Form 20-F
period 2005-12-31
Actions Semiconductor Co., Ltd.
filed 2006-04-28
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-129208

Actions Semiconductor Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

15-1, No. 1, HIT Road

Tangjia. Zhuhai, Guangdong, 519085

The People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of quotation system on which registered
American Depositary Shares, each representing Six Ordinary Shares, par value US$0.000001 per share	Nasdaq—National Market System

Ordinary Shares, par value US$0.000001 per share	Nasdaq—National Market System*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares 516,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐             Accelerated filer ☐             Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

i

ii

CERTAIN DEFINED TERMS

References to “China” or “PRC” or “Mainland China” herein are references to the People’s Republic of China and references to “Hong Kong” are references to the Hong Kong Special Administrative Region of the PRC. References to “United States” or “U.S.” are to the United States of America. All references to the “Government” herein are references to the government of the People’s Republic of China.

All references herein to “we,” “us,” “our,” “Actions” and the “Company” are references to Actions Semiconductor Co., Ltd. and, unless the context otherwise requires, all such references include our subsidiaries.

References in this annual report to “U.S. dollars,” “$” and “US$” are to United States dollars, the lawful currency of the United States and references herein to “RMB” are to Renminbi, the lawful currency of the People’s Republic of China. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, our financial information has been presented in United States dollars in accordance with U.S. GAAP, and is presented on a consolidated basis.

Solely for the convenience of the reader, certain Renminbi amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005, which was RMB8.0205 to US$1.00. As of April 27, 2006, the noon buying rate was RMB8.0165 =US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or Renminbi, as the case may be, at any particular rate.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 20-F, including those statements contained under the captions “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “could,” “would,” “plans,” “intends,” “believes,” “expects,” “projects,” “estimates” or “anticipates”, the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Actions (including its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with Nasdaq, or other stock exchanges.

Such forward-looking statements represent our judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and our future results to be materially different than expected by us or indicated by such statements. Such risks and uncertainties include in particular (but are not limited to) the risks and uncertainties related to: the risk that we may not be able to develop and successfully market new products; the risk that consumer preferences will shift away from the products manufactured by our customers; the risk that our rights to intellectual property used in our products may be challenged by our competitors; the risk that we will not be able to develop and implement additional operational and financial systems to manage our operations as they expand; intensifying competition in the market in which we operate; the outcome of legal proceedings in which we are currently engaged; the risk that we may be unable to retain or attract key personnel; governmental uncertainties; and the risk that our various relationships with our distributor and contract manufacturer customers will change in a way that adversely affects our business.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2002, 2003, 2004 and 2005 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except data regarding number of shares and units shipped. Our operations in Zhuhai, China were established in December 2001 and we commenced commercial sales of our SoCs in the fourth quarter of 2002.

INCOME STATEMENT

	For the year ended December 31,
	2002		2003		2004		2005
	(thousands, except per share and share data)
Revenues:
System-on-a-chip products	US$	137	US$	4,319	US$	55,236	US$	149,369
Semiconductor product testing services		—		1,242		2,021		253

Total net revenues		137		5,561		57,257		149,622

Cost of revenues:
System-on-a-chip products		(93)		(2,868)		(25,565)		(60,518)
Semiconductor product testing services		—		(793)		(1,575)		(68)

Total cost of revenues		(93)		(3,661)		(27,140)		(60,586)

Gross profit		44		1,900		30,117		89,036

Other income		113		118		128		1,122
Operating expenses:
Research and development		(344)		(1,139)		(2,400)		(7,825)
General and administrative		(242)		(331)		(769)		(8,968)
Selling and marketing		(72)		(417)		(594)		(1,375)

Total operating expenses		(658)		(1,887)		(3,763)		(18,168)

Income (loss) from operations		(501)		131		26,482		71,990
Interest income		—		2		28		1,148
Interest Expenses		—		—		—		(77)

Income (loss) before income taxes		(501)		133		26,510		73,061
Income taxes		—		—		(25)		526

Income (loss) before minority interests		(501)		133		26,485		73,587
Minority Interests		—		—		—		18

Net income (loss)		(501)	US$	133	US$	26,485	US$	73,605

	For the year ended December 31,
	2002		2003		2004		2005
	(thousands, except per share and share data)
Net income per share:
Basic	US$	(0.001)	US$	—	US$	0.055	US$	0.152

Net income per ADS:
Basic	US$	(0.006)	US$	0.002	US$	0.331	US$	0.914

Dividend per share		—		—		—	US$	0.041

Weighted-average shares used in computation:
Basic		480,000,000		480,000,000		480,000,000		483,000,000

CASH FLOW

Cash provided by (used in):
Operating activities	US$	(572)	US$	(381)	US$	29,694	US$	77,140
Investing activities		(517)		(355)		(997)		(28,567)
Financing activities		1,882		2,381		877		27,128

BALANCE SHEET

	At December 31,
	2002		2003		2004		2005
	(thousands)
Cash and cash equivalents	US$	793	US$	2,438	US$	32,013	US$	108,896
Terms deposits		—		—		—		23,172
Accounts receivable		137		10		3,529		8,025
Restricted cash		—		—		—		2,478
Notes receivable		—		—		1,825		1,722
Inventories		138		1,069		5,018		7,023
Prepaid expenses and other current assets		42		660		1,328		1,973
Deferred tax assets		—		—		—		528
Tax recoverable		—		—		—		11

Total current assets		1,110		4,177		43,713		153,828

Long-term investment		—		—		—		500
Rental deposits		8		16		24		11
Property, plant and equipment,net		456		646		1,411		2,360
Acquired intangible assets, net		6		25		14		1,889

Total assets	US$	1,580	US$	4,864	US$	45,162	US$	158,588

Total current liabilities		199		969		13,900		27,307

Other liabilities		—		—		145		124

Total liabilities		199		969		14,045		27,431

Minority Interests		—		—		—		582

Total shareholders’ equity		1,381		3,895		31,117		130,575

Total liabilities & shareholders’ equity		$1,580		$4,864		$45,162		$158,588

	For the year ended December 31,
	2002		2003		2004		2005
	(thousand, except average selling price)
Operating Data:
Sales of SoCs for MP3 players	US$	—	US$	3,285	US$	54,069	US$	146,619
Units Shipped		—		744		12,228		48,866
Average Selling Price		—	US$	4.40	US$	4.40	US$	3.00

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We wish to caution the readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Company

We are involved in an intellectual property dispute with SigmaTel, the outcome of which we cannot predict.

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us and Sonic Impact Technologies, LLC. Sonic Impact is a brand owner who incorporated our ATJ2075 series SoC into their MP3 players. The complaint alleges that certain of our SoCs infringed SigmaTel’s U.S. patents and that Sonic Impact’s importation and incorporation of those SoCs into its MP3 players and subsequent sale in the United States of those MP3 players also infringed SigmaTel’s U.S. patents. Subsequently, SigmaTel filed complaints with the U.S. International Trade Commission, or ITC, alleging that we had infringed certain of SigmaTel’s U.S. patents in the design of certain of our SoCs for MP3 players. A settlement was reached between SigmaTel and Sonic Impact, but SigmaTel’s case against us in Texas has been stayed pending the final determination of in the ITC proceedings.

On March 20, 2006, an initial determination from ITC found that we infringed two of SigmaTel’s patents. The ruling includes a recommendation that the ITC issue an order barring any MP3 players which utilize our products that contain two gigabytes or less in flash memory from being imported into the United States. The ITC’s final determination is expected to be issued by June 19, 2006. Subsequent to the final determination, and during the presidential review period, which will take no more than 60 days, Actions’ SoCs that are alleged to infringe and are sold into the United States, will be subject to a bond of US$0.29 per SoC.

In 2005, substantially all of the SoCs we sold used technologies that are alleged to infringe these patents. However, we have not sold any SoCs to customers located in the United States, and based on information provided to us by our customers, we estimate that less than 10% of our SoCs sold during this period were incorporated into products ultimately sold in the United States.

We have retained outside counsel and are vigorously participating in the defense against the allegations set forth in these proceedings. However, we cannot predict the outcome of the ITC’s final determination and if SigmaTel is successful, our customers may be forced to discontinue selling products in the United States that incorporate certain of our SoCs. We may also be required to pay monetary damages to SigmaTel for past infringement. In addition, our ability to increase future sales of our SoCs in the United States may be adversely affected, or we may incur additional costs to create alternative designs that do not infringe SigmaTel’s patents. Such an outcome could negatively affect our revenues as well as harm our business reputation and relationships with our existing customers.

We have a limited operating history, which may make it difficult for you to evaluate us and our prospects.

We established our operations in December 2001 and commercially launched our initial products in the fourth quarter of 2002. The market in which we operate, as well as the technologies used in the products serving that market, are rapidly evolving. We have only limited insight into the emerging trends that may affect our business, and we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development.

We have limited historical financial data from which to predict our future sales and operating results for our SoCs. Our limited operating experience with these products, combined with the rapidly evolving nature of the markets in which we sell our products, and other factors such as consumer preferences, which are beyond our control, limit our ability to accurately forecast quarterly or annual sales.

Most of our key products have only been sold in significant quantities for a short time. As a result, we have limited experience in predicting and responding to fluctuations in demand for our products. Further, since we cannot accurately monitor sell-through of our SoCs in the personal media players sold by brand owners to retail consumers, it is difficult for us to forecast demand for our products. Our direct and indirect customers could experience inventory growth that could cause them to purchase fewer products from us or seek to return products to us in the future. Our direct and indirect customers may place orders in excess of their requirements in response to actual or perceived shortages in the supply of our SoCs. In such event, it will be more difficult for us to forecast our future revenues and budget our operating expenses, and our operating results would be adversely affected to the extent such excess orders are cancelled or rescheduled.

As a result of the reasons above, our historical financial data may not provide a meaningful basis upon which to evaluate us and our prospects.

We do not expect to sustain our recent growth rate.

Due to increased sales of our SoCs for MP3 players, we have experienced significant revenue growth and have gained significant market share in a relatively short period of time. Specifically, our annual revenues for our SoC products increased from US$4.3 million in 2003 to US$55.2 million in 2004 and US$149.4 million in 2005. However, we do not expect similar revenue growth or market share gains in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Our failure to manage adequately our growth and expansion could result in deterioration in our results of operations and financial condition.

We have grown rapidly since establishing our operations in December 2001. This expansion presented, and our anticipated growth in the future may continue to present, a significant challenge to our management and administrative systems and resources and, as a result, to our results of operations and financial condition. Our future success will depend on, among other things, our ability to:

•	effectively maintain and service our existing customer relationships while developing new value added distributor, contract manufacturer and brand owner customers;

•	continue training, motivating and retaining our existing employees and attract and integrate new technical, engineering and sales and marketing employees;

•	identify and attract new management personnel to our company as we continue to expand;

•	protect our intellectual property effectively;

•	integrate new businesses, technologies, services and products that we acquire by way of acquisitions or investments into our operations;

•	effectively manage our capital expenditures and working capital requirements;

•	maintain and further improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We derive almost all of our revenues from our SoCs for MP3 players, and we cannot be sure that sales of these products will remain at current levels or will not decline.

Our recent revenue growth has resulted from sales of our SoCs for MP3 players. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that MP3 players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, if market demand shifts rapidly toward portable, multifunctional, “Swiss- Army knife” style electronic products such as mobile phones with add-on MP3 player functionality and away from stand-alone MP3 players, our sales of our SoCs for MP3 players may decline. The migration and adoption of 3G mobile phone networks may also cause the embedding of MP3 player functionality into mobile phones to grow in popularity as 3G technology allows audio, image and video files to be readily downloaded to mobile phones. We may not be able to compete with SoC providers that target mobile phone manufacturers by combining mobile phone and MP3 player functionality into one SoC. We may not be able to timely develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the availability of third-party manufacturing, assembly, and testing capacity;

•	the ability of our contract foundries to achieve high manufacturing yields for our products;

•	the quality, price, performance, power efficiency and size of our products relative to our competitors;

•	our management of our sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

The selling prices of our products tend to decline over time, and if we are unable to develop successful new products in a timely manner, our operating results and competitive position could be harmed.

As is typical in the semiconductor industry, the selling prices of our products tend to decline significantly over the life of the product. If we are unable to offset reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, our revenues, gross margins and operating results will be adversely affected. We must continuously develop new SoCs or other products and enhancements for existing SoCs to keep pace with evolving industry standards and rapidly changing customer requirements. We may not have the financial resources necessary to fund future innovation. Even if we have sufficient financial resources, if our future innovation produces technology that is behind that of our competitors, we may lose customers. Similarly, if our new products are ahead of the then-current technological standards in our industry, our customers may be unwilling to invest in developing consumer electronics products that can utilize our products, or purchase our SoCs, until the consumer electronics market is ready to accept them. Further, we may be required to develop products that utilize technologies with which our engineers are not familiar. Our efforts to develop in-house capability to work with these technologies or to acquire such expertise through acquisitions or investments in businesses may not be successful. If we are unable to successfully define, develop and introduce competitive new SoCs or other products, we may not be able to compete successfully. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

We may experience difficulties in transitioning to smaller process geometry technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

We are currently transitioning our SoCs for MP3 players from 0.25 microns to 0.18 microns in order to make sure we continue to satisfy our customers’ demands and to maintain our competitiveness. This transition requires us to redesign some products and integrated circuit designs that we use in multiple products, and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to 0.18 micron process geometry.

In addition, we will depend on our contract foundries to transition to smaller process geometries successfully. Our contract foundries may not be able to effectively manage this transition. If our contract foundries or we experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations. As smaller process geometries become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, or at all. Further, we cannot be sure that integrating greater functionality into an SoC will result in a corresponding increase in selling price.

Because of the lengthy product development periods for our products and the fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

It can take up to 12 months for us to design, develop and commence production of our products, and commercial production of consumer end-products that use our SoCs can take an additional three to six months. Product development cycles for our products are lengthy for a number of reasons:

•	our customers usually complete an in-depth technical evaluation of our products before they place a purchase order;

•	the commercial adoption of our products by value added distributors, contract manufacturers and their brand owners is typically limited during the initial release of their new products while they evaluate product performance and consumer demand;

•	new product introductions often center around key trade shows and failure to deliver a product prior to such an event can seriously delay or cancel introduction of a product; and

•	the development and commercial introduction of products incorporating new technology frequently are delayed or canceled.

Because most of our expenses are fixed in the short term or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. We are currently expanding our staffing and increasing our expenditures to support future growth, which may increase our cost of revenues and operating expenses. If our growth does not materialize, our operating results would be adversely impacted.

As a result of the time it takes to begin commercial production and sales of a new product, and the fact that a significant portion of our operating expenses are relatively fixed or incurred in advance of anticipated sales, we may incur substantial expenses in developing new products before we earn associated revenues. For example, we incurred significant development expenses in late 2004 and early 2005 in connection with our ATJ 2097 series SoCs, while we were not able to introduce this product to the market until June 2005. In addition, as the markets for the end products that incorporate our products are rapidly evolving and subject to changing consumer preferences, the products we design may not be in demand by our customers at the time we complete our product development process. This could cause us to miss the sales targets we set for these products when we commence development activities and we may not be able to decrease our operating expenses in a timely manner to offset such short-fall in sales, which would adversely affect our results of operations.

Because our customers are able to change or cancel orders on relatively short notice, we could unexpectedly lose anticipated sales.

The lengthy product development periods for our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy product development periods raise additional risks that customers may cancel or change their orders. Because industry practice allows contract manufacturer and brand owner customers to reschedule or cancel orders on relatively short notice, backlog is not always a good indicator of our future sales. If customers reduce or cancel their orders, it could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. Further, because our sales are made by means of standard purchase orders rather than long term contracts, our customers may not continue to purchase our products at current levels, or at all.

We depend on a few key customers for a substantial majority of our sales and the loss of, or a significant reduction in orders from, any of them would likely significantly reduce our revenues.

In 2004 and 2005, sales to our top five customers accounted for approximately 82% and 77% of our revenues, respectively. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell consumer electronics goods that use our SoCs and solution development kits. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance.

Many of our key customers are value added distributors, who integrate our products into a system platform and sell that system platform to contract manufacturers. We also sell some of our products directly to contract manufacturers. Growth in our business will depend on our ability to maintain and expand our relationships with both value added distributor and contract manufacturer customers. However, some of our contract manufacturer customers may also carry and sell product lines that are competitive with ours. As these customers are not required to maintain a specified minimum level of purchases from us, we cannot be sure that they will prioritize selling our products. As we continue to expand our sales capabilities, we will also need to manage the potential conflicts that may arise between us and our value added distributor customers. Further, we rely on our customers to accurately and timely report to us their sales of our products and to provide certain engineering support services to the brand owners who market and distribute the end products to consumers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would adversely affect our business and financial results.

We rely on third-party contractors to manufacture, assemble and test our products and our failure to successfully manage our relationships with these contractors could damage our relationships with our customers, decrease our sales, and limit our growth.

We do not own or operate a semiconductor fabrication facility. Instead we rely on third parties to manufacture our semiconductors. Presently we utilize four foundries to manufacture our semiconductors, namely Hejian Technology Company, Semiconductor Manufacturing International Corporation, CSMC Technologies Corporation and United Microelectronics Corporation. We provide our contract foundries with monthly rolling forecasts of our production requirements; however, the ability of these contract foundries to provide silicon wafers to us is limited by the contract foundries’ available capacity. At various times after we commenced commercial production in 2002, we have experienced periods when contract foundries lacked sufficient capacity to fulfill all of our demand for SoCs, and our ability to increase our sales was adversely impacted. Moreover, the price of our silicon wafers will fluctuate based on changes in available industry capacity. We do not have long term supply contracts with any of our contract foundries. Therefore, our contract foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our contract foundries will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on these third-party contractors, including:

•	their inability to increase production and achieve acceptable yields on a timely basis;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products;

•	labor shortages or labor strikes; and

•	actions taken by our third-party contractors that breach our agreements.

If our contract foundries do not achieve satisfactory yields or quality, our sales could decrease, and our relationships with our customers and our reputation may be harmed.

Minor deviations in the semiconductor manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. Our contract foundries are responsible for yield losses due to their errors, but these yield losses could cause us to delay shipments to our customers. Our products are qualified with our contract foundries, at which time a minimum acceptable yield is established. If actual yield is below the minimum, the contract foundry incurs the cost of the wafers. If actual yield is above the minimum, we incur the cost of the wafers. However, the fact that a contract foundry is achieving minimum yields on a product does not mean that the yield is sufficient to allow us to maintain or increase our profits on that product.

The manufacturing yields for our new products tend to be lower initially and increase as the contract foundries achieve full production. Our product pricing is based on the assumption that this increase in manufacturing yields will continue, even with the increasing complexity of our semiconductors. Shorter product life cycles require us to develop new products faster and require our contract foundries to manufacture these products in shorter periods of time. In some cases, these shorter manufacturing periods may not reach the high volume manufacturing periods conducive to higher manufacturing yields and declining costs. If our contract foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we may be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

Our products are complex and may require modifications to resolve undetected errors or failures in our hardware and software, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our SoCs and total solutions are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re- engineering costs, divert the attention of our engineering personnel from product development efforts and harm both our customer relations and business reputation. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. We provide warranties for product defects under which we must collect and replace defective goods upon receipt of notice from our customers. Increased claims under these warranties would increase our costs and adversely affect our profitability. Defects could also lead to liability as a result of lawsuits against us or against our customers.

Our contract foundries, other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant earthquake risk and adverse consequences related to the outbreak of SARS and other public health concerns, such as the avian flu.

All of the principal contract foundries that manufacture our products and all of the principal subcontractors that assemble, package, and test our products are located in either China, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near our contract foundries or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. The 2003 outbreak of SARS curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, and had a significant adverse effect on the economies of many countries in this region. Any future outbreaks of SARS or other public health concerns, such as the emergence of an avian flu, could have similar consequences.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

We may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

•	the unpredictable timing and volume of purchase orders and cancellations from our customers;

•	the rate of acceptance of our products by our customers;

•	the rate of growth of the market for MP3 players and our SoCs;

•	fluctuation and seasonality in demand for consumer electronics products;

•	increases in prices charged by our contract foundries and other third-party subcontractors;

•	the availability of third-party foundry capacity;

•	the availability and pricing of other components used in our customers’ products;

•	fluctuations in our contract foundries’ manufacturing yields;

•	the difficulty of forecasting and managing our inventory and production levels;

•	our ability to successfully develop, introduce and sell new or enhanced products;

•	additions or departures of key personnel;

•	our involvement in litigation;

•	natural disasters, particularly earthquakes, or disease outbreaks, such as the recent outbreak of SARS or the emergence of an avian flu, affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

•	the evolution of industry standards and introduction of new products by our competitors.

Any variations in our period-to-period performance may cause our stock price to fluctuate.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete successfully and we may lose or be unable to gain market share.

We face competition from a relatively large number of competitors in China and internationally. In the personal media player market, our principal competitors include Philips Semiconductor, PortalPlayer, Samsung, SigmaTel, Sunplus, Telechips, and Texas Instruments. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design houses.

The consumer electronics market, which is the principal end market for our SoCs, has historically been subject to intense price competition. In many cases, low cost, high volume producers have entered markets and driven down profit margins. If a low cost, high volume producer should develop products that are competitive with our products, our sales and profit margins would suffer.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Furthermore, our current or potential competitors have established, or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business will suffer and we may lose or be unable to gain market share.

Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and mid-level managers to our management.

Our future success is heavily dependent upon the continued service of our board of directors and key executives. Our future success is also dependent upon our ability to attract and retain qualified senior and mid- level managers to our management team. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. We do not maintain life insurance for any of our key executives.

We also rely on a number of key technology staff for the operation of our company. Given the competitive nature of our industry, the risk of key technology staff leaving our company is high and losses of significant numbers of technology staff could disrupt our operations. Our inability to retain and attract qualified technical personnel in the future, or delays in hiring additional such personnel, could make it difficult to meet key objectives, such as timely and effective product introductions.

We may not be able to successfully execute future acquisitions or investments or manage or effectively integrate any acquired business, technologies or teams.

We seek to acquire or invest in businesses that are complementary to ours. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions or investments on terms favorable to us. If we are unable to execute, manage or integrate our acquisitions and investments effectively, our growth, operating results and financial conditions may be materially and adversely affected.

We have limited business insurance coverage and may be subject to losses that might not be covered by existing insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Risks Related to Our Intellectual Property

We may be exposed to infringement claims on intellectual property rights by third parties.

Third parties, including our competitors, may in the future make claims or initiate litigation that assert patent, copyright, trademark and other intellectual property rights in technologies, related standards and product names that are relevant to us. The large number of patents in the semiconductor industry, the confidential treatment of some pending patent applications and the rapid rate of issuance of new patents make it neither economically feasible nor possible to determine conclusively in advance whether a product, any of its components, its method of manufacture or use, or its ornamental design, currently infringes or will in the future infringe upon the patent rights of others. Parties making infringement claims may be able to obtain an injunction that could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could have a material negative effect on our business. Parties making infringement claims may also be able to bring an action before the ITC that could result in an order stopping the importation into the United States of our products. Further, in addition to claims that may be made directly against us, we may be named in infringement actions made against our manufacturers, suppliers or customers. Some of our customer contracts provide that we indemnify the customer against claims of infringement based on our products. Regardless of the merit of these claims, they can be time-consuming, and result in costly litigation and divert the attention of our technical and management personnel.

To resolve any claims made against us, we may be required to develop alternative non-infringing technology or obtain a license for the relevant intellectual property, each of which could be costly and time consuming. Licenses may not be available to us on commercially reasonable terms and conditions, or at all. We might also be required to cease using the trademark or trademarks under which our products were being marketed and sold. If any infringement or other intellectual property-based claim made against us by any third party was successful, or if we failed to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, financial condition and results of operations could be materially and adversely affected.

We rely upon third-party licensed technology to develop our products. If licenses of third-party technology do not continue to be available to us or become very expensive, our ability to develop and introduce new products could be negatively impacted.

We integrate third-party software or other licensed technology into almost all of our products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. However, these third-party licenses may not be available to us on commercially reasonable terms or at all. Our inability to obtain third-party licenses necessary to develop new products and product enhancements could require us to obtain substitute technology at a greater cost or of lower quality or performance standards or delay product development. Any of these results may limit our ability to develop new products that utilize the latest technologies, which could harm our business, financial condition and results of operations.

Our rights to the intellectual property we develop may be difficult to enforce.

We generally rely on patent, copyright, trademark, trade secret and other intellectual property laws to establish and protect the proprietary rights in our know-how, technology, products, and product names. As of December 31, 2005, we had registered one trademark, one patent for utility model, nine proprietary rights for integrated circuit design diagrams and two computer software copyrights in China. In addition, as of December 31, 2005, we had filed seven trademark applications and 13 invention patent applications in China and two trademark applications in Hong Kong. The remaining applications may not be granted, or if granted, may be challenged, invalidated, or circumvented by others. Further, we cannot be sure that any rights granted under patents, trademarks, copyrights or proprietary rights that are issued or registered will be sufficient to protect our technology or will in fact provide competitive advantages to us. If we are unable to protect the key intellectual properties that we develop and use in our products, our ability to compete effectively may be diminished.

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. Even where we take such actions, we cannot assure you that we will be successful or that our rights will be protected. Further, our headquarters and principal operations are located in China. Our efforts to protect our proprietary rights could be ineffective in China where the laws may not protect proprietary rights as effectively as do laws in other countries such as the United States.

Our intellectual property indemnification practices may adversely impact our business.

From time to time we may indemnify our customers for certain costs and damages of patent and copyright infringement in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers. Our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MPEG Audio Layer-3, or MP3, standard. These international standards are often covered by patent or copyrights held by third parties, which may include our competitors. Before we design our products, we discuss with our customers the patented technologies that we must incorporate into our SoCs and the international standards our SoCs must meet to function in the targeted MP3 player end products. We then obtain licenses required to incorporate each of those patented technologies into SoCs that meet these standards. The combined costs of identifying and obtaining licenses from all holders of patent and copyrights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent or copyrights brings a claim for patent or copyright infringement. Any claims for indemnification that may be made could not have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Industry

Demand for our products is highly dependent on the consumer electronics market, which is characterized by short product life cycles and subject to risks related to product transitions and supply of other components.

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory, that our customers require for manufacturing the consumer end product. For example, if our customers are unable to obtain sufficient supplies of other key components in many personal media players, the sales of our products that are also used in such devices would be adversely affected. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

The availability of digital music content may affect demand for our products.

The demand for MP3 players may be adversely impacted by the enforcement of limits on file sharing and downloadable music. The major record labels are pursuing ways to curb consumer downloading of music from the Internet without paying any fees or royalties to the owners of that music. In particular, the Recording Industry Association of America, a recording industry trade group, has sued numerous individuals for distributing copyrighted songs over the Internet. Most recently, the U.S. Supreme Court ruled that distributors of software for sharing music and video files may be held responsible for theft if their intent was to encourage users to illegally trade copyrighted files. This may cause websites offering such software to cease operating. If the record labels, other music producers, or other parties are successful in limiting the ability of consumers to obtain free music on the Internet, the demand for consumer electronic devices such as MP3 players that use our products may decline, which in turn could harm our business, financial condition and results of operations.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product life cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could significantly harm our sales or reduce our profitability for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to semiconductor industry conditions, general economic conditions and other factors.

The industry standards supported by our products are continually evolving, and our success depends on our ability to adapt our products to meet these changing industry standards.

Our ability to compete in the future will depend on our ability to ensure that our products comply with changing industry standards. The emergence of new industry standards could render our products incompatible with products developed by our customers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products do not comply with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial product introductions. We may invest substantial effort and expense in developing or using new technologies or in developing new products or product enhancements, but such effort and expense may not result in market acceptance of our products.

Risks Related to Doing Business in China

Taiwan regulations and recent changes in the policies of the Investment Commission in Taiwan relating to the involvement of Taiwanese persons in companies that have direct and indirect investments in the PRC may limit our ability to retain certain employees and members of our management.

Pursuant to various Taiwan regulations promulgated by Taiwan’s Ministry of Economic Affairs—Investment Commission, or the IC, no Taiwanese person or entity established under the laws of Taiwan, which we refer to as Taiwanese Persons, may invest, directly or indirectly, in a PRC entity unless the investment complies with certain regulations and policies relating to restrictions on investment and participation in investments in PRC companies, which we refer to as the PRC Investment Regulations, and is approved by the IC, or, in limited circumstances, a report to the IC has been filed. Furthermore, the IC has prohibited investments by Taiwanese Persons in certain industries in the PRC, including the semiconductor design industry and certain sectors of the semiconductor manufacturing industry. Under the PRC Investment Regulations, if (a) a Taiwanese Person invests in a non-Taiwan entity, or NTE, that invests in a PRC entity, and (b) such person has “control and influence” over the NTE, the Taiwanese Person will be deemed to have made an indirect investment in the PRC and must abide by the PRC Investment Regulations. According to a press release issued by the IC on June 14, 2005, a person will be deemed to have control and influence over the NTE if: (i) that Taiwanese Person holds more than 5% of the equity of the NTE or is the largest shareholder of the NTE; (ii) the investment amount made by that Taiwanese Person in the NTE is over US$200,000; or (iii) that Taiwanese Person acts as a director, supervisory director or president of the NTE. Taiwanese Persons who violate these regulations and policies may be subject to civil and criminal sanctions in Taiwan.

Certain of our employees and management, including our chief executive officer, are Taiwanese Persons. The Taiwan government may interpret its current regulations and policies, or the Taiwan government may change or amend its regulations and policies in this area, such that it considers one or more of our employees and management as having inappropriate control and influence. Such employee or manager, including our chief executive officer, could be required to leave the company or be subject to sanctions by the Taiwan Government.

A slowdown in the growth of the Chinese economy may slow down our growth and profitability.

Our business is primarily dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for personal media players and MP3 players, in particular, will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago, the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. There can be no assurance that growth of the Chinese economy will be steady, uniform or that any slowdown will not have a negative effect on our business.

China’s legal system is characterized by uncertainty that could negatively impact our business and results of operations.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedent. Beginning in 1979, the PRC government promulgated a comprehensive system of laws and regulations governing economic matters, which has had the overall effect of significantly enhancing the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors. In addition, enforcement of existing laws, or contracts based on existing law, may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. Furthermore, interpretation of statutes and regulations may be subject to new government policies reflecting domestic political changes.

Our activities in China will be subject to administrative review and approval by various national and local agencies of the PRC government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and results of operations.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, such as the emergence of an avian flu, could negatively impact our business and results of operations.

A renewed outbreak of SARS or another widespread public health problem in China and Hong Kong, such as the emergence of an avian flu, where substantially all of our revenue is derived and where our operations are located, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations;

•	the sickness or death of our key officers and employees; and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Changes in China’s political and economic policies could negatively impact our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject in a significant degree to the economic, political and legal developments in China. China’s economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Restrictions on foreign currency exchange may limit our ability to receive and use our revenues effectively.

Any future restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies. Although the PRC government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

Currently, Actions Semiconductor Zhuhai, through which substantially all of our operations are conducted, enjoys preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. As a technology company operating in a designated economic zone, Actions Semiconductor Zhuhai benefits from a 15% preferential enterprise income tax rate, compared to a standard rate of 33%. In addition, Actions Semiconductor Zhuhai has also been granted an income tax exemption for the years ended December 31, 2004 and 2005, to be followed by a three-year tax holiday during which it will be subject to a 7.5% preferential enterprise income tax rate. Moreover, no tax is payable under PRC laws and regulations by Actions Semiconductor Zhuhai with respect to any dividend payments made by Actions Semiconductor Zhuhai to us, as its shareholder, or the receipt by us of the profits remitted, provided that such profits are permitted to be paid by it in accordance with PRC laws and regulations. There have been various tax reform proposals in China, and if any of these incentives are reduced or eliminated by government authorities in the future, our effective tax rates on a consolidated basis could increase significantly. We may not continue to enjoy these preferential tax treatments in the future. The discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations.

Action Semiconductor Zhuhai is subject to restrictions on dividend payments.

We are a holding company incorporated in the Cayman Islands with no operating assets. We rely on dividends and other distributions from Actions Semiconductor Zhuhai to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit Actions Semiconductor Zhuhai to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and PRC accounting standards and regulations. In particular, Actions Semiconductor Zhuhai, as a wholly foreign owned enterprise in China, is required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year. Such cash reserve may not be distributed as cash dividends. In addition, if Actions Semiconductor Zhuhai incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Fluctuations in the value of the Renminbi could negatively impact our results of operations.

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. If the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. On July 21, 2005, PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined.

This adjustment has resulted in an approximately 2.0% appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

In addition, as we rely entirely on dividends paid to us by Actions Semiconductor Zhuhai, any significant devaluation of the Renminbi would have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion.

Risks Related to Our Corporate Structure

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through Actions Semiconductor Zhuhai. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may be subject to limitations on transfers of our ordinary shares.

Our ordinary shares are transferable subject to restrictions in our articles of association. However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share without assigning any reasons therefor. In addition, the registration of transfers may be suspended as our board of directors may determine, for up to 45 days in any year.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. We cannot offer to holders of our ADSs those rights unless the securities to which the rights relate are either registered under the U.S. Securities Act of 1933, which we refer to in this document as the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

Holders of ADSs may not be able to exercise the rights of shareholders, including the right to vote as a shareholder.

As a holder of our ADSs, you will not be recorded as a shareholder on the share register of the Company. Only registered holders of our ordinary shares are entitled as a matter of Cayman Islands law to exercise the rights of shareholders including voting their shares and receiving dividends and distributions. The depositary or its custodian will be the registered holder of all the ordinary shares represented by the ADSs and, thus, will be the only party entitled to exercise the rights of a shareholder with respect to those ordinary shares held by them. You will not be able to exercise the rights of a shareholder, including the right to vote, unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not be able to withdraw ordinary shares in time to be able to exercise your rights. For example, you may not know about shareholder meetings enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of an upcoming vote and arrange to deliver our voting materials to you. You may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be little you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs, in the case of poll voting will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary, in the case of poll voting will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular proposal; or

•	we think the particular proposal would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by ADRs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated as an exempted company under the Companies Law (2004 Revision) of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 2 global business license. In August, 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 21, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we were establishing in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor Co., Ltd., a subsidiary incorporated on December 28, 2001 in Zhuhai, China, which we refer to as Actions Semiconductor (Zhuhai) or Actions Semiconductor Zhuhai. We conduct substantially all of our operations through Actions Semiconductor Zhuhai.

As our scale of operations and revenues increased, we determined that it would be advantageous to establish a subsidiary in Hong Kong through which to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00 Actions Technology (HK) Company Limited, a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs and receiving and delivery infrastructure. In addition, certain of our customers may be able to reduce the amount of value-added taxes to which they are subject by making purchases through our Hong Kong subsidiary. On December 19, 2005, we established a subsidiary in Beijing, China, Beijing Actions North Microelectronic Co., Ltd., which serves as our research and development center for imaging and video technology. On December 28, 2005, we established a subsidiary in the British Virgin Islands, Artek Microelectronics Co., Ltd., which serves as a holding company for other subsidiaries we may establish in China in the future.

Our principal executive offices are located at 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, and our telephone number is (86-756) 339-2353. Our Internet address is www.actions-semi.com. The information on our web site is not a part of this document.

Our agent for service of process in the United States is Corporate Service Company, which is currently located at 1133 Avenue of the Americas, Suite 3100, New York, NY 10036 and its telephone number is (212) 299-5600.

B. Business Overview

We are one of China’s leading fabless semiconductor companies. We provide system-on-a-chip, or SoC, products and total solutions for the development and manufacture of personal media players.

Our total solutions include our SoCs, our solution development kits, as well as detailed specifications of other required components and the providers of those components. Our total solutions enable our customers to quickly introduce new personal media players, including MP3 players, to the mass market in a cost effective manner. MP3 player manufacturers and brand owners often rely on SoC platform providers such as ourselves and value added distributors to provide total solutions that enable them to accelerate their products’ time-to-market.

We believe that we have been able to build our business into a leading supplier of SoCs for MP3 players due to our total solutions that offer excellent functionality-to-price ratios, customer driven engineering, proximity and close working relationships with China-based manufacturers of MP3 players, and our ability to anticipate and react to market trends. We believe that our China-based operations also provide us with access to a highly educated engineering workforce and a competitive cost structure that has enabled us to achieve high levels of profitability.

Industry Background

Personal media players have recently emerged as one of the most popular new consumer electronics products, with dedicated audio MP3 players currently being the most popular product in this category. MP3 players offer significant advantages over traditional compact disc, or CD, and cassette players. These advantages include reduced size, the ability to hold a significantly greater number of songs, the ability to better manage music content and longer battery life. We believe that these advantages and the availability of digital audio and media files on the Internet will lead to the replacement of traditional CD and cassette players with MP3 players. This replacement is still in an early stage, thus leaving a great potential for future growth in sales of MP3 players over the next decade. MP3 players store compressed audio files on either flash memory or small hard-disk drives, or HDDs, and allow music playback using a wide range of industry audio compression technologies, the most popular of which include MPEG Audio Layer-3, or MP3, Microsoft’s Windows Media Audio, or WMA, Ogg Vorbis and Advanced Audio Coding, or AAC. Our SoCs for MP3 players support each of these compression technologies. Flash memory players are typically smaller, lower-cost, have lower power consumption and generally have a memory capacity of less than one gigabyte. HDD based MP3 players currently can have a memory capacity of up to 60 gigabytes.

The functionality of MP3 players is largely determined by the SoC controller. The SoC and memory components constitute a significant portion of the cost of MP3 players. In flash based MP3 players, the small size and cost considerations usually require the use of a highly integrated mixed-signal SoC that incorporates standard digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers.

MP3 Player Design and Manufacturing Value Chain

The MP3 player industry, like many other segments of the consumer electronics industry, is increasingly centered in China. The MP3 player market is highly fragmented and is characterized by a large number of manufacturers who offer a wide range of models. MP3 players manufactured by China-based manufacturers are often rebranded and sold across the world by importers, retailers, and consumer electronics companies. China’s low cost design and manufacturing capabilities are an increasingly important competitive advantage, as consumers increasingly demand more functionality at lower price in each successive generation of MP3 players. The MP3 player manufacturers and brand owners also increasingly rely on SoC platform providers and value added distributors to provide total solutions that enable them to accelerate their products’ time-to-market. The following chart illustrates the typical MP3 player design and manufacturing value chain:

Often, brand owners and contract manufacturers lack comprehensive in-house design capabilities required to address the market trend towards increased functionality and short product life cycles. Brand owners depend on value added distributors to work closely with an SoC platform provider to develop a total solution that can be easily incorporated into the brand owner’s finished product. Only a few SoC platform providers, such as us, have the capability to provide total solutions directly to the contract manufacturers and brand owners based on a standard reference design.

Our Products and Technology

We provide a variety of solutions along the MP3 player design and manufacturing value chain. For most of our value added distributor customers and certain more sophisticated contract manufacturer and brand owner customers, we provide our system platform solution, which includes our SoCs and solution development kits. For less sophisticated customers, we provide our total solution, which includes our system platform solution as well as detailed specifications of other required components and providers of those components. Our total solution customers can assemble a complete MP3 player by utilizing our SoCs and solution development kits and following the directions included in our customization documents.

Our capability to provide total solutions is the result of our detailed knowledge of the manufacturing technology along the different points of the design and manufacturing value chain. By applying that knowledge, we can mix, match and recombine our solutions to fit the diverse needs of our customer base.

System-on-a-Chip (SoC)

Our SoCs are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a power management unit and other components. Our SoCs are designed to be utilized for both flash memory based and HDD based personal media players with upgradeable firmware. SoCs for personal media players must address a range of requirements, including high performance, low cost, high levels of system integration and low power consumption. We utilize a compact system architecture that incorporates an optimized algorithm with an embedded task management system in order to maximize the cost efficiency of our SoCs and solutions. Further, this architecture reduces the size of our SoCs, and improves our SoCs’ power efficiency and functionality.

Our SoCs are manufactured using industry-standard, mixed-mode, complementary metal-oxide semiconductor, or CMOS, processes and are designed to help our customers lower the number of components required to manufacture their finished products and reduce their overall cost. Our SoCs are distinguished by our multi-voltage design that results in low noise and low power consumption. Further, they support audio encoders, digital rights management, USB and bluetooth connectivity and audio post-processing effects, such as equalization and stereo expansion, and also include on-chip memory, controllers for color liquid crystal display, and analog components, including digital to analog converters, phase lock loops and USB transceivers.

The following table summarizes the key features of our SoCs based on our current five series, eight series and nine series platforms:

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Support	Battery Life(1)	Storage Media
ATJ 2085	April, 2004	Portable Media	• MP3, WMA, DRM 10 • FM Radio • Voice Recording	• USB 2.0 full speed • Data storage • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller	• 1x AA / 2x AA • Lithium Ion • Nickel Metal Hydride	20 hrs	• NAND Flash

ATJ 2089	July, 2004	Portable Media and Digital Camera	• MP3 encode and decode, WMA, OGG, DRM 10 • FM Radio • Voice Recording • CMOS Camera	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	• 1x AA / 2x AA • Lithium Ion • Nickel Metal Hydride	20 hrs	• NAND Flash • Nor Flash • HDD • SD/MMC

ATJ 2087	September, 2004	Portable Media	• MP3 encode and decode, WMA, OGG, DRM 10 • FM Radio • Voice Recording	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	• 1x AA / 2x AA • Lithium Ion • Nickel Metal Hydride	20 hrs	• NAND Flash • SD/MMC

ATJ 2051	September, 2004	Portable Media Gift Market	• MP3, WMA, Voice Recording	• USB 2.0 full speed • Data Storage • Data Encryption • Auto Run	• LED/LCM color display controller • Internal Segment LCD Driver	• 1x AA / 2x AA • Lithium Ion • Nickel metal Hydride	20 hrs	• NAND Flash

ATJ 2097	June, 2005	Portable Media	• MP3, WMA, OGG, DRM 10 • FM Radio • Voice Recording • Video Play	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	• 1x AA / 2x AA • Lithium Ion • Nickel Metal Hydride	17 hrs	• NAND Flash • AG- AND Flash • SD/MMC

(1)	Using a single AA battery. MP3 playback at medium volume level.

Solution Development Kits

Our solution development kits, or SDKs, include the embedded firmware code, software tools and documentation necessary to develop and mass produce MP3 players. Our firmware utilizes an embedded structure design with standard interface that allows our customers to pick and choose functionalities and add new device drivers, which in turn lowers their development complexity for new products and accelerates product time-to-market. Our manufacturing software tools also allow our customers to quickly mass produce their products based on our turnkey process. The principal features of our SDKs include the capability to:

•	enable high-quality audio, image and video playback and encoding through optimized implementation of digital media compression and decompression functions;

•	support a range of file types, audio, images, text and video through a flexible format management system;

•	support firmware upgrades that allow the addition of new features;

•	incorporate a standard library function such as MP3 decoder, WMA decoder, voice recorder, file system management and data storage functions;

•	actively scale the processor speed depending on required function at the time, resulting in lower power consumption; and

•	reduce the required data movement and associated power drain through advanced memory allocation techniques.

Total Solutions

We provide total solutions directly to contract manufacturers or brand owners, or indirectly to them through value added distributors. Our total solution includes our SoCs, SDKs and customization documents that include detailed specifications of other required components and providers of those components, which, together, allow those customers to assemble a complete MP3 player based on a standard reference design. Our total solution products enable our customers to minimize the time and effort associated with design, development and production of new products.

Semiconductor Product Testing Services

We provide semiconductor product testing services to our customer, Top Concept Technology Limited, when we have excess capacity in our semiconductor product testing equipment. In 2005, semiconductor product testing services provided to Top Concept accounted for approximately 0.2% of our total revenue. However, we are only able to provide these services when our semiconductor product testing equipment is not fully utilized and we have excess capacity. As a result of our increased production of SoC products, we do not anticipate having meaningful levels of excess capacity in our testing operations, and therefore do not expect that semiconductor product testing services will contribute materially to our revenues in 2006 or beyond.

Customers and Sales

We sell our SoCs and provide system platforms and total solutions in China and world-wide through distribution arrangements and through our direct sales force to distributors, contract manufacturers and, in some instances, to brand owners. We sell our system platform solutions to value added distributors who in turn customize our system platform solutions into a total solution and sell that total solution to contract manufacturers or brand owners with manufacturing capability.

In some instances, we also provide our total solutions directly to the contract manufacturers or brand owners with manufacturing capability. In turn, the contract manufacturers and brand owners with manufacturing capability integrate our SoCs with the total solution provided by us or the value added distributors, and assemble it with other industrial design components into a complete MP3 player.

We do not typically enter into long-term contracts with our customers. Most of our value added distributor customers provide us each month with a three-month non-binding rolling forecast and typically place purchase orders one month before expected delivery, although such purchase orders are still subject to adjustments or cancellations by that customer. Our customers are generally invoiced at the time of delivery. We also provide limited credit terms for our key customers.

Though the substantial majority of our sales are made directly to value added distributors, we consider all members of the MP3 player design and manufacturing chain, including the brand owners and contract manufacturers, to be important customers as they may also be involved in the system design and the selection of the SoC platform provider. Brand owners and contract manufacturers often lack the comprehensive in-house design capabilities required to address the market trend towards increased end-user product functionality and short product life cycles and depend on value added distributors and SoC platform providers like us to provide total solutions.

Our most significant customers in terms of revenues in 2005 included Hong Kong Beta Power Tech, Jess Technology, MCU Power, Power Radio and Sino-Mos Electronic, all of which are value added distributors and collectively accounted for approximately 82% and 77% of our revenues in 2004 and 2005, respectively. The SoCs that we sold to these customers during these periods are incorporated in the personal media players of brand owners in China and globally. In 2004 and 2005, sales directly to brand owners accounted for approximately 2% and 2% of our SoCs sold, respectively.

Export sales to our customers located in Hong Kong accounted for approximately 96% and 91% of our revenue in 2004 and 2005, respectively. We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong. A small amount of our products are sold to customers in the PRC, and exported to Taiwan.

Marketing

Our marketing group focuses its efforts on product strategy, new product introduction, demand assessment and competitive analysis. Our marketing group works closely with our value added distributor and contract manufacturer customers to better align our product development efforts with the requirements of the brand owner. We also hold product introduction seminars with our value added distributor, contract manufacturer and brand owner customers whenever we have a major breakthrough in product development. Our marketing group monitors our sales and the inventory levels of our customers to allocate our shipments. In addition, our marketing group collaborates with our customers in product development strategies and strategic marketing. We have been able to leverage our position at the beginning of the MP3 player design and manufacturing value chain to organize group purchases and negotiate volume discounts for our downstream customers who require other MP3 player components, such as flash memory, LCD drivers or OLED displays, to build their end-products. Our marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our research and development department as well as with our brand owner customers.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The staff engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors.

Manufacturing

We design and develop our SoCs and electronically transfer our proprietary design to third-party foundries to process silicon wafers and produce the SoCs. Four outside foundries, Hejian Technology Company, Semiconductor Manufacturing International Corporation, CSMC Technologies Corporation and United Microelectronics Corporation, currently manufacture almost all of our semiconductors. These foundries currently fabricate our devices using mature and stable 0.25 micron CMOS process technology. We regularly evaluate the benefits and feasibility, on a product by product basis, of migrating to smaller process geometries to reduce cost and improve performance. We also maintain relationships with other contract foundries to ensure we have alternative manufacturing capabilities.

Logistics

We manage much of our manufacturing logistics internally, including pre-production hardware testing, test program development, characterization and qualification testing, production scheduling, capacity planning, work- in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis.

Following processing, silicon wafers that are manufactured for our SoCs are either tested by us internally or by third party testing houses such as Global Advanced Packaging Technology and King Long Technology. Thereafter, these wafers are shipped to third-party packaging subcontractors such as Siliconware Technology and Nantong Fujitsu Micorelectronics, where they are sliced into individual die, and assembled into finished semiconductor packages and tested on site or returned to us for final product testing.

Testing

Our SoCs are designed to use low-cost, industry standard packages and to be tested with widely available automatic testing equipment. We manufacture or purchase the testing equipment we use under strict cost- efficiency criteria. We enter into contracts with third party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first hand knowledge of the manufacturing process. We conducted approximately 87% and 74% of the testing of our silicon wafers internally in 2004 and 2005, respectively, and approximately 52% and 60% of the testing of our final SoC products internally in 2004 and 2005, respectively.

Quality and Reliability Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of our products, processes and customer service. We apply established design rules and practices for CMOS devices through standard design, layout and testing processes. We also rely on in-depth simulation studies and practical application testing to validate and verify our SoCs. We strive to achieve best-in- class quality and reliability performance on all of our products through a systematic approach that emphasizes quality at every phase of product development and manufacturing. From initial design conception to fabrication, testing, and assembly, we strive to assure quality by fabrication and assembly process monitoring, materials inspections, wafer level reliability, testing, new product qualification testing, reliability monitoring of finished products. We emphasize a strong supplier quality management practice in which the independent suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. We also require that the independent suppliers used by our manufacturing logistics partners have a quality management system, are certified to the ISO9000 standard and have an environmental management system certified to the ISO14000 standard. To ensure consistent product quality, reliability and yield, we work together with our contract manufacturers to closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry, testing house and assembly subcontractor.

Competition

The market for SoCs for MP3 players is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as Philips Semiconductor, PortalPlayer, Samsung, SigmaTel, Sunplus, Telechips and Texas Instruments. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include MP3 player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally which are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different than the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors, and that the functionality of our products meets or exceeds the functionality of chips produced by our competitors. Further, we believe that the location of our facilities in Zhuhai, China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As MP3 players become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as incorporating MP3 player functionality in mobile phones, eyewear, watches, bluetooth earphones or other fashion or gift items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

•	ability to deliver comprehensive system platforms or total solutions that support a wide variety of industry standards;

•	design flexibility that allows customers to differentiate their products;

•	strong customer support that decreases the length of product design cycles and accelerates product time- to-market;

•	power efficiency that offsets the increased power requirements of color displays and graphic processing;

•	competitive pricing; and

•	intellectual property position and know-how.

We believe we are well positioned to compete in the design and manufacturing technology areas against our competitors because of our ability to provide total solutions to our customers that allow them to quickly roll-out new and differentiated products while reducing the overall system cost and size.

Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue (the “Guidance Catalogue”) issued on November 30, 2004 and effective as of January 1, 2005 by the Ministry of Commerce and the State Development and Reform Commission (the “SDRC”), integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the businesses of integrated circuit design and software development and production currently conducted by Actions Semiconductor Zhuhai.

Integrated Circuit Design and Software Development

Pursuant to the Several Policies on Encouragement of Development of Software and Integrated Circuit Industries promulgated by the State Council on June 25, 2000 and effective as of the same date (the “Encouragement Policies”), certified integrated circuit design enterprises are treated in the same manner as certified software enterprises and therefore enjoy various incentive polices available to the software enterprises under the Encouragement Policies, such as incentive policies relating to investment and financing, taxation, industrial technologies, exports, income distribution and protection of intellectual property rights. For example, certified integrated circuit design enterprises are exempt from enterprise income tax (“EIT”) for their first two years of profitable operations and entitled to a 50% reduction in their EIT for the following three years. They are also exempt from tariffs and import-related value added tax on their imported manufacturing equipment for self- use. The Export and Import Bank of China is required to provide credit support with preferential interest rates for such enterprises’ export businesses. Further, PRC government purchasers of relevant products are required to give preference to such enterprises.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products (the “IC Design Certification Measures”) issued by the Ministry of Information and Industry (the “MII”) and the State Administration of Taxation (the “SAT”) on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MII and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MII. Final verification and approval must be given by the MII in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Actions Semiconductor Zhuhai was issued an integrated circuit design enterprise certificate on February 1, 2006, which will expire on February 1, 2007 and is renewable each year by passing its annual inspection.

Certification of software enterprises is governed by the Tentative Standards and Administrative Measures on Certification of Software Enterprises (the “Software Certification Measures”) issued by the MII, the Ministry of Education, the Ministry of Science and Technologies and the SAT on October 16, 2000 and effective as of the same date. Pursuant to the Software Certification Measures, software products are defined as software embedded in computer software, information systems or equipment provided to users or computer software provided in conjunction with the provision of computer information system integration or application services or other technical services. The MII is responsible for the nationwide administration of such certification, and relevant software industrial associations or other associations authorized by the MII are the certification organizations of software enterprises.

Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents, copyrights and other intellectual property rights. China has adhered to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to WTO in December 2001.

Integrated circuit diagram designs are specifically protected under the Protection Regulations for Integrated Circuit Diagram Design promulgated by the State Council on April 2, 2001 and effective as of October 1, 2001 and its Implementation Rules issued by the State Intellectual Property Office (the “SIPO”) on September 18, 2001 and effective as of October 1, 2001. Integrated circuit diagram designs are entitled to proprietary rights for a ten-year period upon registration with the SIPO.

Registered trademarks are protected under the Trademark Law amended by the Standing Committee of National People’s Congress (the “SCNPC”) on October 27, 2001 and effective as of December 1, 2001. Trademarks can be registered with the Trademark Office for renewable ten-year periods.

Registered patents are protected under the Patent Law amended by SCNPC on August 25, 2000 and effective as of July 1, 2001. Patents are divided into three categories, specifically inventions, utility models and exterior designs, which can be registered with the Patent Office. The protection period for inventions is 20 years, and the protection periods for utility models and exterior designs are 10 years.

The SCNPC amended the Copyright Law on October 27, 2001 and effective as of the same date, pursuant to which certain engineering and product designs and software are eligible for copyright protection. In addition, copyrights for computer software are specifically protected under the Protection Regulations issued by the State Council on December 20, 2001 and effective as of January 1, 2002. There is also a voluntary registration system for computer software copyrights, which is administered by the China Copyright Protection Center.

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on January 14, 1997 and effective as of the same date and various further regulations issued by the Sate Administration of Foreign exchange (the “SAFE”), Renminbi can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services. However, evidence in the form of contracts, invoices and in some cases government registration certificates, must be presented to the bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into Renminbi, or Renminbi into foreign currency, and remittance thereof into or out of China requires approval by SAFE or its local office.

Within China, all payments must be made in Renminbi. Unless otherwise approved, Chinese companies must repatriate foreign currency payments received from abroad into China. Foreign invested enterprises, such as Actions Semiconductor Zhuhai, are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

Under these regulations, a foreign invested enterprise in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In particular, our PRC subsidiaries, as wholly foreign owned enterprises, are required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of each of their after-tax profits each year.

C. Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of December 31, 2005.

D. Property, Plant and Equipment

Our corporate headquarters are located in 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, where we occupy approximately 38,124 square feet under a lease expiring on December 31, 2006. We intend to renew our lease when it expires. All of our semiconductor design operations are conducted at our corporate headquarters, including our semiconductor testing operations, and all of our testing equipment is located there. We also lease approximately 3,046 square feet in Shenzhen, China on a month-to-month basis, which serves as a part of our sales office and houses our technology service center. We lease approximately 1,303 square feet under a lease that expires on May 31, 2007 in Hong Kong which serves as our export trade office. In Beijing, we lease approximately 13,813 square feet under a lease that expires on December 31, 2007, which serves as our research and development center for imaging and video technology. We entered into a Land Use Right Grant Agreement on December 21, 2005 with the Zhuhai Bureau of Land Resources for 564,298 square feet of land on which to set up our new corporate headquarters. We anticipate groundbreaking in July 2006.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are one of China’s leading fabless semiconductor companies. We provide SoCs and total solutions for the development and manufacture of personal media players. We have experienced rapid growth in our revenues and profitability. Our revenues grew from US$5.6 million in 2003 to US$57.3 million in 2004. In 2005, our revenues were US$149.6 million, a 161.1% increase over our revenues in 2004. We believe that we have gained market share in 2005, as our sales of SoCs for MP3 players have grown faster than the overall market for MP3 players. Along with growth in revenues, we have experienced rapid growth in our net income. Our net income grew from net income of US$0.1 million in 2003 to US$26.5 million in 2004. For 2005, our net income was US$73.6 million, an increase of approximately 177.7% from 2004. In addition, our gross margins have remained above 40% for each quarter since the first quarter of 2004.

We believe that the key challenge we will face as we strive to operate and grow our business will be maintaining a product portfolio that meets the changing needs of consumer electronics manufacturers and brand owners. To meet this challenge, we will need to invest further in hiring and retaining top research and development personnel, and keep continuously abreast of developments in the MP3 player market and the market for other personal media players. We believe our strong position in China’s semiconductor industry is attractive to engineers and will help us to attract talented personnel, and help maintain our position as a leading fabless semiconductor company in China. However, if the market shifts away from MP3 players to other forms of media players or other consumer electronics products, and we are unable to develop products that meet market needs, our growth and profitability will be adversely affected.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues primarily from sales of our SoCs for MP3 players and to a lesser extent from sales of our SoCs for energy metering products. We also generate limited revenues from providing semiconductor product testing services.

SoCs for MP3 Players. The revenues from our SoCs for MP3 players are affected by the volume of units shipped and average selling prices, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for MP3 players mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in average selling prices of our SoCs for MP3 players by introducing new products with additional features and functions with higher initial selling prices. In 2004 and in 2005, sales of SoCs for MP3 players accounted for approximately 94.4% and 98.0% of our total revenues, respectively. Our SoCs were principally used in flash-based MP3 players in these periods, with sales of SoCs for HDD-based MP3 players accounting for only a nominal amount of our total sales of SoCs for MP3 players.

SoCs for Energy Metering Products. In 2004 and 2005, sales of our SoCs for energy metering products accounted for 0.5% and 1.2% of our total revenue, respectively. Due to the growing demand for energy metering products resulting from continued infrastructure development in China, we expect that the percentage of our revenues derived from sales of SoCs for energy metering products will increase over the next several years. Our margins on SoCs for energy metering products have been generally higher than our margins on our SoCs for MP3 players.

TxRx SoCs. We previously designed and manufactured SoCs for remote control toy cars, which we refer to as TxRx SoCs. In 2004 and 2005, sales of TxRx SoCs accounted for 1.5% and 0.6% of our total revenue, respectively. In the first quarter of 2005, we made the decision to discontinue the sale of TxRx SoCs in order to focus more on our core business of producing SoCs for MP3 players, and granted rights to use our proprietary TxRx technology to a third party in exchange for a one-time payment of license fees. We recorded the license fees under other income. We do not expect to generate revenue from sales of TxRx SoCs in future periods.

Semiconductor Product Testing Services. We provide semiconductor product testing services to our customer, Top Concept Technology Limited, when we have excess capacity in our semiconductor product testing operations. In 2005, semiconductor product testing services provided to Top Concept accounted for 0.2% of our total revenue. However, we are only able to provide these services when our semiconductor product testing equipment is not fully utilized and we have excess capacity. As a result of our increased production of SoCs for MP3 players, we do not anticipate having meaningful levels of excess capacity in our testing operations, and therefore do not expect that semiconductor product testing services will contribute materially to our revenues in 2006 or beyond.

Cost of Revenues

Our cost of revenues are comprised of costs for our SoC products and semiconductor product testing services.

SoCs. Cost of revenues for our SoC products primarily consists of our foundry fees, external testing and packaging fees, royalty payments and licensing fees, and personnel and occupancy expenses associated with our operations. In addition, we include inventory handling costs, obsolete inventory write-downs and transportation costs in our cost of revenues. The inventory write-downs have been immaterial and to date, and we have not been required to provide an allowance. There can be no assurance, however, that a decrease in average selling prices in the future would not require us to provide for an allowance in future periods.

In general, our per unit costs, including fees for silicon wafers and external testing and packaging, declined for the majority of our SoC products beginning from the first quarter of 2004 through the second quarter of 2005 as we increased the volume of our orders.

Foundry Fees: We outsource the manufacturing of our SoC products to contract foundries. Foundry fees, which include both the purchase of silicon wafers and the foundries’ processing charges, are the largest component of our cost of revenues, comprising 53.8% and 68.6% of our cost of revenues in 2004 and 2005, respectively. We expect that foundry fees will continue to comprise the largest portion of our costs of revenues for the foreseeable future.

Royalty Payments and Licensing Fees: We have entered into licensing agreements with respect to third- party technologies that we use in our products. Our most important licenses include those for MP3 digital compression technologies from Thomson Multimedia, WMA compression technology and digital rights management from Microsoft, surround sound from SRS Labs, Inc. and CPU core from MIPS Technologies. We generally pay licensing fees at the time we enter into the licensing agreement with the technology licensor. In addition, we pay royalty fees to the technology licensors based on the number of products we sell using the licensed technology. In general, however, the royalty payments that we pay are capped at a fixed maximum amount. As a result, product shipments made above the levels at which maximum royalty payments are required result in a higher margin per unit. Royalty payments and licensing fees accounted for the second largest portion of our cost of revenues, comprising 22.5% and 13.6% of our cost of revenues in 2004 and 2005, respectively.

External Testing and Packaging: We test the silicon wafers used in the production of our SoCs internally or outsource testing operations to third party testing houses. We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third party testing houses whenever our production volume exceeds our testing capacity. After testing, we employ third-party subcontractors to slice wafers into individual die, and assemble and package the die into finished semiconductor packages, which processes are collectively referred to as “packaging”. Fees to third party testing and packaging companies accounted for 15.5% and 15.0% of our cost of revenues in 2004 and 2005, respectively.

Semiconductor Product Testing Services. Our cost of revenues for semiconductor product testing services consists of depreciation and amortization costs for product testing equipment and costs associated with operating this equipment. We also include personnel and occupancy expenses associated with our product testing services in our cost of revenues.

Gross Profit

As the industry in which we compete is characterized by intense competition, SoC platform providers, including our company, continuously invest in research and development to update and improve product features and functions. As a result, selling prices for products with less advanced features and functions generally decline over time as newer products are introduced. This aspect of the MP3 player market means that in order to maintain our competitiveness and gross profit margins, we are required to continue to develop and offer products with improved features and additional functionality. We expect that our overall gross profit, as a percentage of revenues, may fluctuate from period to period as a result of shifts in product mix, changes in demand by consumers, changes in our pricing polices and those of our competitors, and new product introductions by us and our competitors.

Operating Expenses

Our operating expenses include research and development, selling and marketing and general and administrative expenses.

Research and development expenses. Research and development expenses consist primarily of engineering expenses, costs associated with our electronic design automation software, depreciation on research and development equipment, and the cost of parts and materials for prototypes, as well as salaries, employee benefit and related expenses of employees engaged in research, design and development activities, including certain employees staffing our technology service center. We allocate the salaries, employee benefits and expenses attributable to engineers employed in our technology service center to research and development expenses, as the primary duty of these engineers is to provide customization services to our customers as a part of our total solutions. Such services are provided to our customers free of charge and prior to our receipt of purchase orders. As such, customers are under no obligation to reimburse us for costs incurred during this process or to actually purchase products from us. We expense all research and development costs as they are incurred. We believe that continued investment in research and development is critical to meeting the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and the life cycles of our products shorten.

General and administrative expenses. Our general and administrative expenses consist primarily of salaries, employee benefits, and related expenses for human resources, finance personnel and senior management. We also record expenses we incur for professional services, including fees related to our litigation with SigmaTel, as general and administrative expenses. We expect our general and administrative expenses to increase in the future as we hire additional experienced management personnel to further expand our business, and incur professional service fees, such as legal and accounting fees, after we become a public company. We also expect to increase our legal costs as we continue to vigorously defend against the ongoing intellectual property lawsuit.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of salaries, employee benefits and related expenses for our sales and marketing department. It also includes the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Other Income

We record our other income net of interest expense and other expenses associated with other income. Our other income has principally comprised interest income, subsidies and various non-recurring items.

Interest income. We earn interest income from our demand deposit accounts as a part of our cash management.

Other operating income. Our other income consists of rent subsidy provided by the Zhuhai municipal government for our headquarters and research facilities, and project awards for certain research projects that we undertake at the request of the PRC government.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) allowance for doubtful accounts; (c) allowance for obsolete inventories and (d) provision for litigation claims. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition. Our revenues are primarily derived from the sale of SoC products that we design and develop at our own expense. We recognize revenue based on firm customer orders with fixed terms and conditions, including price net of discount and commissions, if any. We recognize revenue when delivery has occurred and collectibility is determined to be reasonably assured. We also provide semiconductor product testing, and revenue is recognized when the services are rendered. We do not provide our customers with price protection and only provide the right of return for defective goods in connection with our warranty policy. To date, the costs of our warranty policy have been insignificant.

Allowance for Doubtful Accounts. Although we historically have not recorded allowance for doubtful accounts, in the future and from time to time, we may make such allowance based on our assessment of our customers’ credit worthiness on a case-by- case basis. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we will record an allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. As our business grows, we expect our accounts receivable balance to increase. If the financial condition of our customers deteriorates, we may recognize allowance on such uncollectable accounts receivable, which would adversely impact our future operating results.

Allowance for Obsolete Inventories. We value our inventory at the lower of the actual costs of our inventory or its current estimated market value based on the selling prices of our SoCs. We record inventory provisions for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required.

Provision for Litigation Claims. We have been subject to legal proceedings and claims with respect to matters such as patents as identified in “Item 8—Consolidated Statements and Other Financial Information—Legal Proceedings” in this document. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringed technology, pay substantial damages under applicable law, cease the use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

We are currently involved in certain claims and legal proceedings and have incurred significant costs associated with defending these matters. Periodically, we review the status of each significant matter and assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. If we estimate that loss will be within a range, and no amount within the range is considered a better estimate than any other amount then we would record the minimum estimated liability. Because of uncertainties related to these matters, accruals, if any, will be based only on the best information available at the time.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2003		%	2004		%	2005		%
Revenues:
System-on-a-chip products	US$	4,319	78%	US$	55,236	96%	US$	149,369	100%
Semiconductor product testing services		1,242	22%		2,021	4%		253	0%

Total net revenues		5,561	100%		57,257	100%		149,622	100%

Cost of revenues:
System-on-a-chip products		(2,868)	-52%		(25,565)	-45%		(60,518)	-40%
Semiconductor product testing services		(793)	-14%		(1,575)	-3%		(68)	0%

Total cost of revenues		(3,661)	-66%		(27,140)	-47%		(60,586)	-40%

Gross profit		1,900	34%		30,117	53%		89,036	60%

Other income		118	2%		128	0%		1,122	1%
Operating expenses:
Research and development		(1,139)	-20%		(2,400)	-4%		(7,825)	-5%
General and administrative		(331)	-6%		(769)	-1%		(8,968)	-6%
Selling and marketing		(417)	-7%		(594)	-1%		(1,375)	-1%

Total operating expenses		(1,887)	-34%		(3,763)	-7%		(18,168)	-12%

Income from operations		131	2%		26,482	46%		71,990	48%
Interest income		2	0%		28	0%		1,148	1%
Interest Expenses		—	0%		—	0%		(77)	0%

Income before income taxes		133	2%		26,510	46%		73,061	49%
Income taxes		—	0%		(25)	0%		526	0%

Income before minority interests		133	2%		26,485	46%		73,587	49%
Minority Interests		—	0%		—	0%		18	0%

Net income	US$	133	2%	US$	26,485	46%	US$	73,605	49%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Revenues increased by US$92.3 million, or 161.1%, from US$57.3 million in 2004 to US$149.6 million in 2005. This increase was due primarily to strong demand for our products resulting in an increase of 299.6% in units shipped of our SoCs for MP3 players. This increase was partially offset by a decline in the average selling prices of our SoCs for MP3 players in 2005 compared to 2004. Our average selling prices declined in 2005 compared to 2004, as we faced increased pricing pressure from the release of competing SoC products, and aggressive pricing strategies employed by other SoC designers.

Our 2075 Series SoC products began to reach maturity in their product life cycle commencing in late 2004. As a result, we shipped 74.4% less 2075 series SoCs, and the average selling prices of 2075 series SoCs declined by 37.6%, in the first quarter of 2005 compared to the fourth quarter of 2004. These trends continued in the second quarter of 2005, and we discontinued shipment of 2075 Series SoC products in August 2005. In addition, we experienced an increase in demand for certain of our lower priced SoCs, such as our 5 series SoCs, which contributed to the decrease in average selling prices.

Offsetting these factors in part, we increased our efforts to promote our new 2085 series SoCs, and experienced a significant increase in shipments of our 2085 series SoCs commencing in the fourth quarter of

2004 and continuing through the first three quarters of 2005. We believe our 2085 Series SoC products began to reach their maturity in the fourth quarter of 2005, and have begun to experience a decline in average selling prices. We introduced our 2097 series SoCs in August 2005, which provide more functionality than our earlier series SoCs and generate higher average selling prices. However, the benefit on our average selling prices of these newer SoC products was partially limited as we reduced our pricing to take advantage of opportunities to increase our sales volume and market share as MP3 players became increasingly popular.

Revenues from our semiconductor product testing services decreased by US$1.7 million, or 85%, from US$2.0 million in 2004 to US$253,000 in 2005 due primarily to lack of excess capacity in our semiconductor product testing equipment caused by an increase in units shipped of our SoC products. We only generate revenues from semiconductor product testing services when we have capacity in excess of what we need to test our own products. Our principal focus is increasing the number of SoC products that we sell to customers. Therefore, we have no plans to expand our semiconductor product testing services.

Cost of Revenues. Cost of revenues increased by US$33.5 million, or 123.6%, from US$27.1 million in 2004 to US$60.6 million in 2005, due primarily to an increase in units shipped of our SoC products and the associated costs to produce and support shipment of higher unit volumes, including increased foundry fees, royalty payments, licensing fees and external testing and packaging costs.

The increase in our revenues was greater than the increase in our cost of revenues principally because we improved our operating efficiency, our contract foundries achieved a higher production yields and a change in our product mix. As a result, per unit costs, including fees for silicon wafers and external testing and packaging fees, declined for most of our SoC products in 2005 as compared to 2004.

Cost of revenues for our semiconductor product testing services decreased by US$1.5 million, or 93.8%, from US$1.6 million in 2004 to US$68,000 in 2005 as our increased sales of SoC products limited our capacity to provide these services.

Cost of revenues attributable to foundry fees, which is the largest component of our cost of revenues, increased by 184.6% in 2005. Increases in royalty payments and licensing fees of US$2.1 million, or 34.6%, and external testing and packaging costs of US$4.6 million, or 109.5%, also contributed to the increase in our cost of revenues.

Gross Profit. As a result of the increase in sales of our SoC products, gross profit increased by US$58.9 million, or 195.7%, from US$30.1 million in 2004 to US$89.0 million in 2005. Our gross profit margin was 59.5% in 2005 compared to 52.6% in 2004. We were able to increase our overall gross profit margin primarily by decreasing our unit costs despite decreased average selling prices. Our decrease in unit costs was primarily due to lower wafer costs during this period and our ability to spread fixed costs across a greater number of products sold.

Other Income. Other income increased by US$972,000, or 759.4%, from US$128,000 in 2004 to US$1.1 million in 2005. The increase was primarily attributable to income of US$620,000 recognized on the grant of rights to use our proprietary TxRx technology to a third party during the first quarter of 2005. TxRx refers to our intellectual property and know-how with respect to the design and manufacture of SoCs for use with remote control toy cars.

Operating Expenses. Total operating expenses increased by US$14.4 million, or 379.0%, from US$3.8 million in 2004 to US$18.2 million in 2005.

Research and development expenses increased by US$5.4 million, or 225.0%, from US$2.4 million in 2004 to US$7.8 million in 2005, due primarily to a significant increase in cash bonuses to our employees. We awarded discretionary bonuses in an amount of US$3.9 million to certain research and development personnel on various occasions during 2005 as a reward for the success of our various product roll-outs, including new applications and solutions for our eight series products and the introduction of our nine series products. In response to our strategic initiatives, coupled with the growing demand for our SoC products, we increased the number of our research and development projects, external consultants and related personnel throughout 2004 and 2005. As a result, we employed 158 dedicated research and development personnel as of December 31, 2005, an increase of 17.9% over the 134 dedicated research and development personnel employed as of December 31, 2004.

General and administrative expenses increased by US$8.2 million, or 1,066.3%, from US$769,000 in 2004 to US$9.0 million in 2005, due primarily to the legal fees and litigation expenses of approximately US$4.9 million, which we incurred in 2005 in connection with our intellectual property dispute with SigmaTel. Also contributing to the increase was our higher number of administrative personnel added in response to the overall expansion of our business.

Sales and marketing expenses increased by US$806,000, or 135.7%, from US$594,000 in 2004 to US$1.4 million in 2005, due primarily to the increase in the awards of bonuses for services provided by our sales and marketing personnel and the increase in the number of our sales and marketing personnel, as well as our continued efforts to develop and maintain customer relationships.

Income from Operations. As a result of the foregoing, our income from operations increased by US$45.5 million, or 171.7%, from US$26.5 million in 2004 to US$72.0 million in 2005.

Interest Income. We recorded interest income of US$28,000 for 2004. As our profitability improved throughout 2004 and into 2005, and we sustained positive cash flow, our interest income increased to US$1.1 million for 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Revenues increased by US$51.7 million, or 923%, from US$5.6 million in 2003 to US$57.3 million in 2004, due primarily to an increase of 1,544% in units shipped of our SoCs for MP3 players beginning in the second quarter of 2004, which was in turn caused by increased demand for MP3 players. Average selling prices did not change in 2004 versus 2003. While our ATJ 2075 series SoCs matured in late 2004, and experienced some moderate declines in price, we introduced our ATJ 2085 series SoCs in mid 2004, which helped to offset such declines. Our increased revenues from sales of SoCs for MP3 players were offset in part by a decline in revenues from sales of TxRx as we began to phase out sales of these products.

Revenues from our semiconductor product testing services increased by US$0.8 million, or 66%, from US$1.2 million in 2003 to US$2.0 million in 2004. This increase was due principally to our purchase of semiconductor product testing equipment as a part of our expansion, and the utilization of the excess capacity of that equipment.

Cost of Revenues. Cost of revenues increased by US$23.4 million, or 632%, from US$3.7 million in 2003 to US$27.1 million in 2004, due primarily to an increase in units shipped of our SoCs for MP3 players and associated costs to support shipment of higher unit volumes. As a direct result of our increased production and sale of SoCs for MP3 players, cost of revenues attributable to foundry fees, which is the largest component of our cost of revenues, increased by 618%. Increases in royalty payments and licensing fees of US$5.7 million, or 1,544%, and external testing and packaging costs of US$3.1 million, or 293%, also contributed to the increase in our cost of revenues in 2004 compared to 2003.

Gross Profit. As a result of the increase in sales, gross profit increased by US$28.2 million, or 1,484%, from US$1.9 million in 2003 to US$30.1 million in 2004. Our gross profit margin was 52.5% in 2004 compared to 33.9% in 2003. We were able to increase our overall gross profit margin as a result of a decrease in our per unit costs of our SoCs for MP3 player by 30% while our average selling prices remained level.

Other Income. Other income increased by US$10,000, or 8%, from US$118,000 in 2003 to US$128,000 in 2004. The increase was primarily due to a grant from a PRC government sponsored software development fund in the amount of US$18,000.

Total Operating Expenses. Total operating expenses increased by US$1.9 million, or 100%, from US$1.9 million in 2003 to US$3.8 million in 2004, due to increases in our research and development expenses, general and administrative expenses and sales and marketing expenses.

Research and development expenses increased by US$1.3 million, or 118%, from US$1.1 million in 2003 to US$2.4 million in 2004, due primarily to increases in bonuses to our research development personnel and increased costs associated with new product development and an increase of 26 employees in our research and development department during 2004.

General and administrative expenses increased by US$438,000, or 132%, from US$331,000 in 2003 to US$769,000 in 2004, due primarily to increases in bonuses and costs associated with an increase in our administrative personnel added to support the overall expansion of our business.

Sales and marketing expenses increased by US$177,000, or 42%, from US$417,000 in 2003 to US$594,000 in 2004, due primarily to increases in the number of sales and marketing personnel and payment of salary bonuses, as well as increased transportation costs, including insurance expenses due to increased units shipped of our SoCs.

Income from Operations. As a result of the foregoing, our income from operations increased by US$26.4 million, or 20,153%, from US$131,000 in 2003 to US$26.5 million in 2004.

Interest Income. Interest income increased by US$26,000, or 1,300%, from US$2,000 in 2003 to US$28,000 in 2004, due to the increase in our cash from operations that was deposited in an interest earning time deposit account

B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	(thousands)
Net cash provided by(used in) operating activities	US$	(381)	US$	29,694	US$	77,140
Cash used in investing activities		(355)		(997)		(28,567)
Cash provided by financing activities		2,381		877		27,128
Effect of exchange rate changes		—		1		1,182

Net increase in cash and cash equivalents		1,645		29,575		76,883
Cash and cash equivalents, beginning of year		793		2,438		32,013

Cash and cash equivalents, end of year	US$	2,438	US$	32,013	US$	108,896

On December 31, 2005, we had US$108.9 million of cash and cash equivalents. We began to generate significant cash flow from operations beginning in the second half of 2004. As a result of our initial public offering of our ADSs, we generated cash in the amount of US$44.6 million in December 2005. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, and the proceeds of capital markets transactions, if any.

Operating Activities

In 2005, net cash provided by operating activities amounted to US$77.1 million, principally reflecting our net income during this period of US$73.6 million and an increase in accrued expenses of US$7.3 million relating to unpaid legal fees and accrued bonuses.

During the first quarter of 2004 we instituted an inventory management policy to maintain inventory levels equivalent to no more than 30 to 40 days of sales. In connection with this policy, our inventory balances increased together with our increased sales volume. Our inventories increased further throughout 2005 as a result of these efforts. For the year ended December 31, 2004, cash provided by operating activities was US$29.7 million reflecting our net income of US$26.5 million generated in this period. Our net cash provided by operating activities was greater than our net income because of an increase in accounts payable of US$9.3 million as a result of our suppliers’ willingness to extend credit terms to us, which typically call for settlement within 30 days, combined with higher purchases in support of increased production levels. In addition, we deferred payment of US$3.8 million of royalty expenses during 2004 because our units shipped increased sharply at the end of the year. On the other hand, we used cash to finance an increase in our accounts receivable of US$3.5 million, as we extended credit terms to several of our customers, which typically settle within 10 days, and an increase in inventories of US$4.0 million.

In 2003, our net cash used in operating activities was US$381,000, despite our net income of US$133,000, reflecting increased inventory levels and an increase in pre-paid expenses.

Investing Activities

Net cash used in investing activities was US$28.6 million in 2005, US$1.0 million in 2004, and US$0.4 million in 2003. Net cash used in investing activities in 2005 consisted principally of an increase in term deposits, with maturity terms of greater than three months but less than one year, in the amount of US$23.2 million, and an increase in restricted cash in the amount of US$2.5 million, reflecting a time deposit placed into an account with the Agriculture Bank of China as collateral for the short-term working-capital loan in the amount of RMB19.16 million (US$2.37 million). The interest payments on this loan are fully subsidized by the local government authorities in Zhuhai. This arrangement allows us to generate interest income on the restricted cash deposit while paying no interest on the loan.

Net cash used in investing activities in each of 2003 and 2004 was primarily for the purchase of capital equipment, including purchases of computer equipment and research and development tools, as well as testing equipment for our wafers and finished goods.

In addition, on July 15, 2005, we purchased 400,000 shares, representing 8% of the share capital, of Hi- Trend Investment Holding Co., Ltd., or Hi-Trend, an international business company incorporated in the British Virgin Islands for US$500,000, which will be accounted for as a cost method investment. Hi-Trend is an integrated circuit design company that designs integrated circuit drivers for organic light emitting diode displays, or OLEDs, incorporated in portable electronic devices. We may seek to cooperate with Hi-Trend to provide our customers with more comprehensive solutions by incorporating Hi-Trend’s OLED integrated circuit drivers into our total solutions for manufacture of personal media players.

Financing Activities

Net cash from financing activities was US$27.1 million in 2005 principally from the issue of shares totalling US$44.6 million, offset by a special dividend declared by our subsidiary Actions Semiconductor (Mauritius) in June 2005 in the amount of US$20 million, which was paid in July 2005. In addition, net cash from financing activities included US$2.4 million short-term loan from the Agriculture Bank of China. See “—Investing Activities” above. Net cash provided by financing activities was US$877,000 in 2004 and US$2.4 million in 2003, primarily reflecting cash contributions from our shareholder. In 2004, we received subsidies from local government authorities in Zhuhai that contributed to our net cash provided by financing activities in the amount of US$145,000. We do not expect such contributions to recur in the future.

As of December 31, 2005, our total borrowings of US$2.37 million consisted of the secured short-term loan from the Agriculture Bank of China with a fixed interest rate of 4.7% per annum.

Capital Expenditures

We have historically financed our capital expenditures, consisting principally of wafer and final product testing equipment as well as engineering tools, software and other intangible assets, with cash contributions from our shareholder and starting from the second half of 2004 with cash flows from operations. We made capital expenditures of US$347,000, US$989,000 and US$3.1 million in 2003, 2004 and 2005, respectively.

As of December 31, 2005, we had commitments outstanding for capital expenditures of $1.4 million. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. In addition, we plan to construct new corporate headquarters in Zhuhai in response to our anticipated growth. We may also establish offices in other cities in China, such as Shanghai, to better serve customers we hope to develop in those areas. Accordingly, we expect to make additional capital expenditures totaling approximately US$18.9 million in 2006 in connection with such efforts.

Capital Requirements

Our capital requirements depend on numerous factors, including:

•	market acceptance of our products;

•	our expenditures on research and development activities;

•	our expenditures on workstations, testing equipment, licenses and royalty payments and electronic design automation tools;

•	the resources we devote to marketing, selling and supporting our products;

•	the payment terms we negotiate with our customers;

•	market prices for our products; and

•	other working capital requirements.

We expect to devote substantial capital resources to support our research and development efforts, hire and expand our sales and marketing resources, and for other corporate activities. We believe that our current cash and cash equivalents, cash flow from operations, bank loans and the proceeds from the sale of our equity securities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months, and do not anticipate that we will require additional bank loans or proceeds from equity offerings during such period. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Taxation

Our net income is primarily derived from Actions Semiconductor Zhuhai, our principal operating subsidiary located in China, PRC. PRC companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone of China as a foreign invested enterprise and principally conducts its business operations in this zone. Therefore, it is subject to the reduced EIT rate of 15% and is exempt from EIT for its first two years of profitable operations after offsetting prior years’ tax losses, and will be entitled to a 50% reduction in its EIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. According to the Rules on Exemption or Reduction of Local Income Tax for Foreign Investment Enterprises promulgated by People’s Government of Guangdong Province effective on January 1, 1992, during such five-year preferential tax treatment period, Actions Semiconductor Zhuhai is exempt from the 3% local income tax.

As a result of such preferential tax treatment, Actions Semiconductor Zhuhai was exempt from EIT in the years ended December 31, 2004 and 2005, which were the first two years Actions Semiconductor Zhuhai achieved profitable operations after offsetting prior years’ tax losses. Thereafter, Actions Semiconductor Zhuhai expects to benefit from a 50% reduction in EIT, which will be 7.5% during each of years ending December 31, 2006, 2007 and 2008.

Pursuant to the Interim Regulations on Value Added Tax and its Implementation Rules issued in 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received. We received a full rebate of the VAT on most of our export sales since the establishment of Actions Semiconductor Zhuhai, through December 31, 2003. Due to changes in PRC regulations, from January 1, 2004 through October 31, 2004 we received a rebate of approximately 76% of our VAT payments. Beginning November 1, 2004 we resumed receiving a full rebate on our VAT payments. As most of our sales consist of exports, historically we have not incurred significant VAT expense.

We have historically had minimal taxable income in jurisdictions other than China.

	Year ended December 31,
	2003	2004	2005
Tax provision at PRC enterprise income tax rate of 15%	$20	$3,977	$10,959
Expenses not deductible for tax purpose	2	3	745
Income not taxable for tax purposes	—	(2)	(77)
Deferred tax assets not recognized	(22)	(37)	44
Tax exemption granted to a PRC subsidiary	—	(3,924)	(12,165)
Effect of the different income tax rate in other jurisdiction	—	—	(3)
Over provision of taxation	—	—	(10)
Other	—	8	(19)

	$—	$25	$(526)

C. Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs, and to provide system platform and total solutions. We make continuous investment in our design technologies to improve design, fabrication and verification of our products. In addition to pursuing these efforts, we are currently focusing our research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. On December 19, 2005, we established a subsidiary in Beijing, which serves as our research and development center for imaging and video technology. Our continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and total solutions products while maintaining our competitive pricing structure. However, we face challenges in our efforts to continuously improve the products we offer. Adding additional features to our SoCs requires us to develop greater technological expertise and will also require us to continue to migrate to smaller process geometry technologies. We cannot be certain that we will be able to design SoCs incorporating advanced video and audio features ahead of our competitors, or that the SoCs we develop will be accepted by our target customers.

We spent US$7.8 million in 2005, US$2.4 million in 2004 and US$1.1 million in 2003 on research and development, which represented 5%, 4% and 20%, respectively, of our revenues in those respective periods.

Intellectual Property

As of December 31, 2005, we have registered one trademark, one patent for utility model, nine proprietary rights for integrated circuit diagram designs and two computer software copyrights in China. In addition, as of December 31, 2005, we had filed seven trademark applications and 13 invention patent applications in China and two trademark applications in Hong Kong. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe the expiration or loss of any particular patent would materially harm our business. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the protection we seek, if at all, or whether any patents we may receive will be challenged, invalidated or declared unenforceable. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages.

We have entered into world-wide, non-exclusive, non-transferable, licensing agreements with respect to certain key technologies, including: MP3 digital compression technology from Thomson Multimedia for the life of the relevant patents based on a fee schedule with maximum quarterly and annual fee cap; WMA compression technology and digital rights management from Microsoft based on a one time payment for a term of five years commencing on September 1, 2005 and surround sound from SRS Labs, Inc. based on a fee schedule with minimum quarterly commitment for a term of three years commencing on March 1, 2005 and automatic renewal thereafter. We integrate these and other third-party software or other licensed technology into almost all of our products. In addition, we have licensed CPU core from MIPS Technologies based on a fee schedule for the life of the relevant technologies. We are currently engaged in research and development activities using MIPS CPU core, but do not currently produce or sell any SoC products using MIPS technology. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not continue to be available to us on commercially reasonable terms or at all. Our inability to maintain any third-party licenses required in our current products, or obtain third-party licenses necessary to develop new products and product enhancements, could require us to obtain substitute technology at greater cost or of lower quality or performance standards.

Our success also depends on our other rights in proprietary technology. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we also typically enter into confidentiality agreements with our employees and consultants. Actions Semiconductor and the Actions Semiconductor logo are our registered trademarks. These trademarks remain valid while we continue to use and renew them. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our platforms, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and licensing agreements, unauthorized parties may attempt to copy or otherwise obtain and use our platforms or technology. It is difficult to monitor unauthorized use of technology, particularly in China and other developing countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

Third parties could infringe or misappropriate our patents, copyrights, trademarks and other proprietary rights. In addition, other parties may assert infringement claims against us or our customers. Although we do not believe our platforms infringe any patents, our platforms may be found to infringe one or more issued patents. In addition, because many pending patent applications in China, the United States and elsewhere are not publicly disclosed by the relevant patent and trademark offices until the application is published, there may be applications that relate to our platforms of which we have no knowledge. In addition to the dispute we have with SigmaTel as more fully described below under “—Legal Proceedings”, we may be subject to other legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. This litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement.

D. Trend Information

Increased demand for MP3 players in 2004 and 2005. Throughout 2004 and 2005, a combination of factors, including a decrease in the price of MP3 players caused by a significant decrease in the price of flash memory, which is a major cost component of flash memory based MP3 players, the availability of digital music distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster, and the growing acceptance of many audio compression standards such as MP3 and WMA, resulted in rapid growth in demand for MP3 players. As our SoCs are designed to work with MP3 players that utilize either the MP3 compression standard or the WMA compression standard, we have benefited from increased sales of MP3 players that employ either of these standards. Because we supply SoCs for use in MP3 players, we benefited greatly from this demand, and our revenues and profitability grew rapidly during 2005. It is likely that we will not experience growth in revenues and profitability at a rate comparable to what we experienced during 2005 when consumer demand for MP3 players began to rapidly increase.

Short product life cycle for MP3 players. The MP3 player market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce MP3 players with more functions and enhanced features and design. As a SoC and total solutions provider for these brand owners, we typically introduce a new generation of SoCs with increased functionality and enhanced features and design every three to six months.

For example, our 2075 series SoC products began to reach maturity in their product life cycle commencing in late 2004. As a result, we shipped 74.4% less 2075 series SoCs, and the average selling prices of 2075 series SoCs declined by 37.6%, in the first quarter of 2005 compared to the fourth quarter of 2004. These trends continued in the second quarter of 2005, and we discontinued shipment of 2075 Series SoC products in August 2005. In addition, we experienced an increase in demand for certain of our lower priced SoCs, such as our 5 series SoCs, which contributed to the decrease in average selling prices.

Offsetting these factors in part, we increased our efforts to promote our new 2085 series SoCs, and experienced a significant increase in shipments of our 2085 series SoCs commencing in the fourth quarter of 2004 and continuing through the first three quarters of 2005. We believe our 2085 Series SoC products reached its maturity in the fourth quarter of 2005, and have begun to experience a decline in average selling selling prices. We further introduced our 2097 series SoCs in August 2005, which provide more functionality than our earlier series SoCs and generate higher average selling prices. However, the benefit on our average selling prices of these newer SoC products was partially limited as we reduced our pricing to take advantage of opportunities to increase our sales volume and market share as MP3 players became increasingly popular.

In the past, we have been able to limit the decline in our average selling prices and reduce the impact on our overall margins by quickly introducing new products with additional functions and features or at smaller process geometries and correspondingly reduced costs of production. In the event that we are not able to timely introduce new products, our average selling prices will decline and we may not be able to offset such declines by realizing additional production efficiencies.

Seasonality of the demand for our products. Like sales for most consumer electronics products, MP3 player sales tend to increase significantly in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand. Because almost all of our products are designed for incorporation into MP3 players, our business is subject to seasonality. In 2005, our sales have grown rapidly, which has offset the effects of seasonal fluctuations in demand. If our growth rates decline in future periods, seasonality may have a more pronounced effect on our sales, and cause our quarterly results to fluctuate significantly in future periods.

Foundry capacity and fees. To maximize our unit sales and profits, we must secure guaranteed foundry capacity that is adequate to produce all of the SoCs that we can sell to our customers at a price that enables us to maintain or increase our profit margins. Foundry fees are affected by the volume of our purchases and, overall market demand, and tend to be cyclical. Because contract foundries have a fixed capacity, in times of strong market demand, the fees that contract foundries charge for their wafer products and services increase, and correspondingly in times of lesser market demand, foundry fees and the cost of wafers generally decrease. As a result, if the overall demand for consumer electronics products is high, contract foundries that manufacture semiconductor chips for electronics products will increase the prices that they charge to their customers, including our company. While our increased sales volumes have helped us to negotiate better pricing terms with our foundries, we are still subject to seasonal and other factors affecting foundry capacity that are beyond our control.

During certain periods after we commenced commercial production in 2002, we have experienced times where contract foundries lacked sufficient capacity to fulfill all of our demand for SoCs, and our ability to increase our sales was adversely impacted. For example, we experienced a minor wafer supply shortage in the first half of 2004. As demand for our products has increased, our larger volume requirements from our contract foundries have enabled us to better secure guaranteed capacity. We currently maintain strong relationships with three contract foundries and are developing relationships with additional foundries to ensure we have alternative manufacturing capabilities if our principal contract foundries fail to achieve satisfactory yields or are unable to meet our requirements. However, there are many purchasers of foundry products and services that are larger than us, and our ability to source adequate foundry services could be effected by significant increases in demand for consumer electronics products.

E. Off-balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts.

F. Tabular Disclosure of Contractual Obligations

We have entered into licensing agreements with respect to certain of our key technologies, including licensing MP3 digital compression technology from Thomson Multimedia, WMA compression technology and digital rights management, or DRM, from Microsoft, surround sound from SRS Labs, Inc. and CPU core from MIPS Technologies. Under these licensing agreements, we are required to pay royalties based on our units of shipment, which payments comprise a portion of our cost of revenue. In general, however, the royalty payments that we pay are capped at a fixed maximum amount. As a result, product shipments made above the levels at which maximum royalty payments do not increase our costs.

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2005:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years	After 5 years
	(thousands)
Operating lease obligations	US$	237	US$	144	US$	93	—	—
Royalty Commitment		1,845		1,390		455	—	—
Purchase Obligations		6,811		6,811		—	—	—
Capital Commitment		1,439		1,439		—	—	—
Bank loan		2,374		2,374		—	—	—
Other Liabilities		195		71		124	—	—

Total contractual obligations	US$	12,901	US$	12,229	US$	672	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2005 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Kang, Byung-Jin (Peter)	56	Director, Chairman of the Board
Chiu, Tzu-Yin(1)	49	Director
Tien, Hui-Dong (Terry)(1)	46	Director
Lin, Yu-Hsin Casper(1)	59	Director
Li, Shao Chuan (Shawn)	37	Director and Chief Technology Officer
Hsiao, Paul	33	Director
Yeh, Nan-Horng	47	Chief Executive Officer
Lee, Hsiang-Wei (David)	46	Chief Financial Officer

(1)	Member of each of the audit committee, compensation committee and nominations committee.

Kang, Byung-Jin (Peter) has served as our Chairman since September 2005. Mr. Kang has been the President of Namyoung Corporation of Korea since February 1987. Namyoung Corporation is the business agent for various integrated circuit design companies, including UMC, Realtek, Princeton Technology, Holtek Semiconductor and Inter Action Corporation. Mr. Kang holds a Bachelor of Business Economics degree from the International Trade Department of Hong-Ik University in Korea.

Chiu, Tzu-Yin has served as one of our directors since September 2005. Mr. Chiu served as a senior vice president of operations in Semiconductor Manufacturing International Corporation, a major foundry in China from January 2001 until July 2005, and also served as a fab director for Taiwan Semiconductor Manufacturing Company from 1996 to 2001 Mr. Chiu currently is a senior vice president and the Chief Operating Officer of Huahong International Corporation. Mr. Chiu holds a Ph.D. in Electrical Engineering from University of California at Berkeley and an EMBA from Columbia University.

Tien, Hui-Dong (Terry) has served as one of our directors since August 2005. Mr. Tien is also currently the general manager of each of Shanghai Sino-Century Assets Management Co., Ltd., an asset management company permitted to conduct high-tech investment activities in China. He is also a partner of Sino-Century Capital and Development Ltd., which is a Hong Kong based investment management company. Mr. Tien holds a Master in Business Administration degree from the New York University Graduate School of Business Administration and a Bachelor of Science degree in management from National Chiao Tung University in Taiwan.

Lin, Yu-Hsin Casper has served as one of our directors since August 2005. Mr. Lin also currently serves as the chairman and director of Memory Devices, Ltd., a memory module manufacturer. Previously, Mr. Lin was a director of Twinmos Tech. Inc., a network module manufacturer, and a director and the chief financial officer of United Microelectronics, a semiconductor wafer manufacturer. Mr. Lin holds a Master in Business Administration degree from Bloomsbury University of Pennsylvania and a Bachelor of Art degree from the accounting department of Soochow University in Taiwan.

Li, Shao Chuan (Shawn) has served as one of our directors since September 2005 and as our Chief Technology Officer since the establishment of our operations in December 2001. Before joining us, Mr. Li was the director of research and development at Zhuhai Arestek, Electronic Co., Ltd. Mr. Li holds a Master of Science degree in electrical engineering from Beijing Institute of Technology.

Hsiao, Paul has served as one of our directors since October 2005. Paul is a principal at New Enterprise Associates (NEA), a venture capital firm with $6 billion under management. Paul has been involved with numerous NEA semiconductor investments, including Spreadtrum Communications, a multimedia cellular semiconductor company, Atheros Communications, a wireless semiconductor company, and Telegent Systems, a mobile television semiconductor company. Paul holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Science degree in mechanical engineering from Massachusetts Institute of Technology.

Yeh, Nan-Horng has served as our Chief Executive Officer since May 2005. Previously, Mr. Yeh served as a director and vice president of Realtek Semiconductor Corp. He also served as a director and the president of each of Globaltec Management Consulting Corp. and Globaltec Technology Partner I Venture Capital Corp. Mr. Yeh holds a Master in Business Administration degree from Washington University in St. Louis and a Bachelor of Science degree in transportation management from National Chiao Tung University in Taiwan.

Lee, Hsiang-Wei (David) has served as our Chief Financial Officer since August 2005. Mr. Lee also currently serves as the Managing Partner of Globaltec Investment Management Co., Ltd. and director of Pacific Sun Investment Management Co., Ltd. Previously, Mr. Lee was the CEO of ABN AMRO Asset Management (China), from 1995 to 2004 and the Chairman and CEO of ABN AMRO Asset Management’s Taiwan operations where he managed assets in the amount of US$3.5 billion. He was formerly the President of Ruentex International Holdings Ltd., a Taiwanese conglomerate, responsible for various investment activities in the Greater China region. Mr. Lee has more than 15 years of experience in corporate finance and investment management. Mr. Lee holds a Master of Business Administration degree from Duke University and a Bachelor of Science degree in biometrics from National Taiwan University.

B. Compensation

Our directors and senior management receive compensation in the form of salaries and annual bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director is entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors. Additionally, our senior management and employees are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year in question.

The aggregate amount of salaries and bonuses paid by us to our directors and executive officers during the year ended December 31, 2005 was approximately US$0.6 million. None of our directors or executive officers have any employment or service contracts with us providing for benefits upon termination of employment.

Cayman Islands law and our articles of association provide that we may indemnify our directors and officers acting in relation to any of our affairs against any liability incurred as a result of any act or failure to act in carrying out their functions other than such liability (if any) that may be incurred by the wilful neglect or default of any such persons. No such director or officer shall be liable to the company for any loss or damage in carrying out their functions unless that liability arises through the willful neglect or default of such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

C. Board Practices

Our board of directors currently consists of six members. Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominations committee. Mr. Lin, Yu-Hsin Casper, Mr. Tien, Hui-Dong and Mr. Chiu, Teu-Yin serve as independent board members on our audit committee, nominations committee and compensation committee. There are no family relationships between any of our executive officers and directors.

The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors. Mr. Lin, Yu-Hsin Casper is the Chairman of the audit committee and a “financial expert” within the meaning of the Sarbanes-Oxley Act of 2002.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers. Mr. Tien, Hui-Dong is the Chairman of the compensation committee.

The nominations committee of the board of directors identifies individuals qualified to become members of the board, consistent with criteria approved by the board and selects or recommends that the board select, the director nominees for the next annual shareholders’ meeting and recommends members of the board to the board for committee membership. Mr. Chiu, Tzu-Yin is the Chairman of the nominations committee.

D. Employees

As of December 31, 2002, 2003 and 2004, we had 125, 158 and 200 full-time employees, respectively. As of December 31, 2005, we had 266 full-time employees, including 158 dedicated engineers in the research and development department, 11 in sales and marketing, 49 in general and administration and 48 in manufacturing and logistics. Of these full-time employees, 249 are located in Zhuhai, China, 13 are located in Shenzhen, China, and 4 are located in Hong Kong. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that relations with our employees are good.

E. Share ownership

The following table sets forth the share ownership by our directors and senior management as of April 27, 2006.

	Ordinary shares owned
Name	Number	Percent
Starlink Development Limited(1)	21,615,766	4.50%
Surrey Glory Investments Limited(2)	17,549,440	3.66%

(1)	Starlink Development Limited is a British Virgin Islands international business company owned by two investors for investment purposes. Mr. Kang, Byung Jin, the Chairman of our Board of Directors, is its sole director and 94.4% owner.
(2)	Surrey Glory Investments Limited has six shareholders, Mr. Li, Shao Chuan (Shawn), one of our directors and Chief Technology Officer is a 11.9% owner.

We intend to adopt an equity incentive plan that is designed to assist us to attract and retain key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards. In order to adopt this plan, we intend to seek the approval of our compensation committee and board of directors. We intend to adopt the plan following the receipt of such approvals and begin to grant awards under the plan beginning in the third quarter of 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table contains information with respect to the ownership of our ordinary shares, as of December 31, 2005, by each person known to us to own, directly or indirectly, 5% or more of our ordinary shares. We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

	Ordinary shares owned
Name	Number	Percent
Rich Dragon Consultants Limited(1)	44,594,570	8.64%
Tetrad Venture Pte Limited(2)	49,516,807	9.60%

(1)	Rich Dragon Consultants Limited is a British Virgin Islands international business company owned by a group of investors for investment purposes. Mr. Yau, Yau Yum is its sole director and majority shareholder.
(2)	Tetrad Ventures Pte Ltd. is a corporation organized under the laws of Singapore and a 100% owned subsidiary of The Government of Singapore Investment Corporation (Ventures) Pte Ltd., which in turn is a 100% owned subsidiary of the Minister of Finance (Incorporated). The Minister of Finance (Incorporated) is a Singapore corporation and a 100% owned subsidiary of The Government of Singapore. We have been advised by Tetrad Ventures Pte Ltd. that all investment and voting decisions relating to Tetrad’s ownership of our shares will be made by GIC Special Investments Pte Ltd, the private equity investment arm of Government of Singapore Investment Corporation Pte Ltd. through its seven member investment committee. GIC Special Investments Pte Ltd and Government of Singapore Investment Corporation Pte Ltd. are 100% owned subsidiaries of The Minister of Finance (Incorporated). Tetrad Ventures Pte Ltd. is purchasing an additional 1,250,000 ADSs in the initial distribution by the underwriters.

As of April 27, 2006, there was one registered holder of 9,000,000 of our American depositary shares in the United States, consisting of approximately 10.5% of our outstanding ordinary shares.

B. Related Party Transactions

During the years ended December 31, 2002, 2003 and 2004, we received capital contributions of US$1.9 million, US$2.4 million and US$0.7 million, respectively, from Honorable Data, our sole shareholder during those periods.

Pursuant to a share purchase agreement entered into in August 2004 and amended in December 2004, Honorable Data, the sole registered shareholder of Actions Semiconductor (Mauritius) since its inception, transferred all of the shares it owned in Actions Semiconductor (Mauritius) for an aggregate purchase price of US$35,580,000 to 25 purchasers, consisting of companies owned by financial investors and four British Virgin Islands companies owned by our employees. Honorable Data was owned by a single shareholder who is not affiliated with any of our officers or directors. None of the companies owned by financial investors that purchased shares from Honorable Data are affiliates of our Company or have relationships with us other than their shareholdings. We believe that the price at which Honorable Data sold its shares was negotiated on an arm’s length bases between Honorable Data and the companies that purchased our shares. We did not receive any proceeds from that sale.

Certain of our employees formed British Virgin Islands companies for the sole purpose of making an investment in our Company. We did not advise our employees on the benefits, if any, of holding shares in us through BVI companies.

We were incorporated as an exempted company under the laws of the Cayman Islands on July 27, 2005 to hold the equity interests in Actions Semiconductor (Mauritius). In connection with our incorporation, the then 25 shareholders of Actions Semiconductor (Mauritius) transferred their respective interests representing the entire share capital of Actions Semiconductor (Mauritius) to us in consideration for 480 million newly-issued ordinary shares of our company. Following this transfer, we own 100% of the share capital of Actions Semiconductor (Mauritius) and the 25 shareholders, in aggregate, held 100% of our total outstanding shares including 8.09% of our total shares outstanding held by four British Virgin Islands companies on behalf of 47 of our employees.

Details of the ownership by our employees of our ordinary shares as of December 31, 2005 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Surrey Glory Investments Limited(1)	Zhao, Guang Min	17,549,440	3.66%
Cheshire Red Investments Limited(2)	Zhu, Wenge	10,977,664	2.29%
Cumbria Universal Corporation Limited(3)	Cai, Jian Yu	8,990,208	1.87%
Anglia Fortune Limited(4)	Luk, Wai Kwan	1,291,776	0.27%

(1)	Surrey Glory Investments Limited has six shareholders, all of whom are employees.
(2)	Cheshire Red Investments Limited has 20 shareholders, all of whom are employees
(3)	Cumbria Universal Corporation Limited has 20 shareholders, all of whom are employees.
(4)	Anglia Fortune Limited has two shareholders, one of whom is our employee.

We have been notified by each of the entities named in the table above that its respective director has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it. Each of these sole directors is an employee of our company.

Sale of Our Shares

On September 2, 2005, certain of our shareholders entered into a share purchase agreement (the “Share Purchase Agreement”) for the sale and transfer of an aggregate of 115,113,930 of our issued and outstanding ordinary shares to 24 purchasers (the “Purchasers”) at a purchase price of US$0.833 per share, for an aggregate consideration of US$95,889,905. Among our shareholders that were parties to the Share Purchase Agreement was Starlink Development Limited, for which Mr. Kang, Byung Jin, the Chairman of our Board of Directors, is the sole director and majority shareholder. Starlink Development Limited sold 15,599,520 of our ordinary shares pursuant to the Share Purchase Agreement. We were also a party to the Share Purchase Agreement in order to make certain representations and warranties regarding the Company to the Purchasers. The transactions contemplated under the Share Purchase Agreement were completed on September 9, 2005 (the “Closing Date”).

Shareholders Agreement

We, the Purchasers and our other shareholders of record on the Closing Date also entered into a shareholders agreement (the “Shareholders Agreement”) that became effective on the Closing Date. The Shareholders Agreement provides our shareholders with various rights, many of which will terminate upon the completion of our initial public offering.

The Shareholders Agreement provides that Purchasers holding forty percent or more of the then outstanding registrable securities may require us, from time to time, register for public sale all or any portion of our ordinary shares issued or issuable to them in any jurisdiction in which we have completed a registered underwritten public offering, so long as the anticipated aggregate gross proceeds from such registration is reasonably determined by the managing underwriter and our board to be at least US$10,000,000.

Registrable securities include (i) our ordinary shares acquired by the Purchasers pursuant to the Share Purchase Agreement, (ii) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i), and (iii) our ordinary shares owned or hereafter acquired by Purchasers, excluding any such shares sold in a transaction in which the shareholders’ rights are not assigned in accordance with the Shareholders Agreement, and any registrable securities which are sold in an initial public offering or pursuant to Rule 144 promulgated under the Securities Act or analogous rule of another jurisdiction. Registrable securities shall cease to be registrable securities when a registration statement covering such registrable securities has been declared effective under the Securities Act by the United States Securities and Exchange Commission whether or not such registrable securities have been disposed of pursuant to such effective registration agreement. Furthermore, the registrable securities of a Purchaser shall not be deemed to be registrable securities at any time when the entire amount of such registrable securities proposed to be sold by such Purchaser in a single sale are or may be so distributed to the public pursuant to Rule 144 under the Securities Act in any three month period or any such registrable securities have been sold in a sale made pursuant to Rule 144 under the Securities Act.

In addition, if we propose to register for our own account any of our ordinary shares, or for the account of any holder of our ordinary shares (other than a Purchaser) any of such holder’s ordinary shares, in connection with the public offering of such securities solely for cash, the Purchasers may request us to use our reasonable best efforts to include in such proposed registration any of their registrable securities. We have no obligation to register any registrable securities in connection with a proposed registration (i) relating to sale of securities to participants in our share plan, if any, or (ii) relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act.

We will pay all expenses relating to any registration requested by the Purchasers pursuant to the Shareholders Agreement other than underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of registrable securities.

Our obligation to register ordinary shares terminates three years following the closing of our initial public offering, or as to any Purchaser, such earlier time at which all registrable securities held by such Purchaser (and any affiliate of the Purchaser with whom such Purchaser must aggregate its sales under Rule 144) can be sold in any three month period without registration in compliance with Rule 144 of the Securities Act.

Intel Letter Agreement

Notwithstanding the termination of information rights that we granted in the Shareholders Agreement to Intel Capital Corporation (“Intel”), one of the Purchasers, upon the closing of our initial public offering, we have agreed with Intel, pursuant to a letter agreement dated September 9, 2005, that for so long as Intel continues to hold at least 6,002,400 ordinary shares (as adjusted for share splits, combinations, recapitalizations, reclassifications and similar transactions), we will provide Intel with copies, promptly after filing, of all of our annual and periodic reports made available to our shareholders as well as all public reports, including any periodic, interim, or extraordinary reports, filed with the United States Securities and Exchange Commission or any other stock exchange or securities regulatory authority.

Other Shareholder Information

No shareholder has voting rights which are different from other shareholders.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. We believe that we currently have four shareholders of record domiciled in the United States that hold an aggregate of 0.54% of our ordinary shares.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

Consultancy Services

During the year ended December 31, 2005, we received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders for fees amounting to approximately $600,000.

Our Audit Committee has determined that these transactions were fair and reasonable to us and on terms comparable to those from unrelated third parties.

Transactions with DVI

Mr. Hsiang-Wei (David) Lee, our Chief Financial Officer, was previously a shareholder and director of a customer, Digital Vision Incorporation Limited (“DVI”). As of December 31, 2005, Mr. Hsiang-Wei Lee had disposed of all his equity interest in DVI, which were acquired before becoming our Chief Financial Officer, and resigned as director of DVI. As of December 31, 2005, our accounts receivable included a balance due from DVI of $2,192,000. For the year ended December 31, 2005, we recognized net sales of $3,372,000 to DVI.

Our Audit Committee has determined that our transactions with DVI were fair and reasonable to us and on terms comparable to those from unrelated third parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant changes have occurred since the date of our annual financial statements.

Legal Proceedings

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us and Sonic Impact Technologies, LLC. Sonic Impact is a brand owner who incorporated our ATJ2075 series SoC into their MP3 players. The complaint alleges that certain of our SoCs infringed SigmaTel’s U.S. patents and that Sonic Impact’s importation and incorporation of those SoCs into its MP3 players and subsequent sale in the United States of those MP3 players also infringed SigmaTel’s U.S. patents. Subsequently, on March 24, 2005, SigmaTel filed complaints with the U.S. International Trade Commission, or ITC, alleging that we had infringed certain of SigmaTel’s U.S. patents in the design of certain of our SoCs for MP3 players. A settlement was reached between SigmaTel and Sonic Impact, but SigmaTel’s case against us in Texas has been stayed pending the final determination of the ITC proceedings.

On March 20, 2006, an initial determination from ITC found that the Company infringed two of SigmaTel’s patents. The ruling includes a recommendation that the ITC issue an order barring any MP3 players which utilize the Company’s products that contain two gigabytes or less in flash memory from being imported into the United States. The ITC’s final determination is expected to be issued by June 19, 2006. Subsequent to the final determination, and during the presidential review period, which will take no more than 60 days, Actions’ SoCs that are alleged to infringe and are sold into the United States, will be subject to a bond of US$0.29 per SoCs.

In 2005, substantially all of the SoCs we sold used technologies that are alleged to infringe these patents. However, we have not sold any SoCs to customers located in the United States, and based on information provided to us by our customers, we estimate that less than 10% of our SoCs sold during this period were incorporated into products ultimately sold in the United States.

We have not made any provision in our consolidated financial statements regarding the ITC’s initial determination because, after seeking advice from outside counsel, we believe that (i) the findings of fact and conclusions of law set forth in initial determination do not constitute a final order of the ITC; (ii) an adverse order would not give rise to collateral estoppel precluding us from contesting any potential patent infringement liability before the U.S. District Court; (iii) an adverse final order does not obligate us to pay any amount of patent infringement damages to SigmaTel, either now or in a later U.S. District Court action; (iv) there is no reliable basis for forecasting our potential liability for patent infringement damages and (v) we will continue to vigourously defend ourselves against these claims.

We have retained outside counsel and are vigorously participating in the defense against the allegations set forth in these proceedings. However, we cannot predict the outcome of the ITC’s final determination and if SigmaTel is successful, our customers may be forced to discontinue selling products in the United States that incorporate certain of our SoCs. We may also be required to pay monetary damages to SigmaTel for past infringement. In addition, our ability to increase future sales of our SoCs in the United States may be adversely affected, or we may incur additional costs to create alternative designs that do not infringe SigmaTel’s patents. Such an outcome could negatively affect our revenues as well as harm our business reputation and relationships with our existing customers.

While we await further details from the ITC on the purported overlap between our technology and SigmaTel’s, we note that we plan to introduce next generation semiconductor products that will include new and different technology, and we are confident that we will be able to successfully and expeditiously complete the design of our next generation of products once additional details from the ITC become available to further clarify the specifics of the restricted technology. Furthermore, we expect that after a brief testing period, the new products will become available for commercial shipment worldwide.

Dividend Policy

Annual dividends, if any, on our shares and ADSs will be declared by and subject to the discretion of our board of directors. Our board of directors may from time to time pay to the shareholders such interim dividends as appear to our board of directors to be justified by our profits. We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our shares and ADSs in the near to medium term.

Our dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed or out of our share premium account. We currently have no reserve set aside from profits for the payment of dividends.

Our ability to pay dividends depends substantially on the payment of dividends to us by Actions Semiconductor Zhuhai. Actions Semiconductor Zhuhai may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In addition, Actions Semiconductor Zhuhai, as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

Our subsidiary Actions Semiconductor (Mauritius) declared a special dividend in June 2005 in the amount of US$20 million, which was paid in July 2005. We will not use this dividend distribution as a reference or basis to determine the amount of future dividends, if any. Any future dividends will be paid in accordance with our policy described above.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been quoted on The Nasdaq National Market under the symbol “ACTS” since November 30, 2005. Each ADS represents six ordinary shares. On April 27, 2006, the last reported sale price of our ADSs on the Nasdaq National Market was US$9.89. As of March 31, 2006, there was one registered holder and 1,233 beneficial holders of ADSs on our record.

The table below sets forth, for the periods indicated, the highest and lowest closing prices and the average daily volume of trading activities on the Nasdaq National Market for our ordinary shares represented by ADSs.

	High		Low		Average Daily Trading Volume
November 2005	US$	8.25	US$	7.75	2,366,893
December 2005		9.25		7.08	109,562
January 2006		8		6.55	66,242
February 2006		8.9		7.1	85,107
March 2006		10.44		7	317,370

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on the Nasdaq National Market under the symbol “ACTS”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expense of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of March 31, 2006, our authorized share capital consisted of 2.0 billion shares, par value 0.000001 per share, and there were 516 million ordinary shares issued and outstanding. All of our issued and outstanding shares are fully paid and non-assessable.

In August 2005, we issued 480 million ordinary shares of our company in consideration for 100% of the total outstanding shares of Action Semiconductor (Mauritius).

B. Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. According to our memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

The following are summaries of material terms and provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the forms of our memorandum and articles of association, which was filed as exhibits to our registration statement on Form F-1.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Board of Directors

We are managed by a board of directors which currently consists of six members. Our articles of association provide that the board of directors shall consist of not more than eleven directors, including at least three independent directors.

The directors are divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At the 2006 annual meeting of shareholders, all directors must stand for election. Class I Directors will be elected for a one-year term, Class II Directors for a two-year term and Class III Directors for a three-year term. At each succeeding annual meeting of shareholders beginning in 2007, successors to the class of directors whose terms expire at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

Our shareholders may by special resolution at any time remove any director for negligence or other reasonable cause before the expiration of his period of office notwithstanding anything in the articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Any person so elected will hold office during such term only as the director in whose place he is elected would have held the same if he had not been removed. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy resulting from death, resignation, retirement, disqualification, removal from office or any other reason, but so that the total amount of directors (exclusive of alternate directors) must not at any time exceed the number fixed in accordance with the articles of association.

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any members of our board of directors. Advance notice of a meeting is not required if all our directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of our board of directors will be competent to make lawful and binding decisions if any two members of our board of directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or transaction in which he is interested, provided, (a) such director must, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the Audit Committee.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Subject to the recommendation of our Compensation Committee, the remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Such remuneration shall be deemed to accrue from day to day. The directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the company, or otherwise in connection with our business, or to receive a fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other.

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or any other shareholder present in person or by proxy holding at least 10% in par value of the shares giving a right to attend and vote at the meeting.

Any ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of capital. See “—Alteration of Capital.” A special resolution is required for matters such as a change of name. See “—Modification of Rights.”

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one- fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issuance of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Law, divide among the shareholders in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholders shall be compelled to accept any asset upon which there is a liability. If the Company shall be wound up, and the assets available for distribution among the shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if winding up the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Meetings

Subject to our articles of association, an annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 20 days’ notice in writing and any other extraordinary general meeting shall be called by not less than 20 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders (or their proxies) entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

No business other than the appointment of a chairman of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman of the meeting. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

Two of our members present in person or by proxy or corporate representative representing not less than one third in nominal value of our total issued voting shares shall be a quorum.

A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” above.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law and to our articles of association, in general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. No dividend may be declared or paid other than out of our profits and reserves lawfully available for distribution, including share premium.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits. Our directors may also pay dividends semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment. The board may also declare and pay special dividends as they think fit.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

No dividend shall carry interest against us.

Whenever our board of directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. We may upon the recommendation of our board of directors by ordinary resolution resolve in respect of anyone particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by check or warrant sent through the post addressed to the registered address of the shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every check or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement there on has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the board of directors and shall revert to us.

Our board of directors may, with the sanction of the shareholders in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to our benefit, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

Issuance of Additional Ordinary Shares or Preferred Shares

Our articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. We have no immediate plans to issue any preferred shares.

Issuance of preferred shares may dilute the voting power of holders of ordinary shares. Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

The listing maintenance requirements of the Nasdaq National Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•	we have not during that time or before the expiry of the three-month period referred to in the last bullet under this section received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law;

•	during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the shareholder; and

•	Upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers (or, by electronic communication in the manner in which notices may be served by us by electronic means as provided in our articles of association), giving notice of its intention to sell these shares, and a period of three months has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”) distinguishes between ordinary resident companies and exempted companies, and we are an exempted company with limited liability under the Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities of an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

The company has not registered as a limited duration company or a segregated portfolio company and could not do so without prior shareholder approval. The company has no intention to seek such shareholder approval.

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Law applicable to us.

Duties of Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Interested Directors

There are no provisions under Cayman Islands law that require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Our articles of association provide that a quorum for a general meeting shall be two members present in person or by proxy or corporate representative provided, however, that in no case shall such quorum be less than one-third of the outstanding voting shares in the capital of the company. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote. Other than special resolutions, all resolutions shall be passed by a simple majority of those shares voted at a meeting at which a quorum is present.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three- fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder either held the stock at the time of the transaction of which the stockholder complains, or acquired the stock thereafter by operation of law and continues to hold it throughout the duration of the suit. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. Our articles of association provide that the directors shall on a members requisition forthwith proceed to convene an extraordinary general meeting of the company. A members requisition is a requisition of shareholders of the company holding at the date of deposit of the requisition not less than 10% in par value of the capital of the company as at that date carries the right of voting at general meetings of the company.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our articles of association. Pursuant to such provision, one-third of the current members of our board is required to stand for re-election each year.

Issuance of Preferred Stock

The Companies Law allows shares to be, issued with preferred, deferred or other special rights, whether in. regard to dividends, voting, return of share capital or otherwise. Our articles of association provide that the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, in one or more series, whether with regard to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences or otherwise and to such persons, at such times and on such other terms as they think proper.

Anti-takeover Provisions

The Companies Law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Our articles of association contain the following provisions which may be regarded as defensive measures: (i) a staggered board of directors and (ii) shareholders right to requisition a general meeting so that only the shareholders holding not less than 10% in par value of the capital of the company as at that date may requisition a general meeting.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

•	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

•	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association or into shares without par value; and

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve fund in any manner authorized by law.

C. Material Contracts

See Exhibits 10.1 and 10.2, to our Registration Statement on Form F-1 (File No. 333-129208) filed with the Commission on October 24, 2005. Other than such contracts, we have not entered into any material contracts outside the ordinary course of our business within the two years preceding the date of this annual report.

D. Exchange Controls

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on January 14, 1997 and effective as of the same date and various further regulations issued by the Sate Administration of

Foreign exchange (the “SAFE”), Renminbi can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services. However, evidence in the form of contracts, invoices and in some cases government registration certificates, must be presented to the bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into Renminbi, or Renminbi into foreign currency, and remittance thereof into or out of China requires approval by SAFE or its local office.

Within China, all payments must be made in Renminbi. Unless otherwise approved, Chinese companies must repatriate foreign currency payments received from abroad into China. Foreign invested enterprises, such as Actions Semiconductor Zhuhai, are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

Under these regulations, a foreign invested enterprise in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In particular, Actions Semiconductor Zhuhai, as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year.

E. Taxation

Cayman Islands Taxation

The following discussion of the material Cayman Islands tax consequences of an investment in our ordinary shares or ADSs is directly based on the advice of Maples and Calder as to Cayman Islands law. However, it does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADS or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

The Company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from August 9, 2005, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

United States Federal Income Taxation

The following is a summary of the material United States federal tax consequences relating to the purchase, ownership, and disposition of the ordinary shares or ADSs. The information provided below is based on the

United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares or ADSs could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares or ADSs.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions;

•	life insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	shareholders that actually or constructively hold 10% or more of the total combined voting power of all of the classes of our stock entitled to vote;

•	persons holding ordinary shares or ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax provisions of the Code; and

•	persons that have a “functional currency” other than the U.S. dollar.

This description generally applies to purchasers of the ordinary shares or ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ordinary shares or ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is:

•	a citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares or ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares or ADSs that is a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder’s proportionate interest in the shares, a holder’s tax basis in the withdrawn shares will be the same as its tax basis in the ADSs surrendered in exchange therefor, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADSs.

If you are not a U.S. Holder, the following subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the U.S. Holder’s ordinary shares or ADSs, other than certain pro rata distributions of our shares, will be includible in the U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the U.S. Holder’s ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.

If you are an individual U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2009 from a “qualified foreign corporation” will be taxable to you at a maximum tax rate of 15% provided that you meet certain holding period and other requirements. A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on shares (or ADSs backed by such shares) which is readily tradable on an established securities market in the United States. There is currently no such tax treaty in effect between the United States and the Cayman Islands. Our ADSs have been quoted on the Nasdaq National Market under the Symbol “ACTS” since November 30, 2005. Each ADS represents six ordinary shares.

Dividends paid with respect to our ordinary shares could cease to be qualified dividend income if our ordinary shares or ADSs are delisted from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market or if we are treated as a passive foreign investment company.

Dividends paid in Renminbi will be included in each U.S. Holder’s income as a U.S. dollar amount based on the spot rate in effect on the date that the U.S. Holder (or, in the case of a U.S. Holder of ADSs, the Depositary) receives the dividend, regardless of whether the payment is converted into U.S. dollars. If the U.S. Holder (or the Depositary) does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder (or the Depositary) later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute non-cash property as a dividend, the U.S. Holder will generally include in income an amount equal to the fair market value, in U.S. dollars, of the property on the date that it is distributed. Dividends will constitute foreign source income for foreign tax credit limitation purposes. The rules relating to the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine the foreign tax credit implications of owning the ordinary shares or ADSs.

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares or ADSs and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. The gain or loss recognized generally will be capital gain or loss. Capital gain of an individual U.S. Holder that is recognized before January 1, 2009 generally is taxed at a maximum tax rate of 15% if the property giving rise to the capital gain is held for more than one year. The deductibility of capital loss is subject to limitations.

Any gain or loss that a U.S. Holder recognizes will generally be treated as United States source income or loss for purposes of foreign tax credit limitations, unless it is attributable to an office or other fixed place of business outside the U.S. and certain other conditions are met.

Passive Foreign Investment Company

A company is considered a passive foreign investment company, or PFIC, for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For the purpose of applying the income and asset tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation if we own, directly or indirectly, 25% or more (by value) of the stock of such corporation.

We believe we should not be classified as a PFIC, for U.S. federal income tax purposes, for the current year and do not anticipate becoming classified as a PFIC in future years. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs. If our total market value is less than anticipated or subsequently declines, we may be or become classified as a PFIC. Further, approximately 11% of our total ordinary shares and ADSs will be traded. We believe a valuation approach based on this trading should be reasonable. However, the U.S. Internal Revenue Service may challenge the valuation of our assets, including goodwill. In addition, the composition of our assets will be affected by how we spend our existing cash and the cash raised in this offering. Thus, it is possible that we may be or become classified as a PFIC in our current and in any future taxable year.

If we were to be classified as a PFIC in any taxable year, you would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ordinary shares or ADSs and (ii) any “excess distribution” paid on ordinary shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become a PFIC. You are urged to consult your tax advisor regarding the potential tax consequences to you if we are or become a PFIC, as well as certain elections that may be available to you to mitigate such consequences.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In such cases, you generally will be taxed in the same manner as a U.S. Holder.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist. In the first case, the Non- U.S. Holder will be taxed in the same manner as a U.S. Holder. In the second case, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such U.S.-source capital loss.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report interest and dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We file annual reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by Actions at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio to hedge interest rate risks or otherwise. Interest-earning instruments carry a degree of interest rate risk. However, historically we have not been exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with the changes in interest rates.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. If the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline.

In the five years prior to July 21, 2005, the exchange rate between the Renminbi and U.S. dollars has varied by less than one- tenth of one percent. However, on July 21, 2005, the PBOC adjusted the exchange rate of U.S. dollars to Renminbi from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of the Renminbi against the U.S. dollar. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2005 which was used in preparing our audited financial statements as of and for the year ended December 31, 2005, our net asset value, as presented in U.S. dollars, would have been reduced by US$0.7 and US$3.3 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$0.7 and US$3.6 million, respectively.

We have experienced de minimis foreign exchange gains or losses to date, but recognized a foreign currency translations adjustment of approximately US$1.2 million during the year ended December 31, 2005. However, we do not engage in any hedging activities, and as such, we may in the future experience economic loss as a result of foreign currency exchange rate fluctuations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We received net proceeds of approximately US$43.6 million from our initial public offering in November 2005, where we offered 6,000,000 American Depositary Shares, or ADSs, and certain of our shareholders offered an additional 3,000,000 ADSs. Each ADS represents six ordinary shares. As of March 31, 2006, we have used approximately US$3.7 million for capital expenditure including acquiring additional engineering tools, software and other intangible assets, and leasing a piece of land from the Zhuhai Bureau of Land Resources to set up our new corporate headquarters. We anticipate groundbreaking in July 2006.

ITEM 15. CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and terms. Pursuant to Rules 13a - 14(c) of the Securities Exchange Act of 1934, as amended, an evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2005.

During 2005, no changes to our internal control over financial reporting occurred that has materially affect, or is reasonably likely to to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Lin, Yu-Hsin Casper, the chairman of our audit committee and an independent, non-executive director, is a “financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our directors, officers and employees. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any director, officer or employee of our company or any of our subsidiaries.

A copy of our Code of Ethics is available at our website at www.action-semi.com

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2004, and 2005.

	For the year ended December 31,
	2004		2005
	(thousands)
Audit Fees	US$	Nil	US$	250
Audit Related Fees		—		650
Tax Fees		2		2
All Other Fees		Nil		Nil

Total	US$	2	US$	902

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by Deloitte Touche Tohmatsu in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees. Audit related fees consist of fees billed for the professional services rendered in connection with our registered offering and private placement for the fiscal years ended December 31, 2005.

Tax Fees. This category consists of professional services rendered by the Deloitte Touche Tohmatsu for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2004 and 2005, respectively.

All non-audit services need to be pre-approved by the Audit Committee on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures. All audit and non-audit services performed by the Deloitte Touche Tohmatsu were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. EXHIBITS

(a) List of Financial Statements

(b) List of Exhibits

See Item 19(a) and Exhibits, which are incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-129208) filed with the Commission on October 24, 2005.

Exhibit 8.1	List of Subsidiaries.

Exhibit 12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification by the Chief Executive Officer and Chief Financial Officer required by 18 U.S.C.ss.1350.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ HSIANG-WEI (DAVID) LEE
Name:	Hsiang-Wei (David) Lee
Title:	Chief Financial Officer

Date: April 28, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years ended December 31, 2003, 2004 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal audit over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years ended December 31, 2003, 2004 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Hong Kong

April 27, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$32,013	$108,896
Term deposits	—	23,172
Restricted cash	—	2,478
Accounts receivable	3,529	8,025
Notes receivable	1,825	1,722
Inventories	5,018	7,023
Prepaid expenses and other current assets	1,328	1,973
Deferred tax assets	—	528
Income tax recoverable	—	11

Total current assets	43,713	153,828

Long-term investment	—	500
Rental deposits	24	11
Property, plant and equipment, net	1,411	2,360
Acquired intangible assets, net	14	1,889

TOTAL ASSETS	$45,162	$158,588

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,843	$13,086
Accrued expenses and other current liabilities	4,032	11,776
Other liabilities	—	71
Short-term bank loan	—	2,374
Income tax payable	25	—

Total current liabilities	13,900	27,307

Other liabilities	145	124

Total liabilities	14,045	27,431

Minority interests	—	582

Commitments and contingencies (Note 14)
Shareholders’ equity:
Ordinary shares of par value $0.000001:
2,000,000,000 shares authorized 480,000,000 and 516,000,000 shares issued and outstanding in 2004 and 2005, respectively	$—	$1
Additional paid-in capital	5,000	49,629
Accumulated other comprehensive income	1	1,224
Retained earnings	26,116	79,721

Total shareholders’ equity	31,117	130,575

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$45,162	$158,588

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2003	2004	2005
Revenues:
System-on-a-chip products	$4,319	$55,236	$149,369
Semiconductor product testing services	1,242	2,021	253

Total net revenues	5,561	57,257	149,622

Cost of revenues:
System-on-a-chip products	(2,868)	(25,565)	(60,518)
Semiconductor product testing services	(793)	(1,575)	(68)

Total cost of revenues	(3,661)	(27,140)	(60,586)

Gross profit	1,900	30,117	89,036

Other income	118	128	1,122
Operating expenses:
Research and development	(1,139)	(2,400)	(7,825)
General and administrative	(331)	(769)	(8,968)
Selling and marketing	(417)	(594)	(1,375)

Total operating expenses	(1,887)	(3,763)	(18,168)

Income from operations	131	26,482	71,990
Interest income	2	28	1,148
Interest expense	—	—	(77)

Income before income taxes	133	26,510	73,061
Income taxes	—	(25)	526

Income before minority interests	133	26,485	73,587
Minority interests	—	—	18

Net income	$133	$26,485	$73,605

Net income per share:
Basic	$—	$0.055	$0.152

Dividend per share	$—	$—	$0.041

Weighted-average shares used in computation:
Basic	480,000,000	480,000,000	483,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	(Accumulated deficit) retained earnings	Total	Comprehensive income
	Number	Amount
Balance at January 1, 2003	480,000,000	$—	$1,883	$—	$(502)	$1,381	$—
Capital contribution	—	—	2,381	—	—	2,381
Net income	—	—	—	—	133	133	133

Balance at December 31, 2003	480,000,000	—	4,264	—	(369)	3,895	$133

Capital contribution	—	—	736	—	—	736	$—
Foreign currency translation adjustments	—	—	—	1	—	1	1
Net income	—	—	—	—	26,485	26,485	26,485

Balance at December 31, 2004	480,000,000	—	5,000	1	26,116	31,117	$26,486

Issue of shares upon the initial public offering, net of offering expenses	36,000,000	1	44,629	—	—	44,630	$—
Dividend	—	—	—	—	(20,000)	(20,000)	—
Foreign currency translation adjustments	—	—	—	1,223	—	1,223	1,223
Net income	—	—	—	—	73,605	73,605	73,605

Balance at December 31, 2005	516,000,000	$1	$49,629	$1,224	$79,721	$130,575	$74,828

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2003	2004	2005
Operating activities:
Net income	$133	$26,485	$73,605
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment	133	224	459
Amortization of acquired intangible assets	5	11	239
Utilization of advance subsidy from local authorities of Zhuhai, the People’s Republic of China (the “PRC”)	—	—	(77)
Gain on disposal of property, plant and equipment	—	—	(52)
Minority interests	—	—	(18)
Deferred tax	—	—	(521)
Changes in operating assets and liabilities:
Accounts receivable	127	(3,519)	(4,496)
Notes receivable	—	(1,825)	103
Inventories	(931)	(3,949)	(2,005)
Prepaid expenses and other current assets	(618)	(664)	(632)
Income tax recoverable	—	—	(11)
Accounts payable	385	9,295	3,243
Accrued expenses and other current liabilities	385	3,611	7,328
Income tax payable	—	25	(25)

Net cash (used in) provided by operating activities	(381)	29,694	77,140

Investing activities:
Purchase of long-term investment	—	—	(500)
Capital contribution from a minority shareholder	—	—	600
Rental deposit paid	(8)	(8)	—
Proceeds from disposal of property, plant and equipment	—	—	109
Purchase of property, plant and equipment	(323)	(989)	(1,429)
Purchase of acquired intangible assets	(24)	—	(1,697)
Increase in restricted cash	—	—	(2,478)
Increase in term deposits	—	—	(23,172)

Cash used in investing activities	(355)	(997)	(28,567)

Financing activities:
Capital contribution	2,381	732	—
Proceeds from short-term bank loans	—	—	2,374
Advance subsidy from local authorities of Zhuhai, the PRC	—	145	124
Issue of shares	—	—	44,630
Dividend paid	—	—	(20,000)

Cash provided by financing activities	2,381	877	27,128

Effect of exchange rate changes	—	1	1,182

Net increase in cash and cash equivalents	1,645	29,575	76,883
Cash and cash equivalents at the beginning of the year	793	2,438	32,013

Cash and cash equivalents at the end of the year	$2,438	$32,013	108,896

Supplemental cash flow information:
Cash paid during the period for:
Interest	$—	$—	$(77)

Income taxes	$—	$—	$(31)

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd (“Actions Semiconductor Cayman Islands” or “the Company”) is a holding company incorporated in the Cayman Islands on July 27, 2005.

Another company, Actions Semiconductor Co., Ltd. (“Actions Semiconductor Mauritius”) was incorporated under the laws of Mauritius on November 21, 2001. On December 28, 2001, Actions Semiconductor Mauritius established a wholly-owned subsidiary in the People’s Republic of China (“PRC”) namely, Actions Semiconductor Co., Ltd (“Actions Semiconductor Zhuhai”).

On August 17, 2005, Actions Semiconductor Cayman Islands issued 480 million ordinary shares in exchange of the 3 million ordinary shares of Actions Semiconductors Mauritius. The shareholders of Actions Semiconductor Mauritius became the holders of 100% of the outstanding shares of Actions Semiconductor Cayman Islands in proportion to their interests in Actions Semiconductor Mauritius.

The exchange was accounted for as a reverse merger and the financial statements of Actions Semiconductor Cayman Islands presents the historical results, assets and liabilities of Actions Semiconductor Mauritius on the consummation of the reverse merger on the basis that Actions Semiconductor Mauritius was the accounting acquiror. Prior to the exchange, Actions Semiconductor Cayman Islands was a shell company which contained only insignificant amount of assets and no liabilities.

As of December 31, 2005, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Actions Semiconductor Co., Ltd.	Republic of Mauritius (“Mauritius”) November 16, 2001	100%	Investment holding

Actions Semiconductor Co., Ltd.	The People’s Republic of China (the “PRC”) November 17, 2001	100%	Design and manufacture of system-on-a-chip products

Actions Technology (HK) Company Limited	Hong Kong January 13, 1999	100%	Trading of system-on- a-chip products

Actions Microelectronics Co., Ltd.	The British Virgin Islands (“The BVI”) October 17, 2005	80%	Investment holding

Artek Microelectrics Co., Ltd.	The BVI December 28, 2005	100%	Inactive

Beijing Actions North Microelectronics Co., Ltd.	PRC December 13, 2005	80%	Inactive

Actions Semiconductor Cayman Islands and its subsidiaries (the “Group”) are principally engaged in the design and development of System-on-a-chip (“SoC”) products and total solutions for the development and manufacture of personal media players and the provision of testing solutions. The Group’s total solutions include SoCs, solution development kits and detailed specifications of other required components and the providers of

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

those components. The Group’s total solutions enable its customer to quickly introduce new personal media players, including MP3 players, which are portable audio players that play music files that have been compressed to a fraction of their size using any one of a number of audio compression technologies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the consolidated financial statements and accompanying notes. The significant accounting estimates, which have had an impact on the Group’s consolidated financial statements, include revenue recognition, allowance for doubtful accounts, income tax valuation allowance for obsolete inventories, provision for litigation claims and useful lives of property, plant and equipment. The allowance for obsolete inventories have been insignificant.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutes with original maturity terms of greater than three months but less than one year.

Notes receivable

Notes receivable represent bank and commercial acceptance drafts that are arranged by the customers, through their financial institutions in order to settle their accounts payable to the Group. Such notes receivable are non-interest bearing and due within the arranged credit terms, which are typically 180 days or less.

Certain significant risks and uncertainties

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas, although this list is not intended to be exhaustive, could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows; changes in the overall demand for SoC for

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

MP3 players and its total solutions; competition from other competitors; advances and trends in new technologies and industry standards; changes in certain strategic relationship or customer relationships; regulatory or other factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; competitive pressures in the form of new products or price reductions on current products; and changes in third party manufacturers.

Research and development costs

Research and development costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Write down of potentially obsolete or slow-moving inventories is recorded based on management’s assumptions about future demand and market conditions.

Long-term investment

Long-term investment over which the Company does not exercise significant influence is accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Property, plant and equipment, net

Property, plant and equipment, net are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Building	20 years
Leasehold improvements	Shorter of the lease terms or 3 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Plant and machinery	3 to 5 years

Acquired intangible assets, net

Acquired intangible assets, net consist of purchased software and technology licenses, have definite lives and are capitalized and amortized on a straight-line basis over their expected useful economic lives, which ranges between two to four years.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC government in Zhuhai by Actions Semiconductor Zhuhai. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been met. Cash subsidies recognized as income were $111, $115 and $391 for the years ended December 31, 2003, 2004 and 2005, respectively.

Advance subsidies received from the government have been recorded in other liabilities. A certain portion of such advance subsidies are repayable and another portion will be recognised as other income when and if Actions Semiconductor Zhuhai incurs interest expense on bank borrowings (see note 11 for additional details).

Revenue recognition

The Group’s revenues are primarily derived from sale of SoC products and their total system solutions, which it designs and develops, at its own expense. The Group recognizes revenue based on firm customer orders with fixed terms and conditions, including price net of discount and commission, if any. The Group recognizes revenue when delivery has occurred and collectibility is determined to be reasonably assured. The Group also provides semiconductor product testing, and revenue is recognized when the services are rendered. The Group does not provide its customers with any price protection and only provides the right of return for defective goods in connection with its warranty policy. The costs of the Group’s warranty policy to-date have been insignificant.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards, and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Advertising costs

Advertising costs are expensed as incurred and are included in selling and marketing expenses. Total advertising expenses were approximately $38, $12 and $94 for the years ended December 31, 2003, 2004 and 2005 respectively.

Comprehensive income

Comprehensive income included foreign currency translation adjustments and is reported in the consolidated statements of shareholders’ equity and comprehensive income.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Foreign currency translation

All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date.

Exchange differences are recorded in the consolidated statement of operation. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, the reporting currency, are translated into U.S. dollars. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, term deposits, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses and other current liabilities, short-term bank loan and other liabilities. The carrying values of cash and cash equivalents, term deposits, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses and other current liabilities, and short-term bank loan approximate their fair values due to their short-term maturities. Please refer to note 11 for the estimated fair value of other liabilities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, accounts receivable and notes receivable. The Group places its cash and cash equivalents, term deposits, and restricted cash with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group’s credit evaluation, combined with the Group’s success in collecting approximately 100% of its outstanding account receivables and notes receivables, there has been no allowance for doubtful accounts for the years ended December 31, 2004 and 2005.

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. No diluted net income per ordinary share is presented since there is no additional dilution from stock issuable.

Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

(“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year beginning January 1, 2006. The adoption of this statement is not expected to have a material effect on the Group’s financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after June 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143”. FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Group is evaluating the effect of the adoption of FIN 47. The adoption of this statement is not expected to have a material effect on the Group’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes And Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement supercedes APB Opinion No. 20, “Accounting changes” and SFAS No. 3, “Reporting Accounting changes in Interim Financial Statements”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Recently issued accounting pronouncements

In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Group is evaluating the effect of the adoption of EITF 04-13. The adoption of this statement is not expected to have a material effect on the Group’s financial position or results of operations.

3. RESTRICTED CASH

At December 31, 2005, the Group placed $2,478 on deposit with a bank in connection with a short-term bank loan granted to the Group (see note 10 for additional details).

4. INVENTORIES

Inventories consist of the following:

	At December 31,
	2004	2005
Raw materials	$1,812	$2,208
Work in progress	2,230	1,366
Finished goods	976	3,449

	$5,018	$7,023

Inventories amounting to $23 and $46 were written off in 2004 and 2005 respectively due to slow-moving.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	At December 31,
	2004	2005
Prepaid expenses	$42	$502
Value added tax refundable	1,181	966
Others	105	505

	$1,328	$1,973

6. LONG-TERM INVESTMENT

As of December 31, 2005, the Company acquired 8% of equity interest in Hi-Trend Investment Holding Co., Ltd (“Hi Trend”) for $500, which is accounted for as a cost method investment.

Hi-Trend is a private company which is an integrated circuit design company that designs integrated circuit drivers for organic light emitting diode displays incorporated in portable electronic devices.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2004	2005
Buildings	$38	$39
Leasehold improvements	145	149
Furniture, fixtures and equipment	290	582
Motor vehicles	53	123
Plant and machinery	1,287	2,290

Total	$1,813	$3,183
Less: Accumulated depreciation and amortization	(402)	(823)

Property, plant and equipment, net	$1,411	$2,360

The Group has recorded depreciation expense of $133, $224 and $459 for the years ended December 31, 2003, 2004 and 2005, respectively.

8. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	At December 31,
	2004	2005
Cost:
Purchased software	$15	$1,095
Technology licenses	17	1,051

	32	2,146

Accumulated amortization:
Purchased software	(5)	(90)
Technology licenses	(13)	(167)

	(18)	(257)

Acquired intangible assets, net	$14	$1,889

The intangible assets of the Group mainly consist of purchased software which is used to support the administration of the business and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $5, $11 and $239 for the years ended December 31, 2003, 2004 and 2005, respectively. Estimated aggregate intangible asset amortisation expense is estimated to be $630, $630, $521, $108 and nil for the 2006, 2007, 2008, 2009 and 2010 fiscal year, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2004	2005
Accrued wages	$18	$123
Accrued bonuses	—	5,110
Accrued legal and professional fees	—	4,567
Royalty fees payable	3,798	32
Others	216	1,944

	$4,032	$11,776

10. SHORT-TERM BANK LOAN

The bank loan at December 31, 2005 is unsecured and interest bearing at 4.7% per annum and is repayable within one year.

11. OTHER LIABILITIES

The local authorities in Zhuhai, the PRC, operate certain government subsidy programs which are intended to encourage companies to invest in the high technology industry in Zhuhai. In 2004, Actions Semiconductor Zhuhai was granted $145, of which, $36 is an unsecured, interest-free advance and is repayable in December 2006. The remaining interest-free advance of $109 is intended to subsidize Actions Semiconductor Zhuhai to cover interest expense on bank borrowings.

In 2005, $77 out of $145 of the advance granted in 2004 was utilized to cover interest expense on a short-term bank loan and has been recorded as other income in the consolidated statements of operations. The unutilized amount of $71 is repayable in December 2006 and thus classified under current liabilities as of December 31, 2005. In addition, Actions Semiconductor Zhuhai was further granted $124 advance during the year ended December 31, 2005 of which any unutilized amount is repayable in year 2007. This interest free advance is also intended to subsidize Actions Semiconductor Zhuhai to cover interest expense on bank borrowings.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai based on quoted market rates was approximately $133 and $181 at December 31, 2004 and 2005.

12. INCOME TAXES

The Company is a tax exempted company incorporated in Cayman Islands and is not subject to taxation under the current Cayman Islands law.

Under the current Mauritius law, Actions Semiconductor Mauritius’ income is not subject to taxation. Actions Microelectronics Co., Ltd is loss making since its incorporation while Artek Microelectronics Co., Ltd. and Beijing Actions North Microelectronics Co., Ltd. have been inactive since their incorporation.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Actions Semiconductor Zhuhai is subject to a 30% foreign enterprise income tax (“FEIT”), and a 3% local income tax. However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone (“Economic Zone”) of China as a foreign investment enterprise and principally conducts its business operations in this Economic Zone. Therefore, it is subject to the reduced FEIT rate of 15% and is exempted from FEIT for its first two years of profitable operations after offsetting prior years’ tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. In addition, Actions Semiconductor Zhuhai is exempted from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People’s Government of Guangdong Province issued in 1992.

As a result of such preferential tax treatments, Actions Semiconductor Zhuhai was exempted from FEIT in the years ended December 31, 2004 and 2005, which were the first and second year Actions Semiconductor Zhuhai achieved profitable operations after offsetting prior years’ tax losses. Thereafter, Actions Semiconductor Zhuhai expects to benefit from a 50% reduction of FEIT rate, which will be 7.5%, during each of three years ending December 31, 2006, 2007 and 2008.

According to the Notice on Tax Issues Concerning Implementation of the Decision of the CPC Central Committee and State Council on Strengthening Technical Innovation, Development of High Technology and Realization of Industrialization issued by the Ministry of Finance and the State Administration of Taxation, entities and individuals, including foreign invested enterprises and foreigners, are exempted from business tax arising from the revenue generated from technology transfer, technology development and relevant technical consultation and service. Therefore, Actions Semiconductor Zhuhai is also entitled to a business tax exemption relating to its income derived from any technology transfer agreement, which has been registered with relevant government authorities.

Actions Technology is subject to Hong Kong Profits Tax at a rate of 17.5%.

The current and deferred components of the income tax expense (credit) appearing in the consolidated statements of operation are as follows:

	Year ended December 31,
	2003	2004	2005
Current tax	$—	$25	$(5)
Deferred tax	—	—	(521)

	$—	$25	$(526)

The Group’s deferred tax assets as at December 31, 2005 are attributable to the following:

Expenditure deductible for tax purpose in future years
– accrued legal and professional fees	$171
– accrued bonus	335
– others	18
Allowance	43
Depreciation and amortization	5

572
Valuation allowance	(44)

$528

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Valuation allowance is made for the Hong Kong subsidiary since the realization of the corresponding recorded deferred tax assets is dependent on generating sufficient taxable income in this Company’s Hong Kong subsidiary. As the management does not believe that it is more likely than not that all of the deferred tax asset attributable to the Hong Kong subsidiary will be realized, a full valuation allowance has been established at December 31, 2005.

The Group did not have any deferred tax liabilities as of December 31, 2004 and 2005.

Tax that would have been payable without the tax exemptions amounts to approximately $3,924 and $12,165 for the years ended December 31, 2004 and 2005, respectively, representing a decrease in the basic earnings per share of $0.008 and $0.025 for the years ended December 31, 2004 and 2005, respectively.

A reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 15% to income before income taxes and actual provision for income taxes is as follows:

	Year ended December 31,
	2003	2004	2005
Tax provision at PRC enterprise income tax rate of 15%	$20	$3,977	$10,959
Expenses not deductible for tax purpose	2	3	745
Income not taxable for tax purposes	—	(2)	(77)
Deferred tax assets not recognised	(22)	(37)	44
Tax exemption granted to a PRC subsidiary	—	(3,924)	(12,165)
Effect of the different income tax rate in other jurisdiction	—	—	(3)
Overprovision of taxation	—	—	(10)
Other	—	8	(19)

Income tax expense (credit)	$—	$25	$(526)

13. SEGMENT AND GEOGRAPHIC INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer. The Group does not specifically identify and allocate any assets by operating segment nor does management evaluate operating segment using discrete asset information. The chief operating decision maker makes use of gross profit margin of different products and services as the Group’s reporting segment since it is impractical to allocate operating expenses to each reporting segment when making decisions about allocating resources and assessing performance of the Group.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

	Year ended December 31,
	2003	2004	2005
Revenue:
MP3 SoC	$3,285	$54,069	$146,619
Energy metering SoC	15	308	1,865
TxRx SoC	1,019	859	885
Testing solutions	1,242	2,021	253

	$5,561	$57,257	$149,622

Gross profit:
MP3 SoC	$1,146	$29,263	$87,779
Energy metering SoC	8	195	1,043
TxRx SoC	297	213	29
Testing solutions	449	446	185

	$1,900	$30,117	$89,036

Geographic information

The Group operates in China/Hong Kong and all of the Group’s long-lived assets are located in China/Hong Kong and substantially all of our sales are made in China/Hong Kong.

14. COMMITMENTS AND CONTINGENCIES

(a) Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2003, 2004 and 2005 was $123, $161 and $124, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2005 was $237 in which $143 and $93 will expire in the years ending December 31, 2006 and 2007, respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2004 and 2005 was $28 and $79, respectively. Capital commitment for purchase of a land use right in Zhuhai as of December 31, 2005 was $1,360.

(c) Royalty fee commitments

The Group has entered into royalty agreements for the use of certain technology knowhow (“Technology Knowhow”) used in the Group’s products. According to the agreements, the Group will pay a fixed amount of royalty for each of the Group’s products sold which make use of the Technology Knowhow, where a minimum quarterly royalty fee commitment of $500 is required for one of the royalty agreements which can be terminated by giving six months notice to the owner of the technology know how. The Group’s royalty expense for the years ended December 31, 2003, 2004 and 2005 amounted to $372, $6,114 and $8,228, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

In March 2005, the Group entered into a royalty agreement (“Agreement”) for the use of Technology Knowhow for a period of three years, effective from March 2005 (“Effective date”), and will automatically renew for additional one year unless notice of non-renewal is delivered at least sixty days prior to the end of third year. Pursuant to the Agreement, the Group will pay a fixed amount of royalty fee for each of the Group’s products sold which make use of the Technology Knowhow and there is a minimum royalty fee commitment of $390 during the first twelve months from the Effective date and then a quarterly royalty fee of $97 for a period of three years. Alternatively, the Agreement also allows the Group to pay an amount of $1,300 for an unlimited use of the Technology Knowhow starting from twelve months from the Effective date.

(d) Contingencies

On January 4, 2005, one of the Group’s main competitors, SigmaTel Inc. (“SigmaTel”), filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against the Group alleging infringement of certain of SigmaTel’s U.S. patents in the design of the Group’s SoCs for MP3 players.

Subsequently, SigmaTel filed a complaint with the U.S. International Trade Commission (“ITC”), which together with a later amendment, alleged that the Group had infringed certain of SigmaTel’s U.S. patents. SigmaTel’s complaints request that the ITC issue a permanent exclusion order that will prohibit the importation into the United States of the Group’s SoCs and MP3 players that contain the Group’s SoCs that are found to infringe SigmaTel’s U.S. patents. The Group has retained outside counsel and is vigorously participating in the defence against these allegations set forth in these proceedings. On March 20, 2006, an initial determination from ITC (“Initial Determination”) has found that the Company infringed two of SigmaTel’s patents. The ruling includes a recommendation that the ITC issue an order barring any MP3 players which utilize the Company’s products that contain two gigabytes or less in flash memory from being imported into the United States. The ITC’s final determination (“Final Determination”) is expected to be issued by June 19, 2006. Subsequent to the final determination, and during the presidential review period, which will take no more than 60 days, Actions’ SoCs that are alleged to infringe and are sold into the United States, will be subject to a bond of US$0.29 per SoCs.

No provision has been made in the consolidated financial statements because the Company, after seeking advice from outside counsel, believes that i) the findings of fact and conclusions of law set forth in Initial Determination do not constitute a final order of the ITC; ii) an adverse order would not give rise to collateral estoppel precluding Actions from contesting any potential patent infringement liability before the U.S. District Court; iii) an adverse final order does not obligate the Group to pay any amount of patent infringement damages to SigmaTel, either now or in a later U.S. District Court actions and iv) there is no reliable basis for forecasting the Group’s potential liability for patent infringement damages and finally, the Group will continue to vigourously defend itself against these claims.

The Company is currently party to various legal proceedings, including the patent infringement case noted above. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

15. CUSTOMERS AND SUPPLIERS

The majority of the Group’s products are currently manufactured by four companies in the PRC. The Group does not have long-term agreements with any of its suppliers. A manufacturing disruption experienced by one or more of the Group’s two key suppliers would impact the production of the Group’s products for a substantial period of time, which could have a material adverse effect on its business, financial condition and results of operations.

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenues Year ended December 31,
	2003	2004	2005
Customer A	75%	—	—
Customer B	13%	—	—
Customer C	—	20%	12%
Customer D	—	20%	13%
Customer E	—	18%	17%
Customer F	—	13%	26%
Customer G	—	11%	—

	88%	82%	68%

	Accounts receivable At December 31,
	2004	2005
Customer C	24%	10%
Customer D	18%	—
Customer E	—	15%
Customer F	20%	22%
Customer G	13%	—
Customer H	—	27%

	75%	74%

16. EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also defined contribution plan. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The total provisions for these employee benefits were $72, $128 and $208 for the years ended December 31, 2003, 2004 and 2005, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

17. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2003 and 2004, the Group received capital contributions of $2,381 and $736, respectively, from its shareholder.

During the year ended December 31, 2005, the Group received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders of the Company amounting to $600.

Mr. Hsiang-Wei Lee, the Chief Financial Officer of the Company, was a shareholder and director of a customer of the Company, Digital Vision Incorporation Limited (“DVI”). As of December 31, 2005, Mr. Hsiang-Wei Lee has disposed of all his equity interest in DVI, which were acquired before becoming the Company’s Chief Financial Officer and resigned as director of DVI. As of December 31, 2005, accounts receivable includes balance due from DVI of $2,192. For the year ended December 31, 2005 the Company recognized net sales of $3,372 to DVI.

18. MAINLAND CHINA PROFIT APPROPRIATION

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2004 and 2005, the balance of Actions Semiconductor Zhuhai’s reserve amounted to $3,914 and $3,914.

19. SUBSEQUENT EVENTS

In January 2006, the Company incorporated a wholly owned subsidiary in the PRC namely Artek Microelectronics Co., Ltd. with registered capital of $3,200.

In March 2006, the Company acquired an additional 10% equity interest in Hi-Trend at a consideration of $1,125. In addition, the Company has entered an agreement with a subsidiary of Hi-Trend for which it will license its Energy metering SoC technology in exchange for a royalty fee.