Form 20-F
period 2006-12-31
Actions Semiconductor Co., Ltd.
filed 2007-04-24
CIK 1342068

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

15-1, No. 1, HIT Road

Tangjia. Zhuhai, Guangdong, 519085

The People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of quotation system on which registered
American Depositary Shares, each representing Six Ordinary Shares, par value US$0.000001 per share	Nasdaq—Global Market System

Ordinary Shares, par value US$0.000001 per share	Nasdaq—Global Market System*

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

Large accelerated filer    ☐            Accelerated filer    ☒            Non-accelerated filer    ☐

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

2

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

Solely for the convenience of the reader, certain Renminbi amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006, which was RMB7.8041 to US$1.00. As of April 23, 2007, the noon buying rate was RMB7.7280 =US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or Renminbi, as the case may be, at any particular rate.

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

A. Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except data regarding number of shares and units shipped. Our principal operations in Zhuhai, China were established in December 2001 and we commenced commercial sales of our System-on-a-Chip products (“SoCs”) in the fourth quarter of 2002.

INCOME STATEMENT

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(thousands, except per share and share data)
Revenues:
System-on-a-chip products	US$137	US$4,319	US$55,236	US$149,369	US$170,129
Semiconductor product testing services	—	1,242	2,021	253	99

Total net revenues	137	5,561	57,257	149,622	170,228

Cost of revenues:
System-on-a-chip products	(93)	(2,868)	(25,565)	(60,518)	(75,853)
Semiconductor product testing services	—	(793)	(1,575)	(68)	(58)

Total cost of revenues	(93)	(3,661)	(27,140)	(60,586)	(75,911)

Gross profit	44	1,900	30,117	89,036	94,317

Other income	113	118	128	1,122	1,634
Operating expenses:
Research and development	(344)	(1,139)	(2,400)	(7,825)	(9,773)
General and administrative	(242)	(331)	(769)	(8,968)	(8,663)
Selling and marketing	(72)	(417)	(594)	(1,375)	(1,626)

Total operating expenses	(658)	(1,887)	(3,763)	(18,168)	(20,062)

Income (loss) from operations	(501)	131	26,482	71,990	75,889
Interest income	—	2	28	1,148	4,876
Interest expenses	—	—	—	(77)	(160)

Income (loss) before income taxes, equity in net loss of an affiliate and minority interest	(501)	133	26,510	73,061	80,605
Income taxes/benefit	—	—	(25)	526	(5,984)
Equity in net loss of an affiliate	—	—	—	—	(156)
Minority Interests	—	—	—	18	96

Net income (loss)	US$(501)	US$ 133	US$26,485	US$ 73,605	US$ 74,561

	For the year ended December 31,
	2002		2003		2004		2005		2006
	(thousands, except per share and share data)
Net income per share:
Basic and diluted	US$	(0.001)	US$	—		US$0.055	US$	0.152	US$	0.144

Net income per ADS:
Basic and diluted	US$	(0.006)	US$	0.002	US$	0.331	US$	0.914	US$	0.867

Dividend per share		—		—		—	US$	0.041		—

Weighted-average shares used in computation:
Basic and diluted		480,000,000		480,000,000		480,000,000		483,000,000		516,000,000

CASH FLOW

	For the year ended December 31,
	2002		2003		2004		2005		2006
	(thousands)
Cash provided by (used in):
Operating activities	US$	(572)	US$	(381)	US$	29,694	US$	77,140	US$	76,786
Investing activities		(517)		(355)		(997)		(28,567)		(48,200)
Financing activities		1,882		2,381		877		27,128		(1,917)

BALANCE SHEET

	At December 31,
	2002		2003		2004		2005		2006
	(thousands)
Cash and cash equivalents	US$	793	US$	2,438	US$	32,013	US$	108,896	US$	137,778
Time deposits		—		—		—		23,172		45,713
Restricted cash		—		—		—		2,478		—
Marketable securities		—		—		—		—		20,531
Accounts receivable		137		10		3,529		8,025		5,859
Notes receivable		—		—		1,825		1,722		2,154
Inventories		138		1,069		5,018		7,023		6,280
Prepaid expenses and other current assets		42		660		1,328		1,973		6,413
Amount due from an affiliate		—		—		—		—		133
Deferred tax assets		—		—		—		528		662
Income tax recoverable		—		—		—		11		—

Total current assets		1,110		4,177		43,713		153,828		225,523

Investment in an affiliate		—		—		—		500		1,469
Rental deposits		8		16		24		11		52
Deposit paid for acquisition of property, plant and equipment		—		—		—		—		91
Property, plant and equipment, net		456		646		1,411		2,360		6,749
Acquired intangible assets, net		6		25		14		1,889		3,787

Total assets	US$	1,580	US$	4,864	US$	45,162	US$	158,588	US$	237,671

Total current liabilities		199		969		13,900		27,307		28,165

Other liabilities		—		—		145		124		—

Total liabilities		199		969		14,045		27,431		28,165

Minority Interests		—		—		—		582		486

Total shareholders’ equity		1,381		3,895		31,117		130,575		209,020

Total liabilities & shareholders’ equity	US$	1,580	US$	4,864	US$	45,162	US$	158,588	US$	237,671

	For the year ended December 31,
	2002		2003		2004		2005		2006
	(thousand, except average selling price)
Operating Data:
Sales of SoCs for MP3 players	US$	—	US$	3,285	US$	54,069	US$	146,619	US$	168,907
Units shipped		—		744		12,228		48,866		76,059
Average selling price	US$	—	US$	4.40	US$	4.40	US$	3.00	US$	2.22

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

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us and Sonic Impact Technologies, LLC. Sonic Impact is a brand owner that incorporated our ATJ 2075 series SoC into their MP3 players. The complaint alleged that some of our SoC designs infringed SigmaTel’s U.S. patents, including U.S. patent numbers 6,633,187, or the 187 patent, and 6,366,522, or the 522 patent, and that Sonic Impact’s incorporation of such SoC designs into its MP3 players and subsequent importation and sale in the United States of those MP3 players also infringed SigmaTel’s U.S. patents. Subsequently, SigmaTel filed complaints with the U.S. International Trade Commission, or ITC, alleging that we had infringed SigmaTel’s U.S. patents in the design of some of our SoCs for MP3 players. A settlement was subsequently reached between SigmaTel and Sonic Impact, and SigmaTel’s case against us in Texas was stayed pending the final determination of the ITC proceedings.

On September 15, 2006, the ITC announced its final determination that certain of our SoCs had infringed the 187 patent and certain of our SoCs, utilizing a prior version of firmware, had infringed the 522 patent. The ITC’s final determination is subject to further discretionary review by the President of the United States and will be subject to appeal at the United States Circuit Court for the Federal Circuit. On January 3, 2007, SigmaTel’s complaint in the U.S. District Court for the Western District of Texas, Austin Division was dismissed without prejudice. On January 4, 2007, we filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit to review the September 15, 2006 ITC decision.

Substantially all of the SoCs we sold in 2005 and the first half of 2006 embodied the designs that were found to infringe these patents. However, we have not sold any SoCs to customers in the United States, and based on information provided to us by our customers, we estimate that less than 10% of our SoCs sold during this period were incorporated into products ultimately sold in the United States.

We expect that our dispute with SigmaTel over patent infringement will continue. We have retained outside counsel and are vigorously participating in the defense against the infringement allegations. However, our customers may be forced to discontinue selling their products in the United States that incorporate certain of our SoCs. We may also be required to pay monetary damages to SigmaTel for past infringement. In addition, our ability to sell in the United States may be adversely affected, or we may incur additional costs to create alternative designs that do not infringe SigmaTel’s patents. Such an outcome could negatively affect our revenues as well as harm our business reputation and relationships with our existing customers. We also anticipate that our dispute with SigmaTel will involve similar legal proceedings in other parts of the world, including China, Europe or elsewhere. For instance, on September 13, 2006, we filed a complaint in Shenzhen Intermediate People’s Court in China, asserting that certain SigmaTel products infringe one of our key digital audio processing technology patents in China. Further, we have learned that certain of our European customers recently received letters from SigmaTel requesting them to cease importing products that incorporate our SoCs, failing which these customers may face litigation by SigmaTel. We may incur significant legal expenses in connection with this dispute, which could adversely affect our operating results.

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

Most of our key products have only been sold in significant quantities for a short time. As a result, we have limited experience in predicting and responding to fluctuations in demand for our products. Further, since we cannot accurately monitor sell-through of our SoCs in the portable media players sold by brand owners to retail consumers, it is difficult for us to forecast demand for our products. Our direct and indirect customers could experience inventory growth that could cause them to purchase fewer products from us or seek to return products to us in the future. Our direct and indirect customers may place orders in excess of their requirements in response to actual or perceived shortages in the supply of our SoCs. In such event, it will be more difficult for us to forecast our future revenues and budget our operating expenses, and our operating results would be adversely affected to the extent such excess orders are cancelled or rescheduled.

As a result of the reasons above, our historical financial data may not provide a meaningful basis upon which to evaluate us and our prospects.

We do not expect to sustain our growth rate.

Due to increased sales of our SoCs for portable media players, we have experienced significant revenue growth and have gained significant market share in a relatively short period of time. Specifically, our annual revenues for our SoC products increased from US$4.3 million in 2003 to US$55.2 million in 2004 and US$149.4 million in 2005. However, we do not expect similar revenue growth or market share gains in future periods. For example, revenues for our SoC products increased only by 13.9 % from US$ 149.4 million in 2005 to US$170.1 million in 2006. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

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

We have grown rapidly since establishing our operations in December 2001. This expansion presented, and our anticipated growth in the future may continue to present, a significant challenge to our management and administrative systems and resources and, as a result, to our results of operations and financial condition. Our future success will depend on, among other things, our ability to:

•	effectively maintain and service our existing customer relationships while developing new value-added distributor, contract manufacturer and brand owner customers;

•	continue training, motivating and retaining our existing employees and attract and integrate new technical, engineering and sales and marketing employees;

•	identify and attract new management personnel to our company as we continue to expand;

•	protect our intellectual property effectively;

•	integrate new businesses, technologies, services and products that we acquire by way of acquisitions or investments into our operations;

•	effectively manage our capital expenditures and working capital requirements;

•	maintain and further improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We cannot assure you that no significant deficiencies in our internal control over financial reporting will be identified in the future.

In 2005 and 2006, we became aware of a number of deficiencies in our internal control over financial reporting, or control deficiencies. Control deficiencies exist when the design or operation of a company’s internal control system does not allow its management or employees, in the normal course of performing their assigned functions, to quickly detect or prevent misstatements of its financial statements. The identified control deficiencies were in the areas of our design and effectiveness with respect to our financial closing and reporting processes, and in our information and technology system. The existence of such control deficiencies may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. In 2006, we performed significant work to obtain reasonable assurance regarding the reliability of our financial statements and we have remedied all of the material control deficiencies identified as of December 31, 2006. Significant resources from our management team and additional expenses have been, and may continue to be, required to maintain effective controls and procedures in order to remedy any additional deficiencies we and our independent registered public accounting firm may identify in the future. Further, we cannot assure you that additional significant deficiencies in our internal control over financial reporting will not be identified in the future. If the significant deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, our ability to issue timely and accurate financial reporting may be adversely affected, we may be required to restate our financial statements, and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

We derive almost all of our revenues from our SoCs for portable media players, and we cannot be sure that sales of these products will remain at current levels or will not decline.

Our recent revenue growth has resulted from sales of our SoCs for portable media players. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that portable media players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, if market demand shifts rapidly toward portable, multifunctional electronic products such as mobile phones with add-on portable media player functionality and away from stand-alone portable media players, our sales of our SoCs for portable media players may decline. The migration and adoption of 3G mobile phone networks may also cause the embedding of portable media player functionality into mobile phones to grow in popularity as 3G technology allows audio, image and video files to be readily downloaded to mobile phones. We may not be able to compete with SoC providers that target mobile phone manufacturers by combining mobile phone and portable media player functionality into one SoC. We may not be able to timely develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

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

•

the commercial adoption of our products by value-added distributors, contract manufacturers and brand owners is typically limited during the initial release of their new products while they evaluate product performance and consumer demand;

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

As a result of the time it takes to begin commercial production and sales of a new product, and the fact that a significant portion of our operating expenses are relatively fixed or incurred in advance of anticipated sales, we may incur substantial expenses in developing new products before we earn associated revenues. For example, we incurred significant development expenses in late 2004 and early 2005 in connection with our ATJ 2097 series SoCs, while we were not able to introduce this product to the market until June 2005. Similarly, we incurred significant development expenses in 2005 and 2006 in connection with the development of our new 13 series SoCs, and we were not able to rollout these products until January 2007. In addition, as the markets for the end products that incorporate our products are rapidly evolving and subject to changing consumer preferences, the products we design may not be in demand by our customers at the time we complete our product development process. This could cause us to miss the sales targets we set for these products when we commence development activities and we may not be able to decrease our operating expenses in a timely manner to offset such short-fall in sales, which would adversely affect our results of operations.

We currently rely on one third-party contractor to manufacture almost all of our SoC products; any event that prevents this foundry from producing our products, or our failure to successfully manage our relationship with this foundry, could damage our relationships with our customers, decrease our sales, and limit our growth.

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company, or He Jian, manufactures almost all of our semiconductors. As a result, if He Jian were to experience any catastrophic or other event that caused it to be unable to conduct manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be able to manufacture our semiconductors with the same yield rate, as we currently have with He Jian. As a result, we depend significantly on our maintaining a strong relationship with He Jian, and He Jian’s continued ability to manufacture our semiconductor products, to maintain our revenues and customer relationships.

We provide He Jian with monthly rolling forecasts of our production requirements; however, the ability of He Jian to provide silicon wafers to us is limited by He Jian’s available capacity. Moreover, the price of our silicon wafers fluctuates based on changes in available industry capacity. We do not have a long term supply contract with He Jian or any other contract foundry. Therefore, He Jian could choose to prioritize capacity for other customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that He Jian or any other contract foundry will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on third-party contractors, including:

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

We are currently transitioning our SoCs for portable media players from 0.18 microns to 0.16 microns in order to make sure we continue to satisfy our customers’ demands and to maintain our competitiveness. This transition requires us to redesign some products and integrated circuit designs that we use in multiple products, and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller micron process geometry.

In addition, we will depend on our contract foundries to transition to smaller process geometries successfully. Our contract foundries may not be able to effectively manage this transition. If our contract foundries or we experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations. As smaller process geometries become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, or at all. Further, we cannot be sure that integrating greater functionality into an SoC will result in a corresponding increase in selling price.

Because our customers are able to change or cancel orders on relatively short notice, we could unexpectedly lose anticipated sales.

The lengthy product development periods for our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy product development periods raise additional risks that customers may cancel or change their orders. Because industry practice allows contract manufacturers and brand owners to reschedule or cancel orders on relatively short notice, backlog and customer forecasts are not always good indicators of our future sales. If customers reduce or cancel their orders, it could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. Further, because our sales are made by means of standard purchase orders rather than long term contracts, our customers may not continue to purchase our products at current levels, or at all.

We depend on a few key customers for a substantial majority of our sales and the loss of, or a significant reduction in orders from, any of them would likely significantly reduce our revenues.

In 2004, 2005 and 2006, sales to our top five customers accounted for approximately 82%, 76% and 64%, respectively, of our revenues. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that use our SoCs and solution development kits. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance.

Many of our key customers are value-added distributors, who integrate our products into a system platform and sell that system platform to contract manufacturers. We also sell some of our products directly to contract manufacturers. Growth in our business will depend on our ability to maintain and expand our relationships with both value-added distributor customers and contract manufacturer customers. However, some of our value-added distributor customers may also carry and sell product lines that are competitive with ours. As these customers are not required to maintain a specified minimum level of purchases from us, we cannot be sure that they will prioritize selling our products. As we continue to expand our sales capabilities, we will also need to manage the potential conflicts that may arise between us and our value-added distributor customers. Further, we rely on our customers to accurately and timely report to us their sales of our products and to provide certain engineering support services to the brand owners who market and distribute the end products to consumers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would adversely affect our business and financial results.

If our products are not manufactured with satisfactory yields or quality, our sales could decrease, and our relationships with our customers and our reputation may be harmed.

Minor deviations in the semiconductor manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. We establish a minimum yield with our foundries at the time our products are qualified. If actual yield at the foundry is below the minimum, the foundry incurs the cost of the wafers, and if actual yield is above the minimum, we incur the cost. However, the fact that a contract foundry is achieving minimum yields on a product does not mean that the yield is sufficient to allow us to maintain or increase our profits on that product. Further, even though if a contract foundry is responsible for yield losses we incur on a particular shipment of SoCs, these yield losses could cause us to delay shipments to our customers and damage our relationship with them.

The manufacturing yields for our new products tend to be lower initially and increase as the contract foundry achieves full production. For example, it took us nine months to increase the yield of our ATJ 2085 series SoCs from 67% in April 2004 to 90% in January 2005 and it took us one full month to increase the yield of our ACU 75 series SoCs from 68% to 86%. Our product pricing is based on the assumption that this increase in manufacturing yields will continue, even with the increasing complexity of our semiconductors. Shorter product life cycles require us to develop new products faster and require our contract foundry to manufacture these products in shorter periods of time. In some cases, these shorter manufacturing periods may not reach the high volume manufacturing periods conducive to higher manufacturing yields and declining costs. If our contract foundry fails to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we may be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

Our products are complex and may require modifications to resolve undetected errors or failures in our hardware and software, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our SoCs and total solutions are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re- engineering costs, divert the attention of our engineering personnel from product development efforts and harm both our customer relations and business reputation. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. We experienced a small delay in gaining market acceptance of our ATJ 2097 series SoCs, due to the need to revise our design to correct problems with its processing speed and power consumption. We also experienced a delay in the introduction of our 13 series SoCs, due to the need to revise a part of our design to integrate certain Universal Serial Bus features we acquired from third party. We provide warranties for product defects under which we must collect and replace defective goods upon receipt of notice from our customers. Increased claims under these warranties would increase our costs and adversely affect our profitability. Defects could also lead to liability as a result of lawsuits against us or against our customers.

Our principal contract foundry, other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant earthquake risk and adverse consequences related to the outbreak of SARS and other public health concerns.

The principal contract foundry that manufactures our products and all of the principal subcontractors that assemble, package, and test our products are located in either China, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near our principal contract foundry or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. The 2003 outbreak of severe acute respiratory syndrome, or SARS, curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, which had a significant adverse effect on the economies of many countries in this region. Any future outbreaks of SARS or other public health concerns, such as the emergence of an avian influenza, could have similar consequences.

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

We may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

•	the unpredictable timing and volume of purchase orders and cancellations from our customers;

•	the rate of acceptance of our products by our customers;

•	the rate of growth of the market for portable media players and our SoCs;

•	fluctuation and seasonality in demand for consumer electronics products;

•	increases in prices charged by contract foundries and other third-party subcontractors;

•	the availability of third-party foundry capacity;

•	the availability and pricing of other components used in our customers’ products;

•	fluctuations in our contract foundry’s manufacturing yields;

•	the difficulty of forecasting and managing our inventory and production levels;

•	our ability to successfully develop, introduce and sell new or enhanced products;

•	additions or departures of key personnel;

•	our involvement in litigation;

•

natural disasters, particularly earthquakes, or disease outbreaks, such as the recent outbreak of SARS, affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

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

We face competition from a relatively large number of competitors in China and internationally. In the portable media player market, our principal competitors include ALi, Broadcom, Philips Semiconductor, PortalPlayer, Samsung, SigmaTel, Sunplus, Rockchip, Telechips, and Texas Instruments. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design houses.

The consumer electronics market, which is the principal end market for our SoCs, has historically been subject to intense price competition. In many cases, low cost, high volume producers have entered markets and driven down profit margins. If a low cost, high volume producer should develop products that are competitive with our products, our sales and profit margins would suffer.

Some of our potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Furthermore, our current or potential competitors have established, or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third-parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business will suffer and we may lose or be unable to gain market share.

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

We seek to acquire or invest in businesses that are complementary to ours. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions or investments on terms favorable to us. If we are unable to execute, manage or integrate our acquisitions and investments effectively, our growth, operating results and financial condition may be materially and adversely affected.

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

Risks Related to Intellectual Property

We or our customers may be exposed to infringement claims on intellectual property rights by third-parties.

Third-parties, including our competitors, may in the future make claims or initiate litigation that assert patent, copyright, trademark and other intellectual property rights in technologies, related standards and product names that are relevant to us. As we continue to expand our operations and the number of products we manufacture, the risk of such claims may increase. In addition to making claims against us, third-parties may make claims against our customers that incorporate our SoCs into their products. Such actions could adversely affect our relationships with such customers and hurt our sales. The large number of patents in the semiconductor industry, the confidential treatment of some pending patent applications and the rapid rate of issuance of new patents make it neither economically feasible nor possible to determine conclusively in advance whether a product, any of its components, its method of manufacture or use, or its ornamental design, currently infringes or will in the future infringe upon the patent rights of others. Parties making infringement claims may be able to obtain an injunction that could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could have a material negative effect on our business. Third-parties making infringement claims may also be able to bring an action before the ITC that could result in an order stopping the importation into the United States of our products or bring similar actions in other parts of the world. Further, in addition to claims that may be made directly against us, we may be named in infringement actions made against our manufacturers, suppliers or customers. Some of our customer contracts provide that we indemnify the customer against claims of infringement based on our products. Regardless of the merit of these claims, they can be time-consuming, and result in costly litigation and divert the attention of our technical and management personnel.

To resolve any claims made against us, we may be required to develop alternative non-infringing technology or obtain a license for the relevant intellectual property, each of which could be costly and time consuming. Licenses may not be available to us on commercially reasonable terms and conditions, or at all. We might also be required to cease using the trademark or trademarks under which our products were being marketed and sold. If any infringement or other intellectual property-based claim made against us by any third-party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, financial condition and results of operations could be materially and adversely affected.

We rely upon third-party licensed technology to develop our products. If licenses of third-party technology do not continue to be available to us or become very expensive, our ability to develop and introduce new products could be negatively impacted.

We integrate third-party software or other licensed technology into almost all of our products. From time to time, we may be required to license additional technology from third-parties to develop new products or product enhancements. However, these third-party licenses may not be available to us on commercially reasonable terms or at all. Further, some of our existing licenses can be terminated without cause by the licensor. Our inability to maintain existing licenses on reasonable teams, or obtain additional licenses necessary to develop new products and product enhancements, could require us to obtain substitute technology at a greater cost or of lower quality or performance standards or delay product development. Any of these results may limit our ability to develop new products that utilize the latest technologies, which could harm our business, financial condition and results of operations.

Our rights to the intellectual property we develop may be difficult to enforce.

We generally rely on patent, copyright, trademark, trade secret and other intellectual property laws to establish and protect the proprietary rights in our know-how, technology, products, and product names. As of December 31, 2006, we had filed five trademark applications, 21 invention patent applications and two utility model patent applications in China and had registered seven trademarks, one patent for utility model, nine invention patents, nine proprietary rights for integrated circuit design diagrams and two computer software copyrights in China. In addition, as of December 31, 2006, we had registered three trademarks in Hong Kong and filed five trademark applications in Hong Kong, Taiwan, European Union, Russia and India, respectively. The applications may not be granted, or if granted, may be challenged, invalidated, or circumvented by others. Further, we cannot be sure that any rights granted under patents, trademarks, copyrights or proprietary rights that are issued or registered will be sufficient to protect our technology or will in fact provide competitive advantages to us. If we are unable to protect the key intellectual properties that we develop and use in our products, our ability to compete effectively may be diminished.

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

From time to time we may be required to indemnify our customers for certain costs and damages of patent and copyright infringement in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers. Our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 standard. These international standards are often covered by patents or copyrights held by third-parties, which may include our competitors. Before we design our products, we discuss with our customers the proprietary technologies that we must incorporate into our SoCs and the international standards our SoCs must meet to function in the targeted portable media player products. We then obtain licenses required to incorporate each of those proprietary technologies into SoCs that meet these standards. The combined costs of identifying and obtaining licenses from all holders of patents and copyrights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent or copyrights brings a claim for patent or copyright infringement. Any claims for indemnification that may be made could not have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Industry

Demand for our products is highly dependent on the consumer electronics market, which is characterized by short product life cycles and subject to risks related to product transitions and supply of other components.

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory, that our customers require for manufacturing the consumer end product. For example, if our customers are unable to obtain sufficient supplies of other key components in their portable media players, the sales of our products that are also used in such devices would be adversely affected. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

The availability of digital media content may affect demand for our products.

The demand for portable media players may be adversely impacted by the enforcement of limits on file sharing and downloadable media content. The major record labels are pursuing ways to curb consumer downloading of music from the Internet without paying any fees or royalties to the owners of that music. In particular, the Recording Industry Association of America, a recording industry trade group, has sued numerous individuals for distributing copyrighted songs over the Internet. Most recently, the U.S. Supreme Court ruled that distributors of software for sharing music and video files may be held responsible for theft if their intent was to encourage users to illegally trade copyrighted files. This may cause websites offering such software to cease operating. If the record labels, other music or video producers, or other parties are successful in limiting the ability of consumers to obtain free music or videos on the Internet, the demand for consumer electronic devices such as portable media players that use our products may decline, which in turn could harm our business, financial condition and results of operations.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product life cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling price. Any future downturns could significantly harm our sales or reduce our profitability for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to semiconductor industry conditions, general economic conditions and other factors.

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

Pursuant to various Taiwan regulations promulgated by Taiwan’s Ministry of Economic Affairs, Investment Commission, or IC, no Taiwanese person or entity established under the laws of Taiwan, which we refer to as Taiwanese Persons, may invest, directly or indirectly, in a PRC entity unless the investment complies with certain regulations and policies relating to restrictions on investment and participation in investments in PRC companies, which we refer to as the PRC Investment Regulations, and is approved by the IC, or, in limited circumstances, a report to the IC has been filed. Furthermore, the IC has prohibited investments by Taiwanese Persons in certain industries in the PRC, including the semiconductor design industry and certain sectors of the semiconductor manufacturing industry. Under the PRC Investment Regulations, if (A) a Taiwanese Person invests in a non-Taiwan entity, or NTE, that invests in a PRC entity, and (B) such Taiwanese Person has “control and influence” over the NTE, that Taiwanese Person will be deemed to have made an indirect investment in the PRC and must abide by the PRC Investment Regulations. According to a press release issued by the IC on June 14, 2005, a Taiwanese Person will be deemed to have control and influence over the NTE if (1) that Taiwanese Person holds more than 5% of the equity of the NTE or is the largest shareholder of the NTE; (2) the investment amount made by that Taiwanese Person in the NTE is over US$200,000; or (3) that Taiwanese Person acts as a director, supervisory director or president of the NTE. Taiwanese Persons who violate these regulations and policies may be subject to both civil and even criminal sanctions in Taiwan.

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

Our business is primarily dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for portable media players and portable media players, in particular, will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago, the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. There can be no assurance that growth of the Chinese economy will be steady, uniform or that any slowdown will not have a negative effect on our business.

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

Any recurrence of SARS or another widespread public health problem, such as the emergence of an avian influenza, could negatively impact our business and results of operations.

A renewed outbreak of SARS or another widespread public health problem in China and Hong Kong, where substantially all of our revenue is derived and where our operations are located, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

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

Currently, our principal PRC subsidiary, Actions Semiconductor Zhuhai, through which substantially all of our operations are conducted, enjoys preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. As a technology company operating in a designated economic zone, we benefit from a 15% preferential enterprise income tax rate, compared to a standard rate of 33%. In addition, we were granted an income tax exemption for the years ended December 31, 2004 and

2005, and currently benefit from a three-year tax holiday during which we are subject to a 7.5% preferential enterprise income tax rate for the years ended December 31, 2006, 2007 and 2008. Moreover, no tax is payable under PRC laws and regulations by Actions Semiconductor Zhuhai with respect to any dividend payments made by Actions Semiconductor Zhuhai to us, as its shareholder, or the receipt by us of the profits remitted, provided that such profits are permitted to be paid by it in accordance with PRC laws and regulations. There have been various tax reform proposals in China, and if any of these incentives are reduced or eliminated by government authorities in the future, our effective tax rates on a consolidated basis could increase significantly. For example, a new PRC corporate income tax law has been promulgated and will become effective on January 1, 2008. It sets forth a unified 25% tax rate for both domestic enterprises and foreign invested enterprises, and makes certain changes to the current tax holidays and preferential tax treatments. As such, we may not continue to enjoy these preferential tax treatments in the future. The discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations.

Actions Semiconductor Zhuhai is subject to restrictions on dividend payments.

We are a holding company incorporated in the Cayman Islands with no operating assets. We rely on dividends and other distributions from our operating subsidiary in the PRC, Actions Semiconductor Zhuhai, to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit Actions Semiconductor Zhuhai to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and PRC accounting standards and regulations. In particular, Actions Semiconductor Zhuhai, as a wholly foreign owned enterprise in China, is required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year. Such cash reserve may not be distributed as cash dividends. Pursuant to an executive director’s resolution of Actions Semiconductor Zhuhai dated June 19, 2006, at December 31, 2005, the aggregate amount of the reserve fund of Actions Semiconductor Zhuhai has exceeded half of its registered capital, and therefore, Actions Semiconductor Zhuhai is not required to set aside any addition reserve fund. In addition, if Actions Semiconductor Zhuhai incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. However, since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on June 5, 2006 the Renminbi was revalued against the U.S. dollar from approximately RMB8.0214 to US$1.00, to approximately RMB8.0057 to the US$1.00. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.

As we rely entirely on dividends paid to us by Actions Semiconductor Zhuhai, any significant devaluation of the Renminbi may have a material adverse effect on our revenues in U.S. dollars and our financial condition.

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

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through Actions Semiconductor Zhuhai. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.”

The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing prices of our ADSs on the Nasdaq Global Market has ranged from US$6.41 to US$12.24 per ADS and the last reported sale price on April 23, 2007 was US$7.50. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including those discussed in this Risk Factors section. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.

The sale by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

In November 2005, we and our selling shareholders completed our initial public offering and issued 54,000,000 ordinary shares, or 9,000,000 ADSs, representing 10.5% of our issued share capital immediately thereafter. In September 2006, our selling shareholders completed a follow-on offering of an aggregate of 60,000,000 ordinary shares, or 11,500,000 ADSs, representing 11.6% of our issued share capital immediately thereafter. Further sales by us or our existing shareholders of substantial amounts of our ordinary shares or ADSs in the public markets after this offering could adversely affect market prices prevailing from time to time. Only a limited number of the ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse or if these restrictions are waived, future sales of substantial amounts of our ordinary shares or ADSs, or the possibility of such sales, could negatively impact the market price of our ADSs, and limit our ability to raise equity capital in the future.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to holders of our ordinary shares, including rights to acquire our securities. We cannot offer to holders of our ADSs those rights unless the securities to which the rights relate are either registered under the U.S. Securities Act of 1933, which we refer to in this document as the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

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

A. History and Development of the Company

We, Actions Semiconductor Co., Ltd., are an exempted company incorporated under the Companies Law (2004 Revision) of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 2 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 16, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we were establishing in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor Co., Ltd., a subsidiary incorporated on December 28, 2001 in Zhuhai, China, which we refer to as Actions Semiconductor (Zhuhai) or Actions Semiconductor Zhuhai. We conduct substantially all of our operations through Actions Semiconductor Zhuhai.

As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company through which to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00 Actions Technology (HK) Company Limited, a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs and receiving and delivery infrastructure. In addition, certain of our customers may be able to reduce the amount of value-added taxes to which they are subject by making purchases through our Hong Kong subsidiary.

On November 17, 2005, we established a subsidiary in the British Virgin Islands, Actions Microelectronics Co., Ltd., which serves as a holding company of our research and development center. On December 19, 2005, we established a subsidiary in Beijing, China, Beijing Actions North Microelectronic Co., Ltd., which serves as our research and development center for imaging and video technology. On December 28, 2005, we established a subsidiary in the British Virgin Islands, Artek Microelectronics Co., Ltd., which serves as a holding company for other subsidiaries we may establish in China in the future. On January 16, 2006, we established a subsidiary Artek Microelectronics Co., Ltd., which serves as our second sales and customer support center in Hong Kong. On February 10, 2006, we established a subsidiary Actions Capital Investment, Inc. in the British Virgin Islands, through which we may invest in or acquire technologies or companies complimentary to our current operations. On March 14, 2006, we established Artek Microelectronics Co., Ltd., in Shenzhen, China, which serves as a part of our sales office and houses our technology service center. On November 6, 2006, we established Actions Investment Consulting (Shanghai) Co., Ltd. in Shanghai, China, which serves as one of our management service center.

Our principal executive offices are located at 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, and our telephone number is (86-756) 339-2353. Our Internet address is www.actions-semi.com. The information on our web site is not a part of this document.

B. Business Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players. We provide integrated platform solutions to portable media player manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products. Our integrated platform solutions incorporate the following features that enable our customers to rapidly bring portable media players to market with a minimum level of technology investment:

•

Our integrated platform solutions, which comprise SoCs, firmware, software development tools and reference designs, obviate the need for our customers to invest in costly and time-consuming internal firmware and software development for their products, or to source them from multiple suppliers.

•

Our network of third-party value-added distributors and applications developers enable our customers to quickly introduce products with differentiated features and to cost-effectively customize our solutions.

•

Our mixed-signal design capabilities allow us to integrate analog and digital components using a compact system architecture in our portable media player SoCs, and enable our customers to reduce their overall costs and produce smaller, more power-efficient portable products.

•

Our proximity to the China-based manufacturers of portable media players and presence in the rapidly evolving China market for portable media players enable us to better identify market trends and align our product development efforts with these market trends.

We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market leadership in SoC products and platform solutions for the development of portable media players through investing in technology leadership, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Industry Background

Portable media players are battery-powered, portable consumer electronic devices that capture, store and play digital media files such as compressed audio, image and video files. Portable media players use a wide range of industry audio compression technologies, the most popular of which include MP3, WMA, AAC, APE, and Ogg Vorbis, and video compression technologies such as AMV, MPEG4, H.264 and Flash.

Portable media players have in recent years emerged as one of the most popular consumer electronics products, with dedicated audio MP3 players and integrated digital audio/video players currently being the two most popular products in this category. We believe that several factors will continue to drive the growth in demand for portable media players:

•

Transition from traditional consumer electronic devices to digital. Digital portable media players have several advantages over traditional devices, such as CD and cassette tape players, including reduced size, greater capacity and longer battery life, and are in the early stages of replacing such traditional devices;

•

Proliferation of digital media content. The availability and adoption of digital media content continue to grow rapidly driven by the increasing penetration of broadband Internet and growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster;

•

Demand growth in emerging markets. High economic growth in emerging economies such as China, India, Russia and Brazil has resulted in increased per capita disposable income, which has stimulated strong demand for consumer electronics products such as portable media players;

•

Advancing functionality. Beginning with dedicated audio players, digital portable media devices have increasingly integrated video functionality, and we expect additional features such as advanced video game, image and video capture, digital audio and video broadcast reception, and wireless connectivity, to be adopted over time;

•

Embedding of portable media player functions in new products. The expansion of entry-level portable media capability—based on solutions such as ours that achieve highly attractive price points—into high-volume embedded markets, such as fashion accessories, toys and audio visual products, is expected to further increase demand; and

•

Decline in cost of commodity components. As prices of commodity components such as memory and display used in portable media players continue to decline, consumers are able to purchase products with superior memory capacity and resolutions at an equivalent or lower price, which stimulates the growth in the overall market.

Portable Media Player Design and Manufacturing Value Chain

The functionality of portable media players is largely determined by the SoC controller. The SoC and memory components constitute a significant portion of a portable media player’s total cost. Portable media players’ small size and cost considerations usually require the use of a highly integrated mixed-signal SoC that incorporates standard digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers.

The portable media player industry, like many other segments of the consumer electronics industry, is increasingly centered in China. Portable media players manufactured by China-based manufacturers are often rebranded and sold across the world by importers, retailers, and consumer electronics companies. China’s low cost design and manufacturing capabilities are an increasingly important competitive advantage, as consumers increasingly demand more functionality at a lower price in each successive generation of portable media players. Contract manufacturers and brand owners also increasingly rely on SoC platform providers and value-added distributors to provide integrated platform solutions that enable them to accelerate their products’ time-to-market. The following chart illustrates the typical portable media player design and manufacturing value chain:

In order to differentiate their products, brand owners of portable media players must equip their products with unique designs and features. Often, brand owners and contract manufacturers lack comprehensive in-house design capabilities required to address the market trend towards increased functionality and short product life cycles. Since it is generally time-consuming and cost-prohibitive to create an entirely new system for each new function added, brand owners rely on value-added distributors to work closely with an integrated platform provider to not only provide the required features and functions but also provide total, integrated solutions that deliver the correct combination of features, cost, processing speed and power consumption. Only a few integrated platform providers, such as us, have the capability to provide total solutions directly to the contract manufacturers and brand owners based on a standard reference design.

Products and Technology

We provide a variety of solutions along the portable media player design and manufacturing value chain. For most of our value-added distributor customers and certain more sophisticated contract manufacturer and brand owner customers, we provide our SoCs and solution development kits, or SDKs. For less sophisticated customers, we provide our total solutions that consist of our SoCs, SDKs as well as reference designs that include detailed specifications of other required components and references to the providers of those components, which together allow these customers to assemble a complete portable media player.

Our capability to provide total solutions is the result of our detailed knowledge of the manufacturing technology along the different points of the design and manufacturing value chain. By applying that knowledge, we can mix, match and combine our solutions to fit the diverse needs of our customer base.

System-on-a-Chip (SoC)

Our SoCs are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a power management unit and other components. Our SoCs are designed to be utilized for portable media players with upgradeable firmware. SoCs for portable media players must address a range of requirements, including high performance, low cost, high levels of system integration and low power consumption. We utilize a compact system architecture that incorporates an optimized algorithm with an embedded task management system in order to maximize the cost efficiency of our SoCs and solutions. Further, this architecture reduces the size of our SoCs and improves our SoCs’ power efficiency and functionality.

Our SoCs are manufactured using industry-standard, mixed-mode, complementary metal-oxide semiconductor, or CMOS, processes and are designed to help our customers lower the number of components required to manufacture their finished products and reduce their overall cost. Our multi-voltage SoC design results in lower noise and lower power consumption and supports audio encoders, digital rights management, USB and bluetooth connectivity and audio post-processing effects, such as equalization and stereo expansion. Our SoC products also include on-chip memory, controllers for color liquid crystal display, and analog components, including digital-to-analog converters, phase lock loops and USB transceivers.

The following table summarizes the key features of our SoCs based on our current five series, eight series and nine series platforms:

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Life(1)	Storage Media
Five Series:
ATJ 2051	September 2004	Portable Media and Embedded Market	• MP3, WMA • Voice Recording	• USB 2.0 full speed • Data Storage • Data Encryption • Auto Run	• LED/LCM color display controller • External Segment LCD Driver	20 hrs	• NAND Flash (SLC)

Eight Series:
ATJ 2085	April 2004	Portable Media	• MP3, WMA, DRM 10 • FM Radio • Voice Recording • Video Play- AMV1.1/2.0	• USB 2.0 full speed • Data storage • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller	20 hrs	• NAND Flash (SLC)

ATJ 2089	July 2004	Portable Media and Digital Still Camera	• MP3, WMA, OGG, DRM 10 • FM Radio • Voice Recording • CMOS Camera • Video Play- AMV1.1/2.0	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC) • NOR Flash • HDD • SD/MMC

ATJ 2087	September 2004	Portable Media	• MP3, WMA, OGG, DRM 10 • FM Radio • Voice Recording • Video Play- AMV1.1/2.0	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC) • SD/MMC

Nine Series:
ATJ 2097	June 2005	Portable Media	• MP3, WMA, OGG, APE DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse • MP3 encoding	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• 2.2’QCIF OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC/MLC) • AG-AND Flash • SD/MMC • NOR Flash

ATJ 2091	June 2006	Portable Media	• MP3, WMA, OGG DRM 10/FM Radio • Voice Recording	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / STN display controller • External Segment LCD Driver • LED	20 hrs	• NAND Flash (SLC/MLC) • AG-AND Flash

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Life(1)	Storage Media

ATJ 2099	June 2006	Portable Media and Digital Video Camera	• MP3, WMA, OGG,APE DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse • CMOS Camera • Digital Video Recording	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• 2.2’QCIF OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC/MLC) • AG-AND Flash • SD/MMC • NOR Flash • HDD

ATJ2093	July 2006	Portable Multi-media	• MP3, WMA, OGG • DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse • MP3 encoding • SRS WOW/SRS WOW HD	• USB 2.0 high speed • Data storage • Dictionary • Data Encryption • Auto Run	• 1’ -1.8’ OLED / TFT/CSTN color display • LCM/Segment LCD LED display	20 hrs	• NAND Flash (SLC/MLC)

ACU 75Series:
ACU7502/7512	July 2006	Portable Multi-media	• MP3, WMA, OGG • DRM 10 • Voice Recording • Picture Browse • SRS WOW	• USB 2.0 high speed • Data storage • Data Encryption • Auto Run	• OLED display • LCM/Segment LCD	20 hr	• NAND Flash (SLC/MLC)

ACU7503/7513	July 2006	Portable Multi-media	• MP3, WMA, OGG • FM • Voice Recording • Picture Browse • SRS WOW	• USB 2.0 high speed • Data storage • Data Encryption • Auto Run	• OLED display • LCM/Segment LCD	20 hr	• NAND Flash (SLC/MLC)

ACU7505/7515	July 2006	Portable Multi-media	• MP3, WMA, OGG • DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse • MP3 encoding • SRS WOW/SRS WOW HD	• USB 2.0 high speed • Data storage • Data Encryption • Auto Run	• 1’ -1.8’ OLED / TFT/CSTN color display • LCM/Segment LCD LED display	20 hr	• NAND Flash (SLC/MLC)

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Life(1)	Storage Media

ACU7507/7517	July 2006	Portable Multi-media	• MP3, WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse SD/MMC Card • MP3 encoding • SRS WOW/SRS WOW HD	• USB 2.0 high speed • Data storage • Dictionary • Data Encryption • Auto Run • Photo Frame	• 1’ -2.2’QCIF OLED / TFT / CSTN color display • LCM/Segment LCD LED display	17hr	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash

Thirteen Series
ATJ 2135	January 2007	Portable Multi-Media TV player Digital Video Camera

•      MP3, WMA, DRM, WMA, ASF, OGG, APE, FLAC, WAV

•      DRM 10, MTP

•      FM Radio

•      Voice/FM/ Linein Recording, MP3, WAV,ACT

•      Video Play QVGA @25frame- XVID, AMVB

•      Picture Browse: JPEG, BMP, GIF

•      MP3 encoding

•      SD/MMC Card

•      SRS WOW+SRS WOW HD+Turbass+Usermode

•      TXT,

•      Multi task on ucOS, Linux

•      USB Slave 2.0

				• MJPEG, WMV, MPEG2 etc • GAME, Flash,JAVA • TV-in/out,Coms Sensor, • Touch pannel • USB OTG	• 2.0~3.5 QVGA TFT color display	• At 550 mAh li BAT • Video 5h • Music (LCD on) 7.5h • Music (LCD off) 12h	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash • HDD

(1)	Using a single AA battery, media playback at medium volume level.

Solution Development Kits

Our solution development kits, or SDKs, include the embedded firmware code, software tools and documentation necessary to utilize our SoCs in portable media players. Our firmware utilizes an embedded structure design with standard interface that allows our customers to pick and choose functionalities and add new device drivers, which in turn lowers the complexity they face in developing their new products and accelerates the time-to-market for their products. Our manufacturing software tools also allow our customers to quickly mass produce their products based on our turnkey process. The principal features of our SDKs include the capability to:

•	enable high-quality audio, image and video playback and encoding through optimized implementation of digital media compression and decompression functions;

•	support a range of file types, audio, images, text and video through a flexible format management system;

•	support firmware upgrades that would allow the addition of new features;

•	incorporate a standard library function such as digital music file decoder, voice recorder, file system management and data storage functions;

•	actively scale the processor speed depending on required function at the time, resulting in lower power consumption; and

•	reduce the required data movement and associated power drain through advanced memory allocation techniques.

Reference Designs

Our total solutions include our SoCs, SDKs and reference designs that include detailed specifications of other required components and references to the providers of those components, which, together, allow those customers to assemble a complete portable media player. Our total solutions enable our customers to minimize the time and effort associated with design, development and production of new products.

Customers and Sales

We sell our products in China and world-wide through distribution arrangements and through our direct sales force to value-added distributors, contract manufacturers and brand owners. Though the substantial majority of our sales are made directly to value-added distributors, we consider all members of the portable media player design and manufacturing chain, including the brand owners and contract manufacturers, to be important customers as they may also be involved in the system design and the selection of the integrated platform provider. Brand owners and contract manufacturers often lack the comprehensive in-house design capabilities required to address the market need for increased functionality and the industry trend towards shorter product life cycles. As a result, they generally depend on value-added distributors and integrated platform providers like us to provide total solutions.

We do not typically enter into long-term contracts with our customers. Most of our value-added distributor customers provide us with a three-month non-binding rolling forecast each month and typically place purchase orders one month before expected delivery, although such purchase orders are still subject to adjustments or cancellations by that customer. Our customers are generally invoiced at the time of delivery. We also provide limited credit terms for our key customers.

Our most significant customers in 2004 and 2005 included Hong Kong Beta Power Tech, Jess Technology, MCU Power, Power Radio and Sino-Mos Electronic, all of which are value-added distributors and collectively accounted for approximately 82% and 76% of our revenues, respectively. In 2006, our top five customers included Power Radio, Jess Technology, Hong Kong Beta Power, Sino-Mos Electronics and Prescope Technology, all of which are also value-added distributors and collectively accounted for approximately 64% of our revenues. In 2004, 2005 and 2006, sales directly to brand owners accounted for approximately 2%, 2% and 9% of our SoCs sold, respectively, however many of our products sold to value-added distributors are incorporated in branded products.

Export sales to our customers in Hong Kong accounted for approximately 96% and 91%of our revenues in 2004 and 2005, respectively. In 2006, we increased our sales to customers in Taiwan, as a result of which export sales to our customers in Hong Kong and Taiwan accounted for approximately 76% and 14%, respectively. We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong. A small amount of our products are sold to customers in the PRC.

Marketing

Our marketing group focuses its efforts on product strategy, new product introduction, demand assessment and competitive analysis. Our marketing group works closely with our value-added distributor and contract manufacturer customers to better align our product development efforts with the requirements of the brand owner. We also hold product introduction seminars with our value-added distributor, contract manufacturer and brand owner customers whenever we have a major breakthrough in product development. Our marketing group monitors our sales and the inventory levels of our customers to allocate our shipments. In addition, our marketing group collaborates with our customers in product development strategies and strategic marketing. We have been able to leverage our position at the beginning of the portable media player design and manufacturing value chain to organize group purchases and negotiate volume discounts for our downstream customers who require other portable media player components, such as flash memory, LCD drivers or OLED displays, to build their end-products. Our marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our research and development department as well as with our brand owner customers.

As of December 31, 2006, we had a total of 17 direct sales and marketing employees, all of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2006, our technology service center employed 48 field application engineers, 43 of whom were located in Zhuhai and five of whom were located in Shenzhen. We plan to increase the number of our field area engineers as we continue to grow our business.

Information Technology

We believe that we have a well developed information technology infrastructure. Our information technology system is based on Information Technology Infrastructure Library, or ITIL. One of the most widely accepted approaches to information technology service management, ITIL provides a cohesive set of international best practices, drawn from public and private sector companies. It is supported by a comprehensive qualifications scheme, accredited training organizations, and implementation and assessment tools. The best practice processes promoted in ITIL are compatible with the British Standards Institution’s Standard for IT Service Management (BS15000).

We base our information technology system on ITIL so that we can successfully data mine critical design and marketing information from our customers’ orders, our own research and development efforts and product delivery status. We believe our well developed information technology system is one of the key factors in allowing us to identify market trends and demands ahead of our competitors.

Manufacturing

Our SoCs are manufactured by third-party foundries that process silicon wafers and produce the SoCs. Presently, He Jian Technology Company manufactures almost all of our semiconductors. He Jian currently fabricates our devices using mature and stable 0.18 micron CMOS process technology. We also maintain relationships with other contract foundries to help ensure we have alternative manufacturing capabilities.

We manage much of our manufacturing logistics internally, including pre-production hardware testing, test program development, characterization and qualification testing, production scheduling, capacity planning, work- in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis.

Our SoCs are designed to use low-cost, industry standard packages and to be tested with widely available automatic testing equipment. Following processing, silicon wafers that are manufactured for our SoCs are either tested by us internally or by third-party testing houses such as King Long Technology, Tian Shui Hua Tian Microelectronics, and Siliconware Technology. Thereafter, these wafers are shipped to third-party packaging subcontractors such as Tian Shui Hua Tian Microelectronics, Siliconware Technology and Nantong Fujitsu Microelectronics, where they are sliced into individual die, and assembled into finished semiconductor packages and tested on site or returned to us for final product testing.

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first hand knowledge of the manufacturing process. We conducted approximately 87%, 74% and 89% of the testing of our silicon wafers internally in 2004, 2005 and 2006, respectively, and approximately 52%, 60% and 80% of the testing of our final SoC products internally in 2004, 2005 and 2006, respectively. We intend to continue to invest in additional testing equipment to expand our internal testing capacity.

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

Competition

The market for SoCs for portable media players is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, Broadcom, Philips Semiconductor, PortalPlayer, Rockchip, Samsung, SigmaTel, Sunplus, Telechips and Texas Instruments. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally which are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different than the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As portable media players become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as embedding portable media player functionality in mobile phones, eyewear, watches, bluetooth earphones or other fashion or gift, toys, DVDs and other items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

•	ability to deliver integrated platforms solutions that support a wide variety of industry standards;

•	design flexibility that allows customers to differentiate their products;

•	strong customer support that decreases the length of product design cycles and accelerates product time- to-market;

•	power efficiency that offsets the increased power requirements of color displays and graphic processing;

•	competitive pricing; and

•	intellectual property position and know-how.

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

Integrated Circuit Design and Software Development

Pursuant to the Several Policies on Encouragement of Development of Software and Integrated Circuit Industries promulgated by the State Council on June 25, 2000 and effective as of the same date (the “Encouragement Policies”), certified integrated circuit design enterprises are treated in the same manner as certified software enterprises and therefore enjoy various incentive polices available to the software enterprises under the Encouragement Policies, such as incentive policies relating to investment and financing, taxation, industrial technologies, exports, income distribution and protection of intellectual property rights. For example, certified integrated circuit design enterprises are exempt from enterprise income tax (“EIT”) for their first two years of profitable operations and entitled to a 50% reduction in their EIT for the following three years. They are also exempt from tariffs and import-related value-added tax on their imported manufacturing equipment for self- use. The Export and Import Bank of China is required to provide credit support with preferential interest rates for such enterprises’ export businesses. Further, PRC government purchasers of relevant products are required to give preference to such enterprises.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products (the “IC Design Certification Measures”) issued by the Ministry of Information and Industry (the “MII”) and the State Administration of Taxation (the “SAT”) on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MII and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MII. Final verification and approval must be given by the MII in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Actions Semiconductor Zhuhai has been certified as an integrated circuit design enterprise since February 1, 2005, and is subject to passing inspection annually. With respect to the annual inspection for the year 2006, Action Semiconductor Zhuhai has passed the preliminary review by China Semiconductor Industry Association. The final result is pending verification by the MII.

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

C. Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of December 31, 2006.

D. Property, Plant and Equipment

Our corporate headquarters are located in 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, where we occupy approximately 52,007 square feet under three separate leases from Zhuhai New Economic Resource Development Port Co., Ltd., expiring on October 31, 2007. We intend to renew our leases when they expire. All of our semiconductor design operations are conducted at our corporate headquarters, including our semiconductor testing operations, and all of our testing equipment is located there. We lease approximately 1,303 square feet under a lease that expires on March 31, 2009 in Hong Kong which serves as our export trade office. In Beijing, we lease approximately 6,012 square feet under a lease that expires on December 31, 2007, which serves as our research and development center for imaging and video technology. We entered into a Land Use Right Grant Agreement on December 21, 2005 with the Zhuhai Bureau of Land Resources for 564,298 square feet of land on which to set up our new corporate headquarters. We anticipate groundbreaking in the second half of 2007. We lease appropriately 13,591 square feet in Shenzhen under a lease that expires on February 28, 2009, which serves as a part of our sales office and houses our technology service center. In Shanghai, we lease approximately 5,199 square feet under a lease that expires on March 15, 2009, which serves as one of our management service centers.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players. We provide integrated platform solutions to portable media player manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products. We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market leadership in SoC products and platform solutions for the development of portable media players through investing in technology leadership, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues primarily from sales of SoCs for portable media players. We generally sell our SoCs together with solution development kits, or SDKs, or together with SDKs and reference designs, which we sometimes refer to as our total solutions. We sell a small number of SoCs without SDKs or reference designs. The prices at which we sell our SoCs are generally not affected by whether we include SDKs or reference designs.

We previously generated limited revenues from sales of SoCs for energy metering products and for remote control toy cars. We licensed our technology in SoCs for remote control toys cars to a third-party in February 2005, and licensed our technology in SoCs for energy metering to our affiliate, Hi-Trend Investment Holding Co., Ltd., in May 2006. We have also generated limited revenues in providing semiconductor product testing services at times when we had excess capacity in our semiconductor testing operations.

Revenues from our SoCs for portable media players are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2004, 2005 and 2006, sales of SoCs for portable media players accounted for approximately 94.4%, 98.0% and 99.2% of our total revenues, respectively.

Cost of Revenues

Our cost of revenues comprise of costs for our SoC products and have historically also included costs for semiconductor product testing services, which consist of depreciation and amortization costs for product testing equipment and costs associated with operating this equipment.

SoCs: Cost of revenues for our SoC products primarily consists of our wafer prices, external testing and packaging fees, royalty payments and licensing fees, and personnel and occupancy expenses associated with our operations. In addition, we include inventory handling costs, inventory write-downs and transportation costs in our cost of revenues. The inventory write-downs have been immaterial to date. There can be no assurance, however, that a decrease in the average selling price of our products in the future would not require us to provide for material allowances in future periods.

In general, our per unit costs, including wafer prices and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders.

Wafer Pricing: We outsource the manufacturing of our SoC products to contract foundries. Wafer prices, which include both the purchase of silicon wafers and the foundries’ processing charges, are the largest component of our cost of revenues, comprising 53.8%, 68.6% and 74.7% of our cost of revenues in 2004, 2005 and 2006, respectively. We expect that wafer prices will continue to comprise the largest portion of our costs of revenues for the foreseeable future.

Royalty Payments and Licensing Fees: We have entered into licensing agreements with respect to third-party technologies that we use in our products. Our most important licenses include those for MP3 digital compression technologies from Thomson, WMA compression technology and digital rights management, or DRM, from Microsoft, surround sound from SRS Labs, Inc. and CPU core from MIPS Technologies. We generally pay licensing fees at the time we enter into the licensing agreement with the technology licensor. In addition, we pay royalty fees to the technology licensors based on the number of products we sell using the licensed technology. In general, however, the royalty payments that we pay are capped at a fixed maximum amount. As a result, product shipments made above the levels at which maximum royalty payments are required result in a higher margin per unit. In certain instances, our customers choose to purchase our solutions excluding the licensed technology. Throughout 2005 and 2006, an increasing number of our customers chose to purchase our solutions excluding the licensed technology. In such cases, our sales price and cost of revenues for such products are reduced to reflect the fact that we did not pay royalty fees on those units. Royalty payments and licensing fees accounted for 22.5%, 13.6% and 5.4% of our cost of revenues in 2004, 2005 and 2006, respectively.

External Testing and Packaging: We test the silicon wafers used in the production of our SoCs internally or outsource testing operations to third-party testing houses. We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume exceeds our testing capacity. After testing, we employ third-party subcontractors to slice wafers into individual die and to assemble and package the die into finished semiconductor packages, which processes are collectively referred to as “packaging”. Fees to third-party testing and packaging companies accounted for 15.5%, 15.0% and 17.3% of our cost of revenues in 2004, 2005 and 2006, respectively.

Gross Profit

As the industry in which we compete is characterized by intense competition, integrated platform providers, including our company, must continuously invest in research and development to update and improve product features and functions. As a result, selling prices for products with less advanced features and functions generally decline over time as newer products are introduced. This aspect of the portable media player market means that in order to maintain our competitiveness and overall gross profit margin, we are required to continue to develop and offer products with improved features and additional functionality. We expect that our overall gross profit, as a percentage of revenues, may fluctuate from period to period as a result of shifts in product mix, changes in demand by consumers, changes in our pricing policies and those of our competitors, and new product introductions by us and our competitors.

Other Income

Our other income has principally comprised royalty income, subsidies and miscellaneous items. Royalty income consists of licensing fees we receive from licensing our technology in SoCs for remote control toy cars and energy metering. Subsidies include rent subsidy provided by the Zhuhai municipal government for our headquarters and research facilities and project awards we have received for having undertaken research projects that advance areas of technology favored by the PRC government.

Operating Expenses

Our operating expenses include research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses: Research and development expenses consist primarily of engineering expenses, costs associated with our electronic design automation software, depreciation on research and development equipment, and the cost of parts and materials for prototypes, as well as salaries, employee benefits and related expenses of employees engaged in research, design and development activities, including certain employees staffing our technology service center. We allocate the salaries, employee benefits and expenses attributable to field application engineers employed in our technology service center to research and development expenses, as the primary duty of these engineers is to provide customization services to our customers as a part of our integrated platform solutions. Such services are provided to our customers free of charge and prior to our receipt of purchase orders. As such, customers are under no obligation to reimburse us for costs incurred during this process or to actually purchase products from us. We expense all research and development costs as they are incurred.

Research and development expenses comprised 63.8%, 43.1% and 48.7% of our operating expenses in 2004, 2005 and 2006, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, employee benefits, and related expenses for human resources, finance personnel and senior management. We also record expenses we incur for professional services, including fees related to our litigation with SigmaTel, as general and administrative expenses. Fees related to our litigation with SigmaTel were US$4.9 million and US$1.3 million for 2005 and 2006, respectively. General and administrative expenses comprised 20.4%, 49.4% and 43.2% of our operating expenses in 2004, 2005 and 2006. We expect our general and administrative expenses to increase in the future as we hire additional experienced management personnel to further expand our business, and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company. We also expect that our legal costs will remain significant as we continue to vigorously defend against the ongoing intellectual property lawsuit.

Sales and marketing expenses: Our sales and marketing expenses consist primarily of salaries, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Sales and marketing expenses comprised 15.8%, 7.6% and 8.1% of our operating expenses in 2004, 2005 and 2006. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts as a part of our cash management.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) allowance for doubtful accounts; (c) allowance for obsolete inventories and (d) provision for litigation claims. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition. Our revenues are primarily derived from the sale of SoC products that we design and develop at our own expense. We recognize revenue based on firm customer orders with fixed terms and conditions, including the selling price net of discount and commissions, if any. We recognize revenue when delivery has occurred and collectability is determined to be reasonably assured. We also provide semiconductor product testing, and revenue is recognized when the services are rendered. We do not provide our customers with price protection and only provide the right of return for defective goods in connection with our warranty policy. To date, the costs of our warranty policy have been insignificant.

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

Provision for Litigation Claims. We have been subject to legal proceedings and claims with respect to matters such as patents as identified in “Business—Legal Proceedings” in this document. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to use the infringed technology, pay substantial damages under applicable law, cease the use and sale of infringing products or expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

We are currently involved in certain claims and legal proceedings and have incurred significant costs associated with defending these matters. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. If we estimate that loss will be within a range, and no amount within the range is considered a better estimate than any other amount, we would record the minimum estimated liability.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 3.9% in 2004 and 1.8% in 2005 and 1.5% in 2006.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2004		%	2005		%	2006		%
Revenues:
System-on-a-chip products	US$	55,236	96%	US$	149,369	100%	US$	170,129	100%
Semiconductor product testing services		2,021	4%		253	0%		99	0%

Total net revenues		57,257	100%		149,622	100%		170,228	100%

Cost of revenues:
System-on-a-chip products		(25,565)	-45%		(60,518)	-40%		(75,853)	-46%
Semiconductor product testing services		(1,575)	-3%		(68)	0%		(58)	0%

Total cost of revenues		(27,140)	-47%		(60,586)	-40%		(75,911)	-45%

Gross profit		30,117	53%		89,036	60%		94,317	55%

Other income		128	0%		1,122	1%		1,634	1%
Operating expenses:
Research and development		(2,400)	-4%		(7,825)	-5%		(9,773)	-6%
General and administrative		(769)	-1%		(8,968)	-6%		(8,663)	-5%
Selling and marketing		(594)	-1%		(1,375)	-1%		(1,626)	-1%

Total operating expenses		(3,763)	-7%		(18,168)	-12%		(20,062)	-12%

Income from operations		26,482	46%		71,990	48%		75,889	45%
Interest income		28	0%		1,148	1%		4,876	3%
Interest expenses		—	0%		(77)	0%		(160)	0%
Income before income taxes, equity in net loss of an affiliate and minority interest		26,510	46%		73,061	49%		80,605	47%
Income taxes/benefit		(25)	0%		526	0%		(5,984)	-4%

Equity in net loss of an affiliate		—	0%		—	0%		(156)	0%
Minority Interests		—	0%		18	0%		96	0%

Net income	US$	26,485	46%	US$	73,605	49%	US$	74,561	44%

Year ended December 31, 2006 and 2005

Revenues. Revenues increased by US$20.6 million, or 13.8%, from US$149.6 million in 2005 to US$170.2 million in 2006. This increase was due primarily to an increase of 55.6% in units shipped of our SoCs for portable media players, which was driven by an increase in the market share of our products and an increase in the demand for SoCs for portable media players. This increase was offset by a 26.0% decline in the average selling price of our SoCs for portable media players in 2006 compared to 2005. The decline in average selling price was primarily the result of aggressive pricing strategies employed by other SoC designers and our strategy to reduce prices on certain products from time to time in order to increase our sales volume and market share. Our average selling price was also affected by our eight series products reaching maturity during 2006, which resulted in lower prices than in earlier periods, and reduced prices for our mature five series products. Sales of our more advanced nine series products helped to partially offset reduced prices in our eight and five series products.

Revenues from the sale of energy metering SoCs comprised of 1.2% and 0.7% of our total revenues in 2005 and 2006, respectively. We licensed our technology in energy metering SoCs to our affiliate Hi-Trend Investment Holding Co., Ltd. and discontinued manufacturing these products in May 2006.

Cost of Revenues. Cost of revenues increased by US$15.3 million, or 25.2%, from US$60.6 million in 2005 to US$75.9 million in 2006, due primarily to an increase in units shipped of our SoC products. Such increase resulted in an increase in the cost of products shipped and an increase in the associated cost to support shipment of the increased units, including increased wafer prices, and external testing and packaging costs. Offsetting these increases was a decrease in licensing fees paid due to a change in product mix and because some of our customers chose to purchase our solutions excluding the compression software, in which case we do not pay royalties on these products.

Gross Profit. As a result of the increase in sales of our SoC products, our gross profit increased by US$5.3 million, or 6.0%, from US$89.0 million in 2005 to US$94.3 million in 2006. Our gross profit margin was 59.5% in 2005, compared to 55.4% in 2006.

Other Income. Other income increased by US$0.5 million, or 45.5%, from US$1.1 million in 2005 to US$1.6 million in 2006. In 2006, we recognized a US$0.5 million license fee and a US$0.7 million royalty payment from licensing our technology in the energy metering SoCs to our affiliate Hi-Trend Investment Holding Co., Ltd. In 2005, we recognized income of US$620,000 from the grant of rights to use indefinitely our proprietary technology in SoCs for remote control toy cars to a third-party after we discontinued sales of this type of SoC.

Operating Expenses. Total operating expenses increased by US$1.9 million, or 10.4%, from US$18.2 million in 2005 to US$20.1 million in 2006.

•

Research and development. Research and development expenses increased by US$2.0 million, or 25.6%, from US$7.8 million in 2005 to US$9.8 million in 2006, due primarily to an increase in the number of our research and development personnel, depreciation related to the purchase of additional equipment and costs associated with new research and development projects.

•

General and administrative expenses. General and administrative expenses decreased by US$0.3 million, or 3.3%, from US$9.0 million in 2005 to US$8.7 million in 2006, due primarily to a significant decrease of US$3.6 million in litigation expenses in connection with our intellectual property dispute with SigmaTel from US$4.9 million in 2005 to US$1.3 million in 2006. This decrease was partially offset by an increase in professional services fees in connection with the ongoing improvement of our internal controls of approximately US$0.9 million, an increase in expenses incurred with respect to directors and officers insurance we procured for our management team and legal expenses in connection with our business expansion in Europe.

•

Selling and marketing expenses. Selling and marketing expenses increased by US$0.2 million, or 14.3%, from US$1.4 million in 2005 to US$1.6 million in 2006, due primarily to commission payments to our overseas sales agents.

Income from Operations. As a result of the foregoing, our income from operations increased by US$3.9 million, or 5.4%, from US$72.0 million in 2005 to US$75.9 million in 2006.

Interest Income. The amount of our cash, cash equivalents and time deposits was US$183.5 million as of December 31, 2006. As we had generally higher levels of cash and time deposits in 2006 than 2005, our interest income increased by US$3.8 million, or 345.5%, from US$1.1 million in 2005 to US$4.9 million in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Revenues increased by US$92.3 million, or 161.1%, from US$57.3 million in 2004 to US$149.6 million in 2005. This increase was due primarily to strong demand for our SoC products resulting in an increase of 299.6% in units shipped of our SoCs for portable media players. This increase was partially offset by a decline in the average selling price of our SoCs for portable media players in 2005 compared to 2004. Our average selling price declined 31.8% in 2005 compared to 2004, as we faced increased pricing pressure from the release of competing SoC products, and aggressive pricing strategies employed by other SoC designers.

Our ATJ 2075 Series SoC products began to reach maturity in their product life cycle commencing in late 2004. As a result, we shipped 74.4% less ATJ 2075 series SoCs, and the average selling price of ATJ 2075 series SoCs declined by 37.8%, in the first quarter of 2005 compared to the fourth quarter of 2004. These trends continued in the second quarter of 2005, and we discontinued shipment of ATJ 2075 Series SoC products in August 2005. In addition, we experienced an increase in demand for certain of our lower priced SoCs, such as our five series SoCs, which contributed to the decrease in our overall average selling price.

Offsetting these factors in part, we increased our efforts to promote our new ATJ 2085 series SoCs, and experienced a significant increase in shipments of our ATJ 2085 series SoCs commencing in the fourth quarter of 2004 and continuing through 2005. We believe our ATJ 2085 series SoC products began to reach their maturity in mid-2005, and have begun to experience a decline in average selling price. We introduced our ATJ 2097 series SoCs in August 2005, which provide more functionality than our earlier series SoCs and generate higher average selling price. However, the benefit to our higher selling prices of these newer SoC products was partially limited as we reduced our pricing to take advantage of market opportunities to increase our sales volume and market share as portable media players became increasingly popular.

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

Cost of Revenues. Cost of revenues increased by US$33.5 million, or 123.6%, from US$27.1 million in 2004 to US$60.6 million in 2005, due primarily to an increase in units shipped of our SoC products and the associated costs to produce and support shipment of higher unit volumes, including increased wafer prices, royalty payments, licensing fees and external testing and packaging costs.

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

Gross Profit. As a result of the increase in sales of our SoC products, gross profit increased by US$58.9 million, or 195.7%, from US$30.1 million in 2004 to US$89.0 million in 2005. Our gross profit margin was 59.5% in 2005 compared to 52.6% in 2004. We were able to increase our overall gross profit margin primarily by decreasing our unit costs despite decreased average selling price. Our decrease in unit costs was primarily due to lower wafer costs during this period and our ability to spread fixed costs across a greater number of products sold.

Other Income. Other income increased by US$972,000, or 759.4%, from US$128,000 in 2004 to US$1.1 million in 2005. The increase was primarily attributable to income of US$620,000 recognized on the grant of rights to use our technology for remote control toy cars to a third-party during the first quarter of 2005.

Total Operating Expenses. Total operating expenses increased by US$14.4 million, or 378.9%, from US$3.8 million in 2004 to US$18.2 million in 2005.

•

Research and development. Research and development expenses increased by US$5.4 million, or 225.0%, from US$2.4 million in 2004 to US$7.8 million in 2005, due primarily to a significant increase in cash bonuses to our employees. We awarded discretionary bonuses in an amount of US$3.9 million to certain research and development personnel on various occasions during 2005 as a reward for the success of our various product roll-outs, including new applications and solutions for our eight series products and the introduction of our nine series products. In response to our strategic initiatives, coupled with the growing demand for our SoC products, we increased the number of our research and development projects, external consultants and related personnel throughout 2004 and 2005. As a result, we employed 158 dedicated research and development personnel as of December 31, 2005, an increase of 17.9% over the 134 dedicated research and development personnel employed as of December 31, 2004.

•

General and administrative expenses. General and administrative expenses increased by US$8.2 million, or 1,066.3%, from US$769,000 in 2004 to US$9.0 million in 2005, due primarily to the legal fees and litigation expenses of approximately US$4.9 million, which we incurred in 2005 in connection with our intellectual property dispute with SigmaTel. Also contributing to the increase was our higher number of administrative personnel added in response to the overall expansion of our business.

•

Selling and marketing expenses. Selling and marketing expenses increased by US$806,000, or 135.7%, from US$594,000 in 2004 to US$1.4 million in 2005, due primarily to the increase in the awards of bonuses for services provided by our sales and marketing personnel and the increase in the number of our sales and marketing personnel, as well as our continued efforts to develop and maintain customer relationships.

Income from Operations. As a result of the foregoing, our income from operations increased by US$45.5 million, or 171.7%, from US$26.5 million in 2004 to US$72.0 million in 2005.

Interest Income. We recorded interest income of US$28,000 for 2004. As our profitability improved throughout 2004 and into 2005, and we sustained positive cash flow, our interest income increased to US$1.1 million for 2005. Also contributing to our increased interest income was the deposit of proceeds from our initial public offering in November 2005.

B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2004		2005		2006
	(thousands)
Net cash provided by operating activities	US$	29,694	US$	77,140	US$	76,786
Net cash used in investing activities		(997)		(28,567)		(48,200)
Net cash provided by (used in) financing activities		877		27,128		(1,917)
Effect of exchange rate changes on cash		1		1,182		2,213

Net increase in cash and cash equivalents		29,575		76,883		28,882
Cash and cash equivalents, beginning of year		2,438		32,013		108,896

Cash and cash equivalents, end of year	US$	32,013	US$	108,896	US$	137,778

On December 31, 2006, we had US$183.5 million of cash, cash equivalents and time deposits. We began to generate significant cash flow from operations beginning in the second half of 2004. As a result of our initial public offering in November 2005, we generated additional cash in the amount of US$44.6 million. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, and the proceeds of capital markets transactions, if any.

Operating Activities

In 2006, net cash provided by operating activities amounted to US$76.8 million. We generated net income during this period of US$74.6 million. We recorded an increase in accounts payable of US$2.2 million, an increase in income tax payable of US$2.3 million, an increase in depreciation and amortization of US$2.0 million, and a decrease in accounts receivable of US$2.2 million, which was partially offset by a decrease in accrued expenses and other current liabilities of US$2.7 million relating to unpaid legal fees and accrued bonuses, and an increase in prepaid expenses and other current assets of US$4.0 million.

In 2005, net cash provided by operating activities amounted to US$77.1 million. We generated net income in 2005 of US$73.6 million. We recorded an increase in accrued expenses and other current liabilities of US$7.3 million relating to unpaid legal fees and accrued bonuses and an increase in accounts payable of US$3.2 million, which was partially offset by an increase in accounts receivable of US$4.5 million and an increase in inventory level of US$2.0 million. During the first quarter of 2004 we instituted an inventory management policy to maintain inventory levels equivalent to no more than 30 to 40 days of sales. In connection with this policy, our inventory balances increased together with our increased sales volume. Our inventories increased further throughout 2005 as a result of these efforts.

In 2004, cash provided by operating activities was US$29.7 million reflecting our net income of US$26.5 million generated in this period. Our net cash provided by operating activities was greater than our net income because of an increase in accounts payable of US$9.3 million as a result of our suppliers’ willingness to extend credit terms to us, which typically call for settlement within 30 days, combined with higher purchases in support of increased production levels. In addition, we deferred payment of US$3.8 million of royalty expenses during 2004 because our units shipped increased sharply at the end of the year. On the other hand, we used cash to finance an increase in our accounts receivable of US$3.5 million, as we extended credit terms to several of our customers, which typically settle within 10 days, and an increase in inventories of US$3.9 million.

Investing Activities

Net cash used in investing activities was US$48.2 million in 2006, US$28.6 million in 2005 and US$1.0 million in 2004. Net cash used in investing activities in 2006 consisted principally of an increase of US$21.5 million in time deposits with maturities between three and six months, an increase of US$20.5 million in marketable securities, which reflects a short-term interest rate contract linked to the Yen-Dollar exchange rate with Citibank, amounting to US$2.6 million, and structured deposits in the amount of US$17.9 million at Bank of Communications. Net cash used in investing activities in 2005 consisted principally of an increase in time deposits, with maturity terms of greater than three months but less than one year, in the amount of US$23.2 million, and an increase in restricted cash in the amount of US$2.5 million, reflecting a time deposit placed into an account with the Agriculture Bank of China as collateral for the net short-term working-capital loan in the amount of RMB19.2 million (US$2.4 million).

Net cash used in investing activities in 2004 was primarily for the purchase of capital equipment, including purchases of computer equipment and research and development tools, as well as testing equipment for our wafers and finished goods.

In addition, on July 15, 2005, we purchased 400,000 shares, representing 8% of the share capital, of Hi- Trend Investment Holding Co., Ltd., or Hi-Trend, an international business company incorporated in the British Virgin Islands for US$500,000, which has been accounted for as a cost method investment. We increased our investment to 18% of the share capital by purchasing an additional 500,000 shares in March 2006 for US$1.1 million.

Financing Activities

Net cash used in financing activities was US$1.9 million in 2006, consisting principally of a short-term loan in the amount of US$5.3 million, which was more than offset by repayment of short-term bank loans in the amount of $7.7 million. Net cash provided by financing activities was US$27.1 million in 2005, principally from the issue of shares in our initial public offering in the amount of US$44.6 million, which was partially offset by a special dividend declared by our subsidiary Actions Semiconductor (Mauritius) in June 2005 in the amount of

US$20 million, which was paid in July 2005. In addition, net cash from financing activities included US$2.4 million short-term loan from the Agriculture Bank of China. Net cash provided by financing activities was US$877,000 in 2004, primarily reflecting cash contributions from our shareholder. In 2004, we received subsidies from local government authorities in Zhuhai that contributed to our net cash provided by financing activities in the amount of US$145,000. We do not expect such contributions to recur in the future. As of December 31, 2006, we do not have any outstanding indebtedness to any bank or commercial lender.

Capital Expenditures

We have historically financed our capital expenditures, consisting principally of wafer and final product testing equipment, engineering tools, software and other intangible assets, as well as long-term investments, with cash contributions from our shareholder and starting from the second half of 2004 with cash flows from operations. We made capital expenditures of US$989,000, US$3.6 million and US$8.8 million in 2004, 2005 and 2006, respectively. In 2006 we made capital expenditures of US$8.8 million consisting principally of US$5.8 million for the purchase of property, plant and equipment, US$1.9 million for the acquisition of intangible assets, and US$1.1 for investment in an affiliate.

We plan to construct new corporate headquarters in Zhuhai in response to our anticipated growth, and may also establish offices in other cities in China, such as Shanghai, to better serve our existing and future customers in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We also plan to continue to invest in additional testing equipment to expand our internal testing capacity, or make long-term investments in companies or technologies consistent with our business objectives. Accordingly, we expect to make additional capital expenditures totaling approximately US$4.5 million in 2007 and 2008 in connection with such efforts.

Capital Requirements

Our capital requirements depend on numerous factors, including:

•	market acceptance of our products;

•	our expenditures on our planned new headquarters in Zhuhai;

•	our expenditures on research and development activities;

•	our expenditures on workstations, testing equipment, licenses and royalty payments and electronic design automation tools;

•	the resources we devote to marketing, selling and supporting our products;

•	the payment terms we negotiate with our customers;

•	market prices for our products; and

•	other working capital requirements.

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

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by Actions Semiconductor Zhuhai only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards.

Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor Zhuhai is restricted in its ability to transfer a portion of its net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$3.9 million, or 3.0%, and US$5.2 million, or 2.5%, of our total consolidated net assets, as of December 31, 2005 and 2006, respectively.

Taxation

Our net income is primarily derived from Actions Semiconductor Zhuhai. PRC companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone of China as a foreign invested enterprise and principally conducts its business operations in this zone. Therefore, it is subject to the reduced EIT rate of 15% and is exempt from EIT for its first two years of profitable operations after offsetting prior years’ tax losses, and will be entitled to a 50% reduction in its EIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. According to the Rules on Exemption or Reduction of Local Income Tax for Foreign Investment Enterprises promulgated by People’s Government of Guangdong Province effective on January 1, 1992, during such five-year preferential tax treatment period, Actions Semiconductor Zhuhai is exempt from the 3% local income tax.

As a result of such preferential tax treatment, Actions Semiconductor Zhuhai was exempt from EIT in the year ended December 31, 2004, which was the first year Actions Semiconductor Zhuhai achieved profitable operations after offsetting prior years’ tax losses. It will also be exempt from EIT for the year ended December 31, 2005. Thereafter, our PRC subsidiary expects to benefit from a 50% reduction in EIT, which will be 7.5% during each of years ending December 31, 2006, 2007 and 2008.

Pursuant to the Interim Regulations on Value-added Tax and its Implementation Rules issued in 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received. We received a full rebate of the VAT on most of our export sales since the establishment of Actions Semiconductor Zhuhai through December 31, 2003. Due to changes in PRC regulations, from January 1, 2004 through October 31, 2004 we received a rebate of approximately 76% of our VAT payments. Beginning November 1, 2004 we resumed receiving a full rebate on our VAT payments. As most of our sales consist of exports, historically we have not incurred significant VAT expense.

We have historically had minimal taxable income in jurisdictions other than China.

A reconciliation between the benefits for EIT computed by applying the China tax rate to loss before income taxes is as follows:

	Year ended December 31,
	2004	2005	2006
Tax provision at reduced PRC enterprise income tax rate of 15%	$3,977	$10,959	$12,091
Expenses not deductible for tax purposes	3	745	477
Income not taxable for tax purposes	(2)	(77)	(519)
Deferred tax assets not recognized	(37)	44	233
Effect of tax exemption and preferential income tax rate granted to a PRC subsidiary	(3,924)	(12,165)	(6,206)
Effect of the different income tax rate in other jurisdiction	—	(3)	(111)
Over provision of taxation	—	(10)	—
Other	8	(19)	19

	$25	$(526)	5,984

C. Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investment in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2006, we had 233 research and development engineers who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

Our mixed-signal integration expertise enables us to reduce the size and cost of our SoC products. For example, we incorporate standard digital components in these products, including as a processor, embedded memory, certain peripheral connections such as a universal serial bus, or USB, interface, and analog components, such as analog-to-digital and digital-to-analog converters and audio signal amplifiers. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers can avoid significant design challenges when they use our SoCs.

Our research and development efforts during 2005 and 2006 focused principally on increasing the solutions and applications of our eight series products to enhance their appeal to our customers, and on the development and production of our newest nine and thirteenth series products. In addition to pursuing these efforts, we are currently focusing our research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. Our continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure.

Providing additional features to our SoCs requires us to develop greater technological expertise and will also require us to continue to migrate to smaller process geometry technologies. We cannot be certain that we will be able to design SoCs incorporating advanced video and audio features ahead of our competitors, or that the SoCs we develop will be accepted by our target customers.

We have a stable core team of engineers that have detailed knowledge of our proprietary architecture, algorithms, integrated circuit designs, firmware and software engineering, as well as system-level knowledge of our customer’s manufacturing processes. Our ability to adapt to changing customer requirements and evolving industry standards through the development of new and enhanced products is a significant factor in maintaining our competitive position and our prospects for growth.

We spent US$2.4 million in 2004, US$7.8 million in 2005 and US$9.8 million in 2006 on research and development, which represented 4.2%, 5.2% and 5.8%, respectively, of our revenues in those respective periods.

Intellectual Property

As of December 31, 2006, we have filed five trademark applications, 21 invention patent applications and two utility model patent applications in China and had registered seven trademarks, one patent for utility model, nine invention patents, nine proprietary rights for integrated circuit design diagrams and two computer software copyrights in China. In addition, as of December 31, 2006, we have registered three trademarks in Hong Kong and filed five trademark applications in Hong Kong, Taiwan, European Union, Russia and India, respectively. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe the expiration or loss of any particular patent would materially harm our business. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the protection we seek, if at all, or whether any patents we may receive will be challenged, invalidated or declared unenforceable. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages.

We have entered into world-wide, non-exclusive, non-transferable, licensing agreements with respect to certain key technologies, including: MP3 digital compression technology from Thomson for the life of the relevant patents based on a fee schedule with maximum quarterly and annual fee cap; WMA compression technology and digital rights management from Microsoft based on a one time payment for a term of five years commencing on September 1, 2005 and surround sound from SRS Labs, Inc. based on a fee schedule with minimum quarterly commitment for a term of three years commencing on September 28, 2006 and automatic renewal thereafter. We integrate these and other third-party software or other licensed technology into almost all of our products. In addition, we have licensed CPU core from MIPS Technologies based on a fee schedule for the life of the relevant technologies. We are engaged in research and development activities using MIPS CPU core, and are testing our thirteen series products that are based on MIPS CPU core. We do not currently produce or sell any SoC products using MIPS technology. From time to time, we may be required to license additional technology from third-parties to develop new products or product enhancements. Third-party licenses may not continue to be available to us on commercially reasonable terms or at all. Our inability to maintain any third-party licenses required in our current products, or obtain third-party licenses necessary to develop new products and product enhancements, could require us to obtain substitute technology at greater cost or of lower quality or performance standards.

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

Third-parties could infringe or misappropriate our patents, copyrights, trademarks and other proprietary rights. In addition, other parties may assert infringement claims against us or our customers. Although we do not believe our platforms infringe any patents, our platforms may be found to infringe one or more issued patents. In addition, because many pending patent applications in China, the United States and elsewhere are not publicly disclosed by the relevant patent and trademark offices until the application is published, there may be applications that relate to our platforms of which we have no knowledge. In addition to the dispute we have with SigmaTel, we may be subject to other legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third-parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. This litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement.

D. Trend Information

Demand for portable media players. Throughout 2004 and 2005, a combination of factors, including a decrease in the price of portable media players caused by a significant decrease in the price of flash memory, which is a major cost component of many portable media players, and the growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster, resulted in rapid growth in demand for portable media players. Because we supply SoCs for use in portable media players, we benefited greatly from the increased demand, and our revenues and profitability grew rapidly during this period. Further, we expect the growth in emerging markets, including China, India, Russia, and Brazil, will outpace the growth of the overall market for portable media players. However, while we anticipate future growth, it is unlikely that we will experience growth in revenues and profitability on a percentage basis comparable to what we experienced during 2004 and 2005 when consumer demand for portable media players began to increase rapidly. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Average selling price of our products. The portable media player market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce portable media players with more functions and enhanced features. As an SoC and integrated platform solutions provider for these brand owners, we typically introduce a new product series every nine to 12 months, and introduce new SoC products within a series with increased functionality and enhanced features more frequently.

The average selling price of any particular SoC product declines over time after it reaches maturity in the product life cycle. In general, we earn higher margins when a new SoC model is first introduced to the market and experience a corresponding decline in margins as its average selling price declines. However, we typically are able to partially offset the decline in the average selling price of a particular SoC, and mitigate the decline in our margins, through progressively increasing our yields during the product’s life. For example, we experienced a significant increase in shipments of our ATJ 2085 series SoCs commencing in the fourth quarter of 2004, and the ATJ 2085 series has continued to be one of our principal product lines in 2006. However, over a two years period from the fourth quarter of 2004 to the fourth quarter of 2006, the average selling price of our ATJ 2085 series SoCs decreased by approximately 48.1%. We introduced our ATJ 2097 series SoCs in the third quarter of 2005, which provide more functionality than our earlier series SoCs and are sold at higher prices. From the third quarter of 2005 to the fourth quarter of 2006, we have experienced a 27.7% decrease in the average selling price in our ATJ 2097 series SoCs. While our overall average selling prices generally benefit from the introduction of new SoC products, this benefit may be partially offset by pricing strategies we employ. For example, we may, from time to time, seek to take advantage of market opportunities by reducing our prices for certain SoC products in order to increase our sales volume and market share.

We seek to achieve revenue growth and margin stability through increasing our share of the total volume of units shipped by offering products with high functionality and competitive pricing; continuously integrating additional functionality to improve the value of our products; and reducing costs by achieving smaller die size, greater integration and migration to more advanced process technologies. In the event that we are not able to timely introduce new products, the average selling price of our products will decline and we may not be able to offset such decline by realizing additional production efficiencies.

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player sales tend to increase significantly in the fourth quarter to meet the year-end holiday demand. As a result, orders for our SoCs generally increase in the third and forth quarters of each year and decrease in the first quarter. For example, our revenues decreased by US$4.1 million, or 10.3%, from US$39.9 million in the three months ended December 31, 2005 to US$35.8 million in the three months ended March 31, 2006, principally due to a 12.1% decrease in units shipped. Our revenues increased by US$3.5 million, or 9.8%, from US$35.8 million in the three months ended March 31, 2006 to US$39.3 million in the three months ended June 30, 2006, principally due to a 12.6% increase in units shipped. Our revenues increased by US$6.3 million, or 16.3%, from US$39.3 million in the three months ended June 30, 2006 to US$45.7 million in the three months ended September 31, 2006, principally due to a 24.9% increase in units shipped. Our revenues increased by US$6.3 million, or 8.1%, from US$45.7 million in the three months ended September 31, 2006 to US$49.4 million in the three months ended December 31, 2006, principally due to a 15.1% increase in units shipped. As the rate of growth in our sales declines, we expect seasonality to have a more pronounced effect on our sales and cause our quarterly results to fluctuate significantly in future periods.

Foundry capacity and wafer pricing. To maximize our unit sales and profits, we must secure committed foundry capacity that is adequate to produce all of the SoCs that we can sell to our customers at prices that enable us to maintain or increase our profit margins. Wafer pricing is affected by the volume of our purchases and overall market demand, and tends to be cyclical. Because contract foundries have fixed capacities, in times of strong market demand, the prices that contract foundries charge for their wafer products and services generally increase, and correspondingly in times of lesser market demand, the prices that contract foundries charge for their wafer products and services may decrease. As a result, if the overall demand for electronics products is high, contract foundries that manufacture wafer products for electronics products may increase the prices that they charge to their customers, including our company. While our increased sales volume has helped us to negotiate better pricing terms and secure committed capacity with our foundries, we are still subject to seasonal and other factors affecting foundry capacity and pricing that are beyond our control.

Presently, He Jian manufactures almost all of our semiconductors. We also maintain relationships with other foundries to help ensure that we have alternative manufacturing capabilities if He Jian fails to achieve satisfactory yields or is unable to meet our requirements. However, there are many purchasers of foundry products and services that are larger than us, and our ability to source adequate foundry services could be affected by significant increases in demand for electronics products.

E. Off-balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2006.

F. Tabular Disclosure of Contractual Obligations

We have entered into licensing agreements with respect to certain of our key technologies, including licensing MP3 digital compression technology from Thomson, WMA compression technology and digital rights management from Microsoft, surround sound from SRS Labs, Inc. and CPU core from MIPS Technologies. Under these licensing agreements, we are required to pay royalties based on our units of shipment, which payments comprise a portion of our cost of revenue. In general, however, the royalty payments that we pay are capped at a fixed maximum amount. As a result, product shipments made above the levels at which maximum royalty payments do not increase our costs.

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2006:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years	After 5 years
	(thousands)
Operating lease obligations	US$	500	US$	363	US$	137	—	—
Royalty Commitment		2,415		2,415		—	—	—
Purchase Obligations		12,773		12,773		—	—	—
Capital Commitment		126		126		—	—	—
Other Liabilities		692		692		—	—	—

Total contractual obligations	US$	16,506	US$	16,369	US$	137	—	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2006 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Kang, Byung-Jin (Peter)	58	Director, Chairman of the Board
Chiu, Tzu-Yin(1)	51	Director
Tien, Hui-Dong (Terry)(1)	48	Director
Lin, Yu-Hsin Casper(1)	60	Director
Li, Shao Chuan (Shawn)	39	Director and Chief Technology Officer
Hsiao, Paul	35	Director
Yeh, Nan-Horng	48	Chief Executive Officer
Lee, Hsiang-Wei (David)	47	Chief Financial Officer

(1)	Member of each of the audit committee, compensation committee and nominations committee.

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

Chiu, Tzu-Yin has served as one of our directors since September 2005. Mr. Chiu served as a senior vice president of operations in Semiconductor Manufacturing International Corporation, a major foundry in China from January 2001 until July 2005, as a fab director for Taiwan Semiconductor Manufacturing Company from 1996 to 2001 and as a senior vice president and the Chief Operating Officer of Huahong International Corporation until December 2006. Mr. Chiu holds a Ph.D. in Electrical Engineering from University of California at Berkeley and an EMBA from Columbia University.

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

Lin, Yu-Hsin Casper has served as one of our directors since August 2005. Mr. Lin also currently serves as the chairman and director of Memory Devices Co., Ltd., a memory module manufacturer. Previously, Mr. Lin was a director of Twinmos Tech. Inc., a network module manufacturer, and a director and the chief financial officer of United Microelectronics, a semiconductor wafer manufacturer. Mr. Lin holds a Master in Business Administration degree from Bloomsbury University of Pennsylvania and a Bachelor of Art degree from the accounting department of Soochow University in Taiwan.

Li, Shao Chuan (Shawn) has served as one of our directors since September 2005 and as our Chief Technology Officer since the establishment of our operations in December 2001. Before joining us, Mr. Li was the director of research and development at Zhuhai Arestek Electronic Co., Ltd. Mr. Li holds a Master of Science degree in electrical engineering from Beijing Institute of Technology.

Hsiao, Paul has served as one of our directors since October 2005. Paul is a principal at New Enterprise Associates (NEA), a venture capital firm with $8 billion under management. Paul has been involved with numerous NEA semiconductor investments, including Spreadtrum Communications, a multimedia cellular semiconductor company, Atheros Communications, a wireless semiconductor company, and Luminary Micro, a fabless semiconductor company. Paul holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Science degree in mechanical engineering from Massachusetts Institute of Technology.

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

Lee, Hsiang-Wei (David) has served as our Chief Financial Officer since August 2005. Mr. Lee also currently serves as the director of Pacific Sun Investment Management Co., Ltd. Previously, Mr. Lee was the CEO of ABN AMRO Asset Management (China). From 1995 to 2002 he was the Chairman and CEO of ABN AMRO Asset Management’s Taiwan operations where he managed assets in the amount of US$3.5 billion. Mr. Lee has more than 15 years of experience in corporate finance and investment management. Mr. Lee holds a Master of Business Administration degree from Duke University and a Bachelor of Science degree in biometrics from National Taiwan University.

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

The aggregate amount of salaries and bonuses paid by us to our directors and executive officers during the year ended December 31, 2006 was approximately US$1.0 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

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

C. Board Practices

Our board of directors currently consists of six members. Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominations committee. Mr. Lin, Yu-Hsin Casper, Mr. Tien, Hui-Dong and Mr. Chiu, Tzu-Yin serve as independent board members on our audit committee, nominations committee and compensation committee. There are no family relationships between any of our executive officers and directors.

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

D. Employees

As of December 31, 2004 and 2005, we had 200 and 258 full-time employees, respectively. As of December 31, 2006, we had 422 full-time employees, including 233 dedicated engineers in the research and development department, 17 in sales and marketing, 62 in general and administration and 62 in manufacturing and logistics. Of these full-time employees, 348 are located in Zhuhai, China, 29 are located in Beijing, China, 39 are located in Shenzhen, China, and 6 are located in Hong Kong. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that relations with our employees are good.

We intend to adopt an equity incentive plan that is designed to assist us to attract and retain key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards. In order to adopt this plan, we intend to seek the approval of our compensation committee and board of directors. We intend to adopt the plan following the receipt of such approvals and begin to grant awards under the plan beginning in 2008.

E. Share ownership

The following table sets forth the share ownership by our directors and senior management as of April 23, 2007.

	Ordinary shares owned
Name	Number	Percent
Starlink Development Limited(1)	12,546,786	2.43%
Surrey Glory Investments Limited(2)	17,549,440	3.40%

(1)	Starlink Development Limited is a British Virgin Islands international business company owned by two investors for investment purposes. Mr. Kang, Byung Jin, the Chairman of our Board of Directors, is its sole director and 94.8% owner.
(2)	Surrey Glory Investments Limited has six shareholders, Mr. Li, Shao Chuan (Shawn), one of our directors and Chief Technology Officer is a 11.9% owner.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table contains information with respect to the ownership of our ordinary shares, as of April 23, 2007, by each person known to us to own, directly or indirectly, 5% or more of our ordinary shares. We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

	Ordinary shares owned
Name	Number	Percent
Rich Dragon Consultants Limited(1)	30,923,622	5.99%
Tetrad Venture Pte Limited(2)	36,856,807	7.14%

(1)	Rich Dragon Consultants Limited is a British Virgin Islands international business company owned by a group of investors for investment purposes. Mr. Lee, Fu-Chi is its sole director and majority shareholder.
(2)	Tetrad Ventures Pte Ltd. is a corporation organized under the laws of Singapore and a 100% owned subsidiary of The Government of Singapore Investment Corporation (Ventures) Pte Ltd., which in turn is a 100% owned subsidiary of the Minister of Finance (Incorporated). The Minister of Finance (Incorporated) is a Singapore corporation and a 100% owned subsidiary of The Government of Singapore. We have been advised by Tetrad Ventures Pte Ltd. that all investment and voting decisions relating to Tetrad’s ownership of our shares will be made by GIC Special Investments Pte Ltd, the private equity investment arm of Government of Singapore Investment Corporation Pte Ltd. through its seven member investment committee. GIC Special Investments Pte Ltd and Government of Singapore Investment Corporation Pte Ltd. are 100% owned subsidiaries of The Minister of Finance (Incorporated). Tetrad Ventures Pte Ltd. is purchasing an additional 1,250,000 ADSs in the initial distribution by the underwriters.

As of April 23, 2007, there was one registered holder of 31,855,701 of our American depositary shares in the United States, consisting of approximately 37.0% of our outstanding ordinary shares.

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

Details of the ownership by our employees of our ordinary shares as of April 23, 2007 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Surrey Glory Investments Limited(1)	Zhao, Guang Min	17,549,440	3.40%
Fairly Consultants Limited(2)	Wu, Zhang Liang	10,415,167	2.02%
Cheshire Red Investments Limited(3)	Zhu, Wen Ge	9,507,237	1.84%
Cumbria Universal Corporation Limited(4)	Cai, Jian Yu	7,950,079	1.54%
Paobridge Success Ventures Limited(5)	Wang, De Liang	5,169,414	1.00%
Fineway Group Limited(6)	Ding, Ran	3,418,698	0.66%

		54,010,035	10.47%

(1)	Surrey Glory Investments Limited has six shareholders, two of whom are employees.
(2)	Fairly Consultants Limited has twenty-four shareholders, nineteen of whom are employees.
(3)	Cheshire Red Investments Limited has thirty-eight shareholders, thirty-one of whom are employees
(4)	Cumbria Universal Corporation Limited has twenty-two shareholders, seventeen of whom are employees
(5)	Paobridge Success Ventures Limited has twenty-five shareholders, fifteen of whom are employees
(6)	Fineway Group Limited has sixteen shareholders, ten of whom are employees

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

Consultancy Services

During the year ended December 31, 2005 and 2006, we received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders for fees amounting to approximately $600,000 and $540,000, respectively.

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

Legal Proceedings

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us and Sonic Impact Technologies, LLC. Sonic Impact is a brand owner that incorporated our ATJ 2075 series SoC into their MP3 players. The complaint alleges that some of our SoC designs infringed SigmaTel’s U.S. patents, including U.S. patent numbers 6,633,187, or the 187 patent, and 6,366,522, or the 522 patent, and that Sonic Impact’s incorporation of such SoC designs into its MP3 players and subsequent importation and sale in the United States of those MP3 players also infringed SigmaTel’s U.S. patents. Subsequently, on March 24, 2005, SigmaTel filed complaints with the U.S. International Trade Commission, or ITC, alleging that we had infringed certain of SigmaTel’s U.S. patents in the design of some of our SoCs for MP3 players. A settlement was subsequently reached between SigmaTel and Sonic Impact, and SigmaTel’s case against us in Texas was stayed pending the final determination of the ITC proceedings.

On September 15, 2006, the ITC announced in its final determination that certain of our SoCs had infringed the 187 patent and certain of our SoCs, utilizing a prior version of firmware, had infringed the 522 patent. The ITC’s final determination is subject to further discretionary review by the President of the United States and will be subject to appeal at the United States Circuit Court for the Federal Circuit. On January 3, 2007, SigmaTel’s complaint in the U.S. District Court for the Western District of Texas, Austin Division was dismissed without prejudice. On January 4, 2007, We filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit to review the September 15, 2006 ITC decision.

Substantially all of the SoCs we sold in 2005 and the first half of 2006 embodied the designs that were found to infringe these patents. However, we have not sold any SoCs to customers in the United States, and based on information provided to us by our customers, we estimate that less than 10% of our SoCs sold during this period were incorporated into products ultimately sold in the United States.

We have not made any provision in our consolidated financial statements regarding the ITC’s initial determination because, after seeking advice from outside counsel, we believe that (i) an adverse order would not give rise to collateral estoppel precluding us from contesting any potential patent infringement liability before the U.S. District Court; (ii) an adverse final order does not obligate us to pay any amount of patent infringement damages to SigmaTel, either now or in a later U.S. District Court action; (iii) there is no reliable basis for forecasting our potential liability for patent infringement damages and (iv) we will continue to vigorously defend ourselves against these claims.

We expect that our dispute with SigmaTel over patent infringement will continue. We have retained outside counsel and are vigorously participating in the defense against the infringement allegations. However, our customers may be forced to discontinue selling their products in the United States that incorporate certain of our SoCs. We may also be required to pay monetary damages to SigmaTel for past infringement. In addition, our ability to increase future sales of our SoCs in the United States may be adversely affected, or we may incur additional costs to create alternative designs that do not infringe SigmaTel’s patents. Such an outcome could negatively affect our revenues as well as harm our business reputation and relationships with our existing customers.

We also anticipate that our dispute with SigmaTel will involve similar legal proceedings in other parts of the world, including China, Europe or elsewhere. For instance, we have learned that certain of our European customers recently received letters from SigmaTel requesting them to cease importing products that incorporate our SoCs, failing which these customers may face litigation by SigmaTel.

On September 13, 2006, we filed a complaint in Shenzhen Intermediate Peoples’ Court in China, asserting that SigmaTel’s products, including STMP 3502, 3503, 3505, 3506, 3510 and 3520, infringe one of our key digital audio processing technology patents. We seek to halt SigmaTel’s infringement of our patent in China by prohibiting SigmaTel from manufacturing, selling and using the infringing integrated circuits, or ICs, in China. In addition to prohibiting the continued misappropriation of our intellectual property by SigmaTel, we also seek to recover damages resulting from SigmaTel’s illegal actions in the amount of approximately US$12.5 million. Further, we are considering requesting the court and other relevant authorities in China to grant and execute a series of injunctions or border detention orders, enforced by China customs, to prohibit the import and export of any SigmaTel products or devices that contain SigmaTel’s infringing ICs.

In addition, two of our former advisors have filed a complaint in the U.S. District Court for the Southern District of California against us on August 17, 2006, seeking compensatory damages for services rendered. We do not believe this dispute will have any material impact on our financial conditions or results of operation.

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

A. Offer and Listing Details

Our ADSs have been quoted on The Nasdaq Global Market under the symbol “ACTS” since November 30, 2005. Each ADS represents six ordinary shares. On April 23, 2007, the last reported sale price of our ADSs on the Nasdaq Global Market was US$7.50. As of March 31, 2007, there was one registered holder and 4,724 beneficial holders of ADSs on our record.

The table below sets forth, for the periods indicated, the highest and lowest closing prices and the average daily volume of trading activities on the Nasdaq Global Market for our ordinary shares represented by ADSs.

	High		Low		Average Daily Trading Volume
2005 (from November 30, 2005)	US$	9.25	US$	7.08	212,164
2006		12.24		6.55	226,776
First Quarter		10.44		6.55	165,226
Second Quarter		12.24		9.5	198,831
Third Quarter		10.55		7.2	211,327
Fourth Quarter		9.5		7.8	330,544
October		8.75		7.8	392,932
November		9.5		8.15	379,190
December		8.95		8.2	210,840
2007
First Quarter		8.5		6.41	456,051
January		8.5		7.55	331,735
February		8		6.81	733,821
March		7.65		6.41	329,173
April (through April 23, 2007)		7.6		6.92	255,858

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on the Nasdaq Global Market under the symbol “ACTS”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expense of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

As of March 31, 2007, our authorized share capital consisted of 2.0 billion shares, par value 0.000001 per share, and there were 516.0 million ordinary shares issued and outstanding. All of our issued and outstanding shares are fully paid and non-assessable.

In August 2005, we issued 480.0 million ordinary shares of our company in consideration for 100% of the total outstanding shares of Action Semiconductor (Mauritius).

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

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq Global Market, or by any recognized stock exchange on which our securities are listed.

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

The listing maintenance requirements of the Nasdaq Global Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

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

If you are an individual U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2009 from a “qualified foreign corporation” will be taxable to you at a maximum tax rate of 15% provided that you meet certain holding period and other requirements. A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on shares (or ADSs backed by such shares) which is readily tradable on an established securities market in the United States. There is currently no such tax treaty in effect between the United States and the Cayman Islands. Our ADSs have been quoted on the Nasdaq Global Market under the Symbol “ACTS” since November 30, 2005. Each ADS represents six ordinary shares.

Dividends paid with respect to our ordinary shares could cease to be qualified dividend income if our ordinary shares or ADSs are delisted from The Nasdaq Global Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market or if we are treated as a passive foreign investment company.

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

Interest Rate Risk.

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

Foreign Exchange Risk.

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. If the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. In the last five years, the exchange rate between the Renminbi and U.S. dollars has varied by less than one-tenth of one percent. However, since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on June 15, 2006 the Renminbi was revalued against the U.S. dollar to approximately RMB7.9990 to the U.S. dollar. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2006 which was used in preparing our audited financial statements as of and for the year ended December 31, 2006, our net asset value, as presented in U.S. dollars, would have been reduced by US$1.0 and US$4.6 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$1.0 and US$5.1 million, respectively.

We have experienced de minimis foreign exchange gains or losses to date, but recognized foreign currency translation adjustments of approximately US$3.2 million in 2006.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We received net proceeds of approximately US$43.6 million from our initial public offering in November 2005, where we offered 6,000,000 American Depositary Shares, or ADSs, and certain of our shareholders offered an additional 3,000,000 ADSs. Each ADS represents six ordinary shares. As of March 31, 2007, we have used approximately US$11.5 million for capital expenditure including acquiring additional engineering tools, software and other intangible assets, and leasing a piece of land from the Zhuhai Bureau of Land Resources to set up our new corporate headquarters. We anticipate groundbreaking in second half of 2007.

ITEM 15.	CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and terms.

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2006.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of the end of 2006, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2006 is effective. Further, Protiviti Independent Risk Consulting, an independent consultant engaged by our audit committee, also reported that it has not identified any significant deficiency in our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting. During 2006, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2005, and 2006.

	For the year ended December 31,
	2005		2006
	(thousands)
Audit Fees	US$	250	US$	664
Audit Related Fees		650		225
Tax Fees		2		2
All Other Fees		Nil		Nil

Total	US$	902	US$	891

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by Deloitte Touche Tohmatsu in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes comfort letters, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees. Audit related fees consist of fees billed for the professional services rendered in connection with our registered offering and private placement for the fiscal years ended December 31, 2006.

Tax Fees. This category consists of professional services rendered by the Deloitte Touche Tohmatsu for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2005 and 2006, respectively.

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

Exhibit 8.1	List of Subsidiaries.

Exhibit 12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13	Certification by the Chief Executive Officer and Chief Financial Officer required by 18 U.S.C.ss.1350.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/S/ HSIANG-WEI (DAVID) LEE
Name:	Hsiang-Wei (David) Lee
Title:	Chief Financial Officer

Date: April 24, 2007

ACTIONS SEMICONDUCTOR CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years ended December 31, 2004, 2005 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years ended December 31, 2004, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Hong Kong

March 9, 2007

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$108,896	$137,778
Time deposits	23,172	45,713
Restricted cash	2,478	—
Marketable securities	—	20,531
Accounts receivable	8,025	5,859
Notes receivable	1,722	2,154
Inventories	7,023	6,280
Prepaid expenses and other current assets	1,973	6,413
Amount due from an affiliate	—	133
Deferred tax assets	528	662
Income tax recoverable	11	—

Total current assets	153,828	225,523
Investment in an affiliate	500	1,469
Rental deposits	11	52
Property, plant and equipment, net	2,360	6,749
Acquired intangible assets, net	1,889	3,787
Deposit paid for acquisition of property, plant and equipment	—	91

TOTAL ASSETS	$158,588	$237,671

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,086	$15,715
Accrued expenses and other current liabilities	11,776	9,490
Amounts due to shareholders	—	10
Other liabilities	71	692
Short-term bank loan	2,374	—
Income tax payable	—	2,258

Total current liabilities	27,307	28,165
Other liabilities	124	—

Total liabilities	27,431	28,165

Minority interest	582	486

Commitments and contingencies (Note 14)
Shareholders’ equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 516,000,000 shares issued and outstanding	$1	$1
Additional paid-in capital	49,629	50,341
Accumulated other comprehensive income	1,224	4,396
Retained earnings	79,721	154,282

Total shareholders’ equity	130,575	209,020

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$158,588	$237,671

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2004	2005	2006
Revenues:
System-on-a-chip products	$55,236	$149,369	$170,129
Semiconductor product testing services	2,021	253	99

Total net revenues	57,257	149,622	170,228

Cost of revenues:
System-on-a-chip products	(25,565)	(60,518)	(75,853)
Semiconductor product testing services	(1,575)	(68)	(58)

Total cost of revenues	(27,140)	(60,586)	(75,911)

Gross profit	30,117	89,036	94,317

Other income	128	1,122	1,634

Operating expenses:
Research and development	(2,400)	(7,825)	(9,773)
General and administrative	(769)	(8,968)	(8,663)
Selling and marketing	(594)	(1,375)	(1,626)

Total operating expenses	(3,763)	(18,168)	(20,062)

Income from operations	26,482	71,990	75,889
Interest income	28	1,148	4,876
Interest expense	—	(77)	(160)

Income before income taxes, equity in net loss of an affiliate and minority interest	26,510	73,061	80,605
Income taxes/ benefit	(25)	526	(5,984)
Equity in net loss of an affiliate	—	—	(156)
Minority interests	—	18	96

Net income	$26,485	$73,605	74,561

Net income per share: Basic and diluted	$0.055	$0.152	$0.144

Dividend declared per share	$—	$0.041	$—

Weighted-average shares used in computation:
Basic and diluted	480,000,000	483,000,000	516,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated (deficit) retained earnings	Total	Comprehensive income
	Number	Amount
Balance at January 1, 2004	480,000,000	$—	$4,264	$—	$(369)	$3,895
Capital contribution	—	—	736	—	—	736	—
Foreign currency translation adjustments	—	—	—	1	—	1	1
Net income	—	—	—	—	26,485	26,485	26,485

Balance at December 31, 2004	480,000,000	—	5,000	1	26,116	31,117	$26,486

Issue of shares upon the initial public offering, net of offering expenses	36,000,000	1	44,629	—	—	44,630	—
Dividend	—	—	—	—	(20,000)	(20,000)	—
Foreign currency translation adjustments	—	—	—	1,223	—	1,223	1,223
Net income	—	—	—	—	73,605	73,605	73,605

Balance at December 31, 2005	516,000,000	1	49,629	1,224	79,721	$130,575	$74,828

Reversal of overprovision of capitalized offering expenses	—	—	712	—	—	712	—
Foreign currency translation adjustments	—	—	—	3,172	—	3,172	3,172
Net income	—	—	—	—	74,561	74,561	74,561

Balance at December 31, 2006	516,000,000	$1	$50,341	$4,396	$154,282	$209,020	$77,733

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2004	2005	2006
Operating activities:
Net income	$26,485	$73,605	$74,561
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	224	459	991
Amortization of acquired intangible assets	11	239	990
Utilization of advance subsidy from local authorities of Zhuhai, the People’s Republic of China (the “PRC”)	—	(77)	(35)
(Gain) loss on disposal of property, plant and equipment	—	(52)	65
Minority interests	—	(18)	(96)
Deferred tax	—	(521)	(134)
Equity in net loss of an affiliate	—	—	156
Fair value change in marketable securities	—	—	(29)
Changes in operating assets and liabilities:
Accounts receivable	(3,519)	(4,496)	2,234
Notes receivable	(1,825)	103	(420)
Inventories	(3,949)	(2,005)	911
Prepaid expenses and other current assets	(664)	(632)	(4,030)
Amount due from an affiliate	—	—	(133)
Income tax recoverable	—	(11)	11
Accounts payable	9,295	3,243	2,184
Accrued expenses and other current liabilities	3,611	7,328	(2,698)
Income tax payable	25	(25)	2,258

Net cash provided by operating activities	29,694	77,140	76,786

Investing activities:
Investment in an affiliate	—	(500)	(1,125)
Capital contribution from a minority shareholder	—	600	—
Rental deposit paid	(8)	—	(41)
Proceeds from disposal of property, plant and equipment	—	109	79
Increase in marketable securities	—	—	(20,502)
Purchase of property, plant and equipment	(989)	(1,429)	(5,793)
Purchase of intangible assets	—	(1,697)	(1,910)
Decrease (increase) in restricted cash	—	(2,478)	2,563
Increase in time deposits	—	(23,172)	(21,471)

Cash used in investing activities	(997)	(28,567)	(48,200)

Financing activities:
Capital contribution	732	—	—
Proceeds from short-term bank loans	—	2,374	5,291
Repayment of short-term bank loans	—	—	(7,665)
Advance subsidy from local authorities of Zhuhai, the PRC	145	124	447
Issue of shares	—	44,630	—
Amounts due to shareholders	—	—	77,377
Repayment of amounts due to shareholders	—	—	(77,367)
Dividend paid	—	(20,000)	—

Cash provided by (used in) financing activities	877	27,128	(1,917)

Effect of exchange rate changes on cash	1	1,182	2,213

Net increase in cash and cash equivalents	29,575	76,883	28,882
Cash and cash equivalents at the beginning of the year	2,438	32,013	108,896

Cash and cash equivalents at the end of the year	$32,013	$108,896	137,778

Supplemental cash flow information:
Cash paid during the period for:
Interest	$—	$(77)	$(160)

Income taxes	$—	$(31)	$(3,849)

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

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

At December 31, 2006, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Actions Semiconductor Co., Ltd. (“Actions Semiconductor Mauritius”)	Republic of Mauritius (“Mauritius”) November 16, 2001	100%	Investment holding
Actions Semiconductor Co., Ltd. (“Actions Semiconductor Zhuhai”)	The People’s Republic of China (the “PRC”) November 17, 2001	100%	Design and manufacture of system-on-a-chip products
Actions Technology (HK) Company Limited (“Actions Hong Kong”)	Hong Kong January 13, 1999	100%	Trading of system-on-a-chip products
Actions Microelectronics Co., Ltd.	The British Virgin Islands (“The BVI”) October 17, 2005	80%	Investment holding
Artek Microelectrics Co., Ltd. (“Artek Microelectrics BVI”)	The BVI December 28, 2005	100%	Investment holding
Beijing Actions North Microelectronics Co., Ltd.	PRC December 13, 2005	80%	Research and development
Artek Microelectronics (HK) Co., Limited	Hong Kong January 16, 2006	100%	Trading of system-on-a-chip products
Actions Capital Investment Inc.	The BVI February 10, 2006	100%	Inactive
Artek Microelectronics Co., Ltd. (“Artek Microelectronics Shenzhen”)	PRC March 14, 2006	100%	Design and manufacture of system-on-a-chip products
Actions Investment Consulting (Shanghai) Co., Ltd. (“Actions Investment Consulting”)	PRC November 6, 2006	100%	Inactive

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Actions Semiconductor Cayman Islands and its subsidiaries (the “Group”) are principally engaged in the design and development of System-on-a-chip (“SoC”) products and total solutions for the development and manufacture of personal media players and the provision of testing solutions. The Group’s total solutions include SoCs, solution development kits and detailed specifications of other required components and the providers of those components. The Group’s total solutions enable its customers to quickly introduce new personal media players, including MP3 players, which are portable audio players that play music files that have been compressed to a fraction of their size using any one of a number of audio compression technologies.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the consolidated financial statements and accompanying notes. The significant accounting estimates, which have had an impact on the Group’s consolidated financial statements, include allowance for doubtful accounts, allowance for obsolete inventories, income tax valuation allowance, provision for litigation claims, useful lives of property, plant and equipment and valuation of marketable securities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Time deposits

Time deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

Marketable securities

Marketable securities are highly liquid investments which have maturities of one year or less when purchased. Marketable securities are measured at fair value at each balance sheet date. Changes in fair value are recognized in income statements.

Notes receivable

Notes receivable represent bank and commercial acceptance drafts that are arranged by the customers, through their financial institutions in order to settle their accounts payable to the Group. Such notes receivable are non-interest bearing and due within the arranged credit terms, which are typically 180 days or less.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and development costs

Research and development costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Write down of potentially obsolete or slow-moving inventories is recorded based on management’s assumptions about future demand and market conditions.

Property, plant and equipment, net

Property, plant and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Land and buildings	20 years
Leasehold improvements	Shorter of the lease terms or 3 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Plant and machinery	3 to 5 years

Acquired intangible assets, net

Acquired intangible assets, net consist of purchased software and technology licenses, have definite lives and are capitalized and amortized on a straight-line basis over their expected useful economic lives, which ranges between two to five years.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC government in Zhuhai by Actions Semiconductor Zhuhai. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been met. Cash subsidies recognized as income were $115, $391 and $280 for the years ended December 31, 2004, 2005 and 2006, respectively.

Advance subsidies received from the government have been recorded in other liabilities. A certain portion of such advance subsidies are repayable and another portion will be recognized as other income when and if Actions Semiconductor Zhuhai incurs interest expense on bank borrowings (see note 11 for additional details).

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards, and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Advertising costs

Advertising costs are expensed as incurred and are included in selling and marketing expenses, and general and administrative expenses. Total advertising expenses were approximately $12, $94 and $183 for the years ended December 31, 2004, 2005 and 2006 respectively.

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

Exchange differences are recorded in the consolidated statement of operation. The financial statements of all subsidiaries with functional currencies other than the U.S. dollars, the reporting currency, are translated into U.S. dollars. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, time deposits, restricted cash, marketable securities, accounts receivable, notes receivable, amount due from an affiliate, accounts payable, accrued expenses and other current liabilities, amount due to shareholders, other liabilities and short-term bank loan. The

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

carrying values of cash and cash equivalents, time deposits, restricted cash, marketable securities, accounts receivable, notes receivable, amount due from an affiliate, accounts payable, accrued expenses and other current liabilities, amounts due to shareholders and short-term bank loan approximate their fair values due to their short-term maturities. Please refer to note 11 for the estimated fair value of other liabilities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, marketable securities, accounts receivable and notes receivable. The Group places its cash and cash equivalents, time deposits, and restricted cash with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group’s credit evaluation, combined with the Group’s success in collecting approximately 100% of its outstanding account receivables and notes receivables, no allowance for doubtful accounts was recorded at December 31, 2004, 2005 and 2006.

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. No diluted net income per ordinary share is presented since there is no additional dilution from stock issuable.

Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R was effective for our fiscal year beginning January 1, 2006. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

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

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes And Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement supercedes APB Opinion No. 20, “Accounting changes” and SFAS No. 3, “Reporting Accounting changes in Interim Financial

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”, or SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Group’s financial position or results of operations.

In September 2006 the FASB issued FASB Statement No. 157, (“SFAS 157”), “Fair Value Measurement.” SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the U. S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Group’s consolidated financial position, results of operations or cash flows.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	RESTRICTED CASH

At December 31, 2005, the Group placed $2,478 on deposit with a bank in connection with a short-term bank loan granted to the Group which was subsequently repaid (see note 10 for additional details). As of December 31, 2006, the Group did not have any such requirements.

4.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2005	2006
Raw materials	$2,208	$2,209
Work in progress	1,366	624
Finished goods	3,449	3,447

	$7,023	$6,280

Slow moving inventories amounted to $23, $46 and $41 were written down for the year ended December 31, 2004, 2005 and 2006, respectively due to slow-moving.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	At December 31,
	2005	2006
Prepaid expenses	$502	$274
Value added tax refundable	966	5,147
Others	505	992

	$1,973	$6,413

6.	INVESTMENT IN AN AFFILIATE

As of December 31, 2005, the Company held 8% of equity interest in Hi-Trend Investment Holding Co., Ltd (“Hi Trend”) for $500.

In March 2006, the Company acquired an additional 10% of equity interest in Hi-Trend for cash of $1,125. The Company exercises significant influence but not control over Hi-Trend and the investment in Hi-Trend is accounted for under the equity method of accounting. The equity in net loss of an affiliate amounted to approximately $156 for year ended December 31, 2006. In addition, in May 2006 the Company entered into an agreement with a subsidiary of Hi-Trend pursuant to which it will license the Company’s Energy metering SoC technology in exchange for a royalty fee.

Hi-Trend is a private company which is an integrated circuit design company that designs integrated circuit drivers for organic light emitting diode displays incorporated in portable electronic devices.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2005	2006
Land and buildings	$39	$1,504
Leasehold improvements	149	39
Furniture, fixtures and equipment	582	1,592
Motor vehicles	123	176
Plant and machinery	2,290	5,107

Total	$3,183	8,418
Less: Accumulated depreciation and amortization	(823)	(1,669)

Property, plant and equipment, net	$2,360	$6,749

The Group has recorded depreciation and amortization expenses of $224, $459 and $991 for the years ended December 31, 2004, 2005 and 2006, respectively.

8.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	At December 31,
	2005	2006
Cost:
Purchased software	$1,095	$3,513
Technology licenses	1,051	1,537

	2,146	5,050

Accumulated amortization:
Purchased software	(90)	(845)
Technology licenses	(167)	(418)

	(257)	(1,263)

Acquired intangible assets, net	$1,889	$3,787

The intangible assets of the Group mainly consist of purchased software which is used to support the administration of the business and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $11, $239 and $990 for the years ended December 31, 2004, 2005 and 2006, respectively. Intangible asset amortization expense is estimated to be $1,626, $1,483, $677, $1 and nil for the 2007, 2008, 2009, 2010 and 2011 fiscal years, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2005	2006
Accrued wages and bonuses	$5,233	$5,148
Accrued legal and professional fees	4,817	1,378
Payables for acquisition of intangible assets	416	880
Royalty fees payable	32	870
Others	1,278	1,214

	$11,776	$9,490

10.	SHORT-TERM BANK LOAN

The bank loan at December 31, 2005 which was unsecured and bearing interest at 4.7% per annum was fully repaid in 2006. There are no bank loans outstanding as of December 31, 2006.

11.	OTHER LIABILITIES

The local authorities in Zhuhai, the PRC, operate certain government subsidy programs which are intended to encourage companies to invest in the high technology industry in Zhuhai.

In 2005, $77 of the advance granted in 2004 was utilized to cover interest expense on a short-term bank loan and has been recorded as other income in the consolidated statements of operations. The unutilized amount of $71 was repayable in December 2006 and thus it was classified under current liabilities as of December 31, 2005. In addition, Actions Semiconductor Zhuhai was further granted an advance of $124 during the year ended December 31, 2005 of which any unutilized amount is repayable in year 2007. This interest free advance is also intended to subsidize Actions Semiconductor Zhuhai to cover interest expense on bank borrowings.

For the year ended December 31, 2006, $33 out of $71 of the advance granted in 2004 was utilized to cover interest expense on a short-term bank loan and has been recorded as other income in the consolidated statements of operations. The unutilized amount of $38 was repaid in January 2007 and thus classified under current liabilities as of December 31, 2006. In addition, Actions Semiconductor Zhuhai was further granted a cash advance of $530 during the year ended December 31, 2006. This interest free cash advance is intended to subsidize Actions Semiconductor Zhuhai’s research and development costs and will be recognized as reduction of its costs when all the conditions for their receipt have been met.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai based on market interest rates was approximately $181 and $667 at December 31, 2005 and 2006.

12.	INCOME TAXES

The Company is a tax exempted company incorporated in Cayman Islands and is not subject to taxation under the current Cayman Islands law.

Under the current Mauritius law, Actions Semiconductor Mauritius’ income is subject to taxation; however, to date the entity has not had any taxable profits. Actions Microelectronics Co., Ltd and Artek Microelectronics

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BVI have been loss making since their incorporation while Actions Capital Investment Inc. and Actions Investment Consulting have been inactive since their incorporation.

Companies such as Actions Semiconductor Zhuhai are generally subject to a 30% foreign enterprise income tax (“FEIT”), and a 3% local income tax. However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone (“Zhuhai Economic Zone”) of China as a foreign investment enterprise and principally conducts its business operations in this Zhuhai Economic Zone. Therefore, it is subject to a reduced FEIT rate of 15%. In addition, Actions Semiconductor Zhuhai is a production oriented enterprise and exempted from FEIT for its first two years of profitable operations after offsetting prior years’ tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. Actions Semiconductor Zhuhai is exempted from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People’s Government of Guangdong Province issued in 1992.

As a result of such preferential tax treatments, Actions Semiconductor Zhuhai was exempted from FEIT in the years ended December 31, 2004 and 2005, which were the first and second year Actions Semiconductor Zhuhai achieved profitable operations after offsetting prior years’ tax losses. Thereafter, Actions Semiconductor Zhuhai expects to benefit from a 50% reduction of FEIT rate, which will be 7.5%, during each of three years ending December 31, 2006, 2007 and 2008. Under the newly promulgated enterprise income tax law which will become effective from January 1, 2008, the preferential tax treatments for the Zhuhai Economic Zone may be removed. However, there would be no effect on the Company’s financial statements for the year ended December 31, 2006.

Artek Microelectronics Shenzhen was established in PRC in March 2006, and is generally subject to a 30% foreign enterprise income tax (“FEIT”), and a 3% local income tax. However, Artek Microelectronics Shenzhen was established in the Shenzhen Special Economic Zone (“Shenzhen Economic Zone”) of China as a foreign investment enterprise and principally conducts its business operations in this Shenzhen Economic Zone. Therefore, it is subject to the reduced FEIT rate of 15% and is exempted from FEIT for its first two years of profitable operations after offsetting prior years’ tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. In addition, Artek Microelectronics Shenzhen is exempted from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People’s Government of Guangdong Province issued in 1992. Artek Microelectronics Shenzhen was loss making position for the year ended December 31, 2006 and, as such, the preferential tax treatments have not yet commenced. Under the newly promulgated enterprise income tax law which will become effective from January 1, 2008, the preferential tax treatments for the Shenzhen Economic Zone may be removed. However, there would be no effect on the Company’s financial statements for the year ended December 31, 2006.

Actions Technology (HK) Company Limited and Artek Microelectronics (HK) Co., Limited are subject to Hong Kong Profits Tax at a rate of 17.5%.

Beijing Actions North Microelectronics Co., Ltd. was loss making and had no assessable profit for year ending December 31, 2006. It is currently applying for a tax holiday in the PRC.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The current and deferred components of the income tax expense (credit) appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2004	2005	2006
Current tax	$25	$(5)	$6,118
Deferred tax	—	(521)	(134)

	$25	$(526)	$5,984

The Group’s deferred tax assets as at December 31, 2005 and 2006 are attributable to the following:

	At December 31,
	2005	2006
Expenditures deductible for tax purpose in future years
- accrued legal and professional fees	171	39
- accrued bonus	335	383
- other	18	43
Allowance	43	—
Tax losses	—	466
Depreciation and amortization	5	8

	572	939
Valuation allowance	(44)	(277)

	528	662

A valuation allowance has been provided for Actions Hong Kong since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income in Actions Hong Kong. As management does not believe that it is more likely than not that all of the deferred tax asset attributable to Actions Hong Kong will be realized, a full valuation allowance of $44 and $277 has been established at December 31, 2005 and December 31, 2006, respectively in respect of the related deferred tax asset of this subsidiary.

At December 31, 2006, the Group had net operating loss carryforwards of $2,307. As of December 31, 2006, the Company’s PRC subsidiary had tax losses of approximately $726 that will expire five years from the respective financial years incurring the losses. Other losses may be carried forward indefinitely.

The Group did not have any deferred tax liabilities as of December 31, 2005 and 2006.

The additional tax that would have been payable without the tax exemption and preferential income tax rate amounts to approximately $3,924, $12,165 and $6,206 for the years ended December 31, 2004, 2005 and 2006, respectively, representing a decrease in the basic earnings per share of $0.008, $0.025 and $0.012 for the years ended December 31, 2004, 2005 and 2006, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 15% to income before income taxes, equity in net loss of an affiliate and minority interest, and actual provision for income taxes is as follows:

	Year ended December 31,
	2004	2005	2006
Tax provision at PRC enterprise income tax rate of 15%	$3,977	$10,959	$12,091
Expenses not deductible for tax purpose	3	745	477
Income not taxable for tax purposes	(2)	(77)	(519)
Deferred tax assets not recognized	(37)	44	233
Effect of tax exemption and preferential income tax rate granted to a PRC subsidiary	(3,924)	(12,165)	(6,206)
Effect of the different income tax rate in other jurisdiction	—	(3)	(111)
Overprovision of taxation	—	(10)	—
Others	8	(19)	19

Income tax expense (credit)	$25	$(526)	$5,984

13.	SEGMENT AND GEOGRAPHIC INFORMATION

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

	Year ended December 31,
	2004	2005	2006
Revenue:
MP3 SoC for portable media players	$54,069	$146,619	$168,907
Energy metering SoC	308	1,865	1,222
TxRx SoC for remote control toy cars	859	885	—
Testing solutions	2,021	253	99

	$57,257	$149,622	170,228

Gross profit:
MP3 SoC for portable media players	$29,263	$87,779	$93,694
Energy metering SoC	195	1,043	582
TxRx SoC for remote control toy cars	213	29	—
Testing solutions	446	185	41

	$30,117	$89,036	$94,317

Geographic information

The Group operates in China/Hong Kong and all of the Group’s long-lived assets are located in China/Hong Kong and substantially all of our sales are made in China/Hong Kong.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2004, 2005 and 2006 was $161, $124 and $362, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2006 were $500 of which $363, $116 and $21 are payable in the years ending December 31, 2007, 2008 and 2009, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2006 was $126.

(c)	Royalty fee commitments

The Group has entered into royalty agreements for the use of certain technology knowhow (“Technology Knowhow”) used in the Group’s products. According to the agreements, the Group will pay a fixed amount of royalty for each of the Group’s products sold which make use of the Technology Knowhow, where a minimum quarterly royalty fee commitment of $500 is required for one of the royalty agreements which can be terminated by giving six months notice to the owner of the Technology Knowhow. The Group’s royalty expense for the years ended December 31, 2004, 2005 and 2006 amounted to $6,114, $8,228 and $4,104, respectively.

In March 2005, the Group entered into a royalty agreement (“Agreement”) for the use of Technology Knowhow for a period of three years, effective from March 2005 (“Effective date”), and will automatically be renewed for additional one year unless notice of non-renewal is delivered at least sixty days prior to the end of third year. Pursuant to the Agreement, the Group will pay a fixed amount of royalty fee for each of the Group’s products sold which makes use of the Technology Knowhow and there is a minimum royalty fee commitment of $390 during the first twelve months from the Effective date and a quarterly royalty fee of $97 thereafter for a period of three years. Alternatively, the Agreement also allows the Group to pay an amount of $1,300 for an unlimited use of the Technology Knowhow starting from twelve months from the Effective date.

In September 2006, the Group terminate the March 2005 Agreement and entered into a new royalty agreement (“New Agreement”) which replaces the previous Agreement signed in March 2005. The new royalty agreement is for the use of Technology Knowhow for a period of three years, effective from June 6, 2006 (“New Effective date”), and will automatically be renewed for additional one year unless notice of non-renewal is delivered at least sixty days prior to the end of third year. Pursuant to the New Agreement, the Group will pay a fixed amount of royalty fee for unlimited use of the Technology Knowhow and there is a minimum royalty fee commitment of $280 during the first twelve months from the New Effective date.

(d)	Contingencies

(i)	On January 4, 2005, one of the Group’s main competitors, SigmaTel Inc. (“SigmaTel”), filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against the Group alleging infringement of certain of SigmaTel’s U.S. patents in the design of the Group’s SoCs for MP3 players, including patent number 6,633,187 and 6,366,522.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequently, SigmaTel filed a complaint with the U.S. International Trade Commission (“ITC”), which together with a later amendment, alleged that the Group had infringed certain SigmaTel’s U.S. patents. SigmaTel’s complaints request that the ITC issue a permanent exclusion order that will prohibit the importation into the United States of the Group’s SoCs and MP3 players that contain the Group’s SoCs that are found to infringe SigmaTel’s U.S. patents. The Group has retained outside counsel and is vigorously participating in the defence against these allegations set forth in these proceedings. On March 20, 2006, an initial determination from ITC (“Initial Determination”) has found that the Group infringed two of SigmaTel’s U.S. patents. The ruling includes a recommendation that the ITC issue an order barring any MP3 players which utilize the Group’s products that contain two gigabytes or less in flash memory from being imported into the United States. On June 19, 2006, the ITC modified a key claim construction under patent number 6,366,522 and requested the administrative law judge to reconsider some of his rulings in light of the modified claim construction. The ITC, however, declined to review the administrative law judge’s rulings with respect to patent number 6,633,187, as the ITC believes the disputed issues are outside of its scope of review. On September 15, 2006, the ITC announced its final determination that certain of the Group’s SoCs had infringed the 6,633,187 patent and certain of the Group’s SoCs, utilizing a prior version of firmware, had infringed the 6,366,522 patent. The ITC’s final determination subject to further discretionary review by the President of the United States and will be subject to appeal at the United States Circuit Court for the Federal Circuit. During the presidential review period, which ended on November 14, 2006, the Group’s SoCs that are alleged to infringe and are sold into the United States will be subject to a bond of US$0.29 per SoC. Subsequently, SigmaTel’s district court complaint for patent infringement alleging that the Group has infringed the 6,366,522 patent and 6,633,187 patent has been dismissed. Pursuant to a stipulation jointly filed by SigmaTel and Actions on January 3, 2007, the U.S. District Court Western District of Texas, Austin Division, has dismissed all further civil proceedings before it with respect to SigmaTel’s suit for patent infringement.

On January 4, 2007 the Group filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit (the “CAFC”) to review the September 15, 2006 decision of the United States International Trade Commission in the Matter of Audio Processing Circuits, and Products Containing Same, Investigation no. 337-TA-538. No provision has been made in the consolidated financial statements because the Group, after seeking advice from outside counsel, believes that i) an adverse order would not give rise to collateral estoppel precluding Actions from contesting patent infringement liability before the U.S. District Court; ii) an adverse final order does not obligate the Group to pay any amount of patent infringement damages to SigmaTel, either now or in a later U.S. District Court actions and iii) there is no reliable basis for estimating the Group’s potential liability for patent infringement damages and finally, the Group will continue to vigorously defend itself against these claims.

(ii)	Two of the Group’s former advisors have filed a compliant in the U.S. District Court for the Southern District of California against the Group on August 17, 2006, seeking compensatory damages for services rendered. The Group has filed a motion to dismiss the complaint on the grounds that it is not subject to personal jurisdiction in California and that the Peoples’ Republic of China would be the more appropriate forum for this litigation. That motion is currently scheduled to be heard on May 7, 2007. No provision has been made in the consolidated financial statements because the Group is in the process of assessing the claim at this preliminary stage and has no reliable basis to reasonably estimate the Group’s potential liability, if any. The Group plans to vigorously defend itself against these claims.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii)	One of the Group’s former employees has filed a compliant in the PRC district court of Zhuhai against the Group seeking compensatory damages for services rendered. On September 15, 2006, the PRC district court of Zhuhai has determined that the Group will need to pay the compensatory damages of approximately $780. On October 9, 2006, the Group has appealled to the PRC district court of Zhuhai within the allowed appeal period. On December 19, 2006, the PRC district court of Zhuhai has commenced the case. The Group has retained outside counsel in the PRC and is vigorously defending itself against these claims. No provision has been made in the consolidated financial statements because the Group, after seeking advice from outside counsel, the Group believes that the plaintiff does not have enough evidence and reasonable basis on the claim. The Group will continue to vigorously defend itself against these claims.

The Group is currently party to various legal proceedings, including the patent infringement case noted above. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Group’s financial position, litigation is subject to inherent uncertainties. If an unfavourable ruling were to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs.

15.	CUSTOMERS AND SUPPLIERS

The majority of the Group’s products are currently supplied by four companies in the PRC. These suppliers provide foundry services, testing and packaging services to the Group. The Group does not have long-term agreements with any of its suppliers. A manufacturing disruption experienced by one or more of the Group’s four key suppliers would impact the production of the Group’s products for a substantial period of time, which could have a material adverse effect on its business, financial condition and results of operations.

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2004	2005	2006
Customer A	20%	12%	10%
Customer B	20%	13%	11%
Customer C	18%	17%	12%
Customer D	13%	26%	24%
Customer E	11%	—	—

	82%	68%	57%

		Accounts receivable
		At December 31,
		2005	2006
Customer A		10%	17%
Customer B		—	17%
Customer C		15%	—
Customer D		22%	33%
Customer F		27%	—

		74%	67%

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution plan. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The total provisions for these employee benefits were $128, $208 and $528 for the years ended December 31, 2004, 2005 and 2006, respectively.

17.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Group received capital contributions of $736 from its shareholder.

During the years ended December 31, 2005 and 2006, the Group received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders of the Company amounting to $600 and $540, respectively.

Mr. Hsiang-Wei Lee, the Chief Financial Officer of the Company, was a shareholder and director of a customer of the Company, Digital Vision Incorporation Limited (“DVI”). As of December 31, 2005, Mr. Hsiang-Wei Lee has disposed of all his equity interests in DVI, which were acquired before becoming the Company’s Chief Financial Officer and resigned as director of DVI. As of December 31, 2005, accounts receivable includes a balance due from DVI of $2,192. For the year ended December 31, 2005, the Company recognized net sales of $3,372 to DVI.

During the year ended December, 31, 2006, the Group recognized income of $499 and $736 for licensing its technology in the energy metering SoCs and granting of rights to use its proprietary technology in SoCs for remote control toy cars indefinitely to an affiliate, Hi Trend, respectively. Further, during the year ended December 31, 2006, the Group made sales to Hi Trend amounting to $335.

During the year ended December 31, 2006, the Group received agency services from Namyoung Corporation for introducing customers and paid commission fee to Namyoung Corporation amounting $128. Mr. Kang, Byung-Jin (Peter), director and chairman of the board of the Company, is also a president of Namyoung Corporation.

As of December 31, 2006, the amount due from an affiliate and amounts due to shareholders are unsecured, non-interest bearing, and repayable on demand.

18.	MAINLAND CHINA PROFIT APPROPRIATION

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2005 and 2006, the balance of Actions Semiconductor Zhuhai’s reserve amounted to $3,914 and $5,170, respectively.