Form 20-F
period 2007-12-31
Actions Semiconductor Co., Ltd.
filed 2008-04-22
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

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

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		4

FORWARD-LOOKING STATEMENTS		4

PART I		5

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		5

ITEM 3. KEY INFORMATION		5

A.	Selected Financial Data	5
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7

ITEM 4. INFORMATION ON THE COMPANY		21

A.	History and Development of the Company	21
B.	Business Overview	22
C.	Organizational Structure	31
D.	Property, Plant and Equipment	32

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		32

A.	Operating Results	32
B.	Liquidity and Capital Resources	38
C.	Research and Development, Patents and Licenses, etc.	42
D.	Trend Information	43
E.	Off-balance Sheet Arrangements	44
F.	Tabular Disclosure of Contractual Obligations	45

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		45

A.	Directors and Senior Management	45
B.	Compensation	46
C.	Board Practices	48
D.	Employees	48
E.	Share ownership	48

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		48

A.	Major Shareholders	48
B.	Related Party Transactions	49
C.	Interests of Experts and Counsel	50

ITEM 8. FINANCIAL INFORMATION		51

A.	Consolidated Statements and Other Financial Information	51
B.	Significant Changes	52

ITEM 9. THE OFFER AND LISTING		52

A.	Offer and Listing Details	52
B.	Plan of Distribution	52
C.	Markets	52
D.	Selling Shareholders	52
E.	Dilution	52
F.	Expense of the Issue	52

ITEM 10. ADDITIONAL INFORMATION		53

A.	Share Capital	53
B.	Memorandum and Articles of Association	53
C.	Material Contracts	61
D.	Exchange Controls	61
E.	Taxation	61
F.	Dividends and paying agents	65
G.	Statement by experts	65
H.	Documents on display	65
I.	Subsidiary Information	65

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		65

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		65

PART II		66

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		66

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		66

ITEM 15. CONTROLS AND PROCEDURES		66

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		68

ITEM 16B. CODE OF ETHICS		68

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		68

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		68

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.		68

PART III		69

ITEM 17. FINANCIAL STATEMENTS		69

ITEM 18. FINANCIAL STATEMENTS		69

ITEM 19. EXHIBITS		69

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

Solely for the convenience of the reader, certain Renminbi amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York at each specified date. As of December 31, 2007 and April 21, 2008, the noon buying rate for one U.S. dollar was RMB 7.2946 and RMB 6.9996, respectively. The table below indicated the highest and lowest exchange rates from Renminbi to U.S. dollars for the each period. We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or Renminbi, as the case may be, at any particular rate.

Per U.S. dollar	High	Low
2005	RMB 8.0702	RMB 8.2765
2006	7.8041	8.0702
2007	7.2946	7.8127
First Quarter	7.7232	7.8127
Second Quarter	7.6120	7.7345
Third Quarter	7.4928	7.6181
Fourth Quarter	7.2946	7.5158
October	7.4682	7.5158
November	7.3800	7.4582
December	7.2946	7.4120
2008
First Quarter	7.0105	7.2946
January	7.1818	7.2946
February	7.1100	7.1973
March	7.0105	7.1110
April (through April 21, 2008)	6.9840	7.0185

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except number of shares data. Our principal operations in Zhuhai, China were established in December 2001 and we commenced commercial sales of our System-on-a-Chip products (“SoCs”) in the fourth quarter of 2002.

INCOME STATEMENT

	For the year ended December 31,
	2003		2004		2005		2006		2007
	(thousands, except per share and share data)
Revenues:
System-on-a-chip products	US$	4,319	US$	55,236	US$	149,369	US$	170,129	US$	116,320
Semiconductor product testing services		1,242		2,021		253		99		308
Total net revenues		5,561		57,257		149,622		170,228		116,628
Cost of revenues:
System-on-a-chip products		(2,868)		(25,565)		(60,518)		(75,853)		(56,687)
Semiconductor product testing services		(793)		(1,575)		(68)		(58)		(231)
Total cost of revenues		(3,661)		(27,140)		(60,586)		(75,911)		(56,918)
Gross profit		1,900		30,117		89,036		94,317		59,710
Other operating income		118		128		1,122		1,634		392
Operating expenses:
Research and development		(1,139)		(2,400)		(7,825)		(9,773)		(12,381)
General and administrative		(331)		(769)		(8,968)		(8,663)		(10,485)
Selling and marketing		(417)		(594)		(1,375)		(1,626)		(1,880)
Total operating expenses		(1,887)		(3,763)		(18,168)		(20,062)		(24,746)
Income (loss) from operations		131		26,482		71,990		75,889		35,356
Other income		—		—		—		—		11,570
Interest income		2		28		1,148		4,876		7,162
Interest expenses		—		—		(77)		(160)		(82)
Income (loss) before income taxes, equity in net loss of an affiliate and minority interest		133		26,510		73,061		80,605		54,006
Income taxes(expense) credit		—		(25)		526		(5,984)		(2,202)
Equity in net loss of an affiliate		—		—		—		(156)		179
Minority Interests		—		—		18		96		220
Net income (loss)	US$	133	US$	26,485	US$	73,605	US$	74,561	US$	52,203

	For the year ended December 31,
	2003		2004		2005		2006		2007
	(thousands, except per share and share data)
Net income per share:
Basic and diluted	US$	—	US$	0.055	US$	0.152	US$	0.144	US$	0.102
Net income per ADS:
Basic and diluted	US$	0.002	US$	0.331	US$	0.914	US$	0.867	US$	0.610
Dividend declared per share		—		—	US$	0.041		—		—
Weighted-average shares used in computation:
Basic and diluted		480,000,000		480,000,000		483,000,000		516,000,000		513,588,069

CASH FLOW

	For the year ended December 31,
	2003		2004		2005		2006		2007
	(thousands)
Cash provided by (used in):
Operating activities	US$	(381)	US$	29,694	US$	77,140	US$	76,774	US$	46,607
Investing activities		(355)		(997)		(28,567)		(48,188)		(111,147)
Financing activities		2,381		877		27,128		(1,917)		(4,202)

BALANCE SHEET
	At December 31,
	2003		2004		2005		2006		2007
	(thousands)
Cash and cash equivalents	US$	2,438	US$	32,013	US$	108,896	US$	137,778	US$	72,054
Time deposits		—		—		23,172		45,713		2,613
Restricted cash		—		—		2,478		—		1,782
Marketable securities		—		—		—		20,531		165,317
Accounts receivable, net		10		3,529		8,025		5,859		6,046
Notes receivable		—		1,825		1,722		2,154		372
Inventories		1,069		5,018		7,023		6,280		12,542
Prepaid expenses and other current assets		660		1,328		1,973		6,413		2,479
Amount due from an affiliate		—		—		—		133		—
Deferred tax assets		—		—		528		662		739
Income tax recoverable		—		—		11		—		—
Total current assets		4,177		43,713		153,828		225,523		263,944
Investment in an affiliate		—		—		500		1,469
Other investments		—		—		—		—		7,760
Rental deposits		16		24		11		52		79
Deposit paid for acquisition of property, plant and equipment		—		—		—		91		27
Property, plant and equipment, net		646		1,411		2,360		5,309		6,436
Land use right		—		—		—		1,440		1,509
Acquired intangible assets, net		25		14		1,889		3,787		5,849
Total assets	US$	4,864	US$	45,162	US$	158,588	US$	237,671	US$	285,604
Total current liabilities		969		13,900		27,307		28,165		24,921
Other liabilities		—		145		124		—		686
Total liabilities		969		14,045		27,431		28,165		25,607
Minority interests		—		—		582		486		204
Total shareholders’ equity		3,895		31,117		130,575		209,020		259,793
Total liabilities & shareholders’ equity		$4,864		$45,162		$158,588		$237,671		$285,604

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

Due to increased sales of our System-on-a-Chip, or SoCs, for portable media players, we have experienced significant revenue growth and have gained significant market share in a relatively short period of time. Specifically, our annual revenues for our SoC products increased from US$4.3 million in 2003 to US$55.2 million in 2004 and US$149.4 million in 2005. However, we do not expect similar revenue growth or market share gains in future periods. For example, revenues for our SoC products increased only by 13.9 % from US$ 149.4 million in 2005 to US$170.1 million in 2006, and then decreased by 31.6% to US$116.3 million in 2007. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

We derive almost all of our revenues from our SoCs for portable media players, and we cannot be sure that sales of these products will not decline further.

Our revenue growth in 2005 and 2006 has resulted from sales of our SoCs for portable media players. In 2007, the average selling price of our SoCs declined by approximately 28.8% compared to 2006. Our units shipped also decreased by 3.2% compared to last year. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that portable media players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, if market demand shifts rapidly toward portable, multifunctional electronic products such as mobile phones with add-on portable media player functionality and away from stand-alone portable media players, our sales of our SoCs for portable media players may decline. The migration and adoption of 3G mobile phone networks may also cause the embedding of portable media player functionality into mobile phones to grow in popularity as 3G technology allows audio, image and video files to be readily downloaded to mobile phones. We may not be able to compete with SoC providers that target mobile phone manufacturers by combining mobile phone and portable media player functionality into one SoC. We may not be able to timely develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

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

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

We are subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2007 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

As a result of the time it takes to begin commercial production and sales of a new product, and the fact that a significant portion of our operating expenses are relatively fixed or incurred in advance of anticipated sales, we may incur substantial expenses in developing new products before we earn associated revenues. For example, we incurred significant development expenses in late 2004 and early 2005 in connection with our ATJ 2097 series SoCs, while we were not able to introduce this product to the market until June 2005. Similarly, we incurred significant development expenses in 2005, 2006 and 2007 in connection with the development of our new Series 13 SoCs, and we were not able to rollout these products smoothly due to the complexity of integrating firmware on the complicated MIPS structure. In addition, as the markets for the end products that incorporate our products are rapidly evolving and subject to changing consumer preferences, the products we design may not be in demand by our customers at the time we complete our product development process. This could cause us to miss the sales targets we set for these products when we commence development activities and we may not be able to decrease our operating expenses in a timely manner to offset such short-fall in sales, which would adversely affect our results of operations.

We currently rely on one third-party contractor to manufacture almost all of our SoC products; any event that prevents this foundry from producing our products, or our failure to successfully manage our relationship with this foundry, could damage our relationships with our customers, decrease our sales, and limit our growth.

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company, or He Jian, manufactures almost all of our semiconductors. As a result, if He Jian were to experience any catastrophic or other event that caused it to be unable to conduct manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be able to manufacture our semiconductors with the same yield rate, as we currently have with He Jian. As a result, we depend significantly on maintaining a strong relationship with He Jian, and He Jian’s continued ability to manufacture our semiconductor products, to maintain our revenues and customer relationships.

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

In the year ended December 31, 2007, we have successfully completed the migration form 0.18 micron to 0.162 micron. We are currently further transitioning our SoCs for portable media players from 0.162 microns to 0.13 microns in order to make sure we continue to satisfy our customers’ demands and to maintain our competitiveness. This transition requires us to redesign some products and integrated circuit designs that we use in multiple products, and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller micron process geometry.

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

In 2005, 2006 and 2007, sales to our top five customers accounted for approximately 76%, 64% and 59% of our revenues, respectively. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that use our SoCs and solution development kits. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance.

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

The manufacturing yields for our new products tend to be lower initially and increase as the contract foundry achieves full production. For example, it took us nine months to increase the yield of our Series 8 SoCs from 67% to 90% , it took us only one full month to increase the yield of our ACU 75 series SoCs from 68% to 87%, but again it took us seven months to increase the yield of our Series 13 products from 69% to 85%. Our product pricing is based on the assumption that increase in manufacturing yields will continue, even with the increasing complexity of our semiconductors. However, we may experience fluctuations in the manufacturing yield in some case and thus unable to sustain a high and improving yield level as we expected. Furthermore, shorter product life cycles require us to develop new products faster and require our contract foundry to manufacture these products in shorter periods of time. In some cases, these shorter manufacturing periods may not reach the high volume manufacturing periods conducive to higher manufacturing yields and declining costs. If our contract foundry fails to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we may be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

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

Our products are manufactured among several sites throughout China. Failure to deliver the work-in-process in time from one site to another may lead to higher operation costs, decrease in sales and unfavorable reputation and customer services.

Our principle operation center and our third-party manufacturing partners like wafer contractors, testing houses and packing subcontractors are all located throughout China. The distance between two manufacturing sites are long and the delivery of raw material, work-in-process, and finished goods rely on the land-carriage and air-express, which is restricted by the weather and transportation conditions. Any delay in delivery could have a negative effect on our operations and may lead to higher operation cost, decrease in sales, unfavorable reputation and customers relationship.

Our principal contract foundry, other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant risk of earthquakes, storms, typhoons, and adverse consequences related to the outbreak of SARS, avian influenza and other public health concerns.

The principal contract foundry that manufactures our products and all of the principal subcontractors that assemble, package, and test our products are located in either China, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, storms, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near our principal contract foundry or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. For example, in January and February of 2008, China’s worst snowstorm in more than half a century has caused significant adverse impact on the transportation and the economy of China , where airports were frozen, overland transport systems were paralyzed and crash of electric grid blacked out several cities. Also, the 2003 outbreak of severe acute respiratory syndrome, or SARS, curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, which had a significant adverse effect on the economies of many countries in this region. Any future outbreaks of SARS or other public health concerns, such as the emergence of an avian influenza, could have similar consequences.

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

We may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

•	the unpredictable timing and volume of purchase orders and cancellations from our customers;

•	the rate of acceptance of our products by our customers;

•	the rate of growth of the market for portable media players and our SoCs;

•	fluctuation and seasonality in demand for consumer electronics products;

•	increases in prices charged by contract foundries and other third-party subcontractors;

•	the availability of third-party foundry capacity;

•	the availability and pricing of other components used in our customers’ products, including NAND Flash and TFT-LCD panel;

•	fluctuations in our contract foundry’s manufacturing yields;

•	the difficulty of forecasting and managing our inventory and production levels;

•	our ability to successfully develop, introduce and sell new or enhanced products;

•	additions or departures of key personnel;

•	our involvement in litigation;

•	natural disasters, particularly earthquakes, snowstorms or disease outbreaks affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

•	the evolution of industry standards and introduction of new products by our competitors.

Any variations in our period-to-period performance may cause our stock price to fluctuate.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete successfully and we may lose or be unable to gain market share.

We face competition from a relatively large number of competitors in China and internationally. In the portable media player market, our principal competitors include ALi, Anyka, Broadcom, NXP Semiconductor, PortalPlayer, Rockchips, Samsung, SigmaTel, Silicon Motion, Sunplus, Telechips and Texas Instrument. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design houses.

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

We likely will be classified as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, for calendar year 2007 and in future years. Assuming the Company is treated as a PFIC, U.S. investors in the ADSs will be subject to certain adverse U.S. federal income tax rules.

We believe it is likely that the Company will be classified as a PFIC under section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for 2007 and in future years. Assuming we are so treated, U.S. holders could be subject to certain adverse U.S. tax consequences, described under ‘‘United States Federal Income Taxation”. U.S. holders should consult their own tax advisors about the application of the PFIC rules in their particular circumstances.

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

We integrate third-party software or other licensed technology into almost all of our products. From time to time, we may be required to license additional technology from third-parties to develop new products or product enhancements. However, these third-party licenses may not be available to us on commercially reasonable terms or at all. Further, some of our existing licenses can be terminated without cause by the licensor. Our inability to maintain existing licenses on reasonable terms, or obtain additional licenses necessary to develop new products and product enhancements, could require us to obtain substitute technology at a greater cost or of lower quality or performance standards or delay product development. Any of these results may limit our ability to develop new products that utilize the latest technologies, which could harm our business, financial condition and results of operations.

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third-parties, which may include our competitors. Before we design our products, we discuss with our customers the proprietary technologies that we must incorporate into our SoCs and the international standards that our SoCs must meet to function in the targeted portable media player products. We then obtain licenses required to incorporate each of those proprietary technologies into SoCs that meet these standards. The combined costs of identifying and obtaining licenses from all holders of patents and copyrights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent or copyrights brings a claim for patent or copyright infringement. Any claims for indemnification that may be made could have a material adverse effect on our business, financial condition and results of operations.

Our rights to the intellectual property we develop may be difficult to enforce.

We generally rely on patent, copyright, trademark, trade secret and other intellectual property laws to establish and protect the proprietary rights in our know-how, technology, products, and product names. As of December 31, 2007, we hold 15 issued patents and have 52 patent applications pending in China. We also have 12 proprietary rights granted for layout-design of integrated circuits in China. In addition, we hold seven registered trademarks and 34 trademark applications pending in China. Outside of China, we also hold four registered trademarks in Hong Kong, one registered trademark in the United States, one registered trademark in the European Union and two registered trademarks in Taiwan. We also have 36 trademark applications pending in Hong Kong, Taiwan, the United States, European Union, Russia, Korea, Japan, Canada, Brazil, India and Singapore, respectively. The applications may not be granted, or if granted, may be challenged, invalidated, or circumvented by others. Further, we cannot be sure that any rights granted under patents, trademarks, copyrights or proprietary rights that are issued or registered will be sufficient to protect our technology or will in fact provide competitive advantages to us. If we are unable to protect the key intellectual properties that we develop and use in our products, our ability to compete effectively may be diminished.

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

From time to time we may be required to indemnify our customers for certain costs and damages of patent and copyright infringement in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers and may adversely impact our business.

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

Pursuant to various Taiwan regulations promulgated by Taiwan’s Ministry of Economic Affairs, Investment Commission, or IC, no Taiwanese person or entity established under the laws of Taiwan, which we refer to as Taiwanese Persons, may invest, directly or indirectly, in a PRC entity unless the investment complies with certain regulations and policies relating to restrictions on investment and participation in investments in PRC companies, which we refer to as the PRC Investment Regulations, and is approved by the IC, or, in limited circumstances, a report to the IC has been filed. Furthermore, the IC has prohibited investments by Taiwanese Persons in certain industries in the PRC, including the semiconductor design industry and certain sectors of the semiconductor manufacturing industry. Under the PRC Investment Regulations, if (a) a Taiwanese Person invests in a non-Taiwan entity, or NTE, that invests in a PRC entity, and (b) such Taiwanese Person has “control and influence” over the NTE, that Taiwanese Person will be deemed to have made an indirect investment in the PRC and must abide by the PRC Investment Regulations. According to a press release issued by the IC on June 14, 2005, a Taiwanese Person will be deemed to have control and influence over the NTE if (i) that Taiwanese Person holds more than 5% of the equity of the NTE or is the largest shareholder of the NTE; (ii) the investment amount made by that Taiwanese Person in the NTE is over US$200,000; or (iii) that Taiwanese Person acts as a director, supervisory director or president of the NTE. Taiwanese Persons who violate these regulations and policies may be subject to both civil and even criminal sanctions in Taiwan.

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

A renewed outbreak of SARS, avian influenza or another widespread public health problem in China and Hong Kong, where substantially all of our revenue is derived and where our operations are located, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

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

Changes in the preferential tax treatments we currently enjoy in the PRC may have an adverse impact on our results of operations.

On March 16, 2007, the National People’s Congress passed a new Enterprise Income Tax Law. The new PRC Enterprise Income Tax Law, effective January 1, 2008, imposes a single uniform income tax rate of 25% for most domestic enterprises and foreign-invested enterprises. It contemplates various transition periods and measures for existing preferential tax policies, including among others, a grace period for as long as five years for foreign-invested enterprises which are currently entitled to a lower income tax rate, and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term.

Each of our principal and major PRC subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), respectively, is a foreign invested enterprise operating in a designated economic zone. Actions Semiconductor (Zhuhai) benefited from a 7.5% preferential enterprise income tax rate for the year ended December 31, 2007, and is subject to a preferential income tax rate of 9.0% for the year ended December 31, 2008. Artek Microelectronics (Shenzhen) is exempted from income tax duty for the years ended December 31, 2007 and 2008. We expect that our overall tax payment will increase in 2008 and will further increase following the expiry of the above preferential tax treatment in December 2011.

We may be deemed a Chinese resident enterprise under the new PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.

Under the new PRC Enterprise Income Tax Law, if any enterprise incorporated outside the PRC has its “de facto management body” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and be subject to the unified enterprise income tax rate of 25%. On December 6, 2007, the Implementation Rules of the Enterprise Income Tax Law were promulgated. It defined the “de facto management body” as an organization actually managing and controlling an enterprise’s production, operation, personnel, finance and assets. We cannot rule out the possibility that we and/ or certain of our subsidiaries which are not incorporated in the PRC may be considered as PRC tax resident enterprises by the PRC taxation authorities in the future. According to the new Enterprise Income Tax Law, dividends received by a PRC tax resident enterprise from another PRC tax resident are exempted from Enterprise Income Tax except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, given the short history of the new Enterprise Income Tax Law, it remains unclear how the resident enterprise provision will be implemented in practice with respect to overseas holding companies and whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC tax resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from Enterprise Income Tax. Our financial condition may be materially and adversely affected if such dividends are subject to enterprise income tax.

Dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws.

Under the new PRC Enterprise Income Tax Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% Individual Income Tax on dividend income. Such Individual Income Tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and nonresident individual investors under applicable tax treaty or tax arrangement between PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC Enterprise Income Tax and a 20% Individual Income Tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements. If we are considered as a PRC “resident enterprise”, the dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, could be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the new PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non PRC resident shareholders, or if you are required to pay PRC income tax on the transfer of your ADSs, the value of your investment in our ADSs may be materially and adversely affected.

We rely principally on dividends paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends paid by our subsidiaries for cash requirements, including the funds necessary to service any debt we may incur. If any of our subsidiaries incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to us.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our combined PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year to their reserve fund in accordance with the requirements of relevant laws and provisions in their respective articles of associations. As a result, our PRC subsidiaries may be restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. However, since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the Peoples’s Bank of China by 0.5% each day since May 21, 2007. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.

As we rely entirely on dividends paid to us by Actions Semiconductor (Zhuhai), any significant devaluation of the Renminbi may have a material adverse effect on our revenues in U.S. dollars and our financial condition.

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

We may incur significant costs to avoid being considered an investment company under the Investment Company Act of 1940.

Generally, the Investment Company Act of 1940, or the 1940 Act, provides that a company is not an investment company and is not required to register under the 1940 Act as an investment company if the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities or has investment securities that comprise less than 40% of its total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis.

We are a fabless semiconductor company that engages primarily in the businesses of designing, developing and marketing integrated platform systems, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable multimedia players. Also, based on the primary activities of our officers and directors and an analysis of our income during 2007, we do not believe we will be considered an investment company. Nevertheless, a part of the determination of whether we will be an investment company will be based upon the composition and value of our assets, a significant portion of which are time deposits, restricted cash in the form of loan guarantees and marketable securities that are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company.

If we were to become subject to the requirements of the 1940 Act, our operations and results would be negatively impacted in a significant manner, including among other possible effects, our inability to borrow money or raise capital through the offer and sale of our securities in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission. Additionally, we would be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid becoming and "investment company" as defined under the 1940 Act. We may incur significant costs and management time to avoid being considered an investment company under the Investment Company Act of 1940, as amended.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through Actions Semiconductor (Zhuhai). Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.”

The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing prices of our ADSs on the Nasdaq Global Market has ranged from US$12.24 to US$2.82 per ADS and the last reported sale price on April 21, 2008 was US$3.17. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

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

Actions Semiconductor (Mauritius) was initially organized on November 16, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we were establishing in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor Co., Ltd., a subsidiary incorporated on December 28, 2001 in Zhuhai, China, which we refer to as Actions Semiconductor (Zhuhai). We conduct substantially all of our operations through Actions Semiconductor (Zhuhai).

As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company through which to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00, Actions Technology (HK) Company Limited, or Actions Technology (HK), a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs and receiving and delivery infrastructure. In addition, certain of our customers may be able to reduce the amount of value-added taxes to which they are subject by making purchases through our Hong Kong subsidiary.

On November 17, 2005, we established a subsidiary in the British Virgin Islands, Actions Microelectronics Co., Ltd., or Actions Microelectronics (BVI), which serves as a holding company of our research and development center. On December 19, 2005, Actions Microelectronics (BVI) established a subsidiary in Beijing, China, Beijing Actions North Microelectronic Co., Ltd., which serves as our research and development center for imaging and video technology. On February 13, 2006, Beijing Actions North Microelectronic Co., Ltd. changed its English name into Actions Microelectronics Co., Ltd, or Beijing Actions. On December 28, 2005, we established a subsidiary in the British Virgin Islands, Artek Microelectronics Co., Ltd., or Artek Microelectronics (BVI), which serves as a holding company for other subsidiaries we may establish in China in the future. On January 16, 2006, Artek Microelectronics (BVI) established a subsidiary in Hong Kong, Artek Microelectronics Co., Ltd., or Artek Microelectronics (HK), which serves as our second sales and customer support center in Hong Kong. On February 10, 2006, we established a subsidiary in the British Virgin Islands, Actions Capital Investment, Inc., or Actions Capital, through which we may invest in or acquire technologies or companies complimentary to our current operations. On March 14, 2006, Artek Microelectronics (BVI) established a subsidiary in Shenzhen, China, Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), which serves as a part of our sales office and houses our technology service center. On November 6, 2006, we established a subsidiary in Shanghai China, Actions Investment Consulting (Shanghai) Co., Ltd., which serves as one of our management service center.

According to the new PRC Enterprise Income Tax Law and its implementation regulations, effective on January 1, 2008, for any dividends paid from PRC resident enterprises to nonresident enterprises, a general 10% withholding income tax will be charged by the PRC tax authorities. Hong Kong and Mauritius holding companies, if qualified as Hong Kong and Mauritius tax residents, are subject to 5% preferred tax rate. We determined that it is advantageous for us to adjust our investment structure to use Hong Kong companies to hold our interests in our PRC subsidiaries. On August 17, 2007 and September 6, 2007, we established two subsidiaries in Hong Kong, Actions Microelectronics Co., Ltd., or Actions Microelectronics (HK), and Actions Enterprises (HK) Co., Ltd., or Actions Enterprises (HK), respectively, which serve as the holding companies of our PRC subsidiaries. We wound up the BVI holding company, Actions Microelectronics (BVI), on December 1, 2007 and intend to wind up Artek Microelectronics (BVI) in the near future.

On March 27, 2008, Actions Semiconductor (Zhuhai) established an subsidiary in Shanghai, China, Shanghai Actions Semiconductor Co., Ltd., or Shanghai Actions, which serves as our research and development center in Eastern China.

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

Industry Background

Portable media players are battery-powered, portable consumer electronic devices that capture, store and play digital media files such as compressed audio, image and video files. Portable media players are featured with a wide range of industry audio compression technologies, the most popular of which include WMA, AAC, MP3, APE, and Ogg Vorbis, and video compression technologies such as AMV, MPEG4, H.264 and Flash.

Portable media players have in recent years emerged as one of the most popular consumer electronics products, with dedicated audio players and integrated digital audio/video players currently being the two most popular products in this category. We believe that several factors will continue to drive the growth in demand for portable media players:

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

The following table summarizes the key features of our SoCs based on our current five series, eight series and nine series platforms:

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Life(1)	Storage Media
Five Series:
ATJ 2051	September 2004	Portable Media and Embedded Market	• WMA • Voice Recording	• USB 2.0 full speed • Data Storage • Data Encryption • Auto Run	• LED/LCM color display controller • External Segment LCD Driver	20 hrs	• NAND Flash (SLC)

Eight Series:
ATJ 2085	April 2004	Portable Media	• WMA, DRM 10 • FM Radio • Voice Recording • Video Play- AMV1.1/2.0	• USB 2.0 full speed • Data storage • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller	20 hrs	• NAND Flash (SLC)

ATJ 2089	July 2004	Portable Media and Digital Still Camera	• WMA, OGG, DRM 10 • FM Radio • Voice Recording • CMOS Camera • Video Play- AMV1.1/2.0	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC) • NOR Flash • HDD • SD/MMC

ATJ 2087	September 2004	Portable Media	• WMA, OGG, DRM 10 • FM Radio • Voice Recording • Video Play- AMV1.1/2.0	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC) • SD/MMC

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Life(1)	Storage Media

Nine Series:
ATJ 2097	June 2005	Portable Media	• WMA, OGG, APE DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• 2.2’QCIF OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	17 hrs	• NAND Flash (SLC/MLC) • AG-AND Flash • SD/MMC • NOR Flash

ATJ 2091	June 2006	Portable Media	• WMA, OGG DRM 10/FM Radio • Voice Recording	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / STN display controller • External Segment LCD Driver • LED	17 hrs	• NAND Flash (SLC/MLC) • AG-AND Flash

ATJ 2099	June 2006	Portable Media and Digital Video Camera	• WMA, OGG,APE DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse • CMOS Camera • Digital Video Recording	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• 2.2’QCIF OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	17 hrs	• NAND Flash (SLC/MLC) • AG-AND Flash • SD/MMC • NOR Flash • HDD

ATJ2093	July 2006	Portable Multi-media	• WMA, OGG • DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse • SRS WOW/SRS WOW HD	• USB 2.0 high speed • Data storage • Dictionary • Data Encryption • Auto Run	• 1’ -1.8’ OLED / TFT/CSTN color display • LCM/Segment LCD LED display	17 hrs	• NAND Flash (SLC/MLC)

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Life(1)	Storage Media

ACU 75Series:
ACU7502/7512	July 2006	Portable Multi-media	• WMA, OGG • DRM 10 • Voice Recording • Picture Browse • SRS WOW	• USB 2.0 high speed • Data storage • Data Encryption • Auto Run	• OLED display • LCM/ Segment LCD	17hr	• NAND Flash (SLC/MLC)

ACU7503/7513	July 2006	Portable Multi-media	• WMA, OGG • DRM 10 • Voice Recording • Picture Browse • SRS WOW	• USB 2.0 high speed • Data storage • Data Encryption • Auto Run	• OLED display • LCM/ Segment LCD	17hr	• NAND Flash (SLC/MLC)

ACU7505/7515	July 2006	Portable Multi-media	• WMA, OGG • DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse • SRS WOW/SRS WOW HD	• USB 2.0 high speed • Data storage • Data Encryption • Auto Run	• 1’ -1.8’ OLED / TFT/CSTN color display • LCM/Segment LCD LED display	17hr	• NAND Flash (SLC/MLC)

ACU7507/7517	July 2006	Portable Multi-media	• WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse SD/MMC Card • SRS WOW/SRS WOW HD	• USB 2.0 high speed • Data storage • Dictionary • Data Encryption • Auto Run • Photo Frame	• 1’ - 2.2’QCIF OLED / TFT / CSTN color display • LCM/Segment LCD LED display	17hr	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash
Thirteen Series
ATJ 2135	January 2007	Portable Multi-Media TV player Digital Video Camera
• WMA, DRM, WMA,
  ASF, OGG, APE,
   FLAC, WAV
• DRM 10, MTP
• FM Radio
• Voice/FM/ Line in
   Recording, WAV, ACT
• Video Play QVGA
   @25frame- XVID,  AMVB
• Picture Browse:
  JPEG,
  BMP, GIF
• SD/MMC Card
• SRS WOW+SRS WOW  HD+Turbass+Usermode
• TXT,
• Multi task on ucOS, Linux
• USB Slave 2.0
				• MJPEG, WMV, MPEG2 etc • GAME, Flash, JAVA • TV-in/out, Coms Sensor, • Touch panel • USB OTG	• 2.0’ - 3.5’ QVGA TFT color display	• At 550 mAh li BAT • Video 5h • Music (LCD on) 7.5h • Music (LCD off) 12h	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash • HDD

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

Our most significant customers in 2006 included Power Radio, Jess Technology, Hong Kong Beta Power Tech, Sino-Mos Electronic and Prescope Technology, all of which are value-added distributors and collectively accounted for approximately 64% of our revenues, respectively. In 2007, our top five customers included Power Radio, GMI Technology, Uppo Company Limited, or formerly known as Prescope Technology, Sino-Mos Electronics and Steed Digital Technology Co., Ltd., all of which are also value-added distributors and collectively accounted for approximately 59% of our revenues. In 2006 and 2007, sales directly to brand owners accounted for approximately 9% and 11% of our SoCs sold, respectively, however many of our products sold to value-added distributors are incorporated in branded products.

Export sales to our customers in Hong Kong accounted for approximately 91%, 76%, and 68% of our revenues in 2005, 2006 and 2007. In 2006, we had an increase in sales to customers in Taiwan, as a result of which export sales to our customers Taiwan accounted for approximately 14% and 9 % in 2006 and 2007, respectively. We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong. A small amount of our products are sold to customers in the PRC.

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

As of December 31, 2007, we had a total of 18 direct sales and marketing employees, all of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2007, our technology service center employed 68 field application engineers, 62 of whom were located in Zhuhai and six of whom were located in Shenzhen. We plan to increase the number of our field area engineers as we continue to grow our business.

Information Technology

We believe that we have a well developed information technology infrastructure. Our information technology system is based on Information Technology Infrastructure Library, or ITIL. As one of the most widely accepted approaches to information technology service management, ITIL provides a cohesive set of international best practices, drawn from public and private sector companies. It is supported by a comprehensive qualifications scheme, accredited training organizations, and implementation and assessment tools.

We are also implementing an Oracle Enterprise Resource Planning (ERP) system starting from January 1, 2008, so that we can successfully data mine critical design and marketing information from our customers’ orders, our own research and development efforts and product delivery status. We use control objectives for information and related technology, or COBIT, as guidance and framework for our information technology governance. We believe our well developed information technology system is one of the key factors in allowing us to identify market trends and demands ahead of our competitors.

Manufacturing

Our SoCs are manufactured by third-party foundries that process silicon wafers and produce the SoCs. Presently, He Jian Technology Company manufactures almost all of our semiconductors. He Jian currently fabricates our devices using mature and stable 0.162 micron CMOS process technology. We also maintain relationships with other contract foundries to help ensure we have alternative manufacturing capabilities.

We manage much of our manufacturing logistics internally, including pre-production hardware testing, test program development, characterization and qualification testing, production scheduling, capacity planning, work-in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis.

Our SoCs are designed to use low-cost, industry standard packages and to be tested with widely available automatic testing equipment. Following processing, silicon wafers that are manufactured for our SoCs are either tested by us internally or by third-party testing houses such as Siliconware Technology, Tian Shui Hua Tian Technology and King Long Technology. Thereafter, these wafers are shipped to third-party packaging subcontractors such as Tian Shui Hua Tian Technology, Siliconware Technology, Nantong Fujitsu Microelectronics and Wuxi China Resources Micro-Assembly Technology, where they are sliced into individual die, and assembled into finished semiconductor packages and tested on site or returned to us for final product testing.

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first hand knowledge of the manufacturing process. We conducted approximately 74%, 89% and 98% of the testing of our silicon wafers internally in 2005, 2006 and 2007, respectively, and approximately 60%, 80% and 96% of the testing of our final SoC products internally in 2005, 2006 and 2007, respectively. We intend to continue to invest in additional testing equipment to expand our internal testing capacity.

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

Competition

The market for SoCs for portable media players is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, Anyka, Broadcom, NXP Semiconductor, PortalPlayer, Rockchips, Samsung, SigmaTel, Silicon Motion, Sunplus, Telechips and Texas Instruments. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally which are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different than the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As portable media players become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as embedding portable media player functionality in mobile phones, eyewear, watches, bluetooth earphones or other fashion or gift, toys and other items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

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

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue (the “Guidance Catalogue”) issued on November 30, 2004 and effective as of January 1, 2005 by the Ministry of Commerce and the State Development and Reform Commission (the “SDRC”), integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the businesses of integrated circuit design and software development and production currently conducted by Actions Semiconductor (Zhuhai).

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

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products (the “IC Design Certification Measures”) issued by the Ministry of Information and Industry (the “MII”) and the State Administration of Taxation (the “SAT”) on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MII and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MII. Final verification and approval must be given by the MII in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Actions Semiconductor (Zhuhai) has been certified as an integrated circuit design enterprise in 2005 and 2006, and is subject to passing inspection annually. With respect to the annual inspection for the year 2007, Action Semiconductor Zhuhai has passed the preliminary review by China Semiconductor Industry Association. The final result is pending verification by the MII.

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

Taxation in the PRC

On January 1, 2008, the Foreign-funded Enterprise and Foreign Enterprise Income Tax Law of the PRC was abolished, and the PRC Enterprise Income Tax Law, promulgated on March 16, 2007, became effective. Pursuant to the PRC Enterprise Income Tax Law, the income tax rate for both domestic-funded enterprises and foreign-funded enterprises will be 25%.

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

Within China, all payments must be made in Renminbi. Unless otherwise approved, Chinese companies must repatriate foreign currency payments received from abroad into China. Foreign invested enterprises, such as Actions Semiconductor (Zhuhai), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

Under these regulations, a foreign invested enterprise in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In particular, Actions Semiconductor (Zhuhai), as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year.

 C. Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of March 31, 2008.

D. Property, Plant and Equipment

Our corporate headquarters are located in 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, where we occupy approximately 74,330 square feet under five separate leases from Zhuhai New Economic Resource Development Port Co., Ltd., expiring on November 31, 2008. All of our semiconductor design operations are conducted at our corporate headquarters, including our semiconductor testing operations, and all of our testing equipment are located there. We lease approximately 2,138 square feet under a lease that expires on March 31, 2009 in Hong Kong which serves as our export trade office. In Beijing, we lease approximately 9,365 square feet under a lease that expires on December 31, 2008, which serves as our research and development center for imaging and video technology. We entered into a Land Use Right Grant Agreement on December 21, 2005 with the Bureau of Land Resources, Zhuhai for 564,298 square feet of land on which to set up our new corporate headquarters. We anticipate its construction will be completed by the end of 2009. We lease appropriately 13,545 square feet in Shenzhen under a lease that expires on February 28, 2009, which serves as a part of our sales office and houses our technology service center. In Shanghai, we lease approximately 5,199 square feet under a lease that expires on March 15, 2009, which serves as one of our management service centers.

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

Revenues from our SoCs for portable media players are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2005, 2006 and 2007, sales of SoCs for portable media players accounted for approximately 98.0%, 99.2% and 99.7% of our total revenues, respectively.

Cost of Revenues

Our cost of revenues comprise of costs for our SoC products and have historically also included costs for semiconductor product testing services, which consist of depreciation and amortization costs for product testing equipment and costs associated with operating this equipment.

SoCs: Cost of revenues for our SoC products primarily consists of our wafer prices, external testing and packaging fees, royalty payment, and personnel and occupancy expenses associated with our operations. In addition, we include inventory handling costs, inventory write-downs and transportation costs in our cost of revenues. The inventory write-downs have been immaterial to date. There can be no assurance, however, that a decrease in the average selling price of our products in the future would not require us to provide for material allowances in future periods.

In general, our per unit costs, including wafer prices and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders.

Wafer Pricing:    We outsource the manufacturing of our SoC products to contract foundries. Wafer prices, which include both the purchase of silicon wafers and the foundries’ processing charges, are the largest component of our cost of revenues. We expect that wafer prices will continue to comprise the largest portion of our costs of revenues for the foreseeable future.

Royalty Payments:    We have entered into licensing agreements with respect to third-party technologies that we use in our products. We generally pay licensing fees at the time we enter into the licensing agreement with the technology licensor. In addition, we pay royalty fees to the technology licensors based on the number of products we sell using the licensed technology. In general, however, the royalty payments that we pay are capped at a fixed maximum amount. As a result, product shipments made above the levels at which maximum royalty payments are required result in a higher margin per unit. In certain instances, our customers choose to purchase our solutions excluding the licensed technology. Throughout 2005, 2006 and 2007, an increasing number of our customers chose to purchase our solutions excluding the licensed technology. In such cases, our sales price and cost of revenues for such products are reduced to reflect the fact that we did not pay royalty fees on those units.

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

Other Operating Income
Our other operating income has principally comprised of royalty income, subsidies and miscellaneous items. Royalty income consists of licensing fees we receive from licensing our technology in SoCs for remote control toy cars and energy metering. Subsidies include rent subsidy provided by the Zhuhai municipal government for our headquarters and research facilities, and project awards we have received for having undertaken research projects that advance areas of technology favored by the PRC government.

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

Research and development expenses comprised 43.1%, 48.7% and 50.0% of our operating expenses in 2005, 2006 and 2007, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, employee benefits, and related expenses for human resources, finance personnel and senior management. We also record expenses we incur for professional services, including fees related to our litigation with SigmaTel, as general and administrative expenses. Fees related to our litigation with SigmaTel were US$4.9 million, US$1.3 million and 0.6 million for 2005, 2006 and 2007, respectively. General and administrative expenses comprised 49.4%, 43.2% and 42.4% of our operating expenses in 2005, 2006 and 2007. We expect our general and administrative expenses to increase in the future as we hire additional experienced management personnel to further expand our business, and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company.

Sales and marketing expenses: Our sales and marketing expenses consist primarily of salaries, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Sales and marketing expenses comprised 7.5%, 8.1% and 7.6% of our operating expenses in 2005, 2006 and 2007. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts and marketable securities as a part of our cash management.

Other income

Our other income excluded from income from operations principally comprised of income related to tax refund and certain foreign exchange gain.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) allowance for doubtful accounts; (c) write-down for obsolete inventories and (d) provision for litigation claims. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

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

Allowance for Doubtful Accounts. We conduct credit evaluations of customers and analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we will record an allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. We recorded allowance for doubtful accounts in the amount of US$0, US$0, and US$0.3 million for the years ended December 31, 2005, 2006 and 2007, respectively. As our business grows, we expect our accounts receivable balance to increase. If the financial condition of our customers deteriorates, we may recognize allowance on such uncollectible accounts receivable, which would adversely impact our future operating results.

Write-down for Obsolete Inventories. We value our inventory at the lower of the actual costs of our inventory or its current estimated market value based on the selling prices of our SoCs. We record inventory provisions for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required.

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

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 1.8% in 2005, 1.5% in 2006 and 4.8% in 2007.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2005		%	2006		%	2007		%
Revenues:
System-on-a-chip products	US$	149,369	99.8%	US$	170,129	99.9%	US$	116,320	99.7%
Semiconductor product testing services		253	0.2%		99	0.1%		308	0.3%
Total net revenues		149,622	100.0%		170,228	100.0%		116,628	100.0%
Cost of revenues:
System-on-a-chip products		(60,518)	-40.4%		(75,853)	-44.6%		(56,687)	-48.6%
Semiconductor product testing services		(68)	0.0%		(58)	0.0%		(231)	-0.2%
Total cost of revenues		(60,586)	-40.4%		(75,911)	-44.6%		(56,918)	-48.8%
Gross profit		89,036	59.6%		94,317	55.4%		59,710	51.2%
Other operating income		1,122	0.7%		1,634	1.0%		392	0.3%
Operating expenses:
Research and development		(7,825)	-5.2%		(9,773)	-5.7%		(12,381)	-10.6%
General and administrative		(8,968)	-6.0%		(8,663)	-5.1%		(10,485)	-9.0%
Selling and marketing		(1,375)	-0.9%		(1,626)	-1.0%		(1,880)	-1.6%
Total operating expenses		(18,168)	-12.1%		(20,062)	-11.8%		(24,746)	-21.2%
Income from operations		71,990	48.2%		75,889	44.6%		35,356	30.3%
Other income		—	—		—	—		11,570	9.9%
Interest income		1,148	0.8%		4,876	2.9%		7,162	6.1%
Interest expenses		(77)	-0.1%		(160)	-0.1%		(82)	-0.1%
Income before income taxes, equity in net loss of an affiliate and minority interest		73,061	48.9%		80,605	47.4%		54,006	46.2%
Income taxes(expense) credit		526	0.4%		(5,984)	-3.5%		(2,202)	-1.9%
Equity in net loss of an affiliate		—	—		(156)	-0.1%		179	0.2%
Minority Interests		18	0.0%		96	0.1%		220	0.2%
Net income	US$	73,605	49.3%	US$	74,561	43.9%	US$	52,203	44.7%

Year ended December 31, 2007 and 2006

Revenues. Revenues decreased by US$53.6 million, or 31.5%, from US$170.2 million in 2006 to US$116.6 million in 2007. The decrease was due primarily to a 28.8% decline in the average selling price of our SoCs for portable media players in 2007 compared to 2006 as well as a slight 3.2% decrease in units shipped compared to last year. The decline in average selling price was primarily the result of our strategy to reduce prices on certain products from time to time in order to maintain our sales volume and market share as well as the product mix adjustment as the low-end products accounted for larger portion of our total units shipments in 2007.

Revenues resulted from providing semiconductor products testing services comprised of 0.1% and 0.3% of our total revenue in 2006 and 2007, respectively.

Cost of Revenues. Cost of revenues decreased by US$19.0 million, or 25.0%, from US$75.9 million in 2006 to US$56.9 million in 2007, primarily due to a decrease in average unit cost resulted from our cost reduction measures, including wafer pricing and process migration from 0.18 micron to 0.162 micron. The decrease in units shipped of our SoC products also caused a drop in costs of revenue in proportion thereto.

Gross Profit. As a result of the decrease in sales of our SoC products, our gross profit decreased by US$34.6 million, or 36.7%, from US$94.3 million in 2006 to US$59.7 million in 2007. Our gross profit margin was 51.2% in 2007, compared to 55.4% in 2006. The decrease in gross margin was due to the decline in average selling price which was larger than the decline in average unit cost.

Other Operating Income. Other operating income decreased by US$1.2 million, or 75.0%, from US$1.6 million in 2006 to US$0.4 million in 2007. In 2007, our other operating income relates to royalty income from licensing fee. In 2007, we recognized royalty payment of $0.3 million from licensing our technology in the energy metering SoCs to our affiliate Hi-Trend Investment Holding Co., Ltd., which completed its license royalty payment plan to us in April 2007. In 2006, we recognized a US$0.5 million license fee and a US$0.7 million royalty payment from Hi-Trend Investment Holding Co., Ltd.

Operating Expenses. Total operating expenses increased by US$4.7 million, or 23.3%, from US$20.1 million in 2006 to US$24.7 million in 2007.

•
Research and development. Research and development expenses increased by US$2.6 million, or 26.7%, from US$9.8 million in 2006 to US$12.4 million in 2007, due primarily to US$1.3 million increase in intangible assets amortization associated with the acquired development tools and software, US$0.5 million increase in the compensation and welfare expenses resulted from an increase in number of the research and development personnel, and an increase in costs associated with new research and development projects, totaled US$0.5 million, including mask costs, verification expenses, depreciation of equipments, etc.

•
General and administrative expenses. General and administrative expenses increased by US$1.8 million, or 21.0%, from US$8.7 million in 2006 to US$10.5 million in 2007, due primarily to an increase of US$1.4 million compensation and welfare expenses resulted from an increase in number of personnel, an increase of US$0.4 million claim payments associated with our employment dispute with one of our former employees, US$0.6 million in foreign currency exchange loss, and US$0.3 million in allowance for doubtful accounts. The increase was partially offset by a decrease of US$1.1 million in payment of consultancy and legal fees as we settled all of our disputes with SigmaTel.

•
Selling and marketing expenses. Selling and marketing expenses increased by US$0.3 million, or 15.6%, from US$1.6 million in 2006 to US$1.9 million in 2007, due primarily to the US$0.2 million sponsor fee for a concert held in Shenzhen in December 2007 jointly by us and our partner Muzgame.com, a music content internet company.

Income from Operations. As a result of the foregoing, our income from operations decreased by US$40.5 million, or 53.4%, from US$75.9 million in 2006 to US$35.4 million in 2007.

Interest Income. The amount of our cash, cash equivalents and time deposits decreased to US$74.7 million as of December 31, 2007, compared to US$183.5 million as of December 31, 2006. While the balance has decreased, the marketable securities has increased to US$165.3 million compared to US$20.5 million. As we had generally higher levels of cash position and we had recorded higher yield due to more active cash management, our interest income increased by US$2.3 million, or 46.9%, from US$4.9 million in 2006 to US$7.2 million in 2007.

Other Income (non-operating). Other income excluded from income from operations increased to US$11.6 million from Nil in 2006 due primarily to an increase of tax refund of approximately US$5.9 million received from Zhuhai municipal government, and an increase of US$5.6 million foreign currency exchange rate gain.

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

Gross Profit. As a result of the increase in sales of our SoC products, our gross profit increased by US$5.3 million, or 6.0%, from US$89.0 million in 2005 to US$94.3 million in 2006. Our gross profit margin was 59.6% in 2005, compared to 55.4% in 2006.

Other Operating Income. Other operating income increased by US$0.5 million, or 45.5%, from US$1.1 million in 2005 to US$1.6 million in 2006. In 2006, we recognized a US$0.5 million license fee and a US$0.7 million royalty payment from licensing our technology in the energy metering SoCs to our affiliate Hi-Trend Investment Holding Co., Ltd. In 2005, we recognized income of US$620,000 from the grant of rights to use indefinitely our proprietary technology in SoCs for remote control toy cars to a third-party after we discontinued sales of this type of SoC.

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

B. Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2005		2006		2007
	(thousands)
Net cash provided by operating activities	US$	77,140	US$	76,774	US$	46,607
Net cash used in investing activities		(28,567)		(48,188)		(111,147)
Net cash provided by (used in) financing activities		27,128		(1,917)		(4,202)
Effect of exchange rate changes on cash		1,182		2,213		3,018
Net increase in cash and cash equivalents		76,883		28,882		(65,724)
Cash and cash equivalents, beginning of year		32,013		108,896		137,778
Cash and cash equivalents, end of year	US$	108,896	US$	137,778	US$	72,054

On December 31, 2007, we had US$241.8 million of cash, cash equivalents, restricted cash, time deposits and marketable securities. We began to generate significant cash flow from operations beginning in the second half of 2004. As a result of our initial public offering in November 2005, we generated additional cash in the amount of US$44.6 million. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, and the proceeds of capital markets transactions, if any.

Operating Activities

In 2007, net cash provided by operating activities amounted to US$46.6 million. We generated net income during this period of US$52.2 million. We recorded a decrease in accounts payable of US$4.0 million due to less purchase near the end of 2007, a decrease in income tax payable of US$1.6 million due to less taxable income, and decrease of accrued expenses and other current liabilities of US$3.8 million mainly due to the foreign exhange gain, an increase in inventory of US$5.6 million due to slower sales than expected, and an increase in accounts receivable of US$0.2 million, which was partially offset by the depreciation and amortization of US$1.6 million, the amortization of acquired intangible assets of US$2.3 million, a decrease in notes receivable of US$1.8 million, and a decrease in prepaid expenses and other current assets of US$4.3 million due to more VAT refund received in 2007.

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

Investing Activities

In 2007, net cash used in investing activities was US$111.2 million. We recorded an increase in marketable securities of US$141.1 million, an increase in other investments of US$6.1 million, an increase in purchase of intangible assets of US$4.2 million, an increase in purchase of equipments of US$2.6 million, and an increase of US$1.6 million in restricted cash, reflecting a time deposit placed into an account with the Agriculture Bank of China as collateral for the net short-term loan. This is offset by a decrease in time deposits with maturities between three and six months, which provided cash amounted to US$44.4 million for our activities.

The increase in marketable securities in 2007 is mainly structured deposits and trust financial products issued by the PRC commercial banks and financial institution with maturities between three and twelve months. In addition, the increase in other investment in 2007 consist of strategic investments of US$2.3 million in Mavrix Technology Inc., a fabless semiconductor company developing SoC solutions for the emerging Mobile Digital TV market, and long-term financial investments of US$ 2.8 million in AMC Holdings Limited, US$1.0 million in Bizlink Holdings Inc., and US$0.1 million in Unitech Electronics Co., Ltd.

Net cash used in investing activities was US$48.2 million in 2006, Net cash used in investing activities in 2006 consisted principally of an increase of US$21.5 million in time deposits, an increase of US$20.5 million in marketable securities, which reflects a short-term interest rate contract linked to the Yen-Dollar exchange rate with Citibank, amounting to US$2.6 million, and structured deposits in the amount of US$17.9 million at Bank of Communications.

Net cash used in investing activities was US$28.6 million in 2005 consisted principally of an increase in time deposits, with maturity terms of greater than three months but less than one year, in the amount of US$23.2 million, and an increase in restricted cash in the amount of US$2.5 million, reflecting a time deposit placed into an account with the Agriculture Bank of China as collateral for the net short-term working-capital loan in the amount of US$2.4 million.

In addition, on July 15, 2005, we purchased 400,000 shares, representing 8% of the share capital, of Hi- Trend Investment Holding Co., Ltd., an international business company incorporated in the British Virgin Islands for US$500,000, which has been accounted for as a cost method investment. We increased our investment to 18% of the share capital by purchasing an additional 500,000 shares in March 2006 for US$1.1 million.

Financing Activities

Net cash used in financing activities was US$4.2 million in 2007, consist of increase in short term bank loans of US$1.4 million and payment for the repurchase of ADSs pursuant to our shares repurchase program in the amount of US$6.7 million.

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

As of December 31, 2007, we have a short-term bank loan in the amount of approximately US$1.5 million.

Capital Expenditures

We have historically financed our capital expenditures, consisting principally of wafer and final product testing equipment, engineering tools, software and other intangible assets, as well as long-term investments, with cash contributions from our shareholder and starting from the second half of 2004 with cash flows from operations. We made capital expenditures of US$3.6 million, US$8.8 million and US$12.9 million in 2005, 2006 and 2007, respectively. In 2007 we made capital expenditures of US$12.9 million consisting principally of US$2.6 million for the purchase of property, plant and equipment, US$4.2 million for the acquisition of intangible assets, and US$6.1 million for long-term equity investments.

We plan to construct new corporate headquarters in Zhuhai in response to our anticipated growth, and may also establish offices in other cities in China, such as Shanghai, to better serve our existing and future customers in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We also plan to continue to invest in additional testing equipment to expand our internal testing capacity, or make long-term investments in companies or technologies consistent with our business objectives. Accordingly, we expect to make additional capital expenditures totaling approximately US$26.3 million in 2008 and 2009 in connection with such efforts.

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

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. For example, our principle subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year as a statuary reserve fund and to provide for a staff and workers’ bonus fund at the discretion of its board of directors. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$3.9 million, or 3.0%, and US$5.2 million, or 2.5% of our total consolidated net assets, as of December 31, 2005 and 2006, respectively.

As of December 31, 2007, the restricted net assts associated with the statutory reserves of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) totaled approximately US$9.4 million, or 3.6% of our total consolidated net assets. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries are also restricted. In December 2007, Actions Semiconductor (Mauritius) re-invested the undistributed earnings of approximately US$80.2 million, or 30.9% of our total consolidated net assets from our subsidiary Actions Semiconductor (Zhuhai) back into Actions Semiconductor (Zhuhai) by way of a capital injection. As of December 31, 2007, the total amount of the registered capital and reserves amounted to US$106.4 million, or 41.0% of our total consolidated net assets as of December 31, 2007.

Taxation

We are a tax exempted company incorporated in Cayman Islands and are not subject to taxation under the current Cayman Islands law. Our net income is primarily derived from Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen). Prior to January 1, 2008, foreign invested enterprises in the PRC are generally subject to a 30% Foreign Enterprise Income Tax, or FEIT, and a 3% local income tax. However, Actions Semiconductor (Zhuhai) was established in the Zhuhai Special Economic Zone of China as a foreign invested enterprise and principally conducts its business operations in this zone. And Artek Microelectronics (Shenzhen) was established in the Shenzhen Special Economic Zone of China as a foreign investment enterprise and principally conducts its business operations in that zone. Therefore, each of them was subject to the reduced FEIT rate of 15% and was exempt from FEIT for its first two years of profitable operations after offsetting prior years’ tax losses, and will be entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. According to the Rules on Exemption or Reduction of Local Income Tax for Foreign Investment Enterprises promulgated by People’s Government of Guangdong Province effective on January 1, 1992, during such five-year preferential tax treatment period, Actions Semiconductor (Zhuhai) and Artek Microelectronic (Shenzhen) are also exempt from the 3% local income tax.

As a result of such preferential tax treatment, Actions Semiconductor (Zhuhai) was exempt from FEIT in the years ended December 31, 2004 and 2005, which were the first two years Actions Semiconductor (Zhuhai) achieved profitable operations after offsetting prior years’ tax losses. Actions Semiconductor (Zhuhai) also benefited from a 50% reduction in FEIT, which were 7.5% during each of the years ending December 31, 2006 and 2007 and expects to benefit from a 50% reduction in Enterprise Income Tax, or EIT, for the year ended December 31, 2008. Artek Microelectronics (Shenzhen) was exempt from FEIT in the year ended December 31, 2007, which was the first year Artek Microelectronics (Shenzhen) achieved profitable operations after offsetting prior years’ tax losses and expects to be exempted from EIT in the year ended December 31, 2008, which would be the second year after it achieved profitable operation after offsetting prior years’ tax losses. Furthermore, Artek Microelectronics (Shenzhen) expects it could continue to benefit from a 50% reduction of EIT rate, during each of three years ending December 31, 2009, 2010 and 2011.

On March 16, 2007, the National People’s Congress passed a new Enterprise Income Tax Law. The new PRC Enterprise Income Tax Law, effective January 1, 2008, imposes a single uniform EIT rate of 25% for most foreign-invested enterprises while permitting certain certified high technology companies may be taxed at a reduced tax rate of 15%. The new PRC Enterprise Income Tax law also contemplates various transition periods and measures for existing preferential tax policies, including among others, a grace period for as long as five years for foreign-invested enterprises which are currently entitled to a lower income tax rate, and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. Under the grace period the enterprises that were granted the preferential tax treatment may adjust its tax rate into 25% gradually within the next five years at the rate of 18%, 20%, 22%, 24% and 25% from 2008 to 2012, respectively.

Under this formulation, Actions Semiconductor (Zhuhai) expects to enjoy an income tax rate of 9% for the year ended December 31, 2008, which will be the last year of its preferential tax treatment where it may benefit from a 50% reduction of EIT. Further, Actions Semiconductor (Zhuhai) was certified as a “High-Tech Enterprise” in 2006 and may be able to benefit from the reduced tax rate of 15% starting from the fiscal year of 2009, if it can continue to obtain the “Hi-Tech Enterprise” certification every two year since 2006.

Artek Microelectronics (Shenzhen) was exempt from FEIT in the year ended December 31, 2007, which was the first year Artek Microelectronics (Shenzhen) achieved profitable operations after offsetting prior years’ tax losses, and expects to be exempted from EIT in the year ended December 31, 2008, which is the second year after it achieved profitable operation after offsetting prior years’ tax losses. From 2009 to 2011, Artek Microelectronics (Shenzhen) expects to benefit from a 50% reduction of EIT, as a result of which its applicable income tax rate could be 10%, 11% and 12% for the years ended December 31, 2009, 2010 and 2011, respectively. Further, Artek Microelectronics (Shenzhen) was certified as a “Hi-Tech Enterprise” in 2007. If Artek Microelectronics (Shenzhen) can continue to obtain its Hi-Tech Enterprise certification every two year since 2007, it may be able to benefit from the reduced rate of 15% starting from the year 2012.

In December 2007, we received a tax refund of US$5.9 million from the Zhuhai Municipal Bureau of Tax. This refund was received as Actions Semiconductor (Mauritius) reinvested the undistributed earnings of approximately US$80.2 million back into Actions Semiconductor (Zhuhai).

Pursuant to the Interim Regulations on Value-added Tax and its Implementation Rules issued in 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received. We received a full rebate of the VAT on most of our export sales since the establishment of Actions Semiconductor (Zhuhai) through December 31, 2003. Due to changes in PRC regulations, from January 1, 2004 through October 31, 2004 we received a rebate of approximately 76% of our VAT payments. Beginning November 1, 2004 we resumed receiving a full rebate on our VAT payments. As most of our sales consist of exports, historically we have not incurred significant VAT expense.

We have historically had minimal taxable income in jurisdictions other than China.

Reconciliation between the benefits for FEIT computed by applying the China tax rate to loss before income taxes is as follows:

	Year ended December 31,
	2005	2006	2007
Tax provision at reduced PRC enterprise income tax rate of 15%	$10,959	$12,091	$8,101
Expenses not deductible for tax purposes	745	477	764
Income not taxable for tax purposes	(77)	(519)	(2,393)
Deferred tax assets not recognized	44	233	134
Effect of tax exemption and preferential income tax rate granted to a PRC subsidiary	(12,165)	(6,206)	(4,284)
Effect of the different income tax rate in other jurisdiction	(3)	(111)	(121)
Over provision of taxation	(10)	—	—
Other	(19)	19	1
	$(526)	5,984	2,202

 C. Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investment in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2007, we had 348 research and development engineers who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

Our mixed-signal integration expertise enables us to reduce the size and cost of our SoC products. For example, we incorporate standard digital components in these products, including a processor, embedded memory, certain peripheral connections such as a universal serial bus, or USB, interface, and analog components, such as analog-to-digital and digital-to-analog converters and audio signal amplifiers. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers can avoid significant design challenges when they use our SoCs.

Our research and development efforts during 2006 and 2007 focused principally on increasing the solutions and applications of our nine series and thirteen series products to enhance their appeal to our customers, and on the development and production of our newest eleven series products. In addition to pursuing these efforts, we are currently focusing our research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. Our continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure.

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

We spent US$7.8 million in 2005, US$9.8 million in 2006 and US$12.4 million in 2007 on research and development, which represented 5.2%, 5.8% and 10.6%, respectively, of our revenues in those respective periods.

Intellectual Property

As of December 31, 2007, we hold 15 issued patents and have 52 patent applications pending in China. We also have 12 proprietary rights granted for layout-design of integrated circuits in China. In addition, we hold seven registered trademarks and 34 trademark applications pending in China. Outside of China, we also hold four registered trademarks in Hong Kong, one registered trademark in the United States, one registered trademark in the European Union and two registered trademarks in Taiwan. We also have 36 trademark applications pending in Hong Kong, Taiwan, the United States, European Union, Russia, Korea, Japan, Canada, Brazil, India and Singapore, respectively.

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

We have established an IPR department which serves for patent application, trademark registration, IC layout design, software copyright registration, and related legal affairs. As of December 31, 2007, we had nine in house intellectual property lawyers who work closely with all departments including marketing, research and development and have extensive connection with external law firms and IP offices.

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third-parties, We have entered into various licensing agreements with major technology companies, including MIPS, Microsoft, Thomson, SRS, Samsung, CSR and Real Networks. We integrate third-party software or other licensed technology into almost all of our products.

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

We have settled all outstanding litigation worldwide with SigmaTel, Inc. Pursuant to the final settlement agreement entered on June 20, 2007, all outstanding claims and counterclaims in the lawsuits in which the two companies have been engaged had been dismissed with prejudice. Both companies also agreed to not pursue possible third party IP infringements or new legal actions against each other and their respective customers for three years. Additionally, Actions and SigmaTel entered into a comprehensive cross-license agreement covering patents owned or controlled by either party or its subsidiaries.

We may be subject to other legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third-parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. Intellectual property litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement.

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

The average selling price of any particular SoC product declines over time after it reaches maturity in the product life cycle. In general, we earn higher margins when a new SoC model is first introduced to the market and experience a corresponding decline in margins as its average selling price declines. However, we typically are able to partially offset the decline in the average selling price of a particular SoC, and mitigate the decline in our margins, through progressively increasing our yields during the product’s life. For example, we experienced a significant increase in shipments of our eight series SoCs commencing in the fourth quarter of 2004, and the eight series was one of our principal product lines in 2006. However, over a two years period from the fourth quarter of 2004 to the fourth quarter of 2006, the average selling price of our eight series SoCs decreased by approximately 48.1%. We introduced our nine series SoCs in the third quarter of 2005, which provide more functionality than our earlier series SoCs and are sold at higher prices. From the third quarter of 2005 to the fourth quarter of 2007, we have also experienced an approximately 59% decrease in the average selling price in our nine series SoCs. While our overall average selling prices generally benefit from the introduction of new SoC products, this benefit may be partially offset by pricing strategies we employ. For example, we may, from time to time, seek to take advantage of market opportunities by reducing our prices for certain SoC products in order to increase our sales volume and market share.

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

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player sales tend to increase significantly in the fourth quarter to meet the year-end holiday demand. As a result, orders for our SoCs generally increase in the third and forth quarters of each year and decrease in the first quarter. For example, our revenues decreased by US$19.2 million, or 38.8%, from US$49.5 million in the three months ended December 31, 2006 to US$30.3 million in the three months ended March 31, 2007, principally due to a 30.9% decrease in units shipped. Our revenues increased by US$5.3 million, or 19.6%, from US$27.0 million in the three months ended September 31, 2007 to US$32.3 million in the three months ended December 31, 2007, principally due to a 23.7% increase in units shipped. As the rate of growth in our sales declines, we expect seasonality to have a more pronounced effect on our sales and cause our quarterly results to fluctuate significantly in future periods.

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

E. Off-balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2007.

F. Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2007:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years	After 5 years
	(thousands)
Operating lease obligations	US$	767	US$	546	US$	221	—	—
Royalty Commitment		150		150		—	—	—
Purchase Obligations		7,463		7,463		—	—	—
Capital Commitment		572		572		—	—	—
Other Liabilities		1,570		884		686	—	—
Total contractual obligations	US$	10,522	US$	9,615	US$	907	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2007 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Lee, Hsiang-Wei (David)	48	Director, Chairman of the Board
Kang, Byung-Jin (Peter)	58	Director, Chairman of the Board(2)
Chiu, Tzu-Yin(1)	52	Director
Tien, Hui-Dong (Terry)	49	Director(2)
Lin, Yu-Hsin Casper(1)	61	Director
Hsiao, Paul(1)	36	Director
Chen, Chin-Hsin (Fred)	65	Director
Yeh, Nan-Horng	49	Director and Chief Executive Officer
Li, Shao Chuan (Shawn)	40	Director and Chief Technology Officer
Chou, Pei-Fen (Patricia)	40	Chief Financial Officer

(1)	Member of each of the audit committee, compensation committee and nominations committee.
(2)	Mr. Kang and Mr. Tien resigned from our board of directors in October 2007.

Lee, Hsiang-Wei (David) has served as our Chairman since October 2007. Previously, Mr. Lee served as our Chief Financial Officer since August 2005. Mr. Lee also currently serves as the director of Pacific Sun Investment Management Co., Ltd. Previously, Mr. Lee was the CEO of ABN AMRO Asset Management (China). From 1995 to 2002 he was the Chairman and CEO of ABN AMRO Asset Management’s Taiwan operations where he managed assets in the amount of US$3.5 billion. Mr. Lee has more than 15 years of experience in corporate finance and investment management. Mr. Lee holds a Master of Business Administration degree from Duke University and a Bachelor of Science degree in biometrics from National Taiwan University.

Kang, Byung-Jin (Peter) has served as our Chairman since September 2005. Mr. Kang has been the President of Namyoung Corporation of Korea since February 1987. Namyoung Corporation is the business agent for various integrated circuit design companies, including UMC, Realtek, Princeton Technology, Holtek Semiconductor and Inter Action Corporation. Mr. Kang holds a Bachelor of Business Economics degree from the International Trade Department of Hong-Ik University in Korea. Mr. Kang resigned from our board of directors in October 2007

Chiu, Tzu-Yin has served as one of our directors since September 2005. Mr. Chiu also currently serves as the President and Chief Operating Officer of SilTerra Malaysia Sdn. Bhd. since January 2007. Previously, Mr. Chiu served as a senior vice president and the Chief Operating Officer of Huahong International Corporation until December 2006, as a senior vice president of operations in Semiconductor Manufacturing International Corporation, a major foundry in China from January 2001 until July 2005, and as a fab director for Taiwan Semiconductor Manufacturing Company from 1996 to 2001. Mr. Chiu holds a Ph.D. in Electrical Engineering from University of California at Berkeley and an EMBA from Columbia University.

Tien, Hui-Dong (Terry) has served as one of our directors since August 2005. Mr. Tien is also currently the general manager of each of Shanghai Sino-Century Assets Management Co., Ltd., an asset management company permitted to conduct high-tech investment activities in China. He is also a partner of Sino-Century Capital and Development Ltd., which is a Hong Kong based investment management company. Mr. Tien holds a Master in Business Administration degree from the New York University Graduate School of Business Administration and a Bachelor of Science degree in management from National Chiao Tung University in Taiwan. Mr. Tien resigned from our board of directors in October 2007.

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

Hsiao, Paul has served as one of our directors since October 2005. Paul is a partner at New Enterprise Associates (NEA), a venture capital firm with $8 billion under management. Paul has been involved with numerous NEA semiconductor investments, including Spreadtrum Communications, a multimedia cellular semiconductor company, Atheros Communications, a wireless semiconductor company, and Luminary Micro, a fabless semiconductor company. Paul holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Science degree in mechanical engineering from Massachusetts Institute of Technology.

Chen, Chin-Hsin (Fred) has served as one of our directors since October 2007. Mr. Chen also currently serves as the Director of the OLED Laboratory, Display Institute, National Chiao Tung University in Hsinchu, Taiwan and Director of the Centre for Advanced Luminescence Materials (CALM) at Hong Kong Baptist University. Previously Mr. Chen was a group leader and senior scientist at the Display Technology Laboratory of Eastman Kodak Co., in Rochester, New York, USA. Mr. Chen is the co-inventor of the key Doped OLED Guest-Host Emitter Technology and has been awarded more than 35 U.S. patents.

Yeh, Nan-Horng has served as our Chief Executive Officer since May 2005 and as one of our directors since October 2007. Previously, Mr. Yeh served as a director and vice president of Realtek Semiconductor Corp. He also served as a director and the president of each of Globaltec Management Consulting Corp. and Globaltec Technology Partner I Venture Capital Corp. Mr. Yeh holds a Master in Business Administration degree from Washington University in St. Louis and a Bachelor of Science degree in transportation management from National Chiao Tung University in Taiwan.

Li, Shao Chuan (Shawn) has served as one of our directors since September 2005 and as our Chief Technology Officer since the establishment of our operations in December 2001. Before joining us, Mr. Li was the director of research and development at Zhuhai Arestek Electronic Co., Ltd. Mr. Li holds a Master of Science degree in electrical engineering from Beijing Institute of Technology.

Chou, Pei-Fen (Patricia) has served as our Chief Financial Officer since October 2007. Previously Ms. Chou was the Vice President of Finance at Actions. Prior to joining Actions in November 2006, Ms. Chou served as the Director of Business Development and then Senior Director of Accounting at Semiconductor Manufacturing International Corporation (SMIC), where she was responsible for establishing a U.S. presence, developing new business initiatives, and leading the company’s global accounting team. She also participated in raising US$650 million in private funds and SMIC’s US$1.6 billion NYSE-listed IPO. From 1996 to 2001, Patricia was the Director of Accounting and Planning of Winbond Electronics Corporation U.S. operation. Prior to that, Chou worked as a financial auditor in Taiwan, Hong Kong, and the United States with Deloitte. Ms. Chou received a Bachelor of Business Administration from National Taiwan University, Master of Accounting from University of Southern California, and Master of Business Administration from University of California at Berkeley. She is also a Certified Public Accountant in Taiwan, the United States, and China.

B. Compensation

Cash Compensation

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

The aggregate amount of salaries and bonuses paid by us to our directors and executive officers during the year ended December 31, 2007 was approximately US$1.4 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

Indemnification

Cayman Islands law and our articles of association provide that we may indemnify our directors and officers acting in relation to any of our affairs against any liability incurred as a result of any act or failure to act in carrying out their functions other than such liability (if any) that may be incurred by the willful neglect or default of any such persons. No such director or officer shall be liable to the company for any loss or damage in carrying out their functions unless that liability arises through the willful neglect or default of such person.

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

2007 Equity Performance and Incentive Plan

In May, 2007, our board of directors and shareholders adopted a 2007 equity incentive plan, or the 2007 Plan, which is intended to attract and retain officers, employees, non-employee directors and consultants for us and our subsidiaries and to provide to such persons incentives to stay with us or our subsidiaries and make superior contributions to us in the future. We have reserved 8 million ADSs upon exercise of awards granted under the 2007 Plan. As of December 31, 2007, we have not yet granted any shares to our directors, executive officers or employees.

Types of Awards. We may grant the following types of awards under our 2007 Plan:

•	Option rights to purchase our ADSs;

•	Restricted shares, which are non-transferable ADSs, that may be subject to forfeiture;

•	Restricted Shares Units, which represent the right to receive our ADSs at a specified date in the future, which may be subject to forfeiture;

Plan Administration. Our board of directors, or our compensation committee (or its subcommittee) designated by our board or directors, will administer the 2007 Plan. A majority of the committee (or subcommittee) will constitute a quorum, and the action of the members of the committee (or subcommittee) present at any meeting at which a quorum is present, or acts unanimously approved in writing, will be the acts of the committee (or subcommittee).

The interpretation and construction by our board of directors of any provision of the 2007 Plan or of any agreement, notification or document evidencing the grant of option rights, restricted shares or restricted share units and any determination by the board of directors pursuant to any provision of the 2007 Plan or of any such agreement, notification or document will be final and conclusive. No member of our board of directors will be liable for any such action or determination made in good faith.

Amendment Our board of directors may at any time and from time to time amend the 2007 Plan in whole or in part; provided, however, that any amendment that must be approved by our shareholders in order to comply with applicable law or the rules of the NASDAQ Global Market or, if our ADSs are not quoted on the NASDAQ Global Market, the principal national securities exchange upon which our ordinary shares are traded or quoted, will not be effective unless and until such approval has been obtained. Nothing herein shall be construed to limit our authority to offer similar or dissimilar benefits under other plans or otherwise with or without further shareholder approval.

Our board of directors also may permit participants to elect to defer the issuance of ADSs or the settlement of awards in cash under the 2007 Plan pursuant to such rules, procedures or programs as it may establish for purposes of the 2007 Plan. Our board of directors also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

Our board of directors may condition the grant of any award or combination of awards authorized under the 2007 Plan on the surrender or deferral by the participant of his or her right to receive a cash bonus or other compensation otherwise payable by us or one of our subsidiaries to the participant.

In case of termination of employment by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances, of a participant who holds an option right not immediately exercisable in full, or any restricted shares as to which the risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any restricted share units as to which the restriction period has not been completed, or who holds shares subject to any transfer restriction imposed pursuant to the 2007 Plan, the board of directors may, in its sole discretion, accelerate the time at which such option right may be exercised or the time at which such risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such restriction period will end or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

Our 2007 Plan shall not confer upon any participant any right with respect to employment or other service with us or any of our subsidiary (including, without limitation, continuation of employment), nor shall it interfere in any way with any of our right or the right of any of our subsidiaries would otherwise have to terminate such participant’s employment or other service at any time, with or without cause. The terms of employment of an employee shall not be affected by the execution of the 2007 Plan. Awards granted under the 2007 Plan shall not form a part of the terms of employment of an employee or entitle such employee to take into account awards granted under the 2007 Plan when calculating any compensation or damages upon the termination of such employee’s employment for any reason.

Termination. No grant will be made under this 2007 Plan after January 1, 2020, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

C. Board Practices

Our board of directors currently consists of seven members. Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominations committee. Mr. Lin, Yu-Hsin Casper, Mr. Paul Hsiao and Mr. Chiu, Tzu-Yin serve as independent board members on our audit committee, nominations committee and compensation committee. There are no family relationships between any of our executive officers and directors.

The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors. Mr. Lin, Yu-Hsin Casper is the Chairman of the audit committee and a “financial expert” within the meaning of the Sarbanes-Oxley Act of 2002.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers. Mr. Paul Hsiao is the Chairman of the compensation committee.

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

D. Employees

As of December 31, 2005 and 2006, we had 259 and 423 full-time employees, respectively. As of December 31, 2007, we had 568 full-time employees, including 348 dedicated engineers in the research and development department, 68 field application engineers in customer service department, 18 in sales and marketing, 96 in general and administration and 38 in manufacturing and logistics. Of these full-time employees, 445 are located in Zhuhai, China, 43 are located in Beijing, China, 72 are located in Shenzhen, China, 2 are located in Shanghai and 6 are located in Hong Kong. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that relations with our employees are good.

E. Share ownership

The following table sets forth the share ownership by our directors and senior management as of April 21, 2008.

	Ordinary shares owned
Name	Number	Percent
Starlink Development Limited(1)	11,028,402	2.14%
Surrey Glory Investments Limited(2)	17,549,440	3.40%

(1)
Starlink Development Limited is a British Virgin Islands international business company owned by two investors for investment purposes. Mr. Kang, Byung Jin, the former chairman of our board of directors, is its sole director and 94.4% owner. Mr. Kang resigned from our board of directors in October, 2007.

(2)	Surrey Glory Investments Limited has six shareholders, Mr. Li, Shao Chuan (Shawn), one of our directors and Chief Technology Officer is a 11.9% owner.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

According to the Schedule 13G jointly filed by Tetrad Ventures Pte Ltd., GIC Special Investments Pte Ltd., Government of Singapore Investment Corporation Pte Ltd. and Government of Singapore with the Securities and Exchange Commission on January 16, 2008, they beneficially owned 5,142,801 ADSs, or approximately 6.0% of our outstanding shares, as of January 16, 2008. We do not have further information with respect to their ownership in us subsequent to their Schedule 13G filed on January 16, 2008.

According to the Schedule 13G jointly filed by Janus Capital Management LLC and Janus Overseas Fund with the Securities and Exchange Commission on February 14, 2008, Janus Capital Management LLC may be deemed to be the beneficial owner of 10,028,989 ADSs, or approximately 11.7% of our outstanding shares, through its managed portfolio and Janus Overseas Fund beneficially owned 5,783,139 ADSs, or approximately 6.7% of our outstanding shares, as of February 14, 2008. We do not have further information with respect to their ownership in us subsequent to their Schedule 13G filed on February 14, 2008.

As of April 22, 2008, we do not have any other person known to us to own, directly or indirectly, 5% or more of our ordinary shares. We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.
As of March 31, 2008, there was three registered holder of 42,213,513 of our American depositary shares in the United States, consisting of approximately 49.1% of our outstanding ordinary shares.

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

Details of the ownership by our employees of our ordinary shares as of April 21, 2008 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Surrey Glory Investments Limited(1)	Wang Yang, Yun-Ching	17,549,440	3.40%
Fairly Consultants Limited (2)	Wu, Zhang Liang	10,415,167	2.02%
Cheshire Red Investments Limited(3)	Zhu, Wen Ge	9,507,237	1.84%
Cumbria Universal Corporation Limited(4)	Cai, Jian Yu	7,950,079	1.54%
Paobridge Success Ventures Limited(5)	Wang, De Liang	5,169,414	1.00%
Fineway Group Limited(6)	Ding, Ran	3,418,698	0.66%
		54,010,035	10.46%

(1)	Surrey Glory Investments Limited has six shareholders, two of whom are employees.
(2)	Fairly Consultants Limited has twenty-four shareholders, twenty of whom are employees.
(3)	Cheshire Red Investments Limited has thirty-eight shareholders, twenty-nine of whom are employees
(4)	Cumbria Universal Corporation Limited has twenty-two shareholders, fifteen of whom are employees
(5)	Paobridge Success Ventures Limited has twenty-five shareholders, fourteen of whom are employees
(6)	Fineway Group Limited has sixteen shareholders, ten of whom are employees

We have been notified by each of the entities named in the table above that its respective director has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it.

Sale of Our Shares

On September 2, 2005, certain of our shareholders entered into a share purchase agreement (the “Share Purchase Agreement”) for the sale and transfer of an aggregate of 115,113,930 of our issued and outstanding ordinary shares to 24 purchasers (the “Purchasers”) at a purchase price of US$0.833 per share, for an aggregate consideration of US$95,889,905. Among our shareholders that were parties to the Share Purchase Agreement was Starlink Development Limited, for which Mr. Kang, Byung Jin, the former chairman of our board of directors, is the sole director and majority shareholder. Starlink Development Limited sold 15,599,520 of our ordinary shares pursuant to the Share Purchase Agreement. We were also a party to the Share Purchase Agreement in order to make certain representations and warranties regarding the Company to the Purchasers. The transactions contemplated under the Share Purchase Agreement were completed on September 9, 2005 (the “Closing Date”).

Consultancy Services

During the year ended December 31, 2005 and 2006, we received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders for fees amounting to approximately US$600,000 and US$540,000, respectively.

Our Audit Committee has determined that these transactions were fair and reasonable to us and on terms comparable to those from unrelated third parties.

Transactions with DVI

Mr. Lee, Hsiang-Wei (David) our Chairman of board of directors and former Chief Financial Officer, was previously a shareholder and director of a customer, Digital Vision Incorporation Limited (“DVI”). As of December 31, 2006, Mr. Hsiang-Wei Lee had disposed of all his equity interest in DVI, which were acquired before becoming our Chief Financial Officer, and resigned as director of DVI.

Our Audit Committee has determined that our transactions with DVI were fair and reasonable to us and on terms comparable to those from unrelated third parties.

Transactions with Namyoung Corporation

Mr. Kang, Byung-Jin (Peter), our former chairman of the board of directors, is also the President of Namyoung Corporation, which provides agency service by introducing customers and providing technology support. As of December 31st, 2007, the commission fees paid to Namyoung Corporation amounted to US$159,000.

Our Audit Committee has determined that our transactions with Namyoung were fair and reasonable to us and on terms comparable to those from unrelated third parties.

Transactions with Hi-Trend

During the year ended December, 31, 2007, we recognized income of US$278,000 for granting of rights to use its proprietary technology in SoCs for power meters indefinitely to an affiliate, Hi-Trend Investment Holding Co., Ltd. Further, during the year ended December 31, 2007, we made sales to Hi-Trend amounting to US$308,000.

Our Audit Committee has determined that our transactions with Hi-Trend were fair and reasonable to us and on terms comparable to those from unrelated third parties.

Transactions with GMI Technology

During the year ended December 31, 2007, we sold products to GMI Technology amounting to US$13,694,000. The president of GMI Technology is the elder brother of Mr. Yeh, Nan-Horng, one of our directors and the CEO of our Company.

Our Audit Committee has determined that our transactions with GMI were fair and reasonable to us and on terms comparable to those from unrelated third parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant changes have occurred since the date of our annual financial statements.

Legal Proceedings

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us alleging that some of our SoC designs infringed certain of SigmaTel’s U.S. patents, including U.S. patent numbers 6,633,187, or the 187 patent, and 6,366,522, or the 522 patent . Subsequently, SigmaTel filed similar complaints with the U.S. International Trade Commission, or ITC, alleging that we had infringed SigmaTel’s U.S. patents in the design of some of our SoCs for PMP players.

On September 15, 2006, the ITC announced its final determination that certain of our SoCs had infringed the 187 patent and certain of our SoCs, utilizing a prior version of firmware, had infringed the 522 patent. The ITC also issued a limited exclusive order prohibiting some of our products shipping into U.S. The ITC’s final determination is subject to appeal at the United States Circuit Court for the Federal Circuit. On January 3, 2007, SigmaTel’s complaint in the U.S. District Court for the Western District of Texas, Austin Division was dismissed without prejudice. On January 4, 2007, we filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit to review the September 15, 2006 ITC decision.

On September 13, 2006, we filed a complaint in Shenzhen Intermediate People’s Court in China, asserting that certain SigmaTel products infringe one of our key digital audio processing technology patents in China. Further, we applied the court to grant and execute a series of border detention orders, enforced by China customs, prohibiting the importation and the exportation of the infringing products and the devices that contain SigmaTel’s infringing chips.

On June 21 2007, we settled all the disputes with SigmaTel, Inc. Under the terms of the settlement, all outstanding claims and counterclaims in the lawsuits would be dismissed. Both companies also agreed to not to pursue possible third party IP infringements or new legal actions against each other and their respective customers for three years. Additionally, both companies entered into a comprehensive cross-license agreement covering patents owned or controlled by either party or its subsidiaries. Subsequently, on August 20, 2007, we and SigmaTel filed a joint petition to rescind the remedial order on the basis of the settlement agreement. On September 11, 2007, the US International Trade Commission has determined to rescind the limited exclusion order previously issued in this investigation.

In addition, two of our former advisors have filed a complaint in the U.S. District Court for the Southern District of California against us on August 17, 2006, seeking compensatory damages for services rendered. The Company has filed a motion to dismiss the complaint on the grounds that it is not subject to personal jurisdiction in California and that the Peoples’ Republic of China would be the more appropriate forum for this. That motion is currently pending before the U.S. District Court for the Southern District of California. We do not believe this dispute will have any material impact on our financial conditions or results of operation.

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

Our ability to pay dividends depends substantially on the payment of dividends to us by Actions Semiconductor (Zhuhai). Actions Semiconductor (Zhuhai) may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In addition, Actions Semiconductor (Zhuhai), as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

Our subsidiary Actions Semiconductor (Mauritius) declared a special dividend in June 2005 in the amount of US$20 million, which was paid in July 2005. We will not use this dividend distribution as a reference or basis to determine the amount of future dividends, if any. Any future dividends will be paid in accordance with our policy described above.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been quoted on The NASDAQ Global Market under the symbol ACTS since November 30, 2005. Each ADS represents six ordinary shares. On April 21, 2008, the last reported sale price of our ADSs on the Nasdaq Global Market was US$3.17. As of March 31, 2008, there was three registered holder and 5,757 beneficial holders of ADSs on our record.

The table below sets forth, for the periods indicated, the highest and lowest closing prices and the average daily volume of trading activities on the Nasdaq Global Market for our ordinary shares represented by ADSs.

	High		Low		Average Daily Trading Volume
2005	US$	9.25	US$	7.08	212,164
2006		12.24		6.55	226,776
2007		8.50		3.98	399,942
First Quarter		8.50		6.41	456,051
Second Quarter		7.64		5.66	352,933
Third Quarter		6.99		4.50	402,538
Fourth Quarter		6.30		3.98	390,183
October		6.30		4.66	669,630
November		5.10		4.07	279,881
December		5.00		3.98	184,635
2008
First Quarter		4.40		2.82	129,759
January		4.40		3.01	178,652
February		3.79		3.25	99,940
March		3.49		2.82	108,240
April (through April 21, 2008)		3.20		3.03	137,933

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on the Nasdaq Global Market under the symbol “ACTS”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expense of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of March 31, 2008, our authorized share capital consisted of 2.0 billion shares, par value 0.000001 per share, and there were 516.0 million ordinary shares issued and outstanding. All of our issued and outstanding shares are fully paid and non-assessable.

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

Board of Directors

We are managed by a board of directors which currently consists of seven members. Our articles of association provide that the board of directors shall consist of not more than eleven directors, including at least three independent directors.

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

Subject to the recommendation of our Compensation Committee, the remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Such remuneration shall be deemed to accrue from day to day. The directors shall also be entitled to be paid their traveling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the company, or otherwise in connection with our business, or to receive a fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other.

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

Within China, all payments must be made in Renminbi. Unless otherwise approved, Chinese companies must repatriate foreign currency payments received from abroad into China. Foreign invested enterprises, such as Actions Semiconductor (Zhuhai), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

Under these regulations, a foreign invested enterprise in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In particular, each of our principle PRC subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year.

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

We believe we likely will be classified as a PFIC, for U.S. federal income tax purposes, for calendar year 2007 and in future years. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs.

Assuming we are classified as a PFIC for 2007 or in any other future taxable year, you would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ordinary shares or ADSs and (ii) any “excess distribution” paid on ordinary shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become a PFIC.

Assuming we are a PFIC, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs and ordinary shares are “marketable.” If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs and ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs and ordinary shares would be adjusted to reflect any such income or loss.

We do not intend to provide you with the information you would need to make or maintain a so-called “Qualified Electing Fund” or “QEF” election. Accordingly, if we were a PFIC in any year you would not be able to avoid the “excess distribution” rules described above by making such an election with respect to your ADSs and ordinary shares.

You are urged to consult your tax advisor regarding the potential tax consequences to you assuming we are or become a PFIC, as well as any elections that may be available to you to mitigate such consequences.

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

Foreign Exchange Risk.

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. If the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it was reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the Peoples’s Bank of China by 0.5% each day since May 21, 2007. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2007 which was used in preparing our audited financial statements as of and for the year ended December 31, 2007, our net asset value, as presented in U.S. dollars, would have been reduced by US$1.5 and US$7.1 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$1.5 and US$7.9 million, respectively.

We have experienced de minimis foreign exchange gains or losses in 2006 and a gain of US$ 5.2 million in 2007. In addition, we have recognized foreign currency translation adjustments of approximately US$3.2 and US$5.2 million in 2006 and 2007, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We received net proceeds of approximately US$43.6 million from our initial public offering in November 2005, where we offered 6,000,000 American Depositary Shares, or ADSs, and certain of our shareholders offered an additional 3,000,000 ADSs. Each ADS represents six ordinary shares. As of March 31, 2008, we have used approximately US$22.8 million for capital expenditure including acquiring additional engineering tools, software and other intangible assets, and leasing a piece of land from the Zhuhai Bureau of Land Resources to set up our new corporate headquarters.

ITEM 15. CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and terms.

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2007.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of December 31, 2007, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2007 is effective.

Changes in Internal Control Over Financial Reporting. During 2007, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm with a report to the shareholders and the Board of Directors of the Company as below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. and its subsidiaries (the "Group") as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule of the Group as of and for the year ended December 31, 2007 and our report dated April 21, 2008 expressed an unqualified opinion on those financial statements and the related financial statement schedule.

Deloitte Touche Tohmatsu
Hong Kong
April 21, 2008

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

A copy of our Code of Ethics is available at our website at www.action-semi.com

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2006, and 2007.

	For the year ended December 31,
	2006		%	2007		%
	(thousands)			(thousands)
Audit Fees	US$	664	74.5%	US$	615	99.7%
Audit Related Fees		225	25.3%		Nil	-
Tax Fees		2	0.2%		2	0.3%
All Other Fees		Nil	-		Nil	-
Total	US$	891	100.0%	US$	617	100.0%

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by Deloitte Touche Tohmatsu in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees. Audit related fees consist of fees billed for the professional services rendered in connection with our registered offering and private placement for the fiscal years ended December 31, 2006 and 2007, respectively.

Tax Fees. This category consists of professional services rendered by the Deloitte Touche Tohmatsu for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2006 and 2007, respectively.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In May 2007, our board of directors authorized a program to repurchase up to 8 million of our American Depositary Shares (ADSs) representing 48 million ordinary shares. Any shares acquired will be used in connection with our employee benefit plans and other general corporate purposes. We may repurchase shares in the open market or through privately negotiated transactions. The timing and actual number of ADSs repurchased will depend upon market conditions and other factors, in accordance with Securities and Exchange Commission requirements. This repurchase program has a term that will expire on December 31, 2008.

The following table sets forth our share repurchase activities as of March 31, 2008.

Period	Total Number of ADSs purchased	Average Price Paid per ADS		Total Number of Shares Purchased	Maximum Number of Shares that May Yet Be Purchased Under the Plan
2007	1,303,647	US$	5.09	1,303,647	6,696,353
January	—		—	—	—
February	—		—	—	—
March	—		—	—	—
April	—		—	—	—
May	163,311		6.13	163,311	7,836,689
June	—		—	163,311	7,836,689
July	387,600		5.17	550,911	7,449,089
August	162,780		4.85	713,691	7,286,309
September	—		—	713,691	7,286,309
October	—		—	713,691	7,286,309
November	589,956		4.82	1,303,647	6,696,353
December				1,303,647	6,696,353
2008	148,476	US$	3.49	1,452,123	6,547,877
January	38,027		3.30	1,341,674	6,658,326
February	110,449		3.56	1,452,123	6,547,877
March	—		—	1,452,123	6,547,877

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

Actions Semiconductor Co., Ltd.

By:	/s/ PEI-FEN (PATRICIA) CHOU
Name:	Pei-Fen (Patricia) Chou
Title:	Chief Financial Officer

Date: April 21, 2008

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007 AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS	PAGE(S)

Reports of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets as of December 31, 2006 and 2007	F - 5

Consolidated Statements of Operations for the years ended
December 31, 2005, 2006 and 2007	F - 6

Consolidated Statements of Shareholders' Equity and Comprehensive Income
for the years ended December 31, 2005, 2006 and 2007	F - 7

Consolidated Statements of Cash Flows for the years ended
December 31, 2005, 2006 and 2007	F - 8

Notes to the Consolidated Financial Statements	F - 9

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information	F - 31
as of December 31, 2006 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and its subsidiaries (the "Group") as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years ended December 31, 2005, 2006 and 2007 and the related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements and the related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years ended December 31, 2005, 2006 and 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2008, expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu
Hong Kong
April 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. and its subsidiaries (the "Group") as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.                                    - continued

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule of the Group as of and for the year ended December 31, 2007 and our report dated April 21, 2008 expressed an unqualified opinion on those financial statements and the related financial statement schedule.

Deloitte Touche Tohmatsu
Hong Kong
April 21, 2008

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$137,778	$72,054
Time deposits	45,713	2,613
Restricted cash	-	1,782
Marketable securities	20,531	165,317
Accounts receivable, net	5,859	6,046
Notes receivable	2,154	372
Inventories	6,280	12,542
Prepaid expenses and other current assets	6,413	2,479
Amount due from an affiliate	133	-
Deferred tax assets	662	739
Total current assets	225,523	263,944

Investment in an affiliate	1,469	-
Other investments	-	7,760
Rental deposits	52	79
Property, plant and equipment, net	5,309	6,436
Land use right	1,440	1,509
Acquired intangible assets, net	3,787	5,849
Deposit paid for acquisition of property, plant and equipment	91	27
TOTAL ASSETS	$237,671	$285,604
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$15,715	$12,334
Accrued expenses and other current liabilities	9,490	9,435
Amounts due to shareholders	10	-
Other liabilities	692	884
Short-term bank loan	-	1,519
Income tax payable	2,258	749
Total current liabilities	28,165	24,921

Other liabilities	-	686
Total liabilities	28,165	25,607
Minority interest	486	204
Commitments and contingencies (Note 16)

Shareholders' equity:
Ordinary shares of par value $0.000001:
2,000,000,000 shares authorized
508,178,118 (2006: 516,000,000) shares issued and outstanding	$1	$1
Additional paid-in capital	50,341	43,679
Accumulated other comprehensive income	4,396	9,628
Retained earnings	154,282	206,485
Total shareholders' equity	209,020	259,793
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$237,671	$285,604

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2005	2006	2007
Revenues:
System-on-a-chip products	$149,369	$170,129	$116,320
Semiconductor product testing services	253	99	308
Total net revenues	149,622	170,228	116,628
Cost of revenues:
System-on-a-chip products	(60,518)	(75,853)	(56,687)
Semiconductor product testing services	(68)	(58)	(231)
Total cost of revenues	(60,586)	(75,911)	(56,918)
Gross profit	89,036	94,317	59,710
Other operating income	1,122	1,634	392
Operating expenses:
Research and development	(7,825)	(9,773)	(12,381)
General and administrative	(8,968)	(8,663)	(10,485)
Selling and marketing	(1,375)	(1,626)	(1,880)
Total operating expenses	(18,168)	(20,062)	(24,746)
Income from operations	71,990	75,889	35,356
Other income	-	-	11,570
Interest income	1,148	4,876	7,162
Interest expense	(77)	(160)	(82)
Income before income taxes, equity in
net (loss) income of an affiliate and
minority interests	73,061	80,605	54,006
Income tax (expense) credit	526	(5,984)	(2,202)
Equity in net (loss) income of an affiliate	-	(156)	179
Minority interests	18	96	220
Net income	$73,605	$74,561	$52,203

Net income per share: Basic and diluted	$0.152	$0.144	$0.102

Dividend declared per share	$0.041	$-	$-

Weighted-average shares used in computation:
Basic and diluted	483,000,000	516,000,000	513,588,069

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

				Accumulated	Accumulated
				other	(deficit)
	Ordinary shares		Additional	comprehensive	retained		Comprehensive
	Number	Amount	paid-in capital	income	earnings	Total	income

Balance at January 1, 2005	480,000,000	$-	$5,000	$1	$26,116	$31,117

Issue of shares upon the initial public
offering, net of offering expenses	36,000,000	1	44,629	-	-	44,630	-
Dividend	-	-	-	-	(20,000)	(20,000)	-
Foreign currency translation adjustments	-	-	-	1,223	-	1,223	1,223
Net income	-	-	-	-	73,605	73,605	73,605

Balance at December 31, 2005	516,000,000	$1	$49,629	$1,224	$79,721	$130,575	$74,828

Reversal of overprovision of
capitalized offering expenses	-	-	712	-	-	712	-
Foreign currency translation adjustments	-	-	-	3,172	-	3,172	3,172
Net income	-	-	-	-	74,561	74,561	74,561

Balance at December 31, 2006	516,000,000	$1	$50,341	$4,396	$154,282	$209,020	$77,733

Repurchase of ordinary shares	(7,821,882)	-	(6,662)	-	-	(6,662)	-
Foreign currency translation adjustments	-	-	-	5,231	-	5,231	5,231
Unrealised gains on other investments	-	-	-	1	-	1	1
Net income	-	-	-	-	52,203	52,203	52,203

Balance at December 31, 2007	508,178,118	$1	$43,679	$9,628	$206,485	$259,793	$57,435

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2005	2006	2007
Operating activities:
Net income	$73,605	$74,561	$52,203
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization of property, plant and equipment	459	991	1,594
Amortization of acquired intangible assets	239	990	2,349
Utilization of advance subsidy from local authorities of Zhuhai,
the People's Republic of China (the "PRC")	(77)	(35)	(219)
(Gain) loss on disposal of property, plant and equipment	(52)	65	320
(Gain) on disposal of intangible assets	-	-	(18)
Minority interests	(18)	(96)	(220)
Deferred tax	(521)	(134)	(77)
Equity in net loss (income) of an affiliate	-	156	(179)
Changes in operating assets and liabilities:
Accounts receivable	(4,496)	2,234	(187)
Notes receivable	103	(420)	1,828
Inventories	(2,005)	911	(5,632)
Prepaid expenses and other current assets	(632)	(4,030)	4,289
Amount due from an affiliate	-	(133)	-
Income tax recoverable	(11)	11	-
Accounts payable	3,243	2,184	(4,023)
Accrued expenses and other current liabilities	7,328	(2,698)	(3,839)
Income tax payable	(25)	2,258	(1,557)
Rental deposit paid	-	(41)	(25)
Net cash provided by operating activities	77,140	76,774	46,607
Investing activities:
Investment in an affiliate	(500)	(1,125)	-
Increase in other investments	-	-	(6,112)
Capital contribution from a minority shareholder	600	-	-
Proceeds from disposal of property, plant and equipment	109	79	39
Proceeds from disposal of intangible assets	-	-	64
Increase in marketable securities	-	(20,531)	(141,108)
Purchase of property, plant and equipment	(1,429)	(4,327)	(2,586)
Purchase of land use right	-	(1,466)	-
Purchase of intangible assets	(1,697)	(1,910)	(4,241)
Decrease (increase) in restricted cash	(2,478)	2,563	(1,626)
(Increase) decrease in time deposits	(23,172)	(21,471)	44,423
Cash used in investing activities	(28,567)	(48,188)	(111,147)
Financing activities:
Proceeds from short-term bank loans	2,374	5,291	1,431
Repayment of short-term bank loans	-	(7,665)	-
Advance subsidy from local authorities of Zhuhai, the PRC	124	447	1,039
Issue of shares	44,630	-	-
Repurchase of ordinary shares	-	-	(6,662)
Amounts due to shareholders	-	77,377	-
Repayment of amounts due to shareholders	-	(77,367)	(10)
Dividend paid	(20,000)	-	-
Cash provided by (used in) financing activities	27,128	(1,917)	(4,202)
Effect of exchange rate changes on cash	1,182	2,213	3,018
Net increase (decrease) in cash and cash equivalents	76,883	28,882	(65,724)
Cash and cash equivalents at the beginning of the year	32,013	108,896	137,778
Cash and cash equivalents at the end of the year	$108,896	$137,778	$72,054
Supplemental cash flow information:
Cash paid during the period for:
Interest	$(77)	$(160)	$(82)
Income taxes	$(31)	$(3,849)	$(3,785)

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

(In thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd ("Actions Semiconductor Cayman Islands" or "the Company") is a holding company incorporated in the Cayman Islands on July 27, 2005.

Another company, Actions Semiconductor Co., Ltd. ("Actions Semiconductor Mauritius") was incorporated under the laws of Mauritius on November 21, 2001. On December 28, 2001, Actions Semiconductor Mauritius established a wholly-owned subsidiary in the People's Republic of China ("PRC") namely, Actions Semiconductor Co., Ltd ("Actions Semiconductor Zhuhai").

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

At December 31, 2007, the subsidiaries of the Company include the following:

	Place and date of	Attributable equity
Name of Company	incorporation/establishment	interest held	Principal activities

Actions Semiconductor Co., Ltd.	Republic of Mauritius	100%	Investment holding
("Actions Semiconductor Mauritius")	("Mauritius")
	November 16, 2001

Actions Semiconductor Co., Ltd.	PRC	100%	Design and manu-
("Actions Semiconductor Zhuhai")	November 17, 2001		facture of system-
			on-a-chip products

Actions Technology (HK) Company	Hong Kong	100%	Trading of system-on-
Limited ("Actions Hong Kong")	January 13, 1999		a-chip products

Actions Enterprise (HK) Co., Ltd.	Hong Kong	100%	Investment holding
	September 6, 2007

Actions Microelectronics Co., Ltd.	Hong Kong	100%	Trading of system-on-
	August 17, 2007		a-chip products

Artek Microelectrics Co., Ltd.	The BVI	100%	Investment holding
("Artek Microelectrics BVI")	December 28, 2005

Beijing Actions North	PRC	80%	Research and
Microelectronics Co., Ltd.	December 13, 2005		development
("Beijing Actions")

ACTIONS SEMICONDUCTOR CO., LTD.

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Place and date of	Attributable equity
Name of Company	incorporation/establishment	interest held	Principal activities

Artek Microelectronics (HK) Co., Limited	Hong Kong	100%	Trading of system-
	January 16, 2006		on-a-chip products

Actions Capital Investment Inc.	The BVI	100%	Investment
	February 10, 2006

Artek Microelectronics Co., Ltd.	PRC	100%	Design and manu-
("Artek Microelectronics Shenzhen")	March 14, 2006		facture of system-on-
			a-chip products

Actions Investment Consulting (Shanghai)	PRC	100%	Investment consulting
Co., Ltd. ("Actions Investment Consulting")	November 6, 2006		and management

Actions Semiconductor Cayman Islands and its subsidiaries (the "Group") are principally engaged in the design and development of System-on-a-chip ("SoC") products and total solutions for the development and manufacture of portable media players and the provision of testing solutions. The Group's total solutions include SoCs, solution development kits and detailed specifications of other required components and the providers of those components. The Group's total solutions enable its customers to quickly introduce new portable audio and video players, that play multimedia files, which have been compressed to a fraction of their size using any one of a number of audio and video compression technologies.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the consolidated financial statements and accompanying notes. The significant accounting estimates, which have had an impact on the Group's consolidated financial statements, include revenue recognition, allowances for doubtful accounts, write-down of obsolete inventories, and provision for litigation claims.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Restricted cash

At December 31, 2006, the Group did not have any restricted cash. At December 31, 2007, the Group placed $1,782 on deposit with a bank in connection with a short-term bank loan granted to the Group which was subsequently repaid (see Note 11 for additional details).

Marketable securities

Marketable securities are highly liquid investments which have maturities of one year or less when purchased. Marketable securities are classified as held-to-maturity as the Group has the positive intent and ability to hold the securities to maturity. All of the Group’s held-to-maturity securities are classified as marketable securities on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

Notes receivable

Notes receivable represent bank and commercial acceptance drafts that are arranged by the customers, through their financial institutions in order to settle their accounts payable to the Group. Such notes receivable are non-interest bearing and due within the arranged credit terms, which are typically 180 days or less.

Research and development

Research and development costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Write down of obsolete or slow-moving inventories is recorded based on management's assumptions about future demand and market conditions.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Other investments

Other investments are investment in equity securities and is classified as either trading or available-for-sale securities depending on the Group's intention on holding this investment. If the securities have fair market value but are planned for long term holding, the investment is reported at fair value and its unrealized gains and losses are excluded from earnings and reported in a separate component of shareholder's equity. Equity securities that do not have fair market value are carried at cost. Decline in the far value of investments below cost that are other then temporary are reflected in earning as realized losses. Fair values of equity securities carried at cost are estimated if there are identified events or circumstances that may have significant adverse effects on the fair value of the investment.

Property, plant and equipment, net

Property, plant and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Shorter of the lease terms or 3 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Plant and machinery	3 to 5 years

Land use right

Land use right represents prepayments made to obtain land under operating lease arrangements. Land use right is recongised as an expenses on a straight-line basis over the lease period of 50 years. Land use right expenses for the years ended December 31, 2005, 2006 and 2007 were nil, $26 and $31, respectively.

Acquired intangible assets, net

Acquired intangible assets, net consist of purchased software and technology licenses, have definite lives and are capitalized and amortized on a straight-line basis over their expected useful economic lives, which ranges between two to ten years.

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

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC governments in Zhuhai by Actions Semiconductor Zhuhai and in Beijing by Beijing Actions. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been met. Cash subsidies recognized as income were $391, $280 and $10 for the years ended December 31, 2005, 2006 and 2007, respectively.

Advance subsidies received from the government have been recorded in other liabilities. A certain portion of such advance subsidies are repayable and another portion will be recognized as other income when and if Actions Semiconductor Zhuhai incurs interest expense on bank borrowings (see note 12 for additional details).

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group's revenues are primarily derived from sale of SoC products and their total system solutions, which it designs and develops, at its own expense. The Group recognizes revenue based on firm customer orders with fixed terms and conditions, including price net of discount and commission, if any. The Group recognizes revenue when delivery has occurred and collectibility is determined to be reasonably assured. The Group also provides semiconductor product testing, and revenue is recognized when the services are rendered. The Group does not provide its customers with any price protection and only provides the right of return for defective goods in connection with its warranty policy. The costs of the Group's warranty policy to-date have been insignificant.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Effective January 1, 2007, the Group adopted the Financial Accounting Standard Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Group's consolidated financial statements.

Advertising costs

Advertising costs are expensed as incurred and are included in selling and marketing expenses, and general and administrative expenses. Total advertising expenses were approximately $94, $183 and $414 for the years ended December 31, 2005, 2006 and 2007 respectively.

Comprehensive income

Comprehensive income includes net income, foreign currency translation adjustments and unrealized gains on other investments and are reported in the consolidated statements of shareholders' equity and comprehensive income.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of operations.

The financial statements of all subsidiaries with functional currencies other than the U.S. dollars, the reporting currency, are translated into U.S. dollars. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, time deposits, restricted cash, marketable securities, accounts receivable, notes receivable, amount due from an affiliate, accounts payable, accrued expenses and other current liabilities, amounts due to shareholders, other liabilities and short-term bank loan. Except for other liabilities, the carrying values of financial instrument items approximate their fair values due to their short-term maturities. Please refer to note 12 for the estimated fair value of other liabilities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and notes receivable. The Group places its cash and cash equivalents, time deposits, and restricted cash with financial institutions with high-credit ratings and quality.

The account receivables and notes receivables balances largely represent amounts due from the Group's principal customers with high credit ratings. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group's credit evaluation, combined with its success in collecting approximately 100% of its outstanding account receivables and notes receivables at December 31, 2005 and 2006, no allowance for doubtful accounts was recorded at December 31, 2005 and 2006. For the year ended December 31, 2007, an allowance for doubtful accounts of $282 was recorded by the Group, and the remaining outstanding balances were collected subsequently. As a consequence, concentrations of credit risk are limited.

Treasury Stock

The Group conducted a Share Repurchase Program to buyback its own American Depository Shares. The main purpose of this repurchase program is for employee stock based compensation plans. The shares are held in treasury and reported as reduction in stockholder's equity in the balance sheet.

Treasury stock is recorded at cost method. The cost of treasury stock is deducted from additional paid-in capital. As of December 31, 2007, the cost of treasury stock was $6,662. For the year ended December 31, 2007, total number of shares repurchased is 7,821,882 (or 1,303,647 American Depositary Shares "ADS") with weighted average cost of $5.09 per ADS.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. No diluted net income per ordinary share is presented since there is no additional dilution from stock issuable.

Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement". SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is evaluating the impact, if any, of the adoption of SFAS No. 157. It is not expected to have a material impact on the Group's financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for financial year beginning on or after November 15, 2007. The Group is evaluating the impact, if any, of the adoption of SFAS No. 159 . It is not expected to have a material impact on the Group's financial position, results of operations and cash flows.

In 2007, the EITF of FASB issued EITF Issue 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-3"). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Group is evaluating the impact, if any, of the adoption of EITF 07-3. It is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Group is evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on the Group's financial position, results of operations and cash flows.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements". SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines "a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent". The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Group is evaluating the impact, if any, of the adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities", an amendment of FASB statement No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity's derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. Statement 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will adopt SFAS No. 161 on January 1, 2009.

3.	MARKETABLE SECURITIES

The Group's marketable securities represented held-to-maturity securities with various banks or trustee in the PRC. As of December 31, 2007, the Group had $165,317 (2006: $20,531) held-to-maturity securities with maturities of less than one year. The aggregate fair value of the held-to-maturity securities approximate to its carrying value at December 31, 2006 and 2007.

4.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2006	2007

Raw materials	$2,209	$4,042
Work in progress	624	1,236
Finished goods	3,447	7,264
	$6,280	$12,542

Slow moving inventories amounting to $46, $41 and $451 were written down for the years ended December 31, 2005, 2006 and 2007, respectively.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	At December 31,
	2006	2007

Prepaid expenses	$274	$284
Value added tax refundable	5,147	1,917
Others	992	278
	$6,413	$2,479

ACTIONS SEMICONDUCTOR CO., LTD.

6.	INVESTMENT IN AN AFFILIATE

As of December 31, 2005, the Group held 8% of equity interest in Hi-Trend Investment Holding Co., Ltd ("Hi Trend") for $500.

Hi-Trend is a private company which designs, manufactures, and markets integrated circuit devices, including for energy meters and organic light emitting diode displays incorporated in portable electronics.

In March 2006, the Group acquired an additional 10% of equity interest in Hi-Trend for cash of $1,125. The Group exercised significant influence but did not control Hi-Trend, and the investment in Hi-Trend was accounted for under the equity method of accounting. The equity in net loss of an affiliate amounted to approximately $156 for year ended December 31, 2006. In addition, in May 2006 the Group entered into an agreement with a subsidiary of Hi-Trend pursuant to which it licensed the Group's energy metering SoC technology in exchange for a royalty fee under an installment plan. Hi-Trend completed the license royalty payment plan in 2007.

Effective November 2007, the Group ceased to exercise its significant influence on Hi-Trend. In December 2007, Hi-Trend increased the capital by $100 million from its other share holders. Consequently, the Group's holding in Hi-Trend decreased from 18% to 15% and was recorded as other investments under the cost method of accounting as of December 31, 2007.

7.	OTHER INVESTMENTS

	At December 31,
	2006	2007

Listed investments:
- Equity securities listed in Taiwan	$-	$82
Unlisted securities	-	7,678
	$-	$7,760

For the listed investments, it represented the Group's debt and equity securities not classified as either held-to-maturity securities or trading securities and are classified as available-for-sale securities. The investment is reported at fair value and its unrealized gains and losses are excluded from earnings and reported in a separate component of shareholder's equity. As of December 31, 2007, the difference between the fair value and the cost of the listed securities of the Group amounted to $1.

The above unlisted securities represent investments in unlisted equity securities issued by private entities. They are measured using the cost method of accounting as the Group does not have significant influence over these business and operations. The Group carries the investment at cost and recognizes as income any dividends received from a distribution of investees' earnings. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group recognized no impairment loss on other investments in 2005, 2006 and 2007.

ACTIONS SEMICONDUCTOR CO., LTD.

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2006	2007

Buildings	$38	$227
Leasehold improvements	39	171
Furniture, fixtures and equipment	1,592	2,237
Motor vehicles	176	488
Plant and machinery	5,107	6,655
Total	6,952	9,778
Less: Accumulated depreciation and amortization	(1,643)	(3,342)
Property, plant and equipment, net	$5,309	$6,436

The Group has recorded depreciation and amortization expenses of $459, $965 and $1,563 for the years ended December 31, 2005, 2006 and 2007, respectively.

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	At December 31,
	2006	2007
Cost:
Purchased software	$3,513	$6,424
Technology licenses	1,537	3,153
	5,050	9,577
Accumulated amortization:
Purchased software	(845)	(2,473)
Technology licenses	(418)	(1,255)
	(1,263)	(3,728)
Acquired intangible assets, net	$3,787	$5,849

The intangible assets of the Group mainly consist of purchased software which is used to support the administration of the business and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $239, $990 and $2,349 for the years ended December 31, 2005, 2006 and 2007, respectively. Intangible asset amortization expense is estimated to be $2,830, $1,930, $621, $59 and $59 for the 2008, 2009, 2010, 2011 and 2012 fiscal years, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2006	2007

Accrued wages and bonuses	$5,148	$4,833
Accrued legal and professional fees	1,378	130
Payables for acquisition of intangible assets	880	1,379
Royalty fees payable	870	546
Accrued consulting fees	-	1,000
Accrued insurance	288	210
Accrued promotion fees	-	206
Others	926	1,131
	$9,490	$9,435

11.	SHORT-TERM BANK LOAN

In 2007, Actions Semiconductor Zhuhai entered into a bank loan secured with restricted cash and bearing interest at 5.134% as December 31, 2007. The balance of this new bank loan as of December 31, 2007 was $1,519 and has been subsequently repaid on January 2008.

12.	OTHER LIABILITIES

The local authorities in Zhuhai, the PRC, operate certain government subsidy programs which are intended to encourage companies to invest in the high technology industry in Zhuhai.

Actions Semiconductor Zhuhai was granted an advance of $124 during the year ended December 31, 2005 of which any unutilized amount was repayable in year 2007. This interest free advance is intended to subsidize Actions Semiconductor Zhuhai to cover interest expense on bank borrowings.

For the year ended December 31, 2006, the unutilized amount of $38 of the advance granted in 2004 was repaid in January 2007 and thus classified under current liabilities as of December 31, 2006. In addition, Actions Semiconductor Zhuhai was further granted a cash advance of $530 during the year ended December 31, 2006. This interest free cash advance is intended to subsidize Actions Semiconductor Zhuhai's research and development costs and will be recognized as other income when all the conditions for their receipt have been met.

For the year ended December 31, 2007, $219 out of $1,570 of the advance granted in 2004 was utilized to cover interest expense on a short-term bank loan and has been recorded as other income in the consolidated statements of operations. In addition, the Group was further granted a cash advance of $1,077 during the year ended December 31, 2007. These interest free cash advances are intended to subsidize the research and development costs of Actions Semiconductor Zhuhai and Beijing Actions, and will be recognized as other income when all the conditions for their receipt have been met. As of December 31, 2007, the balance of other liabilities was $1,570, of which $884 are repayable within one year and $686 are repayable in 2009 and therefore are recorded in non-current liabilities.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai and Beijing Actions based on market interest rates was approximately $667 and $1,476 at December 31, 2006 and 2007, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

13.	OTHER INCOME

The Group has recorded other income of Nil, Nil and $11,570 for the years ended December 31, 2005, 2006 and 2007, respectively. Other income for 2007 consists of foreign exchange gains of $5,624 and a reinvestment incentive of $5,946.

Under the scheme by the Municipal Bureau of Tax Zhuhai, which encourages reinvestment of earnings, it allows tax paid in prior years to be fully or partly refunded, depending on certain qualifications of the tax payer. As a result of Actions Mauritius's injection of undistributed profit earned in 2006, the Group received a refund amounting $5,946. One of the conditions for the tax refund is that the reinvestment can not be withdrawn within five years. During this period, the repatriation of the invested capital will be restricted and the Group does not intend to withdraw the reinvested capital at any time before December 2012.

14.	INCOME TAX (EXPENSE) CREDIT The components of income before income taxes, equity in net (loss) income of an affiliate and minority interest are as follows:

	Year ended December 31,
	2005	2006	2007
Domestic	$(2,361)	$(930)	$(2,347)
Foreign	75,962	81,535	56,353
	$73,061	$80,605	$54,006

The Company is a tax exempt company incorporated in Cayman Islands and is not subject to taxation under the current Cayman Islands law.

Under the current Mauritius law, Actions Semiconductor Mauritius' income is subject to taxation; however, to date the entity has not had any taxable profits; while under the current BVI law, the income of Artek Microelectrics BVI and Actions Capital Investment Inc. are not subject to taxation.

Actions Investment Consulting commenced operations in 2007 and did not make any taxable income for the year ended December 31, 2007.

Companies such as Actions Semiconductor Zhuhai are generally subject to a 30% foreign enterprise income tax ("FEIT"), and a 3% local income tax. However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone ("Zhuhai Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Zhuhai Economic Zone. Therefore, it is subject to a reduced FEIT rate of 15%. In addition, Actions Semiconductor Zhuhai is a production oriented enterprise and exempted from FEIT for its first two years of profitable operations after offsetting prior years' tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. Actions Semiconductor Zhuhai is exempted from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

As a result of such preferential tax treatments, Actions Semiconductor Zhuhai was exempted from FEIT in the years ended December 31, 2004 and 2005, which were the first and second year Actions Semiconductor Zhuhai achieved profitable operations after offsetting prior years' tax losses. Thereafter, Actions Semiconductor Zhuhai benefited from a 50% reduction of FEIT rate, which was 7.5%, in each of two years ended December 31, 2006 and 2007, and will be 9% for the year ending December 31, 2008. However, there would be no effect on the Group's financial statements for the year ended December 31, 2006 and 2007, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

14.	INCOME TAXES (EXPENSE) CREDIT - continued

Artek Microelectronics Shenzhen was established in the PRC in March 2006, and is generally subject to a 30% foreign enterprise income tax ("FEIT"), and a 3% local income tax. However, Artek Microelectronics Shenzhen was established in the Shenzhen Special Economic Zone ("Shenzhen Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Shenzhen Economic Zone. Therefore, it is subject to the reduced FEIT rate of 15% and is exempted from FEIT for its first two years of profitable operations after offsetting prior years' tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. In addition, Artek Microelectronics Shenzhen is exempted from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992. Artek Microelectronics Shenzhen was in loss making position for the year ended December 31, 2006 and has turned to profit, after offsetting prior year's tax losses, for the year ended December 31, 2007. As such, the preferential tax treatments commenced in 2007. Artek Microelectornics Shenzhen was exempted from FEIT in the year ended December 31, 2007 and expects to be exempted from FEIT in the year ended December 31, 2008. Furthermore, if Artek Microelectronics Shenzhen sustains its qualification of "High Tech Enterprise," it can expect to benefit from a 50% reduction of FEIT rate. Under the newly promulgated enterprise income tax law which will become effective from January 1, 2008, the preferential tax treatments for the Shenzhen Economic Zone may be subject to upcoming detailed regulations and interpretations. However, there would be no effect on the Group's financial statements for the year ended December 31, 2006 and 2007, respectively.

Effective January 1, 2008, the new "Law of the People's Republic of China on Enterprise Income Tax" was implemented. The new law requires that:

1.	For all resident enterprises, domestic or foreign, the Enterprise Income Tax rate is unified 25%.

2.	Enterprises that are categorized as the "High Tech Enterprise" will have a reduced tax rate of 15%.

3.
From January 1, 2008 onwards, enterprises that enjoyed a preferential tax rate before, will need to adopt the new law within the next five years. Specifically; enterprises with a current preferential tax rate of 15%, the tax rate will be 18%, 20%, 22%, 24%, and 25% for the years ended December 31 2008, 2009, 2010, 2011, and 2012, respectively.

The new law allows the preferential tax treatment to be used by enterprises up until it is fully utilized. But those enterprises that have yet to use the preferential tax treatment, the starting period will be forced from 2008.

Actions Semiconductor Zhuhai continues to use the preferential tax treatment. In 2008, the tax rate is 18% and by applying its final year of preferential tax treatment, which reduces the income tax rate by 50% for three years, the applicable tax rate will be 9%. Starting from 2009, if Actions Semiconductor Zhuhai continues to be classified as "Hi-Tech Enterprises", the tax rate will be 15%. Or, the tax rate of Actions Semiconductor Zhuhai will be 20%, 22%, 24% for the years ended December 31, 2009, 2010, and 2011, respectively, and 25% thereafter.

ACTIONS SEMICONDUCTOR CO., LTD.

14.	INCOME TAXES (EXPENSE) CREDIT - continued

Artek Microelectronics Shenzhen started using the tax preferential treatment in 2007. As such, it will be exempted from income tax in 2008. From 2009 to 2011, the income tax rate will be reduced by 50%, thus the income tax will be 10%, 11%, 12% for the years ended December 31, 2009, 2010, and 2011, respectively. Artek Microelectronics Shenzhen was classified as "Hi Tech Enterprises" in 2007. If Artek continues with this classification, an income tax rate of 15% will be applied. Otherwise, the normal 25% income tax rate will be applied.

Beijing Actions North Microelectronics Co. Ltd. ("Beijing Actions") had no taxable profit in 2007. Under the new income tax law, it requires that the preferential tax treatment be applied from 2008 even if it still has no taxable profit. As such, Beijing Actions will be exempted from income tax in 2008 and 2009. From 2010 to 2012, the income tax rate will be reduced by 50%, thus the rate of each year will be 11%, 12%, and 12.5%, respectively. Beijing Actions was classified as "Hi Tech Enterprises" in 2006. The Company believes that Beijing Actions will continue to be classified under this category. From 2013 onwards, if this classification is still applied, then the income tax rate will be 15%. Otherwise, the rate will be 25%.

Actions Hong Kong and Artek Microelectronics (HK) Co., Limited are subject to Hong Kong Profits Tax at a rate of 17.5%. However, no tax is payable on the taxable profit of Actions Hong Kong for the year arising in Hong Kong since its taxable profit is wholly absorbed by the tax losses brought forward; while no taxable profit has generated from Artek Microelectronics (HK) Co., Limited since the commencement of its operations.

The current and deferred components of the foreign income tax expense (credit) appearing in the consolidated statements of operations are as follows:
	Year ended December 31,
	2005	2006	2007

Current tax	$(5)	$6,118	$2,279
Deferred tax	(521)	(134)	(77)
	$(526)	$5,984	$2,202

The Group's deferred tax assets as at December 31, 2006 and 2007 are attributable to the following:

	At December 31,
	2006	2007

Expenditures deductible for tax purpose in future years
- Accrued legal and professional fees	$39	$20
- Accrued bonus	383	273
- Other	43	31
Tax losses	466	814
Depreciation and amortization	8	12
	939	1,150
Valuation allowance	(277)	(411)
Total deferred tax assets, net	$662	$739

ACTIONS SEMICONDUCTOR CO., LTD.

14.	INCOME TAXES (EXPENSE) CREDIT - continued

A valuation allowance has been provided for Actions Hong Kong since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income in Actions Hong Kong. As management does not believe that it is more likely than not that all of the deferred tax asset attributable to Actions Hong Kong will be realized, a full valuation allowance of $277 and $411 has been established at December 31, 2006 and December 31, 2007, respectively in respect of the related deferred tax asset of this subsidiary.

At December 31, 2007, the Group tax loss carryforwards of $4,021. As of December 31, 2007, the Company's PRC subsidiaries had tax losses of approximately $1,673 that will expire five years from the respective financial years incurring the losses. Other losses may be carried forward indefinitely.

The Group did not have any deferred tax liabilities as of December 31, 2006 and 2007.

The additional tax that would have been payable without the tax exemption and preferential income tax rate amounts to approximately $12,165, $6,206 and $4,284 for the years ended December 31, 2005, 2006 and 2007, respectively, representing a decrease in the basic earnings per share of $0.025, $0.012 and $0.008 for the years ended December 31, 2005, 2006 and 2007, respectively.

A reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 15% to income before income taxes, equity in net (loss) income of an affiliate and minority interests, and actual provision for income taxes is as follows:

	Year ended December 31,
	2005	2006	2007
Tax provision at PRC enterprise income tax rate
of 15%	$10,959	$12,091	$8,101
Expenses not deductible for tax purpose	745	477	764
Income not taxable for tax purposes	(77)	(519)	(2,393)
Effect of valuation allowance on deferred tax assets	44	233	134
Effect of tax exemption and preferential income
tax rate granted to PRC subsidiaries	(12,165)	(6,206)	(4,284)
Effect of the different income tax rates in other
jurisdictions	(3)	(111)	(121)
Overprovision of taxation	(10)	-	-
Others	(19)	19	1
Income tax expense (credit)	$(526)	$5,984	$2,202

Income not taxable for tax purposes included tax effect of foreign exchange gains of $5,624 and reinvestment incentive of $5,946.

The Group adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis, the Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. As of January 1, 2007, the adoption of FIN 48 did not have an impact on the Group’s financial statements. As a result, there was no cumulative effect related to adopting FIN 48. The Group has no additional material uncertain tax positions as of December 31, 2007 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

ACTIONS SEMICONDUCTOR CO., LTD.

15.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group's chief operating decision maker has been identified as the Chief Executive Officer. The Group does not specifically identify and allocate any assets by operating segment nor does management evaluate operating segment using discrete asset information. The chief operating decision maker makes use of gross profit margin of different products and services as the Group's reporting segment since it is impractical to allocate operating expenses to each reporting segment when making decisions about allocating resources and assessing performance of the Group.

	Year ended December 31,
	2005	2006	2007
Revenue:
MMP SoC for portable media players	$146,619	$168,907	$116,320
Energy metering SoC	1,865	1,222	-
TxRx SoC for remote control toy cars	885	-	-
Testing solutions	253	99	308
	$149,622	$170,228	$116,628
Gross profit:
MMP SoC for portable media players	$87,779	$93,694	$59,633
Energy metering SoC	1,043	582	-
TxRx SoC for remote control toy cars	29	-	-
Testing solutions	185	41	77
	$89,036	$94,317	$59,710

Geographic information

The Group operates in China/Hong Kong and all of the Group's long-lived assets are located in China/Hong Kong and substantially all of our sales are made in China/Hong Kong.

16.	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2005, 2006 and 2007 was $124, $362 and $600, respectively.

Future minimum lease payments under non-cancelable operating lease agreements on December 31, 2007 were $767 of which $546 and $221 are payable in the years ended December 31, 2008 and 2009, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2007 was $572.

ACTIONS SEMICONDUCTOR CO., LTD.

16.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Royalty fee commitments

The Group has entered into several royalty agreements for the use of certain technology know-how ("Technology Knowhow") used in the Group's products.

The Group paid a fixed amount of royalty for each of the Group's products sold which used Technology Knowhow A, where the minimum quarterly royalty fee commitment was $500. This agreement has been terminated in December 2007.

In March 2005, the Group entered into a royalty agreement ("Agreement") for the use of Technology Knowhow B for a period of three years, effective from March 2005 ("Effective date"), and will automatically be renewed for an additional year unless notice of non-renewal is delivered at least sixty days prior to the end of third year. Pursuant to the Agreement, the Group will pay a fixed amount of royalty fee for each of the Group's products sold which makes use of the Technology Knowhow B and there is a minimum royalty fee commitment of $390 during the first twelve months from the Effective date and a quarterly royalty fee of $97 thereafter for a period of three years. Alternatively, the Agreement also allows the Group to pay an amount of $1,300 for an unlimited use of the Technology Knowhow B starting from twelve months of the Effective date.

In September 2006, the Group terminated the March 2005 Agreement and entered into a new royalty agreement ("New Agreement"). The new royalty agreement is for the use of Technology Knowhow B for a period of three years, effective from June 6, 2006 ("New Effective date"), and will automatically be renewed for additional one year unless notice of non-renewal is delivered at least sixty days prior to the end of third year. Pursuant to the New Agreement, the Group will pay a fixed amount of royalty fee for unlimited use of the Technology Knowhow B and there is a minimum royalty fee commitment of $280 during the first twelve months from the New Effective date.

In October 2007, the Group revised its September 2006 New Agreement. The revised agreement allows the Group to have unlimited use of the Technology Knowhow B for a sum of $200. The revised agreement is effective for period from October 1, 2007 to September 30, 2008. As at December 31, 2007, the Group accrued $50 royalty fees and was subsequently repaid in January, 2008. The remaining $150 is expected to be settled in 2008.

In 2007, the Group has entered into an agreement with Technology Knowhow C provider. The Group licensed the Technology Knowhow C based on the life of the relevant technologies. During the year ended December 31, 2007, the product using the licensed Technology Knowhow C was still in the development stage, thus the Group did not produce or sell any SoC products and is therefore not subject to royalty fee payment to Technology Knowhow C provider.

The Group's total royalty expense for the years ended December 31, 2005, 2006 and 2007 amounted to $8,228, $4,104 and $2,319, respectively. Royalty commitment as of December 31, 2007 was $150.

ACTIONS SEMICONDUCTOR CO., LTD.

16.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Contingencies

(i)
On January 4, 2005, one of the Group's main competitors, SigmaTel Inc. ("SigmaTel"), filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against the Group alleging infringement of certain of SigmaTel's U.S. patents in the design of the Group's SoCs for portable media player ("PMPs"), including patent number 6,633,187 and 6,366,522.

Subsequently, SigmaTel filed a complaint with the U.S. International Trade Commission ("ITC"), which together with a later amendment, alleged that the Group had infringed certain SigmaTel's U.S. patents. SigmaTel's complaints request that the ITC issue a permanent exclusion order that will prohibit the import into the United States of the Group's SoCs and PMPs that contain the Group's SoCs that are found to infringe SigmaTel's U.S. patents. The Group has retained outside counsel and is vigorously participating in the defence against these allegations set forth in these proceedings. On March 20, 2006, an initial determination from ITC ("Initial Determination") has found that the Group infringed two of SigmaTel's U.S. patents. The ruling includes a recommendation that the ITC issue an order barring any PMPs which utilize the Group's products that contain two gigabytes or less in flash memory from being imported into the United States. On June 19, 2006, the ITC modified a key claim construction under patent number 6,366,522 and requested the administrative law judge to reconsider some of his rulings in light of the modified claim construction. The ITC, however, declined to review the administrative law judge's rulings with respect to patent number 6,633,187, as the ITC believes the disputed issues are outside of its scope of review. On September 15, 2006, the ITC announced its final determination that certain of the Group's SoCs had infringed the 6,633,187 patent and certain of the Group's SoCs, utilizing a prior version of firmware, had infringed the 6,366,522 patent. The ITC's final determination subject to further discretionary review by the President of the United States and will be subject to appeal at the United States Circuit Court for the Federal Circuit. During the presidential review period, which ended on November 14, 2006, the Group's SoCs that are alleged to infringe and are sold into the United States will be subject to a bond of US$0.29 per SoC. Subsequently, SigmaTel's district court complaint for patent infringement alleging that the Group has infringed the 6,366,522 patent and 6,633,187 patent has been dismissed.  Pursuant to a stipulation jointly filed by SigmaTel and Actions on January 3, 2007, the U.S. District Court Western District of Texas, Austin Division, has dismissed all further civil proceedings before it with respect to SigmaTel's suit for patent infringement.

On January 4, 2007 the Group filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit (the "CAFC") to review the September 15, 2006 decision of the United States International Trade Commission in the Matter of Audio Processing Circuits, and Products Containing Same, Investigation no. 337-TA-538.

On June 21, 2007, the Group settled all the disputes with SigmaTel. Under the terms of the settlement, all outstanding claims and counterclaims in the lawsuits would be dismissed. Both companies also agreed to not pursue possible third party IP infringements or new legal actions against each other and their respective customers for three years. Additionally, both companies entered into a comprehensive cross-license agreement covering patents owned or controlled by either party or its subsidiaries.

ACTIONS SEMICONDUCTOR CO., LTD.

16.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Contingencies - continued

(ii)
Two of the Group's former advisors have filed a compliant in the U.S. District Court for the Southern District of California against the Group on August 17, 2006, seeking compensatory damages for services rendered. The Group has filed a motion to dismiss the complaint on the grounds that it is not subject to personal jurisdiction in California and that the Peoples' Republic of China would be the more appropriate forum for this litigation. That motion is currently pending before the U.S. District Court for the Southern District of California. No provision has been made in the consolidated financial statements because the Group is in the process of assessing the claim at this preliminary stage and has no reliable basis to reasonably estimate the Group's potential liability, if any.

(iii)
One of the Group's former employees has filed a compliant in the PRC district court of Zhuhai against the Group seeking compensatory damages for services rendered. On July 10 2007, the court ruled that an compensation of $780 had to be paid. The Group decided not to appeal and has paid the compensation per Court ruling in full.

While management, including internal counsel, currently believes that the ultimate outcome of this proceeding, will not have a material adverse effect on the Group's financial position, litigation is subject to inherent uncertainties. If an unfavourable ruling was to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs.

ACTIONS SEMICONDUCTOR CO., LTD.

17.	CUSTOMERS

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group's net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2005	2006	2007

Customer A	26%	24%	16%
Customer B	17%	12%	-
Customer C	13%	11%	-
Customer D	12%	10%	10%
Customer E	-	-	12%
Customer F	-	-	13%
	68%	57%	51%

	Accounts receivable
	At December 31,
	2006	2007

Customer A	33%	21%
Customer B	-	-
Customer C	17%	13%
Customer D	17%	12%
Customer E	-	16%
Customer F	-	18%
	67%	80%

ACTIONS SEMICONDUCTOR CO., LTD.

18.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution plan. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The total contributions for these employee benefits were $208, $528 and $981 for the years ended December 31, 2005, 2006 and 2007, respectively.

19.	MAJOR NON CASH TRANSACTIONS

During 2007, the Group acquired certain intangible assets from third parties. The payable of $1,379 and $880 was recorded as accrued expenses and other current liabilities as the amount has not yet settled as of December 31, 2006 and 2007, respectively.

20.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2005 and 2006, the Group received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders of the Company amounting to $600 and $540, respectively. For the year ended December 31, 2007, there were no consultancy services received from the shareholders of the Company.

Mr. Hsiang-Wei Lee, the former Chief Financial Officer and current Chairman of the Company, was a shareholder and director of a customer of the Company, Digital Vision Incorporation Limited ("DVI"). As of December 31, 2006, Mr. Hsiang-Wei Lee has disposed of all his equity interests in DVI, which were acquired before becoming the Company's Chief Financial Officer and resigned as director of DVI. As of December 31, 2006, accounts receivable includes a balance due from DVI of $2,192. For the year ended December 31, 2006, the Group recognized net sales of $3,372 to DVI.

During the year ended December, 31, 2007, the Group recognized income of $278 for granting of rights to use its proprietary technology in SoCs for energy metering business indefinitely to an affiliate, Hi-Trend. Further, during the year ended December 31, 2007, the Group made sales for testing services to Hi-Trend amounting to $308. Effective November 2007, the Group ceased to exercise its significant influence on Hi-Trend and the Group's holding in Hi-Trend was recorded as other investments under the cost method of accounting as of December 31, 2007.

During the year ended December 31, 2007, the Group received agency services from Namyoung Corporation for introducing customers and paid commission fee to Namyoung Corporation amounting $159. Mr. Kang, Byung-Jin (Peter), who is the president of Nanyoung Corporation, was also the director and chairman of the board of the Company before resigning from the Board of the Company on October 29, 2007.

During the year ended December 31, 2007, the Group recognized net sales of $13,694 from G.M.I. Technology Inc. ("GMI"). As of December 31, 2007, accounts receivable included a balance due from GMI of $943. GMI's president is a family member of the Group's CEO.

ACTIONS SEMICONDUCTOR CO., LTD.

21.	MAINLAND CHINA PROFIT APPROPRIATION AND RESTRICTION ON CAPITAL REPATRIATION

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group's discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2006 and 2007, the balance of these of the Company's PRC subsidiaries reserves amounted to $5,170 and $9,380, respectively.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries are also restricted. As of December 31, 2007, the total amount of the restricted capital and reserves amounted to $106,885.

ACTIONS SEMICONDUCTOR CO., LTD.

SCHEDULE 1
BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$31,894	$13,635
Amounts due from subsidiaries	496	615
Prepaid expenses and other current assets	253	180
Total current assets	32,643	14,430

Investments in subsidiaries	219,453	279,733
Acquired intangible assets, net	554	663
TOTAL ASSETS	$252,650	$294,826
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,812	$1,349
Amounts due to subsidiaries	41,808	33,684
Amounts due to shareholders	10	-
Total current liabilities	43,630	35,033
Commitments and contingencies

Shareholders' equity:
Ordinary shares of par value $0.000001:
2,000,000,000 shares authorized
508,178,118 (2006: 516,000,000) shares issued and outstanding	$1	$1
Additional paid-in capital	50,341	43,679
Accumulated other comprehensive income	4,396	9,628
Retained earnings	154,282	206,485
Total shareholders' equity	209,020	259,793
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$252,650	$294,826

ACTIONS SEMICONDUCTOR CO., LTD.

SCHEDULE 1
STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year ended December 31,
	2005	2006	2007
Operating expenses:
Research and development	$(816)	$-	$(364)
General and administrative	(1,664)	(2,590)	(3,150)
Total operating expenses	(2,480)	(2,590)	(3,514)
Loss from operations	(2,480)	(2,590)	(3,514)
Interest income	119	1,701	1,179
Loss before income taxes	(2,361)	(889)	(2,335)
Share of net profits of subsidiaries, net of taxes	75,966	75,450	54,538
Net income	$73,605	$74,561	$52,203

ACTIONS SEMICONDUCTOR CO., LTD.

SCHEDULE 1
STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

				Accumulated	Accumulated
				other	(deficit)
	Ordinary shares		Additional	comprehensive	retained		Comprehensive
	Number	Amount	paid-in capital	income	earnings	Total	income

Balance at January 1, 2005	480,000,000	$-	$5,000	$1	$26,116	$31,117	$26,486

Issue of shares upon the initial public
offering, net of offering expenses	36,000,000	1	44,629	-	-	44,630	-
Dividend	-	-	-	-	(20,000)	(20,000)	-
Foreign currency translation adjustments	-	-	-	1,223	-	1,223	1,223
Net income	-	-	-	-	73,605	73,605	73,605

Balance at December 31, 2005	516,000,000	$1	$49,629	$1,224	$79,721	$130,575	$74,828

Reversal of overprovision of
capitalized offering expenses	-	-	712	-	-	712	-
Foreign currency translation adjustments	-	-	-	3,172	-	3,172	3,172
Net income	-	-	-	-	74,561	74,561	74,561

Balance at December 31, 2006	516,000,000	$1	$50,341	$4,396	$154,282	$209,020	$77,733

Repurchase of ordinary shares	(7,821,882)	-	(6,662)	-	-	(6,662)	-
Foreign currency translation adjustments	-	-	-	5,231	-	5,231	5,231
Unrealised gains on other investments	-	-	-	1	-	1	1
Net income	-	-	-	-	52,203	52,203	52,203

Balance at December 31, 2007	508,178,118	$1	$43,679	$9,628	$206,485	$259,793	$57,435

ACTIONS SEMICONDUCTOR CO., LTD.

SCHEDULE 1
STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2005	2006	2007
Operating activities:
Net income	$73,605	$74,561	$52,203
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Share of net profits of subsidiaries	(75,966)	(75,450)	(54,538)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(149)	(104)	73
Accrued expenses and other current liabilities	3,757	(1,233)	(463)
Amounts due to subsidiaries	27,478	14,330	(8,124)
Net cash provided by (used in) operating activities	28,725	12,104	(10,849)
Investing activities:
Capital contribution in subsidiaries	(10,400)	(22,125)	(510)
Increase in amounts due from subsidiaries	(50)	(446)	(119)
Purchase of intangible assets	-	(554)	(109)
Cash used in investing activities	(10,450)	(23,125)	(738)
Financing activities:
Capital contribution	44,630	-	-
Repurchase of common stock	-	-	(6,662)
Amounts due to shareholders	-	77,377	-
Repayment of amounts due to shareholders	-	(77,367)	(10)
Dividend paid	(20,000)	-	-
Cash provided by (used in) financing activities	24,630	10	(6,672)
Net increase (decrease) in cash and cash equivalents	42,905	(11,011)	(18,259)
Cash and cash equivalents at the beginning of the year	-	42,905	31,894
Cash and cash equivalents at the end of the year	$42,905	$31,894	$13,635

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO SCHEDULE 1

1.	Schedule 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year.

As of December 31, 2007, $106,386 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2005, 2006 and 2007.

2.	Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its subsidiaries.