Form 20-F
period 2008-12-31
Actions Semiconductor Co., Ltd.
filed 2009-04-17
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		3

FORWARD-LOOKING STATEMENTS		3

PART I		4

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		4

ITEM 3. KEY INFORMATION		4

A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6

ITEM 4. INFORMATION ON THE COMPANY		23

A.	History and Development of the Company	23
B.	Business Overview	24
C.	Organizational Structure	34
D.	Property, Plant and Equipment	35

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		35

A.	Operating Results	35
B.	Liquidity and Capital Resources	42
C.	Research and Development, Patents and Licenses, etc.	46
D.	Trend Information	48
E.	Off-balance Sheet Arrangements	49
F.	Tabular Disclosure of Contractual Obligations	49

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		49

A.	Directors and Senior Management	49
B.	Compensation	50
C.	Board Practices	53
D.	Employees	53
E.	Share ownership	54

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		54

A.	Major Shareholders	54
B.	Related Party Transactions	54
C.	Interests of Experts and Counsel	56

ITEM 8. FINANCIAL INFORMATION		56

A.	Consolidated Statements and Other Financial Information	56
B.	Significant Changes	57

ITEM 9. THE OFFER AND LISTING		57

A.	Offer and Listing Details	57
B.	Plan of Distribution	58
C.	Markets	58
D.	Selling Shareholders	58
E.	Dilution	58
F.	Expense of the Issue	58

ITEM 10. ADDITIONAL INFORMATION		58

A.	Share Capital	58
B.	Memorandum and Articles of Association	58
C.	Material Contracts	67
D.	Exchange Controls	67

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

Solely for the convenience of the reader, certain Renminbi amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York at each specified date. As of December 31, 2008 and April 10, 2009, the noon buying rate for one U.S. dollar was RMB 6.8225 and RMB 6.8333, respectively. The table below indicated the highest and lowest exchange rates from Renminbi to U.S. dollars for the each period. We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or Renminbi, as the case may be, at any particular rate.

Per U.S. dollar	High		Low
2006	RMB	7.8041	RMB	8.0702
2007		7.2946		7.8127
2008		6.7800		7.2946
First Quarter		7.0105		7.2946
Second Quarter		6.8591		7.0185
Third Quarter		6.7800		6.8705
Fourth Quarter		6.8171		6.8842
October		6.8171		6.8521
November		6.8220		6.8373
December		6.8225		6.8842
2009
First Quarter		6.8225		6.8470
January		6.8225		6.8403
February		6.8241		6.8470
March		6.8240		6.8438
April (through April 10, 2009)	6.8333		6.8361

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

The selected consolidated financial data presented below as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except number of shares data.

INCOME STATEMENT

	For the year ended December 31,
	2004		2005		2006		2007		2008
	(thousands, except per share data)

Revenues:
System-on-a-chip products	US$	55,236	US$	149,369	US$	170,129	US$	116,320	US$	94,916
Semiconductor product testing services		2,021		253		99		308		214
Total revenues		57,257		149,622		170,228		116,628		95,130
Cost of revenues:
System-on-a-chip products		(25,565)		(60,518)		(75,853)		(56,687)		(47,248)
Semiconductor product testing services		(1,575)		(68)		(58)		(231)		(177)
Total cost of revenues		(27,140)		(60,586)		(75,911)		(56,918)		(47,425)
Gross profit		30,117		89,036		94,317		59,710		47,705
Other operating income		128		1,122		1,634		392		797
Operating expenses:
Research and development		(2,400)		(7,825)		(9,773)		(12,381)		(19,477)
General and administrative		(769)		(8,968)		(8,663)		(10,485)		(10,399)
Selling and marketing		(594)		(1,375)		(1,626)		(1,880)		(1,694)
Total operating expenses		(3,763)		(18,168)		(20,062)		(24,746)		(31,570)
Income from operations		26,482		71,990		75,889		35,356		16,932
Other income		—		—		—		11,570		1,213
Dividend income		—		—		—		—		20
Fair value change in trading securities		—		—		—		—		92
Interest income		28		1,148		4,876		7,162		11,912
Interest expenses		—		(77)		(160)		(82)		(4)
Income before income taxes, equity in net loss of an equity method investee and minority interests		26,510		73,061		80,605		54,006		30,165
Income taxes (expense) credit		(25)		526		(5,984)		(2,202)		(3,632)
Equity in net loss of an equity method investee		—		—		(156)		(383)		(576)
Minority Interests		—		18		96		220		166
Net income	US$	26,485	US$	73,605	US$	74,561	US$	51,641	US$	26,123

	For the year ended December 31,
	2004		2005		2006		2007		2008
Net income per share:
Basic and diluted	US$	0.055	US$	0.152	US$	0.144	US$	0.101	US$	0.052
Net income per ADS:
Basic and diluted	US$	0.331	US$	0.914	US$	0.867	US$	0.603	US$	0.312
Dividend declared per share		—	US$	0.041		—		—		—
Weighted-average shares used in computation:
Basic and diluted		480,000,000		483,000,000		516,000,000		513,588,069		501,763,805

CASH FLOW
	For the year ended December 31,
	2004		2005		2006		2007		2008
	(thousands)
Cash provided by (used in):
Operating activities	US$	29,694	US$	77,140	US$	76,774	US$	46,816	US$	9,930
Investing activities		(997)		(28,567)		(48,188)		(111,147)		(30,683)
Financing activities		877		27,128		(1,917)		(4,411)		(8,423)

BALANCE SHEET

	At December 31,
	2004		2005		2006		2007		2008
	(thousands)
Cash and cash equivalents	US$	32,013	US$	108,896	US$	137,778	US$	72,054	US$	45,435
Time deposits		—		23,172		45,713		2,613		61
Restricted cash		—		2,478		—		1,782		440
Marketable securities		—		—		20,531		165,317		201,151
Trading securities		—		—		—		—		19,299
Accounts receivable, net		3,529		8,025		3,667		5,103		2,435
Amount due from a related party		—		—		2,192		943		1,497
Notes receivable		1,825		1,722		2,154		372		74
Inventories		5,018		7,023		6,280		12,542		8,720
Prepaid expenses and other current assets		1,328		1,973		6,413		2,479		1,532
Amount due from an equity method investee		—		—		133		—		—
Deferred tax assets		—		528		662		739		686
Income tax recoverable		—		11		—		—		—
Total current assets		43,713		153,828		225,523		263,944		281,330
Investment in an equity method investee		—		500		1,469		1,719		4,142
Other investments ($82 and $196 carried at fair value as of Decemeber 31, 2007 and 2008, respectively)		—		—		—		5,479		7,044
Rental deposits		24		11		52		79		39
Property, plant and equipment, net		1,411		2,360		5,309		6,436		7,144
Land use right		—		—		1,440		1,509		1,580
Acquired intangible assets, net		14		1,889		3,787		5,849		4,197
Deposit paid for acquisition of property, plant and equipment		—		—		91		27		403
Deferred tax assets		—		—		—		—		206
Total assets	US$	45,162	US$	158,588	US$	237,671	US$	285,042	US$	306,085
Total current liabilities		13,900		27,307		28,165		24,921		14,915
Other liabilities		145		124		—		686		249
Deferred tax liabilities		—		—		—		—		1,750
Total liabilities		14,045		27,431		28,165		25,607		16,914
Minority interests		—		582		486		204		35
Total shareholders’ equity		31,117		130,575		209,020		259,231		289,136
Total liabilities & shareholders’ equity		$45,162		$158,588		$237,671		$285,042		$306,085

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We wish to caution the readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in American Depository Shares (“ADSs”)  that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Company

Recent worldwide economic downturn and crisis in the financial industry have adversely affected the demand for our products, which directly impacts our business and results of operations.

The recent systemic economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the consumer electronic market. Our customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services. There could also be a number of knock-on effects from such turmoil on our business, including continued decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. Current uncertainty in global economic conditions also poses a risk to the overall economy that could impact our ability to manage commercial relationships with our customers, suppliers and creditors. Revenues for our System-on-a-Chip (“SoC”) products have decreased by US$53.8 million, or 31.6%, from US$170.1 million in 2006 to US$116.3 million in 2007, and further decreased by US$ 21.4 million, or 18.4%, to US$94.9 million in 2008 compared to 2007.

Our customers are facing challenges in the current economic downturn. If they cannot perform their obligations to us, our financial results could suffer.

As economic conditions deteriorate, certain of our customers may face liquidity concerns and may delay or be unable to satisfy their payment obligations. We may face increased payment and performance risk in the current economic downturn from our customers. In order to promote sales, we may be required to provide extended payment terms, financing arrangements or other modified sale terms for some customers, which will increase our sales expenses and further increase our exposure to customer credit risk, all in an environment of downward pressure on average selling prices. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, more allowance for doubtful accounts may be required. Furthermore, if any of our customers become insolvent or commence bankruptcy or similar proceedings, our receivables from such customers may become uncollectible, which may lead to additional bad debt expense for us and may adversely affect our results of operations and cash flows.

We derive almost all of our revenues from our SoCs for portable media players, and we cannot be sure that sales of these products will not decline further.

We derive almost all of our revenues from sales of our SoCs for portable media players. In 2007, the average selling price of our SoCs declined by approximately 28.8% and our units shipped decreased by 3.2% compared to 2006. In 2008, the average selling price of our SoCs declined by approximately 15.5% and our units shipped also decreased by 3.4% compared to 2007. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that portable media players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, if market demand shifts rapidly toward portable, multifunctional electronic products such as mobile phones with add-on portable media player functionality and away from stand-alone portable media players, our sales of our SoCs for portable media players may decline. The migration and adoption of 3G mobile phone networks may also cause the embedding of portable media player functionality into mobile phones to grow in popularity as 3G technology allows audio, image and video files to be readily downloaded to mobile phones. We may not be able to compete with SoC providers that target mobile phone manufacturers by combining mobile phone and portable media player functionality into one SoC. We may not be able to timely develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2008 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal controls over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Because of the lengthy product development periods for our products and the headcount driven nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

It can take nine to 18 months for us to design, develop and commence production of our products, and commercial production of consumer end-products that use our SoCs can take an additional two to six months. Product development cycles for our products are lengthy for a number of reasons:

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

Because most of our expenses are associated with our headcounts by nature or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. We are currently expanding our staffing and increasing our expenditures to support future growth, which may increase our cost of revenues and operating expenses. If our growth does not materialize, our operating results would be adversely impacted.

As a result of the time it takes to begin commercial production and sales of a new product, and the fact that a significant portion of our operating expenses are driven primarily by the personnel compensation or incurred in advance of anticipated sales, we may incur substantial expenses in developing new products before we earn associated revenues. For example, we incurred significant development expenses in late 2004 and early 2005 in connection with our ATJ2097 series SoCs, while we were not able to introduce this product to the market until June 2005. Similarly, we incurred significant development expenses in 2005, 2006 and 2007 in connection with the development of our new Series 13 SoCs, and we were not able to rollout these products smoothly due to the complexity of integrating firmware on the complicated MIPS structure. In addition, as the markets for the end products that incorporate our products are rapidly evolving and subject to changing consumer preferences, the products we design may not be in demand by our customers at the time we complete our product development process. As a result, the total sales volume of Series 13 SoCs in 2008 was only 2.4 million units. This could cause us to miss the sales targets we set for these products when we commence development activities and we may not be able to decrease our operating expenses in a timely manner to offset such short-fall in sales, which would adversely affect our results of operations.

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

In 2008, we successfully completed the migration from 0.18 micron to 0.162 micron. We are currently further transitioning our SoCs for portable media players from 0.162 micron to 0.13 micron processing technology in order to continue to satisfy our customers’ demands and to maintain our competitiveness. This transition requires us to redesign some products and integrated circuit designs that we use in multiple products, and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller micron process geometry.

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

In 2006, 2007 and 2008, sales to our top five customers accounted for approximately 64%, 59% and 69% of our revenues, respectively. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that use our SoCs and solution development kits. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance.

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

The manufacturing yields for our new products tend to be lower initially and increase as the contract foundry achieves full production. For example, it took us nine months to increase the yield of our Series 8 SoCs from 67% to 90%, it took us only one full month to increase the yield of our ACU 75 series SoCs from 68% to 87%, but again it took us seven months to increase the yield of our Series 13 products from 69% to 85%.Our product pricing is based on the assumption that increases in manufacturing yields will continue, even with the increasing complexity of our semiconductors. However, we may experience fluctuations in the manufacturing yield in some cases and thus may be unable to sustain as high and improving yield level as we expected. Furthermore, shorter product life cycles require us to develop new products faster and require our contract foundry to manufacture these products in shorter periods of time. In some cases, these shorter manufacturing periods may not reach the high volume manufacturing periods conducive to higher manufacturing yields and declining costs. If our contract foundry fails to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we may be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

Our products are complex and may require modifications to resolve undetected errors or failures in our hardware and software, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

 Our SoCs and total solutions are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and harm both our customer relations and business reputation. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. For example, we experienced a delay in the introduction of our ATJ225X series SoCs, due to the need to revise a part of our design to improve the electrostatic discharge (ESD) protection capability, which could have caused a low production yield rate during our customers’ manufacture process if not fixed. We provide warranties for product defects under which we must collect and replace defective goods upon receipt of notice from our customers. Increased claims under these warranties would increase our costs and adversely affect our profitability. Defects could also lead to liability as a result of lawsuits against us or against our customers.

Our products are manufactured among several sites throughout China. Failure to deliver the work-in-process in time from one site to another may lead to higher operation costs, decrease in sales and unfavorable reputation and customer services.

Our principle operation center and our third-party manufacturing partners such as foundry service providers, testing houses and packing subcontractors are all located throughout China. The distance between two manufacturing sites is significant and the delivery of raw material, work-in-process, and finished goods relies on the land-carriage and air-express, which are restricted by the weather and transportation conditions. Any delay in delivery could have a negative effect on our operations and may lead to higher cost of operation, decreases in sales, reputational damages and hurt our relationships with our customers.

Our principal contract foundry, other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant risk of snowstorms, earthquakes, typhoons, and adverse consequences related to the outbreak of SARS (Severe Acute Respiratory Syndrome), avian influenza and other public health concerns.

The principal contract foundry that manufactures our products and all of the principal subcontractors that assemble, package, and test our products are located in either China, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of snowstorms, earthquakes, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near our principal contract foundry or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. For example, in January and February of 2008, China’s worst snowstorm in more than half a century had a significant adverse impact on the transportation and the economy of China, where airports were closed, overland transport systems were paralyzed and the crash of the electric grid blacked out several cities. In May 2008, a major earthquake occurred with its epicenter in Sichuan, China. The earthquake caused over 69,000 known deaths and an estimated property damage in excess of US$20 billion. Also, the 2003 outbreak of SARS curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, which had a significant adverse effect on the economies of many countries in this region. In addition, since 1997, certain Asian countries, including China, have, from time to time, encountered incidents of avian influenza that resulted in several confirmed human cases and deaths. Any future outbreaks of SARS, avian influenza or other public health concerns could exert a significant negative impact on the economy in China and the Asia-Pacific region.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

The industry in which we operate is highly cyclical and is currently experiencing an unprecedented downturn which has negatively impacted our business. Currently, this industry is experiencing a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn. The unprecedented nature of the current global financial crisis and economic downturn may result in changes in the semiconductor industry and the manner in which we must conduct our business, in ways that cannot now be predicted.

We may also in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

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

Any variation in our period-to-period performance may cause our stock price to fluctuate.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete successfully and we may lose or be unable to gain market share.

We face competition from a relatively large number of competitors in China and internationally. In the portable media player market, our principal competitors include ALi, Anyka, Buildwin, Freescale, Grain Media, Rockchips, Samsung, Silicon Motion, Sino Wealth, Sunplus and Telechips. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design houses.

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

Our future success is heavily dependent upon the continued service of our board of directors and key executives. Our future success is also dependent upon our ability to attract and retain qualified senior and mid-level managers to our management team. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. We do not maintain life insurance for any of our key executives.

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

We believe we are a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, for calendar year 2008 and in future years. Assuming the Company is treated as a PFIC, U.S. investors in the ADSs will be subject to certain adverse U.S. federal income tax rules.

We believe we are a PFIC, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for calendar year 2008 and believe we will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences, for U.S. holders. See the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of our ADSs are encouraged to consult their own tax advisers.

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

To resolve any claim made against us, we may be required to develop alternative non-infringing technology or obtain a license for the relevant intellectual property, each of which could be costly and time consuming. Licenses may not be available to us on commercially reasonable terms and conditions, or at all. We might also be required to cease using the trademark or trademarks under which our products were being marketed and sold. If any infringement or other intellectual property-based claim made against us by any third-party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, financial condition and results of operations could be materially and adversely affected.

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

We generally rely on patent, copyright, trademark, trade secret and other intellectual property laws to establish and protect the proprietary rights in our know-how, technology, products, and product names. As of December 31, 2008, we hold 23 issued patents and have 82 patent applications pending in the mainland of China and we have three pending patent applications under the Patent Cooperation Treaty, or PCT. We also have 11 proprietary rights granted for layout-design of integrated circuits, eight registered trademarks and 29 trademark applications pending in the mainland of China. In addition, we also hold four registered trademarks in Hong Kong, four registered trademarks in Taiwan, two registered trademarks in the United States, one registered trademark in the European Union and one registered trademark in India. We also have an aggregate of 27 trademark applications pending in Hong Kong, Taiwan, the United States, European Union, Russia, Korea, Japan, Canada, Brazil, India and Singapore. The applications may not be granted, or if granted, may be challenged, invalidated, or circumvented by others. Further, we cannot be sure that any rights granted under patents, trademarks, copyrights or proprietary rights that are issued or registered will be sufficient to protect our technology or will in fact provide competitive advantages to us. If we are unable to protect the key intellectual properties that we develop and use in our products, our ability to compete effectively may be diminished.

Our success also depends on our other rights in proprietary technology. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we also typically enter into confidentiality agreements with our employees and consultants. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspect of our platforms, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and licensing agreements, unauthorized parties may attempt to copy or otherwise obtain and use our platforms or technology. It is difficult to monitor unauthorized use of technology, particularly in China and other developing countries. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. Even where we take such actions, we cannot assure you that we will be successful or that our rights will be protected. Further, our headquarters, manufacturing operations and the principal market of most of our products are located in China. Our efforts to protect our proprietary rights could be ineffective in China where the laws may not protect proprietary rights as effectively as the laws do in other countries such as the United States.

Our intellectual property indemnification practices may adversely impact our business.

From time to time, we may be required to indemnify our customers for certain costs and damages of patent and copyright infringement in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers and may adversely impact our business.

Risks Related to our Industry

Demand for our products is highly dependent on the consumer electronics market, which is characterized by short product life cycles and subject to risks related to product transitions and supply of other components.

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’ , ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory, that our customers require for manufacturing the consumer end product. For example, if our customers are unable to obtain sufficient supplies of other key components in their portable media players, the sales of our products that are also used in such devices would be adversely affected. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

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

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product life cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling price. Currently, the semiconductor industry is experiencing a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn. The unprecedented nature of the current global financial crisis and economic downturn may result in changes in the semiconductor industry and the manner in which we must conduct our business, in ways that cannot now be predicted. If the global economic crisis continues unabated, we anticipate our results of operations may be materially and adversely affected for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to semiconductor industry conditions, general economic conditions and other factors.

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

Certain of our employees and management are Taiwanese Persons. The Taiwan government may interpret its current regulations and policies, or the Taiwan government may change or amend its regulations and policies in this area, such that it considers one or more of our employees and management as having inappropriate control and influence. Such employee or manager, including our chief executive officer, could be required to leave the company or be subject to sanctions by the Taiwan Government.

A slowdown in the growth of the Chinese economy may slow down our growth and profitability.

Our business is primarily dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for portable media players will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago, the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. There can be no assurance that growth of the Chinese economy will be steady, uniform or that any slowdown will not have a negative effect on our business.

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

Each of our principal and major PRC subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), respectively, is a foreign invested enterprise operating in a designated economic zone. Actions Semiconductor (Zhuhai) benefited from a 7.5% preferential enterprise income tax rate for the year ended December 31, 2007, and 9.0% for the year ended December 31, 2008. Artek Microelectronics (Shenzhen) is exempted from income tax duty for the years ended December 31, 2007 and 2008. We expect that our overall tax payment will increase in 2009 and will further increase following the expiry of the above preferential tax treatment in December 2011.

We may be deemed a Chinese resident enterprise under the new PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.

Under the new PRC Enterprise Income Tax Law, effective January 1, 2008, if any enterprise incorporated outside the PRC has its “de facto management body” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and be subject to the unified enterprise income tax rate of 25%. On December 6, 2007, the Implementation Rules of the Enterprise Income Tax Law were promulgated. It defined the “de facto management body” as an organization actually managing and controlling an enterprise’s production, operation, personnel, finance and assets. We cannot rule out the possibility that we and/or certain of our subsidiaries that are not incorporated in the PRC may be considered as PRC tax resident enterprises by the PRC taxation authorities in the future. According to the new Enterprise Income Tax Law, dividends received by a PRC tax resident enterprise from another PRC tax resident are exempted from Enterprise Income Tax except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, given the short history of the new Enterprise Income Tax Law, it remains unclear how the resident enterprise provision will be implemented in practice with respect to overseas holding companies and whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC tax resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from Enterprise Income Tax. Our financial condition may be materially and adversely affected if such dividends are subject to enterprise income tax.

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

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. Due to the potential substantial volatility of currency exchange rates caused by the unprecedented turmoil in the global financial market, we cannot predict the effect of exchange rate fluctuations upon our financial statements and future operating results. Generally, if the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may partially offset by the fact that we also incur substantial expenses and liabilities in foreign currencies. We believe that the potential loss that would result from an increase or decrease in the exchange rate may have an adverse impact on us.

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. However, since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China by 0.5% each day since May 21, 2007. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.

As we rely entirely on dividends paid to us by Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), any significant devaluation of the Renminbi may have a material adverse effect on our revenues in U.S. dollars and our financial condition.

Reduction in interest rates will result in a decrease in our interest income.

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and other financial institutions. In 2006, 2007 and 2008, the rate of return on cash deposit was 2.9%, 3.2% and 4.7%, respectively. However, in light of the current global economic crisis, interest rates for cash deposits may be reduced in the future. For example, China’s central bank cut interest rates several times since 2008. As of December 31, 2007 and 2008, the one-year Renminbi deposit rate was 4.14% and 2.25% in China. If global economic and market conditions remain uncertain or deteriorate further, decreased interest rate might adversely affect out interest income and further impact our net income.

We have not used derivative financial instruments in our investment portfolio to hedge interest rate risks or otherwise. Interest-earning instruments carry a degree of interest rate risk. However, historically we have not been exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with the changes in interest rates.

The global economic downturn may cause a decrease in the value of our assets, resulting in a decrease in shareholder’s equity.

As of December 31, 2008, we had properties, intangible assets, long-term investments and inventories of US$ 8.7 million, US$ 4.2 million, US$ 11.2 million and US$ 8.7 million, respectively. The global economic downturn may have a great impact on the value of our assets and the value of our properties and intangible assets may decrease. We may also experience a decrease in our long-term investments due to the loss of profits of our subsidiaries. In addition, the demand for our products may decline sharply in an economic downturn, but our ability to reduce inventories quickly is limited by delays associated with order cancellations, the lag between production and delivery of our products, and reducing deliveries from our supplier pipeline. During an extended downturn, a portion of our inventory may have to be written down as excess or obsolete if it is not sold in a timely manner. Therefore, the value of our total assets may decrease, which will adversely affect shareholder’s equity.

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

We are a fabless semiconductor company that engages primarily in the businesses of designing, developing and marketing integrated platform systems, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable multimedia players. Also, based on the primary activities of our officers and directors and an analysis of our income during 2008, we do not believe we will be considered an investment company. Nevertheless, a part of the determination of whether we will be an investment company will be based upon the composition and value of our assets, a significant portion of which are time deposits, restricted cash in the form of loan guarantees and marketable securities that are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company.

If we were to become subject to the requirements of the 1940 Act, our operations and results would be negatively impacted in a significant manner, including among other possible effects, our inability to borrow money or raise capital through the offer and sale of our securities in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission. Additionally, we would be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid becoming an "investment company" as defined under the 1940 Act. We may incur significant costs and management time to avoid being considered an investment company under the Investment Company Act of 1940, as amended.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing price of our ADSs on the Nasdaq Global Market has ranged from US$12.24 to US$1.35 per ADS and the last reported sale price on April 16, 2009 was US$1.70. Our ADSs price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including those discussed in this Risk Factors section. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will be traded. We cannot give any assurance that these factors will not occur in the future.

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

We, Actions Semiconductor Co., Ltd., are an exempted company incorporated under the Companies Law (2007 Revision) of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 2 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 16, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we established in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor Co., Ltd., a subsidiary incorporated on December 28, 2001 in Zhuhai, China, which we refer to as Actions Semiconductor (Zhuhai). We conduct substantially all of our operations through Actions Semiconductor (Zhuhai) until Artek Microelectronics (Shenzhen), another wholly owned subsidiary in China with focus on the design, manufacturing, and marketing of SoCs for portable media players, was established on March 14, 2006.

As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company through which to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00, Actions Technology (HK) Company Limited, or Actions Technology (HK), a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs and receiving and delivery infrastructure. In addition, certain of our customers may be able to conduct global tax planning by making purchases through our Hong Kong subsidiary.

On November 17, 2005, we established a subsidiary in the British Virgin Islands, Actions Microelectronics Co., Ltd., or Actions Microelectronics (BVI), which serves as a holding company of our research and development center. On December 19, 2005, Actions Microelectronics (BVI) established a subsidiary in Beijing, China, Beijing Actions North Microelectronic Co., Ltd., or Beijing Actions, which serves as our research and development center for imaging and video technology. On February 13, 2006, Beijing Actions North Microelectronic Co., Ltd. changed its English name into Actions Microelectronics Co., Ltd., which we continue to refer to as Beijing Actions. On December 28, 2005, we established a subsidiary in the British Virgin Islands, Artek Microelectronics Co., Ltd., or Artek Microelectronics (BVI), which serves as a holding company for other subsidiaries we may establish in China in the future. On January 16, 2006, Artek Microelectronics (BVI) established a subsidiary in Hong Kong, Artek Microelectronics Co., Ltd., or Artek Microelectronics (HK), which serves as our second sales and customer support center in Hong Kong.

On February 10, 2006, we established a subsidiary in the British Virgin Islands, Actions Capital Investment, Inc., or Actions Capital, through which we may invest in or acquire technologies or companies complimentary to our current operations. On March 14, 2006, Artek Microelectronics (BVI) established a subsidiary in Shenzhen, China, Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), which serves as a part of our sales office and houses our technology service center. On November 6, 2006, we established a subsidiary in Shanghai, China, Actions Investment Consulting (Shanghai) Co., Ltd., or Actions Investment Consulting, which serves as one of our management service center. On March 27, 2008, Actions Semiconductor (Zhuhai) established a subsidiary in Shanghai, China, Shanghai Actions Semiconductor Co., Ltd., or Shanghai Actions, which serves as our research and development center in Eastern China. On January 19, 2009, Actions Capital established a subsidiary in Republic of Malaysia, Actions Capital Investment (Malaysia) Inc., or Actions Capital Malaysia, which serves as a tax-effective investment vehicle of Actions Capital.

According to the new PRC Enterprise Income Tax Law and its implementation regulations, effective on January 1, 2008, for any dividends paid from PRC resident enterprises to nonresident enterprises, a general 10% withholding income tax will be charged by the PRC tax authorities. Hong Kong and Mauritius holding companies, if qualified as Hong Kong and Mauritius tax residents, are subject to 5% preferred tax rate. We determined that it is advantageous for us to adjust our investment structure to use Hong Kong companies to hold our interests in our PRC subsidiaries. On August 17, 2007 and September 6, 2007, we established two subsidiaries in Hong Kong, Actions Microelectronics Co., Ltd., or Actions Microelectronics (HK), and Actions Enterprises (HK) Co., Ltd., or Actions Enterprises (HK), respectively, which serve as the holding companies of our PRC subsidiaries. We wound up two BVI holding companies, Actions Microelectronics (BVI) and Artek Microelectronics (BVI), on December 1, 2007 and 2008, respectively.

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

Industry Background

Portable media players are battery-powered, portable consumer electronic devices that capture, store and play digital media files such as compressed audio, image and video files. Portable media players are featured with a wide range of industry audio compression technologies, the most popular of which include AAC, APE, FLAC, MP3, Ogg Vorbis and WMA, and video compression technologies such as AMV, FLV, H.264, MPEG2/4, RMVB, WMV and XviD.

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

The following table summarizes the key features of our SoCs based on our current series six, series nine, series eleven and series thirteen platforms and their derivatives:

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery life	Storage Media

Six Series:
ATJ2063	December 2006	Portable Media and Embedded Market	• Audio Decode MP3, WMA OGG	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• LED/LCM Color Display Controller • External Segment LCD Driver	20 hrs	• NAND Flash (SLC/MLC)
Nine Series:
ATJ2097	June 2005	Portable Media	• MP3, WMA, OGG, APE DRM 10 • FM Radio • Voice Recording • Video Play-AMV • Picture Browse • MP3 Encoding	• USB 2.0 High Speed • Data Storage • Dictionary • Translator • Data Encryption • Auto Run	• 2.2’QCIF OLED / TFT / CSTN Color Display Controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC/MLC)
ATJ2091	June 2006	Portable Media	• MP3, WMA, OGG, DRM 10 • FM Radio • Voice Recording	• USB 2.0 High Speed • Data Storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / STN Display Controller • External Segment LCD Driver • LED	20 hrs	• NAND Flash (SLC/MLC)
ATJ2093	July 2006	Portable Multi-media	• MP3, WMA, OGG • DRM 10 • FM Radio • Voice Recording • Video Play-AMV • Picture Browse • MP3 Encoding • SRS WOW/SRS WOW HD	• USB 2.0 High Speed • Data storage • Dictionary • Data Encryption • Auto Run	• 1.5’-2.0’ OLED / TFT/CSTN Color Display • LCM/Segment LCD LED Display	20 hrs	• NAND Flash (SLC/MLC)

ACU75 Series:
ACU7502/7512	July 2006	Portable Multi-media	• MP3, WMA, OGG • DRM 10 • Voice Recording • Picture Browse • SRS WOW	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• OLED Display • LCM/Segment LCD	20 hrs	• NAND Flash (SLC/MLC)
ACU7503/7513	July 2006	Portable Multi-media	• MP3, WMA, OGG • FM • Voice Recording • Picture Browse • SRS WOW	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• OLED Display • LCM/Segment LCD	20hrs	• NAND Flash (SLC/MLC)
ACU7 505/7515	July 2006	Portable Multi-media	• MP3, WMA, OGG • DRM 10 • FM Radio • Voice Recording • Video Play-AMV • Picture Browse • MP3 Encoding • SRS WOW/SRS WOW HD	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• 1’ -2.0’ OLED / TFT/CSTN Color Display • LCM/Segment LCD LED Display	20hrs	• NAND Flash (SLC/MLC)
Eleven Series:
ATJ2110	June 2008	Portable Multi-media	• Audio Decode MP3, WMA OGG, APE • SRS WOW/ WOW HD	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• LED/Mono LCM Display Controller • External Segment LCD Driver	20hrs	• NAND Flash (SLC/MLC 50nm)
ATJ2111	April 2008	Portable Multi-media	• MP3, WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • SRS WOW/ WOW HD	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• LED/Mono LCM Display Controller • External Segment LCD Driver	20hrs	• NAND Flash (SLC/MLC 50nm)
ATJ2113	May 2008	Portable Multi-media	• MP3, WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • SRS WOW/ WOW HD • Picture Browse	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• LED/Mono LCM Display Controller • External Segment LCD Driver	20hrs	• NAND Flash (SLC/MLC 50nm) • SD/MMC/MS Card
ATJ2115	March 2008	Portable Multi-media	• MP3, WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • SRS WOW/ WOW HD • Picture Browse • AMV/AVI Video	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• 1.5’-2.2’QCIF+ OLED / TFT / CSTN Color Display Controller	20hrs	• NAND Flash (SLC/MLC 50nm) • SD/MMC/MS Card
AK10 Series:
AK1011	April 2007	Portable Multi-media	• MP3, WMA	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• No Display • LED Display	20hr	• NAND Flash (SLC/MLC 50nm)
AK1025	April 2007	Portable Multi-media	• MP3, WMA, OGG • DRM 10 • FM Radio • Voice Recording • Video Play-AMV • Picture Browse • MP3 Encoding • SRS WOW/SRS WOW HD	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• 1.5’-2.0’ OLED / TFT/CSTN Color Display • LCM/Segment LCD LED Display	20hr	• NAND Flash (SLC/MLC 50nm)
AK 20 Series:
AK2011	June 2008	Portable Multi-media	• MP3, WMA	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• No Display • LED Display	20-30hrs	• NAND Flash (SLC/MLC 50nm)
AK2025	May 2008	Portable Multi-media	• MP3, WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • Video Play-AMV, AVI • Picture Browse • MP3 Encoding • SRS WOW/SRS WOW HD	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• 1.5’-2.0’ OLED / TFT/CSTN Color Display • LCM/Segment LCD LED Display	20hrs	• NAND Flash (SLC/MLC 50nm)

Thirteen Series
ATJ2135	January 2007	Portable Multi-Media Digital Video
•        MP3, WMA, DRM, WMA, ASF, OGG, APE, FLAC, WAV, AAC
•        DRM 10, MTP
•        FM Radio
•        Voice/FM/ Line in Recording, MP3, WAV, ACT
•        Video Play QVGA @30frame-XVID, WMV, FLV, 3GP, RM/RMVB
•        Picture Browse: JPEG, BMP, GIF, PNG, TIFF
•        MP3 Encoding
•        SD/MMC/SDHC Card
•        SRS WOW+SRS WOW HD+Turbass+
         User mode
•        TXT
•        Multi Task on uCOS, Linux
•        USB Slave 2.0
			• MJPEG, MPEG2 etc • GAME, Flash, JAVA • Touch Panel	• 2.0~3.5 QVGA TFT Color Display	• At 550 mAh li BAT • Video 5h • Music (LCD On) 9.0h • Music (LCD Off) 15h	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash • HDD
ATJ2137	January 2008	Portable Multi-Media Digital Video Low End DC/DV Learning Machine Handheld Game Player
•        MP3, WMA, DRM, WMA, ASF, OGG, APE, FLAC, WAV, AAC
•        DRM 10, MTP
•        FM Radio
•        Voice/FM/ Line in Recording, MP3, WAV, ACT
•        Video Play QVGA @30frame-XVID, WMV, FLV, 3GP, RM/RMVB
•        Picture Browse: JPEG, BMP, GIF, PNG, TIFF
•        MP3 Encoding Camera: JPEG Encoding up to 5M Pixcels
•        Video Recorder: AVI (Xvid QVGA 24fps)
•        AVOUT: PAL/NTSC
•        Game: 8bit NES, 16bit GB/GBC, SFC Flash Game
•        SD/MMC/SDHC Card
•        SRS WOW+SRS WOW HD+Turbass+
         User Mode
•        TXT
•        Multi Task on uCOS, Linux
•        USB Slave 2.0
			• MJPEG, MPEG2 etc • GAME, JAVA • Touch Panel • USB-OTG	• 2.0~4.3 QVGA WQVGA TFT Color Display	• At 550 mAh li BAT • Video 5h • Music (LCD On) 9.0h • Music (LCD Off) 15h	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash • HDD

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

In 2007, our top five customers included Power Radio, GMI Technology, Uppo Company Limited, or formerly known as Prescope Technology, Sino-Mos Electronics and Steed Digital Technology, all of which are value-added distributors and collectively accounted for approximately 59% of our revenues. Our most significant customers in 2008 included GMI Technology, Uppo Company Limited, Sino-Mos Electronic, Power Radio and Junjia Digital Technology, all of which are also value-added distributors and collectively accounted for approximately 69% of our revenues, respectively. In 2007 and 2008, sales directly to brand owners accounted for approximately 11% and 17% of our SoCs sold, respectively, however, many of our products sold to value-added distributors are incorporated in branded products.

Our sales to the customers in PRC accounted for approximately 9%, 22% and 23% in 2006, 2007 and 2008, respectively. Export sales to our customers in Hong Kong accounted for approximately 76%, 68% and 77% of our revenues in 2006, 2007 and 2008. Export sales to our customers Taiwan accounted for approximately 14% and 9% in 2006 and 2007, respectively. We do not have any export sales in Taiwan in 2008. We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong and PRC.

Marketing

Our marketing group focuses its efforts on product strategy, new product introduction, demand assessment and competitive analysis. Our marketing group works closely with our value-added distributor and contract manufacturer customers to better align our product development efforts with the requirements of the brand owner. We also hold product introduction seminars with our value-added distributor, contract manufacturer and brand owner customers whenever we have a major breakthrough in product development. Our marketing group monitors our sales and the inventory levels of our customers to allocate our shipments. In addition, our marketing group collaborates with our customers in product development strategies and strategic marketing. We have been able to leverage our position at the beginning of the portable media player design and manufacturing value chain to organize group purchases and negotiate volume discounts for our downstream customers who require other portable media player components, such as flash memory, LCD or OLED displays, to build their end-products. Our marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our research and development department as well as with our brand owner customers.

As of December 31, 2008, we had a total of 23 direct sales and marketing employees, most of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2008, our technology service center employed 85 field application engineers, 76 of whom were located in Zhuhai and nine of whom were located in Shenzhen. We plan to increase the number of our application engineers as we continue to grow our business.

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

We have also implemented an Oracle Enterprise Resource Planning (ERP) system on January 1, 2008, so that we can successfully data mine critical design and marketing information from our customers’ orders, our own research and development efforts and product delivery status. We use control objectives for information and related technology, or COBIT, as guidance and framework for our information technology governance. We believe our well developed information technology system is one of the key factors in allowing us to identify market trends and demands ahead of our competitors.

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

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first hand knowledge of the manufacturing process. We conducted approximately 89%, 98% and 100% of the testing of our silicon wafers internally in 2006, 2007 and 2008, respectively, and approximately 80%, 96% and 98% of the testing of our final SoC products internally in 2006, 2007 and 2008, respectively. We intend to continue to invest in additional testing equipment to expand our internal testing capacity.

Quality and Reliability Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of our products, processes and customer service. We apply established design rules and practices for CMOS devices through standard design, layout and testing processes. We also rely on in-depth simulation studies and practical application testing to validate and verify our SoCs. We strive to achieve best-in-class quality and reliability performance on all of our products through a systematic approach that emphasizes quality at every phase of product development and manufacturing. From initial design conception to fabrication, testing, and assembly, we strive to assure quality by fabrication and assembly process monitoring, materials inspections, wafer level reliability, testing, new product qualification testing, reliability monitoring of finished products. We emphasize a strong supplier quality management practice in which the independent suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. We also require that the independent suppliers used by our manufacturing logistics partners have a quality management system, are certified to the ISO9000 standard and have an environmental management system certified to the ISO14000 standard. To ensure consistent product quality, reliability and yield, we work together with our contract manufacturers to closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry, testing house and assembly subcontractor.

Competition

The market for SoCs for portable media players is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, Anyka, Buildwin, Freescale, Grain Media, Rockchips, Samsung, Silicon Motion, Sino Wealth, Sunplus and Telechips. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally that are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different than the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As portable media players become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as embedding portable media player functionality of audio and video into mobile phones, global positioning systems (GPS), mobile digital TVs, digital photo frames, gaming devices, MPEG readers,  eyewear, watches, bluetooth earphones or other fashion or gift, toys and other items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

•	ability to deliver integrated platforms solutions that support a wide variety of industry standards;

•	design flexibility that allows customers to differentiate their products;

•	strong customer support that decreases the length of product design cycles and accelerates product time-to-market;

•	power efficiency that offsets the increased power requirements of color displays and graphic processing;

•	competitive pricing; and

•	intellectual property position and know-how.

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

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue (the “Guidance Catalogue”) amended on October 31, 2007 and effective as of December 1, 2007 by the Ministry of Commerce and the State Development and Reform Commission (the “SDRC”), integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the businesses of integrated circuit design and software development and production currently conducted by Actions Semiconductor (Zhuhai) and our other subsidiaries within PRC.

 Integrated Circuit Design and Software Development

Pursuant to the Several Policies on Encouragement of Development of Software and Integrated Circuit Industries promulgated by the State Council on July 25, 2000 and effective as of the same date (the “Encouragement Policies”), certified integrated circuit design enterprises are treated in the same manner as certified software enterprises and therefore enjoy various incentive polices available to the software enterprises under the Encouragement Policies, such as incentive policies relating to investment and financing, taxation, industrial technologies, exports, income distribution and protection of intellectual property rights. For example, certified integrated circuit design enterprises are exempt from tariffs on their imported manufacturing equipment for self-use.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products (the “IC Design Certification Measures”) issued by the Ministry of Industry and Information Technology (the “MIIT”, which was formally called Ministry of Information and Industry, or MII, prior to June 29, 2008.) and the State Administration of Taxation (the “SAT”) on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MIIT and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MIIT. Final verification and approval must be given by the MIIT in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Actions Semiconductor (Zhuhai) has been certified as an integrated circuit design enterprise from 2005 to 2008, and is subject to passing inspection annually.

Certification of software enterprises is governed by the Tentative Standards and Administrative Measures on Certification of Software Enterprises (the “Software Certification Measures”) issued by the MIIT, the Ministry of Education, the Ministry of Science and Technologies and the SAT on October 16, 2000 and effective as of the same date. Pursuant to the Software Certification Measures, software products are defined as software embedded in computer software, information systems or equipment provided to users or computer software provided in conjunction with the provision of computer information system integration or application services or other technical services. The MIIT is responsible for the nationwide administration of such certification, and relevant software industrial associations or other associations authorized by the MIIT are the certification organizations of software enterprises.

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

Registered patents are protected under the Patent Law amended by SCNPC on August 25, 2000 and effective as of July 1, 2001. Under the Patent Law, Patents are divided into three categories, specifically inventions, utility models and exterior designs, which can be registered with the Patent Office. The protection period for inventions is 20 years, and the protection periods for utility models and exterior designs are 10 years. On December 27, 2008, the SCNPC has passed the “Decisions on Amending the ‘Patent Law of the People’s Republic of China’” and announced that the amended Patent Law shall take effect from October 1，2009.

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

Taxation in the PRC

On January 1, 2008, the Foreign-funded Enterprise and Foreign Enterprise Income Tax Law of the PRC was abolished, and the PRC Enterprise Income Tax Law, promulgated on March 16, 2007, became effective. Pursuant to the PRC Enterprise Income Tax Law, the income tax rate for both domestic-funded enterprises and foreign-funded enterprises is 25%.

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on August 5, 2008 and effective as of the same date and various further regulations issued by the Sate Administration of Foreign exchange (the “SAFE”), Renminbi can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services. However, all income and payments in foreign currency must be based on the true and legal transactions, which transactions will be examined by the responsible bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into Renminbi, or Renminbi into foreign currency, and remittance thereof into or out of China requires approval or registration by SAFE or its local office.

Within China, unless otherwise approved, all payments must be made in Renminbi. Pursuant to the new amended regulation, Chinese companies may repatriate foreign currency payments received from abroad into China or retain them abroad , the conditions and terms thereof shall be provided by SAFE, in accordance with the balance of payments and the need of foreign currency administration. Foreign invested enterprises, such as Actions Semiconductor (Zhuhai), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

SAFE Regulations on Employee Stock Options

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although the Stock Option Rule was promulgated recently and many issues require further interpretation, we and our PRC employees who have been granted stock options became subject to the Stock Option Rule commencing from the date on which we became an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the General Administration of Taxation recently has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

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

 C.         Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of March 31, 2009.

D.          Property, Plant and Equipment

Our corporate headquarters are located in 15-1, No. 1, HIT Road, TangJia, Zhuhai, Guangdong, 519085, the People’s Republic of China, where we occupy approximately 80,044 square feet under three separate leases from Zhuhai New Economic Resource Development Port Co., Ltd., all of these leases will expire on November 30, 2009. All of our semiconductor design operations are conducted at our corporate headquarters, including our semiconductor testing operations, and all of our testing equipment are located there. We entered into a Land Use Right Grant Agreement on December 21, 2005 with the Bureau of Land Resources, Zhuhai for 564,298 square feet of land on which to set up our new corporate headquarters. We have begun to construct our new headquarters in the June of 2008.

In Hong Kong, we lease approximately 1,303 square feet under a lease that expires on March 31, 2011, which serves as our export trade office. In addition, we lease a warehouse of approximately 596 square feet under a lease that expires on June 30, 2009. As we have decided to terminate this lease upon its expiration, we have leased another warehouse approximate 758 square feet under a two years’ lease that expires on December 21, 2010.

In Beijing, we lease approximately 11,194 square feet under a lease that expires on December 31, 2009, which serves as our research and development center for imaging and video technology.

In Shenzhen, we lease appropriately 22,010 square feet under two leases that expire on February 28, 2011 and April 21, 2013, respectively, which serve as a part of our sales office and houses our technology service center.

In Shanghai, we lease approximately 12,888 square feet under three lease contracts that expire on March 7, 2010, March 7, 2010 and March 15, 2012, respectively, which serve as one of our research and development centers and management service center.

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

We previously generated limited revenues from sales of SoCs for energy metering products and for remote control toy cars. We licensed our technology in SoCs for remote control toys cars to a third-party in February 2005, and licensed our technology in SoCs for energy metering in May 2006 to Hi-Trend Investment Holding Co., Ltd (“Hi-Trend”), which had ever been an affiliate of ours from March 2006 until November 2007, when we ceased to exercise a significant influence on it. In December 2007, Hi-Trend also increased its issued capital when its other share holders increased their equity holding by US$1 million. As a result, our equity holding in Hi-Trend decreased from 18% to 15%. In June 2008, we sold another 5% of our holding in Hi-Trend’s equity to its other share holders. As of December 31, 2008, we owned approximately 10% of Hi-Trend’s equity. We have also generated limited revenues in providing semiconductor product testing services at times when we had excess capacity in our semiconductor testing operations.

Revenues from our SoCs for portable media players are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2006, 2007 and 2008, sales of SoCs for portable media players accounted for approximately 99.2%, 99.7% and 99.8% of our total revenues, respectively.

Cost of Revenues

Our cost of revenues comprise of costs for our SoC products and have historically also included costs for semiconductor product testing services, which consist of depreciation expenses for product testing equipment and costs associated with operating this equipment.

SoCs: Cost of revenues for our SoC products primarily consists of our wafer prices, external testing and packaging fees, royalty payment, and personnel and occupancy expenses associated with our operations. In addition, we include inventory handling costs, inventory write-downs and transportation costs in our cost of revenues. The inventory write-downs have been immaterial to date. There can be no assurance, however, that a decrease in the average selling price of our products in the future would not require us to make write-downs in future periods.

In general, our per unit costs, including wafer prices and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders, In 2007 and 2008, our per unit costs declined further due to continuous improvement of design and decrease of wafer price, notwithstanding that the volume of order decreased in 2007 and 2008.

Wafer Pricing:    We outsource the manufacturing of our SoC products to contract foundries. Wafer prices, which include both the purchase of silicon wafers and the foundries’ processing charges, are the largest component of our cost of revenues. We expect that wafer prices will continue to comprise the largest portion of our costs of revenues for the foreseeable future.

Royalty Payments:    We have entered into licensing agreements with respect to third-party technologies that we use in our products. We generally pay licensing fees at the time we enter into the licensing agreement with the technology licensor. In addition, we pay royalty fees to the technology licensors based on percentage of net revenue of chip pursuant to the licensed technologies, which percentage royalty rate varies depending upon the tiers of cumulative unit volume of all licensee chips shipped, however, royalty paid for each unit of licensee chip shall no event be less than the royalty “floor” for the volume tiers aforementioned.

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

Research and development expenses comprised 48.7%, 50.0% and 61.7 % of our operating expenses in 2006, 2007 and 2008, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, employee benefits, and related expenses for human resources, finance personnel and senior management. General and administrative expenses comprised 43.2%, 42.4% and 32.9% of our operating expenses in 2006, 2007 and 2008. We expect our general and administrative expenses to increase in the future as we hire additional experienced management personnel to further expand our business, and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company.

Sales and marketing expenses: Our sales and marketing expenses consist primarily of salaries, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Sales and marketing expenses comprised 8.1%, 7.6% and 5.4% of our operating expenses in 2006, 2007 and 2008. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts and marketable securities as a part of our cash management.

Other income

Our other income excluded from income from operations principally comprised of income related to tax refund and certain foreign exchange gain or loss.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) allowance for doubtful accounts; (c) write-down for obsolete inventories, (d) provision for litigation claims, (e) stock-based compensation expense, (f) allowance against deferred tax asset and (g) impairment of long-lived asset. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

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

Allowance for Doubtful Accounts. We conduct credit evaluations of customers and analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we will record an allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. We recorded allowance for doubtful accounts in the amount of US$0, US$0.3 and US$0.5 million for the years ended December 31, 2006, 2007 and 2008, respectively. As our business grows, we expect our accounts receivable balance to increase. If the financial condition of our customers deteriorates, we may recognize allowance on such uncollectible accounts receivable, which would adversely impact our future operating results.

Write-down for Obsolete Inventories. We value our inventory at the lower of the actual costs of our inventory or its current estimated market value based on the selling prices of our SoCs. We record inventory provisions for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-down may be required.

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

Periodically, we review the status of each significant matter, if any, and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. If we estimate that loss will be within a range, and no amount within the range is considered a better estimate than any other amount, we would record the minimum estimated liability.

Stock-based compensation expense . We approved our stock-based compensation plan on May 21, 2008 and granted 8,000,000 options to purchase our ordinary shares to employees at exercise prices US $3.30 per share in exchange for their continuous employment of 4 years after the grant date. In accordance with the provisions of SFAS No. 123(R), we accounted for share-based compensation for employee based on the grant-date fair value of the award determined options using the Black-Scholes option pricing model. That cost will be recognized over the period during which our employees are required to provide service in exchange for the award, which is typically four years. If factors change and we employ different assumption for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, our stock-based compensation in future periods may differ significantly and could materially affect operating results.

Allowance against Deferred Tax Asset. We record valuation allowance against deferred tax asset based on taxable income in the future. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carry forwards. If, based on the weight of available evidence, it is more likely than not that some portion or all of deferred tax asset will not be realized, we will record a valuation allowance to reduce the net deferred tax asset to the amount that we reasonably believe will be realized.

Impairment of Long-lived Assets. The valuation of the long-lived assets is tested whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable. Impairment assessment has been made on the comparison of the undiscounted future cash flows generated by long-lived assets and their current carrying amounts, and no impairment loss has been recognised. If the future economic situation deteriorates and actual cash flows generated from long-lived assets are less than the projected cash flows, impairment loss will be recognised and would adversely impact our future operating results.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 1.5% in 2006, 4.8% in 2007 and 5.9% in 2008.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2006		%	2007		%	2008		%
	(thousands)			(thousands)			(thousands)
Revenues:
System-on-a-chip products	US$	170,129	99.9%	US$	116,320	99.7%	US$	94,916	99.8%
Semiconductor product testing services		99	0.1%		308	0.3%		214	0.2%
Total revenues		170,228	100.0%		116,628	100 .0%		95,130	100 .0%
Cost of revenues:
System-on-a-chip products		(75,853)	-44.6%		(56,687)	-48.6%		(47,248)	-49.7%
Semiconductor product testing services		(58)	0.0%		(231)	-0.2%		(177)	-0.2%
Total cost of revenues		(75,911)	-44.6%		(56,918)	-48.8%		(47,425)	-49.9%
Gross profit		94,317	55.4%		59,710	51.2%		47,705	50.1%
Other operating income		1,634	1.0%		392	0.3%		797	0.8%
Operating expenses:
Research and development		(9,773)	-5.7%		(12,381)	-10.6%		(19,477)	-20.5%
General and administrative		(8,663)	-5.1%		(10,485)	-9 .0%		(10,399)	-10.9%
Selling and marketing		(1,626)	-1.0%		(1,880)	-1.6%		(1,694)	-1.8%
Total operating expenses		(20,062)	-11.8%		(24,746)	-21.2%		(31,570)	-33.2%
Income from operations		75,889	44.6%		35,356	30.3%		16,932	17.7%
Other income		—	—		11,570	9.9%		1,213	1.3%
Dividend income		—	—		—	—		20	0.1%
Fair value change in trading securities		—	—		—	—		92	0.1%
Interest income		4,876	2.9%		7,162	6.1%		11,912	12.5%
Interest expenses		(160)	-0.1%		(82)	-0.1%		(4)	-0.1%
Income before income taxes, equity in net loss of an equity method investee and minority interests		80,605	47.4%		54,006	46.2%		30,165	31.6%
Income taxes expense		(5,984)	-3.5%		(2,202)	-1.9%		(3,632)	-3.8%
Equity in net loss of an equity method investee		(156)	-0.1%		(383)	-0.3%		(576)	-0.6%
Minority Interests		96	0.1%		220	0.2%		166	0.2%
Net income	US$	74,561	43.9%	US$	51,641	44.3%	US$	26,123	27.4%

Year ended December 31, 2008 and 2007

Revenues. Revenues decreased by US$21.5 million, or 18.4%, from US$116.6 million in 2007 to US$95.1 million in 2008. The decrease was due primarily to a 15.5% decline in the average selling price of our SoCs for portable media players in 2008 compared to 2007 as well as a 3.4% decrease in units shipped compared to last year. The decline in average selling price was primarily the result of our strategy to reduce prices on certain products from time to time in order to maintain our sales volume and market share as well as the product mix adjustment as the low-end products accounted for larger portion of our total units shipments in 2008. The decrease in units shipped was mainly due to the drop of market demand after the global financial crisis started in 2008.

Revenues resulted from providing semiconductor products testing services comprised of 0.3% and 0.2% of our total revenue in 2007 and 2008, respectively.

Cost of Revenues. Cost of revenues decreased by US$9.5 million, or 16.7%, from US$56.9 million in 2007 to US$47.4 million in 2008, primarily due to a decrease in average unit cost resulted from our cost reduction measures, including continuous design improvement to migrate into smaller processing geometries and decreases in wafer pricing, notwithstanding that the volume of order decreased in 2007 and 2008. The decrease in units shipped of our SoC products also caused a drop in the costs of revenue in proportion thereto.

Gross Profit. As a result of the decrease in sales of our SoC products, our gross profit decreased by US$12.0 million, or 20.1%, from US$59.7 million in 2007 to US$47.7 million in 2008. Our gross profit margin was 50.1% in 2008, compared to 51.2% in 2007. The decrease in gross profit margin was due to the decline in average selling price which was larger than the reduction in average unit cost.

Other Operating Income. Other operating income increased by US$0.4 million, or 100.0%, from US$0.4 million in 2007 to US$0.8 million in 2008. In 2008, we recognized a US$0.6 million advance subsidy from local authorities of Zhuhai, China. Comparatively, in 2007, we recognized royalty payment of US$0.3 million from licensing our technology in the energy metering SoCs to our affiliate Hi-Trend Investment Holding Co., Ltd., which completed its license royalty payment plan to us in April 2007.

Operating Expenses. Total operating expenses increased by US$6.9 million, or 27.9%, from US$24.7 million in 2007 to US$31.6 million in 2008.

•           Research and development. Research and development expenses increased by US$7.1 million, or 57.3%, from US$12.4 million in 2007 to US$19.5 million in 2008, due primarily to US$2.6 million increase in intangible assets amortization associated with the acquired technologies, US$2.3 million increase in the compensation and welfare expenses resulted from an increase in number of the research and development personnel, US$1.4 million increase in the stock option expenses, and an increase in costs associated with new research and development projects, totaled US$0.8 million, including, among others, mask costs, verification expenses and depreciation of equipment.

•           General and administrative expenses. General and administrative expenses decreased by US$0.1 million, or 1.0%, from US$10.5 million in 2007 to US$10.4 million in 2008, due primarily to a decrease of US$0.9 million in foreign currency exchange loss. The decrease was partially offset by an increase of US$0.7 million stock option expenses.

•           Selling and marketing expenses. Selling and marketing expenses decreased by US$0.2 million, or 10.5%, from US$1.9 million in 2007 to US$1.7 million in 2008, due primarily to a decrease of US$0.2 million in advertisements expenses.

Income from Operations. As a result of the foregoing, our income from operations decreased by US$18.5 million, or 52.3%, from US$35.4 million in 2007 to US$16.9 million in 2008.

Interest Income. The amount of our cash, cash equivalents and time deposits decreased to US$45.5 million as of December 31, 2008, compared to US$74.7 million as of December 31, 2007. While the balance has decreased, the value of marketable securities has increased to US$201.2 million as of December 31, 2008 compared to US$165.3 million as of December 31, 2007. As we had generally higher levels of cash and we had recorded higher yield due to more active cash management, our interest income increased by US$4.7 million, or 65.3%, from US$7.2 million in 2007 to US$11.9 million in 2008.

Other Income (non-operating). Other income excluded from income from operations decreased to US$1.2 million from US$11.6 million in 2007 due primarily to a decrease of tax refund of approximately US$5.9 million received from Zhuhai municipal government. In addition, our foreign exchange gain was US$4.5 million lower in 2008 compared to 2007.

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

Gross Profit. As a result of the decrease in sales of our SoC products, our gross profit decreased by US$34.6 million, or 36.7%, from US$94.3 million in 2006 to US$59.7 million in 2007. Our gross profit margin was 51.2% in 2007, compared to 55.4% in 2006. The decrease in gross profit margin was due to the decline in average selling price which was larger than the decline in average unit cost.

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

Interest Income. The amount of our cash, cash equivalents and time deposits decreased to US$74.7 million as of December 31, 2007, compared to US$183.5 million as of December 31, 2006. While the balance has decreased, the value of marketable securities has increased to US$165.3 million as of December 31, 2007 compared to US$20.5 million as of December 31, 2006. As we had generally higher levels of cash position and we had recorded higher yield due to more active cash management, our interest income increased by US$2.3 million, or 46.9%, from US$4.9 million in 2006 to US$7.2 million in 2007.

Other Income (non-operating). Other income excluded from income from operations increased to US$11.6 million from Nil in 2006 due primarily to an increase of tax refund of approximately US$5.9 million received from Zhuhai municipal government, and an increase of US$5.6 million foreign currency exchange rate gain.

B.            Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2006		2007		2008
	(thousands)
Net cash provided by operating activities	US$	76,774	US$	46,816	US$	9,930
Net cash used in investing activities		(48,188)		(111,147)		(30,683)
Net cash used in financing activities		(1,917)		(4,411)		(8,423)
Net increase in cash and cash equivalents		26,669		(68,742)		(29,176)
Cash and cash equivalents, beginning of year		108,896		137,778		72,054
Effect of exchange rate changes on cash		2,213		3,018		2,557
Cash and cash equivalents, end of year	US$	137,778	US$	72,054	US$	45,435

On December 31, 2008, we had US$266.4 million of cash, cash equivalents, restricted cash, time deposits, marketable securities and trending securities. We began to generate significant cash flow from operations beginning in the second half of 2004. As a result of our initial public offering in November 2005, we generated additional cash in the amount of US$44.6 million. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, and the proceeds of capital markets transactions, if any.

Operating Activities

In 2008, net cash provided by operating activities amounted to US$9.9 million. We generated net income during this period of US$26.1 million. We recorded a decrease in accounts payable of US$9.0 million due to less purchase near the end of 2008, a decrease of accrued expenses and other current liabilities of US$5.5 million due principally to the decrease in accrued staff bonus, an increase in trading securities of US$19.3 million for purchase of bond fund, which was partially offset by the depreciation and amortization of US$2.1 million, the amortization of acquired intangible assets of US$3.2 million, an increase in stock options expenses of US$2.3 million, an increase in deferred tax of US$2.1 million, and a decrease in inventory of US$3.6 million as a result of an inventory level adjustment in light of the current economic circumstances, a decrease in accounts receivable of US$2.2 million due to the lower sales in December 2008, a decrease in notes receivable of US$0.3 million, a decrease in prepaid expenses and other current assets of US$1.6 million.

In 2007, net cash provided by operating activities amounted to US$46.8 million. We generated net income during this period of US$51.6 million. We recorded a decrease in accounts payable of US$4.0 million due to less purchase near the end of 2007, a decrease in income tax payable of US$1.6 million due to less taxable income, and decrease of accrued expenses and other current liabilities of US$3.8 million mainly due to the foreign exchange gain, an increase in inventory of US$6.2 million due to slower sales than expected, and an decrease in accounts receivable of US$0.5 million, which was partially offset by the depreciation and amortization of US$1.6 million, the amortization of acquired intangible assets of US$2.3 million, a decrease in notes receivable of US$1.8 million, and a decrease in prepaid expenses and other current assets of US$4.3 million due to more VAT refund received in 2007.

In 2006, net cash provided by operating activities amounted to US$76.8 million. We generated net income during this period of US$74.6 million. We recorded an increase in accounts payable of US$2.2 million, an increase in income tax payable of US$2.3 million, an increase in depreciation and amortization of US$1.0 million, an increase in amortization of acquired intangible assets of US$1.0 million, and a decrease in accounts receivable of US$0.04 million, which was partially offset by a decrease in accrued expenses and other current liabilities of US$2.7 million relating to unpaid legal fees and accrued bonuses, and an increase in prepaid expenses and other current assets of US$4.0 million.

Investing Activities

In 2008, net cash used in investing activities was US$30.7 million. We recorded an increase in the value of marketable securities of US$25.6 million, an increase in other investments of US$2.2 million, an increase in equity method investee of US$3.0 million, an increase in purchase of intangible assets of US$1.2 million, an increase in purchase of equipments of US$2.4 million, an increase in deposit paid for acquisition of equipments of US$0.4 million. These increases were offset by a decrease of US$1.4 million in restricted cash, reflecting the maturity of a time deposit placed into an account with the Agriculture Bank of China as collateral for the net short-term loan, and a decrease in time deposits with maturities between three and six months, which provided cash amounted to US$2.7 million for our activities.

The increase in marketable securities in 2008 was mainly in money market deposits and trust financial products issued by the PRC commercial banks and financial institution with maturities between three and twelve months. In addition, the increase in long-term financial investments in 2008 consisted of strategic investments of US$3.0 million in Mavrix Technology Inc., a fabless semiconductor company developing SoC solutions for the emerging Mobile Digital TV market, which became our equity method investee in 2008, and an increase in other investments of US$ 3.0 million in Actar Limited, a value added service provider that bridges entertainment with technology, and US$0.1 million in Unitech Electronics Co., Ltd, a manufacturer and designer of automatic identification and data collection products, decrease in the other investments of US$ 1.0 million in Bizlink Holdings Inc, a manufacturer of interconnectivity solutions such as cable, wire and connector. and US$0.5 million in Hi-Trend Limited.

In 2007, net cash used in investing activities was US$111.2 million. We recorded an increase in marketable securities of US$141.1 million, an increase in other investments of US$3.8 million, an increase in long investments of US$2.3 million, an increase in purchase of intangible assets of US$4.2 million, an increase in purchase of equipments of US$2.6 million, and an increase of US$1.6 million in restricted cash, reflecting a time deposit placed into an account with the Agriculture Bank of China as collateral for the net short-term loan. This was offset by a decrease in time deposits with maturities between three and six months, which provided cash amounted to US$44.4 million for our activities.

The increase in the value of marketable securities in 2007 was mainly money market deposits and trust financial products issued by the PRC commercial banks and financial institution with maturities between three and twelve months. In addition, the increase in other investments in 2007 consisted of strategic investments of US$2.3 million in Mavrix Technology Inc., a fabless semiconductor company developing SoC solutions for the emerging Mobile Digital TV market, and long-term financial investments of US$ 2.8 million in AMC Holdings Limited, a PCB manufacturer, US$1.0 million in Bizlink Holdings Inc., and US$0.1 million in Unitech Electronics Co., Ltd.

Net cash used in investing activities was US$48.2 million in 2006. Net cash used in investing activities in 2006 consisted principally of an increase of US$21.5 million in time deposits, an increase of US$20.5 million in marketable securities, which reflects a short-term interest rate contract linked to the Yen-Dollar exchange rate with Citibank, amounting to US$2.6 million, and structured deposits in the amount of US$17.9 million at Bank of Communications.

Financing Activities

Net cash used in financing activities was US$8.4 million in 2008, consisting of a decrease in short term bank loans of US$1.6 million, an increase in a new loan borrowed from a minority shareholder of Beijing Actions by Beijing Actions in the amount of US$1.5 million for its working capital requirements and payment for repurchase program in the amount of US$9.4 million.

Net cash used in financing activities was US$4.4 million in 2007, consisting of an increase in short term bank loans of US$1.4 million and payment for the repurchase of ADSs pursuant to our share repurchase program in the amount of US$6.7 million.

Net cash used in financing activities was US$1.9 million in 2006, consisting principally of a short-term loan in the amount of US$5.3 million, which was more than offset by repayment of short-term bank loans in the amount of $7.7 million.

As of December 31, 2008, we had no short-term loan from banks, but have a loan from a minority shareholder in the amount of approximately US$1.5 million.

Capital Expenditures

We made capital expenditures of US$8.8 million, US$12.9 million and US$8.8 million in 2006, 2007 and 2008, respectively. Our capital expenditures in 2008 consisted principally of US$2.4 million for the purchase of property, plant and equipment, US$1.2 million for the acquisition of intangible assets, US$3.0 million for long-term equity investments and US$2.2 million for other investments.

We plan to construct new corporate headquarters in Zhuhai in response to our anticipated growth, and may also establish offices in other cities in China, such as Shanghai, to better serve our existing and future customers in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We also plan to continue to invest in additional testing equipment to expand our internal testing capacity, or make long-term investments in companies or technologies consistent with our business objectives. Accordingly, we expect to make additional capital expenditures totaling approximately US$29.8 million in 2009 in connection with such efforts.

Capital Requirements

Our capital requirements depend on numerous factors, including:

•	market acceptance of our products;

•	our expenditures on our planned new headquarters in Zhuhai and other sites;

•	our expenditures on research and development activities;

•	our expenditures on workstations, testing equipment, licenses and royalty payments and electronic design automation tools;

•	the resources we devote to marketing, selling and supporting our products;

•	the payment terms we negotiate with our customers;

•	market prices for our products; and

•	other working capital requirements.

We expect to devote substantial capital resources to support our research and development efforts, hire and expand our sales and marketing resources, and for other corporate activities. We believe that our current cash and cash equivalents, cash flow from operations, bank loans and the proceeds from the sale of our equity and marketable securities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months, and do not anticipate that we will require additional bank loans or proceeds from equity offerings during such period. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. For example, our principle subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year as a statuary reserve fund and to provide for a staff and workers’ bonus fund at the discretion of its board of directors. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$5.2 million, or 2.5%, and US$9.4million, or 3.6% of our total consolidated net assets, as of December 31, 2006 and 2007, respectively.

As of December 31, 2008, the restricted net assts associated with the statutory reserves of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) totaled approximately US$12.1 million, or 4.2% of our total consolidated net assets. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries is also restricted. In December 2007, Actions Semiconductor (Mauritius) re-invested the undistributed earnings of approximately US$80.2 million, or 27.8% of our total consolidated net assets from our subsidiary Actions Semiconductor (Zhuhai) back into Actions Semiconductor (Zhuhai) by way of a capital injection. As of December 31, 2008, the total amount of the registered capital and reserves amounted to US$115.3 million, or 39.9% of our total consolidated net assets as of December 31, 2008.

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

As a result of such preferential tax treatment, Actions Semiconductor (Zhuhai) was exempt from FEIT in the years ended December 31, 2004 and 2005, which were the first two years Actions Semiconductor (Zhuhai) achieved profitable operations after offsetting prior years’ tax losses. Actions Semiconductor (Zhuhai) also benefited from a 50% reduction in FEIT, which were 7.5% during each of the years ending December 31, 2006 and 2007, and 9% for the year ended December 31, 2008. The FEIT of Actions Semiconductor (Zhuhai) is expected to be 15% for the year ending December 31, 2009. Artek Microelectronics (Shenzhen) was exempt from FEIT in the years ended December 31, 2007 and 2008, which were the first two years Artek Microelectronics (Shenzhen) achieved profitable operations after offsetting prior years’ tax losses. Furthermore, Artek Microelectronics (Shenzhen) is expected to benefit from a 50% reduction of EIT rate, during each of three years ending December 31, 2009, 2010 and 2011, therefore the corresponding EIT rate will be 10%, 11% and 12% respectively.

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

Under this formulation, Actions Semiconductor (Zhuhai) enjoyed an income tax rate of 9% for the year ended December 31, 2008, which was the last year of its preferential tax treatment where it may benefit from a 50% reduction of EIT. Further, Actions Semiconductor (Zhuhai) was certified as a “High-Tech Enterprise” in 2006 and 2008, respectively, and is entitled to benefit from the reduced tax rate of 15% starting from the fiscal year of 2009.

Artek Microelectronics (Shenzhen) was exempt from FEIT in the years ended December 31, 2007 and 2008, which was the first two years Artek Microelectronics (Shenzhen) achieved profitable operations after offsetting prior years’ tax losses. From 2009 to 2011, Artek Microelectronics (Shenzhen) is expected to benefit from a 50% reduction of EIT, as a result of which its applicable income tax rate could be 10%, 11% and 12% for the years ended December 31, 2009, 2010 and 2011, respectively. Further, Artek Microelectronics (Shenzhen) was certified as a “Hi-Tech Enterprise” in 2007. If Artek Microelectronics (Shenzhen) can continue to obtain its Hi-Tech Enterprise certification every two year since 2007, it may be able to benefit from the reduced rate of 15% starting from the year 2012.

In December 2007, we received a tax refund of US$5.9 million from the Zhuhai Municipal Bureau of Tax. This refund was received as Actions Semiconductor (Mauritius) reinvested the undistributed earnings of approximately US$80.2 million back into Actions Semiconductor (Zhuhai).

Our PRC entities, all PRC tax residents, are required by 2008 new PRC Income Tax Law to withhold income tax when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. The tax provision includes $1,738 of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of December 31, 2008.

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

We have historically had minimal taxable income in jurisdictions other than China.

Reconciliation between the benefits for FEIT computed by applying the China tax rate to profit before income taxes is as follows:

	Year ended December 31,
	2006	2007	2008
	(thousands)
PRC enterprise income tax rate	15%	15%	18%
Tax provision at reduced PRC enterprise income tax rate	$12,091	$8,101	$5,430
Expenses not deductible for tax purposes	477	764	1,091
Share-based compensation not deductible for tax purposes	—	—	413
Income not taxable for tax purposes	(519)	(2,393)	(431)
Net change in valuation allowance	233	134	570
Effect of tax exemption and preferential income tax rates granted to PRC subsidiaries	(6,206)	(4,284)	(5,036)
Effect of the different income tax rate in other jurisdictions	(111)	(121)	(138)
Effect of withholding tax on undistributed earnings	—	—	1,738
Others	19	1	(5)
	$5,984	2,202	3,632

 C.         Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investment in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2008, we had 389 research and development engineers who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

Our mixed-signal integration expertise enables us to reduce the size and cost of our SoC products. For example, we incorporate standard digital components in these products, including a processor, embedded memory, certain peripheral connections such as a universal serial bus, TV encoder, and analog components, such as analog-to-digital and digital-to-analog converters, audio signal power amplifiers, low dropout regulators (LDOs) and DC-DC regulators. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers can avoid significant design challenges when they use our SoCs.

Our research and development efforts during 2007 and 2008 focused principally on increasing the solutions and applications of our eleven series and thirteen series products to enhance their appeal to our customers, and on the development and production of our newest ATJ203X series and ATJ225X series products. In addition to pursuing these efforts, we are currently focusing our research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. Our continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure. Also, we will continue to focus on developing the low power consumption technology and the technology to enhance the quality of sound, image and video. High definition multi-format video decoder is another key technology we’ll focus on in the coming year.

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

Intellectual Property

As of December 31, 2008, we hold 23 issued patents and have 82 patent applications pending in the mainland of China, and we have three pending patent applications under the Patent Cooperation Treaty, or PCT. We also have 11 proprietary rights granted for layout-design of integrated circuits, eight registered trademarks and 29 trademark applications pending in the mainland of China. In addition, we also hold four registered trademarks in Hong Kong, four registered trademarks in Taiwan, two registered trademarks in the United States, one registered trademark in the European Union and one registered trademark in India. We also have an aggregate of 27 trademark applications pending in Hong Kong, Taiwan, the United States, European Union, Russia, Korea, Japan, Canada, Brazil, India and Singapore.

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

We have established an intellectual property rights, or IPR, department which serves our entire organization and undertakes patent application, trademark registration, IC layout design, software copyright registration, and related legal affairs. As of December 31, 2008, we had eight in house intellectual property engineers who work closely with all departments including marketing, research and development and have extensive connection with external law firms and IP offices.

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third parties. We have entered into various licensing agreements with major technology companies, including MIPS Technologies, Inc., Microsoft Corporation, SRS Labs, Inc., Samsung Electronics, Cambridge Silicon Radio, Dolphin Integration and Real Networks. We integrate third-party software or other licensed technology into almost all of our products.

From time to time, we may be required to license additional technology from third-parties to develop new products or product enhancements. Third-party licenses may not continue to be available to us on commercially reasonable terms or at all. Our inability to maintain any third-party licenses required in our current products, or to obtain third-party licenses necessary to develop new products and product enhancements, could require us to obtain substitute technology at greater cost or of lower quality or performance standards.

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

We may be subject to legal proceedings and other claims in the ordinary course of our business, including claims of alleged infringement of the patents and other intellectual property rights of third-parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. Intellectual property litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into license agreements. These license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement.

D.           Trend Information

Demand for portable media players. Throughout 2004 and 2005, a combination of factors, including a decrease in the price of portable media players caused by a significant decrease in the price of flash memory, which is a major cost component of many portable media players, and the growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster, resulted in rapid growth in demand for portable media players. Because we supply SoCs for use in portable media players, we benefited greatly from the increased demand, and our revenues and profitability grew rapidly during this period. Further, we expect the growth in emerging markets, including China, India, Russia, and Brazil, will outpace the growth of the overall market for portable media players. However, while we anticipate future growth, it is unlikely that we will experience growth in revenues and profitability on a percentage basis comparable to what we experienced during 2004 and 2005 when consumer demand for portable media players began to increase rapidly. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance. In 2008, we were negatively impacted by the global financial crisis. We experienced a significant decrease in sales, especially in the fourth quarter of 2008, which resulted in 8.1 million units of less shipments compared to the same period in 2007. In addition, we also experienced a decrease in sales to our overseas market and we cannot be sure when such decreases would cease.

Average selling price of our products. The portable media player market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce portable media players with more functions and enhanced features. As an SoC and integrated platform solutions provider for these brand owners, we typically introduce a new product series every nine to twelve months, and introduce new SoC products within a series with increased functionality and enhanced features more frequently.

The average selling price of any particular SoC product declines over time after it reaches maturity in the product life cycle. In general, we earn higher margins when a new SoC model is first introduced to the market and experience a corresponding decline in margins as its average selling price declines. However, we typically are able to partially offset the decline in the average selling price of a particular SoC, and mitigate the decline in our margins, through progressively increasing our yields during the product’s life. For example, we experienced a significant increase in shipments of our eight series SoCs commencing in the fourth quarter of 2004, and the eight series was one of our principal product lines in 2006. However, over a two years period from the fourth quarter of 2004 to the fourth quarter of 2006, the average selling price of our eight series SoCs decreased by approximately 48.1%. We introduced our nine series SoCs in the third quarter of 2005, which provide more functionality than our earlier series SoCs and are sold at higher prices. From the third quarter of 2005 to the fourth quarter of 2007, we have also experienced an approximately 59% decrease in the average selling price in our nine series SoCs. We introduced our eleven series SoCs in the second quarter of 2008, which provide more functionality and performance than nine series SoCs and sold at slightly higher prices. From the second quarter of 2008 to the fourth quarter of 2008, we also experienced an approximately 7.4% decrease in the average selling price in our eleven series SoCs. While our overall average selling prices generally benefit from the introduction of new SoC products, this benefit may be partially offset by pricing strategies we employ. For example, we may, from time to time, seek to take advantage of market opportunities by reducing our prices for certain SoC products in order to increase our sales volume and market share.

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

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player sales tend to increase significantly in the fourth quarter to meet the year-end holiday demand. However, due to the adverse impact of the global economic depression, sales in the fourth quarter of 2008 was much lower than that of the previous four quarters. Otherwise, orders for our SoCs generally increase in the third and forth quarters of each year and decrease in the first quarter. For example, our revenues decreased by US$7.1 million, or 22.0%, from US$32.3 million in the three months ended December 31, 2007 to US$25.2 million in the three months ended March 31, 2008, principally due to a 17.9% decrease in units shipped. Our revenues decreased by US$11.2 million, or 41.2%, from US$27.2 million in the three months ended September 31, 2008 to US$16.0 million in the three months ended December 31, 2008, principally due to a 33.1% decrease in units shipped. As the rate of growth in our sales declines, we expect seasonality to have a more pronounced effect on our sales and cause our quarterly results to fluctuate significantly in future periods. And the achievement in the future is estimated to be continual declined, under the impact of global economic depression.

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

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2008.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2008:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(thousands)
Operating lease obligations	US$	1,012	US$	730	US$	282	US$	—	US$	—
Royalty Commitment		150		150		—		—		—
Purchase Obligations		4,784		4,784		—		—		—
Capital Commitment		516		516		—		—		—
Other Liabilities		2,067		1,818		249		—		—
Total contractual obligations	US$	8,529	US$	7,998	US$	531		—		—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2008 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Lee, Hsiang-Wei (David)	49	Director, Chairman of the Board
Yeh, Nan-Horng	50	Director and Chief Executive Officer
Chiu, Tzu-Yin(1)	53	Director
Lin, Yu-Hsin Casper(1)	62	Director
Hsiao, Paul(1)	37	Director
Chen, Chin-Hsin (Fred) (1)	66	Director
Li, Shao Chuan (Shawn)	41	Director and Chief Technology Officer
Chou, Pei-Fen (Patricia)	41	Chief Financial Officer

(1)       Member of each of the audit committee, compensation committee and nominations committee.

Lee, Hsiang-Wei (David) has served as our Chairman since October 2007. Previously, Mr. Lee served as our Chief Financial Officer since August 2005. Mr. Lee also currently serves as CEO of Robeco TEDA (Tianjin) Asset Management Co., Ltd, and a director of Pacific Sun Investment Management Co., Ltd. Previously, Mr. Lee was the CEO of ABN AMRO Asset Management (China). From 1995 to 2002 he was the Chairman and CEO of ABN AMRO Asset Management’s Taiwan operations where he managed assets in the amount of US$3.5 billion. Mr. Lee has more than 15 years of experience in corporate finance and investment management. Mr. Lee holds a Master of Business Administration degree from Duke University and a Bachelor of Science degree in biometrics from National Taiwan University.

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

Chiu, Tzu-Yin has served as one of our directors since September 2005. Mr. Chiu also currently serves as the President and Chief Executive Officer of Huahong NEC Electronics Company since February 2009. Previously, Mr. Chiu served as President and Chief Operating Officer of SilTerra Malaysia Sdn. Bhd. from January 2007 until January 2009, as a senior vice president and the Chief Operating Officer of Huahong International Corporation until December 2006, senior vice president of operations in Semiconductor Manufacturing International Corporation, a major foundry in China, from January 2001 until July 2005, and as a fab director for Taiwan Semiconductor Manufacturing Company from 1996 to 2001. Mr. Chiu holds a Ph.D. in Electrical Engineering from University of California at Berkeley and an EMBA from Columbia University.

Lin, Yu-Hsin Casper has served as one of our directors since August 2005. Previously, Mr. Lin served as the chairman and director of Memory Devices, Ltd., a memory module manufacturer, a director of Twinmos Tech. Inc., a network module manufacturer, and a director and the Chief Financial Officer of United Microelectronics, a semiconductor wafer manufacturer. Mr. Lin holds a Master in Business Administration degree from Bloomsbury University of Pennsylvania and a Bachelor of Art degree from the accounting department of Soochow University in Taiwan.

Hsiao, Paul has served as one of our directors since October 2005. Mr. Hsiao is a partner at New Enterprise Associates (NEA), a venture capital firm with $10 billion under management. Mr. Hsiao has been involved with numerous NEA semiconductor investments, including Spreadtrum Communications, a multimedia cellular semiconductor company, Atheros Communications, a wireless semiconductor company, and Luminary Micro, a fabless semiconductor company. Mr. Hsiao holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Science degree in mechanical engineering from Massachusetts Institute of Technology.

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

The aggregate amount of salaries and bonuses paid by us to our directors and executive officers during the year ended December 31, 2008 was approximately US$1.2 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

Equity Compensation

On May 21, 2008, options to purchase 770,000 of our American Depositary Shares, representing 4,620,000 of ordinary shares, were granted under our 2007 Equity Performance and Incentive Plan to our directors and executive officers. The per share exercise price of the options granted to our directors and executive officers was set at $3.30 per ADS, or $0.55 per ordinary shares, with reference of the market price on the date of grant.

The options will be vested in four tranches with two sets of vesting schedule. Each option vested will have an effective exercise period of two years. Under the equal vesting schedule, twenty-five percent (25%) of the Shares on the anniversary of the grant and twenty-five percent (25%) of the Shares on each of the next three anniversaries of the First Vesting Date, provided that the Optionee remains in the continuous service of the Company through each such vesting date. Under the graded vesting schedule, fifteen percent (15%) of the Shares on the anniversary of the grant, twenty percent (20%), thirty percent (30%) and thirty-five percent (35%) of the Shares on the next three anniversary of the grant, respectively, provided that the Optionee remains in the continuous service of the Company through each such vesting date.

On February 26, 2009, our board of directors and Compensation Committee offered to our employees, consultants and non-employee directors the opportunity to amend their outstanding stock options to purchase our American Depositary Shares, or ordinary shares that were granted on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable). This offer replaces the exercise price, as quoted in ADS, of U.S. $3.30 of the outstanding stock options with an exercise price of U.S. $1.40. Further, it also extends the first vesting date from May 21, 2009, August 4, 2009, or January 21, 2010, as applicable, to May 21, 2010.

Our board of directors and executive officers accepted this offer. As a result, the table below summarized the current terms of stock option granted to each director and executive officer as of March 31, 2009.

Date of Grant	Date of Amendment	Name	Position	Number of Options Granted	Exercise Price (quoted as in ADS)	First Vesting Date
May 21, 2008	February 26, 2009	Lee, Hsiang-Wei (David)	Director, Chairman of the Board	120,000	$1.40	May 21, 2010
May 21, 2008	February 26, 2009	Yeh, Nan-Horng	Director and Chief Executive Officer	250,000	$1.40	May 21, 2010
May 21, 2008	February 26, 2009	Chiu, Tzu-Yin	Director	50,000	$1.40	May 21, 2010
May 21, 2008	February 26, 2009	Lin, Yu-Hsin Casper	Director	50,000	$1.40	May 21, 2010
May 21, 2008	February 26, 2009	Hsiao, Paul	Director	50,000	$1.40	May 21, 2010
May 21, 2008	February 26, 2009	Chen, Chin-Hsin (Fred)	Director	50,000	$1.40	May 21, 2010
May 21, 2008	February 26, 2009	Li, Shao Chuan (Shawn)	Director and Chief Technology Officer	100,000	$1.40	May 21, 2010
May 21, 2008	February 26, 2009	Chou, Pei-Fen (Patricia)	Chief Financial Officer	100,000	$1.40	May 21, 2010

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

Amendment. Our board of directors may at any time and from time to time amend the 2007 Plan in whole or in part; provided, however, that any amendment that must be approved by our shareholders in order to comply with applicable law or the rules of the NASDAQ Global Market or, if our ADSs are not quoted on the NASDAQ Global Market, the principal national securities exchange upon which our ordinary shares are traded or quoted, will not be effective unless and until such approval has been obtained. Nothing herein shall be construed to limit our authority to offer similar or dissimilar benefits under other plans or otherwise with or without further shareholder approval.

Generally, Nasdaq Marketplace Rule 4350(i)(1)(A) requires each issuer to obtain shareholders' approval of all equity compensation plans (including stock option plans) and material amendments to such plans. However, pursuant to Nasdaq Market Rule 4350(a)(1), we have elected to follow our home country's practices (in this case, being Cayman Islands’ practices) in lieu of the requirements of Nasdaq Marketplace Rule 4350. Our home country practices do not require us to obtain a shareholders' approval for amendments to our existing equity incentive plans.

On February 26, 2009, we initiated an offer to amend (the “Offer to Amend”) to amend the terms of the options previously granted to certain of our employees, consultants, and non-employee directors. On March 20, 2009, we completed our Offer to Amend. As a result, options to purchase approximately 7,742,000 shares of our American Depositary Shares, or approximately 99.9% of all eligible options, were tendered for amendment in accordance with the Offer to Amend. The terms of our Offer to Amend can be found in the Form CB filed with the Securities and Exchange Commission on February 26, 2009.

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

Our 2007 Plan does not confer upon any participant any right with respect to employment or other service with us or any of our subsidiary (including, without limitation, continuation of employment), nor does it interfere in any way with any of our right or the right of any of our subsidiaries would otherwise have to terminate such participant’s employment or other service at any time, with or without cause. The terms of employment of an employee is not affected by the execution of the 2007 Plan. Awards granted under the 2007 Plan does not form a part of the terms of employment of an employee or entitle such employee to take into account awards granted under the 2007 Plan when calculating any compensation or damages upon the termination of such employee’s employment for any reason.

Termination. No grant will be made under this 2007 Plan after January 1, 2020, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

C.	Board Practices

Our board of directors currently consists of seven members. Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominations committee. Mr. Lin, Yu-Hsin Casper, Mr. Paul Hsiao, Mr. Chiu, Tzu-Yin and Mr. Chen, Chin-Hsin Fred serve as independent board members on our audit committee, nominations committee and compensation committee. There are no family relationships between any of our executive officers and directors.

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

As of December 31, 2006 and 2007, we had 423 and 560 full-time employees, respectively. As of December 31, 2008, we had 658 full-time employees, including 389 dedicated engineers in the research and development department, 85 field application engineers in customer service department, 28 in sales and marketing, 115 in general and administration and 41 in manufacturing and logistics functions. Of these full-time employees, 484 are located in Zhuhai, China, 84 are located in Beijing, China, 63 are located in Shenzhen, China, 33 are located in Shanghai, China and 6 are located in Hong Kong, China. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that relations with our employees are good.

We adopted an equity incentive plan that is designed to assist us to attract and retain key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards.

On May 21, 2008, options to purchase 8 million of our American Depositary Shares were granted under our 2007 Equity Performance and Incentive Plan to our employees, consultants and non-employee directors. The per share exercise price of the options granted to our directors and executive officers was set at $3.30 per ADS, or $0.55 per ordinary shares, with reference of the market price on the date of grant.

The options will be vested in four tranches with two sets of vesting schedule. Each option vested will have an effective exercise period of two years.

Under the equal vesting schedule, twenty-five percent (25%) of the Shares on the anniversary of the grant and twenty-five percent (25%) of the Shares on each of the next three anniversaries of the First Vesting Date, provided that the Optionee remains in the continuous service of the Company through each such vesting date (“Equal Vesting”).

Under the graded vesting schedule, fifteen percent (15%) of the Shares on the anniversary of the grant, twenty percent (20%), thirty percent (30%) and thirty-five percent (35%) of the Shares on the next three anniversary of the grant, respectively, provided that the Optionee remains in the continuous service of the Company through each such vesting date.

As a result of early termination of employment, certain stock options were rendered and the Compensation Committee further granted options to purchase 33,000 and 31,000 ADSs to certain new employees on August 4, 2008 and January 21, 2009.

On February 26, 2009, our board of directors and Compensation Committee offered to our employees, consultants and non-employee directors the opportunity to amend their outstanding stock options to purchase our American Depositary Shares, or ordinary shares that were granted on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable). This offer replaces the exercise price, as quoted in ADS, of U.S. $3.30 of the outstanding stock options with an exercise price of U.S. $1.40. Further, it also extends the first vesting date from May 21, 2009, August 4, 2009, or January 21, 2010, as applicable, to May 21, 2010.

E.	Share ownership

The following table sets forth the share ownership by our directors and senior management as of March 31, 2009.

	Ordinary shares owned
Name	Number	Percent
Surrey Glory Investments Limited(1)	4,687,200	0.90%

(1)	Surrey Glory Investments Limited has six shareholders. Mr. Li, Shao Chuan (Shawn), one of our directors and Chief Technology Officer may be deemed as its beneficial owner.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

According to the Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2009 by Janus Capital Management LLC (“Janus Capital”), Janus Capital has a direct 89.9% ownership stake in INTECH Investment Management (“INTECH”) and a direct 78.4% ownership stake in Perkins Investment Management LLC (“Perkins”). As a result of its role as investment adviser or sub-adviser to certain managed portfolio managed by Janus Capital, INTECH and/or Perkins, Janus Capital may be deemed to be the beneficial owner of 4,683,325 ADSs, or approximately 5.5% of our outstanding shares, as of February 17, 2009. We do not have further information with respect to Janus Capital, INTECH or Perkin’s ownership in us subsequent to the Schedule 13G/A filed by Janus Capital on February 17, 2009.

As of April 16, 2009, we do not have any other person known to us to own, directly or indirectly, 5% or more of our ordinary shares. We are not aware of any arrangement that may at a subsequent date result in a change of control of our company.

As of March 31, 2009, there were four registered holders of 49,573,515 of our American depositary shares in the United States, consisting of approximately 57.64% of our outstanding ordinary shares.

B.	Related Party Transactions

During the years ended December 31, 2002, 2003 and 2004, we received capital contributions of US$1.9 million, US$2.4 million and US$0.7 million, respectively, from Honorable Data, our sole shareholder during those periods.

Pursuant to a share purchase agreement entered into in August 2004 and amended in December 2004, Honorable Data, the sole registered shareholder of Actions Semiconductor (Mauritius) since its inception, transferred all of the shares it owned in Actions Semiconductor (Mauritius) for an aggregate purchase price of US$35,580,000 to 25 purchasers, consisting of companies owned by financial investors and four British Virgin Islands companies owned by our employees at the time. Honorable Data was owned by a single shareholder who is not affiliated with any of our officers or directors. None of the companies owned by financial investors that purchased shares from Honorable Data are affiliates of our Company or have relationships with us other than their shareholdings. We believe that the price at which Honorable Data sold its shares was negotiated on an arm’s length bases between Honorable Data and the companies that purchased our shares. We did not receive any proceeds from that sale.

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

Details of the ownership by our employees of our ordinary shares as of March 31, 2009 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Surrey Glory Investments Limited(1)	Wang Yang, Yun-Ching	4,687,200	0.91%
Fairly Consultants Limited (2)	Wu, Zhang Liang	3,281,036	0.64%
Fineway Group Limited(3)	Zhu, Wenge	6,074,053	1.18%
		14,042,289	2.72%

(1)	Surrey Glory Investments Limited has six shareholders, two of whom are employees.

(2)	Fairly Consultants Limited has twenty-four shareholders, fourteen of whom are employees.

(3)	Fineway Group Limited has sixteen shareholders, eight of whom are employees

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

Consultancy Services

During the year ended December 31, 2006, we received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders for fees amounting to approximately US$540,000.

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

Transactions with Namyoung Corporation

Mr. Kang, Byung-Jin (Peter), our former chairman of the board of directors, was also the President of Namyoung Corporation, which provides agency service by introducing customers and providing technology support. For the year ended December 31st, 2007, the commission fees paid to Namyoung Corporation amounted to US$159,000.

Our Audit Committee has determined that our transactions with Namyoung were fair and reasonable to us and on terms comparable to those from unrelated third parties.

Transactions with Hi-Trend

During the year ended December 31, 2007, we recognized income of US$278,000 for granting of rights to use its proprietary technology in SoCs for power meters indefinitely to an affiliate, Hi-Trend Investment Holding Co., Ltd. Further, during the year ended December 31, 2007, we received testing service revenue from Hi-Trend amounting to US$308,000.

Our Audit Committee has determined that our transactions with Hi-Trend were fair and reasonable to us and on terms comparable to those from unrelated third parties.

Transactions with GMI Technology

During the year ended December 31, 2007 and 2008, we sold products to GMI Technology amounting to US$13.7 million and US$24.4 million, respectively. The president of GMI Technology is the elder brother of Mr. Yeh, Nan-Horng, one of our directors and the Chief Executive Officer.

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

Legal Proceedings

On August 17, 2006, two of our former advisors have filed a complaint in the U.S. District Court for the Southern District of California against the Company and its subsidiary Actions Mauritius, seeking compensatory damages for services rendered. On April 7, 2008, the Company and its subsidiary filed a motion to dismiss the complaint on the grounds that it is not subject to personal jurisdiction in California and that the Peoples’ Republic of China would be the more appropriate forum for this litigation.

On January 30, 2009, the motion was granted and a judgment of dismissal was entered in favor of the Company and Actions Mauritius on February 4, 2009. Plaintiffs have appealed the dismissal to the United States Court of Appeals for the Ninth Circuit and that appeal is currently pending. Plaintiffs' opening brief is due on June 22, 2009.

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

Our ability to pay dividends depends substantially on the payment of dividends to us by Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen). Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In addition, each of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

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

Our ADSs have been quoted on The NASDAQ Global Market under the symbol ACTS since November 30, 2005. Each ADS represents six ordinary shares. On April 16, 2009, the last reported sale price of our ADSs on the Nasdaq Global Market was US$1.70. As of March 31, 2009, there were four registered holders and 4,319 beneficial holders of ADSs on our record.

The table below sets forth, for the periods indicated, the highest and lowest closing prices and the average daily volume of trading activities on the Nasdaq Global Market for our ordinary shares represented by ADSs.

			Average Daily
	High	Low	Trading Volume

2006	12.24	6.55	226,776

2007	8.50	3.98	399,942

2008	4.40	1.35	183,498

First Quarter	4.40	2.82	129,759

Second Quarter	3.96	2.94	121,550

Third Quarter	3.55	2.26	201,998

Fourth Quarter	2.50	1.35	278,167

October	2.50	1.73	424,896

November	2.02	1.35	261,389

December	1.76	1.38	139,259
2009
First Quarter	1.81	1.35	271,272

January	1.81	1.38	488,820

February	1.55	1.38	241,489

March	1.60	1.35	99,223

April (through April 16, 2009)	1.75	1.56	95,273

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on the Nasdaq Global Market under the symbol “ACTS”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of March 31, 2009, our authorized share capital consisted of 2.0 billion shares, par value 0.000001 per share, and there were 516.0 million ordinary shares issued and outstanding. All of our issued and outstanding shares are fully paid and non-assessable.

B.	Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. According to our memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

The following are summaries of material terms and provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. These summaries are not complete, and you should read the forms of our memorandum and articles of association, which was filed as exhibits to our registration statement on Form F-1.

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

The directors are divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At the 2006 annual meeting of shareholders, all directors stood for election. Class I Directors were elected for a one-year term, Class II Directors for a two-year term and Class III Directors for a three-year term. At each succeeding annual meeting of shareholders beginning in 2007, successors to the class of directors whose terms expire at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

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

Meetings of our board of directors may be convened at any time deemed necessary by any member of our board of directors. Advance notice of a meeting is not required if all our directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of our board of directors will be competent to make lawful and binding decisions if any two members of our board of directors are present or represented. At any meeting of our directors, each director, by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or transaction in which he is interested, provided, (a) such director must, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the Audit Committee.

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

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the memorandum and articles of association and the class rights vested thereunder in the holders of the shares. The Company may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

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

Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated either with the consent in writing of the holders of not less than 75% of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Meetings

Subject to our articles of association, any meeting shall be called by not less than 20 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders (or their proxies) entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

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

Dividends

Subject to the Companies Law and to our articles of association, our board of directors may, from time to time, declare dividends (including interim dividends) in any currency. No dividend may be declared or paid other than out of our profits and reserves lawfully available for distribution, including share premium.

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

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders, subject to general principles of Cayman Islands common law, including the duties of our board of directors to exercise their power for a proper purpose. We have no immediate plans to issue any preferred shares.

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

Differences in Corporate Law

The Companies Law distinguishes between ordinary resident companies and exempted companies, and we are an exempted company with limited liability under the Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities of an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Interested Directors

The provisions under Cayman Islands law neither require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor render such director liable to such company for any profit realized pursuant to such transaction.

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

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

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

Shareholder Suits

The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the Company to challenge (a) an act which is ultra vires to the Company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the Company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

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

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors, auditors and other officers against all liabilities incurred by him or her as a result of any act or failure to act in carrying out his or her functions other than such liability (if any) that he or she may incur by his own willful neglect or default.

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

Issuance of Preferred Stock

The Companies Law allows shares to be, issued with preferred, deferred or other special rights, whether in regard to dividends, voting, return of share capital or otherwise. Our articles of association provide that the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, in one or more series, whether with regard to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences or otherwise and to such persons, at such times and on such other terms as they think proper.

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

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on August 5, 2008 and effective as of the same date and various further regulations issued by the Sate Administration of Foreign exchange (the “SAFE”), Renminbi can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services. However, all income and payments in foreign currency must be basis on the true and legal transactions, which shall be examined by the bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into Renminbi, or Renminbi into foreign currency, and remittance thereof into or out of China requires approval or registration by SAFE or its local office.

Within China, unless otherwise approved, all payments must be made in Renminbi. Pursuant to the new amended regulation, Chinese companies may repatriate foreign currency payments received from abroad into China or retain them abroad , the conditions and terms thereof shall be provided by SAFE, in accordance with the Balance of Payments and the need of foreign currency administration .Foreign invested enterprises, such as Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

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

We believe we will be classified as a PFIC, for U.S. federal income tax purposes, for calendar year 2009 and in future years. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs.

Assuming we are classified as a PFIC for 2009 or in any other future taxable year, you would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ordinary shares or ADSs and (ii) any “excess distribution” paid on ordinary shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become a PFIC.

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

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist. In the first case, the Non-U.S. Holder will be taxed in the same manner as a U.S. Holder. In the second case, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such U.S.-source capital loss.

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

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk.

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and other financial institutions.. In 2006, 2007 and 2008, the rate of return on cash deposit was 2.9%, 3.2% and 4.7%, respectively. However, in light of the current global economic crisis, interest rates for cash deposits have generally been reduced and may be further reduced. For example, China’s central bank cut interest rates several times since 2008. As of December 31, 2008, the one-year Renminbi deposit rate was 2.25% in China, compared with 4.14% as of December 31, 2007. If global economic and market conditions remain uncertain or deteriorate further, decreased interest rate might adversely affect out interest income and further impact our net income.

We have not used derivative financial instruments in our investment portfolio to hedge interest rate risks or otherwise. Interest-earning instruments carry a degree of interest rate risk. However, historically we have not been exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with the changes in interest rates.

Foreign Exchange Risk.

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. Due to the potential substantial volatility of currency exchange rates caused by the unprecedented turmoil in the global financial market, we cannot predict the effect of exchange rate fluctuations upon our financial statements and future operating results. Generally, if the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may partially offset by the fact that we also incur substantial expenses and liabilities in foreign currencies. We believe that the potential loss that would result from an increase or decrease in the exchange rate may have an adverse impact on us. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it was reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China by 0.5% each day since May 21, 2007. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2008 which was used in preparing our audited financial statements as of and for the year ended December 31, 2008, our net asset value, as presented in U.S. dollars, would have been reduced by US$1.5 and US$7.3 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$1.6 and US$8.1 million, respectively.

We have experienced foreign exchange a gain of US$ 5.6 million in 2007 and a gain of US$ 1.2 million in 2008. In addition, we have recognized foreign currency translation adjustments of approximately US$5.2 and US$11.0 million in 2007 and 2008, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and terms.

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2008.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of December 31, 2008, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2008 is effective.

Changes in Internal Control Over Financial Reporting. During 2008, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm with a report to the shareholders and the Board of Directors of the Company included herein:

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

A copy of our Code of Ethics is available at our website at www.action-semi.com

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2007, and 2008.

	For the year ended December 31,
	2007		%	2008		%
	(thousands)			(thousands)
Audit Fees	US$	615	99.7%	US$	700	99.7%
Tax Fees		2	0.3%		2	0.3%
All Other Fees		Nil	-		Nil	-
Total	US$	617	100.0%	US$	702	100.0%

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

All other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2007 and 2008, respectively.

All non-audit services need to be pre-approved by the Audit Committee on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures. All audit and non-audit services performed by the Deloitte Touche Tohmatsu were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

As of January 21, 2009, the initial 8 million ADS repurchase program has been completed and our board of directors approved an add-on share repurchase program under which we may repurchase up to 12 million additional ADSs through December 31, 2010.

The following table sets forth our share repurchase activities as of March 31, 2009.

Period	Total Number of ADSs purchased	Average Price Paid per ADS		Total Number of Shares Purchased	Maximum Number of Shares that May Yet Be Purchased
2007	1,303,647	US$	5.09	1,303,647	6,696,353
2008	3,779,374		2.46	5,083,021	2,916,979
January	38,027		3.3	1,341,674	6,658,326
February	110,449		3.56	1,452,123	6,547,877
March	-		-	1,452,123	6,547,877
April	-		-	1,452,123	6,547,877
May	75,165		3.47	1,527,288	6,472,712
June	481,115		3.54	2,008,403	5,991,597
July	-		-	2,008,403	5,991,597
August	572,352		3.1	2,580,755	5,419,245
September	634,280		3.08	3,215,035	4,784,965
October	-		-	3,215,035	4,784,965
November	1,424,652		1.69	4,639,687	3,360,313
December	443,334		1.54	5,083,021	2,916,979
2009
January(1)	3,346,036		1.42	8,429,057	11,570,943
February	489,540		1.5	8,918,597	11,081,403
March	-		-	8,918,597	11,081,403

_____________________
Note:
(1): the board of directors approved an add-on repurchase program up to 12 million additional ADSs on January 21, 2009

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Generally, Nasdaq Marketplace Rule 4350(i)(1)(A) requires each issuer to obtain shareholders' approval of all equity compensation plans (including stock option plans) and material amendments to such plans. However, pursuant to Nasdaq Market Rule 4350(a)(1), we have elected to follow our home country's practices (in this case, being Cayman Islands’ practices) in lieu of the requirements of Nasdaq Marketplace Rule 4350. Our home country practices do not require us to obtain a shareholders' approval for amendments to our existing equity incentive plans.

On February 26, 2009, we initiated an offer to Amend to amend the terms of the options previously granted to certain of our employees, consultants, and non-employee directors (the “Offer to Amend”). On March 20, 2009, we completed our Offer to Amend. As a result options to purchase approximately 7,742,000 shares of our ADSs, or approximately 99.9% of all eligible options, were tendered for amendment in accordance with the Offer to Amend. The terms of our Offer to Amend can be found in the Form CB filed with the Securities and Exchange Commission on February 26, 2009.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

99.1	Consent of Deloitte & Touche

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ PEI-FEN (PATRICIA) CHOU
Name:	Pei-Fen (Patricia) Chou
Title:	Chief Financial Officer

Date: April 17, 2009

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS	PAGE(S)

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets as of December 31, 2007 and 2008	F - 4

Consolidated Statements of Operations for the years ended December 31, 2006, 2007 and 2008	F - 5

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2006, 2007 and 2008	F - 6

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008	F - 7

Notes to the Consolidated Financial Statements	F - 9

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008	F - 35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 and the related financial statement schedule included on Schedule 1.  These consolidated financial statements and the financial statement schedules are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 17, 2009, expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu
Hong Kong
April 17, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the financial statement schedule as of and for the year ended December 31, 2008 of the Group and our report dated April 17, 2009 expressed an unqualified opinion on those financial statements and the financial statement schedule.

Deloitte Touche Tohmatsu
Hong Kong
April 17, 2009

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED BALANCE SHEETS

 (In thousands of U.S. dollars, except share and per share data)
	At December 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$72,054	$45,435
Time deposits	2,613	61
Restricted cash	1,782	440
Marketable securities	165,317	201,151
Trading securities	-	19,299
Accounts receivable, net	5,103	2,435
Amount due from a related party	943	1,497
Notes receivable	372	74
Inventories	12,542	8,720
Prepaid expenses and other current assets	2,479	1,532
Deferred tax assets	739	686
Total current assets	263,944	281,330

Investment in an equity method investee	1,719	4,142
Other investments ($82 and $196 carried at fair value as of December 31, 2007 and 2008, respectively)	5,479	7,044
Rental deposits	79	39
Property, plant and equipment, net	6,436	7,144
Land use right	1,509	1,580
Acquired intangible assets, net	5,849	4,197
Deposit paid for acquisition of property, plant and equipment	27	403
Deferred tax assets	-	206
TOTAL ASSETS	$285,042	$306,085
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$12,334	$4,050
Accrued expenses and other current liabilities	9,435	6,846
Other liabilities	884	1,818
Loan from minority shareholders	-	1,500
Short-term bank loan	1,519	-
Income tax payable	749	221
Deferred tax liabilities	-	480
Total current liabilities	24,921	14,915

Other liabilities	686	249
Deferred tax liabilities	-	1,750
Total liabilities	25,607	16,914
Minority interest	204	35
Commitments and contingencies (Note 18)

Shareholders' equity:
Ordinary shares of par value $0.000001:
2,000,000,000 shares authorized
485,501,874 (2007: 508,178,118) shares issued and outstanding	$1	$1
Additional paid-in capital	43,679	36,606
Accumulated other comprehensive income	9,628	20,483
Retained earnings	205,923	232,046
Total shareholders' equity	259,231	289,136
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$285,042	$306,085

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2006	2007	2008
Revenues:
Third-parties:
System-on-a chip products	170,129	102,626	70,528
Semiconductor product testing services	99	-	214
	170,228	102,626	70,742
Related-parties:
System-on-a chip products	-	13,694	24,388
Semiconductor product testing services	-	308	-
	-	14,002	24,388
Total revenues	170,228	116,628	95,130
Cost of revenues:
System-on-a-chip products	(75,853)	(56,687)	(47,248)
Semiconductor product testing services	(58)	(231)	(177)
Total cost of revenues	(75,911)	(56,918)	(47,425)
Gross profit	94,317	59,710	47,705
Other operating income	1,634	392	797
Operating expenses:
Research and development	(9,773)	(12,381)	(19,477)
General and administrative	(8,663)	(10,485)	(10,399)
Selling and marketing	(1,626)	(1,880)	(1,694)
Total operating expenses	(20,062)	(24,746)	(31,570)
Income from operations:	75,889	35,356	16,932
Other income	-	11,570	1,213
Dividend income	-	-	20
Fair value change in trading securities	-	-	92
Interest income	4,876	7,162	11,912
Interest expense	(160)	(82)	(4)
Income before income taxes, equity in net loss of an equity method investee and minority interests	80,605	54,006	30,165
Income taxes expense	(5,984)	(2,202)	(3,632)
Equity in net loss of an equity method investee	(156)	(383)	(576)
Minority interests	96	220	166
Net income	$74,561	$51,641	$26,123

Net income per share: Basic and diluted	$0.144	$0.101	$0.052
Weighted-average shares used in computation:
Basic and diluted	516,000,000	513,588,069	501,763,805

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

				Accumulated
				other
	Ordinary shares		Additional	comprehensive	Retained		Comprehensive
	Number	Amount	paid-in capital	income	earnings	Total	income

Balance at January 1, 2006	516,000,000	$1	$49,629	$1,224	$79,721	$130,575

Reversal of overprovision of capitalized offering expenses	-	-	712	-	-	712	-
Foreign currency translation adjustments	-	-	-	3,172	-	3,172	3,172
Net income	-	-	-	-	74,561	74,561	74,561
Balance at December 31, 2006	516,000,000	$1	$50,341	$4,396	$154,282	$209,020	$77,733
Repurchase of ordinary shares	(7,821,882)	-	(6,662)	-	-	(6,662)	-
Foreign currency translation adjustments	-	-	-	5,231	-	5,231	5,231
Unrealised gains on other investments	-	-	-	1	-	1	1
Net income	-	-	-	-	51,641	51,641	51,641
Balance at December 31, 2007	508,178,118	$1	$43,679	$9,628	$205,923	$259,231	$56,873
Repurchase of ordinary shares	(22,676,244)	-	(9,368)	-	-	(9,368)	-
Share-based compensation	-	-	2,295	-	-	2,295	-
Foreign currency translation adjustments	-	-	-	10,951	-	10,951	10,951
Unrealised loss on other investments	-	-	-	(96)	-	(96)	(96)
Net income	-	-	-	-	26,123	26,123	26,123
Balance at December 31, 2008	485,501,874	$1	$36,606	$20,483	$232,046	$289,136	$36,978

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2006	2007	2008
Operating activities:
Net income	$74,561	$51,641	$26,123
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	991	1,594	2,085
Allowance for doubtful accounts receivable	-	282	496
Amortization of acquired intangible assets	990	2,349	3,232
Utilization of subsidy from local authorities of Beijing and Zhuhai the People's Republic of China (the "PRC")	(35)	(10)	(602)
Write down of inventories	86	538	901
Loss on disposal of property, plant and equipment	65	320	70
Gain on disposal of intangible assets	-	(18)	-
Fair value change in trading securities	-	-	(92)
Gain on disposal other investments	-	-	(6)
Share-based compensation	-	-	2,295
Minority interests	(96)	(220)	(166)
Deferred tax	(134)	(77)	2,083
Equity in net loss of an equity method investee	156	383	576
Changes in operating assets and liabilities:
Proceeds from disposal of trading securities	-	-	17,111
Purchase of trading securities	-	-	(36,318)
Accounts receivable	42	474	2,169
Amounts due from a related party	2,192	(943)	(554)
Notes receivable	(420)	1,828	315
Inventories	825	(6,170)	3,611
Prepaid expenses and other current assets	(4,030)	4,289	1,601
Amount due from equity method investee	(133)	-	52
Income tax recoverable	11	-	-
Accounts payable	2,184	(4,023)	(8,999)
Accrued expenses and other current liabilities	(2,698)	(3,839)	(5,522)
Income tax payable	2,258	(1,557)	(576)
Rental deposit (paid) refunded	(41)	(25)	45
Net cash provided by operating activities	76,774	46,816	9,930
Investing activities:
Investment in an equity method investee	(1,125)	(2,281)	(3,000)
Purchase of other investments	-	(3,831)	(2,215)
Proceeds from disposal of property, plant and equipment	79	39	18
Proceeds from disposal of intangible assets	-	64	-
Increase in deposit paid for acquisition of property, plant and equipment	-	-	(368)
Purchase of marketable securities	(20,531)	(141,108)	(25,575)
Purchase of property, plant and equipment	(5,793)	(2,586)	(2,429)
Purchase of intangible assets	(1,910)	(4,241)	(1,194)
Decrease (increase) in restricted cash	2,563	(1,626)	1,389
(Increase) decrease in time deposits	(21,471)	44,423	2,691
Net cash used in investing activities	(48,188)	(111,147)	(30,683)

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)
	Year ended December 31,
	2006	2007	2008

Financing activities:
Proceeds from short-term bank loans	5,291	1,431	-
Repayment of short-term bank loans	(7,665)	-	(1,580)
Proceeds from loan from minority shareholders	-	-	1,500
Advance subsidy from local authorities of Beijing and Zhuhai, the PRC	447	830	1,025
Repurchase of ordinary shares	-	(6,662)	(9,368)
Amounts due to shareholders	77,377	-	-
Repayment of amounts due to shareholders	(77,367)	(10)	-
Net cash used in financing activities	(1,917)	(4,411)	(8,423)
Net increase (decrease) in cash and cash equivalents	26,669	(68,742)	(29,176)

Cash and cash equivalents at the beginning of the year	108,896	137,778	72,054

Effect of exchange rate changes on cash	2,213	3,018	2,557
Cash and cash equivalents at the end of the year	$137,778	$72,054	$45,435
Supplemental cash flow information:

Cash paid during the period for:
Interest	$(160)	$(82)	$(4)
Income taxes	$(3,849)	$(3,785)	$(2,110)
Non-cash investing activities
Purchases of intangible assets	$(880)	$(1,379)	$(988)

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

(In thousands of U.S. dollars, except share and per share data, share related data and unless otherwise stated)

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

On August 17, 2005, Actions Semiconductor Cayman Islands issued 480 million ordinary shares in exchange of the 3 million ordinary shares of Actions Semiconductors Mauritius (collectively referred as the "Exchange").  The shareholders of Actions Semiconductor Mauritius became the holders of 100% of the outstanding shares of Actions Semiconductor Cayman Islands in proportion to their interests in Actions Semiconductor Mauritius.

The Exchange was accounted for as a reverse merger and the financial statements of Actions Semiconductor Cayman Islands presents the historical results, assets and liabilities of Actions Semiconductor Mauritius on the consummation of the reverse merger on the basis that Actions Semiconductor Mauritius was the accounting acquirer.  Prior to the Exchange, Actions Semiconductor Cayman Islands was a shell company which contained only insignificant amount of assets and no liabilities.

At December 31, 2008, the subsidiaries of the Company include the following:

	Place and date of	Attributable equity
Name of Company	incorporation/establishment	interest held	Principal activities

Actions Semiconductor Co., Ltd.	Republic of Mauritius	100%	Investment holding
("Actions Semiconductor Mauritius")	("Mauritius")
	November 16, 2001

Actions Semiconductor Co., Ltd.	PRC	100%	Design and manu-
("Actions Semiconductor Zhuhai")	November 17, 2001		facture of system-
			on-a-chip products

Shanghai Actions Semiconductor Co., Ltd.	PRC	100%	Design and manu-
("Actions Semiconductor Shanghai ")	March 27, 2008		facture of system-
			on-a-chip products

Actions Enterprise (HK) Co., Ltd.	Hong Kong	100%	Investment holding
	September 6, 2007

Actions Technology (HK) Company	Hong Kong	100%	Trading of system-on-
Limited ("Actions Hong Kong")	January 13, 1999		a-chip products

Actions Microelectronics Co., Ltd.	Hong Kong	100%	Trading of system-on-
	August 17, 2007		a-chip products

Actions Microelectronics Co., Ltd.	PRC	80%	Design and manu-
("Beijing Actions")	December 13, 2005		facture of system-
			on-a-chip products

ACTIONS SEMICONDUCTOR CO., LTD.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Place and date of	Attributable equity
Name of Company	incorporation/establishment	interest held	Principal activities

Artek Microelectronics (HK) Co., Limited	Hong Kong	100%	Trading of system-
	January 16, 2006		on-a-chip products

Artek Microelectronics Co., Ltd.	PRC	100%	Design and manu-
("Artek Microelectronics Shenzhen")	March 14, 2006		facture of system-on-
			a-chip products
Actions Capital Investment Inc.	The BVI	100%	Investment holding
	February 10, 2006

Actions Investment Consulting (Shanghai)	PRC	100%	Investment consulting
Co., Ltd. ("Actions Investment Consulting")	November 6, 2006		and management

Actions Semiconductor Cayman Islands and its subsidiaries (the "Group") are principally engaged in the design and development of System-on-a-chip ("SoC") products and total solutions for the development and manufacture of portable media players and the provision of testing solutions.  The Group's total solutions include SoCs, solution development kits and detailed specifications of other required components and the providers' information of those components.  The Group's total solutions enable its customers to quickly introduce new portable media players, which play multimedia files by compressing to a fraction of their size using any one of a number of audio and video compression technologies, into the mainstream market worldwide.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented.  Actual results could differ from those estimates.  The significant accounting estimates, which have had an impact on the consolidated financial statements, include allowances for doubtful receivables , write down of  slow moving and obsolete inventories, deferred  tax valuation allowance, useful lives of property, plant and equipment and intangible assets,  provision for litigation claims and valuation of stock option expenses.

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

Restricted cash

Restricted cash at December 31, 2007 represented a bank deposit in respect of a short-term bank loan granted to the Group which was subsequently repaid in 2008.  Restricted cash at December 31, 2008 represented a bank deposit in respect of construction of a building in Zhuhai, the PRC, which is restricted as collateral for payment to construction workers.

Marketable securities

Marketable securities are highly liquid investments which have maturities of one year or less when purchased.  Marketable securities are classified as held-to-maturity as the Group has the positive intent and ability to hold the securities to maturity.  All of the Group's held-to-maturity marketable securities are stated at amortized cost.

Trading securities

Trading securities are highly liquid investments in publicly traded mutual funds.  The investment is reported at fair value and unrealized gains and losses are included in earnings.

Notes receivable

Notes receivable represent bank acceptance drafts that are arranged by customers to settle their accounts payable to the Group.  The notes receivable are non-interest bearing and are typically due within 180 days or less.

Research and development

Research and development costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or market value.  Cost is determined using the weighted average method and mainly comprise cost of materials and sub-contract service fee.  Write down of potentially obsolete or slow moving inventories is recorded based on management's assumptions about future demand and market conditions.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments under equity method

The investments for which the Group has the ability to exercise significant influence are accounted for using the equity method.  Under the equity method, original investments are recorded at cost and adjusted by the Group's share of undistributed earnings or losses of the entities, by dividend distributions or subsequent investments.  All unrecognized inter-company profits and losses have been eliminated under the equity method.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

Other investments

Other investments comprise investments in equity securities and are classified as available-for-sale securities depending on the Group's intention on holding these investments.  The investments are  reported at fair value and  unrealized gains and losses are excluded from earnings and reported in a separate component of shareholder's equity.  Equity securities that do not have readily determinable market values are carried at cost. Fair values of equity securities carried at cost are estimated if there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments..

Property, plant and equipment and land use right

Property, plant and equipment, net are carried at cost less accumulated depreciation.  Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.  Gains and losses on disposal of property, plant and equipment and land use right are included in the consolidated statement of operations.

Depreciation rates computed using the straight-line method are as follows:

Buildings	20 years
Leasehold improvements	Shorter of lease terms or 3 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Plant and machinery	3 to 5 years

All land in the PRC is owned by the government.  According to PRC law, the government may sell the right to use of the land for a specified period of time.  Thus, all of the Group's land, which were all purchased in the PRC, are considered to be leasehold land and classified as land use right.  These are amortized on a straight-line basis over the respective term of the right to use the land.  Amortization expense was $26, $31 and $38 for years ended December 31, 2006, 2007 and 2008 respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets comprising purchased software and technology licenses are amortized on a straight-line basis over their expected useful economic lives, which range between two and ten years.

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

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC governments in Zhuhai by Actions Semiconductor Zhuhai and in Beijing by Beijing Actions. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been met.  Cash subsidies recognized as income were $35, $10 and $602 for the years ended December 31, 2006, 2007 and 2008, respectively.

Advance subsidies received from the government have been recorded in other liabilities.  A certain portion of such advance subsidies are repayable and another portion will be recognized as other income when and if Actions Semiconductor Zhuhai incurs interest expense on bank borrowings (see note 15 for additional details).

Revenue recognition

The Group's revenues are primarily derived from sale of SoC products and their total system solutions, which it designs and develops, at its own expense.  The Group recognizes revenue based on firm customer orders with fixed terms and conditions, including price net of discount and commission, if any.  The Group recognizes revenue when delivery has occurred and collectibility is determined to be reasonably assured.  The Group also provides semiconductor product testing, and revenue is recognized when the services are rendered.  The Group does not provide its customers with any price protection and only provides the right of return for defective goods in connection with its warranty policy.  The costs of the Group's warranty policy to-date are insignificant.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

The Group accounts for income taxes using the asset and liability method.  Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, tax loss carryforwards, and credits by applying enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

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

Advertising costs

Advertising costs are expensed as incurred and are included in general and administrative expense, and selling and marketing expenses.  Total advertising expenses were approximately $183, $414 and $142 for the years ended December 31, 2006, 2007 and 2008 respectively.

Comprehensive income

Accumulated other comprehensive income included unrealized gains on investments and foreign currency translation adjustments and is reported as a separate component in the statement of shareholders' equity and comprehensive income.

Foreign currency translation

All transactions in currencies other than functional currencies during the year are converted at the exchange rates prevailing on the respective transaction dates.  Foreign currency monetary assets and liabilities at the balance sheet date are remeasured at the exchange rates existing on that date.  Exchange differences are recorded in the consolidated statement of operations.

The financial statements of all subsidiaries with functional currencies other than the U.S. dollars, are translated into U.S. dollars.  All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date, and all income and expense items are translated at the average rates of exchange over the year.  All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments

Fair values of cash and cash equivalents, time deposits, restricted cash, marketable securities, accounts receivable, notes receivable, accounts payable, accrued expenses, loan from minority shareholders and short-term bank loan. Except for other liabilities, the carrying fair values approximate their carrying amounts due to their short-term maturities.  Please refer to note 13 for the estimated fair value of other liabilities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, marketable securities, trading securities, accounts receivable and notes receivable.  The Group places its cash and cash equivalents, time deposits, restricted cash, marketable securities and trading securities with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers.  The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.  As a result of the Group's credit evaluation, combined with its success in collecting approximately 100% of its outstanding account receivables and notes receivables, no allowance for doubtful accounts was recorded at December 31, 2006.  For the year ended December 31, 2007 and 2008, allowance for doubtful accounts of $282 and $496 was recorded by the Group respectively, and most of the remaining outstanding balances were collected subsequently.

Movements in allowances for doubtful accounts receivable are as follows:

Year ended	Beginning	Charged to	Closing
December 31	balance	expense	balance

2007	$-	$282	$282

2008	$282	$496	$778

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year.  Diluted earnings per share give effect to all dilutive potential common shares outstanding during the year.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Stock options

The Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award.  The Group recognizes the compensation costs on a straight-line over the vesting period.  Share-based compensation cost with a graded vesting schedule is recognized on a straight-line basis over the requisite service period of the entire award.

The compensation costs of $112, $1,394, $662 and $127 have been included as cost of revenues, research and development expenses, general and administrative expenses, and selling and marketing expenses, respectively.

Recently issued accounting pronouncements

In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS No. 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS No.  157 for all non-recurring fair value measurements of non-financial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.  The Group is currently evaluating the impact of adoption of FSP SFAS No. 157-2, for non-recurring fair value measurements of non-financial assets and liabilities.

In October 2008, the FASB issued FSP SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS No. 157-3").  FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides guidance on the key considerations in determining the fair value of a financial instrument when the market for these instruments is not active.  The clarifying guidance provided in FSP SFAS No. 157-3 did not result in a change to Group's financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R").  The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS No. 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date.  Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt.  This revised approach replaces SFAS No. 141's allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair values.  This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

ACTIONS SEMICONDUCTOR CO., LTD.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidation Financial Statements an Amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160").  This statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It requires noncontrolling interest (minority interest) to be recognized as equity in the consolidated financial statements and separate from the parent's equity and the amount of net income (loss) attributable to the noncontrolling interest to be included in consolidated net income (loss) on the face of the consolidated statement of operations.  SFAS No.160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest.  In addition, this statement requires that a parent recognize a gain or loss in net income (loss) when a subsidiary is deconsolidated and also requires expanded disclosures regarding the interests of the parent and the interests of the noncontrolling owners.

SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The adoption of SFAS No.160 is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No.  08-6: Equity Method Investment Accounting Considerations ("EITF 08-6").  Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments.  EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method.  This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008.  Early adoption is not permitted.  The Group does not expect the adoption of EITF 08-6 to have a material impact on the Group's consolidated financial statements.

3.	MARKETABLE SECURITIES AND TRADING SECURITIES

The Group's marketable securities represented held-to-maturity securities with various banks or independent financial institutions in the PRC.  As of December 31, 2007 and 2008, all held-to-maturity securities of the Group had maturities of less than one year.  The aggregate fair value of the held-to-maturity securities approximate to its carrying value as of December 31, 2007 and 2008.

The Group's trading securities comprised investments in publicly traded mutual funds in Taiwan.  The investments are reported at fair value and its unrealized gains/losses are included in earnings.  As of December 31, 2008, an unrealized gain of $56 has been recognized.

ACTIONS SEMICONDUCTOR CO., LTD.

4.	INVENTORIES

Inventories consisted of the following:
	At December 31,
	2007	2008

Raw materials	$4,042	$1,319
Work in progress	1,236	425
Finished goods	7,264	6,976
	$12,542	$8,720

Slow moving inventories amounted to $86, $538 and $901 were written down for the year ended December 31, 2006, 2007 and 2008, respectively.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:
	At December 31,
	2007	2008

Prepaid expenses	$284	$448
Value added tax refundable	1,917	778
Others	278	306
	$2,479	$1,532

6.	INVESTMENT IN AN AFFILIATE

Hi-Trend Investment Holding Co., Ltd ("Hi Trend")

Hi-Trend is a private company which designs, manufactures, and markets integrated circuit devices, including for energy meters and organic light emitting diode displays incorporated in portable electronics.

In March 2006, the Group acquired an additional 10% of equity interest in Hi-Trend for a cash consideration of $1,125.  The Group exercised significant influence over but did not control Hi-Trend, and the investment in Hi-Trend was accounted for under the equity method of accounting.  The equity in net loss of an affiliate amounted to approximately $156 for year ended December 31, 2006.  In addition, in May 2006 the Group entered into an agreement with a subsidiary of Hi-Trend pursuant to which it licensed the Group's energy metering SoC technology in exchange for a royalty fee under an installment plan.  Hi-Trend completed the license royalty payment plan in 2007.

ACTIONS SEMICONDUCTOR CO., LTD.

6.	INVESTMENT IN AN AFFILIATE - continued

Hi-Trend Investment Holding Co., Ltd ("Hi Trend") - continued

In November 2007, the Group ceased to exercise significant influence over Hi-Trend as the Group was not entitled to appoint representative to Hi Trend's board of directors.  In December 2007, Hi-Trend increased its capital by $1,000 through issuance of shares to other shareholders and consequently the Group's ownership interest in Hi-Trend decreased to 15%.  In June 2008, the Group disposed 5% interest and its ownership decreased to 10%.  The investment has been recorded under other investment at cost as of December 31, 2007 and 2008.

Mavrix Technology Inc. ("Mavrix")

Mavrix is a fabless semiconductor company which provides SoC solutions to the mobile digital TV and the portable multimedia market.

As of December 31, 2007, the Group purchased 16.23% of equity interest in Mavrix for $2,281, which was recorded as other investment under the cost method of accounting.  In 2008, the Group increased its ownership interest to 19.82% through purchase of additional equity interest of 3.59% for a cash consideration of $3,000.  Consequent to the increase in ownership interest, the Group has the ability to exercise significant influence over the operating and financial policies of Mavrix through representation on the board of directors which comprise five directors.  As a result, Mavrix became an equity method investee and the Group's retained earnings and results of operations have been adjusted retrospectively by $562 to recognize the Group's share of loss in the equity ownership interest for the year ended December 31, 2007.  Cost of investment in Mavrix previously classified as other investments has been retrospectively adjusted as investment in equity method investee as of December 31, 2007.

7.	OTHER INVESTMENTS
	At December 31,
	2007	2008
Listed investments:
- Equity securities listed in Taiwan	$82	$196
Unlisted securities	5,397	6,848
	$5,479	$7,044

For the listed available-for-sale securities, the Group has planned for long term holding, the investment is reported at fair value and its unrealized gains are excluded from earnings and reported in a separate component of shareholder's equity.  As of December 31, 2008, the unrealized loss was $96.

The unlisted investments represent investments in unlisted equity securities issued by private entities.

ACTIONS SEMICONDUCTOR CO., LTD.

8.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Group adopted the SFAS 157, "Fair Value Measurements" for all finance assets and liabilities, that are recognized or disclosed at fair value in the consolidated financial statement on a recurring basis (at least annually).  Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be carried at fair value, the Group considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The following table summarizes the Group's assets and liabilities measured at fair value on a recurring basis:
	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices
	in Active
	Markets for
Assets	Identical Assets	Total
	(Level 1)

Available-for-sale securities	$196	$196
Publicly traded mutual funds in Taiwan	19,299	$19,299
Total assets measured at fair value	$19,495	$19,495

Investments primarily include publicly traded mutual funds with portfolios focus on bonds and other highly liquid money market products and equity securities listed in Taiwan.

ACTIONS SEMICONDUCTOR CO., LTD.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:
	At December 31,
	2007	2008

Buildings	$36	$34
Leasehold improvements	171	366
Furniture, fixtures and equipment	2,237	3,155
Motor vehicles	488	720
Plant and machinery	6,655	7,474
Total	9,587	11,749
Less: Accumulated depreciation	(3,342)	(5,580)
Construction in progress	191	975
Property, plant and equipment, net	$6,436	$7,144

The Group has recorded depreciation expense of $991, $1,594 and $2,085 for the years ended December 31, 2006, 2007 and 2008, respectively.

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:
	At December 31,
	2007	2008
Cost:
Purchased software	$6,424	$7,523
Technology licenses	3,153	3,847
	9,577	11,370
Accumulated amortization:
Purchased software	(2,473)	(4,899)
Technology licenses	(1,255)	(2,274)
	(3,728)	(7,173)
Acquired intangible assets, net	$5,849	$4,197

The intangible assets of the Group mainly consist of purchased software which is used to support the administration of the business and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $990, $2,349 and $3,232 for the years ended December 31, 2006, 2007 and 2008, respectively.  Intangible asset amortization expense is estimated to be $2,305, $1,032, $382 and $340 for the 2009, 2010, 2011 and 2012 fiscal years, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:
	At December 31,
	2007	2008

Accrued wages and bonuses	$5,002	$3,876
Accrued legal and professional fees	409	260
Accrued insurance expenses	210	179
Payables for acquisition of intangible assets	1,379	988
Royalty fees payable	546	333
Accrued consulting fees	1,000	500
Others	889	710
	$9,435	$6,846

12.	SHORT-TERM BANK LOAN

As of December 31, 2007, the short-term bank loan of $1,519 was secured by a bank deposit, carried interest at 5.265% annually and denominated in Renminbi. The loan has been subsequently repaid.

13.	OTHER LIABILITIES

The local authorities in Beijing and Zhuhai, the PRC, operate certain government subsidy programs which are intended to encourage companies to invest in the high technology industry in Zhuhai and Beijing.

Actions Semiconductor Zhuhai was granted an interest free cash advance of $447 during the year ended December 31, 2006. This interest free cash advance is intended to subsidize Actions Semiconductor Zhuhai's research and development costs and will be recognized as other income when all the conditions for their receipt have been met.

For the year ended December 31, 2007, Actions Semiconductor Zhuhai and Beijing Actions were further granted $830 cash subsidy, the total other liabilities amounted to $1,570, in which $884 was repayable within one year; $686 are repayable in 2009 and therefore are recorded in non-current liabilities.

For the year ended December 31, 2008, Actions Semiconductor Zhuhai was further granted $1,025 cash subsidy, the total liabilities amounted to $2,067, in which $1,818 was repayable within one year and $249 are repayable in 2010 and therefore are recorded in non-current liabilities.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai and Beijing Actions based on the Group's borrowing interest rate from independent financial institution was approximately $1,476 and $1,994 at December 31, 2007 and 2008, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

14.	STOCK OPTIONS

In May 2008, the Board of Directors approved a stock option plan and granted 8,000,000 stock options to the directors of the Company and senior officers of the Group to subscribe to 8,000,000 shares of the Company.  The options granted under this plan have a requisite service period of four years.  The Board of Directors also has the right to terminate any unvested options. In August 2008, the Board of Directors approved and granted an additional 33,000 options to employees of the Group.

The options vest over four years and expire six years from grant date.  For some of the employees, twenty-five percent of the options vest on each of the four years following the grant date.  For the other employees, fifteen, twenty, thirty and thirty five percent, respectively, will vest on each of the four years following the grant date.

On February 26, 2009, the Board of Directors modified the option plan to reduce the option exercise price from $3.30 to $1.40 and extended the first vesting period to May 21, 2010 for all granted options and as a result extended the vesting period to 5 years from grant date and contractual maturity to 7 years from grant date. Any incremental increase in the fair value of the options as a result of the modification will be amortized over the remaining vesting period.

Details of the options granted by the Company in 2008 are as follows:

		Fair value
Number of	Exercise	of ordinary share	Intrinsic value
options granted	price	at grant date	at grant date

1,677,000	$3.30	$3.30	-
6,323,000	$3.30	$3.30	-
33,000	$3.30	$3.04	-

A summary of stock option activity is as follows:
		For the year ended
		December 31, 2008
		Weighted average	Weight average
	Number	exercise price	fair value
	of options	per option	at grant date

Outstanding at the beginning of the year	-	-	-
Granted on May 21, 2008	8,000,000	$3.30	$1.28
Granted on August 4, 2008	33,000	$3.30	$1.10
Exercised	-	-	-
Forfeited	(196,500)	$3.30	$1.28

Outstanding at the end of the year	7,836,500

There was no option exercisable at of December 31, 2008.

ACTIONS SEMICONDUCTOR CO., LTD.

14.	STOCK OPTIONS - continued

The following table summarizes information with respect to stock options outstanding at December 31, 2008:

Options exercisable
	Options outstanding as of December 31, 2008				as of December 31, 2008
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	7,836,500	5 years	$3.30	-	-	-	-

As at December 31, 2008, options to purchase 163,500 number of ordinary shares were available for future grant.

The fair value of each option award is estimated at grant date during 2008 using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31, 2008

Risk-free interest rate (1)	2.41% to 3.09%
Expected life (2)	2-5 years
Expected volatility (3)	47.7%
Dividend yield (4)	Nil

(1)	Risk-free interest rate

Risk-free interest rate adopted the yield to maturity of United States government bonds with the same maturity as the respective expected term of the options.

(2)	Expected life

The expected life was estimated as the average between the vesting term of the options and the original contractual term.

(3)	Expected volatility

The expected volatility of the underlying ADS during the life of the options was calculated based on the Company's historical stock price volatility over the period from initial public offering through to the grant date.

(4)	Dividend yield

The dividend yield was expected to be nil based on the Company's historical dividend distribution record and its policy.

(5)	Share price

The fair value of the ordinary shares on the grant date was the closing price of the Company's stock at each grant date.

ACTIONS SEMICONDUCTOR CO., LTD.

14.	STOCK OPTIONS - continued

For the year ended December 31, 2008, the Group recognized $112, $1,394, $662 and $127 of compensation expense in costs of revenue, research and development expenses, general and administrative expenses, and selling and marketing expenses, respectively.  A total of $6,534 of unrecognized compensation expense related to non-vested stock options as of December 31, 2008 are expected to be recognized over a weighted-average period of 3.4 years on a straight-line basis.

15.	OTHER INCOME

Other income for 2007 mainly consisted of foreign exchange gains of $5,624 and a tax refund of $5,946; while for 2008, mainly represented foreign exchange gains of $1,159.

Under a scheme by the Municipal Bureau of Tax Zhuhai, to encourage reinvestment of profits, tax paid in prior years may be fully or partly refunded, depending on certain qualifications of the tax payer. As a result of Actions Mauritius's injection of undistributed profit earned in 2006, the Group received tax refund of $5,946 in 2007.  One of the conditions for the tax refund is that the reinvestment cannot be withdrawn within five years. During this period, the repatriation of the invested capital will be restricted and the Company does not intend to withdraw the reinvested capital any time before December 2012.

For the years ended December 31, 2007 and 2008, tax refund for reinvestment of profits under the capital reinvestment scheme was removed along with effective of new "Law of the People's Republic of China on Enterprise Income Tax" since January 1, 2008.  Therefore the PRC tax paid or payable by subsidiaries operating in the PRC during the years ended December 31, 2007 and 2008 has been expensed and cannot be refunded.

16.	INCOME TAXES

The components of income before income taxes, equity in net loss of an affiliate and minority interest are as follows:
	Year ended December 31,
	2006	2007	2008

Domestic	$(930)	$(2,347)	$(2,183)
Foreign	81,535	56,353	32,348
	$80,605	$54,006	$30,165

The Company is tax exempt in the Cayman Islands.

Under the current Mauritius law, Actions Semiconductor Mauritius' income is subject to taxation; however, up to and as of December 31, 2008, the entity has not had any taxable profits. Actions Microelectronics Co., Ltd and Actions Capital Investment Inc. and Actions Investment Consulting have been loss making since their incorporation.

ACTIONS SEMICONDUCTOR CO., LTD.

16.	INCOME TAXES - continued

In 2006 and 2007, companies in PRC were generally subject to a 30% foreign enterprise income tax ("FEIT"), and a 3% local income tax.  However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone ("Zhuhai Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Zhuhai Economic Zone.  Therefore, it was subject to a reduced FEIT rate of 15%.  In addition, Actions Semiconductor Zhuhai is a production oriented enterprise and exempted from FEIT for its first two years of profitable operations after offsetting prior years' tax losses and entitled to 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991.  Actions Semiconductor Zhuhai is exempt from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

As a result of such preferential tax treatments, Actions Semiconductor Zhuhai was exempt from FEIT in the years ended December 31, 2004 and 2005, which were the first and second year in which Actions Semiconductor Zhuhai had profits after offsetting prior years' tax losses.  Thereafter, Actions Semiconductor Zhuhai had  a 50% reduction in  FEIT rate, which resulted in  7.5% tax, during each of two years ended December 31, 2006 and 2007.

Artek Microelectronics Shenzhen was established in the Shenzhen Special Economic Zone ("Shenzhen Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Shenzhen Economic Zone.  Therefore, it was subject to the reduced FEIT rate of 15% and is exempted from FEIT in the years ended December 31, 2007 and 2008, which were the first and second year Artek Microelectronics Shenzhen had profits after offsetting prior years' tax losses.  Thereafter, Artek Microelectronics Shenzhen expects to benefit from a 50% reduction of FEIT rate, which will be 10%, 11%, 12% for the year ending December 31, 2009, 2010 and 2011, respectively, as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991.  In addition, Artek Microelectronics Shenzhen is exempted from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

Effective January 1, 2008, the new "Law of the People's Republic of China on Enterprise Income Tax" was implemented. The new law requires that:

1.	For all resident enterprises, domestic or foreign, the unified Enterprise Income Tax rate is unified 25%.

2.	Enterprises that are categorized as the "High Tech Enterprise" will have a reduced tax rate of 15%.

3.
From January 1, 2008 onwards, enterprises that enjoyed a preferential tax rate  will need to adopt the new law over the next five years. Specifically; for enterprises with a current preferential tax rate of 15%, the tax rate will be 18%, 20%, 22%, 24%, and 25% for the years ended December 31, 2008, 2009, 2010, 2011, and 2012, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

16.	INCOME TAXES - continued

The new law allows the preferential tax treatment to be continued by enterprises up until it is fully utilized.  For enterprises that have preferential tax treatment, all preferential tax treatments were required to be commenced in 2008.

Actions Semiconductor Zhuhai continues to use the preferential tax treatment. In 2008, the tax rate is 18% and by applying the final year of preferential tax treatment, which reduces the income tax rate by 50%, the applicable tax rate is 9%.  On December 16, 2008, certificate of "Hi-Tech Enterprises" was granted to Actions Semiconductor Zhuhai, as a result, the applicable tax rate will be 15% for the years ended December 31, 2009, 2010 and 2011, respectively, and 25% thereafter.

Artek Microelectronics Shenzhen started using the tax preferential treatment in 2007. As such, it was exempted from income tax in 2007 and 2008.  From 2009 to 2011, the income tax rate will be reduced by 50%, thus the income tax will be 10%, 11%, 12% for the years ended December 31, 2009, 2010, and 2011, respectively.  If Artek Microelectronics Shenzhen obtain certificate of "Hi-Tech Enterprise", an income tax rate of 15% will be applied for the years ended 2012, 2013 and 2014. Otherwise, the normal 25% income tax rate will be applied.

Beijing Actions had no taxable profit in 2006, 2007 and 2008. Under the new income tax law, it requires that the preferential tax treatment be applied from 2008 even if it had no taxable profit. As such, Beijing Actions will be exempt from income tax in 2008 and 2009.  From 2010 to 2012, the income tax rate will be reduced by 50%, thus the rate of each year will be 11%, 12%, and 12.5%, respectively.  Beijing Actions was classified as "Hi Tech Enterprises" in 2006.  The Company believes that Beijing Actions will continue to be classified under this category. From 2013 onwards, if this classification is still applied, then the income tax rate will be 15%. Otherwise, the rate will be 25%.

Uncertainties exist with respect to how China's current income tax law applies to our overall operations, and more specifically, with regard to tax residency status.  China's Enterprise Income Tax Law ("EIT Law") became effective January 1, 2008 and includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China.  The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China.  Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers.  The Company determined that legal entities organized outside of China should not be treated as China tax residents for EIT Law purposes as the places of effective management are outside of China.  If one or more of our legal entities organized outside of China were characterized as China tax resident, then the additional tax cost might be $1,308.

The Company's calculation of income taxes generally reflects the Company's status as a non-PRC tax resident company.  The tax residency of a company is normally a question of fact.  For a company which has been established outside the PRC, tax residency will only be in the PRC if the location of effective management of the Company is in the PRC.  PRC for this purpose does not include Hong Kong, Macao, or Taiwan.

An additional consequence of the Company and/or its non-PRC subsidiaries being tax resident in the PRC would be the taxability in the PRC of the non-PRC tax resident recipients of certain payments made by the Company.  This may include dividends, interest, and royalties.

ACTIONS SEMICONDUCTOR CO., LTD.

16.	INCOME TAXES - continued

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. The Company's tax provision includes $1,738 of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of the balance sheet date.

Actions Hong Kong and Artek Microelectronics (HK) Co., Limited are subjected to Hong Kong Profits Tax at a rate of 17.5%, 17.5% and 16.5% for the year ended December 31, 2006, 2007 and 2008 respectively.

The current and deferred components of the income tax expense (credit) appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2006	2007	2008

Current tax	$6,118	$2,279	$1,521
Deferred tax	(134)	(77)	2,111
	$5,984	$2,202	3,632

The Group's deferred tax assets and liabilities as at December 31, 2007 and 2008 are attributable to the following:

	At December 31,
	2007	2008

Expenditures deductible for tax purpose in future years
- Accrued legal and professional fees	$20	$19
- Accrued bonus	273	454
- Other	31	153
Tax losses	814	981
Depreciation and amortization	12	266
Total deferred tax assets	$1,150	$1,873
Valuation allowance	(411)	(981)
Deferred tax assets	739	892
Income taxable for tax purpose in future years
- Interest income	-	(492)
Deferred tax liability arising from withholding tax on undistributed profits	-	(1,738)
Total deferred tax liabilities	-	(2,230)
Deferred tax assets (liabilities), net	$739	$(1,338)

ACTIONS SEMICONDUCTOR CO., LTD.

16.	INCOME TAXES - continued

The following is the analysis of deferred tax balances for reporting purposes:

	At December 31,
	2007	2008

Deferred tax assets
Current portion	$739	$686
Non-current portion	-	206
	$739	$892
Deferred tax liabilities
Current portion	$-	$(480)
Non-current portion	-	(1,750)
	$-	$(2,230)
Deferred tax assets (liabilities), net	$739	$(1,338)

A valuation allowance has been provided for Actions Hong Kong and Beijing Actions since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income in Actions Hong Kong and Beijing Actions.  As management does not believe that it is more likely than not that all of the deferred tax asset attributable to Actions Hong Kong will be realized, valuation allowance of $411 and $981 has been established as of December 31, 2007 and December 31, 2008, respectively in respect of the related deferred tax asset, of these subsidiaries.

As of December 31, 2008, the Company's PRC subsidiaries had tax losses of approximately $810 that will expire five years from the respective financial years incurring the losses. Other losses may be carried forward indefinitely.

The additional tax that would have been payable without the tax exemption and preferential income tax rate amounts to approximately $6,206, $4,284 and $5,036 for the years ended December 31, 2006, 2007 and 2008, respectively, representing a decrease in the basic and diluted earnings per ordinary share of $0.012, $0.008 and $0.010 for the years ended December 31, 2006, 2007 and 2008, respectively.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007 and 2008, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2006 to 2008 may be subject to examination by the PRC and Hong Kong tax authorities.

ACTIONS SEMICONDUCTOR CO., LTD.

16.	INCOME TAXES - continued

A reconciliation between the provision for income tax computed by applicable PRC enterprise income tax rate to income before income taxes, equity in net loss of an affiliate and minority interests, and actual provision for income taxes is as follows:

	Year ended December 31,
	2006	2007	2008

PRC tax rate	15%	15%	18%

Tax provision at PRC enterprise income tax rate	$12,091	$8,101	$5,430
Expenses not deductible for tax purposes	477	764	1,091
Share-based compensation not deductible for tax purposes	-	-	413
Income not taxable for tax purposes	(519)	(2,393)	(431)
Net change in valuation allowance	233	134	570
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(6,206)	(4,284)	(5,036)
Effect of the different income tax rates in other jurisdictions	(111)	(121)	(138)
Effect of withholding tax on undistributed earnings	-	-	1,738
Others	19	1	(5)

Income tax expense	$5,984	$2,202	$3,632

17.	SEGMENT AND GEOGRAPHIC INFORMATION

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

	Year ended December 31,
	2006	2007	2008
Revenue:
MMP SoC for portable media players	$168,907	$116,320	$94,916
Energy metering SoC	1,222	-	-
Testing solutions	99	308	214
	$170,228	$116,628	$95,130
Gross profit:
MMP SoC for portable media players	$93,694	$59,633	$47,668
Energy metering SoC	582	-	-
Testing solutions	41	77	37
	$94,317	$59,710	$47,705

Geographic information

The Group operates in China/Hong Kong and all of the Group's long-lived assets are located in China/Hong Kong and substantially all of our sales are made in China/Hong Kong.

ACTIONS SEMICONDUCTOR CO., LTD.

18.	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation.  Rental expense under operating leases for the years ended December 31, 2006, 2007 and 2008 was $362, $600 and $885, respectively.

Future minimum lease payments under non-cancelable operating lease agreements on December 31, 2008 were $1,012 of which $730 and $282 are payable in the years ended December 31, 2009 and 2010, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2007 and 2008 was $572 and $516 respectively.

(c)	Royalty fee commitments

The Group has entered into several royalty agreements for the use of certain technology knowhow ("Technology Knowhow") used in the Group's products.

Technology Knowhow A

The Group paid a fixed amount of royalty for each of the Group's products sold which make use of the Technology Knowhow A, where the minimum quarterly royalty fee commitment was $500.  This agreement was terminated during year ended December 31, 2007.

Technology Knowhow B

In March 2005, the Group entered into a royalty agreement ("Agreement") for the use of Technology Knowhow B for a period of three years, effective from March 2005 ("Effective date"), and will automatically be renewed for additional one year unless notice of non-renewal is delivered at least sixty days prior to the end of third year.

In September 2006, the Group terminated the Agreement and entered into a new royalty agreement ("New Agreement").  The New Agreement is for the use of Technology Knowhow B for a period of three years, effective from June 6, 2006 ("New Effective date"), and will automatically be renewed for additional one year unless notice of non-renewal is delivered at least sixty days prior to the end of third year.  Pursuant to the New Agreement, the Group will pay a fixed amount of royalty fee for unlimited use of the Technology Knowhow B and there is a minimum royalty fee commitment of $280 during the first twelve months from the New Effective date.

In October 2007, the Group revised the New Agreement. The revised agreement allows the Company to have unlimited use of the Technology Knowhow B for a sum of $200. The revised agreement is effective for period from October 1, 2007 to September 30, 2008.

In October 2008, the Group revised its October 2007 New Agreement, which the terms and conditions are the same for both agreements.  The October 2008 New Agreement is effective for period from October 1, 2008 to September 30, 2009.

ACTIONS SEMICONDUCTOR CO., LTD.

18.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Royalty fee commitments - continued

Technology Knowhow C

In 2007, the Group has entered into an agreement with Technology Knowhow C provider. The Group licensed the Technology Knowhow C based on a fee schedule for the life of the relevant technologies. During the year ended December 31, 2007, the product using the licensed Technology Knowhow C was still in the development stage, thus the Group did not produce or sell any SoC products and is therefore not subject to royalty fee payment to Technology Knowhow C provider.

During the year ended December 31, 2008, the Group paid royalty expenses for the Group's products sold, for which were made using Technology knowhow C.

The Group's total royalty expenses paid for the use of all Technology Knowhow for the years ended December 31, 2006, 2007 and 2008 amounted to $4,104, $2,319 and $426, respectively.  Royalty commitment as of December 31, 2007 and 2008 was same as $150.

(d)	Contingencies

Two of the Group's former advisors have filed a compliant in the U.S. District Court for the Southern District of California against the Group on August 17, 2006, seeking compensatory damages for services rendered.  The Group has filed a motion to dismiss the complaint on the grounds that it is not subject to personal jurisdiction in California and that the Peoples' Republic of China would be the more appropriate forum for this litigation.  As at December 31, 2008, the motion is currently pending before the U.S. District Court for the Southern District of California.  No provision has been made in the consolidated financial statements because the Group is in the process of assessing the claim at this preliminary stage and has no reliable basis to reasonably estimate the Group's potential liability, if any.

While management, including internal counsel, currently believes that the ultimate outcome of the above proceeding, will not have a material adverse effect on the Group's financial position, litigation is subject to inherent uncertainties.  If an unfavourable ruling was to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs.

19.	MAJOR CUSTOMERS

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group's net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2006	2007	2008

Customer A	24%	16%	-
Customer B	12%	-	-
Customer C	11%	-	-
Customer D	10%	10%	-
Customer E	-	12%	26%
Customer F	-	13%	17%
	57%	51%	43%

ACTIONS SEMICONDUCTOR CO., LTD.

19.	MAJOR CUSTOMERS - continued

	Accounts receivable
	At December 31,
	2007	2008

Customer A	21%	-
Customer C	13%	-
Customer D	12%	-
Customer E	16%	38%
Customer F	18%	30%
Customer G	-	13%
	80%	81%

20.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Employees of the Group in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution plan.  The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling.  The total provisions for these employee benefits were $528, $981 and $1,665 for the years ended December 31, 2006, 2007 and 2008, respectively.

21.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Group received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders of the Company amounting to $540. For the year ended December 31, 2007 and 2008, there were no consultancy services received from the shareholders of the Company.

During the year ended December, 31, 2007, the Group recognized income of $278 for granting of rights to use its proprietary technology in SoCs for energy metering business indefinitely to an affiliate, Hi-Trend. Further, during the year ended December 31, 2007, the Group made sales for testing services to Hi-Trend amounting to $308. Effective November 2007, the Group ceased to exercise its significant influence on Hi-Trend and the Group's holding in Hi-Trend was then recorded as other investments under the cost method of accounting as of December 31, 2007 and 2008.

During the year ended December 31, 2007, the Group received agency services from Namyoung Corporation for introducing customers and paid commission fee to Namyoung Corporation amounting $159. Mr. Kang, Byung-Jin (Peter), who is the president of Namyoung Corporation, was also the director and chairman of the board of the Company before resigning from the Board of the Company on October 29, 2007.

During the year ended December 31, 2007 and 2008, the Group recognized net sales of $13,694 and $24,388 from G.M.I. Technology Inc. ("GMI") respectively.  As of December 31, 2007 and 2008, amount due from a related party represented a balance due from GMI of $943 and $1,497 respectively.  GMI's president is a family member of the Group's Chief Executive officer.

ACTIONS SEMICONDUCTOR CO., LTD.

22.	MAINLAND CHINA PROFIT APPROPRIATION AND RESTRICTION ON CAPITAL REPATRIATION

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary.  These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group's discretion.  These reserve funds can only be used for specific purposes and are not distributable as cash dividends.  As of December 31, 2007 and 2008, the balance of these of the Company's PRC subsidiaries reserves amounted to $9,380 and $12,116, respectively.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries are also restricted.  As of December 31, 2007 and 2008, the total amount of the restricted capital and reserves amounted to $106,885 and $115,327, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

SCHEDULE 1
BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$13,635	$2,693
Amounts due from subsidiaries	615	1,397
Prepaid expenses and other current assets	180	154
Total current assets	14,430	4,244
Investments in subsidiaries	279,171	332,145
Deposit paid for acquisition of property, plant and equipment	-	275
Acquired intangible assets, net	663	276
TOTAL ASSETS	$294,264	336,940
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,349	$818
Amounts due to subsidiaries	33,684	46,986
Total liabilities	35,033	$47,804
Commitments and contingencies
Shareholders' equity:
Ordinary shares of par value $0.000001:
2,000,000,000 shares authorized 485,501,874
(2007: 508,178,118) shares issued and outstanding	$1	$1
Additional paid-in capital	43,679	36,606
Accumulated other comprehensive income	9,628	20,483
Retained earnings	205,923	232,046
Total shareholders' equity	259,231	289,136
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$294,264	$336,940

ACTIONS SEMICONDUCTOR CO., LTD.

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2006	2007	2008
Operating expenses:
Research and development	$-	$(364)	$(387)
General and administrative	(2,564)	(3,150)	(4,240)
Total operating expenses	(2,564)	(3,514)	(4,627)
Loss from operations	(2,564)	(3,514)	(4,627)
Interest income	1,701	1,179	206
Loss before income taxes	(863)	(2,335)	(4,421)
Share of net profits of subsidiaries, net of taxes	75,424	53,976	30,531
Investment income	-	-	13
Net income	$74,561	$51,641	$26,123

ACTIONS SEMICONDUCTOR CO., LTD.

STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

				Accumulated
				other
	Ordinary shares		Additional	comprehensive	Retained		Comprehensive
	Number	Amount	paid-in capital	income	earnings	Total	income

Balance at January 1, 2006	516,000,000	1	49,629	1,224	79,721	$130,575

Reversal of overprovision of capitalized offering expenses	-	-	712	-	-	712	-
Foreign currency translation adjustments	-	-	-	3,172	-	3,172	3,172
Net income	-	-	-	-	74,561	74,561	74,561
Balance at December 31, 2006	516,000,000	$1	$50,341	$4,396	$154,282	$209,020	$77,733
Purchase of ordinary shares	(7,821,882)	-	(6,662)	-	-	(6,662)	-
Foreign currency translation adjustments	-	-	-	5,232	-	5,232	5,232
Net income (restated)	-	-	-	-	51,641	51,641	51,641
Balance at December 31, 2007 (restated)	508,178,118	$1	$43,679	$9,628	$205,923	$259,231	$56,873
Repurchase of ordinary shares	(22,676,244)	-	(9,368)	-	-	(9,368)	-
Share-based compensation	-	-	2,295	-	-	2,295	-
Foreign currency translation adjustments	-	-	-	10,855	-	10,855	10,855
Net income	-	-	-	-	26,123	26,123	26,123
Balance at December 31, 2008	485,501,874	$1	$36,606	$20,483	$232,046	$289,136	$36,978

ACTIONS SEMICONDUCTOR CO., LTD.

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2006	2007	2008
Operating activities:
Net income	74,561	51,641	26,123
Adjustments to reconcile net income to net cash provided by operating activities:
Amortisation of acquired intangible assets	65	342	387
Share-based compensation	-	-	2,295
Share of net profits of subsidiaries	(75,424)	(53,976)	(30,531)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(104)	73	26
Accrued expenses and other current liabilities	(1,259)	(437)	(531)
Amounts due to subsidiaries	14,330	(8,124)	13,302
Net cash provided by (used in) operating activities	12,169	(10,481)	11,071
Investing activities:
Capital contribution in subsidiaries	(22,125)	(536)	(11,588)
Increase in amounts due from subsidiaries	(446)	(119)	(782)
Increase in deposit paid for acquisition of property, plant and equipment	-	-	(275)
Purchase of intangible assets	(619)	(451)	-
Cash used in investing activities	(23,190)	(1,106)	(12,645)
Financing activities:
Repurchase of ordinary shares	-	(6,662)	(9,368)
Amounts due to shareholders	77,377	-	-
Repayment of amounts due to shareholders	(77,367)	(10)	-
Cash provided by (used in) financing activities	10	(6,672)	(9,368)
Net decrease in cash and cash equivalents	(11,011)	(18,259)	(10,942)

Cash and cash equivalents at the beginning of the year	42,905	31,894	13,635
Cash and cash equivalents at the end of the year	31,894	13,635	2,693

ACTIONS SEMICONDUCTOR CO., LTD.

NOTES TO SCHEDULE 1

1.	Schedule 1

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

As of December 31, 2007 and 2008, $106,885 and $115,327 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2006, 2007 and 2008.

2.	Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its subsidiaries.