Form 20-F
period 2009-12-31
Actions Semiconductor Co., Ltd.
filed 2010-04-30
CIK 1342068

ACTIONS SEMICONDUCTOR CO., LTD.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-51604

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares 516,000,000.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

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
Large accelerated filer ☐             Accelerated filer ☒             Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.Item 17 ☐Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐Yes  ☒ No

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

**
The total number of Ordinary Shares outstanding as of December 31, 2009 includes 7,821,882, 22,676,244 and 34,938,198 Ordinary Shares underlying the American Depositary Shares that the Registrant repurchased during 2007, 2008 and 2009, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		3

FORWARD-LOOKING STATEMENTS		3

PART I		4

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		4

ITEM 3. KEY INFORMATION		4

A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6

ITEM 4. INFORMATION ON THE COMPANY		22

A.	History and Development of the Company	22
B.	Business Overview	23
C.	Organizational Structure	35
D.	Property, Plants and Equipment	36
ITEM 4A. UNRESOLVED STAFF COMMENTS		36
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		36

A.	Operating Results	36
B.	Liquidity and Capital Resources	43
C.	Research and Development, Patents and Licenses, etc.	47
D.	Trend Information	49
E.	Off-balance Sheet Arrangements	50
F.	Tabular Disclosure of Contractual Obligations	50

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		50

A.	Directors and Senior Management	50
B.	Compensation	51
C.	Board Practices	54
D.	Employees	54
E.	Share ownership	55

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		55

A.	Major Shareholders	55
B.	Related Party Transactions	56
C.	Interests of Experts and Counsel	57

ITEM 8. FINANCIAL INFORMATION		57

A.	Consolidated Statements and Other Financial Information	57
B.	Significant Changes	58

ITEM 9. THE OFFER AND LISTING		58

A.	Offer and Listing Details	58
B.	Plan of Distribution	59
C.	Markets	59
D.	Selling Shareholders	59
E.	Dilution	59
F.	Expense of the Issue	59

ITEM 10. ADDITIONAL INFORMATION		59

A.	Share Capital	59
B.	Memorandum and Articles of Association	59
C.	Material Contracts	68
D.	Exchange Controls	68

ACTIONS SEMICONDUCTOR CO., LTD.

E.	Taxation	69
F.	Dividends and paying agents	72
G.	Statement by experts	72
H.	Documents on display	72
I.	Subsidiary Information	73

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		73

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		73

A.	Debt Securities	73
B.	Warrants and Rights	73
C.	Other Securities	74
D.	American Depositary Shares	74
PART II		75

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		75

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		75

ITEM 15. CONTROLS AND PROCEDURES		75

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		76

ITEM 16B. CODE OF ETHICS		76

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		76

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		77

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		77

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		78

ITEM 16G. CORPORATE GOVERNANCE		78

PART III		78

ITEM 17. FINANCIAL STATEMENTS		78

ITEM 18. FINANCIAL STATEMENTS		78

ITEM 19. EXHIBITS		78

ACTIONS SEMICONDUCTOR CO., LTD.

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

Solely for the convenience of the reader, certain Renminbi amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made based on the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board at each specified date. As of December 31, 2009 and April 23, 2010, the exchange rate for one U.S. dollar was RMB 6.8259 and RMB 6.8270, respectively. The table below indicates the highest and lowest exchange rates from Renminbi to U.S. dollars for the applicable period. We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or Renminbi, as the case may be, at any particular rate.

Per U.S. dollar	High		Low
2007	RMB	7.2946	RMB	7.8127
2008		6.7800		7.2946
2009		6.8176		6.8470
First Quarter		6.8225		6.8470
Second Quarter		6.8176		6.8371
Third Quarter		6.8247		6.8358
Fourth Quarter		6.8244		6.8300
October		6.8248		6.8292
November		6.8255		6.8300
December		6.8244		6.8299
2010
First Quarter		6.8254		6.8330
January		6.8258		6.8295
February		6.8258		6.8330
March		6.8254		6.8270
April (through April 23, 2010)		6.8229		6.8275

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data and cash flow data for the three years ended December 31, 2007, 2008 and 2009 and selected balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data and cash flow data for the years ended December 31, 2005 and 2006 and selected balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except number of shares data.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the year ended December 31,
	2005		2006		2007		2008		2009
	(thousands, except per share data)

Revenues:
System-on-a-chip products	US$	149,369	US$	170,129	US$	116,320	US$	94,916	US$	43,937
Semiconductor product testing services		253		99		308		214		203
Total revenues		149,622		170,228		116,628		95,130		44,140
Cost of revenues:
System-on-a-chip products		(60,518)		(75,853)		(56,687)		(47,248)		(30,093)
Semiconductor product testing services		(68)		(58)		(231)		(177)		(117)
Total cost of revenues		(60,586)		(75,911)		(56,918)		(47,425)		(30,210)
Gross profit		89,036		94,317		59,710		47,705		13,930
Other operating income		1,122		1,634		392		797		918
Gain on deemed disposal		—		—		—		—		1,736
Operating expenses:
Research and development		(7,825)		(9,773)		(12,381)		(19,477)		(19,295)
General and administrative		(8,968)		(8,663)		(10,485)		(10,399)		(8,812)
Selling and marketing		(1,375)		(1,626)		(1,880)		(1,694)		(1,115)
Total operating expenses		(18,168)		(20,062)		(24,746)		(31,570)		(29,222)
Income (loss) from operations		71,990		75,889		35,356		16,932		(12,638)
Other income (loss)		—		—		11,570		1,213		(654)
Dividend income		—		—		—		20		440
Fair value change in trading securities		—		—		—		92		40
Interest income		1,148		4,876		7,162		11,912		10,977
Interest expenses		(77)		(160)		(82)		(4)		(57)
Other-than-temporary impairment loss on investments		—		—		—		—		(7,407)
Income (loss) before income taxes, equity in net loss of equity method investees and noncontrolling interest		73,061		80,605		54,006		30,165		(9,299)
Income taxes credit (expense)		526		(5,984)		(2,202)		(3,632)		(537)
Equity in net loss of equity method investees		—		(156)		(383)		(576)		(826)
Net income (loss)		73,587		74,465		51,421		25,957		(10,662)
Add: Net loss attributable to noncontrolling interest		18		96		220		166		264
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	US$	73,605	US$	74,561	US$	51,641	US$	26,123	US$	(10,398)

ACTIONS SEMICONDUCTOR CO., LTD.

	For the year ended December 31,
	2005		2006		2007		2008		2009
Net income per share:
Basic and diluted	US$	0.152	US$	0.144	US$	0.101	US$	0.052	US$	(0.023)
Net income (loss) per ADS:
Basic and diluted	US$	0.914	US$	0.867	US$	0.603	US$	0.312	US$	(0.138)
Dividend declared per share	US$	0.041		—		—		—		—
Weighted-average shares used in computation:
Basic and diluted		483,000,000		516,000,000		513,588,069		501,763,805		460,812,477

CASH FLOW DATA
	For the year ended December 31,
	2005		2006		2007		2008		2009
	(thousands)
Cash provided by (used in):
Operating activities	US$	77,140	US$	76,774	US$	46,816	US$	9,930	US$	27,637
Investing activities		(28,567)		(48,188)		(111,147)		(30,683)		22,127
Financing activities		27,128		(1,917)		(4,411)		(8,423)		(7,497)

ACTIONS SEMICONDUCTOR CO., LTD.

BALANCE SHEET DATA

	At December 31,
	2005		2006		2007		2008		2009
	(thousands)
Cash and cash equivalents	US$	108,896	US$	137,778	US$	72,054	US$	45,435	US$	87,706
Time deposits		23,172		45,713		2,613		61		62
Restricted cash		2,478		—		1,782		440		—
Marketable securities		—		20,531		165,317		201,151		139,984
Trading securities		—		—		—		19,299		—
Accounts receivable, net		8,025		3,667		5,103		2,435		1,891
Amount due from a related party		—		2,192		943		1,497		530
Amount due from affiliate		—		—		—		—		492
Notes receivable		1,722		2,154		372		74		—
Inventories		7,023		6,280		12,542		8,720		4,501
Prepaid expenses and other current assets		1,973		6,413		2,479		1,532		1,258
Amount due from an equity method investee		—		133		—		—		—
Deferred tax assets		528		662		739		686		371
Income tax recoverable		11		—		—		—		—
Total current assets		153,828		225,523		263,944		281,330		236,795
Investment in equity method investees		500		1,469		1,719		4,142		1,577
Other investments ($82, $196 and $420 carried at fair value as of Decemeber 31, 2007, 2008 and 2009 respectively)		—		—		5,479		7,044		3,258
Marketable securities		—		—		—		—		23,773
Rental deposits		11		52		79		39		46
Property, plants and equipment, net		2,360		5,309		6,436		7,144		14,437
Land use right		—		1,440		1,509		1,580		1,546
Acquired intangible assets, net		1,889		3,787		5,849		4,197		3,625
Deposit paid for acquisition of property, plant and equipment		—		91		27		403		—
Deferred tax assets		—		—		—		206		149
Total assets	US$	158,588	US$	237,671	US$	285,042	US$	306,085	US$	285,206
Total current liabilities		27,307		28,165		24,921		14,915		9,518
Other liabilities		124		—		686		249		319
Deferred tax liabilities		—		—		—		1,750		2,058
Total liabilities		27,431		28,165		25,607		16,914		11,895
Total equity		131,157		209,506		259,435		289,171		273,311
Total liabilities & equity		$158,588		$237,671		$285,042		$306,085		$285,206

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

ACTIONS SEMICONDUCTOR CO., LTD.

Risks Related to Our Company

The recent worldwide economic downturn has adversely affected the demand for our products, which directly impacts our business and results of operations.

The recent systemic economic and financial downturn that has been affecting global business, banking and financial sectors has also been affecting the consumer electronic market. Our customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services. There could also be a number of effects from such turmoil on our business, including continued decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. Current uncertainty in global economic conditions also poses a risk to the overall economy that could impact our ability to manage commercial relationships with our customers, suppliers and creditors. Revenues for our System-on-a-Chip (“SoC”) products have decreased by US$53.8 million, or 31.6%, from US$170.1 million in 2006 to US$116.3 million in 2007, and decreased by US$ 21.4 million, or 18.4%, to US$94.9 million in 2008, and further decreased by US$ 51.0 million, or 53.7%, to US$43.9 million in 2009.

Our customers are facing challenges in the current economic downturn. If they cannot perform their obligations to us, our financial results could suffer.

If economic conditions continue to deteriorate, certain of our customers may face liquidity concerns and may delay or be unable to satisfy their payment obligations. We may face increased payment and performance risk in the current economic downturn from our customers. In order to promote sales, we may be required to provide extended payment terms, financing arrangements or other modified sale terms for some customers, which will increase our sales expenses and further increase our exposure to customer credit risk, all in an environment of downward pressure on average selling prices. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, more allowance for doubtful accounts may be required. Furthermore, if any of our customers become insolvent or commence bankruptcy or similar proceedings, our receivables from such customers may become uncollectible, which may lead to additional bad debt expense for us and may adversely affect our results of operations and cash flows.

We derive almost all of our revenues from our SoCs for portable media players, and we cannot be sure that sales of these products will not decline further.

We derive almost all of our revenues from sales of our SoCs for portable media players. In 2008, the average selling price of our SoCs declined by approximately 15.5% and our units shipped decreased by 3.4% compared to 2007. In 2009, the average selling price of our SoCs declined by approximately 33% and our units shipped also decreased by 31% compared to 2008. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that portable media players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner; meanwhile, we attempt to exploit new application markets to bring us additional revenues. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, if market demand shifts rapidly toward portable, multifunctional electronic products such as mobile phones with add-on portable media player functionality and away from stand-alone portable media players, the sales of our SoCs for portable media players may decline. The migration and adoption of 3G mobile phone networks may also cause the embedding of portable media player functionality into mobile phones to grow in popularity as 3G technology allows audio, image and video files to be readily downloaded to mobile phones. We may not be able to compete with SoC providers that target mobile phone manufacturers by combining mobile phone and portable media player functionality into one SoC. We may not be able to develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

ACTIONS SEMICONDUCTOR CO., LTD.

•	the availability of third-party manufacturing, assembly, and testing capacity;

•	the ability of our contract foundries to achieve high manufacturing yields for our products;

•	the quality, price, performance, power efficiency and size of our products relative to our competitors;

•	our management of effective sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

The selling prices of our products tend to decline over time, and if we are unable to develop successful new products in a timely manner, our operating results and competitive position could be harmed.

As is typical in the semiconductor industry, the selling prices of our products tend to decline significantly over the life of the product. If we are unable to offset reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, our revenues, gross margins and operating results will be adversely affected. We must continuously develop new SoCs or other products and enhancements for existing SoCs to keep pace with evolving industry standards and rapidly changing customer requirements. We may not have the financial resources necessary to fund future innovation. Even if we have sufficient financial resources, if our future innovation produces technology that is behind that of our competitors, we may lose customers. Similarly, if our new products are ahead of the current technological standards in our industry, our customers may be unwilling to invest in developing consumer electronics products that can utilize our products, or purchase our SoCs, until the consumer electronics market is ready to accept them. Further, we may be required to develop products that utilize technologies with which our engineers are not familiar. Our efforts to develop in-house capability to work with these technologies or to acquire such expertise through acquisitions or investments in businesses may not be successful. If we are unable to successfully define, develop and introduce competitive new SoCs or other products, we may not be able to compete successfully. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

Our failure to manage adequately our growth and expansion could result in deterioration in our results of operations and financial condition.

We had grown rapidly from establishing our operations in December 2001 until 2006, mainly flying along with MP3’s product innovation. This expansion presented, and our anticipated fluctuation in the future may continue to present, a significant challenge to our management and administrative systems and resources and, as a result, to our results of operations and financial condition. Our future success will depend on, among other things, our ability to:

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2009 are effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Because of the lengthy product development periods for our products and the headcount driven nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

It may take nine to 18 months for us to design, develop and commence production of our products, and commercial production of consumer end-products that use our SoCs may take an additional two to six months. Product development cycles for our products are lengthy for a number of reasons:

•	our customers usually complete an in-depth technical evaluation of our products before they place a purchase order;

•
the commercial adoption of our products by value-added distributors, contract manufacturers and brand owners is typically limited during the initial release of their new products while they evaluate product performance and consumer demand;

•	new product introductions often center around key trade shows and failure to deliver a product prior to such an event may seriously delay or cancel introduction of a product; and

•	the development and commercial introduction of products incorporating new technology frequently are delayed or canceled.

Because most of our expenses are associated with our headcount or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. We are currently expanding our staffing and increasing our expenditures to support future growth, which may increase our cost of revenues and operating expenses. If our growth does not materialize, our operating results would be adversely impacted.

As a result of the time it takes to begin commercial production and sales of a new product, and the fact that a significant portion of our operating expenses are driven primarily by personnel compensation or incurred in advance of anticipated sales, we may incur substantial expenses in developing new products before we earn associated revenues. For example, we incurred significant development expenses in late 2004 and early 2005 in connection with our ATJ2097 series SoCs, while we were not able to introduce this product to the market until June 2005.  Similarly, we incurred significant development expenses in 2005, 2006, 2007 and 2008 in connection with the development of our Series 13 SoCs, and we were not able to rollout these products in mass volume smoothly due to the complexity of integrating firmware on the complicated MIPS structure until 2009. In addition, as the markets for the end products that incorporate our products are rapidly evolving and subject to changing consumer preferences, the products we design may not be in demand by our customers at the time we complete our product development process. As a result, the total sales volume of Series 13 SoCs in 2008 was only 2.4 million units and in 2009 increased to 4.6 million units. We incurred significant development expenses in 2008 and 2009 in connection with the development of our new Series 25 SoCs. Because the complexity of this chip’s software and hardware exceeded our expectations, compound with the increased competition and dramatic changes in end-customer buying patterns, we encountered significant difficulties promoting our new products. As a result, the total sales volume of Series 25 SoCs in 2009 was only 75,000 units. These factors have caused us to miss the sales targets we set for these products when we commenced development activities and we may not be able to decrease our operating expenses in a timely manner to offset additional short-falls in sales, which could adversely affect our results of operations.

ACTIONS SEMICONDUCTOR CO., LTD.

We currently rely on two third-party contractors to manufacture almost all of our mass-produced SoC products; any event that prevents these foundries from producing our products, or our failure to successfully manage our relationship with these foundries, could damage our relationships with our customers, decrease our sales, and limit our growth.

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company（He Jian）and United Microelectronics Corporation ( UMC ) manufacture almost all of our semiconductors. As a result, if He Jian and UMC were to experience any catastrophic or other event that caused it to be unable to conduct manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be able to manufacture our semiconductors with the same yield rate, as we currently have with He Jian and UMC. As a result, we depend significantly on maintaining a strong relationship with He Jian and UMC, and these two companies’ continued ability to manufacture our semiconductor products, to maintain our revenues and customer relationships.

We provide He Jian and UMC with monthly rolling forecasts of our production requirements; however, the ability of them to provide silicon wafers to us is limited by their available capacity. Moreover, the price of our silicon wafers fluctuates based on changes in available industry capacity. We do not have a long term supply contract with these two companies or any other contract foundry. Therefore, they could choose to prioritize capacity for other customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these two companies or any other contract foundry will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on third-party contractors, including:

•	their inability to increase production and achieve acceptable yields on a timely basis;

•	their production shutdown due to earthquake, power shortage, fires or storms;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products;

•	labor shortages or labor strikes; and

•	actions taken by our third-party contractors that breach our agreements.

We may experience difficulties in transitioning to smaller process geometry technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

In 2009, we successfully completed the migration from 0.162 micron to 0.153 micron processing technology. We are currently further transitioning our SoCs for portable media players from 0.153 micron to 0.13 micron processing technology in order to make sure we continue to satisfy our customers’ demands and to maintain our competitiveness. This transition requires us to redesign some products and integrated circuit designs that we use in multiple products, and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller micron process geometry.

In addition, we will depend on our contract foundries to transition to smaller process geometries successfully. Our contract foundries may not be able to effectively manage this transition. If our contract foundries or we experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations. As smaller process geometries become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, or at all. Further, we cannot be sure that integrating greater functionality into a SoC will result in a corresponding increase in selling price.

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

In 2007, 2008 and 2009, sales to our top five customers accounted for approximately 59%, 69% and 65% of our revenues, respectively. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that use our SoCs and solution development kits. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance.

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

Due to the complexity of SoCs design and manufacturing process, even minor deviations in the semiconductor manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. We establish a minimum yield with our foundries at the time our products are qualified. If actual yield at the foundry is below the minimum, the foundry incurs the cost of the wafers, and if actual yield is above the minimum, we incur the cost. However, the fact that a contract foundry is achieving minimum yields on a product does not mean that the yield is sufficient to allow us to maintain or increase our profits on that product. Further, even though a contract foundry is responsible for yield losses we incur on a particular shipment of SoCs, these yield losses could cause us to delay shipments to our customers and damage our relationship with them.

The manufacturing yields for our new products tend to be lower initially and increase as the contract foundry achieves full production. For example, it took us nine months to increase the yield of our Series 8 SoCs from 67% to 90%. Our product pricing is based on the assumption that increases in manufacturing yields will continue, even with the increasing complexity of our semiconductors. However, we may experience fluctuations in the manufacturing yield in some cases and thus be unable to sustain a high and improving yield level. Furthermore, shorter product life cycles require us to develop new products faster and require our contract foundry to manufacture these products in shorter periods of time. In some cases, these shorter manufacturing periods may not reach the high volume manufacturing periods conducive to higher manufacturing yields and declining costs. If our contract foundry fails to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we may be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

ACTIONS SEMICONDUCTOR CO., LTD.

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

Our products are manufactured across several sites throughout China. Failure to deliver the work-in-process in time from one site to another may lead to higher operation costs, a decrease in sales and harm our reputation.

Our principle operation center and our third-party manufacturing partners such as foundry service providers, testing houses and packing subcontractors are all located throughout China. The distance between manufacturing sites is long and the delivery of raw material, work-in-process, and finished goods relies on the land-carriage and air-express, which are restricted by the weather and transportation conditions. Any delay in delivery could have a negative effect on our operations and may lead to higher operating costs, a decrease in sales, and harm our reputation and customer relationships.

Our principal contract foundry, other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant risk of snowstorms, earthquakes, typhoons, and adverse consequences related to the outbreak of SARS(Severe Acute Respiratory Syndrome), avian influenza and other public health concerns.

The principal contract foundry that manufactures our products and all of the principal subcontractors that assemble, package, and test our products are located in either China, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of snowstorms, earthquakes, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near our principal contract foundry or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. For example, in January and February of 2008, China’s worst snowstorm in more than half a century caused a significant adverse impact on the transportation industry and the economy of China. In May 2008, a major earthquake occurred with its epicenter in Sichuan, China. The earthquake caused over 69,000 known deaths and estimated property damage in excess of US$20 billion. As a result of the earthquake, the economy of China was adversely affected. Also, the 2003 outbreak of severe acute respiratory syndrome, or SARS, curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, which had a significant adverse effect on the economies of many countries in this region. In addition, since 1997, certain Asian countries, including China, have, from time to time, encountered incidents of avian influenza that resulted in several confirmed human cases and deaths and significant disruption to worker productivity. Any future outbreaks of SARS, avian influenza or other public health concerns could result in a significant negative impact on the economy in China and the Asia-Pacific region, harming our business.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

The industry in which we operate is highly cyclical and is currently experiencing an unprecedented downturn which has negatively impacted our business. Currently, this industry is experiencing a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn. The unprecedented nature of the global economic and financial downturn may result in changes in the semiconductor industry and the manner in which we must conduct our business.

We have had in the past and may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

ACTIONS SEMICONDUCTOR CO., LTD.

•	the unpredictable timing and volume of purchase orders and cancellations from our customers;

•	the rate of acceptance of our products by our customers;

•	the rate of growth of the market for portable media players and our SoCs;

•	fluctuation and seasonality in demand for consumer electronics products;

•	increases in prices charged by contract foundries and other third-party subcontractors;

•	the availability of third-party foundry capacity;

•	the availability and pricing of other components used in our customers’ products, including NAND Flash memory and TFT-LCD panels;

•	fluctuations in our contract foundry’s manufacturing yields;

•	the difficulty of forecasting and managing our inventory and production levels;

•	our ability to successfully develop, introduce and sell new or enhanced products;

•	additions or departures of key personnel;

•	our involvement in litigation;

•	natural disasters, particularly earthquakes, snowstorms or disease outbreaks affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

•	the evolution of industry standards and introduction of new products by our competitors.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete successfully and we may lose or be unable to gain market share.

We face competition from a relatively large number of competitors in China and internationally. In the portable media player market, our principal competitors include ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin, Freescale (SigmaTel), Rockchips, Samsung, Sigma Design, Silicon Motion, Sino Wealth, Sunplus and Telechips. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design companies.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

We also rely on a number of key technology staff for the operation of our company. Given the competitive nature of our industry, the risk of key technology staff leaving our company is high and losses of significant numbers of technology staff could disrupt our operations. Our inability to retain and attract qualified technical personnel in the future, or delays in hiring such additional personnel, could make it difficult to meet key objectives, such as timely and effective product introductions.

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

We believe we are a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes for calendar year 2009 and in future years. Assuming the Company is treated as a PFIC, U.S. investors in the ADSs will be subject to certain adverse U.S. federal income tax rules.

We believe we were a PFIC, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for calendar year 2009 and believe we will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences, for U.S. holders. See the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of our ADSs are encouraged to consult their own tax advisers regarding the consequences of our PFIC status under U.S. federal income tax rules.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

We generally rely on patent, copyright, trademark, trade secret and other intellectual property laws to establish and protect the proprietary rights in our know-how, technology, products, and product names. Our patent and trademark applications may not be granted, or if granted, may be challenged, invalidated, or circumvented by others. Further, we cannot be sure that any rights granted under patents, trademarks, copyrights or proprietary rights that are issued or registered will be sufficient to protect our technology or will in fact provide competitive advantages to us. If we are unable to protect the key intellectual property that we develop and use in our products, our ability to compete effectively may be diminished.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory and TFT- LCD display, which our customers require for manufacturing the consumer end products. For example, if our customers are unable to obtain sufficient supplies of other key components in their portable media players, the sales of our products that are also used in such devices would be adversely affected. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

The availability of digital media content may affect demand for our products.

The demand for portable media players may be adversely impacted by the enforcement of limits on file sharing and downloadable media content. The major record labels are pursuing ways to curb consumer downloading of music from the Internet without paying any fees or royalties to the owners of that music. In particular, the Recording Industry Association of America, a recording industry trade group, has sued numerous individuals for distributing copyrighted songs over the Internet. The U.S. Supreme Court has ruled that distributors of software for sharing music and video files may be held responsible for theft if their intent was to encourage users to illegally trade copyrighted files. This may cause websites offering such software to cease operating. If the record labels, other music or video producers, or other parties are successful in limiting the ability of consumers to obtain free music or videos on the Internet, the demand for consumer electronic devices such as portable media players that use our products may decline, which in turn could harm our business, financial condition and results of operations.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product life cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. In early 2009, the semiconductor industry experienced a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn. The unprecedented nature of the global financial and economic downturn may result in changes in the semiconductor industry and the manner in which we must conduct our business, in ways that cannot now be predicted. If the global economic downturn continues, we anticipate our results of operations may be materially and adversely affected for a prolonged period of time. From time to time, the semiconductor industry also has faced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to semiconductor industry conditions, general economic conditions and other factors.

The industry standards supported by our products are continually evolving, and our success depends on our ability to adapt our products to meet these changing industry standards.

Our ability to compete in the future will depend on our ability to ensure that our products comply with changing industry standards. The emergence of new industry standards could render our products incompatible with products developed by our customers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products do not comply with prevailing industry standards for a significant period of time, we could miss opportunities to make crucial product introductions. We may invest substantial effort and expense in developing or using new technologies or in developing new products or product enhancements, but such effort and expense may not result in market acceptance of our products.

ACTIONS SEMICONDUCTOR CO., LTD.

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

Certain of our employees and management are Taiwanese Persons. The Taiwan government may interpret its current regulations and policies, or the Taiwan government may change or amend its regulations and policies in this area, such that it considers one or more of our employees, management, and directors as having inappropriate control and influence. Such employee, manager or director, including our chief executive officer, could be required to leave the company or be subject to sanctions by the Taiwan Government.

A slowdown in the growth of the Chinese economy may harm our growth and profitability.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

The PRC Enterprise Income Tax Law, or EIT Law, effective January 1, 2008, has imposed a single uniform income tax rate of 25% for most domestic enterprises and foreign-invested enterprises. It contemplates various transition periods and measures for existing preferential tax policies, including among others, a grace period for as long as five years for foreign-invested enterprises which are currently entitled to a lower income tax rate, and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term.

ACTIONS SEMICONDUCTOR CO., LTD.

Each of our principal and major PRC subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), respectively, is a foreign invested enterprise operating in a designated economic zone. Actions Semiconductor (Zhuhai) benefited from a 7.5% preferential enterprise income tax rate for the year ended December 31, 2007, 9.0% for the year ended December 31, 2008, and 15.0% for the year ended December 31, 2009. Artek Microelectronics (Shenzhen) was exempted from income tax duty for the years ended December 31, 2007 and 2008 and benefited from a 10.0% preferential rate for the year ended December 31, 2009. We expect that our overall applicable tax rates will increase in 2010 and further increase following the expiry of the above preferential tax treatment in December 2011.

We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.

Under the EIT Law, if any enterprise incorporated outside the PRC has its “de facto management body” located within the PRC, such enterprise may be recognized as a PRC resident enterprise and be subject to the unified enterprise income tax rate of 25%. On December 6, 2007, the Implementation Rules of the EIT Law were promulgated. It defined the “de facto management body” as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, it is unclear whether PRC tax authorities would treated us as a PRC resident enterprise.. If we or any of our subsidiaries that are not incorporated in the PRC are treated as a PRC resident enterprise, we or any such subsidiaries, as the case may be, will be subject to PRC enterprise income tax on our worldwide income, or on the worldwide income of such subsidiaries, as the case may be, at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations and increase our income tax expenses.

Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws.

According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from enterprise income tax except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, given the short history of the EIT Law and its subsequently issued circulars retroacting to January 1, 2009, it remains unclear whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from enterprise income tax. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and nonresident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC enterprise income tax and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements.

Our subsidiaries in China are foreign-invested enterprises directly held by our subsidiaries in Hong Kong or Mauritius. According to the tax treaties between China and Hong Kong and between China and Mauritius, dividends payable by a foreign-invested enterprise in China to a company in Hong Kong or to a company in Mauritius, which directly holds at least 25% of the equity interests in the foreign-invested enterprise, will be subject to a withholding tax of 5%. However, on February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the 2009 February Notice, clarifying that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Furthermore, on August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures on Treatment of Non-residents under Tax Treaties (Trial Implementation), or 2009 August Notice, which became effective on October 1, 2009. According to the 2009 August Notice, any non-resident who wishes to enjoy tax treaty treatment under the following sections in the relevant tax treaties shall apply to the tax authorities with competent jurisdiction for approval: (i) dividend; (ii) interest; (iii) royalty; and (iv) property income. The relevant tax authorities shall have twenty to fifty working days, after an application is accepted, to decide whether to approve such application. If the relevant tax authorities do not notify the applicant of the approving result in writing within the above time frame, the relevant application shall be deemed to have been approved. We have not applied to the relevant tax authorities for enjoying the withholding tax rate under the tax treaty between China and Hong Kong or the tax treaty between China and Mauritius so far. Since both the 2009 February Notice and the 2009 August Notice are newly issued, it remains unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiaries or our Mauritius subsidiary. If the relevant tax authority determines that our Hong Kong subsidiaries and Mauritius subsidiary were set up to take advantage of the preferential tax rates on dividends, or our application for enjoying the withholding tax rate under the tax treaty between China and Hong Kong or the tax treaty between China and Mauritius cannot be approved by the competent tax authorities, the higher 10% withholding tax rate may apply to such dividends.

If we are considered as a PRC “resident enterprise”, the dividends we pay with respect to our ADSs, or the gain you may realize from the transfer of our ADSs, could be treated as income derived from sources within the PRC and be subject to PRC tax. In addition, dividends distributed from our PRC subsidiaries to our Hong Kong companies or Mauritius company and ultimately to our Cayman Islands company, could be exempt from PRC dividend withholding tax, and dividends from our Cayman Islands company to our ultimate shareholders would be subject to PRC withholding tax at 10% and 20% for institutional or individual shareholders, respectively, or a lower treaty rate, depending on the residences of the shareholders. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non PRC resident shareholders, or if you are required to pay PRC income tax on the transfer of your ADSs, the value of your investment in our ADSs may be materially and adversely affected.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Share Transfer (“Circular 698”) that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation (SAT) released a circular (Guoshuihan No. 698 – Circular 698) on December 15, 2009 that addresses the transfer of shares by nonresident companies. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization with no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes.

There is uncertainty as to the application of Circular 698. For example, while the term "indirectly transfer" is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our company complies with Circular 698. As a result, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign currency exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. Due to the potential substantial volatility of currency exchange rates caused by the unprecedented turmoil in the global financial market, we cannot predict the effect of exchange rate fluctuations upon our financial statements and future operating results. Generally, if the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in Renminbi. We believe that the potential loss that would result from an increase or decrease in the exchange rate may have an adverse impact on us.

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. However, since July 2005 the Renminbi has been no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China by 0.5% each day since May 21, 2007. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.

As we rely entirely on dividends paid to us by Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), any significant devaluation of the Renminbi may have a material adverse effect on our financial condition.

Reduction in interest rates will result in a decrease in our interest income.

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and other financial institutions. In 2007, 2008 and 2009, the rate of return on cash deposit was 3.2%, 4.7% and 4.3%, respectively. However, in light of the current global economic downturn and relaxed monetary policy, interest rates for cash deposits may stay in low levels during an extended period of time. For example, China’s central bank cut interest rates several times in 2008 and did not raise them in the whole year of 2009. As of December 31, 2008 and 2009, the one-year Renminbi deposit rate sustained at 2.25% in China. If global economic and market conditions remain uncertain or deteriorate further, decreased interest rate might adversely affect out interest income and further impact our net income.

We have not used derivative financial instruments in our investment portfolio to hedge interest rate risks or otherwise. Interest-earning instruments carry a degree of interest rate risk. However, historically we have not been exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with the changes in interest rates.

The systematic credit risks among banking and financial institutions in China and worldwide may negatively impact our results of cash management and eventually shareholder’s equity.

As of December 31, 2009, we had marketable securities, current and non-current, of US$ 163.8 million. These marketable securities were principal guaranteed investments with higher interest rates and mainly with 3 to 24 month terms. Most of them were issued, managed or guaranteed by state-owned banks or financial institutions in China. Chinese government has been closely supervising its state-owned banks and financial institutions since the global financial crisis in 2008 and did not allow any delinquencies in credit guaranteed by them. However, if Chinese government relaxes its discipline on its banking and financial systems, the systematic credit risks may cause our investments in marketable securities to become uncollectible, impact our results of cash management, and eventually deteriorate shareholder’s equity.

The global economic downturn may cause a decrease in the value of our assets, resulting in a decrease in shareholder’s equity.

As of December 31, 2009, we had properties, intangible assets, long-term investments and inventories of US$ 16.0 million, US$ 3.6 million, US$ 4.8 million and US$ 4.5 million, respectively. The global economic downturn may have a great impact on the value of our assets and the value of our properties and intangible assets may decrease. We may also experience a decrease in our long-term investments due to the loss of profits of our subsidiaries. In addition, the demand for our products may decline sharply in an economic downturn, but our ability to reduce inventories quickly is limited by delays associated with order cancellations, the lag between production and delivery of our products, and reducing deliveries from our supplier pipeline. During an extended downturn, a portion of our inventory may have to be written down as excess or obsolete if it is not sold in a timely manner. Therefore, the value of our total assets may decrease, which will adversely affect shareholder’s equity.

ACTIONS SEMICONDUCTOR CO., LTD.

Risks Related to Our Corporate Structure and Our ADSs

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, there may be less protection of your shareholder rights than you would have under U.S. law.

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

We are a fabless semiconductor company that engages primarily in the businesses of designing, developing and marketing integrated platform systems, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable multimedia players. Also, based on the primary activities of our officers and directors and an analysis of our income during 2009, we do not believe we will be considered an investment company. Nevertheless, a part of the determination of whether we will be an investment company will be based upon the composition and value of our assets, a significant portion of which are time deposits, restricted cash in the form of loan guarantees and marketable securities that are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company.

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

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen). Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ACTIONS SEMICONDUCTOR CO., LTD.

The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing price of our ADSs on the Nasdaq Global Market has ranged from US$12.24 to US$1.35 per ADS and the last reported sale price on April 26, 2010 was US$2.4. Our ADSs price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many ADS issuers with a majority of operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

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

As a holder of our ADSs, you will not be recorded as a shareholder on the share register of the Company. Only registered holders of our ordinary shares are entitled as a matter of Cayman Islands law to exercise the rights of shareholders including voting their shares and receiving dividends and distributions. The depositary or its custodian will be the registered holder of all the ordinary shares represented by the ADSs and, thus, will be the only party entitled to exercise the rights of a shareholder with respect to those ordinary shares held by them. You will not be able to exercise the rights of a shareholder, including the right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not be able to withdraw ordinary shares in time to be able to exercise your rights. For example, you may not know about shareholder meetings enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of an upcoming vote and arrange to deliver our voting materials to you. You may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be little you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs, in the case of poll voting will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at a shareholders meeting, which could adversely affect your interests.

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

ACTIONS SEMICONDUCTOR CO., LTD.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

We, Actions Semiconductor Co., Ltd., are an exempted company incorporated under the Companies Law (2009 Revision) of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 2 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 16, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we established in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor Co., Ltd., a subsidiary incorporated on December 28, 2001 in Zhuhai, China, which we refer to as Actions Semiconductor (Zhuhai). We conducted substantially all of our operations through Actions Semiconductor (Zhuhai) until Artek Microelectronics (Shenzhen), another wholly owned subsidiary in China with focus on the design, manufacturing, and marketing of SoCs for portable media players, was established on March 14, 2006.

As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company through which to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00, Actions Technology (HK) Company Limited, or Actions Technology (HK), a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs , forwarding and logistic infrastructure. In addition, certain of our customers may be able to conduct global tax planning by making purchases through our Hong Kong subsidiary.

On November 17, 2005, we established a subsidiary in the British Virgin Islands, Actions Microelectronics Co., Ltd., or Actions Microelectronics (BVI), which serves as a holding company of our research and development center. On December 19, 2005, Actions Microelectronics (BVI) established a subsidiary in Beijing, China, Beijing Actions North Microelectronic Co., Ltd., or Beijing Actions, which served as our research and development center for imaging and video technology. On February 13, 2006, Beijing Actions North Microelectronic Co., Ltd. changed its English name into Actions Microelectronics Co., Ltd., which we continue to refer to as Beijing Actions. On September 22, 2009, Beijing Actions introduced a group of new shareholders and raised its registered capital from US$2.5 million to US$10 million. We further invested US$1.5 million in Beijing Actions in connection with its capital increase. Consequently, our interest in Beijing Actions, with a total investment of US$3.5 million, was diluted from 80% to 35%. Beijing Actions has been deconsolidated and became an equity method investee effective September 30, 2009.

On December 28, 2005, we established a subsidiary in the British Virgin Islands, Artek Microelectronics Co., Ltd., or Artek Microelectronics (BVI), which served as a holding company for other subsidiaries we might establish in China later on. On January 16, 2006, Artek Microelectronics (BVI) established a subsidiary in Hong Kong, Artek Microelectronics Co., Ltd., or Artek Microelectronics (HK), originally planed to serve as our second sales and customer support center in Hong Kong but did not operate in trading actively. On March 14, 2006, Artek Microelectronics (BVI) established another subsidiary in Shenzhen, China, Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), which serves as a part of our sales office and houses our technology service center.

ACTIONS SEMICONDUCTOR CO., LTD.

On February 10, 2006, we established a subsidiary in the British Virgin Islands, Actions Capital Investment, Inc., or Actions Capital, through which we may invest in or acquire technologies or companies complementary to our current operations. On January 19, 2009, Actions Capital established a subsidiary in Republic of Malaysia, Actions Capital Investment (Malaysia) Inc., or Actions Capital Malaysia, which serves as a tax-effective investment vehicle of Actions Capital.

We determined that it is advantageous for us to adjust our investment structure to use Hong Kong companies to hold our interests in our PRC subsidiaries. On August 17, 2007 and September 6, 2007, we established two subsidiaries in Hong Kong, Actions Microelectronics Co., Ltd., or Actions Microelectronics (HK), and Actions Enterprises (HK) Co., Ltd., or Actions Enterprises (HK), respectively, which serve as the holding companies of Beijing Actions and Actions Technology (HK), respectively. We wound up two BVI holding companies, Actions Microelectronics (BVI) and Artek Microelectronics (BVI), after the latter transferring its holding of Artek Microelectronics (Shenzhen) to Artek Microelectronics (HK), on December 1, 2007 and 2008, respectively. On August 20, 2009, we established Actions Technology (Shanghai) Co., Ltd, which is wholly owned by Actions Enterprises (HK) and incubates our new businesses in Shanghai, China.

On March 27, 2008, Actions Semiconductor (Zhuhai) established a subsidiary in Shanghai, China, Shanghai Actions Semiconductor Co., Ltd., or Shanghai Actions, which currently serves as our research and development center in Eastern China and may expand its operations into manufacturing and marketing for its own portable media player product lines in the future.

Our principal executive offices are located at 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, and our telephone number is (86-756) 339-2353. Our agent for service of process in the United States is Depositary Management Corporation, located at 570 Lexington Avenue, 44th Floor, New York, New York 10022. Our Internet address is www.actions-semi.com. The information on our web site is not a part of this document.

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

We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market leadership in SoC products and platform solutions for the development of portable media players through investing in technology development, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

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

ACTIONS SEMICONDUCTOR CO., LTD.

Portable media players have in recent years emerged as one of the most popular consumer electronics products, with dedicated audio players and integrated digital audio/video players currently being the two most popular products in this category. We believe that several factors will continue to drive the growth in demand for portable media players:

•
Transition from traditional consumer electronic devices to digital. Digital portable media players have several advantages over traditional devices, such as CD and cassette tape players, including reduced size, greater capacity and longer battery life;

•
Proliferation of digital media content. The availability and adoption of digital media content continue to grow rapidly driven by the increasing penetration of broadband Internet and growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, Music Match and Napster;

•
Demand growth in emerging markets. High economic growth in emerging economies such as China, India, Russia and Brazil has resulted in increased per capita disposable income, which has stimulated strong demand for consumer electronics products such as portable media players;

•
Advancing functionality. Beginning with dedicated audio players, digital portable media devices have increasingly integrated video functionality, and gradually adopting additional features such as advanced video game, image and video capture, digital audio and video broadcast reception, and wireless connectivity over time;

•
Embedding of portable media player functions in new products. The expansion of entry-level portable media capability—based on solutions such as ours that achieve highly attractive price points—into high-volume embedded markets, such as fashion accessories, toys, audio visual products, automotive, and boom box, is expected to further increase demand; and

•
Decline in cost of commodity components. As prices of commodity components such as memory and displays used in portable media players continue to decline, consumers are able to purchase products with superior memory capacity and resolutions at an equivalent or lower price, which stimulates the growth in the overall market.

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

In order to differentiate their products, brand owners of portable media players must equip their products with unique designs and features. Often, brand owners and contract manufacturers lack comprehensive in-house design capabilities required to address the market trend towards increased functionality and short product life cycles. Since it is generally time-consuming and cost-prohibitive to create an entirely new system for each new function added, brand owners rely on value-added distributors to work closely with an integrated platform provider to not only provide the required features and functions but also provide total, integrated solutions that deliver the correct combination of features, cost, processing speed and power consumption. We believe only a few integrated platform providers, such as us, have the capability to provide total solutions directly to the contract manufacturers and brand owners based on a standard reference design.

ACTIONS SEMICONDUCTOR CO., LTD.

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

The following table summarizes the key features of our SoCs based on our current series three, series eleven, series thirteen and series twenty-five platforms and their derivatives:

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery life	Storage Media

Series 3:
ATJ2031	June 2009	Portable Media and Embedded Market	• Audio Decode MP3, WMA	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• LED Display Controller • External Segment LCD Driver	30 hrs	• NAND Flash (SLC/MLC)

ATJ2036	November 2009	Portable Media	• MP3, WMA • FM Radio • Voice Recording AAA battery	• USB 2.0 High Speed • Data Storage • eBook • Data Encryption • Auto Run	• Mono LCM Display Controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC/MLC)

ATJ2037	July 2009	Portable Media	• MP3, WMA • FM Radio • Voice Recording MMC/SD card AAA/Li-ion battery	• USB 2.0 High Speed • Data Storage • e-Book • Data Encryption • Auto Run	• Mono LCM Display Controller • External Segment LCD Driver •	30 hrs	• NAND Flash (SLC/MLC)

ACTIONS SEMICONDUCTOR CO., LTD.

Series 11:
ATJ2111A/L	May 2009	Portable Multi-media	• MP3, WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • SRS WOW/ WOW HD AAA/Li-ion battery	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• LED/Mono LCM Display Controller • External Segment LCD Driver	20hrs	• NAND Flash (SLC/MLC 50nm)

ATJ2113F	May 2009	Portable Multi-media	• MP3, WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • SRS WOW/ WOW HD • Picture Browse	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• LED/Mono LCM Display Controller • External Segment LCD Driver	20hrs	• NAND Flash (SLC/MLC) • SD/MMC/MS Card

ATJ2115C	May 2009	Portable Multi-media	• MP3, WMA, OGG, APE • AMV video playback DRM 10 • FM Radio • Voice Recording • SRS WOW/ WOW HD • Picture Browse • AMV/AVI Video	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• 1.5’-2.2’QCIF+ OLED / TFT / CSTN Color Display Controller	20hrs	• NAND Flash (SLC/MLC 50nm) • SD/MMC/MS Card

Series AK 20:
AK2011	June 2008	Portable Multi-media	• MP3, WMA	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• No Display • LED Display	20-30hrs	• NAND Flash (SLC/MLC 50nm)

AK2025	May 2009	Portable Multi-media	• MP3, WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • Video Play-AMV, AVI • Picture Browse • MP3 Encoding • SRS WOW/SRS WOW HD	• USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	• 1.5’-2.0’ OLED / TFT/CSTN Color Display • LCM/Segment LCD LED Display	20hrs	• NAND Flash (SLC/MLC 50nm)

AK2027	July 2009	Portable Multi-media	MP3, WMA, OGG, APE • DRM 10 • FM Radio • Voice Recording • Video Play-AMV, AVI • Picture Browse • MP3 Encoding • SRS WOW/SRS WOW HD	USB 2.0 High Speed • Data Storage • Data Encryption • Auto Run	1.5’-2.0’ OLED / TFT/CSTN Color Display • LCM/Segment LCD LED Display	20hrs	NAND Flash (SLC/MLC 50nm) SD/MMC/MS Card

ACTIONS SEMICONDUCTOR CO., LTD.

Series 13:
ATJ2135	January 2007	Portable Multi-Media Digital Video
•        MP3, WMA, DRM, WMA, ASF, OGG, APE, FLAC, WAV, AAC
•        DRM 10, MTP
•        FM Radio
•        Voice/FM/ Line in Recording, MP3, WAV, ACT
•        Video Play QVGA @30frame-XVID, WMV, FLV, 3GP, RM/RMVB
•        Picture Browse: JPEG, BMP, GIF, PNG, TIFF
•        MP3 Encoding
•        SD/MMC/SDHC Card
•        SRS WOW+SRS WOW HD+Turbass+ User mode
•        TXT
•        Multi Task on uCOS, Linux
•        USB Slave 2.0
			• MJPEG, MPEG2 etc • GAME, Flash, JAVA • Touch Panel	• 2.0~3.5 QVGA TFT Color Display	• At 550 mAh li BAT • Video 5h • Music (LCD On)9.0h • Music (LCD Off) 15h	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash • HDD

ACTIONS SEMICONDUCTOR CO., LTD.

ATJ2137	January 2008	Portable Multi-Media Digital Video Low End DC/DV Learning Machine Handheld Game Player
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
•        MP3 Encoding Camera: JPEG Encoding up to 5M Pixcels
•        Video Recorder: AVI (Xvid QVGA 24fps)
•        AVOUT: PAL/NTSC
•        Game: 8bit NES, 16bit GB/GBC, SFC Flash Game
•        SD/MMC/SDHC Card
•        SRS WOW+SRS WOW HD+Turbass+ User Mode
•        TXT
•        Multi Task on uCOS, Linux
•        USB Slave 2.0
			• MJPEG, MPEG2 etc • GAME, JAVA • Touch Panel • USB-OTG	• 2.0~4.3 QVGA WQVGA TFT Color Display	• At 550 mAh li BAT • Video 5h • Music (LCD On) 9.0h • Music (LCD Off) 15h	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash • HDD

ACTIONS SEMICONDUCTOR CO., LTD.

Series 23:
ATJ2237	January 2009	Portable Multi-Media Digital Video Low End DC/DV Learning Machine Handheld Game Player
•        MP3, WMA, DRM, WMA, ASF, OGG, APE, FLAC, WAV, AAC
•        DRM 10, MTP
•        FM Radio
•        Voice/FM/ Line in Recording, MP3, WAV, wma
•        Video Play QVGA @30frame-XVID, WMV, FLV, 3GP, RM/RMVB, MJPEG, MPEG2 etc
•        Picture Browse: JPEG, BMP, GIF, PNG, TIFF
•        MP3 Encoding Camera: JPEG Encoding up to 3M Pixcels
•        Video Recorder: AVI (Xvid QVGA 30fps)
•        AVOUT: PAL/NTSC
•        Game: 8bit NES, 16bit GB/GBC, SFC
			• Touch Panel • USB-OTG	• 1.8~2.8 QCIF～QVGA TFT Color Display	• At 550 mAh li BAT • Video 5h • Music (LCD On) 9.0h • Music (LCD Off) 15h	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash • HDD

Series 25 :
ATJ2259	June 2009	Portable Multi-Media Digital Video Low End DC/DV Learning Machine Handheld Game Player
•        MP3, WMA, DRM, WMA, ASF, OGG, APE, FLAC, WAV, AAC
•        DRM 10, MTP
•        FM Radio
•        Voice/FM/ Line in Recording, MP3, WAV
•        Video Play D1（720*576） @30frame-XVID, WMV, FLV, 3GP, RM/RMVB, H.264 BP, MJPEG, MPEG2 etc
•        Picture Browse: JPEG, BMP, GIF, PNG, TIFF
•        MP3 Encoding
			• Game: 8bit NES/GB, 16bit GBC, SFC, MD, 32bit GBA, Flash Game • Camera: JPEG Encoding up to 3M Pixcels • Video Recorder: AVI (Xvid VGA 30fps) • AVOUT: PAL/NTSC • USB OTG • Touch Panel	• 2.4~4.3 QVGA ～WQVGA TFT Color Display	• At 550 mAh li BAT • Video 5h • Music (LCD On) 9.0h • Music (LCD Off) 13h	• NAND Flash (SLC/MLC) • SD/MMC • NOR Flash

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

We do not typically enter into long-term contracts with our customers. Most of our value-added distributor customers provide us with a three-month non-binding rolling forecasts each month and typically place purchase orders shorter than one month before expected delivery, although such purchase orders are still subject to adjustments or cancellations by that customer. Our customers are generally invoiced at the time of delivery. We also provide limited credit terms for our key customers.

Our most significant customers in 2008 included GMI Technology, Uppo Company Limited, Sino-Mos Electronic, Power Radio and Junjia Digital Technology, all of which are also value-added distributors and collectively accounted for approximately 68% of our revenues. In 2009, our top five customers included GMI Technology, Steed Digital Technology, Sino-Mos Electronics, Boton-tech and WPI, all of which are value-added distributors and collectively accounted for approximately 65% of our revenues. In 2008 and 2009, sales directly to brand owners accounted for approximately 17% and 3% of our SoCs sold, respectively, however, many of our products sold to value-added distributors are incorporated in branded products.

Our sales to customers in the PRC accounted for approximately 22%, 23% and 12% of our revenues in 2007, 2008 and 2009, respectively. Export sales to our customers in Hong Kong accounted for approximately 68%, 77% and 88% of our revenues in 2007, 2008 and 2009. Export sales to our customers in Taiwan accounted for approximately 9% of our revenues in 2007. We did not have any export sales in Taiwan in 2008 and 2009. We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong and the PRC.

ACTIONS SEMICONDUCTOR CO., LTD.

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

As of December 31, 2009, we had a total of 24 direct sales and marketing employees, most of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2009, our technology service center employed 97 field application engineers, 81 of whom were located in Zhuhai and 16 of whom were located in Shenzhen. We plan to increase the number of our application engineers as we continue to grow our business.

Information Technology

We believe that we have a well developed information technology infrastructure. Our information technology systems are based on Information Technology Infrastructure Library, or ITIL. As one of the most widely accepted approaches to information technology service management, ITIL provides a cohesive set of international best practices, drawn from public and private sector companies. It is supported by a comprehensive qualifications scheme, accredited training organizations, and implementation and assessment tools.

We also implemented an Oracle Enterprise Resource Planning (ERP) system on January 1, 2008, so that we can successfully data mine critical design and marketing information from our customers’ orders, our own research and development efforts and product delivery status. We use control objectives for information and related technology, or COBIT, as guidance and a framework for our information technology governance. We believe our well developed information technology system is one of the key factors in allowing us to identify market trends and demands ahead of our competitors.

Manufacturing

Our SoCs are manufactured by third-party foundries that process silicon wafers and produce the SoCs. Presently, He Jian and UMC manufacture almost all of our semiconductors in mass production stage. We also maintain relationships with other contract foundries to help ensure we have alternative manufacturing capabilities in various processing technologies.

The supplies of raw silicon wafers for fabrication are sufficient. However, the processing capacity in certain technology nodes may significantly fluctuate due to market demands and contract foundries’ capital investment plans. If the capacity is tied up and in high demand, fabricated wafer price will increase and the lead time prolong. During the financial downturn in late 2008 through early 2009, when the market demands were extremely light and foundry utilizations were at record low, we enjoyed competitive wafer pricing. In the second half of 2009, the market demands recovered and foundry capacity become short, and as a result wafer prices had limited flexibility. We are further migrating our processing technology to smaller geometries to reduce costs and bottlenecks in capacity.

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

ACTIONS SEMICONDUCTOR CO., LTD.

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first hand knowledge of the manufacturing process. We conducted approximately 98%, 100% and 100% of the testing of our silicon wafers internally in 2007, 2008 and 2009, respectively, and approximately 96%, 98% and 100% of the testing of our final SoC products internally in 2007, 2008 and 2009, respectively. We will closely evaluate our in-house testing capacity to ensure the most cost-effective combination between on-site and out-sourced testing.

Quality and Reliability Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of our products, processes and customer service. We apply established design rules and practices for CMOS devices through standard design, layout and testing processes. We also rely on in-depth simulation studies and practical application testing to validate and verify our SoCs. We strive to achieve best-in-class quality and reliability performance on all of our products through a systematic approach that emphasizes quality at every phase of product development and manufacturing. From initial design conception to fabrication, testing, and assembly, we strive to assure quality by fabrication and assembly process monitoring, materials inspections, wafer level reliability, testing, new product qualification testing and reliability monitoring of finished products. We emphasize a strong supplier quality management practice in which the independent suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. We also require that the independent suppliers used by our manufacturing logistics partners have a quality management system, are certified to the ISO9000 standard and have an environmental management system certified to the ISO14000 standard. To ensure consistent product quality, reliability and yield, we work together with our contract manufacturers to closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry, testing house and assembly subcontractor.

Competition

The market for SoCs for portable media players is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, Anyka, Buildwin, Freescale/SigmaTel, Grain Media, Rockchips, Samsung, Silicon Motion, Sino Wealth, Sunplus and Telechips. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally that are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different than the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As portable media players become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as embedding portable media player functionality of audio and video into mobile phones, global positioning systems (GPS), mobile digital TVs, digital photo frames, gaming devices, automotive stereos, boom boxes, MPEG readers, eyewear, watches, bluetooth earphones, gifts, toys and other fashion items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

•	ability to deliver integrated platforms solutions that support a wide variety of industry standards;

•	design flexibility that allows customers to differentiate their products;

•	strong customer support that decreases the length of product design cycles and accelerates product time-to-market;

ACTIONS SEMICONDUCTOR CO., LTD.

•	power efficiency that offsets the increased power requirements of color displays and graphics processing;

•	competitive pricing; and

•	intellectual property position and know-how.

We believe we are well positioned to compete in the design and manufacturing technology areas against our competitors because of our ability to provide total solutions cost-efficiently to our customers that allow them to quickly roll-out new and differentiated products while reducing the overall system cost and size.

Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue (the “Guidance Catalogue”) amended on October 31, 2007 and effective as of December 1, 2007 by the Ministry of Commerce and the State Development and Reform Commission (the “SDRC”), integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the businesses of integrated circuit design and software development and production currently conducted by Actions Semiconductor (Zhuhai) and our other subsidiaries within the PRC.

Integrated Circuit Design and Software Development

Pursuant to the Several Policies on Encouragement of Development of Software and Integrated Circuit Industries promulgated by the State Council on June 24, 2000 and effective as of the same date (the “Encouragement Policies”), certified integrated circuit design enterprises are treated in the same manner as certified software enterprises and therefore enjoy various incentive polices available to the software enterprises under the Encouragement Policies, such as incentive policies relating to investment and financing, taxation, industrial technologies, exports, income distribution and protection of intellectual property rights. For example, certified integrated circuit design enterprises are exempt from tariffs on their imported manufacturing equipment for self-use.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products (the “IC Design Certification Measures”) issued by the Ministry of Industry and Information Technology (the “MIIT”, which was formally called Ministry of Information and Industry, or MII, prior to June 29, 2008.) and the State Administration of Taxation (the “SAT”) on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MIIT and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MIIT. Final verification and approval must be given by the MIIT in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Actions Semiconductor (Zhuhai) has been certified as an integrated circuit design enterprise from 2005 to 2009, and is subject to passing inspection annually.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

Registered patents are protected under the Patent Law amended by SCNPC on December 27, 2008 and effective as of October 1, 2009. Under the Patent Law, Patents are divided into three categories, specifically inventions, utility models and exterior designs, which can be registered with the Patent Office. The protection period for inventions is 20 years, and the protection periods for utility models and exterior designs are 10 years.

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

Taxation in the PRC

The EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. Please see “Item 3.D. Risk Factors – Risks Relating to Doing Business in China – We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.”

According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from enterprise income tax except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, given the short history of the EIT Law and its subsequently issued circulars retroacting to January 1, 2009, it remains unclear whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from enterprise income tax. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and nonresident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC enterprise income tax and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements. Please see “Item 3.D. Risk Factors – Risks Relating to Doing Business in China – Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws.”

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on August 5, 2008 and effective as of the same date and various further regulations issued by the State Administration of Foreign exchange (the “SAFE”), Renminbi can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services. However, all income and payments in foreign currency must be based on true and legal transactions, which will be examined by the responsible bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into Renminbi, or Renminbi into foreign currency, and remittance thereof into or out of China requires approval or registration by SAFE or its local office.

Within China, unless otherwise approved, all payments must be made in Renminbi. Pursuant to the new amended regulation, Chinese companies may repatriate foreign currency payments received from abroad into China or retain them abroad, the conditions and terms thereof shall be provided by SAFE, in accordance with the balance of payments and the need of foreign currency administration. Foreign invested enterprises, such as Actions Semiconductor (Zhuhai), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

Regulations on Labor

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. The regulations include specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.

Seasonality

For a discussion of the seasonal factors affecting our business, see “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Seasonality of the demand for our products.

C.	Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of March 31, 2010.

ACTIONS SEMICONDUCTOR CO., LTD.

D.	Property, Plants and Equipment

Our principal locations, their purposes and the expiration dates for leases on facilities at those locations are shown in the table below.

Location	Purpose	Approximate square feet	Lease expiration
Zhuhai, PRC	Corporate headquarters	80,044	November 2010
Hong Kong	Export trade office and warehouse	2046	March 2011 and December 2010
Shenzhen, PRC	Sales office and technology service center	13,546	February 2011 and April 2013
Shanghai, PRC	Research and development and management service center	13,693	March 2012

With support from our subsidiaries in Shanghai and Shenzhen, China, our corporate headquarters facilitate the majority of our semiconductor design operations, including our semiconductor testing operations, and all of our testing equipment therein. We entered into a Land Use Right Grant Agreement on December 21, 2005 with the Bureau of Land Resources, Zhuhai for 564,298 square feet of land on which to set up our new corporate headquarters. We began construction of our new headquarters at this location in June, 2008 and, as of December 31, 2009, the total payment related to the new construction is approximately US$9,854,000 and is expected to be completed around October 2010. As we have sufficient cash flow on hand, there is no plan for external financing. We believe our current facilities are adequate and that additional space will be available on commercially reasonable terms for the foreseeable future.

On March 19, 2010, Actions Technology (Shanghai) Co., Ltd. won the bid to purchase from the Pudong District government the land use right for 50 years of a parcel of land of approximately 11,000 meters in size located in Zhangjiang Hi-Tech Park, Pudong District, Shanghai, for a purchase price of RMB 61.2 million and entered into an Auction Confirmation Letter with the Shanghai Real Property Transaction Center relating to this bid.  Unless a request for extension is approved, the acceptance of the bid will expire as of June 19, 2010. We are required to enter into a land transfer contract with the Pudong District government prior to the expiration of the bid; provided that we comply with the requirements of environment evaluation, investment approval and land use planning approval of the government authorities. We plan to construct a research and development center on this parcel of land and expect to fund the bulk of the construction expenditures with our existing cash or cash flow from our operations. We do not yet have an estimate on the amount of expenditures for the construction or the date of completion of the construction.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players. We provide integrated platform solutions to portable media player manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products. We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market position through investing in technology leadership, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

ACTIONS SEMICONDUCTOR CO., LTD.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues primarily from sales of SoCs for portable media players. We generally sell our SoCs together with solution development kits, or SDKs, or together with SDKs and reference designs, which we sometimes refer to as our total solutions. The prices at which we sell our SoCs are usually not affected by whether we include SDKs or reference designs.

We previously generated limited revenues from sales of SoCs for energy metering products and for remote control toy cars before 2005. We licensed our technology in SoCs for remote control toy cars to a third-party in February 2005, and licensed our technology in SoCs for energy metering in May 2006 to Hi-Trend Investment Holding Co., Ltd (“Hi-Trend”), which had been an affiliate of ours from March 2006 until November 2007, when we ceased to exercise a significant influence on it. In December 2007, Hi-Trend also increased its issued capital when its other shareholders increased their equity holdings by US$1 million. As a result, our equity holding in Hi-Trend decreased from 18% to 15%. In June 2008, we sold 5% of our holdings in Hi-Trend’s equity . As of December 31, 2008 and 2009, we owned approximately 10% of Hi-Trend’s equity. We have also generated limited revenues in providing semiconductor product testing services at times when we had excess capacity in our semiconductor testing operations.

Revenues from our SoCs for portable media players are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2006, 2007, 2008 and 2009, sales of SoCs for portable media players accounted for approximately 99.2%, 99.7%, 99.8%, and 99.5% of our total revenues, respectively.

Cost of Revenues

Our cost of revenues are comprised of costs for our SoC products and have historically also included costs for semiconductor product testing services, which consist of depreciation expenses for product testing equipment and costs associated with operating this equipment.

SoCs: Cost of revenues for our SoC products primarily consists of our wafer prices, external testing and packaging fees, royalty payment, and personnel and occupancy expenses associated with our operations. In addition, we include inventory handling costs, inventory write-downs and transportation costs in our cost of revenues. The inventory write-downs are generally immaterial. There can be no assurance, however, that a decrease in the average selling price of our products in the future would not require us to make write-downs in future periods.

In general, our per unit costs, including wafer prices and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders and experienced economies of scale. In 2007, 2008, and 2009, our per unit costs declined further due to design improvements, wafer processing technology migration, and a decrease in wafer prices, notwithstanding that the volume of orders decreased in 2007, 2008, and 2009.

Wafer Pricing:    We outsource the manufacturing of our SoC products to contract foundries. Wafer prices, which include both the purchase of raw silicon wafers and the foundries’ processing charges, are the largest component of our cost of revenues. We expect that wafer prices will continue to comprise the largest portion of our costs of revenues for the foreseeable future.

Royalty Payments:    We have entered into license agreements with respect to third-party technologies that we use in our products. We generally pay license fees at the time we enter into the license agreement with the technology licensor. In addition, we pay royalty fees to the technology licensors based on a percentage of net revenue of chips sold pursuant to the licensed technologies, which percentage royalty rate varies depending upon the tiers of cumulative unit volume of all chips shipped, subject to an applicable floor.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

Other Operating Income

Our other operating income has principally been comprised of royalty income, subsidies and miscellaneous items. Royalty income consisted of licensing fees we received from licensing our technology in SoCs for remote control toy cars and energy metering which expired in 2007. Subsidies include a rent subsidy provided by the Zhuhai municipal government for our headquarters and research facilities, and project awards we have received from the Zhuhai and Shenzhen municipal government for having undertaken research projects that advance areas of technology favored by the PRC government.

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

Research and development expenses comprised 50.0%, 61.7%, and 66.0% of our operating expenses in 2007, 2008 and 2009, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and as the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, employee benefits, and related expenses for information technology, human resources, finance legal, other administration functions, and senior management. General and administrative expenses comprised 42.4%, 32.9% and 30.2% of our operating expenses in 2007, 2008 and 2009, respectively. The relatively high percentage of general and administrative expenses as a percentage of our operating expenses in 2007 resulted primarily from legal fees incurred in connection with our outstanding lawsuits, which were closed in 2007. We have managed since 2008 and expect to control our general and administrative expenses in a cost effective manner in the future as we have instituted a pay cut on executives and high-level management personnel and frozen hiring of non-engineering employees starting January 2009. Our general and administrative expenses may increase in the future to further expand our business and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company.

Sales and marketing expenses: Our sales and marketing expenses consist primarily of salaries, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Sales and marketing expenses comprised 7.6%, 5.4% and 3.8% of our operating expenses in 2007, 2008 and 2009, respectively. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts and marketable securities as a part of our cash management activities.

Other income (loss)

Our other income is principally comprised of income related to tax refund and certain foreign exchange gains or losses.

ACTIONS SEMICONDUCTOR CO., LTD.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) allowance for doubtful accounts; (c) write-downs for obsolete inventory, (d) provision for litigation claims, (e) stock-based compensation expense, (f) valuation allowance against deferred tax assets, (g) impairment of long-lived assets, and (h) impairment of investments. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

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

Allowance for Doubtful Accounts. We conduct credit evaluations of customers and analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we will record an allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. We recorded provision (reversal) of allowance for doubtful accounts in the amount of US$0.3, US$0.5 and (US$0.1) million for the years ended December 31, 2007, 2008 and 2009, respectively.

Write-down for Obsolete Inventories. We value our inventory at the lower of the actual costs of our inventory or its current estimated market value based on the selling prices of our SoCs. We record inventory provisions for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Provision for Litigation Claims. We have been subject to legal proceedings and claims with respect to matters such as patents. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to use the technology, pay substantial damages under applicable law, cease the use and sale of infringing products or expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

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

Stock-based compensation expense. We approved our stock-based compensation plan in May 2007 and on May 21, 2008, we granted options to purchase 8,000,000 of our American Depositary Shares, representing 48,000,000 ordinary shares, to employees at exercise prices of US $3.30 per ADS in exchange for their continuous employment of 4 years after the grant date. In accordance with the provisions of FASB Accounting Standards Codification (ASC) 718-10, we accounted for share-based compensation for employees based on the grant-date fair value of the award determined options using the Black-Scholes option pricing model. That cost will be recognized over the period during which our employees provide services in exchange for the award, which is typically four years. If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, our stock-based compensation in future periods may differ significantly and could materially affect our operating results.

The exercise prices of the options were reduced to US$1.40 on February 26, 2009, and the first exercise date was postponed to the second anniversary of grant-date.

Allowance against Deferred Tax Assets. We record a valuation allowance against deferred tax assets based on taxable income in the future. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for net operating loss carry forwards. If, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized, we will record a valuation allowance to reduce the net deferred tax asset to the amount that we reasonably believe will be realized.

ACTIONS SEMICONDUCTOR CO., LTD.

Impairment of Long-lived Assets. The valuation of long-lived assets is tested whenever events or changes in circumstance indicate that the carrying amounts may not be recoverable. An impairment assessment has been made on the comparison of the undiscounted future cash flows generated by long-lived assets and their current carrying amounts, and no impairment loss was recognized. If the future economic situation deteriorates and actual cash flows generated from long-lived assets are less than the projected cash flows, impairment loss will be recognized and would adversely impact our future operating results.

Impairment of Investments.  Investments in equity method investees and other unlisted equity securities are reviewed for impairment when there is evidence of a loss in value and annually following updates to corporate planning assumptions. Such evidence of a loss in value might include our inability to recover the carrying amount, the lack of sustained earnings capacity which would justify the current investment amount, or a current fair value less than the investment’s carrying amount. When it is determined such a loss in value is other than temporary, an impairment loss is recognized for the difference between the investment’s carrying value and its estimated fair value. When determining whether a decline in value is other than temporary, management considers factors such as the length of time and extent of the decline, the investee’s financial condition and near-term prospects, and our ability and intention to retain our investment for a period that will be sufficient to allow for any anticipated recovery in the market value of the investment. When quoted market prices are not available, the fair value is usually based on the present value of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, plus market analysis of comparable assets owned by the investee, if appropriate. Differing assumptions could affect the timing and the amount of an impairment of an investment in any period.

As of the end of third quarter of 2009, we identified that our investment in AMC Holding Ltd, a manufacturer of PCB and IC Carrier, was partially impaired, and the impairment was other than temporary. As a result, we recognized impairment loss $1.0 million in the third quarter of 2009.

As of December 31, 2009, we determined that our investments in Mavrix Technology Inc., a fabless semiconductor company developing SoC solutions for the emerging Mobile Digital TV market, which became an equity method investee in 2008 and Actar Limited, a value added service provider that bridges entertainment with technology, were impaired, and that those impairments were other than temporary. As a result, we wrote off our entire investment in each of these companies. As a result, we recognized a $7.4 million impairment loss in 2009. The determination that these investments were impaired as of December 31, 2009 came as a result of our review of certain financial information, business plans and prospects provided to or disclosed to us during the first three months of 2010, and subsequent to our earnings release issued on February 3, 2010.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 4.8% in 2007, 5.9% in 2008, and -0.7% in 2009.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2007		%	2008		%	2009		%
	(thousands)			(thousands)			(thousands)
Revenues:
System-on-a-chip products	US$	116,320	99.7%	US$	94,916	99.8%	US$	43,937	99.5%
Semiconductor product testing services		308	0.3%		214	0.2%		203	0.5%
Total revenues		116,628	100.0%		95,130	100 .0%		44,140	100 .0%
Cost of revenues:
System-on-a-chip products		(56,687)	-48.6%		(47,248)	-49.7%		(30,093)	-68.2%
Semiconductor product testing services		(231)	-0.2%		(177)	-0.2%		(117)	-0.3%
Total cost of revenues		(56,918)	-48.8%		(47,425)	-49.9%		(30,210)	-68.5%
Gross profit		59,710	51.2%		47,705	50.1%		13,930	31.5%
Other operating income		392	0.3%		797	0.8%		918	2.1%
Gain on deemed disposal		—	—		—	—		1,736	3.9%
Operating expenses:
Research and development		(12,381)	-10.6%		(19,477)	-20.5%		(19,295)	-43.7%
General and administrative		(10,485)	-9 .0%		(10,399)	-10.9%		(8,812)	-20.0%
Selling and marketing		(1,880)	-1.6%		(1,694)	-1.8%		(1,115)	-2.5%
Total operating expenses		(24,746)	-21.2%		(31,570)	-33.2%		(29,222)	-66.2%
Income (loss) from operations		35,356	30.3%		16,932	17.7%		(12,638)	-28.6%
Other income		11,570	9.9%		1,213	1.3%		(654)	-1.5%
Dividend income		—	—		20	0.1%		440	1.0%
Fair value change in trading securities		—	—		92	0.1%		40	0.1%
Interest income		7,162	6.1%		11,912	12.5%		10,977	24.9%
Interest expenses		(82)	-0.1%		(4)	-0.1%		(57)	-0.1%
Other-than-temporary impairment loss on investments		—	—		—	—		(7,407)	-16.8%
Income (loss) before income taxes, equity in net loss of equity method investees and noncontrolling interest		54,006	46.2%		30,165	31.6%		(9,299)	-21.1%
Income taxes credit (expense)		(2,202)	-1.9%		(3,632)	-3.8%		(537)	-1.2%
Equity in net loss of equity method investees		(383)	-0.3%		(576)	-0.6%		(826)	-1.9%
Net income (loss)		51,421	44.1%		25,957	27.3%		(10,662)	-24.2%
Add: Net loss attributable to noncontrolling interest		220	0.2%		166	0.2%		264	0.6%
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	US$	51,641	44.3%	US$	26,123	27.4%	US$	(10,398)	-23.6%

ACTIONS SEMICONDUCTOR CO., LTD.

Year ended December 31, 2009 and 2008

Revenues. Revenues decreased by US$51.0 million, or 53.6%, from US$95.1 million in 2008 to US$44.1 million in 2009. The decrease was due to an approximately 31% decline in the average selling price of our SoCs for portable media players in 2009 compared to 2008 as well as an approximately 33% decrease in units shipped compared to last year. The decline in average selling price was primarily the result of our strategy to reduce prices on certain products from time to time in order to maintain our sales volume and market share as well as the product mix adjustment 2009. The decrease in units shipped was mainly due to the drop of market demand after the global financial crisis started in 2008.

Revenues from providing semiconductor products testing services comprised of 0.2% and 0.5% of our total revenue in 2008 and 2009, respectively.

Cost of Revenues. Cost of revenues decreased by US$17.2 million, or 36.3%, from US$47.4 million in 2008 to US$30.2 million in 2009, primarily due to a decrease in units shipped of our SoC products. The decrease in average unit cost, resulting from our cost reduction measures, including design improvements to migrate to smaller processing geometries and decreases in wafer pricing, notwithstanding that the volume of orders decreased in 2009, also caused a drop in cost of revenues in proportion thereto.

Gross Profit. As a result of the decrease in sales of our SoC products, our gross profit decreased by US$33.8 million, or 70.9%, from US$47.7 million in 2008 to US$13.9 million in 2009. Our gross profit margin was 31.6% in 2009, compared to 50.1% in 2008. The decrease in gross profit margin was due to the decline in average selling price which was larger than the reduction in average unit cost.

Other Operating Income. Other operating income increased by US$0.1million, or 12.5%, from US$0.8 million in 2008 to US$0.9 million in 2009. In 2009, we recognized a US$0.8 million advance subsidy from local authorities of Zhuhai, China. Comparatively, in 2008, we recognized a US$0.6 million advance subsidy from local authorities of Zhuhai.

Gain on deemed disposal. The Group’s ownership in Beijing Actions was diluted from 80% to 35% as a result of limiting its participation in an additional round of funding to $1.5 million of an aggregate $7.5 million of new capital injected in 2009. As a result, we lost control of Beijing Actions on September 30, 2009, and a gain on deemed disposal of $1.7 million was recorded in 2009.

Operating Expenses. Total operating expenses decreased by US$2.4 million, or 7.6%, from US$31.6 million in 2008 to US$29.2 million in 2009.

•           Research and development. Research and development expenses decreased by US$0.2 million, or 1.0%, from US$19.5 million in 2008 to US$19.3 million in 2009.

•           General and administrative expenses. General and administrative expenses decreased by US$1.6 million, or 15.4%, from US$10.4 million in 2008 to US$8.8 million in 2009 due primarily to a decrease of US$0.5 million in allowance for doubtful accounts receivable and decrease of US$0.5 million in audit, consulting and attorney fees.

•           Selling and marketing expenses. Selling and marketing expenses decreased by US$0.6 million, or 35.3%, from US$1.7 million in 2008 to US$1.1 million in 2009, due primarily to decrease of US$0.3, US$0.1 and US$0.1 million in bonus, travel  costs and advertising expenses respectively.

Income(loss) from Operations. As a result of the foregoing, our income from operations decreased by US$29.5 million, or 174.6%, from earnings of US$16.9 million in 2008 to a loss of US$12.6 million in 2009.

ACTIONS SEMICONDUCTOR CO., LTD.

Interest Income. The amount of our cash, cash equivalents and time deposits increased to US$87.8 million as of December 31, 2009, compared to US$45.5 million as of December 31, 2008. While the balance of cash and cash equivalents has increased, the value of marketable securities has decreased to US$163.8 million as of December 31, 2009 compared to US$201.2 million as of December 31, 2008. As interest rates declined as a result of the financial crisis in later year 2008, our interest income decreased by US$0.9 million, or 7.6%, from US$11.9 million in 2008 to US$11.0 million in 2009.

Other Income (loss). Other loss excluded from income from operations was US$0.7 compared to other income US$1.2 million in 2008 due primarily to exchange losses as a result of the significant fluctuations of the US dollar against Taiwan dollar in 2009, compared to an exchange gain of rapid appreciation of renminbi versus the US dollar in 2008.

Other-than-temporary impairment loss on investments. In 2009, we recognized impairment losses of US$1.0 million, US$3.4 million and US$3.0 million for our investments in AMC Holding Ltd., Mavrix Technology Inc. and Actar Limited, respectively.

Year ended December 31, 2008 and 2007

Revenues. Revenues decreased by US$21.5 million, or 18.4%, from US$116.6 million in 2007 to US$95.1 million in 2008. The decrease was due primarily to a 15.5% decline in the average selling price of our SoCs for portable media players in 2008 compared to 2007 as well as a 3.4% decrease in units shipped compared to last year. The decline in average selling price was primarily the result of our strategy to reduce prices on certain products from time to time in order to maintain our sales volume and market share as well as a product mix adjustment as our lower-end products accounted for a larger portion of our total unit shipments in 2008. The decrease in units shipped was mainly due to a decline in market demand after the global financial downturn started in 2008.

Revenues from providing semiconductor products testing services comprised of 0.3% and 0.2% of our total revenue in 2007 and 2008, respectively.

Cost of Revenues. Cost of revenues decreased by US$9.5 million, or 16.7%, from US$56.9 million in 2007 to US$47.4 million in 2008, primarily due to a decrease in average unit cost resulting from our cost reduction measures, including design improvements to migrate into smaller processing geometries and decreases in wafer pricing, notwithstanding that the volume of orders decreased in 2008. The decrease in units shipped of our SoC products also caused a drop in the cost of revenues in proportion thereto.

Gross Profit. As a result of the decrease in sales of our SoC products, our gross profit decreased by US$12.0 million, or 20.1%, from US$59.7 million in 2007 to US$47.7 million in 2008. Our gross profit margin was 50.1% in 2008, compared to 51.2% in 2007. The decrease in gross profit margin was due to the decline in average selling prices which was larger than the reduction in average unit costs.

Other Operating Income. Other operating income increased by US$0.4 million, or 100.0%, from US$0.4 million in 2007 to US$0.8 million in 2008. In 2008, we recognized a US$0.6 million advance subsidy from local authorities of Zhuhai, China. Comparatively, in 2007, we recognized royalty payment of US$0.3 million from licensing our technology in energy metering SoCs to our affiliate Hi-Trend Investment Holding Co., Ltd., which completed its license royalty payment plan to us in April 2007.

Operating Expenses. Total operating expenses increased by US$6.9 million, or 27.9%, from US$24.7 million in 2007 to US$31.6 million in 2008.

•           Research and development. Research and development expenses increased by US$7.1 million, or 57.3%, from US$12.4 million in 2007 to US$19.5 million in 2008, due primarily to a US$2.6 million increase in intangible assets amortization associated with the acquired technologies, US$2.3 million increase in the compensation and welfare expenses resulting from an increase in number of the research and development personnel, US$1.4 million increase in stock option expenses, and an increase in costs associated with new research and development projects of US$0.8 million, including, among others, mask costs, verification expenses and depreciation of equipment.

•           General and administrative expenses. General and administrative expenses decreased by US$0.1 million, or 1.0%, from US$10.5 million in 2007 to US$10.4 million in 2008, due primarily to a decrease of US$0.9 million in foreign currency exchange loss. The decrease was partially offset by an increase of US$0.7 million in stock option expenses.

•           Selling and marketing expenses. Selling and marketing expenses decreased by US$0.2 million, or 10.5%, from US$1.9 million in 2007 to US$1.7 million in 2008, due primarily to a decrease of US$0.2 million in advertising expenses.

Income from Operations. As a result of the foregoing, our income from operations decreased by US$18.5 million, or 52.3%, from US$35.4 million in 2007 to US$16.9 million in 2008.

ACTIONS SEMICONDUCTOR CO., LTD.

Interest Income. The amount of our cash, cash equivalents and time deposits decreased to US$45.5 million as of December 31, 2008, compared to US$74.7 million as of December 31, 2007. While the balance decreased, the value of marketable securities increased to US$201.2 million as of December 31, 2008 compared to US$165.3 million as of December 31, 2007. As we had generally higher levels of cash and we had recorded higher yield due to more active cash management activities, our interest income increased by US$4.7 million, or 65.3%, from US$7.2 million in 2007 to US$11.9 million in 2008.

Other Income (non-operating). Other income decreased to US$1.2 million from US$11.6 million in 2007 due primarily to a decrease in tax refunds of approximately US$5.9 million received from the Zhuhai municipal government. In addition, our foreign exchange gain mainly derived from dividend receivable was US$4.5 million lower in 2008 compared to 2007.

B.                Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2007		2008		2009
	(thousands)
Net cash provided by operating activities	US$	46,816	US$	9,930	US$	27,637
Net cash (used in) provided by investing activities		(111,147)		(30,683)		22,127
Net cash used in financing activities		(4,411)		(8,423)		(7,497)
Net (decrease) increase in cash and cash equivalents		(68,742)		(29,176)		42,267
Cash and cash equivalents, beginning of year		137,778		72,054		45,435
Effect of exchange rate changes on cash		3,018		2,557		4
Cash and cash equivalents, end of year	US$	72,054	US$	45,435	US$	87,706

On December 31, 2009, we had US$251.5 million of cash, cash equivalents, time deposits and marketable securities. We began to generate significant cash flow from operations beginning in the second half of 2004. As a result of our initial public offering in November 2005, we generated additional cash in the amount of US$44.6 million. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, and the proceeds from capital markets transactions, if any.

Operating Activities

In 2009, net cash provided by operating activities amounted to US$27.6 million while we suffered a net loss during this period of US$10.7 million. We recorded a gain on disposal of a subsidiary of US$1.7 million resulted from the loss of control of Actions Beijing, an increase in accounts receivable of US$1.3 million, a net proceed from the disposal of trading securities of US$19.3 million, an impairment loss of long term investments of US$7.4 million, equity in net loss of an equity method investee of US$0.8 million, depreciation of property, plant and equipment of US$2.1 million, the amortization of acquired intangible assets of US$2.8 million, an increase in stock-based compensation expense of US$4.0 million, a decrease in inventory of US$3.2 million and an increase in accrued expenses and other current liabilities of US$1.6 million.

Mavrix Technology Inc.(Mavrix), a fabless semiconductor company developing SoC solutions for the emerging Mobile Digital TV market, became one of our equity method investments due to our holding of 19.8% of its shares in 2008. We made another investment of US$3.0 million in Actar Limited (Actar), a value added service provider that bridges entertainment with technology, in 2008. Our 6.8% investment in Actar was accounted for under the cost method. Both Mavrix and Actar experienced various fatal and unexpected business challenges during February and March 2010. As a result of these unexpected business challenges, we determined that our investments in Mavrix and Actar were impaired and that those impairments were other than temporary. As a result, we wrote off our entire investment in these two entities effective as of December 31, 2009.

In 2008, net cash provided by operating activities amounted to US$9.9 million. We generated net income during this period of US$26.1 million. We recorded a decrease in accounts payable of US$9.0 million due to fewer purchases near the end of 2008, a decrease of accrued expenses and other current liabilities of US$5.5 million due principally to the decrease in accrued staff bonus, an increase in trading securities of US$19.3 million for an investment in a bond fund, which was partially offset by depreciation and amortization of US$2.1 million, the amortization of acquired intangible assets of US$3.2 million, an increase in stock based compensation expenses of US$2.3 million, an increase in deferred tax of US$2.1 million, and a decrease in inventory of US$3.6 million as a result of an inventory level adjustment in light of the economic environment, a decrease in accounts receivable of US$2.2 million due to the lower sales in December 2008, a decrease in notes receivable of US$0.3 million, and a decrease in prepaid expenses and other current assets of US$1.6 million.

In 2007, net cash provided by operating activities amounted to US$46.8 million. We generated net income during this period of US$51.4 million. We recorded a decrease in accounts payable of US$4.0 million due to less purchase near the end of 2007, a decrease in income tax payable of US$1.6 million due to less taxable income, and decrease of accrued expenses and other current liabilities of US$3.8 million mainly due to the foreign exchange gain, an increase in inventory of US$6.2 million due to slower sales than expected, and a decrease in accounts receivable of US$0.5 million, which was partially offset by the depreciation and amortization of US$1.6 million, the amortization of acquired intangible assets of US$2.4 million, a decrease in notes receivable of US$1.8 million, and a decrease in prepaid expenses and other current assets of US$4.3 million due to more VAT refund received in 2007.

ACTIONS SEMICONDUCTOR CO., LTD.

Investing Activities

 In 2009, net cash generated by investing activities was US$22.1 million. We recorded net cash equivalent decrease from disposal of subsidiary of US$2.7 million, an increase in equity method investee of US$1.5 million, an increase in purchase of intangible assets of US$3.1 million, an increase in the purchase of property, plant, and equipment of US$6.6 million, an increase in deposits paid for acquisition of property, plant and equipment of US$1.7 million. These decreases in cash and cash equivalents were offset by a cash increase provided by the net value decrease of marketable securities of US$37.2 million and the decrease of US$0.4 million in restricted cash and time deposits. The decrease in marketable securities of US$37.2 million is the net impact of proceeds from redemption $91.0 million of Marketable securities, and the purchase of $53.8 million of marketable securities.

The decrease in marketable securities in 2009 was mainly due to redemptions at maturity of money market deposits and trust financial products issued by PRC commercial banks and financial institutions with maturities between three and twenty four months. Trust financial products are products or investments in individual funds or pools of funds held by financial institutions in the PRC, who use the funds raised to independently manage a pool of various assets of which the underlying assets are debt instruments.  In addition, the increase in equity method investees in 2009 consisted of strategic investments of US$1.5 million in Beijing Actions.

In 2008, net cash used in investing activities was US$30.7 million. We recorded an increase in the value of marketable securities of US$25.6 million, an increase in other investments of US$2.2 million, an increase in equity method investee of US$3.0 million, an increase in purchased intangible assets of US$1.2 million, an increase in purchased equipment of US$2.4 million, and an increase in a deposit paid for acquisition of equipment of US$0.4 million. These increases were offset by a decrease of US$1.4 million in restricted cash, reflecting the maturity of a time deposit placed into an account with the Agriculture Bank of China as collateral for a net short-term loan, and a decrease in time deposits with maturities between three and six months, which provided cash of US$2.7 million for our activities.

The increase in marketable securities in 2008 was mainly due to money market deposits and trust financial products issued by PRC commercial banks and financial institution with maturities between three and twelve months. In 2008, we renewed our holdings in marketable securities immediately upon their maturity and accordingly received no cash proceeds from any such marketable securities.  In addition, the increase in long-term financial investments in 2008 consisted of strategic investments of US$3.0 million in Mavrix Technology Inc., a fabless semiconductor company developing SoC solutions for the emerging Mobile Digital TV market, which became our equity method investee in 2008, and an increase in other investments of US$3.0 million in Actar Limited, a value added service provider that bridges entertainment with technology, and US$0.1 million in Unitech Electronics Co., Ltd, a manufacturer and designer of automatic identification and data collection products, decrease in the other investments of US$1.0 million in Bizlink Holdings Inc, a manufacturer of interconnectivity solutions such as cable, wire and connectors, and US$0.5 million in Hi-Trend Limited.

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

Financing Activities

Net cash used in financing activities was US$7.5 million in 2009, primarily consisting of proceeds from an issuance of shares of a subsidiary of US$1.9 million, and share repurchases under our repurchase program of ordinary shares in the amount of US$10.1 million.

Net cash used in financing activities was US$8.4 million in 2008, consisting of a decrease in short term bank loans of US$1.6 million, an increase in a new loan borrowed from a minority shareholder of Beijing Actions by Beijing Actions in the amount of US$1.5 million for its working capital requirements and payments made in connection with our repurchase program in the amount of US$9.4 million.

Net cash used in financing activities was US$4.4 million in 2007, consisting of an increase in short term bank loans of US$1.4 million and payment for the repurchase of ADSs pursuant to our share repurchase program in the amount of US$6.7 million.

As of December 31, 2008, we had a loan in the amount of approximately US$1.5 million from a non-controlling interest of Actions Microelectronics Co., Ltd (Beijing Actions), which was one of our subsidiaries. Due to the loss of control of Beijing Actions, we have no loan from any party as of December 31, 2009.

Capital Expenditures

We made capital expenditures of US$12.9 million, US$8.8 million and US$11.2 million in 2007, 2008 and 2009, respectively. Our capital expenditures in 2009 consisted principally of US$6.6 million for the purchase of property, plant and equipment, US$3.1 million for the acquisition of intangible assets, and US$1.5 million for investment in equity method investees.

ACTIONS SEMICONDUCTOR CO., LTD.

We are constructing a new corporate headquarters in Zhuhai in response to our anticipated growth, and may also establish offices in other cities in China, such as Shanghai, to better serve our existing and future customers in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We continuosly evaluate our need to expand our internal testing capacity to fulfill market demands and long-term investments strategies in companies or technologies consistent with our business objectives. Accordingly, we expect to make additional capital expenditures totaling approximately US$18.5 million in 2010 in connection with such efforts.

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

We expect to devote substantial capital resources to support our research and development efforts, hire and expand our sales and marketing resources, and for other corporate activities. We believe that our current cash and cash equivalents, cash flow from operations, and the proceeds from the sale of our equity and marketable securities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, apply for bank loans in specific currencies or for specific purposes to maximize our cash flow flexibility and yields, or engage in other capital raising transactions if additional cash resources are needed or appropriate due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  We cannot assure you that additional capital will be available to us on acceptable terms or at all.

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. For example, our principle subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year as a statuary reserve fund and to provide for a staff and workers’ bonus fund at the discretion of its board of directors. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries is also restricted. In December 2007, Actions Semiconductor (Mauritius) re-invested the undistributed earnings of approximately US$80.2 million, or 27.8% of our total consolidated net assets from our subsidiary Actions Semiconductor (Zhuhai) back into Actions Semiconductor (Zhuhai) by way of a capital injection. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$9.4million, or 3.6%, and US$115.3 million, or 39.9% of our total consolidated net assets, which included approximately US$12.1 million, or 4.2% of our total consolidated net assets, associated with the statutory reserves, as of December 31, 2007 and 2008, respectively.

As of December 31, 2009, the restricted net assts associated with the statutory reserves of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) totaled approximately US$12.3 million, or 4.4% of our total consolidated net assets. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries is also restricted. Including the additional registered capital of approximately US$80.2 million or 27.8% of our total consolidated net assets re-invested from Actions Semiconductor (Mauritius) back into Actions Semiconductor (Zhuhai) in December 2007, the total amount of the registered capital and reserves amounted to US$123.0 million, or 45.5% of our total consolidated net assets.

ACTIONS SEMICONDUCTOR CO., LTD.

Taxation

We are a tax exempted company incorporated in Cayman Islands and are not subject to taxation under the current Cayman Islands law. Our net income is primarily derived from Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen). Prior to January 1, 2008, foreign invested enterprises in the PRC were generally subject to a 30% foreign enterprise income tax, or FEIT, and a 3% local income tax. However, Actions Semiconductor (Zhuhai) was established in the Zhuhai Special Economic Zone of China as a foreign invested enterprise and principally conducts its business operations in this zone. And Artek Microelectronics (Shenzhen) was established in the Shenzhen Special Economic Zone of China as a foreign investment enterprise and principally conducts its business operations in that zone. Therefore, each of them was subject to the reduced FEIT rate of 15% and was exempt from FEIT for its first two years of profitable operations after offsetting prior years’ tax losses, and would be entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. According to the Rules on Exemption or Reduction of Local Income Tax for Foreign Investment Enterprises promulgated by People’s Government of Guangdong Province effective on January 1, 1992, during such five-year preferential tax treatment period, Actions Semiconductor (Zhuhai) and Artek Microelectronic (Shenzhen) are also exempt from the 3% local income tax.

As a result of such preferential tax treatment, Actions Semiconductor (Zhuhai) was exempt from FEIT in the years ended December 31, 2004 and 2005, which were the first two years Actions Semiconductor (Zhuhai) achieved profitable operations after offsetting prior years’ tax losses. Actions Semiconductor (Zhuhai) also benefited from a 50% reduction in FEIT, which were 7.5% during each of the years ending December 31, 2006 and 2007, and 9% for the year ended December 31, 2008. The FEIT of Actions Semiconductor (Zhuhai) was 15% for the year ending December 31, 2009. As a certified Hi-Tech Enterprise with validity of 3 years, this rate will be applicable till 2011. Artek Microelectronics (Shenzhen) was exempt from FEIT in the years ended December 31, 2007 and 2008, which were the first two years Artek Microelectronics (Shenzhen) achieved profitable operations after offsetting prior years’ tax losses. Furthermore, Artek Microelectronics (Shenzhen) benefited benefit from a 50% reduction of EIT rate in the year ending December 31, 2009 and will be expected to benefit from the same 50% reduction of EIT rate during each of two years ending December 31, 2010 and 2011. Therefore the corresponding EIT rate was 10% for the year ending December 31, 2009 and will be 11% and 12% for the year ending December 31, 2010 and 2011 respectively.

On March 16, 2007, the National People’s Congress passed a the EIT Law. The EIT Law, effective January 1, 2008, imposes a single uniform enterprise income tax (EIT) rate of 25% for most foreign-invested enterprises while permitting certain certified high technology companies may be taxed at a reduced tax rate of 15%. The EIT Law also contemplates various transition periods and measures for existing preferential tax policies, including among others, a grace period for as long as five years for foreign-invested enterprises which are currently entitled to a lower income tax rate, and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. Under the grace period the enterprises that were granted the preferential tax treatment may adjust its tax rate into 25% gradually within the next five years , starting in 2008, at the rate of 18%, 20%, 22%, 24% and 25% from 2008 to 2012, respectively.

Under this formulation, Actions Semiconductor (Zhuhai) enjoyed an income tax rate of 9% for the year ended December 31, 2008, which was the last year of its preferential tax treatment where it may have benefited from a 50% reduction of EIT. Further, Actions Semiconductor (Zhuhai) was certified as a high technology enterprise in 2006 and 2008, respectively, and is entitled to benefit from the reduced tax rate of 15% starting from the fiscal year of 2009.

Artek Microelectronics (Shenzhen) was exempt from FEIT in each of the years ended December 31, 2007 and 2008, which was the first two years Artek Microelectronics (Shenzhen) achieved profitable operations after offsetting prior years’ tax losses. From 2009 to 2011, Artek Microelectronics (Shenzhen) benefited from a 50% reduction of EIT rate, as a result of which its applicable rate was 10%, in the year ending December 31, 2009, and is expected to benefit from the same 50% reduction of EIT, as a result of which its applicable income tax rate could be 11% and 12% for the years ended December 31, 2010 and 2011, respectively. Further, Artek Microelectronics (Shenzhen) was certified as a “Hi-Tech Enterprise” in 2007. If Artek Microelectronics (Shenzhen) can continue to obtain its Hi-Tech Enterprise certification every two year since 2007, it may be able to benefit from the reduced rate of 15% starting from the year 2012.

In December 2007, we received a tax refund, as other income, of US$5.9 million from the Zhuhai Municipal Bureau of Tax. This refund was received as Actions Semiconductor (Mauritius) reinvested the undistributed earnings of approximately US$80.2 million back into Actions Semiconductor (Zhuhai).

Our PRC entities, all as PRC tax residents, are required by EIT Law to withhold income tax when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. The tax provision includes US $2,1 millon of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within our PRC subsidiaries as of December 31, 2009.

ACTIONS SEMICONDUCTOR CO., LTD.

Pursuant to the Interim Regulations on Value-added Tax and its Implementation Rules issued in 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received. We received a full rebate of the VAT on most of our export sales since the establishment of Actions Semiconductor (Zhuhai) through December 31, 2003. Due to changes in PRC regulations, from January 1, 2004 through October 31, 2004 we received a rebate of approximately 76% of our VAT payments. Beginning November 1, 2004 we resumed receiving a full rebate on our VAT payments. As most of our sales made by Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) consist of exports, historically we have not incurred significant VAT expense.

We have historically had minimal taxable income in jurisdictions other than China.

Reconciliation between the benefits for FEIT computed by applying the China tax rate to profit before income taxes is as follows:

	Year ended December 31,
	2006	2007	2008	2009

PRC tax rate	15%	15%	18%	25%

Tax provision at PRC enterprise income tax rate	$12,091	$8,101	$5,430	$(2,325)
Expenses not deductible for tax purposes	477	764	1,091	2,825
Share-based compensation not deductible for tax purposes	-	-	413	601
Income not taxable for tax purposes	(519)	(2,393)	(431)	(178)
Net change in valuation allowance	233	134	570	(320)
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(6,206)	(4,284)	(5,036)	(99)
Effect of the different income tax rates in other jurisdictions	(111)	(121)	(138)	(323)
Effect of withholding tax on undistributed earnings	-	-	1,738	320
Others	19	1	(5)	36

Income tax expense	$5,984	$2,202	$3,632	$537

 C.            Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investments in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2009, we had 488 research and development engineers who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

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

Our research and development efforts during 2008 and 2009 focused principally on increasing the solutions and applications of our ATJ203X series and twenty five series products to enhance their appeal to our customers, and on the development and production of our newest ATJ200X series and ATJ227X series products. In addition to pursuing these efforts, we are currently focusing our research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. Our continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure. Also, we will continue to focus on developing the low power consumption technology and the technology to enhance the quality of sound, image and video. High definition multi-format video decoder and encoder are another key technology we’ll focus on in the coming year.

We have a stable core team of engineers that have detailed knowledge of our proprietary architecture, algorithms, integrated circuit designs, firmware and software engineering, as well as system-level knowledge of our customers’ manufacturing processes. Our ability to adapt to changing customer requirements and evolving industry standards through the development of new and enhanced products is a significant factor in maintaining our competitive position and our prospects for growth.

ACTIONS SEMICONDUCTOR CO., LTD.

Intellectual Property

As of December 31, 2009, we held forty-one issued patents and had one hundred and eighteen pending patent applications in the mainland of China, five pending patent applications in the United States and five pending patent applications in the European Union. In China, we owned twelve registered layout designs and one pending layout design application, and fourteen registered trademarks and twenty-four pending trademark applications as of December 31, 2009. In addition, we also held four registered trademarks in Hong Kong, four in Taiwan, four in the United States, four in the European Union, three in Australia, three in Russia, three in Korea, three in Singapore, two in Japan, two in Canada and one in India as of December 31, 2009.

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

We have established an intellectual property rights, or IPR, department which serves our entire organization and undertakes patent application, trademark registration, IC layout design, software copyright registration, and related legal affairs. As of December 31, 2009, we had nine in house IP legal counsels and engineers who worked closely with all departments including marketing, research and development and had extensive connections with external law firms and IP offices.

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

Third-parties could infringe or misappropriate our patents, copyrights, trademarks and other proprietary rights. In addition, other parties may assert infringement claims against us or our customers. Because many pending patent applications in China, the United States and elsewhere are not publicly disclosed by the relevant patent and trademark offices until the application is published, there may be applications that relate to our technology of which we have no knowledge.

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

ACTIONS SEMICONDUCTOR CO., LTD.

D.              Trend Information

Demand for portable media players. Throughout 2004, 2005 and 2006, a combination of factors, including a decrease in the price of portable media players caused by a significant decrease in the price of flash memory, which is a major cost component of many portable media players, and the growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster, resulted in rapid growth in the demand for portable media players. Because we supply SoCs for use in portable media players, we benefited greatly from the increased demand, and our revenues and profitability grew rapidly during this initial rapid growth period.  However, starting in 2007, we have not experienced such rapid growth in revenues and profitability on a percentage basis to continue at its initial pace as the combination of factors that fueled the initial rapid growth of our industry have changed. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance. Further, in 2008 and 2009, we were negatively impacted by the global economic and financial downturn. We experienced a significant decrease in sales, especially in the fourth quarter of 2009, which resulted in the lowest sales amount in a quarter since we went public in 2005. In addition, we also experienced a decrease in sales to our overseas markets and we cannot be sure when such conditions will improve. Compared with 2007 and 2008, our shipment units in 2009 decreased by 35.9% and 33.0%, respectively.

Average selling price of our products. The portable media player market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce portable media players with more functions and enhanced features. As an SoC and integrated platform solutions provider for these brand owners, we usually plan to introduce a new product series every nine to twelve months, and introduce new SoC products within a series with increased functionality, improved cost structure and enhanced features more frequently.

The average selling price of any particular SoC product declines over time after it reaches maturity in the product life cycle. In general, we earn higher margins when a new SoC model is first introduced to the market and experience a corresponding decline in margins as its average selling price declines. However, we typically are able to partially offset the decline in the average selling price of a particular SoC, and mitigate the decline in our margins, through progressively increasing our yields during the product’s life. For example, we experienced a significant increase in shipments of our eight series SoCs commencing in the fourth quarter of 2004, and the eight series was one of our principal product lines in 2006. However, over a two year period from the fourth quarter of 2004 to the fourth quarter of 2006, the average selling price of our eight series SoCs decreased by approximately 48.1%. We introduced our nine series SoCs in the third quarter of 2005, which provided more functionality than our earlier series SoCs and were sold at higher prices. From the third quarter of 2005 to the fourth quarter of 2007, we also experienced an approximately 59% decrease in the average selling price in our nine series SoCs. We introduced our eleven series SoCs in the second quarter of 2008, which provide more functionality and performance than nine series SoCs and sold at slightly higher prices. From the second quarter of 2008 to the fourth quarter of 2009, we also experienced an approximately 37.3% decrease in the average selling price in our eleven series SoCs. We introduced our three series SoCs in the second quarter of 2009, which provide less functionality than eleven series SoCs and sold at slightly lower prices in our lower-end segment. From the second quarter of 2009 to the fourth quarter of 2009, we also experienced an approximately 19.2% decrease in the average selling price in our three series SoCs. While our overall average selling prices generally benefit from the introduction of new SoC products, this benefit may be partially offset by pricing strategies we employ. For example, we may, from time to time, seek to take advantage of market opportunities by reducing our prices for certain SoC products in order to increase our sales volume and market share.

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

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player sales tend to increase significantly in the fourth quarter to meet the year-end holiday demand. However, due to the adverse impact of the global economic downturn, sales in the fourth quarter of 2009 were much lower than those of the previous three quarters. Otherwise, orders for our SoCs generally increase in the third and forth quarters of each year and decrease in the first quarter. For example, our revenues decreased by US$3.8 million, or approximately 23.8%, from US$16.0 million in the three months ended December 31, 2008 to US$12.2 million in the three months ended March 31, 2009, principally due to a 13.2% decrease in units shipped. .If the rate of growth in our sales declines, we expect seasonality to have a more pronounced effect on our sales and cause our quarterly results to fluctuate significantly.

Foundry capacity and wafer pricing. To maximize our unit sales and profits, we must secure committed foundry capacity that is adequate to produce all of the SoCs that we can sell to our customers at prices that enable us to maintain or increase our profit margins. Wafer pricing is affected by the volume of our purchases and overall market demand, and tends to be cyclical. Because contract foundries have fixed capacities, in times of strong market demand, the prices that contract foundries charge for their wafer products and services generally increase, and correspondingly in times of lesser market demand, the prices that contract foundries charge for their wafer products and services may decrease. As a result, if the overall demand for electronics products is high, contract foundries that manufacture wafers for electronics products may increase the prices that they charge to their customers, including our company. In the past, sales volume increases helped us to negotiate better pricing terms and secure committed capacity with our foundries. Since the fourth quarter of 2008, we have experienced a decline in sales due to the impact of the global economic downturn, which also affected the overall market demand of wafers. If the decrease of our sales volume continues and if it outpaces the overall market demand, we may lose our ability to negotiate favorable terms and secure capacity with our foundries. Further, we are also subject to seasonal and other factors affecting foundry capacity and pricing that are beyond our control.

ACTIONS SEMICONDUCTOR CO., LTD.

Presently, He Jian and UMC manufacture almost all of our mass produced semiconductors. We also maintain relationships with other foundries to help ensure that we have alternative manufacturing capabilities if He Jian and UMC fail to achieve satisfactory yields or is unable to meet our requirements. However, there are many purchasers of foundry products and services that are larger than us, and our ability to source adequate foundry services could be affected by significant increases in demand for electronics products.

E.              Off-balance Sheet Arrangements

We did not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2009.

F.              Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2009:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(thousands)
Operating lease obligations	US$	652	US$	531	US$	121	US$	—	US$	—
Royalty Commitment		150		150		—		—		—
Purchase Obligations		419		419		—		—		—
Capital Commitment		8,374		8,374		—		—		—
Other Liabilities		319		—		319		—		—
Total contractual obligations	US$	9,914	US$	9,474	US$	440		—		—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2009 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Lee, Hsiang-Wei (David)	50	Director, Chairman of the Board
Yeh, Nan-Horng	51	Director
Lin, Yu-Hsin Casper(1)	63	Director
Chen, Chin-Hsin (Fred) (1)	67	Director
Li, Shao Chuan (Shawn)	42	Director and Chief Technology Officer
Huang , Jun-Tse (Walter) (1)	52	Director
Pan, I-Ming (Robin) (1)	49	Director
Chen, Hsuan-Wen (Niccolo)	46	Chief Executive Officer
Chou, Pei-Fen (Patricia)	42	Chief Financial Officer

(1)       Member of each of the audit committee, compensation committee and nominations committee.

ACTIONS SEMICONDUCTOR CO., LTD.

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

Yeh, Nan-Horng has served as one of our directors since October 2007. Mr. Yeh also served as our Chief Executive Officer from May 2005 to November 2009 and currently serves as Chairman of the board of Realtek Semiconductor Corp. Previously, Mr. Yeh served as a director and the president of each of Globaltec Management Consulting Corp. and Globaltec Technology Partner I Venture Capital Corp. Mr. Yeh holds a Master in Business Administration degree from Washington University in St. Louis and a Bachelor of Science degree in transportation management from National Chiao Tung University in Taiwan.

Lin, Yu-Hsin (Casper) has served as one of our directors since August 2005. Previously, Mr. Lin served as the chairman and director of Memory Devices, Ltd., a memory module manufacturer, a director of Twinmos Tech. Inc., a network module manufacturer, and a director and the Chief Financial Officer of United Microelectronics, a semiconductor wafer manufacturer. Mr. Lin holds a Master in Business Administration degree from Bloomsbury University of Pennsylvania and a Bachelor of Art degree from the accounting department of Soochow University in Taiwan.

Chen, Chin-Hsin (Fred) has served as one of our directors since October 2007. Mr. Chen also currently serves as an Endowed Chair Professor in Shanghai Jiao Tong University . Previously, Mr. Chen served as Director of the OLED Laboratory, Display Institute, National Chiao Tung University in Hsinchu, Taiwan and Director of the Centre for Advanced Luminescence Materials (CALM) at Hong Kong Baptist University. Mr. Chen was also a group leader and senior scientist at the Display Technology Laboratory of Eastman Kodak Co., in Rochester, New York, USA. Mr. Chen is the co-inventor of the key Doped OLED Guest-Host Emitter Technology and has been awarded more than 35 U.S. patents.

Li, Shao Chuan (Shawn) has served as one of our directors since September 2005 and as our Chief Technology Officer since the establishment of our operations in December 2001. Before joining us, Mr. Li was the director of research and development at Zhuhai Arestek Electronic Co., Ltd. Mr. Li holds a Master of Science degree in electrical engineering from Beijing Institute of Technology.

 Huang, Jun Tse (Walter) has served as our director since April 2009. Mr. Jun Tse Huang currently serves as the CEO of Colorwind Technology Corporation, a position he has held since 2004. From 2001 to 2003, he was a Vice President of the Overseas department at the Guangzhou Risun Information Technology Group. Prior to that, starting in 1999, Mr. Huang served as an Executive Vice President at Global Brand Manufacturing Corporation, a Taiwan Stock Exchange listed company. From 1995 to 1998, he served as an Executive Vice President in Proview Group, a Hong Kong Stock Exchange listed company. And prior to that he was as a Vice President of Purchasing at Elitegroup Computer Systems Co., Ltd, a Taiwan Stock Exchange listed company. Mr. Huang holds a Bachelor degree in Electrical Engineering from Tamkang University in Taiwan.

Pan, I-Ming (Robin) has served as our director since November 2009. Mr. Pan also currently serves as the Chief Executive Officer of Ambiwin Technology Inc. He previously served as Vice President of Marketing at PQ International Co. from 2007 to 2008 and Vice President of Sales at Sinostar Technology Ltd. from 2005 to 2006. Mr. Pan also co-founded and served as the President and Chief Operating Officer of GMI Technology Inc. from 1995 to 2005. Mr. Pan holds a Bachelor degree in Electrical Engineering from Chung Yuan Christian University in Taiwan.

Chen, Hsuan-Wen (Niccolo) has served as our Chief Executive Officer since November 2009.  Mr. Chen joined Actions in 2007 as General Manager and was promoted to Chief Strategy Officer earlier in 2009. Prior to working at Actions, Mr. Chen held a number of technical positions at Realtek Semiconductor Corp. from 1992 through 2006, recently serving as Chief Technology Officer and Executive Vice President of Realtek's China subsidiary, Realsil. Prior to that, Mr. Chen worked as the engineer of process technology development department at UMC. Mr. Chen received a Bachelor of Science in Electrical Engineering and Master of Science in Electrical Engineering from National Taiwan University.

Chou, Pei-Fen (Patricia) has served as our Chief Financial Officer since October 2007. Previously Ms. Chou was the Vice President of Finance at Actions. Prior to joining Actions in November 2006, Ms. Chou served as the Director of Business Development and then Senior Director of Accounting at Semiconductor Manufacturing International Corporation (SMIC), where she was responsible for establishing a U.S. presence, developing new business initiatives, and leading the company’s global accounting team. She also participated in raising US$650 million in private funds and SMIC’s US$1.6 billion NYSE-listed IPO. From 1996 to 2001, Ms. Chou was the Director of Accounting and Planning of Winbond Electronics Corporation U.S. operation. Prior to that, Ms. Chou worked as a financial auditor in Taiwan, Hong Kong, and the United States with Deloitte. Ms. Chou received a Bachelor of Business Administration from National Taiwan University, Master of Accounting from University of Southern California, and Master of Business Administration from University of California at Berkeley. She is also a Certified Public Accountant in Taiwan, the United States, and China.

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

ACTIONS SEMICONDUCTOR CO., LTD.

The aggregate amount of salaries and bonuses paid by us to our directors and executive officers during the year ended December 31, 2009 was approximately US$ 1.0 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

Equity Compensation

On May 21, 2008, options to purchase 770,000 of our American Depositary Shares, representing 4,620,000 of ordinary shares, were granted under our 2007 Equity Performance and Incentive Plan, or the 2007 Plan, to our directors and executive officers. The per share exercise price of the options granted to our directors and executive officers was originally set at $3.30 per ADS, or $0.55 per ordinary share, which was the market price on the date of grant.

These options have two sets of vesting schedule. After the options have fully vested, they will be exercisable for an additional two years. Each option vested will have an effective exercise period of two years. Under the equal vesting schedule, twenty-five percent (25%) of the Shares underlying the option will vest on each anniversary of the grant date provided that the optionee remains in the continuous service of the Company through each such vesting date. Under the graded vesting schedule, fifteen percent (15%) of the Shares on the first anniversary of the grant date, and twenty percent (20%), thirty percent (30%) and thirty-five percent (35%) of the Shares vest on the next three anniversaries of the grant date, respectively, provided that the optionee remains in the continuous service of the Company through each such vesting date.

On February 26, 2009, our board of directors and Compensation Committee offered to our employees, consultants and non-employee directors the opportunity to amend their outstanding stock options to purchase our American Depositary Shares or ordinary shares that were granted on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable). Under this offer, outstanding options with an exercise price of US$3.30 per ADS were exchangeable for an equivalent number of options with an exercise price of US$1.40 per ADS.  Under this offer, the first vesting date under the options was also extended from May 21, 2009, August 4, 2009, or January 21, 2010, as applicable, to May 21, 2010.

On April 17 and November 5, 2009, 100,000 options granted to former director Mr. Chiu Tzu-Yin and Paul Hsiao were forfeited due to their early resignations. On February 3, 2010, certain directors and executive officers, including Messrs. Lee Hsiang-Wei, Yeh Nan-Horng and Chen Hsuan-Wen, surrendered all the options previously granted to them, the underlying shares for which were returned to the pool available for future grants to employees.

Our board of directors and executive officers accepted the offer amended on Febuary 26, 2009. As a result, the table below summarizes the current terms of stock option granted to each director and executive officer as of February 28, 2010.

Name	Position	Number of Shares Subject to Outstanding Options (in ADSs)	Exercise Price	Grant Date	First Vesting Date
Lee, Hsiang-Wei (David)	Director, Chairman of the Board	0	-	-	-
Yeh, Nan-Horng	Director	0	-	-	-
Lin, Yu-Hsin (Casper)	Director	50,000	$1.40	May 21, 2008	May 21, 2010
Chen, Chin-Hsin (Fred)	Director	50,000	$1.40	May 21, 2008	May 21, 2010
Li, Shao Chuan (Shawn)	Director and Chief Technology Officer	100,000	$1.40	May 21, 2008	May 21, 2010
Huang , Jun-Tse (Walter)	Director	0	-	-	-
Pan, I-Ming(Robin)	Director	0	-	-	-
Chen, Hsuan-Wen(Niccolo)	Chief Executive Officer	0	-	-	-
Chou, Pei-Fen (Patricia)	Chief Financial Officer	100,000	$1.40	May 21, 2008	May 21, 2010

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

ACTIONS SEMICONDUCTOR CO., LTD.

2007 Equity Performance and Incentive Plan

In May 2007, our board of directors and shareholders adopted the 2007 Plan, which is intended to attract and retain officers, employees, non-employee directors and consultants for us and our subsidiaries and to provide to such persons incentives to stay with us or our subsidiaries and make superior contributions to us in the future. We have reserved 8 million ADSs upon exercise of awards granted under the 2007 Plan.

Types of Awards. We may grant the following types of awards under our 2007 Plan:

•	Option rights to purchase our ADSs;

•	Restricted shares, which are non-transferable ADSs, that may be subject to forfeiture;

•	Restricted Shares Units, which represent the right to receive our ADSs at a specified date in the future, which may be subject to forfeiture;

Plan Administration. Our board of directors, or our compensation committee (or its subcommittee) designated by our board or directors, will administer the 2007 Plan. A majority of the committee (or subcommittee) will constitute a quorum, and the action of the members of the committee (or subcommittee) present at any meeting at which a quorum is present, or acts unanimously in writing, will be the acts of the committee (or subcommittee).

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

Generally, Nasdaq Marketplace Rule 5635(c) requires each issuer to obtain shareholders' approval of all equity compensation plans (including stock option plans) and material amendments to such plans. However, pursuant to Nasdaq Market Rule 5255(c), we have elected to follow our home country's practices (in this case, being Cayman Islands’ practices) in lieu of the requirements of Nasdaq Marketplace Rule 5635(c). Our home country practices do not require us to obtain a shareholders' approval for amendments to our existing equity incentive plans.

On February 26, 2009, we initiated an offer to amend (the “Offer to Amend”) the terms of the options previously granted to certain of our employees, consultants, and non-employee directors. On March 20, 2009, we completed our Offer to Amend. As a result, options to purchase approximately 7,742,000 shares of our American Depositary Shares, or approximately 99.9% of all eligible options, were tendered for amendment in accordance with the Offer to Amend. The terms of our Offer to Amend can be found in the Form CB filed with the Securities and Exchange Commission on February 26, 2009.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

Our 2007 Plan does not confer upon any participant any right with respect to employment or other service with us or any of our subsidiaries (including, without limitation, continuation of employment), nor does it interfere in any way with any of our rights or the right of any of our subsidiaries would otherwise have to terminate such participant’s employment or other service at any time, with or without cause. The terms of employment of an employee is not affected by the execution of the 2007 Plan. Awards granted under the 2007 Plan do not form a part of the terms of employment of an employee or entitle such employee to take into account awards granted under the 2007 Plan when calculating any compensation or damages upon the termination of such employee’s employment for any reason.

Termination. No grant will be made under this 2007 Plan after January 1, 2020, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

C.          Board Practices

Our board of directors currently consists of seven members. Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominations committee. Mr. Lin, Yu-Hsin Casper, Mr. Chen, Chin-Hsin Fred, Mr. Huang, Jun-Tse Walter and Mr. Pan, I-Ming Robin serve as independent board members on our audit committee, nominations committee and compensation committee. There are no family relationships between any of our executive officers and directors.

The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent auditors. Mr. Lin, Yu-Hsin Casper is the Chairman of the audit committee and an “audit committee financial expert” within the meaning of the Sarbanes-Oxley Act of 2002.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers. Mr. Pan, I-Ming Robin is the Chairman of the compensation committee.

The nominations committee of the board of directors identifies individuals qualified to become members of the board, consistent with criteria approved by the board and selects or recommends that the board select, the director nominees for the next annual shareholders’ meeting and recommends members of the board to the board for committee membership. Mr. Huang, Jun-Tse Walter is the Chairman of the nominations committee.

None of our directors has contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

Our board of directors is divided into three classes, with each class being up for election every third year.  Messrs. Lee and Lin have terms that expire at the 2012 annual general meeting of shareholders, Messrs. Li and Huang have terms that expire at the 2011 annual general meeting of shareholders and Messrs. Yeh, Chen and Pan have terms that expire at the 2010 annual general meeting of shareholders.

D.          Employees

As of December 31, 2007 and 2008, we, including Beijing Actions, which was our 80% owned subsidiary until September 30, 2009, had 560 and 658 full-time employees, respectively. As of December 31, 2009, net of Beijing Actions, we had 624 full-time employees, including 367 dedicated engineers in the research and development department, 95 field application engineers in customer service department, 24 in sales and marketing, 99 in general and administration and 39 in manufacturing and logistics functions. Of these full-time employees, 500 are located in Zhuhai, China, 34 in Shenzhen, China, 84 in Shanghai, China and 6 in Hong Kong. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that the relations between the Company and our employees are healthy.

We adopted an equity incentive plan that is designed to assist us to attract and retain key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards.

ACTIONS SEMICONDUCTOR CO., LTD.

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

On May 6, 2009 and August 3, 2009, the Compensation Committee continued to grant 87,000 and 262,000 options to certain employees.

Among the options granted on August 3, 2009, 60,000 options was granted under an equal vesting schedule of two years in 2012 and 2013 respectively, provided that the optionee remains in the continuous service of the Company and has also met certain performance conditions in 2011 and 2012 respectively.

On February 3, 2010, the Compensation Committee granted 989,000 options to certain employees, 580,000 of which were forfeited by a few of our incumbent directors and executives voluntarily on February 3, 2010, and 409,000 of which had lapsed upon the departure of former employees. Among the options granted on February 3, 2010, 777,500 options were granted under a new vesting schedule in three tranches: thirty percent (30%) of the Shares on the designated date in 2010, thirty percent (30%), and forty percent (40%) of the Shares on the next two anniversary of the designated date respectively, provided that the optionee remains in the continuous service of the Company through each such vesting date. 211,500 options were granted under the graded vesting schedule, fifteen percent (15%) of the Shares on designated date in 2010, twenty percent (20%), thirty percent (30%) and thirty-five percent (35%) of the Shares on the next three anniversary of the designated date respectively, provided that the optionee remains in the continuous service of the Company through each such vesting date.

After the above continuous granting activities, offset by the forfeitures of the Company management, directors and resigned employees, total options outstanding were 7,598,000 as of December 31, 2009.

E.          Share ownership

Our directors and senior management do not own any shares of the Company as of February 28, 2010. For a description of options granted to our directors and executive officers under the 2007 Plan, please see Item 6. Directors, Senior Management and Employees - B. Compensation - Equity Compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

According to the Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2009 by Janus Capital Management LLC (“Janus Capital”), Janus Capital has a direct 89.9% ownership stake in INTECH Investment Management (“INTECH”) and a direct 78.4% ownership stake in Perkins Investment Management LLC (“Perkins”). As a result of its role as investment adviser or sub-adviser to certain managed portfolios managed by Janus Capital, INTECH and/or Perkins, Janus Capital may be deemed to be the beneficial owner of 4,683,325 ADSs, or approximately 5.5% of our outstanding shares, as of February 17, 2009. We do not have further information with respect to Janus Capital, INTECH or Perkin’s ownership in us subsequent to the Schedule 13G/A filed by Janus Capital on February 17, 2009. Janus Capital does not have different voting rights than those of our other shareholders.

    Based on our Register of Members, as of December 31, 2009, Rising Dragon Group Limited held 3,840,000 of our ADSs, or approximately 5.1% of our outstanding shares and Starlink Development Limited held 3,912,117 of our ADSs, or approximately 5.2% of our outstanding shares.

As of March 31, 2010, there were five registered holders of 52,133,849 of our American Depositary Shares in the United States, consisting of approximately 60.62% of our outstanding ordinary shares.

ACTIONS SEMICONDUCTOR CO., LTD.

B.          Related Party Transactions

Details of the ownership by our employees of our ordinary shares as of March 31, 2010 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Fairly Consultants Limited (1)	Wu, Zhang Liang	3,281,036	0.73%

(1)	Fairly Consultants Limited has twenty shareholders, thirteen of whom are employees.

We have been notified by the shareholder named in the table above that its director has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it.

ACTIONS SEMICONDUCTOR CO., LTD.

Transactions with GMI Technology

During the year ended December 31, 2007, 2008 and 2009, we sold products to GMI Technology amounting to US$13.7 million, US$24.4 million and US$12.4 million, respectively. The president of GMI Technology is the elder brother of Mr. Yeh, Nan-Horng, one of our directors.

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

Legal Proceedings

On August 17, 2006, two of our former advisors filed a complaint in the U.S. District Court for the Southern District of California against the Company and its subsidiary Actions Mauritius, seeking compensatory damages for services rendered. On April 7, 2008, the Company and its subsidiary filed a motion to dismiss the complaint on the grounds that it is not subject to personal jurisdiction in California and that the Peoples’ Republic of China would be the more appropriate forum for this litigation.

On January 30, 2009, the motion was granted and a judgment of dismissal was entered in favor of the Company and Actions Mauritius on February 4, 2009. Plaintiffs have appealed the dismissal to the United States Court of Appeals for the Ninth Circuit and that appeal is currently pending. The parties have completed their briefings on September 21, 2009, and no date has been set for oral argument yet.

We do not believe this dispute will have any material impact on our financial conditions or results of operation.

ACTIONS SEMICONDUCTOR CO., LTD.

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

Our ability to pay dividends depends substantially on the payment of dividends to us by Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen). Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) may pay dividends only out of their accumulated distributable profits, if any, determined in accordance with their articles of association, and the accounting standards and regulations in China. In addition, each of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

Our subsidiary Actions Semiconductor (Mauritius) declared a special dividend in June 2005 in the amount of US$20 million, which was paid in July 2005. We will not use this dividend distribution as a reference or basis to determine the amount of future dividends, if any. Any future dividends will be paid in accordance with our policy described above.

B.          Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.          Offer and Listing Details

Our ADSs have been quoted on The NASDAQ Global Market under the symbol ACTS since November 30, 2005. Each ADS represents six ordinary shares. On April 26, 2010, the last reported sale price of our ADSs on the Nasdaq Global Market was US$2.4. As of April 26, 2010, there were five registered holders and 3619 beneficial holders of ADSs on our record.

The table below sets forth, for the periods indicated, the highest and lowest closing prices and the average daily volume of trading activities on the NASDAQ Global Market for our ordinary shares represented by ADSs.

			Average Daily
	High	Low	Trading Volume

2005	9.25	7.08	212,164

2006	12.24	6.55	226,776

2007	8.50	3.98	399,942

2008	4.40	1.35	183,498

2009	2.90	1.34	156,325

First Quarter	1.81	1.34	271,272

Second Quarter	2.30	1.56	107,810

Third Quarter	2.90	1.92	130,820

Fourth Quarter	2.80	2.15	120,030

October	2.80	2.20	125,264

November	2.54	2.15	117,725

December	2.55	2.25	116,891
2010
First Quarter	2.54	2.07	70,730

January	2.54	2.36	82,537

February	2.49	2.07	84,695

March	2.48	2.21	49,439

April (through April 26, 2010)	2.41	2.29	82,790

ACTIONS SEMICONDUCTOR CO., LTD.

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ADSs are listed on the Nasdaq Global Market under the symbol “ACTS”.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expense of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.          Share Capital

As of March 31, 2010, our authorized share capital consisted of 2.0 billion shares, par value 0.000001 per share, and there were 516.0 million ordinary shares issued and outstanding, including 65.4 million ordinary shares underlying the American Depositary Shares that we repurchased during 2007, 2008 and 2009. All of our issued and outstanding shares are fully paid and non-assessable.

B.          Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. According to our memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

The following are summaries of material terms and provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. These summaries are not complete, and you should read the forms of our memorandum and articles of association, which was filed as exhibits to our registration statement on Form F-1.

ACTIONS SEMICONDUCTOR CO., LTD.

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

Our shareholders may by special resolution at any time remove any director for negligence or other reasonable cause before the expiration of his period of office notwithstanding anything in the articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Any person so elected will hold office during such term only as the director in whose place he is elected would have held the same if he had not been removed. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy resulting from death, resignation, retirement, disqualification, removal from office or any other reason, but so that the total number of directors (exclusive of alternate directors) must not at any time exceed the number fixed in accordance with the articles of association.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

C.          Material Contracts

For a summary of the material terms of our 2007 Equity Performance and Incentive Plan, see Item 6.  Directors, Senior Management and Employees – B. Compensation – 2007 Equity Performance and Incentive Plan.
   For a summary of the material terms of the Auction Confirmation Letter Relating to Land Use Rights dated March 19, 2010 issued by Shanghai Real Property Transaction Center, see Item 4. Information of the Company – D. Property, Plants and Equipment.

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

Within China, unless otherwise approved, all payments must be made in Renminbi. Pursuant to the new amended regulation, Chinese companies may repatriate foreign currency payments received from abroad into China or retain them abroad, the conditions and terms thereof shall be provided by SAFE, in accordance with the Balance of Payments and the need of foreign currency administration .Foreign invested enterprises, such as Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

ACTIONS SEMICONDUCTOR CO., LTD.

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

We have obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from August 9, 2005, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

PRC Tax

If we declare dividends to our ordinary share and ADS holders from income originated from our PRC subsidiaries, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the EIT Law and be subject to a 10% withholding tax.  Accordingly, we may be required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC shareholders and ADS holders. Please see “Item 3.D. Risk Factors – Risks Relating to Doing Business in China – Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws.”

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

ACTIONS SEMICONDUCTOR CO., LTD.

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

We believe we will be classified as a PFIC, for U.S. federal income tax purposes, for calendar year 2010 and in future years. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs.

Assuming we are classified as a PFIC for 2010 or in any other future taxable year, you would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ordinary shares or ADSs and (ii) any “excess distribution” paid on ordinary shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become a PFIC.

ACTIONS SEMICONDUCTOR CO., LTD.

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

ACTIONS SEMICONDUCTOR CO., LTD.

I.          Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk.

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and other financial institutions.  In 2007 , 2008 and 2009, the rate of return on cash deposits was 3.2% , 4.7% and 4.3%, respectively. However, in light of the global financial and economic downturn, interest rates for cash deposits have generally been reduced and may be further reduced. For example, China’s central bank has cut interest rates several times since the second half of 2008 and kept them in a low level since then. As of December 31, 2009, the one-year Renminbi deposit rate was 2.25% in China, compared with 4.14% and 2.25% as of December 31, 2007 and 2008 respectively. If global economic and market conditions remain uncertain or deteriorate further, decreased interest rates might adversely affect out interest income and further impact our net income.

We have not used derivative financial instruments in our investment portfolio to hedge interest rate risks or otherwise. Interest-earning instruments carry a degree of interest rate risk. However, historically we have not been exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with the changes in interest rates.

Foreign Exchange Risk.

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially majority of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. Due to the potential substantial volatility of currency exchange rates caused by the unprecedented turmoil in the global financial market, we cannot predict the effect of exchange rate fluctuations upon our financial statements and future operating results, especially with our current business focus of exports toward global markets, which are exposed to foreign exchange risks. Generally, if the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may be partially offset by the fact that we also incur substantial expenses and liabilities in foreign currencies. We believe that the potential loss that would result from an increase or decrease in the exchange rate may have an adverse impact on us. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it was reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China by 0.5% each day since May 21, 2007. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2009 which was used in preparing our audited financial statements as of and for the year ended December 31, 2009, our net asset value, as presented in U.S. dollars, would have been reduced by US$1.7 and US$8.0 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$1.7 and US$8.8 million, respectively.

After a significant appreciation of Renminbi against US dollar in 2007 and 2008, the exchange rate between Renminbi and US dollar stabilized during the financial downturn in 2009.  However, the exchange rates between Taiwan dollar and US dollar fluctuated significantly in the second half of 2008 and 2009, when we held around US$20M in Taiwan dollar after withdrawing an investment in Taiwan.  We have experienced foreign exchange gains of US$5.6 and US$1.2 million in 2007 and 2008 respectively, whereas an exchange loss of US$ 0.7 million in 2009. In addition, we have recognized foreign currency translation adjustments of approximately US$ 5.2, US$ 11.0 and US$0.5 million in 2007, 2008 and 2009, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

ACTIONS SEMICONDUCTOR CO., LTD.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

JPMorgan Chase Bank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary may charge each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions, and each person surrendering ADSs for withdrawal of deposited securities, US$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered. The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge.

The following additional charges shall be incurred by the holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

(i) to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement,

(ii) to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of US$1.50 per ADR or ADRs for certain transfers made,

(iii) a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were our ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to holders entitled thereto,

(iv) to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of US$0.02 per ADS (or portion thereof) per year for the services performed by the depositary in administering the depositary receipt program (which fee shall be assessed against holders as of the record date or dates set by the depositary not more than once each calendar year and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions), and

(v) such fees and expenses as are incurred by the depositary (including without limitation expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation.

Registered holders of ADSs must pay any tax or other governmental charge payable by the custodian or the depositary on any ADSs, deposited security or distribution.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary, except:

(i) stock transfer or other taxes and other governmental charges (which are payable by holders or persons depositing shares),

(ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADRs or deposited securities (which are payable by such persons or holders),

(iii) transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities),

(iv) expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency), and

(v) any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of the shares or other deposited securities (which charge shall be assessed against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions). Such charges may at any time and from time to time be changed by agreement between us and the depositary .

ACTIONS SEMICONDUCTOR CO., LTD.

Fees and Other Payments Made by the Depositary to Us

In 2009, we received from our depositary, JPMorgan Chase Bank, N.A., a reimbursement of approximately US$619,642 for our expenses incurred partially in 2008 and mainly in 2009 in connection with our ADR and investor relations programs, including legal fees, accounting and audit fees, expenses related to investor relations, ADS-related financial advertising and public relations, and other expenses related to our ongoing compliance with Nasdaq and SEC rules and regulations, itemized as follows:

Item	US$
Reimbursement for accounting and audit fees	295,450
Reimbursement for legal fees	189,287
Reimbursement for expenses related to investor relations	84,517
Reimbursement for ADS-related financial advertising and public relations	20,568
Reimbursement for other expenses	29,820
Total	619,642

Meanwhile we were charged by JPMorgan Chase Bank, N.A. in the amount of US$20,656 related to the maintenance of the ADR program, database subscription fees and other services.

The depositary has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from ADS holders.

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

ACTIONS SEMICONDUCTOR CO., LTD.

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2009.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of December 31, 2009, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2009 is effective.

Changes in Internal Control Over Financial Reporting. During 2009, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm with a report to the shareholders and the Board of Directors of the Company included herein:

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Lin, Yu-Hsin Casper, the chairman of our Audit Committee and an independent, non-executive director, is an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our directors, officers and employees. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any director, officer or employee of our company or any of our subsidiaries.

A copy of our Code of Ethics is available at our website at www.action-semi.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2008, and 2009.

	For the year ended December 31,
	2008		%	2009		%
	(thousands)			(thousands)
Audit Fees	US$	700	99.7%	US$	490	99.6%
Tax Fees		2	0.3%		2	0.4%
Audit Related Fees	Nil		-	Nil		-
All Other Fees	Nil		-	Nil		-
Total	US$	702	100.0%	US$	492	100.0%

ACTIONS SEMICONDUCTOR CO., LTD.

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

All other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2008 and 2009, respectively.

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

The following table sets forth our share repurchase activities as of March 31, 2010

Period	Total Number of ADSs purchased	Average Price Paid per ADS		Total Number of Shares Purchased	Maximum Number of Shares that May Yet Be Purchased
2007	1,303,647	US$	5.09	1,303,647	6,696,353
2008	3,779,374		2.46	5,083,021	2,916,979
2009	5,823,033		1.72	10,906,054	9,093,946
January	3,346,036		1.42	8,429,057	11,570,943
February	489,540		1.50	8,918,597	11,081,403
March	-		-	8,918,597	11,081,403
April	-		-	8,918,597	11,081,403
May	139,086		1.95	9,057,683	10,942,317
June	244,529		2.05	9,302,212	10,697,788
July	173,611		2.08	9,475,823	10,524,177
August	97,697		2.40	9,573,520	10,426,480
September	181,158		2.33	9,754,678	10,245,322
October	52,311		2.41	9,806,989	10,193,011
November	607,215		2.41	10,414,204	9,585,796
December	491,850		2.39	10,906,054	9,093,946
2010
January	467,747		2.44	11,373,801	8,626,199
February	315,182		2.30	11,688,983	8,311,017
March	308,861		2.34	11,997,844	8,002,156

ACTIONS SEMICONDUCTOR CO., LTD.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Generally, Nasdaq Marketplace Rule 5635(c) requires each issuer to obtain shareholders' approval of all equity compensation plans (including stock option plans) and material amendments to such plans. However, pursuant to Nasdaq Market Rule5255(c), we have elected to follow our home country's practices (in this case, being Cayman Islands’ practices) in lieu of the requirements of Nasdaq Marketplace Rule 5635(c). Our home country practices do not require us to obtain a shareholders' approval for amendments to our existing equity incentive plans.

On February 26, 2009, we initiated an offer to amend the terms of the options previously granted to certain of our employees, consultants, and non-employee directors (the “Offer to Amend”). On March 20, 2009, we completed our Offer to Amend. As a result options to purchase approximately 7,742,000 shares of our ADSs, or approximately 99.9% of all eligible options, were tendered for amendment in accordance with the Offer to Amend. The terms of our Offer to Amend can be found in the Form CB filed with the Securities and Exchange Commission on February 26, 2009.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Financial statements of Mavrix Technology Inc. will be filed by an amendment to this Annual Report on Form 20-F no later than June 30, 2010, in accordance with Rule 3-09 of Regulation S-X.

ITEM 18. FINANCIAL STATEMENTS

(a) The following information attached hereto starting from page F-2 are hereby incorporated by reference:

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets as of December 31, 2008 and 2009	F - 5

Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009	F - 6

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009	F - 7

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009	F - 8

Notes to the Consolidated Financial Statements	F - 10

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009	F - 36

(b) Financial statements of Mavrix Technology Inc., as required by Rule 3-09 of Regulation S-X, will be filed by an amendment to this Annual Report on Form 20-F no later than June 30, 2010.

ITEM 19. EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

ACTIONS SEMICONDUCTOR CO., LTD.

(b)	Exhibits to this Annual Report:

1.1	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 4.1 of Form S-8 (File No. 333-152490) filed with the Securities and Exchange Commission on July 24, 2008)

1.2	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 4.2 of Form S-8 (File No. 333-152490) filed with the Securities and Exchange Commission on July 24, 2008)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of Form F-1 (File No. 333-129208) filed with the Securities and Exchange Commission on October 24, 2005)

2.2
Form of Deposit Agreement among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) of Form F-6 (File No. 333-129375) filed with the Securities and Exchange Commission on November 2, 2005)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit (a)(2) of Form F-6 (File No. 333-152447) filed with the Securities and Exchange Commission on July 22, 2008)

4.1	Amended and Restated 2007 Equity Performance and Incentive Plan

4.2
English Summary of Auction Confirmation Letter Relating to Land Use Rights for Land Located in Zhangjiang, Shanghai, dated as of March 19, 2010, between Actions Technology (Shanghai) Co., Ltd. and Shanghai Real Property Transaction Center

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code..

99.1	Consent of Independent Registered Public Accounting Firm

ACTIONS SEMICONDUCTOR CO., LTD.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ PEI-FEN (PATRICIA) CHOU
Name:	Pei-Fen (Patricia) Chou
Title:	Chief Financial Officer

Date: April 30, 2010

ACTIONS SEMICONDUCTOR CO., LTD.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

	CONTENTS	PAGE(S)

	Report of Independent Registered Public Accounting Firm	F - 2

	Consolidated Balance Sheets as of December 31, 2008 and 2009	F - 5

Consolidated Statements of Operations for the years ended
	December 31, 2007, 2008 and 2009	F - 6

Consolidated Statements of Equity and Comprehensive Income
	for the years ended December 31, 2007, 2008 and 2009	F - 7

Consolidated Statements of Cash Flows for the years ended
	December 31, 2007, 2008 and 2009	F - 8

	Notes to the Consolidated Financial Statements	F - 10

Schedule 1 -	Actions Semiconductor Co., Ltd. - condensed financial information	F - 36
as of December 31, 2008 and 2009 and for the years ended
December 31, 2007, 2008 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009.  Our audits also included the financial statement schedules included in Schedule 1.  These consolidated financial statements and the financial statement schedules are the responsibility of the Group's management.  Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2010, expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu
Hong Kong
April 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. (the "Company") and its subsidiaries (collectively referred to as the "Group") as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD. - continued

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2009 of the Group and our report dated April 30, 2010 expressed an unqualified opinion on those financial statements and financial statement schedules.

Deloitte Touche Tohmatsu
Hong Kong
April 30, 2010

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	$45,435	$87,706
Time deposits	61	62
Restricted cash	440	-
Marketable securities	201,151	139,984
Trading securities	19,299	-
Accounts receivable, net	2,435	1,891
Amount due from a related party	1,497	530
Amount due from an equity method investee	-	492
Notes receivable	74	-
Inventories	8,720	4,501
Prepaid expenses and other current assets	1,532	1,258
Deferred tax assets	686	371
Total current assets	281,330	236,795
Investment in equity method investees	4,142	1,577
Other investments ($196 and $420 carried at fair value as of December 31, 2008 and 2009, respectively)	7,044	3,258
Marketable securities	-	23,773
Rental deposits	39	46
Property, plant and equipment, net	7,144	14,437
Land use right	1,580	1,546
Acquired intangible assets, net	4,197	3,625
Deposit paid for acquisition of property, plant and equipment	403	-
Deferred tax assets	206	149
TOTAL ASSETS	$306,085	285,206
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$4,050	$2,355
Accrued expenses and other current liabilities	6,846	4,626
Other liabilities	1,818	2,124
Loan from non-controlling interest	1,500	-
Income tax payable	221	129
Deferred tax liabilities	480	284
Total current liabilities	14,915	9,518
Other liabilities	249	319
Deferred tax liabilities	1,750	2,058
Total liabilities	16,914	11,895
Commitments and contingencies (Note 17)

Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 450,563,676 (2008: 485,501,874) shares issued and outstanding	$1	$1
Additional paid-in capital	36,606	31,423
Accumulated other comprehensive income	20,483	20,239
Retained earnings	232,046	221,648
Total Actions Semiconductor Co. Ltd. shareholders' equity	289,136	273,311
Non-controlling interest	35	-
Total equity	289,171	273,311
TOTAL LIABILITIES AND EQUITY	$306,085	$285,206

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2007	2008	2009
Revenues:
Third-parties:
System-on-a chip products	102,626	70,528	31,482
Semiconductor product testing services	-	214	203
	102,626	70,742	31,685
Related-parties:
System-on-a chip products	13,694	24,388	12,455
Semiconductor product testing services	308	-	-
	14,002	24,388	12,455
Total revenues	116,628	95,130	44,140

Cost of revenue:
Third-parties:
System-on-a chip products	(56,687)	(35,090)	(21,322)
Semiconductor product testing services	-	(177)	(117)
	(56,687)	(35,267)	(21,439)
Related parties:
System-on-a-chip products	(231)	(12,158)	(8,771)
Total cost of revenues	(56,918)	(47,425)	(30,210)
Gross profit	59,710	47,705	13,930
Other operating income	392	797	918
Gain on deemed disposal	-	-	1,736
Operating expenses:
Research and development	(12,381)	(19,477)	(19,295)
General and administrative	(10,485)	(10,399)	(8,812)
Selling and marketing	(1,880)	(1,694)	(1,115)
Total operating expenses	(24,746)	(31,570)	(29,222)
Income (loss) from operations:	35,356	16,932	(12,638)
Other income (loss)	11,570	1,213	(654)
Dividend income	-	20	440
Fair value change in trading securities	-	92	40
Interest income	7,162	11,912	10,977
Interest expense	(82)	(4)	(57)
Other-than-temporary impairment loss on investments	-	-	(7,407)
Income (loss) before income taxes, equity in net loss of equity method investees and noncontrolling interest	54,006	30,165	(9,299)
Income taxes expense	(2,202)	(3,632)	(537)
Equity in net loss of equity method investees	(383)	(576)	(826)
Net income (loss)	51,421	25,957	(10,662)
Add: Net loss attributable to noncontrolling interest	220	166	264
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	$51,641	$26,123	$(10,398)
Net income (loss) per share: Basic and diluted
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$0.101	$0.052	$(0.023)
Weighted-average shares outstanding used in computation:
Basic and diluted	513,588,069	501,763,805	460,812,477

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share data)

	Attributable to the shareholders of the Actions Semiconductor Co., Ltd.
				Accumulated
				other			Non
	Ordinary shares		Additional	comprehensive	Retained		controlling		Comprehensive
	Number	Amount	paid-in capital	income	earnings	Total	interest	Total	income (loss)

Balance at January 1, 2007	516,000,000	$1	$50,341	$4,396	$154,282	$209,020	$486	$209,506	$-

Repurchase of ordinary shares	(7,821,882)	-	(6,662)	-	-	(6,662)	-	(6,662)	-
Foreign currency translation adjustments	-	-	-	5,231	-	5,231	(62)	5,169	5,231
Unrealized gains on other investments	-	-	-	1	-	1	-	1	1
Net income (loss)	-	-	-	-	51,641	51,641	(220)	51,421	51,641
Balance at December 31, 2007	508,178,118	$1	$43,679	$9,628	$205,923	$259,231	$204	$259,435	$56,873
Repurchase of ordinary shares	(22,676,244)	-	(9,368)	-	-	(9,368)	-	(9,368)	-
Share-based compensation	-	-	2,295	-	-	2,295	-	2,295	-
Foreign currency translation adjustments	-	-	-	10,951	-	10,951	(3)	10,948	10,951
Unrealized loss on other investments	-	-	-	(96)	-	(96)	-	(96)	(96)
Net income (loss)	-	-	-	-	26,123	26,123	(166)	25,957	26,123
Balance at December 31, 2008	485,501,874	$1	$36,606	$20,483	$232,046	$289,136	$35	$289,171	$36,978
Repurchase of ordinary shares	(34,938,198)	-	(10,130)	-	-	(10,130)	-	(10,130)	-
Share-based compensation	-	-	4,006	-	-	4,006	-	4,006	-
Foreign currency translation adjustments	-	-	-	(509)	-	(509)	-	(509)	(509)
Change in Company's ownership interest in subsidiary	-	-	941	-	-	941	229	1,170	-
Unrealized loss on other investments	-	-	-	265	-	265	-	265	265
Net loss	-	-	-	-	(10,398)	(10,398)	(264)	(10,662)	(10,398)
Balance at December 31, 2009	450,563,676	$1	$31,423	$20,239	$221,648	$273,311	$-	$273,311	$(10,642)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2007	2008	2009
Operating activities:
Net income (loss)	$51,421	$25,957	$(10,662)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	1,563	2,047	2,073
Allowance for doubtful accounts receivable	282	496	(56)
Land use right	31	38	34
Amortization of acquired intangible assets	2,349	3,232	2,833
Utilization of subsidy from local authorities of Beijing and Zhuhai the People's Republic of China (the "PRC")	(10)	(602)	(226)
Write down of inventories	538	901	294
Loss (gain) on disposal of property, plant and equipment	320	70	(5)
Gain on disposal of intangible assets	(18)	-	-
Fair value change in trading securities	-	(92)	(40)
Gain on disposal of other investments	-	(6)	-
Share-based compensation	-	2,295	4,006
Deferred tax	(77)	2,083	484
Equity in net loss of equity method investees	383	576	826
Gain on deemed disposal	-	-	(1,736)
Other-than-temporary impairment loss on investments	-	-	7,407
Changes in operating assets and liabilities:
Proceeds from disposal of trading securities	-	17,111	30,649
Purchase of trading securities	-	(36,318)	(11,310)
Accounts receivable	474	2,169	(1,305)
Amounts due from a related party	(943)	(554)	967
Notes receivable	1,828	315	74
Inventories	(6,170)	3,611	3,152
Prepaid expenses and other current assets	4,289	1,601	(526)
Amount due from an equity method investee	-	52	(492)
Accounts payable	(4,023)	(8,999)	(301)
Accrued expenses and other current liabilities	(3,839)	(5,522)	1,597
Income tax payable	(1,557)	(576)	(93)
Rental deposit (paid) refunded	(25)	45	(7)
Net cash provided by operating activities	46,816	9,930	27,637
Investing activities:
Investment in equity method investees	(2,281)	(3,000)	(1,500)
Proceeds from the disposal of other investments	-	-	44
Purchase of other investments	(3,831)	(2,215)	-
Proceeds from disposal of property, plant and equipment	39	18	30
Proceeds from disposal of intangible assets	64	-	-
Increase in deposit paid for acquisition of property, plant and equipment	-	(368)	(1,733)
Proceeds from redemption of marketable securities	-	-	91,066
Purchase of marketable securities	(141,108)	(25,575)	(53,833)
Purchase of property, plant and equipment	(2,586)	(2,429)	(6,613)
Purchase of intangible assets	(4,241)	(1,194)	(3,074)
(Increase) decrease in restricted cash	(1,626)	1,389	440
Decrease in time deposits	44,423	2,691	7
Cash outflow from disposal of subsidiary, net of cash equivalent disposed	-	-	(2,707)
Net cash (used in) provided by investing activities	(111,147)	(30,683)	22,127

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars)

	Year ended December 31,
	2007	2008	2009

Financing activities:
Proceeds from short-term bank loans	1,431	-	-
Repayment of short-term bank loans	-	(1,580)	(2)
Proceeds from loan from non-controlling interest	-	1,500	-
Advance subsidy from local authorities of Beijing and Zhuhai, the PRC	830	1,025	750
Repurchase of ordinary shares	(6,662)	(9,368)	(10,130)
Repayment of amounts due to shareholders	(10)	-	-
Proceeds on issue of shares of subsidiary	-	-	1,885
Net cash used in financing activities	(4,411)	(8,423)	(7,497)
Net (decrease) increase in cash and cash equivalents	(68,742)	(29,176)	42,267

Cash and cash equivalents at the beginning of the year	137,778	72,054	45,435

Effect of exchange rate changes on cash	3,018	2,557	4
Cash and cash equivalents at the end of the year	$72,054	$45,435	$87,706
Supplemental cash flow information:

Cash paid during the period for:
Interest	$(82)	$(4)	$(59)
Income taxes	$(3,785)	$(2,110)	$(144)
Non-cash investing activities
Purchases of intangible assets	$(1,379)	$(1,071)	$(161)

Purchase of property, plant and equipment	$-	$-	$(928)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009

(In thousands of U.S. dollars, except share and per share data, share related data and unless otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd ("Actions Semiconductor Cayman Islands" or "the Company") is a holding company incorporated in the Cayman Islands on July 27, 2005.

At December 31, 2009, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Mauritius")	Republic of Mauritius ("Mauritius") November 16, 2001	100%	Investment holding

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Zhuhai")	PRC November 17, 2001	100%	Design and manu- facture of system-on-a-chip products

Shanghai Actions Semiconductor Co., Ltd. ("Actions Semiconductor Shanghai ")	PRC March 27, 2008	100%	Design and manu- facture of system-on-a-chip products

Actions Enterprise (HK) Co., Ltd.	Hong Kong September 6, 2007	100%	Investment holding

Actions Technology (HK) Company Limited ("Actions Hong Kong")	Hong Kong January 13, 1999	100%	Trading of system-on-a-chip products

Actions Technology (Shanghai) Co., Ltd. ("Actions Technology Shanghai")	PRC August 20, 2009	100%	Inactive

Actions Microelectronics Co., Ltd.	Hong Kong August 17, 2007	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics (HK) Co., Limited	Hong Kong January 16, 2006	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics Co., Ltd. ("Artek Microelectronics Shenzhen")	PRC March 14, 2006	100%	Design and manu- facture of system-on-a-chip products

Actions Capital Investment Inc.	The BVI February 10, 2006	100%	Investment holding

Actions Capital Investment (Malaysia) Inc. Co., Ltd. ("Actions Malaysia ")	Republic of Malaysia January 13, 2009	100%	Inactive

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Noncontrolling interest

Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the FASB regarding noncontrolling interests in consolidated financial statements.  The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements.  The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid interest-earning deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased, and are readily convertible to known amount of cash.

Time deposits

Time deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

Restricted cash

Restricted cash at December 31, 2008 represented a bank deposit in respect to construction of a building in Zhuhai, PRC, which was subsequently paid to construction workers.  No cash or bank deposit is restricted for use as of December 31, 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Marketable securities

Marketable securities are highly liquid investments purchased by the Group from banks or independent financial institutions in the PRC.  Those investments mainly include money market deposits and trust financial products of which the underlying assets are debt securities with market based interest rates that have maturities anywhere between three to twenty-four months when purchased.

Marketable securities are classified as held to maturity as the Group has the positive intent and ability to hold the securities to maturity.  All of the Group's held-to-maturity securities are stated at amortized cost.

Trust financial products are investments in individual funds or in pools of funds held by financial institutions, who in turn use the funds raised to independently manage a pool of various assets of which the underlying investments are debt instruments.  Such investments carry market based interest rates and have maturities anywhere between three to twenty-four months.

Trading securities

The Group's trading securities comprised investments in publicly traded mutual funds in Taiwan.  The investments are reported at fair value and its unrealized gains/losses are included in earnings.  An unrealized gain of $56 had been recognized as of December 31, 2008.  All trading securities had been disposed during 2009 and no trading securities are held as of December 31, 2009.

Notes receivable

Notes receivable represent bank acceptance drafts that are arranged by customers to settle their accounts payable to the Group.  The notes receivable are non-interest bearing and are typically due within 180 days or less.  The notes receivable outstanding at December 31, 2008, was subsequently settled during year 2009.  No notes receivable are held as of December 31, 2009.

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

Other investments

Other investments comprise investments in equity securities and are classified as available-for-sale securities. Investments that have readily determinable fair values are reported at fair value and unrealized gains and losses are excluded from earnings and reported in a separate component of shareholder's equity. Equity securities that do not have readily determinable market values are carried at cost. Fair values of equity securities carried at cost are estimated if there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

Property, plant and equipment and land use right

Property, plant and equipment, net are carried at cost less accumulated depreciation.  Cost includes professional fees and, for assets constructed by the Group, any related works to the extent that these are directly attributable to the construction of the asset.  Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.  Gains and losses on disposal of property, plant and equipment and land use right are included in the consolidated statement of operations.

Depreciation rates computed using the straight-line method are as follows:

Buildings	20 years
Leasehold improvements	Shorter of lease term or 3 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Plant and machinery	3 to 5 years

All land in the PRC is owned by the government.  According to PRC law, the government may sell the right to use of the land for a specified period of time.  Thus, all of the Group's land, which were all purchased in the PRC, are considered to be prepaid leasehold land and classified as land use right.  These are expensed on a straight-line basis over the respective term of the right to use the land.  Expense for years ended December 31, 2007, 2008 and 2009 were $31, $38 and $34 respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets comprising purchased software and technology licenses are amortized on a straight-line basis over their expected useful economic lives, which range between two and ten years.

Impairment of long-lived assets

The Group reviews its long-lived assets including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss by which the carrying value of the assets exceeds their recoverable amount.  The recoverable amount is based on the fair value of the assets.

Purchase of ordinary shares

The Group's stock is acquired for purposes other than retirement, the cost of acquired stock is shown separately as a deduction from the total of capital stock, capital surplus, and retained earnings.

Revenue recognition

The Group's revenues are primarily derived from sale of SoC products and their total system solutions. The Group recognizes revenue based on firm customer orders with fixed terms and conditions, including price net of discount and commission, if any. The Group recognizes revenue when delivery has occurred and collectability is determined to be reasonably assured. The Group also provides semiconductor product testing, and revenue is recognized when the services are rendered. The Group does not provide its customers with any price protection and only provides the right of return for defective goods in connection with its warranty policy. The costs of the Group's warranty policy to-date are insignificant.

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC governments in Zhuhai by Actions Semiconductor Zhuhai and in Beijing by Beijing Actions. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been met.  Cash subsidies recognized as income were $10, $602 and $226 for the years ended December 31, 2007, 2008 and 2009, respectively.

Advance subsidies received from the government have been recorded in other liabilities.  The advance subsidies are repayable unless the conditions attached to the grant use satisfied, the respective subsidies will be recognized as other income (see note 11 for additional details).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes

The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, tax loss carry forwards, and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Effective January 1, 2007, the Group adopted the Financial Accounting Standard Board ("FASB") Accounting Standards Codification (ASC) 740 "Income Taxes" (formerly Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48")), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements.  The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  There is no material impact of FIN 48 on the Group's consolidated financial statements.

Advertising costs

Advertising costs are expensed as incurred and are included in general and administrative expense, and selling and marketing expenses based on the purpose of expenditure. Advertising related to products is categorized as selling and marketing expenses, and others to company propaganda as general and administrative expense.  Total advertising expenses were approximately $414, $142 and $98 for the years ended December 31, 2007, 2008 and 2009 respectively.

Comprehensive income

Accumulated other comprehensive income include unrealized gains on other investments and foreign currency translation adjustments and is reported as a separate component in the statement of equity and comprehensive income.

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

The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, are translated into U.S. dollar.  All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date, and all income and expense items are translated at the average rates of exchange over the year.  All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments

Fair values of cash and cash equivalents, time deposits, restricted cash, marketable securities, accounts receivable, amount due from a related party, amount due from an equity method investee, notes receivable, accounts payable, and accrued expenses approximate their carrying amounts due to their short-term maturities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, marketable securities, trading securities, accounts receivable, amount due from a related party, amount due from an equity method investee, and notes receivable.  The Group places its cash and cash equivalents, time deposits, restricted cash, marketable securities and trading securities with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers.  Since the financial crisis in late 2008, the Group has required collaterals, e.g., promissory notes endorsed by a customer’s chairman, to back up a significant increase of that customer’s line of credit.  The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.  For the years ended December 31, 2007, 2008 and 2009, allowance for doubtful accounts of $282, $496 and $(56) was recorded by the Group respectively.

Movements in allowances for doubtful accounts receivable are as follows:

Year ended	Beginning	Charged (credit)	Closing
December 31	balance	to expense	balance

2008	$282	$496	$778

2009	$778	$ (56)	$722

Net income (loss) per share

Basic net income (loss) attributable to Actions Semiconductor Co., Ltd. per share is computed by dividing net income attributable to Actions Semiconductor Co., Ltd. by the weighted average number of ordinary shares outstanding during the year.  Diluted net income (loss) attributable to Actions Semiconductor Co., Ltd. per share gives effect to all dilutive potential common shares outstanding during the year.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

For the year ended December 31, 2008 the compensation cost of $112, $1,394, $662 and $127 have been included as cost of revenue, research and development expenses, general and administrative expenses, and selling and marketing expenses, respectively.

For the year ended December 31, 2009 the compensation cost of $2,475, $1,335 and $196 have been included as research and development expenses, general and administrative expenses, and selling and marketing expenses, respectively.

Recently issued accounting pronouncements

In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements.  This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available.  This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements.  The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted.  The adoption of this ASU is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

In September 2009, the FASB published FASB ASU No. 2009-12, Fair Value Measurements and Disclosures (Topic 820) - Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  ASU 2009-12 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, to permit a reporting entity to measure the fair value of certain investments on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of Topic 946 - Financial Services - Investment Companies, as of the reporting entity's measurement date.  It also requires new disclosures, by major category of investments, about the attributes includes of investments within the scope of this amendment to the ASC.  The provisions of ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. Early application is permitted.  The adoption of this ASU is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements - continued

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements.  The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required.  ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010.  Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes.   The Group does not expect the adoption of this ASU to have a material impact on the Group's consolidated financial statements.

3.	INVENTORIES

Inventories consisted of the following:

	At December 31,
	2008	2009

Raw materials	$1,319	$2,589
Work in progress	425	235
Finished goods	6,976	1,677
	$8,720	$4,501

Slow moving inventories amounting to $538, $901 and $294 were written down for the year ended December 31, 2007, 2008 and 2009, respectively.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2008	2009

Prepaid expenses	$448	$223
Value added tax refundable	778	686
Others	306	349
	$1,532	$1,258

5.	INVESTMENT IN EQUITY METHOD INVESTEES

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

In 2009, the Group recorded an other-than-temporary impairment loss of $3,397 (note 14) related to the investment in Mavrix, as a result, the net carrying amount of this investment is written down to nil as at December 31, 2009.

Actions Microelectronics Co., Ltd (Beijing) ("Beijing Actions")

Beijing Actions is a private company which design and manufactures SoC products for portable media players and digital photoframe.

As of December 31, 2008, Beijing Actions was an 80% owned subsidiary of the Group.  As part of the capital injection plan of Beijing Actions, Beijing Actions increased its injected capital from $2,500 to $4,800, resulting in dilution of the Group's ownership interest to 45.6% as at June 30, 2009.  However, since the Group retained control over Beijing Actions through contractual arrangement with the other shareholders of Actions Beijing and changes in the Group's ownership interest in Beijing Actions was accounted for as an equity transaction.

As of September 30, 2009, Beijing Actions further increased its injected capital to $10,000, of which the Group invested $1,500 of this capital injection.  The Group's ownership interest in Actions Beijing was further diluted from 45.6% to 35%, and ceased control over Beijing Actions but retained with significant influence.  Gain of $1,700 was recorded for the deconsolidation of Beijing Actions within continuing operations for the year ended December 31, 2009.  The effect of changes in the Company's ownership interest in Beijing Actions on the Company's equity is as below:

	2007	2008	2009

Net income (loss) attributable to Actions Semiconductor Co., Ltd	$51,641	$26,123	$(10,398)
Transfers to the noncontrolling interest Increase in Actions Semiconductor Co., Ltd's additional paid-in capital for deemed dilution of Beijing Actions	-	-	941
Change to net income (loss) attributable to Actions Semiconductor Co., Ltd and transfers from noncontrolling interest	$51,641	$26,123	$(9,457)

5.	INVESTMENT IN EQUITY METHOD INVESTEES - continued

The summarized financial information of equity method investees is illustrated as below:

	2008	2009
Balance sheets
Current assets	$7,013	$10,807
Non-current assets	1,294	3,222
Current liabilities	743	3,525
Non-current liabilities	-	-
Redeemable shares	7,198	7,198
Non-controlling interest	-	-

	2007	2008	2009
Results of operations
Revenues	$-	$295	$3,582
Gross profit	-	16	985
Loss from continuing operations	(3,934)	(4,457)	(4,430)
Net loss	$(3,868)	$(4,427)	$(4,291)

6.	OTHER INVESTMENTS
	At December 31,
	2008	2009
Listed investments:
- Equity securities listed in Taiwan	$196	$420
Unlisted securities at cost	6,848	6,848
Less: other-than-temporary impairment losses recognized (note 14)	-	(4,010)
	$7,044	$3,258

For the listed available-for-sale securities, the Group has planned for long term holding, the investment is reported at fair value and its unrealized gains are excluded from earnings and reported in a separate component of shareholder's equity.  As of December 31, 2008 and 2009, the unrealized (loss) gain was ($95) and $170.

The unlisted investments represent investments in unlisted equity securities issued by private entities.

7.	FAIR VALUE MEASUREMENTS

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

Fair Value Hierarchy

FASB ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.   FASB ASC 820 establishes three levels of inputs that may be used to measure fair value:

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

The following table summarizes the Group's assets and liabilities measured at fair value on a recurring basis:

	Fair Value
	Measurements
	at December 31
	Using Quoted Prices in
	Active Markets (Level 1)
	2008	2009

Available-for-sale securities	$196	$420
Publicly traded mutual funds in Taiwan	19,299	-
Total assets measured at fair value	$19,495	$420

Investments primarily include publicly traded equity securities listed in Taiwan.

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:
	At December 31,
	2008	2009

Buildings	$34	$34
Leasehold improvements	366	319
Furniture, fixtures and equipment	3,155	2,890
Motor vehicles	720	629
Plant and machinery	7,474	8,132
Total	11,749	12,004
Less: Accumulated depreciation	(5,580)	(7,421)
Construction in progress	975	9,854
Property, plant and equipment, net	$7,144	$14,437

The Group has recorded depreciation expense of $1,563, $2,047 and $2,073 for the years ended December 31, 2007, 2008 and 2009, respectively.

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:
	At December 31,
	2008	2009
Cost:
Purchased software	$7,523	$5,328
Technology licenses	3,847	4,198
	11,370	9,526
Accumulated amortization:
Purchased software	(4,899)	(3,921)
Technology licenses	(2,274)	(1,980)
	(7,173)	(5,901)
Acquired intangible assets, net	$4,197	$3,625

The intangible assets of the Group mainly consist of purchased software which is used to support the administration of the business and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $2,349, $3,232 and $2,833 for the years ended December 31, 2007, 2008 and 2009, respectively.  Intangible asset amortization expense is estimated to be $2,477, $1,726, $1,602 and $837 for the 2010, 2011, 2012 and 2013 fiscal years, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:
	At December 31,
	2008	2009

Accrued wages and bonuses	$3,876	$2,023
Accrued legal and professional fees	260	158
Accrued insurance expenses	179	120
Payables for construction in progress	-	928
Payables for acquisition of intangible assets	1,071	161
Royalty fees payable	333	291
Accrued consulting fees	500	375
Accrued commission expenses	148	123
Others	479	447
	$6,846	$4,626

11.	OTHER LIABILITIES

The local authorities in Beijing and Zhuhai, PRC, operate certain government subsidy programs which are intended to encourage companies to invest in the high technology industry in Beijing and Zhuhai.

For the year ended December 31, 2008, Actions Semiconductor Zhuhai was granted additional $1,025 cash subsidy, the total liabilities amounted to $2,067, in which $1,818 was repayable within one year and $249 are repayable after 2009 and therefore are recorded in non-current liabilities.

For the year ended December 31, 2009, Actions Semiconductor Zhuhai and Artek Microelectronics Shenzhen were further granted $750 and $117 cash subsidies respectively, the total liabilities amounted to $2,443, in which $2,124 was repayable within one year and $319 are repayable after 2010 and therefore are recorded in non-current liabilities.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai based on the Group's borrowing interest rate from independent financial institution was approximately $1,994 and $2,330 at December 31, 2008 and 2009, respectively.

12.	STOCK OPTIONS

In May 2007, the Board of Directors approved a stock option plan and reserved 8,000,000 ADSs for issuance upon exercise of awards granted under the plan to the directors of the Company and senior officers, employees, and consultants of the Group.  The options granted under this plan have a requisite service period of four years.  The Board of Directors also has the right to terminate any unvested options.

The options vest over four years and expire six years from grant date.  For some of the employees, twenty-five percent of the options vest on each of the four years following the grant date.  For the other employees, fifteen, twenty, thirty and thirty five percent, respectively, will vest on each of the four years following the grant date.

On February 26, 2009, the Board of directors modified the option plan to reduce the option exercise price from $3.30 to $1.40 per ADS and extended the first vesting period to May 21, 2010 for all granted options and as a result extended the vesting period up to 5 years from grant date and contractual maturity up to 7 years from grant date.  The incremental increase in the fair value of the options as a result of the modification of approximately $2,614 is amortized over the remaining vesting period.

12.	STOCK OPTIONS - continued

A summary of stock option activity is as follows:
		For the year ended
		December 31, 2009
		Weighted	Weight
		average	average
	Number	exercise price	fair value
	of options	per option	at grant date

Outstanding at December 31, 2008	7,836,500	$1.40	$1.71
Granted on January 21, 2009	31,000	$1.40	$0.58
Granted on May 6, 2009	87,000	$1.40	$1.01
Granted on August 3, 2009	262,000	$1.40	$1.20
Exercised	-	-	-
Forfeited	(618,500)	$1.40	$1.71
Outstanding at December 31, 2009	7,598,000	$1.40	$1.68

There was no option exercisable at of December 31, 2009.

The following table summarizes information with respect to stock options outstanding at December 31, 2008 and 2009:

	Options outstanding as of December 31, 2008				Options exercisable as of December 31, 2008
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	7,836,000	5 years	$3.3	-	-	-	-

Options exercisable
	Options outstanding as of December 31, 2009				as of December 31, 2009
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	7,598,000	5 years	$1.40	$1.51	-	-	-

As at December 31, 2009, 402,000 options to purchase ordinary shares were available for future grant.

12.	STOCK OPTIONS - continued

The fair value of each option award is estimated at grant date during 2009 using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31	2009	2008

Risk-free interest rate (1)	0.96% - 2.66%	2.41% to 3.09%
Expected life (2)	2-5 years	2-5 years
Expected volatility (3)	47.41% - 48.30%	47.7%
Dividend yield (4)	Nil	Nil

(1)	Risk-free interest rate

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

The fair value of the ADS on the grant date was the closing price of the Company's ADS at each grant date.

For the year ended December 31, 2009, the Group recognized $2,475, $1,335 and $196 of compensation expense in research and development expenses, general and administrative expenses, and selling and marketing expenses, respectively.  A total of $5,436 of unrecognized compensation expense related to non-vested stock options as of December 31, 2009 are expected to be recognized over a weighted-average period of 3.4 years on a straight-line basis.

13.	OTHER INCOME/LOSS

Other income for 2008 mainly consisted of foreign exchange gains of $1,159 while other loss for 2009, mainly represented foreign exchange loss of $654.

Before the new "Law of the People's Republic of China on Enterprise Income Tax" effective on January 1, 2008, to encourage reinvestment of profits, FIE’s income tax paid by foreign investors in prior years might be fully or partly refunded, depending on certain qualifications of the tax payer. As a result of Actions Mauritius's injection of undistributed profit earned by Actions Zhuhai in 2007, the Group received tax refund of $5,946 in 2007.  One of the conditions for the tax refund is that the reinvestment from Actions Mauritius cannot be withdrawn within five years. During this period, the repatriation of the invested capital will be restricted and the Company does not intend to withdraw the reinvested capital any time before December 2012.

The tax refund for reinvestment of profits under the capital reinvestment scheme was removed along with effective of new "Law of the People's Republic of China on Enterprise Income Tax" since January 1, 2008.  Therefore the PRC tax paid or payable by subsidiaries operating in the PRC during the years ended December 31, 2007, 2008 and 2009 has been expensed and cannot be refunded.

14.	OTHER-THAN-TEMPORARY IMPAIRMENT

All investments are evaluated for impairment periodically or if the Group becomes aware of an event that indicates that the carrying amount of the asset may not be recoverable.  To determine whether a decline in value below the carrying amount of an asset is other-than-temporary, the Group considers whether it has the ability and intent to hold the debt instrument until a market price recovery occurs or whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment includes the reasons for the decline in fair value, the severity and duration of the decline in realizable value below cost, changes in value subsequent to the balance sheet date, as well as forecasted performance of the investee.  If a decline in value below the carrying amount is determined to be other-than-temporary, the asset is written down to fair value through an impairment charge recognized in the earnings and a new cost basis is established.

In 2009, the Group recorded other-than-temporary impairment losses related to two unlisted equity securities issued by two private entities ("Investees").  The management of the Group has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $1,010 and $3,000 have been recognized respectively and the investments in these unlisted equity securities are written down to approximately $1,740 and nil as of December 31, 2009.  The Group also assessed that there was a decline in value of the investment in an equity method investee, Mavrix (note 6), which is determined to be other-than-temporary, thus, an impairment loss of approximately $3,397 has been recognised and the investment in Mavrix is written down to nil as at December 31, 2009.

15.	INCOME TAXES

The components of income before income taxes, equity in net loss of equity method investees and noncontrolling interest are as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$(2,347)	$(2,183)	$(5,811)
Foreign	56,353	32,348	(3,488)
	$54,006	$30,165	$(9,299)

The Company is tax exempt in the Cayman Islands.

Under the current Mauritius law, Actions Semiconductor Mauritius' income is subject to taxation; however, up to and as of December 31, 2009, the entity has not had any taxable profits.  Actions Semiconductor Shanghai, Actions Enterprise (HK) Co., Ltd., Actions Technology Shanghai, Actions Microelectronics Co., Ltd and Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation.

Effective January 1, 2008, the new "Law of the People's Republic of China on Enterprise Income Tax" was implemented. The new law requires that:

1.	For all resident enterprises, domestic or foreign, the unified Enterprise Income Tax rate is 25%.

2.	Enterprises that are categorized as the "High Tech Enterprise" will have a reduced tax rate of 15%.

3.
From January 1, 2008 onwards, enterprises that enjoyed a preferential tax rate  will need to adopt the new law over the next five years.  Enterprises with a current preferential tax rate of 15% were subject to tax rates of 18% and 20% for the years ended December 31, 2008 and 2009 and will be subject to 22%, 24% and 25% for the years ending December 31, 2010, 2011 and 2012 respectively.

The new law allows the preferential tax treatment to be continued by enterprises up until it is fully utilized.  For enterprises that have preferential tax treatment, all preferential tax treatments were required to be commenced in 2008.

15.	INCOME TAXES - continued

Actions Semiconductor Zhuhai

In 2007, companies in PRC were generally subject to a 30% foreign enterprise income tax ("FEIT"), and a 3% local income tax.  However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone ("Zhuhai Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Zhuhai Economic Zone.  Therefore, it was subject to a reduced FEIT rate of 15%.  In addition, Actions Semiconductor Zhuhai is a production oriented enterprise and exempted from FEIT for its first two years of profitable operations after offsetting prior years' tax losses and entitled to 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991.  Actions Semiconductor Zhuhai is exempt from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

Actions Semiconductor Zhuhai had a 50% reduction in FEIT rate, which resulted in 7.5% and 9% from the original 15% and 18% tax rates for the years ended December 31, 2007 and 2008, respectively.

On December 16, 2008, certificate of "Hi-Tech Enterprises" was granted to Actions Semiconductor Zhuhai. As a result, the applicable tax rates will be 15% for the years ended December 31, 2009, 2010 and 2011, respectively, and 25% thereafter, unless the Group continues its certification as a “Hi-Tech Enterprises” by the end of 2011.

Artek Microelectronics Shenzhen

Artek Microelectronics Shenzhen was established in the Shenzhen Special Economic Zone ("Shenzhen Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Shenzhen Economic Zone.  Therefore, it was subject to the reduced FEIT rate of 15% and exempted from FEIT in the first and second year Artek Microelectronics Shenzhen had profits after offsetting prior years' tax losses.  Thereafter, Artek Microelectronics Shenzhen benefited from a 50% reduction of FEIT rates for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991.  In addition, Artek Microelectronics Shenzhen is exempted from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

Artek Microelectronics Shenzhen started using the tax preferential treatment in 2007. As such, it was exempted from income tax in 2007 and 2008.  From 2009 to 2011, the income tax rate started to be reduced by 50%. Thus the income tax was 10% for the year ended December 31, 2009 and will be 11%, 12% for the years ended December 31, 2010, and 2011, respectively.  If Artek Microelectronics Shenzhen obtains certificate of "Hi-Tech Enterprise", an income tax rate of 15% will be applied for the years 2012, 2013 and 2014. Otherwise, the normal 25% income tax rate will be applied starting in the year 2012.

15.	INCOME TAXES - continued

Tax residency

Uncertainties exist with respect to how China's current income tax law applies to our overall operations, and more specifically, with regard to tax residency status.  China's Enterprise Income Tax Law ("EIT Law") became effective January 1, 2008 and includes a provision specifying that legal entities organized outside of China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China.  The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China.  Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers.  The Group determined that legal entities organized outside of China should not be treated as China tax residents for EIT Law purposes as the places of effective management are outside of China.  If one or more of our legal entities organized outside of China were characterized as China tax resident, then the additional tax cost might be insignificant.

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

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC preferential dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.  The Company's tax provision includes $2,058 of income tax expense for the 5% preferential dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of the balance sheet date.

Actions Hong Kong and Artek Microelectronics (HK) Co., Limited are subjected to Hong Kong Profits Tax at a rate of 17.5%, 16.5% and 16.5% for the year ended December 31, 2007, 2008 and 2009 respectively.

The current and deferred components of the income tax expense (credit) appearing in the consolidated statements of operations are as follows:
	Year ended December 31,
	2007	2008	2009

Current tax	$2,279	$1,521	$53
Deferred tax	(77)	2,111	484
	$2,202	$3,632	$537

15.	INCOME TAXES - continued

The Group's deferred tax assets and liabilities as at December 31, 2008 and 2009 are attributable to the following:
	At December 31,
	2008	2009
Expenditures deductible for tax purpose in future years
- Accrued legal and professional fees	$19	$12
- Accrued bonus	454	197
- Other	153	105
Tax losses	981	660
Depreciation and amortization	266	206
Total deferred tax assets	$1,873	$1,180
Valuation allowance	(981)	(660)
Deferred tax assets	892	520
Income taxable for tax purpose in future years
- Interest income	(492)	(284)
Deferred tax liability arising from withholding tax on undistributed profits	(1,738)	(2,058)
Total deferred tax liabilities	(2,230)	(2,342)
Deferred tax assets (liabilities), net	$(1,338)	$(1,822)

The following is the analysis of deferred tax balances for reporting purposes:

	At December 31,
	2008	2009
Deferred tax assets
Current portion	$686	$371
Non-current portion	206	149
	$892	$520
Deferred tax liabilities
Current portion	$(480)	$(284)
Non-current portion	(1,750)	(2,058)
	$(2,230)	(2,342)
Deferred tax assets (liabilities), net	$(1,338)	$(1,822)

A valuation allowance has been provided for the tax loss of $1,129 and $2,292 of Actions Semiconductor Shanghai and Actions Hong Kong respectively since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income.  The tax loss of Actions Semiconductor Shanghai and Actions Hong Kong was allowed to carry forward till 2013 to 2014 and indefinitely, respectively.  As management does not believe that it is more likely than not that all of the deferred tax asset attributable to Actions Semiconductor Shanghai and Actions Hong Kong will be realized, valuation allowance of $981and $660 has been established as of December 31, 2008 and December 31, 2009, respectively for the related deferred tax asset of these subsidiaries.

15.	INCOME TAXES - continued

The additional tax that would have been payable without the tax exemption and preferential income tax rate amounts to approximately $4,284, $5,036 and $99 for the years ended December 31, 2007, 2008 and 2009, respectively, representing a decrease in the basic and diluted earnings per ordinary share of $0.008, $0.010 and $0.001 for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax expense; however, as of December 31, 2008 and 2009, there is no interest and penalties related to uncertain tax positions, and the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2007 to 2009 may be subject to examination by the PRC and Hong Kong tax authorities.

A reconciliation between the provision for income tax computed by applicable PRC enterprise income tax rate to income before income taxes, equity in net loss of equity method investees and noncontrolling interest, and actual provision for income taxes is as follows:

	Year ended December 31,
	2007	2008	2009

PRC tax rate	15%	18%	25%
Tax provision (credit) at PRC enterprise income tax rate	$8,101	$5,430	$(2,325)
Expenses not deductible for tax purpose	764	1,091	2,825
Share-based compensation not deductible for tax purpose	-	413	601
Income not taxable for tax purposes	(2,393)	(431)	(178)
Net change in valuation allowance	134	570	(320)
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(4,284)	(5,036)	(99)
Effect of the different income tax rates in other jurisdictions	(121)	(138)	(323)
Effect of withholding tax on undistributed earnings	-	1,738	320
Others	1	(5)	36
Income tax expense	$2,202	$3,632	$537

16.	SEGMENT AND GEOGRAPHIC INFORMATION

The Group's chief operating decision maker has been identified as the Chief Executive Officer.  The Group does not specifically identify and allocate any assets by operating segment nor does management evaluate operating segment using discrete asset information.  The chief operating decision maker uses gross profit margin of different products and services when making decisions about allocating resources and assessing performance of the Group so as to allocate operating expenses to each reporting segment.

	Year ended December 31,
	2007	2008	2009
Revenue:
MMP SoC for portable media players	$116,320	$94,916	$43,937
Testing solutions	308	214	203
	$116,628	$95,130	$44,140
Gross profit:
MMP SoC for portable media players	$59,633	$47,668	$13,904
Testing solutions	77	37	26
	$59,710	$47,705	$13,930

Geographic information

The Group operates in China/Hong Kong and all of the Group's long-lived assets are located in China/Hong Kong and substantially all of our sales are made in China/Hong Kong.

17.	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation.  Rental expense under operating leases for the years ended December 31, 2007, 2008 and 2009 was $600, $885 and $904, respectively.

Future minimum lease payments under non-cancelable operating lease agreements on December 31, 2009 were $652 of which $531 and $121 are payable in the years ended December 31, 2010 and 2011, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2008 and 2009 was $516 and $8,374 respectively.

17.           COMMITMENTS AND CONTINGENCIES - continued

(c)	Royalty fee commitments

The Group has entered into several royalty agreements for the use of certain technology knowhow ("Technology Knowhow") used in the Group's products.

Technology Knowhow A and B

In March 2005, the Group entered into a royalty agreement ("Agreement") for the use of Technology Knowhow A for a period of three years, effective from March 2005 ("Effective date"), and will automatically be renewed for additional one year unless notice of non-renewal is delivered at least sixty days prior to the end of third year.

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

In October 2007, the Group revised the New Agreement. The revised agreement allows the Company to have unlimited use of the Technology Knowhow A for a sum of $200. The revised agreement is effective for period from October 1, 2007 to September 30, 2008.

In October 2008, the Group revised its October 2007 New Agreement, which the terms and conditions are the same for both agreements.  The October 2008 New Agreement is effective for period from October 1, 2008 to June 23, 2009.

In June 2009, the Group revised its October 2008 New Agreement.  The revised agreement allows the Company to have unlimited use of Technology B for a sum of $615.  The royalty fee is based on the total number of units shipped by the Company, which the royalty fee commitment was $41 as at December 31, 2009.  The June 2009 New Agreement is effective for period from June 24, 2009 to June 23, 2010.

Technology Knowhow C

In 2007, the Group has entered into an agreement ("Agreement") with Technology Knowhow C provider. The Group licensed the Technology Knowhow C based on a fee schedule for the life of the relevant technologies. During the year ended December 31, 2007, the product using the licensed Technology Knowhow C was still in the development stage, thus the Group did not produce or sell any SoC products and was therefore not subject to royalty fee payment to Technology Knowhow C provider.

In October 2009, the Group revised the Agreement, which the minimum quarterly royalty-fee commitment was $50.  The October 2009 New Agreement is effective for period from October 1, 2009 to September 30, 2010.

The Group's total royalty expenses paid for the use of all Technology Knowhow for the years ended December 31, 2007, 2008 and 2009 amounted to $2,319, $426 and $536, respectively.  Royalty commitment as of December 31, 2008 and 2009 was same as $150.

17.          COMMITMENTS AND CONTINGENCIES - continued

(d)	Contingencies

Two of the Group's former advisors have filed a compliant in the U.S. District Court for the Southern District of California against the Group on August 17, 2006, seeking compensatory damages for services rendered.  The Group has filed a motion to dismiss the complaint on the grounds that it is not subject to personal jurisdiction in California and that the Peoples' Republic of China would be the more appropriate forum for this litigation.  The motion was granted on January 30, 2009 and a judgement of dismissal was entered in favor of the Group and its subsidiaries on February 4, 2009 by District Court for the Southern District of California.  The former advisors have appealed the dismissal to the United States Court of Appeals and that appeal is currently pending.  The advisors and the Group both have completed their briefing but no date has been set for oral argument.  No provision has been made in the consolidated financial statements because the Group is in the process of assessing the claim at this preliminary stage and has no reliable basis to reasonably estimate the Group's potential liability, if any.

While management, including internal counsel, currently believes that the ultimate outcome of the above proceeding, will not have a material adverse effect on the Group's financial position, litigation is subject to inherent uncertainties.  If an unfavorable ruling was to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs.

18.	MAJOR CUSTOMERS

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group's net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2007	2008	2009

Customer A	16%	-	-
Customer B	13%	17%	-
Customer C	12%	26%	28%
Customer D	10%	-	-
	51%	43%	28%

	Accounts receivable
	At December 31,
	2008	2009

Customer B	30%	14%
Customer C	38%	22%
Customer D	-	18%
Customer E	13%	20%
Customer F	-	13%
	81%	87%

19.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Employees of the Group in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution plan.  The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling.  The total provisions for these employee benefits were $981, $1,665and $2,059 for the years ended December 31, 2007, 2008 and 2009, respectively.

20.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008 and 2009, the Group recognized net sales of $24,388 and $12,455 from G.M.I. Technology Inc. ("GMI") respectively.  As of December 31, 2008 and 2009, amount due from a related party represented an account receivable from GMI of $1,497 and $530 respectively.  GMI's president is a family member of the Group's Director.

As of December, 2009, the Group had an amount due from an equity method investee, Beijing Actions, of $492.

21.	SUBSEQUENT EVENTS

No significant subsequent event is noted.

22.	MAINLAND CHINA PROFIT APPROPRIATION AND RESTRICTION ON CAPITAL REPATRIATION

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary.  These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group's discretion.  These reserve funds can only be used for specific purposes and are not distributable as cash dividends.  As of December 31, 2008 and 2009, the balance of these of the Company's PRC subsidiaries reserves amounted to $12,116 and $12,294, respectively.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries are also restricted.  As of December 31, 2008 and 2009, the total amount of the restricted capital and reserves amounted to $115,327 and $123,834, respectively.

SCHEDULE 1
BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	$2,693	$1,166
Amounts due from subsidiaries	1,397	12,273
Prepaid expenses and other current assets	154	123
Total current assets	4,244	13,562

Investments in subsidiaries	332,145	364,969
Deposit paid for acquisition of property, plant and equipment	275	-
Acquired intangible assets, net	276	-
TOTAL ASSETS	336,940	378,531

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$818	$769
Amounts due to subsidiaries	46,986	104,451
Total liabilities	$47,804	$105,220

Equity:
Ordinary shares of par value $0.000001:
2,000,000,000 shares authorized 450,563,676 (2008: 485,501,874) shares issued and outstanding	$1	$1
Additional paid-in capital	36,606	31,423
Accumulated other comprehensive income	20,483	20,239
Retained earnings	232,046	221,648
Total equity	289,136	273,311
TOTAL LIABILITIES AND EQUITY	$336,940	$378,531

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2007	2008	2009
Operating expenses:
Research and development	$(364)	$(387)	$(2,751)
General and administrative	(3,150)	(4,240)	(3,186)
Selling and marketing	-	-	(196)
Total operating expenses	(3,514)	(4,627)	(6,133)
Loss from operations	(3,514)	(4,627)	(6,133)
Interest income	1,179	206	5
Loss before income taxes	(2,335)	(4,421)	(6,128)
Share of net income (loss) of subsidiaries, net of taxes	53,976	30,531	(4,586)
Investment income	-	13	316
Net income (loss)	$51,641	$26,123	$(10,398)

STATEMENTS OF EQUITY
AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

				Accumulated	Accumulated
				other	(deficit)
	Ordinary shares		Additional	comprehensive	retained		Comprehensive
	Number	Amount	paid-in capital	income	earnings	Total	income (loss)
Balance at January 1, 2007	516,000,000	$1	$50,341	$4,396	$154,282	$209,020	-

Purchase of ordinary shares	(7,821,882)	-	(6,662)	-	-	(6,662)	-
Share of affiliates reserve	-	-	-	5,232	-	5,232	5,232
Net income	-	-	-	-	51,641	51,641	51,641
Balance at December 31, 2007	508,178,118	$1	$43,679	$9,628	$205,923	$259,231	$56,873
Repurchase of ordinary shares	(22,676,244)	-	(9,368)	-	-	(9,368)	-
Share-based compensation	-	-	2,295	-	-	2,295	-
Share of affiliates reserve	-	-	-	10,855	-	10,855	10,855
Net income	-	-	-	-	26,123	26,123	26,123
Balance at December 31, 2008	$485,501,874	$1	$36,606	$20,483	$232,046	$289,136	$36,978
Repurchase of ordinary shares	(34,938,198)	-	(10,130)	-	-	(10,130)	-
Share-based compensation	-	-	4,006	-	-	4,006	-
Share of affiliates reserve	-	-	-	(244)	-	(244)	(244)
Dilution of subsidiary share	-	-	941	-	-	941	-
Net income	-	-	-	-	(10,398)	(10,398)	(10,398)
Balance at December 31, 2009	450,563,676	$1	$31,423	$20,239	$221,648	$273,311	$(10,642)

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)
	Year ended December 31,
	2007	2008	2009
Operating activities:
Net income (loss)	$51,641	$26,123	$(10,398)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortisation of acquired intangible assets	342	387	276
Share-based compensation	-	2,295	4,006
Share of net (income) loss of subsidiaries	(53,976)	(30,531)	4,586
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	73	26	51
Accrued expenses and other current liabilities	(437)	(531)	(49)
Amount due from an equity method investee	-	-	(20)
Amounts due to subsidiaries	(8,124)	13,302	57,465
Net cash (used in) provided by operating activities	(10,481)	11,071	55,917
Investing activities:
Capital contribution in subsidiaries	(536)	(11,588)	(36,714)
Increase in amounts due from subsidiaries	(119)	(782)	(10,875)
(Increase) decrease in deposit paid for acquisition of property, plant and equipment	-	(275)	275
Purchase of acquired intangible assets	(451)	-	-
Cash used in investing activities	(1,106)	(12,645)	(47,314)
Financing activities:
Repurchase of ordinary shares	(6,662)	(9,368)	(10,130)
Repayment of amounts due to shareholders	(10)	-	-
Cash used in financing activities	(6,672)	(9,368)	(10,130)
Net decrease in cash and cash equivalents	(18,259)	(10,942)	(1,527)

Cash and cash equivalents at the beginning of the year	31,894	13,635	2,693
Cash and cash equivalents at the end of the year	13,635	2,693	1,166

NOTES TO SCHEDULE 1

1.	Schedule 1

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

As of December 31, 2008 and 2009, $115,327 and $123,834 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2007, 2008 and 2009.

2.	Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its subsidiaries.