Form 20-F/A
period 2009-12-31
Actions Semiconductor Co., Ltd.
filed 2010-06-28
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1 to Annual Report

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares 516,000,000**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.                      Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐Yes  ☒ No

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

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the annual report on Form 20-F (the “Annual Report”) of Actions Semiconductor Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2010 is to amend “Item 18—Financial Statements” and “Item 19—Exhibits” of the Annual Report to provide separate audited financial statements and notes related thereto for Mavrix Technology Inc. as of and for the years ended December 31, 2008 and 2009 as required by Rule 3-09 of Regulation S-X, along with the audit report thereon of PricewaterhouseCoopers, independent auditors.

Except as specifically provided above, this Amendment No. 1 does not amend, update or restate any other items or sections of the Annual Report and does not reflect events occurring after the filing of the Annual Report on April 30, 2010.  The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the Annual Report are true and complete as of any date subsequent to April 30, 2010.

Item 18.    Financial Statements

The following financial statements and supplemental schedules of the Company were included as pages F-1 to F-40 of the Annual Report filed on April 30, 2010:

•	Report of Independent Registered Public Accounting Firm;

•	Consolidated Balance Sheets as of December 31, 2008 and 2009;

•	Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009;

•	Consolidated Statements of Equity and Comprehensive Income for the years ended December 31, 2007, 2008 and 2009;

•	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009;

•	Notes to the Consolidated Financial Statements; and

•	Schedule 1 – Actions Semiconductor Co., Ltd. – condensed financial information as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009.

Separate audited financial statements and notes thereto for Mavrix Technology Inc. as of and for the years ended December 31, 2008 and 2009, together with the report of independent auditors, are filed as Exhibit 15.1 hereto and incorporated herein by reference.

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

2.2
Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) of Form F-6 (File No. 333-129375) filed with the Securities and Exchange Commission in 2005)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit (a)(2) of Form F-6 (File No. 333-152447) filed with the Securities and Exchange Commission on July 22, 2008)

4.1	Amended and Restated 2007 Equity Performance and Incentive Plan *

4.2
English Summary of Auction Confirmation Letter Relating to Land Use Rights for Land Located in Zhangjiang, Shanghai, dated as of March 19, 2010, between Actions Technology (Shanghai) Co., Ltd. and Shanghai Real Property Transaction Center *

8.1	List of Subsidiaries *

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Audited financial statements and notes of Mavrix Technology Inc. as of and for the years ended December 31, 2008 and 2009, together with the report of independent auditors

15.2	Consent of PricewaterhouseCoopers, independent auditors for Mavrix Technology Inc.

99.1	Consent of Independent Registered Public Accounting Firm *

 * Previously filed as an exhibit to the Annual Report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ Pei-Fen (Patricia) Chou
Name:	Pei-Fen (Patricia) Chou
Title:	Chief Financial Officer

Date: June 28, 2010