Form 20-F
period 2010-12-31
Actions Semiconductor Co., Ltd.
filed 2011-04-22
CIK 1342068

ACTIONS SEMICONDUCTOR CO., LTD.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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
Tangjia Zhuhai, Guangdong, 519085
The People’s Republic of China
(Address of principal executive offices)

Pei-Fen (Patricia) Chou, Chief Financial Officer
Telephone: +86-756-339-2353
Facsimile: +86-756-339-2256
 (Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing Six Ordinary Shares, par value US$0.000001 per share	Nasdaq—Global Market System

Ordinary Shares, par value US$0.000001 per share	Nasdaq—Global Market System*

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 516,000,000 Ordinary Shares.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:
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

**
The total number of Ordinary Shares outstanding as of December 31, 2010 includes 7,821,882, 22,676,244, 34,938,198 and 24,212,718 Ordinary Shares underlying the American Depositary Shares that the Registrant repurchased during 2007, 2008, 2009 and 2010, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		3

FORWARD-LOOKING STATEMENTS		3

PART I		4

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		4

ITEM 3. KEY INFORMATION		4

A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6

ITEM 4. INFORMATION ON THE COMPANY		24

A.	History and Development of the Company	24
B.	Business Overview	25
C.	Organizational Structure	38
D.	Property, Plants and Equipment	39
ITEM 4A. UNRESOLVED STAFF COMMENTS		39
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		39

A.	Operating Results	39
B.	Liquidity and Capital Resources	49
C.	Research and Development, Patents and Licenses, etc.	52
D.	Trend Information	54
E.	Off-balance Sheet Arrangements	55
F.	Tabular Disclosure of Contractual Obligations	55

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		55

A.	Directors and Senior Management	55
B.	Compensation	56
C.	Board Practices	59
D.	Employees	59
E.	Share ownership	60

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		60

A.	Major Shareholders	60
B.	Related Party Transactions	61
C.	Interests of Experts and Counsel	62

ITEM 8. FINANCIAL INFORMATION		62

A.	Consolidated Statements and Other Financial Information	62
B.	Significant Changes	63

ITEM 9. THE OFFER AND LISTING		63

A.	Offer and Listing Details	63
B.	Plan of Distribution	64
C.	Markets	64
D.	Selling Shareholders	64
E.	Dilution	64
F.	Expense of the Issue	64

ITEM 10. ADDITIONAL INFORMATION		64

A.	Share Capital	64
B.	Memorandum and Articles of Association	64
C.	Material Contracts	73
D.	Exchange Controls	73

ACTIONS SEMICONDUCTOR CO., LTD.

E.	Taxation	74
F.	Dividends and paying agents	77
G.	Statement by experts	77
H.	Documents on display	77
I.	Subsidiary Information	78

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		78

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		78

A.	Debt Securities	78
B.	Warrants and Rights	78
C.	Other Securities	79
D.	American Depositary Shares	79

PART II		80

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		80

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		80

ITEM 15. CONTROLS AND PROCEDURES		80

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		81

ITEM 16B. CODE OF ETHICS		81

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		81

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		82

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		82

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		83

ITEM 16G. CORPORATE GOVERNANCE		83

PART III		83

ITEM 17. FINANCIAL STATEMENTS		83

ITEM 18. FINANCIAL STATEMENTS		83

ITEM 19. EXHIBITS		83

ACTIONS SEMICONDUCTOR CO., LTD.

CERTAIN DEFINED TERMS

References to “China” or “PRC” or “Mainland China” herein are references to the People’s Republic of China which, for the purposes of this annual report, exclude Hong Kong, Macau and Taiwan, and references to “Hong Kong” are references to the Hong Kong Special Administrative Region. References to “United States” or “U.S.” are to the United States of America. All references to the “Government” herein are references to the government of the People’s Republic of China.

All references herein to “we,” “us,” “our,” “Actions” and the “Company” are references to Actions Semiconductor Co., Ltd. and, unless the context otherwise requires, all such references include our subsidiaries.

References in this annual report to “U.S. dollars,” “$” and “US$” are to United States dollars, the lawful currency of the United States and references herein to “RMB” are to Renminbi, the lawful currency of the PRC. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, our financial information has been presented in United States dollars in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP, and is presented on a consolidated basis U.S. GAAP, and is presented on a consolidated basis.

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made based on the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board at each specified date. As of December 31, 2010 and April 15, 2011, the exchange rate for one U.S. dollar was RMB 6.6000 and RMB 6.5317, respectively. The table below indicates information concerning exchange rates between RMB and U.S. dollars for the applicable period. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

Per U.S. Dollar
	Period End	Average1	High	Low
2006	7.8041	7.9579	7.8041	8.0702

2007	7.2946	7.5806	7.2946	7.8127

2008	6.8225	6.9193	6.7800	7.2946

2009	6.8259	6.8295	6.8176	6.8470

2010	6.6000	6.7539	6.6000	6.8330

October 2010	6.6707	6.6678	6.6397	6.6912
November 2010	6.6670	6.6538	6.6330	6.6892
December 2010	6.6000	6.6497	6.6000	6.6745
January 2011	6.6017	6.5964	6.5809	6.6364
February 2011	6.5713	6.5761	6.5520	6.5965
March 2011	6.5483	6.5645	6.5483	6.5743
April (through April 15, 2011)	6.5317	6.5382	6.5310	6.5477

1 The annual average rates are calculated using the exchange rates on the last day of each month during the applicable year and the monthly average rates are calculated using the daily rates during the relevant period.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 20-F, including those statements contained under the captions “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “could,” “would,” “plans,” “intends,” “believes,” “expects,” “projects,” “estimates” or “anticipates,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Actions (including its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with Nasdaq, or other stock exchanges.

ACTIONS SEMICONDUCTOR CO., LTD.

You should not rely upon forward-looking statements as predictors of future events. Such forward-looking statements represent our judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and our future results to be materially different than expected by us or indicated by such statements. Such risks and uncertainties include in particular (but are not limited to) the risks and uncertainties related to: the risk that we may not be able to develop and successfully market new products; the risk that consumer preferences will shift away from the products manufactured by our customers; the risk that our rights to intellectual property used in our products may be challenged by our competitors; the risk that we will not be able to develop and implement additional operational and financial systems to manage our operations as they expand; intensifying competition in the market in which we operate; the outcome of legal proceedings in which we are currently engaged; the risk that we may be unable to retain or attract key personnel; governmental uncertainties; and the risk that our various relationships with our distributor and contract manufacturer customers will change in a way that adversely affects our business. See also the information under “Item 3.D Key Information—Risk Factors” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data and cash flow data for the three years ended December 31, 2008, 2009 and 2010 and selected balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data and cash flow data for the years ended December 31, 2006 and 2007 and selected balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except number of shares data.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the year ended December 31,
	2006		2007		2008		2009		2010
	(thousands, except per share data)

Revenues:
System-on-a-chip products	US$	170,129	US$	116,320	US$	94,916	US$	43,937	US$	37,434
Semiconductor product testing services		99		308		214		203		151
Total revenues		170,228		116,628		95,130		44,140		37,585
Cost of revenues:
System-on-a-chip products		(75,853)		(56,687)		(47,248)		(30,093)		(22,846)
Semiconductor product testing services		(58)		(231)		(177)		(117)		(81)
Total cost of revenues		(75,911)		(56,918)		(47,425)		(30,210)		(22,927)
Gross profit		94,317		59,710		47,705		13,930		14,658
Other operating income		1,634		392		797		918		966
Gain on deemed disposal		—		—		—		1,736		—
Operating expenses:
Research and development		(9,773)		(12,381)		(19,477)		(19,295)		(17,325)
General and administrative		(8,663)		(10,485)		(10,399)		(8,812)		(8,125)
Selling and marketing		(1,626)		(1,880)		(1,694)		(1,115)		(1,208)
Total operating expenses		(20,062)		(24,746)		(31,570)		(29,222)		(26,658)
Income (loss) from operations		75,889		35,356		16,932		(12,638)		(11,034)
Other income (loss)		—		11,570		1,213		(654)		2,348
Dividend income		—		—		20		440		—
Fair value change in trading securities		—		—		92		40		(2)
Gain on disposal of other investment		—		—		—		—		137
Interest income		4,876		7,162		11,912		10,977		9,608
Interest expense		(160)		(82)		(4)		(57)		—
Other-than-temporary impairment loss on investments		—		—		—		(7,407)		—
Income (loss) before income taxes, equity in net loss of equity method investees and noncontrolling interest		80,605		54,006		30,165		(9,299)		1,057
Income tax expense		(5,984)		(2,202)		(3,632)		(537)		(422)
Equity in net loss of equity method investees		(156)		(383)		(576)		(826)		(781)
Remeasurement gain on equity interest on acquisition of a subsidiary		—		—		—		—		494
Net income (loss)		74,465		51,421		25,957		(10,662)		348
Add: Net loss attributable to noncontrolling interest		96		220		166		264		36
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	US$	74,561	US$	51,641	US$	26,123	US$	(10,398)	US$	384

ACTIONS SEMICONDUCTOR CO., LTD.

	For the year ended December 31,
	2006		2007		2008		2009		2010
Net income (loss) per share attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	0.144	US$	0.101	US$	0.052	US$	(0.023)	US$	0.001
Diluted	US$	0.144	US$	0.101	US$	0.052	US$	(0.023)	US$	0.001

Net income (loss) per ADS attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	0.867	US$	0.603	US$	0.312	US$	(0.138)	US$	0.005
Diluted	US$	0.867	US$	0.603	US$	0.312	US$	(0.138)	US$	0.005
Weighted-average shares used in computation:		—		—		—		—		—
Basic		516,000,000		513,588,069		501,763,805		460,812,477		438,401,072
Diluted		516,000,000		513,588,069		501,763,805		460,812,477		454,568,850

CASH FLOW DATA
	For the year ended December 31,
	2006		2007		2008		2009		2010
	(thousands)
Cash provided by (used in):
Operating activities	US$	76,774	US$	46,816	US$	9,930	US$	27, 637	US$	2,760
Investing activities		(48,188)		(111,147)		(30,683)		22, 127		(51,215)
Financing activities		(1,917)		(4,411)		(8,423)		(7,497)		2,619

ACTIONS SEMICONDUCTOR CO., LTD.

BALANCE SHEET DATA

	As of December 31,
	2006		2007		2008		2009		2010
	(thousands)
Cash and cash equivalents	US$	137,778	US$	72,054	US$	45,435	US$	87,706	US$	42,872
Time deposits		45,713		2,613		61		62		34
Restricted cash		—		1,782		440		—		—
Marketable securities		20,531		165,317		201,151		139,984		164,336
Trading securities		—		—		19,299		—		535
Accounts receivable, net		3,667		5,103		2,435		1,891		1,844
Amount due from a related party		2,192		943		1,497		530		559
Amount due from affiliate		—		—		—		492		104
Notes receivable		2,154		372		74		—		—
Inventories		6,280		12,542		8,720		4,501		4,832
Prepaid expenses and other current assets		6,413		2,479		1,532		1,258		3,242
Amount due from an equity method investee		133		—		—		—		—
Deferred tax assets		662		739		686		371		399
Total current assets		225,523		263,944		281,330		236,795		218,757
Investment in equity method investees		1,469		1,719		4,142		1,577		6,401
Other investments ($82, $196, $420 and NIL carried at fair value as of December 31, 2007, 2008, 2009 and 2010 respectively)		—		5,479		7,044		3,258		2,764
Marketable securities		—		—		—		23,773		24,831
Rental deposits		52		79		39		46		40
Property, plants and equipment, net		5,309		6,436		7,144		14,437		24,604
Land use right		1,440		1,509		1,580		1,546		1,554
Acquired intangible assets, net		3,787		5,849		4,197		3,625		4,318
Deposit paid for acquisition of property, plant and equipment		91		27		403		—		2,408
Deferred tax assets		—		—		206		149		88
Goodwill		—		—		—		—		468
Total assets	US$	237,671	US$	285,042	US$	306,085	US$	285,206	US$	286,233
Total current liabilities		28,165		24,921		14,915		9,518		13,185
Other liabilities		—		686		249		319		83
Deferred tax liabilities		—		—		1,750		2,058		2,286
Total liabilities		28,165		25,607		16,914		11,895		15,554
Total equity		209,506		259,435		289,171		273,311		270,679
Total liabilities & equity		$237,671		$285,042		$306,085		$285,206		$286,233

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

We wish to caution the readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in American Depositary Shares (“ADSs”) that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

ACTIONS SEMICONDUCTOR CO., LTD.

Risks Related to Our Company

We derive almost all of our revenues from our SoCs for portable media players, and we cannot be sure that sales of these products will continue to be successful.

We derive almost all of our revenues from sales of our Systems-on-a-Chip, or SoCs, for portable media players. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that portable media players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner; meanwhile, we attempt to exploit new application markets to bring us additional revenues. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, if market demand shifts rapidly toward portable, multifunctional electronic products such as mobile phones with add-on portable media player functionality and away from stand-alone portable media players, the sales of our SoCs for portable media players may decline. The migration and adoption of 3G mobile phone networks may also cause the embedding of portable media player functionality into mobile phones to grow in popularity as 3G technology allows audio, image and video files to be readily downloaded to mobile phones. We may not be able to compete with SoC providers that target mobile phone manufacturers by combining mobile phone and portable media player functionality into one SoC. We may not be able to develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

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

Our failure to manage adequately the fluctuation in our growth and expansion may adversely impact our results of operations and financial condition.

Fluctuations in our growth and expansion have presented, and may continue to present, a significant challenge to our management and administrative systems and resources and, as a result, to our results of operations and financial condition. Our future success will depend on, among other things, our ability to:

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

•
new product introductions often center around key trade shows or periods of time before the commencement of major sales seasons and failure to deliver a product prior to such events or design-in windows may seriously delay or cancel introduction of a product; and

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

As a result of the time it takes to begin commercial production and sales of a new product, the fact that the market demand for end products that incorporate our products may have changed by the time we complete our product development process and the fact that a significant portion of our operating expenses are driven primarily by personnel compensation or are incurred in advance of anticipated sales, we may incur substantial expenses in developing new products before we earn associated revenues. For example, we encountered difficulty in promoting our new Series 25 SoCs and the consequent less-than-expected sales of only 75,000 units in 2009, caused both by the complexity of this chip’s software and hardware and the increased competition and dramatic changes in end customer buying patterns after we incurred significant development expenses in 2008 and 2009. These factors caused us to miss the sales targets we set for products when we commenced development activities, and we may not be able to decrease our operating expenses in a timely manner to offset additional short falls in sales, which could adversely affect our results of operations.

ACTIONS SEMICONDUCTOR CO., LTD.

We currently rely on third-party contractors to manufacture almost all of our mass-produced SoC products; any event that prevents these foundries from producing our products, or our failure to successfully manage our relationship with these foundries, could damage our relationships with our customers, decrease our sales, and limit our growth.

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company, or He Jian, and United Microelectronics Corporation, or UMC manufacture almost all of our semiconductors. As a result, if He Jian and UMC were to experience any catastrophic or other event that caused it to be unable to conduct manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be able to manufacture our semiconductors with the same yield rate, as we currently have with He Jian and UMC. As a result, we depend significantly on maintaining a strong relationship with He Jian and UMC, and these two companies’ continued ability to manufacture our semiconductor products, to maintain our revenues and customer relationships.

We provide He Jian and UMC with monthly rolling forecasts of our production requirements; however, the ability of them to provide silicon wafers to us is limited by their available capacity. Moreover, the price of our silicon wafers fluctuates based on changes in available industry capacity. We do not have a long term supply contract with these two companies or any other contract foundry. Therefore, they could choose to prioritize capacity for other customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these two companies or any other contract foundry will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on third-party contractors, including:

•	their inability to increase production and achieve acceptable yields on a timely basis;

•	their production shutdown due to earthquake, power shortage, fires or storms;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products, including as a result of the recent earthquake, tsunami and nuclear crisis in Japan;

•	labor shortages or labor strikes; and

•	actions taken by our third-party contractors that breach our agreements.

We currently rely on third-party contractors to package almost all, and to test a portion of, our mass-produced SoC products; the loss of the services of our independent testing, and packaging vendors could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We use a number of different independent vendors to carry out testing, and packaging functions, including Tian Shui Hua Tian Technology, Siliconware Technology, and Nantong Fujitsu Microelectronics. As a result, we do not directly control our product delivery schedules or quality assurance and control. These vendors may also test and package products for other companies, including our competitors. and we do not have long-term agreements with independent testing and packaging vendors that guarantee us access to capacity. We typically obtain services from our vendors on an order-by-order basis. Since we do not have long-term agreements with the independent testing and packaging vendors that we use, they may give priority to orders from other customers when demand for their service is high. If any of our vendors experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, gets acquired and restructures its business, or terminates its relationship with us, or if there is any other disruption of testing and packaging capacity, we may have to seek alternative services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new vendors. We currently estimate that it would take us six to nine months to locate and qualify a new testing and packaging vendor. Because of the amount of time that it takes us to qualify third-party testing and packaging vendors, we could experience significant delays in product shipments if we are required to find alternative vendors on short notice. In addition, we may be required to pay higher testing and packaging costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation, cause us to lose customers, and adversely affect our business and financial results.

We may experience difficulties in transitioning to smaller process geometry technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

We are currently transitioning our SoCs for portable media players from 0.15 micron to 0.11 micron processing technology in order to ensure we continue to satisfy our customers’ demands and to maintain our competitiveness. This transition requires us to redesign certain of our products and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller micron process geometry.

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

Our reliance on value-added distributors for the sale of a substantial portion of our products subjects us to a number of risks.

Many of our key customers are value-added distributors, who integrate our products into a system platform and sell that system platform to contract manufacturers, although we also sell some of our products directly to contract manufacturers. Growth in our business will depend on our ability to maintain and expand our relationships with both value-added distributor customers and contract manufacturer customers.  Our reliance on our value-added distributor customers subjects us to a number of risks.  For example, if we were to lose a significant value-added distributor as a customer, our financial performance could be adversely affected in the short term before we were able to replace this distributor.  In addition, some of our value-added distributor customers may also carry and sell product lines that are competitive with ours. As these customers are not required to maintain a specified minimum level of purchases from us, we cannot be sure that they will prioritize selling our products. As we continue to expand our sales capabilities, we will also need to manage the potential conflicts that may arise between us and our value-added distributor customers. Further, we rely on our value-added distributor customers to accurately and timely report to us their shipment forecasts and resale activity and to provide certain engineering support services to the brand owners who market and distribute the end products to consumers. Our inability to obtain accurate and timely reports and to successfully manage these relationships could adversely affect our business and financial results.

 Failure to collect, or delayed collection of, trade receivables could affect our liquidity.

In order to promote our sales, we may be required to extend payment terms, provide additional financing or modify payment terms for some customers, in some cases without requiring collateral in some cases. l. In addition, payments may not be collected until a certain period of time after our customers receive their products. We perform ongoing evaluation of our customers’ financial conditions and generally experience little difficulty collecting their payments. However, if the financial condition of our customers deteriorates and results in an impairment of their ability to make timely payments, more allowance for doubtful accounts may be required. Furthermore, if any of our customers becomes insolvent or commences bankruptcy or similar proceedings, our receivables from such customers may become uncollectible, which may lead to additional bad debt expenses for us and may adversely affect our results of operations and cash flows.

If our products are not manufactured with satisfactory yields or quality, our sales could decrease, and our relationships with our customers and our reputation may be harmed.

Due to the complexity of SoC design and manufacturing process, even minor deviations in the semiconductor manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. We establish a minimum yield with our foundries at the time our products are qualified. If actual yield at the foundry is below the minimum, the foundry assumes the cost of the wafers, and if actual yield is above the minimum, we assume the cost. However, the fact that a contract foundry is achieving minimum yields on a product does not mean that the yield is sufficient to allow us to maintain or increase our profits on that product. Further, even though a contract foundry is responsible for yield losses we incur on a particular shipment of SoCs, these yield losses could cause us to delay shipments to our customers and damage our relationship with them.

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

Our products are manufactured across several sites throughout China and the Asia-Pacific region. Failure to deliver the work-in-process in time from one site to another may lead to higher operation costs, a decrease in sales and harm our reputation.

Our principle operation center and our third-party manufacturing partners such as foundry service providers, testing houses and packing subcontractors are all located throughout China and the Asia-Pacific region. The distance between manufacturing sites is long and the delivery of raw material, work-in-process, and finished goods relies on the land-carriage and air-express, which are restricted by the weather and transportation conditions. Any delay in delivery could have a negative effect on our operations and may lead to higher operating costs, a decrease in sales, and harm our reputation and customer relationships.

The worldwide economic downturn adversely affected, and could continue to adversely affect, the demand for our products, which directly impacted, and would directly impact, our business and results of operations.

The economic and financial downturn in 2008 and 2009 that affected global business, banking and financial sectors adversely affected the consumer electronic market, especially in the United States and Europe. While the Chinese economy has recovered more quickly than some other major economies, it still faces challenges. Our customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services. There could also be a number of effects from such turmoil on our business, including continued decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counter party failures negatively impacting our treasury operations. Current uncertainty in global economic conditions also poses a risk to the overall economy that could impact our ability to manage commercial relationships with our customers, suppliers and creditors. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

Our principal contract foundry, other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant risk of earthquakes, tsunamis, snowstorms, typhoons, and adverse consequences related to the outbreak of SARS (Severe Acute Respiratory Syndrome), avian influenza and other public health concerns.

The principal contract foundry that manufactures our products and all of the principal subcontractors that assemble, package, and test our products are located in China, Hong Kong or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, tsunamis, snowstorms, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster, such as the magnitude 9.0 earthquake and resulting tsunami in Japan in March 2011, near our principal contract foundry or subcontractors could result in damage, power outages, nuclear radiation pollution, and other disruptions that impair their production and assembly capacity and decrease the availability of raw materials or components from suppliers and manufacturers in Japan.  Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. For example, in January and February of 2008, China’s worst snowstorm in more than half a century caused a significant adverse impact on the transportation industry and the economy of China. In May 2008, a major earthquake occurred with its epicenter in Sichuan, China. The earthquake caused over 69,000 known deaths and estimated property damage in excess of US$20 billion. As a result of the earthquake, the economy of China was adversely affected. Also, the 2003 outbreak of severe acute respiratory syndrome, or SARS, curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, which had a significant adverse effect on the economies of many countries in this region. In addition, since 1997, certain Asian countries, including China, have, from time to time, encountered incidents of avian influenza that resulted in several confirmed human cases and deaths and significant disruption to worker productivity. Any future outbreaks of SARS, avian influenza or other public health concerns could result in a significant negative impact on the economy in China and the Asia-Pacific region, harming our business.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our share price.

The industry in which we operate is highly cyclical. We have had in the past and may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

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

We face competition from a relatively large number of competitors in China and internationally. In the portable media player market, our principal competitors include ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin, Freescale (SigmaTel), General Plus, Ingenic, MVSilicon, Rockchips, Sino Wealth, Sunplus, Top Wise and Vmicro. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design companies.

The consumer electronics market, which is the principal end market for our SoCs, has historically been subject to intense price competition. In many cases, low cost, high volume producers have entered markets and driven down profit margins. If a low cost, high volume producer should develop products that are competitive with our products, our sales and profit margins would suffer.

Some of our potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will carry lower prices, provide better performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Furthermore, our current or potential competitors have established, or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third-parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business will suffer and we may lose or be unable to gain market share.

ACTIONS SEMICONDUCTOR CO., LTD.

Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and mid-level managers to our management.

Our future success is heavily dependent upon the continued service of our board of directors and key executives. Our future success is also dependent upon our ability to attract and retain qualified senior and mid-level managers to our management team. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customer, suppliers and know-how, which may lead to significant adverse impact on our business, and incur additional expenses to recruit and train personnel. We do not maintain life insurance for any of our key executives.

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

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we only have limited business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We believe we are a “passive foreign investment company” or PFIC, for U.S. federal income tax purposes for calendar year 2010 and in future years. Assuming the Company is treated as a PFIC, U.S. investors in the ADSs will be subject to certain adverse U.S. federal income tax rules.

We believe we were a PFIC, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for calendar year 2010 and believe we will be a PFIC in the foreseeable future. Consequently, this classification may result in adverse tax consequences, for U.S. holders. See the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of our ADSs are encouraged to consult their own tax advisers regarding the consequences of our PFIC status under U.S. federal income tax rules.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the market price of our ADSs.

We are subject to reporting obligations under the U.S securities laws. The U.S Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2010 were effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Risks Related to Intellectual Property

We or our customers may be exposed to infringement claims on intellectual property rights by third-parties.

Third-parties, including our competitors, may in the future make claims or initiate litigation that assert patent, copyright, trademark and other intellectual property rights in technologies, related standards and product names that are relevant to us. As we continue to expand our operations and the number of products we manufacture, the risk of such claims may increase. In addition to making claims against us, third-parties may make claims against our customers that incorporate our SoCs into their products. Such actions could adversely affect our relationships with such customers and hurt our sales. The large number of patents in the semiconductor industry, the confidential treatment of some pending patent applications and the rapid rate of issuance of new patents make it neither economically feasible nor possible to determine conclusively in advance whether a product, any of its components, its method of manufacture or use, or its ornamental design, currently infringes or will in the future infringe upon the patent rights of others. Parties making infringement claims may be able to obtain an injunction that could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could have a material negative effect on our business. Third-parties making infringement claims may also be able to bring an action before the U.S. International Trade Commission that could result in an order stopping the importation into the United States of our products or bring similar actions in other parts of the world. Further, in addition to claims that may be made directly against us, we may be named in infringement actions made against our manufacturers, suppliers or customers. Some of our customer contracts provide that we indemnify the customer against claims of infringement based on our products. Regardless of the merit of these claims, they can be time-consuming, and result in costly litigation and divert the attention of our technical and management personnel.

ACTIONS SEMICONDUCTOR CO., LTD.

To resolve any claim made against us, we may be required to develop alternative non-infringing technology or obtain a license for the relevant intellectual property, each of which could be costly and time consuming. Licenses may not be available to us on commercially reasonable terms and conditions, or at all. We might also be required to cease using the trademark or other intellectual property under which our products were being marketed and sold. If any infringement or other intellectual property-based claim made against us by any third-party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, financial condition and results of operations could be materially and adversely affected.

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

We generally rely on patent, copyright, trademark, trade secret and other intellectual property laws to establish and protect the proprietary rights in our know-how, technology, products, and product names. Our patent and trademark applications may not be granted, or if granted, may be challenged, invalidated, or circumvented by others. Further, we cannot be sure that any rights granted under patents, trademarks, copyrights or proprietary rights that are issued or registered will be sufficient to protect our technology or will in fact provide competitive advantages to us. As our revenue is not dependent on any particular patent, we believe the expiration or loss of any particular patent would not materially harm our business. However, if we are unable to protect the key intellectual property that we develop and use in our products, our ability to compete effectively may be diminished.

Our success also depends on our other rights in proprietary technology. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we also typically enter into confidentiality agreements with our employees and consultants. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspect of our platforms, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality agreements and/or licensing agreements, unauthorized parties may attempt to copy or otherwise obtain and use our platforms or technology. It is difficult to monitor unauthorized use of technology, particularly in China and other developing countries. Our precautions may not prevent misappropriation or infringement of our intellectual property.

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

The demand for portable media players may be adversely impacted by the enforcement of limits on file sharing and downloadable media content. The major record labels are pursuing ways to curb consumer downloading of music from the Internet without paying any fees or royalties to the owners of that music. In particular, the Recording Industry Association of America, a recording industry trade group, has sued numerous individuals for distributing copyrighted songs over the Internet. The U.S. Supreme Court has ruled that distributors of software for sharing music and video files may be held responsible for theft if their intent was to encourage users to illegally trade copyrighted files. These developments may cause websites offering such software to cease operating. If the record labels, other music or video producers, or other parties are successful in limiting the ability of consumers to obtain free music or videos on the Internet, without offering satisfactory alternatives, the demand for consumer electronic devices such as portable media players that use our products may decline, which in turn could harm our business, financial condition and results of operations.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced both periods of increased demand and significant downturns, often in connection with, or in anticipation of, maturing product life cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. The downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. For example, in early 2009, the semiconductor industry experienced a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn. On the other hand, at times of increased demand, if we cannot meet such demand because of reasons such as production capacity constraints, insufficient inventory or untimely transportation, our business, financial condition and results of operations may also be materially adversely affected.

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

ACTIONS SEMICONDUCTOR CO., LTD.

Risks Related to Doing Business in China
The M&A rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the Merger & Acquisition Rules, or the M&A Rules, effective on September 8, 2006. In addition, the PRC State Council recently promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Notice, which became effective on March 6, 2011. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. The M&A Security Review Notice provides for certain circumstances under which foreign investors’ acquisition of Chinese companies shall be subject to national security review of the PRC government. Because we may expand our business in part by acquiring complementary businesses, complying with the requirements of the M&A Rules and the M&A Security Review Notice to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

An unexpected slowdown in the growth of the Chinese economy may harm our growth and profitability.

Our business is primarily dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for portable media players will continue to grow with the Chinese economy. While the Chinese economy has experienced significant growth in recent years, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

China’s legal system is characterized by uncertainty that could negatively impact our business and results of operations.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited value as precedent. Beginning in 1979, the PRC government promulgated a comprehensive system of laws and regulations governing economic matters, which has had the overall effect of significantly enhancing the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors. In addition, enforcement of existing laws, or contracts based on existing law, may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of a violation of these policies and rules until some time after the violation.

ACTIONS SEMICONDUCTOR CO., LTD.

Changes in China’s political and economic policies could negatively impact our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject in a significant degree to the economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Restrictions on foreign currency exchange may limit our ability to receive and use our revenues effectively.

Any future restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies. The PRC government has introduced regulations since 1996 to allow greater convertibility of the RMB, under which regulations RMB is freely convertible for current account transactions such as trade and service-related foreign exchange transactions, but not for capital account transactions such as direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange is obtained. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

Changes in the preferential tax treatments we currently enjoy in the PRC may have an adverse impact on our results of operations.

The PRC Enterprise Income Tax Law, or EIT Law, effective January 1, 2008, has imposed a single uniform income tax rate of 25% for most domestic enterprises and foreign-invested enterprises. It contemplates various transition periods and measures for existing preferential tax policies in favor of foreign-invested enterprises, including among others, a five-year transition period from its effective date for those companies which were established before the promulgation date of the EIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday.

ACTIONS SEMICONDUCTOR CO., LTD.

Each of our principal and major PRC subsidiaries, Actions Semiconductor Co., Ltd., or Actions Semiconductor (Zhuhai), and Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), is a foreign invested enterprise operating in a designated economic zone. Actions Semiconductor (Zhuhai) benefited from a 9.0% preferential enterprise income tax rate for the year ended December 31, 2008, 15.0% for the year ended December 31, 2009, and 15.0% for the year ended December 31, 2010 due to its certification as a High Technology Enterprise. Artek Microelectronics (Shenzhen) was exempted from income tax for the years ended December 31, 2008 and benefited from a 10.0% preferential rate for the year ended December 31, 2009, and 11.0% for the year ended December 31, 2010 due to its certification as a High Technology Enterprise. We expect that our overall applicable tax rates will increase in 2011 and further increase following the expiry of the above preferential tax treatment in December 2012.

While the EIT Law equalizes the tax rates for foreign-invested enterprises and domestic enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as High Technology Enterprises supported by the PRC government, whether foreign-invested enterprises or domestic enterprises. According to the EIT Law, entities that qualify as High Technology Enterprises supported by the PRC government are expected to benefit from a tax rate of 15%, as compared to the uniform tax rate of 25%.  In December 2008, Actions Semiconductor (Zhuhai) was certified as a “High Technology Enterprise” by the relevant tax authorities and became entitled to a preferential income tax rate of 15%. Unless Actions Semiconductor (Zhuhai) continues to qualify as a “High Technology Enterprise” in 2011 and beyond, it will be subject to a 24% tax rate in 2011 and a 25% tax rate starting in 2012. There can be no assurances that any of our PRC subsidiaries will continue to qualify as High Technology Enterprises supported by the PRC government in the future, and benefit from such preferential tax rate. For more information regarding the impact of the EIT Law on us, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Taxation.”

We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.

Under the EIT Law, if any enterprise incorporated outside the PRC has its “de facto management body” located within the PRC, such enterprise may be recognized as a PRC resident enterprise and be subject to the unified enterprise income tax rate of 25%. On December 6, 2007, the Implementation Rules of the EIT Law were promulgated, which rules defined the “de facto management body” as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Further, on April 22, 2009, the PRC State Administration of Tax, or SAT, issued a Notice on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or the April Notice, which took effect retrospectively on January 1, 2008. According to the April Notice, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) material assets, books and accounts, company chop and meeting minutes of board meetings or shareholder meetings are kept or placed within China; and (iv) half or more of the directors with voting rights or senior management habitually reside within China. According to this April Notice, in determining the location of de facto management, “substance over form” principle should be followed. Because this April Notice was issued to regulate PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in the notice can only be used for reference purposes. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

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

According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from enterprise income tax except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, given the short history of the EIT Law and the subsequently issued circulars retroacting to January 1, 2009, it remains unclear whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from enterprise income tax. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and non-resident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC enterprise income tax and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements.

Our subsidiaries in China are foreign-invested enterprises directly held by our subsidiaries in Hong Kong or Mauritius. According to the tax treaties between China and Hong Kong and between China and Mauritius, dividends payable by a foreign-invested enterprise in China to a company in Hong Kong or to a company in Mauritius, which directly holds at least 25% of the equity interests in the foreign-invested enterprise, will be subject to a withholding tax of 5%. However, on February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the 2009 February Notice, clarifying that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Furthermore, on August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures on Treatment of Non-residents under Tax Treaties (Trial Implementation), or 2009 August Notice, which became effective on October 1, 2009. According to the 2009 August Notice, any non-resident who wishes to enjoy tax treaty treatment under the following sections in the relevant tax treaties shall apply to the tax authorities with competent jurisdiction for approval: (i) dividend; (ii) interest; (iii) royalty; and (iv) property income. The relevant tax authorities shall have twenty to fifty working days, after an application is accepted, to decide whether to approve such application. If the relevant tax authorities do not notify the applicant of the approving result in writing within the above time frame, the relevant application shall be deemed to have been approved. We have not applied to the relevant tax authorities for the preferential withholding tax rate under the tax treaty between China and Hong Kong or the tax treaty between China and Mauritius so far. Since both the 2009 February Notice and the 2009 August Notice have been in effect for a relatively short period of time,, it remains unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiaries or our Mauritius subsidiary. If the relevant tax authority determines that our Hong Kong subsidiaries and Mauritius subsidiary were set up to take advantage of the preferential tax rates on dividends, or our application for the preferential withholding tax rate under the tax treaty between China and Hong Kong or the tax treaty between China and Mauritius is rejected by the competent tax authorities, the higher 10% withholding tax rate may apply to such dividends.

If we are considered as a PRC “resident enterprise”, the dividends we pay with respect to our ADSs, or the capital gain you may realize from the transfer of our ADSs, could be treated as income derived from sources within the PRC and be subject to PRC withholding tax. If such dividends or capital gains are taxable in the PRC, the applicable income tax rate would be 10% for non-PRC institutional shareholders and 20% for non-PRC individual shareholders, unless they are able to claim a lower tax rate pursuant to applicable tax treaties. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC resident shareholders, or if you are required to pay PRC income tax on the transfer of your ADSs, the value of your investment in our ADSs may be materially and adversely affected.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Equity Transfer (“Circular 698”) that was released in December 2009 with retroactive effect from January 1, 2008.

The SAT released the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Equity Transfers, or Circular 698, on December 10, 2009 that addresses the transfer of equity interest in resident enterprises by nonresident companies. Circular 698, which is effective retroactively from January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an intermediate offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. If the intermediate holding company mainly serves as a tax avoidance vehicle and does not have any reasonable business purpose, the PRC tax authority may disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the foreign investor may be subject to a 10% PRC withholding tax for the capital gains realized from the equity transfer.

We do not believe that a transfer of our ordinary shares or ADSs by our non-PRC shareholders should be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as such share transfer is not carried out for the main purposes of avoiding PRC taxes. However, Circular 698 is relatively new and there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice. If you are required to pay PRC withholding tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 will affect our financial conditions or operations. For example, we may be required to expend valuable resources on complying with Circular 698 or establishing that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.

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

ACTIONS SEMICONDUCTOR CO., LTD.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year to their reserve fund in accordance with the requirements of relevant laws and provisions in their respective articles of associations. As a result, our PRC subsidiaries may be restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Relations between Taiwan and China could negatively affect our business, financial condition and operating results and, therefore, the market value of our ADSs.

China does not recognize the sovereignty of Taiwan. Although significant economic and cultural relations have been established during recent years between Taiwan and China, relations have often been strained. Therefore, factors affecting the military, political or economic relationship between China and Taiwan could adversely affect our business, financial condition and operating results.  For example, the Taiwan government may periodically adopt or amend its regulations and policies relating to investment and participation in investments in PRC companies by Taiwanese persons or entities established under the laws of Taiwan, referred to as Taiwanese Persons.  In the past, the Taiwan government imposed restrictions on direct and indirect investments by Taiwanese Persons in certain industries in the PRC, including the semiconductor design industry and certain sectors of the semiconductor manufacturing industry, and provided that any Taiwanese Person with “control and influence” over a non-Taiwan entity that has investments in a PRC entity would be deemed to have made an indirect investment in such PRC entity. Because certain of our directors, senior management and employees are Taiwanese Persons, if these prior investment restrictions were reinstated, the Taiwan government may consider one or more of our directors, senior management and employees to have inappropriate control and influence. In this event, such director, senior management member or employee could be required to leave the company or be subject to sanctions by the Taiwan government.

Fluctuations in the value of the RMB could negatively impact our results of operations.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar so that the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 25% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2010. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB.

As we rely entirely on dividends paid to us by Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), any significant devaluation of the RMB may have a material adverse effect on our financial condition.

Reduction in interest rates will result in a decrease in our interest income.

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have very limited derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2008, 2009 and 2010, the rate of return on RMB cash deposit was 4.7%, 4.3% and 4.4% respectively. In light of the current global economic recovery and prudent monetary policy, interest rates for cash deposits may stay at relatively high levels for an extended period of time. For example, China’s central bank raised interest rates twice in 2010. As of December 31, 2010, the one-year RMB deposit rate was 2.75% in China, increased by 0.5% from the beginning of 2010. However, if there was any uncertainty in global economic and market conditions, decreasing interest rate might adversely affect out interest income and further impact our net income.

The systematic credit risks among banking and financial institutions in China and worldwide may negatively impact our results of cash management and eventually shareholder’s equity.

         As of December 31, 2010, we had marketable securities, current and non-current, of US$189.2 million. These marketable securities were principally investments with guaranteed high interest rates and mainly 3 to 24 month terms. Most of them were issued, managed or guaranteed by state-owned banks or financial institutions in China. Chinese government has been closely supervising its state-owned banks and financial institutions since the global financial crisis in 2008 and does not allow any delinquencies in credit guaranteed by them. However, if Chinese government relaxes its discipline on its banking and financial systems, the systematic credit risks may cause our investments in marketable securities or the returns on such investments to become uncollectible, impacting our results of cash management, and eventually deteriorating shareholder’s equity.

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

We are a fabless semiconductor company that engages primarily in the businesses of designing, developing and marketing integrated platform systems, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable multimedia players. Also, based on the primary activities of our officers and directors and an analysis of our income during 2010, we do not believe we will be considered an investment company. Nevertheless, a part of the determination of whether we will be an investment company will be based upon the composition and value of our assets, a significant portion of which are time deposits, restricted cash in the form of loan guarantees and marketable securities that are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company.

If we were to become subject to the requirements of the 1940 Act, our operations and results would be negatively impacted in a significant manner, including among other possible effects, our inability to borrow money or raise capital through the offer and sale of our securities in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission. Additionally, we would be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid becoming an "investment company" as defined under the 1940 Act. We may incur significant costs and management time to avoid being considered an investment company under the 1940 Act, as amended.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing price of our ADSs on the Nasdaq Global Market has ranged from US$12.24 to US$ 1.35 per ADS and the last reported sale price on April 21, 2011 was US$2.40. Our ADSs price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many ADS issuers with a majority of operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

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

As a holder of our ADSs, you will not be recorded as a shareholder on the share register of the Company. Only registered holders of our ordinary shares are entitled as a matter of Cayman Islands law to exercise the rights of shareholders including voting their shares and receiving dividends and distributions. The depositary or its custodian will be the registered holder of all the ordinary shares represented by the ADSs and, thus, will be the only party entitled to exercise the rights of a shareholder with respect to those ordinary shares held by them. You will not be able to exercise the rights of a shareholder, including the right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not be able to withdraw ordinary shares in time to be able to exercise your rights. For example, you may not know about shareholder meetings far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of an upcoming vote and arrange to deliver our voting materials to you. You may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be little you can do if the ordinary shares underlying your ADSs are not voted as you requested.

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

We, Actions Semiconductor Co., Ltd., or Actions Cayman, are an exempted company incorporated under the Companies Law (2010 Revision) of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., originally established as a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. In 2010, we switched Actions Semiconductor (Mauritius) to a “category 1” global business company to be qualified as a resident company in Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 1 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 16, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we established in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor Co., Ltd., a subsidiary incorporated on December 28, 2001 in Zhuhai, China, which we refer to as Actions Semiconductor (Zhuhai). We conducted substantially all of our operations through Actions Semiconductor (Zhuhai) until Artek Microelectronics Co. Ltd., or Artek Microelectronics (Shenzhen), another wholly owned subsidiary in China with focus on the design, manufacturing, and marketing of SoCs for portable media players, was established on March 14, 2006. As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company through which to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00, Actions Technology (HK), a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs, forwarding and logistic infrastructure. In addition, certain of our customers may be able to conduct global tax planning by making purchases through our Hong Kong subsidiary. In August 2007, Actions Semiconductor (Mauritius) transferred its ownership of Actions Technology (HK) to Actions Enterprises (HK) Co., Ltd., or Actions Enterprises (HK), an investment holding company incorporated in Hong Kong in 2007 and wholly owned by Actions Cayman.  In July 2010, Actions Enterprises (HK) transferred all of its interest in Actions Technology (HK) to Actions Cayman. As described in more detail below, in July, 2010, Actions Cayman sold Actions Enterprises (HK) to Nann Capital Corporation, or Nann Capital, for a nominal consideration of US$1.00, which reflected its zero net value.

On November 17, 2005, we established a subsidiary in the British Virgin Islands, Actions Microelectronics Co., Ltd., or Actions Microelectronics (BVI), which serves as a holding company of our research and development center. On December 19, 2005, Actions Microelectronics (BVI) established a subsidiary in Beijing, China, Beijing Actions North Microelectronic Co., Ltd., or Beijing Actions, which served as our research and development center for imaging and video technology. On February 13, 2006, Beijing Actions North Microelectronic Co., Ltd. changed its English name into Actions Microelectronics Co., Ltd., which we continue to refer to as Beijing Actions. On September 22, 2009, Beijing Actions introduced a group of new shareholders and raised its registered capital from US$2.5 million to US$10.0 million. We further invested US$1.5 million in Beijing Actions in connection with such registered capital increase and subsequently invested an additional US$2.6 million in Beijing Actions on January 25, 2011. Our interest in Beijing Actions was diluted from 80% to 35% in 2009 but then increased to 46% in 2011 as a result of the above financing and investment activities.  Our total investment in Beijing Actions reached US$6.1million as of January 25, 2011. Beijing Actions has been deconsolidated and became an equity method investee effective September 30, 2009.

On December 28, 2005, we established a subsidiary in the British Virgin Islands, Artek Microelectronics Co., Ltd., or Artek Microelectronics (BVI), which served as a holding company for other subsidiaries we might establish in China later on. On January 16, 2006, Artek Microelectronics (BVI) established a subsidiary in Hong Kong, Artek Microelectronics Co., Ltd., (HK) or Artek Microelectronics (HK), which we originally planned to use as our second sales and customer support center in Hong Kong, but it did not operate in trading activity. On March 14, 2006, Artek Microelectronics (BVI) established another subsidiary in Shenzhen, China, Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), which serves as a part of our sales office and houses our technology service center.

ACTIONS SEMICONDUCTOR CO., LTD.

On February 10, 2006, we established a subsidiary in the British Virgin Islands, Actions Capital Investment, Inc., or Actions Capital, through which we may invest in or acquire technologies or companies complementary to our current operations. On January 13, 2009, Actions Capital established a subsidiary in Republic of Malaysia, Actions Capital Investment (Malaysia) Inc., or Actions Capital Malaysia, which serves as a tax-effective investment vehicle of Actions Capital.

We determined that it is advantageous for us to adjust our investment structure to use Hong Kong companies to hold our interests in our PRC subsidiaries. On August 17, 2007 and September 6, 2007, we established two subsidiaries in Hong Kong, Actions Microelectronics Co., Ltd., or Actions Microelectronics (HK), and Actions Enterprises (HK), respectively, which serve as the holding companies of Beijing Actions and Actions Technology (HK), respectively. We wound up two BVI holding companies, Actions Microelectronics (BVI) and Artek Microelectronics (BVI), after the latter transferred its holding of Artek Microelectronics (Shenzhen) to Artek Microelectronics (HK), on December 1, 2007 and 2008, respectively. Before Artek Microelectronics (BVI) was dissolved, it transferred in 2008 its 100% ownership interest in Artek Microelectronics (HK) to Actions Cayman, which then became the sole shareholder of Artek Microelectronics (HK).

On March 27, 2008, Actions Semiconductor (Zhuhai) established a subsidiary in Shanghai, China, Shanghai Actions Semiconductor Co., Ltd., or Shanghai Actions, which currently serves as our research and development center in Eastern China and may expand its operations into manufacturing and marketing for its own portable media player product lines in the future.

On August 20, 2009, Actions Enterprises (HK) established a 100%-owned subsidiary in Shanghai, China, Actions Technology (Shanghai), which acquired a land use right from Shanghai Zhangjiang Government for the purpose of constructing a new office building in Shanghai Zhangjiang High-Tech Park. However, considering our limited utilization of the new office building, we subsequently transferred our entire ownership interest in Actions Technology (Shanghai)’s holding company, Actions Enterprises (HK), to Nann Capital for US$1.00, which fairly reflected the zero networth of Actions Enterprises (HK). Following the disposal of Actions Enterprises (HK), we made a capital injection of US$4.4 million to acquire 40% equity interest in Nann Capital in July 2010.

On August 31, 2010, to expand our research and development capability, and explore the competitive potentials of our products, we acquired additional interest in one of our equity method investees, Mavrix Technology, Inc., or Mavrix, for approximately US$1.2 million. As a result, Mavrix became a 93.4% owned subsidiary subject to consolidation.

Our principal executive offices are located at 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, and our telephone number is (86-756) 339-2353. Our agent for service of process in the United States is Depositary Management Corporation, located at 570 Lexington Avenue, 44 th Floor, New York, New York 10022. Our Internet address is www.actions-semi.com. The information on our web site is not a part of this document.

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

Industry Background

Portable media players are battery-powered, portable consumer electronic devices that capture, store and play digital media files such as compressed audio, image and video files. Portable media players are featured with a wide range of industry audio compression technologies, the most popular of which include AAC, APE, FLAC, MP3, Ogg Vorbis and WMA, and video compression technologies such as AMV, FLV, H.264, MPEG2/4 and WMV.

ACTIONS SEMICONDUCTOR CO., LTD.

Portable media players have in recent years emerged as one of the most popular consumer electronics products, with dedicated audio players and integrated digital audio/video players currently being the two most popular products in this category. We believe that several factors will continue to drive the growth in demand for portable media players:

•
Transition from traditional consumer electronic devices to digital. Digital portable media players have several advantages over traditional devices, such as CD and DVD players, including reduced size, greater capacity and longer battery life;

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

In order to differentiate their products, brand owners of portable media players must equip their products with unique designs and features. Often, brand owners and contract manufacturers lack comprehensive in-house design capabilities required to address the market trend towards increased functionality and short product life cycles. Since it is generally time-consuming and cost-prohibitive to create an entirely new system for each new function added, brand owners rely on value-added distributors to work closely with an integrated platform provider to not only provide the required features and functions but also provide total, integrated solutions that deliver the correct combination of features, cost, processing speed and power consumption. We believe we are one of the few integrated platform providers to have the capability to provide total solutions directly to the contract manufacturers and brand owners based on a standard reference design.

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

System-on-a-Chip (SoC)

The functionality of portable media players is largely determined by the SoC controller, which together with memory components constitute a significant portion of a portable media player’s total cost. Portable media players’ small size and cost considerations usually require the use of a highly integrated mixed-signal SoC that incorporates standard digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers. Our SoCs are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a power management unit and other components. Our SoCs are designed to be utilized for portable media players with upgradeable firmware. SoCs for portable media players must address a range of requirements, including high performance, low cost, high levels of system integration and low power consumption. We utilize a compact system architecture that incorporates an optimized algorithm with an embedded task management system in order to maximize the cost efficiency of our SoCs and solutions. Further, this architecture reduces the size of our SoCs and improves our SoCs’ power efficiency and functionality.

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

The following table sets forth major SoCs we have introduced and shipped from 2008 to the first quarter of 2011.

Targeted Application	Product No.	Key Features	Month Introduced
MP4	ATJ2283A	1080P Video Decoder, AV/YPbPr, 40bit ECC (Error Correcting Code), LQFP128 packaging	April 2011
	ATJ2285A	1080P Video Decoder, AV/YPbPr/HDMI TV Out, Flash UI (User Interface), Flash Game, USB Host, TP (Transport Program), 40bit ECC, LQFP176 packaging	March 2011
	ATJ2289B	1080P Video Decoder, AV/YPbPr/HDMI TV Out, CMOS Sensor, Flash UI, Flash Game, USB Host, TP, 40bit ECC, LQFP176 packaging	March 2011
	ATJ2273B	720P Video Decoder, CPU/RGB LED＋AV/YPbPr, 40bit ECC, LQFP128 packaging	February 2011
	ATJ2275B	720P Video Decoder, CPU/RGB LED＋YPbPr＋HDMI, 40bit ECC, LQFP176 packaging	October 2010
	ATJ2279B	720P Video Decoder, AV/YPbPr/HDMI TV Out, CMOS Sensor, Flash UI, Flash Game, USB Host, TP, 40bit ECC, LQFP176 packaging	October 2010
	ATJ2257	VGA Decoder & Encoder, up to VGA 25fps, Sensor, TV Out, 12bit ECC, LQFP144 packaging	September 2010
	ATJ2255C	ATJ2253C Function, USB Host, Flash UI, Flash game, LQFP128 packaging	June 2010
	ATJ2237K	TV Out, CMOS Sensor, 8/16bit Game Simulator, 12Bit ECC, LQFP128 packaging	June 2010
	ATJ2258C	2253C Function, RGB (Red, Green, Blue) LCD, LQFP144 packaging	November 2009
	ATJ2253C	32bit ECC, D1 Video Decoder, TV Out, LQFP128 packaging	November 2009
	ATJ2259C	Replace ATJ2259B, 32bit ECC, LQFP176 packaging	June 2009
ATJ2236T
MP3, WMA (Windows Media Audio), OGG (oggVorbis), APE (lossless audio format), DRM10 (Digital Rights Management), FM, Voice Recording, SRS (Sound Retrieval System), Picture Browse, AVI(XviD) / WMV Video (QVGA 30fps), 12bit ECC, TV Out, SDRAM support up to 64MB; LQFP128 packaging
July 2008
ATJ2137
MP3, WMA, FM Radio Video Play QVG (Quarter VGA) 30frame-XVID (codec format), WMV, FLV (Flash Video), 3GP, RM/RMVB (Real Media/ Real Media Variable Bit) , SRS , AVOUT, Video Recorder, AVI (Xvid QVGA 24fps), NAND Flash, Game USB Slave 2.0
January 2008
MP3	ATJ3315	LQFP64 (7*7mm), 4wire-card, Nor flash, 24bit ECC flash, Li-ion/AAA battery	June 2010
	ATJ3310	MP3, WMA, USB high speed, LQFP48 (7*7mm), 24 bit ECC flash	June 2010
	AK2117	MP3, WMA, FM Radio, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm), 4wire-card, 24bit ECC flash	August 2010
	ATJ2057C	MP3, WMA, OGG, APE, FLAC, SRS, DRM 10, FM Radio, Voice Recording, AMV.	March 2010
	AK2011C	MP3, WMA, OGG, APE, FLAC (Free Lossless Audio Codec), DRM 10, SRS, LQFP48 (7*7mm) packaging, 24bit ECC	November 2009
	ATJ2115C	MP3, WMA, OGG, APE, FLAC,DRM10, FM, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG) LQFP80 (10*10mm) packaging, 8wire-card, 24bit ECC flash, MP3 encode	July 2009
	AK2027C	MP3, WMA, OGG, APE, FLAC, DRM 10, FM Radio, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm) packaging, 4wire-card, 24bit ECC	July 2009
	ATJ2031	MP3, WMA, USB high speed, LQFP48 (7*7mm) packaging, 12bit ECC flash	June 2009
	ATJ2037	LQFP64 (7*7mm) packaging, 4wire-card, Nor flash, 12bit ECC flash, Li-ion/AAA battery	June 2009
	AK2011	MP3, WMA, USB 2.0 High Speed, No Display /Display, NAND Flash	June 2008

Targeted Application	Product No.	Key Features	Month Introduced
Car Audio Dongle	AK3027T	MP3, WMA, OGG, APE, DRM 10, FM Radio, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG), FM Transmit integrated, LQFP64, 4wire-card, 24bit ECC	March 2011
	ATJ3003S	MP3, WMA, FM Transmit I/F, Host, Nand flash, Card, 24Bit ECC, LQFP48	June 2010
	ATJ3003T	MP3, WMA, FM Transmit integrated, Host, Card, 24Bit ECC, LQFP64	July 2010
	ATJ2003T	MP3, WMA, FM Transmit integrated, Host, Card, 8/12Bit ECC, LQFP64	October 2009
	ATJ2009T	MP3, WMA, FM Transmit integrated, Nor Flash, Host, Card, LQFP64	October 2009
	ATJ2009	MP3, WMA, FM Transmit I/F, Nor Flash, Host, Card, LQFP48	July 2009
	ATJ2003	MP3, WMA, FM Transmit I/F, Host, Nand flash, Card, 8/12Bit ECC, LQFP48 packaging	June 2009
Boom-Box	ATS2503	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP64 packaging , Karaoke function	January 2011
	ATS2501	MP3, WMA, FM Receiver I/F, RTC, REC, Nor Flash, Host, 4wire-card, LQFP64	September 2009
	ATJ2009	MP3, WMA, FM Receiver, Nor Flash, Host, 1wire-Card, LQFP48	July 2009
Automobile Audio System	ATS2501	MP3, WMA, FM Receiver I/F, RTC, REC, Nor Flash, Host, 4wire-card, LQFP64 packaging	September 2009
	ATS2503	MP3, WMA, FM Receiver I/F, RTC, REC, Nor Flash, Host, 4wire-card, LQFP64 packaging	March 2011

ACTIONS SEMICONDUCTOR CO., LTD.

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

We do not typically enter into long-term contracts with our customers. Most of our value-added distributor customers provide us with a three-month non-binding rolling forecasts each month and typically place purchase orders shorter than one month before expected delivery, although such purchase orders are still subject to adjustments or cancellations by such customers. Our customers are generally invoiced at the time of delivery. We also provide limited credit terms for our key customers.

Our most significant customers in 2009 included GMI Technology, Steed Digital Technology, Sino-Mos Electronics, Boton-tech and WPI, all of which are value-added distributors and collectively accounted for approximately 65% of our revenues. In 2010, our top five customers included GMI Technology, TCH(HK) Technology, Junjia Digital Technology, Sino-Mos Electronics, and Boton-tech, all of which are value-added distributors and collectively accounted for approximately 70% of our revenues. In 2009 and 2010, sales directly to brand owners accounted for approximately 3% and 1.2% of our SoCs sold, respectively, many of our products sold to value-added distributors were incorporated in branded products.

Our sales to customers in the PRC accounted for approximately 1.6%, 2.0% and 2.1% of our revenues in 2008, 2009 and 2010, respectively. Export sales to our customers in Hong Kong accounted for approximately 98.4%, 98.0% and 97.9% of our revenues in 2008, 2009 and 2010.We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong and the PRC.

ACTIONS SEMICONDUCTOR CO., LTD.

Marketing

Our marketing group focuses its efforts on product strategy, new product introduction, demand assessment and competitive analysis. Our marketing group works closely with our value-added distributors and contract manufacturer customers to better align our product development efforts with the requirements of the brand owners. We also hold product introduction seminars with our value-added distributor, contract manufacturers and brand owner customers whenever we have a major breakthrough in product development. Our marketing group monitors our sales and the inventory levels of our customers to allocate our shipments. In addition, our marketing group collaborates with our customers in product development strategies and strategic marketing. We have been able to leverage our position at the beginning of the portable media player design and manufacturing value chain to organize group purchases and negotiate volume discounts for our downstream customers who require other portable media player components, such as flash memory, LCD or OLED displays, to build their end-products. Our marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our research and development department as well as with our brand owner customers.

As of December 31, 2010, we had a total of 24 direct sales and marketing employees, most of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2010, our technology service center employed 114 field application engineers, 90 of whom were located in Zhuhai and 24 of whom were located in Shenzhen. We plan to increase the number of our application engineers as we continue to grow our business.

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

The supplies of raw silicon wafers for fabrication are sufficient. However, the processing capacity in certain technology nodes may significantly fluctuate due to market demands and contract foundries’ capital investment plans. If the capacity is tied up and in high demand, fabricated wafer price will increase and the lead time will be prolonged. During the financial downturn in late 2008 through early 2009, when the market demands were extremely light and foundry utilizations were at record low, we enjoyed competitive wafer pricing. In the second half of 2009, the market demands recovered and foundry capacity become short, and as a result wafer prices had limited flexibility. In addition, in 2010, certain international Integrated Device Manufacturers (IDMs) released large orders to foundries, and the foundry capacity was tied up, as a result of which the wafer price had little flexibility We are further migrating our processing technology to smaller geometries to reduce costs and bottlenecks in capacity.

We manage much of our manufacturing logistics internally, including pre-production hardware testing, test program development, characterization and qualification testing, production scheduling, capacity planning, work-in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis.

Our SoCs are designed to use low-cost, industry standard packages and are to be tested with widely available automatic testing equipment. Following processing, silicon wafers that are manufactured for our SoCs are either tested by us internally or by third-party testing houses such as Siliconware Technology and Tian Shui Hua Tian Technology. Thereafter, these wafers are shipped to third-party packaging subcontractors such as Tian Shui Hua Tian Technology, Siliconware Technology and Nantong Fujitsu Microelectronics, where they are sliced into individual die, and assembled into finished semiconductor packages and tested on site or returned to us for final product testing.

ACTIONS SEMICONDUCTOR CO., LTD.

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first-hand knowledge of the manufacturing process. We conducted almost all of the testing of our silicon wafers internally in 2008, 2009 and 2010, and approximately 98%, 100% and 100% of the testing of our final SoC products internally in 2008, 2009 and 2010, respectively. We will closely evaluate our in-house testing capacity to ensure the most cost-effective combination between on-site and out-sourced testing.

Quality and Reliability Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of our products, processes and customer service. We apply established design rules and practices for devices through standard design, layout and testing processes. We also rely on in-depth simulation studies and practical application testing to validate and verify our SoCs. We strive to achieve best-in-class quality and reliability performance on all of our products through a systematic approach that emphasizes quality at every phase of product development and manufacturing. From initial design conception to fabrication, testing, and assembly, we strive to assure quality by fabrication and assembly process monitoring, materials inspections, wafer level reliability, testing, new product qualification testing and reliability monitoring of finished products. We emphasize a strong supplier quality management practice in which the independent suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. We also require that the independent suppliers used by our manufacturing logistics partners have a quality management system, are certified to the ISO9000 seriesstandard and have an environmental management system certified to the ISO14000 standard. In addition, our suppliers and we actively comply with the requirements of the applicable laws and regulations related to environment control and protection. To ensure consistent product quality, reliability and yield, we work together with our contract manufacturers to closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry, testing house and assembly subcontractor.

Intellectual Property

As of December 31, 2010, we held 81 issued patents and had 107 pending patent applications in PRC, nine pending patent applications in the United States and nine pending patent applications in the European Union. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. In addition, we owned 18 registered layout designs and 22 registered computer software copyrights in the PRC.

We held 26 registered trademarks and 40 pending trademark applications in the PRC as of December 31, 2010. In addition, we also held four registered trademarks in Hong Kong, four in Taiwan, four in the United States, four in the European Union, three in Australia, three in Russia, three in Korea, three in Singapore, two in Japan, three in Canada and one in India as of December 31, 2010. Our trademarks include Actions, Actions Semiconductor, and Actions Semiconductor logo. These trademarks remain valid while we continue to use and renew them.

We have established an intellectual property rights, or IPR, department which serves our entire organization and undertakes patent application, trademark registration, integrated circuit layout design [registration?], software copyright registration, and related legal affairs. As of December 31, 2010, we had seven in-house intellectual property legal counsels and engineers who worked closely with all departments including marketing, research and development and had extensive connections with external law firms and intellectual property offices.

Competition

The market for SoCs for portable media players is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin, Freescale (SigmaTel), General Plus, Ingenic, MVSilicon, Rockchips, Sino Wealth, Sunplus, Top Wise and Vmicro. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally that are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different from the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

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

We believe we are well positioned to compete in the design and manufacturing technology areas against our competitors because of our ability to provide total solutions cost-efficiently to our customers that allow them to quickly roll out new and differentiated products while reducing the overall system cost and size.

Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue (the “Guidance Catalogue”) amended on October 31, 2007 and effective as of December 1, 2007 by the PRC Ministry of Commerce and the PRC State Development and Reform Commission (the “SDRC”), integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the businesses of integrated circuit design and software development and production currently conducted by Actions Semiconductor (Zhuhai) and our other subsidiaries within the PRC.

Integrated Circuit Design and Software Development

Pursuant to the Several Policies on Encouragement of Development of Software and Integrated Circuit Industries promulgated by the PRC State Council on June 24, 2000 and effective as of the same date (the “Encouragement Policies”), certified software enterprises can enjoy various incentive polices available to the software enterprises under the Encouragement Policies, such as incentive policies relating to investment and financing, taxation, industrial technologies, exports, income distribution and protection of intellectual property rights. For example, certified software enterprises are exempt from tariffs on their imported manufacturing equipment for self-use. Certified integrated circuit design enterprises are treated in the same manner as certified software enterprises and therefore can enjoy the incentive polices available to certified software enterprises under the Encouragement Policies.

Certification of software enterprises is governed by the Tentative Standards and Administrative Measures on Certification of Software Enterprises, or the Software Certification Measures, issued by the PRC Ministry of Industry and Information Technology, or MIIT, which was formally called Ministry of Information and Industry prior to June 29, 2008, the PRC Ministry of Education, the PRC Ministry of Science and Technologies and the SAT on October 16, 2000 and effective as of the same date. Pursuant to the Software Certification Measures, software products are defined as software embedded in computer software, information systems or equipment provided to users or computer software provided in conjunction with the provision of computer information system integration or application services or other technical services. The MIIT is responsible for the nationwide administration of such certification, and relevant software industrial associations or other associations authorized by the MIIT are the certification organizations of software enterprises. Actions Semiconductor (Zhuhai) has been certified as a software enterprise from 2003 to 2010, and is subject to annual inspection.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products, or the IC Design Certification Measures issued by the MIIT and the SAT on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MIIT and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MIIT. Final verification and approval must be given by the MIIT in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Actions Semiconductor (Zhuhai) has been certified as an integrated circuit design enterprise from 2005 to 2010, and is subject to annual inspection.

China’s State Council publicly issued a circular on January 28, 2011 that provides various incentives for the software and integrated circuit industries.  Specifically, the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries (Guo Fa [2011] No. 4), or Circular 4 contains tax, investment and financing, and R&D incentives.  In addition to existing incentives, Circular 4 confirms that certain new tax incentives will be introduced. For example, the certified software enterprises and certified integrated circuit design enterprises may be exempt from business tax and simplified application procedures will apply to the following activities: (1) Software development and testing; (2) Information system integration, consulting and maintenance; and (3) IC design. Implementation rules for these incentives will be issued by the competent government authorities, including the PRC Ministry of Finance and the SAT.

ACTIONS SEMICONDUCTOR CO., LTD.

Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents, copyrights and other intellectual property rights. China has adhered to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Integrated circuit diagram designs are specifically protected under the Protection Regulations for Integrated Circuit Diagram Design promulgated by the State Council on April 2, 2001 and effective as of October 1, 2001 and its Implementation Rules issued by the PRC State Intellectual Property Office, or the SIPO, on September 18, 2001 and effective as of October 1, 2001. Integrated circuit diagram designs are entitled to proprietary rights for a ten-year period upon registration with the SIPO.

Registered trademarks are protected under the Trademark Law amended by the Standing Committee of National People’s Congress or the SCNPC on October 27, 2001 and effective as of December 1, 2001. Trademarks can be registered with the Trademark Office for renewable ten-year periods.

Registered patents are protected under the Patent Law amended by SCNPC on December 27, 2008 and effective as of October 1, 2009. Under the Patent Law, patents are divided into three categories: specifically inventions, utility models and exterior designs, which can be registered with the Patent Office. The protection period for inventions is 20 years, and the protection periods for utility models and exterior designs are 10 years.

The SCNPC amended the Copyright Law on February 26, 2010, which amendment went effective as of April 1, 2010, pursuant to which certain engineering and product designs and software are eligible for copyright protection. In addition, copyrights for computer software are specifically protected under the Protection Regulations issued by the State Council on December 20, 2001 and effective as of January 1, 2002. There is also a voluntary registration system for computer software copyrights, which is administered by the China Copyright Protection Center.

Taxation in the PRC

The EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, foreign invested enterprises and domestic enterprises are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transition to the 25% uniform tax rate during such five-year period. For those companies which are enjoying tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law, i.e., 2008. While the EIT Law equalizes the tax rates for foreign invested enterprises and domestic enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as High Technology Enterprises supported by the PRC government, whether foreign invested enterprises or domestic enterprises. For the potential effects of the EIT Law on our preferential tax treatment, see “Item 3.D. Risk Factors – Risks Related to Doing Business in China – Changes in the preferential tax treatments we currently enjoy in the PRC may have an adverse impact on our results of operations.”

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. Please see “Item 3.D. Risk Factors – Risks Related to Doing Business in China – We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.”

According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from enterprise income tax except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, given the short history of the EIT Law and its subsequently issued circulars retroacting to January 1, 2009, it remains unclear whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from enterprise income tax. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and nonresident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC enterprise income tax and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements. Please see “Item 3.D. Risk Factors – Risks Related to Doing Business in China – Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws.”

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on August 5, 2008 and effective as of the same date and various further regulations issued by the PRC State Administration of Foreign Exchange, or the SAFE, RMB can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services as long as such payment is supported by bona fide legal transactions, which will be examined by the responsible bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into RMB, or RMB into foreign currency, and remittance thereof into or out of China requires approval or registration by SAFE or its local counterparts.

Within China, unless otherwise approved, all payments must be made in RMB. Pursuant to the newly amended regulation, Chinese companies may repatriate foreign currency payments received from abroad into China or retain them abroad, the conditions and terms thereof shall be provided by SAFE, in accordance with the balance of payments and the need of foreign currency administration. Foreign invested enterprises, such as Actions Semiconductor (Zhuhai), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

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

In addition, the SAT recently has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

Under these regulations, a foreign invested enterprise in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In particular, each of our principal PRC subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, is required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash.

Regulations on Labor

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. The regulations include specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract that is not renewed, unless the non-renewal is due to the employee’s refusal to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to compensate an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.

Seasonality

For a discussion of the seasonal factors affecting our business, see “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Seasonality of the demand for our products.

C.	Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of March 31, 2011.

ACTIONS SEMICONDUCTOR CO., LTD.

D.	Property, Plants and Equipment

Our principal locations, their purposes and the expiration dates for leases on facilities at those locations are shown in the table below.

Location	Purpose	Approximate square feet	Lease expiration
Zhuhai, PRC	Corporate headquarters	80,044	April 2011
Hong Kong	Export trade office and warehouse	2046	December 2012 and March 2013
Shenzhen, PRC	Sales office and technology service center	13,546	Monthly renew
Shanghai, PRC	Research and development and management service center	19,021	March 2012

With support from our subsidiaries in Shanghai and Shenzhen, China, our corporate headquarters facilitate the majority of our semiconductor design operations, including our semiconductor testing operations. We entered into a Land Use Right Grant Agreement on December 21, 2005 with the Bureau of Land Resources, Zhuhai for 52,250 square meters of land on which to set up our new corporate headquarters. We began construction of our new headquarters at this location in June 2008 and the total construction cost is estimated approximately at US$30.5 million. As of December 31, 2010, the total expenditure related to the new construction is approximately US$20.9 million and the construction is expected to be completed around April 2011. As we have sufficient cash flow on hand, there is no plan for external financing. We believe our current facilities are adequate and that additional space will be available on commercially reasonable terms for the foreseeable future.

On March 19, 2010, Actions Technology (Shanghai) won the bid to purchase from the local government the land use right for 50 years of a parcel of land of approximately 11,000 square meters in size located in Zhangjiang Hi-Tech Park, Pudong District, Shanghai, for a purchase price of RMB 61.2 million and enter into a land transfer contract with the Pudong District government after paying the full biding price on July 23, 2010. After Actions Cayman transferred Actions Enterprise (HK), the holding company of Actions Technology (Shanghai), to Nann Capital and invested 40% of Nann Capital, Actions Technology (Shanghai) has become one of our indirect equity method investments. Actions Technology (Shanghai) is in the process to comply with the requirements of environmental evaluation, investment approval and land use planning approval of the applicable PRC government authorities. Actions Technology (Shanghai) plans to construct a research and development center on this parcel of land and expects to fund the bulk of the construction expenditures with capital injection from its shareholders, including us.

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

We have also generated limited revenues in providing semiconductor product testing services to our investee companies, such as Actions Beijing and Hi-Trend Technology (Shanghai), or Hi-Trend, at times when we had excess capacity in our semiconductor testing operations.

Revenues from our SoCs for portable media players are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2008, 2009 and 2010, sales of SoCs for portable media players accounted for approximately 99.8%, 99.5% and 99.6% of our total revenues, respectively.

Cost of Revenues

Our cost of revenues are comprised of costs for our SoC products and have historically also included costs for semiconductor product testing services, which consist of depreciation expenses for product testing equipment and costs associated with operating such equipment.

SoCs:   Cost of revenues for our SoC products primarily consists of cost of wafers, external testing and packaging fees, royalty payment, and personnel and occupancy expenses associated with our operations. In addition, we include inventory handling costs, inventory write-downs and transportation costs in our cost of revenues. The inventory write-downs are generally immaterial. There can be no assurance, however, that a decrease in the average selling price of our products in the future would not require us to make write-downs in future periods.

In general, our per unit costs, including wafer cost and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders and experienced economies of scale. From 2007 to 2010, our per unit costs declined further due to design improvements, wafer processing technology migration, and a decrease in wafer prices, notwithstanding that the volume of orders decreased from 2007 to 2010.

Wafer Pricing:      We outsource the manufacturing of our SoC products to contract foundries. Wafer cost, which include both the purchase of raw silicon wafers and the foundries’ processing charges, are the largest component of our cost of revenues. We expect that wafer cost will continue to comprise the largest portion of our cost of revenues for the foreseeable future.

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

Other Operating Income

Our other operating income has principally been comprised of subsidies and miscellaneous items. Subsidies include a rent subsidy provided by the Zhuhai municipal government for our headquarters and research facilities, and project awards we have received from the Zhuhai and Shenzhen municipal governments for having undertaken research projects that advance areas of technology favored by the PRC government.

Operating Expenses

Our operating expenses include research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses:   Research and development expenses consist primarily of engineering expenses, costs associated with our electronic design automation software, depreciation on research and development equipment, and the cost of parts and materials for prototypes, as well as salaries, employee benefits and related expenses of employees engaged in research, design and development activities, including certain employees staffing our technology service center. We allocate the salaries, share-based compensation, employee benefits and expenses attributable to field application engineers employed in our technology service center to research and development expenses, as the primary duty of these engineers is to provide customization services to our customers as a part of our integrated platform solutions. Such services are provided to our customers free of charge and prior to our receipt of purchase orders. As such, customers are under no obligation to reimburse us for costs incurred during this process or to actually purchase products from us. We expense all research and development costs as they are incurred.

Research and development expenses comprised 61.7%, 66.0% and 65.0% of our operating expenses in 2008, 2009 and 2010, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and as the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, share-basedcompensation, employee benefits, and related expenses for information technology, human resources, finance legal, other administration functions, and senior management. General and administrative expenses comprised 32.9%, 30.2% and 30.5% of our operating expenses in 2008, 2009 and 2010, respectively. We have managed since 2008 and expect to control our general and administrative expenses in a cost effective manner in the future as we have instituted a pay cut on executives and high-level management personnel and frozen hiring of non-engineering employees starting January 2009. Our general and administrative expenses may increase in the future to further expand our business and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company.

Sales and marketing expenses:   Our sales and marketing expenses consist primarily of salaries, share-based compensation, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Sales and marketing expenses comprised 5.4%, 3.8% and 4.5% of our operating expenses in 2008, 2009 and 2010, respectively. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts and marketable securities as a part of our cash management activities.

Other income (loss)

Our other income is principally comprised of income related to tax refund and certain foreign exchange gains or losses.

ACTIONS SEMICONDUCTOR CO., LTD.

Taxation

We and Mavrix are exempted companies incorporated in the Cayman Islands and are not subject to taxation under the current Cayman Islands law.

Under the current Mauritius law and Hong Kong Inland Revenue Rule, Actions Semiconductor Mauritius’ and Artek Microelectronics (HK)’s income are subject to taxation; however, up to and as of December 31, 2010, neither of these two entities has had any taxable profits.  Actions Semiconductor Shanghai, Actions Enterprises (HK), Actions Technology (Shanghai), Actions Microelectronics (HK), Actions Capital and Actions Malaysia have been incurring losses since their incorporation.  Mavrix Technology (H.K.) Co., Limited and Shanghai Mavrix Electronics, Ltd. have been incurring losses since the date we acquired 93.4% of the outstanding shares of Mavrix in our tender offer for all of the outstanding shares of Mavrix.

Effective January 1, 2008, the EIT Law was implemented in the PRC. The EIT Law provides that:

1.         For all PRC resident enterprises, domestic or foreign, the uniform enterprise income tax, or EIT, rate is 25%.

2.         Enterprises that are categorized as "High Technology Enterprises" will have a reduced tax rate of 15%.

3.         The EIT Law provides a five-year transition period from January 1, 2008 for those companies which were established before the date of the EIT Law and which were entitled to preferential tax rates, such as a reduced tax rate or tax holiday.  In addition, based on the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives issue by the State Council on December 26, 2007, or Circular 39, certain specifically listed categories of companies which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008.

Under the EIT Law, a preferential income tax rate of 15% will continue to be granted to companies that qualify as “High Technology Enterprises” supported by the government.  Where transitional rules overlap with preferential policies provided under the EIT Law, a company may choose to implement the more favorable policy, but shall not enjoy both simultaneously. Once a company chooses which policy to implement, it cannot thereafter change its choice.

Actions Semiconductor (Zhuhai)

As at December 31, 2008, foreign-invested enterprises in the PRC were generally subject to a 30% national foreign enterprise income tax, or FEIT, and a 3% local income tax, the total of which tax rates was 33%, subject to the application of various preferential tax treatments. Actions Semiconductor (Zhuhai) was entitled to a reduced FEIT rate of 15% as a foreign-invested enterprise established in the Zhuhai Special Economic Zone of China, or Zhuhai Economic Zone, which principally conducts its business operations in this Zhuhai Economic Zone.  In addition, Actions Semiconductor (Zhuhai) is a production oriented enterprise and was further exempted from FEIT for its first two years of profitable operations after offsetting prior years' tax losses and entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. Actions Semiconductor (Zhuhai) is exempt from the 3% local income tax during the preferential tax treatment period of five years commencing from 2004 pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People’s Government of Guangdong Province issued in 1992.

Actions Semiconductor (Zhuhai) had a 50% reduction in FEIT rate, which resulted in an effective FEIT rate of 9%, which was 50% of the statutory tax rate of 18% for the year ended December 31, 2008.

On December 16, 2008, a certificate of "High Technology Enterprise" was granted to Actions Semiconductor (Zhuhai), as a result of which the applicable tax rate was 15% for each of the years ended December 31, 2009 and 2010.  Unless Actions Semiconductor (Zhuhai) continues to qualify as a “High Technology Enterprise” in 2011 and beyond, it will be subject to a 24% tax rate in 2011 and a 25% tax rate starting in 2012.

Artek Microelectronics (Shenzhen)

Artek Microelectronics (Shenzhen) was established in the Shenzhen Special Economic Zone, or Shenzhen Economic Zone, of China as a foreign investment enterprise that principally conducts its business operations in the Shenzhen Economic Zone.  Therefore, it was subject to a reduced FEIT rate of 15% and is exempted from FEIT in the years ended December 31, 2007 and 2008, which were the first and second years Artek Microelectronics (Shenzhen) had profits after offsetting its prior years' tax losses.  From 2009 to 2011, the income tax rate is entitled to reduction by 50% pursuant to the same preferential tax treatment, as in the case of Actions Semiconductor (Zhuhai), as a result of which the income tax rate was 10% and 11% for the years ended December 31, 2009 and 2010, respectively, and 12% for the year ending December 31, 2011.  If Artek Microelectronics (Shenzhen) obtains the certificate of "High Technology Enterprise," an income tax rate of 15% will be applied for the years ending 2012, 2013 and 2014. Otherwise, the statutory income tax rate of 25% will apply starting 2012.  In addition, Artek Microelectronics (Shenzhen) is exempted from the 3% local income tax during the above preferential tax treatment period of five years commencing from 2007 pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

Tax Residency

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status.  The EIT Law became effective January 1, 2008 and provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise..  Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers.  Despite the current uncertainties resulting from the limited PRC tax guidance on the issue, we determined that our legal entities organized outside of the PRC should not be treated as PRC tax residents for EIT Law purposes as the places of effective management of such entities are outside of China.  If one or more of our legal entities organized outside of the PRC were characterized as a PRC tax resident, then the additional tax cost might be significant. See “Item 3.D. Key Information — Risk Factors —Risks Related to Doing Business in China— We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.”

Our calculation of income taxes generally reflects our status as a non-PRC tax resident company.  An additional consequence of us and/or our non-PRC subsidiaries being treated as tax residents in the PRC would be the taxability in the PRC of certain payments we make to the non-PRC tax resident recipients.  This may include dividends, interest, and royalties.

We have subsidiaries that are tax residents in the PRC so we will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.  Our tax provision includes $2,286,000 of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within our PRC subsidiaries as of the balance sheet date.

Actions Technology (HK) and Artek Microelectronics (HK) were subject to Hong Kong Profits Tax at a rate of 16.5% for the years ended December 31, 2008, 2009 and 2010, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) allowance for doubtful accounts; (c) write-downs for obsolete inventory; (d) provision for litigation claims; (e) share-based compensation expense; (f) valuation allowance against deferred tax assets; (g) impairment of long-lived assets; and (h) impairment of investments. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

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

Allowance for Doubtful Accounts. We conduct credit evaluations of customers and analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we will record an allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. We recorded provision (reversal) of allowance for doubtful accounts in the amount of US$0.5, (US$0.1) and (US$0.1) million for the years ended December 31, 2008, 2009 and 2010, respectively.

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

Share-based Compensation Expense. We approved our share-based compensation plan and its amendment in May 2007 and on May 21, 2008, pursuant to which we granted options to purchase 8,000,000 of our American Depositary Shares, representing 48,000,000 ordinary shares, to employees at exercise prices of US $3.30 per ADS in exchange for their continuous employment of 4 years after the grant date. We accounted for share-based compensation for employees based on the grant-date fair value of the award determined options using the Black-Scholes option pricing model. That cost will be recognized over the period during which our employees provide services in exchange for the award, which is typically four years. If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly and could materially affect our operating results. For example, we reviewed our actual employee terminations in the past two years and changed the estimated employee forfeiture rate from original 5% to 10% to reflect the current competitive environment of talent recruiting and sustaining in China. We estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expenses to be recognized in future periods.

The exercise prices of the options were reduced to US$1.40 on February 26, 2009, and the first exercise date was postponed to the second anniversary of grant date.

Income Taxes. We record a valuation allowance against deferred tax assets based on taxable income in the future. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for net operating loss carry forwards. If, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized, we will record a valuation allowance to reduce the net deferred tax asset to the amount that we reasonably believe will be realized.

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, our tax residency status. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Despite the current uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the EIT Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, there would be adverse impact on our results of operation. See “Item 3.D. Key Information — Risk Factors —Risks Related to Doing Business in China— We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.”

Goodwill. We recorded goodwill when we acquired additional interest in Mavrix on August 31st, 2010. The goodwill was recognized as the excess of (i) the total cost of acquisition, fair value of the noncontrolling interests in Mavrix, and the acquisition date fair value of our previous equity interest in Mavrix over (ii) the fair value of the identifiable net assets of Mavrix as of the acquisition date. We test goodwill annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. We perform annual impairment test on December 31 on the reporting unit. We will recognize a goodwill impairment loss in our statements of operations when the carrying amount of goodwill exceeds its implied fair value which is based on discounted cash flows.  This analysis requires management to make assumptions and to apply judgment, including forecasting future sales, expenses, and discount rates, which can be affected by economic conditions and other factors that can be difficult to predict.

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

Impairment of Investments.  Investments in equity method investees and other unlisted equity securities are reviewed for impairment when there is evidence of a loss in value and we prepare annual updates to corporate planning assumptions. Such evidence of a loss in value might include our inability to recover the carrying amount, the lack of sustained earnings capacity which would justify the current investment amount, or a current fair value less than the investment’s carrying amount. When it is determined such a loss in value is other than temporary, an impairment loss is recognized for the difference between the investment’s carrying value and its estimated fair value. When determining whether a decline in value is other than temporary, management considers factors such as the length of time and extent of the decline, the investee’s financial condition and near-term prospects, and our ability and intention to retain our investment for a period that will be sufficient to allow for any anticipated recovery in the market value of the investment. When quoted market prices are not available, the fair value is usually based on the present value of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, plus market analysis of comparable assets owned by the investee, if appropriate. Differing assumptions could affect the timing and the amount of an impairment of an investment in any period.

We determined that, as of December 31, 2009, our investments in Mavrix, a fabless semiconductor company developing SoC solutions for the emerging Mobile Digital TV market, which became an equity method investee in 2008, and Actar Limited, or Actar, a value added service provider that bridges entertainment with technology, were impaired, and that those impairments were other than temporary. As a result, we recognized a $7.4 million impairment loss in 2009. The determination that these investments were impaired as of December 31, 2009 came as a result of our review of certain financial information, business plans and prospects provided to or disclosed to us during the first three months of 2010.

On August 31, 2010, to expand our research and development capability and explore the competitive potential of our products, we acquired substantially all of the shares of Mavrix, pursuant to a tender offer for all of its outstanding shares, for a total consideration equal to approximately US$1.2 million, as a result of which we now hold 93.4% of the outstanding shares of Mavrix.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 5.9% in 2008, -0.7% in 2009 and 3.3% in 2010.

Foreign Currency Risk

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Exchange Risk” and “Item 3.D Risk Factors—Risks Related to Doing Business in China —Fluctuations in the value of RMB could negatively impact our results of operations” for information regarding the impact of foreign currency fluctuations on the company.

Government Policies

For information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, our operations or our shareholders’ investments, see “Item 3.D Risk Factors—Risks Related to Doing Business in China,” “Item 4.B Information on the Company—Business Overview—Regulations,” “Item 5.A Operating and Financial Review and Prospects–Taxation” and “Item 10.E Additional Information—Taxation.”

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements.  This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements on a gross basis rather than on a net basis as previously required.  This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which is be effective for annual and interim periods beginning after December 15, 2010.  Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of this guidance did not have a significant impact on the our financial statements.

In March 2010, the FASB issued authoritative guidance regarding the effect of denominating the exercise price of an entity’s share-based payment awards in the currency of the market in which the underlying equity securities trades if that currency is different from (1) the entity's functional currency, (2) the functional currency of the foreign operation for which the employee provides services, or (3) payroll currency of the employee.  The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trade should be considered an equity award assuming all other criteria for equity classification are met.  The guidance is effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively.  Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. This adoption of the authoritative guidance is not expected to have a material impact on the our financial statements.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this pronouncement modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during such entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010.  Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during such entities’ fiscal years (and interim periods within those years) that begin after December 15, 2011.  Early application for nonpublic entities is permitted, and nonpublic entities that elect early application will use the same effective date as that for public entities. This adoption of the authoritative guidance is not expected to have a material impact on our financial statements.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to business combinations included in the reported pro forma revenue and earnings. The amendments are effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. This adoption of the authoritative guidance is not expected to have a material impact on the our financial statements.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2008		%	2009		%	2010		%
	(thousands)			(thousands)			(thousands)
Revenues:
System-on-a-chip products	US$	94,916	99.8%	US$	43,937	99.5%	US$	37,434	99.6%
Semiconductor product testing services		214	0.2%		203	0.5%		151	0.4%
Total revenues		95,130	100.0%		44,140	100.0%		37,585	100.0%
Cost of revenues:
System-on-a-chip products		(47,248)	-49.7%		(30,093)	-68.2%		(22,846)	-60.8%
Semiconductor product testing services		(177)	-0.2%		(117)	-0.3%		(81)	-0.2%
Total cost of revenues		(47,425)	-49.9%		(30,210)	-68.5%		(22,927)	-61.0%
Gross profit		47,705	50.1%		13,930	31.5%		14,658	39.0%
Other operating income		797	0.8%		918	2.1%		966	2.6%
Gain on deemed disposal		—	—		1,736	3.9%		—	—
Operating expenses:
Research and development		(19,477)	-20.5%		(19,295)	-43.7%		(17,325)	-46.1%
General and administrative		(10,399)	-10.9%		(8,812)	-20.0%		(8,125)	-21.6%
Selling and marketing		(1,694)	-1.8%		(1,115)	-2.5%		(1,208)	-3.2%
Total operating expenses		(31,570)	-33.2%		(29,222)	-66.2%		(26,658)	-70.9%
Income (loss) from operations		16,932	17.7%		(12,638)	-28.6%		(11,034)	-29.4%
Other income (loss)		1,213	1.3%		(654)	-1.5%		2,348	6.2%
Dividend income		20	0.1%		440	1.0%		—	—
Fair value change in trading securities		92	0.1%		40	0.1%		(2)	-0.1%
Gain on disposal of other investment		—	—		—	—		137	0.4%
Interest income		11,912	12.5%		10,977	24.9%		9,608	25.6%
Interest expenses		(4)	-0.1%		(57)	-0.1%		—	—
Other-than-temporary impairment loss on investments		—	—		(7,407)	-16.8%		—	—
Income (loss) before income taxes, equity in net loss of equity method investees and noncontrolling interest		30,165	31.6%		(9,299)	-21.1%		1,057	2.8%
Income taxes expense		(3,632)	-3.8%		(537)	-1.2%		(422)	-1.1%
Equity in net loss of equity method investees		(576)	-0.6%		(826)	-1.9%		(781)	-2.1%
Remeasurement gain on equity interest on acquisition of a subsidiary		—	—		—	—		494	1.3%
Net income (loss)		25,957	27.3%		(10,662)	-24.2%		348	0.9%
Add: Net loss attributable to noncontrolling interest		166	0.2%		264	0.6%		36	0.1%
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	US$	26,123	27.4%	US$	(10,398)	-23.6%	US$	384	1.0%

ACTIONS SEMICONDUCTOR CO., LTD.

Year ended December 31, 2010 and 2009

Revenues. Revenues decreased by US$6.6 million, or 14.9%, from US$44.1 million in 2009 to US$37.6 million in 2010. The decrease was due to an approximately 31% decline in the average selling price of our SoCs for portable media players in 2010 compared to 2009 as well as an approximately 33% decrease in units shipped compared to last year. The decline in average selling price was primarily the result of our strategy to reduce prices on certain products from time to time in order to maintain our sales volume and market share as well as the product mix adjustment 2010. The decrease in units shipped was mainly due to the drop of market demand after the global financial crisis started in 2008.

Revenues from providing semiconductor products testing services comprised of 0.5% and 0.4% of our total revenue in 2009 and 2010, respectively.

Cost of Revenues. Cost of revenues decreased by US$7.3 million, or 24.1%, from US$30.2 million in 2009 to US$22.9 million in 2010, primarily due to a decrease in units shipped of our SoC products. The decrease in average unit cost, resulting from our cost reduction measures, including design improvements to migrate to smaller processing geometries and decreases in wafer pricing, notwithstanding that the volume of orders decreased in 2010, also caused a drop in cost of revenues in proportion thereto.

Gross Profit. As a result of the decrease in cost of our SoC products, our gross profit increased by US$0.8 million, or 5.2%, from US$13.9 million in 2009 to US$14.7 million in 2010. Our gross profit margin was 39.0% in 2010, compared to 31.6% in 2009. The increase in gross profit margin was due to the decline in average unit cost which was larger than the reduction in average selling price.

Other Operating Income. Other operating income including subsidies from PRC government authorities, royalty income, and intellectual property transfer income increased by US$0.1 million, or 5.2%, from US$0.9 million in 2009 to US$1.0 million in 2010.

Operating Expenses. Total operating expenses decreased by US$2.5 million, or 8.8%, from US$29.2 million in 2009 to US$26.7 million in 2010.

•          Research and development. Research and development expenses decreased by US$2.0 million, or 10.2%, from US$19.3 million in 2009 to US$17.3 million in 2010 due primarily to a decrease of US$1.4 million in share-based compensation expense and a decrease of US$0.9 million in the amortization of intangible assets.

•           General and administrative expenses. General and administrative expenses decreased by US$0.7 million, or 7.8%, from US$8.8 million in 2009 to US$8.1 million in 2010 due primarily to a decrease of US$1.0 million in staff costs.

•           Selling and marketing expenses. Selling and marketing expenses increased by US$0.1 million, or 8.3%, from US$1.1 million in 2009 to US$1.2 million in 2010.

Income (Loss) from Operations. As a result of the foregoing, our loss from operations decreased by US$1.6 million, or 12.7%, from a loss of US$12.6 million in 2009 to a loss of US$11.0 million in 2010.

ACTIONS SEMICONDUCTOR CO., LTD.

Interest Income. The amount of our cash, cash equivalents and time deposits decreased to US$42.9 million as of December 31, 2010, compared to US$87.8 million as of December 31, 2009. While the balance of cash and cash equivalents has decreased, the value of marketable securities has increased to US$189.2 million as of December 31, 2010 compared to US$163.8 million as of December 31, 2009. As capital expenditure expanded approximately by US$16.2 million, our interest income decreased by US$1.4 million, or 12.5%, from US$11.0 million in 2009 to US$9.6 million in 2010.

Other Income (Loss). Other income from operations was US$2.3 million in 2010 compared to other loss excluded from income from operations of US$0.7 million in 2009 due primarily to exchange gain as a result of the rapid appreciation of the RMB against the US dollar in 2010, compared to an exchange loss of significant fluctuations of the US dollar against New Taiwan Dollar in 2009.

Income Tax Expenses. Our subsidiaries incorporated in the PRC  are subject to enterprise income taxes in the PRC.  Our income tax expenses were approximately $0.4 million and $0.5 million in 2009 and 2010, respectively.

Years ended December 31, 2009 and 2008

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

Cost of Revenue. Cost of revenues decreased by US$17.2 million, or 36.3%, from US$47.4 million in 2008 to US$30.2 million in 2009, primarily due to a decrease in units shipped of our SoC products. The decrease in average unit cost, resulting from our cost reduction measures, including design improvements to migrate to smaller processing geometries and decreases in wafer pricing, notwithstanding that the volume of orders decreased in 2009, also caused a drop in cost of revenues in proportion thereto.

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

Income (Loss) from Operations. As a result of the foregoing, our income from operations decreased by US$29.5 million, or 174.6%, from earnings of US$16.9 million in 2008 to a loss of US$12.6 million in 2009.

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

Other Income (Loss). Other loss excluded from income from operations was US$0.7 compared to other income US$1.2 million in 2008 due primarily to exchange losses as a result of the significant fluctuations of the US dollar against Taiwan dollar in 2009, compared to an exchange gain of rapid appreciation of RMB versus the US dollar in 2008.

Income Tax Expenses. Our subsidiaries incorporated in the PRC  are subject to enterprise income taxes in the PRC.  Our income tax expenses were approximately $0.5 million and $3.6 million in 2009 and 2008, respectively.

Other-than-Temporary Impairment Loss on Investments. In 2009, we recognized impairment losses of US$1.0 million, US$3.4 million and US$3.0 million for our investments in AMC Holding Ltd., Mavrix and Actar, respectively.

B.                      Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
	(thousands)
Net cash provided by operating activities	US$	9,930	US$	27,637	US$	2,760

Net cash (used in) provided by investing activities		(30,683)		22,127		(51,215)
Net cash used in financing activities		(8,423)		(7,497)		2,619
Net (decrease) increase in cash and cash equivalents		(29,176)		42,267		(45,836)
Cash and cash equivalents, beginning of year		72,054		45,435		87,706
Effect of exchange rate changes on cash		2,557		4		1,002
Cash and cash equivalents, end of year	US$	45,435	US$	87,706	US$	42,872

On December 31, 2010, we had US$236.8 million of cash, cash equivalents, time deposits and marketable securities. In general, our primary uses of cash were for operating and investment activities, such as the purchase of inventory and financing of construction related to our expansion plans. Our largest source of cash was cash collections from our customers. We have been able to meet our cash needs principally by using cash on hand, a portion of which was generated from our initial public offering in November 2005 and a portion of which was generated by cash from operations. Although we believe that cash generated from operations will be sufficient to fund our expected cash requirements and planned capital expenditure for at least the next 12 months, any worldwide financial market disruption could have a negative impact on our available resources in the future. Our minimum projected obligations for fiscal year 2011 and beyond are set forth below under “contractual obligations.”

Operating Activities

In 2010, net cash provided by operating activities amounted to US$2.8 million. We generated net income during this period of US$0.3 million. We recorded a net purchase of trading securities of US$0.5 million, a decrease of accrued expenses and other current liabilities of US$1.7 million, including $0.7 million in connection with the construction of our new corporate headquarters in Zhuhai and $0.9 million in connection with our investment in Hi-Trend, an increase of prepaid expenses and other current assets of US$1.3 million, a remeasurement gain on the equity interest acquired in a subsidiary of US$0.5 million, equity in net loss of an equity method investee of US$0.8 million, depreciation of property, plant and equipment of US$1.9 million, amortization of acquired intangible assets of US$1.9 million, an increase in shared-based compensation expense of US$1.5 million, and a write-down of inventories of US$0.4 million.

In 2009, net cash provided by operating activities amounted to US$27.6 million while we suffered a net loss during this period of US$10.7 million. We recorded a gain on disposal of a subsidiary of US$1.7 million resulted from the loss of control of Actions Beijing, an increase in accounts receivable of US$1.3 million, a net proceed from the disposal of trading securities of US$19.3 million, an impairment loss of long term investments of US$7.4 million, equity in net loss of an equity method investee of US$0.8 million, depreciation of property, plant and equipment of US$2.1 million, the amortization of acquired intangible assets of US$2.8 million, an increase in share-based compensation expense of US$4.0 million, a decrease in inventory of US$3.2 million and an increase in accrued expenses and other current liabilities of US$1.6 million.

Mavrix, a fabless semiconductor company developing SoC solutions for the emerging mobile digital TV market, became one of our equity method investments due to our holding of 19.8% of its shares in 2008. We made another investment of US$3.0 million in Actar, a value added service provider that bridges entertainment with technology, in 2008. Our 6.8% investment in Actar was accounted for under the cost method. Both Mavrix and Actar experienced various fatal and unexpected business challenges during February and March 2010. As a result of these unexpected business challenges, we determined that our investments in Mavrix and Actar were impaired and that those impairments were other than temporary. As a result, we wrote off our entire investment in these two entities effective as of December 31, 2009 and recognized a $7.4 million impairment loss. In August 2010, to expand our research and development capability and explore the competitive potential of our products in the mobile digital TV market, we acquired substantially all of the outstanding shares of Mavrix pursuant to a tender offer for all of the outstanding shares of Mavrix, for a total consideration equal to approximately US$1.2 million, as a result of which we now hold 93.4% of the outstanding shares of Mavrix.

In 2008, net cash provided by operating activities amounted to US$9.9 million. We generated net income during this period of US$26.1 million. We recorded a decrease in accounts payable of US$9.0 million due to fewer purchases near the end of 2008, a decrease of accrued expenses and other current liabilities of US$5.5 million due principally to the decrease in accrued staff bonus, an increase in trading securities of US$19.3 million for an investment in a bond fund, which was partially offset by depreciation and amortization of US$2.1 million, the amortization of acquired intangible assets of US$3.2 million, an increase in share-based compensation expenses of US$2.3 million, an increase in deferred tax of US$2.1 million, and a decrease in inventory of US$3.6 million as a result of an inventory level adjustment in light of the economic environment, a decrease in accounts receivable of US$2.2 million due to the lower sales in December 2008, a decrease in notes receivable of US$0.3 million, and a decrease in prepaid expenses and other current assets of US$1.6 million.

ACTIONS SEMICONDUCTOR CO., LTD.

Investing Activities

In 2010, net cash used for investing activities was US$51.2 million. We recorded an increase in the value of marketable securities of US$22.8 million, a decrease in net cash and cash equivalent of US$10.1 million due to the disposition and resulting deconsolidation of a subsidiary, an increase of investment in equity method investees of US$5.6 million, an increase in the purchase of intangible assets of US$1.8 million, an increase in the purchase of property, plant, and equipment of US$8.9 million, an increase in deposits paid for acquisition of intangible assets of US$2.4 million, a decrease in net cash and cash equivalent of US$0.9 million in connection with the acquisition of a subsidiary. These cash outflows were partly offset by proceeds from the disposal of other investments of US$1.3 million.

The purchases of additional marketable securities in 2010 mainly included money market deposits and trust financial products issued by PRC commercial banks and financial institution with maturities between three and twelve months. In addition, the increase of investments in equity method investees in 2010 consisted of strategic investments of US$4.4 million in Nann Capital and US$1.2 million in Grand Choice Investment Limited.

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

The increase in marketable securities in 2008 was mainly due to money market deposits and trust financial products issued by PRC commercial banks and financial institution with maturities between three and twelve months. In 2008, we renewed our holdings in marketable securities immediately upon their maturity and accordingly received no cash proceeds from any such marketable securities.  In addition, the increase in long-term financial investments in 2008 consisted of strategic investments of US$3.0 million in Mavrix , an increase in other investments of US$3.0 million in Actar, and US$0.1 million in Unitech Electronics Co., Ltd, a manufacturer and designer of automatic identification and data collection products, a decrease in other investments of US$1.0 million in Bizlink Holdings Inc, a manufacturer of interconnectivity solutions such as cable, wire and connectors, and a decreasein other investments of US$0.5 million in Hi-Trend.

Financing Activities

Net cash generated by financing activities was US$2.6 million in 2010, primarily consisting of receipt of amount due from Action Enterprises (HK) of US$11.0 million, which was a former subsidiary, advance subsidy US$0.3 million from local authorities of Shenzhen and Zhuhai, the PRC, proceeds from exercise of stock options of US$0.3 million. Share repurchases under our repurchase program of ordinary shares in the amount of US$9.0 million.

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

Capital Expenditures

We made capital expenditures of US$8.8 million, US$11.2 million and US$16.3 million in 2008, 2009 and 2010, respectively. Our capital expenditures in 2010 consisted principally of US$8.9 million for the purchase of property, plant and equipment, US$1.8 million for the acquisition of intangible assets, and US$5.6 million for investment in equity method investees.

ACTIONS SEMICONDUCTOR CO., LTD.

We are constructing new corporate headquarters in Zhuhai in response to our anticipated growth, and may also establish additional offices in other cities in China, such as Shanghai, to better serve our existing and future customers and establish larger research and development facilities in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We continuously evaluate our need to expand our internal testing capacity to fulfill market demands and long-term investments strategies in companies or technologies consistent with our business objectives. Based on the existing plans, we expect to make additional capital expenditures totaling approximately US$16.1 million in 2011 in connection with such efforts, of which US$3.4 million will be made for investment in equity method investees. We will fulfill these additional capital expenditures mainly with our existing RMB cash for expenditures in China.

Capital Requirements

Our capital requirements depend on numerous factors, including:

•	market acceptance of our products;

•	our expenditures on our planned new headquarters in Zhuhai and facilities at other sites;

•	our expenditures on research and development activities;

•	our expenditures on workstations, testing equipment, licenses and royalty payments and electronic design automation tools;

•	the resources we devote to marketing, selling and supporting our products;

•	the payment terms we negotiate with our customers;

•	market prices for our products; and

•	other working capital requirements.

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

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. For example, our principle subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year as a statuory reserve fund and to provide for a staff and workers’ bonus fund at the discretion of its board of directors. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. In addition to those reserves, the registered capital of our PRC subsidiaries is also restricted. In December 2007, Actions Semiconductor (Mauritius) re-invested the undistributed earnings of approximately US$80.2 million, or 27.8% of our total consolidated net assets from our subsidiary Actions Semiconductor (Zhuhai) back into Actions Semiconductor (Zhuhai) by way of a capital injection. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$115.3 million, or 39.9%, and US$123.0 million, or 45.5%, of our total consolidated net assets, which included approximately US$12.1 million, or 4.2%, and US$12.3 million, or 4.4%, of our total consolidated net assets associated with the statutory reserves as of December 31, 2008 and 2009, respectively.

As of December 31, 2010, the restricted net assets associated with the statutory reserves of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) totaled approximately US$12.5million, or 4.6% of our total consolidated net assets. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries is also restricted. Including the additional registered capital of approximately US$80.2 million or 29.6% of our total consolidated net assets re-invested from Actions Semiconductor (Mauritius) back into Actions Semiconductor (Zhuhai) in December 2007, as of December 31, 2010,  the total amount of the registered capital and reserves amounted to US$113.9 million, or 42.1% of our total consolidated net assets.

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

We have historically had minimal taxable income in jurisdictions other than China.

Reconciliation between the benefits for FEIT computed by applying the China tax rate to profit before income taxes is as follows:

	Year ended December 31,
	2007	2008	2009	2010

PRC tax rate	15%	18%	25%	25%

Tax provision (credit) at PRC enterprise income tax rate	$8,101	$5,430	$(2,325)	$264
Expenses not deductible for tax purposes	764	1,091	2,825	260
Share-based compensation not deductible for tax purposes	-	413	601	1532
Income not taxable for tax purposes	(2,393)	(431)	(178)	(981)
Net change in valuation allowance	134	570	(320)	342
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(4,284)	(5,036)	(99)	(473)
Effect of the different income tax rates in other jurisdictions	(121)	(138)	(323)	(145)
Effect of withholding tax on undistributed earnings	-	1,738	320	229
Utilization of tax loss previously not recognized	-	-	-	(341)
Overprovision in prior year	-	-	-	(264)
Others	1	(5)	36	(1)

Income tax expense	$2,202	$3,632	$537	$422

C.            Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investments in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2010, we had 522 research and development engineers, including 40 engineers from Mavrix newly acquired in August 2010, who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

Our mixed-signal integration expertise enables us to reduce the size and cost of our SoC products. For example, we incorporate standard digital components in these products, including a processor, embedded memory, certain peripheral connections such as a universal serial bus, TV encoder, and analog components, such as analog-to-digital and digital-to-analog converters, audio signal power amplifiers, low dropout regulators (LDOs) and DC-DC regulators. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers can avoid significant design challenges when they use our SoCs and benefit from the competitive BOM cost and customized solution when needed.

Our research and development efforts during 2008, 2009 and 2010 focused principally on increasing the solutions and applications of our ATJ203X series, ATJ200X(car audio) series, ATS250X(boom box audio) series, ATJ227X(PMP) series and G1000(game) series products to enhance their appeal to our customers, and on the development and production of our newest ATJ200X series, ATS230X series, ATJ228X and G101X series products. In addition to pursuing these efforts, we are currently focusing our research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. Our continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure. Also, we will continue to focus on developing the low power consumption technology and the technology to enhance the quality of sound, image and video. High definition multi-format video, 3D video decoder and encoder, and 3D graphics are other key technologies on which we expect to focus on in the coming year.

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

See “Item 5.A Operating and Financial Review and Prospects—Operating Results—Financial Operations Overview—Operating Expenses—Research and development expenses” for an information regarding the amount spent by us on research and development activities during the last three fiscal year.

ACTIONS SEMICONDUCTOR CO., LTD.

Licenses

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third parties. We have entered into various licensing agreements with major technology companies, including MIPS Technologies International Ltd., Microsoft Corporation, SRS Labs, Inc., Samsung Electronics Co., Ltd., Cambridge Silicon Radio Limited, Dolphin Integration SA and Real Networks Inc. We integrate third-party software or other licensed technology into almost all of our products.

ACTIONS SEMICONDUCTOR CO., LTD.

D.	Trend Information

Demand for portable media players. Throughout 2004, 2005 and 2006, a combination of factors, including a decrease in the price of portable media players caused by a significant decrease in the price of flash memory, which is a major cost component of many portable media players, and the growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster, resulted in rapid growth in the demand for portable media players. Because we supply SoCs for use in portable media players, we benefited greatly from the increased demand, and our revenues and profitability grew rapidly during this initial rapid growth period.  However, starting in 2007, we have not experienced such rapid growth in revenues and profitability on a percentage basis to continue at its initial pace as the combination of factors that fueled the initial rapid growth of our industry have changed. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance. Further, in 2008 and 2009, we were negatively impacted by the global economic and financial downturn. We experienced a significant decrease in sales, especially in the fourth quarter of 2009, which resulted in the lowest sales amount in a quarter since we went public in 2005. In addition, we also experienced a decrease in sales to our overseas markets. In the fourth quarter of 2010, we experienced a stable increase in our shipment units. However, due to the cyclical nature of the industry, we can not assure you that such condition will be continued.

Average selling price of our products. The portable media player market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce portable media players with more functions and enhanced features. As a SoC and integrated platform solutions provider for these brand owners, we usually plan to introduce a new product series every nine to twelve months, and introduce new SoC products within a series with increased functionality, improved cost structure and enhanced features more frequently.

The average selling price of any particular SoC product declines over time after it reaches maturity in the product life cycle. In general, we earn higher margins when a new SoC model is first introduced to the market and experience a corresponding decline in margins as its average selling price declines. For example, we introduced our eleven series SoCs in the second quarter of 2008, which provide more functionality and performance than nine series SoCs and sold at slightly higher prices. From the second quarter of 2008 to the fourth quarter of 2009, we experienced an approximately 37.3% decrease in the average selling price in our eleven series SoCs. We introduced our three series SoCs in the second quarter of 2009, which provide less functionality than eleven series SoCs and sold at slightly lower prices in our lower-end segment. From the second quarter of 2009 to the fourth quarter of 2009, we also experienced an approximately 19.2% decrease in the average selling price in our three series SoCs. While our overall average selling prices generally benefit from the introduction of new SoC products, this benefit may be partially offset by pricing strategies we employ. For example, we experienced a decrease of average selling price in the first and second quarter in 2010 by 6.3%, but a 13.3% increase in the third and fourth quarter in 2010 due to the migration of our product portfolio.

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

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player sales tend to increase significantly in the fourth quarter to meet the year-end holiday demand. However, this kind of pattern has changed gradually due to the slow economy in US and Europe. Because holiday sales in 2010 were not as strong as in prior years, the increase in year-end sales was not as robust in the fourth quarter of 2010 as compared to prior years.

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

We did not have any significant outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2010.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2010:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(thousands)
Operating lease obligations	US$	303	US$	264	US$	39	US$	—	US$	—
Royalty Commitment		150		150		—		—		—
Purchase Obligations		1,692		1,692		—		—		—
Capital Commitment		4,867		4,867		—		—		—
Other Liabilities		2,585		2,502		83		—		—
Total contractual obligations	US$	9,597	US$	9,475	US$	122		—		—

G.	Safe Harbor

This report contains forward-looking statements within the meaning of section 27A of the Section Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction-Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2010 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Lee, Hsiang-Wei (David)	51	Director, Chairman of the Board
Yeh, Nan-Horng	52	Director
Lin, Yu-Hsin Casper (1)	64	Director
Chen, Chin-Hsin (Fred) (1)	68	Director
Li, Shao Chuan (Shawn)	43	Director and Chief Technology Officer
Huang , Jun-Tse (Walter) (1)	53	Director
Pan, I-Ming (Robin) (1)	50	Director
Chen, Hsuan-Wen (Niccolo)	47	Chief Executive Officer
Chou, Pei-Fen (Patricia)	43	Chief Financial Officer

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

Chen, Chin-Hsin (Fred) has served as one of our directors since October 2007. Mr. Chen also currently serves as an Endowed Chair Professor in Shanghai Jiao Tong University. Previously, Mr. Chen served as Director of the OLED Laboratory, Display Institute, National Chiao Tung University in Hsinchu, Taiwan and Director of the Centre for Advanced Luminescence Materials (CALM) at Hong Kong Baptist University. Mr. Chen was also a group leader and senior scientist at the Display Technology Laboratory of Eastman Kodak Co., in Rochester, New York, USA. Mr. Chen is the co-inventor of the key Doped OLED Guest-Host Emitter Technology and has been awarded more than 35 U.S. patents.

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

Chou, Pei-Fen (Patricia) has served as our Chief Financial Officer since October 2007. Ms. Chou currently also serves as an independent director and the chairperson of the audit committee of China Kanghui Holdings, a NYSE-listed orthopedic device company. Previously Ms. Chou was the Vice President of Finance at Actions. Prior to joining Actions in November 2006, Ms. Chou served as the Director of Business Development and then Senior Director of Accounting at Semiconductor Manufacturing International Corporation (SMIC), where she was responsible for establishing a U.S. presence, developing new business initiatives, and leading the company’s global accounting team. She also participated in raising US$650 million in private funds and SMIC’s US$1.6 billion NYSE-listed IPO. From 1996 to 2001, Ms. Chou was the Director of Accounting and Planning of Winbond Electronics Corporation U.S. operation. Prior to that, Ms. Chou worked as a financial auditor in Taiwan, Hong Kong, and the United States with Deloitte. Ms. Chou received a Bachelor of Business Administration from National Taiwan University, Master of Accounting from University of Southern California, and Master of Business Administration from University of California at Berkeley. She is also a Certified Public Accountant in Taiwan, the United States, and China.

There are no family relationships among any of our executive officers and directors. There are no arrangements or understandings with any person pursuant to which any of our executive officers or directors were selected.

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

ACTIONS SEMICONDUCTOR CO., LTD.

The aggregate amount of salaries and bonuses paid by us to our directors and executive officers during the year ended December 31, 2010 was slightly less than US$1.0 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

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

These options have two sets of vesting schedule. After the options have fully vested, they will be exercisable for an additional two years. Each option vested will have an effective exercise period of two years. Under the equal vesting schedule, 25% of the ADSs underlying the option will vest on each anniversary of the grant date provided that the optionee remains in the continuous service of the Company through each such vesting date. Under the graded vesting schedule, 15% of the ADSs on the first anniversary of the grant date, and 20%, 30% and 35% of the ADSs vest on the next three anniversaries of the grant date, respectively, provided that the optionee remains in the continuous service of the Company through each such vesting date.

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

On April 17 and November 5, 2009, 100,000 options granted to former director Mr. Chiu Tzu-Yin and Paul Hsiao were forfeited due to their early resignations. On February 3, 2010, certain directors and executive officers, including Messrs. Lee Hsiang-Wei, Yeh Nan-Horng and Chen Hsuan-Wen, surrendered all the options previously granted to them, the underlying ADSs for which were returned to the pool available for future grants to employees.

Our board of directors and executive officers accepted the offer to amend on February 26, 2009. As a result, the table below summarizes the current terms of stock option granted to each director and executive officer as of March 31, 2010.

Name	Position	Number of Shares Subject to Outstanding Options (in ADSs)	Exercise Price	Grant Date	First Vesting Date
Lee, Hsiang-Wei (David)	Director, Chairman of the Board	0	-	-	-
Yeh, Nan- Horng	Director	0	-	-	-
Lin, Yu-Hsin (Casper)	Director	50,000	$1.40	May 21, 2008	May 21, 2010
Chen, Chin-Hsin (Fred)	Director	50,000	$1.40	May 21, 2008	May 21, 2010
Li, Shao Chuan (Shawn)	Director and Chief Technology Officer	100,000	$1.40	May 21, 2008	May 21, 2010
Huang , Jun-Tse (Walter)	Director	0	-	-	-
Pan, I-Ming(Robin)	Director	0	-	-	-
Chen, Hsuan-Wen(Niccolo)	Chief Executive Officer	0	-	-	-
Chou, Pei-Fen (Patricia)	Chief Financial Officer	100,000	$1.40	May 21, 2008	May 21, 2010

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

ACTIONS SEMICONDUCTOR CO., LTD.

2007 Equity Performance and Incentive Plan

In May 2007, our board of directors and shareholders adopted the 2007 Plan, which is intended to attract and retain officers, employees, non-employee directors and consultants for us and our subsidiaries and to provide to such persons incentives to stay with us or our subsidiaries and make superior contributions to us in the future. We have reserved 8 million ADSs upon exercise of awards granted under the 2007 Plan. In November 2011, our board of directors approved a proposal to amend the 2007 Plan by increasing the number of ADSs available for issuance pursuant to the 2007 Plan to 9.4 million, conditional upon the receipt of shareholder approval for such amendment and we expect to submit the amended 2007 Plan for approval by our shareholders at the annual general meeting to be held in May 2011.

Types of Awards.  We may grant the following types of awards under our 2007 Plan:

•	Option rights to purchase our ADSs;

•	Restricted shares, which are non-transferable ADSs, that may be subject to forfeiture;

•	Restricted Shares Units, which represent the right to receive our ADSs at a specified date in the future, which may be subject to forfeiture;

Plan Administration . Our board of directors, or our compensation committee (or its subcommittee) designated by our board or directors, will administer the 2007 Plan. A majority of the committee (or subcommittee) will constitute a quorum, and the action of the members of the committee (or subcommittee) present at any meeting at which a quorum is present, or acts unanimously in writing, will be the acts of the committee (or subcommittee).

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

Our board of directors is divided into three classes, with each class being up for election every third year. Messrs. Li and Huang have terms that expire at the 2011 annual general meeting of shareholders. Messrs. Lee and Lin have terms that expire at the 2012 annual general meeting of shareholders, Messrs. Yeh, Chen and Pan have terms that expire at the 2013 annual general meeting of shareholders.

D.          Employees

As of December 31, 2008 and 2009, we had 658 and 624 full-time employees, respectively. As of December 31, 2010, net of Beijing Actions, we had 679 full-time employees, including 408 dedicated engineers in the research and development department, 114 field application engineers in customer service department, 18 in sales and marketing, 87 in general and administration and 46 in manufacturing and logistics functions. Of these full-time employees, 493 are located in Zhuhai, China, 45 in Shenzhen, China, 135 in Shanghai, China and 6 in Hong Kong. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that the relations between the Company and our employees are healthy.

We adopted an equity incentive plan that is designed to assist us to attract and retain key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards.

ACTIONS SEMICONDUCTOR CO., LTD.

Options granted under the 2007 Plan are subject to two sets of vesting schedules.  Under the equal vesting schedule, 25% of the ADSs underlying the option will vest on each anniversary of the grant date provided that the optionee remains in the continuous service of the Company through each such vesting date.

Under the graded vesting schedule, 15% of the ADSs on the first anniversary of the grant, 20%, 30% and 35% of the ADSs shall vest on each of the next three anniversaries of the grant, respectively, provided that the optionee remains in the continuous service of the Company through each such vesting date.

As a result of early termination of employment, certain stock options were rendered and the Compensation Committee further granted options to purchase 33,000 and 31,000 ADSs to certain new employees on August 4, 2008 and January 21, 2009.

On February 26, 2009, our board of directors and Compensation Committee offered to our employees, consultants and non-employee directors the opportunity to amend their outstanding stock options to purchase our American Depositary Shares, or ordinary shares that were granted on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable). This offer replaces the exercise price, as quoted in ADS, of US$3.30 of the outstanding stock options with an exercise price of US$1.40. Further, it also extends the first vesting date from May 21, 2009, August 4, 2009, or January 21, 2010, as applicable, to May 21, 2010.

On May 6, 2009 and August 3, 2009, the Compensation Committee continued to grant options to purchase 87,000 and 262,000 ADSs to certain employees.

Among the options granted on August 3, 2009, options to purchase 60,000 ADSs were granted under an equal vesting schedule of two years in 2012 and 2013 respectively, provided that the optionees remain in the continuous service of the Company and have also met certain performance conditions in 2011 and 2012 respectively.

On February 3, 2010, the Compensation Committee granted options to purchase 989,000 ADSs to certain employees, of which options to purchase 580,000 ADSs were forfeited by a few of our incumbent directors and executives voluntarily on February 3, 2010, and options to purchase 409,000 ADSs had lapsed upon the departure of former employees. Among the options granted on February 3, 2010, options to purchase 777,500 ADSs were granted under a new vesting schedule in three tranches: 30% of the underlying ADSs shall vest on the designated date in 2010, 30% and 40% of the underlying ADSs shall vest on each of the next two anniversaries of the designated date, respectively, provided that the optionees remain in the continuous service of the Company through each such vesting date. Options to purchase 211,500 ADSs were granted under the graded vesting schedule, 15% of the underlying ADSs shall vest on designated date in 2010, 20%, 30% and 35% of the underlying ADSs shall vest on each of the next three anniversaries of the designated date respectively, provided that the optionees remain in the continuous service of the Company through each such vesting date.

On May 13, 2010, August 3, 2010 and November 2, 2010, the Compensation Committee continued to grant options to purchase 393,500, 73,500 and 44,500 ADSs to certain employees, respectively. The underlying ADSs of these options vest in two to four years, provided that the optionees remain in the continuous service of the Company through each vesting date.

On November 12, 2010, the Compensation Committee proposed to amend the 2007 Equity Performance and Incentive Plan by increasing the number of ADSs available for awards to 9.4 million. The Board subsequently approved the amended 2007 Plan and it is expected to be submitted for approval by our shareholders at the annual general meeting to be held in May 2011. On December 15, 2010, the Compensation Committee conditionally granted awards with a total of 1,227,700 underlying ADSs, including options to purchase 1,039,700 ADSs and 188,000 restricted share units, to certain employees, with the underlying ADSs vesting in 3 to 4 years, provided that employees remain in the continuous service of the Company through each vesting date. Such awards were granted conditional upon the receipt of shareholder approval for the amended 2007 plan at the annual general meeting expected to be held in May 2011.

On January 25, 2011, the Compensation Committee further conditionally granted options to purchase 36,000 ADSs to certain employees and the underlying ADSs shall vest in 3 years, provided that the optionees remain in the continuous service of the Company through each vesting date.

After the above continuous granting activities, offset by the forfeitures of the Company management, directors and resigned employees, total ADSs issuable under the outstanding options were 6,960,725 ADSs as of December 31, 2010, excluding the conditional equity awards for a total of 1,227,700 ADSs

E.          Share ownership

Our directors and senior management do not own any shares of the Company as of March 31, 2010. For a description of options granted to our directors and executive officers under the 2007 Plan, please see Item 6. Directors, Senior Management and Employees - B. Compensation - Equity Compensation.

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of March 31, 2011, the most recent practicable date.

Ordinary Shares Beneficially Owned(1)
Name	Number	Percent(2)
Lin, Yu-Hsin (Casper)	*	*
Chen, Chin-Hsin (Fred)	*	*	*
Li, Shao Chuan (Shawn)	*	*
Chou, Pei-Fen (Patricia)	*	*
All directors and executive officers as a group(3)	810,000	0.2%

*	Represents less than 1% of our ordinary shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options currently exercisable into ordinary shares that will vest within 60 days after March 31, 2011 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 418,058,664 ordinary shares outstanding as of March 31, 2011.

(3)	Includes 810,000 ordinary shares issuable upon exercise of options held by our directors and executive officers that are exercisable or will become exercisable within 60 days of March 31, 2011.

As of March 31, 2011, our directors and executive officers held options to purchase an aggregate of 300,000 ADSs, representing 1,800,000 ordinary shares under our 2007 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Based on our Register of Members, as of December 31, 2010, Devon Dragon Trading Limited held 3,840,691 of our ADSs, or approximately 5.5% of our outstanding shares. Devon Dragon Trading Limited does not have voting rights that are different from the voting rights of our other shareholders.

As of March 31, 2011, 418,058,664 of our ordinary shares were issued and outstanding. JPMorgan Chase Bank, N.A., the depositary, has advised us that, as of March 31, 2011, 52,033,308 ADSs, representing 312,199,848 underlying ordinary shares, were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. We were advised by our depositary that, as of March 31, 2011, ADSs representing approximately 74.7% of our total outstanding ordinary shares were held by DTC and the number of beneficial owners of our ADS in the United States may be larger than the number of record holders of our ordinary shares in the United States.

ACTIONS SEMICONDUCTOR CO., LTD.

B.          Related Party Transactions

Details of the ownership by our employees of our ordinary shares as of March 31, 2011 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Fairly Consultants Limited (1)	Wu, Zhang Liang	2,770,550	0.66%

(1)	Fairly Consultants Limited has twenty shareholders, ten of whom are our employees.

We have been notified by the shareholder named in the table above that its director, who is an employee or otherwise affiliated with us, has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it.

ACTIONS SEMICONDUCTOR CO., LTD.

Transactions with GMI Technology

During the year ended December 31, 2008, 2009 and 2010, we sold products to GMI Technology amounting to US$24.4 million, US$12.5 million and US$7.5 million, respectively. The president of GMI Technology is the elder brother of Mr. Yeh, Nan-Horng, one of our directors.

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

On January 30, 2009, the motion was granted and a judgment of dismissal was entered in favor of the Company and Actions Mauritius on February 4, 2009. The plaintiffs subsequently appealed the dismissal to the United States Court of Appeals for the Ninth Circuit, and on July 6, 2010 the Court of Appeals affirmed the judgment in favor of the Company and its subsidiary.

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

B.          Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.          Offer and Listing Details

Our ADSs have been quoted on The NASDAQ Global Market under the symbol ACTS since November 30, 2005. Each ADS represents six ordinary shares. On April 21, 2011, the last reported sale price of our ADSs on the Nasdaq Global Market was US$2.40.

The table below sets forth, for the periods indicated, the highest and lowest closing prices and the average daily volume of trading activities on the NASDAQ Global Market for our ordinary shares represented by ADSs.

			Average Daily
	High	Low	Trading Volume

2005	9.25	7.08	212,164

2006	12.24	6.55	226,776

2007	8.50	3.98	399,942

2008	4.40	1.35	183,498

2009	2.90	1.34	156,325

2010	2.54	1.95	76,043

First Quarter	2.54	2.07	70,730

Second Quarter	2.42	1.98	80,406

Third Quarter	2.25	1.95	64,963

Fourth Quarter	2.20	1.98	87,894

October	2.16	1.98	54,786

November	2.20	2.06	83,090

December	2.18	2.08	124,082
2011
First Quarter	2.60	2.14	115,321

January	2.38	2.14	158,490

February	2.56	2.32	84,921

March	2.60	2.14	102,896

April (through April 21, 2011)	2.51	2.33	58,516

ACTIONS SEMICONDUCTOR CO., LTD.

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ADSs are listed on the Nasdaq Global Market under the symbol “ACTS”.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expense of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. According to our memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Board of Directors

We are managed by a board of directors which currently consists of seven members. Our articles of association provide that the board of directors shall consist of not more than seven directors.

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

ACTIONS SEMICONDUCTOR CO., LTD.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by taking a poll.

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

Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated either with the consent in writing of the holders of not less than 75% of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder.

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

Any member(s) holding in the aggregate not less than one-third of the outstanding voting shares of the company shall constitute a quorum.

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

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Our articles of association provide that any member(s) holding in the aggregate not less than one-third of the outstanding voting shares of the company shall be a quorum for a general meeting. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote. Other than special resolutions, all resolutions shall be passed by a simple majority of those shares voted at a meeting at which a quorum is present.

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

ACTIONS SEMICONDUCTOR CO., LTD.

Anti-takeover Provisions

The Companies Law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Our articles of association contain the provisions regarding a staggered board of directors which may be regarded as a defensive measure.

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

For a summary of the material terms of the Auction Confirmation Letter Relating to Land Use Rights dated March 19, 2010 issued by Shanghai Real Property Transaction Center, see “Item 4.D Information on the Company —Property, Plants and Equipment.”

D.          Exchange Controls

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on August 5, 2008 and effective as of the same date and various further regulations issued by SAFE, RMB can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services as long as such payment is supported by bona fide legal transactions, , which shall be examined by the bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into RMB or RMB into foreign currency, and remittance thereof into or out of China requires approval or registration by SAFE or its local counterparts.

Within China, unless otherwise approved, all payments must be made in RMB. Pursuant to the new amended regulation, Chinese companies may repatriate foreign currency payments received from abroad into China or retain them abroad, the conditions and terms thereof shall be provided by SAFE, in accordance with the balance of payments and the need of foreign currency administration .Foreign invested enterprises, such as Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

ACTIONS SEMICONDUCTOR CO., LTD.

Under these regulations, a foreign invested enterprise in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In particular, each of our principal PRC subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, is required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash.

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

Dividends paid in RMB will be included in each U.S. Holder’s income as a U.S. dollar amount based on the spot rate in effect on the date that the U.S. Holder (or, in the case of a U.S. Holder of ADSs, the Depositary) receives the dividend, regardless of whether the payment is converted into U.S. dollars. If the U.S. Holder (or the Depositary) does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder (or the Depositary) later exchanges the RMB for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the RMB for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute non-cash property as a dividend, the U.S. Holder will generally include in income an amount equal to the fair market value, in U.S. dollars, of the property on the date that it is distributed. Dividends will constitute foreign source income for foreign tax credit limitation purposes. The rules relating to the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine the foreign tax credit implications of owning the ordinary shares or ADSs.

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

We believe we will be classified as a PFIC, for U.S. federal income tax purposes, for calendar year 2011 and in future years. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs.

Assuming we are classified as a PFIC for 2011 or in any other future taxable year, you would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ordinary shares or ADSs and (ii) any “excess distribution” paid on ordinary shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and other financial institutions.  In 2008, 2009 and 2010, the rate of return on cash deposits was 4.7%, 4.3% and 4.9%, respectively. In light of the current global economic recovery and prudent monetary policy, interest rates for cash deposits may stay at relatively high levels during an extended period of time. For example, China’s central bank raised interest rates twice in 2010.As of December 31, 2010, the one-year RMB deposit rate was 2.75% in China, an increase of 0.5% from the beginning of 2010. However, if there were uncertainties in global economic and market conditions, decreased interest rate might adversely affect out interest income and further impact our net income.

We have not used derivative financial instruments in our investment portfolio to hedge interest rate risks or otherwise. Interest-earning instruments carry a degree of interest rate risk. However, historically we have not been exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with the changes in interest rates.

Foreign Exchange Risk

Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB. Since July 2005 the RMB is no longer pegged solely to the U.S. dollar. Instead, it was reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China by 0.5% each day since May 21, 2007. If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2010 which was used in preparing our audited financial statements as of and for the year ended December 31, 2010, our net asset value, as presented in U.S. dollars, would have been reduced by US$2.4 and US$11.5 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$2.4 and US$12.7 million, respectively.

After a significant appreciation of RMB against US dollar in 2007 and 2008, the exchange rate between RMB and US dollar stabilized during the financial downturn in 2009 and first half of 2010, but in the second half of 2010 RMB further appreciated against US dollar.  However, the exchange rates between Taiwan dollar and US dollar fluctuated significantly in the second half of 2008 and 2009, when we held around US$20M in Taiwan dollar after withdrawing an investment in Taiwan.  We have experienced foreign exchange gains of US$1.2 and loss of US$0.7 million in 2008 and 2009 respectively, and an exchange gain of US$ 2.3 million in 2010. In addition, we have recognized foreign currency translation adjustments of approximately US$ 11.0, US$ 0.5 and US$4.4 million in 2008, 2009 and 2010, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

ACTIONS SEMICONDUCTOR CO., LTD.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

JPMorgan Chase Bank, N.A., the depositary of our ADS program, or the depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary may charge each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions, and each person surrendering ADSs for withdrawal of deposited securities, US$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered. The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge. The address of the depositary’s principal executive office is P.O. Box 64506, St. Paul, Minnesota, U.S.A. 55164-0506.

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

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary, except :

(i) stock transfer or other taxes and other governmental charges (which are payable by holders or persons depositing shares),

(ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADRs or deposited securities (which are payable by such persons or holders),

(iii) transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities),

(iv) expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency), and

(v) any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of the shares or other deposited securities (which charge shall be assessed against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions). Such charges may at any time and from time to time be changed by agreement between us and the depositary.

ACTIONS SEMICONDUCTOR CO., LTD.

Fees and Other Payments Made by the Depositary to Us

In 2010, we received from our depositary, JPMorgan Chase Bank, N.A., a reimbursement of approximately US$500,000 for our expenses incurred partially in 2009 and mainly in 2010 in connection with our ADR and investor relations programs, including legal fees, accounting and audit fees, expenses related to investor relations, ADS-related financial advertising and public relations, and other expenses related to our ongoing compliance with Nasdaq and SEC rules and regulations, itemized as follows:

Item	US$
Reimbursement for accounting and audit fees	250,339
Reimbursement for legal fees	135,417
Reimbursement for expenses related to investor relations	84,424
Reimbursement for ADS-related financial advertising and public relations	-
Reimbursement for other expenses	29,820
Total	500,000

Meanwhile we were charged by JPMorgan Chase Bank, N.A. in the amount of US$6,259 related to the maintenance of the ADR program, database subscription fees and other services.

The depositary has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future, which reimbursements will be subject to a 30% withholding tax effective from 2011.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from ADS holders.

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

ACTIONS SEMICONDUCTOR CO., LTD.

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2010.

Management‘s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of December 31, 2010, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2010 is effective.

Changes in Internal Control Over Financial Reporting. During 2010, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm with a report to the shareholders and the Board of Directors of the Company included herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2009, and 2010.

	For the year ended December 31,
	2009		%	2010		%
	(thousands)			(thousands)
Audit Fees	US$	490	99.6%	US$	496	99.6%
Tax Fees		2	0.4%		2	0.4%
Audit Related Fees	Nil		-	Nil		-
All Other Fees	Nil		-	Nil		-
Total	US$	492	100.0%	US$	498	100.0%

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

All Other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2009 and 2010, respectively.

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

The following table sets forth our share repurchase activities as of March 31, 2011

Period	Total Number of ADSs Purchased	Average Price Paid per ADS		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of ADSs that May Yet Be Purchased Under the Plans or Programs
2007	1,303,647	US$	5.09	1,303,647	6,696,353
2008	3,779,374		2.46	5,083,021	2,916,979
2009	5,823,033		1.72	10,906,054	9,093,946
2010	4,035,453		2.22	14,941,507	5,058,493
January	467,747		2.44	11,373,801	8,626,199
February	315,182		2.30	11,688,983	8,311,017
March	308,861		2.34	11,997,844	8,002,156
April	300,639		2.37	12,298,483	7,701,517
May	330,567		2.23	12,629,050	7,370,950
June	428,872		2.14	13,057,922	6,942,078
July	308,485		2.19	13,366,407	6,633,593
August	423,880		2.17	13,790,287	6,209,713
September	213,920		2.07	14,004,207	5,995,793
October	220,427		2.06	14,224,634	5,775,366
November	281,108		2.10	14,505,742	5,494,258
December	435,765		2.12	14,941,507	5,058,493
2011
January	559,822		2.29	15,501,329	4,498,671
February	331,187		2.40	15,832,516	4,167,484
March	491,040		2.45	16,323,556	3,676,444

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

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

(a) The following information attached hereto starting from page F-2 are hereby incorporated by reference:

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets as of December 31, 2009 and 2010	F - 5

Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010	F - 6

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2008, 2009 and 2010	F - 7

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010	F - 8

Notes to the Consolidated Financial Statements	F - 10

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010	F - 37

ITEM 19. EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

ACTIONS SEMICONDUCTOR CO., LTD.

(b)	Exhibits to this Annual Report:

1.1	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 4.1 of Form S-8 (File No. 333-152490) filed with the Securities and Exchange Commission on July 24, 2008)

1.2	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 000-51604 filed with the Securities and Exchange Commission on May 20, 2010)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of Form F-1 (File No. 333-129208) filed with the Securities and Exchange Commission on October 24, 2005)

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

4.1
Amended and Restated 2007 Equity Performance and Incentive Plan (incorporated by reference to Exhibit 4.1 of the Registrant’s annual report on Form 20-F for the year ended December 31, 2009 (File No. 000-51604) (filed with the Securities and Exchange Commission on April 30, 2010)

4.2	English Summary of Auction Confirmation Letter Relating to Land Use Rights for land located in Zhangjiang, Shanghai, dated as of March 19, 2010, between Actions Technology (Shanghai) Co., Ltd. and Shanghai Real Property Transaction Center (incorporated by reference to Exhibit 4.2 of Form 20-F (File No. 000-51604) filed with the Securities and Exchange Commission on April 30.)

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm

ACTIONS SEMICONDUCTOR CO., LTD.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ PEI-FEN (PATRICIA) CHOU
Name:	Pei-Fen (Patricia) Chou
Title:	Chief Financial Officer

Date: April 22, 2011

ACTIONS SEMICONDUCTOR CO., LTD.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

	CONTENTS	PAGE(S)

	Report of Independent Registered Public Accounting Firm	F - 2

	Consolidated Balance Sheets as of December 31, 2009 and 2010	F - 5

Consolidated Statements of Operations for the years ended
	December 31, 2008, 2009 and 2010	F - 6

Consolidated Statements of Equity and Comprehensive Income
	for the years ended December 31, 2008, 2009 and 2010	F - 7

Consolidated Statements of Cash Flows for the years ended
	December 31, 2008, 2009 and 2010	F - 8

	Notes to the Consolidated Financial Statements	F - 10

Schedule 1 -	Actions Semiconductor Co., Ltd. - condensed financial information	F - 37
as of December 31, 2009 and 2010 and for the years ended
December 31, 2008, 2009 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and subsidiaries (the "Group") as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010.  Our audits also included the financial statement schedules included in Schedule 1.  These consolidated financial statements and the financial statement schedules are the responsibility of the Group's management.  Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Actions Semiconductor Co., Ltd. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 22, 2011, expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu
Hong Kong
April 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. and its subsidiaries (the "Group") as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in the Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Mavrix Technology, Inc. and its subsidiaries (the "Mavrix Group"), which was acquired on August 19, 2010 and whose financial statements constitute 0.6% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2010.  Accordingly, our audit did not include the internal control over financial reporting at the Mavrix Group. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
ACTIONS SEMICONDUCTOR CO., LTD. - continued

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2010 of the Group and our report dated April 22, 2011 expressed an unqualified opinion on those financial statements and financial statement schedules.

Deloitte Touche Tohmatsu
Hong Kong
April 22, 2011

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$87,706	$42,872
Time deposits	62	34
Marketable securities	139,984	164,336
Trading securities	-	535
Accounts receivable, net	1,891	1,844
Amount due from a related party	530	559
Amount due from equity method investees	492	104
Inventories	4,501	4,832
Prepaid expenses and other current assets	1,258	3,242
Deferred tax assets	371	399
Total current assets	236,795	218,757
Investment in equity method investees	1,577	6,401
Other investments ($420 and NIL carried at fair value as of December 31, 2009 and 2010 respectively)	3,258	2,764
Marketable securities (NIL and $14,296 carried at fair value as of December 31, 2009 and 2010 respectively)	23,773	24,831
Rental deposits	46	40
Property, plant and equipment, net	14,437	24,604
Land use right	1,546	1,554
Acquired intangible assets, net	3,625	4,318
Deposit paid for acquisition of intangible assets	-	2,408
Deferred tax assets	149	88
Goodwill	-	468
TOTAL ASSETS	$285,206	$286,233
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,355	$2,850
Accrued expenses and other current liabilities	4,626	7,247
Other liabilities	2,124	2,502
Income tax payable	129	140
Deferred tax liabilities	284	446
Total current liabilities	9,518	13,185
Other liabilities	319	83
Deferred tax liabilities	2,058	2,286
Total liabilities	11,895	15,554
Commitments and contingencies (Note 19)

Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 427,705,308 (2009: 450,563,676) shares issued and outstanding	$1	$1
Additional paid-in capital	31,423	24,252
Accumulated other comprehensive income	20,239	24,420
Retained earnings	221,648	222,032
Total Actions Semiconductor Co. Ltd. shareholders' equity	273,311	270,705
Non-controlling interest	-	(26)
Total equity	273,311	270,679
TOTAL LIABILITIES AND EQUITY	$285,206	$286,233

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2008	2009	2010
Revenues:
Third-parties:
System-on-a chip products	70,528	31,482	29,939
Semiconductor product testing services	214	203	151
	70,742	31,685	30,090
Related-parties:
System-on-a chip products	24,388	12,455	7,495
Total revenues	95,130	44,140	37,585

Cost of revenue:
Third-parties:
System-on-a chip products	(35,090)	(21,322)	(18,521)
Semiconductor product testing services	(177)	(117)	(81)
	(35,267)	(21,439)	(18,602)
Related parties:
System-on-a-chip products	(12,158)	(8,771)	(4,325)
Total cost of revenues	(47,425)	(30,210)	(22,927)
Gross profit	47,705	13,930	14,658
Other operating income	797	918	966
Gain on deemed disposal	-	1,736	-
Operating expenses:
Research and development	(19,477)	(19,295)	(17,325)
General and administrative	(10,399)	(8,812)	(8,125)
Selling and marketing	(1,694)	(1,115)	(1,208)
Total operating expenses	(31,570)	(29,222)	(26,658)
Income (loss) from operations:	16,932	(12,638)	(11,034)
Other income (loss)	1,213	(654)	2,348
Dividend income	20	440	-
Fair value change in trading securities	92	40	(2)
Gain on disposal of other investment	-	-	137
Interest income	11,912	10,977	9,608
Interest expense	(4)	(57)	-
Other-than-temporary impairment loss on investments	-	(7,407)	-
Income (loss) before income taxes, equity in net loss of equity method investees and noncontrolling interest	30,165	(9,299)	1,057
Income tax expense	(3,632)	(537)	(422)
Equity in net loss of equity method investees	(576)	(826)	(781)
Remeasurement gain on equity interest on acquisition of a subsidiary	-	-	494
Net income (loss)	25,957	(10,662)	348
Add: Net loss attributable to noncontrolling interest	166	264	36
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	$26,123	$(10,398)	$384
Net income (loss) per share: Basic
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$0.052	$(0.023)	$0.001
Net income (loss) per share: Diluted
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$0.052	$(0.023)	$0.001
Weighted-average shares outstanding used in computation:

Basic	501,763,805	460,812,477	438,401,072

Diluted	501,763,805	460,812,477	454,568,850

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except share and per share data)

	Attributable to the shareholders of the Actions Semiconductor Co., Ltd.
				Accumulated
				other			Non
	Ordinary shares		Additional	comprehensive	Retained		controlling		Comprehensive
	Number	Amount	paid-in capital	income	earnings	Total	interest	Total	income (loss)

Balance at January 1, 2008	508,178,118	$1	$43,679	$9,628	$205,923	$259,231	$204	$259,435	$56,873
Repurchase of ordinary shares	(22,676,244)	-	(9,368)	-	-	(9,368)	-	(9,368)	-
Share-based compensation	-	-	2,295	-	-	2,295	-	2,295	-
Foreign currency translation adjustments	-	-	-	10,951	-	10,951	(3)	10,948	10,951
Unrealized loss on other investments	-	-	-	(96)	-	(96)	-	(96)	(96)
Net income (loss)	-	-	-	-	26,123	26,123	(166)	25,957	26,123
Balance at December 31, 2008	485,501,874	$1	$36,606	$20,483	$232,046	$289,136	$35	$289,171	$36,978
Repurchase of ordinary shares	(34,938,198)	-	(10,130)	-	-	(10,130)	-	(10,130)	-
Share-based compensation	-	-	4,006	-	-	4,006	-	4,006	-
Foreign currency translation adjustments	-	-	-	(509)	-	(509)	-	(509)	(509)
Change in Company's ownership interest in subsidiary	-	-	941	-	-	941	229	1,170	-
Unrealized loss on other investments	-	-	-	265	-	265	-	265	265
Net loss	-	-	-	-	(10,398)	(10,398)	(264)	(10,662)	(10,398)
Balance at December 31, 2009	450,563,676	$1	$31,423	$20,239	$221,648	$273,311	$-	$273,311	$(10,642)
Repurchase of ordinary shares	(24,212,718)	-	(9,019)	-	-	(9,019)	-	(9,019)	-
Exercise of stock option	1,354,350	-	316	-	-	316	-	316	-
Share-based compensation	-	-	1,532	-	-	1,532	-	1,532	-
Foreign currency translation adjustments	-	-	-	4,350	-	4,350	-	4,350	4,350
Acquisition of a Subsidiary	-	-	-	-	-	-	10	10	-
Unrealized loss on other investments	-	-	-	(169)	-	(169)	-	(169)	(169)
Net Income (loss)	-	-	-	-	384	384	(36)	348	384

Balance at December 31, 2010	427,705,308	$1	$24,252	$24,420	$222,032	$270,705	$(26)	$270,679	$4,565

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	$25,957	$(10,662)	$348
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,047	2,073	1,929
Allowance for doubtful accounts receivable	496	(56)	(101)
Land use right	38	34	33
Amortization of acquired intangible assets	3,232	2,833	1,901
Utilization of subsidy from local authorities of Beijing, Shenzhen and Zhuhai, the People's Republic of China (the "PRC")	(602)	(226)	(225)
Write down of inventories	901	294	378
Loss (gain) on disposal of property, plant and equipment	70	(5)	42
Fair value change in trading securities	(92)	(40)	(2)
Gain on disposal of other investments	(6)	-	(137)
Share-based compensation	2,295	4,006	1,532
Deferred tax	2,083	484	422
Equity in net loss of equity method investees	576	826	782
Remeasurement gain on equity interest on acquisition of a subsidiary	-	-	(494)
Gain on deemed disposal of a subsidiary	-	(1,736)	-
Other-than-temporary impairment loss on investments	-	7,407	-
Changes in operating assets and liabilities:
Proceeds from disposal of trading securities	17,111	30,649	5
Purchase of trading securities	(36,318)	(11,310)	(470)
Accounts receivable	2,169	(1,305)	150
Amounts due from a related party	(554)	967	(39)
Notes receivable	315	74	-
Inventories	3,611	3,152	222
Prepaid expenses and other current assets	1,601	(526)	(1,326)
Amount due from an equity method investee	52	(492)	410
Accounts payable	(8,999)	(301)	(32)
Accrued expenses and other current liabilities	(5,522)	1,597	(1,680)
Income tax payable	(576)	(93)	14
Deposit paid for acquisition of land use right	-	-	(901)
Rental deposit refunded (paid)	45	(7)	(1)
Net cash provided by operating activities	9,930	27,637	2,760
Investing activities:
Investment in equity method investees	(3,000)	(1,500)	(5,606)
Proceeds from the disposal of other investments	-	44	1,251
Purchase of other investments	(2,215)	-	-
Proceeds from disposal of property, plant and equipment	18	30	21
Increase in deposit paid for acquisition of property, plant and equipment	(368)	(1,733)	-
Proceeds from redemption of marketable securities	-	91,066	77,657
Purchase of marketable securities	(25,575)	(53,833)	(100,498)
Purchase of property, plant and equipment	(2,429)	(6,613)	(8,851)
Purchase of intangible assets	(1,194)	(3,074)	(1,762)
Deposit paid for acquisition of intangible assets	-	-	(2,408)
(Increase) decrease in restricted cash	1,389	440	-
Decrease in time deposits	2,691	7	28
Acquisition of a subsidiary, net of cash and cash equivalent acquired	-	-	(937)
Disposal of a subsidiary, net of cash equivalent disposed	-	(2,707)	(10,110)
Net cash (used in) provided by investing activities	(30,683)	22,127	(51,215)

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued
(In thousands of U.S. dollars)

	Year ended December 31,
	2008	2009	2010

Financing activities:
Repayment of short-term bank loans	(1,580)	(2)	-
Receipt of amount due from a former subsidiary	-	-	11,020
Proceeds from loan from non-controlling interest	1,500	-	-
Advance subsidy from local authorities of Beijing, Shenzhen and Zhuhai, the PRC	1,025	750	302
Repurchase of ordinary shares	(9,368)	(10,130)	(9,019)
Proceeds from exercise of stock options	-	-	316
Proceeds on issue of shares of subsidiary	-	1,885	-
Net cash (used in) provided by financing activities	(8,423)	(7,497)	2,619
Net (decrease) increase in cash and cash equivalents	(29,176)	42,267	(45,836)

Cash and cash equivalents at the beginning of the year	72,054	45,435	87,706

Effect of exchange rate changes on cash	2,557	4	1,002
Cash and cash equivalents at the end of the year	$45,435	$87,706	$42,872
Supplemental cash flow information:

Cash paid during the period for:
Interest	$(4)	$(59)	$-
Income taxes	$(2,110)	$(144)	$(180)
Non-cash investing activities
Purchases of intangible assets	$(1,071)	$(161)	$536

Purchase of property, plant and equipment	$-	$(928)	$2,305

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010

(In thousands of U.S. dollars, except share and per share data, share related data and unless otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd ("Actions Semiconductor Cayman Islands" or "the Company") is a holding company incorporated in the Cayman Islands on July 27, 2005.

At December 31, 2010, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Mauritius")	Republic of Mauritius ("Mauritius") November 16, 2001	100%	Investment holding

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Zhuhai")	PRC December 28, 2001	100%	Design and manu-facture of system-on-a-chip products

Shanghai Actions Semiconductor Co., Ltd. ("Actions Semiconductor Shanghai ")	PRC March 27, 2008	100%	Design and manu-facture of system-on-a-chip products

Actions Technology (HK) Company Limited ("Actions Hong Kong")	Hong Kong January 13, 1999	100%	Trading of system-on-a-chip products

Actions Microelectronics Co., Ltd.	Hong Kong August 17, 2007	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics (HK) Co., Limited	Hong Kong January 16, 2006	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics Co., Ltd. ("Artek Microelectronics Shenzhen")	PRC March 14, 2006	100%	Design and manu-facture of system-on-a-chip products

Actions Capital Investment Inc.	The BVI February 10, 2006	100%	Investment holding

Actions Capital Investment (Malaysia) Inc. Co., Ltd. ("Actions Malaysia ")	Republic of Malaysia January 13, 2009	100%	Inactive

Mavrix Technology, Inc. (“Mavrix”)	Cayman Islands June 20, 2006	93.40%	Investment holding

Mavrix Technology (H.K.) Co., Limited (“Mavrix HK”)	Hong Kong August 17, 2007	93.40%	Manufacturing and trading of system-on-a-chip products

Shanghai Mavrix Electronics, Ltd. (“Mavrix Shanghai”)	PRC October 23, 2006	93.40%	Design and manufacture of system-on-a-chip products

Actions Semiconductor Cayman Islands and its subsidiaries (the "Group") are principally engaged in the design and development of System-on-a-chip ("SoC") products and total solutions for the development and manufacture of portable media players ("PMPs") and the provision of testing solutions.  The Group's total solutions include SoCs, solution development kits and detailed specifications of other required components and the providers' information of those components.  The Group's total solutions enable its customers to quickly introduce new portable media players, which play multimedia files by compressing to a fraction of their size using any one of a number of audio and video compression technologies, into the mainstream market worldwide.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries.  All significant intercompany transactions and balances are eliminated on consolidation. The result of a subsidiary acquired has been consolidated from the date of acquisition.

Business Combination

The Group accounts for its business combination using the acquisition method of accounting.  This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets acquired, and liabilities the Group assumed base on their estimated fair values.

The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date.  The costs directly attributable to the acquisition are expensed as incurred.  Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interest.  The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.  If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented.  Actual results could differ from those estimates.  The significant accounting estimates, which have had an impact on the consolidated financial statements, include allowances for doubtful receivables, write down of slow moving and obsolete inventories, deferred  tax valuation allowance, useful lives of property, plant and equipment and intangible assets,  impairment of long-lived assets and indefinitive-lived intangible assets, impairment of goodwill, provision for litigation claims and valuation of stock option expenses.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Marketable debt securities

Marketable debt securities are highly liquid investments purchased by the Group from banks or independent financial institutions in the PRC.  Those investments mainly include money market deposits and trust financial products with market based interest rates that have maturities anywhere between three to twenty-four months when purchased.

Marketable debt securities are classified as held to maturity as the Group has the positive intent and ability to hold the securities to maturity.  All of the Group's held-to-maturity securities are stated at amortized cost.

Trust financial products are investments in individual funds or in pools of funds held by financial institutions, who in turn use the funds raised to independently manage a pool of various assets of which the underlying investments are debt instruments.  Such investments carry market based interest rates and have maturities anywhere between three to twenty-four months.

As of December 31, 2010, the Group has elected the fair value option for one of its investment in a trust financial product.  The Group determined that the fair value of this investment to be $14,296.

Trading securities

The Group's trading securities comprised investments in publicly traded mutual funds in Taiwan.  The investments are reported at fair value and its unrealized gains and losses are included in earnings.  No trading securities were held as of December 31, 2009. Trading securities were purchased during 2010 and an unrealized gain of $2 had been recognized as of December 31, 2010.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

All land in the PRC is owned by the government.  According to PRC law, the government may sell the right to use of the land for a specified period of time.  Thus, all of the Group's land, which were all purchased in the PRC, are considered to be prepaid leasehold land and classified as land use right.  These are expensed on a straight-line basis over the respective term of the right to use the land.  Expense for years ended December 31, 2008, 2009 and 2010 were $38, $34 and $34 respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Acquired intangible assets – definite live, net

Acquired intangible assets - definite live comprising purchased software and technology licenses.  Purchased software and technology licenses are amortized on a straight-line basis over their expected useful economic lives, both ranged from two to five years.

Goodwill and other intangible assets

The Group records goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired.  In-process research and development ("IPR&D") is recognized separately from goodwill at fair value of acquisition date, IPR&D is not subjected to amortization until research and development efforts are completed and assets are ready for their intended use.  Goodwill is tested for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value.  IPR&D is tested for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of the IPR&D may no longer be recoverable.

The Group primarily utilizes a discounted cash flow methodology to calculate the fair value of its reporting units and the fair value of the IPR&D.

Impairment of long-lived assets

The Group reviews for impairment or obsolescence annually, long-lived assets including property, plant and equipment and acquired intangible assets - definite live, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.  When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss by which the carrying value of the assets exceeds their recoverable amount.  The recoverable amount is based on the fair value of the assets.

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

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC governments in Zhuhai by Actions Semiconductor Zhuhai, in Shenzhen by Artek Microelectronics Shenzhen and in Shanghai by Actions Semiconductor Shanghai. Advance subsidies are recognized as other income when received and when all the conditions for their receipt have been met.  Advance subsidies recognized as income were $602, $226 and $225 for the years ended December 31, 2008, 2009 and 2010, respectively.

Advance subsidies received from the government have been recorded in other liabilities.  The advance subsidies are repayable unless the conditions attached to the grant use satisfied, the respective subsidies will be recognized as other income (see note 11 for additional details).

Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Advertising costs

Advertising costs are expensed as incurred and are included in general and administrative expense, and selling and marketing expenses. Total advertising expenses were approximately $142, $98, and $199 for the years ended December 31, 2008, 2009 and 2010 respectively.

Comprehensive income (loss)

Accumulated other comprehensive income (loss) include unrealized gains on other investments and foreign currency translation adjustments and is reported as a separate component in the statement of equity and comprehensive income.

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

The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar.  All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date, and all income and expense items are translated at the average rates of exchange over the year.  All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Fair value of financial instruments

Fair values of cash and cash equivalents, time deposits, marketable securities, accounts receivable, amount due from a related party, amount due from equity method investees, accounts payable, and accrued expenses approximate their carrying amounts due to their short-term maturities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, marketable securities, trading securities, accounts receivable, amount due from a related party, amount due from an equity method investee.  The Group places its cash and cash equivalents, time deposits, marketable securities and trading securities with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not required collateral or other security from its customers.  The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.  For the years ended December 31, 2008, 2009 and 2010, allowance for doubtful accounts of $496, $(56), and $(101) was recorded by the Group respectively.

Movements in allowances for doubtful accounts receivable are as follows:

Year ended	Beginning	Credit	Closing
December 31	balance	to expense	balance

2009	$778	$ (56)	$722

2010	$722	$(101)	$621

Net income (loss) per share

Basic net income (loss) attributable to the Company per share is computed by dividing net income attributable to the Company by the weighted average number of ordinary shares outstanding during the year.  Diluted net income (loss) attributable to the Company per share give effect to all dilutive potential common shares outstanding during the year.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

For the year ended December 31, 2009 the compensation costs of Nil, $2,475, $1,335 and $196 have been included as cost of revenue, research and development expenses, general and administrative expenses, and selling and marketing expenses, respectively.

For the year ended December 31, 2010 the compensation costs of $2, $1,067, $404 and $59 have been included as cost of revenue, research and development expenses, general and administrative expenses, and selling and marketing expenses, respectively.

Recently issued accounting pronouncements

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of this guidance did not have a significant impact on the Group's financial statements.

In March 2010, the FASB issued authoritative guidance regarding the effect of denominating the exercise price of a share-based payment awards in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. This adoption of the authoritative guidance is not expected to have a material impact on the Group's financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recently issued accounting pronouncements – continued

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  For public entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010.  Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2011.  Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. This adoption of the authoritative guidance is not expected to have a material impact on the Group's financial statements.

In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations.  The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations.  The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. This adoption of the authoritative guidance is not expected to have a material impact on the Group's financial statements.

3.	INVENTORIES

Inventories consisted of the following:

	At December 31,
	2009	2010

Raw materials	$2,589	$1,984
Work in progress	235	909
Finished goods	1,677	1,939
	$4,501	$4,832

Slow moving inventories amounting to $901, $294, and $378 were written down for the year ended December 31, 2008, 2009 and 2010, respectively.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2009	2010

Prepaid expenses	$223	$401
Value added tax refundable	686	1,448
Interest receivable	113	1,038
Dividend receivable	-	150
Others	236	205
	$1,258	$3,242

5.	INVESTMENT IN EQUITY METHOD INVESTEES

Actions Microelectronics Co., Ltd (Beijing) ("Beijing Actions")

Beijing Actions is a private company which design and manufactures SoC products for portable media players and digital photo frames.

As of December 31, 2008, Beijing Actions was an 80% owned subsidiary of the Group.  As part of the capital injection plan of Beijing Actions, Beijing Actions increased its injected capital from $2,500 to $4,800, resulting in dilution of the Group's ownership interest to 45.6% as at June 30, 2009.  However, since the Group retained control over Beijing Actions through contractual arrangement with the other shareholders of Beijing Actions, the change in the Group's ownership interest in Beijing Actions was accounted for as an equity transaction.

As of September 30, 2009, Beijing Actions further increased its injected capital to $10,000, of which the Group invested $1,500 of this capital injection.  The Group's ownership interest in Actions Beijing was further diluted from 45.6% to 35%, and ceased control over Beijing Actions but retained with significant influence.  Gain of $1,700 was recorded for the deconsolidation of Beijing Actions within continuing operations for the year ended December 31, 2009.  As of December 31,2010, the Group continues to hold 35% ownership interest in Beijing Actions.

The effect of changes in the Company's ownership interest in Beijing Actions on the Company's equity is as below:

	2008	2009	2010

Net income (loss) attributable to Actions Semiconductor Co., Ltd	$26,123	$(10,398)	$384
Transfers to the noncontrolling interest
Increase in Actions Semiconductor Co., Ltd's additional paid-in capital for deemed dilution of Beijing Actions	-	941	-
Change to net income (loss) attributable to Actions Semiconductor Co., Ltd and transfers from noncontrolling interest	$26,123	$(9,457)	$384

Grand Choice Investment Limited (“Grand Choice”)

Grand Choice is a private company established in February 2010 which designs and manufactures software and hardware for electronic books.

Upon establishment, the Group purchased 20% of interest in Grand Choice for $600. The Group exercised significant influence but does not control Grand Choice which was accounted for under the equity method of accounting.

In December 2010, the Group invested a further $600 to maintain its 20% interest due to a capital contribution by all shareholders.

Nann Capital Corporation ("Nann Capital")

Nann Capital is a private investment holding company.  Its wholly owned subsidiaries include Actions Enterprise (HK) Co., Ltd and Actions Technology (Shanghai) Co., Ltd. Both are disposed by the Group in July 2010.

Subsequent to the disposal, the Group purchased 40% of equity interest in Nann Capital for $4,406. The Group exercises significant influence but does not control Nann Capital which is accounted for under the equity method of accounting.

5.	INVESTMENT IN EQUITY METHOD INVESTEES – continued

The summarized financial information of equity method investees is illustrated as below:

	2009	2010
Balance sheets
Current assets	$10,807	$11,075
Non-current assets	3,222	12,519
Current liabilities	3,525	1,499
Non-current liabilities	-	28
Redeemable shares	7,198	-
Non-controlling interest	-	-

	2008	2009	2010
Results of operations
Revenues	$295	$3,582	$6,255
Gross profit	16	985	2,134
Loss from continuing operations	(4,457)	(4,430)	(2,666)
Net loss	$(4,427)	$(4,291)	$(2,293)

6.	OTHER INVESTMENTS

	At December 31,
	2009	2010
Listed investments:
- Equity securities listed in Taiwan	$420	$-
Unlisted securities at cost	6,848	6,774
Less: other-than-temporary impairment losses recognized (note 15)	(4,010)	(4,010)
	$3,258	$2,764

As of December 31, 2009, the Group intended to hold the listed available-for-sale securities for long term and the investment was reported at fair value of which unrealized gains of $(170) were excluded from earnings and reported in a separate component of shareholder's equity.

In March 2010, the Group disposed of all of its listed available-for-sale securities.  Accordingly, the unrealized gains accumulated in a separate component of shareholder's equity are reversed into earnings. Again on disposal of $137 has been recognized in the consolidated statement of operations for the year ended December 31, 2010.

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

The following table summarizes the Group's assets and liabilities measured at fair value on a recurring basis:

Fair value measurements at December 31, 2010

	Quoted Prices in Active Markets (Level l)	Significant Other Observable Inputs (Level 2)	Total
Publicly traded mutual funds in Taiwan	$535	$-	$535
Marketable securities	-	14,296	14,296
	$535	$14,296	$14,831

Fair value measurements at December 31, 2009

Quoted Prices in Active Markets (Level l)
Available-for-sale securities	$420

Marketable securities represent a trust financial product with an independent financial institution in the PRC.

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2009	2010

Buildings	$34	$48
Leasehold improvements	319	504
Furniture, fixtures and equipment	2,890	3,135
Motor vehicles	629	620
Plant and machinery	8,132	8,750
Total	12,004	13,057
Less: Accumulated depreciation	(7,421)	(9,329)
Construction in progress	9,854	20,876
Property, plant and equipment, net	$14,437	$24,604

The Group recorded depreciation expense of $$2,047, $2,073, and $1,929 for the years ended December 31, 2008, 2009 and 2010, respectively.

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	At December 31,
	2009	2010
Cost:
Purchased software	$5,328	$4,806
Technology licenses	4,198	5,141
	9,526	9,947
Accumulated amortization:
Purchased software	(3,921)	(3,218)
Technology licenses	(1,980)	(2,831)
	(5,901)	(6,049)
In-process research and development not subject to amortization	-	420
Acquired intangible assets, net	$3,625	$4,318

The intangible assets of the Group mainly consist of purchased software which is used to support the business administration and the electronic design automation, and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group recorded amortization expense of $3,232, $2,833, and $1,901 for the years ended December 31, 2008, 2009 and 2010, respectively.  Intangible asset amortization expense is estimated to be $2,044, $2,155, $1,451 and $897 for the 2011, 2012, 2013 and 2014 fiscal years, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2009	2010

Accrued wages and bonuses	$2,023	$2,518
Accrued legal and professional fees	158	260
Accrued insurance expenses	120	-
Payables for construction in progress	928	2,305
Payables for acquisition of intangible assets	161	536
Royalty fees payable	291	359
Accrued consulting fees	375	375
Accrued commission expenses	123	7
Share repurchase fee payable	-	143
Payable for insurance premium	－	100
Others	447	644
	$4,626	$7,247

11.	OTHER LIABILITIES

The local authorities in Beijing, Shenzhen and Zhuhai, PRC, operate certain government subsidy programs which are intended to encourage companies to invest in the high technology industry in Zhuhai and Beijing.

For the year ended December 31, 2009, Actions Semiconductor Zhuhai and Artek Microelectronics Shenzhen were granted $633 and $117 advances subsidies respectively, the total liabilities amounted to $2,443, in which $2,124 was repayable within one year and $319 was repayable after 2010 and therefore recorded in non-current liabilities.

For the year ended December 31, 2010, Actions Semiconductor Zhuhai and Artek Microelectronics Shenzhen were further granted $302 and nil advance subsidies respectively, the total liabilities amounted to $2,585, in which $2,502 was repayable within one year and $83 are repayable after 2011 and therefore are recorded in non-current liabilities.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai and Artek Microelectronics Shenzhen, based on the Group's borrowing interest rate from independent financial institutions, was approximately $2,330 and $2,447 at December 31, 2009 and 2010, respectively.

12	ACQUISITION OF A SUBSIDIARY

As of December 31, 2008, the Group owned 19.67% of equity interest in Mavrix. Since the Group had the ability to exercise significant influence over the operating and financial policies of Mavrix through representation on the board of directors which comprised five directors, Mavrix was an equity method investee of the Group.

In 2009, the Group recorded an other-than-temporary impairment loss of $3,397 (note 15) related to the investment in Mavrix, as a result, the net carrying amount of this investment was written down to nil as of December 31, 2009.

In 2010, Mavrix started to change its primary line of business from designing and selling fabless semiconductors for portable media players to develop the applications for Android, a platform widely used in smart phones and multimedia internet devices. The Group considered this change in Mavrix's business as a potential opportunity.

In July 2010, the Group offered a tender to other shareholders of Mavrix to acquire the remaining equity interest in Mavrix. A majority of shareholders of Mavrix accepted the offer and the transaction was completed in August 2010.  As a result, the Group's ownership interest in Mavrix increased from 19.67% to 92.94% and control was obtained.  The total consideration paid for the purchase was $1,170.  This transaction was considered as an acquisition of business achieved in stages and accordingly the purchase method of accounting has been applied.  The previously held equity interest has been remeasured with fair value of $494 with reference to the offering price of the shares in the tender offer, and recognized as "Remeasurement gain on equity interest on acquisition of a subsidiary" in the consolidated income statement.  The acquired net assets were recorded at their fair value at the date of acquisition.

In November 2010, the Group has further acquired 0.46% interest in Mavrix. As a result, the Group’s ownership interest in Mavrix was increased from 92.94% to 93.4% as at December 31, 2010.

12	ACQUISITION OF A SUBSIDIARY - continued

The purchase price was allocated as follows:

As of acquisition date
Intangible assets:
License	$142
In-process research and development (note)	420
Goodwill	468
Net tangible assets acquired	644
Remeasurement gain on equity interest	(494)
Noncontrolling interest	(10)
Total purchase consideration	$1,170
Less: cash and cash equivalent acquired	(233)
Net cash inflow arising on acquisition	$937

Note:      In-process research and development ("IPR&D") represents the value assigned to acquired research and development project in relation to the Android platform that, as of the date of the acquisition, had not established technological feasibility and had no alternative future use.  The IPR&D outlined above is included in "Acquired intangible assets, net" (note 9) in the consolidated balance sheet.

Net sales and results of operations from Mavrix included in the Company's 2010 results since acquisition date as of August 19, 2010 are as follow:

August 19 – December 31, 2010
Total revenue	$209
Net loss	$(527)

The following provides unaudited pro forma net sales and results of operations for the years ended December 31, 2010 and December 31, 2009, as if Mavrix had been acquired on January 1 of each year. The unaudited pro forma results reflect certain adjustments, such as share of loss of Mavrix and impairment loss recognized for Mavrix in 2009. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of Mavrix. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the combined company.

	2009	2010
	(unaudited)	(unaudited)

Total revenue	$36,844	$38,156
Net loss attributable to Actions Semiconductor Co., Ltd.	$(9,138)	$(2,021)
Loss per share attributable to Actions Semiconductor Co., Ltd.	$(0.020)	$(0.005)

13.	STOCK OPTIONS

In May 2007, the Board of Directors approved a stock option plan and reserved 8,000,000 ADSs for issuance upon exercise of awards granted under the plan to the directors of the Company and senior officers, employees, and consultants of the Group.  On May 21, 2008, August 4, 2008 and January 21, 2009, the Board of Directors granted to the directors of the Company and senior officers, employees and consultants of the Group options to purchase in the aggregate 8,000,000 ADSs.  The options granted under this plan have a requisite service period of mainly four years.  The Board of Directors also has the right to terminate any unvested options.

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

In July 2010, the Group revised its estimate of the number of options that are expected to ultimately vest.  The number of share options granted expected to vest has been reduced to reflect historical experience of forfeiture of 5% to 10% of options granted prior to completion of vesting period and accordingly the share option expense has been adjusted.

13.	STOCK OPTIONS – continued

A summary of stock option activity is as follows:

		For the year ended
		December 31, 2010
		Weighted	Weight
		average	average
	Number	exercise price	fair value
	of options	per option	at grant date

Outstanding at December 31, 2009	7,598,000	$1.40	$1.68
Granted on February 3, 2010	989,000	$1.40	$1.27
Granted on May 13, 2010	139,000	$1.40	$1.08
Granted on August 3, 2010	73,500	$1.40	$1.01
Granted on November 2, 2010	44,500	$1.40	$0.94
Exercised	(225,725)	$1.40	$1.22
Forfeited	(1,655,600)	$1.40	$1.71
Outstanding at December 31, 2010	6,962,675	$1.40	$1.22

The following table summarizes information with respect to stock options outstanding at December 31, 2009 and 2010:

Options exercisable
	Options outstanding as of December 31, 2009				as of December 31, 2009
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	7,598,000	5 years	$1.40	$1.51	-	-	-

Options exercisable
	Options outstanding as of December 31, 2010				as of December 31, 2010
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	6,962,675	5 years	$1.40	$4.97	1,098,300	$1.40	$1.27

As at December 31, 2010, 1,373,325 options to purchase ordinary Shares were available for future grant.

13.	STOCK OPTIONS - continued

The fair value of each option award is estimated at grant date during 2010 using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31	2010	2009

Risk-free interest rate (1)	0.34% - 2.66%	0.96% - 2.66%
Expected life (2)	2-5 years	2-5 years
Expected volatility (3)	44.12%-48.30%	47.41% - 48.30%
Dividend yield (4)	Nil	Nil

(1)	Risk-free interest rate

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

For the year ended December 31, 2010, the Group recognized $2, $1,067, $404, $59, of compensation expense in cost of revenue, research and development expenses, general and administrative expenses, and selling and marketing expenses, respectively.  A total of $2,364 of unrecognized compensation expense related to non-vested stock options as of December 31, 2010 are expected to be recognized over a weighted-average period of 2.7 years on a straight-line basis.

14.	OTHER INCOME/LOSS

Other income for 2008 and 2010 mainly consisted of foreign exchange gain of $1,159 and $2,348 respectively, while the other loss for 2009 mainly represented foreign exchange loss of $654.

15.	OTHER-THAN-TEMPORARY IMPAIRMENT

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

In 2009, the Group recorded other-than-temporary impairment losses related to two unlisted equity securities issued by two private entities ("Investees").  The management of the Group has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $1,010 and $3,000 have been recognized respectively and the investments in these unlisted equity securities are written down to approximately $1,740 and nil as of December 31, 2009.  The Group also assessed that there was a decline in value of the investment in a former equity method investee, Mavrix (note 12), which is determined to be other-than-temporary, thus, an impairment loss of approximately $3,397 has been recognized and the investment in Mavrix was written down to nil as at December 31, 2009.

No further other-than-temporary impairment loss was recognized as at December 31, 2010.

16.	INCOME TAXES

The components of income before income taxes, equity in net loss of equity method investees and noncontrolling interest are as follows:

	Year ended December 31,
	2008	2009	2010

Domestic	$(2,183)	$(5,811)	$(3,593)
Foreign	32,348	(3,488)	4,650
	$30,165	$(9,299)	$1,057

The Company and Mavrix are tax exempt in the Cayman Islands.

Under the current Mauritius law and Hong Kong Inland Revenue Rule, Actions Semiconductor Mauritius' and Artek Microelectronics (HK) Co., Limited's income are subject to taxation; however, up to and as of December 31, 2010, both entities have not had any taxable profits.  Actions Semiconductor Shanghai, Actions Enterprise (HK) Co., Ltd., Actions Technology Shanghai, Actions Microelectronics Co., Ltd, Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation.  Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

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

The new law allows the preferential tax treatment to be continued by enterprises up until the year when it expires.  For enterprises that have preferential tax treatment, all preferential tax treatments were required to be commenced in 2008.

16.	INCOME TAXES - continued

Actions Semiconductor Zhuhai

As at December 31, 2008, companies in PRC were generally subject to a 30% foreign enterprise income tax ("FEIT"), and a 3% local income tax.  However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone ("Zhuhai Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Zhuhai Economic Zone.  Therefore, it was subject to a reduced EIT rate of 15%.  In addition, Actions Semiconductor Zhuhai is a production oriented enterprise and exempted from FEIT for its first two years of profitable operations after offsetting prior years' tax losses and entitled to 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991.  Actions Semiconductor Zhuhai was exempt from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

Actions Semiconductor Zhuhai had a 50% reduction in EIT rate, which resulted in 9% from the statutory tax rates of 18% for the year ended December 31, 2008.

On December 16, 2008, certificate of "Hi-Tech Enterprises" was granted to Actions Semiconductor Zhuhai. As a result, the applicable tax rates were 15% for the years ended December 31, 2009 and 2010, respectively. Unless Actions Semiconductor Zhuhai continues its certification as a “Hi-Tech Enterprise” by the end of 2011, it will be subject to a 24% tax rate in 2011 and a 25% tax rate starting in 2012.

Artek Microelectronics Shenzhen

Artek Microelectronics Shenzhen was established in the Shenzhen Special Economic Zone ("Shenzhen Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Shenzhen Economic Zone.  Therefore, it was subject to the reduced FEIT rate of 15% and is exempted from FEIT or EIT in the years ended December 31, 2007 and 2008, which were the first and second year Artek Microelectronics Shenzhen had profits after offsetting prior years' tax losses. Artek Microelectronics Shenzhen started using the tax preferential treatment in 2007. As such, it was exempted from income tax in 2007 and 2008.  From 2009 to 2011, the income tax rate started to be reduced by 50%. Thus the income tax were 10% and 11%, and will be 12% for the years ended December 31, 2009, 2010, and 2011, respectively.  If Artek Microelectronics Shenzhen obtains the certificate of "Hi-Tech Enterprise" by the end of 2012, an income tax rate of 15% will be applied for the years ended 2012, 2013 and 2014. Otherwise, the statutory income tax rate of 25% will applying starting 2012.  In addition, Artek Microelectronics Shenzhen is exempted from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

16.	INCOME TAXES - continued

Tax residency

Uncertainties exist with respect to how China's current income tax law applies to our overall operations, and more specifically, with regard to tax residency status. China's Enterprise Income Tax Law ("EIT Law") became effective January 1, 2008 and includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. The Group determined that legal entities organized outside China should not be treated as China tax residents for EIT Law purposes as the places of effective management are outside China. If one or more of our legal entities organized outside China were characterized as China tax resident, then the additional tax cost might be insignificant.

The Company's calculation of income taxes generally reflects the Company's status as a non-PRC tax resident company. The tax residency of a company is normally a question of fact. For a company which has been established outside the PRC, will be treated as a PRC tax resident if the location of effective management of the Company is in the PRC. PRC for this purpose does not include Hong Kong, Macao, or Taiwan.

An additional consequence of the Company and/or its non-PRC subsidiaries being tax resident in the PRC would be the taxability in the PRC of the non-PRC tax resident recipients of certain payments made by the Company. This may include dividends, interest, and royalties.

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. The Company's tax provision includes $2,286 of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of the balance sheet date.

Actions Hong Kong and Artek Microelectronics (HK) Co., Limited are subjected to Hong Kong Profits Tax at a rate of 16.5% for the year ended December 31, 2008, 2009 and 2010 respectively.

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2008	2009	2010

Current tax	$1,521	$53	$3
Deferred tax	2,111	484	419
	$3,632	$537	$422

16.	INCOME TAXES – continued

Tax residency – continued

The Group's deferred tax assets and liabilities as at December 31, 2009 and 2010 are attributable to the following:

	At December 31,
	2009	2010
Expenditures deductible for tax purpose in future years
- Accrued legal and professional fees	$12	$28
- Accrued bonus	197	261
- Other	105	48
Tax losses	660	1,002
Depreciation and amortization	206	150
Total deferred tax assets	$1,180	$1,489
Valuation allowance	(660)	(1,002)
Deferred tax assets	520	487
Income taxable for tax purpose in future years
- Interest income	(284)	(446)
Deferred tax liability arising from withholding tax on undistributed profits	(2,058)	(2,286)
Total deferred tax liabilities	(2,342)	(2,732)
Deferred tax assets (liabilities), net	$(1,822)	$(2,245)

The following is the analysis of deferred tax balances for reporting purposes:

	At December 31,
	2009	2010
Deferred tax assets
Current	$371	$399
Non-current	149	88
	$520	$487
Deferred tax liabilities
Current	$(284)	$(446)
Non-current	(2,058)	(2,286)
	$(2,342)	(2,732)
Deferred tax assets (liabilities), net	$(1,822)	$(2,245)

A valuation allowance has been provided for the tax loss of $2,593, $1,212 and $1,042 of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong respectively since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income.  The tax loss of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong may carry forward till 2013 to 2015, 2014 to 2015 and indefinitely, respectively.  As the management does not believe that it is more likely than not that all of the deferred tax asset attributable to Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong will be realized, valuation allowance of $660 and $1,002 has been established as of December 31, 2009 and December 31, 2010, respectively for the related deferred tax asset of these subsidiaries.

16.	INCOME TAXES – continued

Tax residency – continued

The additional tax that would have been payable in the absence of the tax exemption and preferential income tax rate amounts to approximately  $5,036, $99, and $473 for the years ended December 31, 2008, 2009 and 2010, respectively. It represents a decrease in the basic and diluted earnings per ordinary share of $0.010, $0.001 and $0.001 for the years ended December 31, 2008, 2009 and 2010, respectively

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax expense; however, as of December 31, 2009 and 2010, there is no interest and penalties related to uncertain tax positions. The Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in next 12-months periods. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2008 to 2010 may be subject to examination by the PRC and Hong Kong tax authorities.

A reconciliation between the provision for income tax computed by applicable PRC enterprise income tax rate to income before income taxes, equity in net loss of equity method investees and noncontrolling interest, and actual provision for income taxes is as follows:

	Year ended December 31,
	2008	2009	2010

PRC tax rate	18%	25%	25%
Tax provision (credit) at PRC enterprise income tax rate	$5,430	$(2,325)	$264
Expenses not deductible for tax purpose	1,091	2,825	260
Share-based compensation not deductible for tax purpose	413	601	1,532
Income not taxable for tax purposes	(431)	(178)	(981)
Net change in valuation allowance	570	(320)	342
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(5,036)	(99)	(473)
Effect of the different income tax rates in other jurisdictions	(138)	(323)	(145)
Effect of withholding tax on undistributed earnings	1,738	320	229
Utilization of tax loss previously not recognized	-	-	(341)
Overprovision in prior year	-	-	(264)
Others	(5)	36	(1)
Income tax expense	$3,632	$537	$422

17.	NET INCOME (LOSS) PER SHARE

The calculations of basic and diluted earnings per share are computed as follows:

	For the years ended December 31,
	2008	2009	2010

Net income (loss) attributable to Actions Semiconductor Co., Ltd.	$26,123	$(10,398)	$384
Shares:
Weighted average shares outstanding used in computing basic net income (loss) per share	501,763,805	460,812,477	438,401,072
Effect of dilutive securities:
Weighted average shares from assumed exercise of stock options and issuance of ordinary shares	-	-	16,167,778
Weighted average shares outstanding used in computing diluted net income (loss) per share	501,763,805	460,812,477	454,568,850
Net income (loss) per share, basic	$0.052	$(0.023)	$0.001
Net income (loss) per share, diluted	$0.052	$(0.023)	$0.001

The Company has no dilutive potential shares that are outstanding for the years ended December 31, 2008.

The calculation of the diluted loss per share for the year ended December 31, 2009 excluded options to purchase 7,598,000 shares because their effects were anti-dilutive.

18.	SEGMENT AND GEOGRAPHIC INFORMATION

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

	Year ended December 31,
	2008	2009	2010
Revenue:
SoC for portable media players	$94,916	$43,937	$37,434
Testing solutions	214	203	151
	$95,130	$44,140	$37,585
Gross profit:
SoC for portable media players	$47,668	$13,844	$14,588
Testing solutions	37	86	70
	$47,705	$13,930	$14,658

Geographic information

The Group operates in China/Hong Kong and all of the Group's long-lived assets are located in China/Hong Kong and substantially all of our sales are made in China/Hong Kong.

19.	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation.  Rental expense under operating leases for the years ended December 31, 2008, 2009 and 2010 was $885, $904 and $648, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2010 were $303 of which $264 and $39 are payable in the years ended December 31, 2011 and 2012, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2009 and 2010 was $8,374 and $4,866 respectively.

19.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Royalty fee commitments

The Group has entered into two royalty agreements for the use of certain technology knowhow ("Technology Knowhow") used in the Group's products.

Technology Knowhow A

As of December 31, 2009, the agreement with Technology Knowhow A provider allowed the Group to have unlimited use of Technology Knowhow A for a sum of $615. The royalty fee was based on the total number of units shipped by the Company.  The agreement was effective until June 23, 2010.

In June 2010, the Group revised its agreement, which allowed the Company to have unlimited use of Technology Knowhow A for a sum of $1,100. The royalty fee is based on the total number of units shipped by the Company. The June 2010 New Agreement is effective for period from June 24, 2010 to June 23, 2011.

Technology Knowhow B

As of December 31, 2009, the agreement with Technology Knowhow B provider allowed the Group to have unlimited use of Technology Knowhow B with minimum quarterly royalty-fee commitment of $50. The agreement was effective until September 30, 2010.

In October 2010, the Group revised the agreement, whose terms and conditions were the same as the 2009 agreements.  The October 2010 New Agreement is effective for period from October 1, 2010 to September 30, 2011.

The Group's total royalty expenses paid for the use of all Technology Knowhow for the years ended December 31, 2008, 2009 and 2010 amounted to $426, $536 and $360, respectively. Royalty commitment as of December 31, 2009 and 2010 was same as $150.

19.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Contingencies

Two of the Group's former advisors have filed a compliant in the U.S. District Court for the Southern District of California against the Group on August 17, 2006, seeking compensatory damages for services rendered.  The Group has filed a motion to dismiss the complaint on the grounds that it is not subject to personal jurisdiction in California and that the Peoples' Republic of China would be the more appropriate forum for this litigation.  The motion was granted on January 30, 2009 and a judgment of dismissal was entered in favor of the Group and its subsidiaries on February 4, 2009 by District Court for the Southern District of California.  The former advisors have appealed the dismissal to the United States Court of Appeals.

On July 6, 2010, the United States Court of Appeals issued a memorandum which affirmed the District Court for the Southern District of California has correctly discussed the case of lack of personal jurisdiction in California.

The Group has assessed the legal position and believed that the probability of re-opening the case is remote. Accordingly, no provision has been made in the consolidated financial statements.

20.	MAJOR CUSTOMERS

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group's net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2008	2009	2010

Customer A	17%	-	-
Customer B	26%	28%	20%
Customer C	-	-	10%
Customer D	-	-	15%
Customer E	-	-	20%
	43%	28%	65%

	Accounts receivable
	At December 31,
	2009	2010

Customer A	14%	-
Customer B	22%	23%
Customer C	18%	18%
Customer D	20%	24%
Customer E	13%	-
Customer F	-	10%
	87%	75%

21.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Employees of the Group in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution plan.  The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling.  The total provisions for these employee benefits were $1,665, $2,059 and $1,918 for the years ended December 31, 2008, 2009 and 2010, respectively.

22.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009 and 2010, the Group recognized net sales of $12,455 and $7,495 from G.M.I. Technology Inc. ("GMI") respectively.  As of December 31, 2009 and 2010, amount due from a related party represented an account receivable from GMI of $530 and $559 respectively.  GMI's president is a family member of one of the Group's Directors.

As of December 31, 2009 and 2010, the Group had an amount due from an equity method investee, Beijing Actions, of $492 and $94, respectively.

23.	SUBSEQUENT EVENTS

In February 2011, Beijing Actions increased its injected capital and of which the Group further invested $2,600. Upon the completion of this capital injection process, the Group's ownership interest in Beijing Actions is increased from 35% to 45.8% and continues its significant influence in Beijing Actions.

24.	MAINLAND CHINA PROFIT APPROPRIATION AND RESTRICTION ON CAPITAL REPATRIATION

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary.  These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group's discretion.  These reserve funds can only be used for specific purposes and are not distributable as cash dividends.  As of December 31, 2009 and 2010, the balance of these of the Company's PRC subsidiaries reserves amounted to $12,294 and $12,499, respectively.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries is also restricted.  As of December 31, 2009 and 2010, the total amount of the restricted capital and reserves amounted to $123,834 and $113,941, respectively.

SCHEDULE 1
BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$1,166	$1,068
Amounts due from subsidiaries	12,273	12,648
Prepaid expenses and other current assets	123	35
Total current assets	13,562	13,751

Investments in subsidiaries	364,969	377,620
Deposit paid for acquisition of property, plant and equipment	-	1,100
TOTAL ASSETS	378,531	392,471

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$769	$799
Amounts due to subsidiaries	104,451	120,967
Total liabilities	$105,220	$121,766

Equity:
Ordinary shares of par value $0.000001:
2,000,000,000 shares authorized 427,705,308 (2009: 450,563,676) shares issued and outstanding	$1	$1
Additional paid-in capital	31,423	24,252
Accumulated other comprehensive income	20,239	24,420
Retained earnings	221,648	222,032
Total equity	273,311	270,705
TOTAL LIABILITIES AND EQUITY	$378,531	$392,471

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2008	2009	2010
Operating expenses:
Research and development	$(387)	$(2,751)	$(1,004)
General and administrative	(4,240)	(3,186)	(2,357)
Selling and marketing	-	(196)	(46)
Total operating expenses	(4,627)	(6,133)	(3,407)
Loss from operations	(4,627)	(6,133)	(3,407)
Interest income	206	5	-
Loss before income taxes	(4,421)	(6,128)	(3,407)
Share of net loss of an equity method investee	-	-	(81)
Share of net income (loss) of subsidiaries, net of taxes	30,531	(4,586)	4,058
Investment income(loss)	13	316	(186)
Net income (loss)	$26,123	$(10,398)	$384

STATEMENTS OF EQUITY
AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

				Accumulated	Accumulated
				other	(deficit)
	Ordinary shares		Additional	comprehensive	retained		Comprehensive
	Number	Amount	paid-in capital	income	earnings	Total	income (loss)
Balance at January 1, 2008	508,178,118	$1	$43,679	$9,628	$205,923	$259,231	$56,873
Repurchase of ordinary shares	(22,676,244)	-	(9,368)	-	-	(9,368)	-
Share-based compensation	-	-	2,295	-	-	2,295	-
Share of subsidiaries reserve	-	-	-	10,855	-	10,855	10,855
Net income	-	-	-	-	26,123	26,123	26,123
Balance at December 31, 2008	$485,501,874	$1	$36,606	$20,483	$232,046	$289,136	$36,978
Repurchase of ordinary shares	(34,938,198)	-	(10,130)	-	-	(10,130)	-
Share-based compensation	-	-	4,006	-	-	4,006	-
Share of subsidiaries reserve	-	-	-	(244)	-	(244)	(244)
Dilution of subsidiary share	-	-	941	-	-	941	-
Net income	-	-	-	-	(10,398)	(10,398)	(10,398)
Balance at December 31, 2009	450,563,676	$1	$31,423	$20,239	$221,648	$273,311	$(10,642)
Repurchase of ordinary shares	(24,212,718)	-	(9,019)	-	-	(9,019)	-
Exercise of stock option	1,354,350	-	316	-	-	316	-
Share-based compensation	-	-	1,532	-	-	1,532	-
Share of subsidiaries reserve	-	-	-	4,181	-	4,181	4,181
Net income	-	-	-	-	384	384	384
Balance at December 31, 2010	427,705,308	$1	$24,252	$24,420	$222,032	$270,705	$4,565

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	$26,123	$(10,398)	$384
Adjustments to reconcile net income to net cash provided by operating activities:
Amortisation of acquired intangible assets	387	276	-
Share-based compensation	2,295	4,006	1,532
Share of net (income) loss of subsidiaries	(30,531)	4,586	(4,058)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	26	31	88
Accrued expenses and other current liabilities	(531)	(49)	30
Amounts due to subsidiaries	13,302	57,465	16,516
Net cash provided by operating activities	11,071	55,917	14,492
Investing activities:
Capital contribution in subsidiaries	(11,588)	(36,714)	(4,412)
Increase in amounts due from subsidiaries	(782)	(10,875)	(375)
(Increase) decrease in deposit paid for acquisition of property, plant and equipment	(275)	275	(1,100)
Net cash used in investing activities	(12,645)	(47,314)	(5,887)

Financing activities:
Repurchase of ordinary shares	(9,368)	(10,130)	(9,019)
Proceeds from exercise of stock options	-	-	316
Net cash used in financing activities	(9,368)	(10,130)	(8,703)
Net decrease in cash and cash equivalents	(10,942)	(1,527)	(98)

Cash and cash equivalents at the beginning of the year	13,635	2,693	1,166
Cash and cash equivalents at the end of the year	2,693	1,166	1,068

NOTES TO SCHEDULE 1

1.	Schedule 1

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

As of December 31, 2009 and 2010, $123,834 and $113,941 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2008, 2009 and 2010.

2.	Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its subsidiaries.