Form 20-F
period 2011-12-31
Actions Semiconductor Co., Ltd.
filed 2012-04-20
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone

Zhuhai, Guangdong, 519085

The People’s Republic of China

(Address of principal executive offices)

I-Hung (Nigel) Liu, Chief Financial Officer

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.  ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes   ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

**	The total number of Ordinary Shares outstanding as of December 31, 2011 includes 7,821,882, 22,676,244, 34,938,198, 24,212,718 and 16,594,848 Ordinary Shares underlying the American Depositary Shares that the Registrant repurchased during 2007, 2008, 2009, 2010 and 2011, respectively.

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		3

FORWARD-LOOKING STATEMENTS		3

PART I		4

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		4

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		4

ITEM 3. KEY INFORMATION		4

A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	8
D.	Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY		25

A.	History and Development of the Company	25
B.	Business Overview	26
C.	Organizational Structure	38
D.	Property, Plants and Equipment	38
ITEM 4A. UNRESOLVED STAFF COMMENTS		38
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		39

A.	Operating Results	39
B.	Liquidity and Capital Resources	49
C.	Research and Development, Patents and Licenses, etc.	54
D.	Trend Information	54
E.	Off-balance Sheet Arrangements	56
F.	Tabular Disclosure of Contractual Obligations	56

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		56

A.	Directors and Senior Management	56
B.	Compensation	58
C.	Board Practices	59
D.	Employees	60
E.	Share ownership	60

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		61

A.	Major Shareholders	61
B.	Related Party Transactions	62
C.	Interests of Experts and Counsel	62

ITEM 8. FINANCIAL INFORMATION		62

A.	Consolidated Statements and Other Financial Information	62
B.	Significant Changes	63

ITEM 9. THE OFFER AND LISTING		63

A.	Offer and Listing Details	63
B.	Plan of Distribution	64
C.	Markets	64
D.	Selling Shareholders	64
E.	Dilution	64
F.	Expense of the Issue	64

ITEM 10. ADDITIONAL INFORMATION		64

A.	Share Capital	64
B.	Memorandum and Articles of Association	64
C.	Material Contracts	72
D.	Exchange Controls	72

E.	Taxation	73
F.	Dividends and paying agents	76
G.	Statement by experts	76
H.	Documents on display	76
I.	Subsidiary Information	76

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		76

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		76

A.	Debt Securities	76
B.	Warrants and Rights	77
C.	Other Securities	77
D.	American Depositary Shares	77

PART II		78

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		78

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		78

ITEM 15. CONTROLS AND PROCEDURES		78

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		79

ITEM 16B. CODE OF ETHICS		79

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		79

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		79

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		80

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		80

ITEM 16G. CORPORATE GOVERNANCE		80

ITEM 16H. MINE SAFETY DISCLOSURE		81

PART III		81

ITEM 17. FINANCIAL STATEMENTS		81

ITEM 18. FINANCIAL STATEMENTS		81

ITEM 19. EXHIBITS		81

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

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made based on the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board at each specified date. As of December 31, 2011 and April 13, 2012, the exchange rate for one U.S. dollar was RMB 6.2939 and RMB 6.3022, respectively. The table below indicates information concerning exchange rates between RMB and U.S. dollars for the applicable period. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

Per U.S. Dollar
	Period End	Average 1	High	Low
2007	7.2946	7.5806	7.2946	7.8127

2008	6.8225	6.9193	6.7800	7.2946

2009	6.8259	6.8295	6.8176	6.8470

2010	6.6000	6.7539	6.6000	6.8330

2011	6.2939	6.4475	6.2939	6.6364

October 2011	6.3547	6.3710	6.3534	6.3825
November 2011	6.3765	6.3564	6.3400	6.3839
December 2011	6.2939	6.3482	6.2939	6.3733
January 2012	6.3080	6.3172	6.2940	6.3330
February 2012	6.2935	6.2997	6.2935	6.3120
March 2012	6.2975	6.3125	6.2975	6.3315
April (through April 13, 2012)	6.3022	6.3048	6.2975	6.3123

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data and cash flow data for the three years ended December 31, 2009, 2010 and 2011 and selected balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data and cash flow data for the years ended December 31, 2007 and 2008 and selected balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except number of shares data.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the year ended December 31,
	2007		2008		2009		2010		2011
	(thousands, except share and per share data)

Revenues:
System-on-a-chip products	US$	116,320	US$	94,916	US$	43,937	US$	37,434	US$	47,168
Semiconductor product testing services		308		214		203		151		317
Total revenues		116,628		95,130		44,140		37,585		47,485
Cost of revenues:
System-on-a-chip products		(56,687)		(47,248)		(30,093)		(22,846)		(28,821)
Semiconductor product testing services		(231)		(177)		(117)		(81)		(176)
Total cost of revenues		(56,918)		(47,425)		(30,210)		(22,927)		(28,997)
Gross profit		59,710		47,705		13,930		14,658		18,488
Other operating income		392		797		918		966		1,523
Gain on deemed disposal of a subsidiary		—		—		1,736		—		—
Operating expenses:
Research and development		(12,381)		(19,477)		(19,295)		(17,325)		(22,086)
General and administrative		(10,485)		(10,399)		(8,812)		(8,125)		(8,786)
Selling and marketing		(1,880)		(1,694)		(1,115)		(1,208)		(1,195)
Impairment on goodwill and intangible assets		—		—		—		—		(888)
Total operating expenses		(24,746)		(31,570)		(29,222)		(26,658)		(32,955)
Income (loss) from operations		35,356		16,932		(12,638)		(11,034)		(12,944)
Other income		11,570		1,213		(654)		2,348		4,066
Dividend income from an other investment		—		20		440		—		889
Investment income from an other investment		—		—		—		—		268
Fair value change in trading securities		—		92		40		(2)		4
Gain on disposal of an other investment		—		—		—		137		195
Interest income		7,162		11,912		10,977		9,608		12,668
Interest expense		(82)		(4)		(57)		—		(144)
Other-than-temporary impairment loss on investments		—		—		(7,407)		—		—
Income (loss) before income taxes, equity in net loss of equity method investees and non-controlling interest		54,006		30,165		(9,299)		1,057		5,002
Income tax expense		(2,202)		(3,632)		(537)		(422)		(879)
Equity in net loss of equity method investees		(383)		(576)		(826)		(781)		(1,113)
Remeasurement gain on equity interest on acquisition of a subsidiary		—		—		—		494		—
Net income (loss)		51,421		25,957		(10,662)		348		3,010
Add: Net loss (income) attributable to non-controlling interest		220		166		264		36		(5)
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	US$	51,641	US$	26,123	US$	(10,398)	US$	384	US$	3,005

	For the year ended December 31,
	2007		2008		2009		2010		2011
	(thousands, except share and per share data)
Net income (loss) per share attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	0.101	US$	0.052	US$	(0.023)	US$	0.001	US$	0.007
Diluted	US$	0.101	US$	0.052	US$	(0.023)	US$	0.001	US$	0.007

Net income (loss) per ADS attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	0.603	US$	0.312	US$	(0.138)	US$	0.005	US$	0.043
Diluted	US$	0.603	US$	0.312	US$	(0.138)	US$	0.005	US$	0.042
Weighted-average shares used in computation:		—		—		—		—		—
Basic		513,588,069		501,763,805		460,812,477		438,401,072		418,499,545
Diluted		513,588,069		501,763,805		460,812,477		454,568,850		433,983,105

CASH FLOW DATA

	For the year ended December 31,
	2007		2008		2009		2010		2011
	(thousands)
Cash provided by (used in):
Operating activities	US$	46,816	US$	9,930	US$	27, 637	US$	2,763	US$	7,265
Investing activities		(111,147)		(30,683)		22, 127		(51,215)		(26,658)
Financing activities		(4,411)		(8,423)		(7,497)		2,619		7,131

BALANCE SHEET DATA

	As of December 31,
	2007		2008		2009		2010		2011
	(thousands)
Cash and cash equivalents	US$	72,054	US$	45,435	US$	87,706	US$	42,872	US$	33,207
Time deposits		2,613		61		62		34		—
Restricted cash		1,782		440		—		—		—
Marketable securities (NIL, NIL, NIL, $14,296 and NIL carried at fair value as of December 31,2007, 2008, 2009, 2010 and 2011, respectively)		165,317		201,151		139,984		164,336		186,890
Trading securities		—		19,299		—		535		530
Accounts receivable, net of allowance for doubtful accounts of NIL, NIL, $723, $621 and $621 as of December 31, 2007, 2008, 2009, 2010 and 2011, respectively		5,103		2,435		1,891		1,844		2,794
Amount due from a related party		943		1,497		530		559		9
Amount due from an equity method investee		—		—		492		104		64
Notes receivable		372		74		—		—		—
Inventories		12,542		8,720		4,501		4,832		7,477
Prepaid expenses and other current assets		2,479		1,532		1,258		3,242		1,675
Deferred tax assets		739		686		371		399		430
Total current assets		263,944		281,330		236,795		218,757		233,076
Investment in equity method investees		1,719		4,142		1,577		6,401		14,246
Other investments ($82, $196, $420, NIL and NIL carried at fair value as of December 31, 2007, 2008, 2009, 2010 and 2011 respectively)		5,479		7,044		3,258		2,764		17,334
Marketable securities		—		—		23,773		24,831		—
Rental deposits		79		39		46		40		49
Property, plant and equipment, net		6,436		7,144		14,437		24,604		32,939
Land use right		1,509		1,580		1,546		1,554		1,593
Acquired intangible assets, net		5,849		4,197		3,625		4,318		9,859
Deposit paid for acquisition of intangible assets		27		403		—		2,408		—
Deferred tax assets		—		206		149		88		27
Goodwill		—		—		—		468		—
Total assets	US$	285,042	US$	306,085	US$	285,206	US$	286,233	US$	309,123
Total current liabilities		24,921		14,915		9,518		13,185		27,466
Other liabilities		686		249		319		83		458
Payable for acquisition of intangible assets		—		—		—		—		153
Deferred tax liabilities		—		1,750		2,058		2,286		2,840
Total liabilities		25,607		16,914		11,895		15,554		30,917
Total equity		259,435		289,171		273,311		270,679		278,206
Total liabilities & equity		$285,042		$306,085		$285,206		$286,233		309,123

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

Risks Related to Our Company

We derive almost all of our revenues from our Systems-on-a-Chip, or SoCs for portable media players, and we cannot be sure that sales of these products will continue to be successful.

We derive almost all of our revenues from sales of our SoCs for multimedia processor in portable and home applications. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that portable media players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner; meanwhile, we attempt to exploit new application markets to bring us additional revenues. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, the rapid growth of smart phones and tablet computers has changed the market of higher end portable media players, so we are consolidating our SoCs for portable media players in mainstream and entry-level segments, and have added tablet computers product line into our product portfolio. The migration and adoption of 3G mobile phone networks may also cause the embedding of portable media player functionality into mobile phones to grow in popularity as 3G technology allows audio, image and video files to be readily downloaded to mobile phones. We may not be able to compete with SoC providers that target mobile phone manufacturers by combining mobile phone and portable media player functionality into one SoC. We may not be able to develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

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

The selling prices of existing products tend to decline over time, and if we are unable to develop successful new products in a timely manner, our operating results and competitive position could be harmed.

As is typical in the semiconductor industry, the selling prices of existing products tend to decline significantly over the life of the product. If we are unable to offset reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, our revenues, gross margins and operating results will be adversely affected. We must continuously develop new SoCs or other products and enhancements for existing SoCs to keep pace with evolving industry standards and rapidly changing customer requirements. We may not have the financial resources necessary to fund future innovation. Even if we have sufficient financial resources, if our future innovation produces technology that is behind that of our competitors, we may lose customers. Similarly, if our new products are ahead of the current technological standards in our industry, our customers may be unwilling to invest in developing consumer electronics products that can utilize our products, or purchase our SoCs, until the consumer electronics market is ready to accept them. Further, we may be required to develop products that utilize technologies with which our engineers are not familiar. Our efforts to develop in-house capability to work with these technologies or to acquire such expertise through acquisitions or investments in businesses may not be successful. If we are unable to successfully define, develop and introduce competitive new SoCs or other products, we may not be able to compete successfully. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

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

It may take nine to eighteen months for us to design, develop and commence production of our products, and commercial production of consumer end-products that use our SoCs may take an additional two to six months. Product development cycles for our products are lengthy for a number of reasons:

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

As a result of the time it takes to begin commercial production and sales of a new product, the fact that the market demand for end products that incorporate our products may have changed by the time we complete our product development process and the fact that a significant portion of our operating expenses are driven primarily by personnel compensation or are incurred in advance of anticipated sales, we may incur substantial expenses in developing new products before we earn associated revenues. These factors could cause us to miss the sales targets we set for products when we commenced development activities, and we may not be able to decrease our operating expenses in a timely manner to offset additional short falls in sales, which could adversely affect our results of operations.

We currently rely on third-party contractors to manufacture almost all of our mass-produced SoC products, any event that prevents these foundries from producing our products, or our failure to successfully manage our relationship with these foundries, could damage our relationships with our customers, decrease our sales, and limit our growth.

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company, or He Jian, and United Microelectronics Corporation, or UMC, manufacture almost all of our semiconductors. As a result, if He Jian and UMC were to experience any catastrophic or other event that caused it to be unable to conduct manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be able to manufacture our semiconductors with the same yield rate, as we currently have with He Jian and UMC. As a result, we depend significantly on maintaining a strong relationship with He Jian and UMC, and these two companies’ continued ability to manufacture our semiconductor products, to maintain our revenues and customer relationships.

We provide He Jian and UMC with monthly rolling forecasts of our production requirements; however, the ability of them to provide silicon wafers to us is limited by their available capacity. Moreover, the price of our silicon wafers fluctuates based on changes in available industry capacity. We do not have a long term supply contract with these two companies or any other contract foundry. Therefore, they could choose to prioritize capacity for other customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these two companies or any other contract foundry will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on third-party contractors, including:

•	their inability to increase production and achieve acceptable yields on a timely basis;

•	their production shutdown due to earthquake, power shortage, fires or storms;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products, including as a result of the earthquake, tsunami and nuclear crisis in Japan in March 2011;

•	labor shortages or labor strikes; and

•	actions taken by our third-party contractors that breach our agreements.

We currently rely on third-party contractors to package almost all, and to test a portion of, our mass-produced SoC products, the loss of the services of our independent testing, and packaging vendors could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We use a number of different independent vendors to carry out testing, and packaging functions, including Tian Shui Hua Tian Technology, Siliconware Technology, Nantong Fujitsu Microelectronics and Shen Zhen Hua Yu Semiconductor. As a result, we do not directly control our product delivery schedules or quality assurance and control. These vendors may also test and package products for other companies, including our competitors. We do not have long-term agreements with independent testing and packaging vendors that guarantee us access to capacity. We typically obtain services from our vendors on an order-by-order basis. Since we do not have long-term agreements with the independent testing and packaging vendors that we use, they may give priority to orders from other customers when demand for their service is high. If any of our vendors experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, gets acquired and restructures its business, or terminates its relationship with us, or if there is any other disruption of testing and packaging capacity, we may have to seek alternative services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new vendors. We currently estimate that it would take us six to nine months to locate and qualify a new testing and packaging vendor. Because of the amount of time that it takes us to qualify third-party testing and packaging vendors, we could experience significant delays in product shipments if we are required to find alternative vendors on short notice. In addition, we may be required to pay higher testing and packaging costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation, cause us to lose customers, and adversely affect our business and financial results.

Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and mid-level managers to our management.

Our future success is heavily dependent upon the continued service of our board of directors and key executives. Our future success is also dependent upon our ability to attract and retain qualified senior and mid-level managers to our management team. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customer, suppliers and know-how, which may lead to significant adverse impact on our business, and incur additional expenses to recruit and train personnel. Currently, we do not maintain life insurance for any of our key executives.

We also rely on a number of key technology and engineering staff for the operation of our company. Given the intense competition for the services of these personnel in the semiconductor industry, the risk of key technology and engineering staff leaving our company is high. In addition, we expect demand for skilled and experienced technology and engineering personnel in China to increase in the future as new semiconductor fabless design and other similar high technology businesses are established there. If we lose the services of key members of our technology and engineering staff, it could be difficult to locate, hire and integrate new staff with comparable semiconductor design experience and educational background. Our inability to retain our existing technology and engineering personnel, or to timely attract, assimilate and retain new qualified personnel in the future, could adversely affect our operations and delay or restrict the growth of our business.

We may experience difficulties in transitioning to smaller process geometry technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

We are currently transitioning our SoCs for portable media players from 0.11 micron to 55 nanometer processing technology in order to ensure we continue to satisfy our customers’ demands and to maintain our competitiveness. This transition requires us to redesign certain of our products and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller micron process geometry.

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

Our principal operation center and our third-party manufacturing partners such as foundry service providers, testing houses and packing subcontractors are all located throughout China and the Asia-Pacific region. The distance between manufacturing sites is long and the delivery of raw material, work-in-process, and finished goods relies on the land-carriage and air-express, which are restricted by the weather and transportation conditions. Any delay in delivery could have a negative effect on our operations and may lead to higher operating costs, a decrease in sales, and harm our reputation and customer relationships.

The worldwide economic downturn adversely affected, and could continue to adversely affect, the demand for our products, which directly impacted, and would directly impact, our business and results of operations.

The economic and financial downturn in 2009, 2010 and 2011 that affected global business, banking and financial sectors adversely affected the consumer electronic market, especially in the United States and Europe. The Chinese economy is also facing certain challenges, such as inflation and the possibility of a soft landing, which may result in the suspension or decrease of consumer electronic market demand. Our customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services. There could also be a number of effects from such turmoil on our business, including continued decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counter party failures negatively impacting our treasury operations. Current uncertainty in global economic conditions also poses a risk to the overall economy that could impact our ability to manage commercial relationships with our customers, suppliers and creditors. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

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

We face competition from a relatively large number of competitors in China and internationally. In the portable media player market, our principal competitors include ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin, Freescale, General Plus, Infotmic, Ingenic, JieLI, MVSilicon, Rockchips, Sunplus, Top Wise, Vmicro and WonderMedia. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design companies.

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

We believe we are a “passive foreign investment company” or PFIC, for U.S. federal income tax purposes for calendar year 2011 and in future years. Assuming the Company is treated as a PFIC, U.S. investors in the ADSs will be subject to certain adverse U.S. federal income tax rules.

We believe we were a PFIC, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for calendar year 2011 and believe we will be a PFIC in 2012 and for the foreseeable future. Consequently, this classification may result in adverse tax consequences, for U.S. holders. See the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of our ADSs are encouraged to consult their own tax advisers regarding the consequences of our PFIC status under U.S. federal income tax rules.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2011 were effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’ ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory and TFT- LCD display, which our customers require for manufacturing the consumer end products. For example, if our customers are unable to obtain sufficient supplies of other key components in their portable media players, the sales of our products that are also used in such devices would be adversely affected. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

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

Six PRC regulatory agencies promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the Merger & Acquisition Rules, or the M&A Rules, effective on September 8, 2006. In addition, on February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rule, which became effective on March 6, 2011. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. The M&A Security Review Rule provides for certain circumstances under which foreign investors’ acquisition of Chinese companies shall be subject to national security review of the PRC government. Because we may expand our business in part by acquiring complementary businesses, complying with the requirements of the M&A Rules and the M&A Security Review Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Any future restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies. The PRC government has introduced regulations since 1996 to allow greater convertibility of the RMB, under which regulations RMB is freely convertible for current account transactions such as trade and service-related foreign exchange transactions, but not for capital account transactions such as direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

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

Each of our principal and major PRC subsidiaries, Actions Semiconductor Co., Ltd., or Actions Semiconductor (Zhuhai), and Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), is a foreign invested enterprise operating in a designated economic zone. Actions Semiconductor (Zhuhai) benefited from a 9.0% preferential enterprise income tax rate for the year ended December 31, 2008, 15.0% for the year ended December 31, 2009, 15.0% for the year ended December 31, 2010 and 15.0% for the year ended December 31, 2011 due to its certification as a High Technology Enterprise. Artek Microelectronics (Shenzhen) was exempted from income tax for the years ended December 31, 2008 and benefited from a 10.0% preferential enterprise income rate for the year ended December 31, 2009, 11.0% for the year ended December 31, 2010 and 12.0% for the year ended December 31, 2011.

While the EIT Law equalizes the tax rates for foreign-invested enterprises and domestic enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as High Technology Enterprises supported by the PRC government, whether foreign-invested enterprises or domestic enterprises. According to the EIT Law, entities that qualify as High Technology Enterprises supported by the PRC government are expected to benefit from a tax rate of 15%, as compared to the uniform tax rate of 25%.  In December 2008 and August 2011, Actions Semiconductor (Zhuhai) was certified as a “High Technology Enterprise” by the relevant tax authorities and became entitled to a preferential income tax rate of 15% until December 31, 2013. There can be no assurances that any of our PRC subsidiaries will continue to qualify as High Technology Enterprises supported by the PRC government in the future, and benefit from such preferential tax rate. For more information regarding the impact of the EIT Law on us, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.

Under the EIT Law, if any enterprise incorporated outside the PRC has its “de facto management body” located within the PRC, such enterprise may be recognized as a PRC resident enterprise and be subject to the unified enterprise income tax rate of 25%. On December 6, 2007, the Implementation Rules of the EIT Law were promulgated, which rules defined the “de facto management body” as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Further, on April 22, 2009, the PRC State Administration of Tax, or SAT, issued a Notice on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or the April Notice, which took effect retrospectively on January 1, 2008. According to the April Notice, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) material assets, books and accounts, company seal and meeting minutes of board meetings or shareholder meetings are kept or placed within China; and (iv) half or more of the directors with voting rights or senior management habitually reside within China. According to this April Notice, in determining the location of de facto management, “substance over form” principle should be followed. Because this April Notice was issued to regulate PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in the notice can only be used for reference purposes. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

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

Our subsidiaries in China are foreign-invested enterprises directly held by our subsidiaries in Hong Kong or Mauritius. According to the tax treaties between China and Hong Kong and between China and Mauritius, dividends payable by a foreign-invested enterprise in China to a company in Hong Kong or to a company in Mauritius, which directly holds at least 25% of the equity interests in the foreign-invested enterprise, will be subject to a withholding tax of 5%. However, on February 20, 2009, the State Administration of Taxation promulgated the Notice on Relevant Issues of Implementing Dividend Clauses under Tax Treaties, or the 2009 February Notice, clarifying that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment. The tax authority in charge has the right to make adjustments to the applicable tax rates if it determines that any taxpayer has enjoyed preferential treatment under tax treaties as a result of such transaction or arrangement. Furthermore, on August 24, 2009, the State Administration of Taxation promulgated the Administrative Measures on Treatment of Non-residents under Tax Treaties (Trial Implementation), or 2009 August Notice, which became effective on October 1, 2009. According to the 2009 August Notice, any non-resident who wishes to enjoy tax treaty treatment under the following sections in the relevant tax treaties shall apply to the tax authorities with competent jurisdiction for approval: (i) dividend; (ii) interest; (iii) royalty; and (iv) property income. The relevant tax authorities shall have twenty to fifty working days, after an application is accepted, to decide whether to approve such application. If the relevant tax authorities do not notify the applicant of the approving result in writing within the above time frame, the relevant application shall be deemed to have been approved. We have not applied to the relevant tax authorities for the preferential withholding tax rate under the tax treaty between China and Hong Kong or the tax treaty between China and Mauritius so far. Since both the 2009 February Notice and the 2009 August Notice have been in effect for a relatively short period of time, it remains unclear how the PRC tax authorities will implement them in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our subsidiaries in China to our Hong Kong subsidiaries or our Mauritius subsidiary. If the relevant tax authority determines that our Hong Kong subsidiaries and Mauritius subsidiary were set up to take advantage of the preferential tax rates on dividends, or our application for the preferential withholding tax rate under the tax treaty between China and Hong Kong or the tax treaty between China and Mauritius is rejected by the competent tax authorities, the higher 10% withholding tax rate may apply to such dividends.

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

PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our shareholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

SAFE promulgated regulations in October 2005 that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register with local branches of SAFE in connection with their establishment or control of the offshore company established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore company acquires or controls onshore assets or equity interests held by the PRC residents. In addition, such PRC residents are required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our shareholders who are PRC residents have made or obtained any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-denominated loans to our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

On February 15, 2012, SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule remain unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of a overseas listed company shall appoint the PRC subsidiary of the overseas listed company or a domestic qualified agent to make the registration of the stock incentive plan with SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for at least one year.

Similar with the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises shall be subject to the approval of SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, SAFE may demand compliance and even impose administrative penalties that SAFE deems appropriate.

Prior to the effectiveness of the New Stock Option Rule, we completed the registration with SAFE for our Chinese employees who participate in our equity incentive plan and have maintained the update to SAFE in accordance with the Stock Option Rule. Under the New Stock Option Rule, we do not need to re-register but must comply with the requirements applicable to companies which have completed the registration, including the quarterly update to SAFE, registration for material amendments of our equity incentive plan and the registration for the foreign employees of our PRC subsidiaries who continuously reside in China for at least one year.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Equity Transfer (“Circular 698”) that was released in December 2009 with retroactive effect from January 1, 2008.

The SAT released the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Equity Transfers, or Circular 698, on December 10, 2009 that addresses the transfer of equity interest in resident enterprises by nonresident companies. Circular 698, which was effective retroactively from January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an intermediate offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. If the intermediate holding company mainly serves as a tax avoidance vehicle and does not have any reasonable business purpose, the PRC tax authority may disregard the intermediate holding company and re-characterize the equity transfer by referring to its economic essence, and as a result, the foreign investor may be subject to a 10% PRC withholding tax for the capital gains realized from the equity transfer.

We do not believe that a transfer of our ordinary shares or ADSs by our non-PRC shareholders should be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as such share transfer is not carried out for the main purposes of avoiding PRC taxes. However, there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice. If you are required to pay PRC withholding tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 will affect our financial conditions or operations. For example, we may be required to expend valuable resources on complying with Circular 698 or establishing that we should not be taxed under Circular 698, any of which could have an adverse effect on our financial condition and results of operations.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar so that the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 31.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB.

As we rely entirely on dividends paid to us by Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), any significant devaluation of the RMB may have a material adverse effect on our financial condition.

Reduction in interest rates will result in a decrease in our interest income.

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have very limited derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2009, 2010 and 2011, the rate of return on our RMB cash deposit was 4.3%, 4.4% and 6.1%, respectively. In light of the Chinese government’s continued efforts to curb inflation and its prudent monetary policy, interest rates for our cash deposits may stay at relatively high levels for an extended period of time. For example, China’s central bank raised interest rates three times in 2011. As of December 31, 2011, the one-year RMB deposit rate was 3.50% in China, increased by 0.75% from the beginning of 2011. However, if there was any uncertainty in global economic and market conditions, decreasing interest rate might adversely affect out interest income and further impact our net income.

The systematic credit risks among banking and financial institutions in China and worldwide may negatively impact our results of cash management and eventually shareholder’s equity.

         As of December 31, 2011, we had marketable securities, current and non-current, of US$186.9 million. These marketable securities were principally investments with guaranteed high interest rates and mainly 3 to 24 month terms. Most of them were issued, managed or guaranteed by state-owned banks or financial institutions in China. Chinese government has been closely supervising its state-owned banks and financial institutions since the global financial crisis in 2008 and does not allow any delinquencies in credit guaranteed by them. However, if Chinese government relaxes its discipline on its banking and financial systems, the systematic credit risks may cause our investments in marketable securities or the returns on such investments to become uncollectible, impacting our results of cash management, and eventually deteriorating shareholder’s equity.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.   As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

We are a fabless semiconductor company that engages primarily in the businesses of designing, developing and marketing integrated platform systems, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable multimedia players. While, as of December 31, 2011, the value of our investment securities constituted approximately 70.8% of our total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis, we do not believe we will be considered an investment company because we qualify as a research and development company under rules promulgated under the 1940 Act as a result of the following: (i) our research and development expenses, for the last four fiscal quarters combined, account for 67.0%, a substantial percentage of our total expenses for the same period; (ii) our net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of our research and development expenses for the same period; (iii) our expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters, combined, do not exceed 5% of our total expenses for the same period; (iv) our investments in securities are capital preservation investments, except that no more than 25% of our total assets may consist of other investments, provided that at least 75% of such other investments are investments made pursuant to a collaborative research and development arrangement; (v) we do not hold ourselves out as being engaged in the business of investing, reinvesting or trading in securities, and we are not a special situation investment company; (vi) we are primarily engaged, directly, through majority-owned subsidiaries, or through companies which we control primarily, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by (a) the activities of our officers, directors and employees; (b) our public representations of policies; (c) our historical development; and (d) an appropriate resolution of our board of directors, which resolution has been recorded contemporaneously in our minute books or comparable documents; and (vii) our board of directors has adopted a written investment policy with respect to our capital preservation investments. Nevertheless, since a part of the determination of whether we will be an investment company will be based upon the ratio of our research and development expenses to our total expenses, the ratio of our net income derived from investments in securities to our research and development expenses, the ratio of our expenses for investment advisory and management activities to our total expenses and the composition and value of our investments, we could inadvertently become an investment company.

If we were to become subject to the requirements of the 1940 Act, our operations and results would be negatively impacted in a significant manner, including among other possible effects, our inability to borrow money or raise capital through the offer and sale of our securities in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission. Additionally, we would be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid becoming an “investment company” as defined under the 1940 Act. We may incur significant costs and management time to avoid being considered an investment company under the 1940 Act, as amended.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing price of our ADSs on the NASDAQ Global Market has ranged from US$12.24 to US$1.34 per ADS and the last reported sale price on April 13, 2012 was US$1.70. Our ADSs price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many ADS issuers with a majority of operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

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

We, Actions Semiconductor Co., Ltd., or Actions Cayman, are an exempted company incorporated under the Companies Law (2011 Revision), as amended, of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., originally established as a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. In 2010, we switched Actions Semiconductor (Mauritius) to a “category 1” global business company to be qualified as a resident company in Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 1 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 16, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we established in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor Co., Ltd., a subsidiary incorporated on December 28, 2001 in Zhuhai, China, which we refer to as Actions Semiconductor (Zhuhai). We conducted substantially all of our operations through Actions Semiconductor (Zhuhai) until Artek Microelectronics Co. Ltd., or Artek Microelectronics (Shenzhen), another wholly owned subsidiary in China with focus on the design, manufacturing, and marketing of SoCs for portable media players, was established on March 14, 2006. As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company through which to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00, Actions Technology (HK), a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs, forwarding and logistic infrastructure. In addition, certain of our customers may be able to conduct global tax planning by making purchases through our Hong Kong subsidiary. In August 2007, Actions Semiconductor (Mauritius) transferred its ownership of Actions Technology (HK) to Actions Enterprises (HK) Co., Ltd., or Actions Enterprises (HK), an investment holding company incorporated in Hong Kong in 2007 and wholly owned by Actions Cayman.  In July 2010, Actions Enterprises (HK) transferred all of its interest in Actions Technology (HK) to Actions Cayman. As described in more detail below, in July 2010, Actions Cayman sold Actions Enterprises (HK) to Nann Capital Corporation, or Nann Capital, for a nominal consideration of US$1.00, which reflected its zero net value.

On November 17, 2005, we established a subsidiary in the British Virgin Islands, Actions Microelectronics Co., Ltd., or Actions Microelectronics (BVI), which serves as a holding company of our research and development center. On December 19, 2005, Actions Microelectronics (BVI) established a subsidiary in Beijing, China, Beijing Actions North Microelectronic Co., Ltd., or Beijing Actions, which served as our research and development center for imaging and video technology. On February 13, 2006, Beijing Actions changed its English name into Actions Microelectronics Co., Ltd., which we continue to refer to as Beijing Actions. On September 22, 2009, Beijing Actions introduced a group of new shareholders and raised its registered capital from US$2.5 million to US$10.0 million. We further invested US$1.5 million in Beijing Actions in connection with such registered capital increase and subsequently invested an additional US$2.6 million in Beijing Actions on January 25, 2011. Our interest in Beijing Actions was diluted from 80% to 35% in 2009 but then increased to 46% in 2011 as a result of the above financing and investment activities.  Our total investment in Beijing Actions reached US$6.1 million as of January 25, 2011. Beijing Actions has been deconsolidated and became an equity method investee effective September 30, 2009.

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

On August 20, 2009, Actions Enterprises (HK) established a 100%-owned subsidiary in Shanghai, China, Actions Technology (Shanghai), which acquired a land use right from Shanghai Zhangjiang Government for the purpose of constructing a new office building in Shanghai Zhangjiang High-Tech Park. However, considering our limited utilization of the new office building, we subsequently transferred our entire ownership interest in Actions Technology (Shanghai)’s holding company, Actions Enterprises (HK), to Nann Capital for US $1.00, which fairly reflected the zero net worth of Actions Enterprises (HK). Following the disposal of Actions Enterprises (HK), we made a capital injection of US$4.4 million to acquire 40% equity interest in Nann Capital in July 2010. In June 2011, we made a further capital injection of US$7.1 million to maintain our 40% equity interest in connection with Nann Capital’s fund raising.

On August 19, 2010, to expand our research and development capability, and explore the competitive potentials of our products, we acquired additional interest in one of our equity method investees, Mavrix Technology, Inc., or Mavrix, a Cayman Islands company, for approximately US$1.2 million. As a result, Mavrix, together with its wholly owned subsidiaries, Mavrix Technology (H.K) Co., Limited and Shanghai Mavrix Electronics, Ltd., became a 93.4% owned subsidiary subject to consolidation.

Our principal executive offices are located at No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China, and our telephone number is (86-756) 339-2353. Our agent for service of process in the United States is Depositary Management Corporation, located at 570 Lexington Avenue, 44th Floor, New York, New York 10022. Our Internet address is www.actions-semi.com. The information on our web site is not a part of this document.

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

Portable media players have in recent years emerged as one of the most popular consumer electronics products, with dedicated audio players and integrated digital audio/video players currently being the two most popular products in this category. We believe that several factors will continue to drive the growth in demand for portable media players:

•	Transition from traditional consumer electronic devices to digital. Digital portable media players have several advantages over traditional devices, such as CD and DVD players, including reduced size, greater capacity and longer battery life;

•	Proliferation of digital media content. The availability and adoption of digital media content continue to grow rapidly driven by the increasing penetration of broadband Internet and growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, Music Match and Napster;

•	Demand growth in emerging markets. High economic growth in emerging economies such as China, India, Russia and Brazil has resulted in increased per capita disposable income, which has stimulated strong demand for consumer electronics products such as portable media players;

•	Advancing functionality. Beginning with dedicated audio players, digital portable media devices have increasingly integrated video functionality, and gradually adopting additional features such as advanced video game, image and video capture, digital audio and video broadcast reception, and wireless connectivity over time;

•	Embedding of portable media player functions in new products. The expansion of entry-level portable media capability—based on solutions such as ours that achieve highly attractive price points—into high-volume embedded markets, such as fashion accessories, toys, audio visual products, automotive, and boom box, is expected to further increase demand; and the fast growth of Android-based tablets, which is considered as a higher-end portable media player, also brings lots of new opportunity.

•	Decline in cost of commodity components. As prices of commodity components such as memory and displays used in portable media players continue to decline, consumers are able to purchase products with superior memory capacity and resolutions at an equivalent or lower price, which stimulates the growth in the overall market.

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

System-on-a-Chip (SoC)

The functionality of portable media players is largely determined by the SoC controller, which together with memory components constitute a significant portion of a portable media player’s total cost. Portable media players’ small size and cost considerations usually require the use of a highly integrated mixed-signal SoC that incorporates standard digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers . Our SoCs are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a power management unit and other components. Our SoCs are designed to be utilized for portable media players with upgradeable firmware. SoCs for portable media players must address a range of requirements, including high performance, low cost, high levels of system integration and low power consumption. We utilize a compact system architecture that incorporates an optimized algorithm with an embedded task management system in order to maximize the cost efficiency of our SoCs and solutions. Further, this architecture reduces the size of our SoCs and improves our SoCs’ power efficiency and functionality.

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

The following table sets forth major SoCs we have introduced and shipped from 2009 to the first quarter of 2012.

Targeted Application	Product No.	Key Features	Month Introduced
MP4	ATJ2283A	1080P Video Decoder, AV/YPbPr, 40bit ECC (Error Correcting Code), LQFP128 packaging	April 2011
	ATJ2285A	1080P Video Decoder, AV/YPbPr/HDMI TV Out, Flash UI (User Interface), Flash Game, USB Host, TP (Transport Program), 40bit ECC, LQFP176 packaging	March 2011
	ATJ2289B	1080P Video Decoder, AV/YPbPr/HDMI TV Out, CMOS Sensor, Flash UI, Flash Game, USB Host, TP, 40bit ECC, LQFP176 packaging	September 2011
	ATJ2273B	720P Video Decoder, CPU / RGB LCD + AV/YPbPr, 40bit ECC, LQFP128 packaging	February 2011
	ATJ2275B	720P Video Decoder, CPU/RGB LCD + YPbPr + HDMI, Flash UI, Flash game, USB Host, TP, 40bit ECC, LQFP176 packaging	October 2010
	ATJ2279B	720P Video Decoder/Encoder, AV/YPbPr/HDMI TV Out, CMOS Sensor, Flash UI, Flash Game, USB Host, TP, 40bit ECC, LQFP176 packaging	October 2010
	ATJ2257	VGA Decoder & Encoder, up to VGA 25fps, Sensor, TV Out, 24bit ECC, LQFP144 packaging	September 2010
	ATJ2255C	D1 video decoder, USB Host, Flash UI, Flash game, LQFP128 packaging	June 2010
	ATJ2237K	TV Out, CMOS Sensor, 8/16bit Game Simulator, 24Bit ECC, LQFP128 packaging	June 2010
	ATJ2259C	D1 video decoder, AV out, cmos sensor, 40bit ECC, LQFP176 packaging	June 2009
	ATJ2237D	TV Out, CMOS Sensor, CPU LCD, 8/16bit Game Simulator, 60Bit ECC, LQFP128 packaging	June 2011
	ATJ2257D	VGA Decoder & Encoder, CPU/RGB LCD, TP, up to VGA 25fps, Sensor, TV Out, 60bit ECC, LQFP144 packaging	October 2011
MID	ATM7013	1.2G CPU+3D graphic, Android OS, 1080P video decoder/encoder, AVOUT/HDMI, cmos sensor, 60bit ECC, LQFP216 packaging	March 2012
MP3	ATJ3315	LQFP64 (7*7mm), 4wire-card, Nor flash, 24bit ECC flash, Li-ion/AAA battery	June 2010
	ATJ3310	MP3, WMA, USB high speed, LQFP48 (7*7mm), 24 bit ECC flash	June 2010
	AK2117	MP3, WMA, FM Radio, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm), 4wire-card, 24bit ECC flash	August 2010
	AK2057C	MP3, WMA, OGG, APE, FLAC, SRS, DRM 10, FM Radio, Voice Recording, AMV.	March 2010
	AK2115C	MP3, WMA, OGG, APE, FLAC (Free Lossless Audio Codec), DRM 10, SRS, LQFP48 (7*7mm) packaging, 24bit ECC	November 2009
	AK2027C	MP3, WMA, OGG, APE, FLAC,DRM10, FM, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG) LQFP80 (10*10mm) packaging, 8wire-card, 24bit ECC flash, MP3 encode	July 2009
	AK2027C	MP3, WMA, OGG, APE, FLAC, DRM 10, FM Radio, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm) packaging, 4wire-card, 24bit ECC	July 2009
	ATJ2031	MP3, WMA, USB high speed, LQFP48 (7*7mm) packaging, 12bit ECC flash	June 2009
	ATJ2037	LQFP64 (7*7mm) packaging, 4wire-card, Nor flash, 12bit ECC flash, Li-ion/AAA battery	June 2009

Targeted Application	Product No.	Key Features	Month Introduced
Car Audio Dongle	AK3027T	MP3, WMA, OGG, APE, DRM 10, FM Radio, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG), FM Transmit integrated, LQFP64, 4wire-card, 24bit ECC	March 2011
	ATJ3003S	MP3, WMA, FM Transmit I/F, Host, Nand flash, Card, 24Bit ECC, LQFP48	June 2010
	ATJ3003T	MP3, WMA, FM Transmit integrated, Host, Card, 24Bit ECC, LQFP64	July 2010
	ATJ2003T	MP3, WMA, FM Transmit integrated, Host, Card, 8/12Bit ECC, LQFP64	October 2009
	ATJ2009T	MP3, WMA, FM Transmit integrated, Nor Flash, Host, Card, LQFP64	October 2009
	ATJ2009	MP3, WMA, FM Transmit I/F, Nor Flash, Host, Card, LQFP48	July 2009
	ATJ2003	MP3, WMA, FM Transmit I/F, Host, Nand flash, Card, 8/12Bit ECC, LQFP48 packaging	June 2009
Boom-Box	ATS2503	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP64 packaging , Karaoke function	January 2011
	ATS2501	MP3, WMA, FM Receiver I/F, RTC, REC, Nor Flash, Host, 4wire-card, LQFP64	September 2009
	ATJ2009	MP3, WMA, FM Receiver, Nor Flash, Host, 1wire-Card, LQFP48	July 2009
Automobile Audio System	ATS2501	MP3, WMA, FM Receiver I/F, RTC, REC, Nor Flash, Host, 4wire-card, LQFP64 packaging	September 2009
	ATS2503	MP3, WMA, FM Receiver I/F, RTC, REC, Nor Flash, Host, 4wire-card, LQFP64 packaging	March 2011

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

Our most significant customers in 2010 included GMI Technology, TCH(HK) Technology, Junjia Digital Technology, Sino-Mos Electronics, and Boton-Tech, all of which are value-added distributors and collectively accounted for approximately 70% of our revenues. In 2011, our top five customers included TCH (HK) Technology, LeeYin (HK) Tech (and Boton-Tech), GMI Technology, KSD Tech (Junjia Digital Technology), and Lingxin Tech, all of which are value-added distributors and collectively accounted for approximately 62% of our revenues. In 2010 and 2011, sales directly to brand owners accounted for approximately 1.2% and 0.5% of our SoCs sold, respectively, which is due to our practice of shipping most of our products sold to branded customers through value-added distributors for financial security purpose since such value-added distributors either pay cash or provide us with collateral to secure their payment.

Our sales to customers in the PRC accounted for approximately 2.0%, 2.1% and 4.6% of our revenues in 2009, 2010 and 2011, respectively. Export sales to our customers in Hong Kong accounted for approximately 98.0%, 97.9% and 95.4% of our revenues in 2009, 2010 and 2011. We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong and the PRC.

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

As of December 31, 2011, we had a total of 21 direct sales and marketing employees, most of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2011, our technology service center employed 115 field application engineers, 84 of whom were located in Zhuhai and 31 of whom were located in Shenzhen. We plan to increase the number of our application engineers as we continue to grow our business.

Information Technology

We believe that we have a well-developed information technology infrastructure. Our information technology systems are based on Information Technology Infrastructure Library, or ITIL. As one of the most widely accepted approaches to information technology service management, ITIL provides a cohesive set of international best practices, drawn from public and private sector companies. It is supported by a comprehensive qualifications scheme, accredited training organizations, and implementation and assessment tools.

We have implemented an ERP (Oracle Enterprise Resource Planning) system so that we can successfully conduct data mining on marketing information from our customers’ orders, our own research and development efforts and product delivery status. We use control objectives for information and related technology, or COBIT, as guidance and a framework for our information technology governance. We believe our well-developed information technology system is one of the key factors in allowing us to identify market trends and demands ahead of our competitors.

Manufacturing

Our SoCs are manufactured by third-party foundries that process silicon wafers and produce the SoCs. Presently, He Jian and UMC manufacture almost all of our semiconductors in mass production stage. We also maintain relationships with other contract foundries to help ensure we have alternative manufacturing capabilities in various processing technologies.

The supplies of raw silicon wafers for fabrication are sufficient. However, the processing capacity in certain technology nodes may significantly fluctuate due to market demands and contract foundries’ capital investment plans. If the capacity is tied up and in high demand, fabricated wafer price will increase and the lead time will be prolonged. During the financial downturn in late 2008 through early 2009, when the market demands were extremely light and foundry utilizations were at record low, we enjoyed competitive wafer pricing. In the second half of 2009, the market demands recovered and foundry capacity become short, and as a result wafer prices had limited flexibility. In addition, in 2010, certain international Integrated Device Manufacturers (IDMs) released large orders to foundries, and the foundry capacity was tied up, as a result of which the wafer price had little flexibility.

We manage much of our manufacturing logistics internally, including pre-production hardware testing, test program development, characterization and qualification testing, production scheduling, capacity planning, work-in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis.

Our SoCs are designed to use low-cost, industry standard packages and are to be tested with widely available automatic testing equipment. Following processing, silicon wafers that are manufactured for our SoCs are either tested by us internally or by third-party testing houses such as Siliconware Technology and Tian Shui Hua Tian Technology. Thereafter, these wafers are shipped to third-party packaging subcontractors such as Tian Shui Hua Tian Technology, Siliconware Technology and Nantong Fujitsu Microelectronics, where they are sliced into individual die, assembled into finished semiconductor packages and then tested. Final products testing may also be conducted by another testing service provider or by us.

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first-hand knowledge of the manufacturing process. We conducted approximately 100%, 100% and 98% of the testing of our silicon wafers internally in 2009, 2010 and 2011, respectively, and approximately 100%, 100% and 80% of the testing of our final SoC products internally in 2009, 2010 and 2011, respectively. We will closely evaluate our in-house testing capacity to ensure the most cost-effective combination between on-site and out-sourced testing.

Quality and Reliability Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of our products, processes and customer service. We apply established design rules and practices for devices through standard design, layout and testing processes. We also rely on in-depth simulation studies and practical application testing to validate and verify our SoCs. We strive to achieve best-in-class quality and reliability performance on all of our products through a systematic approach that emphasizes quality at every phase of product development and manufacturing. From initial design conception to fabrication, testing, and assembly, we strive to assure quality by fabrication and assembly process monitoring, materials inspections, wafer level reliability, testing, new product qualification testing and reliability monitoring of finished products. We emphasize a strong supplier quality management practice in which the independent suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. We also require that the independent suppliers used by our manufacturing logistics partners have a quality management system and are certified to the ISO9000 series standard. All our products are in compliance with the requirements from ROHS (The Restriction of the use of Certain Hazardous Substances in Electrical and Electronic Equipment) and REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) issued by European Union. In addition, our suppliers and we actively comply with the requirements of the applicable laws and regulations related to environment control and protection. To ensure consistent product quality, reliability and yield, we work together with our contract manufacturers to closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry, testing house and assembly subcontractor.

Intellectual Property

As of December 31, 2011, we held 106 issued patents and had 104 pending patent applications in PRC, one issued patent and thirteen pending patent applications in the United States, and 15 pending patent applications in the European Union. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. In addition, we owned 19 registered layout designs and 22 registered computer software copyrights in the PRC.

We held 47 registered trademarks and 10 pending trademark applications in the PRC as of December 31, 2011. In addition, we also held 4 registered trademarks in Hong Kong, 4 in Taiwan, 4 in the United States, 4 in the European Union, 3 in Australia, 3 in Russia, 2 in Brazil, 3 in Korea, 3 in Singapore, 2 in Japan, 3 in Canada and 1 in India as of December 31, 2011. Our trademarks include Actions, Actions Semiconductor, and Actions Semiconductor logo. These trademarks remain valid while we continue to use and renew them.

We have established an intellectual property rights, or IPR, department which serves our entire organization and undertakes patent application, trademark registration, integrated circuit layout design registration, software copyright registration, and related legal affairs. As of December 31, 2011, we had 7 in-house intellectual property legal counsels and engineers who worked closely with all departments including marketing, research and development and had extensive connections with external law firms and intellectual property offices.

Competition

The market for SoCs for portable media players is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin, Freescale, General Plus, Infotmic, Ingenic, JieLI, MVSilicon, Rockchips, Sunplus, Top Wise, Vmicro and WonderMedia. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally that are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different from the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

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

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue (the “Guidance Catalogue”) issued on December 24, 2011 and effective as of January 30, 2012 by the PRC Ministry of Commerce and the PRC State Development and Reform Commission (the “SDRC”), digital audio and video codec equipment, integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the above-mentioned business activities currently conducted by Actions Semiconductor (Zhuhai) and our other subsidiaries within the PRC.

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

Certification of software enterprises is governed by the Tentative Standards and Administrative Measures on Certification of Software Enterprises, or the Software Certification Measures, issued by the PRC Ministry of Industry and Information Technology, or MIIT, which was formally called Ministry of Information and Industry prior to June 29, 2008, the PRC Ministry of Education, the PRC Ministry of Science and Technologies and the SAT on October 16, 2000 and effective as of the same date. Pursuant to the Software Certification Measures, software products are defined as software embedded in computer software, information systems or equipment provided to users or computer software provided in conjunction with the provision of computer information system integration or application services or other technical services. The MIIT is responsible for the nationwide administration of such certification, and relevant software industrial associations or other associations authorized by the MIIT are the certification organizations of software enterprises. Actions Semiconductor (Zhuhai) has been certified as a software enterprise from 2003 to 2011, and is subject to annual inspection.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products, or the IC Design Certification Measures issued by the MIIT and the SAT on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MIIT and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MIIT. Final verification and approval must be given by the MIIT in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Actions Semiconductor (Zhuhai) has been certified as an integrated circuit design enterprise from 2005 to 2011, and is subject to annual inspection.

China’s State Council publicly issued a circular on January 28, 2011 that provides various incentives for the software and integrated circuit industries. Specifically, the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries (Guo Fa [2011] No. 4), or Circular 4, contains tax, investment and financing, and R&D incentives. In addition to existing incentives, Circular 4 confirms that certain new tax incentives will be introduced. For example, the certified software enterprises and certified integrated circuit design enterprises may be exempt from business tax and simplified application procedures will apply to the following activities: (1) Software development and testing; (2) Information system integration, consulting and maintenance; and (3) IC design. In order to implement Circular 4, the General Administration of Customs, or GAC, has promulgated an announcement and released policies and measures to support the development of software industry and integrated circuit industry. According to such announcement, policies and measures of GAC, the imported materials and parts of certified integrated circuit design enterprises and qualified software enterprises which meet requirements of current laws, regulations and policies may enjoy exemption of import duties.

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

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on August 5, 2008 and effective as of the same date and various further regulations issued by SAFE RMB can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services as long as such payment is supported by bona fide legal transactions, which will be examined by the responsible bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into RMB, or RMB into foreign currency, and remittance thereof into or out of China requires approval or registration by SAFE or its local counterparts.

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

On February 15, 2012, SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule are kept unchanged in the New Stock Option Rule, i.e., the domestic employees participating in a stock incentive plan of an overseas listed company shall appoint the PRC subsidiary of such overseas listed company or a domestic qualified agent to make the registration of such stock incentive plan with SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include any limited liability company, partnership and the representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for at least one year.

Similar to the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises be subject to the approval of SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, SAFE may require remedy and even impose administrative penalties that SAFE deems appropriate.

In addition, on March 28, 2005, the PRC Ministry of Finance and the SAT issued the Circular on Issues Regarding Assessment of Individual Income Tax in respect of Stock Options Granted to Individuals. On September 30, 2006, the SAT issued the Supplemental Circular on Issues Regarding Assessment of Individual Income Tax in respect of Stock Options Granted to Individuals. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

 M&A Rules

On August 8, 2006, the Ministry of Commerce, the CSRC and four other PRC authorities at the state level promulgated the M&A Rules, which came into effect on September 8, 2006.

Under the M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors shall be subject to the approval from the Ministry of Commerce or its competent local branches. In particular, a share swap between a foreign investor and a PRC enterprise shall be subject to the approval of the Ministry of Commerce, and the share swap would not be approved unless such foreign investor is a listed company or an offshore special purpose vehicle, or SPV. As defined in the M&A Rules, an SPV is an offshore company that is directly or indirectly, established or controlled by PRC entities or individuals for the purposes of an overseas listing. In addition, the listing of the SPV shall be completed within one year after the issuing date of the business license of the PRC enterprise acquired by the SPV.

On February 3, 2011, the General Office of the State Council promulgated the M&A Security Review Rule, which became effective on March 6, 2011. The M&A Security Review Rule provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to security review of the PRC governments. The security review assesses the impact of the acquisition on national security, stable operation of national economy, basic living of the people, and research and development capacity for key technologies related to the national security.

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

Regulations on Labor

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. The regulations include specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract that is not renewed, unless the non-renewal is due to the employee’s refusal to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to compensate an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. On November 30, 2011, the PRC Ministry of Human Resources and Social Security issued the Rules on Labor Dispute and Mediation of Enterprises, which became effective on January 1, 2012. These rules encourage large and medium-size enterprises to establish a mediation committee to deal with the employer-employee disputes. We are considered a large-size enterprise under these rules, and presently we have not established such a mediation committee.

Seasonality

For a discussion of the seasonal factors affecting our business, see “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Seasonality of the demand for our products.”

C.	Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of March 31, 2012.

D.	Property, Plants and Equipment

With support from subsidiaries in Shanghai and Shenzhen, China, our corporate headquarters facilitate the majority of our semiconductor design operation, including our semiconductor testing operations. We entered into a Land Use Right Grant Agreement on December 21, 2005 with the Bureau of Land Resources, Zhuhai for 52,250 square meters of land on which to set up our new corporate headquarters. The construction of our new headquarters at this location began in June 2008 and was completed in May 2011. The total construction cost was approximately US$30 million. We believe our current facilities are adequate and that additional space will be available on commercially reasonable terms for the foreseeable future.

Our other principal locations, their purposes and the expiration dates for leases on facilities at those locations are shown in the table below.

Location	Purpose	Approximate square feet	Lease expiration
Hong Kong	Export trade office and warehouse	2,046	December 2012 and March 2013
Shenzhen, PRC	Sales office and technology service center	145,807	Monthly renewal
Shanghai, PRC	Research and development and management service center	201,423	March 2012

On March 19, 2010, Actions Technology (Shanghai) won the bid to purchase from the local government the land use right for 50 years of a parcel of land of approximately 11,000 square meters in size located in Zhangjiang Hi-Tech Park, Pudong District, Shanghai, for a purchase price of RMB 61.2 million and entered into a land transfer contract with the Pudong District government after paying the full biding price on July 23, 2010. After Actions Cayman transferred Actions Enterprise (HK), the holding company of Actions Technology (Shanghai), to Nann Capital and invested in 40% of Nann Capital, Actions Technology (Shanghai) has become one of our indirect equity method investments. Actions Technology (Shanghai) plans to construct a research and development center on this parcel of land and expects to fund the bulk of the construction with capital injection from its shareholders, including us, and now is in the process of obtaining approval for its construction plan as required by the applicable PRC government authorities.

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

We have also generated limited revenues in providing semiconductor product testing services to our investee companies, such as Actions Beijing and Hi-Trend Technology (Shanghai), or Hi-Trend, which is an investee we have accounted for using the cost method, at times when we had excess capacity in our semiconductor testing operations.

Revenues from our SoCs for portable media players are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2009, 2010 and 2011, sales of SoCs for portable media players accounted for approximately 99.5%, 99.6% and 99.3% of our total revenues, respectively.

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

In general, our per unit costs, including wafer cost and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders and experienced economies of scale. From 2007 to 2011, our per unit costs declined further due to design improvements, wafer processing technology migration, and a decrease in wafer prices, notwithstanding that the volume of orders decreased from 2007 to 2011.

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

Research and development expenses comprised 66.0%, 65.0% and 67.0% of our operating expenses in 2009, 2010 and 2011, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and as the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, share-based compensation, employee benefits, and related expenses for information technology, human resources, finance legal, other administration functions, and senior management. General and administrative expenses comprised 30.2%, 30.5% and 26.7% of our operating expenses in 2009, 2010 and 2011, respectively. We have managed since 2008 and expect to control our general and administrative expenses in a cost effective manner in the future as we have instituted a pay cut on executives and high-level management personnel and frozen hiring of non-engineering employees starting January 2009. Our general and administrative expenses may increase in the future to further expand our business and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company.

Sales and marketing expenses:   Our sales and marketing expenses consist primarily of salaries, share-based compensation, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Sales and marketing expenses comprised 3.8%, 4.5% and 3.6% of our operating expenses in 2009, 2010 and 2011, respectively. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts and marketable securities as a part of our cash management activities.

Other (loss) income

Our other income is principally comprised of income related to certain foreign exchange gains or losses.

 Taxation

We are tax exempt in the Cayman Islands.

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, Actions Semiconductor Mauritius' and Artek Microelectronics (HK)'s income are subject to taxation in Macuritius and Hong Kong respectively; however, up to and as of December 31, 2011, both entities have not had any taxable profits. Actions Semiconductor Shanghai, Actions Microelectronics (HK), Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation. Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

Effective January 1, 2008, the new "Law of the People's Republic of China on Enterprise Income Tax" was implemented. The new law requires that:

1.	For all resident enterprises, domestic or foreign, the unified Enterprise Income Tax ("EIT") rate is unified 25%.

2.	Enterprises that are categorized as the "High New Tech Enterprise" will have a reduced tax rate of 15%.

3.	From January 1, 2008 onwards, enterprises that enjoyed a preferential tax rate will need to adopt the new law over the next five years. Enterprises with a current preferential tax rate of 15%, were subject to tax rates of 18% and 20% for the years ended December 31, 2008 and 2009 and will be subject to 22%, 24% and 25% for the years ending December 31, 2010, 2011 and 2012 respectively.

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

On December 16, 2008, certificate of "High New Tech Enterprise" was granted to Actions Semiconductor Zhuhai, as a result, the applicable tax rate was 15% for the years ended December 31, 2008, 2009 and 2010, respectively, and 25% thereafter, unless the Group continues its status and receives certification as a "High New Tech Enterprise" by the end of 2011.

 On August 23, 2011, Actions Semiconductor Zhuhai successfully renewed its certificate of "High New Tech Enterprise" with effective from January 1, 2011. As a result, the applicable tax rate continues to be 15% for the year ended December 31, 2011 and the years ending December 31, 2012 and 2013, respectively, and 25% thereafter unless the Group continues its status and receives certification as a "High New Tech Enterprise" by end of 2014.

Artek Microelectronics (Shenzhen)

Artek Microelectronics (Shenzhen) was established in the Shenzhen Special Economic Zone, or Shenzhen Economic Zone, of China as a foreign-invested enterprise that principally conducts its business operations in the Shenzhen Economic Zone.  Therefore, it was subject to a reduced FEIT rate of 15% and is exempted from FEIT in the years ended December 31, 2007 and 2008, which were the first and second years Artek Microelectronics (Shenzhen) had profits after offsetting its prior years' tax losses.  From 2009 to 2011, the income tax rate is entitled to reduction by 50% pursuant to the same preferential tax treatment, as in the case of Actions Semiconductor (Zhuhai), as a result of which the income tax rate was 10% and 11% for the years ended December 31, 2009 and 2010, respectively, and 12% for the year ending December 31, 2011. If Artek Microelectronics (Shenzhen) successfully obtains a certificate of "High Technology Enterprise" in 2012, an income tax rate of 15% will be applied for the years ending December 31, 2012, 2013 and 2014. Otherwise, the statutory income tax rate of 25% will be applied starting from 2012.  In addition, Artek Microelectronics (Shenzhen) is exempted from the 3% local income tax during the above preferential tax treatment period of five years commencing from 2007 pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

Tax Residency

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status.  The EIT Law became effective January 1, 2008 and provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.  Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Despite the current uncertainties resulting from the limited PRC tax guidance on the issue, except Mavrix whose place of effective management is in Shanghai, we determined that our legal entities organized outside of the PRC should not be treated as PRC tax residents for EIT Law purposes as the places of effective management of such entities are outside of China.  If one or more of our legal entities organized outside of the PRC were characterized as a PRC tax resident, then the additional tax cost might be significant. See “Item 3.D. Key Information — Risk Factors —Risks Related to Doing Business in China— We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.”

Our calculation of income taxes generally reflects our status as a non-PRC tax resident company.  An additional consequence of us and/or our non-PRC subsidiaries being treated as tax residents in the PRC would be the taxability in the PRC of certain payments we make to the non-PRC tax resident recipients.  This may include dividends, interest, and royalties.

We have subsidiaries that are tax residents in the PRC so we will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.  Our tax provision includes $2,840,000 of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within our PRC subsidiaries as of the balance sheet date.

Actions Technology (HK) and Artek Microelectronics (HK) were subject to Hong Kong Profits Tax at a rate of 16.5% for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Revenue Recognition. Our revenues are primarily derived from the sale of SoC products that we design and develop at our own expense. We recognize revenue based on firm customer orders with fixed terms and conditions, including the selling price net of discount and commissions, if any. We recognize revenue when delivery has occurred and collectability is determined to be reasonably assured. Since all of our product sales have destination shipping terms and no rights of return, we determine that delivery has occurred when the goods are delivered to the customers and we receive acknowledgment of receipt, which occur simultaneously. We further determine that collectability is reasonably assured by performing an assessment of credibility of our customers based on their operating results and past payment records. We only sell products to customers that are determined to have the ability to make payments and have not had material collectability defaults in the past. We also provide semiconductor product testing, and revenue is recognized when the services are rendered. We do not provide our customers with price protection and only provide the right of return for defective goods in connection with our warranty policy. To date, the costs of our warranty policy have been insignificant.

Allowance for Doubtful Accounts. We conduct credit evaluations of customers and analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we will record an allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. We recorded provision of allowance for doubtful accounts in the amount of US$0.1, US$0.1 and US$0.1 million for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Share-based Compensation Expense. We approved our share-based compensation plan and its amendment in May 2007 and on May 21, 2008, pursuant to which we granted options to purchase 8,000,000 of our American Depositary Shares, representing 48,000,000 ordinary shares, to employees at exercise prices of US $3.30 per ADS in exchange for their continuous employment of 4 years after the grant date. On November 12, 2010, we further amended the plan to increase the number of shares available for grant by 1,400,000 American Depositary Shares, representing 8,400,000 ordinary shares. We accounted for share-based compensation for employees based on the grant-date fair value of the award determined options using the Black-Scholes option pricing model. For any awards that are modified, we calculate the incremental fair value of the award resulting from the modification. Such incremental value is calculated as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified and it is further amortized over the remaining vesting period of the award. That cost will be recognized over the period during which our employees provide services in exchange for the award, which is typically four years. If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly and could materially affect our operating results. For example, we reviewed our actual employee terminations in the past two years and changed the estimated employee forfeiture rate from original 5% to 10%, and further to 15% to reflect the current competitive environment of talent recruiting and sustaining in China. We estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expenses to be recognized in future periods.

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

Goodwill and Other Intangible Assets. We record goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired.  In-process research and development, or IPR&D is recognized separately from goodwill at fair value of acquisition date. IPR&D is not subjected to amortization until research and development efforts are completed and assets are ready for their intended use.  Goodwill is tested for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value.  IPR&D is tested for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of the IPR&D may no longer be recoverable. For the year ended December 31, 2011, we identified only one reporting unit.

Impairment of Long-lived Assets. The valuation of long-lived assets is tested whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. An impairment assessment has been made on the comparison of the estimated undiscounted future cash flows generated by long-lived assets and their current carrying amounts, and no impairment loss was recognized. If the future economic situation deteriorates and actual cash flows generated from long-lived assets are less than the projected cash flows, impairment loss would be recognized and would adversely impact our future operating results.

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

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately -0.7% in 2009, 3.3% in 2010 and 5.4% in 2011.

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

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB issued Accounting Standards Update, or ASU, 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, or ASU 2011-04. ASU 2011-04 amends Accounting Standards Codification, or ASC, 820, Fair Value Measurements, or ASC 820, by providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company’s fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on our consolidated financial statements, but may require certain additional disclosures.

In September 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, or ASU 2011-05, which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income, or OCI, by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity. The amendments in this standard require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this standard do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU 2011-05 are effective for our interim and annual periods beginning January 1, 2012 and are to be applied retrospectively. However, in December 2011 this ASU 2011-05 was amended by ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, or ASU 2011-12, which defers the requirement to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. The amendments in these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The adoption of the provisions of ASU 2011-05 and ASU 2011-12 is not expected to have a material impact on our consolidated financial position or results of operations.

In September 2011, the FASB issued an amendment to ASC 350, Intangibles - Goodwill and Other ("ASC 350"), which simplifies how entities test goodwill for impairment. Previous guidance under ASC 350 required an entity to test goodwill for impairment using a two-step process on at least an annual basis. First, the fair value of a reporting unit was calculated and compared to its carrying amount, including goodwill. Second, if the fair value of a reporting unit was less than its carrying amount, the amount of impairment loss, if any, was required to be measured. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impair menttest is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under ASC 350. The amendments are effective for us for annual and interim goodwill impairment tests performed for fiscal years beginning January 1, 2012, and early adoption is permitted. The Company is planning to adopt this standard in 2012. The adoption of the provisions of ASC 350 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2009		%	2010		%	2011		%
	(thousands)			(thousands)			(thousands)
Revenues:
System-on-a-chip products	US$	43,937	99.5%	US$	37,434	99.6%	US$	47,168	99.3%
Semiconductor product testing services		203	0.5%		151	0.4%		317	0.7%
Total revenues		44,140	100.0%		37,585	100.0%		47,485	100.0%
Cost of revenues:
System-on-a-chip products		(30,093)	-68.2%		(22,846)	-60.8%		(28,821)	-60.7%
Semiconductor product testing services		(117)	-0.3%		(81)	-0.2%		(176)	-0.4%
Total cost of revenues		(30,210)	-68.5%		(22,927)	-61.0%		(28,997)	-61.1%
Gross profit		13,930	31.5%		14,658	39.0%		18,488	38.9%
Other operating income		918	2.1%		966	2.6%		1,523	3.2%
Gain on deemed disposal of a subsidiary		1,736	3.9%		—	—		—	—
Operating expenses:
Research and development		(19,295)	-43.7%		(17,325)	-46.1%		(22,086)	-46.1%
General and administrative		(8,812)	-20.0%		(8,125)	-21.6%		(8,786)	-18.5%
Selling and marketing		(1,115)	-2.5%		(1,208)	-3.2%		(1,195)	-2.5%
Impairment on goodwill and intangible assets		—	—		—	—		(888)	-1.9%
Total operating expenses		(29,222)	-66.2%		(26,658)	-70.9%		(32,955)	-69.4%
(Loss) income from operations		(12,638)	-28.6%		(11,034)	-29.4%		(12,944)	-27.3%
Other (loss) income		(654)	-1.5%		2,348	6.2%		4,066	8.6%
Dividend income from an other investment		440	1.0%		—	—		889	1.9%
Investment income from an other investment		—	—		—	—		268	0.6%
Fair value change in trading securities		40	0.1%		(2)	-0.1%		4	0.0%
Gain on disposal of an other investment		—	—		137	0.4%		195	0.4%
Interest income		10,977	24.9%		9,608	25.6%		12,668	26.7%
Interest expense		(57)	-0.1%		—	—		(144)	-0.3%
Other-than-temporary impairment loss on investments		(7,407)	-16.8%		—	—		—	—
(Loss) income before income taxes, equity in net loss of equity method investees and non-controlling interest		(9,299)	-21.1%		1,057	2.8%		5,002	10.5%
Income taxes expense		(537)	-1.2%		(422)	-1.1%		(879)	-1.9%
Equity in net loss of equity method investees		(826)	-1.9%		(781)	-2.1%		(1,113)	-2.3%
Remeasurement gain on equity interest on acquisition of a subsidiary		—	—		494	1.3%		—	—
Net (loss) income		(10,662)	-24.2%		348	0.9%		3,010	6.3%
Add: Net loss (income) attributable to non-controlling interest		264	0.6%		36	0.1%		(5)	0.0%
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	US$	(10,398)	-23.6%	US$	384	1.0%	US$	3,005	6.3%

Year ended December 31, 2011 and 2010

Revenues. Revenues increased by US$9.9 million, or 26.3%, from US$37.6 million in 2010 to US$47.5 million in 2011. The increase was due to an approximately 3% increase in the average selling price of our SoCs for portable media players in 2011 compared to 2010 as well as an approximately 23% increase in units shipped compared to last year. The increase in average selling price was primarily the result of our product mix adjustment in 2011. The increase in units shipped was mainly due to the rebound of market demand, which had dropped after the global financial crisis started in 2008.

Revenues from providing semiconductor products testing services comprised of 0.4% and 0.7% of our total revenue in 2010 and 2011, respectively.

Cost of Revenues. Cost of revenues increased by US$6.1 million, or 26.5%, from US$22.9 million in 2010 to US$29.0 million in 2011, corresponding to the increase in sales volume.

Gross Profit. Our gross profit increased by US$3.8 million, or 26.1%, from US$14.7 million in 2010 to US$18.5 million in 2011. Our gross profit margin was 38.9% in 2011, compared to 39.0% in 2010. The increase in gross profit was due to the increase in sales volume. The minor fluctuation in gross profit margin was due to the change of product mix in 2011.

Other Operating Income. Other operating income including subsidies from PRC government authorities, royalty income, and intellectual property transfer income increased by US$0.5 million, or 57.7%, from US$1.0 million in 2010 to US$1.5 million in 2011.

Operating Expenses. Total operating expenses increased by US$6.3 million, or 23.6%, from US$26.7 million in 2010 to US$33.0 million in 2011.

•          Research and development. Research and development expenses increased by US$4.8 million, or 27.5%, from US$17.3 million in 2010 to US$22.1 million in 2011 due primarily to an increase of US$3.3 million in salary, bonus and social insurance contribution for research and development personnel, US$0.4 million in compensation expenses in connection with stock options granted to research and development personnel and US$0.4 million in mask expense.

•           General and administrative expenses. General and administrative expenses increased by US$0.7 million, or 8.1%, from US$8.1 million in 2010 to US$8.8 million in 2011 due primarily to increases of US$0.3, US$0.3 and US$0.2 million in staff salary and related welfare, foreign exchange and depreciation expense, respectively.

•           Selling and marketing expenses. Selling and marketing expenses remains the same at US$1.2 million in 2011 as in 2010.

 Impairment on goodwill and intangible assets. On September 30, 2011, we recorded an impairment charge of US$468 thousand and US$420 thousand, respectively, for goodwill and IPR&D technology related to the acquisition of Mavrix in August 2010.

In 2011, for Mavrix reporting unit, we compared its carrying value, inclusive of assigned goodwill, to its respective fair value - step 1 of the twostep impairment test. We estimated the fair value of these reporting units by the income approach. Significant assumptions inherent in the valuation methodologies for goodwill are employed and include, but are not limited to, prospective financial information, terminal value, and discount rates. Based on this quantitative test, we determined that the fair value of Mavrix reporting unit tested in 2011 was lower than its carrying amount because the management decided to cease the entire research and development project of the application for Android, which is the primarily line of business of Mavrix reporting unit, due to of technological failure and, therefore, step 2 of the two-step goodwill impairment test was performed. Under step 2 of the two-step goodwill impairment test, we estimated the impairment loss of goodwill by comparing the implied fair value of the Mavrix reporting unit's goodwill to the carrying amount of the Mavrix reporting unit’s goodwill, which implied fair value of the Mavrix reporting unit’s goodwill was calculated in a manner similar to a purchase price allocation. Based on the two-step goodwill impairment test, we recognized an impairment loss of US$468 thousand on the goodwill of Mavrix reporting unit.

 In 2011, we compared the IPR&D’s carrying value to its fair value. We estimated the fair value of the IPR&D by the income approach. Significant assumptions inherent in the valuation methodologies for IPR&D were employed and included, but were not limited to, prospective financial information and discount rates. Based on this quantitative test, we determined that the fair value of the IPR&D tested in 2011 was lower than its carrying amount because the management decided to cease the entire Android application research and development project, which is the primary line of business of Mavrix reporting unit, due to technological failure. Accordingly, we recognized an impairment loss of US$420 thousand on the IPR&D.

(Loss) Income from Operations. As a result of the foregoing, our loss from operations increased by US$1.9 million, or 17.3%, from a loss of US$11.0 million in 2010 to a loss of US$12.9 million in 2011.

Interest Income. The amount of our cash, cash equivalents and time deposits decreased to US$33.2 million as of December 31, 2011, compared to US$42.9 million as of December 31, 2010. Our investment in marketable securities has decreased to US$186.9 million as of December 31, 2011 compared to US$189.2 million as of December 31, 2010. Due to PRC’s monetary policy, interest rates increased in 2011, and, as a result, our interest income increased by US$3.1 million, or 31.8%, from US$9.6 million in 2010 to US$12.7 million in 2011.

Other (Loss) Income. Other income from operations was US$4.1 million in 2011 compared to other income from operations of US$2.3 million in 2010 due primarily to foreign exchange gain as a result of the rapid appreciation of the RMB against the US dollar in 2011.

Income Tax Expenses. Our subsidiaries incorporated in the PRC are subject to enterprise income taxes in the PRC.  Our income tax expenses were approximately $0.4 million and $0.9 million in 2010 and 2011, respectively.

Year ended December 31, 2010 and 2009

Revenues. Revenues decreased by US$6.6 million, or 14.9%, from US$44.1 million in 2009 to US$37.6 million in 2010. The decrease was due to a decline of approximately 31% in the average selling price of our SoCs for portable media players in 2010 compared to 2009, as well as a decline of approximately 33% in units shipped in 2010 compared to 2009. The decline in average selling price was primarily the result of our strategy to reduce prices on certain products from time to time in order to maintain our sales volume and market share as well as the product mix adjustment in 2010. The decrease in units shipped was mainly due to the drop in market demand for consumer electronics as a result of consumer spending becoming more conservative due to the global financial crisis. Additionally, new technological developments in the consumer electronics market, such as the advancement of portable, multifunctional mobile phones and tablet PCs with add-on portable media player functionality, also reduced consumer demand for conventional portable media players.

Revenues increased from US$17.6 million in the first half of 2010 to US$20.0 million in the second half of 2010. The increase was due to an increase in sales, which we believe resulted from our research and development efforts to improve functionality of our products and our enhanced management of sales channels.

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

Other Income (Loss). Other income from operations was US$2.3 million in 2010 compared to other income from operations of US$0.7 million in 2009 due primarily to foreign exchange gain as a result of the rapid appreciation of the RMB against the US dollar in 2010, compared to an exchange loss of significant fluctuations of the US dollar against New Taiwan Dollar in 2009.

Income Tax Expenses. Our subsidiaries incorporated in the PRC are subject to enterprise income taxes in the PRC.  Our income tax expenses were approximately $0.5 million and $0.4 million in 2009 and 2010, respectively.

We are a holding company incorporated in the Cayman Islands and conduct substantially all of our operations through our subsidiaries in the PRC. We may obtain cash generated from operations of our PRC subsidiaries through repatriation of undistributed earnings of our PRC subsidiaries, such as through dividends paid by our PRC subsidiaries. While we currently do not intend to distribute dividends, repatriate investments or otherwise transfer cash from our PRC subsidiaries to our holding company in the Cayman Islands, if in the future we decide to do so, there are certain restrictions arising from PRC government regulations, which could impact our PRC subsidiaries’ ability to repatriate its undistributed earnings to us. Furthermore, there may be potential tax consequences to us and/or some of our shareholders that could arise from repatriation of undistributed earnings of our PRC subsidiaries to us.

Current restrictions on currency exchanges under PRC laws may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies. The PRC government has introduced regulations since 1996 to allow foreign owned entities to freely convert the RMB into foreign currency for transactions that fall under the “current account,” which includes trade related receipts and payments, interest and dividends. Accordingly, our PRC subsidiaries may use RMB to purchase foreign exchange for settlement of such “current account” transactions without pre-approval. However, pursuant to applicable PRC laws, rules and regulations, foreign-invested enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. In calculating retained earnings, foreign-invested enterprises in China are required to allocate at least 10% of their retained earnings each year, if any, in accordance with the requirements of relevant laws and provisions in their respective articles of association, such as funding certain reserve funds, including mandated employee benefits funds, unless these reserves have reached 50% of the registered capital of the enterprises. These limitations could affect our ability to obtain foreign exchange for capital expenditures, which could in turn materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. We cannot be certain that the PRC regulatory authorities will not impose even more stringent restrictions on the convertibility of the RMB in the future, especially with respect to foreign exchange transactions. Please see the section entitled “Item 3D. Risk Factors—Risks Related to Doing Business in China—Restrictions on foreign currency exchange may limit our ability to receive and use our revenues effectively.”

Transactions other than those that fall under the “current account” and that involve conversion of RMB into foreign currency, such as direct investments, loans, security investments and repatriation of investments, are classified as “capital account” transactions. Capital account transactions require prior approval from SAFE or its provincial branch to convert a remittance into a foreign currency, such as U.S. Dollars, and transmit the foreign currency outside of China.

Additionally, there may be potential tax consequences to us and/or some of our shareholders that could arise from repatriation of undistributed earnings of our PRC subsidiaries to us. According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from enterprise income tax except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. Under The EIT Law and implementation regulations issued by the PRC State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment of place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and non-resident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprises and individual investors is also subject to a 10% PRC enterprise income tax and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC, unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements.

Other than with respect to Mavrix, our PRC subsidiaries do not have individual shareholders. Rather, our PRC subsidiaries are foreign-invested enterprises directly held by our subsidiaries in Hong Kong or Mauritius. According to the tax treaties between China and Hong Kong and between China and Mauritius, dividends s payable by a foreign-invested enterprises in China to a company in Hong Kong or to a company in Mauritius, which directly holds at least 25% of the equity interests in the foreign-invested enterprise, will be subject to a withholding tax of 5%. However, the State Administration of Taxation has clarified that no enterprise is entitled to the preferential treatment on dividend withholding tax rates pursuant to any tax treaties if such enterprise becomes qualified for such preferential tax rates through any transaction or arrangement whose major purpose is to obtain such preferential tax treatment and that any non-resident who wishes to enjoy tax treaty treatment under the certain sections in the relevant tax treaties shall apply to the tax authorities with competent jurisdiction for approval. We have not applied to the relevant tax authorities for the preferential withholding tax rate under the tax treaty between China and Hong Kong or the tax treaty between China and Mauritius so far.

Given the short history of the EIT Law and the subsequently issued circulars retroacting to January 1, 2009, it remain unclear whether we and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from enterprise income tax. Please see the sections entitled “Item 3D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws,” “—Risks Related to Doing Business in China—Changes in the preferential tax treatments we currently enjoy in the PRC may have an adverse impact on our results of operations” and “—Risks Related to Doing Business in China—We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income,” and “Item 4B. Business Overview—Regulations—Taxation in the PRC.”

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2009		2010		2011
	(thousands)
Net cash provided by operating activities	US$	27,637	US$	2,763	US$	7,265

Net cash (used in) provided by investing activities		22,127		(51,215)		(26,658)
Net cash provided by (used in) financing activities		(7,497)		2,619		7,131
Net increase (decrease) in cash and cash equivalents		42,267		(45,833)		(12,262)
Cash and cash equivalents, beginning of year		45,435		87,706		42,872
Effect of exchange rate changes on cash		4		999		2,597
Cash and cash equivalents, end of year	US$	87,706	US$	42,872	US$	33,207

On December 31, 2011, we had US$220.1 million of cash, cash equivalents, and marketable securities. In general, our primary uses of cash were for operating and investment activities, such as the purchase of inventory and financing of construction related to our expansion plans. Our largest source of cash was cash collections from our customers. We have been able to meet our cash needs principally by using cash on hand, a portion of which was generated from our initial public offering in November 2005 and a portion of which was generated by cash from operations. Although we believe that cash generated from operations will be sufficient to fund our expected cash requirements and planned capital expenditure for at least the next 12 months, any worldwide financial market disruption could have a negative impact on our available resources in the future. Our minimum projected obligations for fiscal year 2012 and beyond are set forth below under “contractual obligations.”

Operating Activities

In 2011, net cash provided by operating activities amounted to US$7.3 million. We generated net income during this period of US$3.0 million. We recorded a net purchase of inventory of US$2.6 million, a decrease of accrued expenses and other current liabilities of US$3.0 million, a decrease of prepaid expenses and other current assets of US$1.7 million, an increase of accounts payable of US$1.3 million, share of net loss of an equity method investee of US$1.1 million, depreciation of property, plant and equipment of US$2.1 million, amortization of acquired intangible assets of US$1.8 million and an increase of shared-based compensation expense of US$1.9 million.

In 2010, net cash provided by operating activities amounted to US$2.8 million. We generated net income during this period of US$0.3 million. We recorded a net purchase of trading securities of US$0.5 million, a decrease of accrued expenses and other current liabilities of US$1.7 million, including $0.7 million in connection with the construction of our new corporate headquarters in Zhuhai and $0.9 million in connection with our investment in Hi-Trend, an increase of prepaid expenses and other current assets of US$1.3 million, a remeasurement gain on the equity interest acquired in a subsidiary of US$0.5 million, share of net loss of an equity method investee of US$0.8 million, depreciation of property, plant and equipment of US$1.9 million, amortization of acquired intangible assets of US$1.9 million, an increase in shared-based compensation expense of US$1.5 million, and a write-down of inventories of US$0.4 million.

In 2009, net cash provided by operating activities amounted to US$27.6 million while we suffered a net loss during this period of US$10.7 million. We recorded a gain on disposal of a subsidiary of US$1.7 million resulted from the loss of control of Actions Beijing, an increase in accounts receivable of US$1.3 million, a net proceed from the disposal of trading securities of US$19.3 million, an impairment loss of long term investments of US$7.4 million, share of net loss of an equity method investee of US$0.8 million, depreciation of property, plant and equipment of US$2.1 million, the amortization of acquired intangible assets of US$2.8 million, an increase in share-based compensation expense of US$4.0 million, a decrease in inventory of US$3.2 million and an increase in accrued expenses and other current liabilities of US$1.6 million.

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

Investing Activities

In 2011, net cash used in investing activities was US$26.7 million. We recorded a net decrease of marketable securities of US$6.3 million, investment in equity method investees of US$9.7 million, and purchase of intangible assets of US$2.6 million, purchase of property, plant, and equipment of US$7.5 million.

In addition, in January 2011, we made an investment of approximately US$13.7 million in OCTT Holding Co., Ltd, or OCTT, a private equity fund incorporated in Mauritius for the purpose of investing in fabless semiconductor design companies in Taiwan. As of December 31, 2011, the total size of the fund is approximately US$70 million, approximately US$30.6 million of which had been invested in Realtek Semiconductor Corporation, or Realtek, which investment represents less than 5% of the total outstanding shares of Realtek. The chairman of the board of directors of Realtek is Mr. Yeh, Nan-Horng, one of our directors and our former chief executive officer. We are a passive investor in OCTT and do not possess any control over, or participate in, any of the voting or investment decisions OCTT makes and do not possess a right to appoint any director of OCTT. We also do not possess a right to appoint any director of Realtek, nor do we possess any control or influence over Realtek.

The purchases of additional marketable securities in 2011 mainly included money market deposits and trust financial products issued by PRC commercial banks and financial institutions with maturities between three and twelve months. The money market deposits are foreign currency deposits which have market-based interest rates with principal that is protected. The trust financial products are investments in individual funds or in pools of funds held by financial institutions, which use the funds raised to independently invest in a pool of various assets backed by debt instruments. The underlying debt securities have favorable fixed interest rates and maturities between three to twenty-four months when purchased. Such marketable securities are classified as held to maturity because we have the intention and the ability to hold the securities to maturity. The percentage of our assets held as money market deposits and trust financial products was 66.3% and 60.6% in 2010 and 2011, respectively. Because we have sufficient cash on hand to meet the demands from our day-to-day operations, we chose to hold a portion of our cash assets in the form of money market deposits and trust financial products to ensure the security and appreciation of our cash assets. Such investments are low risk capital preservation investments that are liquid and are issued and managed by well-regarded state-owned banks or independent financial institutions with high credit ratings in the PRC. The fair value of the investments may fluctuate depending on the applicable interest rate, which is determined primarily by the monetary policies adopted by the Chinese government. In the past, the Chinese government has closely supervised its state-owned banks and financial institutions and minimized delinquencies in their credit risk. Future changes in Chinese monetary policy may affect the value of our investments and could have a material impact on our financial condition. However, due to the nature of these investments and relatively short maturity periods of three to twenty-four months from purchase, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

In 2010, net cash used in investing activities was US$51.2 million. We recorded an increase in the value of marketable securities of US$22.8 million, a decrease in net cash and cash equivalent of US$10.1 million due to the disposition and resulting deconsolidation of a subsidiary, an increase of investment in equity method investees of US$5.6 million, an increase in the purchase of intangible assets of US$1.8 million, an increase in the purchase of property, plant, and equipment of US$8.9 million, an increase in deposits paid for acquisition of intangible assets of US$2.4 million, a decrease in net cash and cash equivalent of US$0.9 million in connection with the acquisition of a subsidiary. These cash outflows were partly offset by proceeds from the disposal of other investments of US$1.3 million.

The purchases of additional marketable securities in 2010 mainly included money market deposits and trust financial products issued by PRC commercial banks and financial institution with maturities between three and twelve months. The money market deposits are foreign currency deposits which have market-based interest rates with principal that is protected. The trust financial products are investments in individual funds or in pools of funds held by financial institutions, which use the funds raised to independently manage a pool of various assets of which the underlying investments are debt instruments. The underlying debt securities have favorable fixed interest rates and maturities between three to twenty-four months when purchased. Such marketable securities are classified as held to maturity because we have the intention and the ability to hold the securities to maturity. The percentage of our assets held as money market deposits and trust financial products was 57.4% and 66.3% in 2009 and 2010, respectively. Because we have sufficient cash on hand to meet the demands from our day-to-day operations, we chose to hold a portion of our cash assets in the form of money market deposits and trust financial products to ensure the security and appreciation of our cash assets. Such investments are low risk capital preservation investments that are liquid and are issued and managed by well-regarded state-owned banks or independent financial institutions with high credit ratings in the PRC. The fair value of the investments may fluctuate depending on the applicable interest rate, which is determined primarily by the monetary policies adopted by the Chinese government. In the past, the Chinese government has closely supervised its state-owned banks and financial institutions and minimized delinquencies in credit risk. Future changes in Chinese monetary policy may affect the value of our investments and could have a material impact on our financial condition. However, due to the nature of these investments and relatively short maturity periods of three to twenty-four months from purchase, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

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

Financing Activities

Net cash generated by financing activities was US$7.1 million in 2011, primarily consisting of a short-term bank loan of US$6.0 million obtained from E. SUN Bank -Hong Kong Branch and a short-term loan of US$6.0 million from China Trust Commercial Bank, advance subsidies of US$0.7 million from local authorities of Shenzhen and Zhuhai in the PRC, proceeds of US$0.7 million from exercises of stock options, and ordinary shares repurchases under our repurchase program in the amount of US$6.3 million.

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

Capital Expenditures

We made capital expenditures of US$11.2 million, US$16.3 million and US$33.5 million in 2009, 2010 and 2011, respectively. Our capital expenditures in 2011 consisted principally of US$7.5 million for the purchase of property, plant and equipment which did not replace any existing property, plant and equipment, US$2.6 million for the acquisition of intangible assets, US$9.7 million for investment in equity method investees, and an approximately US$13.7 million investment in OCTT. Please see more discussion of the investment in OCTT in the section entitled “Item 5.B. Liquidity and Capital Resources — Investing Activities.”

We have moved into our new corporate headquarters in Zhuhai in response to our anticipated growth, and may also establish additional offices in other cities in China, such as Shanghai, to better serve our existing and future customers or establish larger research and development facilities in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We continuously evaluate our need to expand our internal testing capacity to fulfill market demands and long-term investments strategies in companies or technologies consistent with our business objectives. Based on the existing plans, we expect to make additional capital expenditures totaling approximately US$1.4 million in 2012 in connection with such efforts. We will fulfill these additional capital expenditures mainly with our existing RMB cash for expenditures in China.

Capital Requirements

Our capital requirements depend on numerous factors, including:

•	market acceptance of our products;

•	our expenditures on our planned new offices and facilities at multiple sites;

•	our expenditures on research and development activities;

•	our expenditures on workstations, testing equipment, licenses and royalty payments and electronic design automation tools;

•	the resources we devote to marketing, selling and supporting our products;

•	the payment terms we negotiate with our customers;

•	market prices for our products; and

•	other working capital requirements.

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

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. For example, our principle subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year as a statutory reserve fund and to provide for a staff and workers’ bonus fund at the discretion of its board of directors. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. In addition to those reserves, the registered capital of our PRC subsidiaries is also restricted. In December 2007, Actions Semiconductor (Mauritius) re-invested the undistributed earnings of approximately US$80.2 million, or 27.8% of our total consolidated net assets from our subsidiary Actions Semiconductor (Zhuhai) back into Actions Semiconductor (Zhuhai) by way of a capital injection. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen), Shanghai Actions Semiconductor, and Shanghai Mavrix Technology are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$123.0 million, or 45.5%, and US$113.9 million, or 42.1%, of our total consolidated net assets, which included approximately US$12.3 million, or 4.4%, and US$12.5million, or 4.6%, of our total consolidated net assets associated with the statutory reserves as of December 31, 2009 and 2010, respectively.

As of December 31, 2011, the restricted net assets associated with the statutory reserves of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) totaled approximately US$13.2 million, or 4.8% of our total consolidated net assets. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries is also restricted. Including the additional registered capital of approximately US$80.8 million, or 29.0 % of our total consolidated net assets, re-invested from Actions Semiconductor (Mauritius) back into Actions Semiconductor (Zhuhai) in December 2007, as of December 31, 2011, the total amount of the registered capital and reserves of the Company’s PRC subsidiaries reached US$118.2 million, or 42.5% of our total consolidated net assets.

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

We have historically had minimal taxable income in jurisdictions other than China.

Reconciliation between the benefits for FEIT computed by applying the China tax rate to profit before income taxes is as follows:

	Year ended December 31,
	2009	2010	2011
PRC tax rate	25%	25%	25%

Tax provision (credit) at PRC enterprise income tax rate	$(2,325)	$264	$1,251
Expenses not deductible for tax purposes	2,825	260	717
Share-based compensation not deductible for tax purposes	601	1,532	420
Income not taxable for tax purposes	(178)	(981)	(706)
Net change in valuation allowance	(320)	342	910
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(99)	(473)	(1,081)
Effect of the different income tax rates in other jurisdictions	(323)	(145)	(34)
Effect of withholding tax on undistributed earnings	320	229	554
Effect of withholding tax on American Depository Shares ("ADS") reimbursement income	-	-	150
Utilization of tax loss previously not recognized	-	(341)	(1,053)
Overprovision in prior year	-	(264)	(236)
Others	36	(1)	(13)
Income tax expense	$537	$422	$879

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investments in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2011, we had 540 research and development engineers, including 40 engineers from Mavrix acquired in August 2010, who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

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

Our research and development efforts during 2009, 2010 and 2011 focused principally on increasing the solutions and applications of our ATJ203X series, ATJ200X (car audio) series, ATS250X (boom box audio) series, ATJ227X (PMP) series and G1000 (game) series products to enhance their appeal to our customers, and on the development and production of our newest ATJ200X series, ATS230X series, ATJ228X and G101X series products. In addition to pursuing these efforts, we are currently focusing our research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. Our continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure. Also, we will continue to focus on developing the low power consumption technology and the technology to enhance the quality of sound, image and video. High definition multi-format video, 3D video decoder and encoder, and 3D graphics are other key technologies on which we expect to focus on in 2012. We integrated the technology mentioned above in the past two years to our new ATJ700X and ATJ701X series products, which have been introduced to the market in the first quarter of 2012.

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

Licenses

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third parties. We have entered into various licensing agreements with major technology companies, including MIPS Technologies International Ltd., Microsoft Corporation, SRS Labs, Inc., Samsung Electronics Co., Ltd., Lineo Solutions, Inc., and Real Networks Inc. We integrate third-party software or other licensed technology into almost all of our products.

D.	Trend Information

Demand for portable media players. Throughout 2004, 2005 and 2006, a combination of factors, including a decrease in the price of portable media players caused by a significant decrease in the price of flash memory, which is a major cost component of many portable media players, and the growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster, resulted in rapid growth in the demand for portable media players. Because we supply SoCs for use in portable media players, we benefited greatly from the increased demand, and our revenues and profitability grew rapidly during this initial rapid growth period. However, starting in 2007, we have not experienced such rapid growth in revenues and profitability on a percentage basis to continue at its initial pace as the combination of factors that fueled the initial rapid growth of our industry have changed. For example, new technological development in the consumer electronics market has increased the sophistication while decreasing the price of mobile phones, resulting in greater consumer demand for mobile phones with portable media player functionality over conventional portable media players. In addition, the migration and adoption of 3G networks also enhanced the appeal of mobile phones with portable media player functionality, as audio, image and video files became more easily downloaded onto mobile phones. The availability of more sophisticated low-cost tablet PCs with portable media player functionality also decreased demand for conventional portable media players. Therefore, demand for conventional portable media players has decreased and has given way to a new generation of embedded portable media players and portable media players with enhanced functionality. We believe that embedding of portable media player functions in new products and advancing functionality of portable media players are material trends now driving the industry. Portable media player functionality may be embedded into high-volume markets, such as fashion accessories, toys, audio visual products, global positioning systems, automotive stereos and boom boxes. To this end, we have increased research and development efforts and focused principally on increasing the solutions and applications of our SoCs. Additionally, consumers are becoming more sensitive to the design, size, functionality and price of the electronic devices that they purchase. Portable media players are trending toward more advanced features, such as increasingly integrated video functionality, advanced video game, image and video capture, digital audio and video broadcast reception and wireless connectivity. Accordingly, we have focused research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. We believe that although demand for portable media players has decreased in comparison with demand during the initial growth of the industry, demand for devices with portable media player functionality is increasing.

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

The average selling price of any particular SoC product declines by approximately 15% annually after it reaches maturity in the product life cycle. Since our overall average selling prices depend on our product portfolio, they generally benefit from the introduction of new SoC products, which benefit may be partially offset by seasonality. We have penetrated into both higher-end (portable media player (PMP) with gaming, camera or WiFi functions embedded) and entry media players (car audio, boombox, toy type player) and different products have slightly different seasonality. For example, the sales of MP3 and PMP products are usually slow in the second quarter and the end of the fourth quarter, but boombox and car audio markets are usually busy at that time. As a result, our overall average selling prices dropped by 13% in the second quarter of 2011, and a little more slowly by 12% in the 3rd quarter.

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

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player sales tend to increase significantly in the fourth quarter to meet the year-end holiday demand. However, such pattern has been affected by the slow economy in US and Europe. For example, in late 2008 and 2009, we were negatively impacted by the global economic and financial downturn and experienced a significant decrease in sales, especially in the fourth quarter of 2009, which resulted in the lowest sales amount in a single quarter since 2005. Although we had experienced a stable increase in our shipment units since the third quarter of 2010 and observed stable growth in the consumer electronic market in the first three quarters of 2011, the subsequent warning signals from the European financial crisis put a brake on the growth and resulted in a flat fourth quarter of 2011. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Foundry capacity and wafer pricing. To maximize our unit sales and profits, we must secure committed foundry capacity that is adequate to produce all of the SoCs that we can sell to our customers at prices that enable us to maintain or increase our profit margins. Wafer pricing is affected by the volume of our purchases and overall market demand, and tends to be cyclical. Because contract foundries have fixed capacities, in times of strong market demand, the prices that contract foundries charge for their wafer products and services generally increase, and correspondingly in times of lesser market demand, the prices that contract foundries charge for their wafer products and services may decrease. As a result, if the overall demand for electronics products is high, contract foundries that manufacture wafers for electronics products may increase the prices that they charge to their customers, including our company. In the past, sales volume increases helped us to negotiate better pricing terms and secure committed capacity with our foundries. However, since the fourth quarter of 2008, we have experienced a decline in sales due to the impact of the global economic downturn, which also affected the overall market demand of wafers. If the decrease of our sales volume continues and if it outpaces the overall market demand, we may lose our ability to negotiate favorable terms and secure capacity with our foundries. Further, we are also subject to seasonal and other factors affecting foundry capacity and pricing that are beyond our control.

Presently, He Jian and UMC manufacture almost all of our mass produced semiconductors. We also maintain relationships with other foundries to help ensure that we have alternative manufacturing capabilities if He Jian and UMC fail to achieve satisfactory yields or are unable to meet our requirements. However, there are many purchasers of foundry products and services that are larger than us, and our ability to source adequate foundry services could be affected by significant increases in demand for electronics products.

E.	Off-balance Sheet Arrangements

We did not have any significant outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2011.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2011:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(thousands)
Operating lease obligations	US$	213	US$	193	US$	20	US$	—	US$	—
Royalty Commitment		813		575		238		—		—
Purchase Obligations		2,007		2,007		—		—		—
Capital Commitment		164		164		—		—		—
Other Liabilities		2,412		1,954		458		—		—
Total contractual obligations	US$	5,609	US$	4,893	US$	716		—		—

G.	Safe Harbor

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

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2011 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Lee, Hsiang-Wei (David)	52	Director, Chairman of the Board
Yeh, Nan-Horng	53	Director
Lin, Yu-Hsin Casper (1)	65	Director
Chen, Chin-Hsin (Fred) (1)	69	Director
Li, Shao Chuan (Shawn)	44	Director and Chief Technology Officer
Huang , Jun-Tse (Walter) (1)	54	Director
Pan, I-Ming (Robin) (1)	51	Director
Zhou, Zhenyu	47	Chief Executive Officer
Liu, I-Hung (Nigel)	40	Chief Financial Officer

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

Zhou, Zhenyu has served as our Chief Executive Officer since December 2011. Dr. Zhou has over 16 years of senior management experience, with expertise in establishing R&D teams, setting strategy and product road maps, and driving revenue growth through design win activity. Dr. Zhou founded Mavrix in 2005 and became Actions’ Senior Vice President when Mavrix was acquired by Actions in 2010. Prior to that, Dr. Zhou served as Senior Vice President of digital imaging products at Fremont, California-based ESS Technology, Inc. after it acquired in February 2000 Irvine, California-based NetRidium Communications, Inc., or NetRidium, which Dr. Zhou founded in January 1999 and which was a developer of CMOS sensors for cell phone makers such as Motorola, Samsung and LG. Prior to founding NetRidium, Dr. Zhou held multiple senior-level engineering positions at Conexant/Rockwell in Newport Beach, California. Dr. Zhou graduated with a master's degree and a PhD from the Signal and Image Processing Institute at the University of Southern California, Viterbi School of Engineering. Dr. Zhou holds a master's degree and a bachelor's degree from Zhejiang University in Hangzhou, China.

Liu, I-Hung (Nigel) has served as our Chief Financial Officer since September 2011. Mr. Liu has over 13 years of accounting and finance experience and has been with Actions since 2007. He is a Certified Public Accountant, a Qualified Internal Auditor (QIA), and a Certified Internal Auditor in Taiwan. Previously, Mr. Liu spent seven years in multiple management positions, most recently as Senior Manager at PricewaterhouseCoopers. Mr. Liu received a bachelor’s degree in Accounting from Fu-Jin Catholic University in Taiwan and a Master of Business Administration degree from National Taiwan University.

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

The aggregate amount of salaries and bonuses paid by us to our current directors and executive officers during the year ended December 31, 2011 was approximately US$1.15 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

We do not provide pension, retirement or similar benefits to our executive officers and directors.

Equity Compensation

During 2011, options to purchase 15,000 ADSs, representing 90,000 ordinary shares, were granted under our 2007 Equity Performance and Incentive Plan, or the 2007 Plan, to our current directors and executive officers. The per share exercise price of the options granted to our current directors and executive officers during 2011 was $1.4 per ADS, and the expiration dates of such options ranged from May 20, 2014 to May 20, 2015.

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

2007 Equity Performance and Incentive Plan

In May 2007, our board of directors and shareholders adopted the 2007 Plan, which is intended to attract and retain officers, employees, non-employee directors and consultants for us and our subsidiaries and to provide to such persons incentives to stay with us or our subsidiaries and make superior contributions to us in the future. We have reserved 8 million ADSs upon exercise of awards granted under the 2007 Plan. In November 2010, our board of directors approved a proposal to amend the 2007 Plan by increasing the number of ADSs available for issuance pursuant to the 2007 Plan to 9.4 million.

Types of Awards.  We may grant the following types of awards under our 2007 Plan:

•	Option rights to purchase our ADSs;

•	Restricted shares, which are non-transferable ADSs, that may be subject to forfeiture;

•	Restricted Shares Units, which represent the right to receive our ADSs at a specified date in the future, which may be subject to forfeiture.

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

Our board of directors is divided into three classes, with each class being up for election every third year. Messrs. Lee and Lin have terms that expire at the 2012 annual general meeting of shareholders. Messrs. Yeh, Chen and Pan have terms that expire at the 2013 annual general meeting of shareholders. Messrs. Li and Huang have terms that expire at the 2014 annual general meeting of shareholders.

D.	Employees

As of December 31, 2009 and 2010, we had 624 and, net of Beijing Actions, 679 full-time employees, respectively. As of December 31, 2011, we had 708 full-time employees, including 398 dedicated engineers in the research and development department, 120 field application engineers in customer service department, 23 in sales and marketing, 89 in general and administration and 78 in manufacturing and logistics functions. Of these full-time employees, 510 are located in Zhuhai, China, 58 in Shenzhen, China, 134 in Shanghai, China and 6 in Hong Kong. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that the relations between the Company and our employees are healthy.

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

On February 3, 2010, the Compensation Committee granted options to purchase 989,000 ADSs to certain employees, of which options to purchase 580,000 ADSs were sourced from the voluntary forfeiture of a few of our incumbent directors and executives on February 3, 2010, and options to purchase the remaining 409,000 ADSs were sourced from forfeiture resulting from the departure of former employees. Among the options granted on February 3, 2010, options to purchase 777,500 ADSs were granted under a new vesting schedule in three tranches: 30% of the underlying ADSs shall vest on the designated date in 2010, 30% and 40% of the underlying ADSs shall vest on each of the next two anniversaries of the designated date, respectively, provided that the optionees remain in the continuous service of the Company through each such vesting date. Options to purchase 211,500 ADSs were granted under the graded vesting schedule, 15% of the underlying ADSs shall vest on designated date in 2010, 20%, 30% and 35% of the underlying ADSs shall vest on each of the next three anniversaries of the designated date respectively, provided that the optionees remain in the continuous service of the Company through each such vesting date.

On May 13, 2010, August 3, 2010 and November 2, 2010, the Compensation Committee granted options to purchase 139,000, 73,500 and 44,500 ADSs to certain employees, respectively. The underlying ADSs of these options vest in two to four years, provided that the optionees remain in the continuous service of the Company through each vesting date.

On November 12, 2010, the Compensation Committee proposed to amend the 2007 Equity Performance and Incentive Plan by increasing the number of ADSs available for awards to 9.4 million. The Board and the shareholders subsequently approved the amended 2007 Plan. On December 15, 2010, the Compensation Committee conditionally granted awards with a total of 995,700 underlying ADSs, including options to purchase 812,700 ADSs and 183,000 restricted share units, to certain employees, with the underlying ADSs vesting in 3 to 4 years, provided that employees remain in the continuous service of the Company through each vesting date. Such awards were granted conditional upon the receipt of shareholder approval for the amended 2007 plan which has been obtained at the annual general meeting held in May 2011.

On January 25, 2011, the Compensation Committee further conditionally granted options to purchase 27,000 ADSs to certain employees and the underlying ADSs shall vest in 3 years, provided that the optionees remain in the continuous service of the Company through each vesting date.

On May 10, 2011, August 9, 2011 and November 8, 2011, the Compensation Committee continued to grant options to purchase 274,000 ADSs and RSUs representing 12,000 ADSs, options to purchase 532,100 ADSs and RSUs representing 48,000 ADSs, and options to purchase 15,000 ADSs to certain employees, respectively. The underlying ADSs of these options vest in two to three years, provided that the employees remain in the continuous service of the Company through each vesting date.

On January 17, 2012, the Compensation Committee further conditionally granted 100,000 RSUs to certain employees, which shall vest in 3 years, provided that the employees remain in the continuous service of the Company through each vesting date.

After the above continuous granting activities, offset by the forfeitures of the Company management, directors and resigned employees, total ADSs available for future grant were 1,809,751 ADSs as of December 31, 2011.

E.          Share ownership

Our directors and senior management do not own any shares of the Company as of March 31, 2012. For a description of options granted to our directors and executive officers under the 2007 Plan, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Equity Compensation.”

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of March 31, 2012, the most recent practicable date.

Ordinary Shares Beneficially Owned(1)
Name	Number		Percent(2)
Lin, Yu-Hsin (Casper)		*		*
Chen, Chin-Hsin (Fred)		*		*
Li, Shao Chuan (Shawn)		*		*
Zhou, ZhenYu		*		*
Liu, I-Hung (Nigel)		*		*
All directors and executive officers as a group(3)		*		*

*	Represents less than 1% of our ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options currently exercisable into ordinary shares that will vest within 60 days after March 31, 2012 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 406,286,820 ordinary shares outstanding as of March 31, 2012.

(3)	Includes 192,500 ADSs issuable upon exercise of options held by our directors and executive officers that are exercisable or will become exercisable within 60 days of March 31, 2012.

As of March 31, 2012, our directors and executive officers held options to purchase an aggregate of 375,000 ADSs, representing 2,250,000 ordinary shares under our 2007 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Based on our Register of Members, as of December 31, 2011, Devon Dragon Trading Limited held 3,840,691 of our ADSs, or approximately 5.57% of our outstanding shares. Devon Dragon Trading Limited does not have voting rights that are different from the voting rights of our other shareholders.

As of March 31, 2012, 406,286,820 of our ordinary shares were issued and outstanding. JPMorgan Chase Bank, N.A., the depositary, has advised us that, as of March 31, 2012, 42,033,308 ADSs, representing 252,199,848 underlying ordinary shares, were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. We were advised by our depositary that, as of March 31, 2012, ADSs representing approximately 62.2% of our total outstanding ordinary shares were held by DTC and the number of beneficial owners of our ADS in the United States may be larger than the number of record holders of our ordinary shares in the United States.

B.          Related Party Transactions

Details of the ownership by our employees of our ordinary shares as of March 31, 2012 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Fairly Consultants Limited (1)	Wu, Zhang Liang	1,570,104	2.3%

(1)   Fairly Consultants Limited has twenty shareholders, ten of whom are our employees.

We have been notified by the shareholder named in the table above that its director, who is an employee or otherwise affiliated with us, has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it.

Transactions with GMI Technology

During the year ended December 31, 2009, 2010 and 2011, we sold products to GMI Technology amounting to US$12.5 million, US$7.5 million and US$5.8 million, respectively. The president of GMI Technology is the elder brother of Mr. Yeh, Nan-Horng, one of our directors.

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

On January 30, 2009, the motion was granted and a judgment of dismissal was entered in favor of the Company and Actions Mauritius on February 4, 2009. The plaintiffs subsequently appealed the dismissal to the United States Court of Appeals for the Ninth Circuit, and on July 6, 2010 the Court of Appeals affirmed the judgment in favor of the Company and its subsidiary. The plaintiffs are not appealing further so the judgment has now become final, and the litigation is concluded.

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

B.          Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.          Offer and Listing Details

Our ADSs have been quoted on The NASDAQ Global Market under the symbol ACTS since November 30, 2005. Each ADS represents six ordinary shares. On April 13, 2012, the last reported sale price of our ADSs on the NASDAQ Global Market was US$1.70.

The table below sets forth, for the periods indicated, the highest and lowest closing prices on the NASDAQ Global Market for our ordinary shares represented by ADSs.

	High	Low

2007	8.50	3.98

2008	4.40	1.35

2009	2.90	1.34

2010	2.54	1.95

2011	2.60	1.67

First Quarter 2010	2.54	2.07

Second Quarter 2010	2.42	1.98

Third Quarter 2010	2.25	1.95

Fourth Quarter 2010	2.20	1.98

First Quarter 2011	2.60	2.14

Second Quarter 2011	2.51	1.83

Third Quarter 2011	2.20	1.67

Fourth Quarter 2011	2.20	1.76

October 2011	2.11	1.86

November 2011	2.20	1.81

December 2011	1.94	1.76

2012

January 2012	1.92	1.75

February 2012	1.85	1.65

March 2012	1.75	1.65

April (through April 13, 2012)	1.72	1.64

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

B.          Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. According to our memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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

C.          Material Contracts

For a summary of the material terms of the Auction Confirmation Letter Relating to Land Use Rights dated March 30, 2010 issued by Shanghai Real Property Transaction Center, see “Item 4.D Information on the Company —Property, Plants and Equipment.”

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

E.          Taxation

Cayman Islands Taxation

The following discussion of the material Cayman Islands tax consequences of an investment in our ordinary shares or ADSs does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

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

This description generally applies to U.S. Holders (as defined below) of the ordinary shares or ADSs who hold the ordinary shares or ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

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

We believe we were classified as a PFIC for calendar year 2011 and we expect to be classified as a PFIC for calendar year 2012 and for the foreseeable future. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs.

Assuming we are classified as a PFIC at any time during a U.S. Holder’s holding period in ordinary shares or ADSs, you would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ordinary shares or ADSs and (ii) any “excess distribution” paid on ordinary shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become a PFIC.

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

A U.S. Holder is required to file an IRS Form 8621 for any year in which our ordinary shares or ADSs constitute stock in a PFIC.

You are urged to consult your tax advisor regarding the potential tax consequences to you assuming we are or become a PFIC, as well as any elections that may be available to you to mitigate such consequences.

Taxation of Dividends and Other Distributions on Ordinary Shares or ADSs

Subject to the PFIC rules discussed above, all distributions to a U.S. Holder with respect to the U.S. Holder’s ordinary shares or ADSs, other than certain pro rata distributions of our shares, will be includible in the U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the U.S. Holder’s ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.

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

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules discussed above, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares or ADSs and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. The gain or loss recognized generally will be capital gain or loss. Capital gain of an individual U.S. Holder that is recognized before January 1, 2009 generally is taxed at a maximum tax rate of 15% if the property giving rise to the capital gain is held for more than one year. The deductibility of capital loss is subject to limitations.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks and other financial institutions.  In 2009, 2010 and 2011, the rate of return on cash deposits was 4.3%, 4.9% and 6.1%, respectively. In light of the current global economic uncertainties and prudent monetary policy, interest rates for cash deposits may stay at relatively high levels during an extended period of time. For example, China’s central bank raised interest rates three times in 2011. As of December 31, 2011, the one-year RMB deposit rate was 3.5% in China, an increase of 0.75% from the beginning of 2011. However, if there were uncertainties in global economic and market conditions, decreased interest rate might adversely affect out interest income and further impact our net income.

We have not used derivative financial instruments in our investment portfolio to hedge interest rate risks or otherwise. Interest-earning instruments carry a degree of interest rate risk. However, historically we have not been exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with the changes in interest rates.

Foreign Exchange Risk

Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB. Since July 2005 the RMB is no longer pegged solely to the U.S. dollar. Instead, it was reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China by 0.5% each day since May 21, 2007. If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2011 which was used in preparing our audited financial statements as of and for the year ended December 31, 2011, our net asset value, as presented in U.S. dollars, would have been reduced by US$2.6 and US$12.4 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$2.6 and US$13.7 million, respectively.

RMB appreciated against US dollar in 2007 and 2008 significantly and then the exchange rate between RMB and US dollar stabilized during the financial downturn in 2009 and the first half of 2010 before RMB further appreciated against US dollar from the second half of 2010 through the end of 2011.  Meanwhile, the exchange rate between New Taiwan dollar and US dollar fluctuated significantly in the second half of 2008 and 2009, when we held around US$20 million in New Taiwan dollar after withdrawing from an investment in Taiwan.  We have experienced foreign exchange gains of US$0.7 million and loss of US$2.3 million in 2009 and 2010, respectively, and an exchange gain of US$4.1 million in 2011. In addition, we have recognized foreign currency translation adjustments of approximately US$ 0.5, US$ 4.4 and US$8.2 million in 2009, 2010 and 2011, respectively.

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

The following additional charges shall be incurred by the holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

(i) to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement,

(ii) to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of US$1.50 per ADR or ADRs for certain transfers made,

(iii) a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were our ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to holders entitled thereto,

(iv) to the extent not prohibited by the rules of the primary stock exchange upon which the ADSs are listed, a fee of US$0.02 per ADS (or portion thereof) per year for the services performed by the depositary in administering the depositary receipt program (which fee shall be assessed against holders as of the record date or dates set by the depositary not more than once each calendar year and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions), and

(v) such fees and expenses as are incurred by the depositary (including without limitation expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

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

Fees and Other Payments Made by the Depositary to Us

In 2011, we received from our depositary, JPMorgan Chase Bank, N.A., a reimbursement of approximately US$500,000 for our expenses incurred partially in 2010 and mainly in 2011 in connection with our ADR and investor relations programs, including legal fees, accounting and audit fees, expenses related to investor relations, ADS-related financial advertising and public relations, and other expenses related to our ongoing compliance with NASDAQ and SEC rules and regulations, itemized as follows:

Item	US$
Reimbursement for accounting and audit fees	260,935
Reimbursement for legal fees	106,706
Reimbursement for expenses related to investor relations	89,859
Reimbursement for ADS-related financial advertising and public relations	—
Reimbursement for other expenses	42,500
Total	500,000
Withholding income tax	(150,000)
Net reimbursement	350,000

Meanwhile we were charged by JPMorgan Chase Bank, N.A. in the amount of US$6,633 related to the maintenance of the ADR program, database subscription fees and other services.

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

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2011.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of December 31, 2011, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2011 is effective.

Changes in Internal Control Over Financial Reporting. During 2011, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm with a report to the shareholders and the Board of Directors of the Company included herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2010, and 2011.

	For the year ended December 31,
	2010		%	2011		%
	(thousands)			(thousands)
Audit Fees	US$	496	99.6%	US$	539	99.6%
Tax Fees		2	0.4%		2	0.4%
Audit Related Fees		Nil	-		Nil	-
All Other Fees		Nil	-		Nil	-
Total	US$	498	100.0%	US$	541	100.0%

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

All Other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2010 and 2011, respectively.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2007, our board of directors authorized a program to repurchase up to 8 million of our American Depositary Shares (ADSs) representing 48 million ordinary shares. We repurchased shares in the open market and through privately negotiated transactions. As of January 21, 2009, the initial 8 million ADS repurchase program was completed, and our board of directors approved an add-on share repurchase program pursuant to which we were authorized to repurchase up to 12 million additional ADSs through December 31, 2010. Our board of directors subsequently approved on August 13, 2010 to extend the authorization through December 31, 2012.

The following table sets forth our share repurchase activities as of March 31, 2012.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of ADSs that May Yet Be Purchased Under the Plans or Programs
2011
January	559,822	2.29	559,822	4,498,671
February	331,187	2.40	331,187	4,167,484
March	491,040	2.45	491,040	3,676,444
April	332,261	2.42	332,261	3,344,183
May	264,115	2.29	264,115	3,080,068
June	-	-	-	3,080,068
July	-	-	-	3,080,068
August	80,681	1.94	80,681	2,999,387
September	108,394	1.91	108,394	2,890,993
October	198,245	2.04	198,245	2,692,748
November	217,012	2.01	217,012	2,475,736
December	183,051	1.87	183,051	2,292,685
2012
January	151,030	1.87	151,030	2,141,655
February	167,369	1.77	167,369	1,974,286
March	259,816	1.71	259,816	1,714,470

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the NASDAQ Global Market, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

Generally, NASDAQ Marketplace Rule 5635(c) requires each issuer to obtain shareholders' approval of all equity compensation plans (including stock option plans) and material amendments to such plans. However, pursuant to NASDAQ Market Rule 5615(a)(3), we have elected to follow our home country's practices (in this case, being Cayman Islands’ practices) in lieu of the requirements of NASDAQ Marketplace Rule 5635(c). Our home country practices do not require us to obtain a shareholders' approval for amendments to our existing equity incentive plans.

On February 26, 2009, we offered to certain of our employees, consultants and non-employee directors the opportunity to amend their outstanding stock options to purchase our American Depositary Shares or ordinary shares that were granted on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable). Under this offer, outstanding options with an exercise price of US$3.30 per ADS were exchangeable for an equivalent number of options with an exercise price of US$1.40 per ADS. Under this offer, the first vesting date under the options was also extended from May 21, 2009, August 4, 2009, or January 21, 2010, as applicable, to May 21, 2010. On March 20, 2009, we completed our offer to amend, as a result of which options to purchase approximately 7,742,000 shares of our ADSs, or approximately 99.9% of all eligible options, were tendered for amendment. The terms of our offer to amend can be found in the Form CB filed with the Securities and Exchange Commission on February 26, 2009. Following our home country practice, we did not seek to obtain our shareholders’ approval for these amendments to option terms.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

(a) The following information attached hereto starting from page F-2 are hereby incorporated by reference:

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets as of December 31, 2010 and 2011	F - 5

Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011	F - 6

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2009, 2010 and 2011	F - 7

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011	F - 8

Notes to the Consolidated Financial Statements	F - 10

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011	F - 38

ITEM 19. EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 4.1 of Form S-8 (File No. 333-152490) filed with the Securities and Exchange Commission on July 24, 2008)

1.2	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 000-51604) filed with the Securities and Exchange Commission on May 20, 2010)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of Form F-1 (File No. 333-129208) filed with the Securities and Exchange Commission on October 24, 2005)

2.2	Form of Deposit Agreement among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) of Form F-6 (File No. 333-129375) filed with the Securities and Exchange Commission on November 2, 2005)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit (a)(2) of Form F-6 (File No. 333-152447) filed with the Securities and Exchange Commission on July 22, 2008)

4.1	Amended and Restated 2007 Equity Performance and Incentive Plan (incorporated by reference to Exhibit 4.1 of the Registrant’s annual report on Form 20-F for the year ended December 31, 2009 (File No. 000-51604) filed with the Securities and Exchange Commission on April 30, 2010)

4.2	English Summary of Auction Confirmation Letter Relating to Land Use Rights for land located in Zhangjiang, Shanghai, dated as of March 19, 2010, between Actions Technology (Shanghai) Co., Ltd. and Shanghai Real Property Transaction Center (incorporated by reference to Exhibit 4.2 of Form 20-F for the year ended December 31, 2009 (File No. 000-51604) filed with the Securities and Exchange Commission on April 30, 2010.)

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ I-Hung (Nigel) Liu
Name:	I-Hung (Nigel) Liu
Title:	Chief Financial Officer

Date: April 20, 2012

ACTIONS SEMICONDUCTOR CO., LTD.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

	CONTENTS	PAGE(S)

	Reports of Independent Registered Public Accounting Firm	F - 2

	Consolidated Balance Sheets as of December 31, 2010 and 2011	F - 5

Consolidated Statements of Operations for the years ended
	December 31, 2009, 2010 and 2011	F - 6

Consolidated Statements of Equity and Comprehensive Income
	for the years ended December 31, 2009, 2010 and 2011	F - 7

Consolidated Statements of Cash Flows for the years ended
	December 31, 2009, 2010 and 2011	F - 8

	Notes to the Consolidated Financial Statements	F - 10

Schedule 1 -	Actions Semiconductor Co., Ltd. - condensed financial information	F - 38
as of December 31, 2010 and 2011 and for the years ended
December 31, 2009, 2010 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and subsidiaries (the "Group") as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule included in Schedule 1 at item 18. These consolidated financial statements and the financial statement schedules are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Actions Semiconductor Co., Ltd. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 20, 2012, expressed an unqualified opinion on the Group's internal control over financial reporting.

Deloitte Touche Tohmatsu

Hong Kong

April 20, 2012

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. and subsidiaries (the "Group") as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

F - 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD. - continued

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2011 of the Group and our report dated April 20, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte Touche Tohmatsu

Hong Kong

April 20, 2012

F - 4

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$42,872	$33,207
Time deposits	34	-
Marketable securities ($14,296 and nil carried at fair value as of December 31, 2010 and 2011, respectively)	164,336	186,890
Trading securities	535	530
Accounts receivable, net of allowance for doubtful accounts of $621 and $621 as of December 31,2010 and 2011, respectively	1,844	2,794
Amount due from a related party	559	9
Amount due from an equity method investee	104	64
Inventories	4,832	7,477
Prepaid expenses and other current assets	3,242	1,675
Deferred tax assets	399	430
Total current assets	218,757	233,076
Investments in equity method investees	6,401	14,246
Other investments	2,764	17,334
Marketable securities	24,831	-
Rental deposits	40	49
Property, plant and equipment, net	24,604	32,939
Land use right	1,554	1,593
Acquired intangible assets, net	4,318	9,859
Deposit paid for acquisition of intangible assets	2,408	-
Deferred tax assets	88	27
Goodwill	468	-
TOTAL ASSETS	$286,233	$309,123
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,850	$4,374
Accrued expenses and other current liabilities	7,247	8,605
Short-term bank loans	-	12,000
Other liabilities	2,502	1,954
Income tax payable	140	238
Deferred tax liabilities	446	295
Total current liabilities	13,185	27,466
Other liabilities	83	458
Payable for acquisition of intangible assets	-	153
Deferred tax liabilities	2,286	2,840
Total liabilities	15,554	30,917
Commitments and contingencies (note 21)

Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 413,985,636 (2010: 427,705,308) shares issued and outstanding	$1	$1
Additional paid-in capital	24,252	20,600
Accumulated other comprehensive income	24,420	32,589
Retained earnings	222,032	225,037
Total Actions Semiconductor Co. Ltd. shareholders' equity	270,705	278,227
Non-controlling interest	(26)	(21)
Total equity	270,679	278,206
TOTAL LIABILITIES AND EQUITY	$286,233	$309,123

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2009	2010	2011
Revenues:
Third-parties:
System-on-a chip products	31,482	29,939	41,385
Semiconductor product testing services	203	151	317
	31,685	30,090	41,702
Related-parties:
System-on-a chip products	12,455	7,495	5,783
Total revenues	44,140	37,585	47,485

Cost of revenue:
Third-parties:
System-on-a chip products	(21,322)	(18,521)	(25,454)
Semiconductor product testing services	(117)	(81)	(176)
	(21,439)	(18,602)	(25,630)
Related parties:
System-on-a-chip products	(8,771)	(4,325)	(3,367)
Total cost of revenues	(30,210)	(22,927)	(28,997)
Gross profit	13,930	14,658	18,488
Other operating income	918	966	1,523
Gain on deemed disposal of a subsidiary	1,736	-	-
Operating expenses:
Research and development	(19,295)	(17,325)	(22,086)
General and administrative	(8,812)	(8,125)	(8,786)
Selling and marketing	(1,115)	(1,208)	(1,195)
Impairment on goodwill and intangible assets	-	-	(888)
Total operating expenses	(29,222)	(26,658)	(32,955)
Loss from operations	(12,638)	(11,034)	(12,944)
Other (loss) income	(654)	2,348	4,066
Dividend income from an other investment	440	-	889
Investment income from an other investment	-	-	268
Fair value change in trading securities	40	(2)	4
Gain on disposal of an other investment	-	137	195
Interest income	10,977	9,608	12,668
Interest expense	(57)	-	(144)
Other-than-temporary impairment loss on investments	(7,407)	-	-
(Loss) income before income taxes, equity in net loss of equity method investees and non-controlling interest	(9,299)	1,057	5,002
Income tax expense	(537)	(422)	(879)
Equity in net loss of equity method investees	(826)	(781)	(1,113)
Remeasurement gain on equity interest on acquisition of a subsidiary	-	494	-
Net (loss) income	(10,662)	348	3,010
Add: Net loss (income) attributable to non-controlling interest	264	36	(5)
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	$(10,398)	$384	$3,005
Net (loss) income per share: Basic
Net (loss) income attributable to Actions Semiconductor Co., Ltd. shareholders	$(0.023)	$0.001	$0.007
Net (loss) income per share: Diluted
Net (loss) income attributable to Actions Semiconductor Co., Ltd. shareholders	$(0.023)	$0.001	$0.007
Weighted-average shares outstanding used in computation:

Basic	460,812,477	438,401,072	418,499,545

Diluted	460,812,477	454,568,850	433,983,105

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data)

									Comprehensive income (loss)
	Attributable to the shareholders of the Actions Semiconductor Co., Ltd.								Attributable to
				Accumulated					the shareholders of	Attributable to
	Ordinary shares		Additional	other			Non		Actions	non-
	Number	Amount	paid-in capital	comprehensive income	Retained earnings	Total	controlling interest	Total	Semiconductor Co., Ltd	controlling interest	Total

Balance at January 1, 2009	485,501,874	$1	$36,606	$20,483	$232,046	$289,136	$35	$289,171
Repurchase of ordinary shares	(34,938,198)	-	(10,130)	-	-	(10,130)	-	(10,130)
Share-based compensation	-	-	4,006	-	-	4,006	-	4,006
Foreign currency translation adjustments	-	-	-	(509)	-	(509)	-	(509)	(509)	-	(509)
Change in Company's ownership interest in subsidiary	-	-	941	-	-	941	229	1,170
Unrealized loss on other investments	-	-	-	265	-	265	-	265	265	-	265
Net loss	-	-	-	-	(10,398)	(10,398)	(264)	(10,662)	(10,662)	264	(10,398)
Balance at December 31, 2009	450,563,676	$1	$31,423	$20,239	$221,648	$273,311	$-	$273,311	$(10,906)	$264	$(10,642)
Repurchase of ordinary shares	(24,212,718)	-	(9,019)	-	-	(9,019)	-	(9,019)
Share-based compensation	-	-	1,532	-	-	1,532	-	1,532
Exercise of share-based awards	1,354,350	-	316	-	-	316	-	316
Foreign currency translation adjustments	-	-	-	4,350	-	4,350	-	4,350	4,350	-	4,350
Acquisition of a subsidiary	-	-	-	-	-	-	10	10
Unrealized loss on other investments	-	-	-	(169)	-	(169)	-	(169)	(169)	-	(169)
Net Income (loss)	-	-	-	-	384	384	(36)	348	348	36	384
Balance at December 31, 2010	427,705,308	$1	$24,252	$24,420	$222,032	$270,705	$(26)	$270,679	$4,529	$36	$4,565
Repurchase of ordinary shares	(16,594,848)	-	(6,251)	-	-	(6,251)	-	(6,251)
Share-based compensation	-	-	1,928	-	-	1,928	-	1,928
Exercise of share-based awards	2,875,176	-	671	-	-	671	-	671
Foreign currency translation adjustments	-	-	-	8,169	-	8,169	-	8,169	8,169	-	8,169
Net Income	-	-	-	-	3,005	3,005	5	3,010	3,010	(5)	3,005
Balance at December 31, 2011	413,985,636	$1	$20,600	$32,589	$225,037	$278,227	$(21)	$278,206	$11,179	$(5)	$11,174

The accompanying notes are an integral part of these consolidated financial statements.

F - 7

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2009	2010	2011
Operating activities:
Net (loss) income	$(10,662)	$348	$3,010
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,073	1,929	2,109
Allowance for doubtful accounts receivable	(56)	(101)	-
Amortization of land use right	34	33	36
Amortization of acquired intangible assets	2,833	1,901	1,803
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China (the "PRC")	(226)	(225)	(995)
Write down of inventories	294	378	232
(Gain) loss on disposal of property, plant and equipment	(5)	42	28
Loss on disposal of intangible assets	-	-	4
Impairment loss recognized in respect of goodwill	-	-	468
Impairment loss recognised in respect of intangible assets	-	-	420
Remeasurement gain on equity interest on acquisition of a subsidiary	-	(494)	-
Fair value change in trading securities	(40)	2	(4)
Investment income from other investment	-	-	(268)
Gain on disposal of other investments	-	(137)	(195)
Share-based compensation	4,006	1,532	1,928
Deferred tax	484	422	428
Share of net loss of equity method investees	826	781	1,113
Gain on deemed disposal of a subsidiary	(1,736)	-	-
Other-than-temporary impairment loss on investments	7,407	-	-
Changes in operating assets and liabilities:
Proceeds from disposal of trading securities	30,649	5	-
Purchase of trading securities	(11,310)	(470)	-
Accounts receivable	(1,305)	150	(947)
Amounts due from a related party	967	(39)	550
Notes receivable	74	-	-
Inventories	3,152	222	(2,632)
Prepaid expenses and other current assets	(526)	(1,326)	1,736
Amount due from an equity method investee	(492)	410	47
Accounts payable	(301)	(32)	1,310
Accrued expenses and other current liabilities	1,597	(1,680)	(3,002)
Income tax payable	(93)	14	94
Deposit paid for acquisition of land use right	-	(901)	-
Rental deposit paid	(7)	(1)	(8)
Net cash provided by operating activities	27,637	2,763	7,265
Investing activities:
Investment in equity method investees	(1,500)	(5,606)	(9,676)
Investment income from an other investment	-	-	268
Proceeds from the disposal of other investments	44	1,251	195
Purchase of another investment	-	-	(13,727)
Proceeds from disposal of property, plant and equipment	30	21	34
Increase in deposit paid for acquisition of property, plant and equipment	(1,733)	-	-
Proceeds from redemption of marketable securities	91,066	77,657	278,568
Purchase of marketable securities	(53,833)	(100,498)	(272,240)
Purchase of property, plant and equipment	(6,613)	(8,851)	(7,472)
Purchase of intangible assets	(3,074)	(1,762)	(2,642)
Deposit paid for acquisition of intangible assets	-	(2,408)	-
Decrease in restricted cash	440	-	-
Decrease in time deposits	7	28	34
Disposal of a subsidiary, net of cash equivalent disposed	(2,707)	(10,110)	-
Acquisition of a subsidiary, net of cash and cash equivalent acquired	-	(937)	-
Net cash provided by (used in) investing activities	22,127	(51,215)	(26,658)

F - 8

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued
(In thousands of U.S. dollars)

	Year ended December 31,
	2009	2010	2011
Financing activities:
Receipt of amount due from a former subsidiary	-	11,020	-
Raise of short-term bank loans	-	-	12,000
Repayment of short-term bank loans	(2)	-	-
Advance subsidy from local authorities of Zhuhai, the PRC	750	302	711
Repurchase of ordinary shares	(10,130)	(9,019)	(6,251)
Proceeds from exercise of stock options	-	316	671
Proceeds on issue of shares of subsidiary	1,885	-	-
Net cash (used in) provided by financing activities	(7,497)	2,619	7,131
Net increase (decrease) in cash and cash equivalents	42,267	(45,833)	(12,262)

Cash and cash equivalents at the beginning of the year	45,435	87,706	42,872

Effect of exchange rate changes on cash	4	999	2,597
Cash and cash equivalents at the end of the year	$87,706	$42,872	$33,207
Supplemental cash flow information:

Cash paid during the period for:
Interest	$(57)	$-	$(144)
Income taxes	$(144)	$(180)	$(207)
Non-cash investing activities
Purchases of intangible assets	$(161)	$(536)	$2,353

Purchases of property, plant and equipment	$(928)	$(2,305)	$(1,702)

Transfer of an investment in equity method investee to other investment	$-	$-	$804

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011

(In thousands of U.S. dollars, except share and per share data, share related data and unless otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd ("Actions Semiconductor Cayman Islands" or "the Company") is a holding company incorporated in the Cayman Islands on July 27, 2005.

At December 31, 2011, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Mauritius")	Republic of Mauritius ("Mauritius") November 16, 2001	100%	Investment holding

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Zhuhai")	PRC December 28, 2001	100%	Design and manufacture of system-on-a-chip products

Shanghai Actions Semiconductor Co., Ltd. ("Actions Semiconductor Shanghai ")	PRC March 27, 2008	100%	Design and manufacture of system-on-a-chip products

Actions Technology (HK) Company Limited ("Actions Hong Kong")	Hong Kong January 13, 1999	100%	Trading of system-on-a-chip products

Actions Microelectronics Co., Ltd.	Hong Kong August 17, 2007	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics (HK) Co., Limited	Hong Kong January 16, 2006	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics Co., Ltd. ("Artek Microelectronics Shenzhen")	PRC March 14, 2006	100%	Design and manufacture of system-on-a-chip products

Actions Capital Investment Inc.	The BVI February 10, 2006	100%	Investment holding

Actions Capital Investment (Malaysia) Inc. Co., Ltd. ("Actions Malaysia ")	Republic of Malaysia January 13, 2009	100%	Inactive

Mavrix Technology, Inc. (“Mavrix”)	Cayman Islands June 20, 2006	93.4%	Investment holding

Mavrix Technology (H.K.) Co., Limited (“Mavrix HK”)	Hong Kong August 17, 2007	93.4%	Manufacturing and trading of system-on-a-chip products

Shanghai Mavrix Electronics, Ltd. (“Mavrix Shanghai”)	PRC October 23, 2006	93.4%	Design and manufacture of system-on-a-chip products

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

F - 10

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. The result of a subsidiary acquired has been consolidated from the date of acquisition.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates. The significant accounting estimates, which have had an impact on the consolidated financial statements, include allowances for doubtful receivables, write down of slow moving and obsolete inventories, deferred tax valuation allowance, useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets and definite-lived intangible assets, impairment of goodwill, provision for litigation claims and valuation of shared-based compensation expenses.

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

F - 11

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Marketable securities

Marketable securities are liquid investments purchased by the Group from banks or independent financial institutions in the PRC.  Those investments mainly include money market deposits and trust financial products with market based interest rates that have maturities anywhere between three to twenty-four months when purchased.

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

As of December 31, 2010, the Group has elected the fair value option for one of its investment in a trust financial product. The Group determined that the fair value of this investment to be $14,296 .Such investment in a trust financial product has been matured during 2011. As of December 31, 2011, the Group has not elected the fair value option for any other marketable securities.

Trading securities

The Group's trading securities comprised investments in publicly traded mutual funds in Taiwan.  The investments are reported at fair value and its unrealized gains and losses are included in earnings.   Unrealized (loss) gain of $40, $(2) and $4 had been recognized for the year ended December 31, 2009, 2010 and 2011, respectively.

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

F - 12

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

Other investments

Other investments comprise investments in equity securities. Equity securities that do not have readily determinable market values are carried at cost. Fair values of equity securities carried at cost are estimated if there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments.

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

Depreciation rates computed using the straight-line method are as follows:

Buildings	30 years
Leasehold improvements	Shorter of lease term or 3 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Plant and machinery	3 to 5 years

All land in the PRC is owned by the government.  According to PRC law, the government may sell the right to use of the land for a specified period of time.  Thus, all of the Group's land, which were all purchased in the PRC, are considered to be prepaid leasehold land and classified as land use right.  These are expensed on a straight-line basis over the respective term of the right to use the land.  Expense for years ended December 31, 2009, 2010 and 2011 were $34, $33 and $36 respectively.

F - 13

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Acquired intangible assets – definite live, net

Acquired intangible assets - definite live comprising purchased software and technology licenses.  Purchased software and technology licenses are amortized on a straight-line basis over their expected useful economic lives, both ranged from one to ten years.

Goodwill

The Group records goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. Goodwill is not amortized, but tested for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The Group primarily utilizes a discounted cash flow methodology to calculate the fair value of its reporting units.

Impairment testing for goodwill is done at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (also known as a component).

In-process research and development ("IPR&D")

IPR&D is recognised separately from goodwill at fair value of acquisition date, IPR&D is not subjected to amortization until research and development efforts are completed and assets are ready for their intended use. IPR&D is tested for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of the IPR&D may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the IPR&D to the estimated discounted cash flow expected. If the sum of the expected discounted cash flow is less than the carrying amount of the IPR&D, the Group would recognize impairment loss by which the carrying value of the IPR&D exceeds their recoverable amount. The recoverable amount is based on fair value of the IPR&D.

Impairment of long-lived assets

The Group reviews for impairment or obsolescence annually, long-lived assets including property, plant and equipment and acquired intangible assets - definite live are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss by which the carrying value of the assets exceeds their recoverable amount. The recoverable amount is based on the fair value of the assets.

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC governments in Zhuhai by Actions Semiconductor Zhuhai. Advance subsidies are recognized as other income when received and when all the conditions for their receipt have been met. Advance subsidies recognized as income were $226, $225 and $995 for the years ended December 31, 2009, 2010 and 2011, respectively.

Advance subsidies received from the government have been recorded in other liabilities. The advance subsidies are repayable unless the conditions attached to the grant use satisfied, the respective subsidies will be recognized as other income (see note 11 for additional details).

F - 14

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition

The Group's revenues are primarily derived from sale of SoC products and their total system solutions. The Group recognizes revenue based on firm customer orders with fixed terms and conditions, including price net of discount and commission, if any. The Group recognizes revenue when delivery has occurred and collectability is determined to be reasonably assured. All of the Group's product sales have destination shipping terms and no rights of return, the Group determined that delivery has occurred when the goods are delivered to the customers and the Group receives acknowledgment of receipts, which occur simultaneously. The Group further determined that collectability is reasonably assured by performing an assessment of credibility of its customers based on their operating results and past payment records. The Group only sells products to customers that are determined to have the ability to make payments and have not had material collectability defaults in the past. The Group also provides semiconductor product testing, and revenue is recognized when the services are rendered. The Group does not provide its customers with any price protection and only provides the right of return for defective goods in connection with its warranty policy. The costs of the Group's warranty policy to-date are insignificant.

Purchase of ordinary shares

The Group's stock is acquired for purposes other than retirement, the cost of acquired stock is shown separately as a deduction from the total of capital stock, capital surplus, and retained earnings. For the years ended December 31, 2009, 2010 and 2011, 34,938,198, 24,212,718 and 16,594,848 number of ordinary shares were repurchased by the Company respectively.

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

Advertising costs

Advertising costs are expensed as incurred and are included in general and administrative expense, and selling and marketing expenses. Total advertising expenses were approximately $98, $199 and $173 for the years ended December 31, 2009, 2010 and 2011 respectively.

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

F - 15

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Fair value of financial instruments

Fair values of cash and cash equivalents, time deposits, marketable securities, trading securities, accounts receivable, net, amount due from a related party, amounts due from equity method investees, accounts payable, accrued expenses and other current liabilities and short-term bank loans approximate their carrying amounts due to their short-term maturities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, marketable securities, trading securities, accounts receivable, net amount due from a related party, and amount due from an equity method investee.  The Group places its cash and cash equivalents, time deposits, marketable securities and trading securities with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers.  The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.  For the years ended December 31, 2009, 2010 and 2011, allowance for doubtful accounts of $56, $101 and nil was recorded by the Group respectively.

Movements in allowances for doubtful accounts receivable are as follows:

Year ended	Beginning	Credit	Closing
December 31	balance	to expense	balance

2010	$722	$(101)	$621

2011	$621	$-	$621

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

F - 16

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Share-based compensation

The Group issued stock options under its share incentive plan during the years ended December 31, 2009, 2010 and 2011 and restricted stock units during the year ended December 31, 2011.

The Group measures the cost of employee services received in exchange for share-based compensation at the grant date fair value of the award. The Group recognizes the compensation costs on a straight-line over the vesting period. Share-based compensation cost with a graded vesting schedule is recognized on a straight-line basis over the requisite service period of the entire award. Forfeitures are estimated at the time of grant with such estimate updated periodically and with actual forfeitures recognised currently to the extent they differ from the estimate.

For any awards that are modified during a relevant period, the Group calculates the incremental fair value of the award resulting from the modification, at the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified and it is further amortized over the remaining vesting period of the award.

For the year ended December 31, 2009, the compensation cost of nil, $2,475, $1,335 and $196 have been included as cost of revenue, research and development expenses, general and administrative expenses, and selling and marketing expenses, respectively.

For the year ended December 31, 2010, the compensation cost of $2, $1,067, $404 and $59 have been included as cost of revenue, research and development expenses, general and administrative expenses and selling and marketing expenses, respectively.

For the year ended December 31, 2011, the compensation cost of $18, $1,449, $393 and $68 have been included as cost of revenue, research and development expenses, general and administrative expenses and selling and marketing expenses, respectively.

Recently issued accounting pronouncements

In May 2011, Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, ("ASU 2011-04"). ASU 2011-04 amends ASC 820, Fair Value Measurements, ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company's fiscal year beginning January 1, 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company's consolidated financial statements, but may require certain additional disclosures.

In September 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, ("ASU 2011-05"), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income ("OCI") by eliminating the option to present components of OCI as part of the statement of changes in stockholders' equity. The amendments in this standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this standard do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU 2011-05 are effective for our interim and annual periods beginning January 1, 2012 and are to be applied retrospectively. However, in December 2011 this ASU was amended by ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”), which defers the requirement to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. The amendments in these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The adoption of the provisions of ASU 2011-05 and ASU 2011-12 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

F - 17

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recently issued accounting pronouncements – continued

3.	INVENTORIES

Inventories consisted of the following:

	At December 31,
	2010	2011

Raw materials	$1,984	$4,211
Work in progress	909	811
Finished goods	1,939	2,455
	$4,832	$7,477

Slow moving inventories amounting to $294, $378, and $232 were written down for the year ended December 31, 2009, 2010 and 2011, respectively.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2010	2011

Prepaid expenses	$401	$555
Value added tax refundable	1,448	881
Interest receivables	1,038	86
Dividend receivable	150	-
Others	205	153
	$3,242	$1,675

F - 18

5.	INVESTMENT IN EQUITY METHOD INVESTEES

Actions Microelectronics Co., Ltd (Beijing) ("Beijing Actions")

Beijing Actions is a private company which design and manufactures SoC products for portable media players and digital photoframe.

Prior to 2009, Beijing Actions was a former 80% owned subsidiary of the Group.

As a result of a capital injection of which the Group did not participate in, the Group ceased control over Beijing Actions but retained with significant influence at 35% interest in 2009. As of December 31, 2010, the Group continues to hold 35% ownership interest in Beijing Actions.

In February 2011, Beijing Actions increased its injected capital by $2,600 of which the Group further invested such amount in full. Upon the completion of this capital injection, the Group's ownership interest in Beijing Actions is increased from 35% to 45.8% and continues its significant influence in Beijing Actions as of December 31, 2011

Grand Choice Investment Limited (“ Grand Choice”)

Grand Choice is a private company established in February 2010 which designs and manufactures software and hardware for electronic books.

Upon establishment, the Group purchased 20% of interest for $600. The Group exercises significant influence but does not control Grand Choice, which is accounted for under the equity method of accounting.

In December 2010, the Group invested a further $600 to maintain its 20% interest due to a capital contribution by all shareholders.

In March and April 2011, Grand Choice further increased its capital to $7,986 and $10,000, respectively, of which the Group did not participate in this capital injection, resulting in dilution of the Group's ownership interest to 15% and 12%, respectively and ceased significant influence over Grand Choice. Accordingly, the carrying value of Grand Choice of $804 is transferred to other investments and Grand Choice is accounted for under the cost method of accounting as of December 31, 2011.

Nann Capital Corporation ("Nann Capital")

Nann Capital is a private investment holding company.  Its wholly owned subsidiaries include Actions Enterprise (HK) Co., Ltd and Actions Technology (Shanghai) Co., Ltd. Both are disposed by the Group in July 2010.

Subsequent to the disposal, the Group purchased 40% of equity interest in Nann Capital for $4,406 in 2010. The Group exercise significant influence but did not control Nann Capital and the investment in Nann Capital is accounted for under the equity method of accounting.

In May 2011, the Group further invested $7,076 to maintain its 40% interest due to a capital contribution by all shareholders.

F - 19

5.	INVESTMENT IN EQUITY METHOD INVESTEES – continued

The summarized financial information of equity method investees is illustrated as below:

	2010	2011
Balance sheets
Current assets	$11,075	$24,173
Non-current assets	12,519	13,093
Current liabilities	1,499	433
Non-current liabilities	28	30

	2009	2010	2011
Results of operations
Revenues	$3,582	$6,255	$4,823
Gross profit	985	2,134	2,342
Loss from operations	(4,430)	(2,666)	(3,816)
Net loss	$(4,291)	$(2,293)	$(2,782)

6.	OTHER INVESTMENTS

	At December 31,
	2010	2011
Unlisted securities at cost	$6,774	$21,344
Less: other-than-temporary impairment losses recognized (note 17)	(4,010)	(4,010)
	$2,764	$17,334

Prior to 2010, the Group invested in certain equity securities listed in Taiwan and intended to hold such listed available-for-sale securities for long term and the investment was reported at fair value.

In March 2010, the Group disposed of all of its listed available-for-sale securities.  Accordingly, the unrealized gains accumulated in a separate component of shareholder's equity are reversed into earnings. A gain on disposal of $137 has been recognized in the consolidated statement of operations for the year ended December 31, 2010.

In June 2011, the Group disposed one of its other investments held by Mavrix, whose investment cost has already been written down to nil before acquisition of Mavrix in August 2010 (note 13). Accordingly, its sales proceeds of $195 is fully recognised as a gain on disposal in the consolidated statement of operations for the year ended December 31, 2011.

The unlisted investments represent investments in unlisted equity securities issued by private entities.

F - 20

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

The following table summarizes the Group's assets and liabilities measured at fair value on a recurring basis:

Fair value measurements at December 31, 2011

	Quoted Prices in Active Markets (Level l)	Significant Other Observable Inputs (Level 2)	Total
Trading securities:
Publicly traded mutual funds in Taiwan	$530	$-	$530

Fair value measurements at December 31, 2010

	Quoted Prices in Active Markets (Level l)	Significant Other Observable Inputs (Level 2)	Total
Trading securities:
Publicly traded mutual funds in Taiwan	$535	$-	$535
Marketable securities	-	14,296	14,296
	$535	$14,296	$14,831

Marketable securities represent a trust financial product with an independent financial institution in the PRC.

F - 21

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2010	2011

Buildings	$48	$29,870
Leasehold improvements	504	793
Furniture, fixtures and equipment	3,135	3,870
Motor vehicles	620	655
Plant and machinery	8,750	9,995
Total	13,057	45,183
Less: Accumulated depreciation	(9,329)	(12,244)
Construction in progress	20,876	-
Property, plant and equipment, net	$24,604	$32,939

The Group has recorded depreciation expense of $2,073, $1,929 and $2,109 for the years ended December 31, 2009, 2010 and 2011, respectively.

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	At December 31,
	2010	2011
Cost:
Purchased software	$4,806	$5,654
Technology licenses	5,141	12,261
	9,947	17,915
Accumulated amortization:
Purchased software	(3,218)	(4,232)
Technology licenses	(2,831)	(3,824)
	(6,049)	(8,056)
IPR&D not subject to amortization	420	420
Less: Impairment loss in respect of IPR&D recognized	-	(420)
Acquired intangible assets, net	$4,318	$9,859

The intangible assets of the Group mainly consist of purchased software which is used to support the business administration and the electronic design automation, and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $2,833, $1,901, and $1,803 for the years ended December 31, 2009, 2010 and 2011, respectively.  Intangible asset amortization expense is estimated to be $2,886, $2,026, $1,105, $923 and $660 for the 2012, 2013, 2014, 2015 and 2016 fiscal years, respectively.

 In 2011, the Group compared the IPR&D's carrying value to its respective fair value. The Group estimated the fair value of the IPR&D by the income approach. Significant assumptions inherent in the valuation methodologies for IPR&D are employed and include, but are not limited to, prospective financial information and discount rates. Based on this quantitative test, the Group determined that the fair value of the IPR&D tested in 2011 was lower than its carrying amount because the management decided to cease the entire research and development project of the application for Android, which is the primarily line of business of Mavrix reporting unit, due to of technological failure. Accordingly, the Group recognized an impairment loss of $ 420 on the IPR&D.

F - 22

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2010	2011
Accrued wages and bonuses	$2,518	$2,734
Accrued legal and professional fees	260	363
Payables for construction in progress	2,305	1,702
Payables for acquisition of intangible assets	536	2,353
Royalty fees payable	359	389
Accrued consulting fees	375	250
Accrued commission expenses	7	4
Share repurchase fee payable	143	41
Payable for insurance premium	100	-
Others	644	769
	$7,247	$8,605

11.	OTHER LIABILITIES

The local authorities in Zhuhai, PRC, operate certain government subsidy programs which are intended to encourage companies to invest in the high technology industry in Zhuhai.

For the year ended December 31, 2010, Actions Semiconductor Zhuhai were granted $302 advance subsidies, the total liabilities amounted to $2,585, in which $2,502 was repayable within one year, subject to the acknowledgement by the local authorities that all conditions attached to the grant are satisfied, and $83 are repayable after 2011 and therefore are recorded in non-current liabilities.

For the year ended December 31, 2011, Actions Semiconductor Zhuhai were further granted $711 advance subsidies, the total liabilities amounted to $2,412, in which $1,954 was repayable within one year, subject to the acknowledgement by the local authorities that all conditions attached to the grant are satisfied, and $458 are repayable after 2011 and therefore are recorded in non-current liabilities.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai based on the Group's borrowing interest rate from independent financial institution was approximately $2,447 and $2,252 at December 31, 2010 and 2011, respectively.

12	SHORT-TERM BANK LOANS

Balance comprised unsecured bank loans with two different banks located in Taiwan and Hong Kong, respectively.

Loan from a bank in Taiwan

The Group has entered into loan facility agreement with a bank in Taiwan during August 2010 and is available for the Group to draw on within a year. In January 2011, the Group has drawn down the full amount of loan of $6,000. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.2% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement and adjusted to 1.1% higher than LIBOR in April 2011. Effective interest rate was 1.56% per annum as at December 31, 2011. The loan is repayable on June 29, 2012.

Loan from a bank in Hong Kong

The Group has entered into loan facility agreement with a bank in Hong Kong during May 2011 and is available for the Group to draw on within a year. In May 2011, the Group has drawn down the full amount of loan of $6,000 in two tranches of $3,000 in each tranche. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.1% higher than the LIBOR at the dated of inception of loan facility agreement and adjusted to 1.9% higher than the LIBOR in November 2011. Effective interest rate was 2.29% per annum as at December 31, 2011. The first tranche and second tranche of the loan is repayable on February 14, 2012 and February 20, 2012, respectively.

There were no restrictive financial covenants associated with these loans.

13	ACQUISITION OF A SUBSIDIARY

In 2010, Mavrix, a former equity investee of the Group, started to change its primary line of business from designing and selling fabless semiconductors for portable media players to develop the application for Android, a platform widely used in smart phones. The Group considered this change in Mavrix's business as a potential opportunity.

In July 2010, the Group offered a tender to other shareholders of Mavrix to acquire the 73.27% equity interest in Mavrix. A majority of shareholders of Mavrix accepted the offer and the transaction was completed in August 2010. As a result, the Group's ownership interest in Mavrix increased from 19.67% to 92.94% and control was obtained. The total consideration paid for the purchase was $1,170. This transaction was considered as an acquisition of business achieved in stages and accordingly the purchase method of accounting has been applied. The previously held equity interest has been remeasured with fair value of $494 with reference to the offering price of the shares in the tender offer, and recognized as "Remeasurement gain on equity interest on acquisition of a subsidiary" in the consolidated income statement. The acquired net assets were recorded at their fair value at the date of acquisition.

The fair value of the noncontrolling interest in Mavrix, a private entity, was estimated by applying the income approach and the market approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumptions include a discount rate of 21.25%, a terminal value based on long-term sustainable growth rates of 3%, and adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in Mavrix.

In November 2010, the Group further acquired 0.46% interest in Mavrix. As a result, the Group's ownership interest in Mavrix was increased from 92.94% to 93.4% as of December 31, 2010.

The goodwill of $468 arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Group and Mavrix. All of the goodwill was assigned to the Mavrix reporting unit. None of the goodwill recognized is expected to be deductible for income tax purpose.

F - 23

13	ACQUISITION OF A SUBSIDIARY - continued

The purchase price was allocated as follows:

As of acquisition date
Intangible assets:
License	$142
In-process research and development (note)	420
Goodwill	468
Net tangible assets acquired	644
Remeasurement gain on equity interest	(494)
Noncontrolling interest	(10)
Total purchase consideration	$1,170
Less: cash and cash equivalent acquired	(233)
Net cash inflow arising on acquisition	$937

Note:	In-process research and development ("IPR&D") represents the value assigned to acquired research and development project in relation to the Android platform that, as of the date of the acquisition, had not established technological feasibility and had no alternative future use. The IPR&D outlined above is included in "Acquired intangible assets, net" (note 9) in the consolidated balance sheet.

Net sales and results of operations from Mavrix included in the Company's 2010 results (since acquisition date as of August 19, 2010) and 2011 results are as follows:

	August 19 – December 31, 2010	2011
Total revenue	$209	$376
Net (loss) income	$(527)	$32

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

	2009	2010
	(unaudited)	(unaudited)

Total revenue	$36,844	$38,156
Net loss attributable to Actions Semiconductor Co., Ltd.	$(9,138)	$(2,021)
Loss per share attributable to Actions Semiconductor Co., Ltd.	$(0.020)	$(0.005)

14.	GOODWILL

Balance as of January 1, 2010		$-
Goodwill acquired during the year (note 13)		468
Balance as of December 31, 2010 and January 1, 2011		$468

Represented by:
Gross goodwill	$468
Accumulated impairment losses	-
Impairment losses recognized		(468)
Balance as of December 31, 2011		$-

Represented by:
Gross goodwill	$468
Accumulated impairment losses	(468)

In 2011, for Mavrix reporting unit, the Group compared its carrying value, inclusive of assigned goodwill, to its respective fair value - step 1 of the twostep impairment test. The Group estimated the fair value of these reporting units by the income approach. Significant assumptions inherent in the valuation methodologies for goodwill are employed and include, but are not limited to, prospective financial information, terminal value, and discount rates. Based on this quantitative test, the Group determined that the fair value of Mavrix reporting unit tested in 2011 was lower than its carrying amount because the management decided to cease the entire research and development project of the application for Android, which is the primarily line of business of Mavrix reporting unit, due to of technological failure and, therefore, step 2 of the two-step goodwill impairment test was performed. Under step 2 of the two-step goodwill impairment test, the Group estimated the impairment loss of goodwill by comparing the implied fair value of the Mavrix reporting unit's goodwill to the carrying amount of the Mavrix reporting unit’s goodwill, which implied fair value of the Mavrix reporting unit’s goodwill was calculated in a manner similar to a purchase price allocation. Based on the two-step goodwill impairment test, the Group recognized an impairment loss of $ 468 on the goodwill of Mavrix reporting unit.

F - 24

15.	SHARE-BASED COMPENSATION

In May 2007, the Board of Directors approved a share incentive plan, in which the Group may grant either options to purchase the Company's ordinary shares or restricted stock units ("RSU"). A maximum of 8,000,000 stock options or RSU were granted to the directors of the Company and senior officers of the Group to subscribe to 48,000,000 shares of the Company. The share based awards granted under this plan have a requisite service period of four years. The Board of Directors also has the right to terminate any unvested share based awards.

The share based awards vest over four years and expire six years from grant date. For some of the employees, twenty-five percent of the share based awards vest on each of the four years following the grant date. For the other employees, fifteen, twenty, thirty and thirty five percent, respectively, will vest on each of the four years following the grant date.

On February 26, 2009, the Board of directors modified the share incentive plan to reduce the option exercise price from $3.30 to $1.40 and extended the first vesting period to May 21, 2010 for all granted options and as a result extended the vesting period to 5 years from grant date and contractual maturity to 7 years from grant date. The incremental increase in the fair value of the options as a result of the modification of approximately $2,614 is amortized over the remaining vesting period.

In May 2011, the Board of Directors approved and granted a further 1,400,000 stock options or RSU to the senior officers and key employees of the Company to subscribe to 8,400,000 shares of the Company under the share incentive plan.

In addition to options granted during the years ended December 31, 2009, 2010 and 2011, RSU were also granted to the senior officers and key employees of the Company since May 2011.

In July 2010, the Group revised its estimate of the number of options that are expect to ultimately vest. The number of stock options granted expected to vest has been reduced to reflect historical experience of forfeiture of 5% to 10% of options granted prior to completion of vesting period and accordingly the share-based compensation expense has been adjusted.

In July 2011, the Group further revised its estimate of the number of options that are expect to ultimately vest. The number of share-based awards granted expected to vest has been reduced to reflect historical experience of forfeiture of 10% to 15% of share-based awards granted prior to completion of vesting period and accordingly the share-based compensation expense has been adjusted.

The fair value of each share-based award is estimated at grant date during 2011 using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31	2011	2010

Risk-free interest rate (1)	0.11% - 2.66%	0.34% - 2.66%
Expected life (2)	2-5 years	2-5 years
Expected volatility (3)	42.04%-48.30%	44.12%-48.30%
Dividend yield (4)	Nil	Nil

(1)	Risk-free interest rate

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

(4)	Dividend yield

The dividend yield was expected to be nil based on the Company's historical dividend distribution record and its policy.

(5)	Share price

The fair value of the ordinary shares on the grant date was the closing price of the Company's stock at each grant date.

F - 25

15.	SHARE-BASED COMPENSATION – continued

Stock options

A summary of stock option activity is as follows:

		For the year ended
		December 31, 2011
		Weighted	Weight
		average	average
	Number	exercise price	fair value
	of options	per option	at grant date

Outstanding at December 31, 2009	7,598,000	$1.40	$1.68
Granted on February 3, 2010	989,000	$1.40	$1.27
Granted on May 13, 2010	139,000	$1.40	$1.08
Granted on August 3, 2010	73,500	$1.40	$1.01
Granted on November 2, 2010	44,500	$1.40	$0.94
Exercised	(225,725)	$1.40	$1.22
Forfeited	(1,655,600)	$1.40	$1.71
Outstanding at December 31, 2010	6,962,675	$1.40	$1.22
Granted on January 25, 2011	27,000	$1.40	$1.13
Granted on December 15, 2010 but effective on May 10, 2011 (note)	812,700	$1.40	$1.12
Granted on May 10, 2011	274,000	$1.40	$1.12
Granted on August 9, 2011	532,100	$1.40	$0.79
Granted on November 8, 2011	15,000	$1.40	$0.91
Exercised	(479,196)	$1.40	$1.22
Forfeited	(777,280)	$1.40	$1.22
Overdue	(10,750)	$1.40	$1.22
Outstanding at December 31, 2011	7,356,249	$1.40	$1.01

Note:	The stock options were approved by the shareholder and Board of Directors on May 10, 2011.

The following table summarizes information with respect to stock options outstanding at December 31, 2010 and 2011:

Options exercisable
	Options outstanding as of December 31, 2010				as of December 31, 2010
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	6,962,675	5 years	$1.40	$34,604	1,098,300	$1.40	$1,394

Options exercisable
	Options outstanding as of December 31, 2011				as of December 31, 2011
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	7,356,249	5 years	$1.40	$8,984	2,195,234	$1.40	$2,106

As at December 31, 2011, there was $1,210 of unrecognized compensation expense related to non-vested stock options as of are expected to be recognized over a weighted-average period of 2 years on a straight-line basis.

RSU

The faire value of each RSU is estimated based on the market price at grant date, RSU were first grant to the directors of the Company and senior management of the Group since May 2011. A summary of RSU activity is as follows:

	For the year ended
	December 31, 2011
		Weight
		average
	Number	fair value
	of options	at grant date

Outstanding at December 31, 2010	-	$-
Granted on December 15, 2010 but effective on May 10, 2011 (note)	183,000	$2.36
Granted on May 10, 2011	12,000	$2.36
Granted on August 9, 2011	48,000	$1.98
Forfeited	(9,000)	$2.36
Outstanding at December 31, 2011	234,000	$2.28

Note:	The RSU were approved by the shareholder and Board of Directors on May 10, 2011.

As at December 31, 2011, there was $164 of unrecognized compensation expenses related to non-vested RSU are expected to be recognized over a weighted-average period of 2.13 years on a straight-line basis.

As at December 31, 2011, 1,809,751 (2010: 1,373,325) options to purchase ordinary shares or RSU were available for future grant.

F - 26

16.	OTHER (LOSS)/INCOME

Other loss for 2009 mainly represented foreign exchange loss of $654, while other income for 2010 and 2011 mainly consisted of foreign exchange gain of $2,348 and $4,066 respectively.

17.	OTHER-THAN-TEMPORARY IMPAIRMENT

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

In 2009, the Group recorded other-than-temporary impairment losses related to two unlisted equity securities issued by two private entities ("Investees").  The management of the Group has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $1,010 and $3,000 have been recognized respectively and the investments in these unlisted equity securities are written down to approximately $1,740 and nil as of December 31, 2009.  The Group also assessed that there was a decline in value of the investment in a former equity method investee, Mavrix (note 13), which is determined to be other-than-temporary, thus, an impairment loss of approximately $3,397 has been recognized and the investment in Mavrix was written down to nil as at December 31, 2009.

No further other-than-temporary impairment loss was recognised as at December 31, 2010 and 2011.

F - 27

18.	INCOME TAXES

The components of income before income taxes, equity in net loss of equity method investees and noncontrolling interest are as follows:

	Year ended December 31,
	2009	2010	2011

Domestic	$(5,811)	$(3,593)	$(3,659)
Foreign	(3,488)	4,650	8,661
	$(9,299)	$1,057	$5,002

The Company is tax exempt in the Cayman Islands.

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, Actions Semiconductor Mauritius' and Artek Microelectronics (HK) Co., Limited's income are subject to taxation in Mauritius and HongKong, respectively; however, up to and as of December 31, 2011, both entities have not had any taxable profits.  Actions Semiconductor Shanghai, Actions Microelectronics Co., Ltd, Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation.  Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

Effective January 1, 2008, the new "Law of the People's Republic of China on Enterprise Income Tax" was implemented. The new law requires that:

1.	For all resident enterprises, domestic or foreign, the unified Enterprise Income Tax (“EIT”) rate is unified 25%.

2.	Enterprises that are categorized as the "High New Tech Enterprise" will have a reduced tax rate of 15%.

3.	From January 1, 2008 onwards, enterprises that enjoyed a preferential tax rate will need to adopt the new law over the next five years. Enterprises with a current preferential tax rate of 15% were subject to tax rates of 18% and 20% for the years ended December 31, 2008 and 2009 and will be subject to 22%, 24% and 25% for the years ending December 31, 2010, 2011 and 2012 respectively.

The new law allows the preferential tax treatment to be continued by enterprises up until the year when it expires.  For enterprises that have preferential tax treatment, all preferential tax treatments were required to be commenced in 2008.

F - 28

18.	INCOME TAXES - continued

Actions Semiconductor Zhuhai

On December 16, 2008, certificate of "Hi New Tech Enterprises" was granted to Actions Semiconductor Zhuhai, as a result, the applicable tax rate was 15% for the years ended December 31, 2008, 2009 and 2010, respectively, and 25% thereafter, unless the Group continues its status and receives certification as a "Hi New Tech Enterprises" by the end of 2011.

On August 23, 2011, Actions Semiconductor Zhunai successfully renewed its certificate of "Hi New Tech Enterprises" with effective from January 1, 2011. As a result, the applicable tax rate continues to be 15% for the year ended December 31, 2011 and the years ending December 31, 2012 and 2013, respectively, and 25% thereafter unless the Group continues its status and receives certification as a "Hi New Tech Enterprises" by end of 2014.

Artek Microelectronics Shenzhen

Artek Microelectronics Shenzhen was established in the Shenzhen Special Economic Zone ("Shenzhen Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Shenzhen Economic Zone. Therefore, it was subject to reduced foreign enterprise income tax ("FEIT") rate of 15% and is exempted from FEIT or EIT in the years, which were the first and second year Artek Microelectronics Shenzhen had profits after offsetting its prior years' tax losses. Artek Microelectronics Shenzhen started using the tax preferential treatment in 2007. As such, it was exempted from income tax in 2007 and 2008. From 2009 to 2011, the income tax rate was reduced by 50%, thus the income tax is 10%, 11%, 12% for the years ended December 31, 2009, 2010, and 2011, respectively. If Artek Microelectronics Shenzhen obtains the certificate of "Hi New Tech Enterprise" by the end of 2012, an income tax rate of 15% can be applied for the years ending 2012, 2013 and 2014. Otherwise, statutory income tax rate of 25% will apply starting 2012.

F - 29

18.	INCOME TAXES - continued

Tax residency

Uncertainties exist with respect to how China's current income tax law applies to our overall operations, and more specifically, with regard to tax residency status. China's Enterprise Income Tax Law ("EIT Law") became effective January 1, 2008 and includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Except Mavrix, whose place of effective management is in Shanghai, the Group determined that legal entities organized outside China should not be treated as China tax residents for EIT Law purposes as the places of effective management are outside China. If one or more of other legal entities organized outside China were characterized as China tax resident, then the additional tax cost might be insignificant.

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

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. The Company's tax provision includes $2,840 of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of the balance sheet date.

Actions Hong Kong and Artek Microelectronics (HK) Co., Limited are subjected to Hong Kong Profits Tax at a rate of 16.5% for the year ended December 31, 2009, 2010 and 2011respectively.

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2009	2010	2011

Current tax	$53	$3	$451
Deferred tax	484	419	428
	$537	$422	$879

F - 30

18.	INCOME TAXES – continued

Tax residency – continued

The Group's deferred tax assets and liabilities as at December 31, 2010 and 2011 are attributable to the following:

	At December 31,
	2010	2011
Expenditures deductible for tax purpose in future years
- Accrued legal and professional fees	$28	$31
- Accrued bonus	261	279
- Other	48	56
Tax losses	1,002	1,912
Depreciation and amortization	150	91
Total deferred tax assets	$1,489	$2,369
Valuation allowance	(1,002)	(1,912)
Deferred tax assets	487	457
Income taxable for tax purpose in future years
- Interest income	(446)	(295)
Deferred tax liability arising from withholding tax on undistributed profits	(2,286)	(2,840)
Total deferred tax liabilities	(2,732)	(3,135)
Deferred tax liabilities, net	$(2,245)	$(2,678)

The following is the analysis of deferred tax balances for reporting purposes:

	At December 31,
	2010	2011
Deferred tax assets
Current	$399	$430
Non-current	88	27
	$487	$457
Deferred tax liabilities
Current	$(446)	$(295)
Non-current	(2,286)	(2,840)
	(2,732)	(3,135)
Deferred tax liabilities, net	$(2,245)	$(2,678)

Movement of valuation allowance:

	Year ended December 31,
	2009	2010	2011

At the beginning of the year	$980	$660	$1,002
Change for the year	(320)	342	910
At the end of the year	$660	$1,002	$1,912

A valuation allowance has been provided for the tax loss of $6,234, $926 and $1,297 of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong respectively since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income. Tax loss of $197, $1,453, $2,409, $3,101 and $1,297 may carry forward till 2013, 2014, 2015, 2016 and indefinitely, respectively. As the management does not believe that it is more likely than not that all of the deferred tax asset attributable to the tax losses of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong will be realized, valuation allowance of $1,002 and $1,912 has been established as of December 31, 2010 and December 31, 2011, respectively for the related deferred tax asset of these subsidiaries

F - 31

18.	INCOME TAXES – continued

Tax residency – continued

The additional tax that would have been payable in the absence of the tax exemption and preferential income tax rate amounts to approximately  $99, $473, and $1,081 for the years ended December 31, 2009, 2010 and 2011, respectively. It represents a decrease in the basic and diluted earnings per ordinary share of $0.001, $0.001 and $0.002 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax expense; however, as of December 31, 2010 and 2011, there is no interest and penalties related to uncertain tax positions. The Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in next twelve months. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2009 to 2011 and years 2005 to 2011 may be subject to examination by the PRC and Hong Kong tax authorities, respectively.

A reconciliation between the provision for income tax computed by applicable PRC enterprise income tax rate to income before income taxes, equity in net loss of equity method investees and noncontrolling interest, and actual provision for income taxes is as follows:

	Year ended December 31,
	2009	2010	2011

PRC tax rate	25%	25%	25%
Tax (credit) provision at PRC enterprise income tax rate	$(2,325)	$264	$1,251
Expenses not deductible for tax purpose	2,825	260	717
Share-based compensation not deductible for tax purpose	601	1,532	420
Income not taxable for tax purposes	(178)	(981)	(706)
Net change in valuation allowance	(320)	342	910
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(99)	(473)	(1,081)
Effect of the different income tax rates in other jurisdictions	(323)	(145)	(34)
Effect of withholding tax on undistributed earnings	320	229	554
Effect of withholding tax on American Depository Shares ("ADS") reimbursement income	-	-	150
Utilization of tax loss previously not recognized	-	(341)	(1,053)
Overprovision in prior year	-	(264)	(236)
Others	36	(1)	(13)
Income tax expense	$537	$422	$879

F - 32

19.	NET (LOSS) INCOME PER SHARE

The calculations of basic and diluted earnings per share are computed as follows:

	For the years ended December 31,
	2009	2010	2011

Net (loss) income attributable to Actions Semiconductor Co., Ltd.	$(10,398)	$384	$3,005
Shares:
Weighted average shares outstanding used in computing basic net (loss) income per share	460,812,477	438,401,072	418,499,545
Effect of dilutive securities:
Weighted average shares from assumed exercise of share-based awards	-	16,167,778	15,483,560
Weighted average shares outstanding used in computing diluted net (loss) income per share	460,812,477	454,568,850	433,983,105
Net (loss) income per share, basic	$(0.023)	$0.001	$0.007
Net (loss) income per share, diluted	$(0.023)	$0.001	$0.007

The calculation of the diluted (loss) income per share for the year ended December 31, 2009 excluded options to purchase 7,598,000 shares because their effects were anti-dilutive. No options are excluded from calculation of diluted (loss) income for share in 2010 and 2011.

20.	SEGMENT AND GEOGRAPHIC INFORMATION

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

	Year ended December 31,
	2009	2010	2011
Revenue:
MMP SoC for portable media players	$43,937	$37,434	$47,168
Testing solutions	203	151	317
	$44,140	$37,585	$47,485
Gross profit:
MMP SoC for portable media players	$13,844	$14,588	$18,347
Testing solutions	86	70	141
	$13,930	$14,658	$18,488

Geographic information

The Group operates in PRC/Hong Kong and all of the Group's long-lived assets are located in PRC/Hong Kong and substantially all of our sales are made in PRC/Hong Kong.

F - 33

21.	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2009, 2010 and 2011 was $904, $648 and $455, respectively.

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2010 were $303 of which $264 and $39 are payable in the years ending December 31, 2011 and 2012, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2011 were $213 of which $193 and $20 are payable in the years ending December 31, 2012 and 2013, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2010 and 2011 was $4,866 and $164 respectively.

F - 34

21.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Royalty fee commitments

The Group has entered into three royalty agreements for the use of certain technology knowhow ("Technology Knowhow") used in the Group's products.

Technology Knowhow A

As of December 31, 2009, the agreement with Technology Knowhow A provider allows the Group to have unlimited use of Technology Knowhow A for a sum of $615. The royalty fee is based on the total number of units shipped by the Company. The agreement was effective until June 23, 2010.

In June 2010, the Group revised its agreement, which allows the Company to have unlimited use of Technology Knowhow A for a sum of $1,100. The royalty fee is based on the total number of units shipped by the Company. The June 2010 new agreement is effective for period from June 24, 2010 to June 23, 2011.

Technology Knowhow B

As of December 31, 2009, the agreement with Technology Knowhow B provider allows the Group to have unlimited use of Technology Knowhow B with minimum quarterly royalty fee commitment of $50. The agreement was effective until September 30, 2010.

In October 2010, the Group revised the agreement, which the terms and conditions are the same as the 2009 agreement. The October 2010 new agreement is effective for period from October 1, 2010 to September 30, 2011.

In April 1, 2011, the Group renewed its agreement, which the terms and conditions are the same as the 2010 agreement. The 2011 April new agreement replaced the 2010 agreement and is effective for period from April 1, 2011 to March 30, 2013.

Technology Knowhow C

In August 2011, the Group has entered into an agreement with Technology Knowhow C provider which allows the Group to have unlimited use of Technology Knowhow C with minimum quarterly royalty fee commitment of $94. The royalty fee is based on the total number of units shipped by the Company. The agreement is effective for period from September 8, 2011 to September 7, 2013.

The Group's total royalty expenses paid for the use of all Technology Knowhow for the years ended December 31, 2009, 2010 and 2011 amounted to $536, $360 and $715, respectively. Royalty commitment as of December 31, 2009 and 2010 were same as $150.

Royalty commitment as of December 31, 2011 was $813 of which $575 and $238 are payable in the years ending December 31, 2012 and 2013, respectively.

F - 35

21.	COMMITMENTS AND CONTINGENCIES - continued

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

On July 6, 2010, the United States Court of Appeals issued a memorandum which affirmed that the District Court for the Southern District of California has correctly discussed the case for lack of personal jurisdiction in California.

The Group has assessed the legal position and believed that the probability of re-opening the case is remote. Accordingly, no provision has been made in the consolidated financial statements as of December 31, 2010 and 2011.

22.	MAJOR CUSTOMERS

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group's net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2009	2010	2011

Customer A	N/A	N/A	14%
Customer B	28%	20%	12%
Customer C	N/A	10%	N/A
Customer D	12%	15%	10%
Customer E	N/A	20%	17%
	40%	65%	53%

	Accounts receivable
	At December 31,
	2010	2011

Customer A	N/A	N/A
Customer B	23%	N/A
Customer C	18%	16%
Customer D	24%	19%
Customer E	-%	11%
Customer F	10%	N/A
Customer G	N/A	21%
	75%	67%

F - 36

23.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Employees of the Group in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution plan.  The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling.  The total provisions for these employee benefits were $2,059, $1,918 and $2,528 for the years ended December 31, 2009, 2010 and 2011, respectively.

24.	MATERIAL RELATED PARTY DISCLOSURE

During the year ended December 31, 2009, 2010 and 2011, the Group recognized net sales of $12,455, $7,495 and $5,783 from G.M.I. Technology Inc. ("GMI") respectively.  As of December 31, 2010 and 2011, amount due from a related party represented an account receivable from GMI of $559 and $9 respectively.  GMI's president is an immediate family member of one of the Group's Director.

As of December 31, 2010 and 2011, the Group had an amount due from an equity method investee, Beijing Actions, of $94 and $64, respectively.

25.	SUBSEQUENT EVENTS

No significant subsequent event is noted.

26.	MAINLAND CHINA PROFIT APPROPRIATION AND RESTRICTION ON CAPITAL REPATRIATION

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary.  These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group's discretion.  These reserve funds can only be used for specific purposes and are not distributable as cash dividends.  As of December 31, 2010 and 2011, the balance of these of the Company's PRC subsidiaries reserves amounted to $12,499 and $13,227, respectively.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries is also restricted.  As of December 31, 2010 and 2011, the total amount of the restricted capital and reserves amounted to $113,941 and $118,167, respectively.

F - 37

SCHEDULE 1

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$1,068	$1,882
Amounts due from subsidiaries	12,648	12,715
Prepaid expenses and other current assets	35	221
Total current assets	13,751	14,818

Investments in subsidiaries	377,620	399,679
Deposit paid for acquisition of intangible assets	1,100	-
TOTAL ASSETS	392,471	414,497

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$799	$914
Amounts due to subsidiaries	120,967	135,356
Total liabilities	$121,766	$136,270

Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 413,985,636 (2010: 427,705,308) shares issued and outstanding	$1	$1
Additional paid-in capital	24,252	20,600
Accumulated other comprehensive income	24,420	32,589
Retained earnings	222,032	225,037
Total equity	270,705	278,227
TOTAL LIABILITIES AND EQUITY	$392,471	$414,497

F - 38

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2009	2010	2011
Operating expenses:
Research and development	$(2,751)	$(1,004)	$(1,339)
General and administrative	(3,186)	(2,357)	(2,269)
Selling and marketing	(196)	(46)	(51)
Total operating expenses	(6,133)	(3,407)	(3,659)
Loss from operations	(6,133)	(3,407)	(3,659)
Interest income	5	-	-
Loss before income taxes	(6,128)	(3,407)	(3,659)
Income tax expenses	-	-	(150)
Share of net (loss) income of subsidiaries, net of taxes	(4,586)	4,058	6,786
Share of net loss of an equity method investee	-	(81)	28
Investment income (loss)	316	(186)	-
Net (loss) income	$(10,398)	$384	$3,005

F - 39

STATEMENTS OF EQUITY

AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

				Accumulated	Accumulated
				other	(deficit)
	Ordinary shares		Additional	comprehensive	retained		Comprehensive
	Number	Amount	paid-in capital	income	earnings	Total	income (loss)
Balance at January 1, 2009	485,501,874	$1	$36,606	$20,483	$232,046	$289,136
Repurchase of ordinary shares	(34,938,198)	-	(10,130)	-	-	(10,130)
Share-based compensation	-	-	4,006	-	-	4,006
Share of subsidiaries reserve	-	-	-	(244)	-	(244)	(244)
Dilution of subsidiary share	-	-	941	-	-	941
Net income	-	-	-	-	(10,398)	(10,398)	(10,398)
Balance at December 31, 2009	450,563,676	$1	$31,423	$20,239	$221,648	$273,311	$(10,642)
Repurchase of ordinary shares	(24,212,718)	-	(9,019)	-	-	(9,019)
Share-based compensation	-	-	1,532	-	-	1,532
Exercise of share-based awards	1,354,350	-	316	-	-	316
Share of subsidiaries reserve	-	-	-	4,181	-	4,181	4,181
Net income	-	-	-	-	384	384	384
Balance at December 31, 2010	427,705,308	$1	$24,252	$24,420	$222,032	$270,705	$4,565
Repurchase of ordinary shares	(16,594,848)	-	(6,251)	-	-	(6,251)
Share-based compensation	-	-	1,928	-	-	1,928
Exercise of share-based awards	2,875,176	-	671	-	-	671
Share of subsidiaries reserve	-	-	-	8,169	-	8,169	8,169
Net income	-	-	-	-	3,005	3,005	3,005
Balance at December 31, 2011	413,985,636	$1	$20,600	$32,589	$225,037	$278,227	$11,174

F - 40

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2009	2010	2011
Operating activities:
Net (loss) income	$(10,398)	$384	$3,005
Adjustments to reconcile net income to net cash provided by operating activities:
Amortisation of acquired intangible assets	276	-	-
Share-based compensation	4,006	1,532	1,928
Share of net loss (income) of subsidiaries	4,586	(4,058)	(6,786)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	31	88	(186)
Accrued expenses and other current liabilities	(49)	30	115
Amounts due to subsidiaries	57,465	16,516	15,489
Net cash provided by operating activities	55,917	14,492	13,565
Investing activities:
Capital contribution in subsidiaries	(36,714)	(4,412)	(7,104)
Increase in amounts due from subsidiaries	(10,875)	(375)	(67)
Decrease (increase) in deposit paid for acquisition of intangible assets	275	(1,100)	-
Net cash used in investing activities	(47,314)	(5,887)	(7,171)

Financing activities:
Repurchase of ordinary shares	(10,130)	(9,019)	(6,251)
Proceeds from exercise of stock options	-	316	671
Net cash used in financing activities	(10,130)	(8,703)	(5,580)
Net (decrease) increase in cash and cash equivalents	(1,527)	(98)	814

Cash and cash equivalents at the beginning of the year	2,693	1,166	1,068
Cash and cash equivalents at the end of the year	1,166	1,068	1,882

F - 41

NOTES TO SCHEDULE 1

1.	Schedule 1

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

As of December 31, 2010 and 2011, $113,941 and $118,167 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2009, 2010 and 2011.

2.	Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its subsidiaries.

F - 42