Form 20-F/A
period 2011-12-31
Actions Semiconductor Co., Ltd.
filed 2012-04-23
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Telephone: +86-756-339-2353

Facsimile: +86-756-339-2256

 (Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing Six	NASDAQ—Global Market System
Ordinary Shares, par value US$0.000001 per share

Ordinary Shares, par value US$0.000001 per share	NASDAQ—Global Market System*

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes   ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on April 20, 2012 (the “Form 20-F”), for the purpose of furnishing the Interactive Data Files (formatted in XBRL (eXtensible Business Reporting Language)) as Exhibit 101, which were not previously furnished. In addition, we hereby clarify that we had not, as of the date of the filing of the Form 20-F on April 20, 2012, submitted electronically and posted on our corporate web site any Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T, but have done so in connection with the filing of this Amendment No. 1.

No other changes have been made to the Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the April 20, 2012 filing date of the Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A on its behalf.

Actions Semiconductor Co., Ltd.

	By:	/s/ I-Hung (Nigel) Liu
Name: I-Hung (Nigel) Liu
Title: Chief Financial Officer

Date: April 23, 2012

EXHIBIT INDEX

Exhibit	Description of Document
Number

101.INS †	XBRL Instance Document

101.SCH †	XBRL Taxonomy Extension Schema Document

101.CAL †	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF †	XBRL Taxonomy Extension Definition

101.LAB †	XBRL Taxonomy Extension Label Linkbase Document

101.PRE †	XBRL Taxonomy Presentation Linkbase Document

† XBRL information is furnished to the Securities and Exchange Commission, is not deemed filed or a part of any registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is not deemed filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.