Form 20-F
period 2012-12-31
Actions Semiconductor Co., Ltd.
filed 2013-04-25
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 516,000,000 Ordinary Shares.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes  ☒No

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, or ADSs, pursuant to the requirements of the Securities and Exchange Commission, or the SEC.

**	The total number of Ordinary Shares outstanding as of December 31, 2012 includes 7,821,882, 22,676,244, 34,938,198, 24,212,718, 16,594,848 and 14,812,056 Ordinary Shares underlying the ADSs, that the Registrant repurchased during 2007, 2008, 2009, 2010, 2011 and 2012, respectively.

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		1

FORWARD-LOOKING STATEMENTS		1

PART I		2

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		2

ITEM 3. KEY INFORMATION		2

A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	5
C.	Reasons for the Offer and Use of Proceeds	5
D.	Risk Factors	5

ITEM 4. INFORMATION ON THE COMPANY		25

A.	History and Development of the Company	25
B.	Business Overview	26
C.	Organizational Structure	37
D.	Property, Plants and Equipment	38

ITEM 4A. UNRESOLVED STAFF COMMENTS		38

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		38

A.	Operating Results	38
B.	Liquidity and Capital Resources	48
C.	Research and Development, Patents and Licenses, etc.	52
D.	Trend Information	53
E.	Off-balance Sheet Arrangements	55
F.	Tabular Disclosure of Contractual Obligations	55
G.	Safe Harbor	55

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		55

A.	Directors and Senior Management	55
B.	Compensation	57
C.	Board Practices	58
D.	Employees	59
E.	Share ownership	59

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		60

A.	Major Shareholders	60
B.	Related Party Transactions	60
C.	Interests of Experts and Counsel	60

ITEM 8. FINANCIAL INFORMATION		61

A.	Consolidated Statements and Other Financial Information	61
B.	Significant Changes	61

ITEM 9. THE OFFER AND LISTING		61

A.	Offer and Listing Details	61

i

B.	Plan of Distribution	62
C.	Markets	62
D.	Selling Shareholders	62
E.	Dilution	62
F.	Expense of the Issue	62

ITEM 10. ADDITIONAL INFORMATION		63

A.	Share Capital	63
B.	Memorandum and Articles of Association	63
C.	Material Contracts	71
D.	Exchange Controls	71
E.	Taxation	71
F.	Dividends and paying agents	74
G.	Statement by experts	75
H.	Documents on display	75
I.	Subsidiary Information	75

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		75

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		76

A.	Debt Securities	76
B.	Warrants and Rights	76
C.	Other Securities	76
D.	American Depositary Shares	76

PART II		77

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		77

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		77

ITEM 15. CONTROLS AND PROCEDURES		77

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT		78

ITEM 16B. CODE OF ETHICS		78

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES		78

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		79

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		79

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		79

ITEM 16G. CORPORATE GOVERNANCE		79

ITEM 16H. MINE SAFETY DISCLOSURE		80

PART III		80

ITEM 17. FINANCIAL STATEMENTS		80

ITEM 18. FINANCIAL STATEMENTS		80

ITEM 19. EXHIBITS		80

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

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made based on the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board at each specified date. As of December 31, 2012 and April 19, 2013, the exchange rate for one U.S. dollar was RMB 6.2301 and RMB 6.1772, respectively. The table below indicates information concerning exchange rates between RMB and U.S. dollars for the applicable period. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

Per U.S. Dollar
	Period End	Average[1]	High	Low
2007	7.2946	7.5806	7.2946	7.8127

2008	6.8225	6.9193	6.7800	7.2946

2009	6.8259	6.8295	6.8176	6.8470

2010	6.6000	6.7603	6.6000	6.8330

2011	6.2939	6.4475	6.2939	6.6364

2012	6.2301	6.2990	6.2221	6.3879

October 2012	6.2372	6.2627	6.2372	6.2877
November 2012	6.2265	6.2338	6.2221	6.2454
December 2012	6.2301	6.2328	6.2251	6.2502
January 2013	6.2186	6.2215	6.2134	6.2303
February 2013	6.2186	6.2215	6.2134	6.2303
March 2013	6.2108	6.2154	6.2105	6.2246
April (through April 19, 2013)	6.1772	6.1927	6.1720	6.2078

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data and cash flow data for the three years ended December 31, 2010, 2011 and 2012 and selected balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data and cash flow data for the years ended December 31, 2008 and 2009 and selected balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except number of shares data.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the year ended December 31,
	2008		2009		2010		2011		2012
	(thousands, except share and per share data)

Revenues:
System-on-a-chip products	US$	94,916	US$	43,937	US$	37,434	US$	47,168	US$	54,150
Semiconductor product testing services		214		203		151		317		179
Total revenues		95,130		44,140		37,585		47,485		54,329
Cost of revenues:
System-on-a-chip products		(47,248)		(30,093)		(22,846)		(28,821)		(35,007)
Semiconductor product testing services		(177)		(117)		(81)		(176)		(100)
Total cost of revenues		(47,425)		(30,210)		(22,927)		(28,997)		(35,107)
Gross profit		47,705		13,930		14,658		18,488		19,222
Other operating income		797		918		966		1,523		896
Gain on deemed disposal of a subsidiary		—		1,736		—		—		—
Operating expenses:
Research and development		(19,477)		(19,295)		(17,325)		(22,086)		(23,739)
General and administrative		(10,399)		(8,812)		(8,125)		(8,786)		(8,573)
Selling and marketing		(1,694)		(1,115)		(1,208)		(1,195)		(1,281)
Impairment on goodwill and intangible assets		—		—		—		(888)		—
Total operating expenses		(31,570)		(29,222)		(26,658)		(32,955)		(33,593)
Income (loss) from operations		16,932		(12,638)		(11,034)		(12,944)		(13,475)
Other income		1,213		(654)		2,348		4,066		1,547
Dividend income from an other investment		20		440		—		889		—
Investment income from an other investment		—		—		—		268		—
Fair value change in trading securities		92		40		(2)		4		2
Gain on disposal of an other investment		—		—		137		195		—
Interest income		11,912		10,977		9,608		12,668		13,240
Interest expense		(4)		(57)		—		(144)		(250)
Other-than-temporary impairment loss on investments		—		(7,407)		—		—		(2,543)
Income (loss) before income taxes, equity in net loss of equity method investees and non-controlling interest		30,165		(9,299)		1,057		5,002		(1,479)
Income tax expense		(3,632)		(537)		(422)		(879)		(772)
Equity in net loss (income) of equity method investees		(576)		(826)		(781)		(1,113)		41
Remeasurement gain on equity interest on acquisition of a subsidiary		—		—		494		—		—
Net income (loss)		25,957		(10,662)		348		3,010		(2,210)
Add: Net loss (income) attributable to non-controlling interest		166		264		36		(5)		8
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	US$	26,123	US$	(10,398)	US$	384	US$	3,005	US$	(2,202)

Net income (loss) per share attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	0.052	US$	(0.023)	US$	0.001	US$	0.007	US$	(0.005)
Diluted	US$	0.052	US$	(0.023)	US$	0.001	US$	0.007	US$	(0.005)

Net income (loss) per ADS attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	0.312	US$	(0.138)	US$	0.005	US$	0.043	US$	(0.032)
Diluted	US$	0.312	US$	(0.138)	US$	0.005	US$	0.042	US$	(0.032)

Weighted-average shares used in computation:
Basic		501,763,805		460,812,477		438,401,072		418,499,545		412,706,341
Diluted		501,763,805		460,812,477		454,568,850		433,983,105		412,706,341

CASH FLOW DATA

	For the year ended December 31,
	2008		2009		2010		2011		2012
	(thousands)
Cash provided by (used in):
Operating activities	US$	9,930	US$	27,637	US$	2,763	US$	7,265	US$	(3,296)
Investing activities		(30,683)		22,127		(51,215)		(26,658)		33,791
Financing activities		(8,423)		(7,497)		2,619		7,131		6,936

BALANCE SHEET DATA

	As of December 31,
	2008		2009		2010		2011		2012
	(thousands)
Cash and cash equivalents	US$	45,435	US$	87,706	US$	42,872	US$	33,207	US$	71,336
Time deposits		61		62		34		—		10,000
Restricted cash		440		—		—		—		—
Marketable securities (NIL, NIL, $14,296, NIL and NIL carried at fair value as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively)		201,151		139,984		164,336		186,890		130,721
Trading securities		19,299		—		535		530		76
Accounts receivable, net of allowance for doubtful accounts of NIL, $723, $621, $621 and NIL as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively		2,435		1,891		1,844		2,794		5,950
Amount due from a related party		1,497		530		559		9		340
Amount due from an equity method investee		—		492		104		64		79
Notes receivable		74		—		—		—		—
Inventories		8,720		4,501		4,832		7,477		11,979
Prepaid expenses and other current assets		1,532		1,258		3,242		1,675		4,288
Income tax recoverable		—		—		—		—		189
Deferred tax assets		686		371		399		430		504
Total current assets		281,330		236,795		218,757		233,076		235,462
Investment in equity method investees		4,142		1,577		6,401		14,246		14,329
Other investments ($196, $420, NIL, NIL and NIL carried at fair value as of December 31, 2008, 2009, 2010, 2011 and 2012 respectively)		7,044		3,258		2,764		17,334		16,305
Marketable securities		—		23,773		24,831		—		11,239
Rental deposits		39		46		40		49		49
Property, plant and equipment, net		7,144		14,437		24,604		32,939		32,321
Land use right		1,580		1,546		1,554		1,593		1,584
Acquired intangible assets, net		4,197		3,625		4,318		9,859		10,819
Deposit paid for acquisition of intangible assets		403		—		2,408		—		—
Deferred tax assets		206		149		88		27		80
Goodwill		—		—		468		—		—
Total assets	US$	306,085	US$	285,206	US$	286,233	US$	309,123	US$	322,188
Total current liabilities		14,915		9,518		13,185		27,466		39,623
Other liabilities		249		319		83		458		13
Payable for acquisition of intangible assets		—		—		—		153		603
Deferred tax liabilities		1,750		2,058		2,286		2,840		3,189
Total liabilities		16,914		11,895		15,554		30,917		43,428
Total equity		289,171		273,311		270,679		278,206		278,760
Total liabilities & equity		$306,085		$285,206		$286,233		$309,123		$322,188

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

We wish to caution the readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Company

The majority of our revenues are derived from our Systems-on-a-Chip, or SoCs, for portable media players, and we cannot be sure that sales of these products will be successful.

We derive the majority of our revenues from the sales of our SoCs for portable media player applications. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that portable media players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner; meanwhile, we attempt to exploit new application markets to bring us additional revenues. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, the migration and adoption of smart phones have resulted in the increasing popularity of embedding portable media player functionality directly into smart phones. In addition, the rapid growth of smart phones and tablets has changed the market of higher end portable media players, so we are consolidating our SoCs for portable media players in mainstream and entry-level segments, and have added SoCs for tablets into our product portfolio in 2012, which contributed less than 5% to our 2012 revenues. However, even though we launched the latest multi-core tablet SoC at the end of 2012, we still may not be able to compete with SoC providers that target smart phone manufacturers by combining mobile phone and portable media player functionality into one SoC if such providers expand their product portfolio and compete with us in our target markets. We may also not be able to develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our new products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

·	our accurate prediction of the changing requirements of our customers;

·	our timely completion and introduction of new designs;

·	the availability of third-party manufacturing, assembly, and testing capacity;

·	the ability of our contract foundries to achieve high manufacturing yields for our products;

·	the quality, price, performance, power efficiency and size of our products relative to our competitors;

·	our management of effective sales channels;

·	our customer service capabilities and responsiveness;

·	the success of our relationships with existing and potential customers; and

·	changes in industry standards and trend.

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

Fluctuations in our growth and expansion have presented, and may continue to present, a significant challenge to our management and administrative systems and resources and, as a result, to our results of operations and financial condition. Our future success will depend on, among other things, our ability to:

·	effectively maintain and service our existing customer relationships while developing new value-added distributor, contract manufacturer and brand owner customers;

·	continue training, motivating and retaining our existing employees and attract and integrate new technical, engineering and sales and marketing employees;

·	identify and attract new management personnel to our company as we continue to expand;

·	protect our intellectual property effectively;

·	integrate new businesses, technologies, services and products that we acquire by way of acquisitions or investments into our operations;

·	effectively manage our capital expenditures and working capital requirements;

·	maintain and further improve our operational, financial, accounting and other internal systems and controls; and

·	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

Because of the lengthy product development periods for our products and the headcount driven nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

It may take nine to eighteen months for us to design, develop and commence production of our products, and commercial production of consumer end-products that use our SoCs may take an additional two to six months Product development cycles for our products are lengthy for a number of reasons:

·	our customers usually complete an in-depth technical evaluation of our products before they place a purchase order;

·	the commercial adoption of our products by value-added distributors, contract manufacturers and brand owners is typically limited during the initial release of their new products while they evaluate product performance and consumer demand;

·	new product introductions often center around key trade shows or periods of time before the commencement of major sales seasons and failure to deliver a product prior to such events or design-in windows may seriously delay or cancel introduction of a product; and

·	the development and commercial introduction of products incorporating new technology frequently are delayed or canceled.

Because most of our expenses are associated with our headcount or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. To compete globally and take advantage of the rapid growth in the tablet market, we are currently expanding our staffing and increasing our expenditures to support future growth, which may increase our cost of revenues and operating expenses. If our growth does not materialize, our operating results would be adversely impacted.

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

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company, or He Jian, and United Microelectronics Corporation, or UMC, manufacture almost all of our semiconductors. As a result, if He Jian and UMC were to experience any catastrophic or other event that caused it to be unable to conduct manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be able to manufacture our semiconductors with the same yield rate, as we currently have with He Jian and UMC. As a result, we depend significantly on maintaining a strong relationship with He Jian and UMC, and these two companies’ continued ability to manufacture our semiconductor products, to maintain our revenues and customer relationships

We provide He Jian and UMC with monthly rolling forecasts of our production requirements; however, the ability of them to provide silicon wafers to us is limited by their available capacity. Moreover, the price of our silicon wafers fluctuates based on changes in available industry capacity. We do not have a long term supply contract with these two companies or any other contract foundry. Therefore, they could choose to prioritize capacity for other customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these two companies or any other contract foundry will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on third-party contractors, including:

·	their inability to increase production and achieve acceptable yields on a timely basis;

·	their production shutdown due to earthquake, power shortage, fires or storms;

·	reduced control over delivery schedules and product quality;

·	increased exposure to potential misappropriation of our intellectual property;

·	limited warranties on wafers or products supplied to us;

·	shortages of materials that foundries use to manufacture our products;

·	labor shortages or labor strikes; and

·	actions taken by our third-party contractors that breach our agreements.

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

Our future success is heavily dependent upon the continued service of our board of directors and key executives. Our future success is also dependent upon our ability to attract and retain qualified senior and mid-level managers to our management team. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers, suppliers and know-how, which may lead to a significant adverse impact on our business, and cause us to incur additional expenses to recruit and train personnel. Currently, we do not maintain life insurance for any of our key executives.

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

The economic and financial downturn beginning in 2009 which affected the global business, banking and financial sectors adversely affected the consumer electronic market, especially in the United States and Europe in 2011. The Chinese economy is also facing certain challenges, such as inflation and the possibility of a soft landing, which may result in the suspension or decrease of consumer electronic market demand. Our customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services. There could also be a number of effects from such turmoil on our business, including continued decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counter party failures negatively impacting our treasury operations. Current uncertainty in global economic conditions also poses a risk to the overall economy that could impact our ability to manage commercial relationships with our customers, suppliers and creditors. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

Our principal contract foundries, other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant risk of earthquakes, tsunamis, snowstorms, typhoons, and adverse consequences related to the outbreak of SARS (Severe Acute Respiratory Syndrome), avian influenza and other public health concerns as well as risk of regional conflicts due to territorial disputes.

The principal contract foundries that manufacture our products and all of the principal subcontractors that assemble, package, and test our products are located in China, Hong Kong or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, tsunamis, snowstorms, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster, such as the magnitude 9.0 earthquake and resulting tsunami in Japan in March 2011, near our principal contract foundries or subcontractors could result in damage, power outages, nuclear radiation pollution, and other disruptions that impair their production and assembly capacity and decrease the availability of raw materials or components from suppliers and manufacturers in Japan.  In addition, the relationship between China and Japan, which is often strained due to historical reasons, in 2012 reached reportedly the lowest point since the end of World War II due to territorial disputes surrounding what are called by China as the Diaoyu Islands but known in Japan as the Senkaku Islands. If the tension between the two countries further escalates or even results in regional military conflicts, the availability of raw materials such as monocrystalline silicon from Japan could be materially disrupted. If Japan were to limit the export of, or China were to limit the import of, such raw materials from Japan, due to the political or military tension between the two countries, we and the entire semiconductor industry may encounter supply delays, disruptions and shortages.

Any disruption resulting from the above events could cause significant delays in the production or shipment of our products until we are able to shift our raw material sourcing, manufacturing, assembling, packaging or production testing from the affected supplier or contractor to another third-party vendors. For example, in January and February of 2008, China’s worst snowstorm in more than half a century caused a significant adverse impact on the transportation industry and the economy of China. In May 2008, a major earthquake occurred with its epicenter in Sichuan, China, causing over 69,000 known deaths and estimated property damage in excess of US$20 billion. As a result of the earthquake, the economy of China was adversely affected. Also, the 2003 outbreak of severe acute respiratory syndrome, or SARS, curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, which had a significant adverse effect on the economies of many countries in this region. In addition, since 1997, certain Asian countries, including China, have, from time to time, encountered incidents of avian influenza that resulted in several confirmed human cases and deaths and significant disruption to worker productivity. Any future outbreaks of SARS, avian influenza or other public health concerns could result in a significant negative impact on the economy in China and the Asia-Pacific region, harming our business.

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

The industry in which we operate is highly cyclical. We have had in the past and may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

·	the unpredictable timing and volume of purchase orders and cancellations from our customers;

·	the rate of acceptance of our products by our customers;

·	the rate of growth of the market for portable media players and our SoCs;

·	fluctuation and seasonality in demand for consumer electronics products;

·	increases in prices charged by contract foundries and other third-party subcontractors;

·	the availability of third-party foundry capacity;

·	the availability and pricing of other components used in our customers’ products, including NAND Flash memory and TFT-LCD panels;

·	fluctuations in our contract foundry’s manufacturing yields;

·	the difficulty of forecasting and managing our inventory and production levels;

·	our ability to successfully develop, introduce and sell new or enhanced products;

·	additions or departures of key personnel;

·	our involvement in litigation;

·	natural disasters, particularly earthquakes, snowstorms or disease outbreaks affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

·	the evolution of industry standards and introduction of new products by our competitors.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete successfully and we may lose or be unable to gain market share.

We face competition from a relatively large number of competitors in China and internationally. In the portable media player market, our principal competitors include ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin, Freescale, General Plus, Infotmic, Ingenic, JieLI, MediaTek, MVSilicon, Rockchips, Vmicro and WonderMedia. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design companies.

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

We believe we are a “passive foreign investment company” or PFIC, for U.S. federal income tax purposes for calendar year 2012 and in future years. Assuming we are a PFIC, U.S. investors of our ADSs are subject to certain adverse U.S. federal income tax rules.

We believe we were a PFIC, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for calendar year 2012 and believe we will be a PFIC in 2013 and for the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders. See the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of our ADSs are encouraged to consult their own tax advisers regarding the consequences of our PFIC status under U.S. federal income tax rules.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2012 were effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The semiconductor industry is highly cyclical. The industry has experienced periods of both increased demand and significant downturns, often in connection with, or in anticipation of, maturing product life cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. The downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. For example, in early 2009, the semiconductor industry experienced a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn. On the other hand, at times of increased demand, if we cannot meet such demand because of reasons such as production capacity constraints, insufficient inventory or untimely transportation, our business, financial condition and results of operations may also be materially adversely affected.

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

U.S. regulations regarding the use of conflict minerals, may affect our, or our supply chain’s, ability to purchase or acquire certain raw materials at competitive prices.

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo, or DRC, or adjoining countries. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in the semiconductor industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. The SEC has adopted regulations that will require companies such as ours to disclose, beginning in 2014, the use of conflict materials and to take certain steps to verify those disclosures with its suppliers. Although we expect that we and our suppliers will be able to comply with the requirements of these new regulations promulgated by the SEC, there can be no guarantee that we will be able to gather all the information required. In addition, there is increasing public sentiment that companies should avoid using conflict materials from the DRC and adjoining countries. There can be no guarantee that we are able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. A failure to obtain necessary information or to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business. Further, due to the complexity of our supply chain, we may not be able to trace all usage of conflict minerals and may face reputational harm resulting from making disclosure of the use of such conflict minerals.

Any new regulations or customer requirements related to climate change or environmental protection could negatively impact our operating results.

There is global concern that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity by increasing our manufacturing costs or limiting the products we can manufacture.

We may become subject to legislation and regulation addressing climate change and Chinese air quality, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations. Moreover, serious air pollution in Chinese cities where we operate could pose long-term health risks to our employees and increase the difficulty of recruiting and retaining key employees from overseas.

Further, we could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

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

While the EIT Law equalizes the tax rates for foreign-invested enterprises and domestic enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as “High Technology Enterprises supported by the PRC government,” or High Technology Enterprises, whether foreign-invested enterprises or domestic enterprises. Each of our principal and major PRC subsidiaries, Actions Semiconductor Co., Ltd., or Actions Semiconductor (Zhuhai), and Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), is a foreign invested enterprise. According to the EIT Law, entities that qualify as High Technology Enterprises are expected to benefit from a tax rate of 15%, as compared to the uniform tax rate of 25%.  In December 2008 and August 2011, Actions Semiconductor (Zhuhai) was certified as a High Technology Enterprise by the relevant tax authorities and became entitled to a preferential income tax rate of 15% until December 31, 2014. Artek Microelectronics (Shenzhen), was also certified as a High Technology Enterprise by the relevant tax authorities and became entitled to a preferential income tax rate of 15% from January 1, 2012 to December 31, 2014.

Due to a preferential tax policy that provides for tax exemption for two years starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years and a 50% tax rate reduction for the succeeding three years, Actions Semiconductor (Zhuhai) benefited from an enterprise income tax, or EIT, rate of 9% for the year ended December 31, 2008, which was the fifth year after it had profits after offsetting its prior years’ tax losses, which EIT rate would otherwise have been 18% during the first year of the five-year EIT transition period. In addition, due to its certification as a High Technology Enterprise, Actions Semiconductor (Zhuhai) benefited from a 15.0% EIT rate for each of the years ended December 31, 2009, 2010, 2011 and 2012.

Due to a preferential tax policy that provides for tax exemption for the first two years starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years, Artek Microelectronics (Shenzhen) was exempted from income tax for the year ended December 31, 2008, which was the second year it had profits after offsetting its prior years’ tax losses, and benefited from a 10.0%, 11.0% and 12.0% EIT rate, which would otherwise be the interim 20.0%, 22.0% and 24.0% EIT rates during the five-year transition period, for the years ended December 31, 2009, 2010 and 2011, respectively. In addition, due to its certification as a High Technology Enterprise, Artek Microelectronics (Shenzhen) was entitled to a 15.0% EIT rate for the year ended December 31, 2012. There can be no assurances that any of our PRC subsidiaries will continue to qualify as High Technology Enterprises in the future and benefit from such preferential EIT rate. For more information regarding the impact of the EIT Law on us, see also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

We may be deemed a Chinese resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

Under the EIT Law, if any enterprise incorporated outside the PRC has its “de facto management body” located within the PRC, such enterprise may be recognized as a PRC resident enterprise and be subject to the unified EIT rate of 25%. On December 6, 2007, the Implementation Rules of the EIT Law were promulgated, which rules defined the “de facto management body” as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Further, on April 22, 2009, the PRC State Administration of Tax, or SAT, issued a Notice on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or the April Notice, which took effect retrospectively on January 1, 2008. According to the April Notice, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) material assets, books and accounts, company seal and meeting minutes of board meetings or shareholder meetings are kept or placed within China; and (iv) half or more of the directors with voting rights or senior management habitually reside within China. According to this April Notice, in determining the location of de facto management, “substance over form” principle should be followed. Because this April Notice was issued to regulate PRC tax resident determination of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in the notice can only be used for reference purposes. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

Currently no interpretation or application of the EIT Law and its implementing rules with respect to the resident enterprise determination is available for overseas companies like ours that are not established or controlled by PRC companies. Therefore, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. If we or any of our subsidiaries that are not incorporated in the PRC are treated as a PRC resident enterprise, we or any such subsidiaries, as the case may be, will be subject to PRC EIT on our worldwide income, or on the worldwide income of such subsidiaries, as the case may be, at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations and increase our income tax expenses.

Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws.

According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from EIT except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, given the short history of the EIT Law and the subsequently issued circulars retroacting to January 1, 2009, it remains unclear whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from EIT. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and non-resident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC EIT rate and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar so that the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 24.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2012. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB.

As we rely entirely on dividends paid to us by Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) for, among other items, working capital, distributions to other subsidiaries and capital to make acquisition and investments, any significant devaluation of the RMB may have a material adverse effect on our financial condition.

Reduction in interest rates will result in a decrease in our interest income.

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have very limited derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2010, 2011 and 2012, the rate of return on our RMB cash deposit was 4.4%, 6.1% and 6.2%, respectively. As a result of the Chinese government’s alternate efforts to curb inflation or stimulate economy, interest rates have often fluctuated. For example, China’s central bank raised interest rates three times in 2011 due to its relative high inflation in 2011 but then decreased interest rates twice in 2012, as a result of which China’s one-year RMB deposit rate reached 3.50% as of December 31, 2011 but then dropped by 7.1% to 3.25% as of December 31, 2012. Further, at the beginning of 2012, the China Banking Regulatory Commission imposed certain limitations on the amount of new loans to be granted by commercial banks in China to minimize the risk of defaults. This may have an adverse impact on the interest income generated from our financial investments in financial institutions. Further, if there is any future uncertainty in global economic and market conditions, a decreasing interest rate might adversely affect our interest income and in turn impact our net income.

The systematic credit risks among banking and financial institutions in China and worldwide may negatively impact our results of cash management and eventually shareholder’s equity.

As of December 31, 2012, we had marketable securities, current and non-current, of US$142 million. These marketable securities were principally investments with guaranteed high interest rates and mainly 3 to 24 month terms. Most of them were issued, managed or guaranteed by state-owned banks or financial institutions in China. The Chinese government has been closely supervising its state-owned banks and financial institutions since the global financial crisis in 2008 and does not allow any delinquencies in credit guaranteed by them. However, if the Chinese government relaxes its discipline on its banking and financial systems, the systematic credit risks may cause our investments in marketable securities or the returns on such investments to become uncollectible, impacting our results of cash management, and eventually deteriorating shareholder’s equity.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Market, which event would effectively terminate the trading market for our ADSs in the United States, and/or to the SEC’s revoking the registration of our ADSs under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ADSs in the United States.

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

We are a fabless semiconductor company that engages primarily in the businesses of designing, developing and marketing integrated platform systems, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable multimedia players. While we believe that we qualify as a research and development company under rules promulgated under the 1940 Act, the SEC may not agree with our analysis. Specifically, even though, the value of our investment securities constituted approximately 53.6% of our total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis as of December 31, 2012, we do not believe that we are an investment company because we believe that we qualify as a research and development company under rules promulgated under the 1940 Act as a result of the following:

(i)	our research and development expenses, for the last four fiscal quarters combined, account for 70.7%, a substantial percentage of our total expenses for the same period;

(ii)	our net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of our research and development expenses for the same period;

(iii)	our expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters, combined, do not exceed 5% of our total expenses for the same period;

(iv)	our investments in securities are capital preservation investments, except that no more than 25% of our total assets may consist of other investments, provided that at least 75% of such other investments are investments made pursuant to a collaborative research and development arrangement;

(v)	we do not hold ourselves out as being engaged in the business of investing, reinvesting or trading in securities, and we are not a special situation investment company;

(vi)	we are primarily engaged, directly, through majority-owned subsidiaries, or through companies which we control primarily, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by
a.	the activities of our officers, directors and employees;
b.	our public representations of policies;
c.	our historical development; and
d.	a resolution adopted by our board of directors affirming that we are, and will continue to be, primarily engaged in an operating business, and not in the business of investing, reinvesting, owning, holding, or trading in securities; and

(vii)	our board of directors has adopted a written investment policy with respect to our capital preservation investments.

Nevertheless, since a part of the determination of whether we are an investment company is based on facts and circumstances, the SEC may not agree with our position with respect to our historical business, while it is also possible that we may not satisfy the requirements of the exemption for research and development companies in the future. For example, we may not in the future satisfy the tests relating to the ratio of our research and development expenses to our total expenses, the ratio of our net income derived from investments in securities to our research and development expenses, the ratio of our expenses for investment advisory and management activities to our total expenses and the composition and value of our investments. Consequently, we could inadvertently become an investment company at some point in the future.

If we were to become subject to the requirements of the 1940 Act, we would be required to institute burdensome compliance requirements and our activities may be restricted, and consequently our operations and results would be negatively impacted in a significant manner, including among other possible effects, our inability to borrow money or raise capital through the offer and sale of our securities in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission. Additionally, we would be unable to continue operating as we currently do and might need to acquire or sell assets that we would not otherwise acquire or sell in order to avoid becoming an “investment company” as defined under the 1940 Act. We may incur significant costs and management time to avoid being considered an investment company under the 1940 Act, as amended. Further, if we were deemed to be an investment company, we might also attempt to seek exemptive relief from the SEC, which could impose significant costs and delays on our business.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen) and Shanghai Actions Semiconductor Co., Ltd., or Shanghai Actions. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of United States courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or our directors and officers predicated upon the securities laws of the United States or any state, on the ground that such provisions are penal in nature.

The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing price of our ADSs on the NASDAQ Global Market has ranged from US$12.24 to US$1.34 per ADS and the last reported sale price on April 22, 2013 was US$3.20. Our ADSs price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many ADS issuers with a majority of operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

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

We, Actions Semiconductor Co., Ltd., or Actions Cayman, are an exempted company incorporated under the Companies Law (2012 Revision), as amended, of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., originally established as a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. In 2010, we switched Actions Semiconductor (Mauritius) to a “category 1” global business company to be qualified as a resident company in Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 1 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 16, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we established in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor (Zhuhai), a subsidiary incorporated on December 28, 2001 in Zhuhai, China. We conducted substantially all of our operations through Actions Semiconductor (Zhuhai) until Artek Microelectronics (Shenzhen), another wholly owned subsidiary in China with focus on the design, manufacturing, and marketing of SoCs for portable media players, was established on March 14, 2006. As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00, Actions Technology (HK) Co., Ltd., or Actions Technology (HK), a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs, forwarding and logistic infrastructure. In addition, certain of our customers may be able to conduct global tax planning by making purchases through our Hong Kong subsidiary. In August 2007, Actions Semiconductor (Mauritius) transferred its ownership of Actions Technology (HK) to Actions Enterprises (HK) Co., Ltd., or Actions Enterprises (HK), an investment holding company incorporated in Hong Kong in 2007 and wholly owned by Actions Cayman.  In July 2010, Actions Enterprises (HK) transferred all of its interest in Actions Technology (HK) to Actions Cayman. As described in more detail below, in July 2010, Actions Cayman sold Actions Enterprises (HK) to Nann Capital Corporation, or Nann Capital, for a nominal consideration of US$1.00, which reflected its zero net value.

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

On December 28, 2005, we established a subsidiary in the British Virgin Islands, Artek Microelectronics Co., Ltd., or Artek Microelectronics (BVI), which served as a holding company for other subsidiaries we might establish in China later on. On January 16, 2006, Artek Microelectronics (BVI) established a subsidiary in Hong Kong, Artek Microelectronics Co., Ltd., (HK) or Artek Microelectronics (HK), which we originally planned to use as our second sales and customer support center in Hong Kong, but it never engaged in any substantial operation. On March 14, 2006, Artek Microelectronics (BVI) established another subsidiary in Shenzhen, China, Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), which serves as a part of our sales office and houses our technology service center. On February 10, 2006, we established a subsidiary in the British Virgin Islands, Actions Capital Investment, Inc., or Actions Capital, through which we may invest in or acquire technologies or companies complementary to our current operations. On January 13, 2009, Actions Capital established a subsidiary in Republic of Malaysia, Actions Capital Investment (Malaysia) Inc., or Actions Capital Malaysia, which serves as a tax-effective investment vehicle of Actions Capital.

We determined that it is advantageous for us to adjust our investment structure to use Hong Kong companies to hold our interests in our PRC subsidiaries. On August 17, 2007 and September 6, 2007, we established two subsidiaries in Hong Kong, Actions Microelectronics Co., Ltd., or Actions Microelectronics (HK), and Actions Enterprises (HK), respectively, which serve as the holding companies of Beijing Actions and Actions Technology (HK), respectively. We wound up two BVI holding companies, Actions Microelectronics (BVI) and Artek Microelectronics (BVI), after the latter transferred its holding of Artek Microelectronics (Shenzhen) to Artek Microelectronics (HK), on December 1, 2007 and 2008, respectively. Before Artek Microelectronics (BVI) was dissolved, it transferred in 2008 its 100% ownership interest in Artek Microelectronics (HK) to Actions Cayman, which as a result became the sole shareholder of Artek Microelectronics (HK).

On March 27, 2008, Actions Semiconductor (Zhuhai) established Shanghai Actions, a subsidiary in Shanghai, China, which currently serves as our research and development center in Eastern China and may expand its operations into manufacturing and marketing for its own portable media player product lines in the future.

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

On August 19, 2010, to expand our research and development capability, and explore the competitive potentials of our products, we acquired additional interest in one of our equity method investees, Mavrix Technology, Inc., or Mavrix, a Cayman Islands company, for approximately US$1.2 million. As a result, Mavrix, together with its wholly owned subsidiaries, Mavrix Technology (HK) Co., Ltd. and Shanghai Mavrix Technology Co., Ltd., or Shanghai Mavrix, became a 93.4% owned subsidiary subject to consolidation.

Our principal executive offices are located at No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone , Zhuhai, Guangdong, 519085, the People’s Republic of China, and our telephone number is (86-756) 339-2353. Our agent for service of process in the United States is Depositary Management Corporation, located at 570 Lexington Avenue, 44th Floor, New York, New York 10022. Our Internet address is www.actions-semi.com. The information on our web site is not a part of this document.

B.           Business Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players and smart handheld devices such as tablets. We provide integrated platform solutions to portable media player and tablet manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products. Our integrated platform solutions incorporate the following features that enable our customers to rapidly bring portable media players and tablets to market with a minimum level of technology investment:

•	Our integrated platform solutions, which comprise SoCs, firmware, software development tools and reference designs, obviate the need for our customers to invest in costly and time-consuming internal firmware and software development for their products, or to source them from multiple suppliers.

•	Our network of third-party value-added distributors and applications developers enable our customers to quickly introduce products with differentiated features and to cost-effectively customize our solutions.

•	Our mixed-signal design capabilities allow us to integrate analog and digital components using a compact system architecture in our portable media player SoCs, and enable our customers to reduce their overall costs and produce smaller, more power-efficient portable products.

•	Our proximity to the China-based manufacturers of portable media players and tablets and presence in the rapidly evolving China market for portable media players and tablets enable us to better identify market trends and align our product development efforts with these market trends.

We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market leadership in SoC products and platform solutions for the development of portable media players and tablets through investing in technology development, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Industry Background

Portable media players and tablets are both battery-powered, portable consumer electronic devices that can capture, store and play digital media files such as compressed audio, image and video files.

Portable media players are featured with a wide range of industry audio compression technologies, the most popular of which include AAC, APE, FLAC, MP3, Ogg Vorbis and WMA, and video compression technologies such as AMV, FLV, H.264, MPEG2/4 and WMV. Portable media players are popular consumer electronics products, with dedicated audio players and integrated digital audio/video players currently being the two most popular products in this category. We believe that several factors will continue to help maintain the demand for portable media players:

•	Transition from traditional consumer electronic devices to digital. Digital portable media players have several advantages over traditional devices, such as CD and DVD players, including reduced size, greater capacity and longer battery life;

•	Proliferation of digital media content. The availability and adoption of digital media content continue to grow rapidly driven by the increasing penetration of broadband Internet and growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, Music Match and Napster;

•	Demand growth in emerging markets. High economic growth in emerging economies such as China, India, Russia and Brazil has resulted in increased per capita disposable income, which has stimulated strong demand for consumer electronics products such as portable media players;

•	Advancing functionality. Beginning with dedicated audio players, digital portable media devices have increasingly integrated video functionality, and gradually adopting additional features such as advanced video game, image and video capture, digital audio and video broadcast reception, and wireless connectivity over time;

•	Embedding of portable media player functions in new products . The expansion of entry-level portable media capability—based on solutions such as ours that achieve highly attractive price points—into high-volume embedded markets, such as fashion accessories, toys, audio visual products, automotive, and boom box, is expected to further increase demand; and the fast growth of Android-based tablets, which is considered as a higher-end portable media player, also brings lots of new opportunity.

•	Decline in cost of commodity components. As prices of commodity components such as memory and displays used in portable media players continue to decline, consumers are able to purchase products with superior memory capacity and resolutions at an equivalent or lower price, which stimulates the growth in the overall market

Compared with portable media players whose functions are traditionally limited to playing digital media files, tablets have become increasingly popular because they further equip consumers with the capability of browsing the internet or downloading software applications through, for example, WiFi, 3G or 4G networks with the help of operation systems such as the Android and iOS operating systems. In order to provide better web-browsing user experience, tablets are usually equipped with touchscreen displays that are larger than displays of the average portable media players.

While we still gained steadily a majority of our revenue and profit from the portable media player market in 2012, this market has witnessed a decrease in demand since 2009. On the other hand, the tablet market has recently entered a period of rapid growth, and we believe that several factors will continue to drive this growth in demand for tablets, including:

•	Product Awareness: Due to the promotional and marketing efforts of internationally recognized manufacturers such as Apple and Samsung, consumers worldwide have started to recognize the concept and benefit of tablets. We believe this influence has only begun to expand from the U.S. and European Union markets to various emerging markets, and that this will drive significant increased demand for tablets in the near future.

•	Software Applications: The rapid growth of tablets and smartphones has resulted in the development of a rapidly growing ecosystem of software applications geared towards this market, with an increasing amount of software companies entering and developing their own software applications. We believe that the tablets’ ability to download and utilize software applications coupled with a rapidly developing software application ecosystem will continue to stimulate consumer demand for tablets.

•	Supply Chain and Price Point: The components used in tablets are in many respects similar to those used in portable media players, with the major difference being the tablets’ larger screen size, touch panel and WiFi/3G RF module. While the tablets do require more precise production quality, this supply chain has been rapidly developing, particularly in Southern China, since the second half of 2011, and is maturing rapidly. With a mature supply chain, the industry is able to deliver 7-inch tablets at a retail price point below US$100 each with good performance and stable quality. Together with the above two factors, this price point has stimulated increasing user demand from consumers who cannot afford higher-end tablets produced by manufacturers such as Apple and Samsung, especially in the emerging markets.

In order to keep up with the trend in the current market, in 2012 we started to add SoCs for tablets to our product line. In the first quarter of 2012, we launched the first single-core tablet SoC (ATM7013) and, to quickly catch up with the multi-core trend in the tablet market, we also designed and launched the first multi-core tablet SoC (ATM7029) before the end of 2012.

Portable Media Player and Tablet Design and Manufacturing Value Chain

The portable media player and tablet industry, like many other segments of the consumer electronics industry, is increasingly centered in China. Portable media players and tablets manufactured by China-based manufacturers are often rebranded and sold across the world by importers, retailers, and consumer electronics companies. China’s low cost design and manufacturing capabilities are an increasingly important competitive advantage, as consumers increasingly demand more functionality at a lower price in each successive generation of portable media players and tablets. Contract manufacturers and brand owners also increasingly rely on SoC platform providers and value-added distributors to provide integrated platform solutions that enable them to accelerate their products’ time-to-market. The following chart illustrates the typical portable media player and tablet design and manufacturing value chain:

In order to differentiate their products, brand owners of portable media players and tablets must equip their products with unique designs and features. Often, brand owners and contract manufacturers lack comprehensive in-house design capabilities required to address the market trend towards increased functionality and short product life cycles. Since it is generally time-consuming and cost-prohibitive to create an entirely new system for each new function added, brand owners rely on value-added distributors to work closely with an integrated platform provider to not only provide the required features and functions but also provide total, integrated solutions that deliver the correct combination of features, cost, processing speed and power consumption. We believe we are one of the few integrated platform providers to have the capability to provide total solutions directly to the contract manufacturers and brand owners based on a standard reference design.

 Products and Technology

We provide a variety of solutions along the portable media player and tablet design and manufacturing value chain. For most of our value-added distributor customers and certain more sophisticated contract manufacturer and brand owner customers, we provide our SoCs and solution development kits, or SDKs. For less sophisticated customers, we provide our total solutions that consist of our SoCs, SDKs as well as reference designs that include detailed specifications of other required components and references to the providers of those components, which together allow these customers to assemble a complete portable media player or tablet.

Our capability to provide total solutions is the result of our detailed knowledge of the manufacturing technology along the different points of the design and manufacturing value chain. By applying that knowledge, we can mix, match and combine our solutions to fit the diverse needs of our customer base.

System-on-a-Chip (SoC)

The functionality of both portable media players and tablets are largely determined by the SoC controller, which together with memory components constitute a significant portion of a portable media player’s or a tablet’s total cost. The slim size and the drive to minimize cost for portable media players and tablets usually require the manufacturers to use as few SoCs as possible. In addition, the entire system still requires other digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers. We are one of the few fabless SoC design companies who owns mixed mode and power management unit, or PMU, design capability. Our SoCs for portable media players are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a PMU and other components all within one chip. With respect to SoCs for the tablet market, we provide a primary SoC and a companion chip which integrates audio codecs and a PMU as a bundled set. By providing this bundled set, we are able to provide customers with slim and cost effective products, while maintaining good performance and low power consumption.

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

The following table sets forth major SoCs we have introduced and shipped from 2010 to the first quarter of 2013.

Targeted Application	Product No.	Key Features	Month Introduced
MP4	ATJ2273C	720P Video Decoder, CPU / RGB LCD + AV/YPbPr, 60bit ECC NAND Flash supporting, LQFP128 packaging	December 2012
	ATJ2283A	1080P Video Decoder, AV/YPbPr, 40bit ECC (Error Correcting Code), LQFP128 packaging	April 2011
	ATJ2285A	1080P Video Decoder, AV/YPbPr/HDMI TV Out, Flash UI (User Interface), Flash Game, USB Host, TP (Transport Program), 40bit ECC, LQFP176 packaging	March 2011
	ATJ2289B	1080P Video Decoder, AV/YPbPr/HDMI TV Out, CMOS Sensor, Flash UI, Flash Game, USB Host, TP, 40bit ECC, LQFP176 packaging	September 2011
	ATJ2273B	720P Video Decoder, CPU / RGB LCD + AV/YPbPr, 40bit ECC, LQFP128 packaging	February 2011
	ATJ2275B	720P Video Decoder, CPU/RGB LCD + YPbPr + HDMI, Flash UI, Flash game, USB Host, TP, 40bit ECC, LQFP176 packaging	October 2010
	ATJ2279B	720P Video Decoder/Encoder, AV/YPbPr/HDMI TV Out, CMOS Sensor, Flash UI, Flash Game, USB Host, TP, 40bit ECC, LQFP176 packaging	October 2010
	ATJ2257	VGA Decoder & Encoder, up to VGA 25fps, Sensor, TV Out, 24bit ECC, LQFP144 packaging	September 2010
	ATJ2255C	D1 video decoder, USB Host, Flash UI, Flash game, LQFP128 packaging	June 2010
	ATJ2237K	TV Out, CMOS Sensor, 8/16bit Game Simulator, 24Bit ECC, LQFP128 packaging	June 2010
	ATJ2237D	TV Out, CMOS Sensor, CPU LCD , 8/16bit Game Simulator, 60Bit ECC, LQFP128 packaging	June 2011
	ATJ2257D	VGA Decoder & Encoder, CPU/RGB LCD, TP, up to VGA 25fps, Sensor, TV Out, 60bit ECC, LQFP144 packaging	October 2011
Tablet	ATM7029	1.3GHz Multi-core CPU&GPU, Android OS, 1080P video decoder/encoder	December 2012
	ATM7013	1.2G CPU+3D graphic, Android OS, 1080P video decoder/encoder, AVOUT/HDMI, CMOS sensor, 60bit ECC, LQFP216 packaging	March 2012
MP3	ATJ2127	Full Audio format decode, 60bit ECC NAND Flash support	November 2012
	ATJ3315	LQFP64 (7*7mm), 4wire-card, Nor flash, 24bit ECC flash, Li-ion/AAA battery	June 2010
	ATJ3310	MP3, WMA, USB high speed, LQFP48 (7*7mm), 24 bit ECC flash	June 2010
	AK2117	MP3, WMA, FM Radio, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm), 4wire-card, 24bit ECC flash	August 2010
	AK2057C	MP3, WMA, OGG, APE, FLAC, SRS, DRM 10, FM Radio, Voice Recording, AMV.	March 2010
Car Audio Dongle	AK3027T	MP3, WMA, OGG, APE, DRM 10, FM Radio, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG), FM Transmit integrated, LQFP64, 4wire-card, 24bit ECC	March 2011
	ATJ3003S	MP3, WMA, FM Transmit I/F, Host, Nand flash, Card, 24Bit ECC, LQFP48	June 2010
	ATJ3003T	MP3, WMA, FM Transmit integrated, Host, Card, 24Bit ECC, LQFP64	July 2010
Boom-Box	ATS2500	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP48 packaging, Karaoke & TTS function	April 2012
	ATS2506	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP64 packaging, Karaoke & TTS function	January 2012
	ATS2503	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP64 packaging	January 2011

Solution Development Kits

Our solution development kits, or SDKs, include the embedded firmware code, software tools and documentation necessary to utilize our SoCs in portable media players and tablets. Our firmware utilizes an embedded structure design with standard interface that allows our customers to pick and choose functionalities and add new device drivers, which in turn lowers the complexity they face in developing their new products and accelerates the time-to-market for their products. Our manufacturing software tools also allow our customers to quickly mass produce their products based on our turnkey process. The principal features of our SDKs include the capability to:

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

Reference Designs

Our total solutions include our SoCs, SDKs and reference designs that include detailed specifications of other required components and references to the providers of those components, which, together, allow those customers to assemble a complete portable media player or tablet. Our total solutions enable our customers to minimize the time and effort associated with design, development and production of new products.

Customers and Sales

We sell our products in China and world-wide through distribution arrangements and through our direct sales force to value-added distributors, contract manufacturers and brand owners. Though the substantial majority of our sales are made directly to value-added distributors, we consider all members of the portable media player and tablet design and manufacturing chain, including the brand owners and contract manufacturers, to be important customers as they may also be involved in the system design and the selection of the integrated platform provider. Brand owners and contract manufacturers often lack the comprehensive in-house design capabilities required to address the market need for increased functionality and the industry trend towards shorter product life cycles. As a result, they generally depend on value-added distributors and integrated platform providers like us to provide total solutions.

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

In 2011, our top five customers included TCH (HK) Technology, LeeYin (HK) Tech (and Boton-Tech), GMI Technology, KSD Tech (Junjia Digital Technology), and Lingxin Tech, all of which are value-added distributors and collectively accounted for approximately 62% of our revenues. In 2012, our top five customers included LXD (HK) Technology, TCH (HK) Technology, LeeYin (HK) Tech, LingXin Tech and XinLianXin Tech, all of which are value-added distributors and collectively accounted for approximately 64% of our revenues.

Our sales to customers in the PRC accounted for approximately 2.1%, 4.6% and 13% of our revenues in 2010, 2011 and 2012, respectively. Export sales to our customers in Hong Kong accounted for approximately 97.9%, 95.4% and 87% of our revenues in 2010, 2011 and 2012, respectively. We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong and the PRC.

Marketing

Our marketing group focuses its efforts on product strategy, new product introduction, demand assessment and competitive analysis. Our marketing group works closely with our value-added distributors and contract manufacturer customers to better align our product development efforts with the requirements of the brand owners. We also hold product introduction seminars with our value-added distributor, contract manufacturers and brand owner customers whenever we have a major breakthrough in product development. Our marketing group monitors our sales and the inventory levels of our customers to allocate our shipments. In addition, our marketing group collaborates with our customers in product development strategies and strategic marketing. We have been able to leverage our position at the beginning of the portable media player and tablet design and manufacturing value chain to organize group purchases and negotiate volume discounts for our downstream customers who require other portable media player or tablet components, such as flash memory, LCD or OLED displays, touch panels, WiFi/3G modules to build their end-products. Our marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our research and development department as well as with our brand owner customers.

As of December 31, 2012, we had a total of 22 direct sales and marketing employees, most of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players and tablets to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China, allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2012, our technology service center employed 356 field application engineers, 244 of whom were located in Zhuhai, 76 of whom were located in Shanghai, and 36 of whom were located in Shenzhen. We plan to increase the number of our application engineers as we continue to grow our business.

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

We have implemented an ERP (Oracle E-Business Suite) system so that we can successfully conduct data mining on marketing information from our customers’ orders, our own research and development efforts and product delivery status. We use control objectives for information and related technology, or COBIT, as guidance and a framework for our information technology governance. We believe our well-developed information technology system is one of the key factors in allowing us to identify market trends and demands ahead of our competitors.

Manufacturing

Our SoCs are manufactured by third-party foundries that process silicon wafers and produce the SoCs. Presently, He Jian and UMC manufacture almost all of our semiconductors in mass production stage. We also maintain relationships with other contract foundries to help ensure we have alternative manufacturing capabilities in various processing technologies.

The major raw materials in use are silicon wafers, which are procured by our third-party foundries and are widely available commodity in the semiconductor supply chain. However, the processing capacity in certain technology nodes may significantly fluctuate due to market demands and contract foundries’ capital investment plans. If the capacity is tied up and in high demand, fabricated wafer price will increase and the lead time will be prolonged. During the financial downturn in late 2008 through early 2009, when the market demands were extremely light and foundry utilizations were at record low, we enjoyed competitive wafer pricing. In the second half of 2009, the market demands recovered and foundry capacity become short, and as a result wafer prices had limited flexibility. In addition, starting from 2010, certain international Integrated Device Manufacturers (IDMs) released large orders to foundries, which resulted in foundry capacity being tied up and little flexibility in wafer prices.

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

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first-hand knowledge of the manufacturing process. We conducted approximately 100%, 98% and 97% of the testing of our silicon wafers internally in 2010, 2011 and 2012, respectively, and approximately 100%, 80% and 70% of the testing of our final SoC products internally in 2010, 2011 and 2012, respectively. We will closely evaluate our in-house testing capacity to ensure the most cost-effective combination between on-site and out-sourced testing.

Quality and Reliability Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of our products, processes and customer service. We apply established design rules and practices for devices through standard design, layout and testing processes. We also rely on in-depth simulation studies and practical application testing to validate and verify our SoCs. We strive to achieve best-in-class quality and reliability performance on all of our products through a systematic approach that emphasizes quality at every phase of product development and manufacturing. From initial design conception to fabrication, testing, and assembly, we strive to assure quality by fabrication and assembly process monitoring, materials inspections, wafer level reliability, testing, new product qualification testing and reliability monitoring of finished products. We emphasize a strong supplier quality management practice in which the independent suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. We also require that the independent suppliers used by our manufacturing logistics partners have a quality management system and are certified to the ISO9000 series standard. All our products are in compliance with the requirements from ROHS (The Restriction of the use of Certain Hazardous Substances in Electrical and Electronic Equipment) and REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) issued by the European Union. In addition, our suppliers and we actively comply with the requirements of the applicable laws and regulations related to environment control and protection. To ensure consistent product quality, reliability and yield, we work together with our contract manufacturers to closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry, testing house and assembly subcontractor.

Intellectual Property

As of December 31, 2012, we held 134 issued patents and had 85 pending patent applications in PRC, 5 issued patents and 10 pending patent applications in the United States, and 15 pending patent applications in the European Union. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. In addition, we owned 21 registered layout designs and 22 registered computer software copyrights in the PRC.

We held 49 registered trademarks and 8 pending trademark applications in the PRC as of December 31, 2012. In addition, we also held 4 registered trademarks in Hong Kong, 4 in Taiwan, 4 in the United States, 4 in the European Union, 3 in Australia, 3 in Russia, 2 in Brazil, 3 in Korea, 3 in Singapore, 2 in Japan, 3 in Canada and 1 in India and 3 pending trademark applications in India and 1 in Brazil as of December 31, 2012. Our trademarks include Actions, Actions Semiconductor, and the Actions Semiconductor logo. These trademarks remain valid while we continue to use and renew them.

We have established an intellectual property rights, or IPR, department which serves our entire organization and undertakes patent application, trademark registration, integrated circuit layout design registration, software copyright registration, and related legal affairs. As of December 31, 2012, we had 2 in-house intellectual property legal counsels and engineers who worked closely with all departments including marketing, research and development and had extensive connections with external law firms and intellectual property offices.

Competition

The market for SoCs for portable media players and tablets is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin, Freescale, General Plus, Infotmic, Ingenic, JieLI, MVSilicon, Rockchips, Vmicro and WonderMedia. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally that are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different from the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As tablets and portable media players become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as embedding portable media player functionality of audio and video into mobile phones, global positioning systems (GPS), mobile digital TVs, digital photo frames, gaming devices, automotive stereos, boom boxes, MPEG readers, eyewear, watches, Bluetooth earphones, gifts, toys and other fashion items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

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

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue,or the Guidance Catalogue, issued on December 24, 2011 by the PRC Ministry of Commerce and the PRC State Development and Reform Commission, or the SDRC, and went effective on January 30, 2012, digital audio and video codec equipment, integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the above-mentioned business activities currently conducted by Actions Semiconductor (Zhuhai) and our other subsidiaries within the PRC.

Integrated Circuit Design and Software Development

Pursuant to the Several Policies on Encouragement of Development of Software and Integrated Circuit Industries, or the Encouragement Policies, promulgated by the PRC State Council on June 24, 2000 and effective as of the same date, certified software enterprises can enjoy various incentive polices available to the software enterprises under the Encouragement Policies such as incentive policies relating to investment and financing, taxation, industrial technologies, exports, income distribution and protection of intellectual property rights. For example, certified software enterprises are exempt from tariffs on their imported manufacturing equipment for self-use. Certified integrated circuit design enterprises are treated in the same manner as certified software enterprises and therefore can enjoy the incentive polices available to certified software enterprises under the Encouragement Policies.

Certification of software enterprises is governed by the Tentative Standards and Administrative Measures on Certification of Software Enterprises, or the Software Certification Measures, issued by the PRC Ministry of Industry and Information Technology, or MIIT, which was formerly called Ministry of Information and Industry prior to June 29, 2008, the PRC Ministry of Education, the PRC Ministry of Science and Technologies and the SAT on October 16, 2000 and effective as of the same date. Pursuant to the Software Certification Measures, software products are defined as software embedded in computer software, information systems or equipment provided to users or computer software provided in conjunction with the provision of computer information system integration or application services or other technical services. The MIIT is responsible for the nationwide administration of such certification, and relevant software industrial associations or other associations authorized by the MIIT are the certification organizations of software enterprises. Actions Semiconductor (Zhuhai) has been certified as a software enterprise from 2003 to 2012, and is subject to annual inspection.

The Administrative Measures on Certification of Software Enterprises, or the New Software Certification Measures, was issued by the MIIT, PRC National Development and Reform Commission, or NDRC, the PRC Ministry of Finance and the State Administration of Taxation, or SAT, on February 26, 2013 and became effective on April 1, 2013. The New Software Certification Measures included, among other things, changes to the definition of software enterprises and the removal of software industrial associations as certification authorities. The Software Certification Measures remain effective, provided that the New Software Certification Measures shall prevail to the extent there is any inconsistency with the Software Certification Measures.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products, or the IC Design Certification Measures, issued by the MIIT and the SAT on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MIIT and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MIIT. Final verification and approval must be given by the MIIT in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Actions Semiconductor (Zhuhai) has been certified as an integrated circuit design enterprise from 2005 to 2012, and is subject to annual inspection.

China’s State Council publicly issued a circular on January 28, 2011 that provides various incentives for the software and integrated circuit industries. Specifically, the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries (Guo Fa [2011] No. 4), or Circular 4, contains tax, investment and financing, and R&D incentives. In addition to existing incentives, Circular 4 confirms that certain new tax incentives will be introduced. For example, the certified software enterprises and certified integrated circuit design enterprises may be exempt from business tax and simplified application procedures will apply to the following activities: (1) software development and testing; (2) information system integration, consulting and maintenance; and (3) IC design. In order to implement Circular 4, the PRC General Administration of Customs, or GAC, has promulgated an announcement and released policies and measures to support the development of software industry and integrated circuit industry. According to such announcement, policies and measures of GAC, the imported materials and parts of certified integrated circuit design enterprises and qualified software enterprises which meet requirements of current laws, regulations and policies may enjoy exemption of import duties.

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

Integrated circuit diagram designs are specifically protected under the Protection Regulations for Integrated Circuit Diagram Design promulgated by the State Council on April 2, 2001 and effective as of October 1, 2001 and their Implementation Rules issued by the PRC State Intellectual Property Office, or the SIPO, on September 18, 2001 and effective as of October 1, 2001. Integrated circuit diagram designs are entitled to proprietary rights for a ten-year period upon registration with the SIPO.

Registered trademarks are protected under the Trademark Law amended by the Standing Committee of National People’s Congress, or the SCNPC, on October 27, 2001 and effective as of December 1, 2001. Trademarks can be registered with the Trademark Office for renewable ten-year periods.

Registered patents are protected under the Patent Law amended by SCNPC on December 27, 2008 and effective as of October 1, 2009. Under the Patent Law, patents are divided into three categories: specifically inventions, utility models and exterior designs, which can be registered with the SIPO. The protection period for inventions is 20 years, and the protection periods for utility models and exterior designs are 10 years.

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

Taxation in the PRC

The EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, foreign invested enterprises and domestic enterprises are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transition to the 25% uniform tax rate during such five-year period. For those companies which are enjoying tax holidays, such tax holidays may continue until its expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law, i.e., 2008. While the EIT Law equalizes the tax rates for foreign invested enterprises and domestic enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as High Technology Enterprises, whether foreign invested enterprises or domestic enterprises. For the potential effects of the EIT Law on our preferential tax treatment, see also “Item 3.D. Risk Factors – Risks Related to Doing Business in China – Changes in the preferential tax treatments we currently enjoy in the PRC may have an adverse impact on our results of operations.”

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the EIT Law and its implementing rules with respect to the resident enterprise determination is available for overseas companies such as ours that are not established or controlled by PRC companies. Therefore, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise. Please also see “Item 3.D. Risk Factors – Risks Related to Doing Business in China – We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.”

According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from EIT except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, given the short history of the EIT Law and its subsequently issued circulars retroacting to January 1, 2009, it remains unclear whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from EIT. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and nonresident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC EIT rate and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements. Please also see “Item 3.D. Risk Factors – Risks Related to Doing Business in China – Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws.”

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

On February 3, 2011, the General Office of the State Council promulgated the M&A Security Review Rule, which became effective on March 6, 2011. The M&A Security Review Rule provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to security review of the PRC governments. The security review assesses the impact of the acquisition on national security, stable operation of national economy, basic livelihood of the people, and research and development capacity for key technologies related to the national security.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

Under these regulations, a foreign-invested enterprise in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In particular, each of our principal PRC subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, is required to set aside at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash.

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

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of March 31, 2013.

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

Our other principal locations, their purposes and the expiration dates for leases on facilities at those locations are shown in the table below.

Location	Purpose	Approximate square feet	Lease expiration
Hong Kong	Export trade office and warehouse	2,046	December 2014

Shenzhen, PRC	Sales office and technology service center	145,807	June 2014

Shanghai, PRC	Research and development and management service center	15,441	March 2014

On March 19, 2010, Actions Technology (Shanghai) won the bid to purchase from the local government the land use right for 50 years of a parcel of land of approximately 11,000 square meters in size located in Zhangjiang Hi-Tech Park, Pudong District, Shanghai, for a purchase price of RMB 61.2 million and entered into a land transfer contract with the Pudong District government after paying the full bidding price on July 23, 2010. After Actions Cayman transferred Actions Enterprise (HK), the holding company of Actions Technology (Shanghai), to Nann Capital and invested in 40% of Nann Capital, Actions Technology (Shanghai) has become one of our indirect equity method investments. Actions Technology (Shanghai) plans to construct a research and development center, or R&D Center, on this parcel of land and expects to fund the bulk of the construction with capital injection from its shareholders, including us. In May 2012, Actions Technology (Shanghai) obtained the approval for the construction plan and commenced construction work. The total cost of the R&D Center is estimated to be approximately RMB 320 million and, as of December 31, 2012, expenditures for the construction totaled approximately RMB 110 million. The construction of the R&D Center is expected to be completed in July 2015.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players and tablets. We provide integrated platform solutions to portable media player and tablet manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products. We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market position through investing in technology leadership, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues primarily from sales of SoCs for portable media players. We generally sell our SoCs together with solution development kits, or SDKs, or together with SDKs and reference designs, which we sometimes refer to as our total solutions.

We have also generated limited revenues from sales of SoCs for tablets and providing semiconductor product testing services to our investee companies, such as Actions Beijing and Hi-Trend Technology (Shanghai), or Hi-Trend, which is an investee we have accounted for using the cost method, at times when we had excess capacity in our semiconductor testing operations.

Revenues from our SoCs for portable media players and tablets are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players and tablets mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2010, 2011 and 2012, sales of SoCs for portable media players and tablets accounted for approximately 99.6%, 99.3% and 99.7% of our total revenues, respectively.

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

In general, our per unit costs, including wafer cost and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders and experienced economies of scale. From 2007 to 2012, our per unit costs declined further due to design improvements, wafer processing technology migration, and a decrease in wafer prices, notwithstanding that the volume of orders decreased from 2007 to 2012.

Wafer Pricing: We outsource the manufacturing of our SoC products to contract foundries. Wafer cost, which include both the purchase of raw silicon wafers and the foundries’ processing charges, are the largest component of our cost of revenues. We expect that wafer cost will continue to comprise the largest portion of our cost of revenues for the foreseeable future.

Royalty Payments:  We have entered into license agreements with respect to third-party technologies that we use in our products. We generally pay license fees at the time we enter into the license agreement with a technology licensor. In addition, we pay royalty fees to the technology licensors based on a percentage of net revenue generated from sales of the chips incorporating the licensed technologies, which percentage royalty rate varies depending upon the tiers of cumulative unit volume of all chips shipped, subject to an applicable floor.

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

Gross Profit

As the industry in which we compete is characterized by intense competition, integrated platform providers, including our company, must continuously invest in research and development to update and improve product features and functions. As a result, selling prices for products with less advanced features and functions generally decline over time as newer products are introduced. This aspect of the portable media player and tablet market means that in order to maintain our competitiveness and overall gross profit margin, we are required to continue to develop and offer products with improved features and additional functionality. We expect that our overall gross profit, as a percentage of revenues, may fluctuate from period to period as a result of shifts in product mix, changes in demand by consumers, changes in our pricing policies and those of our competitors, and new product introductions by us and our competitors.

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

Research and development expenses comprised 65.0%, 67.0% and 70.7% of our operating expenses in 2010, 2011 and 2012, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and as the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, share-based compensation, employee benefits, and related expenses for information technology, human resources, finance, legal, other administration functions, and senior management. General and administrative expenses comprised 30.5%, 26.7% and 25.5% of our operating expenses in 2010, 2011 and 2012, respectively. We have managed since 2008, and expect to continue in the future, to control our general and administrative expenses in a cost effective manner, which includes a pay cut on executives and high-level management personnel and a hiring freeze of non-engineering employees we instituted in January 2009 that currently remain in effect. In addition, we have continued to improve our working processes and efficiency to lower general and administrative expenses. Our general and administrative expenses may increase in the future to further expand our business and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company.

Sales and marketing expenses:   Our sales and marketing expenses consist primarily of salaries, share-based compensation, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Sales and marketing expenses comprised 4.5%, 3.6% and 3.8% of our operating expenses in 2010, 2011 and 2012, respectively. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts and marketable securities as a part of our cash management activities.

Other (loss) income

Our other income is principally comprised of income related to certain foreign exchange gains or losses.

Taxation

.The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company or Mavrix levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company or Mavrix. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, Actions Semiconductor Mauritius' and Artek Microelectronics (HK)'s income are subject to taxation in Macuritius and Hong Kong, respectively; however, up to and as of December 31, 2012, both entities have not had any taxable profits. Shanghai Actions, Actions Microelectronics (HK), Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation. Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

Effective January 1, 2008, the EIT Law was implemented. Under the law:

1.	all resident enterprises, domestic or foreign, are subject to the unified EIT rate of 25%.

2.	companies that are categorized as High Technology Enterprises are entitled to a reduced tax rate of 15%.

3.            Companies which were established before the promulgation date of the EIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday have a five-year period transitioning to the new unified EIT rate. In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives, or Circular 39, based on which certain specifically listed categories of companies which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008 which means such companies would be subject to tax rates of 18%, 20%, 22%, 24% and 25% for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively. Where transitional rules overlap with preferential policies provided by the EIT Law, a company may choose to implement the more favorable policy, and shall not enjoy both simultaneously. Also the policy cannot be changed once determined.

The new law allows the preferential tax treatment to be continued to be enjoyed by companies up until the year when such preferential tax treatment expires. For those companies whose tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law, i.e., 2008.

Actions Semiconductor (Zhuhai)

As at December 31, 2007, foreign-invested enterprises in the PRC were generally entitled to various preferential tax treatment which led to their effective EIT rate being significantly lower than the otherwise applicable total tax rate of 33%, the sum of a 30% national tax rate and a 3% local tax rate. Actions Semiconductor (Zhuhai) was entitled to a reduced national tax rate of 15% as a foreign-invested enterprise established in the Zhuhai Special Economic Zone of China, or Zhuhai Economic Zone, principally conducting its business operations in this Zhuhai Economic Zone.  In addition, as a production-oriented enterprise, Actions Semiconductor (Zhuhai) was further exempted from the EIT for two years since its first year of profitable operations , which were 2004 and 2005, after offsetting prior years' tax losses and entitled to a 50% reduction in its EIT rate for the following three years, which were 2006, 2007 and 2008, as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. Actions Semiconductor (Zhuhai) is exempt from the 3% local income tax during the preferential tax treatment period of five years commencing from 2004 pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People’s Government of Guangdong Province issued in 1992.

With a then-effective 15% tax rate, Actions Semiconductor (Zhuhai) was eligible for an 18% transitional EIT rate for the year ended December 31, 2008. Because Actions Semiconductor (Zhuhai) was also enjoying the further 50% reduction in its EIT rate for a last year in 2008, its effective EIT rate became 9% for the year ended December 31, 2008.

On December 16, 2008, a certificate of "High Technology Enterprise" was granted to Actions Semiconductor (Zhuhai), as a result of which the applicable tax rate of Actions Semiconductor (Zhuhai) was 15% for the years ended December 31, 2009, 2010 and 2011, respectively, and 25% thereafter, unless it continues its status and receives certification as a "High Technology Enterprise" by the end of 2011.

 On August 23, 2011, Actions Semiconductor (Zhuhai) successfully renewed its certificate of "High Technology Enterprise" effective from January 1, 2011. As a result, the applicable tax rate continues to be 15% for the years ended December 31, 2012 and 2013 and the year ending December 31, 2014, respectively, and 25% thereafter unless Actions Semiconductor (Zhuhai) continues its status and receives certification as a "High Technology Enterprise" by the end of 2014.

Artek Microelectronics (Shenzhen)

Artek Microelectronics (Shenzhen) was established in the Shenzhen Special Economic Zone, or Shenzhen Economic Zone, of China as a foreign-invested enterprise that principally conducts its business operations in the Shenzhen Economic Zone.  Therefore, it was subject to a reduced EIT rate of 15% and was exempted from the EIT in the years ended December 31, 2007 and 2008, which were the first and second years Artek Microelectronics (Shenzhen) had profits after offsetting its prior years' tax losses.   From 2009 to 2011, during which the EIT rate had initially been changed to the unified transitional rates of 20%, 22% and 24%, respectively, Artek Microelectronics (Shenzhen)was in addition entitled to a 50% tax rate reduction pursuant to the same preferential tax treatment, as in the case of Actions Semiconductor (Zhuhai), as a result of which the effective income tax rate became 10%, 11% and 12% for the years ended December 31, 2009, 2010 and 2011, respectively. Artek Microelectronics (Shenzhen) was no longer entitled to a 50% reduction to the EIT rate in 2012 but it successfully obtained a certificate of "High Technology Enterprise" in 2012, resulting in an income tax rate of 15% being applied for the year ended December 31, 2012 and the years ending December 31, 2013 and 2014.

Tax Residency

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status.  The EIT Law became effective January 1, 2008 and provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.  Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Despite the current uncertainties resulting from the limited PRC tax guidance on the issue, except Mavrix whose place of effective management is in Shanghai, we determined that our legal entities organized outside of the PRC should not be treated as PRC tax residents for EIT Law purposes as the places of effective management of such entities are outside of China.  If one or more of our legal entities organized outside of the PRC were characterized as a PRC tax resident, then the additional tax cost might be significant. See also “Item 3.D. Key Information — Risk Factors —Risks Related to Doing Business in China— We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.”

Our calculation of income taxes generally reflects our status as a non-PRC tax resident company.  An additional consequence of us and/or our non-PRC subsidiaries being treated as tax residents in the PRC would be the taxability in the PRC of certain payments we make to the non-PRC tax resident recipients.  This may include dividends, interest, and royalties.

We have subsidiaries that are tax residents in the PRC so we will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.  Our tax provision includes $3,189,383 of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within our PRC subsidiaries as of December 31, 2012.

Actions Technology (HK) and Artek Microelectronics (HK) were subject to Hong Kong Profits Tax at a rate of 16.5% for the years ended December 31, 2010, 2011 and 2012, respectively.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) allowance for doubtful accounts; (c) write-downs for obsolete inventory; (d) provision for litigation claims; (e) share-based compensation expense; (f) valuation allowance against deferred tax assets; (g) impairment of long-lived assets; and (h) impairment of investments The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

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

Allowance for Doubtful Accounts. We conduct credit evaluations of customers and analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we will record an allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. We recorded provision of allowance for doubtful accounts in the amount of US$0.1 million, US$0.1 million and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Share-based Compensation Expense. We approved our share-based compensation plan and its amendment in May 2007 and on May 21, 2008, pursuant to which we granted options to purchase 8,000,000 of our ADSs, representing 48,000,000 ordinary shares, to employees at exercise prices of US $3.30 per ADS in exchange for their continuous employment of 4 years after the grant date. The exercise prices of the options were reduced to US$1.40 on February 26, 2009, and the first exercise date was postponed to the second anniversary of grant date. On November 12, 2010 and April 1, 2013, we further amended the plan to increase the number of shares available for grant by 1,400,000 ADSs, representing 8,400,000 ordinary shares, and 2,000,000 ADSs, representing 12,000,000 ordinary shares, respectively. We accounted for share-based compensation for employees based on the grant-date fair value of the award determined options using the Black-Scholes option pricing model. For any awards that are modified, we calculate the incremental fair value of the award resulting from the modification. Such incremental value is calculated as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified and it is further amortized over the remaining vesting period of the award. That cost will be recognized over the period during which our employees provide services in exchange for the award, which is typically four years. If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly and could materially affect our operating results. For example, we reviewed our actual employee terminations in the past two years and changed the estimated employee forfeiture rate from original 5% to 10%, and further to 15% to reflect the current competitive environment of talent recruiting and sustaining in China. We estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expenses to be recognized in future periods.

On April 1, 2013, we granted certain performance-based options the underlying ADSs of which will vest in accordance with performance milestones. We recognize share-based compensation expense associated with such options after an evaluation on the likelihood of achieving the performance milestones.

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

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, our tax residency status. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the EIT Law and its implementing rules with respect to the resident enterprise determination is available for overseas companies like ours that are not established or controlled by PRC companies. Despite the current uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the EIT Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, there would be adverse impact on our results of operation. See also “Item 3.D. Key Information — Risk Factors —Risks Related to Doing Business in China— We may be deemed a Chinese resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC taxation on our worldwide income.”

Goodwill and Other Intangible Assets. We record goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired.  In-process research and development, or IPR&D is recognized separately from goodwill at fair value of acquisition date. IPR&D is not subjected to amortization until research and development efforts are completed and assets are ready for their intended use.  Goodwill is tested for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value.  IPR&D is tested for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of the IPR&D may no longer be recoverable. For the year ended December 31, 2012, we identified only one reporting unit.

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

In 2012, the Group recorded other-than-temporary impairment losses related to two unlisted equity securities issued by two private entities ("Investees"). The management of the Group has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $803 and $1,740 have been recognized respectively and the investments in these unlisted equity securities are written down to approximately $1,500 and nil as of December 31, 2012.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 3.3% in 2010, 5.4% in 2011 and 2.6% in 2012.

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

Recently Issued Accounting Pronouncements

In December 2011, the FASB has issued Accounting Standard Update ("ASU") 2011-11, Disclosures about Offsetting Assets and Liabilities, an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.

In July 2012, the FASB has issued Accounting Standard Update ("ASU") 2012-12, Testing Indefinite-Lived Intangible Assets for Impairment, an authoritative pronouncement related to testing indefinite lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2010		%	2011		%	2012		%
	(thousands)			(thousands)			(thousands)
Revenues:
System-on-a-chip products	US$	37,434	99.6%	US$	47,168	99.3%	US$	54,150	99.7%
Semiconductor product testing services		151	0.4%		317	0.7%		179	0.3%
Total revenues		37,585	100.0%		47,485	100.0%		54,329	100.0%
Cost of revenues:
System-on-a-chip products		(22,846)	-60.8%		(28,821)	-60.7%		(35,007)	-64.4%
Semiconductor product testing services		(81)	-0.2%		(176)	-0.4%		(100)	-0.2%
Total cost of revenues		(22,927)	-61.0%		(28,997)	-61.1%		(35,107)	-64.6%
Gross profit		14,658	39.0%		18,488	38.9%		19,222	35.4%
Other operating income		966	2.6%		1,523	3.2%		896	1.6%
Operating expenses:
Research and development		(17,325)	-46.1%		(22,086)	-46.1%		(23,739)	-43.7%
General and administrative		(8,125)	-21.6%		(8,786)	-18.5%		(8,573)	-15.8%
Selling and marketing		(1,208)	-3.2%		(1,195)	-2.5%		(1,281)	-2.4%
Impairment on goodwill and intangible assets		—	—		(888)	-1.9%		—	—
Total operating expenses		(26,658)	-70.9%		(32,955)	-69.4%		(33,593)	-61.8%
Loss from operations		(11,034)	-29.4%		(12,944)	-27.3%		(13,475)	-24.8%
Other income		2,348	6.2%		4,066	8.6%		1,547	2.8%
Dividend income from an other investment		—	—		889	1.9%		—	—
Investment income from an other investment		—	—		268	0.6%		—	—
Fair value change in trading securities		(2)	-0.1%		4	0.0%		2	0.0%
Gain on disposal of an other investment		137	0.4%		195	0.4%		—	—
Interest income		9,608	25.6%		12,668	26.7%		13,240	24.4%
Interest expense		—	—		(144)	-0.3%		(250)	-0.5%
Other-than-temporary impairment loss on investments		—	—		—	—		(2,543)	-4.7%
Income (loss) before income taxes, equity in net loss of equity method investees and non-controlling interest		1,057	2.8%		5,002	10.5%		(1,479)	-2.7%
Income tax expense		(422)	-1.1%		(879)	-1.9%		(772)	-1.4%
Equity in net loss (income) of equity method investees		(781)	-2.1%		(1,113)	-2.3%		41	0.1%
Remeasurement gain on equity interest on acquisition of a subsidiary		494	1.3%		—	—		—	—
Net income (loss)		348	0.9%		3,010	6.3%		(2,210)	-4.1%
Add: Net loss (income) attributable to non-controlling interest		36	0.1%		(5)	0.0%		8	0.0%
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	US$	384	1.0%	US$	3,005	6.3%	US$	(2,202)	-4.1%

Year ended December 31, 2012 and 2011

Revenues. Revenues increased by US$6.8 million, or 14.4%, from US$47.5 million in 2011 to US$54.3 million in 2012. The increase was primarily due to an approximately 20% increase in units shipped compared to 2011 which was partially offset by an approximately 4% decrease in the average selling price of our SoCs for portable media players in 2012 compared to 2011. The decrease in the average selling price was primarily the result of our product mix adjustment in 2012. The increase in units shipped was mainly due to the recovery of market demand, which had decreased after the global financial crisis started in 2008.

Revenues from sales of SoCs for tablets, our new products launched in 2012, contributed less than 5% of our total revenue in 2012.

Revenues from providing semiconductor products testing services comprised of 0.7% and 0.3% of our total revenue in 2011 and 2012, respectively.

Cost of Revenues. Cost of revenues increased by US$6.1 million, or 21.1%, from US$29.0 million in 2011 to US$35.1 million in 2012, primarily due to the increase in sales volume.

Gross Profit. Our gross profit increased by US$0.7 million, or 4.0%, from US$18.5 million in 2011 to US$19.2 million in 2012. Our gross profit margin was 35.4% in 2012, compared to 38.9% in 2011. The increase in gross profit was due to the increase in sales volume. The decrease in gross profit margin was due to the increased average unit cost compared with that of 2011.

Other Operating Income. Other operating income including subsidies from PRC government authorities, royalty income, and intellectual property transfer income decreased by US$0.6 million, or 41.2%, from US$1.5 million in 2011 to US$0.9 million in 2012.

Operating Expenses. Total operating expenses increased by US$0.6 million, or 1.9%, from US$33.0 million in 2011 to US$33.6 million in 2012.

•          Research and development. Research and development expenses increased by US$1.7 million, or 7.5%, from US$22.1 million in 2011 to US$23.7 million in 2012 due primarily to an increase of US$1.2 million in the amortization of intangible assets and an increase of US$0.5 million in salary, bonus and social insurance contribution for research and development personnel.

•          General and administrative expenses. General and administrative expenses decreased by US$0.2 million, or 2.4%, from US$8.8 million in 2011 to US$8.6 million in 2012 due primarily to a decrease of US$0.3 million in consulting expenses which was partially offset by other increases in the general and administrative expenses.

•          Selling and marketing expenses. Selling and marketing expenses increased by US$0.1 million, or 7.2%, from US$1.2 million in 2011 to US$1.3 million in 2012.

Impairment on goodwill and intangible assets. On September 30, 2011, we recorded an impairment charge of US$468 thousand and US$420 thousand, respectively, for goodwill and IPR&D technology related to the acquisition of Mavrix in August 2010.

Loss from Operations. As a result of the foregoing, our loss from operations increased by US$0.6 million, or 4.1%, from a loss of US$12.9 million in 2011 to a loss of US$13.5 million in 2012.

Interest Income. The amount of our cash, cash equivalents and time deposit increased to US$81.3 million as of December 31, 2012, compared to US$33.2 million as of December 31, 2011. Our investment in marketable securities has decreased to US$142.0 million as of December 31, 2012 compared to US$186.9 million as of December 31, 2011. As we acquired certain financial products, with higher interest rate, prior to the decrease in interest rates in June and July 2012, we were able to avoid the decrease in interest income. As a result, our interest income increased by US$0.6 million, or 4.5%, from US$12.7 million in 2011 to US$13.2 million in 2012.

Other Income. Other income from operations was US$1.5 million in 2012 compared to other income from operations of US$4.1 million in 2011 due primarily to foreign exchange gain as a result of the 1.0% appreciation of the RMB against the US dollar in 2012 compared to the 4.6% appreciation of the RMB against the US dollar in 2011.

Income Tax Expense. Our subsidiaries incorporated in the PRC are subject to EIT in the PRC.  Our income tax expense were approximately $0.9 million and $0.8 million in 2011 and 2012, respectively.

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

Cost of Revenues .. Cost of revenues increased by US$6.1 million, or 26.5%, from US$22.9 million in 2010 to US$29.0 million in 2011, corresponding to the increase in sales volume.

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

•          Research and development. Research and development expenses increased by US$4.8 million, or 27.5%, from US$17.3 million in 2010 to US$22.1 million in 2011 due primarily to an increase of US$3.3 million in salary, bonus and social insurance contribution for research and development personnel , US$0.4 million in compensation expenses in connection with stock options granted to research and development personnel and US$0.4 million in mask expense.

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

Income Tax Expense. Our subsidiaries incorporated in the PRC are subject to EIT in the PRC.  Our income tax expense were approximately $0.4 million and $0.9 million in 2010 and 2011, respectively.

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2010		2011		2012
	(thousands)
Net cash provided by operating activities	US$	3,230	US$	7,265	US$	(3,296)

Net cash (used in) provided by investing activities		(51,685)		(26,658)		33,791
Net cash provided by (used in) financing activities		2,619		7,131		6,936
Net increase (decrease) in cash and cash equivalents		(45,836)		(12,262)		37,431
Cash and cash equivalents, beginning of year		87,706		42,872		33,207
Effect of exchange rate changes on cash		1002		2,597		698
Cash and cash equivalents, end of year	US$	42,872	US$	33,207	US$	71,336

On December 31, 2012, we had US$223.3 million of cash, cash equivalents, time deposit and marketable securities. In general, our primary uses of cash were for operating and investment activities, such as the purchase of inventory and financing of construction related to our expansion plans. Our largest source of cash was cash collections from our customers. We have been able to meet our cash needs principally by using cash on hand, a portion of which was generated from our initial public offering in November 2005 and a portion of which was generated by cash from operations. Although we believe that cash generated from operations will be sufficient to fund our expected cash requirements and planned capital expenditure for at least the next 12 months, any worldwide financial market disruption could have a negative impact on our available resources in the future. Our minimum projected obligations for fiscal year 2013 and beyond are set forth below under “contractual obligations.”

Operating Activities

In 2012, net cash used in operating activities amounted to US$3.3 million while we suffered a net loss during this period of US$2.2 million. We recorded a net purchase of inventory of US$4.5 million, a decrease of accrued expenses and other current liabilities of US$3.5 million, an increase of prepaid expenses and other current assets of US$2.5 million, an increase of accounts payable of US$3.6 million, an increase of accounts receivable of US$3.2 million, impairment loss recognized in respect of other investments of US$2.5 million, depreciation of property, plant and equipment of US$2.3 million, amortization of acquired intangible assets of US$3.1 million and an increase of share-based compensation expense of US$1.5 million.

In 2011, net cash provided by operating activities amounted to US$7.3 million. We generated net income during this period of US$3.0 million. We recorded a net purchase of inventory of US$2.6 million, a decrease of accrued expenses and other current liabilities of US$3.0 million, a decrease of prepaid expenses and other current assets of US$1.7 million, an increase of accounts payable of US$1.3 million, share of net loss of an equity method investee of US$1.1 million, depreciation of property, plant and equipment of US$2.1 million, amortization of acquired intangible assets of US$1.8 million and an increase of share-based compensation expense of US$1.9 million.

In 2010, net cash provided by operating activities amounted to US$2.8 million. We generated net income during this period of US$0.3 million. We recorded a net purchase of trading securities of US$0.5 million, a decrease of accrued expenses and other current liabilities of US$1.7 million, including $0.7 million in connection with the construction of our new corporate headquarters in Zhuhai and $0.9 million in connection with our investment in Hi-Trend, an increase of prepaid expenses and other current assets of US$1.3 million, a remeasurement gain on the equity interest acquired in a subsidiary of US$0.5 million, share of net loss of an equity method investee of US$0.8 million, depreciation of property, plant and equipment of US$1.9 million, amortization of acquired intangible assets of US$1.9 million, an increase in share-based compensation expense of US$1.5 million, and a write-down of inventories of US$0.4 million.

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

Investing Activities

In 2012, net cash provided by investing activities was US$33.8 million. We recorded a net decrease of marketable securities of US$46.6 million, investment in cost method investee of US$1.5 million, and purchase of intangible assets of US$1.1 million, purchase of property, plant, and equipment of US$0.2 million, and an increase in time deposits of US$10.0 million.

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

The purchases of additional marketable securities in 2010, 2011 and 2012 mainly included money market deposits and trust financial products issued by PRC commercial banks and financial institutions with maturities between three and twelve months. The money market deposits are foreign currency deposits which have market-based interest rates with principal that is protected. The trust financial products are investments in individual funds or in pools of funds held by financial institutions, which in turn use the funds to invest in debt instruments. The underlying debt securities have favorable fixed interest rates and maturities between three to twenty-four months when purchased. Such marketable securities are classified as held to maturity because we have the intention and the ability to hold the securities to maturity. The percentage of our assets held as money market deposits and trust financial products was 66.3%, 60.6% and 44.1% in 2010, 2011 and 2012, respectively. Because we have sufficient cash on hand to meet the demands from our day-to-day operations, we chose to hold a portion of our cash assets in the form of money market deposits and trust financial products to ensure the security and appreciation of our cash assets. Such investments are low risk capital preservation investments that are liquid and are issued and managed by well-regarded state-owned banks or independent financial institutions with high credit ratings in the PRC. The fair value of the investments may fluctuate depending on the applicable interest rate, which is determined primarily by the monetary policies adopted by the Chinese government. In the past, the Chinese government has closely supervised its state-owned banks and financial institutions and minimized delinquencies in their credit portfolios. We did not have any material exposure to the changes in the fair value of our investment portfolio as a result of changes in interest rates in 2010, 2011 and 2012. Future changes in Chinese monetary policy may affect the value of our investments and could have a material impact on our financial condition. However, due to the nature of these investments and relatively short maturity periods of three to twenty-four months from the time of purchase, we believe that we will remain free of any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

In addition, the increase of investments in equity method investees in 2010 consisted of strategic investments of US$4.4 million in Nann Capital and US$1.2 million in Grand Choice Investment Limited.

Financing Activities

Net cash generated by financing activities was US$6.9 million in 2012, primarily consisting of a short-term bank loan of US$8.5 million obtained from EFG BANK AG, Hong Kong Branch, advance subsidies of US$0.3 million from local authorities of Zhuhai, the PRC, proceeds of US$2.3 million from exercises of stock options, and ordinary shares repurchases under our repurchase program in the amount of US$4.2 million.

Net cash generated by financing activities was US$7.1 million in 2011, primarily consisting of a short-term bank loan of US$6.0 million obtained from E. SUN Bank -Hong Kong Branch and a short-term loan of US$6.0 million from China Trust Commercial Bank, advance subsidies of US$0.7 million from local authorities of Zhuhai, the PRC, proceeds of US$0.7 million from exercises of stock options, and ordinary shares repurchases under our repurchase program in the amount of US$6.3 million.

Net cash generated by financing activities was US$2.6 million in 2010, primarily consisting of receipt of amount due from Action Enterprises (HK) of US$11.0 million, which was a former subsidiary, advance subsidy US$0.3 million from local authorities of Zhuhai, the PRC, proceeds from exercise of stock options of US$0.3 million. Share repurchases under our repurchase program of ordinary shares in the amount of US$9.0 million.

Capital Expenditures

We made capital expenditures of US$16.3 million, US$33.5 and US$2.8 million in 2010, 2011 and 2012, respectively. Our capital expenditures in 2012 consisted principally of US$0.2 million for the purchase of property, plant and equipment, US$1.1million for the acquisition of intangible assets and US$1.5 million for investment in cost method investee.

After moving into our new corporate headquarters in Zhuhai in response to our anticipated growth, we may also establish additional offices in other cities in China, such as Shanghai, to better serve our existing and future customers or establish larger research and development facilities in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We continuously evaluate our need to expand our internal testing capacity to fulfill market demands and long-term investments strategies in companies or technologies consistent with our business objectives. Based on the existing plans, we expect to make additional capital expenditures totaling approximately US$8.75 million in 2013 in connection with such efforts. We will fulfill these additional capital expenditures with our existing RMB cash or obtain US dollar loan(s), which will allow for lower interest rates, for expenditures in China.

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

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. For example, our principal subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of their after-tax profits each year as a statutory reserve fund and to provide for a staff and workers’ bonus fund at the discretion of their boards of directors. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. In addition to those reserves, our PRC subsidiaries are also not permitted to distribute their registered capital as dividends. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen), Shanghai Actions, and Shanghai Mavrix are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$113.9 million, or 42.1%, and US$118.2 million, or 42.5%, of our total consolidated net assets, which included approximately US$12.5 million, or 4.6%, and US$13.2 million, or 4.7%, of our total consolidated net assets associated with the statutory reserves as of December 31, 2010 and 2011, respectively.

As of December 31, 2012, the restricted net assets associated with the statutory reserves of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) totaled approximately US$13.7 million, or 4.9% of our total consolidated net assets. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries is also restricted in that it cannot be used to pay dividends. As of December 31, 2012, the total amount of the registered capital and reserves of the Company’s PRC subsidiaries reached US$124.1 million, or 44.5% of our total consolidated net assets.

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

We have historically had minimal taxable income in jurisdictions other than China.

Reconciliation between the benefits for EIT computed by applying the EIT rate to profit before income taxes is as follows:

	Year ended December 31,
	2010	2011	2012
PRC tax rate	25%	25%	25%

Tax provision (credit) at PRC enterprise income tax rate	$264	$1,251	$(370)
Expenses not deductible for tax purposes	260	717	1,224
Share-based compensation not deductible for tax purposes	1,532	420	366
Income not taxable for tax purposes	(981)	(706)	(599)
Net change in valuation allowance	342	910	1,623
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(473)	(1,081)	(911)
Effect of the different income tax rates in other jurisdictions	(145)	(34)	21
Effect of withholding tax on undistributed earnings	229	554	349
Effect of withholding tax on American Depository Shares ("ADS") reimbursement income	-	150	150
Utilization of tax loss previously not recognized	(341)	(1,053)	(979)
Overprovision in prior year	(264)	(236)	(81)
Others	(1)	(13)	(21)
Income tax expense	$422	$879	$772

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investments in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2012, we had 473 research and development engineers, who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

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

Our research and development efforts during 2010, 2011 and 2012 focused principally on improving the solutions and applications of our ATJ300X (car audio) series, ATS250X (boom box audio) series, ATJ331X/AK211X (MP3) series and ATJ223X /ATJ225X /ATJ227X /ATJ228X (portable media player) series products to enhance their appeal to our customers, and, in [2011 and 2012], also on the development and production of our ATM701X (tablet) series, ATM702X (tablet) series, ATJ212X (MP3) series, ATJ227X (portable media player) series products. In addition to these efforts, we are also currently focusing on gaining know-how and intellectual property in the areas of advanced audio and video technology. The continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure. Also, we will continue to focus on developing the low power consumption technology while the technologies to enhance the quality of sound, image and video high definition multi-format video, 3D video decoder and encoder, and 3D graphics are other key technologies on which we expect to focus in 2013. We integrated certain technologies mentioned above in the past two years into our new ATJ212X and ATM702X series products, which have been introduced to the market in the fourth quarter of 2012.

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

See also “Item 5.A Operating and Financial Review and Prospects—Operating Results—Financial Operations Overview—Operating Expenses—Research and development expenses” for information regarding the amount spent by us on research and development activities during the last three fiscal years.

Licenses

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third parties. We have entered into various licensing agreements with major technology companies, including MIPS Technologies International Ltd., Microsoft Corporation, ARM Limited, Samsung Electronics Co., Ltd., Lineo Solutions, Inc., and Real Networks Inc. We integrate third-party software or other licensed technology into almost all of our products.

D.	Trend Information

Demand for portable media players and tablets. As mentioned earlier, the portable media player market experienced rapid growth from 2004 to 2008, but has witnessed demand decrease since the economic crisis at the end of 2008. Though we have continued to derive steady revenue and profit from this market in 2012, we do not expect another period of rapid growth in this mature market in the future, especially given the uncertainty of the global economy.

The tablet market entered into a rapid growth period starting in 2012, especially for the low-end and low-cost tablets, which are also widely known as “white box” tablets, manufactured in China. Due to the marketing and promotional efforts of international companies such as Apple and Samsung, consumers are quickly becoming aware of the benefits of tablets. At the same time, the rapid maturation of the software applications market for smartphone and tablets provides end users with more incentives to purchase tablets. However, the high price point of certain tablets, such as Apple’s iPad and Samsung’s Galaxy series, does not appeal to all consumers, and determining the optimal price point is a key factor in this rapidly expanding market. We believe that the market for tablets at a lower price point is one which will continue to expand rapidly in the future. The consumer electronics industry in Southern China, which historically has focused heavily on production of MP3 and portable media players, already has the infrastructure and resources in place to support the production of tablets more affordable than many existing products currently being offered in the market such as a sub-US$100 7” tablet and a sub-US$200 10.1” tablet.

According to a research conducted in November 2012 by Digitimes, a daily publication covering the semiconductor, electronics and computer industries, the worldwide tablet shipping numbers for 2011 and 2012 was 73 million units and 155 million units, respectively, which represented a growth rate of 112% for the tablet market in 2012. If we break down the shipping numbers into Apple, non-Apple and white box segments, the highest growth rate occurred in the white box segment, growing from 10 million units in 2011 to 51 million units in 2012, which represents growth of over 400%, and supports our belief that a lower price point is critical for future growth in the tablet market. These white box tablets were sold in North America, Western Europe and many emerging markets such as Latin America, Eastern Europe, Russia, Africa, Southern Asia including India, and of course within China locally. In 2013, we expect the demand for white box tablets to remain strong. Even though the 51 million units shipped in 2012 represents an already significant market, most research institutions still forecast a growth rate of over 50% for China-manufactured white box tablets in 2013.

We foresaw this trend in the end of 2010, and significantly increased our investment in tablet SoCs since 2011. As a result, we were able to launch the single core tablet SoC ATM701x in the 1st half of 2012, and the multi-core tablet SoC ATM702x (OWL Series) in the end of 2012.

We have entered into the tablet market and are continuing to invest in research, development and marketing in connection with this strategic move. There are no assurances that our endeavor in this market will succeed. Therefore, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Average selling price of our products. The portable consumer electronics market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce portable media players with more functions and enhanced features. As an SoC and integrated platform solutions provider for these brand owners, we usually plan to introduce a new product series every nine to twelve months, and introduce new SoC products within a series with increased functionality, improved cost structure and enhanced features more frequently.

The average selling price of any particular SoC product declines by approximately 15% annually after it reaches maturity in the product life cycle. Since our overall average selling prices depend on our product portfolio, they generally benefit from the introduction of new SoC products, which benefit may be partially offset by seasonality. We have penetrated into both higher-end (portable media player with gaming, camera or WiFi functions embedded) and entry media players (car audio, boombox, toy type player) and different products have slightly different seasonality. For example, the sales of MP3 and portable media player products are usually slow in the second quarter and the end of the fourth quarter, but boombox and car audio markets are usually busy at that time. As a result, our overall average selling prices dropped by 9% in the second quarter of 2012. Demand in the boombox and car audio markets slowed in the third and fourth quarters of 2012, but the release of new products with enhanced functionality resulted in our average selling price going up again in the second half of 2012.

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

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player and tablet sales tend to increase significantly in the end of the third quarter and the first half of the fourth quarter to meet the year-end holiday demand. However, this pattern has varied due in part to the following reasons:

•	U.S. and European Economy: In the past few years, the recession in the U.S. and European markets has resulted in lower demand for consumer electronics products and has impacted the shipment amounts prepared for holiday sales.

Chinese New Year: Usually, the Chinese New Year falls within the period from the end of January to the middle of February. The holiday usually causes, for factories in China, production to slow down for at least three weeks, or even causes a complete shutdown of production before and after the Chinese New Year holiday, especially for consumer electronics manufacturers. On the demand side, areas outside of China like Korea or certain countries in Southeast Asia also celebrate Chinese New Year, which leads to an increase in demand during the holiday. Given the effect of the Chinese New Year on both the supply and demand sides, this period has become increasingly critical for the consumer electronics industry. If the Chinese New Year occurs in the middle of February, the shipments in December of the earlier year is usually not particularly strong because the factories still have enough time to produce in January. However, if the Chinese New Year occurs at the end of January, manufactures will increase the shipment in December before they have to be shut down in the one or two weeks leading to the start of the holiday, and thus increase the sales in the fourth quarter.

•	Growing Popularity: In 2012, tablets were a particularly popular item within the consumer electronics market. Despite the uncertainty of the European economy, the demand from emerging markets was very strong through the whole fourth quarter of 2012.

As a general matter, demand for consumer electronics will still be subject to seasonality, but the traditionally large impact of the U.S. and European holiday season on demand has seen a downward trend over recent years.

Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Foundry capacity and wafer pricing. To maximize our unit sales and profits, we must secure committed foundry capacity that is adequate to produce all of the SoCs that we can sell to our customers at prices that enable us to maintain or increase our profit margins. Wafer pricing is affected by the volume of our purchases and overall market demand, and tends to be cyclical. Because contract foundries have fixed capacities, at times of strong market demand, the prices that contract foundries charge for their wafer products and services generally increase, and correspondingly at times of lesser market demand, the prices that contract foundries charge for their wafer products and services may decrease. As a result, if the overall demand for electronics products is high, contract foundries that manufacture wafers for electronics products may increase the prices that they charge to their customers, including our company. In the past, sales volume increases helped us to negotiate better pricing terms and secure committed capacity with our foundries. However, since the fourth quarter of 2008, we have experienced a decline in sales due to the impact of the global economic downturn, which also affected the overall market demand of wafers. If the decrease of our sales volume continues and if it outpaces the overall market demand, we may lose our ability to negotiate favorable terms and secure capacity with our foundries. Further, we are also subject to seasonal and other factors affecting foundry capacity and pricing that are beyond our control.

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

We did not have any significant outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2012.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2012:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(thousands)
Operating lease obligations	US$	308	US$	261	US$	47	US$	—	US$	—
Royalty Commitment		269		269		—		—		—
Purchase Obligations		4,454		4,454		—		—		—
Capital Commitment		2		2		—		—		—
Other Liabilities		2,069		2,056		13		—		—
Total contractual obligations	US$	7,102	US$	7,042	US$	60		—		—

G.	Safe Harbor

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

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2012 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Lee, Hsiang-Wei (David)	53	Director, Chairman of the Board
Yeh, Nan-Horng	54	Director
Lin, Yu-Hsin Casper (1)	66	Director
Chen, Chin-Hsin (Fred) (1)	70	Director
Li, Shao Chuan (Shawn)	45	Director and Chief Technology Officer
Huang , Jun-Tse (Walter) (1)	55	Director
Pan, I-Ming (Robin) (1)	52	Director
Zhou, Zhenyu	48	Chief Executive Officer
Liu, I-Hung (Nigel)	41	Chief Financial Officer

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

Chen, Chin-Hsin (Fred) has served as one of our directors since October 2007. Previously, Mr. Chen served as an Endowed Chair Professor in Shanghai Jiao Tong University, Director of the OLED Laboratory, Display Institute, National Chiao Tung University in Hsinchu, Taiwan and Director of the Centre for Advanced Luminescence Materials (CALM) at Hong Kong Baptist University. Mr. Chen was also a group leader and senior scientist at the Display Technology Laboratory of Eastman Kodak Co., in Rochester, New York, USA. Mr. Chen is the co-inventor of the key Doped OLED Guest-Host Emitter Technology and has been awarded more than 35 U.S. patents.

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

Pan, I-Ming (Robin) has served as our director since November 2009. Previously, Mr. Pan also served as the Chief Executive Officer of Ambiwin Technology Inc., Vice President of Marketing at PQ International Co. from 2007 to 2008 and Vice President of Sales at Sinostar Technology Ltd. from 2005 to 2006. Mr. Pan also co-founded and served as the President and Chief Operating Officer of GMI Technology Inc. from 1995 to 2005. Mr. Pan holds a Bachelor degree in Electrical Engineering from Chung Yuan Christian University in Taiwan.

Zhou, Zhenyu has served as our Chief Executive Officer since December 2011. Dr. Zhou has over 17 years of senior management experience, with expertise in establishing R&D teams, setting strategy and product road maps, and driving revenue growth through design win activity. Dr. Zhou founded Mavrix in 2005 and became Actions’ Senior Vice President when Mavrix was acquired by Actions in 2010. Prior to that, Dr. Zhou served as Senior Vice President of digital imaging products at Fremont, California-based ESS Technology, Inc. after it acquired in February 2000 Irvine, California-based NetRidium Communications, Inc., or NetRidium, which Dr. Zhou founded in January 1999 and which was a developer of CMOS sensors for cell phone makers such as Motorola, Samsung and LG. Prior to founding NetRidium, Dr. Zhou held multiple senior-level engineering positions at Conexant/Rockwell in Newport Beach, California. Dr. Zhou graduated with a master's degree and a PhD from the Signal and Image Processing Institute at the University of Southern California, Viterbi School of Engineering. Dr. Zhou holds a master's degree and a bachelor's degree from Zhejiang University in Hangzhou, China.

Liu, I-Hung (Nigel) has served as our Chief Financial Officer since September 2011. Mr. Liu has over 14 years of accounting and finance experience and has been with Actions since 2007. He is a Certified Public Accountant, a Qualified Internal Auditor (QIA), and a Certified Internal Auditor in Taiwan. Previously, Mr. Liu spent seven years in multiple management positions, most recently as Senior Manager at PricewaterhouseCoopers. Mr. Liu received a bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan and a Master of Business Administration degree from National Taiwan University.

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

The aggregate amount of salaries and bonuses paid by us to our current directors and executive officers during the year ended December 31, 2012 was approximately US$0.9 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

We do not, nor do any of our subsidiaries, provide pension, retirement or similar benefits to our executive officers and directors.

Equity Compensation

In 2012, 100,000 restricted share units, or RSUs, representing 600,000 ordinary shares, were granted under our 2007 Equity Performance and Incentive Plan, as amended, or the 2007 Plan, to our current directors and executive officers. The vesting dates of such RSUs ranged from 2012 to 2014, had an exercise price of zero and expiration dates ranging from 2014 to 2016.

Indemnification

As permitted by Cayman Islands law, our articles of association provide that we shall indemnify each of our directors and officers acting in relation to any of our affairs against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own willful neglect or default. No such director or officer shall be liable to our company for any loss or damage in carrying out his functions unless that liability arises through the willful neglect or default of such person.

2007 Equity Performance and Incentive Plan

In May 2007, our board of directors and shareholders adopted the 2007 Plan, which is intended to attract and retain officers, employees, non-employee directors and consultants for us and our subsidiaries and to provide to such persons incentives to stay with us or our subsidiaries and make superior contributions to us in the future. We have reserved 8 million ADSs upon exercise of awards granted under the 2007 Plan. In November 2010, our board of directors approved a proposal to amend the 2007 Plan by increasing the number of ADSs available for issuance pursuant to the 2007 Plan to 9.4 million. In April 2013, our board of directors approved a proposal to further amend the 2007 Plan by increasing the number of ADSs available for issuance pursuant to the 2007 Plan to 11.4 million and allowing for the grants of options which may be considered “incentive stock options” as such term is defined under Section 422 of the United States Internal Revenue Code of 1986, as amended.

Types of Awards.  We may grant the following types of awards under our 2007 Plan:

•	[Incentive stock options to purchase our ADSs;]

•	Nonstatutory stock options to purchase our ADSs;

•	Restricted shares, which are non-transferable ADSs, that may be subject to forfeiture;

•	Restricted Shares Units, which represent the right to receive our ADSs at a specified date in the future, which may be subject to forfeiture.

Plan Administration. Our board of directors, or our compensation committee (or its subcommittee) designated by our board or directors, administers the 2007 Plan. A majority of the board of directors or the committee (or subcommittee) constitutes a quorum, and the action of the members of the board of directors or committee (or subcommittee) present at any meeting at which a quorum is present, or acts unanimously in writing, will be the acts of the board of directors or committee (or subcommittee).

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

Amendment. Our board of directors may at any time and from time to time amend the 2007 Plan in whole or in part; provided, however, that [any such amendment is subject to approval by our shareholders in the manner and to the degree required under ]applicable law or the rules of the NASDAQ Global Market or, if our ADSs are not quoted on the NASDAQ Global Market, the principal national securities exchange upon which our ordinary shares are traded or quoted. Nothing herein shall be construed to limit our authority to offer similar or dissimilar benefits under other plans or otherwise with or without further shareholder approval.

On February 26, 2009, we initiated an offer to amend, or the Offer to Amend, the terms of the options previously granted to certain of our employees, consultants, and non-employee directors. On March 20, 2009, we completed our Offer to Amend. As a result, options to purchase approximately 7,742,000 shares of our ADSs, or approximately 99.9% of all eligible options, were tendered for amendment in accordance with the Offer to Amend. The terms of our Offer to Amend can be found in the Form CB filed with the SEC on February 26, 2009.

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

Termination. No grant will be made under this 2007 Plan after April 1, 2023 but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

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

Our board of directors is divided into three classes, with each class being elected, at succeeding annual general meetings of shareholders, for a term of three years. Messrs. Yeh, Chen and Pan have terms that expire at the 2013 annual general meeting of shareholders. Messrs. Li and Huang have terms that expire at the 2014 annual general meeting of shareholders. Messrs. Lee and Lin have terms that expire at the 2015 annual general meeting of shareholders.

D.	Employees

As of December 31, 2010 and 2011, we had 679 and, 708 full-time employees, respectively. As of December 31, 2012, we had 614 full-time employees, including 435 dedicated engineers in the research and development department, 32 field application engineers in customer service department, 22 in sales and marketing, 79 in general and administration and 46 in manufacturing and logistics functions. Of these full-time employees, 438 are located in Zhuhai, China, 55 in Shenzhen, China, 115 in Shanghai, China and 6 in Hong Kong. The decrease in the number of our full-time employees in 2012 was due to our continued efforts to improve workflow and process efficiency. We have never had a work stoppage and none of our employees are covered by a collective bargaining agreement. We believe that the relations between the Company and our employees are healthy.

We adopted the 2007 Plan that is designed to assist us to attract and retain key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards.

Options granted under the 2007 Plan are mostly subject to two sets of vesting schedules.  Under the equal vesting schedule, 25% of the ADSs underlying the option will vest on each anniversary of the grant date provided that the optionee remains in the continuous service of the Company through each such vesting date.

Under the graded vesting schedule, 15% of the ADSs on the first anniversary of the grant, 20%, 30% and 35% of the ADSs shall vest on each of the next three anniversaries of the grant, respectively, provided that the optionee remains in the continuous service of the Company through each such vesting date.

Additionally, we grant options under the 2007 Plan that are subject to performance-based vesting schedules as approved by our board of directors.

The total ADSs available for future grant were 1,576,130 ADSs as of December 31, 2012.

E.          Share ownership

Our directors and senior management do not own any shares of the Company as of March 31, 2013. For a description of options granted to our directors and executive officers under the 2007 Plan, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Equity Compensation.”

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of March 31, 2013, the most recent practicable date.

Ordinary Shares Beneficially Owned(1)
Name	Number		Percent(2)
Lee, Hsiang-Wei (David)		*		*
Lin, Yu-Hsin (Casper)		*		*
Chen, Chin-Hsin (Fred)		*		*
Li, Shao Chuan (Shawn)		*		*
Zhou, ZhenYu		*		*
Liu, I-Hung (Nigel)		*		*
All directors and executive officers as a group(3)		*		*

*	Represents less than 1% of our ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options currently exercisable into ordinary shares that will vest within 60 days after March 31, 2013 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 410,958,576 ordinary shares outstanding as of March 31, 2013.

(3)	Includes 72,500 ADSs issuable upon exercise of options and RSUs held by our directors and executive officers that are exercisable or will become exercisable within 60 days of March 31, 2013.

As of April 22, 2013, our directors and executive officers held options to purchase an aggregate of 390,000 ADSs, representing 2,340,000 ordinary shares, and 100,000 RSUs representing 600,000 ordinary shares, under our 2007 Plan.

For information concerning the details of our 2007 Plan, pursuant to which we issue options, restricted share units or other securities to our employees, please see “Item 6.B. Directors, Senior Management and Employees — Compensation” and “Item 6.D. Directors, Senior Management and Employees — Employees.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Based on our Register of Members, as of December 31, 2012, Devon Dragon Trading Limited held 3,840,691 of our ADSs, or approximately 5.6% of our outstanding shares. Devon Dragon Trading Limited does not have voting rights that are different from the voting rights of our other shareholders.

As of March 31, 2013, 410,597,976 of our ordinary shares were issued and outstanding. JPMorgan Chase Bank, N.A., the depositary, has advised us that, as of March 31, 2013, 42,279,303 ADSs, representing 253,675,818 underlying ordinary shares, were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To our knowledge, as of March 31, 2013, approximately 66.1% of our total outstanding ordinary shares (excluding 125,313,030 ordinary shares represented by 20,885,505 ADSs repurchased by us on the open market that have not yet been cancelled) were held by over 3,000 record holders in the United States, including approximately 61.7% of our total outstanding ordinary shares in the form of ADSs held of record by DTC and the number of beneficial owners of our ADS in the United States may be larger than the number of record holders of our ordinary shares in the United States.

B.          Related Party Transactions

Details of the ownership by our employees of our ordinary shares as of March 31, 2013 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Fairly Consultants Limited (1)	Wu, Zhang Liang	9,420,625	2.3%

(1)     Fairly Consultants Limited has twenty shareholders, ten of whom are our employees.

We have been notified by the shareholder named in the table above that its director, who is an employee or otherwise affiliated with us, has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it.

Transactions with GMI Technology

During the year ended December 31, 2010, 2011 and 2012, we sold products to GMI Technology amounting to US$7.5 million, US$5.8 million and US$1.8 million, respectively. The president of GMI Technology is the elder brother of Mr. Yeh, Nan-Horng, one of our directors.

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

Legal Proceedings

As of December 31, 2012, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

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

B.          Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.          Offer and Listing Details

Our ADSs have been quoted on The NASDAQ Global Market under the symbol ACTS since November 30, 2005. Each ADS represents six ordinary shares. On April 22, 2013, the last reported sale price of our ADSs on the NASDAQ Global Market was US$3.20.

The table below sets forth, for the periods indicated, the highest and lowest closing prices on the NASDAQ Global Market for our ordinary shares represented by ADSs.

	High	Low

2008	4.40	1.35

2009	2.90	1.34

2010	2.54	1.95

	High	Low

2011	2.60	1.67

2012	1.92	1.46

First Quarter 2011	2.56	2.15

Second Quarter 2011	2.48	1.87

Third Quarter 2011	2.19	1.71

Fourth Quarter 2011	2.17	1.81

First Quarter 2012	1.92	1.65

Second Quarter 2012	1.72	1.50

Third Quarter 2012	1.75	1.57

Fourth Quarter 2012	1.64	1.46

October 2012	1.64	1.46

November 2012	1.63	1.53

December 2012	1.64	1.55

2013

January 2013	2.16	1.62

February 2013	2.25	1.96

March 2013	2.63	2.11

April (through April 22, 2013)	3.24	3.12

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

B.          Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. According to our memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

The directors are divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At the 2006 annual meeting of shareholders, all directors stood for election. Class I Directors were elected for a one-year term, Class II Directors for a two-year term and Class III Directors for a three-year term. At each succeeding annual meeting of shareholders beginning in 2007, successors to the class of directors whose terms expire at that annual meeting were or shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

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

Meetings of our board of directors may be convened at any time deemed necessary by any member of our board of directors or any alternate director, by giving at least two days' notice in writing to every director and alternate director, provided that notice of a meeting is not required if all our directors (or their alternates) waive such notice either at, before or after the meeting.

The quorum necessary for the transaction of business at any meeting of our board of directors may be fixed by our directors, and unless so fixed shall be a majority of the then existing directors. At any meeting of our directors, each director, by his or her presence or by his or her alternate, is entitled to one vote. A director shall not be disqualified by his office from contracting with our company, nor shall any such contract or arrangement entered into by our company with any person, company or partnership in which a director shall be a member or otherwise interested be capable on that account of being avoided, nor shall a director so contracting or being so interested be liable to account to our company for any profit so realized by any such contract or arrangement by reason only of such director holding that office , provided, (a) such director must, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by our Audit Committee.

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

Meetings

Subject to our articles of association, any general meeting of our shareholders shall be called by not less than 20 days’(but not more than 60 days’) notice in writing. Notice of every general meeting will be given to all of our shareholders.

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

Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class outstanding on the record date for such dividend but no amount paid or credited as paid on a share in advance of calls shall be treated as paid up on the share.

Our board of directors may deduct from any dividend or other distribution payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

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

In general, the Companies Law imposes various obligations on directors of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Interested Directors

The Companies Law does not require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor render such director liable to such company for any profit realized pursuant to such transaction.

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

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by (a) a special resolution of the shareholders of each constituent company voting together as one class if, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notice of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition to the statutory merger provisions, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.]

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

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The NASDAQ Stock Market, Inc., a director shall not be disqualified by his office from contracting with our company, nor shall any such contract or arrangement entered into by our company with any person, company or partnership in which a director shall be a member or otherwise interested be capable on that account of being avoided, nor shall a director so contracting or being so interested be liable to account to our company for any profit so realized by any such contract or arrangement by reason only of such director holding that office , provided, (a) such director must, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the Audit Committee.

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

Approval of Corporate Matters by Written Consent

As permitted by the Companies Law, our articles of association allow a special resolution to be passed in writing if signed by all our shareholders.

Calling of Special Shareholders Meetings

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our articles of association. Pursuant to such provision, the term of office of one class of the current members of our shall terminate (but such directors shall be eligible to stand for re-election) at each annual general meeting of our company.

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

Alteration of Capital

Our company may from time to time by ordinary resolution:

•	increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as our company in general meeting may determine;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	by subdivision of our existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by our Memorandum of Association or into shares without par value; and

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve fund in any manner authorized by law.

C.          Material Contracts

Not Applicable.

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

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADS or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties that are applicable to any payments made by or to our company.

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

We believe we were classified as a PFIC for calendar year 2012 and we expect to be classified as a PFIC for calendar year 2013 and for the foreseeable future. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs.

Assuming we are classified as a PFIC at any time during a U.S. Holder’s holding period in ordinary shares or ADSs, you would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ordinary shares or ADSs and (ii) any “excess distribution” paid on ordinary shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 20% maximum rate on our dividends would not apply if we are or become a PFIC.

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

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules discussed above, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares or ADSs and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. The gain or loss recognized generally will be capital gain or loss. Capital gain of an individual U.S. Holder is taxed at a maximum tax rate of 20% if the property giving rise to the capital gain is held for more than one year. The deductibility of capital loss is subject to limitations.

Any gain or loss that a U.S. Holder recognizes will generally be treated as United States source income or loss for purposes of foreign tax credit limitations, unless it is attributable to an office or other fixed place of business outside the U.S. and certain other conditions are met.

Medicare Tax. Certain U.S. Holders who are individuals, estates or trusts may be required to pay up to an additional 3.8% tax on, among other things, capital gains and dividends.

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

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://actions-semi.investorroom.com

I.          Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have no derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2010, 2011 and 2012, the rate of return on our RMB cash deposit was 4.9%, 6.1% and 6.2%, respectively. As a result of the Chinese government’s alternate efforts to curb inflation or stimulate economy, interest rates have often fluctuated. For example, China’s central bank raised interest rates three times in 2011 due to its relative high inflation in 2011 but then decreased interest rates twice in 2012, as a result of which China’s one-year RMB deposit rate reached 3.50% as of December 31, 2011, which represented an increase of 0.75% from the beginning of 2011, but then dropped by 7.1% to 3.25% as of December 31, 2012. Further, at the beginning of 2012, the China Banking Regulatory Commission imposed certain limitations on the amount of new loans to be granted by commercial banks in China to minimize the risk of defaults. In addition, if there were further uncertainties in global economic and market conditions, interest rates could further decrease and might adversely affect out interest income and in turn impact our net income.

Foreign Exchange Risk

Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may be partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB. Since July 2005 the RMB is no longer pegged solely to the U.S. dollar. Instead, it was reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China by 0.5% each day since May 21, 2007. If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2012 which was used in preparing our audited financial statements as of and for the year ended December 31, 2012, our net asset value, as presented in U.S. dollars, would have been reduced by US$2.7 and US$12.8 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$2.7 and US$14.1 million, respectively.

The RMB appreciated against the US dollar in 2007 and 2008 significantly and then stabilized during the financial downturn in 2009 and the first half of 2010 before further appreciating against the US dollar from the second half of 2010 through the end of 2012. Meanwhile, the exchange rate between the New Taiwan dollar and the US dollar fluctuated significantly in the second half of 2008 and 2009, when we held around US$20 million in New Taiwan dollars after withdrawing from an investment in Taiwan.  We have experienced a foreign exchange loss of US$2.3 million and a gain of US$4.1 million in 2010 and 2011, respectively, and an exchange gain of US$1.5 million in 2012. In addition, we have recognized foreign currency translation adjustments of approximately US$4.4, US$8.2 and US$3.2 million in 2010, 2011 and 2012, respectively.

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

Fees and Other Payments Made by the Depositary to Us

In 2012, we received from our depositary, JPMorgan Chase Bank, N.A., a reimbursement of approximately US$500,000 for our expenses incurred partially in 2011 and mainly in 2012 in connection with our ADR and investor relations programs, including legal fees, accounting and audit fees, expenses related to investor relations, ADS-related financial advertising and public relations, and other expenses related to our ongoing compliance with NASDAQ and SEC rules and regulations, itemized as follows:

Item	US$
Reimbursement for accounting and audit fees	272,714.57
Reimbursement for legal fees	124,137.00
Reimbursement for expenses related to investor relations	60,648.43
Reimbursement for ADS-related financial advertising and public relations	42,500.00
Reimbursement for other expenses
Total	500,000.00
Withholding income tax	(150,000.00)
Net reimbursement	350,000.00

Meanwhile we were charged by JPMorgan Chase Bank, N.A. in the amount of US$500,000 related to the maintenance of the ADR program, database subscription fees and other services.

The depositary has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future, which reimbursements will be subject to a 30% withholding tax effective from 2012. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from ADS holders.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and terms.

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2012.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of December 31, 2012, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2012 is effective.

Changes in Internal Control Over Financial Reporting. There is no change in company’s internal control over financial reporting that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm with a report to the shareholders and the Board of Directors of the Company included herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2011, and 2012.

	For the year ended December 31,
	2011		%	2012		%
	(thousands)			(thousands)
Audit Fees	US$	539	99.6%	US$	555	99.5%
Tax Fees		2	0.4%		3	0.5%
Audit Related Fees		Nil	-		Nil	-
All Other Fees		Nil	-		Nil	-
Total	US$	541	100.0%	US$	558	100.0%

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

All Other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2011 and 2012, respectively.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2007, our board of directors authorized a program to repurchase up to 8 million of our ADSs representing 48 million ordinary shares. We repurchased shares in the open market and through privately negotiated transactions. As of January 21, 2009, the initial 8 million ADS repurchase program was completed, and our board of directors approved an add-on share repurchase program pursuant to which we were authorized to repurchase up to 12 million additional ADSs through December 31, 2010. Our board of directors subsequently approved on August 13, 2010 to extend the authorization through December 31, 2012. Further, on August 7, 2012, our board of directors authorized an increase, by 10 million ADSs, from 20 million ADSs to 30 million ADSs, for the share repurchase program through December 31, 2015.

The following table sets forth our share repurchase activities as of March 31, 2013.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of ADSs that May Yet Be Purchased Under the Plans or Programs
2012
January	151,030	1.87	151,030	2,141,655
February	167,369	1.77	167,369	1,974,286
March	259,816	1.71	259,816	1,714,470
April	137,840	1.69	137,840	1,576,630
May	292,233	1.64	292,233	1,284,397
June	410,825	1.67	410,825	873,572
July	206,758	1.68	206,758	666,814
August	164,486	1.66	164,486	10,502,328
September	162,492	1.64	162,492	10,339,836
October	167,042	1.59	167,042	10,172,794
November	171,031	1.60	171,031	10,001,763
December	177,754	1.62	177,754	9,824,009
2013
January	286,679	1.98	286,679	9,537,330
February	225,514	2.12	225,51	9,311,816
March	197,321	2.42	197,321	9,114,495

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

In April 2013, with the authorization and the approval of our board of directors, we increased the number of ADSs reserved under our 2007 Plan by 2,000,000 ADSs, which constituted a material amendment to our 2007 Plan under NASDAQ Marketplace Rule 5635(c). We intend to seek shareholder approval for this increase at our 2013 annual general meeting.

On February 26, 2009, we offered to certain of our employees, consultants and non-employee directors the opportunity to amend their outstanding stock options to purchase our ADSs or ordinary shares that were granted on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable). Under this offer, outstanding options with an exercise price of US$3.30 per ADS were exchangeable for an equivalent number of options with an exercise price of US$1.40 per ADS. Under this offer, the first vesting date under the options was also extended from May 21, 2009, August 4, 2009, or January 21, 2010, as applicable, to May 21, 2010. On March 20, 2009, we completed our offer to amend, as a result of which options to purchase approximately 7,742,000 shares of our ADSs, or approximately 99.9% of all eligible options, were tendered for amendment. The terms of our offer to amend can be found in the Form CB filed with the SEC on February 26, 2009. Following our home country practice, we did not seek to obtain our shareholders’ approval for these amendments to option terms.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

(a) The following information attached hereto starting from page F-2 are hereby incorporated by reference:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2011 and 2012	F-5

Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012	F-6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2011 and 2012	F-7

Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2011 and 2012	F-8

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012	F-9

Notes to the Consolidated Financial Statements	F-11

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012	F-40

ITEM 19. EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 4.1 of Form S-8 (File No. 333-152490) filed with the Securities and Exchange Commission on July 24, 2008)

1.2	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 000-51604) filed with the Securities and Exchange Commission on May 20, 2010)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of Form F-1 (File No. 333-129208) filed with the Securities and Exchange Commission on October 24, 2005)

2.2	Form of Deposit Agreement among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) of Form F-6 (File No. 333-129375) filed with the Securities and Exchange Commission on November 2, 2005)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit (a)(2) of Form F-6 (File No. 333-152447) filed with the Securities and Exchange Commission on July 22, 2008)

4.1	Third Amended and Restated 2007 Equity Performance and Incentive Plan

4.2	English Summary of Auction Confirmation Letter Relating to Land Use Rights for land located in Zhangjiang, Shanghai, dated as of March 19, 2010, between Actions Technology (Shanghai) Co., Ltd. and Shanghai Real Property Transaction Center (incorporated by reference to Exhibit 4.2 of Form 20-F for the year ended December 31, 2009 (File No. 000-51604) filed with the Securities and Exchange Commission on April 30, 2010.)

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ I-Hung (Nigel) Liu
Name:	I-Hung (Nigel) Liu
Title:	Chief Financial Officer

Date: April 25, 2013

ACTIONS SEMICONDUCTOR CO., LTD.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and subsidiaries (the "Group") as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule included in Schedule 1 at item 18. These consolidated financial statements and the financial statement schedules are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Actions Semiconductor Co., Ltd. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 25, 2013, expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 25, 2013

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. and subsidiaries (the "Group") as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

F - 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD. - continued

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2012 of the Group and our report dated April 25, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 25, 2013

F - 4

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$33,207	$71,336
Time deposit	-	10,000
Marketable securities	186,890	130,721
Trading securities	530	76
Accounts receivable, net of allowance for doubtful accounts of $621 and nil as of December 31, 2011 and 2012, respectively	2,794	5,950
Amount due from a related party	9	340
Amount due from an equity method investee	64	79
Inventories	7,477	11,979
Prepaid expenses and other current assets	1,675	4,288
Income tax recoverable	-	189
Deferred tax assets	430	504
Total current assets	233,076	235,462
Investments in equity method investees	14,246	14,329
Other investments	17,334	16,305
Marketable securities	-	11,239
Rental deposits	49	49
Property, plant and equipment, net	32,939	32,321
Land use right	1,593	1,584
Acquired intangible assets, net	9,859	10,819
Deferred tax assets	27	80
TOTAL ASSETS	$309,123	$322,188
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$4,374	$8,073
Accrued expenses and other current liabilities	8,605	8,411
Short-term bank loans	12,000	20,500
Other liabilities	1,954	2,056
Income tax payable	238	49
Deferred tax liabilities	295	534
Total current liabilities	27,466	39,623
Other liabilities	458	13
Payable for acquisition of intangible assets	153	603
Deferred tax liabilities	2,840	3,189
Total liabilities	30,917	43,428
Commitments and contingencies (note 21)

Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 408,985,092 (2011: 413,985,636) shares issued and outstanding	$1	$1
Additional paid-in capital	20,600	20,202
Accumulated other comprehensive income	32,589	35,751
Retained earnings	225,037	222,835
Total Actions Semiconductor Co., Ltd. shareholders' equity	278,227	278,789
Non-controlling interest	(21)	(29)
Total equity	278,206	278,760
TOTAL LIABILITIES AND EQUITY	$309,123	$322,188

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2010	2011	2012
Revenues:
Third-parties:
System-on-a chip products	29,939	41,385	52,356
Semiconductor product testing services	151	317	179
	30,090	41,702	52,535
Related-parties:
System-on-a chip products	7,495	5,783	1,794
Total revenues	37,585	47,485	54,329

Cost of revenue:
Third-parties:
System-on-a chip products	(18,521)	(25,454)	(33,814)
Semiconductor product testing services	(81)	(176)	(100)
	(18,602)	(25,630)	(33,914)
Related parties:
System-on-a-chip products	(4,325)	(3,367)	(1,193)
Total cost of revenues	(22,927)	(28,997)	(35,107)
Gross profit	14,658	18,488	19,222
Other operating income	966	1,523	896
Operating expenses:
Research and development	(17,325)	(22,086)	(23,739)
General and administrative	(8,125)	(8,786)	(8,573)
Selling and marketing	(1,208)	(1,195)	(1,281)
Impairment on goodwill and intangible assets	-	(888)	-
Total operating expenses	(26,658)	(32,955)	(33,593)
Loss from operations	(11,034)	(12,944)	(13,475)
Other income	2,348	4,066	1,547
Dividend income from an other investment	-	889	-
Investment income from an other investment	-	268	-
Fair value change in trading securities	(2)	4	2
Gain on disposal of an other investment	137	195	-
Interest income	9,608	12,668	13,240
Interest expense	-	(144)	(250)
Other-than-temporary impairment loss on investments	-	-	(2,543)
Income (loss) before income taxes, equity in net (loss) income of equity method investees and non-controlling interest	1,057	5,002	(1,479)
Income tax expense	(422)	(879)	(772)
Equity in net (loss) income of equity method investees	(781)	(1,113)	41
Remeasurement gain on equity interest on acquisition of a subsidiary	494	-	-
Net income (loss)	348	3,010	(2,210)
Add: Net loss (income) attributable to non-controlling interest	36	(5)	8
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	$384	$3,005	$(2,202)
Net income (loss) per share: Basic
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$0.001	$0.007	$(0.005)
Net income (loss) per share: Diluted
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$0.001	$0.007	$(0.005)
Weighted-average shares outstanding used in computation:

Basic	438,401,072	418,499,545	412,706,341

Diluted	454,568,850	433,983,105	412,706,341

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2010	2011	2012
Net income (loss)	384	3,005	(2,202)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	4,350	8,169	3,162
Unrealized loss on other investment, net of tax effects of nil, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively	(169)	-	-
Total comprehensive income	4,565	11,174	960
Comprehensive (income) loss attributable to the non-controlling interests	(36)	5	(8)
Total comprehensive income attributable to Actions Semiconductor Co., Ltd.	$4,529	$11,179	$952

F - 7

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Attributable to the shareholders of the Actions Semiconductor Co., Ltd.
				Accumulated
	Ordinary shares		Additional	other			Non
	Number	Amount	paid-in capital	comprehensive income	Retained earnings	Total	controlling interest	Total
Balance at January 1, 2010	450,563,676	$1	$31,423	$20,239	$221,648	$273,311	$-	$273,311
Repurchase of ordinary shares	(24,212,718)	-	(9,019)	-	-	(9,019)	-	(9,019)
Share-based compensation	-	-	1,532	-	-	1,532	-	1,532
Exercise of share-based awards	1,354,350	-	316	-	-	316	-	316
Foreign currency translation adjustments	-	-	-	4,350	-	4,350	-	4,350
Acquisition of a subsidiary	-	-	-	-	-	-	10	10
Unrealized loss on other investments	-	-	-	(169)	-	(169)	-	(169)
Net income (loss)	-	-	-	-	384	384	(36)	348
Balance at December 31, 2010	427,705,308	$1	$24,252	$24,420	$222,032	$270,705	$(26)	$270,679
Repurchase of ordinary shares	(16,594,848)	-	(6,251)	-	-	(6,251)	-	(6,251)
Share-based compensation	-	-	1,928	-	-	1,928	-	1,928
Exercise of share-based awards	2,875,176	-	671	-	-	671	-	671
Foreign currency translation adjustments	-	-	-	8,169	-	8,169	-	8,169
Net income	-	-	-	-	3,005	3,005	5	3,010
Balance at December 31, 2011	413,985,636	$1	$20,600	$32,589	$225,037	$278,227	$(21)	$278,206
Repurchase of ordinary shares	(14,812,056)	-	(4,166)	-	-	(4,166)	-	(4,166)
Share-based compensation	-	-	1,465	-	-	1,465	-	1,465
Exercise of share-based awards	9,811,512	-	2,303	-	-	2,303	-	2,303
Foreign currency translation adjustments	-	-	-	3,162	-	3,162	-	3,162
Net loss	-	-	-	-	(2,202)	(2,202)	(8)	(2,210)
Balance at December 31, 2012	408,985,092	$1	$20,202	$35,751	$222,835	$278,789	$(29)	$278,760

The accompanying notes are an integral part of these consolidated financial statements.

F - 8

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$348	$3,010	$(2,210)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,929	2,109	2,290
Allowance for doubtful accounts receivable	(101)	-	-
Amortization of land use right	33	36	36
Amortization of acquired intangible assets	1,901	1,803	3,056
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China (the "PRC")	(225)	(995)	(674)
Write down of inventories	378	232	180
Loss on disposal of property, plant and equipment	42	28	5
Loss on disposal of intangible assets	-	4	-
Impairment loss recognised in respect of goodwill	-	468	-
Impairment loss recognised in respect of intangible assets	-	420	-
Remeasurement gain on equity interest on acquisition of a subsidiary	(494)	-	-
Fair value change in trading securities	2	(4)	(2)
Investment income from other investment	-	(268)	-
Gain on disposal of other investments	(137)	(195)	-
Share-based compensation	1,532	1,928	1,465
Deferred tax	419	428	454
Proceeds from disposal of trading securities	5	-	459
Share of net loss (income) of equity method investees	781	1,113	(41)
Impairment recognised in respect of other investments	-	-	2,543
Changes in operating assets and liabilities:
Accounts receivable	150	(947)	(3,150)
Amounts due from a related party	(39)	550	(331)
Inventories	222	(2,632)	(4,510)
Prepaid expenses and other current assets	(1,326)	1,736	(2,549)
Amount due from an equity method investee	410	47	(14)
Accounts payable	(32)	1,310	3,598
Accrued expenses and other current liabilities	(1,680)	(3,002)	(3,526)
Income tax recoverable	-	-	(189)
Income tax payable	14	94	(190)
Deposit paid for acquisition of land use right	(901)	-	-
Rental deposit (paid) received	(1)	(8)	4

Net cash provided by (used in) operating activities	3,230	7,265	(3,296)
Investing activities:
Purchase of marketable securities	(100,498)	(272,240)	(132,376)
Disposal of a subsidiary, net of cash equivalent disposed	(10,110)	-	-
Purchase of property, plant and equipment	(8,851)	(7,472)	(249)
Investment in equity method investees	(5,606)	(9,676)	(1,500)
Deposit paid for acquisition of intangible assets	(2,408)	-	-
Purchase of intangible assets	(1,762)	(2,642)	(1,081)
Acquisition of a subsidiary, net of cash and cash equivalent acquired	(937)	-	-
Purchase of trading securities	(470)	-	-
Investment income from an other investment	-	268	-
Purchase of an other investment	-	(13,727)	-
Proceeds from disposal of property, plant and equipment	21	34	22
Decrease (increase) in time deposit	28	34	(10,000)
Proceeds from the disposal of other investments	1,251	195	-
Proceeds from redemption of marketable securities	77,657	278,568	178,975

Net cash (used in) provided by investing activities	(51,685)	(26,658)	33,791

F - 9

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars)

	Year ended December 31,
	2010	2011	2012
Financing activities:
Receipt of amount due from a former subsidiary	11,020	-	-
Proceeds from exercise of stock options	316	671	2,289
Advance subsidy from local authorities of Zhuhai, the PRC	302	711	299
Raise of short-term bank loans	-	12,000	(8,500)
Repurchase of ordinary shares	(9,019)	(6,251)	(4,152)

Net cash provided by financing activities	2,619	7,131	6,936

Net (decrease) increase in cash and cash equivalents	(45,836)	(12,262)	37,431

Cash and cash equivalents at the beginning of the year	87,706	42,872	33,207

Effect of exchange rate changes on cash	1002	2,597	698
Cash and cash equivalents at the end of the year	$42,872	$33,207	$71,336
Supplemental cash flow information:

Cash paid during the period for:
Interest	$-	$(144)	$(250)
Income taxes	$(180)	$(207)	$(312)
Non-cash investing activities
Purchases of intangible assets	$(536)	$(2,353)	$(2,786)

Purchases of property, plant and equipment	$(2,305)	$(1,702)	$(898)

Transfer of an investment in equity method investee to other investment	$-	$804	$-

The accompanying notes are an integral part of these consolidated financial statements.

F - 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012

(In thousands of U.S. dollars, except share and per share data, share related data and unless otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Cayman Islands" or "the Company") is a holding company incorporated in the Cayman Islands on July 27, 2005.

At December 31, 2012 and 2011, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Mauritius")	Republic of Mauritius ("Mauritius") November 16, 2001	100%	Investment holding

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Zhuhai")	PRC December 28, 2001	100%	Design and manufacture of system-on-a-chip products

Shanghai Actions Semiconductor Co., Ltd. ("Actions Semiconductor Shanghai ")	PRC March 27, 2008	100%	Design and manufacture of system-on-a-chip products

Actions Technology (HK) Company Limited ("Actions Hong Kong")	Hong Kong January 13, 1999	100%	Trading of system-on-a-chip products

Actions Microelectronics Co., Ltd.	Hong Kong August 17, 2007	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics (HK) Co., Limited	Hong Kong January 16, 2006	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics Co., Ltd. ("Artek Microelectronics Shenzhen")	PRC March 14, 2006	100%	Design and manufacture of system-on-a-chip products

Actions Capital Investment Inc.	British Virgin Islands February 10, 2006	100%	Investment holding

Actions Capital Investment (Malaysia) Inc. Co., Ltd. ("Actions Malaysia ")	Republic of Malaysia January 13, 2009	100%	Inactive

Mavrix Technology, Inc. (“Mavrix”)	Cayman Islands June 20, 2006	93.4%	Investment holding

Mavrix Technology (H.K.) Co., Limited (“Mavrix HK”)	Hong Kong August 17, 2007	93.4%	Manufacturing and trading of system-on-a-chip products

Shanghai Mavrix Electronics, Ltd. (“Mavrix Shanghai”)	PRC October 23, 2006	93.4%	Design and manufacture of system-on-a-chip products

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

F - 11

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates. The significant accounting estimates, which have had an impact on the consolidated financial statements, include write down of slow moving and obsolete inventories, useful lives of property, plant and equipment and intangible assets, impairment of cost and equity method investees, impairment of long-lived assets and definite-lived intangible assets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid interest-earning deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased, and are readily convertible to known amount of cash.

Time deposit

Time deposit consist of deposit placed with financial institutions with original maturity terms of greater than three months but less than one year.

F - 12

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Trading securities

The Group's trading securities comprised investments in publicly traded mutual funds in Taiwan.  The investments are reported at fair value and its unrealized gains and losses are included in earnings.   Unrealized (loss) gain of $(2), $4 and $2 had been recognized for the year ended December 31, 2010, 2011 and 2012, respectively.

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

F - 13

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

All land in the PRC is owned by the government.  According to PRC law, the government may sell the right to use of the land for a specified period of time.  Thus, all of the Group's land, which were all purchased in the PRC, are considered to be prepaid leasehold land and classified as land use right.  These are expensed on a straight-line basis over the respective term of the right to use the land.  Expense for years ended December 31, 2010, 2011 and 2012 were $33, $36 and $36 respectively.

F - 14

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets - definite live, net

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

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC governments in Zhuhai by Actions Semiconductor Zhuhai. Advance subsidies are recognized as other income when received and when all the conditions for their receipt have been met. Advance subsidies recognized as income were $225, $995 and $674 for the years ended December 31, 2010, 2011 and 2012, respectively.

Advance subsidies received from the government have been recorded in other liabilities. The advance subsidies are repayable unless the conditions attached to the grant use satisfied, the respective subsidies will be recognized as other income (see note 11 for additional details).

F - 15

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Purchase of ordinary shares

The Group's stock is acquired for purposes other than retirement, the cost of acquired stock is shown separately as a deduction from the total of capital stock, capital surplus, and retained earnings. For the years ended December 31, 2010, 2011 and 2012, 24,212,718, 16,594,848 and 14,812,056 number of ordinary shares were repurchased by the Company respectively.

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

Advertising costs

Advertising costs are expensed as incurred and are included in general and administrative expense, and selling and marketing expenses. Total advertising expenses were approximately $199, $173 and $106 for the years ended December 31, 2010, 2011 and 2012 respectively.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), unrealized gains on other investments and foreign currency translation adjustments. Beginning on January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income (loss).

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

F - 16

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments

Fair values of cash and cash equivalents, time deposit, marketable securities, trading securities, accounts receivable, net of allowance for doubtful accounts, amount due from a related party, amounts due from an equity method investee, accounts payable, accrued expenses and other current liabilities and short-term bank loans approximate their carrying amounts due to their short-term maturities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, time deposit, marketable securities, trading securities, accounts receivable, net, amount due from a related party and amount due from an equity method investee.  The Group places its cash and cash equivalents, time deposits, marketable securities and trading securities with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. For the years ended December 31, 2010 and 2011, allowance for doubtful accounts of $101 and nil was recorded by the Group respectively. For the year ended December 31, 2012, allowance for doubtful account of $621 have been written off against respective accounts receivable.

Movements in allowances for doubtful accounts receivable are as follows:

Year ended	Beginning	Write off during	Closing
December 31	balance	the year	balance

2011	$621	$-	$621

2012	$621	$(621)	$-

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

F - 17

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

The Group issued stock options under its share incentive plan during the years ended December 31, 2010 and 2011 and restricted stock units during the year ended December 31, 2011 and 2012.

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

For the year ended December 31, 2012, the compensation cost of $10, $1,090 $312 and $52 have been included as cost of revenue, research and development expenses, general and administrative expenses and selling and marketing expenses, respectively.

Recently issued accounting pronouncements

In December 2011, the FASB has issued Accounting Standard Update ("ASU") 2011-11, Disclosures about Offsetting Assets and Liabilities, an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.

In July 2012, the FASB has issued Accounting Standard Update ("ASU") 2012-12, Testing Indefinite-Lived Intangible Assets for Impairment, an authoritative pronouncement related to testing indefinite lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

F - 18

3	INVENTORIES

Inventories consisted of the following:

	At December 31,
	2011	2012

Raw materials	$4,211	$5,318
Work in progress	811	1,755
Finished goods	2,455	4,906
	$7,477	$11,979

Slow moving inventories amounting to $378, $232, and $180 were written down for the years ended December 31, 2010, 2011and 2012, respectively.

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2011	2012

Prepaid expenses	$555	$274
Value added tax refundable	881	3,377
Interest receivables	86	350
Others	153	287
	$1,675	$4,288

F - 19

5	INVESTMENT IN EQUITY METHOD INVESTEES

Actions Microelectronics Co., Ltd (Beijing) ("Beijing Actions")

Beijing Actions is a private company which design and manufactures SoC products for portable media players and digital photoframe.

As of December 31, 2010, the Group hold 35% ownership interest in Beijing Actions.

In February 2011, Beijing Actions increased its injected capital by $2,600 of which the Group further invested such amount in full. Upon the completion of this capital injection, the Group's ownership interest in Beijing Actions is increased from 35% to 45.8% and continues its significant influence in Beijing Actions as of December 31, 2011.

No change in ownership interest is noted for 2012 and the Group continues its significant influence in Beijing Actions as of December 31, 2012.

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

In May 2011, the Group further invested $7,076 to maintain its 40% interest due to a capital contribution by all shareholders.

No change in ownership interest is noted for 2012 and the Group continues its significant influence in Nann Capital as of December 31, 2012.

F - 20

5	INVESTMENT IN EQUITY METHOD INVESTEES - continued

The summarized financial information of equity method investees is illustrated as below:

	2011	2012
Balance sheets
Current assets	$24,173	$19,608
Non-current assets	13,093	18,363
Current liabilities	433	528
Non-current liabilities	30	30

	2010	2011	2012
Results of operations
Revenues	$6,255	$4,823	$4,904
Gross profit	2,134	2,342	2,700
Loss from operations	(2,666)	(3,816)	(555)
Net loss	$(2,293)	$(2,782)	$(9)

6	OTHER INVESTMENTS

	At December 31,
	2011	2012
Unlisted securities at cost	$21,344	$22,859
Less: other-than-temporary impairment losses recognized (note 17)	(4,010)	(6,554)
	$17,334	$16,305

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

In June 2011, the Group disposed one of its other investments held by Mavrix, whose investment cost has already been written down to nil before acquisition of Mavrix in August 2010. Accordingly, its sales proceeds of $195 is fully recognised as a gain on disposal in the consolidated statement of operations for the year ended December 31, 2011.

In September 2012, the Group further invested $1,500 into Grand Choice which accounted for under the cost method of accounting. The capital injection resulted in increase of the Group’s ownership interest from 12% to 19%. As the Group does not exercise significant influence over Grand Choice, the investment is accounted for under the cost method of accounting as of Dcecmber 31, 2012.

The unlisted investments represent investments in unlisted equity securities issued by private entities.

F - 21

7	FAIR VALUE MEASUREMENTS

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

The following table summarizes the Group's assets and liabilities measured at fair value on a recurring basis:

Fair value measurements at December 31, 2012

Quoted Prices in Active Markets (Level l)
Trading securities:
Publicly traded mutual funds in Taiwan	$76

Fair value measurements at December 31, 2011

Quoted Prices in Active Markets (Level l)
Trading securities:
Publicly traded mutual funds in Taiwan	$530

F - 22

8	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2011	2012

Buildings	$29,870	$30,588
Leasehold improvements	793	1,101
Furniture, fixtures and equipment	3,870	4,016
Motor vehicles	655	586
Plant and machinery	9,995	10,624
Total	45,183	46,915
Less: Accumulated depreciation	(12,244)	(14,594)
Property, plant and equipment, net	$32,939	$32,321

The Group has recorded depreciation expense of $1,929, $2,109 and $2,290 for the years ended December 31, 2010, 2011 and 2012, respectively.

9	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	At December 31,
	2011	2012
Cost:
Purchased software	$5,654	$6,803
Technology licenses	12,261	15,268
	17,915	22,071
Accumulated amortization:
Purchased software	(4,232)	(5,661)
Technology licenses	(3,824)	(5,591)
	(8,056)	(11,252)
IPR&D not subject to amortization	420	420
Less: Impairment loss in respect of IPR&D recognized	(420)	(420)
Acquired intangible assets, net	$9,859	$10,819

The intangible assets of the Group mainly consist of purchased software which is used to support the business administration and the electronic design automation, and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $1,901, $1,803, and $3,056 for the years ended December 31, 2010, 2011 and 2012, respectively.  Intangible asset amortization expense is estimated to be $3,182, $2,644, $2,298, $1,801 and $877 for the 2013, 2014, 2015, 2016 and 2017 fiscal years, respectively.

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

F - 23

10	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2011	2012
Accrued wages and bonuses	$2,734	$2,862
Accrued legal and professional fees	363	278
Payables for acquisition of properly, plant and equipment	1,702	898
Payables for acquisition of intangible assets	2,353	2,183
Royalty fees payable	389	912
Accrued consulting fees	250	188
Share repurchase fee payable	41	41
Payables for insurance premium	8	33
Accrued share option management fee	10	34
Customer advance	51	88
Others	704	894
	$8,605	$8,411

11	OTHER LIABILITIES

The local authorities in Zhuhai, PRC, operate certain government subsidy programs which are intended to encourage companies to invest in the high technology industry in Zhuhai.

For the year ended December 31, 2011, Actions Semiconductor Zhuhai were further granted $711 advance subsidies, the total liabilities amounted to $2,412, of which $1,954 was repayable within one year, subject to the acknowledgement by the local authorities that all conditions attached to the grant are satisfied, and $458 are repayable after 2011 and therefore are recorded in non-current liabilities.

For the year ended December 31, 2012, Actions Semiconductor Zhuhai were further granted $299 advance subsidies, the total liabilities amounted to $2,069, of which $2,056 was repayable within one year, subject to the acknowledgement by the local authorities that all conditions attached to the grant are satisfied, and $13 are repayable after 2012 and therefore are recorded in non-current liabilities.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai based on the Group's borrowing interest rate from independent financial institution was approximately $2,252 and $1,970 at December 31, 2011 and 2012, respectively.

12	SHORT-TERM BANK LOANS

Balances comprised unsecured bank loans with three different banks located in Taiwan and Hong Kong.

Loan from a bank in Taiwan

The Group has entered into loan facility agreement with a bank in Taiwan during August 2010 and is available for the Group to draw on within a year. In January 2011, the Group has drawn down the full amount of loan of $6,000. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.2% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement, which adjusted to 1.1% higher than LIBOR in April 2012, and further adjusted to 1.6% higher than LIBOR in June 2012. Effective interest rate was 1.56% and 2.08% per annum as at December 31, 2011 and 2012. The loan is repayable on May 2, 2013.

Loan from bank A in Hong Kong

The Group has entered into loan facility agreement with a bank in Hong Kong during May 2011 and is available for the Group to draw on within a year. In May 2011, the Group has drawn down the full amount of loan of $6,000 in two tranches of $3,000 in each tranche. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.1% higher than the LIBOR at the dated of inception of loan facility agreement and adjusted to 1.9% higher than the LIBOR in November 2011. The loans have been roll-over in May, August and November 2012 with floating interest rate remains at 1.9% higher than LIBOR throughout 2012. Effective interest rate was 2.29% and 2.20% per annum as at December 31, 2011 and 2012. The first tranche and second tranche of the loan is repayable on February 12, 2013 and February 19, 2013, respectively as at year ended December 31, 2012.

Loan from bank B in Hong Kong

The Group has entered into loan facility agreement with a bank in Hong Kong during December 2012 and drawn down the full amount of loan of $8,500. This bank borrowing is denominated in US Dollars, which carries fixed interest rate at 1.84% at date of inception of loan facility agreement. The loan of $8,500 together with $1,500 US Dollars have been converted into Renminbi and placed as time deposit (note 13). The loan is repayable on December 31, 2013.

There were no restrictive financial covenants associated with these loans.

F - 24

13	TIME DEPOSIT

The time deposit is denominated in Renminbi, which carries fixed interest rate at 2.58% per annum and will be matured on December 31, 2013.

14	GOODWILL

At December 31,	2011	2012

Gross goodwill	$468	$468
Less: accumulated impairment losses recognized	(468)	(468)
	$-	$-

In 2011, for Mavrix reporting unit, the Group compared its carrying value, inclusive of assigned goodwill, to its respective fair value - step 1 of the two-step impairment test. The Group estimated the fair value of these reporting units by the income approach. Significant assumptions inherent in the valuation methodologies for goodwill are employed and include, but are not limited to, prospective financial information, terminal value, and discount rates. Based on this quantitative test, the Group determined that the fair value of Mavrix reporting unit tested in 2011 was lower than its carrying amount because the management decided to cease the entire research and development project of the application for Android, which is the primarily line of business of Mavrix reporting unit, due to of technological failure and, therefore, step 2 of the two-step goodwill impairment test was performed. Under step 2 of the two-step goodwill impairment test, the Group estimated the impairment loss of goodwill by comparing the implied fair value of the Mavrix reporting unit's goodwill to the carrying amount of the Mavrix reporting unit's goodwill, which implied fair value of the Mavrix reporting unit's goodwill was calculated in a manner similar to a purchase price allocation. Based on the two-step goodwill impairment test, the Group recognized an impairment loss of $468 on the goodwill of Mavrix reporting unit for the year ended December 31, 2011.

F - 25

15	SHARE-BASED COMPENSATION

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

For the year ended December 31, 2012, forfeiture rate for share-based awards granted expected to vest has remain stable at 15%.

The fair value of each share-based award is estimated at grant date during 2012 using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31	2011	2012

Risk-free interest rate (1)	0.11% - 2.66%	0.11% - 2.66%
Expected life (2)	2-5 years	2-5 years
Expected volatility (3)	42.04%- 48.30%	39.97%-42.04%
Dividend yield (4)	Nil	Nil

(1)	Risk-free interest rate

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

(4)	Dividend yield

The dividend yield was expected to be nil based on the Company's historical dividend distribution record and its policy.

(5)	Share price

The fair value of the ordinary shares on the grant date was the closing price of the Company's stock at each grant date.

F - 26

15	SHARE-BASED COMPENSATION - continued

Stock options

A summary of stock option activity is as follows:

		Weighted	Weighted
		average	average
	Number	exercise price	fair value
	of options	per option	at grant date

Outstanding at December 31, 2010	6,962,675	$1.40	$1.22
Granted on January 25, 2011	27,000	$1.40	$1.13
Granted on December 15, 2010 but effective on May 10, 2011 (note)	812,700	$1.40	$1.12
Granted on May 10, 2011	274,000	$1.40	$1.12
Granted on August 9, 2011	532,100	$1.40	$0.79
Granted on November 8, 2011	15,000	$1.40	$0.91
Exercised	(479,196)	$1.40	$1.22
Forfeited	(777,280)	$1.40	$1.22
Expired	(10,750)	$1.40	$1.22
Outstanding at December 31, 2011	7,356,249	$1.40	$1.01
Exercised	(1,635,252)	$1.40	$1.01
Forfeited	(751,425)	$1.40	$1.01
Expired	(91,475)	$1.40	$1.01
Outstanding at December 31, 2012	4,878,097	$1.40	$1.01

Note: The stock options were approved by the shareholder and Board of Directors on May 10, 2011.

The following table summarizes information with respect to stock options outstanding at December 31, 2011 and 2012:

Options exercisable
	Options outstanding as of December 31, 2011				as of December 31, 2011
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	7,356,249	5 years	$1.40	$8,984	2,195,234	$1.40	$2,106

Options exercisable
	Options outstanding as of December 31, 2012				as of December 31, 2012
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	4,878,097	5 years	$1.40	$17,957	2,839,857	$1.40	$2,507

F - 27

As at December 31, 2012, there was $204 (2011: $1,210) of unrecognized compensation expense related to non-vested stock options that are expected to be recognized over a weighted-average period of 3 years (2011: 4 years) on a straight-line basis.

RSU

The fair value of each RSU is estimated based on the market price at grant date. RSU were first grant to the directors of the Company and senior management of the Group since May 2011. A summary of RSU activity is as follows:

	For the year ended
	December 31, 2012
		Weighted
		average
	Number	fair value
	of options	at grant date

Outstanding at December 31, 2010	-	$-
Granted on December 15, 2010 but effective on May 10, 2011 (note)	183,000	$2.36
Granted on May 10, 2011	12,000	$2.36
Granted on August 9, 2011	48,000	$1.98
Forfeited	(9,000)	$2.36
Outstanding at December 31, 2011	234,000	$2.28
Granted on January 17, 2012	100,000	$1.87
Granted on May 8, 2012	313,250	$1.69
Exercised	(31,500)	$2.28
Forfeited	(34,100)	$2.28
Outstanding at December 31, 2012	581,650	$1.93

Note: The RSU were approved by the shareholder and Board of Directors on May 10, 2011.

As at December 31, 2012, there was $190 (2011: 164) of unrecognized compensation expenses related to non-vested RSU that are expected to be recognized over a weighted-average period of 2 years (2011: 2.13 years) on a straight-line basis.

As at December 31, 2012, 3,940,253 (2011: 1,809,751) options to purchase ordinary shares or RSU were available for future grant.

F - 28

16	OTHER INCOME

Other income for 2010, 2011 and 2012 represented foreign exchange gain was $2,348, $4,066 and $1,547, respectively.

17	OTHER-THAN-TEMPORARY IMPAIRMENT

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

No other-than-temporary impairment loss was recognized for the year ended December 31, 2010 and 2011.

In 2012, the Group recorded other-than-temporary impairment losses related to two unlisted equity securities issued by two private entities ("Investees"). The management of the Group has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $803 and $1,740 have been recognized respectively and the investments in these unlisted equity securities are written down to approximately $1,500 and nil as of December 31, 2012.

F - 29

18	INCOME TAXES

The components of income (loss) before income taxes, equity in net loss of equity method investee and non-controlling interest are as follows:

	Year ended December 31,
	2010	2011	2012

Domestic	$(3,593)	$(3,659)	$(3,182)
Foreign	4,650	8,661	1,703
	$1,057	$5,002	$(1,479)

The Company is tax exempt in the Cayman Islands.

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, Actions Semiconductor Mauritius' and Artek Microelectronics (HK) Co., Limited's income are subject to taxation in Mauritius and Hong Kong, respectively; however, up to and as of December 31, 2012, both entities have not had any taxable profits.  Actions Semiconductor Shanghai, Actions Microelectronics Co., Ltd, Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation.  Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

Effective January 1, 2008, the Enterprise Income Tax of the people’s Republic of China (“EIT Law”) was implemented. The new law requires that:

1.	For all resident enterprises, domestic or foreign, the unified Enterprise Income Tax (“EIT”) rate is 25%.

2.	Enterprises that are categorized as the "High New Tech Enterprise" will have a reduced tax rate of 15%.

3.	From January 1, 2008 onwards, enterprises that enjoyed a preferential tax rate will need to adopt the new law over the next five years. Enterprises with a current preferential tax rate of 15%, would be subject to tax rates of 18%, 20%, 22%, 24% and 25% for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 respectively.

The new law allows the preferential tax treatment to be continued by enterprises up until the year when it expires.  For enterprises that have preferential tax treatment, all preferential tax treatments were required to be commenced in 2008.

F - 30

18	INCOME TAXES - continued

Actions Semiconductor Zhuhai

On August 23, 2011, Actions Semiconductor Zhuhai successfully renewed its certificate of "High New Tech Enterprises" with effective from January 1, 2011. As a result, the applicable tax rate continues to be 15% for the years ended December 31, 2011 and 2012 and the year ended December 31, 2013, and 25% thereafter, unless the Group continues its status and receives certification as a "High New Tech Enterprises" by the end of 2014.

Artek Microelectronics Shenzhen

Artek Microelectronics Shenzhen was established in the Shenzhen Special Economic Zone ("Shenzhen Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Shenzhen Economic Zone. It was subject to the tax preferential treatment and income tax rate was reduced by 50% for 2010 and 2011, therefore, income tax rates were 11% and 12% for the years ended December 31, 2010, and 2011, respectively.

On November 5, 2012, certificate of “High New Tech Enterprises” was granted to Artek Microelectronics Shenzhen, as a result, the applicable tax rate was 15% for the year ended December 31, 2012, and for the years ended December 31, 2013 and 2014, and 25% thereafter, unless the Group continues its status and receives certification as a “High New Tech Enterprises” by the end of 2015.

F - 31

18	INCOME TAXES - continued

Tax residency

Uncertainties exist with respect to how the EIT law applies to our overall operations, and more specifically, with regard to tax residency status. EIT law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered as PRC tax residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Except Mavrix, whose place of effective management is in Shanghai, the Group determined that the legal entities organized outside China should not be treated as PRC tax residents for EIT Law purposes as the places of effective management are outside China. If one or more of other legal entities organized outside China were characterized as PRC tax resident, then the additional tax cost might be significant.

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

The Company, which has subsidiaries that are tax resident in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. The Company's tax provision includes $3,189 (2011:$2,840) of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of the balance sheet date.

Actions Hong Kong and Artek Microelectronics (HK) Co., Limited are subject to Hong Kong Profits Tax at a rate of 16.5% for the years ended December 31, 2010, 2011 and 2012 respectively.

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2010	2011	2012

Current tax	$3	$451	$318
Deferred tax	419	428	454
	$422	$879	$772

F - 32

18	INCOME TAXES - continued

The Group's deferred tax assets and liabilities as at December 31, 2011 and 2012 are attributable to the following:

	At December 31,
	2011	2012
Expenditures deductible for tax purpose in future years
- Accrued legal and professional fees	$31	$28
- Accrued bonus	279	261
- Other	56	172
Tax losses	1,912	3,535
Depreciation and amortization	91	123
Total deferred tax assets	$2,369	$4,119
Valuation allowance	(1,912)	(3,535)
Deferred tax assets	457	584

Interest income taxable for tax purpose in future years	(295)	(534)
Deferred tax liability arising from withholding tax on undistributed profits	(2,840)	(3,189)
Total deferred tax liabilities	(3,135)	(3,723)
Deferred tax liabilities, net	$(2,678)	$(3,139)

The following is the analysis of deferred tax balances for reporting purposes:

	At December 31,
	2011	2012
Deferred tax assets
Current	$430	$504
Non-current	27	80
	$457	$584
Deferred tax liabilities
Current	$(295)	$(534)
Non-current	(2,840)	(3,189)
	(3,135)	(3,723)
Deferred tax liabilities, net	$(2,678)	$(3,139)

Movement of valuation allowance:

	2010	2011	2012

At the beginning of the year	$660	$1,002	$1,912
Change for the year	342	910	1,623
At the end of the year	$1,002	$1,912	$3,535

A valuation allowance has been provided for the tax loss of $10,304, $4,418 and $1,793 of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong respectively since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income. Tax loss of $197, $1,453, $2,409, $3,101 ,$7,562 and $1,793 may carry forward till 2013, 2014, 2015, 2016, 2017 and indefinitely, respectively. As the management does not believe that it is more likely than not that all of the deferred tax asset attributable to the tax losses of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong will be realized, valuation allowance of $1,002, $1,912 and $3,535 has been established as of December 31, 2010, 2011 and 2012, respectively for the related deferred tax asset of these subsidiaries

F - 33

18	INCOME TAXES - continued

The additional tax that would have been payable in the absence of the tax exemption and preferential income tax rate amounts to approximately  $473, $1,081, and $911 for the years ended December 31, 2010, 2011 and 2012, respectively. It represents a decrease in the basic and diluted earnings per ordinary share of $0.001 and $0.002 for the years ended December 31, 2010 and 2011; and an increase in the basic and diluted loss per ordinary share of $0.002 for the year ended December 31, 2012.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax expense; however, as of December 31, 2011 and 2012, there were no interest and penalties related to uncertain tax positions. The Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in the next twelve months. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2010 to 2012 and years 2006 to 2012 may be subject to examination by the PRC and Hong Kong tax authorities, respectively.

A reconciliation between the provision for income tax computed by applicable PRC enterprise income tax rate to income before income taxes, equity in net loss of equity method investees and noncontrolling interest, and actual provision for income taxes is as follows:

	Year ended December 31,
	2010	2011	2012

PRC tax rate	25%	25%	25%
Tax provision (credit) at PRC enterprise income tax rate	$264	$1,251	$(370)
Expenses not deductible for tax purpose	260	717	1,224
Share-based compensation not deductible for tax purpose	1,532	420	366
Income not taxable for tax purposes	(981)	(706)	(599)
Net change in valuation allowance	342	910	1,623
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(473)	(1,081)	(911)
Effect of the different income tax rates in other jurisdictions	(145)	(34)	21
Effect of withholding tax on undistributed earnings	229	554	349
Effect of withholding tax on American Depository Shares ("ADS") reimbursement income	-	150	150
Utilization of tax loss previously not recognized	(341)	(1,053)	(979)
Overprovision in prior year	(264)	(236)	(81)
Others	(1)	(13)	(21)
Income tax expense	$422	$879	$772

F - 34

19	NET INCOME (LOSS) PER SHARE

The calculations of basic and diluted earnings per share are computed as follows:

	For the years ended December 31,
	2010	2011	2012

Net income (loss) attributable to Actions Semiconductor Co., Ltd.	$384	$3,005	$(2,202)
Shares:
Weighted average shares outstanding used in computing basic net income (loss) per share	438,401,072	418,499,545	412,706,341
Effect of dilutive securities:
Weighted average shares from assumed exercise of share-based awards	16,167,778	15,483,560	-
Weighted average shares outstanding used in computing diluted net income (loss) per share	454,568,850	433,983,105	412,706,341
Net income (loss) per share, basic	$0.001	$0.007	$(0.005)
Net income (loss) per share, diluted	$0.001	$0.007	$(0.005)

The computation of diluted loss per share for the year ended 31 December 2012 did not assume the effect of share option and unvested awarded shares under the Company’s share incentive plan (see note 15) since their assumed conversion and exercise would result in a decrease in loss per share. No options and unvested advanced shares are excluded from calculation of diluted income per share in 2010 and 2011.

20	SEGMENT AND GEOGRAPHIC INFORMATION

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

	Year ended December 31,
	2010	2011	2012
Revenue:
MMP SoC for portable media players	$37,434	$47,168	$54,150
Testing solutions	151	317	179
	$37,585	$47,485	$54,329
Gross profit:
MMP SoC for portable media players	$14,588	$18,347	$19,143
Testing solutions	70	141	79
	$14,658	$18,488	$19,222

Geographic information

The Group operates in PRC/Hong Kong and all of the Group's long-lived assets are located in PRC/Hong Kong and substantially all of our sales are made in PRC/Hong Kong.

F - 35

21	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2010, 2011 and 2012 was $648, $455 and $342, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2011 were $213 of which $193 and $20 are payable in the years ending December 31, 2012 and 2013, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2012 were $308 of which $261 and $47 are payable in the years ending December 31, 2013 and 2014, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2011 and 2012 was $164 and $2, respectively.

F - 36

21	COMMITMENTS AND CONTINGENCIES - continued

(c)	Royalty fee commitments

The Group has entered into two royalty agreements for the use of certain technology knowhow ("Technology Knowhow") used in the Group's products.

Technology Knowhow A

As of December 31, 2009, the agreement with Technology Knowhow A provider allows the Group to have unlimited use of Technology Knowhow A with minimum quarterly royalty fee commitment of $50. The agreement was effective until September 30, 2010.

In October 2010, the Group revised the agreement, which the terms and conditions are the same as the 2009 agreement. The October 2010 new agreement is effective for period from October 1, 2010 to September 30, 2011.

In April 1, 2011, the Group early renewed its agreement, which the terms and conditions are the same as the 2010 agreement. The 2011 April new agreement replaced the 2010 agreement and is effective for period from April 1, 2011 to March 30, 2013.

Technology Knowhow B

In August 2011, the Group has entered into an agreement with Technology Knowhow B provider which allows the Group to have unlimited use of Technology Knowhow B with minimum quarterly royalty fee commitment of $94. The royalty fee is based on the total number of units shipped by the Company. The agreement is effective for period from September 8, 2011 to September 7, 2013.

The Group's total royalty expenses paid for the use of all Technology Knowhow for the years ended December 31, 2010, 2011 and 2012 amounted to $360, $715 and $715, respectively. Royalty commitment for all Technology Knowhow as of December 31, 2011 and 2012 were $813 and $269 respectively.

F - 37

22	MAJOR CUSTOMERS

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group's net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2010	2011	2012

Customer A	N/A	14%	11%
Customer B	20%	12%	N/A
Customer C	10%	N/A	N/A
Customer D	15%	10%	N/A
Customer E	20%	17%	17%
Customer F	N/A	N/A	17%
Customer H	N/A	N/A	11%
	65%	53%	56%

	Accounts receivable
	At December 31,
	2011	2012

Customer C	16%	N/A
Customer D	19%	N/A
Customer E	11%	14%
Customer F	N/A	14%
Customer G	21%	22%
Customer H	N/A	13%
	67%	63%

F - 38

23	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Employees of the Group in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution plan.  The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling.  The total provisions for these employee benefits were $1,918, $2,528, and $2,717 for the years ended December 31, 2010, 2011 and 2012, respectively.

24	MATERIAL RELATED PARTY DISCLOSURE

During the year ended December 31, 2010, 2011 and 2012, the Group recognized net sales of $7,495, $5,783 and $1,794 to G.M.I. Technology Inc. ("GMI") respectively.  As of December 31, 2011 and 2012, amount due from a related party represented an account receivable from GMI of $9 and $340 respectively.  GMI's president is an immediate family member of the Group's Director.

As of December 31, 2011 and 2012, the Group had an amount due from an equity method investee, Beijing Actions, of $64 and $79, respectively.

25	SUBSEQUENT EVENTS

In April 2013, Nann Capital increased its injected capital of which the Group also participated in the capital injection. Upon completion of this capital injection, the Group's ownership interest in Nann Capital remains at 40% and continues its significant influence in Nann Capital.

26	MAINLAND CHINA PROFIT APPROPRIATION AND RESTRICTION ON CAPITAL REPATRIATION

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary.  These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group's discretion.  These reserve funds can only be used for specific purposes and are not distributable as cash dividends.  As of December 31, 2011 and 2012, the balance of these of the Company's PRC subsidiaries reserves amounted to $13,227 and $13,656, respectively.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries is also restricted.  As of December 31, 2011 and 2012, the total amount of the restricted capital and reserves amounted to $118,167 and $124,141, respectively.

F - 39

SCHEDULE 1

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$1,882	$1,255
Amounts due from subsidiaries	12,715	14,544
Prepaid expenses and other current assets	221	191
Total current assets	14,818	15,990

Investments in subsidiaries	388,251	392,493
Investments in an equity method investee	11,428	11,478
TOTAL ASSETS	414,497	419,961

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$914	$1,902
Amounts due to subsidiaries	135,356	138,795
Total current liabilities	136,270	140,697
Payable for acquisition of intangible assets	-	475
Total liabilities	136,270	141,172
Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 408,985,092 (2011: 413,985,636) shares issued and outstanding	$1	$1
Additional paid-in capital	20,600	20,202
Accumulated other comprehensive income	32,589	35,751
Retained earnings	225,037	222,835
Total equity	278,227	278,789
TOTAL LIABILITIES AND EQUITY	$414,497	$419,961

F - 40

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2010	2011	2012
Operating expenses:
Research and development	$(1,004)	$(1,339)	$(944)
General and administrative	(2,357)	(2,269)	(2,190)
Selling and marketing	(46)	(51)	(48)
Total operating expenses	(3,407)	(3,659)	(3,182)
Loss from operations	(3,407)	(3,659)	(3,182)
Loss before income taxes	(3,407)	(3,659)	(3,182)
Income tax expenses	-	(150)	(150)
Share of net income of subsidiaries, net of taxes	4,058	6,786	1,080
Share of net (loss) income of an equity method investee	(81)	28	50
Investment loss	(186)	-	-

Net income (loss)	$384	$3,005	$(2,202)

F - 41

STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2010	2011	2012
Net income (loss)	384	3,005	(2,202)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	4,350	8,169	3,162
Unrealized loss on other investment, net of tax effects of nil, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively	(169)	-	-

Total comprehensive income	$4,565	$11,174	$960

F - 42

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

				Accumulated
				other	Accumulated
	Ordinary shares		Additional	comprehensive	retained
	Number	Amount	paid-in capital	income	earnings	Total

Balance at January 1, 2010	450,563,676	$1	$31,423	$20,239	$221,648	$273,311)

Repurchase of ordinary shares	(24,212,718)	-	(9,019)	-	-	(9,019

Share-based compensation	-	-	1,532	-	-	1,532

Exercise of stock option	1,354,350	-	316	-	-	316

Share of subsidiaries’ reserve	-	-	-	4,181	-	4,181

Net income	-	-	-	-	384	384

Balance at December 31, 2010	427,705,308	$1	$24,252	$24,420	$222,032	$270,705

Repurchase of ordinary shares	(16,594,848)	-	(6,251)	-	-	(6,251)

Share-based compensation	-	-	1,928	-	-	1,928

Exercise of share-based awards	2,875,176	-	671	-	-	671

Share of subsidiaries’ reserve	-	-	-	8,169	-	8,169

Net income	-	-	-	-	3,005	3,005

Balance at December 31, 2011	413,985,636	$1	$20,600	$32,589	$225,037	$278,227

Repurchase of ordinary shares	(14,812,056)	-	(4,166)	-	-	(4,166)

Share-based compensation	-	-	1,465	-	-	1,465

Exercise of share-based awards	9,811,512	-	2,303	-	-	2,303

Share of subsidiaries’ reserve	-	-	-	3,162	-	3,162

Net loss	-	-	-	-	(2,202)	(2,202)

Balance at December 31, 2012	408,985,092	$1	$20,202	$35,751	$222,835	$278,789

F - 43

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$384	$3,005	$(2,202)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,532	1,928	1,465
Share of net income of subsidiaries	(4,058)	(6,786)	(1,080)
Share of net loss (income) of an equity method investee	81	(28)	(50)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	88	(186)	30
Accrued expenses and other current liabilities	30	115	1,462
Amounts due to subsidiaries	16,516	15,489	3,440
Cash provided by operating activities	14,573	13,537	3,065
Investing activities:
Investment in an equity method investee	(4,405)	(7,076)	-
Increase in deposit paid for acquisition of intangible assets	(1,100)	-	-
Increase in amounts due from subsidiaries	(375)	(67)	(1,829)
Capital contribution in subsidiaries	(88)	-	-
Cash used in investing activities	(5,968)	(7,143)	(1,829)
Financing activities:
Repurchase of ordinary shares	(9,019)	(6,251)	(4,152)
Proceeds from exercise of stock options	316	671	2,289
Cash used in financing activities	(8,703)	(5,580)	(1,863)
(Decrease) increase in cash and cash equivalents	(98)	814	(627)

Cash and cash equivalents at the beginning of the year	1,166	1,068	1,882
Cash and cash equivalents at the end of the year	$1,068	$1,882	$1,255

F - 44

NOTES TO SCHEDULE 1

1	Schedule 1

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

As of December 31, 2011 and 2012, $118,167 and $124,141 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2010, 2011 and 2012.

2	Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its subsidiaries.

F - 45