Form 20-F
period 2013-12-31
Actions Semiconductor Co., Ltd.
filed 2014-04-24
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, or ADSs, pursuant to the requirements of the Securities and Exchange Commission, or the SEC.

**	The total number of Ordinary Shares outstanding as of December 31, 2013 includes 7,821,882, 22,676,244, 34,938,198, 24,212,718, 16,594,848, 14,812,056 and 11,772,294 Ordinary Shares underlying the ADSs, that the Registrant repurchased during 2007, 2008, 2009, 2010, 2011, 2012 and 2013, respectively.

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		1

FORWARD-LOOKING STATEMENTS		2

PART I		3

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		3

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		3

ITEM 3. KEY INFORMATION		3

A.	Selected Financial Data	3
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4

ITEM 4. INFORMATION ON THE COMPANY		39

A.	History and Development of the Company	39
B.	Business Overview	42
C.	Organizational Structure	63
D.	Property, Plants and Equipment	63

ITEM 4A. UNRESOLVED STAFF COMMENTS		64

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		64

A.	Operating Results	64
B.	Liquidity and Capital Resources	83
C.	Research and Development, Patents and Licenses, etc.	89
D.	Trend Information	90
E.	Off-balance Sheet Arrangements	93
F.	Tabular Disclosure of Contractual Obligations	93
G.	Safe Harbor	93

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		94

A.	Directors and Senior Management	94
B.	Compensation	96
C.	Board Practices	99

D.	Employees	99
E.	Share ownership	100

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		101

A.	Major Shareholders	101
B.	Related Party Transactions	102
C.	Interests of Experts and Counsel	102

ITEM 8. FINANCIAL INFORMATION		102

A.	Consolidated Statements and Other Financial Information	102
B.	Significant Changes	103

ITEM 9. THE OFFER AND LISTING		104
A.	Offer and Listing Details	104
B.	Plan of Distribution	105
C.	Markets	105
D.	Selling Shareholders	105
E.	Dilution	105
F.	Expense of the Issue	105

ITEM 10. ADDITIONAL INFORMATION		105

A.	Share Capital	105
B.	Memorandum and Articles of Association	105
C.	Material Contracts	119
D.	Exchange Controls	119
E.	Taxation	120
F.	Dividends and paying agents	125
G.	Statement by experts	125
H.	Documents on display	126
I.	Subsidiary Information	126

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		126

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		127

A.	Debt Securities	127
B.	Warrants and Rights	127
C.	Other Securities	127
D.	American Depositary Shares	127

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

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made based on the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board at each specified date. As of December 31, 2013 and April 18, 2014, the exchange rate for one U.S. dollar was RMB 6.0537 and RMB 6.2240, respectively. The table below indicates information concerning exchange rates between RMB and U.S. dollars for the applicable period. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

Per U.S. Dollar
	Period End	Average[1]	High	Low
2009	6.8259	6.8295	6.8176	6.8470

2010	6.6000	6.7603	6.6000	6.8330

2011	6.2939	6.4475	6.2939	6.6364

2012	6.2301	6.2990	6.2221	6.3879

2013	6.0537	6.1412	6.0537	6.2438

October 2013	6.0943	6.1032	6.0815	6.1209
November 2013	6.0922	6.0929	6.0903	6.0993
December 2013	6.0537	6.0738	6.0537	6.0927
January 2014	6.0590	6.0509	6.0402	6.0600
February 2014	6.1448	6.0816	6.0591	6.1448
March 2014	6.2164	6.1729	6.1183	6.2273
April (through April 18, 2014)	6.2240	6.2121	6.1966	6.2240

1 The annual average rates are calculated using the exchange rates on the last day of each month during the applicable year and the monthly average rates are calculated using the daily rates during the relevant period.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 20-F, including those statements contained under the captions “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “could,” “would,” “plans,” “intends,” “believes,” “expects,” “projects,” “estimates” or “anticipates,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Actions (including its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with NASDAQ, or other stock exchanges.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data and cash flow data for the three years ended December 31, 2011, 2012 and 2013 and selected balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data and cash flow data for the years ended December 31, 2009 and 2010 and selected balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except number of shares data.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the year ended December 31,
	2009		2010		2011		2012		2013
	(thousands, except share and per share data)
Revenues:
System-on-a-chip products	US$	43,937	US$	37,434	US$	47,168	US$	54,150	US$	69,256
Semiconductor product testing services		203		151		317		179		135
Total revenues		44,140		37,585		47,485		54,329		69,391
Cost of revenues:
System-on-a-chip products		(30,093)		(22,846)		(28,821)		(35,007)		(47,907)
Semiconductor product testing services		(117)		(81)		(176)		(100)		(58)
Total cost of revenues		(30,210)		(22,927)		(28,997)		(35,107)		(47,965)
Gross profit		13,930		14,658		18,488		19,222		21,426
Other operating income		918		966		1,523		896		2,170
Gain on deemed disposal of a subsidiary		1,736		—		—		—		—
Operating expenses:
Research and development		(19,295)		(17,325)		(22,086)		(23,739)		(25,994)
General and administrative		(8,812)		(8,125)		(8,786)		(8,573)		(8,764)
Selling and marketing		(1,115)		(1,208)		(1,195)		(1,281)		(2,057)
Impairment on goodwill and intangible assets		—		—		(888)		—		—
Total operating expenses		(29,222)		(26,658)		(32,955)		(33,593)		(36,815)
Loss from operations		(12,638)		(11,034)		(12,944)		(13,475)		(13,219)
Other income		(654)		2,348		4,066		1,547		2,336
Dividend income from an other investment		440		—		889		—		493
Investment income from an other investment		—		—		268		—		—
Fair value change in trading securities		40		(2)		4		2		—
Gain on disposal of an other investment		—		137		195		—		—
Interest income		10,977		9,608		12,668		13,240		12,358
Interest expense		(57)		—		(144)		(250)		(498)
Other-than-temporary impairment loss on investments		(7,407)		—		—		(2,543)		(681)
(Loss) income before income taxes, equity in net (loss) income of equity method investees and non-controlling interest		(9,299)		1,057		5,002		(1,479)		789
Income tax expense		(537)		(422)		(879)		(772)		(403)
Equity in net (loss) income of equity method investees		(826)		(781)		(1,113)		41		(264)
Remeasurement gain on equity interest on acquisition of a subsidiary		—		494		—		—		—
Net (loss) income		(10,662)		348		3,010		(2,210)		122
Add: Net loss (income) attributable to non-controlling interest		264		36		(5)		8		2
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	US$	(10,398)	US$	384	US$	3,005	US$	(2,202)	US$	124

Net (loss) income per share attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	(0.023)	US$	0.001	US$	0.007	US$	(0.005)	US$	0.000
Diluted	US$	(0.023)	US$	0.001	US$	0.007	US$	(0.005)	US$	0.000

Net (loss) income per ADS attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	(0.138)	US$	0.005	US$	0.043	US$	(0.032)	US$	0.002
Diluted	US$	(0.138)	US$	0.005	US$	0.042	US$	(0.032)	US$	0.002

Weighted-average shares used in computation:
Basic		460,812,477		438,401,072		418,499,545		412,706,341		412,103,255
Diluted		460,812,477		454,568,850		433,983,105		412,706,341		425,415,011

CASH FLOW DATA

	For the year ended December 31,
	2009		2010		2011		2012		2013
	(thousands)
Cash provided by (used in):
Operating activities	US$	27,637	US$	2,763	US$	7,265	US$	(3,296)	US$	(7,560)
Investing activities		22,127		(51,215)		(26,658)		33,791		(26,178)
Financing activities		(7,497)		2,619		7,131		6,936		13,902

BALANCE SHEET DATA

	As of December 31,
	2009		2010		2011		2012		2013
	(thousands)
Cash and cash equivalents	US$	87,706	US$	42,872	US$	33,207	US$	71,336	US$	53,263
Time deposit		62		34		—		—		347
Restricted deposits		—		—		—		10,000		27,161
Marketable securities (NIL, $14,296, NIL, NIL and NIL carried at fair value as of December 31, 2009, 2010, 2011, 2012 and 2013, respectively)		139,984		164,336		186,890		130,721		126,607
Trading securities		—		535		530		76		74
Accounts receivable, net of allowance for doubtful accounts of $723, $621, $621, NIL and NIL as of December 31, 2009, 2010, 2011, 2012 and 2013 respectively		1,891		1,844		2,794		5,950		5,782
Amount due from a related party		530		559		9		340		1,301
Amount due from an equity method investee		492		104		64		79		38
Inventories		4,501		4,832		7,477		11,979		20,278
Prepaid expenses and other current assets		1,258		3,242		1,675		4,288		3,972
Income tax recoverable		—		—		—		189		67
Deferred tax assets		371		399		430		504		416
Total current assets		236,795		218,757		233,076		235,462		239,306
Investment in equity method investees		1,577		6,401		14,246		14,329		17,843
Other investments ($420, NIL, NIL, NIL and NIL carried at fair value as of December 31, 2009, 2010, 2011, 2012 and 2013 respectively)		3,258		2,764		17,334		16,305		15,648
Marketable securities		23,773		24,831		—		11,239		17,139
Rental deposits		46		40		49		49		61
Property, plant and equipment, net		14,437		24,604		32,939		32,321		31,896
Land use right		1,546		1,554		1,593		1,584		1,588
Acquired intangible assets, net		3,625		4,318		9,859		10,819		12,218
Deposit paid for acquisition of intangible assets		—		2,408		—		—		145
Deferred tax assets		149		88		27		80		99
Goodwill		—		468		—		—		—
Total assets	US$	285,206	US$	286,233	US$	309,123	US$	322,188	US$	335,943
Total current liabilities		9,518		13,185		27,466		39,623		49,397
Other liabilities		319		83		458		13		412
Payable for acquisition of intangible assets		—		—		153		603		—
Deferred tax liabilities		2,058		2,286		2,840		3,189		3,589
Total liabilities		11,895		15,554		30,917		43,428		53,398
Total equity		273,311		270,679		278,206		278,760		282,545
Total liabilities & equity		$285,206		$286,233		$309,123		$322,188		$335,943

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

We wish to caution the readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the United States Securities and Exchange Commission, or the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Company

We derive substantially all of our revenues from our Systems-on-a-Chip, or SoCs, for tablets and portable media players, and we cannot be sure that sales of these products will be successful.

We derive substantially all of our revenues from the sales of our SoCs for tablets and portable media player applications. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or those applications will continue to remain popular with retail customers. Meanwhile, we attempt to exploit new application markets to bring us additional revenues. We continuously evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, the migration and adoption of smart phones have resulted in the increasing popularity of embedding portable media player functionality directly into smart phones. In addition, the rapid growth of smart phones and tablets has changed the market of higher end portable media players, so we are in the process of consolidating our SoCs for portable media players in mainstream and entry-level segments, and have spent most of our resources to accelerate the addition of SoCs for tablets into our product portfolio in 2012, sales of which generated almost 42% of our 2013 revenues. However, we may not be able to compete with providers of SoCs for smart phones that combine mobile phone and portable media player functionality into one SoC if such providers expand their product portfolio and compete with us in our target markets. We may also not be able to develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our new products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

·	our accurate prediction of the changing requirements of our customers;

·	our timely completion and introduction of new designs;

·	the availability of third-party manufacturing, assembly, and testing capacity;

·	the ability of our contract foundries to achieve high manufacturing yields for our products;

·	the quality, price, performance, power efficiency and size of our products relative to our competitors;

·	our management of effective sales channels;

·	our customer service capabilities and responsiveness;

·	the success of our relationships with existing and potential customers; and

·	changes in industry standards and trends.

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

Because most of our expenses are associated with our headcount, license of intellectual property or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. If our growth does not materialize, our operating results would be adversely impacted.

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

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company, or He Jian, and United Microelectronics Corporation, or UMC, manufacture almost all of our semiconductors. As a result, if He Jian and UMC were to experience any catastrophic or other event that caused it to be unable to conduct manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be unable to manufacture our semiconductors with the same yield rate, as we currently have with He Jian and UMC. As a result, we depend significantly on maintaining a strong relationship with He Jian and UMC, and these two companies’ continued ability to manufacture our semiconductor products, to maintain our revenues and customer relationships.

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

We currently rely on third-party contractors to package almost all, and to test a portion of, our mass-produced SoC products; the loss of the services of our independent testing and packaging vendors could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We use a number of different independent vendors to carry out testing and packaging functions, including Tian Shui Hua Tian Technology, Siliconware Technology, Nantong Fujitsu Microelectronics and Shen Zhen Hua Yu Semiconductor. As a result, we do not directly control our product delivery schedules or quality assurance and control. These vendors may also test and package products for other companies, including our competitors. We do not have long-term agreements with independent testing and packaging vendors that guarantee us access to capacity. We typically obtain services from our vendors on an order-by-order basis. Since we do not have long-term agreements with the independent testing and packaging vendors that we use, they may give priority to orders from other customers when demand for their service is high. If any of our vendors experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, gets acquired and restructures its business, or terminates its relationship with us, or if there is any other disruption of testing and packaging capacity, we may have to seek alternative services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new vendors. We currently estimate that it would take us six to nine months to locate and qualify a new testing and packaging vendor. Because of the amount of time that it takes us to qualify third-party testing and packaging vendors, we could experience significant delays in product shipments if we are required to find alternative vendors on short notice. In addition, we may be required to pay higher testing and packaging costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation, cause us to lose customers, and adversely affect our business and financial results.

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

We have different kinds of SoCs for tablets and portable media players and currently most of these SoCs are utilizing the processing technologies ranging from 0.18 micro to 55 nanometer. We continue to focus our efforts on transitioning our SoCs to smaller process geometry technologies in order to achieve better performance at low cost. This transition requires us to redesign certain of our products and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller micron process geometry.

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

In order to promote our sales, we may be required to extend payment terms, provide additional financing or modify payment terms for some customers, in some cases without requiring collateral. In addition, payments may not be collected until a certain period of time after our customers receive their products. We perform ongoing evaluation of our customers’ financial conditions and generally experience little difficulty collecting their payments. However, if the financial condition of our customers deteriorates and results in an impairment of their ability to make timely payments, more allowance for doubtful accounts may be required. Furthermore, if any of our customers becomes insolvent or commences bankruptcy or similar proceedings, our receivables from such customers may become uncollectible, which may lead to additional bad debt expenses for us and may adversely affect our results of operations and cash flows.

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

The principal contract foundries that manufacture our products and all of the principal subcontractors that assemble, package, and test our products are located in China, Hong Kong or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, tsunamis, snowstorms, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster, such as the magnitude 9.0 earthquake and resulting tsunami in Japan in March 2011, near our principal contract foundries or subcontractors could result in damage, power outages, nuclear radiation pollution, and other disruptions that impair their production and assembly capacity and decrease the availability of raw materials or components from suppliers and manufacturers in Japan.  In addition, the relationship between China and Japan, which is often strained due to historical reasons, in 2012 reached reportedly the lowest point since the end of World War II due to territorial disputes surrounding what are called by China as the Diaoyu Islands but known in Japan as the Senkaku Islands and has further deteriorated since then. If the tension between the two countries further escalates or even results in regional military conflicts, the availability of raw materials such as monocrystalline silicon from Japan could be materially disrupted. If Japan were to limit the export of, or China were to limit the import of, such raw materials from Japan, due to the political or military tension between the two countries, we and the entire semiconductor industry may encounter supply delays, disruptions and shortages.

Any disruption resulting from the above events could cause significant delays in the production or shipment of our products until we are able to shift our raw material sourcing, manufacturing, assembling, packaging or production testing from the affected supplier or contractor to another third-party vendor. For example, in January and February of 2008, China’s worst snowstorm in more than half a century caused a significant adverse impact on the transportation industry and the economy of China. In May 2008, a major earthquake occurred with its epicenter in Sichuan, China, causing over 69,000 known deaths and estimated property damage in excess of US$20 billion. As a result of the earthquake, the economy of China was adversely affected. Also, the 2003 outbreak of severe acute respiratory syndrome, or SARS, curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, which had a significant adverse effect on the economies of many countries in this region. In addition, since 1997, certain Asian countries, including China, have, from time to time, encountered incidents of avian influenza that resulted in several confirmed human cases and deaths and significant disruption to worker productivity. Any future outbreaks of SARS, avian influenza or other public health concerns could result in a significant negative impact on the economy in China and the Asia-Pacific region, harming our business.

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

The industry in which we operate is highly cyclical. We have had in the past and may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

·	the unpredictable timing and volume of purchase orders and cancellations from our customers;

·	the rate of acceptance of our products by our customers;

·	the rate of growth of the market for portable media players, tablets and our SoCs;

·	fluctuation and seasonality in demand for consumer electronics products;

·	increases in prices charged by contract foundries and other third-party subcontractors;

·	the availability of third-party foundry capacity;

·	the availability and pricing of other components used in our customers’ products, including NAND Flash memory and TFT-LCD panels;

·	fluctuations in our contract foundry’s manufacturing yields;

·	the difficulty of forecasting and managing our inventory and production levels;

·	our ability to successfully develop, introduce and sell new or enhanced products;

·	additions or departures of key personnel;

·	our involvement in litigation;

·	natural disasters, particularly earthquakes, snowstorms or disease outbreaks affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

·	the evolution of industry standards and introduction of new products by our competitors.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete successfully and we may lose or be unable to gain market share.

We face competition from a relatively large number of competitors in China and worldwide. Our principal competitors include ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin, Freescale, General Plus, Infotmic, Ingenic, Intel, JieLI, MediaTek, MVSilicon, Rockchips, Vmicro and WonderMedia. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design companies.

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

We believe we are a “passive foreign investment company” or PFIC, for U.S. federal income tax purposes for calendar year 2013 and in future years. Assuming we are a PFIC, U.S. investors of our ADSs are subject to certain adverse U.S. federal income tax rules.

We believe we were a PFIC, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for calendar year 2013 and believe we will be a PFIC in 2014 and for the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders. See the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of our ADSs are encouraged to consult their own tax advisers regarding the consequences of our PFIC status under U.S. federal income tax rules.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2013 were effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

A worldwide economic downturn could adversely affect the demand for our products, and in turn, our business and results of operations.

The economic and financial downturn beginning in 2009 which affected the global business, banking and financial sectors adversely affected the consumer electronics market, especially in the United States and Europe in 2011. From 2012 to 2013, Western Europe experienced instability, resulting in reduced demand. The Chinese economy is also facing certain challenges such as inflation and concerns over the possibility of a bubble in the real estate market, which may result in the suspension or decrease of consumer electronics market demand. Our customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services. There could also be a number of effects from such turmoil on our business, including continued decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counter party failures negatively impacting our treasury operations. Current uncertainty in global economic conditions also poses a risk to the overall economy that could impact our ability to manage commercial relationships with our customers, suppliers and creditors. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

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

To resolve any claim made against us, we may be required to develop alternative technology or obtain a license for the relevant intellectual property, each of which could be costly and time consuming. Licenses may not be available to us on commercially reasonable terms and conditions, or at all. We might also be required to cease using the trademark or other intellectual property under which our products were being marketed and sold. If any infringement or other intellectual property-based claim made against us by any third-party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, financial condition and results of operations could be materially and adversely affected.

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

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third-parties, which may include our competitors. Before we design our products, we discuss with our customers the proprietary technologies that we must incorporate into our SoCs and the international standards that our SoCs must meet to function in the targeted portable media player and tablet products. We then obtain licenses required to incorporate each of those proprietary technologies into SoCs that meet these standards. The combined costs of identifying and obtaining licenses from all holders of patents and copyrights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent or copyrights brings a claim for patent or copyright infringement. Any claims for indemnification that may be made could have a material adverse effect on our business, financial condition and results of operations.

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

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory and TFT- LCD display, which our customers require for manufacturing the consumer end products. For example, if our customers are unable to obtain sufficient supplies of other key components in their portable media players or tablets, the sales of our products that are also used in such devices would be adversely affected. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

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

Many industries rely on materials which are subject to regulation concerning certain minerals sourced from the Democratic Republic of Congo, or DRC, or adjoining countries. These minerals are commonly referred to as conflict minerals. Conflict minerals which may be used in the semiconductor industry or by our suppliers include Columbite-tantalite (derivative of tantalum [Ta]), Cassiterite (derivative of tin [Sn]), gold [Au], Wolframite (derivative of tungsten [W]), and Cobalt [Co]. The SEC has adopted regulations that will require companies such as ours to disclose, beginning in 2014, the use of conflict materials and to take certain steps to verify those disclosures with its suppliers. Certain of our suppliers may not be able to source all of the conflict minerals necessary to their production from outside the DRC or its adjoining countries and there can be no guarantee that we are able to obtain adequate supplies of materials needed in our production from supply chains outside the DRC and adjoining countries. A failure to maintain adequate supplies of materials from supply chains outside the DRC and adjoining countries may delay our production, increasing the risk of losing customers and business. Further, due to the complexity of our supply chain, we may not be able to trace all usage of conflict minerals and may face reputational harm resulting from making disclosure of the use of such conflict minerals.

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

Six PRC regulatory agencies promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, commonly referred to as the Merger & Acquisition Rules, or the M&A Rules, effective on September 8, 2006 and amended on June 22, 2009. In addition, on February 3, 2011, the General Office of the State Council promulgated the Notice on Launching the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rule, which became effective on March 5, 2011. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. The M&A Security Review Rule provides for certain circumstances under which foreign investors’ acquisition of Chinese companies shall be subject to national security review of the PRC government. Because we may expand our business in part by acquiring complementary businesses, complying with the requirements of the M&A Rules and the M&A Security Review Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

An unexpected slowdown in the growth of the Chinese economy may harm our growth and profitability.

Our business is primarily dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for tablets and portable media players will continue to grow with the Chinese economy. While the Chinese economy has experienced significant growth in recent years, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

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

Any future restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies. The PRC government has introduced regulations since 1996 to allow greater convertibility of the RMB, under which regulations RMB is freely convertible for current account transactions such as trade and service-related foreign exchange transactions, but not for capital account transactions such as direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to capital account transactions.

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

While the EIT Law equalizes the tax rates for foreign-invested enterprises and domestic enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as “High Technology Enterprises supported by the PRC government,” or High Technology Enterprises, whether foreign-invested enterprises or domestic enterprises. In addition, if recognized as a “Key Software Enterprise” or a “Key Integrated Circuit Design Enterprise,” a company is entitled to enjoy, among other things, 10% tax preference on EIT if no tax exemption preference is enjoyed in the current year.

Each of our principal and major PRC subsidiaries, Actions Semiconductor Co., Ltd., or Actions Semiconductor (Zhuhai), and Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), is a foreign invested enterprise. According to the EIT Law, entities that qualify as High Technology Enterprises are expected to benefit from a tax rate of 15%, as compared to the uniform tax rate of 25%.  In December 2008 and August 2011, Actions Semiconductor (Zhuhai) was certified as a High Technology Enterprise by the relevant tax authorities and became entitled to a preferential EIT rate of 15% until December 31, 2014. In December 2013, Actions Semiconductor (Zhuhai) was certified as a Key Integrated Circuit Design Enterprise by the relevant tax authorities and became entitled to a preferential EIT rate of 10% until December 31, 2014. Artek Microelectronics (Shenzhen) was also certified as a High Technology Enterprise by the relevant tax authorities and became entitled to a preferential EIT rate of 15% from January 1, 2012 to December 31, 2014.

Due to a preferential tax policy that provides for tax exemption for two years starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years and a 50% tax rate reduction for the succeeding three years, Actions Semiconductor (Zhuhai) benefited from an EIT rate of 9% for the year ended December 31, 2008, which was the fifth year after it had profits after offsetting its prior years’ tax losses, which EIT rate would otherwise have been 18% during the first year of the five-year EIT transition period. In addition, due to its certification as a High Technology Enterprise and a Key Integrated Circuit Design Enterprise, Actions Semiconductor (Zhuhai) benefited from a 15.0% EIT rate for each of the years ended December 31, 2009, 2010, 2011 and 2012, and a 10% EIT rate for the year ended December 31, 2013.

Due to a preferential tax policy that provides for tax exemption for the first two years starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years, Artek Microelectronics (Shenzhen) was exempted from income tax for the year ended December 31, 2008, which was the second year it had profits after offsetting its prior years’ tax losses, and benefited from a 10.0%, 11.0% and 12.0% EIT rate, which would otherwise be the interim 20.0%, 22.0% and 24.0% EIT rates during the five-year transition period, for the years ended December 31, 2009, 2010 and 2011, respectively. In addition, due to its certification as a High Technology Enterprise, Artek Microelectronics (Shenzhen) was entitled to a 15.0% EIT rate for the year ended December 31, 2012 and 2013. There can be no assurances that any of our PRC subsidiaries will continue to qualify as High Technology Enterprises in the future and benefit from such preferential EIT rate. For more information regarding the impact of the EIT Law on us, see also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

We may be deemed a Chinese resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

Under the EIT Law, if any enterprise incorporated outside the PRC has its “de facto management body” located within the PRC, such enterprise may be recognized as a PRC resident enterprise and be subject to the unified EIT rate of 25%. On December 6, 2007, the Implementation Rules of the EIT Law were promulgated, which rules defined the “de facto management body” as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Further, on April 22, 2009, the PRC State Administration of Tax, or SAT, issued a Notice on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard, or the April Notice, which took effect retrospectively on January 1, 2008. According to the April Notice, any company established pursuant to laws and regulations other than PRC laws but that is controlled by companies or company groups within China shall be deemed as a resident enterprise for PRC tax purposes if all the following conditions are met: (i) the senior management in charge of the daily operation and management of the company is based within China or the premises where the senior management performs its duties are located within China; (ii) the financial matters (such as raising funds, financing or financial risk management) and human resources matters (such as appointment and dismissal of employees or their payrolls) are decided by companies or individuals within China or require approval from companies or individuals within China; (iii) material assets, books and accounts, company seal and meeting minutes of board meetings or shareholder meetings are kept or placed within China; and (iv) half or more of the directors with voting rights or senior management habitually reside within China. According to this April Notice, in determining the location of de facto management, “substance over form” principle should be followed. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of the April Notice. Bulletin 45 clarifies certain issues related to determining PRC resident enterprise status of PRC controlled enterprises, post-determination administration and which competent tax authorities are responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. Because the April Notice was issued to regulate PRC tax resident determination of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in the notice can only be used for reference purposes. The PRC tax authorities can determine whether or not certain offshore companies shall be deemed as resident enterprises for PRC tax purposes.

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

According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from EIT except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, it remains unclear whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from EIT. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and non-resident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC EIT rate and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements.

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

On October 21, 2005, SAFE promulgated Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Financing and Roundtrip Investment Conducted by PRC Residents via Special-Purpose Companies, which requires PRC residents (which includes PRC individual residents and PRC corporate entities that registered in PRC) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register with local branches of SAFE in connection with their incorporation or control of the offshore company established for the special purpose of overseas equity financing involving a roundtrip investment whereby the offshore company acquires or controls onshore assets or equity interests held by the PRC residents. In addition, such PRC residents are required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or providing guarantee to third party. If any PRC resident shareholders fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar so that the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 36.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2013. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may be partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB.

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

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have very limited derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2011, 2012 and 2013, the rate of return on our RMB cash deposit was 6.1%, 6.2% and 5.6%, respectively. As a result of the Chinese government’s alternate efforts to curb inflation or stimulate economy, interest rates have often fluctuated. For example, China’s central bank raised interest rates three times in 2011 due to China’s relatively high inflation rate in 2011 but then decreased interest rates twice in 2012. At the beginning of 2012, the China Banking Regulatory Commission imposed certain limitations on the amount of new loans to be granted by commercial banks in China to minimize the risk of defaults. In 2013, the money market was further tightened, resulting in a shortage of funds for many banks in June and December. In addition, China’s central bank launched interest rate liberalization in July 2013 and cancelled the ceiling and floor which used to limit the fluctuation of commercial banks’ lending rates. Changes in policies and market conditions such as the above may have a direct or indirect material adverse impact on the interest rates offered by banks and other financial institutions and in turn may adversely affect the interest income generated from our financial investments in financial institutions. Further, if there is any future uncertainty in global economic and market conditions, a decreasing interest rate might adversely affect our interest income and in turn impact our net income.

The systematic credit risks among banking and financial institutions in China and worldwide may negatively impact our results of cash management and eventually shareholder’s equity.

As of December 31, 2013, we had marketable securities, current and non-current, of US$143.7 million. These marketable securities were principally investments with guaranteed high interest rates and mainly 3 to 24 month terms. Most of them were issued, managed or guaranteed by state-owned banks or financial institutions in China. The Chinese government has been closely supervising its state-owned banks and financial institutions since the global financial crisis in 2008 and does not allow any delinquencies in credit guaranteed by them. However, if the Chinese government relaxes its discipline on its banking and financial systems, the systematic credit risks may cause our investments in marketable securities or the returns on such investments to become uncollectible, impacting our results of cash management, and eventually deteriorating shareholder’s equity.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

 Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.

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

Proceedings instituted recently by the SEC against five Mainland China-based accounting firms, including the affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and the Sarbanes-Oxley Act of 2002 against the Mainland Chinese affiliates of the ‘‘big four’’ accounting firms (including the Mainland Chinese affiliate of our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in Mainland China are not in a position to lawfully produce documents directly to the SEC pursuant to the SEC’s request because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the administrative proceedings affect equally all audit firms based in Mainland China and all China-based businesses with securities listed in the United States.

In January 2014, an administrative judge at the SEC reached an Initial Decision that the “big four” accounting firms in Mainland China should be barred from practicing before the SEC for six months. Although the principal auditor of our financial statements is Deloitte Touche Tohmatsu in Hong Kong which is not subject to the proceedings or the Initial Decision, our auditors use their Mainland China affiliate to assist in the auditing of the Mainland China components of our operations. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate sanctions, if any, to be placed on these accounting firms. Once such a determination by the SEC Commissioners was made, the accounting firms would have a further right to appeal to the United States federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major Mainland China operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

We are a fabless semiconductor company that engages primarily in the businesses of designing, developing and marketing integrated platform systems, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable multimedia players. While we believe that we qualify as a research and development company under rules promulgated under the 1940 Act, the SEC may not agree with our analysis. Specifically, even though, the value of our investment securities constituted approximately 52.8% of our total assets (exclusive of U.S. government securities or cash items) on an unconsolidated basis as of December 31, 2013, we do not believe that we are an investment company because we believe that we qualify as a research and development company under rules promulgated under the 1940 Act as a result of the following:

(i)	our research and development expenses, for the last four fiscal quarters combined, account for 70.6%, a substantial percentage of our total expenses for the same period;

(ii)	our net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of our research and development expenses for the same period;

(iii)	our expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters, combined, do not exceed 5% of our total expenses for the same period;

(iv)	our investments in securities are capital preservation investments, except that no more than 25% of our total assets may consist of other investments, provided that at least 75% of such other investments are investments made pursuant to a collaborative research and development arrangement;

(v)	we do not hold ourselves out as being engaged in the business of investing, reinvesting or trading in securities, and we are not a special situation investment company;

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

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen) and Shanghai Actions Semiconductor Co., Ltd., or Shanghai Actions. Most or all of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of United States courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or our directors and officers predicated upon the securities laws of the United States or any state, on the ground that such provisions are penal in nature.

The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing price of our ADSs on the NASDAQ Global Market has ranged from US$12.24 to US$1.34 per ADS and the last reported sale price on April 23, 2014 was US$2.33. Our ADSs price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many ADS issuers with a majority of operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

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

We, Actions Semiconductor Co., Ltd., or Actions Cayman, are an exempted company incorporated under the Companies Law (2013 Revision), as amended, of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., originally established as a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. In 2010, we switched Actions Semiconductor (Mauritius) to a “category 1” global business company to be qualified as a resident company in Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 1 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

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

In 2014, we intend to streamline our corporate structure by placing most of our manufacturing, research and sales entities, including Artek Microelectronics (Shenzhen) and Shanghai Mavrix, under the common control of Actions Semiconductor (Zhuhai). By streamlining our reporting lines, we can more thoroughly assess our intellectual property portfolio, set clearer goals and responsibilities for our engineers and design better incentive system to reward our employees. A streamlined corporate structure may also open opportunities for us to license our intellectual property, enter into joint ventures and otherwise better monetize our intellectual property portfolio and talent pool.

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

B.           Business Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players and smart handheld devices such as tablets. We provide integrated platform solutions to tablet and portable media player manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products. Due to the following reasons, our integrated platform solutions enable our customers to rapidly bring their final products to market with a minimum level of technology investment:

•	Our integrated platform solutions, which comprise SoCs, firmware, software development tools and reference designs, obviate the need for our customers to invest in costly and time-consuming internal firmware and software development for their products, or to source them from multiple suppliers.

•	Our network of third-party value-added distributors and applications developers enable our customers to quickly introduce products with differentiated features and to cost-effectively customize our solutions.

•	Our mixed-signal design capabilities allow us to integrate analog and digital components using a compact system architecture in our portable media player SoCs, and enable our customers to reduce their overall costs and produce smaller, more power-efficient portable products.

•	Our proximity to the China-based manufacturers of tablets and portable media players and presence in the rapidly evolving China market for tablets and portable media players enable us to better identify market trends and align our product development efforts with these market trends.

We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market leadership in SoC products and platform solutions for the development of tablets and portable media players through investing in technology development, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Industry Background

Tablets and portable media players are both battery-powered, portable consumer electronic devices that can capture, store and play digital media files such as compressed audio, image and video files.

Portable media players are featured with a wide range of industry audio compression technologies, the most popular of which include AAC, APE, FLAC, MP3, Ogg Vorbis and WMA, and video compression technologies such as AMV, FLV, H.264/265, MPEG2/4 and WMV. Portable media players are consumer electronics products with dedicated audio players and integrated digital audio/video players currently being the two most popular products in this category.

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

While we still gained steadily a majority of our revenue and profit from the portable media player market in recent annual periods, including 2013, this market has witnessed a decrease in demand since 2009. On the other hand, the tablet market has recently entered a period of rapid growth, and we believe that several factors will continue to drive this growth in demand for tablets, including:

•	Product Awareness: Due to the promotional and marketing efforts of internationally recognized manufacturers such as Apple and Samsung, consumers worldwide have started to recognize the concept and benefit of tablets. We believe this influence has only begun to expand from the U.S. and European Union markets to various emerging markets, and that this will drive significant increased demand for tablets in the near future.

•	Software Applications: The rapid growth of tablets and smartphones has resulted in the development of a rapidly growing ecosystem of software applications geared towards this market, with an increasing amount of software companies entering and developing their own software applications. We believe that the tablets’ ability to download and utilize software applications coupled with a rapidly developing software application ecosystem will continue to stimulate consumer demand for tablets.

•	Supply Chain and Price Point: The components used in tablets are in many respects similar to those used in portable media players, with the major difference being the tablets’ larger screen size, touch panel and WiFi/3G RF module. While the tablets do require more precise production quality, this supply chain has been rapidly developing, particularly in Southern China, since the second half of 2011, and is maturing rapidly. With a mature supply chain, the industry is able to deliver 7-inch tablets at a retail price point below US$80 each with good performance and stable quality. Together with the above two factors, this price point has stimulated increasing user demand from consumers who cannot afford higher-end tablets produced by manufacturers such as Apple and Samsung, especially in the emerging markets.

In order to keep up with the trend in the current market, in 2012 we started to add SoCs for tablets to our product line. In the first quarter of 2012, we launched the first single-core tablet SoC (ATM7013) and, to quickly catch up with the multi-core trend in the tablet market, we also designed and launched the first multi-core tablet SoC (ATM7029) before the end of 2012. In the second half of 2013, we launched our dual-core tablet SoC (ATM7021) for the entry segment and another high performance quad-core tablet SoC (ATM7039) to penetrate the high-end market segment.

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

Products and Technology

We provide a variety of solutions along the tablet and portable media player design and manufacturing value chain. For most of our value-added distributor customers and certain more sophisticated contract manufacturer and brand owner customers, we provide our SoCs and solution development kits, or SDKs. For less sophisticated customers, we provide our total solutions that consist of our SoCs, SDKs as well as reference designs that include detailed specifications of other required components and references to the providers of those components, which together allow these customers to assemble a complete portable media player or tablet.

Our capability to provide total solutions is the result of our detailed knowledge of the manufacturing technology along the different points of the design and manufacturing value chain. By applying that knowledge, we can mix, match and combine our solutions to fit the diverse needs of our customer base.

System-on-a-Chip (SoC)

The functionality of both tablets and portable media players is largely determined by the SoC controller, which together with memory components constitute a significant portion of a portable media player’s or a tablet’s total cost. The slim size and the drive to minimize cost for portable media players and tablets usually require the manufacturers to use as few SoCs as possible. In addition, the entire system still requires other digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers. We are one of the few fabless SoC design companies who owns mixed mode and power management unit, or PMU, design capability. Our SoCs for portable media players are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a PMU and other components all within one chip. With respect to SoCs for the tablet market, we provide a primary SoC and a companion chip which integrates audio codecs and a PMU as a bundled set. By providing this bundled set, we are able to provide customers with slim and cost effective products, while maintaining good performance and low power consumption.

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

The following table sets forth major SoCs we have introduced and shipped from 2011 to the first quarter of 2014.

Targeted Application	Product No.	Key Features	Month Introduced
Tablet	ATM7029B	1.3GHz quad-core CPU, SGX540 3D GPU up to 550Mhz, Android OS 4.4 or higher, 1080P@60fps video decoder/encoder,BGA359 packaging	December 2013
	ATM7039	1.6G quad-core CPU, SGX544 3D graphic, Android OS 4.4 or higher, 1080P@60fps video decoder/encoder, HDMI1.4, CMOS sensor,60bit ECC, 60 bit DDR up to 533Mhz, BGA544 packaging	October 2013

	ATM7021	1.3G dual-core CPU,SGX540 3D graphic up to 500Mhz, Android OS 4.4 or higher, 1080P@30fps video decoder/encoder, HDMI1.4, CMOS sensor, 60bit ECC, LQFP176EPAD packaging	July 2013
	ATM7013	1.2G CPU+3D graphic, Android OS, 1080P video decoder/encoder, AVOUT/HDMI, CMOS sensor, 60bit ECC, LQFP216 packaging	March 2012
MP4	ATV6003	720P Video Decoder, HDMI, 40bit ECC, LQFP128 packaging	December 2013
	ATJ2273C	720P Video Decoder, CPU / RGB LCD + AV/YPbPr, 60bit ECC NAND Flash supporting, LQFP128 packaging	December 2012
	ATJ2257D	VGA Decoder & Encoder, CPU/RGB LCD, TP, up to VGA 25fps, Sensor, TV Out, 60bit ECC, LQFP144 packaging	October 2011
	ATJ2289B	1080P Video Decoder, AV/YPbPr/HDMI TV Out, CMOS Sensor, Flash UI, Flash Game, USB Host, TP, 40bit ECC, LQFP176 packaging	September 2011
	ATJ2237D	TV Out, CMOS Sensor, CPU LCD , 8/16bit Game Simulator, 60Bit ECC, LQFP128 packaging	June 2011
	ATJ2283A	1080P Video Decoder, AV/YPbPr, 40bit ECC (Error Correcting Code), LQFP128 packaging	April 2011
	ATJ2285A	1080P Video Decoder, AV/YPbPr/HDMI TV Out, Flash UI (User Interface), Flash Game, USB Host, TP (Transport Program), 40bit ECC, LQFP176 packaging	March 2011
	ATJ2273B	720P Video Decoder, CPU / RGB LCD + AV/YPbPr, 40bit ECC, LQFP128 packaging	February 2011
MP3	AK2119C	MP3, WMA, FM Radio, Voice Recording, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm), 8wire-card, 40bit ECC flash	August 2013

	ATJ3310C	MP3, WMA, USB high speed, LQFP48 (7*7mm), 40bit ECC flash	March 2013
	AK2117C	MP3, WMA, FM Radio, Voice Recording, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm), 4wire-card, 40bit ECC flash	March 2013
	ATJ3315C	LQFP64 card, 40bit ECC flash, Li(7*7mm), 4wire	December 2012

	ATJ2127	Full Audio format decode, 60bit ECC NAND Flash support	November 2012

Car Audio Dongle	ATJ3003C	MP3, WMA, FM Transmit I/F, Host, Nand flash, Card, 40Bit ECC, LQFP48 packaging	August 2013
	ATS2800	MP3, WMA, FM Receiver I/F, OTP, Host, 1wire-card, LQFP64 packaging	September 2011
	AK3027T	MP3, WMA, OGG, APE, DRM 10, FM Radio, Voice Recording, SRS, Picture browse, AMV, AVI (MJPEG), FM Transmit integrated, LQFP64, 4wire-card, 24bit ECC	March 2011
	ATJ2000	MP3, WMA, FM Transmit I/F, OTP, Host, 1wire-card, LQFP48 packaging	January 2011
Boom-Box	ATS2511	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 1wire-card, LQFP32 packaging, TTS function , no display	February 2014
	ATS2513	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 1wire-card, LQFP64 packaging, TTS function	February 2014
	ATS2500	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP48 packaging, Karaoke & TTS function	April 2012
	ATS2506	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP64 packaging, Karaoke & TTS function	January 2012
	ATS2300	MP3, WMA, FM Receiver I/F, OTP, Host, 1wire-card, LQFP32 packaging	September 2011

	ATS2301	MP3, WMA, FM Receiver I/F, OTP, Host, 1wire-card, LQFP64 packaging	September 2011
	ATS2503	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP64 packaging	January 2011
Bluetooth	ATS2805A	Bluetooth2.1+EDR ( A2DP, HFP, AVRCP ), MP3, WMA, APE, FLAC, WAV, FM reserver I/F, RTC (Real-Time Clock,Alarm), SD/MMC Card reader, Host, NorFlash, QFN56 packaging	August 2013

 Solution Development Kits

Our solution development kits, or SDKs, include the embedded firmware code, software tools and documentation necessary to utilize our SoCs in tablets and portable media players. Our firmware utilizes an embedded structure design with standard interface that allows our customers to pick and choose functionalities and add new device drivers, which in turn lowers the complexity they face in developing their new products and accelerates the time-to-market for their products. Our manufacturing software tools also allow our customers to quickly mass produce their products based on our turnkey process. The principal features of our SDKs include the capability to:

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

Reference Designs

Our total solutions include our SoCs, SDKs and reference designs that include detailed specifications of other required components and references to the providers of those components, which, together, allow those customers to assemble a complete tablet or portable media player. Our total solutions enable our customers to minimize the time and effort associated with design, development and production of new products.

Customers and Sales

We sell our products in China and world-wide through distribution arrangements and through our direct sales force to value-added distributors, contract manufacturers and brand owners. Though the substantial majority of our sales are made directly to value-added distributors, we consider all members of the tablet and portable media player design and manufacturing chain, including the brand owners and contract manufacturers, to be important customers as they may also be involved in the system design and the selection of the integrated platform provider. Brand owners and contract manufacturers often lack the comprehensive in-house design capabilities required to address the market need for increased functionality and the industry trend towards shorter product life cycles. As a result, they generally depend on value-added distributors and integrated platform providers like us to provide total solutions.

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

In 2012, our top five customers included LXD (HK) Technology, TCH (HK) Technology, LeeYin (HK) Tech, LingXin Tech and XinLianXin Tech, all of which are value-added distributors and collectively accounted for approximately 64% of our revenues.  In 2013, our top five customers included LXD (HK) Technology, YuCheng (HK) Technology, TCH (HK) Technology, LingXin Tech and XinLianXin Tech, all of which are value-added distributors and collectively accounted for approximately 60% of our revenues.

Our sales to customers in the PRC accounted for approximately 4.6%, 13% and 22.5% of our revenues in 2011, 2012 and 2013, respectively. Export sales to our customers in Hong Kong accounted for approximately 95.4%, 87% and 77.5% of our revenues in 2011, 2012 and 2013, respectively. We anticipate that all of our revenue will continue to be represented by sales to customers in Hong Kong and the PRC.

Marketing

Our marketing group focuses its efforts on product strategy, new product introduction, demand assessment and competitive analysis. Our marketing group works closely with our value-added distributors and contract manufacturer customers to better align our product development efforts with the requirements of the brand owners. In addition, through in-person visits and participation at international expositions and trade shows like Hong Kong Electronic Show, Computex and CES, our marketing group interacts frequently with owners of brands ranging from first-tier international brands to local white box brands in China, Taiwan, US, Europe and Southern Asia. We also hold product introduction seminars with our value-added distributor, contract manufacturer and brand owner customers whenever we have a major breakthrough in product development. Our marketing group monitors our sales and the inventory levels of our customers to allocate our shipments. In addition, our marketing group collaborates with our customers in product development strategies and strategic marketing. We have been able to leverage our position at the beginning of the portable media player and tablet design and manufacturing value chain to organize group purchases and negotiate volume discounts for our downstream customers who require other portable media player or tablet components, such as flash memory, LCD or OLED displays, touch panels, WiFi/3G modules to build their end-products. Our marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our research and development department as well as with our brand owner customers.

As of December 31, 2013, we had a total of 18 direct sales and marketing employees, most of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players and tablets to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China, allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2013, our technology service center employed 358 field application engineers, 251 of whom were located in Zhuhai, 74 of whom were located in Shanghai, and 33 of whom were located in Shenzhen. We plan to increase the number of our application engineers as we continue to grow our business.

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

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first-hand knowledge of the manufacturing process. We conducted approximately 98%, 97% and 84%of the testing of our silicon wafers internally in 2011, 2012 and 2013, respectively, and approximately 80%, 70% and 76% of the testing of our final SoC products internally in 2011, 2012 and 2013, respectively. We will closely evaluate our in-house testing capacity to ensure the most cost-effective combination between on-site and out-sourced testing.

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

Intellectual Property

As of December 31, 2013, we held 143 issued patents and had 81 pending patent applications in the PRC, 9 issued patents and 9 pending patent applications in the United States, and 1 issued patent and 15 pending patent applications in the European Union. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. In addition, we have filed 3 layout design applications and own 14 registered layout designs, 1 registered works of fine art copyright and 24 registered computer software copyrights in the PRC.

We held 53 registered trademarks and 7 pending trademark applications in the PRC as of December 31, 2013. In addition, we also held 6 registered trademarks in Hong Kong, 4 in Taiwan, 4 in the United States, 4 in the European Union, 3 in Australia, 3 in Russia, 2 in Brazil, 3 in Korea, 3 in Singapore, 2 in Japan, 3 in Canada and 1 in India and 3 pending trademark applications in India and 1 in Brazil, 1 in United States and 1 in the European Union as of December 31, 2013. Our trademarks include Actions, Actions Semiconductor, and the Actions Semiconductor logo. These trademarks remain valid while we continue to use and renew them.

We have established an intellectual property rights, or IPR, department which serves our entire organization and undertakes patent application, trademark registration, integrated circuit layout design registration, software copyright registration, and related legal affairs. As of December 31, 2013, we had 5 in-house intellectual property legal counsels and engineers who worked closely with all departments including marketing, research and development and had extensive connections with external law firms and intellectual property offices.

Competition

The market for SoCs for portable media players and tablets is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin, Freescale, General Plus, Infotmic, Ingenic, Intel, JieLI, MVSilicon, Rockchips, Vmicro and WonderMedia. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally that are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different from the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

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

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue, or the Guidance Catalogue, issued on December 24, 2011 by the PRC Ministry of Commerce and the PRC National Development and Reform Commission, or the NDRC, and went effective on January 30, 2012, digital audio and video codec equipment, integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the above-mentioned business activities currently conducted by Actions Semiconductor (Zhuhai) and our other subsidiaries within the PRC.

Integrated Circuit Design and Software Development

Pursuant to the Several Policies on Encouragement of Development of Software and Integrated Circuit Industries, or the Encouragement Policies, promulgated by the PRC State Council on June 24, 2000 and effective as of the same date, certified software enterprises can enjoy various incentive polices relating to investment and financing, taxation, industrial technologies, exports, income distribution and protection of intellectual property rights. For example, certified software enterprises are exempt from tariffs on their imported manufacturing equipment for self-use. Certified integrated circuit design enterprises are treated in the same manner as certified software enterprises and therefore can enjoy the incentive polices available to certified software enterprises under the Encouragement Policies.

Certification of software enterprises is governed by the Tentative Standards and Administrative Measures on Certification of Software Enterprises, or the Software Certification Measures, issued by the PRC Ministry of Industry and Information Technology, or MIIT, which was formerly called Ministry of Information and Industry prior to June 29, 2008, the PRC Ministry of Education, the PRC Ministry of Science and Technologies and the SAT on October 16, 2000 and effective as of the same date. Pursuant to the Software Certification Measures, software products are defined as software embedded in computer software, information systems or equipment provided to users or computer software provided in conjunction with the provision of computer information system integration or application services or other technical services. The MIIT is responsible for the nationwide administration of such certification, and relevant software industrial associations or other associations authorized by the MIIT are the certification organizations of software enterprises. Actions Semiconductor (Zhuhai) has been certified as a software enterprise from 2003 to 2013, and is subject to annual inspection.

The Administrative Measures on Certification of Software Enterprises, or the New Software Certification Measures, was issued by the MIIT, the NDRC, the PRC Ministry of Finance, or the MOF, and the PRC State Administration of Taxation, or SAT, on February 26, 2013 and became effective on April 1, 2013. The New Software Certification Measures included, among other things, changes to the definition of software enterprises and the removal of software industrial associations as certification authorities. The Software Certification Measures remain effective, provided that the New Software Certification Measures shall prevail to the extent there is any inconsistency with the Software Certification Measures.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products, or the Old IC Design Certification Measures, issued by the MIIT and the SAT on March 27, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MIIT and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MIIT. Final verification and approval must be given by the MIIT in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT.

On December 3, 2013, MIIT, the NDRC, Ministry of Finance and SAT jointly issued a new measure on the IC design certification, or the New IC Design Certification Measure, which came into effect on January 1, 2014 and abolished the Old IC Design Certification Measures on the same day. The New IC Design Certification Measures included, among other things, changes to the requirement for the recognition of IC design enterprise. Actions Semiconductor (Zhuhai) has been certified as an integrated circuit design enterprise from 2005 to 2013, and is subject to annual inspection.

  NDRC, MIIT, Ministry of Finance, Ministry of Commerce and SAT jointly issued the Trial Measures for the Administration over the Recognition of Key Software Enterprises and Integrated Circuit Design Enterprises under State Planned Layout on August 9, 2012, or the Recognition of Key Integrated Circuit Design Enterprises, pursuant to Taxation on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry which was jointly issued by Ministry of Finance and SAT on April 20, 2012 and became effective retrospectively on January 1, 2011. Once recognized as a Key Software Enterprise or a Key Integrated Circuit Design Enterprise, a company is entitled to enjoy, among other things, 10% tax preference on EIT if no tax exemption preference is enjoyed in the current year. Actions Semiconductor (Zhuhai) has been certified as a Key Integrated Circuit Design Enterprise for year 2011-2012 and 2013-2014 consecutively.

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

Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents, copyrights, trade secrets, trade name, domain name and other intellectual property rights. China has adhered to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Integrated circuit diagram designs are specifically protected under the Protection Regulations for Integrated Circuit Diagram Design promulgated by the State Council on April 2, 2001 and effective as of October 1, 2001 and their Implementation Rules issued by the PRC State Intellectual Property Office, or the SIPO, on September 18, 2001 and effective as of October 1, 2001. The integrated circuit diagram designs, which are eligible to obtain protection in China, need to satisfy the character of inventiveness. In the meantime, only the integrated circuit diagram designs that have been registered with the relevant Chinese intellectual property authorities are protectable under the Protection Regulations for Integrated Circuit Diagram Design. The protection period of an integrated circuit diagram design is ten years from the earlier of (i) the date of filing application for such protection or (ii) the date of such integrated circuit diagram design is first put into commercial use. However, an integrated circuit diagram design will not be protected under the regulations after fifteen years of its invention, regardless of whether it has been registered or put into commercial use.

Registered trademarks are protected under the Trademark Law amended by the Standing Committee of National People’s Congress, or the SCNPC, on October 27, 2001 and effective as of December 1, 2001. A trademark registration is valid for ten years, and such ten-year period can be renewed. The Chinese trademark law adopts a first-to-file policy, exception only allows to well-known trademark.

Registered patents are protected under the Patent Law amended by SCNPC on December 27, 2008 and effective as of October 1, 2009. Under the Patent Law, patents are divided into three categories: specifically invention patent, utility models and design patent, which can be registered with the SIPO. The protection period for invention patent is 20 years, and the protection period for utility models and design patent is 10 years. Unlike trademark registration, patent rights could not be renewed.

The SCNPC amended the Copyright Law on February 26, 2010, which amendment went effective as of April 1, 2010, pursuant to which certain engineering and product designs and software are eligible for copyright protection. In addition, copyrights for computer software are specifically protected under the Protection Regulations issued by the State Council on December 20, 2001 and amended on January 30, 2013. An author of work will own the copyright of his work once it is completed, regardless of whether it is registered. However, the China Copyright Protection Center does provide an option to copyright owners for voluntary registration of copyright ownership of their work and/or computer software. The term of a copyright is the author’s life plus fifty years. Where a work is created jointly, such term shall be fifty years after the death of the last surviving author.

The PRC Anti-Unfair Competition Law provides protection to trade secret, know-how, trade name and remedies against any unfair competition behaviors. Under the law, if there is no registered intellectual property right that can be relied on, a court would examine whether there is any act of unfair competition in which scenario there needs to be a high threshold of evidence in order for the court to reach a conviction.

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

According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from EIT except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, it remains unclear whether we, Actions Semiconductor Co., Ltd., and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from EIT. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and nonresident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC EIT rate and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements. Please also see “Item 3.D. Risk Factors – Risks Related to Doing Business in China – Dividends we receive from our non-PRC resident subsidiaries and dividends payable by us to our foreign investors and gain on the sale of our Shares may become subject to withholding taxes under PRC tax laws.”

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

We and our PRC employees who had been granted stock options became subject to the Stock Option Rule commencing from the date on which we became an overseas listed company.

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

Similar to the Stock Option Rule, the New Stock Option Rule requires that the annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises be subject to the approval of SAFE. The New Stock Option Rule further requires that the material amendments of the stock incentive plan shall be filed with SAFE within three months following the occurrence of the material amendments. The domestic agent shall also make a quarterly update to SAFE to disclose the information with respect to the stock option exercises, the stock holding and foreign exchange matters. If the domestic employees or the domestic agent fails to comply with the requirements of the New Stock Option Rule, SAFE may take regulatory measures and even impose administrative penalties that SAFE deems appropriate.

In addition, on March 28, 2005, the MOF and the SAT issued the Circular on Issues Regarding Assessment of Individual Income Tax in respect of Stock Options Granted to Individuals. On September 30, 2006, the SAT issued the Supplemental Circular on Issues Regarding Assessment of Individual Income Tax in respect of Stock Options Granted to Individuals. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

M&A Rules

On August 8, 2006, the Ministry of Commerce, the CSRC and four other PRC authorities at the state level promulgated the M&A Rules, which came into effect on September 8, 2006. The M&A Rules were later revised and amended on June 22, 2009.

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

On February 3, 2011, the General Office of the State Council promulgated the M&A Security Review Rule, which became effective on March 5, 2011. The M&A Security Review Rule provides for certain circumstances under which foreign investors’ acquisition of domestic enterprises shall be subject to security review of the PRC governments. The security review assesses the impact of the acquisition on national security, stable operation of national economy, basic livelihood of the people, and research and development capacity for key technologies related to the national security.

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

Regulations on Labor

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008 and which was amended on December 28, 2012 with effectiveness from July 1, 2013. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. The regulations include specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination, labor dispatch and collective bargaining. According to the Labor Contract Law, at the request of an employee, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee continues to work for the employer consecutively over 10 years, under which circumstances the employee can still be terminated for a cause permitted by law. The employer has to compensate the employee upon the expiration of a fixed-term labor contract that is not renewed, unless the non-renewal is due to the employee’s refusal to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to compensate an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. On November 30, 2011, the PRC Ministry of Human Resources and Social Security issued the Rules on Labor Dispute and Mediation of Enterprises, which became effective on January 1, 2012. These rules encourage large and medium-size enterprises to establish a mediation committee to deal with the employer-employee disputes. We are considered a large-size enterprise under these rules, and presently we have not established such a mediation committee.

Seasonality

For a discussion of the seasonal factors affecting our business, see “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Seasonality of the demand for our products.”

C.	Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of March 31, 2014.

Actions Semiconductor Co., Ltd. (Cayman Islands) July 27, 2005
100%
Actions Semiconductor Co., Ltd. (Republic of Mauritius) November 16, 2001
100%
Actions Technology(HK) Co., Ltd. (Hong Kong SAR) January 13, 1999
100%
Artek Microelectronics Co., Ltd. (HK) (Hong Kong SAR) January 16, 2006
100%
Actions Microelectronics Co., Ltd. (Hong Kong SAR) August 17, 2007
100%
Actions Capital Investment Inc. (BVI) February 10, 2006
100%
Actions Semiconductor Co., Ltd. (Zhuhai, China) December 28, 2001
100%
Shanghai Actions Semiconductor Co., Ltd. (Shanghai, China) March 27, 2008
100%
Artek Microelectronics Co., Ltd. (Shenzhen, China) March 14, 2006
100%
Actions Capital Investment Inc. (Republic of Malaysia) January 13, 2009
19.67%
73.73%
Mavrix Technology Inc. (Cayman Islands) June 20, 2006
100%
Mavrix Technology (HK) Co., Ltd (Hong Kong SAR) August 17, 2007
100%
Shanghai Mavrix Technology Co., Ltd (Shanghai, China) October 23, 2006

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

Our other principal locations, their purposes and the expiration dates for leases on facilities at those locations are shown in the table below:

Location	Purpose	Approximate square feet	Lease expiration
Hong Kong	Export trade office and warehouse	2,061	March 2015

Shenzhen, PRC	Sales office and technology service center	13,546	June 2014

Shanghai, PRC	Research and development and management service center	12,036	March 2015

On March 19, 2010, Actions Technology (Shanghai) won the bid to purchase from the local government the land use right for 50 years of a parcel of land of approximately 11,000 square meters in size located in Zhangjiang Hi-Tech Park, Pudong District, Shanghai, for a purchase price of RMB 61.2 million and entered into a land transfer contract with the Pudong District government after paying the full bidding price on July 23, 2010. After Actions Cayman transferred Actions Enterprise (HK), the holding company of Actions Technology (Shanghai), to Nann Capital and invested in 40% of Nann Capital, Actions Technology (Shanghai) has become one of our indirect equity method investments. Actions Technology (Shanghai) plans to construct a research and development center, or R&D Center, on this parcel of land and expects to fund the bulk of the construction with capital injection from its shareholders, including us. In May 2012, Actions Technology (Shanghai) obtained the approval for the construction plan and commenced construction work. The total cost of the R&D Center is estimated to be approximately RMB 376 million and, as of December 31, 2013, expenditures for the construction totaled approximately RMB 192 million. The construction of the R&D Center is expected to be completed in July 2015.

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

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues primarily from sales of SoCs for portable media players and tablets. We generally sell our SoCs together with solution development kits, or SDKs, or together with SDKs and reference designs, which we sometimes refer to as our total solutions.

We have also generated limited revenues from providing semiconductor product testing services to our investee companies, such as Actions Beijing and Hi-Trend Technology (Shanghai), or Hi-Trend, which is an investee we have accounted for using the cost method, at times when we had excess capacity in our semiconductor testing operations.

Revenues from our SoCs for portable media players and tablets are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players and tablets mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2011, 2012 and 2013, sales of SoCs for portable media players and tablets accounted for approximately 99.3%, 99.7% and 99.8% of our total revenues, respectively.

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

In general, our per unit costs, including wafer cost and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders and experienced economies of scale. From 2007 to 2012, our per unit costs declined further due to design improvements, wafer processing technology migration, and a decrease in wafer prices. Then, as SoCs for tablets account for a higher proportion of our products, our per unit costs increased in 2013.

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

Gross Profit

As the industry in which we compete is characterized by intense competition, integrated platform providers, including our company, must continuously invest in research and development to update and improve product features and functions. As a result, selling prices for products with less advanced features and functions generally decline over time as newer products are introduced. This aspect of the portable media player and tablet markets means that in order to maintain our competitiveness and overall gross profit margin, we are required to continue to develop and offer products with improved features and additional functionality. We expect that our overall gross profit, as a percentage of revenues, may fluctuate from period to period as a result of shifts in product mix, changes in demand by consumers, changes in our pricing policies and those of our competitors, and new product introductions by us and our competitors.

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

Research and development expenses comprised 67.0%, 70.7% and 70.6% of our operating expenses in 2011, 2012 and 2013, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and as the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, share-based compensation, employee benefits, and related expenses for information technology, human resources, finance, legal, other administration functions, and senior management. General and administrative expenses comprised 26.7%, 25.5% and 23.8% of our operating expenses in 2011, 2012 and 2013, respectively. We have managed since 2008, and expect to continue in the future, to control our general and administrative expenses in a cost effective manner, which includes a pay cut on executives and high-level management personnel and a hiring freeze of non-engineering employees we instituted in January 2009 that currently remain in effect. In addition, we have continued to improve our working processes and efficiency to lower general and administrative expenses. Our general and administrative expenses may increase in the future to further expand our business and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company.

Sales and marketing expenses: Our sales and marketing expenses consist primarily of salaries, share-based compensation, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Sales and marketing expenses comprised 3.6%, 3.8% and 5.6% of our operating expenses in 2011, 2012 and 2013, respectively. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts and marketable securities as a part of our cash management activities.

Other income

Our other income is principally comprised of income related to certain foreign exchange gains.

Taxation

The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company or Mavrix levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company or Mavrix. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, Actions Semiconductor Mauritius’ and Artek Microelectronics (HK)’s income are subject to taxation in Mauritius and Hong Kong, respectively; however, up to and as of December 31, 2013, both entities have not had any taxable profits. Shanghai Actions, Actions Microelectronics (HK), Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation. Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

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

On December 16, 2008, a certificate of “High Technology Enterprise” was granted to Actions Semiconductor (Zhuhai), as a result of which the applicable tax rate of Actions Semiconductor (Zhuhai) was 15% for the years ended December 31, 2009, 2010 and 2011.

 On August 23, 2011, Actions Semiconductor (Zhuhai) successfully renewed its certificate of “High Technology Enterprise” effective from January 1, 2011. In addition, Actions Semiconductor (Zhuhai) was named as a “Key Integrated Circuit Design Enterprise” effective from December 2013. As a result, the applicable tax rate were 15% and 10% for the years ended December 31, 2012 and 2013 and 10% for the year ending December 31, 2014, respectively, and 25% thereafter unless Actions Semiconductor (Zhuhai) continues its status and receives certification as a “High Technology Enterprise” and a “Key Integrated Circuit Design Enterprise” by the end of 2015.

Artek Microelectronics (Shenzhen)

Artek Microelectronics (Shenzhen) was established in the Shenzhen Special Economic Zone, or Shenzhen Economic Zone, of China as a foreign-invested enterprise that principally conducts its business operations in the Shenzhen Economic Zone.  Therefore, it was subject to a reduced EIT rate of 15% and was exempted from the EIT in the years ended December 31, 2007 and 2008, which were the first and second years Artek Microelectronics (Shenzhen) had profits after offsetting its prior years' tax losses.   From 2009 to 2011, during which the EIT rate had initially been changed to the unified transitional rates of 20%, 22% and 24%, respectively, Artek Microelectronics (Shenzhen)was in addition entitled to a 50% tax rate reduction pursuant to the same preferential tax treatment, as in the case of Actions Semiconductor (Zhuhai), as a result of which the effective income tax rate became 10%, 11% and 12% for the years ended December 31, 2009, 2010 and 2011, respectively. Artek Microelectronics (Shenzhen) was no longer entitled to a 50% reduction to the EIT rate in 2012 but it successfully obtained a certificate of "High Technology Enterprise" in 2012, resulting in an income tax rate of 15% being applied for the years ended December 31, 2012 and December 31, 2013 and the year ending December 31, 2014.

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

We have subsidiaries that are tax residents in the PRC so we will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008.  Our tax provision includes $3,589 of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within our PRC subsidiaries as of December 31, 2013.

Actions Technology (HK), Artek Microelectronics (HK) and Actions Microelectronics Co., Ltd were subject to Hong Kong Profits Tax at a rate of 16.5% for the years ended December 31, 2011, 2012 and 2013, respectively.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) write-downs for obsolete inventory; (c) share-based compensation expense; (d) valuation allowance against deferred tax assets; (e) impairment of long-lived assets; and (f) impairment of investments. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

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

Share-based Compensation Expense. We approved our share-based compensation plan and its amendment in May 2007 and on May 21, 2008, pursuant to which we granted options to purchase 8,000,000 of our ADSs, representing 48,000,000 ordinary shares, to employees at exercise prices of US $3.30 per ADS in exchange for their continuous employment of 4 years after the grant date. The exercise prices of the options were reduced to US$1.40 on February 26, 2009, and the first exercise date was postponed to the second anniversary of grant date. On November 12, 2010 and April 1, 2013, we further amended the plan to increase the number of shares available for grant by 1,400,000 ADSs, representing 8,400,000 ordinary shares, and 2,000,000 ADSs, representing 12,000,000 ordinary shares, respectively. We accounted for share-based compensation for employees based on the grant-date fair value of the award determined options using the Black-Scholes option pricing model. For any awards that are modified, we calculate the incremental fair value of the award resulting from the modification. Such incremental value is calculated as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified and it is further amortized over the remaining vesting period of the award. That cost will be recognized over the period during which our employees provide services in exchange for the award, which is typically four years. If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly and could materially affect our operating results. For example, we reviewed our actual employee terminations in the past two years and changed the estimated employee forfeiture rate from original 15% to 11% to reflect the current competitive environment of talent recruiting and sustaining in China. We estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expenses to be recognized in future periods.

On April 1, 2013, we granted certain performance-based share awards the underlying ADSs of which will vest in accordance with performance milestones. We recognize share-based compensation expense associated with such options after an evaluation on the likelihood of achieving the performance milestones. No share-based compensation was accrued as the probability that these performance conditions will be achieved was remote as at December 31, 2013.

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

In 2013, we recorded other-than-temporary impairment losses related to one unlisted equity securities issued by a private entity. Our management has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $681,000 have been recognized and the investment in this unlisted equity securities was written down to approximately $819,000 as of December 31, 2013.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 5.4% in 2011, 2.6% in 2012 and 2.6% in 2013.

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

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We adopted this pronouncement effective from January 1, 2013, which did not have a significant effect on our consolidated financial statements.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We adopted this pronouncement effective from January 1, 2013, which did not have a significant effect on our consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•      Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•      Cross-reference to other disclosures currently required under U.S.  GAAP for other reclassification items (that are not required under U.S.  GAAP) to be reclassified directly to net income in their entirety in the same reporting period.  This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012. Early adoption is permitted. We adopted this pronouncement effective from January 1, 2013, which did not have a significant impact on our consolidated financial statements.

In March 2013, the FASB issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity.  When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a non-profit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income.  Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. We do not expect the adoption of this pronouncement will have a significant impact on our financial condition or results of operations.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted.  If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. We do not expect the adoption of this pronouncement will have a significant impact on our financial condition or results of operations.

In July 2013, the FASB has issued an authoritative pronouncement related to presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled.

The amendments in this pronouncement are effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. Early adoption is permitted. We do not expect the adoption of this pronouncement will have a significant impact on our financial condition or results of operations.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2011		%	2012		%	2013		%
	(thousands)			(thousands)			(thousands)
Revenues:
System-on-a-chip products	US$	47,168	99.3%	US$	54,150	99.7%	US$	69,256	99.8%
Semiconductor product testing services		317	0.7%		179	0.3%		135	0.2%
Total revenues		47,485	100.0%		54,329	100.0%		69,391	100.0%
Cost of revenues:
System-on-a-chip products		(28,821)	-60.7%		(35,007)	-64.4%		(47,907)	-69.0%
Semiconductor product testing services		(176)	-0.4%		(100)	-0.2%		(58)	-0.1%
Total cost of revenues		(28,997)	-61.1%		(35,107)	-64.6%		(47,965)	-69.1%
Gross profit		18,488	38.9%		19,222	35.4%		21,426	30.9%
Other operating income		1,523	3.2%		896	1.6%		2,170	3.1%
Operating expenses:
Research and development		(22,086)	-46.1%		(23,739)	-43.7%		(25,994)	-37.5%
General and administrative		(8,786)	-18.5%		(8,573)	-15.8%		(8,764)	-12.6%
Selling and marketing		(1,195)	-2.5%		(1,281)	-2.4%		(2,057)	-3.0%
Impairment on goodwill and intangible assets		(888)	-1.9%		—	—		—	—
Total operating expenses		(32,955)	-69.4%		(33,593)	-61.8%		(36,815)	-53.1%
Loss from operations		(12,944)	-27.3%		(13,475)	-24.8%		(13,219)	-19.1%
Other income		4,066	8.6%		1,547	2.8%		2,336	3.4%
Dividend income from an other investment		889	1.9%		—	—		493	0.7%
Investment income from an other investment		268	0.6%		—	—		—	—
Fair value change in trading securities		4	0.0%		2	0.0%		—	—
Gain on disposal of an other investment		195	0.4%		—	—		—	—
Interest income		12,668	26.7%		13,240	24.4%		12,358	17.8%
Interest expense		(144)	-0.3%		(250)	-0.5%		(498)	-0.7%
Other-than-temporary impairment loss on investments		—	—		(2,543)	-4.7%		(681)	-1.0%
Income (loss) before income taxes, equity in net loss of equity method investees and non-controlling interest		5,002	10.5%		(1,479)	-2.7%		789	1.1%
Income tax expense		(879)	-1.9%		(772)	-1.4%		(403)	-0.6%
Equity in net (loss) income of equity method investees		(1,113)	-2.3%		41	0.1%		(264)	-0.4%
Net income (loss)		3,010	6.3%		(2,210)	-4.1%		122	0.2%
Add: Net loss (income) attributable to non-controlling interest		(5)	0.0%		8	0.0%		2	0.0%
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	US$	3,005	6.3%	US$	(2,202)	-4.1%	US$	124	0.2%

Year ended December 31, 2013 and 2012

Revenues. Revenues increased by US$15.1 million, or 27.7%, from US$54.3 million in 2012 to US$69.4 million in 2013. The increase was primarily due to an approximately 51% increase in the average selling price compared to 2012 which was partially offset by an approximately 15% decrease in units shipped of our SoCs for portable media players in 2013 compared to 2012. The increase in the average selling price was primarily the result of our product mix adjustment in 2013, with revenues from sales of SoCs for tablets having become a significant part of our total sales. The decrease in units shipped was mainly due to the shrink of demand in media player products.

Revenues from sales of SoCs for tablets, our new products launched in 2012, contributed 42% of our total revenue in 2013.

Revenues from providing semiconductor products testing services comprised of 0.3% and 0.2% of our total revenue in 2012 and 2013, respectively.

Cost of Revenues. Cost of revenues increased by US$12.9 million, or 36.8%, from US$35.1 million in 2012 to US$48.0 million in 2013, primarily due to the product mix adjustment in 2013 as sales of SoCs for tablets, which cost more than other products, grew rapidly.

Gross Profit. Our gross profit increased by US$2.2 million, or 11.5%, from US$19.2 million in 2012 to US$21.4 million in 2013. Our gross profit margin was 30.9% in 2013, compared to 35.4% in 2012. The increase in gross profit was due to the increase in the sales of SoCs for tablets which are more expensive than video and audio products. The decrease in gross profit margin was due to the increased average unit cost compared with that of 2012.

Other Operating Income. Other operating income including subsidies from PRC government authorities, royalty income, and intellectual property transfer income increased by US$1.3 million, or 142.2%, from US$0.9 million in 2012 to US$2.2 million in 2013.

Operating Expenses. Total operating expenses increased by US$3.2 million, or 9.6%, from US$33.6 million in 2012 to US$36.8 million in 2013.

•          Research and development. Research and development expenses increased by US$2.3 million, or 9.5%, from US$23.7 million in 2012 to US$26.0 million in 2013 due primarily to an increase of US$1.1 million in mask expense and an increase of US$0.7 million in the amortization of intangible assets.

•          General and administrative expenses. General and administrative expenses increased by US$0.2 million, or 2.2%, from US$8.6 million in 2012 to US$8.8 million in 2013 due primarily to the cease of reimbursement by JPMorgan Chase Bank, N.A., our ADS depositary, in 2013 of US$0.5 million in our expenses incurred in connection with our ADR and investor relations programs, and an increase of US$0.2 million in consulting expenses, which was partially offset by US$0.5 million in salary, bonus and social insurance contribution for general and administrative personnel.

•          Selling and marketing expenses. Selling and marketing expenses increased by US$0.8 million, or 60.6%, from US$1.3 million in 2012 to US$2.1 million in 2013 due primarily to an increase of US$0.5 million in advertisement expense.

Loss from Operations. As a result of the foregoing, our loss from operations decreased by US$0.3 million, or 1.9%, from a loss of US$13.5 million in 2012 to a loss of US$13.2 million in 2013.

Interest Income. The amount of our cash, cash equivalents, time deposit and restricted deposits decreased to US$80.8 million as of December 31, 2013, compared to US$81.3 million as of December 31, 2012. Our investment in marketable securities has increased to US$143.7 million as of December 31, 2013 compared to US$142.0 million as of December 31, 2012. In order to minimize the increasing market risk, we invested in safer financial products and forwent part of our interest income that would otherwise be available. As a result, our interest income decreased by US$0.8 million, or 6.7%, from US$13.2 million in 2012 to US$12.4 million in 2013.

Other Income. Other income from operations was US$2.3 million in 2013 compared to other income from operations of US$1.5 million in 2012 due primarily to foreign exchange gain as a result of the 2.9% appreciation of the RMB against the US dollar in 2013 compared to the 1.0% appreciation of the RMB against the US dollar in 2012.

Income Tax Expense. Our subsidiaries incorporated in the PRC are subject to EIT in the PRC.  Our income tax expense was approximately $0.8 million and $0.4 million in 2012 and 2013, respectively.

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

Interest Income. The amount of our cash, cash equivalents, time deposit and restricted deposits increased to US$81.3 million as of December 31, 2012, compared to US$33.2 million as of December 31, 2011. Our investment in marketable securities has decreased to US$142.0 million as of December 31, 2012 compared to US$186.9 million as of December 31, 2011. As we acquired certain financial products, with higher interest rate, prior to the decrease in interest rates in June and July 2012, we were able to avoid the decrease in interest income. As a result, our interest income increased by US$0.6 million, or 4.5%, from US$12.7 million in 2011 to US$13.2 million in 2012.

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

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2011		2012		2013
	(thousands)
Net cash provided by (used in) operating activities	US$	7,265	US$	(3,296)	US$	(7,560)

Net cash (used in) provided by investing activities		(26,658)		33,791		(26,178)
Net cash provided by financing activities		7,131		6,936		13,902
Net (decrease) increase in cash and cash equivalents		(12,262)		37,431		(19,836)
Cash and cash equivalents, beginning of year		42,872		33,207		71,336
Effect of exchange rate changes on cash		2,597		698		1,763
Cash and cash equivalents, end of year	US$	33,207	US$	71,336	US$	53,263

On December 31, 2013, we had US$207.4 million of cash, cash equivalents, time deposit, restricted deposits and current marketable securities. In general, our primary uses of cash were for operating and investing activities, such as the purchase of inventory and purchase of property, plant and equipment and intangible assets. Our largest source of cash was cash collections from our customers. We have been able to meet our cash needs principally by using cash on hand, a portion of which was generated from our initial public offering in November 2005 and a portion of which was generated by cash from operations. Although we believe that cash generated from operations will be sufficient to fund our expected cash requirements, including our ADS repurchase program and planned capital expenditure for at least the next 12 months, any worldwide financial market disruption could have a negative impact on our available resources in the future. Excluding our commitments under our ongoing share repurchase program, our minimum projected obligations for fiscal year 2014 and beyond are set forth below under “contractual obligations.”

Operating Activities

In 2013, net cash used in operating activities amounted to US$7.6 million. We generated net income during this period of US$0.1 million. We recorded a net increase in inventory of US$7.8 million, a decrease of accrued expenses and other current liabilities of US$3.7 million, a decrease of accounts payable of US$2.2 million, a decrease of prepaid expenses and other current assets of US$0.9 million, impairment loss recognized in respect of other investments of US$0.7 million, depreciation of property, plant and equipment of US$2.1 million, amortization of acquired intangible assets of US$3.5 million and utilization of subsidy from local authorities of Zhuhai, the PRC of US$1.1 million.

In 2012, net cash used in operating activities amounted to US$3.3 million while we suffered a net loss during this period of US$2.2 million. We recorded a net increase of inventory of US$4.3 million, a decrease of accrued expenses and other current liabilities of US$3.5 million, an increase of prepaid expenses and other current assets of US$2.5 million, an increase of accounts payable of US$3.6 million, an increase of accounts receivable of US$3.2 million, impairment loss recognized in respect of other investments of US$2.5 million, depreciation of property, plant and equipment of US$2.3 million, amortization of acquired intangible assets of US$3.1 million and an increase of share-based compensation expense of US$1.5 million.

In 2011, net cash provided by operating activities amounted to US$7.3 million. We generated net income during this period of US$3.0 million. We recorded a net increase of inventory of US$2.4 million, a decrease of accrued expenses and other current liabilities of US$3.0 million, a decrease of prepaid expenses and other current assets of US$1.7 million, an increase of accounts payable of US$1.3 million, share of net loss of an equity method investee of US$1.1 million, depreciation of property, plant and equipment of US$2.1 million, amortization of acquired intangible assets of US$1.8 million and an increase of share-based compensation expense of US$1.9 million.

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

Investing Activities

In 2013, our net cash used in investing activities was US$26.2 million. We recorded a net increase of marketable securities of US$0.4 million, investment in an equity method investee of US$3.7 million, and purchase of intangible assets of US$4.1 million, purchase of property, plant, and equipment of US$0.9 million, deposit paid for acquisition of intangible assets of US$0.7 million and an increase in restricted deposits of US$16.8 million.

In 2012, net cash provided by investing activities was US$33.8 million. We recorded a net decrease of marketable securities of US$46.6 million, investment in cost method investee of US$1.5 million, and purchase of intangible assets of US$1.1 million, purchase of property, plant, and equipment of US$0.2 million, and an increase in restricted deposits of US$10.0 million.

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

The purchases of additional marketable securities in 2011, 2012 and 2013 mainly included money market deposits and trust financial products issued by PRC commercial banks and financial institutions with maturities between three and twelve months. The money market deposits are foreign currency deposits which have market-based interest rates with principal that is protected. The trust financial products are investments in individual funds or in pools of funds held by financial institutions, which in turn use the funds to invest in debt instruments. The underlying debt securities have favorable fixed interest rates and maturities between three to twenty-four months when purchased. Such marketable securities are classified as held to maturity because we have the intention and the ability to hold the securities to maturity. The percentage of our assets held as money market deposits and trust financial products was 60.6%, 44.1% and 42.8% in 2011, 2012 and 2013, respectively. Because we have sufficient cash on hand to meet the demands from our day-to-day operations, we chose to hold a portion of our cash assets in the form of money market deposits and trust financial products to ensure the security and appreciation of our cash assets. Such investments are low risk capital preservation investments that are liquid and are issued and managed by well-regarded state-owned banks or independent financial institutions with high credit ratings in the PRC. The fair value of the investments may fluctuate depending on the applicable interest rate, which is determined primarily by the monetary policies adopted by the Chinese government. In the past, the Chinese government has closely supervised its state-owned banks and financial institutions and minimized delinquencies in their credit portfolios. We did not have any material exposure to the changes in the fair value of our investment portfolio as a result of changes in interest rates in 2011, 2012 and 2013. Future changes in Chinese monetary policy may affect the value of our investments and could have a material impact on our financial condition. However, due to the nature of these investments and relatively short maturity periods of three to twenty-four months from the time of purchase, we believe that we will remain free of any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

Financing Activities

Net cash generated by financing activities was US$13.9 million in 2013, primarily consisting of a short-term bank loan of US$15.0 million obtained from HSBC Taiwan Branch, advance subsidies of US$0.7 million from local authorities of Zhuhai, the PRC, proceeds of US$3.0 million from exercises of stock options, and ordinary shares repurchases under our repurchase program in the amount of US$4.9 million.

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

Capital Expenditures

We made capital expenditures of US$33.5 million, US$2.8 million and US$8.5 million in 2011, 2012 and 2013, respectively. Our capital expenditures in 2013 consisted principally of US$0.7 million for the purchase of property, plant and equipment, US$4.1 million for the acquisition of intangible assets and US$3.7 million for investment in a cost method investee.

After moving into our new corporate headquarters in Zhuhai in response to our anticipated growth, we may also establish additional offices in other cities in China, such as Shanghai, to better serve our existing and future customers or establish larger research and development facilities in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We continuously evaluate our need to expand our internal testing capacity to fulfill market demands and long-term investments strategies in companies or technologies consistent with our business objectives. Based on the existing plans, we expect to make additional capital expenditures totaling approximately US$9 million in 2014 in connection with such efforts. We will fulfill these additional capital expenditures with our existing RMB cash or will obtain US dollar loan(s), which will allow for lower interest rates, for expenditures in China.

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

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. For example, our principal subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of their after-tax profits each year as a statutory reserve fund and to provide for a staff and workers’ bonus fund at the discretion of their boards of directors. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. In addition to those reserves, our PRC subsidiaries are also not permitted to distribute their registered capital as dividends. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen), Shanghai Actions, and Shanghai Mavrix are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$118.2 million, or 42.5%,  and US$124.1 million, or 44.5%, of our total consolidated net assets, which included approximately US$13.2 million, or 4.7% and US$13.7 million, or 4.9% of our total consolidated net assets associated with the statutory reserves as of December 31, 2011 and 2012, respectively.

As of December 31, 2013, the restricted net assets associated with the statutory reserves of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) totaled approximately US$14.3 million, or 5.1% of our total consolidated net assets. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries is also restricted in that it cannot be used to pay dividends. As of December 31, 2013, the total amount of the registered capital and reserves of the Company’s PRC subsidiaries reached US$134.6 million, or 47.6% of our total consolidated net assets.

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

We have historically had minimal taxable income in jurisdictions other than China.

Reconciliation between the benefits for EIT computed by applying the EIT rate to profit before income taxes is as follows:

	Year ended December 31,
	2011	2012	2013
PRC tax rate	25%	25%	25%

Tax provision (credit) at PRC enterprise income tax rate	$1,251	$(370)	$197
Expenses not deductible for tax purposes	717	1,224	403
Share-based compensation not deductible for tax purposes	420	366	123
Income not taxable for tax purposes	(706)	(599)	(1,005)
Net change in valuation allowance	910	1,623	1,682
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(1,081)	(911)	(930)
Effect of the different income tax rates in other jurisdictions	(34)	21	204
Effect of withholding tax on undistributed earnings	554	349	400
Effect of withholding tax on American Depository Shares ("ADS") reimbursement income	150	150	-
Utilization of tax loss previously not recognized	(1,053)	(979)	(685)
Overprovision in prior year	(236)	(81)	(78)
Others	(13)	(21)	92
Income tax expense	$879	$772	$403

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investments in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2013, we had 455 research and development engineers, who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

Our mixed-signal integration expertise enables us to reduce the size and cost of our SoC products. For example, we incorporate standard digital components in these products, including a processor, embedded memory, certain peripheral connections such as a universal serial bus, TV encoder, and analog components, such as analog-to-digital and digital-to-analog converters (Audio CODEC), audio signal power amplifiers, low dropout regulators (LDOs) and DC-DC regulators. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers can avoid significant design challenges when they use our SoCs and benefit from the competitive BOM cost and customized solution when needed.

Our research and development efforts during 2011, 2012 and 2013 focused principally on: (i) the development of tablets solutions and applications including ATM7029, ATM7021 and ATM7039, (ii) the improvement of traditional portable media player and boombox solutions including ATJ331X/AK211X/ATJ212X series, ATJ225X/ATJ227X series and ATS25XX/ATS26XX series. In addition to these efforts, we are also currently focusing on gaining know-how and intellectual property in the areas of the most advanced CPU and Graphic technology like 64bit CPU core. The continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure. Also, we will continue to focus on developing the low power consumption technology while the technologies to enhance the quality of sound, image and video high definition multi-format video, 3D video decoder and encoder, and 3D graphics are other key technologies on which we expect to focus in 2014.

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

Licenses

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third parties. We have entered into various licensing agreements with major technology companies, including MIPS Technologies International Ltd., Microsoft Corporation, ARM Limited, Lineo Solutions, Inc., CEVA Ireland Limited, Arteris, Inc., and Real Networks Inc. We integrate third-party software or other licensed technology into almost all of our products.

D.	Trend Information

Demand for portable media players and tablets. As mentioned earlier, the portable media player market experienced rapid growth from 2004 to 2008, but has witnessed demand decrease since the economic crisis at the end of 2008. Though we have continued to derive steady revenue and profit from this market in recent annual periods, including in 2013, we do not expect another period of rapid growth in this mature market in the future mostly because of consumers’ migration to alternative devices such as tablets. While we anticipate slower sales of certain traditional PMP products, we expect a strong trend of market growth in the wireless connectivity enabled multimedia market.

The tablet market entered into a rapid growth period starting in 2012, especially for the low-end and low-cost tablets, which are also widely known as “white box” tablets, manufactured in China. Due to the marketing and promotional efforts of international companies such as Apple and Samsung, consumers are quickly becoming aware of the benefits of tablets. At the same time, the rapid maturation of the software applications market for smartphones and tablets provides end users with more incentives to purchase tablets. However, the high price point of certain tablets, such as Apple’s iPad and Samsung’s Galaxy series, does not appeal to all consumers, and determining the optimal price point is a key factor in this rapidly expanding market. We believe that the market for tablets at a lower price point is one which will continue to expand rapidly in the future. The consumer electronics industry in Southern China, which historically has focused heavily on production of MP3 and portable media players, already has the infrastructure and resources in place to support the production of tablets that are more affordable than many existing products currently being offered in the market such as a sub-US$80 7” tablet and a sub-US$150 10.1” tablet.

According to a research conducted in November 2013 by Digitimes, a daily publication covering the semiconductor, electronics and computer industries, the worldwide tablet shipping numbers for 2012 and 2013 was 160 million units and 233 million units, respectively, which represented a growth rate of 46% for the tablet market in 2013. If we break down the shipping numbers into Apple, non-Apple and white box segments, the highest growth rate occurred in the white box segment, growing from 51 million units in 2012 to 90 million units in 2013, which represents growth of over 76%, and supports our belief that a lower price point is critical for future growth in the tablet market. These white box tablets were sold in North America, Western Europe and many emerging markets such as Latin America, Eastern Europe, Russia, Africa, Southern Asia including India, and within China locally. In 2014, we expect the demand for white box tablets to remain strong. Even though the 90 million units shipped in 2013 represents an already significant market, most research institutions still forecast a growth rate of at least 15% for China-manufactured white box tablets in 2014.

We foresaw this trend in the end of 2010, and significantly increased our investment in tablet SoCs since 2011. As a result, we were able to launch the single core tablet SoC ATM701x in the first half of 2012, and the multi-core tablet SoC ATM7029 (OWL Series) toward the end of 2012. In view of the trend towards multi-core products, we also launched our dual-core tablet SoC ATM7021 (OWL Series) for the entry market and another high-performance quad-core ATM7039 (OWL Series) to penetrate the high end segment.

We have entered into the tablet market and are continuing to invest in research, development and marketing in connection with this strategic move. There are no assurances that our endeavor in this market will succeed. Therefore, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Average selling price of our products. The tablet and portable consumer electronics market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce tablets and portable media players with more functions and enhanced features. As a SoC and integrated platform solutions provider for these brand owners, we usually plan to introduce a new product series every nine to twelve months, and introduce new SoC products within a series with increased functionality, improved cost structure and enhanced features more frequently.

The average selling price of any particular SoC product declines by approximately 15% annually after it reaches maturity in the product life cycle. Since our overall average selling prices depend on our product portfolio, they generally benefit from the introduction of new SoC products, which benefit may partially offset the impact of seasonality. In the first half of 2013, despite ordinary seasonal challenges with respect to traditional PMP products, the average selling price of our products significantly increased because sales of our multi-core tablet SoC ATM7029 generated a larger portion of revenue than sales of those traditional portable media player products. In the second half of 2013, the seasonal impact of sales of traditional portable media player products as well as increased sales of entry-level tablet SoCs caused our average selling price to decline by approximately 15%.

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

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player and tablet sales tend to increase significantly in the end of the third quarter and the first half of the fourth quarter to meet the year-end holiday demand. However, this pattern has varied due in part to the following reasons:

•	U.S. and European Economy: In the past few years, the recession in the U.S. and European markets has resulted in lower demand for consumer electronics products and has impacted the shipment amounts prepared for holiday sales. We believe there continues to be weakness in holiday demand in those markets.

•	Chinese New Year: Usually, the Chinese New Year falls within the period from the end of January to the middle of February. The holiday usually causes, for factories in China, production to slow down for at least four weeks, or even causes a complete shutdown of production before and after the Chinese New Year holiday, especially for consumer electronics manufacturers. On the demand side, areas outside of China like Korea or certain countries in Southeast Asia also celebrate Chinese New Year, which leads to an increase in demand during the holiday. Given the effect of the Chinese New Year on both the supply and demand sides, this period has become increasingly critical for the consumer electronics industry. If the Chinese New Year occurs in the middle of February, the shipments in December of the earlier year is usually not particularly strong because the factories still have enough time to produce in January. However, if the Chinese New Year occurs at the end of January, manufacturers will increase the shipment in December before they have to be shut down in the one or two weeks leading to the start of the holiday, and thus increase the sales in the fourth quarter.

•	Growing Popularity: Following the rapid growth in 2012, tablets remained a particularly popular item within the global consumer electronics market in 2013. Despite the uncertainty of the European economy, demand from the U.S. and the emerging markets remained strong through the whole fourth quarter of 2013.

As a general matter, demand for consumer electronics will still be subject to seasonality, but the traditionally large impact of the U.S. and European holiday season on demand has seen a downward trend over recent years.

Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Foundry capacity and wafer pricing. To maximize our unit sales and profits, we must secure committed foundry capacity that is adequate to produce all of the SoCs that we can sell to our customers at prices that enable us to maintain or increase our profit margins. Wafer pricing is affected by the volume of our purchases and overall market demand, and tends to be cyclical. Because contract foundries have fixed capacities, at times of strong market demand, the prices that contract foundries charge for their wafer products and services generally increase, and correspondingly at times of lesser market demand, the prices that contract foundries charge for their wafer products and services may decrease. As a result, if the overall demand for electronic products is high, contract foundries that manufacture wafers for electronics products may increase the prices that they charge to their customers, including our company. Further, we are also subject to seasonal and other factors affecting foundry capacity and pricing that are beyond our control.

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

We did not have any significant outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2013.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2013:

	Payments due by period								More
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		than 5 years
	(thousands)
Operating lease obligations	US$	285	US$	258	US$	27	US$	—	US$	—
Royalty Commitment		—		—		—		—		—
Purchase Obligations		9,145		9,145		—		—		—
Capital Commitment		99		99		—		—		—
Other Liabilities		1,774		1,362		412		—		—
Total contractual obligations	US$	11,303	US$	10,864	US$	439		—		—

G.	Safe Harbor

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

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2013 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Lee, Hsiang-Wei (David)	54	Director, Chairman of the Board
Yeh, Nan-Horng	55	Director
Lin, Yu-Hsin Casper (1)	67	Director
Chen, Chin-Hsin (Fred) (1)	71	Director
Li, Shao Chuan (Shawn)	46	Director and Chief Technology Officer
Huang , Jun-Tse (Walter) (1)	56	Director
Zhou, Zhenyu	49	Chief Executive Officer
Liu, I-Hung (Nigel)	42	Chief Financial Officer

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

Chen, Chin-Hsin (Fred) has served as one of our directors since October 2007. Previously, Dr. Chen has served as an endowed Chair Professor in Shanghai Jiao Tong University, Director of OLED Laboratory of Display Institute, National Chiao Tung University in Taiwan and Director of Centre for Advanced Luminescence Materials (CALM) at Hong Kong Baptist University. Dr. Chen was also a group leader and senior scientist at Display Technology Laboratory of Eastman Kodak Co., in Rochester, New York, USA. He is the co-inventor of the Doped OLED Guest-Host Emitter and has been awarded more than 35 U.S. patents as well as a Fellow in SID (Society for Information Displays) for his contribution in education and display technology.

Li, Shao Chuan (Shawn) has served as one of our directors since September 2005 and as our Chief Technology Officer since the establishment of our operations in December 2001. Before joining us, Mr. Li was the director of research and development at Zhuhai Arestek Electronic Co., Ltd. Mr. Li holds a Master of Science degree in electrical engineering from Beijing Institute of Technology.

Huang, Jun-Tse (Walter) has served as our director since April 2009. Mr. Jun Tse Huang currently serves as the CEO of Colorwind Technology Corporation, a position he has held since 2004. From 2001 to 2003, he was a Vice President of the Overseas department at the Guangzhou Risun Information Technology Group. Prior to that, starting in 1999, Mr. Huang served as an Executive Vice President at Global Brand Manufacturing Corporation, a Taiwan Stock Exchange listed company. From 1995 to 1998, he served as an Executive Vice President in Proview Group, a Hong Kong Stock Exchange listed company. And prior to that he was as a Vice President of Purchasing at Elitegroup Computer Systems Co., Ltd, a Taiwan Stock Exchange listed company. Mr. Huang holds a Bachelor degree in Electrical Engineering from Tamkang University in Taiwan.

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

Liu, I-Hung (Nigel) has served as our Chief Financial Officer since September 2011. Mr. Liu has over 15 years of accounting and finance experience and has been with Actions since 2007. He is a Certified Public Accountant, a Qualified Internal Auditor (QIA), and a Certified Internal Auditor in Taiwan. Previously, Mr. Liu spent seven years in multiple management positions, most recently as Senior Manager at PricewaterhouseCoopers. Mr. Liu received a bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan and a Master of Business Administration degree from National Taiwan University.

There are no family relationships among any of our executive officers and directors. There are no arrangements or understandings with any person pursuant to which any of our executive officers or directors were selected.

Mr. Pan, I-Ming (Robin) resigned as a director in August 2013.

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

The aggregate amount of salaries and bonuses paid by us to our current directors and executive officers during the year ended December 31, 2013 was approximately US$1 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

We do not, nor do any of our subsidiaries, provide pension, retirement or similar benefits to our executive officers and directors.

Equity Compensation

In 2013, 225,000 options and restricted share units, or RSUs, representing 1,350,000 ordinary shares, were granted under our 2007 Equity Performance and Incentive Plan, as amended, or the 2007 Plan, to our current directors and executive officers. The vesting schedule for such options and RSUs are performance-based.

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

Types of Awards. We may grant the following types of awards under our 2007 Plan:

•	Incentive stock options to purchase our ADSs;

•	Nonstatutory stock options to purchase our ADSs;

•	Restricted shares, which are non-transferable ADSs, that may be subject to forfeiture;

•	Restricted Shares Units, which represent the right to receive our ADSs at a specified date in the future, which may be subject to forfeiture.

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

Amendment. Our board of directors may at any time and from time to time amend the 2007 Plan in whole or in part; provided, however, that any such amendment is subject to approval by our shareholders in the manner and to the degree required under applicable law or the rules of the NASDAQ Global Market or, if our ADSs are not quoted on the NASDAQ Global Market, the principal national securities exchange upon which our ordinary shares are traded or quoted. Nothing herein shall be construed to limit our authority to offer similar or dissimilar benefits under other plans or otherwise with or without further shareholder approval.

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

Our board of directors may also permit participants to elect to defer the issuance of ADSs or the settlement of awards in cash under the 2007 Plan pursuant to such rules, procedures or programs as it may establish for purposes of the 2007 Plan. Our board of directors may also provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

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

Our board of directors currently consists of six members. Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominations committee. Mr. Lin, Yu-Hsin Casper, Mr. Chen, Chin-Hsin Fred, and Mr. Huang, Jun-Tse Walter serve as independent board members on our audit committee, nominations committee and compensation committee. There are no family relationships between any of our executive officers and directors.

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

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers. Mr. Chen, Chin-Hsin Fred is the Chairman of the compensation committee.

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

Our board of directors is divided into three classes, with each class being elected, at succeeding annual general meetings of shareholders, for a term of three years. Messrs. Li and Huang have terms that expire at the 2014 annual general meeting of shareholders. Messrs. Lee and Lin have terms that expire at the 2015 annual general meeting of shareholders. Messrs. Yeh and Chen have terms that expire at the 2016 annual general meeting of shareholders.

D.	Employees

As of December 31, 2011 and 2012, we had 708 and 614 full-time employees, respectively. As of December 31, 2013, we had 621 full-time employees, including 455 dedicated engineers in the research and development department, 16 field application engineers in customer service department, 18 in sales and marketing, 86 in general and administration and 46 in manufacturing and logistics functions. Of these full-time employees, 444 are located in Zhuhai, China, 58 in Shenzhen, China, 113 in Shanghai, China and 6 in Hong Kong. We have never had a work stoppage and none of our employees are covered by a collective bargaining agreement. We believe that the relations between the Company and our employees are healthy.

We adopted the 2007 Plan which is designed to assist us to attract and retain key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards.

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

The total ADSs available for future grant were 2,088,660 ADSs as of December 31, 2013.

E.          Share ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of March 31, 2014, the most recent practicable date.

Ordinary Shares Beneficially Owned(1)
Name	Number		Percent(2)
Lee, Hsiang-Wei (David)		*		*
Lin, Yu-Hsin (Casper)		*		*
Chen, Chin-Hsin (Fred)		*		*
Li, Shao Chuan (Shawn)		*		*
Zhou, ZhenYu		*		*
Liu, I-Hung (Nigel)		*		*
All directors and executive officers as a group(3)		*		*

*	Represents less than 1% of our ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options currently exercisable into ordinary shares and RSUs that will vest within 60 days after March 31, 2014 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 412,482,816 ordinary shares outstanding as of March 31, 2014.

(3)	There are no ADSs issuable upon exercise of options and RSUs held by our directors and executive officers that are exercisable or will become exercisable within 60 days of March 31, 2014.

As of April 24, 2014, our directors and executive officers held options to purchase an aggregate of 440,000 ADSs, and RSUs representing 2,640,000 ordinary shares, under our 2007 Plan.

 For a description of RSUs granted to our directors and executive officers under the 2007 Plan in 2013, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Equity Compensation.”

For information concerning the details of our 2007 Plan, pursuant to which we issue options, RSUs or other securities to our employees, please see “Item 6.B. Directors, Senior Management and Employees — Compensation” and “Item 6.D. Directors, Senior Management and Employees — Employees.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Based on our Register of Members, as of March 31, 2014, Devon Dragon Trading Limited held 22,953,276 ordinary shares, approximately 5.5% of our total outstanding ordinary shares, and Surrey Glory Investments Inc. held 27,402,069 ordinary shares, approximately 6.6% of our total outstanding ordinary shares. Neither Devon Dragon Trading Limited nor Surrey Glory Investments Inc. has voting rights that are different from the voting rights of our other shareholders.

As of  March 31, 2014, 222,345,612 of our ordinary shares were issued and outstanding. JPMorgan Chase Bank, N.A., our depositary, has advised us that, as of  March 31, 2014, 36,957,554 ADSs, representing 221,745,324 underlying ordinary shares, were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To our knowledge, as of March 31, 2014, approximately 53.7% of our total outstanding ordinary shares (excluding 10,852,864 ADSs repurchased by us on the open market that have not yet been transferred or cancelled) were held by over 3,000 record holders in the form of ADSs in the record held by DTC in the United States and the actual number of beneficial owners of our ADS in the United States may be larger.

B.          Related Party Transactions

Details of the ownership by our employees of our ordinary shares as of March 31, 2014 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Fairly Consultants Limited (1)	Zhu, Wen Ge	9,420,625	2.3%

(1)     Fairly Consultants Limited has twenty shareholders, ten of whom are our employees.

We have been notified by the shareholder named in the table above that its director, who is an employee or otherwise affiliated with us, has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it.

Transactions with GMI Technology

During the year ended December 31, 2011, 2012 and 2013, we sold products to GMI Technology amounting to US$5.8 million, US$1.8 million and US$4.6 million, respectively. The president of GMI Technology is the elder brother of Mr. Yeh, Nan-Horng, one of our directors.

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

Legal Proceedings

As of December 31, 2013, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

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

Our ability to pay dividends depends substantially on the payment of dividends to us by Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen) and Actions Shanghai. Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen) and Actions Shanghai may pay dividends only out of their accumulated distributable profits, if any, determined in accordance with their articles of association, and the accounting standards and regulations in China. In addition, each of Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen) and Actions Shanghai as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. Allocations to these statutory reserves and funds can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

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

ITEM 9. THE OFFER AND LISTING

A.          Offer and Listing Details

Our ADSs have been quoted on The NASDAQ Global Market under the symbol “ACTS” since November 30, 2005. Each ADS represents six ordinary shares. On April 23, 2014, the last reported sale price of our ADSs on the NASDAQ Global Market was US$2.33.

The table below sets forth, for the periods indicated, the highest and lowest trading prices on The NASDAQ Global Market for our ordinary shares represented by ADSs.

	High	Low

2009	2.90	1.34

2010	2.54	1.95

2011	2.60	1.67

2012	1.92	1.46

2013	3.40	1.62

First Quarter 2012	1.92	1.65

Second Quarter 2012	1.72	1.50

Third Quarter 2012	1.75	1.57

Fourth Quarter 2012	1.64	1.46

First Quarter 2013	2.63	1.62

Second Quarter 2013	3.40	2.60

Third Quarter 2013	2.95	2.15

Fourth Quarter 2013	3.00	2.35

October 2013	2.58	2.35

November 2013	2.58	2.35

December 2013	3.00	2.52

2014

January 2014	2.98	2.26

February 2014	2.49	2.35

March 2014	2.60	2.44

April (through April 23, 2014)	2.34	2.30

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

B.          Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. According to our memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Board of Directors

We are managed by a board of directors which currently consists of six members. Our articles of association provide that the board of directors shall consist of not more than seven directors but we intend to seek shareholder approval in the 2014 annual meeting of shareholders to reduce such size of our board of directors to five .

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

Under Cayman Islands laws, our directors have a fiduciary duty to act honestly and in good faith and in our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duties to us, our directors must ensure compliance with our memorandum and articles of association (as amended and restated from time to time) and the class rights vested thereunder in the holders of the shares. The Company may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

Meetings

Subject to our articles of association, any general meeting of our shareholders shall be called by not less than 20 days’ (but not more than 60 days’) notice in writing. Notice of every general meeting will be given to all of our shareholders.

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

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders, subject to general principles of Cayman Islands common law, including the duties of our board of directors to exercise their power for a proper purpose and for what they believe in good faith to be in the best interests of our Company. We have no immediate plans to issue any preferred shares.

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

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by (a) a special resolution of the shareholders of each constituent company voting together as one class if, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notice of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Calling of Shareholders Meetings

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our articles of association. Pursuant to such provision, the term of office of one class of the current members of our board shall terminate (but such directors shall be eligible to stand for re-election) at each annual general meeting of our company.

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

C.          Material Contracts

Not applicable.

D.          Exchange Controls

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on August 5, 2008 and effective as of the same date and various further regulations issued by SAFE, RMB can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services as long as such payment is supported by bona fide legal transactions, which shall be examined by the bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into RMB or RMB into foreign currency, and remittance thereof into or out of China requires approval or registration by SAFE or its local counterparts.

Within China, unless otherwise approved, all payments must be made in RMB. Pursuant to the amended regulation, Chinese companies may repatriate foreign currency payments received from abroad into China or retain them abroad, the conditions and terms thereof shall be provided by SAFE, in accordance with the balance of payments and the need of foreign currency administration. Foreign invested enterprises, such as Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

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

United States Federal Income Taxation

The following is a summary of the material United States federal tax consequences relating to the purchase, ownership, and disposition of the ordinary shares or ADSs. The information provided below is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares or ADSs could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares or ADSs.

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

We believe we were classified as a PFIC for calendar year 2013 and we expect to be classified as a PFIC for calendar year 2014 and for the foreseeable future. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs.

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

Another potential election, the so called “Qualified Electing Fund,” or QEF, election is also available to U.S. shareholders of a PFIC, but only if the PFIC provides the U.S. shareholders with certain information. However, we do not intend to provide you with the information you would need to make or maintain a QEF election. Accordingly, if we were a PFIC in any year you would not be able to avoid the “excess distribution” rules described above by making such an election with respect to your ADSs and ordinary shares.

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

Medicare Tax. Certain U.S. Holders who are individuals, estates or trusts may be required to pay up to an additional 3.8% tax on, among other things, capital gains and dividends. You are urged to consult your tax advisor regarding the potential tax consequences to you from the Medicare Tax, also called the Net Investment Income Tax.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have no derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2011, 2012 and 2013, the rate of return on our RMB cash deposit was 6.1%, 6.2% and 5.6%, respectively. As a result of the Chinese government’s alternate efforts to curb inflation or stimulate economy, interest rates have often fluctuated. For example, China’s central bank raised interest rates three times in 2011 due to China’s relatively high inflation in 2011 but then decreased interest rates twice in 2012. At the beginning of 2012, the China Banking Regulatory Commission imposed certain limitations on the amount of new loans to be granted by commercial banks in China to minimize the risk of defaults. In 2013, the money market was further tightened, resulting in a shortage of funds for many banks in June and December. In addition, China’s central bank launched interest rate liberalization in July 2013 and cancelled the ceiling and floor which used to limit the fluctuation of commercial banks’ lending rates. Changes in policies and market conditions such as the above may have a direct or indirect material adverse impact on the interest rates offered by banks and other financial institutions and in turn may adversely affect the interest income generated from our financial investments in financial institutions. In addition, if there were further uncertainties in global economic and market conditions, interest rates could further decrease and might adversely affect out interest income and in turn impact our net income.

Foreign Exchange Risk

Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may be partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB. Since July 2005 the RMB is no longer pegged solely to the U.S. dollar. Instead, it was reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China by 0.5% each day since May 21, 2007. If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2013 which was used in preparing our audited financial statements as of and for the year ended December 31, 2013, our net asset value, as presented in U.S. dollars, would have been reduced by US$2.7 and US$13.1 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$2.8 and US$14.5 million, respectively.

The RMB appreciated against the US dollar in 2007 and 2008 significantly and then stabilized during the financial downturn in 2009 and the first half of 2010 before further appreciating against the US dollar from the second half of 2010 through the end of 2013. Meanwhile, the exchange rate between the New Taiwan dollar and the US dollar fluctuated significantly in the second half of 2008 and 2009, when we held around US$20 million in New Taiwan dollars after withdrawing from an investment in Taiwan.  We have experienced a gain of US$4.1 million and US$1.5 million in 2011 and 2012, respectively, and an exchange gain of US$2.3 million in 2013. In addition, we have recognized foreign currency translation adjustments of approximately US$8.2, US$3.2 and US$5.0 million in 2011, 2012 and 2013, respectively.

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

Fees and Other Payments Made by the Depositary to Us

Starting in 2013, JPMorgan Chase Bank, N.A. no longer reimbursed us for our expenses incurred in connection with our ADR and investor relations programs, including legal fees, accounting and audit fees, expenses related to investor relations, ADS-related financial advertising and public relations, and other expenses related to our ongoing compliance with NASDAQ and SEC rules and regulations. Meanwhile, the charge of US$500,000 related to the maintenance of the ADR program, database subscription fees and other services was also waived by JPMorgan Chase Bank, N.A. for both 2013 and future periods.

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

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2013.

Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of December 31, 2013, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2013 is effective.

Changes in Internal Control over Financial Reporting. There is no change in company’s internal control over financial reporting that occurred during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, with a report to the shareholders and the Board of Directors of the Company included herein.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Lin, Yu-Hsin (Casper), the chairman of our Audit Committee and an independent, non-executive director, is an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2012 and 2013.

	For the year ended December 31,
	2012		%	2013		%
	(thousands)			(thousands)
Audit Fees	US$	555	99.5%	US$	614	99.5%
Tax Fees		3	0.5%		3	0.5%
Audit-Related Fees		Nil	-		Nil	-
All Other Fees		Nil	-		Nil	-
Total	US$	558	100.0%	US$	617	100.0%

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

All Other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2012 and 2013, respectively.

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

The following table sets forth our share repurchase activities as of March 31, 2014.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of ADSs that May Yet Be Purchased Under the Plans or Programs
2013
January	286,679	1.98	286,679	9,537,330
February	225,514	2.12	225,514	9,311,816
March	197,321	2.42	197,321	9,114,495
April	85,195	2.69	85,195	9,029,300
May	71,785	2.98	71,785	8,957,515
June	66,500	2.96	66,500	8,891,015
July	55,060	2.86	55,060	8,835,955
August	107,720	2.66	107,720	8,728,235
September	150,814	2.49	150,814	8,577,421
October	266,812	2.48	266,812	8,310,609
November	248,825	2.51	248,825	8,061,784
December	199,824	2.72	199,824	7,861,960
2014
January	162,625	2.72	162,625	7,699,335
February	248,900	2.46	248,900	7,450,435
March	—	—	—	7,450,435

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

(a) The following information attached hereto starting from page F-2 are hereby incorporated by reference:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2012 and 2013	F-5

Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013	F-6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013	F-7

Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013	F-8

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013	F-9

Notes to the Consolidated Financial Statements	F-11

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013	F-52

ITEM 19. EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 4.1 of Form S-8 (File No. 333-152490) filed with the Securities and Exchange Commission on July 24, 2008)

1.2	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 99.2 of Form 6-K (File No. 000-51604) filed with the Securities and Exchange Commission on May 20, 2010)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of Form F-1 (File No. 333-129208) filed with the Securities and Exchange Commission on October 24, 2005)

2.2	Form of Deposit Agreement among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) of Form F-6 (File No. 333-129375) filed with the Securities and Exchange Commission on November 2, 2005)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit (a)(2) of Form F-6 (File No. 333-152447) filed with the Securities and Exchange Commission on July 22, 2008)

4.1	Third Amended and Restated 2007 Equity Performance and Incentive Plan (incorporated by reference to Exhibit 4.1 of Form 20-F for the year ended December 31, 2012 (File No. 000-51604) filed with the Securities and Exchange Commission on April 25, 2013)

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ I-Hung (Nigel) Liu
Name:	I-Hung (Nigel) Liu
Title:	Chief Financial Officer

Date: April 24, 2014

ACTIONS SEMICONDUCTOR CO., LTD.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and subsidiaries (the "Group") as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule included in Schedule 1 at item 18. These consolidated financial statements and the financial statement schedules are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Actions Semiconductor Co., Ltd. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 24, 2014, expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 24, 2014

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. and subsidiaries (the "Group") as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

F - 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD. - continued

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2012 of the Group and our report dated April 24, 2014 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 24, 2014

F - 4

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$71,336	$53,263
Time deposit	-	347
Restricted deposits	10,000	27,161
Marketable securities	130,721	126,607
Trading securities	76	74
Accounts receivable	5,950	5,782
Amount due from a related party	340	1,301
Amount due from an equity method investee	79	38
Inventories, net of inventory written-down of $701 and $1,558 as of December 31, 2012 and 2013, respectively	11,979	20,278
Prepaid expenses and other current assets	4,288	3,972
Income tax recoverable	189	67
Deferred tax assets	504	416
Total current assets	235,462	239,306
Investments in equity method investees	14,329	17,843
Other investments	16,305	15,648
Marketable securities	11,239	17,139
Rental deposits	49	61
Property, plant and equipment, net	32,321	31,896
Land use right	1,584	1,588
Acquired intangible assets, net	10,819	12,218
Deposit paid for acquisition of intangible assets	-	145
Deferred tax assets	80	99
TOTAL ASSETS	$322,188	$335,943
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$8,073	$6,016
Accrued expenses and other current liabilities	8,411	6,127
Short-term bank loans	20,500	35,500
Other liabilities	2,056	1,362
Income tax payable	49	49
Deferred tax liabilities	534	343
Total current liabilities	39,623	49,397
Other liabilities	13	412
Payable for acquisition of intangible assets	603	-
Deferred tax liabilities	3,189	3,589
Total liabilities	43,428	53,398
Commitments and contingencies (note 21)

Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 411,474,516 (2012: 408,985,092) shares issued and outstanding	$1	$1
Additional paid-in capital	20,202	18,882
Accumulated other comprehensive income	35,751	40,734
Retained earnings	222,835	222,959
Total Actions Semiconductor Co., Ltd. shareholders' equity	278,789	282,576
Non-controlling interest	(29)	(31)
Total equity	278,760	282,545
TOTAL LIABILITIES AND EQUITY	$322,188	$335,943

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2011	2012	2013
Revenues:
Third-parties:
System-on-a chip products	41,385	52,356	64,617
Semiconductor product testing services	317	179	135
	41,702	52,535	64,752
Related-parties:
System-on-a chip products	5,783	1,794	4,639
Total revenues	47,485	54,329	69,391

Cost of revenue:
Third-parties:
System-on-a chip products	(25,454)	(33,814)	(44,324)
Semiconductor product testing services	(176)	(100)	(58)
	(25,630)	(33,914)	(44,382)
Related parties:
System-on-a-chip products	(3,367)	(1,193)	(3,583)
Total cost of revenues	(28,997)	(35,107)	(47,965)
Gross profit	18,488	19,222	21,426
Other operating income	1,523	896	2,170
Operating expenses:
Research and development	(22,086)	(23,739)	(25,994)
General and administrative	(8,786)	(8,573)	(8,764)
Selling and marketing	(1,195)	(1,281)	(2,057)
Impairment on goodwill and intangible assets	(888)	-	-
Total operating expenses	(32,955)	(33,593)	(36,815)
Loss from operations	(12,944)	(13,475)	(13,219)
Other income	4,066	1,547	2,336
Dividend income from an other investment	889	-	493
Investment income from an other investment	268	-	-
Fair value change in trading securities	4	2	-
Gain on disposal of an other investment	195	-	-
Interest income	12,668	13,240	12,358
Interest expense	(144)	(250)	(498)
Other-than-temporary impairment loss on investments	-	(2,543)	(681)
Income (loss) before income taxes, equity in net (loss) income of equity method investees and non-controlling interest	5,002	(1,479)	789
Income tax expense	(879)	(772)	(403)
Equity in net (loss) income of equity method investees	(1,113)	41	(264)
Net income (loss)	3,010	(2,210)	122
Add: Net (income) loss attributable to non-controlling interest	(5)	8	2
Net income (loss) attributable to Actions Semiconductor Co., Ltd.	$3,005	$(2,202)	$124
Net income (loss) per share: Basic
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$0.0072	$(0.0053)	$0.0003
Net income (loss) per share: Diluted
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$0.0070	$(0.0053)	$0.0003
Weighted-average shares outstanding used in computation:

Basic	418,499,545	412,706,341	412,103,255

Diluted	433,983,105	412,706,341	425,415,011

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2011	2012	2013
Net income (loss)	3,005	(2,202)	124
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	8,169	3,162	4,983
Total comprehensive income	11,174	960	5,107
Comprehensive (income) loss attributable to the non-controlling interest	5	(8)	(2)
Total comprehensive income attributable to Actions Semiconductor Co., Ltd.	$11,179	$952	$5,105

F - 7

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Attributable to the shareholders of Actions Semiconductor Co., Ltd.
				Accumulated
	Ordinary shares		Additional	other			Non-
			paid-in	comprehensive	Retained		controlling
	Number	Amount	Capital	income	earnings	Total	interest	Total
Balance at January 31, 2011	427,705,308	$1	$24,252	$24,420	$222,032	$270,705	$(26)	$270,679
Repurchase of ordinary shares	(16,594,848)	-	(6,251)	-	-	(6,251)	-	(6,251)
Share-based compensation	-	-	1,928	-	-	1,928	-	1,928
Exercise of share-based awards	2,875,176	-	671	-	-	671	-	671
Foreign currency translation adjustments	-	-	-	8,169	-	8,169	-	8,169
Net income	-	-	-	-	3,005	3,005	5	3,010
Balance at December 31, 2011	413,985,636	$1	$20,600	$32,589	$225,037	$278,227	$(21)	$278,206
Repurchase of ordinary shares	(14,812,056)	-	(4,166)	-	-	(4,166)	-	(4,166)
Share-based compensation	-	-	1,465	-	-	1,465	-	1,465
Exercise of share-based awards	9,811,512	-	2,303	-	-	2,303	-	2,303
Foreign currency translation adjustments	-	-	-	3,162	-	3,162	-	3,162
Net loss	-	-	-	-	(2,202)	(2,202)	(8)	(2,210)
Balance at December 31, 2012	408,985,092	$1	$20,202	$35,751	$222,835	$278,789	$(29)	$278,760
Repurchase of ordinary shares	(11,772,294)	-	(4,853)	-	-	(4,853)	-	(4,853)
Share-based compensation	-	-	492	-	-	492	-	492
Exercise of share-based awards	14,261,718	-	3,041	-	-	3,041	-	3,041
Foreign currency translation adjustments	-	-	-	4,983	-	4,983	-	4,983
Net income (loss)	-	-	-	-	124	124	(2)	122
Balance at December 31, 2013	411,474,516	$1	$18,882	$40,734	$222,959	$282,576	$(31)	$282,545

The accompanying notes are an integral part of these consolidated financial statements.

F - 8

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss)	$3,010	$(2,210)	$122
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,109	2,290	2,072
Amortization of land use right	36	36	36
Amortization of acquired intangible assets	1,803	3,056	3,480
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China (the "PRC")	(995)	(674)	(1,068)
Loss on disposal of property, plant and equipment	28	5	-
Loss on disposal of intangible assets	4	-	-
Impairment loss recognized in respect of goodwill	468	-	-
Impairment loss recognized in respect of intangible assets	420	-	-
Fair value change in trading securities	(4)	(2)	-
Investment income from other investment	(268)	-	-
Gain on disposal of other investments	(195)	-	-
Share-based compensation	1,928	1,465	492
Deferred tax	428	454	279
Proceeds from disposal of trading securities	-	459	-
Share of net loss (income) of equity method investees	1,113	(41)	264
Dividend income from an other investment	-	-	(493)
Impairment recognized in respect of other investments	-	2,543	681
Changes in operating assets and liabilities:
Accounts receivable	(947)	(3,150)	195
Amount due from a related party	550	(331)	(961)
Inventories	(2,400)	(4,330)	(7,821)
Prepaid expenses and other current assets	1,736	(2,549)	922
Amount due from an equity method investee	47	(14)	41
Accounts payable	1,310	3,598	(2,198)
Accrued expenses and other current liabilities	(3,002)	(3,526)	(3,717)
Income tax recoverable	-	(189)	123
Income tax payable	94	(190)	2
Rental deposit (paid) received	(8)	4	(11)
Net cash provided by (used in) operating activities	7,265	(3,296)	(7,560)
Investing activities:
Purchase of marketable securities	(272,240)	(132,376)	(113,329)
Purchase of property, plant and equipment	(7,472)	(249)	(706)
Investment in equity method investees	(9,676)	(1,500)	(3,712)
Deposit paid for acquisition of intangible assets	-	-	(145)
Purchase of intangible assets	(2,642)	(1,081)	(4,134)
Investment income from an other investment	268	-	-
Purchase of an other investment	(13,727)	-	-
Proceeds from disposal of property, plant and equipment	34	22	41
Decrease (increase) in time deposit	34	-	(340)
Increase in restricted deposits	-	(10,000)	(16,819)
Proceeds from the disposal of other investments	195	-	-
Proceeds from redemption of marketable securities	278,568	178,975	112,966

Net cash (used in) provided by investing activities	(26,658)	33,791	(26,178)

F - 9

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013
Financing activities:
Proceeds from exercise of share-based awards	671	2,289	3,041
Advance subsidy from local authorities of Zhuhai, the PRC	711	299	714
Raise of short-term bank loans	12,000	8,500	15,000
Repurchase of ordinary shares	(6,251)	(4,152)	(4,853)

Net cash provided by financing activities	7,131	6,936	13,902

Net (decrease) increase in cash and cash equivalents	(12,262)	37,431	(19,836)

Cash and cash equivalents at the beginning of the year	42,872	33,207	71,336

Effect of exchange rate changes on cash	2,597	698	1,763
Cash and cash equivalents at the end of the year	$33,207	$71,336	$53,263
Supplemental cash flow information:

Cash paid during the period for:
Interest	$(144)	$(250)	$(498)
Income taxes	$(207)	$(312)	$(90)
Non-cash investing activities
Purchases of intangible assets	$(2,353)	$(2,786)	$(1,112)

Purchases of property, plant and equipment	$(1,702)	$(898)	$(156)

Transfer of an investment in equity method investee to other investment	$804	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F - 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013

(In thousands of U.S. dollars, except share and per share data, share related data and unless otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Cayman Islands" or "the Company") is a holding company incorporated in the Cayman Islands on July 27, 2005.

At December 31, 2013 and 2012, the subsidiaries of the Company include the following:

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

Actions Semiconductor Cayman Islands and its subsidiaries (the "Group") are principally engaged in the design and development of System-on-a-chip ("SoC") products and total solutions for the development and manufacture of portable media players ("PMPs"), tablets and the provision of testing solutions.  The Group's total solutions include SoCs, solution development kits and detailed specifications of other required components and the providers' information of those components.  The Group's total solutions enable its customers to quickly introduce new PMPs, which play multimedia files by compressing to a fraction of their size using any one of a number of audio and video compression technologies, and tablet, which equip consumers with the capability of browsing the internet respectively into the mainstream market worldwide.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates. The significant accounting estimates, which have had an impact on the consolidated financial statements, include write down of slow moving and obsolete inventories, useful lives of property, plant and equipment and intangible assets, impairment of cost and equity method investees, impairment of long-lived assets, definite-lived intangible assets and the probability of meeting the share based awards’ performance condition for vesting.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid interest-earning deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased, and are readily convertible to known amount of cash.

Time deposit

Time deposit consists of deposit placed with financial institution with original maturity terms of greater than three months but less than one year.

F - 12

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted deposits

Restricted deposits represent deposits pledged as securities for outstanding bank loans to financial institution.

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

Trading securities

The Group's trading securities comprised investments in publicly traded mutual funds in Taiwan.  The investments are reported at fair value and its unrealized gains and losses are included in earnings.  Unrealized gain of $4, $2 and $nil had been recognized for the years ended December 31, 2011, 2012 and 2013, respectively.

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

All land in the PRC is owned by the government.  According to PRC law, the government may sell the right to use of the land for a specified period of time.  Thus, all of the Group's land, which were all purchased in the PRC, are considered to be prepaid leasehold land and classified as land use right.  These are expensed on a straight-line basis over the respective term of the right to use the land.  Expense for years ended December 31, 2011, 2012 and 2013 were $36, $36 and $36 respectively.

F - 14

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets - definite live, net

Acquired intangible assets - definite live comprising purchased software and technology licenses.  Purchased software and technology licenses are amortized on a straight-line basis over their expected useful economic lives, both ranged from one to nine years.

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

F - 15

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

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC governments in Zhuhai by Actions Semiconductor Zhuhai. Advance subsidies are recognized as other operating income when received and when all the conditions for their receipt have been met. Advance subsidies recognized as income were $995, $674 and $1,068 for the years ended December 31, 2011, 2012 and 2013, respectively.

Advance subsidies received from the government have been recorded in other liabilities. The advance subsidies are repayable unless the conditions attached to the grant use satisfied, the respective subsidies will be recognized as other income (see note 11 for additional details).

F - 16

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

Purchase of ordinary shares

The Group's stock is acquired for purposes other than retirement, the cost of acquired stock is shown separately as a deduction from the total of capital stock, capital surplus, and retained earnings. For the years ended December 31, 2011, 2012 and 2013, 16,594,848 , 14,812,056 and 11,772,294 number of ordinary shares were repurchased by the Company respectively.

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

F - 17

Advertising costs

Advertising costs are expensed as incurred and are included in general and administrative expense, and selling and marketing expenses. Total advertising expenses were approximately $173, $106 and $666 for the years ended December 31, 2011, 2012 and 2013 respectively.

Comprehensive income

Comprehensive income includes net income (loss) and foreign currency translation adjustments. Beginning on January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income.

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

F - 18

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments

Fair values of cash and cash equivalents, time deposit, restricted deposits, marketable securities, trading securities, accounts receivable, amount due from a related party, amounts due from an equity method investee, accounts payable, accrued expenses and other current liabilities and short-term bank loans approximate their carrying amounts due to their short-term maturities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, time deposit, restricted deposits, marketable securities, trading securities, accounts receivable, amount due from a related party and amount due from an equity method investee.  The Group places its cash and cash equivalents, time deposit, restricted deposits, marketable securities and trading securities with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. For the years ended December 31, 2012 and 2013, nil allowance for doubtful accounts was recorded by the Group. Allowances for doubtful account of $621 have been written off against respective accounts receivable for the year ended December 31, 2012.

Movements in allowances for doubtful accounts receivable are as follows:

Year ended	Beginning	Write off during	Closing
December 31	balance	the year	balance

2012	$621	$(621)	$-

2013	$-	$-	$-

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

F - 19

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

The Group issued stock options under its share incentive plan during the years ended December 31, 2011 and 2013 and restricted stock units during the years ended December 31, 2011, 2012 and 2013.

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

For the year ended December 31, 2012, the compensation cost of $10, $1,091, $312 and $52 have been included as cost of revenue, research and development expenses, general and administrative expenses and selling and marketing expenses, respectively.

For the year ended December 31, 2013, the compensation cost of $49, $347, $79 and $17 have been included as cost of revenue, research and development expenses, general and administrative expenses and selling and marketing expenses, respectively.

F - 20

Recently issued accounting pronouncements

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities.  The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.  In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement.  An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  The Group adopted this pronouncement effective from January 1, 2013, which did not have a significant effect on the Group's consolidated financial statements.

In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment.  Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset.  If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed.  The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted.  The Group adopted this pronouncement effective from January 1, 2013, which did not have a significant effect on the Group's consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications.  Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period.  Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

●	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

●	Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

F - 21

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012.  Early adoption is permitted.  The Group adopted this pronouncement effective from January 1, 2013, which did not have a significant impact on the Group's consolidated financial statements.

In March 2013, the FASB has issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity.  When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a non-profit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income.  Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.  The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

For an equity method investment that is a foreign entity, the partial sale guidance still applies.  As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment.  However, this treatment does not apply to an equity method investment that is not a foreign entity.  In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition).  Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013.  The amendments should be applied prospectively to derecognition events occurring after the effective date.  Prior periods should not be adjusted.  Early adoption is permitted.  If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption.  The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

F - 22

In July 2013, the FASB has issued an authoritative pronouncement related to presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows.  To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.  The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.  For example, an entity should not evaluate whether the deferred tax asset expires before the statute of limitations on the tax position or whether the deferred tax asset may be used prior to the unrecognized tax benefit being settled.

The amendments in this pronouncement are effective for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013.  The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date.  Retrospective application is permitted.  Early adoption is permitted.  The Group does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

F - 23

3	INVENTORIES

Inventories consisted of the following:

	At December 31,
	2012	2013

Raw materials	$5,318	$10,702
Work in progress	1,755	1,950
Finished goods	4,906	7,626
	$11,979	$20,278

Slow moving inventories amounting to $232, $180, and $865 were written down for the years ended December 31, 2011, 2012 and 2013, respectively.

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2012	2013

Prepaid expenses	$274	$1,135
Value added tax refundable	3,377	2,213
Interest receivables	350	462
Others	287	162
	$4,288	$3,972

F - 24

5	INVESTMENT IN EQUITY METHOD INVESTEES

Actions Microelectronics Co., Ltd (Beijing) ("Beijing Actions")

Beijing Actions is a private company which design and manufactures SoC products for portable media players and digital photoframe.

As of December 31, 2010, the Group owned 45.8% interest of equity interest in Beijing Actions.

In February 2011, Beijing Actions increased its injected capital by $2,600 of which the Group further invested such amount in full. Upon the completion of this capital injection, the Group's ownership interest in Beijing Actions is increased from 35% to 45.8% and continues its significant influence in Beijing Actions as of December 31, 2011.

No change in ownership interest and no addition capital injection were noted for 2012 and 2013 and the Group continues its significant influence in Beijing Actions as of December 31, 2012 and 2013.

Nann Capital Corporation ("Nann Capital")

Nann Capital is a private investment holding company and the Group owned 40% interest of equity interest in Nann Capital. The Group exercise significant influence but did not control Nann Capital and the investment in Nann Capital is accounted for under the equity method of accounting.

In April 2013, the Group further invested $3,712 to maintain its 40% interest due to a capital contribution by all shareholders.

F - 25

5	INVESTMENT IN EQUITY METHOD INVESTEES - continued

The summarized financial information prepared in accordance with U.S.GAAP of equity method investees is illustrated as below:

	2012	2013
Balance sheets
Current assets	$19,608	$13,714
Non-current assets	18,363	31,909
Current liabilities	528	583
Non-current liabilities	30	-

	2011	2012	2013
Results of operations
Revenues	$4,823	$4,904	$5,446
Gross profit	2,342	2,700	3,056
Loss from operations	(3,816)	(555)	(933)
Net loss	$(2,782)	$(9)	$(787)

6	OTHER INVESTMENTS

	At December 31,
	2012	2013
Unlisted securities at cost	$22,859	$22,883
Less: other-than-temporary impairment losses recognized (note 17)	(6,554)	(7,235)
	$16,305	$15,648

Prior to 2011, the Group invested in certain unlisted equity securities issued by private entities.

In June 2011, the Group disposed one of its other investments held by Mavrix, whose investment cost has already been written down to nil before acquisition of Mavrix in August 2010. Accordingly, its sales proceeds of $195 was fully recognised as a gain on disposal in the consolidated statement of operations for the year ended December 31, 2011.

In September 2012, the Group further invested $1,500 into Grand Choice which accounted for under the cost method of accounting. The capital injection resulted in increase of the Group’s ownership interest from 12% to 19%. As the Group does not exercise significant influence over Grand Choice, the investment is accounted for under the cost method of accounting as of Dcecmber 31, 2012.

No change in ownership interest is noted for the year ended December 31, 2013.

F - 26

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

The following table summarizes the Group's assets and liabilities measured at fair value on a recurring basis:

F - 27

Fair value measurements at December 31, 2012

Quoted Prices in Active Markets (Level l)
Trading securities:
Publicly traded mutual funds in Taiwan	$76

Fair value measurements at December 31, 2013

Quoted Prices in Active Markets (Level l)
Trading securities:
Publicly traded mutual funds in Taiwan	$74

F - 28

8	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	At December 31,
	2012	2013

Buildings	$30,588	$31,454
Leasehold improvements	1,101	948
Furniture, fixtures and equipment	4,016	4,461
Motor vehicles	586	538
Plant and machinery	10,624	11,105
Total	46,915	48,506
Less: Accumulated depreciation	(14,594)	(16,610)
Property, plant and equipment, net	$32,321	$31,896

The Group has recorded depreciation expense of $2,109, $2,290 and $2,072 for the years ended December 31, 2011, 2012 and 2013, respectively.

9	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	At December 31,
	2012	2013
Cost:
Purchased software	$6,803	$9,647
Technology licenses	15,268	17,640
	22,071	27,287
Accumulated amortization:
Purchased software	(5,661)	(7,054)
Technology licenses	(5,591)	(8,015)
	(11,252)	(15,069)
IPR&D not subject to amortization	420	420
Less: Impairment loss in respect of IPR&D recognized	(420)	(420)
Acquired intangible assets, net	$10,819	$12,218

The intangible assets of the Group mainly consisted of purchased software which is used to support the business administration and the electronic design automation, and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

F - 29

The Group has recorded amortization expense of $1,803, $3,056 and $3,480 for the years ended December 31, 2011, 2012 and 2013, respectively.  Intangible asset amortization expense is estimated to be $4,897, $4,422, $3,869, $2,722 and $2,168 for the 2014, 2015, 2016, 2017 and 2018 fiscal years, respectively.

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

F - 30

10	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	At December 31,
	2012	2013
Accrued wages and bonuses	$2,862	$2,244
Accrued legal and professional fees	278	301
Payables for acquisition of properly, plant and equipment	898	156
Payables for acquisition of intangible assets	2,183	1,112
Value added tax payable for acquisition of intangible assets	-	105
Royalty fees payable	912	791
Accrued consulting fees	188	188
Share repurchase fee payable	41	170
Payables for insurance premium	33	10
Accrued share option management fee	34	5
Customer advance	88	30
Accrued sales discount	-	254
Others	894	761
	$8,411	$6,127

11	OTHER LIABILITIES

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

For the year ended December 31, 2013, Actions Semiconductor Zhuhai were further granted $714 advance subsidies, the total liabilities amounted to $1,774, of which $1,362 was repayable within one year, subject to the acknowledgement by the local authorities that all conditions attached to the grant are satisfied, and $412 are repayable after 2013 and therefore are recorded in non-current liabilities.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai based on the Group's borrowing interest rate from independent financial institution was approximately $1,970 and $1,666 at December 31, 2012 and 2013, respectively.

F - 31

12	SHORT-TERM BANK LOANS

Balances comprised bank loans with three different banks located in Taiwan and Hong Kong.

Loan from bank A in Taiwan

The Group has entered into loan facility agreement with a bank in Taiwan during August 2010 and is available for the Group to draw on within a year. In January 2011, the Group has drawn down the full amount of loan of $6,000. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.2% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement, which adjusted to 1.1% higher than LIBOR in April 2012, and further adjusted to 1.6% higher than LIBOR in June 2012. Effective interest rate was 2.08% and 1.94% per annum as at December 31, 2012 and 2013. The loan is repayable on April 17, 2014.

Loan from bank B in Taiwan

The Group has entered into loan facility agreement with a bank in Taiwan during March 2013 and drawn down the full amount of loan of $5,000. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.5% higher than the LIBOR at date of inception of loan facility agreement. The loan of $5,000 is pledged with Renminbi 32,900 (equivalent to $5,422) as restricted deposit and carries interest rate at 3.30% per annum. Effective interest rate of the loan was 2.08% per annum as at December 31,2013. The loan is repayable on March 24, 2014.

Loan from bank C in Taiwan

The Group has entered into loan facility agreement with a bank in Taiwan during June 2013 and is available for the Group to draw on within a year. In September 2013 and October 2013, the Group has drawn down the full amount of loan of $10,000 in two tranches of $5,000 in each tranche. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 0.8% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement. The first tranche of loan drawn down in September 2013 has been rolled-over in December 2013 with floating interest rate remains at 0.8% higher than LIBOR. The loan of $10,000 is pledged with Renminbi 68,200 (equivalent to $11,239) as restricted deposit and carries interest rate at 3.30% per annum. Effective interest rate of the loan was 1.04% per annum as at December 2013. The first tranche and second tranche of the loan are repayable on March 5, 2014 and January 28, 2014 respectively.

F - 32

Loan from bank A in Hong Kong

The Group has entered into loan facility agreement with a bank in Hong Kong in May 2011 and is available for the Group to draw on within a year. In May 2011, the Group has drawn down the full amount of loan of $6,000 in two tranches of $3,000 in each tranche. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.1% higher than the LIBOR at the dated of inception of loan facility agreement and adjusted to 1.9% higher than the LIBOR since November 2011. The loans have been rolled-over in May, August and November 2013 with floating interest rate remains at 1.9% higher than LIBOR throughout 2013. Effective interest rate was 2.29%, 2.20% and 2.14% per annum as at December 31, 2011, 2012 and 2013. The first tranche and second tranche of the loan are repayable on February 4, 2014 and February 11, 2014, respectively.

Loan from bank B in Hong Kong

The Group has entered into loan facility agreement with a bank in Hong Kong during December 2012 and drawn down the full amount of loan of $8,500. This bank borrowing is denominated in US Dollars, which carries fixed interest rate at 1.84% at date of inception of loan facility agreement. The loan of $8,500 together with $1,500 US Dollars have been converted into Renminbi and placed as time deposit (note 13). The loan is repayable on December 31, 2013. The Group has renewed the full amount of loan of $8,500 with fixed interest rate at 1.15% on December 30, 2013. The loan of $8,500 together with $2,000 US Dollars have been converted into Renminbi and placed as restricted deposit and carries interest rate at 1.84% per annum. The loan is repayable on March 31, 2014.

There were no restrictive financial covenants associated with these loans.

F - 33

13	TIME DEPOSIT

The time deposit was denominated in Renminbi, which carried fixed interest rate at 1.13% per annum and will mature before December 31, 2014.

14	IMPAIRMENT LOSS OF GOODWILL

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

F - 34

15	SHARE-BASED COMPENSATION

Share-based Compensation Plan A – for options granted from2007 up to March 2013

In May 2007, the Board of Directors approved a share incentive plan, in which the Group may grant either restricted stock units (“RSU”) or options to purchase the Company's ordinary shares. A maximum of 8,000,000 stock options or RSU were granted to the directors of the Company and senior officers of the Group to subscribe to 48,000,000 shares of the Company. The share based awards granted under this plan have a requisite service period of four years. The Board of Directors also has the right to terminate any unvested share based awards.

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

F - 35

In July 2011, the Group further revised its estimate of the number of options that are expected to ultimately vest. The number of share-based awards granted expected to vest has been reduced to reflect historical experience of forfeiture of 10% to 15% of share-based awards granted prior to completion of vesting period and accordingly the share-based compensation expense has been adjusted.

For the year ended December 31, 2012, forfeiture rate for share-based awards granted expected to vest has remained stable at 15%.

In August 2013, the management further revised its estimate of the number of options that are expected to ultimately vest. The number of share-based awards granted expected to vest has been reduced to reflect historical experience of forfeiture rate of 15% to 11% of share-based awards granted prior to completion of vesting period and accordingly the share-based compensation expense has been adjusted.

Share-based Compensation Plan B – for options granted since April 2013

On April 1, 2013, the Board of Directors approved another share incentive plan, which the Group may grant either RSU or options to purchase the Company’s ordinary shares. A maximum of 2,000,000 stocks options or RSU were granted to the directors of the Company and senior officers of the Group to subscribe to 12,000,000 shares of the Company. The share based awards granted under this plan, were under both service condition and performance condition for vesting. Under this incentive plan, the Board of Directors granted 280,000 stock options to subscribe 1,680,000 shares of the Company and 1,217,600 RSU to subscribe 7,305,600 shares (collectively referred as “Shares”). The option exercise price was $2.58. In addition to providing the required service, the employee's ability to earn the award was conditioned on the Group's ability in attaining specified performance targets. Details of the performance conditions were noted below:

1)	When the 4-quarter gross profit reaches or exceeds $31.5 million ("Milestone One") for the first time, then 20% of the Shares subject to the share incentive plan shall be vested and 20% of the Shares subject to the share incentive plan shall vest 1 year after.

2)	After meeting Milestone One, when the 4-quarter gross profit reaches or exceeds $44.5 million ("Milestone Two") for the first time, then an additional 15% of the Shares subject to the share incentive plan shall be vested and an additional fifteen percent 15% of the Shares subject to the share incentive plan shall vest 1 year after.

3)	After meeting Milestone One and Milestone Two, when the 4-quarter gross profit reaches or exceeds $55.5 million ("Milestone Three") for the first time, then an additional 15% of the Shares subject to the share incentive plan shall be vested and an additional 15% of the Shares subject to the share incentive plan shall vest 1 year after.

No share-based compensation was accrued as the probability that these performance conditions will be achieved was remote as at December 31, 2013.

F - 36

The fair value of each share-based award is estimated at grant date during 2013 using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31	2012	2013

Risk-free interest rate (1)	0.11% - 2.66%	0.11% - 2.66%
Expected life (2)	2-5 years	2-5 years
Expected volatility (3)	39.97%-42.04%	39.17%-42.04%
Dividend yield (4)	Nil	Nil

(1)	Risk-free interest rate

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

(4)	Dividend yield

The dividend yield was expected to be nil based on the Company's historical dividend distribution record and its policy.

(5)	Share price

The fair value of the ordinary shares on the grant date was the closing price of the Company's stock at each grant date.

F - 37

15	SHARE-BASED COMPENSATION - continued

Stock options

A summary of stock option activity is as follows:

		Weighted	Weighted
		average	average
	Number	exercise price	fair value
	of options	per option	at grant date

Outstanding at December 31, 2011	7,356,249	$1.40	$1.01
Exercised	(1,635,252)	$1.40	$1.01
Forfeited	(751,425)	$1.40	$1.01
Expired	(91,475)	$1.40	$1.01
Outstanding at December 31, 2012	4,878,097	$1.40	$1.01
Granted on April 1, 2013	280,000	$2.58	$0.05
Exercised	(2,172,103)	$1.40	$1.21
Forfeited	(68,005)	$1.40	$1.12
Expired	(21,650)	$1.40	$1.27
Outstanding at December 31, 2013	2,896,339	$1.51	$0.77

The following table summarizes information with respect to stock options outstanding at December 31, 2012 and 2013:

Options exercisable
	Options outstanding as of December 31, 2012				as of December 31, 2012
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	4,878,097	5 years	$1.40	$17,957	2,839,857	$1.40	$2,507

Options exercisable
	Options outstanding as of December 31, 2013				as of December 31, 2013
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	2,896,339	5 years	$1.51	$22,301	2,839,857	$1.40	$2,154

F - 38

As at December 31, 2013, there was $2 (2012: $204) of unrecognized compensation expense related to non-vested stock options that are expected to be recognized over a weighted-average period of 2 years (2012: 3 years) on a straight-line basis.

RSU

The fair value of each RSU is estimated based on the market price at granted date. RSU were first grant to the directors of the Company and senior management of the Group since May 2011. A summary of RSU activity is as follows:

For the year ended
December 31, 2012
Number
of options

Outstanding at December 31, 2011	234,000
Granted on January 17, 2012	100,000
Granted on May 8, 2012	313,250
Exercised	(31,500)
Forfeited	(34,100)
Outstanding at December 31, 2012	581,650
Granted on April 1, 2013	1,217,600
Exercised	(173,350)
Forfeited	(51,900)
Outstanding at December 31, 2013	1,574,000

As at December 31, 2013, there was $19 (2012: 190) of unrecognized compensation expenses related to non-vested RSU that are expected to be recognized over a weighted-average period of 1 year (2012: 2 years) on a straight-line basis.

As at December 31, 2013, 6,929,661 (2012: 3,940,253) options to purchase ordinary shares or RSU were available for future grant.

F - 39

16	OTHER INCOME

Other income for 2011, 2012 and 2013 represented foreign exchange gain was $4,066, $1,547 and $2,336, respectively.

17	OTHER-THAN-TEMPORARY IMPAIRMENT

All investments are evaluated for impairment periodically or if the Group becomes aware of an event that indicates that the carrying amount of the asset may not be recoverable. To determine whether a decline in value below the carrying amount of an asset is other-than-temporary, the Group considers whether it has the ability and intent to hold the debt instrument and unlisted equity securities until a market price recovery occurs or whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the decline in fair value, the severity and duration of the decline in realizable value below cost, changes in value subsequent to the balance sheet date, as well as forecasted performance of the investee. If a decline in value below the carrying amount is determined to be other-than-temporary, the asset is written down to fair value through an impairment charge recognized in the earnings and a new cost basis is established.

No other-than-temporary impairment loss was recognized for the year ended December 31, 2011.

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

In 2013, the Group further recorded other-than-temporary impairment losses related to unlisted equity securities issued by a private entity ("Investee"). The management of the Group has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $681 have been recognized and the investments in this unlisted equity securities are written down to approximately $819 as of December 31, 2013.

F - 40

18	INCOME TAXES

The components of income (loss) before income taxes, equity in net loss (income) of equity method investee and non-controlling interest are as follows:

	Year ended December 31,
	2011	2012	2013

Domestic	$(3,659)	$(3,182)	$(522)
Foreign	8,661	1,703	1,310
	$5,002	$(1,479)	$788

The Company is tax exempt in the Cayman Islands.

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, Actions Semiconductor Mauritius', Actions Hong Kong and Artek Microelectronics (HK) Co., Limited's income are subject to taxation in Mauritius and Hong Kong, respectively; however, up to and as of December 31, 2013, the entities have not had any taxable profits.  Actions Semiconductor Shanghai, Actions Microelectronics Co., Ltd, Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation.  Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

Effective January 1, 2008, the Enterprise Income Tax of the People’s Republic of China (“EIT Law”) was implemented. The new law requires that:

1.	For all resident enterprises, domestic or foreign, the unified Enterprise Income Tax (“EIT”) rate is 25%.

2.	Enterprises that are categorized as the "High Tech Enterprise" can enjoy a reduced tax rate of 15%.

3.	From January 1, 2008 onwards, enterprises that enjoyed a preferential tax rate will need to adopt the new law over the next five years. Enterprises with a current preferential tax rate of 15% would be subject to tax rates of 18%, 20%, 22%, 24% and 25% for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 respectively.

The new law allows the preferential tax treatment to be continued by enterprises up until the year when it expires.  For enterprises that have preferential tax treatment, all preferential tax treatments were required to be commenced in 2008.

F - 41

18	INCOME TAXES - continued

Actions Semiconductor Zhuhai

On August 23, 2011, Actions Semiconductor Zhuhai successfully renewed its certificate of "High Tech Enterprises" with effect from January 1, 2011. As a result, the applicable tax rate continued to be 15% for the years ended December 31, 2011, 2012 and 2013, and 25% thereafter, unless the Group continues its status and receives certification as a “High Tech Enterprises” by the end of 2014.

In December 2013, Actions Semiconductor Zhuhai was named as “Key Integrated Circuit Design Enterprise” by PRC Tax authority with effective from December 2013. As a result, the applicable tax rate is 10% for the year ended December 2013 and year ending December 31, 2014.

Artek Microelectronics Shenzhen

Artek Microelectronics Shenzhen was established in the Shenzhen Special Economic Zone ("Shenzhen Economic Zone") of China as a foreign investment enterprise and principally conducts its business operations in this Shenzhen Economic Zone. It was entitled to the tax preferential treatment and the income tax rate was reduced by 50% for 2009 to 2011. As a result, the applicable tax rates were 10%, 11% and 12% for the years ended December 31, 2009, 2010, and 2011, respectively.

On November 5, 2012, certificate of "High Tech Enterprises" was granted to Artek Microelectronics Shenzhen. As a result, the applicable tax rate was 15% for the years ended December 31, 2012 and 2013 and for the year ending December 31, 2014, and 25% thereafter, unless the Group continues its status and receives certification as a "High Tech Enterprises" by the end of 2015.

F - 42

18	INCOME TAXES - continued

Tax residency

Uncertainties exist with respect to how the EIT applies to our overall operations, and more specifically, with regard to tax residency status. EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. The Implementation Rules to the EIT Law provide that non-resident legal entities will be considered as PRC tax residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within China. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Except Mavrix, whose place of effective management is in Shanghai, the Group determined that the legal entities organized outside China should not be treated as PRC tax residents for EIT Law purposes as the places of effective management are outside China. If one or more of other legal entities organized outside China were characterized as PRC tax resident, then the additional tax cost might be significant.

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

The Company, which has subsidiaries that are tax residents in the PRC, will be subject to the PRC dividend withholding tax of 5% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. The Company's tax provision includes $3,589 (2012:$3,189) of income tax expense for the 5% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of the balance sheet date.

Actions Hong Kong, Artek Microelectronics (HK) Co., Limited and Actions Microelectronics Co., Ltd. are subject to Hong Kong Profits Tax at a rate of 16.5% for the years ended December 31, 2011, 2012 and 2013 respectively.

F - 43

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2011	2012	2013

Current tax	$451	$318	$129
Deferred tax	428	454	274
	$879	$772	$403

F - 44

18	INCOME TAXES - continued

The Group's deferred tax assets and liabilities as at December 31, 2012 and 2013 are attributable to the following:

	At December 31,
	2012	2013
Expenditures deductible for tax purpose in future years
- Accrued legal and professional fees	$28	$30
- Accrued bonus	261	165
- Other	172	238
Tax losses	3,535	5,217
Depreciation and amortization	123	82
Total deferred tax assets	$4,119	$5,732
Valuation allowance	(3,535)	(5,217)
Deferred tax assets	584	515

Interest income taxable for tax purpose in future years	(534)	(343)
Deferred tax liability arising from withholding tax on undistributed profits	(3,189)	(3,589)
Total deferred tax liabilities	(3,723)	(3,932)
Deferred tax liabilities, net	$(3,139)	$(3,417)

The following is the analysis of deferred tax balances for reporting purposes:

	At December 31,
	2012	2013
Deferred tax assets
Current	$504	$416
Non-current	80	99
	$584	$515
Deferred tax liabilities
Current	$(534)	$(343)
Non-current	(3,189)	(3,589)
	(3,723)	(3,932)
Deferred tax liabilities, net	$(3,139)	$(3,417)

Movement of valuation allowance:

	2011	2012	2013

At the beginning of the year	$1,002	$1,912	$3,535
Change for the year	910	1,623	1,682
At the end of the year	$1,912	$3,535	$5,217

A valuation allowance has been provided for the tax loss of $16,309, $2,689 and $5,277 of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong respectively since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income. Tax loss of $1,453, $2,409, $3,101, $7,562, $4,276 and $5,277 may carry forward till 2014, 2015, 2016, 2017, 2018 and indefinitely, respectively. As the management does not believe that it is more likely than not that all of the deferred tax asset attributable to the tax losses of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong will be realized, valuation allowance of $1,912, $3,535 and $5,217 has been established as of December 31, 2011, 2012 and 2013, respectively for the related deferred tax asset of these subsidiaries.

F - 45

18	INCOME TAXES - continued

The additional tax that would have been payable in the absence of the tax exemption and preferential income tax rate amounts to approximately $1,081, $911, and $930 for the years ended December 31, 2011, 2012 and 2013, respectively. It represents a decrease in the basic and diluted earnings per ordinary share of $0.002 and $0.002 for the years ended December 31, 2011 and 2013; and an increase in the basic and diluted loss per ordinary share of $0.002 for the year ended December 31, 2012.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax expense; however, as of December 31, 2012 and 2013, there were no interest and penalties related to uncertain tax positions. The Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in the next twelve months. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2011 to 2013 and years 2007 to 2013 may be subject to examination by the PRC and Hong Kong tax authorities, respectively.

A reconciliation between the provision for income tax computed by applicable PRC enterprise income tax rate to income (loss) before income taxes, equity in net loss (income) of equity method investees and non-controlling interest, and actual provision for income taxes is as follows:

	Year ended December 31,
	2011	2012	2013

PRC tax rate	25%	25%	25%
Tax provision (credit) at PRC enterprise income tax rate	$1,251	$(370)	$197
Expenses not deductible for tax purpose	717	1,224	403
Share-based compensation not deductible for tax purpose	420	366	123
Income not taxable for tax purposes	(706)	(599)	(1,005)
Net change in valuation allowance	910	1,623	1,682
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(1,081)	(911)	(930)
Effect of the different income tax rates in other jurisdictions	(34)	21	204
Effect of withholding tax on undistributed earnings	554	349	400
Effect of withholding tax on American Depository Shares ("ADS") reimbursement income	150	150	-
Utilization of tax loss previously not recognized	(1,053)	(979)	(685)
Overprovision in prior year	(236)	(81)	(78)
Others	(13)	(21)	92
Income tax expense	$879	$772	$403

F - 46

19	NET INCOME (LOSS) PER SHARE

The calculations of basic and diluted earnings per share are computed as follows:

	For the years ended December 31,
	2011	2012	2013

Net income (loss) attributable to Actions Semiconductor Co., Ltd.	$3,005	$(2,202)	$124
Shares:
Weighted average shares outstanding used in computing basic net income (loss) per share	418,499,545	412,706,341	412,103,255
Effect of dilutive securities:
Weighted average shares from assumed exercise of share-based awards	15,483,560	-	13,311,756
Weighted average shares outstanding used in computing diluted net income (loss) per share	433,983,105	412,706,341	425,415,011
Net income (loss) per share, basic	$0.0072	$(0.0053)	$0.0003
Net income (loss) per share, diluted	$0.0070	$(0.0053)	$0.0003

The computation of diluted loss per share for the year ended 31 December 2012 did not assume the effect of share option and unvested awarded shares under the Company’s share incentive plan (see note 15) since their assumed conversion and exercise would result in a decrease in loss per share. No options and unvested advanced shares are excluded from calculation of diluted income per share in 2011 and 2013.

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

	Year ended December 31,
	2011	2012	2013
Revenue:
MMP SoC for portable media players	$47,168	$54,150	$69,256
Testing solutions	317	179	135
	$47,485	$54,329	$69,391
Gross profit:
MMP SoC for portable media players	$18,347	$19,143	$21,349
Testing solutions	141	79	77
	$18,488	$19,222	$21,426

Geographic information

The Group operates in PRC/Hong Kong and all of the Group's long-lived assets are located in PRC/Hong Kong and substantially all of our sales are made in PRC/Hong Kong.

F - 47

21	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2011, 2012 and 2013 was $455, $342 and $527, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2012 were $308 of which $261 and $47 are payable in the years ending December 31, 2013 and 2014, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2013 were $285 of which $258 and $27 are payable in the years ending December 31, 2014 and 2015, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2012 and 2013 was $2 and $99, respectively.

F - 48

21	COMMITMENTS AND CONTINGENCIES - continued

(c)	Royalty fee commitments

The Group has entered into two royalty agreements for the use of certain technology knowhow ("Technology Knowhow") used in the Group's products.

Technology Knowhow A

Prior to 2011, the Group entered into an agreement with Technology Knowhow A provider allows the Group to have unlimited use of Technology Knowhow A with minimum quarterly royalty fee commitment of $50. In April 1, 2011, the Group early renewed its agreement, which the terms and conditions remained unchanged. The 2011 April new agreement is effective for period from April 1, 2011 to March 30, 2013.

No new agreement was signed in 2013 after 2011 Agreement ended and the Group ceased to use such Technology Knowhow thereafter.

.

Technology Knowhow B

In August 2011, the Group has entered into an agreement with Technology Knowhow B provider which allows the Group to have unlimited use of Technology Knowhow B with minimum quarterly royalty fee commitment of $94. The royalty fee is based on the total number of units shipped by the Company. The agreement is effective for period from September 8, 2011 to September 7, 2013. In December 2013, the Group revised the terms of the agreement and no minimum quarter royalty was required since then.

The Group's total royalty expenses paid for the use of all Technology Knowhow for the years ended December 31, 2011, 2012 and 2013 amounted to $715, $715 and $269, respectively. Royalty commitment for all Technology Knowhow as of December 31, 2012 and 2013 were $269 and nil respectively.

F - 49

22	MAJOR CUSTOMERS

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group's net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2011	2012	2013

Customer A	14%	11%	N/A
Customer B	12%	N/A	N/A
Customer C	N/A	N/A	13%
Customer D	10%	N/A	N/A
Customer E	17%	17%	15%
Customer F	N/A	17%	N/A
Customer G	N/A	11%	N/A
	53%	56%	28%

	Accounts receivable
	At December 31,
	2012	2013

Customer B	N/A	18%
Customer C	N/A	15%
Customer D	N/A	13%
Customer E	14%	16%
Customer F	14%	N/A
Customer G	13%	12%
Customer H	22%	N/A
	63%	74%

F - 50

23	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Employees of the Group in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution plan.  The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling.  The total provisions for these employee benefits were $2,528, $2,717 and $3,084 for the years ended December 31, 2011, 2012 and 2013, respectively.

24	MATERIAL RELATED PARTY DISCLOSURE

During the years ended December 31, 2011, 2012 and 2013, the Group recognized net sales of $5,783, $1,794 and $4,639 to GMI Technology Inc. ("GMI") respectively.  As of December 31, 2012 and 2013, amount due from a related party represented an accounts receivable from GMI of $340 and $1,301 respectively.  GMI's president is an immediate family member of the Group's Director.

As of December 31, 2012 and 2013, the Group had an amount due from an equity method investee, Beijing Actions, of $79 and $38, respectively.

25	MAINLAND CHINA PROFIT APPROPRIATION AND RESTRICTION ON CAPITAL REPATRIATION

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary.  These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group's discretion.  These reserve funds can only be used for specific purposes and are not distributable as cash dividends.  As of December 31, 2012 and 2013, the balance of these of the Company's PRC subsidiaries reserves amounted to $13,656 and $14,299, respectively.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries is also restricted.  As of December 31, 2012 and 2013, the total amount of the restricted capital and reserves amounted to $124,141 and $134,571, respectively.

F - 51

SCHEDULE 1

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$1,255	$688
Amounts due from subsidiaries	14,544	15,343
Prepaid expenses and other current assets	191	54
Total current assets	15,990	16,085

Investments in subsidiaries	392,493	398,324
Investments in an equity method investee	11,478	14,987
Acquired intangible assets, net		621
TOTAL ASSETS	419,961	430,017

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$1,902	$1,228
Amounts due to subsidiaries	138,795	146,213
Total current liabilities	140,697	147,441
Payable for acquisition of intangible assets	475	-
Total liabilities	141,172	147,441
Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 411,474,516 (2012: 408,985,092) shares issued and outstanding	$1	$1
Additional paid-in capital	20,202	18,882
Accumulated other comprehensive income	35,751	40,734
Retained earnings	222,835	222,959
Total equity	278,789	282,576
TOTAL LIABILITIES AND EQUITY	$419,961	$430,017

F - 52

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2011	2012	2013
Operating expenses:
Research and development	$(1,339)	$(944)	$1,017
General and administrative	(2,269)	(2,190)	(1,626)
Selling and marketing	(51)	(48)	86
Total operating expenses	(3,659)	(3,182)	(523)
Loss from operations	(3,659)	(3,182)	(523)
Interest income	-	-	1
Loss before income taxes	(3,659)	(3,182)	(522)
Income tax expenses	(150)	(150)	-
Share of net income of subsidiaries, net of taxes	6,786	1,080	848
Share of net income (loss) of an equity method investee	28	50	(202)
Net income (loss)	$3,005	$(2,202)	$124

F - 53

STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2011	2012	2013
Net income (loss)	3,005	(2,202)	124
Other comprehensive income , net of tax:
Change in cumulative foreign currency translation adjustments	8,169	3,162	4,983
Total comprehensive income	$11,174	$960	$5,107

F - 54

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

				Accumulated
				other	Accumulated
	Ordinary shares		Additional	comprehensive	retained
	Number	Amount	paid-in capital	income	earnings	Total

Balance at January 1, 2011	427,705,308	$1	$24,252	$24,420	$222,032	$270,705

Repurchase of ordinary shares	(16,594,848)	-	(6,251)	-	-	(6,251)

Share-based compensation	-	-	1,928	-	-	1,928

Exercise of share-based awards	2,875,176	-	671	-	-	671

Share of subsidiaries’ reserve	-	-	-	8,169	-	8,169

Net income	-	-	-	-	3,005	3,005

Balance at December 31, 2011	413,985,636	$1	$20,600	$32,589	$225,037	$278,227

Repurchase of ordinary shares	(14,812,056)	-	(4,166)	-	-	(4,166)

Share-based compensation	-	-	1,465	-	-	1,465

Exercise of share-based awards	9,811,512	-	2,303	-	-	2,303

Share of subsidiaries’ reserve	-	-	-	3,162	-	3,162

Net loss	-	-	-	-	(2,202)	(2,202)

Balance at December 31, 2012	408,985,092	$1	$20,202	$35,751	$222,835	$278,789

Repurchase of ordinary shares	(11,772,294)	-	(4,853)	-	-	(4,853)

Share-based compensation	-	-	492	-	-	492

Exercise of share-based awards	14,261,718	-	3,041	-	-	3,041

Share of subsidiaries’ reserve	-	-	-	4,983	-	4,983

Net income	-	-	-	-	124	124

Balance at December 31, 2013	411,474,516	$1	$18,882	$40,734	$222,959	$282,576

F - 55

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss)	$3,005	$(2,202)	$124
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of acquired intangible assets	-	-	33
Share-based compensation	1,928	1,465	492
Share of net income of subsidiaries	(6,786)	(1,080)	(848)
Share of net (income) loss of an equity method investee	(28)	(50)	202
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(186)	30	137
Accrued expenses and other current liabilities	115	1,462	(1,148)
Amounts due to subsidiaries	15,489	3,440	7,418
Cash provided by operating activities	13,537	3,065	6,410
Investing activities:
Investment in an equity method investee	(7,076)	-	(3,712)
Increase in amounts due from subsidiaries	(67)	(1,829)	(799)
Capital contribution in subsidiaries	-	-	(654)
Cash used in investing activities	(7,143)	(1,829)	(5,165)
Financing activities:
Repurchase of ordinary shares	(6,251)	(4,152)	(4,853)
Proceeds from exercise of stock options	671	2,289	3,041
Cash used in financing activities	(5,580)	(1,863)	(1,812)
Increase (decrease) in cash and cash equivalents	814	(627)	(567)

Cash and cash equivalents at the beginning of the year	1,068	1,882	1,255
Cash and cash equivalents at the end of the year	$1,882	$1,255	$688

F - 56

NOTES TO SCHEDULE 1

1	Schedule 1

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

As of December 31, 2012 and 2013, $124,141 and $134,571 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2011, 2012 and 2013.

2	Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its subsidiaries.

F - 57

ACTIONS SEMICONDUCTOR CO., LTD.

Third Amended and Restated 2007 Equity Performance and Incentive Plan

1.	Purpose. The purpose of the Third Amended and Restated 2007 Equity Performance and Incentive Plan (the “Plan”) is to attract and retain officers, employees, non-employee directors and consultants for Actions Semiconductor Co., Ltd., a Cayman Islands exempted company, and its Subsidiaries and to provide to such persons incentives to stay with the Company and make superior contributions to the Company in the future.

2.	Definitions. As used in this Plan,

(a)	“Board” means the Board of Directors of the Company and, to the extent of any delegation by the Board to a committee (or subcommittee thereof) pursuant to Section 13 of this Plan, such committee (or subcommittee).

(b)	“Company” means Actions Semiconductor Co., Ltd., a Cayman Islands exempted company, or any successor corporation thereto.

(c)	“Date of Grant” means the date specified by the Board on which a grant of Option Rights or a grant or sale of Restricted Shares or Restricted Share Units will become effective (which date will not be earlier than the later of (i) the date on which the Board takes action with respect thereto; or (ii) the date on which a Participant commences the provision of services to the Company or any one or more of its Subsidiaries).

(d)	“Director” means a member of the Board of Directors of the Company.

(e)	“Employee” means any person employed by the Company or any of the Company’s present or future parent or subsidiary corporations as defined in sections 424(e) or (f) of the U.S. Code, and any other entities the employees of which are eligible to receive incentive stock options under the U.S. Code. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(f)	“Evidence of Award” means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Board that sets forth the terms and conditions of the awards granted. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, with the approval of the Board, need not be signed by a representative of the Company or a Participant.

(g)	“Market Value per Share” means, as of any particular date, the fair market value of one of the Shares of the Company as determined by the Board.

(h)	“Optionee” means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

(i)	“Option Price” means the purchase price payable on exercise of an Option Right.

(j)	“Option Right” means the right to purchase Shares upon exercise of an option granted pursuant to Section 4 of this Plan.

(k)	“Participant” means a person who is selected by the Board to receive benefits under this Plan and who is at the time an officer, employee, non-employee director or consultant of the Company or any one or more of its Subsidiaries, or who has agreed to commence serving in any of such capacities within 90 days of the date on which the Board takes action to approve a grant of an award under this Plan. The term “Participant” shall also include any person who provides services to the Company or a Subsidiary that are equivalent to those typically provided by an employee.

(l)	“PRC” means the People’s Republic of China.

(m)	“Restriction Period” means the period of time during which Restricted Share Units are subject to deferral limitations under Section 6 of this Plan.

(n)	“Restricted Shares” means Shares granted or sold pursuant to Section 5 of this Plan as to which neither the risk of forfeiture nor the prohibition on transfers referred to in such Section 5 has expired.

(o)	“Restricted Share Units” means an award made pursuant to Section 6 of this Plan of the right to receive Shares at the end of a specified Restriction Period.

(p)	“Shares” means the American Depositary Shares representing ordinary shares, par value US $0.000001 per share, of the Company, or any security into which such Shares may be changed by reason of any transaction or event of the type referred to in Section 9 of this Plan.

(q)	“Subsidiary” means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company.

(r)	“U.S. Code” means the United States Internal Revenue Code of 1986, as amended.

3.	Shares Available Under the Plan. Subject to adjustment as provided in Section 9 of this Plan, the number of Shares that may be issued or transferred (i) upon the exercise of Option Rights, (ii) as Restricted Shares and released from the risk of forfeiture thereof, (iii) upon payment of Restricted Share Units, or (iv) in payment of dividend equivalents paid with respect to awards made under the Plan shall not exceed in the aggregate 11,400,000 Shares, all of which are available to be granted as incentive stock options within the meaning of section 422 of the U.S. Code. In addition to the Shares authorized by the preceding sentence, to the extent any award under this Plan otherwise terminates without the issuance of some or all of the Shares underlying the award to a Participant or if any Option Right under this Plan terminates without having been exercised in full, the Shares underlying such award, to the extent of any such forfeiture or termination, shall be available for future grant under this Plan and credited toward the Plan limit. Such Shares may be Shares of original issuance or Shares that have been previously issued and acquired by the Company or a combination of the foregoing. The Board may, at any time, increase or reduce the number of Shares subject to this Plan, but not below the number of Shares then issuable upon outstanding, unexercised Option Rights and unvested Restricted Shares and Restricted Share Units.

4.	Option Rights. The Board may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of options to purchase Shares. Such options may be “incentive stock options” (within the meaning of section 422 of the U.S. Code. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a)	Each grant will specify the number of Shares to which it pertains subject to the limitations set forth in Section 3 of this Plan.

(b)	Each grant will specify an Option Price per Share as determined by the Board, provided that, if the Participant receiving such grant is a United States taxpayer, such Option Price per Share shall not be less than 100% of the Market Value per Share on the Date of Grant. In the case of an incentive stock option (A) granted to an Employee who, at the time the incentive stock option is granted, owns Shares representing more than ten percent (10%) of the voting power of all classes of share capital of the Company or any of the Company’s present or future parent or subsidiary corporations as defined in sections 424(e) or (f) of the U.S. Code, the Option Price per Share will be no less than one hundred ten percent (110%) of the Market Value per Share on the Date of Grant; and (B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the Option Price per Share will be no less than one hundred percent (100%) of the Market Value per Share on the Date of Grant.

(c)	Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company in a currency determined by the Board, (ii) to the extent authorized by the Board, by the actual or constructive transfer to the Company of Shares owned by the Optionee having a value at the time of exercise equal to the total Option Price, (iii) by such other method of payment authorized by the Board, or (iv) by a combination of such methods of payment.

(d)	To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a broker on a date satisfactory to the Company of some or all of the Shares to which such exercise relates.

(e)	Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(f)	Each grant will specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable. Notwithstanding the foregoing, any such grant of Option Rights may provide for the immediate exercisability of the Option Right.

(g)	Any grant of Option Rights may specify management objectives that must be achieved as a condition to the exercise of such rights.

(h)	The Board may, on or after the Date of Grant of any Option Rights, provide for the payment of dividend equivalents to the Optionee on either a current or deferred or contingent basis or may provide that such equivalents will be credited against the Option Price.

(i)	No Option Right will be exercisable more than 10 years from the Date of Grant, except that an Option Right intended to be an incentive stock option issued to an individual who owns more than ten percent of the total outstanding voting power of the Company’s outstanding stock (within the meaning of section 422 of the U.S. Code) will not have a term of more than 5 years.

(j)	The Board reserves the discretion after the Date of Grant to provide for (i) the payment of a cash bonus at the time of exercise; (ii) the availability of a loan at exercise; (iii) the right to tender in satisfaction of the Option Price nonforfeitable, unrestricted Shares, which are already owned by the Optionee and have a value at the time of exercise that is equal to the Option Price.

(k)	Each grant of Option Rights will be evidenced by an Evidence of Award. Each Evidence of Award shall be subject to the Plan and shall contain such terms and provisions as the Board may approve.

(l)	A grant of Option Rights that is not intended to be an incentive stock option shall be designated as a “Nonstatutory Stock Option” or a “Nonqualified Stock Option.” Each grant that is intended to be an incentive stock option shall be subject to the following additional terms and conditions: (i) it shall only be granted to Employees, and shall be subject to and construed consistently with the requirements of section 422 of the U.S. Code, (ii) it shall be treated as a nonqualified stock option to the extent that, in the calendar year in which the Option is first exercisable, the aggregate fair market value of the Shares subject to the Option Right (when added to other awards granted to the same individual that are intended to be incentive stock options under any plan maintained by the Company and certain related corporations) exceeds US$100,000 or such other limitation as might apply under section 422 of the U.S. Code, (iii) it must be granted within 10 years from the adoption of the Plan or the date that it is approved by shareholders, whichever is earlier, (iv) it is not transferable other than by the laws of descent and distribution, and, during the optionholder’s lifetime, can be exercised only by the optionholder, and (iii) the Company shall have no liability to a Participant, or any other party, if an Option Right (or any part thereof) that is intended to be an incentive stock option is not an incentive stock option, or for any action taken by the Board, including without limitation the conversion of an incentive stock option to a nonstatutory stock option.

5.	Restricted Shares. The Board may also authorize the grant or sale of Restricted Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a)	Each such grant or sale will constitute an immediate transfer of the ownership of Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the risk of forfeiture and restrictions on transfer hereinafter referred to.

(b)	Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c)	Each such grant or sale will provide that the Restricted Shares covered by such grant or sale will be subject to a risk of forfeiture for a period to be determined by the Board at the Date of Grant.

(d)	Each such grant or sale will provide that during the period for which such risk of forfeiture is to continue, the transferability of the Restricted Shares will be prohibited or restricted in the manner and to the extent prescribed by the Board at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing risk of repurchase in the hands of any transferee).

(e)	Any grant of Restricted Shares may specify management objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such Shares.

(f)	Any such grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award.

(g)	Each grant or sale of Restricted Shares will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Board may approve. Unless otherwise directed by the Board, all certificates representing Restricted Shares will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such Shares.

6.	Restricted Share Units. The Board may also authorize the granting or sale of Restricted Share Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a)	Each such grant or sale shall constitute the agreement by the Company to deliver Shares to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Restriction Period as the Board may specify.

(b)	Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c)	Each such grant or sale shall be subject to a Restriction Period, as determined by the Board at the Date of Grant.

(d)	During the Restriction Period, the Participant shall have no right to transfer any rights under his or her award and shall have no rights of ownership in the Restricted Share Units and shall have no right to vote them, but the Board may, at or after the Date of Grant, authorize the payment of dividend equivalents on the Shares underlying such units on either a current or deferred or contingent basis, either in cash or in additional Shares.

(e)	Each grant will specify whether the Restricted Share Units will be payable at the end of the Restriction Period (i) in cash in a currency determined by the Board, (ii) by the actual transfer to the Participant of Shares, or (iii) by a combination of such methods of payment.

(f)	Any grant of Restricted Share Units may specify management objectives that, if achieved, will result in termination or early termination of the Restriction Period.

(g)	Each grant or sale of Restricted Share Units shall be evidenced by an Evidence of Award and shall contain such terms and provisions, consistent with this Plan, as the Board may approve.

7.	Type of Securities Issued. In lieu of delivering Shares in connection with an award of Option Rights, Restricted Shares, or Restricted Shares Units under this Plan, the Board may provide, at or after the Date of Grant, that the securities to be issued or transferred in connection with such awards shall be ordinary shares, par value US $0.000001 per ordinary share, of the Company.

8.	Transferability.

(a)	Except as otherwise determined by the Board, no Option Right or other security granted under this Plan shall be transferable by a Participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Board, Option Rights shall be exercisable during the Optionee’s lifetime only by him or her or by his or her guardian or legal representative.

(b)	The Board may specify at the Date of Grant that part or all of the Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or upon the termination of the Restriction Period applicable to Restricted Share Units or (ii) no longer subject to the risk of forfeiture and restrictions on transfer referred to in Sections 5 and 6 of this Plan, will be subject to further restrictions on transfer.

9.	Adjustments. The Board shall make or provide for such adjustments in the numbers of Shares covered by outstanding Option Rights granted hereunder, in the Option Price, and in the kind of shares covered thereby and such other amendments to the terms of any outstanding awards granted hereunder, as the Board, in its sole discretion, exercised in good faith, may determine is equitably required or appropriate to prevent dilution or enlargement of the rights of Participants that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Board, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced. The Board shall also make or provide for such adjustments in the number of Shares specified in Section 3 of this Plan as the Board in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 9.

10.	Fractional Shares. The Company shall not be required to issue any fractional Shares pursuant to this Plan. The Board may provide for the elimination of fractions or for the settlement of fractions in cash.

11.	Withholding Taxes. To the extent that the Company is required to withhold PRC or other taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit.

12.	Multiple Jurisdictions. In order to facilitate the making of any grant under this Plan, the Board may provide for such special terms for awards to Participants who are employed by the Company or any of its Subsidiaries in any particular jurisdiction other than the PRC, or who are nationals of any particular jurisdiction other than the PRC, as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. In addition, the Board may approve such supplements to or restatements or alternative versions of this Plan, including, without limitation, a sub-plan to this Plan, as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Company Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements or restatements, however, shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

13.	Administration of the Plan.

(a)	This Plan will be administered by the Board, which may from time to time delegate all or any part of its authority under this Plan to the Compensation Committee of the Board (or a subcommittee thereof), as constituted from time to time. A majority of the committee (or subcommittee) will constitute a quorum, and the action of the members of the committee (or subcommittee) present at any meeting at which a quorum is present, or acts unanimously approved in writing, will be the acts of the committee (or subcommittee). To the extent of any such delegation, references in this Plan to the Board will be deemed to be references to such committee or subcommittee.

(b)	The interpretation and construction by the Board of any provision of this Plan or of any agreement, notification or document evidencing the grant of Option Rights, Restricted Shares or Restricted Share Units and any determination by the Board pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Board will be liable for any such action or determination made in good faith.

14.	Amendments, Etc.

(a)	The Board may at any time and from time to time amend the Plan in whole or in part; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the NASDAQ Global Market or, if the Shares are not quoted on the NASDAQ Global Market, the principal national securities exchange upon which the Shares are traded or quoted (“Applicable Law”), will not be effective unless and until such approval has been obtained. Nothing herein shall be construed to limit the Company’s authority to offer similar or dissimilar benefits under other plans or otherwise with or without further shareholder approval.

(b)	The Board also may permit Participants to elect to defer the issuance of Shares or the settlement of awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Board also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(c)	The Board may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(d)	In case of termination of employment by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances, of a Participant who holds an Option Right not immediately exercisable in full, or any Restricted Shares as to which the risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Restricted Share Units as to which the Restriction Period has not been completed, or who holds Shares subject to any transfer restriction imposed pursuant to Section 8(b) of this Plan, the Board may, in its sole discretion, accelerate the time at which such Option Right may be exercised or the time at which such risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Restriction Period will end or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

(e)	This Plan shall not confer upon any Participant any right with respect to employment or other service with the Company or any Subsidiary (including, without limitation, continuation of employment), nor shall it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant’s employment or other service at any time, with or without cause. The terms of employment of an employee shall not be affected by the execution of this Plan. Awards granted under this Plan shall not form a part of the terms of employment of an employee or entitle such employee to take into account awards granted under this Plan when calculating any compensation or damages upon the termination of such employee’s employment for any reason.

(f)	This Plan shall be effective immediately upon its adoption by the Board; provided, however, that this Plan will be subject to approval by the shareholders of the Company within 12 months after the date this Plan is adopted by the Board, which shareholder approval will be obtained in the manner and to the degree required under Applicable Law. Any Option Rights intended to be granted as incentive stock options under this Plan shall be deemed nonstatutory stock options or nonqualified stock options if the Plan is not approved by the shareholders within such 12-month period.

15.	Governing Law. The Plan and all grants and awards and actions taken thereunder shall be governed by and construed in accordance with the internal substantive laws of the Cayman Islands.

16.	Compliance with Law. The grant of awards and the issuance of Shares in connection with such awards under this Plan shall be subject to compliance with all applicable requirements of the laws of the PRC, the laws of the Cayman Islands, and United States federal and state law with respect to such securities. Option Rights may not be exercised and Restricted Share Units may not be paid out if the issuance of Shares would constitute a violation of any such applicable or other laws or regulations or the requirements of any stock exchange or market system upon which the Shares may then be listed. In addition, no Option Rights may be exercised and no Restricted Share Units may be paid out unless (a) a registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”), shall at the time of exercise of the Option Rights or the payment of the Restricted Share Units be in effect with respect to the shares issuable upon exercise of the Option Rights or the payment of the Restricted Share Units or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Option Rights or payment of the Restricted Share Units may be issued in accordance with the terms of an applicable exemption or exception from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of any Option Rights or payment of Restricted Share Units, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

17.	Termination. No grant will be made under this Plan after a term of ten (10) years after the effectiveness of the Plan as provided in Section 14(f), but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

