Form 20-F
period 2014-12-31
Actions Semiconductor Co., Ltd.
filed 2015-04-24
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51604

Actions Semiconductor Co., Ltd

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, or ADSs, pursuant to the requirements of the Securities and Exchange Commission, or the SEC.

**	The total number of Ordinary Shares outstanding as of December 31, 2014 includes 7,821,882, 22,676,244, 34,938,198, 24,212,718, 16,594,848, 14,812,056, 11,772,294 and 70,774,015 Ordinary Shares underlying the ADSs, that the Registrant repurchased during 2007, 2008, 2009, 2010, 2011, 2012, 2013 and 2014, respectively.

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

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made based on the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board at each specified date. As of December 31, 2014 and April 17, 2015, the exchange rate for one U.S. dollar was RMB 6.2046 and RMB 6.1976, respectively. The table below indicates information concerning exchange rates between RMB and U.S. dollars for the applicable period. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

Per U.S. Dollar
	Period End	Average[1]	High	Low
2010	6.6000	6.7603	6.6000	6.8330

2011	6.2939	6.4475	6.2939	6.6364

2012	6.2301	6.2990	6.2221	6.3879

2013	6.0537	6.1412	6.0537	6.2438

2014	6.2046	6.1704	6.0402	6.2591

October 2014	6.1124	6.1251	6.1107	6.1385
November 2014	6.1429	6.1249	6.1117	6.1429
December 2014	6.2046	6.1886	6.1490	6.2256
January 2015	6.2495	6.2181	6.1870	6.2535
February 2015	6.2695	6.2518	6.2399	6.2695
March 2015	6.1990	6.2386	6.1955	6.2741
April (through April 17, 2015)	6.1976	6.2010	6.1930	6.2152

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data and cash flow data for the three years ended December 31, 2012, 2013 and 2014 and selected balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data and cash flow data for the years ended December 31, 2010 and 2011 and selected balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except number of shares data.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the year ended December 31,
	2010		2011		2012		2013		2014
	(thousands, except share and per share data)
Revenues:
System-on-a-chip products	US$	37,434	US$	47,168	US$	54,150	US$	69,256	US$	50,143
Semiconductor product testing services		151		317		179		135		117
Total revenues		37,585		47,485		54,329		69,391		50,260
Cost of revenues:
System-on-a-chip products		(22,846)		(28,821)		(35,007)		(47,907)		(46,148)
Semiconductor product testing services		(81)		(176)		(100)		(58)		(46)
Total cost of revenues		(22,927)		(28,997)		(35,107)		(47,965)		(46,194)
Gross profit		14,658		18,488		19,222		21,426		4,066
Other operating income		966		1,523		896		2,170		890
Operating expenses:
Research and development		(17,325)		(22,086)		(23,739)		(25,994)		(31,124)
General and administrative		(8,125)		(8,786)		(8,573)		(8,764)		(10,330)
Selling and marketing		(1,208)		(1,195)		(1,281)		(2,057)		(2,175)
Impairment on intangible assets		—		(888)		—		—		(820)
Total operating expenses		(26,658)		(32,955)		(33,593)		(36,815)		(44,449)
Loss from operations		(11,034)		(12,944)		(13,475)		(13,219)		(39,493)
Other income (expense)		2,348		4,066		1,547		2,336		(2,736)
Dividend income from an other investment		—		889		—		493		423
Investment income from an other investment		—		268		—		—		—
Fair value change in trading securities		(2)		4		2		—		—
Gain on disposal of an other investment		137		195		—		—		—
Interest income		9,608		12,668		13,240		12,358		9,611
Interest expense		—		(144)		(250)		(498)		(530)
Other-than-temporary impairment loss on investments		—		—		(2,543)		(681)		—
Income (loss) before income taxes, equity in net (loss) income of equity method investees and non-controlling interest		1,057		5,002		(1,479)		789		(32,725)
Income tax (expense) credit		(422)		(879)		(772)		(403)		1,796
Equity in net (loss) income of equity method investees		(781)		(1,113)		41		(264)		566
Remeasurement gain on equity interest on acquisition of a subsidiary		494		—		—		—		—
Net income (loss)		348		3,010		(2,210)		122		(30,363)
Add: Net income (loss) attributable to non-controlling interest		36		(5)		8		2		12
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	US$	384	US$	3,005	US$	(2,202)	US$	124	US$	(30,361)

Net income (loss) per share attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	0.001	US$	0.007	US$	(0.005)	US$	0.000	US$	(0.077)
Diluted	US$	0.001	US$	0.007	US$	(0.005)	US$	0.000	US$	(0.077)

Net income (loss) per ADS attributable to Actions Semiconductor Co., Ltd. shareholders
Basic	US$	0.005	US$	0.043	US$	(0.032)	US$	0.002	US$	(0.461)
Diluted	US$	0.005	US$	0.042	US$	(0.032)	US$	0.002	US$	(0.461)

Weighted-average shares used in computation:
Basic		438,401,072		418,499,545		412,706,341		412,103,255		395,380,921
Diluted		454,568,850		433,983,105		412,706,341		425,415,011		395,380,921

CASH FLOW DATA

	For the year ended December 31,
	2010		2011		2012		2013		2014
	(thousands)
Cash provided by (used in):
Operating activities	US$	2,763	US$	7,265	US$	(3,296)	US$	(7,560)	US$	(19,140)
Investing activities		(51,215)		(26,658)		33,791		(26,178)		61,721
Financing activities		2,619		7,131		6,936		13,902		(16,628)

BALANCE SHEET DATA

	As of December 31,
	2010		2011		2012		2013		2014
	(thousands)
Cash and cash equivalents	US$	42,872	US$	33,207	US$	71,336	US$	53,263	US$	78,177
Time deposit		34		—		—		347		5
Restricted deposits		—		—		10,000		27,161		51,590
Marketable securities ( $14,296, NIL, NIL,NIL and NIL carried at fair value as of December 31, 2010, 2011, 2012, 2013 and 2014, respectively)		164,336		186,890		130,721		126,607		38,384
Trading securities		535		530		76		74		70
Accounts receivable, net of allowance for doubtful accounts of $621, $621, NIL, NIL and $558 as of December 31, 2010, 2011, 2012, 2013 and 2014 respectively		1,844		2,794		5,950		5,782		2,832
Amount due from a related party		559		9		340		1,301		1,650
Notes receivable		—		—		—		—		161
Amount due from an equity method investee		104		64		79		38		41
Inventories		4,832		7,477		11,979		20,278		13,970
Prepaid expenses and other current assets		3,242		1,675		4,288		3,972		4,511
Income tax recoverable		—		—		189		67		186
Deferred tax assets		399		430		504		416		1,179
Total current assets		218,757		233,076		235,462		239,306		192,756
Investment in equity method investees		6,401		14,246		14,329		17,843		27,352
Other investments (NIL, NIL, NIL, NIL and NIL carried at fair value as of December 31, 2010, 2011, 2012, 2013 and 2014 respectively)		2,764		17,334		16,305		15,648		15,627
Marketable securities		24,831		—		11,239		17,139		—
Rental deposits		40		49		49		61		54
Property, plant and equipment, net		24,604		32,939		32,321		31,896		30,327
Land use right		1,554		1,593		1,584		1,588		1,514
Acquired intangible assets, net		4,318		9,859		10,819		12,218		16,459
Deposit paid for acquisition of intangible assets		2,408		—		—		145		538
Deferred tax assets		88		27		80		99		53
Goodwill		468		—		—		—		—
Total assets	US$	286,233	US$	309,123	US$	322,188	US$	335,943	US$	284,680
Total current liabilities		13,185		27,466		39,623		49,397		61,536
Other liabilities		83		458		13		412		—
Payable for acquisition of intangible assets		—		153		603		—		155
Deferred tax liabilities		2,286		2,840		3,189		3,589		919
Total liabilities		15,554		30,917		43,428		53,398		62,610
Total equity		270,679		278,206		278,760		282,545		222,070
Total liabilities & equity		$286,233		$309,123		$322,188		$335,943		$284,680

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

We derive substantially all of our revenues from the sales of our SoCs for tablets and portable media player applications. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or those applications will continue to remain popular with retail customers. Meanwhile, we attempt to exploit new application markets to bring us additional revenues, such as Over-the-Top (“OTT”) boxes. We continuously evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, the migration and adoption of smart phones have resulted in the increasing popularity of embedding portable media player functionality directly into smart phones. In addition, the rapid growth of smart phones and tablets has changed the market of higher end portable media players, so we consolidated our SoCs for portable media players in mainstream and entry-level segments, and have spent most of our resources to accelerate the addition of SoCs for tablets into our product portfolio in 2012, sales of which generated almost 28% of our 2014 revenues. However, we may not be able to compete with providers of SoCs for smart phones that combine mobile phone and portable media player functionality into one SoC if such providers expand their product portfolio and compete with us in our target markets. We may also not be able to develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our new products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

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

The industry in which we operate is highly cyclical. We have had in the past and may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

·	the unpredictable timing and volume of purchase orders and cancellations from our customers;

·	the rate of acceptance of our products by our customers;

·	the rate of growth of the market for portable media players, tablets, OTT boxes and our SoCs;

·	fluctuation and seasonality in demand for consumer electronics products;

·	increases in prices charged by contract foundries and other third-party subcontractors;

·	the availability of third-party foundry capacity;

·	the availability and pricing of other components used in our customers’ products, including NAND Flash memory and TFT-LCD panels;

·	fluctuations in our contract foundry’s manufacturing yields;

·	the difficulty of forecasting and managing our inventory and production levels;

·	our ability to successfully develop, introduce and sell new or enhanced products;

·	additions or departures of key personnel;

·	our involvement in litigation;

·	natural disasters, particularly earthquakes, snowstorms or disease outbreaks affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

·	the evolution of industry standards and introduction of new products by our competitors.

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

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company, or He Jian, United Microelectronics Corporation, or UMC, and Taiwan Semiconductor Manufacturing Company Limited, or TSMC, manufacture almost all of our semiconductors. As a result, if these foundries were to experience any catastrophic or other event that disrupted manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be unable to manufacture our semiconductors with the same yield rate, as we currently have with He Jian, UMC, and TSMC. As a result, we depend significantly on maintaining a strong relationship with these foundries and their continued ability to manufacture our semiconductor products, in order to maintain our revenues and customer relationships. For example, beginning in the third quarter of 2014, due to limited capacity at our foundries, we have experienced a shortage in the wafers needed for our PMP products thus limiting the revenue from our PMP business.

We provide our foundries with monthly rolling forecasts of our production requirements; however, the ability of them to provide silicon wafers to us is limited by their available capacity. Moreover, the price of our silicon wafers fluctuates based on changes in available industry capacity. We do not have a long term supply contract with these two companies or any other contract foundry. Therefore, they could choose to prioritize capacity for other customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these two companies or any other contract foundry will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on third-party contractors, including:

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

We have different kinds of SoCs for tablets, portable media players and OTT boxes and currently most of these SoCs are utilizing the processing technologies ranging from 0.18 micro to 28 nanometer. We continue to focus our efforts on transitioning our SoCs to smaller process geometry technologies in order to achieve better performance or lower cost. This transition requires us to redesign certain of our products and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller micron process geometry.

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

Failure of innovation initiatives could impact our long-term success.

We have been gradually moving away from our traditional portable media player products and exploring newer product lines such as tablets and OTT boxes with which we hope to differentiate ourselves through innovation and by leveraging our investments in research and development. If we are unable to commercialize such innovations, expand and scale them with sufficient speed, we could fail in our ongoing efforts to maintain and increase our market share and profit margins. In addition, if we do not continue to be recognized as a strong player in our industry because of, among other things, our failure in successfully commercializing our new product lines or if our brand image is tarnished by negative perceptions, our ability to attract and retain customers could be impacted.

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

The principal contract foundries that manufacture our products and all of the principal subcontractors that assemble, package, and test our products are located in China, Hong Kong or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, tsunamis, snowstorms, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster, such as the magnitude 9.0 earthquake and resulting tsunami in Japan in March 2011, near our principal contract foundries or subcontractors could result in damage, power outages, nuclear radiation pollution, and other disruptions that impair their production and assembly capacity and decrease the availability of raw materials or components from suppliers and manufacturers in Japan. In addition, the relationship between China and Japan, which is often strained due to historical reasons, in 2012 reached reportedly the lowest point since the end of World War II due to territorial disputes surrounding what are called by China as the Diaoyu Islands but known in Japan as the Senkaku Islands. There have been signs of improvement but sustained cycles of tension continue to be the theme of the bilateral relationship. If the tension between the two countries escalates or even results in regional military conflicts, the availability of raw materials such as monocrystalline silicon from Japan could be materially disrupted. If Japan were to limit the export of, or China were to limit the import of, such raw materials from Japan, due to the political or military tension between the two countries, we and the entire semiconductor industry may encounter supply delays, disruptions and shortages.

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

We face competition from a relatively large number of competitors in China and worldwide. Our principal competitors include ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin/Appotek, RDA, Freescale, Infotmic, Intel, JieLI, MediaTek, MVSilicon, Rockchip, CSR, ISSC and WonderMedia.As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design companies.

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

We believe we are a “passive foreign investment company” or PFIC, for U.S. federal income tax purposes for calendar year 2014 and in future years. Assuming we are a PFIC, U.S. investors of our ADSs are subject to certain adverse U.S. federal income tax rules.

We believe we were a PFIC, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for calendar year 2014 and believe we will be a PFIC in 2015 and for the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders. See the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of our ADSs are encouraged to consult their own tax advisers regarding the consequences of our PFIC status under U.S. federal income tax rules.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2014 were effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

A worldwide economic downturn could adversely affect the demand for our products, and in turn, our business and results of operations.

The economic and financial downturn beginning in 2009 which affected the global business, banking and financial sectors adversely affected the consumer electronics market, especially in the United States and Europe in 2011. As a result of the economic and financial downturn, there has been depreciation of certain foreign currencies in 2014 that would adversely impact the purchasing power in these areas and result in a decrease in demand for consumer electronics. From 2012 to 2014, Western Europe experienced instability, resulting in reduced demand. The Chinese economy is also facing certain challenges such as inflation and concerns over the possibility of a bubble in the real estate market, which may result in the suspension or decrease of consumer electronics market demand. Our customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services. There could also be a number of effects from such turmoil on our business, including continued decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counter party failures negatively impacting our treasury operations. Current uncertainty in global economic conditions also poses a risk to the overall economy that could impact our ability to manage commercial relationships with our customers, suppliers and creditors. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

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

To resolve any claim made against us, we may be required to develop alternative technology or obtain a license for the relevant intellectual property, each of which could be costly and time consuming. Licenses may not be available to us on commercially reasonable terms and conditions, or at all. We might also be required to cease using the trademark or other intellectual property under which our products were being marketed and sold. If any infringement or other intellectual property-based claim made against us by any third-party is successful, or if we fail to develop alternative technology or license the proprietary rights on commercially reasonable terms and conditions, our business, financial condition and results of operations could be materially and adversely affected.

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

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third-parties, which may include our competitors. Before we design our products, we discuss with our customers the proprietary technologies that we must incorporate into our SoCs and the international standards that our SoCs must meet to function in the targeted portable media player, tablet and OTT box products. We then obtain licenses required to incorporate each of those proprietary technologies into SoCs that meet these standards. The combined costs of identifying and obtaining licenses from all holders of patents and copyrights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent or copyrights brings a claim for patent or copyright infringement. Any claims for indemnification that may be made could have a material adverse effect on our business, financial condition and results of operations.

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

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory and TFT- LCD display, which our customers require for manufacturing the consumer end products. For example, if our customers are unable to obtain sufficient supplies of other key components in their portable media players, tablets or OTT boxes, the sales of our products that are also used in such devices would be adversely affected. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

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

The SEC’s “conflict minerals” rule has caused us to incur additional expenses, could limit the supply and increase the cost of certain minerals used in manufacturing our products, and could make us less competitive in our target markets.

On August 22, 2012, the SEC adopted a rule requiring disclosure by public companies of the origin, source and chain of custody of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. The rule requires companies to obtain sourcing data from suppliers, engage in supply chain due diligence, and file annually with the SEC a specialized disclosure report on Form SD covering the prior calendar year. The rule could limit our ability to source at competitive prices and to secure sufficient quantities of certain minerals used in the manufacture of our products, specifically tantalum, tin, gold and tungsten, as the number of suppliers that provide conflict-free minerals may be limited. We may incur material costs associated with complying with the rule, such as costs related to the determination of the origin, source and chain of custody of the minerals used in our products, the adoption of conflict minerals-related governance policies, processes and controls, and possible changes to products or sources of supply as a result of such activities. Within our supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the data collection and due diligence procedures that we implement, which may harm our reputation. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, we may risk losing them to our competitors.  We continue to monitor and investigate the presence of conflict materials within our supply chain.

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

Our business is primarily dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for tablets, portable media players and OTT boxes will continue to grow with the Chinese economy. While the Chinese economy has experienced significant growth in recent years, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

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

Any future restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies. The PRC government has introduced regulations since 1996 to allow greater convertibility of the RMB, under which regulations RMB is freely convertible for current account transactions such as trade and service-related foreign exchange transactions, but not for capital account transactions such as cross-border direct investments or loans unless the prior approval of or registration with the State Administration of Foreign Exchange, or SAFE, is obtained. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to capital account transactions.

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

Due to a preferential tax policy that provides for tax exemption for two years starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years and a 50% tax rate reduction for the succeeding three years, Actions Semiconductor (Zhuhai) benefited from an EIT rate of 9% for the year ended December 31, 2008, which was the fifth year after it had profits after offsetting its prior years’ tax losses, which EIT rate would otherwise have been 18% during the first year of the five-year EIT transition period. In addition, due to its certification as a High Technology Enterprise and a Key Integrated Circuit Design Enterprise, Actions Semiconductor (Zhuhai) benefited from a 15.0% EIT rate for each of the years ended December 31, 2009, 2010, 2011 and 2012, and a 10% EIT rate for the year ended December 31, 2013 and 2014.

Due to a preferential tax policy that provides for tax exemption for the first two years starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years, Artek Microelectronics (Shenzhen) was exempted from income tax for the year ended December 31, 2008, which was the second year it had profits after offsetting its prior years’ tax losses, and benefited from a 10.0%, 11.0% and 12.0% EIT rate, which would otherwise be the interim 20.0%, 22.0% and 24.0% EIT rates during the five-year transition period, for the years ended December 31, 2009, 2010 and 2011, respectively. In addition, due to its certification as a High Technology Enterprise, Artek Microelectronics (Shenzhen) was entitled to a 15.0% EIT rate for the year ended December 31, 2012, 2013 and 2014.There can be no assurances that any of our PRC subsidiaries will continue to qualify as High Technology Enterprises in the future and benefit from such preferential EIT rate. For more information regarding the impact of the EIT Law on us, see also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

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

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our shareholders who are PRC residents fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”), which replaced the former circular known as the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Financing and Roundtrip Investment Conducted by PRC Residents via Special-Purpose Companies promulgated on October 21, 2005 (“SAFE Circular 75”). SAFE Circular 37 requires PRC residents (which include PRC individual residents and PRC-incorporated corporate entities) to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity (which entity is referred to as “special purpose vehicle” in SAFE Circular 37) with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests for the purpose of overseas investment and financing. SAFE Circular 37 applies to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register with local branches of SAFE in connection with their incorporation or control of the offshore company established for the special purpose of offshore investment or overseas equity financing involving a roundtrip investment whereby the offshore company acquires or controls onshore assets or equity interests held by the PRC residents. In addition, such PRC residents are required to file or update the registration with the local branch of SAFE in the event of any material change with respect to that special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or swap, merger, division, or other material event. If any PRC resident shareholder holding interests in a special purpose vehicle fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing their profits and the proceeds from any reduction in capital, or liquidation, to their offshore parent company, and the special purpose vehicle may also be prohibited from contributing additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our shareholders who are PRC residents have made or obtained any applicable registrations or approvals required by SAFE Circular 37. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-denominated loans to our company.

As SAFE Circular 37 was recently promulgated and it is uncertain how SAFE Circular 37, and any future regulation concerning offshore or cross-border transactions, will be interpreted or implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

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

On February 15, 2012, SAFE promulgated the Circular on Certain Foreign Exchange Issues Relating to Domestic Individuals’ Participation in Stock Incentive Plan of Overseas Listed Company, or the New Stock Option Rule. Upon the effectiveness of the New Stock Option Rule on February 15, 2012, the Stock Option Rule became void, although the basic requirements and procedures provided under the Stock Option Rule remain unchanged in the New Stock Option Rule, i.e., the domestic employees participating in stock incentive plan of an overseas listed company shall appoint the PRC subsidiary of the overseas listed company or a domestic qualified agent to make the registration of the stock incentive plan with SAFE and handle all foreign exchange-related matters of the stock incentive plan through the special bank account approved by SAFE. The New Stock Option Rule clarifies that the domestic subsidiary of an overseas listed company shall include the limited liability company, partnership and the representative office directly or indirectly established by such overseas listed company in China and the domestic employees shall include the directors, supervisors, the senior management and other employees of the domestic subsidiary, including the foreign employees of the domestic subsidiary who continuously reside in China for at least one year.

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

On February 3, 2015, the SAT released the Bulletin on Several Issues of Enterprise Income Tax on Income Derived from Indirect Transfers of Property by Non-resident Enterprises, or Bulletin 7, which also mainly addresses the indirect transfers of equity interests and other properties in resident enterprises by non-resident enterprises but has substantially supplemented Circular 698. As provided in Bulletin 7, if the indirect China taxable property transfer income is generated from buying and then selling the shares of a listed offshore enterprise in the public securities market, it shall not be regarded as transactions without a reasonable business or commercial purpose, and therefore such transfer incomes are not subject to PRC taxes. We believe such provisions should apply in a transfer of our ordinary shares or ADSs by our non-PRC shareholders, and therefore such transfer should not be subject to the reporting or filing obligations otherwise stipulated in Bulletin 7. However, we cannot assure you that the PRC tax authorities will necessarily agree with our interpretation of Bulletin 7.

In addition, we do not believe that a transfer of our ordinary shares or ADSs by our non-PRC shareholders should be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as such share transfer is not carried out for the main purposes of avoiding PRC taxes. However, there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice.

If you are required to pay PRC withholding tax on the transfer of our ordinary shares or ADSs, your investment in us may be materially and adversely affected. In addition, we cannot predict how Circular 698 or Bulletin 7 will affect our financial conditions or operations. For example, we may be required to expend valuable resources on complying with Circular 698 or Bulletin 7 or establishing that we should not be taxed under Circular 698 or Bulletin 7, any of which could have an adverse effect on our financial condition and results of operations.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar so that the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 33.4% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2014. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may be partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB.

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

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have very limited derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2012, 2013 and 2014, the rate of return on our RMB cash deposit was 6.2%, 5.6% and 5.1%, respectively. As a result of the Chinese government’s alternate efforts to curb inflation or stimulate economy, interest rates have often fluctuated. For example, China’s central bank raised interest rates three times in 2011 due to China’s relatively high inflation rate in 2011 but then decreased interest rates twice in 2012. At the beginning of 2012, the China Banking Regulatory Commission imposed certain limitations on the amount of new loans to be granted by commercial banks in China to minimize the risk of defaults. In 2013, the money market was further tightened, resulting in a shortage of funds for many banks in June and December. In addition, China’s central bank launched interest rate liberalization in July 2013 and cancelled the ceiling and floor which used to limit the fluctuation of commercial banks’ lending rates. In November 2014, China’s central bank reduced interest rate for the first time since July 2012. Changes in policies and market conditions such as the above may have a direct or indirect material adverse impact on the interest rates offered by banks and other financial institutions and in turn may adversely affect the interest income generated from our financial investments in financial institutions. Further, if there is any future uncertainty in global economic and market conditions, a decreasing interest rate might adversely affect our interest income and in turn impact our net income.

The systematic credit risks among banking and financial institutions in China and worldwide may negatively impact our results of cash management and eventually shareholder’s equity.

As of December 31, 2014, we had marketable securities of US$38.4 million. These marketable securities were principally investments with guaranteed high interest rates and mainly 3 to 24 month terms . Most of them were issued, managed or guaranteed by state-owned banks or financial institutions in China. The Chinese government has been closely supervising its state-owned banks and financial institutions since the global financial crisis in 2008 and does not allow any delinquencies in credit guaranteed by them. However, if the Chinese government relaxes its discipline on its banking and financial systems, the systematic credit risks may cause our investments in marketable securities or the returns on such investments to become uncollectible, impacting our results of cash management, and eventually deteriorating shareholder’s equity.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the ‘‘Big Four’’ accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission ("CSRC").

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.  Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure and Our ADSs

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, there may be less protection of your shareholder rights than you would have under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through Actions Semiconductor (Zhuhai), Actions (Zhuhai) Technology, Actions (Zhuhai) Microelectronics, Artek Microelectronics (Shenzhen) and Shanghai Actions Semiconductor Co., Ltd., or Shanghai Actions. Most or all of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of United States courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or our directors and officers predicated upon the securities laws of the United States or any state, on the ground that such provisions are penal in nature.

The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing price of our ADSs on the NASDAQ Global Market has ranged from US$12.24 to US$1.34 per ADS and the last reported sale price on April 21, 2015 was US$1.55. Our ADSs price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many ADS issuers with a majority of operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

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

As a holder of our ADSs, you will not be recorded as a shareholder on the share register of the Company. Only registered holders of our ordinary shares are entitled as a matter of Cayman Islands law to exercise the rights of shareholders including voting their shares and receiving dividends and distributions. The depositary or its custodian will be the registered holder of all the ordinary shares represented by the ADSs and, thus, will be the only party entitled to exercise the rights of a shareholder with respect to those ordinary shares held by them. You will not be able to exercise the rights of a shareholder, including the right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not be able to withdraw the ordinary shares underlying your ADSs in time to be able to exercise your rights. For example, you may not know about shareholder meetings far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of an upcoming vote and arrange to deliver our voting materials to you. You may not receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be little you can do if the ordinary shares underlying your ADSs are not voted as you requested.

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

We, Actions Semiconductor Co., Ltd, or Actions Cayman, are an exempted company incorporated under the Companies Law (2013 Revision), as amended, of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., originally established as a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. In 2010, we switched Actions Semiconductor (Mauritius) to a “category 1” global business company to be qualified as a resident company in Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 1 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

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

For the purpose of constructing a new building complex in Shanghai Zhangjiang High-Tech Park to satisfy our research and development needs, and considering that we would only have a limited use for a large new building complex and to fund only a part of its land purchase and construction costs, we decided to form a strategic alliance with Nann Capital and we would only invest and own 40% of the construction project.  On August 20, 2009, Actions Enterprises (HK) established a 100% owned subsidiary in Shanghai, China, Actions Technology (Shanghai) and we subsequently transferred our entire ownership interest in Actions Enterprises (HK), a holding company with zero net value, to Nann Capital for a nominal consideration of US$1.00. We further then made a capital injection of US$4.4 million to Nann Capital, in exchange for 40% of its equity interest in July 2010, while other third-party investors of Nann Capital contributed US$6.6 million for its initial US$11.0 million capital funding to purchase and construct the new building complex. To continue to maintain our 40% equity interest in Nann Capital, we also made further capital injections from time to time as the need arises to pay for the land purchase or fund the construction costs at each subsequent round of pro rata capital call, including US$7.1 million in June 2011, US$3.7 million in April 2014 and US$9.0 million in May 2014. As of December 31, 2014, we have maintained our 40% equity interest in Nann Capital and our investment in Nann Capital is accounted for under the equity method of accounting.

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

On June 5, 2014, Actions Semiconductor (Zhuhai) established Actions (Zhuhai) Technology, a subsidiary in Zhuhai, China. Most of the assets, employees and business of Actions Semiconductor (Zhuhai) then started to be transferred to Actions (Zhuhai) Technology in August 2014.

On June 5, 2014, Actions (Zhuhai) Technology established Actions (Zhuhai) Microelectronics, a subsidiary in Zhuhai, China, as a software development and distribution company.

In order to streamline our corporate structure by placing most of our manufacturing, research and sales entities under common control, 100% of the equity of Shanghai Actions, Actions Technology(HK) and Artek Microelectronics were transferred to Actions (Zhuhai) Technology in September 2014.

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

B. Business Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players and smart handheld devices, such as Bluetooth audio and music devices, tablets and OTT boxes. We provide integrated platform solutions to tablet, portable media player and OTT box manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products. Due to the following reasons, our integrated platform solutions enable our customers to rapidly bring their final products to market with a minimum level of technology investment:

•	Our integrated platform solutions, which comprise SoCs, firmware, software development tools and reference designs, obviate the need for our customers to invest in costly and time-consuming internal firmware and software development for their products, or to source them from multiple suppliers.

•	Our network of third-party value-added distributors and applications developers enable our customers to quickly introduce products with differentiated features and to cost-effectively customize our solutions.

•	Our mixed-signal design capabilities allow us to integrate analog and digital components using a compact system architecture in our portable media player SoCs, and enable our customers to reduce their overall costs and produce smaller, more power-efficient portable products.

•	Our proximity to the China-based manufacturers of tablets, portable media players and OTT boxes and presence in the rapidly evolving China market for tablets, portable media players and OTT boxes enable us to better identify market trends and align our product development efforts with these market trends.

We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market leadership in SoC products and platform solutions for the development of tablets, portable media players and OTT boxes through investing in technology development, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Industry Background

Tablets and portable media players are both battery-powered, portable consumer electronic devices that can capture, store and play digital media files such as compressed audio, image and video files. OTT boxes are devices delivering audio, video, and other media data to home entertainment devices through the Internet.

Portable media players are featured with a wide range of industry audio compression technologies, the most popular of which include AAC, APE, FLAC, MP3, Ogg Vorbis and WMA, and video compression technologies such as AMV, FLV, H.264/265, MPEG2/4 and WMV. Portable media players are consumer electronics products with dedicated audio players and integrated digital audio/video players currently being the two most popular products in this category. In addition to the traditional portable media player features, Bluetooth audio and music devices are featured with a wireless technology standard for exchanging data over short distances from fixed and mobile devices, and building personal area network.

Compared with portable media players whose functions are traditionally limited to playing digital media files, tablets have become increasingly popular because they further equip consumers with the capability of browsing the internet or downloading software applications through, for example, WiFi, 3G or 4G networks with the help of operation systems such as the Android and iOS operating systems. In order to provide better web-browsing user experience, tablets are usually equipped with touchscreen displays that are larger than displays of the average portable media players. On the other hand, OTT boxes equip consumers with the ability to enjoy audio and video content from the Internet on their regular TV screens without the involvement of a multiple-system operator in the control or distribution of such content .

While we still gained steadily a majority of our revenue and profit from the portable media player market in recent annual periods, including 2014, this market has witnessed a decrease in demand since 2009. Even though traditional portable media player market decreased rapidly in 2014, with the growing popularity of smartphones, we believe the market for wireless connectivity enabled portable media players that connect via Bluetooth and WiFi present major growth opportunities. In the first quarter of 2014, we launched a Bluetooth dual mode 4.0 product (ATS2805) and in the first quarter of 2015, we launched our first single chip Bluetooth dual mode 4.0 product (ATS2829). The tablet market entered a period of rapid growth in 2012 and 2013, but the market also faced competition from smart phones with large screens. The WiFi only tablet market also faced pressure from tablet with cellular connectivity and experienced intense competition in 2014 which resulted in relatively flat growth in demand and low ASPs. We believe that several factors had driven this growth in demand in 2012 and 2013 and the climate change in 2014 for tablets, including:

·	Product Awareness: Due to the promotional and marketing efforts of internationally recognized manufacturers such as Apple and Samsung, consumers worldwide have started to recognize the concept and benefit of tablets. We believe this influence has expanded from the U.S. and European Union markets to various emerging markets, and that this has driven significant increased demand for tablets in 2012 and 2013. However, smart phones with large screen also posed competition to tablets, resulting in relatively flat growth in demand for tablets in 2014. In addition, within the tablet market, demand in the WiFi only tablet market, which was the area we focused on, was under pressure from the cellular tablet market. Above all, 2014 was marked by intense competition from global players in the tablet market, resulting in low ASPs.

·	Software Applications: The rapid growth of tablets and smartphones has resulted in the development of a rapidly growing ecosystem of software applications geared towards this market, with an increasing amount of software companies entering and developing their own software applications. We believe that the tablets’ ability to download and utilize software applications coupled with a rapidly developing software application ecosystem will continue to stimulate consumer demand for tablets.

·	Supply Chain and Price Point: The components used in tablets are in many respects similar to those used in portable media players, with the major difference being the tablets’ larger screen size, touch panel and WiFi/3G RF module. While the tablets do require more precise production quality, this supply chain has been rapidly developing, particularly in Southern China, since the second half of 2011, and is maturing rapidly. With a mature supply chain, the industry is able to deliver 7-inch tablets at a retail price point below US$50 each with good performance and stable quality. Together with the above two factors, this price point has stimulated increasing user demand from consumers who cannot afford higher-end tablets produced by manufacturers such as Apple and Samsung, especially in the emerging markets.

In order to keep up with the trend in the current market, in 2012 we started to add SoCs for tablets to our product line. In the first quarter of 2012, we launched the first single-core tablet SoC (ATM7013) and, to quickly catch up with the multi-core trend in the tablet market, we also designed and launched the first multi-core tablet SoC (ATM7029) before the end of 2012. In the second half of 2013, we launched our dual-core tablet SoC (ATM7021) for the entry segment and another high performance quad-core tablet SoC (ATM7039) to penetrate the high-end market segment. In the second half of 2014, we launched our first 28nm chipset for tablets (ATM7059) and OTT boxes (ATM7039s) to penetrate the mid-tier market segment. In the first quarter of 2015, we launched our first 64bit chipset for tablets (ATM9009) and OTT boxes (GT9) to target the high-end market segment..

Portable Media Player, Tablet and OTT box Design and Manufacturing Value Chain

The portable media player, tablet and OTT box industry, like many other segments of the consumer electronics industry, is increasingly centered in China. Portable media players, tablets and OTT boxes manufactured by China-based manufacturers are often rebranded and sold across the world by importers, retailers, and consumer electronics companies. China’s low cost design and manufacturing capabilities are an increasingly important competitive advantage, as consumers increasingly demand more functionality at a lower price in each successive generation of portable media players, tablets and OTT boxes. Contract manufacturers and brand owners also increasingly rely on SoC platform providers and value-added distributors to provide integrated platform solutions that enable them to accelerate their products’ time-to-market. The following chart illustrates the typical portable media player, tablet and OTT box design and manufacturing value chain:

In order to differentiate their products, brand owners of portable media players, tablets and OTT boxes must equip their products with unique designs and features. Often, brand owners and contract manufacturers lack comprehensive in-house design capabilities required to address the market trend towards increased functionality and short product life cycles. Since it is generally time-consuming and cost-prohibitive to create an entirely new system for each new function added, brand owners rely on value-added distributors to work closely with an integrated platform provider to not only provide the required features and functions but also provide total, integrated solutions that deliver the correct combination of features, cost, processing speed and power consumption. We believe we are one of the few integrated platform providers to have the capability to provide total solutions directly to the contract manufacturers and brand owners based on a standard reference design.

Products and Technology

We provide a variety of solutions along the portable media player, tablet and OTT box design and manufacturing value chain. For most of our value-added distributor customers and certain more sophisticated contract manufacturer and brand owner customers, we provide our SoCs and solution development kits, or SDKs. For less sophisticated customers, we provide our total solutions that consist of our SoCs, SDKs as well as reference designs that include detailed specifications of other required components and references to the providers of those components, which together allow these customers to assemble a complete portable media player, or tablet or OTT box.

Our capability to provide total solutions is the result of our detailed knowledge of the manufacturing technology along the different points of the design and manufacturing value chain. By applying that knowledge, we can mix, match and combine our solutions to fit the diverse needs of our customer base.

System-on-a-Chip (SoC)

The functionality of portable media players, tablets and OTT boxes is largely determined by the SoC controller, which together with memory components constitute a significant portion of a portable media player’s or a tablet’s or OTT boxes’ total cost. The slim size and the drive to minimize cost for portable media players, ,tablets and OTT boxes usually require the manufacturers to use as few SoCs as possible. In addition, the entire system still requires other digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers. We are one of the few fabless SoC design companies who owns mixed mode and power management unit, or PMU, design capability. Our SoCs for portable media players are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a PMU and other components all within one chip. With respect to SoCs for the tablet and OTT box market, we provide a primary SoC and a companion chip which integrates audio codecs and a PMU as a bundled set. By providing this bundled set, we are able to provide customers with slim and cost effective products, while maintaining good performance and low power consumption.

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

The following table sets forth major SoCs we have introduced and shipped from 2012 to the first quarter of 2015

Targeted Application	Product No.	Key Features	Month Introduced
Tablet	ATM9009

1.8GHz quad-core 64-bit CPU,  PowerVR G6230 3D graphic, Android OS 5.0 or higher, HEVC 4K x 2K@30fps / H.264 FHD 1080P@60fps video decoder, up to 2560x1600@60fps LCD display with Ultra HD(4K) @30fps external HDMI TV display, Internal ISP up to 13M pixels camera, USB 3.0, and eDP、MHL、MIPI CSI/DSI、HDMI, TrustZoneTM Security system,TFBGA642 packaging, 28nm process technology

January 2015

ATM7059

1.6G quad-core CPU, SGX544 3D graphic, Android OS 5.0 or higher, 1080P@60fps/4k@30fps video decoder, 1080P@60fps video encoder, HDMI1.4, CMOS sensor,60bit ECC, 32 bit DDR up to 533Mhz, BGA496 packaging, 28nm process technology

December 2014

	ATM7029B	1.3GHz quad-core CPU, SGX540 3D GPU up to 550Mhz, Android OS 4.4 or higher, 1080P@60fps video decoder/encoder,BGA359 packaging	December 2013

	ATM7039	1.6G quad-core CPU, SGX544 3D graphic, Android OS 4.4 or higher, 1080P@60fps video decoder/encoder, HDMI1.4, CMOS sensor,60bit ECC, 64 bit DDR up to 533Mhz, BGA544 packaging	October 2013

	ATM7021	1.3G dual-core CPU,SGX540 3D graphic up to 500Mhz, Android OS 4.4 or higher, 1080P@30fps video decoder/encoder, HDMI1.4, CMOS sensor, 60bit ECC, LQFP176EPAD packaging	July 2013

	ATM7013	1.2G CPU+3D graphic, Android OS, 1080P video decoder/encoder, AVOUT/HDMI, CMOS sensor, 60bit ECC, LQFP216 packaging	March 2012

MP4	ATV6003	720P Video Decoder, HDMI, 40bit ECC, LQFP128 packaging	December 2013

	ATJ2273C	720P Video Decoder, CPU / RGB LCD + AV/YPbPr, 60bit ECC NAND Flash supporting, LQFP128 packaging	December 2012

MP3	AK2119C	MP3, WMA, FM Radio, Voice Recording, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm), 8wire-card, 40bit ECC flash	August 2013

	ATJ3310C	MP3, WMA, USB high speed, LQFP48 (7*7mm), 40bit ECC flash	March 2013

	AK2117C	MP3, WMA, FM Radio, Voice Recording, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm), 4wire-card, 40bit ECC flash	March 2013

	ATJ3315C	LQFP64 card, 40bit ECC flash, Li(7*7mm), 4wire	December 2012

	ATJ2127	Full Audio format decode, 60bit ECC NAND Flash support	November 2012

Car Audio Dongle	ATJ3003C	MP3, WMA, FM Transmit I/F, Host, Nand flash, Card, 40Bit ECC, LQFP48 packaging	August 2013

Boom-Box	ATS2511	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 1wire-card, LQFP32 packaging, TTS function , no display	February 2014

	ATS2513	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 1wire-card, LQFP64 packaging, TTS function	February 2014

	ATS2500	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP48 packaging, Karaoke & TTS function	April 2012

	ATS2506	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 4wire-card, LQFP64 packaging, Karaoke & TTS function	January 2012

Bluetooth	ATS2805A	Bluetooth2.1+EDR ( A2DP, HFP, AVRCP ), MP3, WMA, APE, FLAC, WAV, FM reserver I/F, RTC (Real-Time Clock,Alarm), SD/MMC Card reader, Host, NorFlash, QFN56 packaging	August 2013

	ATS2805B	Bluetooth 4.0 Dual mode, MP3, WMA, APE, FLAC, WAV, FM reserver I/F, RTC (Real-Time Clock,Alarm), SD/MMC Card reader, Host, I2S, NorFlash, LQFP64 packaging	June 2014

OTT box	GT9

1.7GHz quad-core 64-bit CPU,  PowerVR G6230 3D graphic, Android OS 5.0 or higher, HEVC 4K x 2K@30fps video decoder, Ultra HD(4K) TV display with internal HDMI 1.4, Internal ISP, USB 3.0, 100M Ethernet , TFBGA642 packaging, 28nm process technology

January 2015

ATM7039S	1.6G quad-core CPU, SGX544 3D graphic, Android OS 4.4 or higher, 1080P@60fps/4k@30fps video decoder, HDMI1.4, CMOS sensor,60bit ECC, 32 bit DDR up to 533Mhz, BGA359 packaging, 28nm process technology	December 2014

ATM7029	1.2GHz quad-core CPU, GC1000 GPU up to 650Mhz, Android OS 4.4, 1080P@60fps video decoder/encoder,BGA359 packaging	March 2014

Solution Development Kits

Our solution development kits, or SDKs, include the embedded firmware code, software tools and documentation necessary to utilize our SoCs in tablets, portable media players and OTT boxes. Our firmware utilizes an embedded structure design with standard interface that allows our customers to pick and choose functionalities and add new device drivers, which in turn lowers the complexity they face in developing their new products and accelerates the time-to-market for their products. Our manufacturing software tools also allow our customers to quickly mass produce their products based on our turnkey process. The principal features of our SDKs include the capability to:

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

Reference Designs

Our total solutions include our SoCs, SDKs and reference designs that include detailed specifications of other required components and references to the providers of those components, which, together, allow those customers to assemble a complete tablet or portable media player or OTT box. Our total solutions enable our customers to minimize the time and effort associated with design, development and production of new products.

Customers and Sales

We sell our products in China and world-wide through distribution arrangements and through our direct sales force to value-added distributors, contract manufacturers and brand owners. Though the substantial majority of our sales are made directly to value-added distributors, we consider all members of the tablet, portable media player and OTT box design and manufacturing chain, including the brand owners and contract manufacturers, to be important customers as they may also be involved in the system design and the selection of the integrated platform provider. Brand owners and contract manufacturers often lack the comprehensive in-house design capabilities required to address the market need for increased functionality and the industry trend towards shorter product life cycles. As a result, they generally depend on value-added distributors and integrated platform providers like us to provide total solutions.

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

In 2013, our top five customers included LXD (HK) Technology, YuCheng (HK) Technology, TCH (HK) Technology, LingXin Tech and XinLianXin Tech, all of which are value-added distributors and collectively accounted for approximately 60% of our revenues. In 2014, our top five customers included GMI Technology, LianLiWei Tech, Tongchuanghui Tech, Xinlian Tech, LingXin Tech.

Our sales to customers in the PRC accounted for approximately 13.0%, 22.5% and 32.0% of our revenues in 2012, 2013 and 2014, respectively. Export sales to our customers in Hong Kong accounted for approximately 87.0%, 77.5% and 68.0% of our revenues in 2012, 2013 and 2014, respectively. We anticipate that all of our revenue will continue to be represented by sales to customers in Hong Kong and the PRC.

Marketing

Our marketing group focuses its efforts on product strategy, new product introduction, demand assessment and competitive analysis. Our marketing group works closely with our value-added distributors and contract manufacturer customers to better align our product development efforts with the requirements of the brand owners. In addition, through in-person visits and participation at international expositions and trade shows like Hong Kong Electronic Show, Computex and CES, our marketing group interacts frequently with owners of brands ranging from first-tier international brands to local white box brands in China, Taiwan, US, Europe and Southern Asia. We also hold product introduction seminars with our value-added distributor, contract manufacturer and brand owner customers whenever we have a major breakthrough in product development. Our marketing group monitors our sales and the inventory levels of our customers to allocate our shipments. In addition, our marketing group collaborates with our customers in product development strategies and strategic marketing. We have been able to leverage our position at the beginning of the portable media player, tablet and OTT box design and manufacturing value chain to organize group purchases and negotiate volume discounts for our downstream customers who require other portable media player or tablet or OTT box components, such as flash memory, LCD or OLED displays, touch panels, WiFi/3G modules to build their end-products. Our marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our research and development department as well as with our brand owner customers.

As of December 31, 2014, we had a total of 33 direct sales and marketing employees, most of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players, tablets and OTT boxes to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China, allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2014, our technology service center employed 373 field application engineers, 262 of whom were located in Zhuhai, 62 of whom were located in Shanghai, and 49 of whom were located in Shenzhen. We plan to increase the number of our application engineers as we continue to grow our business.

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

Manufacturing

Our SoCs are manufactured by third-party foundries that process silicon wafers and produce the SoCs. Presently, He Jian, UMC and TSMC manufacture almost all of our semiconductors in mass production stage. We also maintain relationships with other contract foundries to help ensure we have alternative manufacturing capabilities in various processing technologies.

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

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first-hand knowledge of the manufacturing process. We conducted approximately 97%, 84% and 83% of the testing of our silicon wafers internally in 2012, 2013 and 2014, respectively, and approximately 70%, 76% and 86% of the testing of our final SoC products internally in 2012, 2013 and 2014, respectively. We will closely evaluate our in-house testing capacity to ensure the most cost-effective combination between on-site and out-sourced testing.

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

Intellectual Property

As of December 31, 2014, we held 153 issued patents and had 96 pending patent applications in the PRC, 11 issued patents and 9 pending patent applications in the United States, and 4 issued patent and 13 pending patent applications in the European Union. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. In addition, we have 8 layout design applications and own 20 registered layout designs, 4 registered works of fine art copyright and 31 registered computer software copyrights in the PRC.

We held 54 registered trademarks and 15 pending trademark applications in the PRC as of December 31, 2014. In addition, we also held 7 registered trademarks in Hong Kong, 4 in Taiwan, 3 in the United States, 4 in the European Union, 3 in Australia, 3 in Russia, 2 in Brazil, 3 in Korea, 3 in Singapore, 2 in Japan, 3 in Canada and 1 in India and 4 pending trademark applications in India and 2 in Brazil, 1 in United States, 1 in the European Union, 1 in Malaysia, 1 in Indonesia, 1 in Taiwan, 1 in Thailand, 1 in Canada, 1 in Argentina and 7 in Hong Kong as of December 31, 2014. Our trademarks include Actions, Actions Semiconductor, and the Actions Semiconductor logo. These trademarks remain valid while we continue to use and renew them.

We have established an intellectual property rights, or IPR, department which serves our entire organization and undertakes patent application, trademark registration, integrated circuit layout design registration, software copyright registration, and related legal affairs. As of December 31, 2014, we had 6 in-house intellectual property legal counsels and engineers who worked closely with all departments including marketing, research and development and had extensive connections with external law firms and intellectual property offices.

Competition

The market for SoCs for portable media players, tablets and OTT boxes is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, AllWinner, Amlogic, Anyka, BestRely, Buildwin/Appotek, RDA, Freescale, Infotmic, Intel, JieLI, MediaTek, MVSilicon, Rockchip, CSR, ISSC and WonderMedia. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally that are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different from the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As tablets, portable media players and OTT boxes become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as embedding portable media player functionality of audio and video into mobile phones, global positioning systems (GPS), mobile digital TVs, digital photo frames, gaming devices, automotive stereos, boom boxes, MPEG readers, eyewear, watches, Bluetooth earphones, gifts, toys and other fashion items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

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

On December 3, 2013, MIIT, the NDRC, Ministry of Finance and SAT jointly issued a new measure on the IC design certification, or the New IC Design Certification Measure, which came into effect on January 1, 2014 and abolished the Old IC Design Certification Measures on the same day. The New IC Design Certification Measures included, among other things, changes to the requirement for the recognition of IC design enterprise. Actions Semiconductor (Zhuhai) has been certified as an integrated circuit design enterprise from 2005 to 2014, and is subject to annual inspection.

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

In June 2014, China’s State Council publicly issued the Outline for the Development of Integrated Circuit Industry, or the IC Development Outline, reflecting its decision to focus on the development of the integrated circuit design industry. Further, the IC Development Outline sets forth several measures, including the establishment of a National Development of Integrated Circuit Industry Leader Group to better coordinate resources and top-level design, and also a National Industrial Investment Fund to support the development.

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

Registered trademarks are protected under the Trademark Law amended by the Standing Committee of National People’s Congress, or the SCNPC, on August 30, 2013 and effective as of May 1, 2014. A trademark registration is valid for ten years, and such ten-year period can be renewed. The Chinese trademark law adopts a first-to-file policy, exception only allows to well-known trademark.

Registered patents are protected under the Patent Law amended by SCNPC on December 27, 2008 and effective as of October 1, 2009. Under the Patent Law, patents are divided into three categories: specifically invention patent, utility model patent and design patent, which can be applied for protection with the SIPO. The protection period for invention patent is 20 years, and the protection period for utility model patent and design patent is 10 years. Unlike trademark registration, patent rights could not be renewed.

The SCNPC amended the Copyright Law on February 26, 2010, which amendment went effective as of April 1, 2010, pursuant to which certain engineering and product designs and software are eligible for copyright protection. In addition, copyrights for computer software are specifically protected under the Protection Regulations for Computer Software issued by the State Council on December 20, 2001 and amended on January 30, 2013. An author of work will own the copyright of his work once it is completed, regardless of whether it is registered. However, the China Copyright Protection Center does provide an option to copyright owners for voluntary registration of copyright ownership of their work and/or computer software. The term of a copyright is the author’s life plus fifty years. Where a work is created jointly, such term shall be fifty years after the death of the last surviving author.

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

Regulations on Labor

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008 and which was amended on December 28, 2012 with effectiveness from July 1, 2013. The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. The regulations include specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination, labor dispatch and collective bargaining. According to the Labor Contract Law, at the request of an employee, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee continues to work for the employer consecutively over 10 years, under which circumstances the employee can still be terminated for a cause permitted by law. The employer has to compensate the employee upon the expiration of a fixed-term labor contract that is not renewed, unless the non-renewal is due to the employee’s refusal to renew such contract on terms the same as or better than those contained in the expired contract. All the terminations initiated by the employer before the expiration of a labor contract shall be conducted with a cause permitted by law and follow legally required procedures. If the employer terminates a labor contract without a cause permitted by law or the legally required procedures are not properly followed, the employee has the right to file a case against the employer and claim either the restatement of the employment relationship or double severance payment as compensation. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. On November 30, 2011, the PRC Ministry of Human Resources and Social Security issued the Rules on Labor Dispute and Mediation of Enterprises, which became effective on January 1, 2012. These rules encourage large and medium-size enterprises to establish a mediation committee to deal with the employer-employee disputes. We are considered a large-size enterprise under these rules, and presently we have not established such a mediation committee.

Seasonality

For a discussion of the seasonal factors affecting our business, see “Item 5. Operating and Financial Review and Prospects – D. Trend Information – Seasonality of the demand for our products.”

C.	Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of March 31, 2015.

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

Our other principal locations, their purposes and the expiration dates for leases on facilities at those locations are shown in the table below:

Location	Purpose	Approximate square feet	Lease expiration
Hong Kong	Export trade office and warehouse	2,061	March 2017

Shenzhen, PRC	Sales office and technology service center	13,546	May 2015

Shanghai, PRC	Research and development and management service center	12,036	March 2016

Taipei	Research and development	2,976	July 2015

On March 19, 2010, Actions Technology (Shanghai) won the bid to purchase from the local government the land use right for 50 years of a parcel of land of approximately 11,000 square meters in size located in Zhangjiang Hi-Tech Park, Pudong District, Shanghai, for a purchase price of RMB 61.2 million and entered into a land transfer contract with the Pudong District government after paying the full bidding price on July 23, 2010. After Actions Cayman transferred Actions Enterprise (HK), the holding company of Actions Technology (Shanghai), to Nann Capital and invested in 40% of Nann Capital, Actions Technology (Shanghai) has become one of our indirect equity method investments. Actions Technology (Shanghai) plans to construct a research and development center, or R&D Center, on this parcel of land and expects to fund the bulk of the construction with capital injection from its shareholders, including us. In May 2012, Actions Technology (Shanghai) obtained the approval for the construction plan and commenced construction work. The total cost of the R&D Center is estimated to be approximately RMB 378 million and, as of December 31, 2014, expenditures for the construction totaled approximately RMB 270 million. The construction of the R&D Center is expected to be completed in March 2016.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players, tablets and OTT boxes. We provide integrated platform solutions to portable media player, tablet and OTT box manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products. We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market position through investing in technology leadership, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues primarily from sales of SoCs for portable media players, tablets and OTT boxes. We generally sell our SoCs together with solution development kits, or SDKs, or together with SDKs and reference designs, which we sometimes refer to as our total solutions.

We have also generated limited revenues from providing semiconductor product testing services to our investee companies, such as Actions Beijing and Hi-Trend Technology (Shanghai), or Hi-Trend, which is an investee we have accounted for using the cost method, at times when we had excess capacity in our semiconductor testing operations.

Revenues from our SoCs for portable media players, tablets and OTT boxes are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players and tablets mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2012, 2013 and 2014, sales of SoCs for portable media players, tablets and OTT boxes accounted for approximately 99.7%, 99.8% and 99.8% of our total revenues, respectively.

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

In general, our per unit costs, including wafer cost and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders and experienced economies of scale. From 2007 to 2012, our per unit costs declined further due to design improvements, wafer processing technology migration, and a decrease in wafer prices. Then, as SoCs for tablets account for a higher proportion of our products, our per unit costs increased in 2013 and 2014.

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

Gross Profit

As the industry in which we compete is characterized by intense competition, integrated platform providers, including our company, must continuously invest in research and development to update and improve product features and functions. As a result, selling prices for products with less advanced features and functions generally decline over time as newer products are introduced. This aspect of the portable media player, tablet and OTT boxes markets means that in order to maintain our competitiveness and overall gross profit margin, we are required to continue to develop and offer products with improved features and additional functionality. We expect that our overall gross profit, as a percentage of revenues, may fluctuate from period to period as a result of shifts in product mix, changes in demand by consumers, changes in our pricing policies and those of our competitors, and new product introductions by us and our competitors.

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

Research and development expenses comprised 70.7%, 70.6% and 70.0% of our operating expenses in 2012, 2013 and 2014, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and as the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, share-based compensation, employee benefits, and related expenses for information technology, human resources, finance, legal, other administration functions, and senior management. General and administrative expenses comprised 25.5%, 23.8% and 23.2% of our operating expenses in 2012, 2013 and 2014, respectively. We have managed since 2008, and expect to continue in the future, to control our general and administrative expenses in a cost effective manner, which includes a pay cut on executives and high-level management personnel and a hiring freeze of non-engineering employees we instituted in January 2009 that currently remain in effect. In addition, we have continued to improve our working processes and efficiency to lower general and administrative expenses. Our general and administrative expenses may increase in the future to further expand our business and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company.

Selling and marketing expenses: Our selling and marketing expenses consist primarily of salaries, share-based compensation, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Selling and marketing expenses comprised 3.8%, 5.6% and 4.9% of our operating expenses in 2012, 2013 and 2014, respectively. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our selling and marketing expenses to increase in the future.

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

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, Actions Semiconductor Mauritius’ and Artek Microelectronics (HK)’s income are subject to taxation in Mauritius and Hong Kong, respectively; however, up to and as of December 31, 2014, both entities have not had any taxable profits. Shanghai Actions, Actions Microelectronics (HK), Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation. Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

Effective January 1, 2008, the EIT Law in China was implemented. Under the law:

1.	all resident enterprises, domestic or foreign, are subject to the unified EIT rate of 25%.

2.	companies that are categorized as High Technology Enterprises are entitled to a reduced tax rate of 15%.

3.	Starting from January 1, 2008, enterprises that enjoyed a preferential tax rate had a five-year phase-in period after which they all became subject to the unified EIT rate of 25%. Enterprises with a then current preferential tax rate of 15%, would be subject to tax rates of 18%, 20%, 22%, 24% and 25% for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 respectively.

The new law allows the preferential tax treatment to be continued to be enjoyed by companies up until the year when such preferential tax treatment expires. For those companies whose tax holiday had not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law, i.e., 2008.

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

Artek Microelectronics (Shenzhen)

Artek Microelectronics (Shenzhen) was established in the Shenzhen Special Economic Zone, or Shenzhen Economic Zone, of China as a foreign-invested enterprise that principally conducts its business operations in the Shenzhen Economic Zone. Therefore, it was subject to a reduced EIT rate of 15% and was exempted from the EIT in the years ended December 31, 2007 and 2008, which were the first and second years Artek Microelectronics (Shenzhen) had profits after offsetting its prior years' tax losses. From 2009 to 2011, during which the EIT rate had initially been changed to the unified transitional rates of 20%, 22% and 24%, respectively, Artek Microelectronics (Shenzhen)was in addition entitled to a 50% tax rate reduction pursuant to the same preferential tax treatment, as in the case of Actions Semiconductor (Zhuhai), as a result of which the effective income tax rate became 10%, 11% and 12% for the years ended December 31, 2009, 2010 and 2011, respectively. Artek Microelectronics (Shenzhen) was no longer entitled to a 50% reduction to the EIT rate in 2012 but it successfully obtained a certificate of "High Technology Enterprise" in 2012, resulting in an income tax rate of 15% being applied for the years ended December 31, 2013, December 31, 2014 and December 31, 2015.

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

We have subsidiaries that are tax residents in the PRC so we will be subject to the PRC dividend withholding tax of 10% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. Our tax provision includes $919 of income tax expense for the 10% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within our PRC subsidiaries as of December 31, 2014.

Actions Technology (HK), Artek Microelectronics (HK) and Actions Microelectronics Co., Ltd were subject to Hong Kong Profits Tax at a rate of 16.5% for the years ended December 31, 2012, 2013 and 2014, respectively.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) write-downs for obsolete inventory; (c) share-based compensation expense; (d) valuation allowance against deferred tax assets; (e) impairment of long-lived assets; (f) impairment of investments; and (g) dividend withholding tax treatment for PRC subsidiaries’ undistributed profit. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

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

On April 1, 2013, we granted certain performance-based share awards the underlying ADSs of which will vest in accordance with performance milestones. We recognize share-based compensation expense associated with such options after an evaluation on the likelihood of achieving the performance milestones. No share-based compensation was accrued as the probability that these performance conditions will be achieved was remote as at December 31, 2014.

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

Impairment of Long-lived Assets (Property, plant and equipment and acquired intangible assets). The valuation of long-lived assets is tested whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. An impairment assessment has been made on the comparison of the estimated undiscounted future cash flows generated by long-lived assets and their current carrying amounts. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss by which the carrying value of the assets exceeds their recoverable amount. The recoverable amount is based on the fair value of the assets. In 2014, US$0.8 million impairment of intangible assets was recognized. If the future economic situation deteriorates and actual cash flows generated from long-lived assets are less than the projected cash flows, impairment loss would be recognized and would adversely impact our future operating results.

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

In 2013, we recorded other-than-temporary impairment losses related to one unlisted equity securities issued by a private entity. Our management has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $681,000 have been recognized and the investment in this unlisted equity securities was written down to approximately $819,000 as of December 31, 2013. No impairment of Investments was recorded for the year ended December 31, 2014.

Dividend withholding tax treatment for PRC subsidiaries' undistributed profit. The subsidiaries located at PRC have discretion to decide whether the undistributed profit should be declared as dividend to the holding company. Tax would be withheld on the undistributed profit that is yet to be declared as a temporary difference unless the local tax law provides a means by which the investment in domestic subsidiary could be recovered tax free.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 2.6% in 2012, 2.6% in 2013 and 2.0% in 2014.

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

Recently Issued Accounting Pronouncements (Adopted)

In March 2013, the Financial Accounting Standards Board ("FASB") issued an authoritative pronouncement related to a parent company’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

In July 2013, the FASB issued an Accounting Standard Update ("ASU") which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

Recent Accounting Pronouncements (Not Yet Adopted)

In April 2014, the FASB issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is currently evaluating the effect that adopting this guidance will have on its financial position, results of operations or cash flows and has not yet determined the transition method it will use.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group is currently evaluating the effect that adopting this guidance will have on its financial position, results of operations or cash flows and has not yet determined whether ASU will be early adopted.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2012		%	2013		%	2014		%
	(thousands)			(thousands)			(thousands)
Revenues:
System-on-a-chip products	US$	54,150	99.7%	US$	69,256	99.8%	US$	50,143	99.8%
Semiconductor product testing services		179	0.3%		135	0.2%		117	0.2%
Total revenues		54,329	100.0%		69,391	100.0%		50,260	100.0%
Cost of revenues:
System-on-a-chip products		(35,007)	-64.4%		(47,907)	-69.0%		(46,148)	-91.8%
Semiconductor product testing services		(100)	-0.2%		(58)	-0.1%		(46)	-0.1%
Total cost of revenues		(35,107)	-64.6%		(47,965)	-69.1%		(46,194)	-91.9%
Gross profit		19,222	35.4%		21,426	30.9%		4,066	8.1%
Other operating income		896	1.6%		2,170	3.1%		890	1.8%
Operating expenses:
Research and development		(23,739)	-43.7%		(25,994)	-37.5%		(31,124)	-61.9%
General and administrative		(8,573)	-15.8%		(8,764)	-12.6%		(10,330)	-20.6%
Selling and marketing		(1,281)	-2.4%		(2,057)	-3.0%		(2,175)	-4.3%
Impairment on intangible assets		—	—		—	—		(820)	-1.6%
Total operating expenses		(33,593)	-61.8%		(36,815)	-53.1%		(44,449)	-88.4%
Loss from operations		(13,475)	-24.8%		(13,219)	-19.1%		(39,493)	-78.6%
Other income (expense)		1,547	2.8%		2,336	3.4%		(2,736)	-5.4%
Dividend income from an other investment		—	—		493	0.7%		423	0.8%
Fair value change in trading securities		2	0.0%		—	—		—	—
Interest income		13,240	24.4%		12,358	17.8%		9,611	19.1%
Interest expense		(250)	-0.5%		(498)	-0.7%		(530)	-1.1%
Other-than-temporary impairment loss on investments		(2,543)	-4.7%		(681)	-1.0%		—	—
(Loss) income before income taxes, equity in net income (loss) of equity method investees and non-controlling interest		(1,479)	-2.7%		789	1.1%		(32,725)	-65.1%
Income tax (expense) credit		(772)	-1.4%		(403)	-0.6%		1,796	3.6%
Equity in net income (loss) of equity method investees		41	0.1%		(264)	-0.4%		566	1.1%
Net (loss) income		(2,210)	-4.1%		122	0.2%		(30,363)	-60.4%
Add: Net loss attributable to non-controlling interest		8	0.0%		2	0.0%		2	0.0%
Net (loss) income attributable to Actions Semiconductor Co., Ltd. shareholders	US$	(2,202)	-4.1%	US$	124	0.2%		(30,361)	-60.4%

Year ended December 31, 2014 and 2013

Revenues.

Revenues decreased by US$19.1 million, or 27.6%, from US$69.4 million in 2013 to US$50.3 million in 2014. The decrease was primarily due to an approximately 25% decrease in the average selling price compared to 2013, as well as a decline of approximately 6% in units shipped of our SoCs for portable media players in 2014 compared to 2013. The decrease in the average selling price was primarily due to the change of product mix, revenues from sales of SoCs for tablets shrink around one-tenth in total sales in year 2014 compared to 2013. The decrease in units shipped was mainly due to the drop in market demand for consumer electronics and media player products and, to a lesser extent, limited production capacity at our third-party foundries, which limited the revenue generated from our PMP business over the last two quarters of 2014.

Revenues from sales of SoCs for tablets, our new products that were launched in 2012, contributed 28% of our total revenue in 2014 compared to 42% in 2013.

Revenues from sales of OTT boxes, our new products that were launched in 2014, contributed less than 5% of our total revenue in 2014.

Revenues from providing semiconductor products testing services comprised 0.2% of our total revenue in both 2013 and 2014.

Cost of Revenues. Cost of revenues decreased by US$1.8 million, or 3.7%, from US$48.0 million in 2013 to US$46.2 million in 2014, primarily due to the decrease in sales volume.

Gross Profit. Gross profit decreased by US$17.4 million, or 81.0%, from US$21.4 million in 2013 to US$4.1 million in 2014. Our gross margin was 8.1% in 2014, compared to 30.9% in 2013. The decrease in gross profit was due to lower sales of SoCs for tablets, the impact of which was compounded by the decline in the average selling price of these SoCs, as well as inventory write-downs of certain lower margin, slower moving inventory. The decrease in gross margin was due to the decrease of unit price of SoCs for tablets and the negative margin of our new products for OTT boxes.

Other Operating Income. Other operating income including subsidies from PRC government authorities, royalty income, and intellectual property transfer income decreased by US$1.3 million, or 59.0%, from US$2.2 million in 2013 to US$0.9 million in 2014.

Operating Expenses. Total operating expenses increased by US$7.6 million, or 20.7%, from US$36.8 million in 2013 to US$44.4 million in 2014.

•          Research and development. Research and development expenses increased by US$5.1 million, or 19.7%, from US$26.0 million in 2013 to US$31.1 million in 2014 due primarily to an increase of US$2.3 million in salary, bonus and social insurance contribution for research and development personnel due to headcount and salary increases, an increase of US$1.3 million in mask expense and an increase of US$1.4 million in the amortization of intangible assets.

•          General and administrative expenses. General and administrative expenses increased by US$1.6 million, or 17.9%, from US$8.8 million in 2013 to US$10.3 million in 2014 due primarily to an increase of US$0.9 million in consulting expenses and an increase of US$0.6 million in bad debt provision.

•          Selling and marketing expenses. Selling and marketing expenses increased by US$0.1 million, or 5.7%, from US$2.1 million in 2013 to US$2.2 million in 2014 due primarily to an increase of US$0.2 million in salary which was partially offset by US$0.1 million decrease in advertisement expense.

Impairment on intangible assets. On December 31, 2014, we recorded an impairment charge of US$0.8 million for those intangible assets which have no recoverable amounts.

Loss from Operations. As a result of the foregoing, our loss from operations increased by US$26.3 million, or 198.8%, from a loss of US$13.2 million in 2013 to a loss of US$39.5 million in 2014.

Interest Income. The amount of our cash, cash equivalents, time deposit and restricted deposits increased to US$129.8 million as of December 31, 2014, compared to US$80.8 million as of December 31, 2013. Our investment in marketable securities has decreased to US$38.4 million as of December 31, 2014 compared to US$143.7 million as of December 31, 2013. In order to minimize the increasing market risk, we invested in safer financial products and forwent part of our interest income that would otherwise be available. As a result, our interest income decreased by US$2.7 million, or 22.2%, from US$12.4 million in 2013 to US$9.6 million in 2014.

OtherIncome (Expense). Other expense from operations was US$2.7 million in 2014 compared to other income from operations of US$2.3 million in 2013 due primarily to foreign exchange loss as a result of the 2.4% depreciation of the RMB against the US dollar in 2014 compared to the 2.9% appreciation of the RMB against the US dollar in 2013.

Income Tax (Expense) Credit. Our subsidiaries incorporated in the PRC are subject to EIT in the PRC. Our income tax benefit was $1.8 million in 2014 compared to income tax expense of US$0.4 million in 2013.

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

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2012		2013		2014
	(thousands)
Net cash used in operating activities	US$	(3,296)	US$	(7,560)	(19,140)

Net cash provided (used in) by investing activities		33,791		(26,178)	61,721
Net cash provided by (used in) financing activities		6,936		13,902	(16,628)
Net increase (decrease) in cash and cash equivalents		37,431		(19,836)	25,953
Cash and cash equivalents, beginning of year		33,207		71,336	53,263
Effect of exchange rate changes on cash		698		1,763	(1,039)
Cash and cash equivalents, end of year	US$	71,336	US$	53,263	78,177

On December 31, 2014, we had US$168.2 million of cash, cash equivalents, time deposit, restricted deposits and current marketable securities. In general, our primary uses of cash were for operating and investing activities, such as the purchase of inventory and purchase of property, plant and equipment and intangible assets. Our largest source of cash was cash collections from our customers. We have been able to meet our cash needs principally by using cash on hand, a portion of which was generated from our initial public offering in November 2005 and a portion of which was generated by cash from operations. Although we believe that cash generated from operations will be sufficient to fund our expected cash requirements, including our ADS repurchase program and planned capital expenditure for at least the next 12 months, any worldwide financial market disruption could have a negative impact on our available resources in the future. Excluding our commitments under our ongoing share repurchase program, our minimum projected obligations for fiscal year 2015 and beyond are set forth below under “contractual obligations.”

Operating Activities

In 2014, net cash used in operating activities amounted to US$19.1 million while we had a net loss during this period of US$30.4 million. We recorded a net decrease in accounts receivable of US$2.3 million, write down of inventories of US$6.2 million, amortization of acquired intangible assets of US$5.0 million, depreciation of property, plant and equipment of US$1.9 million and deferred tax of US$3.6 million.

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

Investing Activities

In 2014, our net cash provided by investing activities was US$61.7 million. We recorded a net decrease of marketable securities of US$105.0 million, investment in an equity method investee of US$9.0 million, and purchase of intangible assets of US$8.0 million, purchase of property, plant, and equipment of US$1.2 million, deposit paid for acquisition of intangible assets of US$0.5 million and an increase in restricted deposits of US$25.0 million.

In 2013, our net cash used in investing activities was US$26.2 million. We recorded a net increase of marketable securities of US$0.4 million, investment in an equity method investee of US$3.7 million, and purchase of intangible assets of US$4.1 million, purchase of property, plant, and equipment of US$0.7 million, deposit paid for acquisition of intangible assets of US$0.2 million and an increase in restricted deposits of US$16.8 million.

In 2012, net cash provided by investing activities was US$33.8 million. We recorded a net decrease of marketable securities of US$46.6 million, investment in cost method investee of US$1.5 million, and purchase of intangible assets of US$1.1 million, purchase of property, plant, and equipment of US$0.2 million, and an increase in restricted deposits of US$10.0 million.

The purchases of additional marketable securities in 2012, 2013 and 2014 mainly included money market deposits and trust financial products issued by PRC commercial banks and financial institutions with maturities between three and twelve months. The money market deposits are foreign currency deposits which have market-based interest rates with principal that is protected. The trust financial products are investments in individual funds or in pools of funds held by financial institutions, which in turn use the funds to invest in debt instruments. The underlying debt securities have favorable fixed interest rates and maturities between three to twenty-four months when purchased. Such marketable securities are classified as held to maturity because we have the intention and the ability to hold the securities to maturity. The percentage of our assets held as money market deposits and trust financial products was 44.1%, 42.8% and 13.5% in 2012, 2013 and 2014, respectively. Because we have sufficient cash on hand to meet the demands from our day-to-day operations, we chose to hold a portion of our cash assets in the form of money market deposits and trust financial products to ensure the security and appreciation of our cash assets. Such investments are low risk capital preservation investments that are liquid and are issued and managed by well-regarded state-owned banks or independent financial institutions with high credit ratings in the PRC. The fair value of the investments may fluctuate depending on the applicable interest rate, which is determined primarily by the monetary policies adopted by the Chinese government. In the past, the Chinese government has closely supervised its state-owned banks and financial institutions and minimized delinquencies in their credit portfolios. We did not have any material exposure to the changes in the fair value of our investment portfolio as a result of changes in interest rates in 2012, 2013 and 2014. Future changes in Chinese monetary policy may affect the value of our investments and could have a material impact on our financial condition. However, due to the nature of these investments and relatively short maturity periods of three to twenty-four months from the time of purchase, we believe that we will remain free of any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

Financing Activities

Net cash used in financing activities was US$16.6 million in 2014, primarily consisting of a short-term bank loan of US$9.5 million obtained from HSBC Taiwan Branch and EFG BANK AG Hong Kong Branch, advance subsidies of US$0.2 million from local authorities of Zhuhai, the PRC, proceeds of US$2.5 million from exercises of stock options, and ADS and ordinary shares repurchases in the aggregate amount of US$28.9 million, of which US$3.9 million was under our repurchase program, US$ 25.0 million was under a tender offer launched in August 2014.

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

Capital Expenditures

We made capital expenditures of US$2.8 million, US$8.5 million and US$18.2 million in 2012, 2013 and 2014, respectively. Our capital expenditures in 2014 consisted principally of US$1.2 million for the purchase of property, plant and equipment, US$8.0 million for the acquisition of intangible assets and US$9.0 million for investment in a cost method investee.

After moving into our new corporate headquarters in Zhuhai in response to our anticipated growth, we may also establish additional offices in other cities in China, such as Shanghai, to better serve our existing and future customers or establish larger research and development facilities in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We continuously evaluate our need to expand our internal testing capacity to fulfill market demands and long-term investments strategies in companies or technologies consistent with our business objectives. Based on the existing plans, we expect to make no additional capital expenditures in 2015 in connection with such efforts. We will fulfill these additional capital expenditures with our existing RMB cash or will obtain US dollar loan(s), which will allow for lower interest rates, for expenditures in China.

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

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. For example, our principal subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of their after-tax profits each year as a statutory reserve fund and to provide for a staff and workers’ bonus fund at the discretion of their boards of directors. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. In addition to those reserves, our PRC subsidiaries are also not permitted to distribute their registered capital as dividends. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen), and Shanghai Mavrix are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$124.1 million, or 44.5%, and US$134.6 million, or 47.6% of our total consolidated net assets, which included approximately US$13.7 million, or 4.9%, and US$14.3 million, or 5.1% and of our total consolidated net assets associated with the statutory reserves as of December 31, 2012 and 2013, respectively.

As of December 31, 2014, the restricted net assets associated with the statutory reserves of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) totaled approximately US$14.3 million, or 6.4% of our total consolidated net assets. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries is also restricted in that it cannot be used to pay dividends. As of December 31, 2014, the total amount of the registered capital and reserves of the Company’s PRC subsidiaries reached US$166.9 million, or 75.2% of our total consolidated net assets.

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

We have historically had minimal taxable income in jurisdictions other than China.

Reconciliation between the benefits for EIT computed by applying the EIT rate to profit before income taxes is as follows:

	Year ended December 31,
	2012	2013		2014
PRC tax rate	25%	25%		25

Tax (credit) provision at PRC enterprise income tax rate	$(370)	$197		$(8,181)
Expenses not deductible for tax purposes	1,224	403		3,701
Share-based compensation not deductible for tax purposes	366	123		11
Income not taxable for tax purposes	(599)	(1,005		(5,146
Net change in valuation allowance	1,623	1,682		4,299
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(911)	(930		3,857
Effect of the different income tax rates in other jurisdictions	21	204		301
Effect of withholding tax on undistributed earnings	349	400		(2,670)
Withholding tax levied on distributed earnings	-		-	1,908
Effect of withholding tax on American Depository Shares ("ADS") reimbursement income	150	-		-
Utilization of tax loss previously not recognized	(979)	(685		-
Overprovision in prior year	(81)	(78		(90)
Others	(21)	92		214
Income tax expense	$772	$403		$(1,796)

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investments in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2014, we had 478 research and development engineers, who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

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

Our research and development efforts during 2012, 2013 and 2014 focused principally on: (i) the development of tablets and OTT boxes solutions and applications including ATM7029, ATM7021, ATM7039, ATM 7029B, ATM7059/ATM7039s and ATM9009/GT9, as well as Bluetooth audio and music solutions and applications incluing ATS2805A and ATS2805B, (ii) the improvement of traditional portable media player and boombox solutions including ATJ331X/AK211X/ATJ212X series, ATJ225X/ATJ227X series and ATS25XX/ATS26XX series. In addition to these efforts, we are also currently focusing on gaining know-how and intellectual property in the areas of the most advanced CPU and Graphic technology. The continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure. Also, we will continue to focus on developing the low power consumption technology while the technologies to enhance the quality of sound, image and video high definition multi-format video, 3D video decoder and encoder, and 3D graphics are other key technologies on which we expect to focus in 2015.

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

Licenses

Our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patents or copyrights held by third parties. We have entered into various licensing agreements with major technology companies, including MIPS Technologies International Ltd., Microsoft Corporation, ARM Limited, Imagination Technologies Limited, Lineo Solutions, Inc., CEVA Ireland Limited, Arteris, Inc., and Real Networks Inc. We integrate third-party software or other licensed technology into almost all of our products.

D.	Trend Information

Demand for portable media players, tablets and OTT boxes. As mentioned earlier, the portable media player market experienced rapid growth from 2004 to 2008, but has witnessed demand decrease since the economic crisis at the end of 2008. Though we have continued to derive steady revenue and profit from this market in recent annual periods, including in 2014, we do not expect another period of rapid growth in this mature market in the future mostly because of consumers’ migration to alternative devices such as tablets. Starting in the third quarter of 2014, due to limited capacity of 8-inch wafers at our foundries, there has been a shortage in wafer supply of PMP products that limited the revenue of our PMP business. While we anticipate slower sales of certain traditional PMP products, we expect a strong trend of market growth in the wireless connectivity enabled multimedia market, such as products enabled with Bluetooth and Wifi.

The tablet market entered into a rapid growth period starting in 2012, especially for the low-end and low-cost tablets, which are also widely known as “white box” tablets, manufactured in China. Due to the marketing and promotional efforts of international companies such as Apple and Samsung, consumers are quickly becoming aware of the benefits of tablets. At the same time, the rapid maturation of the software applications market for smartphones and tablets provides end users with more incentives to purchase tablets. However, the high price point of certain tablets, such as Apple’s iPad and Samsung’s Galaxy series, does not appeal to all consumers, and determining the optimal price point is a key factor in this rapidly expanding market. The consumer electronics industry in Southern China, which historically has focused heavily on production of MP3 and portable media players, already has the infrastructure and resources in place to support the production of tablets that are more affordable than many existing products currently being offered in the market. In 2014, smart phones with large screens posed pressure on the overall tablet market and resulted in relatively flat growth in demand for tablets in 2014. In addition, within the tablet market, demand in the WiFi only tablet market, which was our primary area of focus, was under pressure from the cellular tablet market. Above all, 2014 was marked by intense competition from global players rapidly taking tablet market share, resulting in rapidly decreasing average selling prices. In 2014, China’s OTT market was still in a very early stage, and policy changes and restrictions imposed by the PRC government impacted the upside, resulting in slower than expected growth in OTT box market.

According to a research conducted in January 2015 by Digitimes, a daily publication covering the semiconductor, electronics and computer industries, the worldwide tablet shipping numbers for 2013 and 2014 was 248.6 million units and 251.7 million units, respectively, which represented a growth rate of 1.2% for the tablet market in 2014. If we break down the shipping numbers into Apple, non-Apple and white box segments, the white box segment growing from 92 million units in 2013 to 94.4 million units in 2014, which represented a growth rate of 2.6%. Digitimes forecast global tablet shipments at 221.4 million units in 2015.

We foresaw this trend in the end of 2010, and significantly increased our investment in tablet SoCs since 2011. As a result, we were able to launch the single core tablet SoC ATM701x in the first half of 2012, and the multi-core tablet SoC ATM7029 (OWL Series) toward the end of 2012. In view of the trend towards multi-core products, we also launched our dual-core tablet SoC ATM7021 (OWL Series) for the entry market and another high-performance quad-core ATM7039 (OWL Series) to penetrate the high end segment in 2013. We launched our first 28nm SoC ATM7059 (OWL Series) for tablets and OTT boxes for the mid-tier market in 2014. In early 2015, we launched our first 64bit SoC to target the high end segment of the tablets (ATM9009) and OTT boxes (GT9) market.

We have entered into the tablet market and are continuing to invest in research, development and marketing in connection with this strategic move. There are no assurances that our endeavor in this market will succeed. Therefore, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Average selling price of our products. The tablet and portable consumer electronics market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce tablets, portable media players and OTT boxes with more functions and enhanced features. As a SoC and integrated platform solutions provider for these brand owners, we usually plan to introduce a new product series every nine to twelve months, and introduce new SoC products within a series with increased functionality, improved cost structure and enhanced features more frequently.

The average selling price of any particular SoC product tends to decline by approximately 15% annually after it reaches maturity in the product life cycle. Since our overall average selling prices depend on our product portfolio, they generally benefit from the introduction of new SoC products, which benefit may partially offset the impact of seasonality. However, we did not benefit from this effect in 2014 due to intense competition from global players rapidly taking tablet market share, which caused an acceleration in the decline of the averages selling prices of SoCs for tablets, which was our primary area of focus. In the first half of 2014, the average selling price of our products decreased by approximately 17% because of the decrease in sales of SoCs for tablets and increased sales of portable media player products. In the second half of 2014, similar product sales mix caused our average selling price to approximate the first half of 2014.

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

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player, tablet and OTT box sales tend to increase significantly in the end of the third quarter and the first half of the fourth quarter to meet the year-end holiday demand. However, this pattern has varied due in part to the following reasons:

•	U.S. and European Economy: In the past few years, the recession in the U.S. and European markets has resulted in lower demand for consumer electronics products and has impacted the shipment amounts prepared for holiday sales. We believe there continues to be weakness in holiday demand in those markets.

•	Chinese New Year: Usually, the Chinese New Year falls within the period from the end of January to the middle of February. The holiday usually causes, for factories in China, production to slow down for at least four weeks, or even causes a complete shutdown of production before and after the Chinese New Year holiday, especially for consumer electronics manufacturers. On the demand side, areas outside of China like Korea or certain countries in Southeast Asia also celebrate Chinese New Year, which leads to an increase in demand during the holiday. Given the effect of the Chinese New Year on both the supply and demand sides, this period has become increasingly critical for the consumer electronics industry. If the Chinese New Year occurs in the middle of February, the shipments in December of the earlier year is usually not particularly strong because the factories still have enough time to produce in January. However, if the Chinese New Year occurs at the end of January, manufacturers will increase the shipment in December before they have to be shut down in the one or two weeks leading to the start of the holiday, and thus increase the sales in the fourth quarter.

•	Growing Popularity: Following the rapid growth in 2012, tablets remained a particularly popular item within the global consumer electronics market in 2013. However, due to the increasing popularity of smartphones with large screens, pressure from cellular tablets and intensified competition from global players, growth in demand in the tablet market has slowed significantly comparing to the prior year.

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

Presently, He Jian, UMC and TSMC manufacture almost all of our mass produced semiconductors. We also maintain relationships with other foundries to help ensure that we have alternative manufacturing capabilities if He Jian, UMC and TSMC fail to achieve satisfactory yields or are unable to meet our requirements. However, there are many purchasers of foundry products and services that are larger than us, and our ability to source adequate foundry services could be affected by significant increases in demand for electronics products.

E.	Off-balance Sheet Arrangements

We did not have any significant outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2014.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2014:

	Payments due by period								More
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		than 5 years
	(thousands)
Operating lease obligations	US$	216	US$	210	US$	6	US$	—	US$	—
Royalty Commitment		—		—		—		—		—
Purchase Obligations		7,748		7,748		—		—		—
Capital Commitment		35		35		—		—		—
Other Liabilities		1,929		1,929		—		—		—
Total contractual obligations	US$	9,928	US$	9,922	US$	6		—		—

G.	Safe Harbor

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

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2014 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Lee, Hsiang-Wei (David)	55	Director, Chairman of the Board
Yeh, Nan-Horng	56	Director
Lin, Yu-Hsin Casper (1)	68	Director
Chen, Chin-Hsin (Fred) (1)	72	Director
Huang , Jun-Tse (Walter) (1)	57	Director
Zhou, Zhenyu	50	Chief Executive Officer
Liu, I-Hung (Nigel)	43	Chief Financial Officer

(1) Member of each of the audit committee, compensation committee and nominations committee.

Lee, Hsiang-Wei (David) has served as our Chairman since October 2007. Previously, Mr. Lee served as our Chief Financial Officer since October 2005. Mr. Lee also currently serves as CEO of Robeco TEDA (Tianjin) Asset Management Co., Ltd, and a director of Pacific Sun Investment Management Co., Ltd. Previously, Mr. Lee was the CEO of ABN AMRO Asset Management (China). From 1995 to 2002 he was the Chairman and CEO of ABN AMRO Asset Management’s Taiwan operations where he managed assets in the amount of US$3.5 billion. Mr. Lee has more than 15 years of experience in corporate finance and investment management. Mr. Lee holds a Master of Business Administration degree from Duke University and a Bachelor of Science degree in biometrics from National Taiwan University.

Yeh, Nan-Horng has served as one of our directors since October 2007. Mr. Yeh also served as our Chief Executive Officer from October 2005 to November 2009 and currently serves as Chairman of the board of Realtek Semiconductor Corp. Previously, Mr. Yeh served as a director and the president of each of Globaltec Management Consulting Corp. and Globaltec Technology Partner I Venture Capital Corp. Mr. Yeh holds a Master in Business Administration degree from Washington University in St. Louis and a Bachelor of Science degree in transportation management from National Chiao Tung University in Taiwan.

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

Chen, Chin-Hsin (Fred) has served as one of our directors since October 2007. Previously, Dr. Chen has served as an endowed Chair Professor in Shanghai Jiao Tong University, Director and Professor of OLED Laboratory of Display Institute, National Chiao Tung University in Taiwan and Director of Centre for Advanced Luminescence Materials (CALM) at Hong Kong Baptist University. Dr. Chen was also a group leader and senior scientist at Display Technology Laboratory of Eastman Kodak Co., in Rochester, New York, USA. He is the co-inventor of the Doped OLED Guest-Host Emitter and has been awarded more than 35 U.S. patents as well as a Fellow in SID (Society for Information Displays) for his contribution in education and display technology.

Huang, Jun-Tse (Walter) has served as our director since April 2009. Mr. Jun Tse Huang serves as the CEO of Colorwind Technology Corporation, a position he has held from 2004 to 2014. From 2001 to 2003, he was a Vice President of the Overseas department at the Guangzhou Risun Information Technology Group. Prior to that, starting in 1999, Mr. Huang served as an Executive Vice President at Global Brand Manufacturing Corporation, a Taiwan Stock Exchange listed company. From 1995 to 1998, he served as an Executive Vice President in Proview Group, a Hong Kong Stock Exchange listed company. And prior to that he was as a Vice President of Purchasing at Elitegroup Computer Systems Co., Ltd, a Taiwan Stock Exchange listed company. Mr. Huang holds a Bachelor degree in Electrical Engineering from Tamkang University in Taiwan.

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

Mr. Li, Shao Chuan (Shawn) was not reelected to our board of directors in 2014.

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

The aggregate amount of salaries and bonuses paid by us to our current directors and executive officers during the year ended December 31, 2014 was approximately US$1 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

We do not, nor do any of our subsidiaries, provide pension, retirement or similar benefits to our executive officers and directors.

Equity Compensation

In 2014, no option or restricted share unit, or RSU, was granted under our 2007 Equity Performance and Incentive Plan, as amended, or the 2007 Plan, to our current directors and executive officers.

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

Our board of directors currently consists of five members. Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominations committee. Mr. Lin, Yu-Hsin Casper, Mr. Chen, Chin-Hsin Fred, and Mr. Huang, Jun-Tse Walter serve as independent board members on our audit committee, nominations committee and compensation committee. There are no family relationships between any of our executive officers and directors.

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

Our board of directors is divided into three classes, with each class being elected, at succeeding annual general meetings of shareholders, for a term of three years. Messrs. Lee and Lin have terms that expire at the 2015 annual general meeting of shareholders. Messrs. Yeh and Chen have terms that expire at the 2016 annual general meeting of shareholders. Mr. Huang has a term that expires at the 2017 annual general meeting of shareholders.

D.	Employees

As of December 31, 2012 and 2013, we had 614 and 621 full-time employees, respectively. As of December 31, 2014, we had 657 full-time employees, including 478 dedicated engineers in the research and development department, 19 field application engineers in customer service department, 33 in sales and marketing, 81 in general and administration and 46 in manufacturing and logistics functions. Of these full-time employees,465 are located in Zhuhai, China, 74 in Shenzhen, China, 96 in Shanghai, China, 6 in Hong Kong, and 16 in Taiwan. We have never had a work stoppage and none of our employees are covered by a collective bargaining agreement. We believe that the relations between the Company and our employees are healthy.

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

The total ADSs available for future grant were 1,236,600 ADSs as of December 31, 2014.

E. Share ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of March 31, 2015, the most recent practicable date

Ordinary Shares Beneficially Owned(1)
Name	Number		Percent(2)
Lee, Hsiang-Wei (David)		*		*
Lin, Yu-Hsin (Casper)		*		*
Chen, Chin-Hsin (Fred)		*		*
Zhou, ZhenYu		*		*
Liu, I-Hung (Nigel)		*		*
All directors and executive officers as a group(3)		*		*

*	Represents less than 1% of our ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally. includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options currently exercisable into ordinary shares and RSUs that will vest within 60 days after March 31, 2015 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares is based on 213,530,033 ordinary shares outstanding as of March 31, 2015.

(3)	There are no ADSs issuable upon exercise of options and RSUs held by our directors and executive officers that are exercisable or will become exercisable within 60 days of March 31, 2015.

As of March 31, 2015, our directors and executive officers held options to purchase an aggregate of 92,000 ADSs, and RSUs representing 552,000 ordinary shares, under our 2007 Plan.

For a description of RSUs granted to our directors and executive officers under the 2007 Plan in 2014, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Equity Compensation.”

For information concerning the details of our 2007 Plan, pursuant to which we issue options, RSUs or other securities to our employees, please see “Item 6.B. Directors, Senior Management and Employees — Compensation” and “Item 6.D. Directors, Senior Management and Employees — Employees.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Based on our Register of Members and the latest filing of 13G, as of March 31, 2015, Accretive Capital Partners, LLC and its managing member totally held 5,443,254 ADSs, approximately 9.3% of our total outstanding ordinary shares, and Meva Group Limited held 17,640,000 ordinary shares, approximately 5.02% of our total outstanding ordinary shares.

As of March 31, 2015, 213,530,033 of our ordinary shares were issued and outstanding. JPMorgan Chase Bank, N.A., our depositary, has advised us that, as of March 31, 2015, 33,909,471 ADSs, representing 203,456,826 underlying ordinary shares, were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To our knowledge, as of March 31, 2015, approximately 39.3% of our total outstanding ordinary shares (excluding 10,848,898 ADSs repurchased by us on the open market that have not yet been transferred or cancelled) were held by over 1,700 record holders in the form of ADSs in the record held by DTC in the United States and the actual number of beneficial owners of our ADS in the United States may be larger.

B. Related Party Transactions

Details of the ownership by our employees of our ordinary shares as of March 31, 2015 are provided in the following table:

Name of BVI Company	Directors	Shares Beneficially Owned
Fairly Consultants Limited (1)	Zhu, Wen Ge	9,420,625	2.68%

(1) Fairly Consultants Limited has twenty shareholders, ten of whom are our employees.

We have been notified by the shareholder named in the table above that its director, who is an employee or otherwise affiliated with us, has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it.

Transactions with GMI Technology

During the year ended December 31, 2012, 2013 and 2014, we sold products to GMI Technology amounting to US$1.8 million, US$4.6 million and US$9.2 million, respectively. The president of GMI Technology is the elder brother of Mr. Yeh, Nan-Horng, one of our directors.

Our Audit Committee has determined that our transactions with GMI were fair and reasonable to us and on terms comparable to those from unrelated third parties.

Transaction with Realtek Semiconductor Corporation

During the year ended December 31, 2014, we purchased products from Realtek Semiconductor Corporation ("Realtek") amounting to US$0.8 million.   Realtek's president is Mr. Yeh, Nan-Horng, one of our directors.

 Our Audit Committee has determined that our transactions with Realtek were fair and reasonable to us and on terms comparable to those from unrelated third parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant changes have occurred since the date of our annual financial statements.

Legal Proceedings

As of December 31, 2014, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

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

Our dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed or out of our share premium account, subject to certain restrictions under Cayman Islands Law and our memorandum and articles of association. We currently have no reserve set aside from profits for the payment of dividends.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been quoted on The NASDAQ Global Market under the symbol “ACTS” since November 30, 2005. Each ADS represents six ordinary shares. On April 21, 2015, the last reported sale price of our ADSs on the NASDAQ Global Market was US$1.55.

The table below sets forth, for the periods indicated, the highest and lowest trading prices on The NASDAQ Global Market for our ordinary shares represented by ADSs.

	High	Low

2010	2.54	1.95

2011	2.60	1.67

2012	1.92	1.46

2013	3.40	1.62

2014	2.98	1.58

First Quarter 2013	2.63	1.62

Second Quarter 2013	3.40	2.60

Third Quarter 2013	2.95	2.15

Fourth Quarter 2013	3.00	2.35

First Quarter 2014	2.98	2.26

Second Quarter 2014	2.48	1.58

Third Quarter 2014	2.50	1.94

Fourth Quarter 2014	2.30	1.60

October 2014	2.30	1.80

November 2014	1.85	1.60

December 2014	2.01	1.73

2015

January 2015	1.99	1.86

February 2015	1.92	1.45

March 2015	1.73	1.46

April (through April 21, 2015)	1.70	1.47

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on The NASDAQ Global Market under the symbol “ACTS”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expense of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. According to our memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Board of Directors

We are managed by a board of directors which currently consists of five members. Our second amended and restated articles of association provide that the board of directors shall consist of not more than five directors.

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

Under Cayman Islands laws, our directors have a fiduciary duty to act honestly and in good faith and in our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duties to us, our directors must ensure compliance with our memorandum and articles of association (as amended and restated from time to time) and the class rights vested thereunder in the holders of the shares. Our company may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

Any ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of share capital. A special resolution is required for matters such as a change of name.

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

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if our company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Law, divide among the shareholders in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholders shall be compelled to accept any asset upon which there is a liability. If our company shall be wound up, and the assets available for distribution among the shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if on a winding up of our company the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

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

Any member(s) holding in the aggregate not less than one-third of the outstanding voting shares of our company present in person or by proxy shall constitute a quorum.

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

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended for more than 45 days in any year and the register of members shall not be closed for more than 40 days.

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

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Law applicable to us.

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

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Our articles of association provide that any member(s) holding in the aggregate not less than one-third of the outstanding voting shares of our company present in person or by proxy shall be a quorum for a general meeting. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as a majority of at least two-thirds of the votes cast by shareholders entitled to vote who are present in person or by proxy at a meeting. Other than special resolutions, all resolutions shall be passed by a simple majority of those shares voted at a meeting at which a quorum is present.

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

Shareholder Suits

The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto), which permit a minority shareholder to commence a class action against or derivative actions in the name of a company to challenge (a) an act which is ultra vires to the Company or illegal and is therefore incapable of ratification by the shareholders, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the Company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained, have been applied and followed by the courts in the Cayman Islands.

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

Approval of Corporate Matters by Written Consent

As permitted by the Companies Law, our articles of association allow both ordinary resolutions and special resolutions to be passed in writing if signed by all our shareholders.

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

We have obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from August 9, 2005, no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

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

We believe we were classified as a PFIC for calendar year 2014 and we expect to be classified as a PFIC for calendar year 2015 and for the foreseeable future. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have no derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2012, 2013 and 2014, the rate of return on our RMB cash deposit was 6.2%, 5.6% and 5.1%, respectively. As a result of the Chinese government’s alternate efforts to curb inflation or stimulate economy, interest rates have often fluctuated. For example, China’s central bank raised interest rates three times in 2011 due to China’s relatively high inflation in 2011 but then decreased interest rates twice in 2012. At the beginning of 2012, the China Banking Regulatory Commission imposed certain limitations on the amount of new loans to be granted by commercial banks in China to minimize the risk of defaults. In 2013, the money market was further tightened, resulting in a shortage of funds for many banks in June and December. In addition, China’s central bank launched interest rate liberalization in July 2013 and cancelled the ceiling and floor which used to limit the fluctuation of commercial banks’ lending rates. In November 2014, China’s central bank reduced interest rate for the first time since July 2012. Changes in policies and market conditions such as the above may have a direct or indirect material adverse impact on the interest rates offered by banks and other financial institutions and in turn may adversely affect the interest income generated from our financial investments in financial institutions. In addition, if there were further uncertainties in global economic and market conditions, interest rates could further decrease and might adversely affect out interest income and in turn impact our net income.

Foreign Exchange Risk

Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may be partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB. Since July 2005 the RMB is no longer pegged solely to the U.S. dollar. Instead, it was reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China by 0.5% each day since May 21, 2007. If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2014 which was used in preparing our audited financial statements as of and for the year ended December 31, 2014 our net asset value, as presented in U.S. dollars, would have been reduced by US$1.4 and US$6.5 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$1.4 and US$7.2 million, respectively.

The RMB appreciated against the US dollar in 2007 and 2008 significantly and then stabilized during the financial downturn in 2009 and the first half of 2010 before further appreciating against the US dollar from the second half of 2010 through the end of 2013. In the first quarter of 2014, the RMB depreciated against the US dollar by almost 3%, and then fluctuated for the rest of 2014. Meanwhile, the exchange rate between the New Taiwan dollar and the US dollar fluctuated significantly in the second half of 2008 and 2009, when we held around US$20 million in New Taiwan dollars after withdrawing from an investment in Taiwan. We have experienced a gain of US$1.5 million and US$2.3 million in 2012 and 2013, respectively, and an exchange loss of US$2.7 million in 2014. In addition, we have recognized foreign currency translation adjustments of approximately US$3.2, US$5.0 and US$3.8 million in 2012, 2013 and 2014, respectively.

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

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2014.

Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of December 31, 2014, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2014 is effective.

Changes in Internal Control over Financial Reporting. There is no change in company’s internal control over financial reporting that occurred during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, with a report to the shareholders and the Board of Directors of the Company included herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2013 and 2014.

	For the year ended December 31,
	2013		%	2014		%
	(thousands)			(thousands)
Audit Fees	US$	614	99.5%	US$	598	99.8%
Tax Fees		3	0.5%		1	0.2%
Audit-Related Fees		Nil	-		Nil
All Other Fees		Nil	-		Nil
Total	US$	617	100.0%	US$	599	100.0%

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

All Other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2013 and 2014, respectively.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2007, our board of directors authorized a program to repurchase up to 8 million of our ADSs representing 48 million ordinary shares. We repurchased shares in the open market and through privately negotiated transactions. As of January 21, 2009, the initial 8 million ADS repurchase program was completed, and our board of directors approved an add-on share repurchase program pursuant to which we were authorized to repurchase up to 12 million additional ADSs through December 31, 2010. Our board of directors subsequently approved on August 13, 2010 to extend the authorization through December 31, 2012. Further, on August 7, 2012, our board of directors authorized an increase, by 10 million ADSs, from 20 million ADSs to 30 million ADSs, for the share repurchase program through December 31, 2015. On May 6, 2014, our board of directors authorized an increase, by 20 million ADSs, from 30 million ADSs to 50 million ADSs, for the share repurchase program through December 31, 2016.

The following table sets forth our share repurchase activities as of March 31, 2015.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of ADSs that May Yet Be Purchased Under the Plans or Programs
2014
January	162,625	2.72	162,625	7,699,335
February	248,900	2.46	248,900	7,450,435
March	—	—	—	7,450,435
April	—	—	—	7,450,435
May	260,612	1.81	260,612	7,189,823
June	479,765	2.17	479,765	6,710,058
July	322,715	2.15	322,715	6,387,343
August	82,580	2.08	82,580	6,304,763
September
October	—	—	—	6,304,763
November	139,017	1.75	139,017	6,165,746
December	99,278	1.94	99,278	6,066,468
2015
January	104,616	1.94	104,616	5,961,852
February	119,996	1.57	119,996	5,841,856
March	151,834	1.53	151,834	5,690,022

On August 20, 2014, we announced the commencement of a tender offer to purchase up to 60,000,000 of our issued and outstanding ordinary shares (including ordinary shares represented by our ADSs), at a purchase price not greater than $7/15 per share (or $2.80 per ADS) nor less than $5/12 per share (or $2.50 per ADS). On September 26, 2014, we announced that a total of 192,940,159 ordinary shares (including ordinary shares represented by ADSs) had been properly tendered and not withdrawn and we accepted for purchase 60,001,063 ordinary shares (including ordinary shares represented by ADSs) at a price of $5/12 per share (or $2.50 per ADS), for an aggregate cost of approximately $25.0 million, excluding fees and expenses relating to the tender offer. The depositary for the tender offer has made all payment for ordinary shares (including ordinary shares represented by our ADSs) validly tendered and accepted for purchase and returned all other ordinary shares tendered. The tender offer was completed in the third quarter of 2014.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

(a) The following information attached hereto starting from page F-2 are hereby incorporated by reference:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2013 and 2014	F-5

Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014	F-6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014	F-7

Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014	F-8

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014	F-9

Notes to the Consolidated Financial Statements	F-11

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014	F-42

ITEM 19.

EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 4.1 of Form S-8 (File No. 333-152490) filed with the Securities and Exchange Commission on July 24, 2008)

1.2	Second Amended Articles of Association of the Registrant

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of Form F-1 (File No. 333-129208) filed with the Securities and Exchange Commission on October 24, 2005)

2.2	Form of Deposit Agreement among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) of Form F-6 (File No. 333-129375) filed with the Securities and Exchange Commission on November 2, 2005)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit (a)(2) of Form F-6 (File No. 333-152447) filed with the Securities and Exchange Commission on July 22, 2008)

4.1	Third Amended and Restated 2007 Equity Performance and Incentive Plan (incorporated by reference to Exhibit 4.1 of Form 20-F for the year ended December 31, 2012 (File No. 000-51604) filed with the Securities and Exchange Commission on April 25, 2013)

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ I-Hung (Nigel) Liu
Name:	I-Hung (Nigel) Liu
Title:	Chief Financial Officer

Date: April 24, 2015

ACTIONS SEMICONDUCTOR CO., LTD.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and its subsidiaries (the "Group") as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedules included in Schedule 1. These consolidated financial statements and the financial statement schedules are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Actions Semiconductor Co., Ltd. and its subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 24, 2015, expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 24, 2015

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. and its subsidiaries (the "Group") as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

F - 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD. - continued

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2014 of the Group and our report dated April 24, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 24, 2015

F - 4

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$53,263	$78,177
Time deposit	347	5
Restricted deposits	27,161	51,590
Marketable securities	126,607	38,384
Trading securities	74	70
Accounts receivable, net of allowance for doubtful accounts of nil and $558 as of December 31, 2013 and 2014 respectively	5,782	2,832
Amount due from a related party	1,301	1,650
Notes receivable	-	161
Amount due from an equity method investee	38	41
Inventories, net of inventory written-down of $1,558 and $7,718 as of December 31, 2013 and 2014, respectively	20,278	13,970
Prepaid expenses and other current assets	3,972	4,511
Income tax recoverable	67	186
Deferred tax assets	416	1,179
Total current assets	239,306	192,756
Investments in equity method investees	17,843	27,352
Other investments	15,648	15,627
Marketable securities	17,139	-
Rental deposits	61	54
Property, plant and equipment, net	31,896	30,327
Land use right	1,588	1,514
Acquired intangible assets, net	12,218	16,459
Deposit paid for acquisition of intangible assets	145	538
Deferred tax assets	99	53
TOTAL ASSETS	$335,943	$284,680
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$6,016	$5,790
Amount due to a related party	-	259
Accrued expenses and other current liabilities	6,127	8,349
Short-term bank loans	35,500	45,000
Other liabilities	1,362	1,929
Income tax payable	49	49
Deferred tax liabilities	343	160
Total current liabilities	49,397	61,536
Other liabilities	412	-
Payable for acquisition of intangible assets	-	155
Deferred tax liabilities	3,589	919
Total liabilities	53,398	62,610
Commitments and contingencies (note 19)

Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 353,016,455 (2013: 411,474,516) shares issued and outstanding	$1	$1
Additional paid-in capital	63,001	63,046
Treasury Stock	(44,119)	(70,479)
Accumulated other comprehensive income	40,734	36,937
Retained earnings	222,959	192,598
Total Actions Semiconductor Co., Ltd. shareholders' equity	282,576	222,103
Non-controlling interest	(31)	(33)
Total equity	282,545	222,070
TOTAL LIABILITIES AND EQUITY	$335,943	$284,680

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2012	2013	2014
Revenues:
Third-parties:
System-on-a chip products	52,356	64,617	40,932
Semiconductor product testing services	179	135	117
	52,535	64,752	41,049
Related-parties:
System-on-a chip products	1,794	4,639	9,211
Total revenues	54,329	69,391	50,260

Cost of revenue:
Third-parties:
System-on-a chip products	(33,814)	(44,324)	(37,743)
Semiconductor product testing services	(100)	(58)	(46)
	(33,914)	(44,382)	(37,789)
Related parties:
System-on-a-chip products	(1,193)	(3,583)	(8,405)
Total cost of revenues	(35,107)	(47,965)	(46,194)
Gross profit	19,222	21,426	4,066
Other operating income	896	2,170	890
Operating expenses:
Research and development	(23,739)	(25,994)	(31,124)
General and administrative	(8,573)	(8,764)	(10,330)
Selling and marketing	(1,281)	(2,057)	(2,175)
Impairment on intangible assets	-	-	(820)
Total operating expenses	(33,593)	(36,815)	(44,449)
Loss from operations	(13,475)	(13,219)	(39,493)
Other income (expense)	1,547	2,336	(2,736)
Dividend income from an other investment	-	493	423
Fair value change in trading securities	2	-	-
Interest income	13,240	12,358	9,611
Interest expense	(250)	(498)	(530)
Other-than-temporary impairment loss on investments	(2,543)	(681)	-
(Loss) income before income taxes, equity in net income (loss) of equity method investees and non-controlling interest	(1,479)	789	(32,725)
Income tax (expense) credit	(772)	(403)	1,796
Equity in net income (loss) of equity method investees	41	(264)	566
Net (loss) income	(2,210)	122	(30,363)
Add: Net loss attributable to non-controlling interest	8	2	2
Net (loss) income attributable to Actions Semiconductor Co., Ltd. shareholders	$(2,202)	$124	$(30,361)
Net (loss) income per share: Basic
Net (loss) income attributable to Actions Semiconductor Co., Ltd. shareholders	$(0.0053)	$0.0003	$(0.0768)
Net (loss) income per share: Diluted
Net (loss) income attributable to Actions Semiconductor Co., Ltd. shareholders	$(0.0053)	$0.0003	$(0.0768)
Weighted-average shares outstanding used in computation:

Basic	412,706,341	412,103,255	395,380,921

Diluted	412,706,341	425,415,011	395,380,921

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2012	2013	2014
Net (loss) income	(2,210)	122	(30,363)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	3,162	4,983	(3,797)

Total comprehensive income (loss)	952	5,105	(34,160)
Comprehensive loss attributable to the non-controlling interest	8	2	2
Total comprehensive income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$960	$5,107	$(34,158)

F - 7

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Attributable to the shareholders of Actions Semiconductor Co., Ltd.
					Accumulated
			Additional		other			Non-
	Ordinary shares		paid-in	Treasury	comprehensive	Retained		controlling
	Number	Amount	Capital	Stock	income	earnings	Total	interest	Total

Balance at January 1, 2012	413,985,636	$1	$61,044	$(40,444)	$32,589	$225,037	$278,227	$(21)	$278,206
Repurchase of ordinary shares	(14,812,056)	-	-	(4,166)	-	-	(4,166)	-	(4,166)
Share-based compensation	-	-	1,465	-	-	-	1,465	-	1,465
Exercise of share-based awards	9,811,512	-	-	2,303	-	-	2,303	-	2,303
Foreign currency translation adjustments	-	-	-	-	3,162	-	3,162	-	3,162
Net loss	-	-	-	-	-	(2,202)	(2,202)	(8)	(2,210)
Balance at December 31, 2012	408,985,092	$1	$62,509	$(42,307)	$35,751	$222,835	$278,789	$(29)	$278,760
Repurchase of ordinary shares	(11,772,294)	-	-	(4,853)	-	-	(4,853)	-	(4,853)
Share-based compensation	-	-	492	-	-	-	492	-	492
Exercise of share-based awards	14,261,718	-	-	3,041	-	-	3,041	-	3,041
Foreign currency translation adjustments	-	-	-	-	4,983	-	4,983	-	4,983
Net income (loss)	-	-	-	-	-	124	124	(2)	122
Balance at December 31, 2013	411,474,516	$1	$63,001	$(44,119)	$40,734	$222,959	$282,576	$(31)	$282,545
Repurchase of ordinary shares	(70,774,015)	-	-	(28,902)	-	-	(28,902)	-	(28,902)
Share-based compensation	-	-	45	-	-	-	45	-	45
Exercise of share-based awards	12,315,954	-	-	2,542	-	-	2,542	-	2,542
Foreign currency translation adjustments	-	-	-	-	(3,797)	-	(3,797)		(3,797)
Net loss	-	-	-	-	-	(30,361)	(30,361)	(2)	(30,363)
Balance at December 31, 2014	353,016,455	$1	$63,046	$(70,479)	$36,937	$192,598	$222,103	$(33)	$222,070

 The accompanying notes are an integral part of these consolidated financial statements.

F - 8

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014
Operating activities:
Net (loss) income	$(2,210)	$122	$(30,363)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,290	2,072	1,949
Amortization of land use right	36	36	36
Amortization of acquired intangible assets	3,056	3,480	4,991
Allowance for doubtful accounts receivable	-	-	558
Write down of inventories	180	857	6,160
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China (the "PRC")	(674)	(1,068)	-
Loss (gain) on disposal of property, plant and equipment	5	-	(1)
Loss on disposal of intangible assets	-	-	420
Impairment loss recognized in respect of intangible assets	-	-	820
Fair value change in trading securities	(2)	-	-
Share-based compensation	1,465	492	45
Deferred tax	454	279	(3,576)
Proceeds from disposal of trading securities	459	-	-
Share of net (income) loss of equity method investees	(41)	264	(566)
Dividend income from an other investment	-	(493)	(423)
Impairment recognized in respect of other investments	2,543	681	-
Changes in operating assets and liabilities:
Accounts receivable	(3,150)	195	2,349
Amount due from a related party	(331)	(961)	(349)
Inventories	(4,510)	(8,678)	(256)
Prepaid expenses and other current assets	(2,549)	922	(750)
Amount due from an equity method investee	(14)	41	(3)
Accounts payable	3,598	(2,198)	(173)
Amount due to a related party	-	-	259
Accrued expenses and other current liabilities	(3,526)	(3,717)	(415)
Income tax recoverable	(189)	123	(122)
Income tax payable	(190)	2	1
Rental deposit received (paid)	4	(11)	5
Note Receivables	-	-	(161)
Dividend received	-	-	425
Net cash used in operating activities	(3,296)	(7,560)	(19,140)
Investing activities:
Purchase of marketable securities	(132,376)	(113,329)	(54,290)
Purchase of property, plant and equipment	(249)	(706)	(1,156)
Investment in an equity method investee	(1,500)	(3,712)	(9,016)
Deposit paid for acquisition of intangible assets	-	(145)	(457)
Purchase of intangible assets	(1,081)	(4,134)	(8,044)
Proceeds from disposal of property, plant and equipment	22	41	20
(Increase) decrease in time deposit	-	(340)	318
Increase in restricted deposits	(10,000)	(16,819)	(24,974)
Proceeds from the disposal of intangible assets	-	-	24
Proceeds from redemption of marketable securities	178,975	112,966	159,296
Net cash provided by (used in) investing activities	33,791	(26,178)	61,721

F - 9

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014
Financing activities:
Proceeds from exercise of share-based awards	2,289	3,041	2,542
Advance subsidy from local authorities of Zhuhai, the PRC	299	714	232
Raise of short-term bank loans	8,500	15,000	31,500
Repayment of short-term bank loans	-	-	(22,000)
Repurchase of ordinary shares	(4,152)	(4,853)	(28,902)
Net cash provided by (used in) financing activities	6,936	13,902	(16,628)

Net increase (decrease) in cash and cash equivalents	37,431	(19,836)	25,953

Cash and cash equivalents at the beginning of the year	33,207	71,336	53,263

Effect of exchange rate changes on cash	698	1,763	(1,039)
Cash and cash equivalents at the end of the year	$71,336	$53,263	$78,177
Supplemental cash flow information:

Cash paid during the period for:
Interest	$(250)	$(498)	$(531)
Income taxes	$(312)	$(90)	$-
Non-cash investing activities
Purchases of intangible assets	$(2,786)	$(1,112)	$(2,807)

Purchases of property, plant and equipment	$(898)	$(156)	$-

The accompanying notes are an integral part of these consolidated financial statements.

F - 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

(In thousands of U.S. dollars, except share and per share data, share related data and unless otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Cayman Islands" or "the Company") is a holding company incorporated in the Cayman Islands on July 27, 2005.

At December 31, 2014 and 2013, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Mauritius")	Republic of Mauritius ("Mauritius") November 16, 2001	100%	Investment holding

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Zhuhai")	PRC December 28, 2001	100%	Design and manufacture of system-on-a-chip products

Actions (Zhuhai) Microelectronics Co., Ltd.	PRC June 5, 2014	100%	Design and manufacture of system-on-a-chip products

Actions (Zhuhai) Technology Co., Ltd. ("Actions Technology Zhuhai")	PRC June 5, 2014	100%	Design and manufacture of system-on-a-chip products

Shanghai Actions Semiconductor Co., Ltd. ("Actions Semiconductor Shanghai ")	PRC March 27, 2008	100%	Design and manufacture of system-on-a-chip products

Actions Technology (HK) Company Limited ("Actions Hong Kong")	Hong Kong January 13, 1999	100%	Trading of system-on-a-chip products

Actions Microelectronics Co., Ltd.	Hong Kong August 17, 2007	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics (HK) Co., Limited	Hong Kong January 16, 2006	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics Co., Ltd. ("Artek Microelectronics Shenzhen")	PRC March 14, 2006	100%	Design and manufacture of system-on-a-chip products

Actions Capital Investment Inc.	British Virgin Islands February 10, 2006	100%	Investment holding

Actions Capital Investment (Malaysia) Inc. Co., Ltd. ("Actions Malaysia ")	Republic of Malaysia January 13, 2009	100%	Inactive

Mavrix Technology, Inc. (“Mavrix”)	Cayman Islands June 20, 2006	93.4%	Investment holding

Mavrix Technology (H.K.) Co., Limited (“Mavrix HK”)	Hong Kong August 17, 2007	93.4%	Manufacturing and trading of system-on-a-chip products

Shanghai Mavrix Electronics, Ltd. (“Mavrix Shanghai”)	PRC October 23, 2006	93.4%	Design and manufacture of system-on-a-chip products

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

Trading securities

The Group's trading securities comprised investments in publicly traded mutual funds in Taiwan.  The investments are reported at fair value and its unrealized gains and losses are included in earnings.  Unrealized gain of $2, nil and nil had been recognized for the years ended December 31, 2012, 2013 and 2014, respectively.

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

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary. No impairment charge is recognized for the years ended December 31, 2012, 2013 and 2014.

Other investments

Other investments comprise investments in equity securities. Equity securities that do not have readily determinable market values are carried at cost. Fair values of equity securities carried at cost are estimated if there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary. Impairment charges of $2,543, $681 and nil are recognized for the years ended December 31, 2012, 2013 and 2014 respectively.

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

All land in the PRC is owned by the government.  According to PRC law, the government may sell the right to use of the land for a specified period of time.  Thus, all of the Group's land, which were all purchased in the PRC, are considered to be prepaid leasehold land and classified as land use right.  These are expensed on a straight-line basis over the respective term of the right to use the land.  Expense for years ended December 31, 2012, 2013 and 2014 were $36, $36 and $36 respectively.

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

F - 14

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC governments in Zhuhai by Actions Semiconductor Zhuhai. Advance subsidies are recognized as other operating income when received and when all the conditions for their receipt have been met. Advance subsidies recognized as income were $674, $1,068 and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

Advance subsidies received from the government have been recorded in other liabilities. The advance subsidies are repayable unless the conditions attached to the grant satisfied, the respective subsidies will be recognized as other income (see note 11 for additional details).

Fair value measurement

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

Purchase of ordinary shares

Except for the 60,001,062 number of ordinary shares repurchased under the Dutch auction tender offer during the year ended December 31, 2014, the Group's stock is acquired for purposes other than retirement. The cost of acquired stock is shown separately as a deduction from the total of capital stock, capital surplus, and retained earnings. For the years ended December 31, 2012, 2013 and 2014, 14,812,056, 11,772,294 and 70,774,015 number of ordinary shares were repurchased by the Company respectively.

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

Advertising costs

Advertising costs are expensed as incurred and are included in general and administrative expense, and selling and marketing expenses. Total advertising expenses were approximately $106, $666 and $604 for the years ended December 31, 2012, 2013 and 2014 respectively.

Comprehensive income

Comprehensive income includes net (loss) income and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

Foreign currency translation

All transactions in currencies other than functional currencies during the year are converted at the exchange rates prevailing on the respective transaction dates.  Foreign currency monetary assets and liabilities at the balance sheet date are remeasured at the exchange rates existing on that date.  Exchange differences are recorded in the consolidated statements of operations.

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

Fair value of financial instruments

Fair values of cash and cash equivalents, time deposit, restricted deposits, trading securities, accounts receivable, amount due from a related party, notes receivable, amounts due from an equity method investee, accounts payable, amount due to a related party and short-term bank loans approximate their carrying amounts due to their short-term maturities.

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

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts receivable based upon estimates, factors surrounding the credit risk of specific customers and other information. Allowance for doubtful accounts receivable of nil, nil and $558 was recorded by the Group for the year ended December 31, 2012, 2013 and 2014 respectively. Allowances for doubtful accounts receivable of $558 have been written down against respective accounts receivable for the year ended December 31, 2014.

Movements in allowances for doubtful accounts receivable are as follows:

Year ended	Beginning	(Write Off) Write down during	Closing
December 31	Balance	the year	balance

2012	$621	$(621)	$-

2013	$-	$-	$-

2014	$-	$558	$558

Net (loss) income per share

Basic net (loss) income attributable to the Company per share is computed by dividing net (loss) income attributable to the Company by the weighted average number of ordinary shares outstanding during the year. Diluted net (loss) income attributable to the Company per share give effect to all dilutive potential common shares outstanding during the year.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

F - 17

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

The Group issued stock options under its share incentive plan during the years ended December 31, 2013 and 2014 and restricted stock units during the years ended December 31, 2012, 2013 and 2014.

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

For the year ended December 31, 2014, the compensation cost of $28, $10, $5 and $2 have been included as cost of revenue, research and development expenses, general and administrative expenses and selling and marketing expenses, respectively.

F - 18

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements adopted

In March 2013, the Financial Accounting Standards Board ("FASB") has issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

In July 2013, the FASB issued an Accounting Standard Update ("ASU") which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

F - 19

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements not yet adopted

In April 2014, the FASB issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application.

If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

F - 20

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is currently evaluating the effect that adopting this guidance will have on its financial position, results of operations or cash flows and has not yet determined the transition method it will use.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group is currently evaluating the effect that adopting this guidance will have on its financial position, results of operations or cash flows and has not yet determined whether ASU will be early adopted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

F - 21

3	INVENTORIES

Inventories consisted of the following:

	At December 31,
	2013	2014

Raw materials	$10,702	$8,104
Work in progress	1,950	562
Finished goods	7,626	5,304
	$20,278	$13,970

Slow moving inventories amounting to $180, $857, and $6,160 were written down for the years ended December 31, 2012, 2013 and 2014, respectively.

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2013	2014

Prepaid expenses	$1,135	$497
Value added tax refundable	2,213	3,108
Interest receivables	462	591
Others	162	315
	$3,972	$4,511

F - 22

5	INVESTMENT IN EQUITY METHOD INVESTEES

Actions Microelectronics Co., Ltd (Beijing) ("Beijing Actions")

Beijing Actions is a private company which designs and manufactures SoC products for portable media players and digital photoframe.

As of December 31, 2013 and 2014, the Group owned 45.8% interest of equity interest in Beijing Actions.

No change in ownership interest and no additional capital injection were noted for 2012, 2013 and 2014 and the Group continues its significant influence in Beijing Actions as of December 31, 2013 and 2014.

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

In May 2014, the Group further invested $9,016 to maintain its 40% interest due to a capital contribution by all shareholders.

The carrying value of equity method investees is illustrated as below:

	At December 31,
	2013	2014
Beijing Actions	$2,856	$3,332
Nann Capital	14,987	24,020
	$17,843	$27,352

The summarized financial information prepared in accordance with U.S.GAAP of equity method investees is illustrated as below:

	2013	2014
Balance sheets
Current assets	$13,714	$24,187
Non-current assets	31,909	44,439
Current liabilities	583	1,200
Non-current liabilities	-	-

	2012	2013	2014
Results of operations
Revenues	$4,904	$5,446	$9,144
Gross profit	2,700	3,056	5,478
(Loss) income from operations	(555)	(933)	653
Net (loss) income	$(9)	$(787)	$1,093

F - 23

6	OTHER INVESTMENTS

	At December 31,
	2013	2014
Unlisted securities at cost	$22,883	$19,862
Less: other-than-temporary impairment losses recognized	(7,235)	(4,235)
	$15,648	$15,627

Other investments solely represent cost method investments in equity securities of five unlisted entities as the following:

In 2007, the Group acquired 5% equity interest in AMC Holding Limited ("AMC") at a consideration of $27,000. AMC was established in Taiwan and engages in manufacturing printed circuit board (PCB) laminate and providing other related sub-contractor service. As the Group does not have any voting power in board meetings of AMC, the Group cannot exercise significant influence over AMC’s operating and financial activities. The Group accounts for this investment using the cost method of accounting. The investment cost of Actar has been fully impaired during the year ended December 31, 2012. Nil carrying value is noted for AMC as at December 31, 2013 and 2014 respectively.

In 2008, the Group acquired 7% equity interest in Actar Limited ("Actar") at a consideration of $3,000. Actar was established in the PRC and engages in the entertaiment media industry. As the Group does not have any voting power in board meetings of Actar, the Group cannot exercise significant influence over Actar’s operating and financial activities. The investment cost of Actar has been fully impaired during the year ended December 31, 2009. Actar has completed its liquidation process during the year ended December 31, 2014 and the cost and impairment loss have been written off accordingly. Nil carrying balance is noted for Actar as at December 31, 2013 and 2014 respectively.

In 2010, the Group acquired 10% equity interest in Hi-Trend Investment Holdings Co., Ltd ("Hi-Trend") at a consideration of $800. Hi-Trend was established in the PRC and engages in developing and manufacturing of integrated circuit and chips. During the year ended December 31, 2010, Hi-Trend increased its issued share capital by capital injection and six new investors made an additional capital injection. The Company also made an additional capital injection of $202 and the shareholding of the Company has been diluted to 9%. As the Group does not have any voting power in board meetings of Hi-Trend, the Group cannot exercise significant influence over Hi-Trend’s operating and financial activities. The Group accounts for this investment using the cost method of accounting. The carrying value of Hi-Trend is $1,102 and $1,081 for the years ended December 31, 2013 and 2014 respectively.

Grand Choice Investment Limited ("Grand Choice") is a private company established in February 2010 which designs and manufactures software and hardware for electronic books. Upon establishment, the Group purchased 20% of interest for $600. The Group exercises significant influence but does not control Grand Choice, which is accounted for under the equity method of accounting.

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

In September 2012, the Group further invested $1,500 into Grand Choice which accounted for under the cost method of accounting. The capital injection resulted in increase of the Group’s ownership interest from 12% to 19%. No change in ownership interest is noted for the years ended December 31, 2013 and 2014. As the Group does not exercise significant influence over Grand Choice, the investment is accounted for under the cost method of accounting for the years ended Dcecmber 31, 2013 and 2014. The carrying value of Grand Choice is $819 and $819 for the years ended December 31, 2013 and 2014 respectively.

In 2011, the Group acquired 19% equity interest in OCTT Asia Limited ("OCTT") at a consideration of $13,727. OCTT was established in Mauritius and set up as an investment fund management company. As the Group does not have any voting power in board meetings of OCTT, the Group cannot exercise significant influence over OCTT’s operating and financial activities. The Group accounts for this investment using the cost method of accounting. The carrying value of OCTT is $13,727 and $13,727 for the years ended December 31, 2013 and 2014 respectively.

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

In 2012, the Group recorded other-than-temporary impairment losses related to the investment in AMC and Grand Choice. The management of the Group has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $803 and $1,740 have been recognized respectively and the investments in these unlisted equity securities are written down to approximately $1,500 and nil as of December 31, 2012.

In 2013, the Group further recorded other-than-temporary impairment losses related to the investment in Grand Choice. The management of the Group has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $681 have been recognized and the investments in this unlisted equity securities are written down to approximately $819 as of December 31, 2013.

No other-than-temporary impairment loss was recognized for the year ended December 31, 2014.

F - 24

7	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Company measured its financial assets at fair value on a recurring basis as of December 31, 2013 and 2014.

Trading securities are stated at fair value. The Company classified such financial assets as investments within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Company did not have Level 2 and Level 3 investments as of December 31, 2013 and 2014.

The following table shows the fair value of the Company's financial assets and liabilities measured at recurring basis as of December 31, 2013 and 2014:

	As of December 31, 2013				As of December 31, 2014
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Trading Securities:
Publicly traded mutual funds in Taiwan	$74	$-	$-	$74	$70	$-	$-	$70

Total	$74	$-	$-	$74	$70	$-	$-	$70

 Measured on nonrecurring basis

The Group measured the fair value of intangible assets using income approach method based on which to recognize the impairment loss in 2014. These intangible assets are considered Level 3 assets because the Company used unobservable inputs, such as forecast financial performance of the businesses or assets and discount rates to determine the fair value of these purchased assets.

Equity method and cost method investments are measured at fair value on a nonrecurring basis when impairment is recognized.

The Company measured the fair value of cost method investment in AMC and Grand Choice using income approach method based on which to recognize the impairment loss in 2012 and 2013, respectively. The cost method investment in AMC and Grand Choice are considered as Level 3 assets because the Company used unobservable inputs, such as forecast financial performance and future cash flow to determine the fair value of the cost method investment.

F - 25

8	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	At December 31,
	2013	2014

Buildings	$31,454	$30,744
Leasehold improvements	948	929
Furniture, fixtures and equipment	4,461	4,593
Motor vehicles	538	556
Plant and machinery	11,105	11,569
Total	48,506	48,391
Less: Accumulated depreciation	(16,610)	(18,064)
Property, plant and equipment, net	$31,896	$30,327

The Group has recorded depreciation expense of $2,290, $2,072 and $1,949 for the years ended December 31, 2012, 2013 and 2014, respectively.

9	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	At December 31,
	2013	2014
Cost:
Purchased software	$9,647	$8,654
Technology licenses	17,640	23,154
	27,287	31,808
Accumulated amortization:
Purchased software	(7,054)	(6,961)
Technology licenses	(8,015)	(7,568)
	(15,069)	(14,529)
Impairment loss recognised:
Purchased software	-	(168)
Technology licenses	-	(652)
	-	(820)

IPR&D not subject to amortization	420	420
Less: Impairment loss in respect of IPR&D recognized	(420)	(420)
Acquired intangible assets, net	$12,218	$16,459

The intangible assets of the Group mainly consisted of purchased software which is used to support the business administration and the electronic design automation, and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $3,056, $3,480 and $4,991 for the years ended December 31, 2012, 2013 and 2014, respectively.  Intangible asset amortization expense is estimated to be $5,275, $4,560, $2,989, $2,236 and $1,765 for the 2015, 2016, 2017, 2018 and 2019 fiscal years, respectively.

The Group has disposed intangible assets with carrying value $43, $16 and $ 444 and recorded a loss on disposal of intangible assets of nil, nil and $420 for the years ended December 31, 2012, 2013 and 2014, respectively.

In 2014, the Group recognized an impairment loss of $820 as carrying amount of the intangible assets exceeded the fair value of the assets based on a discounted cash flow method using assumptions about revenue growth rates and the appropriate discount rates. No impairment loss for the intangible assets was recognized for the years ended December 31, 2012 and 2013.

F - 26

10	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	At December 31,
	2013	2014
Accrued wages and bonuses	$2,244	$2,323
Accrued legal and professional fees	301	511
Payables for acquisition of properly, plant and equipment	156	-
Payables for acquisition of intangible assets	1,112	2,807
Value added tax payable for acquisition of intangible assets	105	-
Royalty fees payable	791	1,382
Accrued consulting fees	188	188
Share repurchase fee payable	170	29
Accrued sales discount	254	148
Others	806	961
	$6,127	$8,349

11	OTHER LIABILITIES

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

For the year ended December 31, 2014, Actions Semiconductor Zhuhai were further granted $232 advance subsidies, the total liabilities amounted to $1,929, which was repayable within one year, subject to the acknowledgement by the local authorities that all conditions attached to the grant are satisfied.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai based on the Group's borrowing interest rate from independent financial institution was approximately $1,970, $1,666 and $1,831 at December 31, 2012, 2013 and 2014, respectively.

F - 27

12	SHORT-TERM BANK LOANS

Balances comprised bank loans with two different banks located in Taiwan and Hong Kong.

Loan from bank A in Taiwan

The Group has entered into loan facility agreement with a bank in Taiwan during July 2014 and is available for the Group to draw on within a year. In September 2014, the Group has drawn down the full amount of loan of $15,000 in two tranches of $10,000 and $5,000 respectively. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 0.8% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement. The first tranche of loan drawn down in September 2014 has been rolled-over in December 2014 with floating interest rate remains at 0.8% higher than LIBOR. Effective interest rate of the loan was 1.55% per annum as at December 2014. The first tranche and second tranche of the loan are repayable on January 26, 2015.

In December 2014, the Group has further drawn down the full amount of loan of $10,000 in two tranches of $5,000 in each tranche. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 0.8% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement. Effective interest rate of the loan was 1.55% per annum as at December 2014. The first tranche and second tranche of the loan are repayable on March 31, 2015.

Loan from bank B in Hong Kong

The Group has entered into loan facility agreement with a bank in Hong Kong during December 2012 and drawn down a loan of $8,500. This bank borrowing is denominated in US Dollars, which carries fixed interest rate at 1.84% at date of inception of loan facility agreement. The Group has renewed the full amount of loan of $8,500 with fixed interest rate at 1.15% on December 30, 2013. The loan have been rolled-over in March, June, September and December 2014 with fixed interest rate at 1.24%, 1.28%, 1.25% and 1.36% respectively. The loan is repayable on March 31, 2015.

During December 2014, the Group has further drawn down a loan of $11,500. This bank borrowing is denominated in US Dollars, which carries fixed interest rate at 1.33% at date of inception of loan facility agreement. The loan is repayable on January 28, 2015.

There were no restrictive financial covenants associated with these loans.

F - 28

13	TIME DEPOSIT

The time deposit was denominated in Renminbi, which carried fixed interest rate at 2.8% per annum and will mature before December 31, 2015.

14	SHARE-BASED COMPENSATION

Share-based Compensation Plan A - for options granted from 2007 up to March 2013

In May 2007, the Board of Directors approved a share incentive plan, in which the Group may grant either restricted stock units (“RSU”) or options to purchase the Company's ordinary shares. A maximum of 8,000,000 stock options or RSU were authorized to be granted to the directors of the Company and senior officers of the Group to subscribe 48,000,000 shares of the Company. The share based awards granted under this plan have a requisite service period of four years. The Board of Directors also has the right to terminate any unvested share based awards.

The share based awards vest over four years and expire six years from grant date. For some of the employees, twenty-five percent of the share based awards vest on each of the four years following the grant date.  For the other employees, fifteen, twenty, thirty and thirty five percent, respectively, will vest on each of the four years following the grant date.

F - 29

14	SHARE-BASED COMPENSATION - continued

The Group reviewed the actual employee terminations in the past and changed the estimated employee forfeiture rate to reflect the current competitive environment of talent recruiting and sustaining in China. The Group estimated forfeitures at the time of grant based on historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expenses to be recognized in future periods.

Share-based Compensation Plan B - for options granted since April 2013

On April 1, 2013, the Board of Directors approved another share incentive plan, which the Group may grant either RSU or options to purchase the Company’s ordinary shares. A maximum of 2,000,000 stocks options or RSU were authorized to grant to the directors of the Company and senior officers of the Group to subscribe to 12,000,000 shares of the Company. The share based awards granted under this plan, were under performance condition for vesting. Under this incentive plan, the Board of Directors granted 280,000 stock options to subscribe 1,680,000 shares of the Company and 1,217,600 RSU to subscribe 7,305,600 shares (collectively referred as “Shares”). The option exercise price was $2.58.The employee's ability to earn the award was conditioned on the Group's ability in attaining specified performance targets. Details of the performance conditions were noted below:

1)	When the 4-quarter gross profit reaches or exceeds $31.5 million ("Milestone One") for the first time, then 20% of the Shares subject to the share incentive plan shall be vested and 20% of the Shares subject to the share incentive plan shall vest 1 year after.

2)	After meeting Milestone One, when the 4-quarter gross profit reaches or exceeds $44.5 million ("Milestone Two") for the first time, then an additional 15% of the Shares subject to the share incentive plan shall be vested and an additional fifteen percent 15% of the Shares subject to the share incentive plan shall vest 1 year after.

3)	After meeting Milestone One and Milestone Two, when the 4-quarter gross profit reaches or exceeds $55.5 million ("Milestone Three") for the first time, then an additional 15% of the Shares subject to the share incentive plan shall be vested and an additional 15% of the Shares subject to the share incentive plan shall vest 1 year after.

No share-based compensation was accrued as the probability that these performance conditions will be achieved was remote as at December 31, 2014.

F - 30

14	SHARE-BASED COMPENSATION - continued

The fair value of each share-based award is estimated at grant date for the years ended 2012, 2013 and 2014 using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31	2012	2013	2014

Risk-free interest rate (1)	0.11% - 2.66%	0.11% - 2.66%	0.11% - 2.66%
Expected life (2)	2-5 years	2-5 years	2-5 years
Expected volatility (3)	39.97% - 42.04%	39.17% - 42.04%	38.15% - 42.04%
Dividend yield (4)	Nil	Nil	Nil

(1)	Risk-free interest rate

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

(4)	Dividend yield

The dividend yield was expected to be nil based on the Company's historical dividend distribution record and its policy.

(5)	Share price

The fair value of the ordinary shares on the grant date was the closing price of the Company's stock at each grant date.

F - 31

14	SHARE-BASED COMPENSATION – continued

Stock options

A summary of stock option activity is as follows:

		Weighted	Weighted
		average	average
	Number	exercise price	fair value
	of options	per option	at grant date

Outstanding at December 31, 2011	7,356,249	$1.40	$1.01
Exercised	(1,635,252)	$1.40	$1.01
Forfeited	(751,425)	$1.40	$1.01
Expired	(91,475)	$1.40	$1.01
Outstanding at December 31, 2012	4,878,097	$1.40	$1.01
Granted on April 1, 2013	280,000	$2.58	$0.05
Exercised	(2,172,103)	$1.40	$1.21
Forfeited	(68,005)	$1.40	$1.12
Expired	(21,650)	$1.40	$1.27
Outstanding at December 31, 2013	2,896,339	$1.51	$0.77
Exercised	(1,815,259)	$1.40	$1.20
Forfeited	(10,000)	$1.40	$1.28
Expired	(96,796)	$1.40	$1.09
Outstanding at December 31, 2014	974,284	$1.73	$0.86

The following table summarizes information with respect to stock options outstanding at December 31, 2013 and 2014:

Options exercisable
	Options outstanding as of December 31, 2013				as of December 31, 2013
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	2,896,339	5 years	$1.51	$22,301	2,677,154	$1.40	$2,154

Options exercisable
	Options outstanding as of December 31, 2014				as of December 31, 2014
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	974,284	5 years	$1.73	$8,117	694,284	$1.40	$648

F - 32

14	SHARE-BASED COMPENSATION - continued

As at December 31, 2014, there was nil (2013: $2) of unrecognized compensation expense related to non-vested stock options.

RSU

The fair value of each RSU is estimated based on the market price at granted date. RSU were first grant to the directors of the Company and senior management of the Group since May 2011. A summary of RSU activity is as follows:

Number
of RSU

Outstanding at December 31, 2011	234,000
Granted on January 17, 2012	100,000
Granted on May 8, 2012	313,250
Exercised	(31,500)
Forfeited	(34,100)
Outstanding at December 31, 2012	581,650
Granted on April 1, 2013	1,217,600
Exercised	(173,350)
Forfeited	(51,900)
Outstanding at December 31, 2013	1,574,000
Granted on November 4, 2014	20,000
Exercised	(237,400)
Expired	(26,500)
Forfeited	(227,900)
Outstanding at December 31, 2014	1,102,200

As at December 31, 2014, there was $22 (2013: 19) of unrecognized compensation expenses related to non-vested RSU that are expected to be recognized over a weighted-average period of 2 years (2013: 1 years) on a straight-line basis.

The total share-based compensation expense in relation to options and RSU recognized in the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014 were $1,465, $492 and $45, respectively.

As at December 31, 2014, 9,323,516 (2013: 6,929,661) options to purchase ordinary shares or RSU were available for future grant.

F - 33

15	OTHER INCOME

Other income for 2012, 2013 and 2014 included foreign exchange gain (loss) were $1,547, $2,336 and $(3,039), respectively.

16	INCOME TAXES

The components of income (loss) before income taxes, equity in net income (loss) of equity method investee and non-controlling interest are as follows:

	Year ended December 31,
	2012	2013	2014

Domestic	$(3,182)	$(522)	$(40,612)
Foreign	1,703	1,311	7,887
	$(1,479)	$789	$(32,725)

The Company is tax exempt in the Cayman Islands.

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, Actions Semiconductor Mauritius', Actions Hong Kong and Artek Microelectronics (HK) Co., Limited's income are subject to taxation in Mauritius and Hong Kong, respectively; however, up to and as of December 31, 2014, the entities have not had any taxable profits.  Actions Semiconductor Shanghai, Actions Microelectronics Co., Ltd, Actions Capital Investment Inc. and Actions Malaysia have been loss making since their incorporation.  Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

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

F - 34

16	INCOME TAXES - continued

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

In December 2013, Actions Semiconductor Zhuhai was named as “Key Integrated Circuit Design Enterprise” by PRC Tax authority with effective from December 2014. As a result, the applicable tax rate is 10% for the years ended December 31, 2013 and 2014.

Artek Microelectronics Shenzhen

On November 5, 2012, certificate of "High Tech Enterprises" was granted to Artek Microelectronics Shenzhen. As a result, the applicable tax rate was 15% for the years ended December 31, 2012, 2013 and 2014, and 25% thereafter, unless the Group continues its status and receives certification as a "High Tech Enterprises" by the end of 2015.

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

The Company, which has subsidiaries that are tax residents in the PRC, will be subject to the PRC dividend withholding tax of 10% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. The Company's tax provision includes $3,189, $3,589 and $919 of income tax expense for the 5%, 5% and 10% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of the balance sheet date for the years ended December 31, 2012, 2013 and 2014 respectively.

Actions Hong Kong, Artek Microelectronics (HK) Co., Limited and Actions Microelectronics Co., Ltd. are subject to Hong Kong Profits Tax at a rate of 16.5% for the years ended December 31, 2012, 2013 and 2014 respectively.

F - 35

16	INCOME TAXES - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2012	2013	2014

Current tax	$318	$124	$1,780
Deferred tax	454	279	(3,576)
	$772	$403	$(1,796)

The Group's deferred tax assets and liabilities as at December 31, 2013 and 2014 are attributable to the following:

	At December 31,
	2013	2014
Expenditures deductible for tax purpose in future years
- Accrued legal and professional fees	$30	$14
- Accrued bonus	165	56
- Other	238	1,098
Tax losses	5,217	9,516
Depreciation and amortization	82	64
Total deferred tax assets	$5,732	$10,748
Valuation allowance	(5,217)	(9,516)
Deferred tax assets	515	1,232

Interest income taxable for tax purpose in future years	(343)	(160)
Deferred tax liability arising from withholding tax on undistributed profits	(3,589)	(919)
Total deferred tax liabilities	(3,932)	(1,079)
Deferred tax (liabilities) assets, net	$(3,417)	$153

The following is the analysis of deferred tax balances for reporting purposes:

	At December 31,
	2013	2014
Deferred tax assets
Current	$416	$1,179
Non-current	99	53
	$515	$1,232
Deferred tax liabilities
Current	$(343)	$(160)
Non-current	(3,589)	(919)
	(3,932)	(1,079)
Deferred tax (liabilities) assets, net	$(3,417)	$153

Movement of valuation allowance:

	2012	2013	2014

At the beginning of the year	$1,912	$3,535	$5,217
Change for the year	1,623	1,682	4,299
At the end of the year	$3,535	$5,217	$9,516

A valuation allowance has been provided for the tax loss of $19,806, $8,653, $603, $9,271 and $7,836 of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai, Artek Microelectronics Shenzhen, Actions Technology Zhuhai and Actions Hong Kong respectively since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income. Tax loss of $6,051, $3,818, $7,037, $7,930, $42,544 and $7,836 may carry forward till 2015, 2016, 2017, 2018, 2019 and indefinitely, respectively. As the management does not believe that it is more likely than not that all of the deferred tax asset attributable to the tax losses of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai and Actions Hong Kong will be realized, valuation allowance of $3,535, $5,217 and $9,516 has been established as of December 31, 2012, 2013 and 2014, respectively for the related deferred tax asset of these subsidiaries.

F - 36

16	INCOME TAXES - continued

The additional tax that would have been payable in the absence of the tax exemption and preferential income tax rate amounts to approximately $911, $930, and nil for the years ended December 31, 2012, 2013 and 2014, respectively. It represents a decrease in the basic and diluted earnings per ordinary share of $0.002 for the years ended December 31, 2013; and an increase in the basic and diluted loss per ordinary share of $0.002 for the year ended December 31, 2012.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax expense; however, as of December 31, 2013 and 2014, there were no interest and penalties related to uncertain tax positions. The Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in the next twelve months. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2012 to 2014 and years 2008 to 2014 may be subject to examination by the PRC and Hong Kong tax authorities, respectively.

A reconciliation between the provision for income tax computed by applicable PRC enterprise income tax rate to (loss) income before income taxes, equity in net income (loss) of equity method investees and non-controlling interest, and actual provision for income taxes is as follows:

	Year ended December 31,
	2012	2013	2014

PRC tax rate	25%	25%	25%
Tax (credit) provision at PRC enterprise income tax rate	$(370)	$197	$(8,181)
Expenses not deductible for tax purpose	1,224	403	3,701
Share-based compensation not deductible for tax purpose	366	123	11
Income not taxable for tax purposes	(599)	(1,005)	(5,146)
Net change in valuation allowance	1,623	1,682	4,299
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(911)	(930)	3,857
Effect of the different income tax rates in other jurisdictions	21	204	301
Effect of withholding tax on undistributed earnings	349	400	(762)
Effect of withholding tax on American Depository Shares ("ADS") reimbursement income	150	-	-
Utilization of tax loss previously not recognized	(979)	(685)	-
Overprovision in prior year	(81)	(78)	(90)
Others	(21)	92	214
Income tax expense	$772	$403	$(1,796)

F - 37

17	NET (LOSS) INCOME PER SHARE

The calculations of basic and diluted earnings per share are computed as follows:

	For the years ended December 31,
	2012	2013	2014

Net (loss) income attributable to Actions Semiconductor Co., Ltd. shareholders	$(2,202)	$124	$(30,361)
Shares:
Weighted average shares outstanding used in computing basic net (loss) income per share	412,706,341	412,103,255	395,380,921
Effect of dilutive securities:
Weighted average shares from assumed exercise of share-based awards	-	13,311,756	-
Weighted average shares outstanding used in computing diluted net (loss) income per share	412,706,341	425,415,011	395,380,921
Net (loss) income per share, basic	$(0.0053)	$0.0003	$(0.0768)
Net (loss) income per share, diluted	$(0.0053)	$0.0003	$(0.0768)

The dilutive effect of the options and RSU are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and RSU, which include the benefit of the compensation costs attributable to future services and not yet recognized, are used to repurchase outstanding ordinary shares using average market price.

For the years ended December 31, 2012 and 2014, the Company had 5,459,747 and 2,076,484 options and RSU outstanding respectively which could potentilly dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share in 2012 and 2014.

No options and unvested advanced shares are excluded from calculation of diluted income per share in 2013.

18	SEGMENT AND GEOGRAPHIC INFORMATION

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

	Year ended December 31,
	2012	2013	2014
Revenue:
MMP SoC for portable media players	$54,150	$69,256	$50,143
Testing solutions	179	135	117
	$54,329	$69,391	$50,260
Gross profit:
MMP SoC for portable media players	$19,143	$21,349	$3,995
Testing solutions	79	77	71
	$19,222	$21,426	$4,066

Geographic information

The Group operates in PRC/Hong Kong and all of the Group's long-lived assets are located in PRC/Hong Kong and substantially all of our sales are made in PRC/Hong Kong.

F - 38

19	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2012, 2013 and 2014 was $342, $527 and $615, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2013 were $285 of which $258 and $27 are payable in the years ending December 31, 2014 and 2015, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2014 were $269 of which $202 and $67 are payable in the years ending December 31, 2015 and 2016, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2013 and 2014 were $99 and $35, respectively.

F - 39

20	MAJOR CUSTOMERS

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group's net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2012	2013	2014

Customer A	11%	N/A	N/A
Customer B	N/A	N/A	18%
Customer C	N/A	13%	N/A
Customer D	N/A	N/A	N/A
Customer E	17%	15%	15%
Customer F	17%	N/A	N/A
Customer G	11%	N/A	11%
Customer J	N/A	N/A	12%
Customer K	N/A	N/A	10%
	56%	28%	66%

	Accounts receivable
	At December 31,
	2013	2014

Customer B	18%	33%
Customer C	15%	N/A
Customer D	13%	N/A
Customer E	16%	14%
Customer F	N/A	N/A
Customer G	12%	10%
Customer H	N/A	13%
Customer L	N/A	10%
	74%	80%

F - 40

21	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Employees of the Group in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution plan.  The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling.  The total provisions for these employee benefits were $2,717, $3,084 and $3,929 for the years ended December 31, 2012, 2013 and 2014, respectively.

22	MATERIAL RELATED PARTY DISCLOSURE

During the years ended December 31, 2012, 2013 and 2014, the Group recognized net sales of $1,794, $4,639 and $9,211 to GMI Technology Inc. ("GMI") respectively.  As of December 31, 2013 and 2014, amount due from a related party represented an accounts receivable from GMI of $1,301 and $1,650 respectively.  GMI's president is an immediate family member of the Group's Director.

During the years ended December 31, 2012, 2013 and 2014, the Group recognized net purchase of nil, nil and $817 from Realtek Semiconductor Corporation ("Realtek") respectively.  As of December 31, 2014, amount due to a related party represented an accounts payable to Realtek of $259.  Realtek's president is one of the Group's Director.

As of December 31, 2013 and 2014, the Group had an amount due from an equity method investee, Beijing Actions, of $38 and $41, respectively.

23	MAINLAND CHINA PROFIT APPROPRIATION AND RESTRICTION ON CAPITAL REPATRIATION

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary.  These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group's discretion.  These reserve funds can only be used for specific purposes and are not distributable as cash dividends.  As of December 31, 2013 and 2014, the balance of the Company's PRC subsidiaries reserves amounted to $14,299 and $14,299, respectively.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries is also restricted.  As of December 31, 2013 and 2014, the total amount of the restricted capital and reserves amounted to $134,571 and $113,505, respectively.

F - 41

SCHEDULE 1

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$688	$14,369
Amounts due from subsidiaries	15,343	7,768
Prepaid expenses and other current assets	54	137
Total current assets	16,085	22,274

Investments in subsidiaries	398,324	334,201
Investments in an equity method investee	14,987	24,020
Acquired intangible assets, net	621	4,661
TOTAL ASSETS	430,017	385,156

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowing	$-	$10,000
Accrued expenses and other current liabilities	1,228	903
Amounts due to subsidiaries	146,213	152,150
Total liabilities	147,441	163,053
Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 353,016,455 (2013: 411,474,516) shares issued and outstanding	$1	$1
Additional paid-in capital	63,001	63,046
Treasury Stock	(44,119)	(70,479)
Accumulated other comprehensive income	40,734	36,937
Retained earnings	222,959	192,598
Total equity	282,576	222,103
TOTAL LIABILITIES AND EQUITY	$430,017	$385,156

F - 42

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2012	2013	2014
Operating expenses:
Research and development	$(944)	$1,017	$605
General and administrative	(2,190)	(1,626)	(2,515)
Selling and marketing	(48)	86	43
Total operating expenses	(3,182)	(523)	(1,867)
Loss from operations	(3,182)	(523)	(1,867)
Gain on disposal of subsidiaries	-	-	9,755
Interest income	-	1	1
(Loss) income before income taxes	(3,182)	(522)	7,889
Income tax expenses	(150)	-	-
Share of net income (loss) of subsidiaries, net of taxes	1,080	848	(38,266)
Share of net income (loss) of an equity method investee	50	(202)	16
Net (loss) income	$(2,202)	$124	$(30,361)

F - 43

STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2012	2013	2014
Net (loss) income	(2,202)	124	(30,361)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	3,162	4,983	(3,797)
Total comprehensive income (loss)	$960	$5,107	$(34,158)

F - 44

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

					Accumulated
	Ordinary shares		Additional		other	Accumulated
			paid-in	Treasury	comprehensive	retained
	Number	Amount	Capital	Stock	income	earnings	Total
Balance at January 1, 2012	413,985,636	$1	$61,044	$(40,444)	$32,589	$225,037	$278,227
Repurchase of ordinary shares	(14,812,056)	-	-	(4,166)	-	-	(4,166)
Share-based compensation	-	-	1,465	-	-	-	1,465
Exercise of share-based awards	9,811,512	-	-	2,303	-	-	2,303
Foreign currency translation adjustments	-	-	-	-	3,162	-	3,162
Net loss	-	-	-	-	-	(2,202)	(2,202)
Balance at December 31, 2012	408,985,092	$1	$62,509	$(42,307)	$35,751	$222,835	$278,789
Repurchase of ordinary shares	(11,772,294)	-	-	(4,853)	-	-	(4,853)
Share-based compensation	-	-	492	-	-	-	492
Exercise of share-based awards	14,261,718	-	-	3,041	-	-	3,041
Foreign currency translation adjustments	-	-	-	-	4,983	-	4,983
Net income	-	-	-	-	-	124	124
Balance at December 31, 2013	411,474,516	$1	$63,001	$(44,119)	$40,734	$222,959	$282,576
Repurchase of ordinary shares	(70,774,015)	-	-	(28,902)	-	-	(28,902)
Share-based compensation	-	-	45	-	-	-	45
Exercise of share-based awards	12,315,954	-	-	2,542	-	-	2,542
Foreign currency translation adjustments	-	-	-	-	(3,797)	-	(3,797)
Net loss	-	-	-	-	-	(30,361)	(30,361)
Balance at December 31, 2014	353,016,455	$1	$63,046	$(70,479)	$36,937	$192,598	$222,103

F - 45

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2012	2013	2014
Operating activities:
Net (loss) income	$(2,202)	$124	$(30,361)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Amortization of acquired intangible assets	-	33	1,021
Share-based compensation	1,465	492	45
Share of net (income) loss of subsidiaries	(1,080)	(848)	38,266
Share of net (income) loss of an equity method investee	(50)	202	(16)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	30	137	(84)
Accrued expenses and other current liabilities	1,462	(1,148)	(325)
Amounts due to subsidiaries	3,440	7,418	5,937
Cash provided by operating activities	3,065	6,410	14,483
Investing activities:
Dividend received from a subsidiary	-	-	22,060
Investment in an equity method investee	-	(3,712)	(9,016)
(Increase) decrease in amounts due from subsidiaries	(1,829)	(799)	7,575
Purchase of intangible assets	-	(654)	(5,061)
Cash (used in) provided by investing activities	(1,829)	(5,165)	15,558
Financing activities:
Repurchase of ordinary shares	(4,152)	(4,853)	(28,902)
Proceeds from exercise of stock options	2,289	3,041	2,542
Raise of short-term bank loan	-	-	10,000
Cash used in financing activities	(1,863)	(1,812)	(16,360)
(Decrease) increase in cash and cash equivalents	(627)	(567)	13,681

Cash and cash equivalents at the beginning of the year	1,882	1,255	688
Cash and cash equivalents at the end of the year	$1,255	$688	$14,369

F - 46

NOTES TO SCHEDULE 1

1	Schedule 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which requires condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year.

As of December 31, 2013 and 2014, $134,571 and $113,505 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2012, 2013 and 2014.

2	Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its subsidiaries.

F - 47

ACTIONS SEMICONDUCTOR CO., LTD.

Third Amended and Restated 2007 Equity Performance and Incentive Plan

1.	Purpose. The purpose of the Third Amended and Restated 2007 Equity Performance and Incentive Plan (the “Plan”) is to attract and retain officers, employees, non-employee directors and consultants for Actions Semiconductor Co., Ltd., a Cayman Islands exempted company, and its Subsidiaries and to provide to such persons incentives to stay with the Company and make superior contributions to the Company in the future.

2.	Definitions. As used in this Plan,

(a)	“Board” means the Board of Directors of the Company and, to the extent of any delegation by the Board to a committee (or subcommittee thereof) pursuant to Section 13 of this Plan, such committee (or subcommittee).

(b)	“Company” means Actions Semiconductor Co., Ltd., a Cayman Islands exempted company, or any successor corporation thereto.

(c)	“Date of Grant” means the date specified by the Board on which a grant of Option Rights or a grant or sale of Restricted Shares or Restricted Share Units will become effective (which date will not be earlier than the later of (i) the date on which the Board takes action with respect thereto; or (ii) the date on which a Participant commences the provision of services to the Company or any one or more of its Subsidiaries).

(d)	“Director” means a member of the Board of Directors of the Company.

(e)	“Employee” means any person employed by the Company or any of the Company’s present or future parent or subsidiary corporations as defined in sections 424(e) or (f) of the U.S. Code, and any other entities the employees of which are eligible to receive incentive stock options under the U.S. Code. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(f)	“Evidence of Award” means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Board that sets forth the terms and conditions of the awards granted. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, with the approval of the Board, need not be signed by a representative of the Company or a Participant.

(g)	“Market Value per Share” means, as of any particular date, the fair market value of one of the Shares of the Company as determined by the Board.

(h)	“Optionee” means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

(i)	“Option Price” means the purchase price payable on exercise of an Option Right.

(j)	“Option Right” means the right to purchase Shares upon exercise of an option granted pursuant to Section 4 of this Plan.

(k)	“Participant” means a person who is selected by the Board to receive benefits under this Plan and who is at the time an officer, employee, non-employee director or consultant of the Company or any one or more of its Subsidiaries, or who has agreed to commence serving in any of such capacities within 90 days of the date on which the Board takes action to approve a grant of an award under this Plan. The term “Participant” shall also include any person who provides services to the Company or a Subsidiary that are equivalent to those typically provided by an employee.

(l)	“PRC” means the People’s Republic of China.

(m)	“Restriction Period” means the period of time during which Restricted Share Units are subject to deferral limitations under Section 6 of this Plan.

(n)	“Restricted Shares” means Shares granted or sold pursuant to Section 5 of this Plan as to which neither the risk of forfeiture nor the prohibition on transfers referred to in such Section 5 has expired.

(o)	“Restricted Share Units” means an award made pursuant to Section 6 of this Plan of the right to receive Shares at the end of a specified Restriction Period.

(p)	“Shares” means the American Depositary Shares representing ordinary shares, par value US $0.000001 per share, of the Company, or any security into which such Shares may be changed by reason of any transaction or event of the type referred to in Section 9 of this Plan.

(q)	“Subsidiary” means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company.

(r)	“U.S. Code” means the United States Internal Revenue Code of 1986, as amended.

3.	Shares Available Under the Plan. Subject to adjustment as provided in Section 9 of this Plan, the number of Shares that may be issued or transferred (i) upon the exercise of Option Rights, (ii) as Restricted Shares and released from the risk of forfeiture thereof, (iii) upon payment of Restricted Share Units, or (iv) in payment of dividend equivalents paid with respect to awards made under the Plan shall not exceed in the aggregate 11,400,000 Shares, all of which are available to be granted as incentive stock options within the meaning of section 422 of the U.S. Code. In addition to the Shares authorized by the preceding sentence, to the extent any award under this Plan otherwise terminates without the issuance of some or all of the Shares underlying the award to a Participant or if any Option Right under this Plan terminates without having been exercised in full, the Shares underlying such award, to the extent of any such forfeiture or termination, shall be available for future grant under this Plan and credited toward the Plan limit. Such Shares may be Shares of original issuance or Shares that have been previously issued and acquired by the Company or a combination of the foregoing. The Board may, at any time, increase or reduce the number of Shares subject to this Plan, but not below the number of Shares then issuable upon outstanding, unexercised Option Rights and unvested Restricted Shares and Restricted Share Units.

4.	Option Rights. The Board may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of options to purchase Shares. Such options may be “incentive stock options” (within the meaning of section 422 of the U.S. Code. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a)	Each grant will specify the number of Shares to which it pertains subject to the limitations set forth in Section 3 of this Plan.

(b)	Each grant will specify an Option Price per Share as determined by the Board, provided that, if the Participant receiving such grant is a United States taxpayer, such Option Price per Share shall not be less than 100% of the Market Value per Share on the Date of Grant. In the case of an incentive stock option (A) granted to an Employee who, at the time the incentive stock option is granted, owns Shares representing more than ten percent (10%) of the voting power of all classes of share capital of the Company or any of the Company’s present or future parent or subsidiary corporations as defined in sections 424(e) or (f) of the U.S. Code, the Option Price per Share will be no less than one hundred ten percent (110%) of the Market Value per Share on the Date of Grant; and (B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the Option Price per Share will be no less than one hundred percent (100%) of the Market Value per Share on the Date of Grant.

(c)	Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company in a currency determined by the Board, (ii) to the extent authorized by the Board, by the actual or constructive transfer to the Company of Shares owned by the Optionee having a value at the time of exercise equal to the total Option Price, (iii) by such other method of payment authorized by the Board, or (iv) by a combination of such methods of payment.

(d)	To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a broker on a date satisfactory to the Company of some or all of the Shares to which such exercise relates.

(e)	Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(f)	Each grant will specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable. Notwithstanding the foregoing, any such grant of Option Rights may provide for the immediate exercisability of the Option Right.

(g)	Any grant of Option Rights may specify management objectives that must be achieved as a condition to the exercise of such rights.

(h)	The Board may, on or after the Date of Grant of any Option Rights, provide for the payment of dividend equivalents to the Optionee on either a current or deferred or contingent basis or may provide that such equivalents will be credited against the Option Price.

(i)	No Option Right will be exercisable more than 10 years from the Date of Grant, except that an Option Right intended to be an incentive stock option issued to an individual who owns more than ten percent of the total outstanding voting power of the Company’s outstanding stock (within the meaning of section 422 of the U.S. Code) will not have a term of more than 5 years.

(j)	The Board reserves the discretion after the Date of Grant to provide for (i) the payment of a cash bonus at the time of exercise; (ii) the availability of a loan at exercise; (iii) the right to tender in satisfaction of the Option Price non-forfeitable, unrestricted Shares, which are already owned by the Optionee and have a value at the time of exercise that is equal to the Option Price.

(k)	Each grant of Option Rights will be evidenced by an Evidence of Award. Each Evidence of Award shall be subject to the Plan and shall contain such terms and provisions as the Board may approve.

(l)	A grant of Option Rights that is not intended to be an incentive stock option shall be designated as a “Non-statutory Stock Option” or a “Nonqualified Stock Option.” Each grant that is intended to be an incentive stock option shall be subject to the following additional terms and conditions: (i) it shall only be granted to Employees, and shall be subject to and construed consistently with the requirements of section 422 of the U.S. Code, (ii) it shall be treated as a nonqualified stock option to the extent that, in the calendar year in which the Option is first exercisable, the aggregate fair market value of the Shares subject to the Option Right (when added to other awards granted to the same individual that are intended to be incentive stock options under any plan maintained by the Company and certain related corporations) exceeds US$100,000 or such other limitation as might apply under section 422 of the U.S. Code, (iii) it must be granted within 10 years from the adoption of the Plan or the date that it is approved by shareholders, whichever is earlier, (iv) it is not transferable other than by the laws of descent and distribution, and, during the option holder's lifetime, can be exercised only by the option holder, and (iii) the Company shall have no liability to a Participant, or any other party, if an Option Right (or any part thereof) that is intended to be an incentive stock option is not an incentive stock option, or for any action taken by the Board, including without limitation the conversion of an incentive stock option to a non-statutory stock option.

5.	Restricted Shares. The Board may also authorize the grant or sale of Restricted Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a)	Each such grant or sale will constitute an immediate transfer of the ownership of Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the risk of forfeiture and restrictions on transfer hereinafter referred to.

(b)	Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c)	Each such grant or sale will provide that the Restricted Shares covered by such grant or sale will be subject to a risk of forfeiture for a period to be determined by the Board at the Date of Grant.

(d)	Each such grant or sale will provide that during the period for which such risk of forfeiture is to continue, the transferability of the Restricted Shares will be prohibited or restricted in the manner and to the extent prescribed by the Board at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing risk of repurchase in the hands of any transferee).

(e)	Any grant of Restricted Shares may specify management objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such Shares.

(f)	Any such grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be subject to the same restrictions as the underlying award.

(g)	Each grant or sale of Restricted Shares will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Board may approve. Unless otherwise directed by the Board, all certificates representing Restricted Shares will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such Shares.

6.	Restricted Share Units. The Board may also authorize the granting or sale of Restricted Share Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a)	Each such grant or sale shall constitute the agreement by the Company to deliver Shares to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Restriction Period as the Board may specify.

(b)	Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c)	Each such grant or sale shall be subject to a Restriction Period, as determined by the Board at the Date of Grant.

(d)	During the Restriction Period, the Participant shall have no right to transfer any rights under his or her award and shall have no rights of ownership in the Restricted Share Units and shall have no right to vote them, but the Board may, at or after the Date of Grant, authorize the payment of dividend equivalents on the Shares underlying such units on either a current or deferred or contingent basis, either in cash or in additional Shares.

(e)	Each grant will specify whether the Restricted Share Units will be payable at the end of the Restriction Period (i) in cash in a currency determined by the Board, (ii) by the actual transfer to the Participant of Shares, or (iii) by a combination of such methods of payment.

(f)	Any grant of Restricted Share Units may specify management objectives that, if achieved, will result in termination or early termination of the Restriction Period.

(g)	Each grant or sale of Restricted Share Units shall be evidenced by an Evidence of Award and shall contain such terms and provisions, consistent with this Plan, as the Board may approve.

7.	Type of Securities Issued. In lieu of delivering Shares in connection with an award of Option Rights, Restricted Shares, or Restricted Shares Units under this Plan, the Board may provide, at or after the Date of Grant, that the securities to be issued or transferred in connection with such awards shall be ordinary shares, par value US $0.000001 per ordinary share, of the Company.

8.	Transferability.

(a)	Except as otherwise determined by the Board, no Option Right or other security granted under this Plan shall be transferable by a Participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Board, Option Rights shall be exercisable during the Optionee’s lifetime only by him or her or by his or her guardian or legal representative.

(b)	The Board may specify at the Date of Grant that part or all of the Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or upon the termination of the Restriction Period applicable to Restricted Share Units or (ii) no longer subject to the risk of forfeiture and restrictions on transfer referred to in Sections 5 and 6 of this Plan, will be subject to further restrictions on transfer.

9.	Adjustments. The Board shall make or provide for such adjustments in the numbers of Shares covered by outstanding Option Rights granted hereunder, in the Option Price, and in the kind of shares covered thereby and such other amendments to the terms of any outstanding awards granted hereunder, as the Board, in its sole discretion, exercised in good faith, may determine is equitably required or appropriate to prevent dilution or enlargement of the rights of Participants that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Board, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced. The Board shall also make or provide for such adjustments in the number of Shares specified in Section 3 of this Plan as the Board in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 9.

10.	Fractional Shares. The Company shall not be required to issue any fractional Shares pursuant to this Plan. The Board may provide for the elimination of fractions or for the settlement of fractions in cash.

11.	Withholding Taxes. To the extent that the Company is required to withhold PRC or other taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit.

12.	Multiple Jurisdictions. In order to facilitate the making of any grant under this Plan, the Board may provide for such special terms for awards to Participants who are employed by the Company or any of its Subsidiaries in any particular jurisdiction other than the PRC, or who are nationals of any particular jurisdiction other than the PRC, as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. In addition, the Board may approve such supplements to or restatements or alternative versions of this Plan, including, without limitation, a sub-plan to this Plan, as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Company Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements or restatements, however, shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

13.	Administration of the Plan.

(a)	This Plan will be administered by the Board, which may from time to time delegate all or any part of its authority under this Plan to the Compensation Committee of the Board (or a subcommittee thereof), as constituted from time to time. A majority of the committee (or subcommittee) will constitute a quorum, and the action of the members of the committee (or subcommittee) present at any meeting at which a quorum is present, or acts unanimously approved in writing, will be the acts of the committee (or subcommittee). To the extent of any such delegation, references in this Plan to the Board will be deemed to be references to such committee or subcommittee.

(b)	The interpretation and construction by the Board of any provision of this Plan or of any agreement, notification or document evidencing the grant of Option Rights, Restricted Shares or Restricted Share Units and any determination by the Board pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Board will be liable for any such action or determination made in good faith.

14.	Amendments, Etc.

(a)	The Board may at any time and from time to time amend the Plan in whole or in part; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the NASDAQ Global Market or, if the Shares are not quoted on the NASDAQ Global Market, the principal national securities exchange upon which the Shares are traded or quoted (“Applicable Law”), will not be effective unless and until such approval has been obtained. Nothing herein shall be construed to limit the Company’s authority to offer similar or dissimilar benefits under other plans or otherwise with or without further shareholder approval.

(b)	The Board also may permit Participants to elect to defer the issuance of Shares or the settlement of awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Board also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(c)	The Board may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(d)	In case of termination of employment by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances, of a Participant who holds an Option Right not immediately exercisable in full, or any Restricted Shares as to which the risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Restricted Share Units as to which the Restriction Period has not been completed, or who holds Shares subject to any transfer restriction imposed pursuant to Section 8(b) of this Plan, the Board may, in its sole discretion, accelerate the time at which such Option Right may be exercised or the time at which such risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Restriction Period will end or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

(e)	This Plan shall not confer upon any Participant any right with respect to employment or other service with the Company or any Subsidiary (including, without limitation, continuation of employment), nor shall it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant’s employment or other service at any time, with or without cause. The terms of employment of an employee shall not be affected by the execution of this Plan. Awards granted under this Plan shall not form a part of the terms of employment of an employee or entitle such employee to take into account awards granted under this Plan when calculating any compensation or damages upon the termination of such employee’s employment for any reason.

(f)	This Plan shall be effective immediately upon its adoption by the Board; provided, however, that this Plan will be subject to approval by the shareholders of the Company within 12 months after the date this Plan is adopted by the Board, which shareholder approval will be obtained in the manner and to the degree required under Applicable Law. Any Option Rights intended to be granted as incentive stock options under this Plan shall be deemed non-statutory stock options or nonqualified stock options if the Plan is not approved by the shareholders within such 12-month period.

15.	Governing Law. The Plan and all grants and awards and actions taken thereunder shall be governed by and construed in accordance with the internal substantive laws of the Cayman Islands.

16.	Compliance with Law. The grant of awards and the issuance of Shares in connection with such awards under this Plan shall be subject to compliance with all applicable requirements of the laws of the PRC, the laws of the Cayman Islands, and United States federal and state law with respect to such securities. Option Rights may not be exercised and Restricted Share Units may not be paid out if the issuance of Shares would constitute a violation of any such applicable or other laws or regulations or the requirements of any stock exchange or market system upon which the Shares may then be listed. In addition, no Option Rights may be exercised and no Restricted Share Units may be paid out unless (a) a registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”), shall at the time of exercise of the Option Rights or the payment of the Restricted Share Units be in effect with respect to the shares issuable upon exercise of the Option Rights or the payment of the Restricted Share Units or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Option Rights or payment of the Restricted Share Units may be issued in accordance with the terms of an applicable exemption or exception from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of any Option Rights or payment of Restricted Share Units, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

17.	Termination. No grant will be made under this Plan after a term of ten (10) years after the effectiveness of the Plan as provided in Section 14(f), but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

