Form 20-F
period 2015-12-31
Actions Semiconductor Co., Ltd.
filed 2016-04-28
CIK 1342068

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

Telephone: +86-756-339-2353

Facsimile: +86-756-339-2256

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing six Ordinary Shares, par value US$0.000001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Ordinary Shares, par value US$0.000001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market*)

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

*	Not for trading purposes, but only in connection with the registration of American Depositary Shares, or ADSs, pursuant to the requirements of the Securities and Exchange Commission, or the SEC.

**	The total number of Ordinary Shares outstanding as of December 31, 2015 includes 7,821,882, 22,676,244, 34,938,198, 24,212,718, 16,594,848, 14,812,056, 11,772,294 70,774,015 and 90,772,831 Ordinary Shares underlying the ADSs, that the Registrant repurchased during 2007, 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, respectively.

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

All references herein to “we,” “us,” “our,” “Actions” and the “Company” are references to Actions Semiconductor Co., Ltd and, unless the context otherwise requires, all such references include our subsidiaries.

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

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made based on the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board at each specified date. As of December 31, 2015 and April 22, 2016, the exchange rate for one U.S. dollar was RMB 6.4778 and RMB 6.5004, respectively. The table below indicates information concerning exchange rates between RMB and U.S. dollars for the applicable period. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

Per U.S. Dollar
	Period End	Average [1]	High	Low
2011	6.2939	6.4475	6.2939	6.6364

2012	6.2301	6.2990	6.2221	6.3879

2013	6.0537	6.1412	6.0537	6.2438

2014	6.2046	6.1704	6.0402	6.2591

2015	6.4778	6.2827	6.1870	6.4896

October 2015	6.3180	6.3505	6.3180	6.3591
November 2015	6.3883	6.3640	6.3180	6.3945
December 2015	6.4778	6.4491	6.3883	6.4896
January 2016	6.5752	6.5726	6.5219	6.5932
February 2016	6.5525	6.5501	6.5154	6.5795
March 2016	6.4480	6.5027	6.4480	6.5500
April (through April 22, 2016)	6.5004	6.4726	6.4571	6.5004

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data and cash flow data for the three years ended December 31, 2013, 2014 and 2015 and selected balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data and cash flow data for the years ended December 31, 2011 and 2012 and selected balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except number of shares data.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	For the year ended December 31,
	2011		2012		2013		2014		2015
	(thousands, except share and per share data)
Revenues:
System-on-a-chip products	US$	47,168	US$	54,150	US$	69,256	US$	50,143	US$	49,048
Semiconductor product testing services		317		179		135		117		91
Total revenues		47,485		54,329		69,391		50,260		49,139
Cost of revenues:
System-on-a-chip products		(28,821)		(35,007)		(47,907)		(46,148)		(38,333)
Semiconductor product testing services		(176)		(100)		(58)		(46)		(39)
Total cost of revenues		(28,997)		(35,107)		(47,965)		(46,194)		(38,372)
Gross profit		18,488		19,222		21,426		4,066		10,767
Other operating income		1,523		896		2,170		890		3,797
Operating expenses:
Research and development		(22,086)		(23,739)		(25,994)		(31,124)		(28,804)
General and administrative		(8,786)		(8,573)		(8,764)		(10,330)		(9,597)
Selling and marketing		(1,195)		(1,281)		(2,057)		(2,175)		(2,217)
Impairment on intangible assets		(888)		—		—		(820)		(4,467)
Total operating expenses		(32,955)		(33,593)		(36,815)		(44,449)		(45,085)
Loss from operations		(12,944)		(13,475)		(13,219)		(39,493)		(30,521)
Other income (expense)		4,066		1,547		2,336		(2,736)		(2,989)
Dividend income from an other investment		889		—		493		423		488
Investment income from an other investment		268		—		—		—		—
Fair value change in trading securities		4		2		—		—		—
Gain on disposal of an other investment		195		—		—		—		—
Interest income		12,668		13,240		12,358		9,611		5,714
Interest expense		(144)		(250)		(498)		(530)		(850)
Other-than-temporary impairment loss on investments		—		(2,543)		(681)		—		(117)
Income (loss) before income taxes, equity in net (loss) income of equity method investees and non-controlling interest		5,002		(1,479)		789		(32,725)		(28,275)
Income tax (expense) credit		(879)		(772)		(403)		1,796		156
Equity in net (loss) income of equity method investees		(1,113)		41		(264)		566		(317)
Net income (loss)		3,010		(2,210)		122		(30,363)		(28,436)
Add: Net income (loss) attributable to non-controlling interest		(5)		8		2		2		1
Net income (loss) attributable to Actions Semiconductor Co., Ltd Shareholders	US$	3,005	US$	(2,202)	US$	124	US$	(30,361)	US$	(28,435)

Net income (loss) per share attributable to Actions Semiconductor Co., Ltd Shareholders
Basic	US$	0.007	US$	(0.005)	US$	0.000	US$	(0.077)	US$	(0.086)
Diluted	US$	0.007	US$	(0.005)	US$	0.000	US$	(0.077)	US$	(0.086)

Net income (loss) per ADS attributable to Actions Semiconductor Co., Ltd Shareholders
Basic	US$	0.043	US$	(0.032)	US$	0.002	US$	(0.461)	US$	(0.518)
Diluted	US$	0.042	US$	(0.032)	US$	0.002	US$	(0.461)	US$	(0.518)

Weighted-average shares used in computation:
Basic		418,499,545		412,706,341		412,103,255		395,380,921		329,190,733
Diluted		433,983,105		412,706,341		425,415,011		395,380,921		329,190,733

CASH FLOW DATA

	For the year ended December 31,
	2011		2012		2013		2014		2015
	(thousands)
Cash provided by (used in):
Operating activities	US$	7,265	US$	(3,296)	US$	(7,560)	US$	(19,140)	US$	(22,577)
Investing activities		(26,658)		33,791		(26,178)		61,721		(21,932)
Financing activities		7,131		6,936		13,902		(16,628)		3,804

BALANCE SHEET DATA

	As of December 31,
	2011		2012		2013		2014		2015
	(thousands)
Cash and cash equivalents	US$	33,207	US$	71,336	US$	53,263	US$	78,177	US$	36,262
Time deposit		—		—		347		5		154
Restricted deposits		—		10,000		27,161		51,590		65,255
Marketable securities (NIL, NIL,NIL, NIL and NIL carried at fair value as of December 31, 2011, 2012, 2013, 2014 and 2015, respectively)		186,890		130,721		126,607		38,384		13,519
Trading securities		530		76		74		70		68
Accounts receivable, net of allowance for doubtful accounts of $621, NIL, NIL, $558 and NIL as of December 31, 2011, 2012, 2013, 2014 and 2015 respectively		2,794		5,950		5,782		2,832		4,826
Amount due from a related party		9		340		1,301		1,650		1,226
Notes receivable		—		—		—		161		—
Amount due from an equity method investee		64		79		38		41		17
Inventories		7,477		11,979		20,278		13,970		12,076
Prepaid expenses and other current assets		1,675		4,288		3,972		4,511		6,448
Income tax recoverable		—		189		67		186		—
Deferred tax assets		430		504		416		1,179		938
Total current assets		233,076		235,462		239,306		192,756		140,789
Investment in equity method investees		14,246		14,329		17,843		27,352		26,962
Other investments (NIL, NIL, NIL, NIL and NIL carried at fair value as of December 31, 2011, 2012, 2013, 2014 and 2015 respectively)		17,334		16,305		15,648		15,627		15,474
Marketable securities		—		11,239		17,139		—		—
Restricted deposits		—		—		—		—		27,221
Rental deposits		49		49		61		54		56
Property, plant and equipment, net		32,939		32,321		31,896		30,327		27,984
Land use right		1,593		1,584		1,588		1,514		1,417
Acquired intangible assets, net		9,859		10,819		12,218		16,459		9,055
Deposit paid for acquisition of intangible assets		—		—		145		538		—
Deferred tax assets		27		80		99		53		193
Goodwill		—		—		—		—		—
Total assets	US$	309,123	US$	322,188	US$	335,943	US$	284,680	US$	249,151
Total current liabilities		27,466		39,623		49,397		61,536		92,556
Other liabilities		458		13		412		—		—
Payable for acquisition of intangible assets		153		603		—		155		197
Deferred tax liabilities		2,840		3,189		3,589		919		715
Total liabilities		30,917		43,428		53,398		62,610		93,468
Total equity		278,206		278,760		282,545		222,070		155,683
Total liabilities & equity		$309,123		$322,188		$335,943		$284,680		$249,151

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

Risks Related to Our Company

We derive substantially all of our revenues from our Systems-on-a-Chip, or SoCs, for portable media players, tablets and Over-the-Top (“OTT”) boxes, and we cannot be sure that sales of these products will be successful.

We derive substantially all of our revenues from the sales of our SoCs for portable media player, tablet and OTT box applications. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or those applications will continue to remain popular with retail customers. Meanwhile, we attempt to exploit new application markets to bring us additional revenues, such as Open Source Platform and Virtual Reality. We continuously evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, the migration and adoption of smart phones have resulted in the increasing popularity of embedding portable media player functionality directly into smart phones. In 2012, the rapid growth of smart phones and tablets has changed the market of higher end portable media players, so we consolidated our SoCs for portable media players in mainstream and entry-level segments, and have spent most of our resources to accelerate the addition of SoCs for tablets into our product portfolio, sales of which generated almost 21% of our 2015 revenues. However, we may not be able to compete with providers of SoCs for smart phones that combine mobile phone and portable media player functionality into one SoC if such providers expand their product portfolio and compete with us in our target markets. We may also not be able to develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our new products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

·	our accurate prediction of the changing requirements of our customers;

·	our timely completion and introduction of new designs;

·	the availability of third-party manufacturing, assembly, and testing capacity;

·	the ability of our contract foundries to achieve high manufacturing yields for our products;

·	the quality, price, performance, power efficiency and size of our products relative to our competitors;

·	our management of effective sales channels;

·	our customer service capabilities and responsiveness;

·	the success of our relationships with existing and potential customers;

·	changes in industry standards and trends; and

·	the impact of local government policy changes and restrictions on our target market.

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

It typically takes nine to eighteen months for us to design, develop and commence production of our products, and commercial production of consumer end-products that use our SoCs may take an additional two to six months. Product development cycles for our products are lengthy for a number of reasons:

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

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company, or He Jian, United Microelectronics Corporation, or UMC, and Taiwan Semiconductor Manufacturing Company Limited, or TSMC, manufacture almost all of our semiconductors. As a result, if these foundries were to experience any catastrophic or other event that disrupted manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be unable to manufacture our semiconductors with the same yield rate, as we currently have with He Jian, UMC, and TSMC. As a result, we depend significantly on maintaining a strong relationship with these foundries and their continued ability to manufacture our semiconductor products, in order to maintain our revenues and customer relationships. For example, beginning in the third quarter of 2014, due to limited capacity at our foundries, we have experienced a shortage in the wafers needed for our PMP products thus limiting the revenue from our PMP business. In 2015, condition in the foundry capacity has improved.

We provide our foundries with monthly rolling forecasts of our production requirements; however, the ability of them to provide silicon wafers to us is limited by their available capacity. Moreover, the price of our silicon wafers fluctuates based on changes in available industry capacity. We do not have a long term supply contract with these three companies or any other contract foundry. Therefore, they could choose to prioritize capacity for other customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these two companies or any other contract foundry will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on third-party contractors, including:

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

We have different kinds of SoCs for portable media players, tablets and OTT boxes and currently most of these SoCs are utilizing the processing technologies ranging from 0.18 micro to 28 nanometer. We continue to focus our efforts on transitioning our SoCs to smaller process geometry technologies in order to achieve better performance or lower cost. This transition requires us to redesign certain of our products and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller micron process geometry.

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

We have been gradually moving away from our traditional portable media player products and exploring newer product lines such as tablets, OTT boxes and Bluetooth enabled devices with which we hope to differentiate ourselves through innovation and by leveraging our investments in research and development. If we are unable to commercialize such innovations, expand and scale them with sufficient speed, we could fail in our ongoing efforts to maintain and increase our market share and profit margins. In addition, if we do not continue to be recognized as a strong player in our industry because of, among other things, our failure in successfully commercializing our new product lines or if our brand image is tarnished by negative perceptions, our ability to attract and retain customers could be impacted.

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

The principal contract foundries that manufacture our products and all of the principal subcontractors that assemble, package, and test our products are located in China, Hong Kong or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, tsunamis, snowstorms, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster, such as the magnitude 9.0 earthquake and resulting tsunami in Japan in March 2011, near our principal contract foundries or subcontractors could result in damage, power outages, nuclear radiation pollution, and other disruptions that impair their production and assembly capacity and decrease the availability of raw materials or components from suppliers and manufacturers in Japan. In addition, there have been heightened tensions in the relationship between China and Japan in recent years. If the tension between the two countries continues to escalate or even results in regional military conflicts, the availability of raw materials such as monocrystalline silicon from Japan could be materially disrupted. If Japan were to limit the export of, or China were to limit the import of, such raw materials from Japan, due to the political or military tension between the two countries, we and the entire semiconductor industry may encounter supply delays, disruptions and shortages.

Any disruption resulting from the above events could cause significant delays in the production or shipment of our products until we are able to shift our raw material sourcing, manufacturing, assembling, packaging or production testing from the affected supplier or contractor to another third-party vendor. For example, in January and February of 2008, China’s worst snowstorm in more than half a century caused a significant adverse impact on the transportation industry and the economy of China. In May 2008, a major earthquake occurred with its epicenter in Sichuan, China, causing over 69,000 known deaths and estimated property damage in excess of US$20 billion. As a result of the earthquake, the economy of China was adversely affected. Also, the 2003 outbreak of severe acute respiratory syndrome, or SARS, curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, which had a significant adverse effect on the economies of many countries in this region. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. Any future outbreaks of SARS, avian influenza or other public health concerns could result in a significant negative impact on the economy in China and the Asia-Pacific region, harming our business.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete successfully and we may lose or be unable to gain market share.

We face competition from a relatively large number of competitors in China and worldwide. Our principal competitors include AllWinner, Rockchip, Intel, MediaTek, Amlogic, HiSilicon, Mstar, CSR, ISSC, Anyka, Airoha, Buildwin/Appotek, RDA, JieLI, ViMicro, BeKen, BestRely, Freescale, Infotmic, MVSilicon, GeneralPlus, SunPlus and WonderMedia. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design companies.

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

We believe we were a PFIC, as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for calendar year 2015 and believe we will be a PFIC in 2016 and for the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders. See the discussion about taxation in Item 10 of this Annual Report. U.S. shareholders and prospective holders of our ADSs are encouraged to consult their own tax advisers regarding the consequences of our PFIC status under U.S. federal income tax rules.

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

Our management and independent registered public accounting firm have concluded that our internal controls as of December 31, 2015 were effective. However, we cannot assure you that in the future we or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

A worldwide economic downturn could adversely affect the demand for our products, and in turn, our business and results of operations.

The economic and financial downturn beginning in 2009 which affected the global business, banking and financial sectors adversely affected the consumer electronics market, especially in the United States and Europe in 2011. As a result of the economic and financial downturn, there has been depreciation of certain foreign currencies in 2015 that would adversely impact the purchasing power in these areas and result in a decrease in demand for consumer electronics. From 2012 to 2015, Western Europe experienced instability, resulting in reduced demand. In addition, worldwide demand for smartphones, tablets and other consumer electronics slowed in 2015, and the latest industry research from Gartner is calling for a decline in worldwide semiconductor revenue for the first time since 2012. The Chinese economy is also facing certain challenges such as inflation, concerns over the possibility of a bubble in the real estate market and a slowdown of economic growth since 2012, which may result in the suspension or decrease of consumer electronics market demand. Our customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services. There could also be a number of effects from such turmoil on our business, including continued decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counter party failures negatively impacting our treasury operations. Current uncertainty in global economic conditions also poses a risk to the overall economy that could impact our ability to manage commercial relationships with our customers, suppliers and creditors. In addition, to the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

We may not be able to successfully execute future acquisitions or investments or manage or effectively integrate any acquired business, technologies or teams.

From time to time, we seek to acquire or invest in businesses that are complementary to ours. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions or investments on terms favorable to us. If we are unable to execute, manage or integrate our acquisitions and investments effectively, our growth, operating results and financial condition may be materially and adversely affected.

Risks Related to Intellectual Property

We or our customers may be exposed to infringement claims on intellectual property rights by third-parties.

Third-parties, including our competitors, may in the future make claims or initiate litigation that assert patent, copyright, trademark and other intellectual property rights in technologies, related standards and product names that are relevant to us. As we continue to expand our operations and the number of products we manufacture, the risk of such claims may increase. In addition to making claims against us, third-parties may make claims against our customers that incorporate our SoCs into their products. Such actions could adversely affect our relationships with such customers and hurt our sales. The large number of patents in the semiconductor industry, the confidential treatment of some pending patent applications and the rapid rate of issuance of new patents make it neither economically feasible nor possible to determine conclusively in advance whether a product, any of its components, its method of manufacture or use, or its ornamental design, or will in the future infringe upon the patent rights of others. Parties making infringement claims may be able to obtain an injunction that could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could have a material negative effect on our business. Third-parties making infringement claims may also be able to bring an action before the U.S. International Trade Commission that could result in an order stopping the importation into the United States of our products or bring similar actions in other parts of the world. Further, in addition to claims that may be made directly against us, we may be named in infringement actions made against our manufacturers, suppliers or customers. Some of our customer contracts provide that we indemnify the customer against claims of infringement based on our products. Regardless of the merit of these claims, they can be time-consuming, and result in costly litigation and divert the attention of our technical and management personnel.

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

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory and TFT- LCD display, which our customers require for manufacturing the consumer end products. For example, if our customers are unable to obtain sufficient supplies of other key components in their portable media players, tablets or OTT boxes, the sales of our products that are also used in such devices would be adversely affected. In addition, demand in our target markets could be negatively impacted by local government policy changes and restrictions affecting those markets. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced periods of both increased demand and significant downturns, often in connection with, or in anticipation of, maturing product life cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. The downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. For example, in early 2009, the semiconductor industry experienced a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn. In 2015, the worldwide semiconductor industry experienced decline in revenue for the first time since 2012. On the other hand, at times of increased demand, if we cannot meet such demand because of reasons such as production capacity constraints, insufficient inventory or untimely transportation, our business, financial condition and results of operations may also be materially adversely affected.

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

The SEC’s conflict minerals rule requires disclosure by public companies of the origin, source and chain of custody of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured. The rule requires companies to obtain sourcing data from suppliers, engage in supply chain due diligence, and file annually with the SEC a specialized disclosure report on Form SD covering the prior calendar year. The rule could limit our ability to source at competitive prices and to secure sufficient quantities of certain minerals (or derivatives thereof) used in the manufacture of our products, specifically tantalum, tin, gold and tungsten, as the number of suppliers that provide conflict-free minerals may be limited. We may incur material costs associated with complying with the rule, such as costs related to the determination of the origin, source and chain of custody of the minerals used in our products and possible changes to products or sources of supply as a result of such activities. We continue to monitor and investigate the presence of conflict materials within our supply chain. Within our supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the data collection and due diligence procedures that we implement, which may harm our reputation. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, we may risk losing them to our competitors.

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

A prolonged slowdown in the growth of the Chinese economy may harm our growth and profitability.

Our business is primarily dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for portable media players, tablets and OTT boxes will continue to grow with the Chinese economy. While the Chinese economy has experienced significant growth in recent years, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Since 2012, China’s economic growth has been slowed down. We believe this slow down, coupled with slowing worldwide demand for smartphones, tablets and other consumer electronics in 2015, has adversely affected our results of operations and financial condition in recent periods. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

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

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject in a significant degree to the economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. Since 2012, China’s economic growth has been slowed down. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

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

Each of our principal and major PRC subsidiaries, Actions Semiconductor Co., Ltd, or Actions Semiconductor (Zhuhai), and Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), is a foreign invested enterprise. According to the EIT Law, entities that qualify as High Technology Enterprises are expected to benefit from a tax rate of 15%, as compared to the uniform tax rate of 25%. In December 2008 and August 2011, Actions Semiconductor (Zhuhai) was certified as a High Technology Enterprise by the relevant tax authorities and became entitled to a preferential EIT rate of 15% until December 31, 2014. In December 2013, Actions Semiconductor (Zhuhai) was certified as a Key Integrated Circuit Design Enterprise by the relevant tax authorities and became entitled to a preferential EIT rate of 10% until December 31, 2014. On February 24, 2015, the China State Council released the Decisions Concerning the Removal or Adjustment of Certain Regulatory Administrative Items, pursuant to which the MIIT’s certification procedure for IC design enterprises was removed. As a result, Actions Semiconductor (Zhuhai) was entitled to a 15% EIT rate for the year ended December 31, 2015. Artek Microelectronics (Shenzhen) was also certified as a High Technology Enterprise by the relevant tax authorities and became entitled to a preferential EIT rate of 15% from January 1, 2012 to December 31, 2014. For the year ended December 31, 2015, Artek Microelectronics (Shenzhen) was subject to EIT rate of 25%.

Due to a preferential tax policy that provides for tax exemption for two years starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years and a 50% tax rate reduction for the succeeding three years, Actions Semiconductor (Zhuhai) benefited from an EIT rate of 9% for the year ended December 31, 2008, which was the fifth year after it had profits after offsetting its prior years’ tax losses, which EIT rate would otherwise have been 18% during the first year of the five-year EIT transition period. In addition, due to its certification as a High Technology Enterprise and a Key Integrated Circuit Design Enterprise, Actions Semiconductor (Zhuhai) benefited from a 15% EIT rate for each of the years ended December 31, 2009, 2010, 2011 and 2012, and a 10% EIT rate for the year ended December 31, 2013 and 2014. On February 24, 2015, the China State Council released the Decisions Concerning the Removal or Adjustment of Certain Regulatory Administrative Items, pursuant to which the MIIT’s certification procedure for IC design enterprises was removed. As a result, Actions Semiconductor (Zhuhai) was entitled to a 15% EIT rate for the year ended December 31, 2015.

Due to a preferential tax policy that provides for tax exemption for the first two years starting from the first profitable year of operation after taking into account any tax losses brought forward from prior years, and a 50% tax rate reduction for the succeeding three years, Artek Microelectronics (Shenzhen) was exempted from income tax for the year ended December 31, 2008, which was the second year it had profits after offsetting its prior years’ tax losses, and benefited from a 10%, 11% and 12% EIT rate, which would otherwise be the interim 20%, 22% and 24% EIT rates during the five-year transition period, for the years ended December 31, 2009, 2010 and 2011, respectively. In addition, due to its certification as a High Technology Enterprise, Artek Microelectronics (Shenzhen) was entitled to a 15% EIT rate for the year ended December 31, 2012, 2013 and 2014. For the year ended December 31, 2015, Artek Microelectronics (Shenzhen) was subject to EIT rate of 25%. There can be no assurances that any of our PRC subsidiaries will continue to qualify as High Technology Enterprises in the future and benefit from such preferential EIT rate. For more information regarding the impact of the EIT Law on us, see also “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

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

According to the EIT Law, dividends received by a PRC resident enterprise from another PRC resident are exempted from EIT except for the dividends derived from publicly issued and traded shares of a resident enterprise that are held for less than 12 consecutive months. However, it remains unclear whether we, Actions Semiconductor Co., Ltd, and/or our overseas holding companies will be treated as PRC resident enterprises or, if so, whether dividends declared and paid by our subsidiaries in the PRC to our overseas holding companies and by our overseas holding companies to us will be exempted from EIT. Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their source within the PRC. Under PRC Individual Income Tax Law, individuals are generally liable for a 20% individual income tax on dividend income. Such individual income tax should apply to dividends received by a non-resident individual from a PRC resident enterprise. A reduced tax rate on dividends may be applicable for non-resident enterprise investors and non-resident individual investors under an applicable tax treaty or tax arrangement between the PRC and the investor’s resident country or region. Similarly, any gain realized on the transfer of shares by non-resident enterprise and individual investors is also subject to a 10% PRC EIT rate and a 20% individual income tax, respectively, if such gain is regarded as income derived from sources within the PRC unless otherwise exempted under PRC domestic regulations and applicable tax treaties or tax arrangements.

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

As it is uncertain how SAFE Circular 37, and any future regulation concerning offshore or cross-border transactions, will be interpreted or implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Equity Transfer that was released in December 2009 with retroactive effect from January 1, 2008 and its implementation rules.

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

On February 3, 2015, the SAT released the Bulletin on Several Issues of Enterprise Income Tax on Income Derived from Indirect Transfers of Property by Non-resident Enterprises, or Bulletin 7, which also mainly addresses the indirect transfers of equity interests and other properties in resident enterprises by non-resident enterprises but has substantially supplemented Circular 698. As provided in Bulletin 7, if the indirect China taxable property transfer income is generated from buying and then selling the shares of a listed offshore enterprise in the public securities market, it shall not be regarded as transactions without a reasonable business or commercial purpose, and therefore such transfer incomes are not subject to PRC taxes. We believe such provisions should apply in a transfer of our ADSs in the public market by our non-PRC shareholders, and therefore such transfer should not be subject to the reporting or filing obligations otherwise stipulated in Bulletin 7. However, we cannot assure you that the PRC tax authorities will necessarily agree with our interpretation of Bulletin 7.

In addition, we do not believe that a transfer of our ADSs in the public market by our non-PRC shareholders should be treated as an indirect transfer of equity interests in our PRC subsidiaries subject to Circular 698, as such share transfer is not carried out for the main purposes of avoiding PRC taxes. However, there is uncertainty as to the interpretation and application of Circular 698 by the PRC tax authorities in practice.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar so that the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 27.8% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2015. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which may result in a further and more significant appreciation of the RMB against the U.S. dollar. Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may be partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB.

As we rely entirely on dividends paid to us by Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) for, among other items, working capital, distributions to other subsidiaries and capital to make acquisition and investments, any significant devaluation of the RMB may have a material adverse effect on our financial condition. For example, between September 1, 2015 to December 31, 2015, Chinese RMB against the U.S. dollar has depreciated by approximately 1.8%. Such depreciation alone has resulted in decline in dividends receivable, working capital and net shareholder assets of the Company by approximately -1.8%, -1.8%,-1.3%, respectively.

Reduction in interest rates will result in a decrease in our interest income.

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have very limited derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2013, 2014 and 2015, the rate of return on our RMB cash deposit was 5.6%, 5.1% and 3.8%, respectively. As a result of the Chinese government’s alternate efforts to curb inflation or stimulate economy, interest rates have often fluctuated. For example, China’s central bank raised interest rates three times in 2011 due to China’s relatively high inflation rate in 2011 but then decreased interest rates twice in 2012. At the beginning of 2012, the China Banking Regulatory Commission imposed certain limitations on the amount of new loans to be granted by commercial banks in China to minimize the risk of defaults. In 2013, the money market was further tightened, resulting in a shortage of funds for many banks in June and December. In addition, China’s central bank launched interest rate liberalization in July 2013 and cancelled the ceiling and floor which used to limit the fluctuation of commercial banks’ lending rates. China’s central bank reduced interest rate in November 2014 for the first time since July 2012, and further reduced interest rate five times in 2015 in an effort to boost economic growth. Changes in policies and market conditions such as the above may have a direct or indirect material adverse impact on the interest rates offered by banks and other financial institutions and in turn may adversely affect the interest income generated from our financial investments in financial institutions. Further, if there is any future uncertainty in global economic and market conditions, a decreasing interest rate might adversely affect our interest income and in turn impact our net income.

The systematic credit risks among banking and financial institutions in China and worldwide may negatively impact our results of cash management and eventually shareholder’s equity.

As of December 31, 2015, we had marketable securities of US$13.5 million. These marketable securities were principally investments with guaranteed high interest rates and mainly 3 to 24 month terms. Most of them were issued, managed or guaranteed by state-owned banks or financial institutions in China. The Chinese government has been closely supervising its state-owned banks and financial institutions since the global financial crisis in 2008 and does not allow any delinquencies in credit guaranteed by them. However, if the Chinese government relaxes its discipline on its banking and financial systems, the systematic credit risks may cause our investments in marketable securities or the returns on such investments to become uncollectible, impacting our results of cash management, and eventually deteriorating shareholder’s equity.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing price of our ADSs on the NASDAQ Global Select Market has ranged from US$12.24 to US$1.19 per ADS and the last reported sale price on April 22, 2016 was US$1.60. Our ADSs price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many ADS issuers with a majority of operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

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

We may from time to time distribute rights to holders of our ordinary shares, including rights to acquire our securities. We cannot offer to holders of our ADSs those rights unless the securities to which the rights relate are either registered under the U.S. Securities Act of 1933, as amended, which we refer to in this document as the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

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

We, Actions Semiconductor Co., Ltd, or Actions Cayman, are an exempted company incorporated under the Companies Law (2013 Revision), as amended, of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd, originally established as a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. In 2010, we switched Actions Semiconductor (Mauritius) to a “category 1” global business company to be qualified as a resident company in Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 1 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 16, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we established in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor (Zhuhai), a subsidiary incorporated on December 28, 2001 in Zhuhai, China. We conducted substantially all of our operations through Actions Semiconductor (Zhuhai) until Artek Microelectronics (Shenzhen), another wholly owned subsidiary in China with focus on the design, manufacturing, and marketing of SoCs for portable media players, was established on March 14, 2006. As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00, Actions Technology (HK) Co., Ltd., or Actions Technology (HK), a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs, forwarding and logistic infrastructure. In addition, certain of our customers may be able to conduct global tax planning by making purchases through our Hong Kong subsidiary. In August 2007, Actions Semiconductor (Mauritius) transferred its ownership of Actions Technology (HK) to Actions Enterprises (HK) Co., Ltd., or Actions Enterprises (HK), an investment holding company incorporated in Hong Kong in 2007 and wholly owned by Actions Cayman. In July 2010, Actions Enterprises (HK) transferred all of its interest in Actions Technology (HK) to Actions Cayman. As described in more detail below, in July 2010, Actions Cayman sold Actions Enterprises (HK) to Nann Capital Corporation, or Nann Capital, for a nominal consideration of US$1.00, which reflected its zero net value.

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

On December 28, 2005, we established a subsidiary in the British Virgin Islands, Artek Microelectronics Co., Ltd., or Artek Microelectronics (BVI), which served as a holding company for other subsidiaries we might establish in China later on. On January 16, 2006, Artek Microelectronics (BVI) established a subsidiary in Hong Kong, Artek Microelectronics Co., Ltd., (HK) or Artek Microelectronics (HK), which we originally planned to use as our second sales and customer support center in Hong Kong, but it never engaged in any substantial operation. On March 14, 2006, Artek Microelectronics (BVI) established another subsidiary in Shenzhen, China, Artek Microelectronics Co., Ltd., or Artek Microelectronics (Shenzhen), which serves as a part of our sales office and houses our technology service center. On February 10, 2006, we established a subsidiary in the British Virgin Islands, Actions Capital Investment, Inc., or Actions Capital, through which we may invest in or acquire technologies or companies complementary to our current operations. On January 13, 2009, Actions Capital established a subsidiary in Republic of Malaysia, Actions Capital Investment (Malaysia) Inc., or Actions Capital Malaysia, which serves as a tax-effective investment vehicle of Actions Capital. On October 19, 2015, we dissolved and removed Actions Capital Malaysia from registration.

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

On January 6, 2015, we established a subsidiary in Hong Kong, Actions Development (HK) Co., Ltd., or Actions Development, which serves as an overseas stockholding platform for the Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology.

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

B. Business Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players and smart handheld devices, such as Bluetooth audio and music devices, tablets and OTT boxes. We provide integrated platform solutions to portable media player, tablet and OTT box manufacturers, brand owners and value-added distributors that enable them to accelerate the time-to-market for their products. Due to the following reasons, our integrated platform solutions enable our customers to rapidly bring their final products to market with a minimum level of technology investment:

•	Our integrated platform solutions, which comprise SoCs, firmware, software development tools and reference designs, obviate the need for our customers to invest in costly and time-consuming internal firmware and software development for their products, or to source them from multiple suppliers;

•	Our network of third-party value-added distributors and applications developers enable our customers to quickly introduce products with differentiated features and to cost-effectively customize our solutions;

•	Our mixed-signal design capabilities allow us to integrate analog and digital components using a compact system architecture in our portable media player SoCs, and enable our customers to reduce their overall costs and produce smaller, more power-efficient portable products; and

•	Our proximity to the China-based manufacturers of portable media players, tablets and OTT boxes and presence in the rapidly evolving China market for portable media players, tablets and OTT boxes enable us to better identify market trends and align our product development efforts with these market trends.

We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We seek to extend our market leadership in SoC products and platform solutions for the development of portable media players, tablets, Bluetooth enabled devices and OTT boxes through investing in technology development, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Industry Background

Portable media players and tablets are both battery-powered, portable consumer electronic devices that can capture, store and play digital media files such as compressed audio, image and video files. OTT boxes are devices delivering audio, video, and other media data to home entertainment devices through the Internet.

Portable media players are featured with a wide range of industry audio compression technologies, the most popular of which include AAC, APE, FLAC, MP3, Ogg Vorbis and WMA, and video compression technologies such as AMV, FLV, H.264/265, MPEG2/4 and WMV. Portable media players are consumer electronics products with dedicated audio players and integrated digital audio/video players. In addition to the traditional portable media player features, Bluetooth audio and music devices are featured with a wireless technology standard for exchanging data over short distances from fixed and mobile devices, and building personal area network.

Compared with portable media players whose functions are traditionally limited to playing digital media files, tablets have become increasingly popular because they further equip consumers with the capability of browsing the internet or downloading software applications through, for example, WiFi, 3G or 4G networks with the help of operation systems such as the Android and iOS operating systems. In order to provide better web-browsing user experience, tablets are usually equipped with touchscreen displays that are larger than displays of the average portable media players. On the other hand, OTT boxes equip consumers with the ability to enjoy audio and video content from the Internet on their regular TV screens without the involvement of a multiple-system operator in the control or distribution of such content.

We have derived a majority of our revenue and profit from the portable media player market in recent annual periods., This market has experienced a continuous decrease in demand since 2009 due to the popularity of smartphones. Despite this trend we believe the market for wireless connectivity enabled portable media players that connect via Bluetooth and WiFi present potential growth opportunities. Bluetooth technology in consumer electronics has rapidly evolved beyond streaming audio, music and mobile phone accessories to become standard technology in many of today’s most popular consumer electronics devices. In the first quarter of 2014, we launched a Bluetooth dual mode 4.0 product (ATS2805) and in the first quarter of 2015, we launched our first single chip Bluetooth dual mode 4.0 product (ATS2829). The tablet market entered a period of rapid growth in 2012 and 2013, but the market also faced competition from smart phones with large screens. In 2015, competition from smart phones with large screens intensified, resulted in decline in worldwide tablet shipment. The WiFi only tablet market continued facing pressure from tablets with cellular connectivity and experienced intense competition in 2015 which resulted in decrease in demand and low average selling prices. We believe that several factors have driven this growth in demand in 2012 and 2013 and the climate change in 2014 and 2015 for tablets, including:

•	Product Awareness: Following several years of significant growth, demand for tablets began to taper in 2014, worldwide demand for smartphones, tablets and other consumer electronics slowed in 2015, and the latest industry research from Gartner is calling for a decline in worldwide semiconductor revenue for the first time since 2012. In addition, within the tablet market, demand in the WiFi only tablet market, which was the area we focused on, was under pressure from the cellular tablet market. Above all, tablet market experienced intense competition from smart phone with large screens, resulting in decrease in worldwide tablet demand.

•	Software Applications: With a robust ecosystem of software applications geared towards the tablet and smartphone markets and many new and existing software companies developing their own software applications. We believe that the tablets’ ability to download and utilize software applications coupled with this ecosystem will continue to drive consumer demand for tablets.

•	Supply Chain and Price Point: The components used in tablets are in many respects similar to those used in portable media players, with the major difference being the tablets’ larger screen size, touch panel and WiFi/3G RF module. While the tablets do require more precise production quality, this supply chain has been rapidly developing, particularly in Southern China, since the second half of 2011, and is maturing rapidly. With a mature supply chain, the industry is able to deliver 7-inch tablets at a retail price point below US$50 each with good performance and stable quality. Together with the above two factors, this price point has stimulated increasing user demand from consumers who cannot afford higher-end tablets produced by manufacturers such as Apple and Samsung, especially in the emerging markets.

In order to keep up with the trend in the then-current market, in 2012 we started to add SoCs for tablets to our product line. In the first quarter of 2012, we launched the first single-core tablet SoC (ATM7013) and, to quickly catch up with the multi-core trend in the tablet market, we also designed and launched the first multi-core tablet SoC (ATM7029) before the end of 2012. In the second half of 2013, we launched our dual-core tablet SoC (ATM7021) for the entry segment and another high performance quad-core tablet SoC (ATM7039) to penetrate the high-end market segment. In the second half of 2014, we launched our first 28nm chipset for tablets (ATM7059) and OTT boxes (ATM7039s) to penetrate the mid-tier market segment. In the first quarter of 2015, we launched our first 64bit chipset for tablets (ATM9009) and OTT boxes (GT9) to target the high-end market segment. In the last quarter of 2015, we launched the GT7 chipset featuring 4K H.265 decoding, quad-core 64bit CPU and quad-core GPU targeting the global over-the-top ("OTT") set-top box market. We believe the open source intelligent hardware community will play a fundamental role in the development of the IoT market and smart hardware market. To that end, in the first half of 2015, we launched the ActDuino 32-bit S500 and the ActDuino 64-bit S900 open source SoCs and reference design platforms for Android and Linux.

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

Products and Technology

We provide a variety of solutions along the portable media player, tablet and OTT box design and manufacturing value chain. For most of our value-added distributor customers and certain of our more sophisticated contract manufacturer and brand owner customers, we provide our SoCs and solution development kits, or SDKs. For our other customers, we provide our total solutions that consist of our SoCs, SDKs as well as reference designs that include detailed specifications of other required components and references to the providers of those components, which together allow these customers to assemble a complete portable media player, or tablet or OTT box.

Our capability to provide total solutions is the result of our detailed knowledge of the manufacturing technology along the different points of the design and manufacturing value chain. By applying that knowledge, we can mix, match and combine our solutions to fit the diverse needs of our customer base.

System-on-a-Chip (SoC)

The functionality of portable media players, tablets and OTT boxes is largely determined by the SoC controller, which together with memory components constitute a significant portion of a device’s total cost. The slim size and the drive to minimize cost for portable media players, tablets and OTT boxes usually require the manufacturers to use as few SoCs as possible. In addition, the entire system still requires other digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers. We are one of the few fabless SoC design companies that owns mixed mode and power management unit, or PMU, design capability. Our SoCs for portable media players are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a PMU and other components all within one chip. With respect to SoCs for the tablet and OTT box market, we provide a primary SoC and a companion chip which integrates audio codecs and a PMU as a bundled set. By providing this bundled set, we are able to provide customers with slim and cost effective products, while maintaining good performance and low power consumption.

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

The following table sets forth major SoCs we have introduced and shipped from 2013 to the first quarter of 2016

Targeted Application	Product No.	Key Features	Month Introduced
Tablet	ATM9009	1.8GHz quad-core 64-bit CPU, PowerVR G6230 3D graphic, Android OS 5.0 or higher, HEVC 4K x 2K@30fps / H.264 FHD 1080P@60fps video decoder, up to 2560x1600@60fps LCD display with Ultra HD(4K) @30fps external HDMI TV display, Internal ISP up to 13M pixels camera, USB 3.0, and eDP、MHL、MIPI CSI/DSI、HDMI, TrustZoneTM Security system,TFBGA642 packaging, 28nm process technology	January 2015

	ATM7059	1.6G quad-core CPU, SGX544 3D graphic, Android OS 5.0 or higher, 1080P@60fps/4k@30fps video decoder, 1080P@60fps video encoder, HDMI1.4, CMOS sensor,60bit ECC, 32 bit DDR up to 533Mhz, BGA496 packaging, 28nm process technology	December 2014

	ATM7029B	1.3GHz quad-core CPU, SGX540 3D GPU up to 550Mhz, Android OS 4.4 or higher, 1080P@60fps video decoder/encoder,BGA359 packaging	December 2013

	ATM7039	1.6G quad-core CPU, SGX544 3D graphic, Android OS 4.4 or higher, 1080P@60fps video decoder/encoder, HDMI1.4, CMOS sensor,60bit ECC, 64 bit DDR up to 533Mhz, BGA544 packaging	October 2013

	ATM7021	1.3G dual-core CPU,SGX540 3D graphic up to 500Mhz, Android OS 4.4 or higher, 1080P@30fps video decoder/encoder, HDMI1.4, CMOS sensor, 60bit ECC, LQFP176EPAD packaging	July 2013

MP4	ATV6003	720P Video Decoder, HDMI, 40bit ECC, LQFP128 packaging	December 2013

MP3	AK2119C	MP3, WMA, FM Radio, Voice Recording, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm), 8wire-card, 40bit ECC flash	August 2013

	ATJ3310C	MP3, WMA, USB high speed, LQFP48 (7*7mm), 40bit ECC flash	March 2013

	AK2117C	MP3, WMA, FM Radio, Voice Recording, Picture browse, AMV, AVI (MJPEG), LQFP64 (7*7mm), 4wire-card, 40bit ECC flash	March 2013

Car Audio Dongle	ATJ3003C	MP3, WMA, FM Transmit I/F, Host, Nand flash, Card, 40Bit ECC, LQFP48 packaging	August 2013

Boom-Box	ATJ2167	MP3, WMA,APE,FLAC,OGG,WMA LOSSLESS, AIFF, M4A, ALAC, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, 4 wire-card,/eMMC, QFN68 packaging, TTS function	September 2015

	ATS2511	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 1wire-card, LQFP32 packaging, TTS function, no display	February 2014

	ATS2513	MP3, WMA, FM Receiver I/F, RTC (Real-Time Clock), REC (Record), Nor Flash, Host, 1wire-card, LQFP64 packaging, TTS function	February 2014

Bluetooth	ATS282X / ATS2829	Bluetooth 4.2 Dual mode, single chip, MP3, WMA, APE, FLAC, WAV, FM reserver I/F, RTC (Real-Time Clock,Alarm), SD/MMC Card reader, Host, I2S, NorFlash, compatible with Bluetooth V2.1, V3.0,V4.0 and Bluetooth Low Energy (BLE) systems and supports Android and IOS operating systems simultaneously.	January 2015

	ATS2805B	Bluetooth 4.0 Dual mode, MP3, WMA, APE, FLAC, WAV, FM reserver I/F, RTC (Real-Time Clock,Alarm), SD/MMC Card reader, Host, I2S, NorFlash, LQFP64 packaging	June 2014

	ATS2805A	Bluetooth2.1+EDR ( A2DP, HFP, AVRCP ), MP3, WMA, APE, FLAC, WAV, FM reserver I/F, RTC (Real-Time Clock,Alarm), SD/MMC Card reader, Host, NorFlash, QFN56 packaging	August 2013

OTT box	GT7	1.6GHz quad-core 64-bit CPU, Mali-450 MP4 GPU, Android OS 5.1/YunOS 3.1 or higher, 4K H.265 decoding, Ultra HD(4K) TV display with internal HDMI 1.4b, USB 3.0, 10M/100M/1000M Ethernet MAC, TFBGA372 packaging, 28nm process technology	November 2015

	GT9	1.7GHz quad-core 64-bit CPU, PowerVR G6230 3D graphic, Android OS 5.0 or higher, HEVC 4K x 2K@30fps video decoder, Ultra HD(4K) TV display with internal HDMI 1.4, Internal ISP, USB 3.0, 100M Ethernet, TFBGA642 packaging, 28nm process technology	January 2015

	ATM7039S	1.6G quad-core CPU, SGX544 3D graphic, Android OS 4.4 or higher, 1080P@60fps/4k@30fps video decoder, HDMI1.4, CMOS sensor,60bit ECC, 32 bit DDR up to 533Mhz, BGA359 packaging, 28nm process technology	December 2014

	ATM7029	1.2GHz quad-core CPU, GC1000 GPU up to 650Mhz, Android OS 4.4, 1080P@60fps video decoder/encoder,BGA359 packaging	March 2014

Open Source Platform	S900	1.7GHz quad-core 64-bit CPU, PowerVR G6230 3D graphic, Android and Linux open source platform, up to 2560x1600@60fps LCD display with Ultra HD(4K) @30fps external HDMI TV display dual-screen output, HEVC 4K x 2K@30fps / H.264 FHD 1080P@60fps video decoder, USB 2.0/3.0, I2C,UART,SPI, GPIO,PWM,I2S,ADC,Ethernet MAC, FCBGA642 packaging, 28nm process technology	May 2015

	S500	1.3G quad-core CPU, SGX544 3D graphic, Android and Linux open source platform, 2K @ 60fps (1920 × 1200) LCD + 1080P HDMI dual-screen output, H.264 up to 4K video decoder, HDMI 1.4 with HDCP, USB 2.0/3.0, I2C,UART,SPI, GPIO,PWM,I2S,ADC,Ethernet MAC, TFBGA496 packaging, 28nm process technology	March 2015

Solution Development Kits

Our solution development kits, or SDKs, include the embedded firmware code, software tools and documentation necessary to utilize our SoCs in portable media players, tablets and OTT boxes. Our firmware utilizes an embedded structure design with standard interface that allows our customers to pick and choose functionalities and add new device drivers, which in turn lowers the complexity they face in developing their new products and accelerates the time-to-market for their products. Our manufacturing software tools also allow our customers to quickly mass produce their products based on our turnkey process. The principal features of our SDKs include the capability to:

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

Total Solutions

Our total solutions include our SoCs, SDKs and reference designs. Reference designs include detailed specifications of other required components and references to the providers of those components, which, together, allow those customers to assemble a complete portable media player or tablet or OTT box. Our total solutions enable our customers to minimize the time and effort associated with design, development and production of new products.

Customers and Sales

We sell our products in China and world-wide through distribution arrangements and through our direct sales force to value-added distributors, contract manufacturers and brand owners. Though the substantial majority of our sales are made directly to value-added distributors, we consider all members of the portable media player, tablet and OTT box design and manufacturing chain, including the brand owners and contract manufacturers, to be important customers as they may also be involved in the system design and the selection of the integrated platform provider. Brand owners and contract manufacturers often lack the comprehensive in-house design capabilities required to address the market need for increased functionality and the industry trend towards shorter product life cycles. As a result, they generally depend on value-added distributors and integrated platform providers like us to provide total solutions.

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

In 2014, our top five customers included GMI Technology, LianLiWei Tech, Tongchuanghui Tech, Xinlian Tech, LingXin Tech., all of which are value-added distributors and collectively accounted for approximately 66% of our revenues. In 2015, our top five customers included GMI Technology, LianLiWei Tech, Xinlian Tech, LingXin Tech, Richpower Electronic, all of which are value-added distributors and collectively accounted for approximately 71% of our revenues.

Our sales to customers in the PRC accounted for approximately 22.5%, 32.0% and 23.8% of our revenues in 2013, 2014 and 2015, respectively. Export sales to our customers in Hong Kong accounted for approximately 77.5%, 68.0% and 76.2% of our revenues in 2013, 2014 and 2015, respectively. We anticipate that all of our revenue will continue to be represented by sales to customers in Hong Kong and the PRC.

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

As of December 31, 2015, we had a total of 27 direct sales and marketing employees, most of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players, tablets and OTT boxes to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China, allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of December 31, 2015, our technology service center employed 343 field application engineers, 233 of whom were located in Zhuhai, 62 of whom were located in Shanghai, and 48 of whom were located in Shenzhen. We plan to increase the number of our application engineers as we continue to grow our business.

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

We have implemented an ERP (Oracle E-Business Suite) system so that we can successfully conduct data mining on marketing information from our customers’ orders, our own research and development efforts and product delivery status. In 2015, we implemented a BPM (Business Process Management) system to better manage and optimize our business process. It enables us to continuously monitor, measure and improve the business processes, and ultimately improves efficiency and effectiveness of decision-making and execution process. We use control objectives for information and related technology, or COBIT, as guidance and a framework for our information technology governance. We believe our well-developed information technology system is one of the key factors in allowing us to identify market trends and demands ahead of our competitors.

Manufacturing

Our SoCs are manufactured by third-party foundries that process silicon wafers and produce the SoCs. Presently, He Jian, UMC and TSMC manufacture almost all of our semiconductors in mass production stage. We also maintain relationships with other contract foundries to help ensure we have alternative manufacturing capabilities in various processing technologies.

The major raw materials in use are silicon wafers, which are procured by our third-party foundries and are widely available commodity in the semiconductor supply chain. However, the processing capacity in certain technology nodes may significantly fluctuate due to market demands and contract foundries’ capital investment plans. If the capacity is tied up and in high demand, fabricated wafer price will increase and the lead time will be prolonged. For example, during the financial downturn in late 2008 through early 2009, when the market demands were extremely light and foundry utilizations were at record low, we enjoyed competitive wafer pricing. In the second half of 2009, the market demands recovered and foundry capacity become short, and as a result wafer prices had limited flexibility. In addition, starting from 2010, certain international Integrated Device Manufacturers (IDMs) released large orders to foundries, which resulted in foundry capacity being tied up and little flexibility in wafer prices. The condition in foundry capacity has improved in 2015 with wafer price flexibility unchanged.

We manage much of our manufacturing logistics internally, including pre-production hardware testing, test program development, characterization and qualification testing, production scheduling, capacity planning, work-in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis.

Our SoCs are designed to use low-cost, industry standard packages and are to be tested with widely available automatic testing equipment. Following processing, silicon wafers that are manufactured for our SoCs are either tested by us internally or by third-party testing houses such as Siliconware Technology and Tian Shui Hua Tian Technology. Thereafter, these wafers are shipped to third-party packaging subcontractors such as Tian Shui Hua Tian Technology, Siliconware Technology and Nantong Fujitsu Microelectronics, where they are sliced into individual die, assembled into finished semiconductor packages and then tested. Final products testing may also be conducted by us or by another testing service provider such as Shen Zhen Hua Yu Semiconductor.

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first-hand knowledge of the manufacturing process. We conducted approximately 84%, 83% and 83% of the testing of our silicon wafers internally in 2013, 2014 and 2015, respectively, and approximately 76%, 86% and 87% of the testing of our final SoC products internally in 2013, 2014 and 2015, respectively. We will closely evaluate our in-house testing capacity to ensure the most cost-effective combination between on-site and out-sourced testing.

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

Intellectual Property

As of December 31, 2015, we held 179 issued patents and had 91 pending patent applications in the PRC, 15 issued patents and 3 pending patent applications in the United States, and 6 issued patent and 10 pending patent applications in the European Union. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. In addition, we own 29 registered layout designs, 4 registered works of fine art copyright and 34 registered computer software copyrights in the PRC.

We held 58 registered trademarks and 12 pending trademark applications in the PRC as of December 31, 2015. In addition, we also held 11 registered trademarks in Hong Kong, 5 in Taiwan, 4 in the United States, 4 in the European Union, 3 in Australia, 3 in Russia, 2 in Brazil, 3 in Korea, 3 in Singapore, 3 in Japan, 3 in Canada, 1 in Malaysia and 1 in India and 4 pending trademark applications in India and 2 in Brazil, 1 in the European Union, 1 in Indonesia, 1 in Taiwan, 1 in Thailand, 1 in Canada, 1 in Argentina and 1 in Hong Kong as of December 31, 2015. Our trademarks include Actions, Actions Semiconductor, and the Actions Semiconductor logo. These trademarks remain valid while we continue to use and renew them.

We have established an intellectual property rights, or IPR, department which serves our entire organization and undertakes patent application, trademark registration, integrated circuit layout design registration, software copyright registration, and related legal affairs. As of December 31, 2015, we had 4 in-house intellectual property legal counsels and engineers who worked closely with all departments including marketing, research and development and had extensive connections with external law firms and intellectual property offices.

Competition

The market for SoCs for portable media players, tablets and OTT boxes is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as AllWinner, Rockchip, Intel, MediaTek, Amlogic, HiSilicon, Mstar, CSR, ISSC, Anyka, Airoha, Buildwin/Appotek, RDA, JieLI, ViMicro, BeKen, BestRely, Freescale, Infotmic, MVSilicon, GeneralPlus, SunPlus and WonderMedia As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally that are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different from the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As portable media players, tablets and OTT boxes become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as embedding portable media player functionality of audio and video into mobile phones, global positioning systems (GPS), mobile digital TVs, digital photo frames, gaming devices, automotive stereos, boom boxes, MPEG readers, eyewear, watches, Bluetooth earphones, gifts, toys and other fashion items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

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

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue, or the Guidance Catalogue, issued on March 10, 2015 by the PRC Ministry of Commerce and the PRC National Development and Reform Commission, or the NDRC, and went effective on April 10, 2015, digital audio and video codec equipment, integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the above-mentioned business activities currently conducted by Actions Semiconductor (Zhuhai) and our other subsidiaries within the PRC.

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

The Administrative Measures on Certification of Software Enterprises, or the New Software Certification Measures, was issued by the MIIT, the NDRC, the PRC Ministry of Finance, or the MOF, and the PRC State Administration of Taxation, or SAT, on February 26, 2013 and became effective on April 1, 2013. The New Software Certification Measures included, among other things, changes to the definition of software enterprises and the removal of software industrial associations as certification authorities. The Software Certification Measures remain effective, provided that the New Software Certification Measures shall prevail to the extent there is any inconsistency with the Software Certification Measures. On February 24, 2015, the China State Council released the Decisions Concerning the Removal or Adjustment of Certain Regulatory Administrative Items, pursuant to which the MIIT’s certification procedure for software enterprises was removed. Afterwards, China Software Evaluation Alliance, or CSEEA, was established on December 4, 2015, by relevant industry associations, including Guangdong Software Industry Association, Shenzhen Software Industry Association and Shanghai Software Industry Association. The CSEEA is now handling the evaluation of the criteria of the certification of software enterprise.

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

On December 3, 2013, MIIT, the NDRC, Ministry of Finance and SAT jointly issued a new measure on the IC design certification, or the New IC Design Certification Measure, which came into effect on January 1, 2014 and abolished the Old IC Design Certification Measures on the same day. The New IC Design Certification Measures included, among other things, changes to the requirement for the recognition of IC design enterprise. Actions Semiconductor (Zhuhai) has been certified as an integrated circuit design enterprise from 2005 to 2014, and is subject to annual inspection. On February 24, 2015, the China State Council released the Decisions Concerning the Removal or Adjustment of Certain Regulatory Administrative Items, pursuant to which the MIIT’s certification procedure for IC design enterprises was removed.

NDRC, MIIT, Ministry of Finance, Ministry of Commerce and SAT jointly issued the Trial Measures for the Administration over the Recognition of Key Software Enterprises and Integrated Circuit Design Enterprises under State Planned Layout on August 9, 2012, or the Recognition of Key Integrated Circuit Design Enterprises, pursuant to the Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry which was jointly issued by Ministry of Finance and SAT on April 20, 2012 and became effective retrospectively on January 1, 2011. Once recognized as a Key Software Enterprise or a Key Integrated Circuit Design Enterprise, a company is entitled to enjoy, among other things, 10% tax preference on EIT if no tax exemption preference is enjoyed in the current year. Actions Semiconductor (Zhuhai) has been certified as a Key Integrated Circuit Design Enterprise for year 2011-2012 and 2013-2014 consecutively. Actions Semiconductor (Zhuhai) was not certified as a Key Software Enterprise or a Key Integrated Circuit Design Enterprise in 2015. As a result, Actions Semiconductor (Zhuhai) was entitled to a 15% EIT rate for the year ended December 31, 2015.

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

Registered trademarks are protected under the Trademark Law amended by the Standing Committee of National People’s Congress, or the SCNPC, on August 30, 2013 and effective as of May 1, 2014. A trademark registration is valid for ten years, and such ten-year period can be renewed. The Chinese trademark law adopts a first-to-file policy, cross-class protection is only allowed to well-known trademark.

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

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on August 5, 2008 and effective as of the same date, or the Foreign Exchange Regulation, and various further regulations issued by SAFE, RMB can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services as long as such payment is supported by bona fide legal transactions, which will be examined by the responsible bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into RMB, or RMB into foreign currency, and remittance thereof into or out of China requires approval or registration by SAFE or its local counterparts. Pursuant to the Notice on Further Simplifying and Improving the Foreign Exchange Administration Concerning Direct Investment, which was promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE or its local counterparts, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

Within China, unless otherwise approved, all payments must be made in RMB. Pursuant to the Foreign Exchange Regulation, Chinese companies may repatriate foreign currency payments received from abroad into China or retain them abroad, the conditions and terms thereof shall be provided by SAFE, in accordance with the balance of payments and the need of foreign currency administration. Foreign invested enterprises, such as Actions Semiconductor (Zhuhai), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

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

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on February 19, 2014 and effective as of March 1, 2014.

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

Seasonality

For a discussion of the seasonal factors affecting our business, see “Item 5.D. Operating and Financial Review and Prospects – Trend Information – Seasonality of the demand for our products.”

C.	Organizational Structure

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries as of March 31, 2016.

Actions Semiconductor Co., Ltd. (Cayman Islands)
100%
Actions Semiconductor Co., Ltd. (Republic of Mauritius)
100%
Actions Microelectronics Co., Ltd. (Hong Kong SAR)
100%
Actions Capital Investment Inc. (BVI)
100%
Actions Semiconductor Co., Ltd. (Zhuhai, China)
100%
Actions Development (HK) Co., Ltd
19.67%
73.73%
Mavrix Technology Inc. (Cayman Islands)
100%
Actions (Zhuhai) Technology Co., Ltd. (Zhuhai, China)
100%
Mavrix Technology (HK) Co., Ltd (Hong Kong SAR)
100%
Shanghai Actions Semiconductor Co., Ltd. (Shanghai, China)
100%
Actions Technology(HK) Co., Ltd. (Hong Kong SAR)
100%
Artek Microelectronics Co., Ltd. (HK) (Hong Kong SAR)
100%
Shanghai Mavrix Technology Co., Ltd (Shanghai, China)
100%
Artek Microelectronics Co., Ltd. (Shenzhen, China)
100%
Actions (Zhuhai) Microelectronics Co., Limited (Zhuhai, China)

D.	Property, Plants and Equipment

With support from subsidiaries in Shanghai and Shenzhen, China, our corporate headquarters facilitate the majority of our semiconductor design operation, including our semiconductor testing operations. We entered into a Land Use Right Grant Agreement on December 21, 2005 with the Bureau of Land Resources, Zhuhai for 52,250 square meters of land on which to set up our corporate headquarters. The construction of our headquarters at this location began in June 2008 and was completed in May 2011. The total construction cost was approximately US$30 million. We believe our current facilities are adequate and that additional space will be available on commercially reasonable terms for the foreseeable future.

Our other principal locations, their purposes and the expiration dates for leases on facilities at those locations are shown in the table below:

Location	Purpose	Approximate square feet	Lease expiration
Hong Kong	Export trade office and warehouse	2,061	March 2017

Shenzhen, PRC	Sales office and technology service center	13,546	May 2017

Shanghai, PRC	Research and development and management service center	12,036	September 2016

Taipei	Research and development	2,976	July 2017

On March 19, 2010, Actions Technology (Shanghai) won the bid to purchase from the local government the land use right for 50 years of a parcel of land of approximately 11,000 square meters in size located in Zhangjiang Hi-Tech Park, Pudong District, Shanghai, for a purchase price of RMB 61.2 million and entered into a land transfer contract with the Pudong District government after paying the full bidding price on July 23, 2010. After Actions Cayman transferred Actions Enterprise (HK), the holding company of Actions Technology (Shanghai), to Nann Capital and invested in 40% of Nann Capital, Actions Technology (Shanghai) has become one of our indirect equity method investments. Actions Technology (Shanghai) plans to construct a research and development center, or R&D Center, on this parcel of land and expects to fund the bulk of the construction with capital injection from its shareholders, including us. In May 2012, Actions Technology (Shanghai) obtained the approval for the construction plan and commenced construction work. The total cost of the R&D Center is estimated to be approximately RMB 378 million and, as of December 31, 2015, expenditures for the construction totaled approximately RMB 303 million. The construction of the R&D Center is expected to be completed in August 2016.

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

Revenues from our SoCs for portable media players, tablets and OTT boxes are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players and tablets mature in the market, their selling prices tend to decline over time. We seek to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2013, 2014 and 2015, sales of SoCs for portable media players, tablets and OTT boxes accounted for approximately 99.8%, 99.8% and 99.8% of our total revenues, respectively.

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

In general, our per unit costs, including wafer cost and external testing and packaging fees, declined for the majority of our SoC products beginning from the second quarter of 2004 through the second quarter of 2006 as we increased the volume of our orders and experienced economies of scale. From 2007 to 2012, our per unit costs declined further due to design improvements, wafer processing technology migration, and a decrease in wafer prices. As SoCs for multimedia products accounted for a higher proportion of our products in 2015 and these units have relatively lower per unit costs, our per unit costs have decreased in 2015.

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

Research and development expenses comprised 70.6%, 70.0% and 63.9% of our operating expenses in 2013, 2014 and 2015, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, although we reduced research and development expenses in 2015, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and as the life cycles of our products shorten.

General and administrative expenses: Our general and administrative expenses consist primarily of salaries, share-based compensation, employee benefits, and related expenses for information technology, human resources, finance, legal, other administration functions, and senior management. General and administrative expenses comprised 23.8%, 23.2% and 21.3% of our operating expenses in 2013, 2014 and 2015, respectively. We have managed since 2008, and expect to continue in the future, to control our general and administrative expenses in a cost effective manner, which includes a pay cut on executives and high-level management personnel and a hiring freeze of non-engineering employees we instituted in January 2009 that currently remain in effect. In addition, we have continued to improve our working processes and efficiency to lower general and administrative expenses. Our general and administrative expenses may increase in the future to further expand our business and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company.

Selling and marketing expenses: Our selling and marketing expenses consist primarily of salaries, share-based compensation, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Selling and marketing expenses comprised 5.6%, 4.9% and 4.9% of our operating expenses in 2013, 2014 and 2015, respectively. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our selling and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts and marketable securities as a part of our cash management activities.

Other loss

Our other loss is principally comprised of loss related to certain foreign exchange losses.

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

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, Actions Semiconductor Mauritius’ and Artek Microelectronics (HK)’s income are subject to taxation in Mauritius and Hong Kong, respectively; however, up to and as of December 31, 2015, both entities have not had any taxable profits. Shanghai Actions, Actions Microelectronics (HK) and Actions Capital Investment Inc. have been loss making since their incorporation. Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

Effective January 1, 2008, the EIT Law in China was implemented. Under the law:

1.	all resident enterprises, domestic or foreign, are subject to the unified EIT rate of 25%.

2.	companies that are categorized as High Technology Enterprises are entitled to a reduced tax rate of 15%.

The EIT Law allows the preferential tax treatment to be continued to be enjoyed by companies up until the year when such preferential tax treatment expires. For those companies whose tax holiday had not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law, i.e., 2008.

Actions Semiconductor (Zhuhai)

Actions Semiconductor (Zhuhai) was established in the Zhuhai Special Economic Zone of China, or Zhuhai Economic Zone, principally conducting its business operations in this Zhuhai Economic Zone. The company was named as a “Key Integrated Circuit Design Enterprise” effective from December 2013. In addition, on October 10, 2014, Actions Semiconductor (Zhuhai) successfully renewed its certificate of “High Technology Enterprise” effective from January 1, 2014. As a result, the applicable tax rate were 10% for the years ended December 31, 2013 and 2014, respectively, and 15% for the year ending December 31, 2015 and 2016, respectively.

Actions (Zhuhai) Technology

Actions (Zhuhai) Technology was established in the Zhuhai Special Economic Zone of China, or Zhuhai Economic Zone, principally conducting its business operations in this Zhuhai Economic Zone. The company has not obtained any certification for EIT favorable rate, thus the company subject to the tax rate of 25%.

Artek Microelectronics (Shenzhen)

Artek Microelectronics (Shenzhen) was established in the Shenzhen Special Economic Zone, or Shenzhen Economic Zone, of China, it successfully obtained a certificate of "High Technology Enterprise" in 2012, resulting in an income tax rate of 15% being applied for the years ended December 31, 2012, December 31, 2013 and December 31, 2014. From 2015, Artek Microelectronics (Shenzhen) subjects to the tax rate of 25%.

Tax Residency

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law became effective January 1, 2008 and provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers. Despite the current uncertainties resulting from the limited PRC tax guidance on the issue, except Mavrix whose place of effective management is in Shanghai, we determined that our legal entities organized outside of the PRC should not be treated as PRC tax residents for EIT Law purposes as the places of effective management of such entities are outside of China. If one or more of our legal entities organized outside of the PRC were characterized as a PRC tax resident, then the additional tax cost might be significant. See also “Item 3.D. Key Information — Risk Factors —Risks Related to Doing Business in China— We may be deemed a Chinese resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.”

Our calculation of income taxes generally reflects our status as a non-PRC tax resident company. An additional consequence of us and/or our non-PRC subsidiaries being treated as tax residents in the PRC would be the taxability in the PRC of certain payments we make to the non-PRC tax resident recipients. This may include dividends, interest, and royalties.

We have subsidiaries that are tax residents in the PRC so we will be subject to the PRC dividend withholding tax of 10% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. Our tax provision includes $715 of income tax expense for the 10% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within Artek Microelectronics (Shenzhen) as of December 31, 2015.

Actions Technology (HK), Artek Microelectronics (HK) and Actions Microelectronics Co., Ltd. were subject to Hong Kong Profits Tax at a rate of 16.5% for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Revenue Recognition. Our revenues are primarily derived from the sale of SoC products that we design and develop at our own expense. We recognize revenue based on firm customer orders with fixed terms and conditions, including the selling price net of discount and commissions, if any. We recognize revenue when delivery has occurred and collectability is determined to be reasonably assured. Since all of our product sales have destination shipping terms and no rights of return, we determine that delivery has occurred when the goods are delivered to the customers or the carrier and we receive acknowledgment of receipt or shipment, which occur simultaneously. We further determine that collectability is reasonably assured by performing an assessment of credibility of our customers based on their operating results and past payment records. We only sell products to customers that are determined to have the ability to make payments and have not had material collectability defaults in the past. We also provide semiconductor product testing, and revenue is recognized when the services are rendered. We do not provide our customers with price protection and only provide the right of return for defective goods in connection with our warranty policy. To date, the costs of our warranty policy have been insignificant.

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

Share-based Compensation Expense. We approved our share-based compensation plan and its amendment in May 2007 and on May 21, 2008, pursuant to which we granted options to purchase 8,000,000 of our ADSs, representing 48,000,000 ordinary shares, to employees at exercise prices of US $3.30 per ADS in exchange for their continuous employment of 4 years after the grant date. The exercise prices of the options were reduced to US$1.40 on February 26, 2009, and the first exercise date was postponed to the second anniversary of grant date. On November 12, 2010 and April 1, 2013, we further amended the plan to increase the number of shares available for grant by 1,400,000 ADSs, representing 8,400,000 ordinary shares, and 2,000,000 ADSs, representing 12,000,000 ordinary shares, respectively. We account for share-based compensation for employees based on the grant-date fair value of the award determined options using the Black-Scholes option pricing model. For any awards that are modified, we calculate the incremental fair value of the award resulting from the modification. Such incremental value is calculated as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified and it is further amortized over the remaining vesting period of the award. That cost will be recognized over the period during which our employees provide services in exchange for the award, which is typically four years. If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly and could materially affect our operating results. For example, we reviewed our actual employee terminations in the past two years and changed the estimated employee forfeiture rate from original 15% to 11% to reflect the current competitive environment of talent recruiting and sustaining in China. We estimated forfeitures at the time of grant based on our historical experiences and record share-based compensation expenses only for those awards that are expected to vest. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expenses to be recognized in future periods.

On April 1, 2013, we granted certain performance-based share awards the underlying ADSs of which will vest in accordance with performance milestones. We recognize share-based compensation expense associated with such options after an evaluation on the likelihood of achieving the performance milestones. No share-based compensation was accrued as the probability that these performance conditions will be achieved was remote as at December 31, 2014 and 2015.

In May 2015, we approved an employee stock ownership incentive plan, or 2015 ESOIP, pursuant to which we may grant restricted stock units, or RSUs, of Actions (Zhuhai) Technology to directors, officers, personnel at key positions and consultants of Actions (Zhuhai) Technology and its affiliates. Pursuant to the 2015 ESOIP, an aggregate of 15% of the registered capital of Actions (Zhuhai) Technology were reserved for issuance. In 2015, an aggregate of 16,175,000 RSUs of Actions (Zhuhai) Technology were granted under the 2015 ESOIP. These awards have a requisite service period of two to three years. We accounted for share-based compensation for the RSU awards granted in 2015 based on the grant date fair value.

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

Impairment of Long-lived Assets (Property, plant and equipment and acquired intangible assets). The valuation of long-lived assets is tested whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. An impairment assessment has been made on the comparison of the estimated undiscounted future cash flows generated by long-lived assets and their current carrying amounts. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss by which the carrying value of the assets exceeds their recoverable amount. The recoverable amount is based on the fair value of the assets. We estimate the fair value of the assets through internal and external valuation. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues, calculated using an appropriate royalty rate, discount rate and long-term growth rate. US$0.8 million and $4.5 million impairment of intangible assets was recognized in 2014 and 2015, respectively. If the future economic situation deteriorates and actual cash flows generated from long-lived assets are less than the projected cash flows, impairment loss would be recognized and would adversely impact our future operating results.

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

In 2015, we recorded other-than-temporary impairment losses related to one unlisted equity securities issued by a private entity. Our management has assessed that the decline in value is other-than-temporary as it is resulted by the drop of the net asset value, thus impairment losses of approximately $0.1 million have been recognized and the investment in this unlisted equity securities was written down to approximately $0.7 million as of December 31, 2015.

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

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 2.6% in 2013, 2.0% in 2014, and 1.4% in 2015.

Foreign Currency Risk

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Exchange Risk” and “Item 3.D Risk Factors—Risks Related to Doing Business in China —Fluctuations in the value of RMB could negatively impact our results of operations” for information regarding the impact of foreign currency fluctuations on the company.

Government Policies

For information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, our operations or our shareholders’ investments, see “Item 3.D Risk Factors—Risks Related to Doing Business in China,” “Item 4.B Information on the Company—Business Overview—Regulations,” “Item 5.A Operating and Financial Review and Prospects—Operating Results –Taxation” and “Item 10.E Additional Information—Taxation.”

Recently Issued Accounting Pronouncements (Adopted)

In April 2014, the FASB issued a new pronouncement which amends the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in US GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide information about the ongoing trends in a reporting organization's results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted.

Recent Accounting Pronouncements (Not Yet Adopted)

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

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation - Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

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

In January 2015, the FASB issued a new pronouncement which eliminates from US GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

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

In April 2015, the FASB issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to present as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance is effective for interim and fiscals years beginning after December 15, 2015, with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In July 2015, the FASB issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In January 2016, the FASB issued an accounting standard update which improves certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance changes the measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value, and also amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted for certain changes. The guidance should be applied as a cumulative-effect adjustment as of the date of adoption, except for the guidance related to equity securities without readily determinable fair values should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2013		%	2014		%	2015		%
	(thousands)			(thousands)			(thousands)
Revenues:
System-on-a-chip products	US$	69,256	99.8%	US$	50,143	99.8%	US$	49,048	99.8%
Semiconductor product testing services		135	0.2%		117	0.2%		91	0.2%
Total revenues		69,391	100.0%		50,260	100.0%		49,139	100.0%
Cost of revenues:
System-on-a-chip products		(47,907)	-69.0%		(46,148)	-91.8%		(38,333)	-78.0%
Semiconductor product testing services		(58)	-0.1%		(46)	-0.1%		(39)	-0.1%
Total cost of revenues		(47,965)	-69.1%		(46,194)	-91.9%		(38,372)	-78.1%
Gross profit		21,426	30.9%		4,066	8.1%		10,767	21.9%
Other operating income		2,170	3.1%		890	1.8%		3,797	7.7%
Operating expenses:
Research and development		(25,994)	-37.5%		(31,124)	-61.9%		(28,804)	-58.6%
General and administrative		(8,764)	-12.6%		(10,330)	-20.6%		(9,597)	-19.5%
Selling and marketing		(2,057)	-3.0%		(2,175)	-4.3%		(2,217)	-4.5%
Impairment on intangible assets		—	—		(820)	-1.6%		(4,467)	-9.1%
Total operating expenses		(36,815)	-53.1%		(44,449)	-88.4%		(45,085)	-91.7%
Loss from operations		(13,219)	-19.1%		(39,493)	-78.6%		(30,521)	-62.1%
Other income (expense)		2,336	3.4%		(2,736)	-5.4%		(2,989)	-6.1%
Dividend income from another investment		493	0.7%		423	0.8%		488	1.0%
Interest income		12,358	17.8%		9,611	19.1%		5,714	11.6%
Interest expense		(498)	-0.7%		(530)	-1.1%		(850)	-1.7%
Other-than-temporary impairment loss on investments		(681)	-1.0%		—	—		(117)	-0.2%
Income (loss) before income taxes, equity in net (loss) income of equity method investees and non-controlling interest		789	1.1%		(32,725)	-65.1%		(28,275)	-57.5%
Income tax (expense) credit		(403)	-0.6%		1,796	3.6%		156	0.3%
Equity in net (loss) income of equity method investees		(264)	-0.4%		566	1.1%		(317)	-0.6%
Net income (loss)		122	0.2%		(30,363)	-60.4%		(28,436)	-57.9%
Add: Net loss attributable to non-controlling interest		2	0.0%		2	0.0%		1	0.0%
Net income (loss) attributable to Actions Semiconductor Co., Ltd. Shareholders	US$	124	0.2%	US$	(30,361)	-60.4%	US$	(28,435)	-57.9%

Year ended December 31, 2015 and 2014

Revenues.

Revenues decreased by US$1.1 million, or 2.2%, from US$50.3 million in 2014 to US$49.1 million in 2015. The decrease was primarily due to a decline of approximately 6% in units shipped of our SoCs for portable media players in 2015 compared to 2014, which was partially offset by an approximately 2% increase in the average selling price of our SoCs. The increase in the average selling price was primarily due to the change of product mix. The decrease in units shipped was mainly due to the drop in market demand for consumer electronics and media player products.

Revenues from sales of SoCs for tablets, our new products that were launched in 2012, contributed 21% of our total revenue in 2015 compared to 28% in 2014.

Revenues from sales of OTT boxes, our new products that were launched in 2014, contributed less than 5% of our total revenue in 2015.

Revenues from providing semiconductor products testing services comprised 0.2% of our total revenue in both 2014 and 2015.

Cost of Revenues. Cost of revenues decreased by US$7.8 million, or16.9%, from US$46.2 million in 2014 to US$38.4 million in 2015, primarily due to the decrease in sales volume.

Gross Profit. Gross profit increased by US$6.7 million, or 164.8%, from US$4.1 million in 2014 to US$10.8 million in 2015. Our gross margin was 21.9% in 2015, compared to 8.1% in 2014. The increase in gross profit in 2015 was due to sales of certain lower-margin, slower moving inventories which were written-down in the second half of 2014.

Other Operating Income. Other operating income including subsidies from PRC government authorities, royalty income, and intellectual property transfer income increased by US$2.9 million, or 326.6%, from US$0.9 million in 2014 to US$3.8 million in 2015.

Operating Expenses. Total operating expenses increased by US$0.6 million, or 1.4%, from US$44.4 million in 2014 to US$45.1 million in 2015.

•          Research and development. Research and development expenses decreased by US$2.3 million, or 7.5%, from US$31.1 million in 2014 to US$28.8 million in 2015 due primarily to a decrease of US$1.4 million in mask expense, a decrease of US$0.6 million in technical service fee and commissioned research expense and a decrease of US$0.4 million in the amortization of intangible assets.

•          General and administrative expenses. General and administrative expenses decreased by US$0.7 million, or 7.1%, from US$10.3 million in 2014 to US$9.6 million in 2015 due primarily to a decrease of US$0.3 million in consulting expenses and a decrease of US$0.6 million in bad debt provision which was partially offset by US$0.4 million increase in low cost consumables.

•          Selling and marketing expenses. Selling and marketing expenses increased by US$0.04 million, or 1.9%, from US$2.2million in 2014 to US$2.2 million in 2015 due primarily to an increase of US$0.4 million in salary which was partially offset by US$0.4 million decrease in advertisement expense.

Impairment on intangible assets. In 2015 and 2014, we recorded an impairment charge of US$4.5 million and US$0.8 million, respectively, for those intangible assets which have no recoverable amounts.

Loss from Operations. As a result of the foregoing, our loss from operations decreased by US$9.0 million, or 22.7%, from a loss of US$39.5 million in 2014 to a loss of US$30.5 million in 2015.

Interest Income. The amount of our cash, cash equivalents, time deposit and restricted deposits decreased to US$128.9 million as of December 31, 2015, compared to US$129.8 million as of December 31, 2014. Our investment in marketable securities has decreased to US$13.5 million as of December 31, 2015 compared to US$38.4 million as of December 31, 2014. In order to minimize the increasing market risk, we invested in safer financial products and forwent part of our interest income that would otherwise be available. As a result, our interest income decreased by US$3.9 million, or 40.5%, from US$9.6 million in 2014 to US$5.7 million in 2015.

Other Income (Expense). Other expense from operations was US$3.0 million in 2015 compared to other expense from operations of US$2.7 million in 2014 due primarily to foreign exchange loss as a result of the 4.2% depreciation of the RMB against the US dollar in 2015 compared to the 2.4% depreciation of the RMB against the US dollar in 2014.

Income Tax (Expense) Credit. Our subsidiaries incorporated in the PRC are subject to EIT in the PRC. Our income tax benefit was US $0.2 million in 2015 compared to income tax benefit US $1.8 million in 2014.

Year ended December 31, 2014 and 2013

Revenues.

Revenues decreased by US$19.1 million, or 27.6%, from US$69.4 million in 2013 to US$50.3 million in 2014. The decrease was primarily due to an approximately 25% decrease in the average selling price compared to 2013, as well as a decline of approximately 6% in units shipped of our SoCs for portable media players in 2014 compared to 2013. The decrease in the average selling price was primarily due to the change of product mix, revenues from sales of SoCs for tablets shrink around one-tenth in total sales in 2014 compared to 2013. The decrease in units shipped was mainly due to the drop in market demand for consumer electronics and media player products and, to a lesser extent, limited production capacity at our third-party foundries, which limited the revenue generated from our PMP business over the last two quarters of 2014.

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

Other Income (Expense). Other expense from operations was US$2.7 million in 2014 compared to other income from operations of US$2.3 million in 2013 due primarily to foreign exchange loss as a result of the 2.4% depreciation of the RMB against the US dollar in 2014 compared to the 2.9% appreciation of the RMB against the US dollar in 2013.

Income Tax (Expense) Credit. Our subsidiaries incorporated in the PRC are subject to EIT in the PRC. Our income tax benefit was $1.8 million in 2014 compared to income tax expense of US$0.4 million in 2013.

B.	Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2013		2014	2015
	(thousands)
Net cash used in operating activities	US$	(7,560)	(19,140)	(22,577)

Net cash (used in) provided by investing activities		(26,178)	61,721	(21,932)
Net cash provided by (used in) financing activities		13,902	(16,628)	3,804
Net (decrease) increase in cash and cash equivalents		(19,836)	25,953	(40,705)
Cash and cash equivalents, beginning of year		71,336	53,263	78,177
Effect of exchange rate changes on cash		1,763	(1,039)	(1,210)
Cash and cash equivalents, end of year	US$	53,263	78,177	36,262

On December 31, 2015, we had US$142.5 million of cash, cash equivalents, time deposit, both current and non-current restricted deposits and current marketable securities and trading securities. In general, our primary uses of cash were for operating and investing activities, such as the purchase of inventory and purchase of property, plant and equipment and intangible assets. Our largest source of cash was cash collections from our customers. We have been able to meet our cash needs principally by using cash on hand, a portion of which was generated from our initial public offering in November 2005 and a portion of which was generated by cash from operations. Although we believe that cash generated from operations will be sufficient to fund our expected cash requirements, including our ADS repurchase program and planned capital expenditures for at least the next 12 months, any worldwide financial market disruption could have a negative impact on our available resources in the future. Excluding our commitments under our ongoing share repurchase program, our minimum projected obligations for fiscal year 2016 and beyond are set forth below under “contractual obligations.”

Operating Activities

In 2015, net cash used in operating activities amounted to US$22.6 million while we had a net loss during this period of US$28.4 million. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance, as described in the foregoing section. We recorded a net increase in accounts receivable of US$2.0 million, write-down on inventories of US$2.2 million, impairment loss recognized in respect of intangible assets of US$4.5 million, amortization of acquired intangible assets of US$4.5 million, depreciation of property, plant and equipment of US$1.9 million and an increase in prepaid expenses and other current assets of US$3.1 million, a decrease of accounts payable of US$1.3 million and utilization of subsidy from local authorities of Zhuhai, the PRC of US$1.2 million.

In 2014, net cash used in operating activities amounted to US$19.1 million while we had a net loss during this period of US$30.4 million. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance, as described in the foregoing section. We recorded a net decrease in accounts receivable of US$2.3 million, write down of inventories of US$6.2 million, amortization of acquired intangible assets of US$5.0 million, depreciation of property, plant and equipment of US$1.9 million and deferred tax of US$3.6 million.

In 2013, net cash used in operating activities amounted to US$7.6 million. We generated net income during this period of US$0.1 million. We recorded a net increase in inventory of US$8.7 million, a decrease of accrued expenses and other current liabilities of US$4.2 million, a decrease of accounts payable of US$2.2 million, a decrease of prepaid expenses and other current assets of US$0.9 million, impairment loss recognized in respect of other investments of US$0.7 million, depreciation of property, plant and equipment of US$2.1 million, amortization of acquired intangible assets of US$3.5 million and utilization of subsidy from local authorities of Zhuhai, the PRC of US$1.1 million.

Investing Activities

In 2015, our net cash used in investing activities was US$21.9 million. We recorded a net decrease of marketable securities of US$25.3 million, purchase of intangible assets of US$3.6 million, purchase of property, plant, and equipment of US$0.8 million and an increase in restricted deposits of US$42.7 million.

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

In 2013, our net cash used in investing activities was US$26.2 million. We recorded a net increase of marketable securities of US$0.4 million, investment in an equity method investee of US$3.7 million, and purchase of intangible assets of US$4.1 million, purchase of property, plant, and equipment of US$0.7 million, deposit paid for acquisition of intangible assets of US$0.1 million and an increase in restricted deposits of US$16.8 million.

The purchases of marketable securities in 2013, 2014 and 2015 mainly included money market deposits and trust financial products issued by PRC commercial banks and financial institutions with maturities between three and twenty-four months. The money market deposits are foreign currency deposits which have market-based interest rates with principal that is protected. The trust financial products are investments in individual funds or in pools of funds held by financial institutions, which in turn use the funds to invest in debt instruments. The underlying debt securities have favorable fixed interest rates and maturities between three to twenty-four months when purchased. Such marketable securities are classified as held to maturity because we have the intention and the ability to hold the securities to maturity. The percentage of our assets held as money market deposits and trust financial products was 42.8%, 13.5% and 5.4% in 2013, 2014 and 2015, respectively. Because we have sufficient cash on hand to meet the demands from our day-to-day operations, we chose to hold a portion of our cash assets in the form of money market deposits and trust financial products to ensure the security and appreciation of our cash assets. Such investments are low risk capital preservation investments that are liquid and are issued and managed by well-regarded state-owned banks or independent financial institutions with high credit ratings in the PRC. The fair value of the investments may fluctuate depending on the applicable interest rate, which is determined primarily by the monetary policies adopted by the Chinese government. In the past, the Chinese government has closely supervised its state-owned banks and financial institutions and minimized delinquencies in their credit portfolios. We did not have any material exposure to the changes in the fair value of our investment portfolio as a result of changes in interest rates in 2013, 2014 and 2015. Future changes in Chinese monetary policy may affect the value of our investments and could have a material impact on our financial condition. However, due to the nature of these investments and relatively short maturity periods of three to twenty-four months from the time of purchase, we believe that we will remain free of any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

Financing Activities

Net cash generated by financing activities was US$3.8 million in 2015, primarily consisting of a short-term bank loan of US$36.0 million obtained from a syndicate of lenders, advance subsidies of US$1.4 million from local authorities of Zhuhai, the PRC, proceeds of US$0.8 million from exercises of stock options, and ADS and ordinary shares repurchases in the aggregate amount of US$34.0 million.

Net cash used in financing activities was US$16.6 million in 2014, primarily consisting of a short-term bank loan of US$9.5 million obtained from HSBC Taiwan Branch and EFG BANK AG Hong Kong Branch, advance subsidies of US$0.2 million from local authorities of Zhuhai, the PRC, proceeds of US$2.5 million from exercises of stock options, and ADS and ordinary shares repurchases in the aggregate amount of US$28.9 million.

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

Capital Expenditures

We made capital expenditures of US$8.5 million, US$18.2 million and US$4.4 million in 2013, 2014 and 2015, respectively. Our capital expenditures in 2015 consisted principally of US$0.8 million for the purchase of property, plant and equipment and US$3.6 million for the acquisition of intangible assets.

After moving into our corporate headquarters in Zhuhai in response to our anticipated growth, we may also establish additional offices in other cities in China, such as Shanghai, to better serve our existing and future customers or establish larger research and development facilities in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We continuously evaluate our need to expand our internal testing capacity to fulfill market demands and long-term investments strategies in companies or technologies consistent with our business objectives. Based on the existing plans, we expect to make no additional capital expenditures in 2016 in connection with such efforts. We will fulfill these additional capital expenditures with our existing RMB cash or will obtain US dollar loan(s), which will allow for lower interest rates, for expenditures in China.

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

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. For example, our principal subsidiaries, Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), as wholly foreign owned enterprises, are required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of their after-tax profits each year as a statutory reserve fund and to provide for a staff and workers’ bonus fund at the discretion of their boards of directors. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. In addition to those reserves, our PRC subsidiaries are also not permitted to distribute their registered capital as dividends. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor (Zhuhai), Artek Microelectronics (Shenzhen), and Shanghai Mavrix are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$134.6 million, or 47.6% of our total consolidated net assets, which included approximately US$14.3 million, or 5.1% of our total consolidated net assets associated with the statutory reserves as of December 31, 2013.

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

As of December 31, 2015, the restricted net assets associated with the statutory reserves of Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen) totaled approximately US$14.8 million, or 9.5% of our total consolidated net assets. In addition to those reserves, the registered capital of the Company’s PRC subsidiaries is also restricted in that it cannot be used to pay dividends. As of December 31, 2015, the total amount of the registered capital and reserves of the Company’s PRC subsidiaries reached US$205.1 million, or 131.8% of our total consolidated net assets.

Pursuant to the Interim Regulations on Value-added Tax and its Implementation Rules issued in 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received. We received a full rebate of the VAT on most of our export sales since the establishment of Actions Semiconductor (Zhuhai) through December 31, 2003. Due to changes in PRC regulations, from January 1, 2004 through October 31, 2004 we received a rebate of approximately 76% of our VAT payments. Beginning November 1, 2004 we resumed receiving a full rebate on our VAT payments. As most of our sales made by Actions Semiconductor (Zhuhai), Actions (Zhuhai) Technology and Artek Microelectronics (Shenzhen) consist of exports, historically we have not incurred significant VAT expense.

We have historically had minimal taxable income in jurisdictions other than China.

Reconciliation between the benefits for EIT computed by applying the EIT rate to profit before income taxes is as follows:

	Year ended December 31,
	2013	2014	2015
PRC tax rate	25%	25%	25%

Tax provision (credit) at PRC enterprise income tax rate	$197	$(8,181)	$(7,068)
Expenses not deductible for tax purposes	403	3,701	1,879
Share-based compensation not deductible for tax purposes	123	11	36
Income not taxable for tax purposes	(1,005)	(5,146)	(142)
Net change in valuation allowance	1,682	4,299	6,291
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(930)	3,857	(1,508)
Effect of the different income tax rates in other jurisdictions	204	301	196
Effect of withholding tax on undistributed earnings	400	(2,670)	(205)
Withholding tax levied on distributed earnings	-	1,908	-
Utilization of tax loss previously not recognized	(685)	-	-
(Overprovision) underprovision in prior year	(78)	(90)	32
Others	92	214	333
Income tax expense (credit)	$403	$(1,796)	$(156)

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investments in our design technologies to improve design, fabrication and verification of our products. As of December 31, 2015, we had 431 research and development engineers, who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

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

Our research and development efforts during 2013, 2014 and 2015 focused principally on:(i) the development of tablets and OTT boxes solutions and applications including ATM7029, ATM7021, ATM7039, ATM 7029B, ATM7059/ATM7039s and ATM9009/GT9, Bluetooth audio and music solutions and applications including ATS2805A,ATS2805B, and ATS282X, Open Source Platform S500 and S900, as well as boombox ATJ 2167; (ii) the improvement of traditional portable media player and boombox solutions including ATJ331X/AK211X/ATJ212X series, ATJ225X/ATJ227X series and ATS25XX/ATS26XX series. In addition to these efforts, we are also currently focusing on gaining know-how and intellectual property in the areas of the most advanced CPU and Graphic technology. The continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure. Also, in 2016, we expect to continue to focus on developing the low power consumption technology while also investing in the development of technologies to enhance the quality of sound, image and video high definition multi-format video, 3D video decoder and encoder, and 3D graphics.

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

Demand for portable media players, tablets and OTT boxes. As mentioned earlier, the portable media player market experienced rapid growth from 2004 to 2008, but has witnessed demand decrease since the economic crisis at the end of 2008. Though we have continued to derive steady revenue and profit from this market in recent annual periods, including in 2015, we do not expect another period of rapid growth in this market in the future mostly because of consumer migration to alternative devices such as tablets. While we anticipate slower sales of certain traditional PMP products, we expect market growth in the wireless connectivity enabled multimedia market, such as products enabled with Bluetooth and WiFi. A growing number of today’s most popular consumer electronic devices are Bluetooth enabled. We believe that this trend will continue for years to come. Bluetooth Smart technology is powering the Internet of Things (IoT) in new verticals beyond audio and music due to its power efficiency, low cost and flexible development architecture. However, as the market enters into maturation following periods of expected strong growth, we expect that growth will slow down and competition within the market will intensify.

The tablet market entered into a rapid growth period starting in 2012, especially for the low-end and low-cost tablets, which are also widely known as “white box” tablets, manufactured in China. Due to the marketing and promotional efforts of international companies such as Apple and Samsung, consumers have become aware of the benefits of tablets. At the same time, the rapid maturation of the software applications market for smartphones and tablets provides end users with more incentives to purchase tablets. However, the high price point of certain tablets, such as Apple’s iPad and Samsung’s Galaxy series, does not appeal to all consumers, and determining the optimal price point is a key factor in this rapidly expanding market. The consumer electronics industry in Southern China, which historically has focused heavily on production of MP3 and portable media players, already has the infrastructure and resources in place to support the production of tablets. In 2014, smart phones with large screens posed pressure on the overall tablet market and resulted in relatively flat growth in demand for tablets in 2014. This pressure continued in 2015 and we believe resulted in a decline in demand for tablets in 2015. In addition, within the tablet market, demand in the WiFi only tablet market, which is our primary area of focus in this market, was under pressure from the cellular tablet market. Above all, the worldwide semiconductor industry has experienced slower growth as demand for smartphones, tablets and other consumer electronics has slowed in 2015. In fact, the latest industry research from Gartner is calling for a decline in worldwide semiconductor revenue for the first time since 2012. In 2015, policy changes and restrictions imposed by the PRC government impacted the upside, resulting in slower than expected growth in China’s OTT box market. In addition, competition within the OTT box market intensified in 2015, resulting in flat shipment of our OTT product. In 2016, we expect the overall OTT box market in China to increase moderately.

According to a research conducted in January 2016 by Digitimes, a daily publication covering the semiconductor, electronics and computer industries, the worldwide tablet shipments declined 13% from 250.3 million units in 2014 to 215.6 million units in 2015, led by a 16.6 million decline in shipments in the white box segment. Digitimes forecasts global tablet shipments at 201.4 million units in 2016. The tablet market entered a period of rapid growth in 2012 and 2013, but the market also faced competition from smart phones with large screens since 2014, resulted in a slower growth in 2014 and a decline in demand in 2015.

We foresaw this trend in the end of 2010, and significantly increased our investment in tablet SoCs since 2011. As a result, we were able to launch the single core tablet SoC ATM701x in the first half of 2012, and the multi-core tablet SoC ATM7029 (OWL Series) toward the end of 2012. In view of the trend towards multi-core products, we also launched our dual-core tablet SoC ATM7021 (OWL Series) for the entry market and another high-performance quad-core ATM7039 (OWL Series) to penetrate the high end segment in 2013. We launched our first 28nm SoC ATM7059 (OWL Series) for tablets and OTT boxes for the mid-tier market in 2014. In early 2015, we launched our first 64bit SoC to target the high end segment of the tablets (ATM9009) and OTT boxes (GT9) market. In the last quarter of 2015, we launched the GT7 chipset featuring 4K H.265 decoding, quad-core 64bit CPU and quad-core GPU targeting the global over-the-top ("OTT") set-top box market. We believe the open source intelligent hardware community will play a fundamental role in the development of the IoT market and smart hardware market. To that end, in the first half of 2015, we launched the ActDuino 32-bit S500 and the ActDuino 64-bit S900 open source SoCs and reference design platforms for Android and Linux.

We have entered into the tablet, OTT box and Bluetooth market and are continuing to invest in research, development and marketing in connection with this strategic move. There are no assurances that our endeavor in this market will succeed. Therefore, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Average selling price of our products. The tablet, OTT box and portable consumer electronics market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce portable media players, tablets and OTT boxes with more functions and enhanced features. As a SoC and integrated platform solutions provider for these brand owners, we usually plan to introduce a new product series every nine to twelve months, and introduce new SoC products within a series with increased functionality, improved cost structure and enhanced features more frequently.

The average selling price of any particular SoC product tends to decline by approximately 15% annually after it reaches maturity in the product life cycle. Since our overall average selling prices depend on our product portfolio, they generally benefit from the introduction of new SoC products, which benefit may partially offset the impact of seasonality. In the first half of 2015, the average selling price of our products increased by approximately 6% because of the slight increase in average selling prices of the sales of SoCs for tablets. In the second half of 2015, increase in the sales of SoCs for multimedia products caused our average selling price to decrease by approximately 8%.

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

Seasonality of the demand for our products. Like sales for most consumer electronics products, portable media player, tablet and OTT box sales tend to increase significantly in the end of the third quarter and the first half of the fourth quarter to meet the year-end holiday demand. However, this pattern has varied due in part to the following reasons:

•	U.S. and European Economy: In the past few years, the recession in the U.S. and European markets has resulted in lower demand for consumer electronics products and has impacted the shipment amounts prepared for holiday sales. We believe there continues to be weakness in holiday demand in those markets.

•	Chinese New Year: Usually, the Chinese New Year falls within the period from the end of January to the middle of February. The holiday usually causes, for factories in China, production to slow down for at least four weeks, or even causes a complete shutdown of production before and after the Chinese New Year holiday, especially for consumer electronics manufacturers. On the demand side, areas outside of China like Korea or certain countries in Southeast Asia also celebrate Chinese New Year, which leads to an increase in demand during the holiday. Given the effect of the Chinese New Year on both the supply and demand sides, this period has become increasingly critical for the consumer electronics industry. If the Chinese New Year occurs in the middle of February, the shipments in December of the earlier year is usually not particularly strong because the factories still have enough time to produce in January. However, if the Chinese New Year occurs at the end of January, manufacturers will increase the shipment in December before they have to be shut down in the one or two weeks leading to the start of the holiday, and thus increase the sales in the fourth quarter.

•	Popularity: Following the rapid growth in 2012 and 2013, tablets remained a particularly popular item within the global consumer electronics market. However, due to the increasing popularity of smartphones with large screens, pressure from cellular tablets and intensified competition from global players, demand in the tablet market has decreased compared to 2013. The OTT box market was impacted by the policy changes and restrictions imposed by the PRC government, resulting in slower than expected growth in the market in 2015. On the other hand, a growing number of today’s most popular electronic devices are Bluetooth enabled, as the market enters into maturation following periods of expected strong growth, we expect that growth will slow down and the competition within the market will intensify.

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

We did not have any significant outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts as of December 31, 2015.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2015:

	Payments due by period								More
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		than 5 years
	(thousands)
Operating lease obligations	US$	641	US$	499	US$	142	US$	—	US$	—
Royalty Commitment		—		—		—		—		—
Purchase Obligations		3,954		3,954		—		—		—
Capital Commitment		102		102		—		—		—
Other Liabilities		1,771		1,771		—		—		—
Total contractual obligations	US$	6,468	US$	6,326	US$	142		—		—

G.	Safe Harbor

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

Directors, Executive Officers and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of December 31, 2015 and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Lee, Hsiang-Wei (David)	56	Director, Chairman of the Board
Yeh, Nan-Horng	57	Director
Lin, Yu-Hsin Casper (1)	69	Director
Chen, Chin-Hsin (Fred) (1)	73	Director
Huang, Jun-Tse (Walter) (1)	58	Director
Zhou, Zhenyu	51	Chief Executive Officer
Liu, I-Hung (Nigel)	44	Chief Financial Officer

(1) Member of each of the audit committee, compensation committee and nominations committee.

Lee, Hsiang-Wei (David) has served as our Chairman since October 2007. Previously, Mr. Lee served as our Chief Financial Officer since October 2005. Mr. Lee also currently serves as CEO of Robeco TEDA (Tianjin) Asset Management Co., Ltd, and a director of Pacific Sun Investment Management Co., Ltd. Previously, Mr. Lee was the CEO of ABN AMRO Asset Management (China). From 1995 to 2002 he was the Chairman and CEO of ABN AMRO Asset Management’s Taiwan operations where he managed assets in the amount of US$3.5 billion. Mr. Lee has more than 16 years of experience in corporate finance and investment management. Mr. Lee holds a Master of Business Administration degree from Duke University and a Bachelor of Science degree in biometrics from National Taiwan University.

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

Huang, Jun-Tse (Walter) has served as our director since April 2009. Mr. Jun Tse Huang served as the CEO of Colorwind Technology Corporation, a position he has held from 2004 to 2014. From 2001 to 2003, he was a Vice President of the Overseas department at the Guangzhou Risun Information Technology Group. Prior to that, starting in 1999, Mr. Huang served as an Executive Vice President at Global Brand Manufacturing Corporation, a Taiwan Stock Exchange listed company. From 1995 to 1998, he served as an Executive Vice President in Proview Group, a Hong Kong Stock Exchange listed company. And prior to that he was as a Vice President of Purchasing at Elitegroup Computer Systems Co., Ltd, a Taiwan Stock Exchange listed company. Mr. Huang holds a Bachelor degree in Electrical Engineering from Tamkang University in Taiwan.

Zhou, Zhenyu has served as our Chief Executive Officer since December 2011. Dr. Zhou has over 18 years of senior management experience, with expertise in establishing R&D teams, setting strategy and product road maps, and driving revenue growth through design win activity. Dr. Zhou founded Mavrix in 2005 and became Actions’ Senior Vice President when Mavrix was acquired by Actions in 2010. Prior to that, Dr. Zhou served as Senior Vice President of digital imaging products at Fremont, California-based ESS Technology, Inc. after it acquired in February 2000 Irvine, California-based NetRidium Communications, Inc., or NetRidium, which Dr. Zhou founded in January 1999 and which was a developer of CMOS sensors for cell phone makers such as Motorola, Samsung and LG. Prior to founding NetRidium, Dr. Zhou held multiple senior-level engineering positions at Conexant/Rockwell in Newport Beach, California. Dr. Zhou graduated with a master's degree and a PhD from the Signal and Image Processing Institute at the University of Southern California, Viterbi School of Engineering. Dr. Zhou holds a master's degree and a bachelor's degree from Zhejiang University in Hangzhou, China.

Liu, I-Hung (Nigel) has served as our Chief Financial Officer since September 2011. Mr. Liu has over 16 years of accounting and finance experience and has been with Actions since 2007. He is a Certified Public Accountant, a Qualified Internal Auditor (QIA), and a Certified Internal Auditor in Taiwan. Previously, Mr. Liu spent seven years in multiple management positions, most recently as Senior Manager at PricewaterhouseCoopers. Mr. Liu received a bachelor’s degree in Accounting from Fu Jen Catholic University in Taiwan and a Master of Business Administration degree from National Taiwan University.

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

The aggregate amount of salaries and bonuses paid by us to our current directors and executive officers during the year ended December 31, 2015 was approximately US$1 million. None of our directors or executive officers has any employment or service contracts with us providing for benefits upon termination of employment.

We do not, nor do any of our subsidiaries, provide pension, retirement or similar benefits to our executive officers and directors.

Equity Compensation

In 2015, no option or restricted share unit, or RSU, was granted under our 2007 Equity Performance and Incentive Plan, as amended, or the 2007 Plan, to our current directors and executive officers.

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

Amendment. Our board of directors may at any time and from time to time amend the 2007 Plan in whole or in part; provided, however, that any such amendment is subject to approval by our shareholders in the manner and to the degree required under applicable law or the rules of the NASDAQ Global Select Market or, if our ADSs are not quoted on the NASDAQ Global Select Market, the principal national securities exchange upon which our ordinary shares are traded or quoted. Nothing herein shall be construed to limit our authority to offer similar or dissimilar benefits under other plans or otherwise with or without further shareholder approval.

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

2015 Employee Stock Ownership Incentive Plan (ESOIP)

In May 2015, we approved the 2015 ESOIP, pursuant to which we may grant RSUs of Actions (Zhuhai) Technology to directors, officers, personnel at key positions and consultants of Actions (Zhuhai) Technology and its affiliates. The 2015 ESOIP was adopted by the shareholders at the 2015 annual general meeting. Pursuant to the 2015 ESOIP, an aggregate of 15% of the registered capital of Actions (Zhuhai) Technology were reserved for issuance.

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

Our board of directors is divided into three classes, with each class being elected, at succeeding annual general meetings of shareholders, for a term of three years. Messrs. Yeh and Chen have terms that expire at the 2016 annual general meeting of shareholders. Mr. Huang has a term that expires at the 2017 annual general meeting of shareholders. Messrs. Lee and Lin have terms that expire at the 2018 annual general meeting of shareholders.

D.	Employees

As of December 31, 2013 and 2014, we had 621 and 657 full-time employees, respectively. As of December 31, 2015, we had 589 full-time employees, including 431 dedicated engineers in the research and development department, 17 field application engineers in customer service department, 27 in sales and marketing, 78 in general and administration and 36 in manufacturing and logistics functions. Of these full-time employees, 411 are located in Zhuhai, China, 69 in Shenzhen, China, 89 in Shanghai, China, 6 in Hong Kong, and 14 in Taiwan. We have never had a work stoppage and none of our employees are covered by a collective bargaining agreement. We believe that the relations between the Company and our employees are healthy.

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

In May 2015, we approved the 2015 ESOIP, pursuant to which we may grant RSUs of Actions (Zhuhai) Technology to directors, officers, personnel at key positions and consultants of Actions (Zhuhai) Technology and its affiliates. Pursuant to the 2015 ESOIP, an aggregate of 15% of the registered capital of Actions (Zhuhai) Technology were reserved for issuance. In 2015, an aggregate of 16,175,000 RSUs of Actions (Zhuhai) Technology were granted under the 2015 ESOIP.

E.	Share ownership

The table below sets forth the ordinary shares beneficially owned by each of our directors and executive officers as of March 31, 2016, the most recent practicable date

Ordinary Shares Beneficially Owned(1)
Name	Number		Percent(2)
Lee, Hsiang-Wei (David)		*		*
Lin, Yu-Hsin (Casper)		*		*
Chen, Chin-Hsin (Fred)		*		*
Zhou, Zheyu		*		*
Liu, I-Hung (Nigel)		*		*
All directors and executive officers as a group(3)		*		*

*	Represents less than 1% of our ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. The number of ordinary shares beneficially owned includes options currently exercisable into ordinary shares and RSUs that will vest within 60 days after March 31, 2016 for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Percentage of ordinary shares (including ordinary shares represented by ADSs) is based on 265,788,736 ordinary shares (including ordinary shares represented by ADSs) outstanding as of March 31, 2016.

(3)	There are no ADSs issuable upon exercise of options and RSUs held by our directors and executive officers that are exercisable or will become exercisable within 60 days of March 31, 2016.

As of March 31, 2016, our directors and executive officers held options to purchase an aggregate of 72,000 ADSs, and RSUs representing 432,000 ordinary shares, under our 2007 Plan.

For a description of options and RSUs granted to our directors and executive officers under the 2007 Plan in 2015, please see “Item 6.B. Directors, Senior Management and Employees - Compensation - Equity Compensation.”

For information concerning the details of our 2007 Plan, pursuant to which we issue options, RSUs or other securities to our employees, please see “Item 6.B. Directors, Senior Management and Employees — Compensation” and “Item 6.D. Directors, Senior Management and Employees — Employees.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Based on our Register of Members and the latest filing of 13G, as of March 31, 2016, no single shareholder held over 5% of our total outstanding ordinary shares (including ordinary shares represented by ADSs).

As of March 31, 2016, 265,788,738 of our ordinary shares (including ordinary shares represented by ADSs) were issued and outstanding. JPMorgan Chase Bank, N.A., our depositary, has advised us that, as of March 31, 2016, 11,798,809 ADSs, representing 70,792,854 underlying ordinary shares, were held of record by DTC, under the nominee name of Cede & Co., on behalf of DTC participants. To our knowledge, as of March 31, 2016, our total outstanding ordinary shares were held by over 1,500 record holders in the form of ADSs in the record held by DTC in the United States and the actual number of beneficial owners of our ADS in the United States may be larger.

B. Related Party Transactions

Details of the ownership by our employees of our ordinary shares as of March 31, 2016 are provided in the following table:

Name of BVI Company	Director	Shares Beneficially Owned
Fairly Consultants Limited (1)	Zhu, Wen Ge	9,420,625	3.54%

(1) Fairly Consultants Limited has twenty shareholders, ten of whom are our employees.

We have been notified by the shareholder named in the table above that its director, who is an employee or otherwise affiliated with us, has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it.

Transactions with GMI Technology

During the year ended December 31, 2013, 2014 and 2015, we sold products to GMI Technology amounting to US$4.6 million, US$9.2 million and US$ 8.6 million, respectively. The president of GMI Technology is the elder brother of Mr. Yeh, Nan-Horng, one of our directors.

Our Audit Committee has determined that our transactions with GMI were fair and reasonable to us and on terms comparable to those from unrelated third parties.

Transaction with Realtek Semiconductor Corporation

During the year ended December 31, 2015, we purchased products from Realtek Semiconductor Corporation ("Realtek") amounting to US$2.1 million. Realtek's president is Mr. Yeh, Nan-Horng, one of our directors.

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

Legal Proceedings

As of December 31, 2015, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

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

Our dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed or out of our share premium account, subject to certain restrictions under Cayman Islands laws and our memorandum and articles of association. We currently have no reserve set aside from profits for the payment of dividends.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been quoted on The NASDAQ Global Select Market under the symbol “ACTS” since November 30, 2005. Each ADS represents six ordinary shares. On April 22,  2016, the last reported sale price of our ADSs on the NASDAQ Global Select Market was US$1.60.

The table below sets forth, for the periods indicated, the highest and lowest trading prices on The NASDAQ Global Select Market for our ADSs representing ordinary shares.

	High	Low

2011	2.60	1.67

2012	1.92	1.46

2013	3.40	1.62

2014	2.98	1.58

2015

First Quarter 2014	2.98	2.26

Second Quarter 2014	2.48	1.58

Third Quarter 2014	2.50	1.94

Fourth Quarter 2014	2.30	1.60

First Quarter 2015	1.99	1.45

Second Quarter 2015	1.97	1.46

Third Quarter 2015	1.91	1.19

Fourth Quarter 2015	1.99	1.62

October 2015	1.98	1.63

November 2015	1.99	1.73

December 2015	1.92	1.62

2016

January 2016	1.74	1.47

February 2016	1.56	1.30

March 2016	1.57	1.36

April (through April 22, 2016)	1.60	1.41

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on The NASDAQ Global Select Market under the symbol “ACTS”.

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

The quorum necessary for the transaction of business at any meeting of our board of directors may be fixed by our directors, and unless so fixed shall be a majority of the then existing directors. At any meeting of our directors, each director, by his or her presence or by his or her alternate, is entitled to one vote. A director shall not be disqualified by his office from contracting with our company, nor shall any such contract or arrangement entered into by our company with any person, company or partnership in which a director shall be a member or otherwise interested be capable on that account of being avoided, nor shall a director so contracting or being so interested be liable to account to our company for any profit so realized by any such contract or arrangement by reason only of such director holding that office, provided, (a) such director must, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by our Audit Committee.

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

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the NASDAQ Global Select Market, or by any recognized stock exchange on which our securities are listed.

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

The listing maintenance requirements of the NASDAQ Global Select Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

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

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The NASDAQ Stock Market, Inc., a director shall not be disqualified by his office from contracting with our company, nor shall any such contract or arrangement entered into by our company with any person, company or partnership in which a director shall be a member or otherwise interested be capable on that account of being avoided, nor shall a director so contracting or being so interested be liable to account to our company for any profit so realized by any such contract or arrangement by reason only of such director holding that office, provided, (a) such director must, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the Audit Committee.

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

C. Material Contracts

Not applicable.

D. Exchange Controls

Foreign Currency Exchange

Pursuant to the Foreign Exchange Regulation and various further regulations issued by SAFE, RMB can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services as long as such payment is supported by bona fide legal transactions, which shall be examined by the bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into RMB or RMB into foreign currency, and remittance thereof into or out of China requires approval or registration by SAFE or its local counterparts. Pursuant to the Notice on Further Simplifying and Improving the Foreign Exchange Administration Concerning Direct Investment, which was promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE or its local counterparts, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

Within China, unless otherwise approved, all payments must be made in RMB. Pursuant to the Foreign Exchange Regulation, Chinese companies may repatriate foreign currency payments received from abroad into China or retain them abroad, the conditions and terms thereof shall be provided by SAFE, in accordance with the balance of payments and the need of foreign currency administration. Foreign invested enterprises, such as Actions Semiconductor (Zhuhai) and Artek Microelectronics (Shenzhen), are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on February 19, 2014 and effective as of March 1, 2014.

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

We believe we were classified as a PFIC for calendar year 2015 and we expect to be classified as a PFIC for calendar year 2016 and for the foreseeable future. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our RMB cash deposits in banks and other financial institutions. We have no derivative financial instruments in our investment portfolio to hedge interest rate risks. In 2013, 2014 and 2015, the rate of return on our RMB cash deposit was 5.6%, 5.1% and 3.8%, respectively. As a result of the Chinese government’s alternate efforts to curb inflation or stimulate economy, interest rates have often fluctuated. For example, China’s central bank raised interest rates three times in 2011 due to China’s relatively high inflation in 2011 but then decreased interest rates twice in 2012. At the beginning of 2012, the China Banking Regulatory Commission imposed certain limitations on the amount of new loans to be granted by commercial banks in China to minimize the risk of defaults. In 2013, the money market was further tightened, resulting in a shortage of funds for many banks in June and December. In addition, China’s central bank launched interest rate liberalization in July 2013 and cancelled the ceiling and floor which used to limit the fluctuation of commercial banks’ lending rates. China’s central bank reduced interest rate in November 2014 for the first time since July 2012, and further reduced interest rate five times in 2015 in an effort to boost economic growth. Changes in policies and market conditions such as the above may have a direct or indirect material adverse impact on the interest rates offered by banks and other financial institutions and in turn may adversely affect the interest income generated from our financial investments in financial institutions. In addition, if there were further uncertainties in global economic and market conditions, interest rates could further decrease and might adversely affect out interest income and in turn impact our net income.

Foreign Exchange Risk

Although our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollar, our operating expenses and substantially all of our assets and liabilities are denominated in RMB. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Generally, if the RMB appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. However, this effect may be partially offset by the fact that we also incur expenses and liabilities in U.S. dollar and other foreign currencies and have our major interest-generating financing activities in RMB. Since July 2005 the RMB is no longer pegged solely to the U.S. dollar. Instead, it was reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. This volatility range was further expanded by the People’s Bank of China in 2007, 2012 and 2014, to 2% each day since March 17, 2014. If the RMB had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2015 which was used in preparing our audited financial statements as of and for the year ended December 31, 2015 our net asset value, as presented in U.S. dollars, would have been reduced by US$1.1 and US$5.4 million, respectively. Conversely, if the RMB had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$1.1 and US$6.0 million, respectively.

The RMB appreciated against the US dollar in 2007 and 2008 significantly and then stabilized during the financial downturn in 2009 and the first half of 2010 before further appreciating against the US dollar from the second half of 2010 through the end of 2013. In the first quarter of 2014, the RMB depreciated against the US dollar by almost 3%, and then fluctuated for the rest of 2014. Before August 11, 2015, the exchange rate stay stable for several month and depreciated against the US dollar violently thereafter. Meanwhile, the exchange rate between the New Taiwan dollar and the US dollar fluctuated significantly in the second half of 2008 and 2009, when we held around US$20 million in New Taiwan dollars after withdrawing from an investment in Taiwan. We have experienced a gain of US$2.3 million in 2013, an exchange loss of US$2.7 million in 2014, and an exchange loss of US$2.0 million in 2015. In addition, we have recognized foreign currency translation adjustments of approximately US$5.0, US$3.8 and US$5.1 million in 2013, 2014 and 2015, respectively.

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

Disclosure control and procedures. Pursuant to Rules 13a-14(c) of the Securities Exchange Act of 1934, as amended. An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of our disclosure controls procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2015.

Management’s Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. As of December 31, 2015, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2015 is effective.

Changes in Internal Control over Financial Reporting. There is no change in company’s internal control over financial reporting that occurred during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of internal control over financial reporting as of December 31, 2015 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, with a report to the shareholders and the Board of Directors of the Company included herein.

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

A copy of our Code of Ethics is available at our website at www.actions-semi.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu for the years ended December 31, 2014 and 2015.

	For the year ended December 31,
	2014		%	2015		%
	(thousands)			(thousands)
Audit Fees	US$	598	99.8%	US$	659	94.7%
Tax Fees		1	0.2%		3	0.4%
Audit-Related Fees		Nil			34	4.9%
All Other Fees		Nil			Nil
Total	US$	599	100.0%	US$	696	100.0%

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

All Other Fees. There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2014 and 2015, respectively.

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

The following table sets forth our share repurchase activities as of March 31, 2016.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of ADSs that May Yet Be Purchased Under the Plans or Programs
2015
January	104,616	1.94	104,616	5,961,852
February	119,996	1.57	119,996	5,841,856
March	151,834	1.53	151,834	5,690,022
April	196,081	1.56	196,081	5,493,941
May	207,894	1.53	207,894	5,286,047
June	149,753	1.65	149,753	5,136,294
July	185,736	1.51	185,736	4,950,558
August	—	—	—	4,950,558
September	—	—	—	4,950,558
October	—	—	—	4,950,558
November	—	—	—	4,950,558
December	13,012	1.77	13,012	4,937,546
2016
January	9,032	1.65	9,032	4,928,514
February	—	—	—	4,928,514
March	—	—	—	4,928,514

On August 24, 2015, we announced the commencement of a tender offer to purchase up to 48,000,000 of our issued and outstanding ordinary shares (including ordinary shares represented by our ADSs), at a purchase price not greater than $21/60 per Share (or $2.10 per ADS) nor less than $18/60 per Share (or $1.80 per ADS). The tender offer was subsequently amended to purchase up to 84,000,000 shares at a purchase price of not greater than US$23/60 per Share (or US$2.30 per ADS) nor less than US$20/60 per Share (or US$2.00 per ADS) on September 11, 2015. On October 2, 2015, we announced that a total of 87,546,158 ordinary shares (including ordinary shares represented by ADSs) had been properly tendered and not withdrawn and we accepted for purchase 83,999,299 ordinary shares (including ordinary shares represented by ADSs) at a price of $23/60 per Share (or $2.30 per ADS), for an aggregate cost of approximately $32.2 million, excluding fees and expenses relating to the tender offer. The depositary for the tender offer has made all payment for ordinary shares (including ordinary shares represented by our ADSs) validly tendered and accepted for purchase and returned all other ordinary shares tendered. The tender offer was completed in the fourth quarter of 2015.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on The NASDAQ Global Select Market, we are subject to NASDAQ’s corporate governance requirements.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

(a) The following information attached hereto starting from page F-2 are hereby incorporated by reference:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2014 and 2015	F-5

Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015	F-6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015	F-7

Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2014 and 2015	F-8

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015	F-9

Notes to the Consolidated Financial Statements	F-11

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015	F-42

ITEM 19.

EXHIBITS

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this Annual Report:

1.1	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 4.1 of Form S-8 (File No. 333-152490) filed with the Securities and Exchange Commission on July 24, 2008)

1.2	Second Amended Articles of Association of the Registrant (incorporated by reference to Exhibit 1.2 of Form 20-F for the year ended December 31, 2014 (File No. 000-51604) filed with the Securities and Exchange Commission on April 24, 2015)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of Form F-1 (File No. 333-129208) filed with the Securities and Exchange Commission on October 24, 2005)

2.2	Form of Deposit Agreement among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) of Form F-6 (File No. 333-129375) filed with the Securities and Exchange Commission on November 2, 2005)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit (a)(2) of Form F-6 (File No. 333-152447) filed with the Securities and Exchange Commission on July 22, 2008)

4.1	Third Amended and Restated 2007 Equity Performance and Incentive Plan (incorporated by reference to Exhibit 4.1 of Form 20-F for the year ended December 31, 2012 (File No. 000-51604) filed with the Securities and Exchange Commission on April 25, 2013)

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Actions Semiconductor Co., Ltd.

By:	/s/ I-Hung (Nigel) Liu
Name:	I-Hung (Nigel) Liu
Title:	Chief Financial Officer

Date: April 28, 2016

ACTIONS SEMICONDUCTOR CO., LTD.

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS	PAGE(S)

Reports of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets as of December 31, 2014 and 2015	F - 5

Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015	F - 6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014 and 2015	F - 7

Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2014 and 2015	F - 8

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015	F - 9

Notes to Consolidated Financial Statements	F - 11

Schedule 1 - Actions Semiconductor Co., Ltd. - condensed financial information as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015	F - 42

F - 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and its subsidiaries (the "Group") as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedules included in Schedule 1. These consolidated financial statements and the financial statement schedules are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Actions Semiconductor Co., Ltd. and its subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2016, expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 28, 2016

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD.

We have audited the internal control over financial reporting of Actions Semiconductor Co., Ltd. and its subsidiaries (the "Group") as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

F - 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACTIONS SEMICONDUCTOR CO., LTD. - continued

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2015 of the Group and our report dated April 28, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedules.

/s/Deloitte Touche Tohmatsu
Hong Kong
April 28, 2016

F - 4

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$78,177	$36,262
Time deposit	5	154
Restricted deposits	51,590	65,255
Marketable securities	38,384	13,519
Trading securities	70	68
Accounts receivable, net of allowance for doubtful accounts of $558 and nil as of December 31, 2014 and 2015 respectively	2,832	4,826
Amount due from a related party	1,650	1,226
Notes receivable	161	-
Amount due from an equity method investee	41	17
Inventories, net of inventory written-down of $$7,718 and $6,218 as of December 31, 2014 and 2015, respectively	13,970	12,076
Prepaid expenses and other current assets	4,511	6,448
Income tax recoverable	186	-
Deferred tax assets	1,179	938
Total current assets	192,756	140,789
Investments in equity method investees	27,352	26,962
Other investments	15,627	15,474
Restricted deposits	-	27,221
Rental deposits	54	56
Property, plant and equipment, net	30,327	27,984
Land use right	1,514	1,417
Acquired intangible assets, net	16,459	9,055
Deposit paid for acquisition of intangible assets	538	-
Deferred tax assets	53	193
TOTAL ASSETS	$284,680	$249,151
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$5,790	$4,243
Amount due to a related party	259	298
Accrued expenses and other current liabilities	8,349	5,040
Short-term bank loans	45,000	81,000
Other liabilities	1,929	1,771
Income tax payable	49	49
Deferred tax liabilities	160	155
Total current liabilities	61,536	92,556
Payable for acquisition of intangible assets	155	197
Deferred tax liabilities	919	715
Total liabilities	62,610	93,468
Commitments and contingencies (note 19)

Shareholders’ equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 265,824,928 (2014: 353,016,455) shares issued and outstanding	$1	$1
Additional paid-in capital	63,046	63,426
Treasury Stock	(70,479)	(103,736)
Accumulated other comprehensive income	36,937	31,863
Retained earnings	192,598	164,163
Total Actions Semiconductor Co., Ltd. shareholders' equity	222,103	155,717
Non-controlling interest	(33)	(34)
Total equity	222,070	155,683
TOTAL LIABILITIES AND EQUITY	$284,680	$249,151

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2013	2014	2015
Revenues:
Third-parties:
System-on-a chip products	64,617	40,932	40,475
Semiconductor product testing services	135	117	91
	64,752	41,049	40,566
Related-parties:
System-on-a chip products	4,639	9,211	8,573
Total revenues	69,391	50,260	49,139

Cost of revenue:
Third-parties:
System-on-a chip products	(44,324)	(37,743)	(30,296)
Semiconductor product testing services	(58)	(46)	(39)
	(44,382)	(37,789)	(30,335)
Related parties:
System-on-a-chip products	(3,583)	(8,405)	(8,037)
Total cost of revenues	(47,965)	(46,194)	(38,372)
Gross profit	21,426	4,066	10,767
Other operating income	2,170	890	3,797
Operating expenses:
Research and development	(25,994)	(31,124)	(28,804)
General and administrative	(8,764)	(10,330)	(9,597)
Selling and marketing	(2,057)	(2,175)	(2,217)
Impairment on intangible assets	-	(820)	(4,467)
Total operating expenses	(36,815)	(44,449)	(45,085)
Loss from operations	(13,219)	(39,493)	(30,521)
Other income (expense)	2,336	(2,736)	(2,989)
Dividend income from an other investment	493	423	488
Interest income	12,358	9,611	5,714
Interest expense	(498)	(530)	(850)
Other-than-temporary impairment loss on investments	(681)	-	(117)
Income (loss) before income taxes, equity in net (loss) income of equity method investees and non-controlling interest	789	(32,725)	(28,275)
Income tax (expense) credit	(403)	1,796	156
Equity in net (loss) income of equity method investees	(264)	566	(317)
Net income (loss)	122	(30,363)	(28,436)
Add: Net loss attributable to non-controlling interest	2	2	1
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$124	$(30,361)	$(28,435)
Net income (loss) per share: Basic
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$0.0003	$(0.0768)	$(0.0864)
Net income (loss) per share: Diluted
Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$0.0003	$(0.0768)	$(0.0864)
Weighted-average shares outstanding used in computation:

Basic	412,103,255	395,380,921	329,190,733

Diluted	425,415,011	395,380,921	329,190,733

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2013	2014	2015
Net income (loss)	122	(30,363)	(28,436)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	4,983	(3,797)	(5,074)

Total comprehensive income (loss)	5,105	(34,160)	(33,510)
Comprehensive loss attributable to the non-controlling interest	2	2	1
Total comprehensive income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$5,107	$(34,158)	$(33,509)

F - 7

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Attributable to the shareholders of Actions Semiconductor Co., Ltd.
					Accumulated
			Additional		other			Non-
	Ordinary shares		paid-in	Treasury	comprehensive	Retained		controlling
	Number	Amount	Capital	Stock	income	earnings	Total	interest	Total

Balance at January 1, 2013	408,985,092	$1	$62,509	$(42,307)	$35,751	$222,835	$278,789	$(29)	$278,760
Repurchase of ordinary shares	(11,772,294)	-	-	(4,853)	-	-	(4,853)	-	(4,853)
Share-based compensation	-	-	492	-	-	-	492	-	492
Exercise of share-based awards	14,261,718	-	-	3,041	-	-	3,041	-	3,041
Foreign currency translation adjustments	-	-	-	-	4,983	-	4,983	-	4,983
Net income (loss)	-	-	-	-	-	124	124	(2)	122
Balance at December 31, 2013	411,474,516	$1	$63,001	$(44,119)	$40,734	$222,959	$282,576	$(31)	$282,545
Repurchase of ordinary shares	(70,774,015)	-	-	(28,902)	-	-	(28,902)	-	(28,902)
Share-based compensation	-	-	45	-	-	-	45	-	45
Exercise of share-based awards	12,315,954	-	-	2,542	-	-	2,542	-	2,542
Foreign currency translation adjustments	-	-	-	-	(3,797)	-	(3,797)	-	(3,797)
Net loss	-	-	-	-	-	(30,361)	(30,361)	(2)	(30,363)
Balance at December 31, 2014	353,016,455	$1	$63,046	$(70,479)	$36,937	$192,598	$222,103	$(33)	$222,070
Repurchase of ordinary shares	(90,772,831)	-	-	(34,020)	-	-	(34,020)	-	(34,020)
Share-based compensation	-	-	380	-	-	-	380	-	380
Exercise of share-based awards	3,581,304	-	-	763	-	-	763	-	763
Foreign currency translation adjustments	-	-	-	-	(5,074)	-	(5,074)	-	(5,074)
Net loss	-	-	-	-	-	(28,435)	(28,435)	(1)	(28,436)
Balance at December 31, 2015	265,824,928	$1	$63,426	$(103,736)	$31,863	$164,163	$155,717	$(34)	$155,683

The accompanying notes are an integral part of these consolidated financial statements.

F - 8

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Operating activities:
Net income (loss)	$122	$(30,363)	$(28,436)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,072	1,949	1,904
Amortization of land use right	36	36	36
Amortization of acquired intangible assets	3,480	4,991	4,526
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China (the "PRC")	(1,068)	-	(1,159)
Allowance for doubtful accounts receivable	-	558	-
Write down on inventories	857	6,160	2,160
(Gain) loss on disposal of property, plant and equipment	-	(1)	7
Loss on disposal of intangible assets	-	420	-
Impairment loss recognized in respect of intangible assets	-	820	4,467
Fair value change in trading securities	-	-	-
Share-based compensation	492	45	380
Deferred tax	279	(3,576)	(147)
Proceeds from disposal of trading securities	-	-	-
Share of net loss (income) of equity method investees	264	(566)	317
Impairment recognized in respect of other investments	681	-	117
Changes in operating assets and liabilities:
Accounts receivable	195	2,349	(2,030)
Amount due from a related party	(961)	(349)	424
Inventories	(8,678)	(256)	(831)
Prepaid expenses and other current assets	922	(750)	(3,080)
Amount due from an equity method investee	41	(3)	24
Accounts payable	(2,198)	(173)	(1,258)
Amount due to a related party	-	259	139
Accrued expenses and other current liabilities	(4,210)	(415)	(480)
Income tax recoverable	123	(122)	186
Income tax payable	2	1	-
Rental deposit (paid) received	(11)	5	(4)
Dividend received	-	2	-
Note Receivables	-	(161)	161

Net cash used in operating activities	(7,560)	(19,140)	(22,577)
Investing activities:
Purchase of marketable securities	(113,329)	(54,290)	(10,151)
Purchase of property, plant and equipment	(706)	(1,156)	(762)
Investment in an equity method investee	(3,712)	(9,016)	-
Deposit paid for acquisition of intangible assets	(145)	(457)	-
Purchase of intangible assets	(4,134)	(8,044)	(3,589)
Proceeds from disposal of property, plant and equipment	41	20	16
(Increase) decrease in time deposit	(340)	318	(184)
Increase in restricted deposits	(16,819)	(24,974)	(42,700)
Proceeds from the disposal of intangible assets	-	24	-
Proceeds from redemption of marketable securities	112,966	159,296	35,438
Net cash (used in) provided by investing activities	(26,178)	61,721	(21,932)

F - 9

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Financing activities:
Proceeds from exercise of share-based awards	3,041	2,542	763
Advance subsidy from local authorities of Zhuhai, the PRC	714	232	1,357
Distribution of government grant to third party	-	-	(296)
Raise of short-term bank loans	15,000	31,500	61,000
Repayment of short-term bank loans	-	(22,000)	(25,000)
Repurchase of ordinary shares	(4,853)	(28,902)	(34,020)
Net cash provided by (used in) financing activities	13,902	(16,628)	3,804

Net (decrease) increase in cash and cash equivalents	(19,836)	25,953	(40,705)

Cash and cash equivalents at the beginning of the year	71,336	53,263	78,177

Effect of exchange rate changes on cash	1,763	(1,039)	(1,210)
Cash and cash equivalents at the end of the year	$53,263	$78,177	$36,262
Supplemental cash flow information:

Cash paid during the period for:
Interest	$(498)	$(531)	$(876)
Income taxes	$(90)	$-	$-
Non-cash investing activities
Purchases of intangible assets	$(1,112)	$(2,807)	$(1,191)

Purchases of property, plant and equipment	$(156)	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F - 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

(In thousands of U.S. dollars, except share and per share data, share related data and unless otherwise stated)

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Cayman Islands" or "the Company") is a holding company incorporated in the Cayman Islands on July 27, 2005.

Actions Semiconductor Cayman Islands and its subsidiaries (the "Group") are principally engaged in the design and development of System-on-a-chip ("SoC") products and total solutions for the development and manufacture of portable media players ("PMPs"), tablets, OTT boxes and the provision of testing solutions.  The Group's total solutions include SoCs, solution development kits and detailed specifications of other required components and the providers' information of those components.  The Group's total solutions enable its customers to quickly introduce new PMPs, which play multimedia files by compressing to a fraction of their size using any one of a number of audio and video compression technologies, tablet and OTT boxes which equip consumers with the capability of browsing the internet respectively into the mainstream market worldwide.

At December 31, 2015 and 2014, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Mauritius")	Republic of Mauritius ("Mauritius") November 16, 2001	100%	Investment holding

Actions Semiconductor Co., Ltd. ("Actions Semiconductor Zhuhai")	PRC December 28, 2001	100%	Design and manufacture of system-on-a-chip products

Actions (Zhuhai) Microelectronics Co., Ltd. ("Actions Microelectronics Zhuhai")	PRC June 5, 2014	100%	Design and manufacture of system-on-a-chip products

Actions (Zhuhai) Technology Co., Ltd. ("Actions Technology Zhuhai")	PRC June 5, 2014	100%	Design and manufacture of system-on-a-chip products

Shanghai Actions Semiconductor Co., Ltd. ("Actions Semiconductor Shanghai ")	PRC March 27, 2008	100%	Design and manufacture of system-on-a-chip products

Actions Technology (HK) Company Limited ("Actions Hong Kong")	Hong Kong January 13, 1999	100%	Trading of system-on-a-chip products

Actions Microelectronics Co., Ltd. ("Actions Microelectronics Hong Kong")	Hong Kong August 17, 2007	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics (HK) Co., Limited ("Artek Microelectronics Hong Kong")	Hong Kong January 16, 2006	100%	Trading of system-on-a-chip products and investment holding

Artek Microelectronics Co., Ltd. ("Artek Microelectronics Shenzhen")	PRC March 14, 2006	100%	Design and manufacture of system-on-a-chip products

Actions Capital Investment Inc. ("Actions Capital BVI")	British Virgin Islands February 10, 2006	100%	Investment holding

Actions Capital Investment (Malaysia) Inc. Co., Ltd. ("Actions Malaysia ") (Note)	Republic of Malaysia January 13, 2009	100%	Inactive

Actions Development (HK) Co., Ltd	Hong Kong January 6, 2015	100%	Inactive
Mavrix Technology, Inc. (“Mavrix”)	Cayman Islands June 20, 2006	93.4%	Investment holding

Mavrix Technology (H.K.) Co., Limited (“Mavrix HK”)	Hong Kong August 17, 2007	93.4%	Manufacturing and trading of system-on-a-chip products

Shanghai Mavrix Electronics, Ltd. (“Mavrix Shanghai”)	PRC October 23, 2006	93.4%	Design and manufacture of system-on-a-chip products

Note:  Actions Malaysia was dissolved on October 19, 2015.

F - 11

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates. The significant accounting estimates, which have had an impact on the consolidated financial statements, include write down of slow moving and obsolete inventories, useful lives of property, plant and equipment and intangible assets, impairment of cost and equity method investees, impairment of long-lived assets, intangible assets and the probability of meeting the share based awards’ performance condition for vesting.

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

Trading securities

The Group's trading securities comprised investments in publicly traded mutual funds in Taiwan.  The investments are reported at fair value and its unrealized gains and losses are included in earnings.  Unrealized gain of nil, nil and nil had been recognized for the years ended December 31, 2013, 2014 and 2015, respectively.

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

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary. No impairment charge is recognized for the years ended December 31, 2013, 2014 and 2015.

Other investments

Other investments comprise investments in equity securities. Equity securities that do not have readily determinable market values are carried at cost. Fair values of equity securities carried at cost are estimated if there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investments.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary. Impairment charges of $681, nil and $117 are recognized for the years ended December 31, 2013, 2014 and 2015 respectively.

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

All land in the PRC is owned by the government.  According to PRC law, the government may sell the right to use of the land for a specified period of time.  Thus, all of the Group's land, which were all purchased in the PRC, are considered to be prepaid leasehold land and classified as land use right.  These are expensed on a straight-line basis over the respective term of the right to use the land.  Expense for years ended December 31, 2013, 2014 and 2015 were $36, $36 and $36 respectively.

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

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC governments in Zhuhai by Actions Semiconductor Zhuhai and Actions Technology Zhuhai. Advance subsidies are recognized as other operating income when received and when all the conditions for their receipt have been met. Advance subsidies recognized as income were $1,068, nil and $1,159 for the years ended December 31, 2013, 2014 and 2015, respectively.

Advance subsidies received from the government have been recorded in other liabilities. The advance subsidies are repayable unless the conditions attached to the grant satisfied, the respective subsidies will be recognized as other income (see note 11 for additional details).

Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be carried at fair value, the Group considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

Authoritative literature establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Authoritative literature establishes three levels of inputs that may be used to measure fair value:

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

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The fair values are therefore determined using model-based techniques that include option pricing models, cash flow models and similar techniques.

F - 15

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group's revenues are primarily derived from sale of SoC products and their total system solutions. The Group recognizes revenue based on firm customer orders with fixed terms and conditions, including price net of discount and commission, if any. The Group recognizes revenue when delivery has occurred and collectability is determined to be reasonably assured. All of the Group's product sales have destination shipping terms and no rights of return, the Group determined that delivery has occurred when the goods are delivered to the customers or the carrier and the Group receives acknowledgment of receipts or shipment, which occur simultaneously. The Group further determined that collectability is reasonably assured by performing an assessment of credibility of its customers based on their operating results and past payment records. The Group only sells products to customers that are determined to have the ability to make payments and have not had material collectability defaults in the past. The Group also provides semiconductor product testing, and revenue is recognized when the services are rendered. The Group does not provide its customers with any price protection and only provides the right of return for defective goods in connection with its warranty policy. The costs of the Group's warranty policy to-date are insignificant.

Purchase of ordinary shares

Except for the 60,001,062 and 83,999,299 number of ordinary shares repurchased under the Dutch auction tender offer during the year ended December 31, 2014 and 2015 respectively, the Group's stock is acquired for purposes other than retirement. The cost of acquired stock is shown separately as a deduction from the total of capital stock, capital surplus, and retained earnings. For the years ended December 31, 2013, 2014 and 2015, 11,772,294, 70,774,015 and 90,772,831 number of ordinary shares were repurchased by the Company respectively.

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

Advertising costs

Advertising costs are expensed as incurred and are included in general and administrative expense, and selling and marketing expenses. Total advertising expenses were approximately $666, $604 and $236 for the years ended December 31, 2013, 2014 and 2015 respectively.

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

Fair value of financial instruments

Fair values of cash and cash equivalents, time deposit, restricted deposits, marketable securities, trading securities, accounts receivable, amount due from a related party, notes receivable, amounts due from an equity method investee, accounts payable, amount due to a related party and short-term bank loans approximate their carrying amounts due to their short-term maturities.

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

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts receivable based upon estimates, factors surrounding the credit risk of specific customers and other information. Allowance for doubtful accounts receivable of nil, $558 and nil was recorded by the Group for the year ended December 31, 2013, 2014 and 2015 respectively. The doubtful accounts receivable have been received and the allowance has been written off for the year ended December 31, 2015.

Movements in allowances for doubtful accounts receivable are as follows:

Year ended	Beginning	(Write Off) Write down during	Closing
December 31	Balance	the year	balance

2013	$-	$-	$-

2014	$-	$558	$558

2015	$558	$(558)	$-

Net income (loss) per share

Basic net income (loss) attributable to the Company per share is computed by dividing net income (loss) attributable to the Company by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) attributable to the Company per share give effect to all dilutive potential common shares outstanding during the year.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

F - 17

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

The Group issued stock options under its share incentive plan during the years ended December 31, 2013 and 2014 and restricted stock units during the years ended December 31, 2013, 2014 and 2015.

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

For the year ended December 31, 2015, the compensation cost of $16, $306, $27 and $31 have been included as cost of revenue, research and development expenses, general and administrative expenses and selling and marketing expenses, respectively.

F - 18

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting pronouncements adopted

In April 2014, the FASB issued a new pronouncement which amends the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in US GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide information about the ongoing trends in a reporting organization's results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted.

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

F - 20

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation - Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

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

In January 2015, the FASB issued a new pronouncement which eliminates from US GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

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

In April 2015, the FASB issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to present as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance is effective for interim and fiscals years beginning after December 15, 2015, with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In July 2015, the FASB issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In January 2016, the FASB issued an accounting standard update which improves certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance changes the measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value, and also amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted for certain changes. The guidance should be applied as a cumulative-effect adjustment as of the date of adoption, except for the guidance related to equity securities without readily determinable fair values should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

F - 21

3	INVENTORIES

Inventories consisted of the following:

	At December 31,
	2014	2015

Raw materials	$8,104	$4,306
Work in progress	562	1,790
Finished goods	5,304	5,980
	$13,970	$12,076

Slow moving inventories amounting to $857, $6,160, and $2,160 were written down for the years ended December 31, 2013, 2014 and 2015, respectively.

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2014	2015

Prepaid expenses	$497	$331
Value added tax refundable	3,108	4,810
Interest receivables	591	1,202
Others	315	105
	$4,511	$6,448

F - 22

5	INVESTMENT IN EQUITY METHOD INVESTEES

Actions Microelectronics Co., Ltd (Beijing) ("Beijing Actions")

Beijing Actions is a private company which provides SoC chips and solutions to display and projection markets.

As of December 31, 2014 and 2015, the Group owned 45.8% interest of equity interest in Beijing Actions.

No change in ownership interest and no additional capital injection were noted for 2013, 2014 and 2015 and the Group continues its significant influence in Beijing Actions as of December 31, 2014 and 2015.

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

No change in ownership interest and no additional capital injection were noted for 2015.

The carrying value of equity method investees is illustrated as below:

	At December 31,
	2014	2015
Beijing Actions	$3,332	$3,336
Nann Capital	24,020	23,626
	$27,352	$26,962

The summarized financial information prepared in accordance with U.S.GAAP of equity method investees is illustrated as below:

	2014	2015
Balance sheets
Current assets	$24,187	$18,757
Non-current assets	44,439	46,436
Current liabilities	1,200	572
Non-current liabilities	-	-

	2013	2014	2015
Results of operations
Revenues	$5,446	$9,144	$8,207
Gross profit	3,056	5,478	4,632
(Loss) income from operations	(933)	653	(397)
Net (loss) income	$(787)	$1,093	$(63)

F - 23

6	OTHER INVESTMENTS

	At December 31,
	2014	2015
Unlisted securities at cost	$19,862	$19,826
Less: other-than-temporary impairment losses recognized	(4,235)	(4,352)
	$15,627	$15,474

Other investments solely represent cost method investments in equity securities of five unlisted entities as the following:

In 2007, the Group acquired 6% equity interest in AMC Holding Limited ("AMC") at a consideration of $2,750. AMC was established in Taiwan and engages in manufacturing printed circuit board (PCB) laminate and providing other related sub-contractor service. As the Group does not have any voting power in board meetings of AMC, the Group cannot exercise significant influence over AMC’s operating and financial activities. The Group accounts for this investment using the cost method of accounting. The investment cost of AMC had been fully impaired during the year ended December 31, 2012. Nil carrying value is noted for AMC as at December 31, 2014 and 2015 respectively.

In 2010, the Group acquired 10% equity interest in Hi-Trend Investment Holdings Co., Ltd ("Hi-Trend") at a consideration of $800. Hi-Trend was established in the PRC and engages in developing and manufacturing of integrated circuit and chips. As the Group does not have any voting power in board meetings of Hi-Trend, the Group cannot exercise significant influence over Hi-Trend’s operating and financial activities. The Group accounts for this investment using the cost method of accounting. The carrying value of Hi-Trend is $1,081 and $1,045 as at December 31, 2014 and 2015 respectively.

Grand Choice Investment Limited ("Grand Choice") is a private company established in February 2010 which designs and manufactures software and hardware for electronic books. Upon establishment, the Group purchased 20% of interest for $600. The Group exercised significant influence but does not control Grand Choice, which was accounted for under the equity method of accounting.

No change in ownership interest is noted for the years ended December 31, 2014 and 2015. As the Group does not exercise significant influence over Grand Choice, the investment is accounted for under the cost method of accounting for the years ended December 31, 2014 and 2015. The carrying value of Grand Choice is $819 and $702 as at December 31, 2014 and 2015 respectively, for which $117 impairment has been made during 2015.

In 2011, the Group acquired 19% equity interest in OCTT Asia Limited ("OCTT") at a consideration of $13,727. OCTT was established in Mauritius and set up as an investment fund management company. As the Group does not have any voting power in board meetings of OCTT, the Group cannot exercise significant influence over OCTT’s operating and financial activities. The Group accounts for this investment using the cost method of accounting. The carrying value of OCTT is $13,727 and $13,727 as at December 31, 2014 and 2015 respectively. OCTT had made investments in Realtek Semiconductor Corporation which is a related party of the Group.

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

In 2015, the Group further recorded other-than-temporary impairment losses related to the investment in Grand Choice. The management of the Group has assessed that the decline in value is other-than-temporary, thus impairment losses of approximately $117 have been recognized and the investments in this unlisted equity securities are written down to approximately $702 as of December 31, 2015.

F - 24

7	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Company measured its financial assets at fair value on a recurring basis as of December 31, 2014 and 2015.

Trading securities are stated at fair value. The Company classified such financial assets as investments within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Company did not have Level 2 and Level 3 investments as of December 31, 2014 and 2015.

The following table shows the fair value of the Company's financial assets and liabilities measured at recurring basis as of December 31, 2014 and 2015:

	As of December 31, 2014				As of December 31, 2015
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Trading Securities:
Publicly traded mutual funds in Taiwan	$70	$-	$-	$70	$68	$-	$-	$68

Total	$70	$-	$-	$70	$68	$-	$-	$68

 Measured on nonrecurring basis

The Group measured the fair value of intangible assets using income approach method based on which to recognize the impairment loss in 2015. These intangible assets are considered within Level 3 of the fair value hierarchy because the Company used unobservable inputs, such as forecast financial performance of the businesses or assets and discount rates to determine the fair value of these purchased assets. Impairment loss recognized in 2015 resulted by the unsatisfactory financial performance of certain products during the year.

Equity method and cost method investments are measured at fair value on a nonrecurring basis when impairment is recognized.

The Company measured the fair value of cost method investment in AMC and Grand Choice using income approach method based on which to recognize the impairment loss in 2014 and 2015, respectively. The cost method investment in AMC and Grand Choice are considered within Level 3 of the fair value hierarchy because the Company used unobservable inputs, such as forecast financial performance and future cash flow to determine the fair value of the cost method investment.

F - 25

8	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	At December 31,
	2014	2015

Buildings	$30,744	$29,507
Leasehold improvements	929	892
Furniture, fixtures and equipment	4,593	4,500
Motor vehicles	556	532
Plant and machinery	11,569	11,475
Total	48,391	46,906
Less: Accumulated depreciation	(18,064)	(18,922)
Property, plant and equipment, net	$30,327	$27,984

The Group has recorded depreciation expense of $2,072, $1,949 and $1,904 for the years ended December 31, 2013, 2014 and 2015, respectively.

9	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consisted of the following:

	At December 31,
	2014	2015
Cost:
Purchased software	$8,654	$8,471
Technology licenses	23,154	23,209
	31,808	31,680
Accumulated amortization:
Purchased software	(6,961)	(6,742)
Technology licenses	(7,568)	(10,596)
	(14,529)	(17,338)
Impairment loss recognised:
Purchased software	(168)	(168)
Technology licenses	(652)	(5,119)
	(820)	(5,287)

IPR&D not subject to amortization	420	420
Less: Impairment loss in respect of IPR&D recognized	(420)	(420)
Acquired intangible assets, net	$16,459	$9,055

The intangible assets of the Group mainly consisted of purchased software which is used to support the business administration and the electronic design automation, and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $3,480, $4,991 and $4,526 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group has disposed intangible assets with carrying value nil, $444 and nil and recorded a loss on disposal of intangible assets of nil, $420 and nil for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group recognized an impairment loss of $820 and $4,467 for the years ended December 31, 2014 and 2015 respectively as carrying amount of the intangible assets exceeded the fair value of the assets based on a discounted cash flow method using significant unobservable inputs include the revenue growth rates and the appropriate discount rates. No impairment loss for the intangible assets was recognized for the years ended December 31, 2013.

F - 26

10	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	At December 31,
	2014	2015
Accrued wages and bonuses	$2,323	$2,321
Accrued legal and professional fees	511	386
Payables for acquisition of intangible assets	2,807	544
Royalty fees payable	1,382	292
Accrued consulting fees	188	188
Share repurchase fee payable	29	3
Accrued sales discount	148	59
Others	961	1,247
	$8,349	$5,040

11	OTHER LIABILITIES

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

For the year ended December 31, 2015, Actions Semiconductor Zhuhai and Actions Technology Zhuhai were further granted $1,357 advance subsidies, the total liabilities amounted to $1,771, which was repayable within one year, subject to the acknowledgement by the local authorities that all conditions attached to the grant are satisfied.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai based on the Group's borrowing interest rate from independent financial institution was approximately $1,666, $1,831 and $1,697 at December 31, 2013, 2014 and 2015, respectively.

F - 27

12	SHORT-TERM BANK LOANS

Balances comprised bank loans with four different banks located in Taiwan and Hong Kong.

Loan from bank A in Taiwan

The Group has entered into loan facility agreement with a bank in Taiwan during July 2014 and is available for the Group to draw on within a year. In September 2014, the Group has drawn down a loan of $15,000 in two tranches of $10,000 and $5,000 respectively. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 0.8% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement. The loan has been renewed in January 2015 with floating interest rate remaining at 0.8% higher than LIBOR in three tranches of $5,000, respectively. Effective interest rate of the loan was 1.63% per annum as at December 31, 2015. The first, second and third tranche of the loan are repayable on January 27, 2016, January 28, 2016 and January 30, 2016, respectively.

The Group has entered into another loan facility agreement with a bank in Taiwan during May 2015 and is available for the Group to draw on within a year. In September 2015, the Group has drawn a loan of $15,000. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.3% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement. Effective interest rate of the loan was 1.5178% per annum as at December 31, 2015. The loan is repayable on March 15, 2016.

In December 2015, the Group has further drawn down a loan of $5,000. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.3% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement. Effective interest rate of the loan was 1.9031% per annum as at December 31, 2015. The loan is repayable on March 29, 2016.

Loan from bank B in Taiwan

The Group has entered into loan facility agreement with a bank in Taiwan during July 2015 and drawn down a loan of $18,000 in September 2015. This bank borrowing is denominated in US Dollars, which carries fixed interest rate at 1.4% at date of inception of loan facility agreement. The loan is repayable on March 22, 2016.

During December 2015, the Group has further drawn down a loan of $5,000. This bank borrowing is denominated in US Dollars, which carries fixed interest rate at 1.5% at date of inception of loan facility agreement. The loan is repayable on June 28, 2016.

Loan from bank C in Hong Kong

The Group had entered into loan facility agreement with a bank in Hong Kong during December 2012 and drawn down a loan of $8,500. This bank borrowing is denominated in US Dollars, which carries fixed interest rate at 1.84% at date of inception of loan facility agreement. The Group has renewed the loan in 2015 at a rolling basis with fixed interest rate ranging from 1.34% to 1.82%. The loan is repayable on February 29, 2016.

During December 2014, the Group has further drawn down a loan of $11,500. This bank borrowing is denominated in US Dollars, which carries fixed interest rate at 1.33% at date of inception of loan facility agreement. The loan has been renewed in 2015 at a rolling basis with fixed interest rate ranging from 1.31% to1.82%. The loan is repayable on February 29, 2016.

Loan from bank D in Hong Kong

The Group has entered into loan facility agreement with a bank in Hong Kong during August 2015 and drawn down a loan of $3,000 in September 2015. This bank borrowing is denominated in US Dollars, which carries floating interest rate at 1.9% higher than the London Interbank Offered Rate ("LIBOR") at date of inception of loan facility agreement. Effective interest rate of the loan was 2.392% per annum as at December 2015.The loan is repayable on March 9, 2016.

There were no restrictive financial covenants associated with these loans.

F - 28

13	TIME DEPOSIT

As of December 31, 2014, the time deposit was denominated in Renminbi with carried fixed interest rate at 2.8% per annum and has matured in June 2, 2015.

As of December 31, 2015, the time deposit was denominated in Renminbi with carried fixed interest rate at 1.95% per annum and will mature in May 18, 2016.

14	SHARE-BASED COMPENSATION

Share-based Compensation Plan A - for options granted from 2007 up to November 2014

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

No share-based compensation was accrued as the probability that these performance conditions will be achieved was remote as at December 31, 2014 and 2015.

Stock Ownership Plan C - for RSU granted since May 2015

In May 2015, the Board of Directors approved an employee stock ownership incentive plan, in which the Group may grant restricted stock units (“RSU”) of Actions Technology Zhuhai. A maximum of 15% of Actions Technology Zhuhai’s shares were authorized to be granted to the directors of the Company, senior officers, personnel at key positions and consultants of the Group. The share based awards granted in 2015 under this plan have a requisite service period of two to three years. The Board of Directors also has the right to terminate any unvested share based awards.

The share based awards vest over two to three years and expire four to five years from grant date. For some of the employees, fifty percent of the share based awards vest on each of the two years following the grant date.  For the other employees, thirty, thirty and forty percent, respectively, will vest on each of the three years following the grant date.

F - 30

14	SHARE-BASED COMPENSATION - continued

The fair value of each share-based award is estimated at grant date for the years ended 2013, 2014 and 2015 using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December 31	2013	2014	2015

Risk-free interest rate (1)	0.11% - 2.66%	0.11% - 2.66%	0.11% - 2.66%
Expected life (2)	2-5 years	2-5 years	2-5 years
Expected volatility (3)	39.17% - 42.04%	38.15% - 42.04%	38.15% - 42.04%
Dividend yield (4)	Nil	Nil	Nil

(1)	Risk-free interest rate

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

The fair value of the ordinary shares on the grant date was the closing price of the Company’s stock at each grant date.

The fair value for the RSU of Actions Technology Zhuhai was determined on a retrospective valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third party appraisal by an independent valuation firm.

F - 31

14	SHARE-BASED COMPENSATION - continued

Stock options

A summary of stock option activity is as follows:

		Weighted	Weighted
		average	average
	Number	exercise price	fair value
	of options	per option	at grant date

Outstanding at December 31, 2012	4,878,097	$1.40	$1.01
Granted on April 1, 2013	280,000	$2.58	$0.05
Exercised	(2,172,103)	$1.40	$1.21
Forfeited	(68,005)	$1.40	$1.12
Expired	(21,650)	$1.40	$1.27
Outstanding at December 31, 2013	2,896,339	$1.51	$0.77
Exercised	(1,815,259)	$1.40	$1.20
Forfeited	(10,000)	$1.40	$1.28
Expired	(96,796)	$1.40	$1.09
Outstanding at December 31, 2014	974,284	$1.73	$0.86
Exercised	(544,584)	$1.40	$1.23
Expired	(52,800)	$1.40	$1.20
Outstanding at December 31, 2015	376,900	$2.28	$0.28

The following table summarizes information with respect to stock options outstanding at December 31, 2014 and 2015:

Options exercisable
	Options outstanding as of December 31, 2014				as of December 31, 2014
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	974,284	5 years	$1.73	$375	694,284	$1.40	$375

Options exercisable
	Options outstanding as of December 31, 2015				as of December 31, 2015
			Weighted			Weighted
		Weighted	average			average
		average	exercise	Aggregate	Number	exercise	Aggregate
	Number	contractual	price	intrinsic	of	price	intrinsic
	of option	period	per option	value	options	per option	value

Ordinary shares	376,900	5 years	$2.28	$27	96,900	$1.40	$27

F - 32

14	SHARE-BASED COMPENSATION - continued

As at December 31, 2015, there was nil (2014: nil) of unrecognized compensation expense related to non-vested stock options.

RSU of share-based compensation plan A and B

The fair value of each RSU is estimated based on the market price at granted date. RSU were first grant to the directors of the Company and senior management of the Group since May 2011. A summary of RSU activity is as follows:

Number
of RSU

Outstanding at December 31, 2012	581,650
Granted on April 1, 2013	1,217,600
Exercised	(173,350)
Forfeited	(51,900)
Outstanding at December 31, 2013	1,574,000
Granted on November 4, 2014	20,000
Exercised	(237,400)
Expired	(26,500)
Forfeited	(227,900)
Outstanding at December 31, 2014	1,102,200
Exercised	(52,300)
Expired	(18,800)
Forfeited	(172,700)
Outstanding at December 31, 2015	858,400

As at December 31, 2015, there was $6 (2014: $22) of unrecognized compensation expenses related to non-vested RSU that are expected to be recognized.

The total share-based compensation expense in relation to options and RSU recognized in the consolidated statements of operations for the years ended December 31, 2013, 2014 and 2015 were $492, $45 and $16, respectively.

The total number of RSU exercisable was 79,000 as of December 31, 2015 (2014: 134,300).

RSU of share-based compensation plan C

The fair value of each RSU is estimated based on the valuation value analyzed by the independent third party. RSU were first grant in May 2015. A summary of RSU activity is as follows:

Number
of RSU
Granted on May 12, 2015	6,698,000
Granted on August 14, 2015	9,477,000
Exercised	(47,700)
Forfeited	(667,500)
Outstanding at December 31, 2015	15,459,800

As at December 31, 2015, there was $482 of unrecognized compensation expenses related to non-vested RSU that are expected to be recognized.

The total share-based compensation expense in relation to options and RSU recognized in the consolidated statements of operations for the years ended December 31, 2015 were $364.

The total number of RSU exercisable was 1,886,850 as of December 31, 2015.

F - 33

15	OTHER INCOME (EXPENSE)

Other income (expense) for 2013, 2014 and 2015 included foreign exchange gain (loss) were $2,336, $(3,039) and $(2,989), respectively.

16	INCOME TAXES

The components of income (loss) before income taxes, equity in net income (loss) of equity method investee and non-controlling interest are as follows:

	Year ended December 31,
	2013	2014	2015

Domestic	$(522)	$(40,612)	$(24,350)
Foreign	1,311	7,887	(3,925)
	$789	$(32,725)	$(28,275)

The Company is tax exempt in the Cayman Islands.

Under the current Mauritius law and Hong Kong Inland Revenue Ordinance, the income of Actions Semiconductor Mauritius, Actions Hong Kong and Artek Microelectronics Hong Kong are subject to taxation in Mauritius and Hong Kong, respectively; however, up to December 31, 2015, all of these entities have not had any taxable profits. Actions Semiconductor Shanghai, Actions Microelectronics Hong Kong and Actions Capital BVI. have been loss making since their incorporation. Mavrix HK and Mavrix Shanghai have been loss making since the date of acquisition.

Effective January 1, 2008, the Enterprise Income Tax of the People’s Republic of China (“EIT Law”) was implemented. The new law requires that:

1.	For all resident enterprises, domestic or foreign, the unified Enterprise Income Tax (“EIT”) rate is 25%.

2.	Enterprises that are categorized as the "High Tech Enterprise" can enjoy a reduced tax rate of 15%.

F - 34

16	INCOME TAXES - continued

Actions Semiconductor Zhuhai

On October 10, 2014, Actions Semiconductor Zhuhai successfully renewed its certificate of "High Tech Enterprises" with effect from January 1, 2014. As a result, the applicable tax rate continued to be 15% for the years ended December 31, 2015, 2016 and 25% thereafter, unless the Group continues its status and receives certification as a “High Tech Enterprises” by the end of 2017.

In December 2013, Actions Semiconductor Zhuhai was named as “Key Integrated Circuit Design Enterprise” by PRC Tax authority with effective from December 2014. As a result, the applicable tax rate is 10% for the years ended December 31, 2013 and 2014. Actions Semiconductor Zhuhai was not granted as “Key Integrated Circuit Design Enterprise” by the end of 2015.

Artek Microelectronics Shenzhen

On November 5, 2012, certificate of "High Tech Enterprises" was granted to Artek Microelectronics Shenzhen. As a result, the applicable tax rate was 15% for the years ended December 31, 2012, 2013 and 2014. Artek Microelectronics Shenzhen was not granted as a "High Tech Enterprises" by the end of 2015. As a result, the applicable tax rate was 25% for the years ended December 31, 2015 and thereafter.

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

The Company, which has subsidiaries that are tax residents in the PRC, will be subject to the PRC dividend withholding tax of 10% when and if undistributed earnings are declared to be paid as dividends commencing on January 1, 2008 to the extent those dividends are paid out of profits that arose on or after January 1, 2008. The Company's tax provision includes $3,589, $919 and $715 of income tax expense for the 5%, 5% and 10% dividend withholding tax on the balance of distributable profits that arose on or after January 1, 2008 within its PRC subsidiaries as of the balance sheet date for the years ended December 31, 2013, 2014 and 2015 respectively.

F - 35

16	INCOME TAXES - continued

The current and deferred components of the income tax (expense) credit appearing in the consolidated statements of operations are as follows:

	Year ended December 31,
	2013	2014	2015

Current tax	$(124)	$(1,780)	$(48)
Deferred tax	(279)	3,576	204
	$(403)	$1,796	$156

The Group's deferred tax assets and liabilities as at December 31, 2014 and 2015 are attributable to the following:

	At December 31,
	2014	2015
Expenditures deductible for tax purpose in future years
- Accrued legal and professional fees	$14	$1
- Accrued bonus	56	70
- Other	1,098	1,060
Tax losses	9,516	15,807
Depreciation and amortization	64	-
Total deferred tax assets	$10,748	$16,938
Valuation allowance	(9,516)	(15,807)
Deferred tax assets	1,232	1,131

Interest income taxable for tax purpose in future years	(160)	(155)
Deferred tax liability arising from withholding tax on undistributed profits	(919)	(715)
Total deferred tax liabilities	(1,079)	(870)
Deferred tax (liabilities) assets, net	$153	$261

The following is the analysis of deferred tax balances for reporting purposes:

	At December 31,
	2014	2015
Deferred tax assets
Current	$1,179	$938
Non-current	53	193
	$1,232	$1,131
Deferred tax liabilities
Current	$(160)	$(155)
Non-current	(919)	(715)
	(1,079)	(870)
Deferred tax (liabilities) assets, net	$153	$261

Movement of valuation allowance:

	2013	2014	2015

At the beginning of the year	$3,535	$5,217	$9,516
Change for the year	1,682	4,299	6,291
At the end of the year	$5,217	$9,516	$15,807

A valuation allowance has been provided for the tax loss of $24,530, $8,285, $1,956, $24,414, $10,663 and $322 of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai, Artek Microelectronics Shenzhen, Actions Technology Zhuhai, Actions Hong Kong and Actions Microelectronics Zhuhai respectively since realization of the recorded deferred tax assets is dependent on generating sufficient taxable income. Tax loss of $3,665, $6,528, $7,612, $46,256, $22,961, $37, $1,099 and $10,663 may carry forward till 2016, 2017, 2018, 2019, 2020, 2023, 2025 and indefinitely, respectively. As the management does not believe that it is more likely than not that all of the deferred tax asset attributable to the tax losses of Actions Semiconductor Shanghai, Actions Semiconductor Zhuhai, Artek Microelectronics Shenzhen, Actions Technology Zhuhai, Actions Microelectronics Zhuhai and Actions Hong Kong will be realized, valuation allowance of $5,217, $9,516 and $15,807 has been established as of December 31, 2013, 2014 and 2015, respectively for the related deferred tax asset of these subsidiaries.

F - 36

16	INCOME TAXES - continued

The additional tax that would have been payable in the absence of the tax exemption and preferential income tax rate amounts to approximately $930, nil, and $1,508 for the years ended December 31, 2013, 2014 and 2015, respectively. It represents an increase in the basic and diluted loss per ordinary share of $0.005 for the years ended December 31, 2015; and a decrease in the basic and diluted earnings per ordinary share of $0.002 for the year ended December 31, 2013.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax expense; however, as of December 31, 2014 and 2015, there were no interest and penalties related to uncertain tax positions. The Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in the next twelve months. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2013 to 2015 and years 2008 to 2015 may be subject to examination by the PRC and Hong Kong tax authorities, respectively.

A reconciliation between the provision for income tax computed by applicable PRC enterprise income tax rate to income (loss) before income taxes, equity in net (loss) income of equity method investees and non-controlling interest, and actual provision for income taxes is as follows:

	Year ended December 31,
	2013	2014	2015

PRC tax rate	25%	25%	25%
Tax provision (credit) at PRC enterprise income tax rate	$197	$(8,181)	$(7,068)
Expenses not deductible for tax purpose	403	3,701	1,879
Share-based compensation not deductible for tax purpose	123	11	36
Income not taxable for tax purposes	(1,005)	(5,146)	(142)
Net change in valuation allowance	1,682	4,299	6,291
Effect of tax exemption and preferential income tax rate granted to PRC subsidiaries	(930)	3,857	(1,508)
Effect of the different income tax rates in other jurisdictions	204	301	196
Effect of withholding tax on undistributed earnings	400	(762)	(205)
Utilization of tax loss previously not recognized	(685)	-	-
(Over provision) under provision in prior year	(78)	(90)	32
Others	92	214	333
Income tax expense(credit)	$403	$(1,796)	$(156)

F - 37

17	NET INCOME (LOSS) PER SHARE

The calculations of basic and diluted earnings per share are computed as follows:

	For the years ended December 31,
	2013	2014	2015

Net income (loss) attributable to Actions Semiconductor Co., Ltd. shareholders	$124	$(30,361)	$(28,435)
Shares:
Weighted average shares outstanding used in computing basic net income (loss) per share	412,103,255	395,380,921	329,190,733
Effect of dilutive securities:
Weighted average shares from assumed exercise of share-based awards	13,311,756	-	-
Weighted average shares outstanding used in computing diluted net income (loss) per share	425,415,011	395,380,921	329,190,733
Net income (loss) per share, basic	$0.0003	$(0.0768)	$(0.0864)
Net income (loss) per share, diluted	$0.0003	$(0.0768)	$(0.0864)

The dilutive effect of the options and RSU are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and RSU, which include the benefit of the compensation costs attributable to future services and not yet recognized, are used to repurchase outstanding ordinary shares using average market price.

For the years ended December 31, 2014 and 2015, the Company had 2,076,484 and 16,695,100 options and RSU outstanding respectively which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share in 2014 and 2015.

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

	Year ended December 31,
	2013	2014	2015
Revenue:
MMP SoC for portable media players	$69,256	$50,143	$49,048
Testing solutions	135	117	91
	$69,391	$50,260	$49,139
Gross profit:
MMP SoC for portable media players	$21,349	$3,995	$10,715
Testing solutions	77	71	52
	$21,426	$4,066	$10,767

Geographic information

The Group operates in PRC/Hong Kong and all of the Group's long-lived assets are located in PRC/Hong Kong and substantially all of our sales are made in PRC/Hong Kong.

F - 38

19	COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2013, 2014 and 2015 was $527, $615 and $594, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2014 were $269 of which $202 and $67 are payable in the years ending December 31, 2015 and 2016, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2015 were $641 of which $499 and $142 are payable in the years ending December 31, 2016 and 2017, respectively.

(b)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2014 and 2015 were $35 and $102, respectively.

F - 39

20	MAJOR CUSTOMERS

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group's net revenues and accounts receivable:

	Net revenues
	Year ended December 31,
	2013	2014	2015

Customer A	N/A	18%	18%
Customer B	13%	N/A	N/A
Customer C	15%	15%	N/A
Customer D	16%	N/A	N/A
Customer E	N/A	11%	10%
Customer F	N/A	N/A	11%
Customer G	N/A	12%	20%
Customer H	N/A	10%	12%
	44%	66%	71%

	Accounts receivable
	At December 31,
	2014	2015

Customer A	33%	20%
Customer C	14%	N/A
Customer E	10%	10%
Customer F	13%	18%
Customer G	N/A	26%
Customer I	10%	N/A
	80%	74%

F - 40

21	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries.  Employees of the Group in Hong Kong have joined the Mandatory Provident Fund ("MPF") Scheme which is also a defined contribution plan.  The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling.  The total provisions for these employee benefits were $3,084, $3,929 and $4,208 for the years ended December 31, 2013, 2014 and 2015, respectively.

22	MATERIAL RELATED PARTY DISCLOSURE

During the years ended December 31, 2013, 2014 and 2015, the Group recognized net sales of $4,639, $9,211 and $8,573 to GMI Technology Inc. ("GMI") respectively.  As of December 31, 2014 and 2015, amount due from a related party represented an accounts receivable from GMI of $1,650 and $1,226 respectively.  GMI's president is an immediate family member of the Group's Director.

During the years ended December 31, 2013, 2014 and 2015, the Group recognized net purchase of nil, $817 and $2,080 from Realtek Semiconductor Corporation ("Realtek") respectively.  As of December 31, 2014 and 2015, amount due to a related party represented an accounts payable to Realtek of $259 and $298, respectively. Realtek's president is one of the Group's Director.

As of December 31, 2014 and 2015, the Group had an amount due from an equity method investee, Beijing Actions, of $41 and $17, respectively.

23	MAINLAND CHINA PROFIT APPROPRIATION AND RESTRICTION ON CAPITAL REPATRIATION

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary.  These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund.  Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group's discretion.  These reserve funds can only be used for specific purposes and are not distributable as cash dividends.  As of December 31, 2014 and 2015, the balance of the Company's PRC subsidiaries reserves amounted to $14,299 and $14,764, respectively.

In addition to these reserves, the registered capital of the Company's PRC subsidiaries is also restricted.  As of December 31, 2014 and 2015, the total amount of the restricted capital and reserves amounted to $113,505 and $113,970, respectively.

F - 41

SCHEDULE 1

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	At December 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$14,369	$572
Amounts due from subsidiaries	7,768	8,024
Prepaid expenses and other current assets	137	19
Total current assets	22,274	8,615

Investments in subsidiaries	334,201	305,376
Investments in an equity method investee	24,020	23,626
Acquired intangible assets, net	4,661	3,396
TOTAL ASSETS	385,156	341,013

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowing	$10,000	$38,000
Accrued expenses and other current liabilities	903	401
Amounts due to subsidiaries	152,150	146,895
Total liabilities	163,053	185,296
Equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 265,824,928 (2014: 353,016,455) shares issued and outstanding	$1	$1
Additional paid-in capital	63,046	63,426
Treasury Stock	(70,479)	(103,736)
Accumulated other comprehensive income	36,937	31,863
Retained earnings	192,598	164,163
Total equity	222,103	155,717
TOTAL LIABILITIES AND EQUITY	$385,156	$341,013

F - 42

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2013	2014	2015
Operating expenses:
Research and development	$1,017	$605	$(796)
General and administrative	(1,626)	(2,515)	(3,063)
Selling and marketing	86	43	9
Total operating expenses	(523)	(1,867)	(3,850)
Loss from operations	(523)	(1,867)	(3,850)
Gain (loss) on disposal/dissolution of subsidiaries	-	9,755	(455)
Interest income	1	1	-
(Loss) income before income taxes	(522)	7,889	(4,305)
Income tax expenses	-	-	-
Share of net income (loss) of subsidiaries, net of taxes	848	(38,266)	(23,735)
Share of net (loss) income of an equity method investee	(202)	16	(395)
Net income (loss)	$124	$(30,361)	$(28,435)

F - 43

STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars, except share and per share data)

	Year ended December 31,
	2013	2014	2015
Net income (loss)	124	(30,361)	(28,435)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	4,983	(3,797)	(5,074)
Total comprehensive income (loss)	$5,107	$(34,158)	$(33,509)

F - 44

STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data)

					Accumulated
	Ordinary shares		Additional		other	Accumulated
			paid-in	Treasury	comprehensive	retained
	Number	Amount	Capital	Stock	income	earnings	Total
Balance at January 1, 2013	408,985,092	$1	$62,509	$(42,307)	$35,751	$222,835	$278,789
Repurchase of ordinary shares	(11,772,294)	-	-	(4,853)	-	-	(4,853)
Share-based compensation	-	-	492	-	-	-	492
Exercise of share-based awards	14,261,718	-	-	3,041	-	-	3,041
Foreign currency translation adjustments	-	-	-	-	4,983	-	4,983
Net income	-	-	-	-	-	124	124
Balance at December 31, 2013	411,474,516	$1	$63,001	$(44,119)	$40,734	$222,959	$282,576
Repurchase of ordinary shares	(70,774,015)	-	-	(28,902)	-	-	(28,902)
Share-based compensation	-	-	45	-	-	-	45
Exercise of share-based awards	12,315,954	-	-	2,542	-	-	2,542
Foreign currency translation adjustments	-	-	-	-	(3,797)	-	(3,797)
Net loss	-	-	-	-	-	(30,361)	(30,361)
Balance at December 31, 2014	353,016,455	$1	$63,046	$(70,479)	$36,937	$192,598	$222,103
Repurchase of ordinary shares	(90,772,831)	-	-	(34,020)	-	-	(34,020)
Share-based compensation	-	-	380	-	-	-	380
Exercise of share-based awards	3,581,304	-	-	763	-	-	763
Foreign currency translation adjustments	-	-	-	-	(5,074)	-	(5,074)
Net loss	-	-	-	-	-	(28,435)	(28,435)
Balance at December 31, 2015	265,824,928	$1	$63,426	$(103,736)	$31,863	$164,163	$155,717

F - 45

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Operating activities:
Net income (loss)	$124	$(30,361)	$(28,435)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of acquired intangible assets	33	1,021	1,265
Share-based compensation	492	45	16
Share of net (income) loss of subsidiaries	(848)	38,266	23,735
Share of net loss (income) of an equity method investee	202	(16)	395
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	137	(84)	117
Accrued expenses and other current liabilities	(1,148)	(325)	(123)
Amounts due to subsidiaries	7,418	5,937	(5,254)
Net cash provided by (used in) operating activities	6,410	14,483	(8,284)
Investing activities:
Dividend received from a subsidiary	-	22,060	-
Investment in an equity method investee	(3,712)	(9,016)	-
(Increase) decrease in amounts due from subsidiaries	(799)	7,575	(256)
Purchase of intangible assets	(654)	(5,061)	-
Net cash (used in) provided by investing activities	(5,165)	15,558	(256)
Financing activities:
Repurchase of ordinary shares	(4,853)	(28,902)	(34,020)
Proceeds from exercise of stock options	3,041	2,542	763
Raise of short-term bank loans	-	10,000	28,000
Net cash used in financing activities	(1,812)	(16,360)	(5,257)
(Decrease) increase in cash and cash equivalents	(567)	13,681	(13,797)

Cash and cash equivalents at the beginning of the year	1,255	688	14,369
Cash and cash equivalents at the end of the year	$688	$14,369	$572

F - 46

NOTES TO SCHEDULE 1

1	Schedule 1

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

As of December 31, 2014 and 2015, $113,505 and $113,970 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2013, 2014 and 2015.

2	Basis of preparation

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its subsidiaries.

F - 47